Form 20-F
period 2004-12-31
SuperCom Ltd.
filed 2005-06-30
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number 000-50790

SUPERCOM LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
Israel
(Jurisdiction of incorporation or organization)
Millennium Bldg.
3 Tidhar St., P.O.B. 2094
Ra’anana 43665 Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Title of each class	Name of each exchange on which registered
Ordinary Shares	OTC Bulletin Board
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,703,199 ordinary shares as of December 31, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
Yes ☒     No ࿠     Not applicable
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ࿠      Item 18  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ࿠     No  ࿠

TABLE OF CONTENTS

PART I

NOTES REGARDING FORWARD-LOOKING STATEMENTS	i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS	3

ITEM 2. OTHER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3. KEY INFORMATION	3
Currency and Exchange Rates	3
Selected Financial Data	3
Capitalization and Indebtedness	5
Reasons for the Offer and Use of Proceeds	5
Risk Factors	5

ITEM 4. INFORMATION ON THE CORPORATION	17
History and Development of the Corporation	17
Business Overview	18
Organizational Structure	34
Property, Plants and Equipment	35

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
Operating Results	35
Liquidity and Capital Resources	45
Research and Development	46
Trend Information	46
Off-Balance Sheet Arrangements	48
Tabular Disclosure of Contractual Arrangements	48

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49
Directors and Senior Management	49
Compensation	50
Board Practices	52
Employees	54
Share Ownership	55

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
Major shareholders	58
Related Party Transactions	59
Interests of Experts and Counsel

ITEM 8. FINANCIAL INFORMATION	59
Consolidated Statements and Other Financial Information (Audited)	59
Significant Changes	60

ITEM 9 THE OFFER AND LISTING	60
Offer and Listing Details	60
Plan of Distribution	61

i

Markets	62
Selling Shareholders	62
Dilution	62
Expenses of the Issue	62

ITEM 10. ADDITIONAL INFORMATION	62
Share Capital	62
Memorandum and Articles of Association	62
Material Contracts	62
Exchange Controls	62
Taxation	62
Dividends and Paying Agent	67
Statement by Experts	67
Documents on Display	67
Subsidiary Information	67

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	67
Quantitative and Qualitative Information about Market Risk	67

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	68

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	68

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	68

ITEM 15. CONTROLS AND PROCEDURES	68

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	69

ITEM 16B. CODE OF ETHICS	69

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	69

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	69

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	69

PART III

ITEM 17. FINANCIAL STATEMENTS	69

ITEM 18. FINANCIAL STATEMENTS	69

ITEM 19. EXHIBITS	110

SIGNATURE	111

ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-5 (“Annual Report”) contains “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectation concerning future results and events. Words such as “anticipate,”“estimate,”“expects,”“may,”“projects,”“intends,”“plans,”“believes,”“would,”“could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to, (i) the factors discussed below under “Risk Factors;” (ii) our beliefs regarding our core strengths; (iii) our plans to achieve our strategic objectives and goals, including, without limitation, our plans for marketing our products and proprietary technologies towards achieving a specific market position, our beliefs about our ability to become a key technological player in the secured identification/document market, our intent to leverage our core technologies and know-how to develop markets, our beliefs about the contactless smart card market and our position in that market, our beliefs about the commercial possibilities for our products and our intent to leverage our public sector experience into the commercial sector, our intent to penetrate new markets by leveraging current products and systems to new applications and vertical markets, and our intent to continue to obtain and sell product through strategic alliances and supplier agreements ; (iv) our intent to continue to participate in the government market and our plans to increase our sales in the commercial market; (v) our expectations on the effects of competitive pricing on our margins, sales and market share; (vi) our expectations on the effect of our legal proceedings on our results of operations, sales and operating performance; (vii) our beliefs regarding the fluctuations of our operating results; (viii) our expectations about our future payments and revenues (or absence of payments or revenues) from the Ukraine ID Project and from the Moldovan government; (ix) our statements regarding the deployment of our SmartDSMS product in Columbus, Ohio; (X) our beliefs about our competitive position; (xi) our expectations about write offs of our inventory from the Ukraine ID Project; (xii) our expectations about the effects of seasonality on our revenues and operating results; (xiii) our plans for research and development and future products; (xiv) our beliefs about the markets in which we compete and our competitive position within those markets; (xv) our expected revenues from our customer contracts and purchase orders, including, without limitation, from our purchase orders with Moldova, the value of our biometric visa issuance system project with a European country, the value of contract for a “Magna” identification system with an African government, and the value of our agreement for our automated smart card production system with a European country and our expectations of increased revenues from sales of additional technology and raw materials to such European country. (xvi) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs; (xvii) our expectations regarding trends affecting our revenues, including, without limitation, our statements regarding the concentration of revenues in a small number of customers and the mix of our sources of revenues; (xviii) our plans regarding future accounting pronouncements and the impact of such pronouncements, including, without limitation, our intention to adopt the new accounting pronouncement of the Emerging Issues Task Force 03-01, SFAS 151 and SFAS 153 and SFAS 123R and the anticipated effects the adoption of SFAS 123R may have on our earnings; and (xix) our beliefs about the sufficiency our capital resources and other sources of liquidity to fund our planned operations; (xx)our expectation that our relocation to our new facility in Kadima may result in a write-off of certain assets; (xxi) our beliefs about our compliance with the conditions and criteria of the Law for the Encouragement of Capital Investment, 1959 and that we have not be passive foreign investment company for U.S. tax purposes. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Annual Report. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

In thisAnnual Report, all references to "SuperCom" "we," "us" or "our" are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries.

i

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars.

ii

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

Currency and Exchange Rates

We incur expenses for our operations in Israel in New Israeli Shekels (“NIS”) and translate these amounts into United States dollars for purposes of reporting consolidated results. On May 31, 2005, the exchange rate between the NIS and the dollar was NIS 4.416= $1. The following table shows for the periods and dates indicated, certain information concerning the representative $ exchange rate for translating NIS as determined by the Bank of Israel for the years ended December 31, 2000 through 2004.

	Exchange Rate
Year	At End of Period	Average Rate (1)	High	Low
2000	4.04	4.068	4.20	3.97
2001	4.416	4.220	4.416	4.041
2002	4.737	4.736	4.991	4.437
2003	4.379	4.512	4.924	4.283
2004	4.3080	4.483	4.634	4.3080

(1)	The average of the exchange rates on the last day of each month during the applicable year.

The following table shows the high and low exchange rates for the previous six months:

Period	High	Low

December 2004	4.374	4.3080
January 2005	4.414	4.3080
February 2005	4.357	4.392
March 2005	4.379	4.299
April 2005	4.395	4.360
May 2005	4.416	4.348

The following selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The consolidated selected financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from other consolidated financial statements not included in this Annual Report and have been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
YEAR ENDED DECEMBER 31,

Audited
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

	*2000	*2001	2002	2003	2004
SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	3,062	6,889	8,027	7,244	7,344
Cost of Revenues	1,756	2,574	1,830	3,102	3,730
Gross Profit	1,306	4,315	6,197	4,142	3,614

Operating Expenses:
Research and Development	2,477	1,225	1,334	918	845
Selling and Marketing	4,180	4,628	2,828	3,026	2,445
General and Administrative	3,385	3,604	1,988	1,829	1,955
Total Operating Expenses	10,042	9,457	6,150	5,773	5,245

Operating Income (Loss)	(8,736)	(5,142)	47	(1,631)	(1,631)
Financial Income (Expenses), Net	744	123	(35)	(233)	(214)
OTHER INCOME (EXPENSES), NET	(1,688)	(241)	6,203	(83)	(27)
Income Loss before Taxes on Income	(9,680)	(5,260)	6,215	(1,947)	(1,872)
Income Taxes	2	--	--	--	--
Share in Earnings (Loss) of an Affiliated
Company and impairment, Net of taxes	19	--	(38)	(48)	--
Net Income (Loss) from continuing operations	(9,663)	(5,260)	6,177	(1,995)	(1,872)

Loss from discontinued operations	1,276	1,288	(427)	--	--
Net income (loss)	$(10,939)	$(6,548)	$5,750	$(1,995)	$(1,872)

PER SHARE DATA:
Basic and Diluted loss from continuing
operations	$(0.76)	$(0.42)	$0.49	$(0.15)	$(0.13)

Basic and Diluted earning (loss) from discontinued
operations	$(0.1)	$(0.1)	$(0.04)	$--	$--
Basic and Diluted earning (loss) per share
	$(0.86)	$(0.52)	$0.45	$(0.15)	$(0.13)

SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	8,565	274	4,567	1,729	2,894
Short term deposit	--	100	--	697	353
Marketable debt securities	--	--	609	117	--

Trade receivables (net of allowance
for doubtful accounts of $ 3,333
and $ 3,347 as of December 31, 2003
and 2004, respectively)	161	573	2,202	1,808	1,463
Inventories	2,832	3,777	3,144	3,236	2,165
Total Current Assets	12,887	6,006	11,092	9,881	9,254
TOTAL ASSETS	15,219	8,531	13,756	12,685	13,938
Total Current Liabilities	4,016	4,226	3,468	4,450	4,259
Accrued Severance Pay	858	442	362	436	564
SHAREHOLDERS’ EQUITY:
TOTAL SHAREHOLDERS' EQUITY	10,345	3,863	9,497	7,612	9,115

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should consider each of the following factors as well as other information in this Annual Report in evaluating our business, financial condition and our prospects. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we consider immaterial may also impair our business operations, financial results and prospects. If any of the following risks actually occur, our business, financial results and prospects could be harmed. In that case, the trading price of our ordinary shares could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and related notes and the Section captioned “Note Regarding Forward-Looking Statements”.

We have a history of operating losses and negative cash flows and may not be profitable in the future.

We have incurred substantial losses and negative cash flows since our inception. We had an accumulated deficit of approximately $20,114,000 at December 31, 2004. We incurred net losses of approximately $1,872,000 and $1,995,000 for the years ended December 31, 2004 and 2003, respectively. We expect to have net operating losses and negative cash flows for the foreseeable future, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Part of our operating expense levels are based on internal forecasts for future demand and not on firm customer orders for products or services. Our results may be negatively affected by fluctuating demand for our products and services from one quarter to the next and by increases in the costs of components and raw materials acquired from suppliers.

We will face a need for additional capital and may need to curtail our operations if it is not available.

We have partially funded our operations through the issuance of equity securities to investors and may not be able to generate a positive cash flow in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations. We believe that our current cash and cash equivalents, in addition to our revenues generated from our business operations, will satisfy our operating capital needs for at least the next 12 months based upon our currently anticipated business activities. However, we may need additional capital even within the next 12 months if we undertake large projects or have a delay in one of our anticipated projects. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.

We depend on a limited number of customers for a substantial portion of our revenue. During the years ended December 31, 2003 and 2002, we derived 66%, and 73%, respectively, of our consolidated net revenue for that year from four individual customers. In the year ended December 31, 2004, four of our customers accounted for 65% of our consolidated net revenues as follows: Intercomsoft (see additional information in item 4.B - “Recent Developments”), China Travel Services (CHK) Ltd., China Travel Service (Holdings) H.K. Ltd. and Aquarius Intertrade Ltd. accounted for, 22%, 17%, 10% and 16%, respectively, of our consolidated net revenues. A substantial reduction in sales to, or loss of, any of our significant customers would adversely affect our business unless we were able to replace the revenue we received from those customers, which replacement we may not be able to do. As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Part of our sales are not recurring sales, including our sales in 2004 to Aquarius Intertrade Ltd., and quarterly and annual sales levels could fluctuate and sales in any period may not be indicative of sales in future periods.

Our reliance on third party technologies, raw materials and components for the development of some of our products and our reliance on third parties for manufacturing may delay product launch, impair our ability to develop and deliver products or hurt our ability to compete in the market.

Most of our products integrate third-party technology that we license and/or raw materials and components that we purchase or otherwise obtain the right to use, including: operating systems, microchips, security and cryptography technology for card operating systems, which prevents unauthorized parties from tampering with our cards, and dual interface technology, which enables cards to operate in both contact and contactless mode. Our ability to purchase and license new technologies and components from third parties is and will continue to be critical to our ability to offer a complete line of products that meets customer needs and technological requirements. We may not be able to renew our existing licenses or be able to purchase components and raw materials on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology, and we may lose the potential competitive advantage such technology gave us. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to security issues, either of which events could adversely affect our results of operations. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market also would be impaired.

We do not have minimum supply commitments from our vendors for our raw materials or components and generally purchase raw materials and components on a purchase order basis. Although we generally use standard raw materials and components for our systems, some of the key raw materials or components are available only from a single source or from limited sources. For example, Teslin®, which is a primary raw material used in our smart card products is only available from a single source. Similarly, many of our various chips and toners are only available from limited sources. Even where multiple sources are available, we typically obtain components and raw materials from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation.

Delays in deliveries from our suppliers or defects in goods or components supplied by our vendors could cause our revenues and gross margins to decline.

We rely on a limited number of vendors for certain components for the products we are supplying and rely on a single vendor for Teslin®. We do not have any long-term contracts with our suppliers. Any undetected flaws in components or other materials to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts or materials. Even though there are multiple suppliers, we currently purchase some of our components from a single supplier to take advantage of volume discounts which presents a risk that the components may not be available in the future on commercially reasonable terms or at all. Although we believe that there are additional suppliers for the equipment and supplies that we require, we may not be able to make such alternative arrangement promptly. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage to our business reputation.

Our inability to maintain existing and develop new strategic relationships with primary integrators for governmental secured ID and passport projects could impact our ability to obtain or sell our products, and prevent us from generating revenues.

We obtain and sell many of our products through strategic alliance and supplier agreements in which we act as subcontractors or suppliers to the primary integrator or contractor, including China Travel Service (Holdings) H.K. Ltd. in Hong Kong for the Hong Kong passport project, China Travel Services (CHK) Ltd. for the China re-entry card project and Intercomsoft in Moldova for the Moldova national documentation project. The loss of any of our existing strategic relationships, or the inability to create new strategic relationships in the future, could adversely affect our ability to develop and sell our products.

We sometimes depend upon our strategic partners to market our products and to fund and perform their obligations as contemplated by our agreements with them. We do not control the time and resources devoted by our partners to these activities. These relationships may not continue or may require us to spend significant financial, personnel and administrative resources from time to time. We may not have the resources available to satisfy our commitments, which may adversely affect our strategic relationships.

If alliance or supplier agreements are cancelled, modified or delayed, if alliance or supplier partners decide not to purchase our products or to purchase only limited quantities of our products, or if we are unable to enter into additional alliance or supplier agreements, our ability to produce and sell our products and to generate revenues could be adversely affected.

We have sought U.S. government contracts in the past and may seek additional U.S. government contracts in the future, which subjects us to certain risks associated with such types of contracts.

Most U.S. government contracts are awarded through a competitive bidding process, and some of the business that we expect to seek in the future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

•	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

•
the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

•	the need to compete on occasion to retain existing contracts that have in the past been awarded to us on a sole-source basis;

•	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

•
the expense and delay that may arise if our competitors protest or challenge new contract awards made to us pursuant to competitive bidding or subsequent contract modifications, and the risk that any of these protests or challenges could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire if the U.S. government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

In addition, U.S. government contracts subjects us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government. Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts, however, could have a material adverse effect on the financial condition of the Company.

The U.S. government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

Furthermore, government programs can experience delays or cancellation of funding, which can be unpredictable. For example, the U.S. military’s involvement in Iraq has caused the diversion of some Department of Defense funding away from the certain projects in which we participate, thereby delaying orders under certain of our governmental contracts. This makes it difficult to forecast our revenues on a quarter-by-quarter basis.

Our dependence on third party distributors, sales agents, and value-added resellers could result in marketing and distribution delays which would prevent us from generating sales revenues.

We market and sell some of our products using a network of distributors covering several major world regions, including the United States. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and could be terminated by the distributor. We do not have agreements with all of our distributors. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

Our ability to terminate a distributor who is not performing satisfactorily may be limited. Inadequate performance by a distributor would adversely affect our ability to develop markets in the regions for which the distributor is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results will be highly dependent upon: (i) our ability to maintain our existing distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our distributors, sales agents, and value-added resellers to successfully market our products. A failure to achieve these objectives could result in lower revenues.

Third parties could obtain access to our proprietary information or could independently develop similar technologies because of the limited protection for our intellectual property and such actions would enable third parties to compete more effectively with us and, accordingly, these actions would have a harmful effect on our operations.

Despite the precautions we take, third parties may copy or obtain and use our proprietary technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to defend successfully our industrial or intellectual property rights, we might lose rights to technology that we need to develop our business, which may cause us to lose potential revenues, or we might be required to pay significant license fees for the use of such technology. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. We currently have one registered patent in Israel and five patent applications pending, one registered patent in the USA and four patents pending, two patents pending in Europe and other and other jurisdictions. Generally, these patents and patent applications relate to our lamination, printing access control and electronic passport technologies

We may not be issued patents based on our patent applications. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us and/or could reduce our ability to compete. In addition, these efforts to protect our intellectual property rights could require us to incur substantial costs even when our efforts are successful.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the United States. Our means of protecting our intellectual property rights in Israel, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. For instance, the intellectual property rights of our Asian subsidiary, SuperCom Asia Pacific Ltd. may not be fully protected by the laws of Hong Kong and the People’s Republic of China (“PRC”). The PRC does not yet possess a comprehensive body of intellectual property laws. As a result, the enforcement, interpretation and implementation of existing laws, regulations or agreements may be sporadic, inconsistent and subject to considerable discretion. The PRC’s judiciary has not had sufficient opportunity to gain experience in enforcing laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. As the legal system develops, entities such as ours may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and preemption of provincial or local laws by national laws. Even when adequate law exists in the PRC, it may not be possible to obtain speedy and equitable enforcement of the law.

We may face harmful claims of infringement of proprietary rights, which could require us to devote substantial time and resources toward modifying our products or obtaining appropriate licenses.

There is a risk that our products infringe the proprietary rights of third parties. On August 8, 2003, we received a letter stating that we may be infringing certain patents of third parties with respect to our hot lamination process for plastic cards. We reviewed the claims made in the letter and we do not believe that our products or technology infringes such parties' patents or any other third party's patents. Since the initial letter, we received another letter dated July 13, 2004 from the same party requesting that we respond to their claim and stating that attractive licenses are available. On August 11, 2004 we responded to this letter and indicated that we do not infringe such parties’ patents. To date, no infringement claims have been filed against us. We believe that hot lamination of plastic cards is a widely known process that is used by most card manufacturers. Even if it were determined that we are infringing such third party’s patents, we feel that we could use another process to laminate plastic cards and our business would not be materially affected.

Regardless of whether our products infringe on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expenses in defending them. If any infringement claims or actions are successfully asserted against us, we may be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and services, expend significant resources to develop non infringing technology, modify our products and services or seek licenses for these intellectual property rights. We may not be able to modify our products or obtain licenses on commercially reasonable terms, in a timely manner or at all. Our failure to do so could adversely affect our business by preventing us from selling some or all of our products. Adverse or protracted litigation or the failure to obtain necessary licenses or other rights could increase our expenses, as well as delay our increasing revenues, due to the possible devotion of significant financial and human resources in defending such litigation.

A security breach of our internal systems or those of our customers could harm our business by adversely affecting the market's perception of our products and services thereby causing our revenues to decline.

For us to penetrate further the marketplace, the marketplace must be confident that we provide effective security protection for national identity and other secured ID documents and cards. Although we have not experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market's perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market's perception of our products and services.

We may be exposed to significant liability for actual or perceived failure to provide required products or services which could damage our reputation and adversely affect our business by causing our revenues to decline and our costs to rise.

Products as complex as those we offer may contain undetected errors or may fail when first introduced or when new versions are released. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in new products or enhancements after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance, or claims by customers against us, or could cause us to incur additional costs or lose revenues, any of which could adversely affect our business.

Because our customers rely on our products for critical security applications, we may be exposed to claims for damages allegedly caused to a customer as a result of an actual or perceived failure of our products. An actual or perceived breach of security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect our business reputation. Furthermore, our failure or inability to meet a customer's expectations in the performance of our services, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could result in a claim for substantial damages against us by the customer, discourage other customers from engaging us for these services, and damage our business reputation. We carry product liability insurance, but existing coverage may not be adequate to cover potential claims.

We currently carry product liability insurance, errors and omissions for high-technology companies insurance and insurance to guard against losses caused by employees' dishonesty. We believe that this insurance coverage is comparable to that of other similar companies in our industry. However, that insurance may not continue to be available to us on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. We do not maintain insurance coverage for employee errors or security breaches, nor do we maintain specific insurance coverage for any interruptions in our business operations. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our business by increasing our costs.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales.

Most of our business to date has been in jurisdictions other than the United States and we plan to increase our international sales outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales, including:

• increased collection risks;

• trade restrictions;

• export duties and tariffs;

• uncertain political, regulatory and economic developments;

• inability to protect our intellectual property rights;

• very aggressive competitors;

• lower gross margins in commercial sales in Hong Kong and China;

• business development in Hong Kong and China is time consuming and risky due to the uncertain political, regulatory and legal environment; and

• currency issues.

In addition, in many countries the national security organizations require our employees to obtain clearance before such employees can work on a particular transaction. Failure to receive, or delays in the receipt of, relevant foreign qualifications also could have a material adverse effect on our ability to obtain sales at all or on a timely basis. Additionally, as foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. If we fail to adequately address any of these regulations, our business will be harmed.

The markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop our business might not grow as much or as profitably as we hope.

Many of the markets that we target for our future growth are currently small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or profitably as we hope. For example, we are developing smart card products and services for the national government ID market.

Smart card technology has not been widely adopted by national governments, largely due to the cost of the necessary infrastructure and the relatively limited capabilities of previous microchips. We are investing in identification and security networks products and services, but so far we have not deployed our systems on a widespread basis. In 2004, our revenues from the government market totaled approximately $6,330,000 compared to $1,014,000 from the commercial market. As a general matter, our revenues in the commercial market are derived from sales of products that we adapted to the commercial market from the government market. Although we believe the government market is critical to our success in the short term, we believe that both the government and commercial markets will be critical to our long-term future success. The development of these markets will depend on many factors that are beyond our control, including the factors that are discussed in these Risk Factors. There can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market into the commercial market.

If smart card and highly secured document technology is not adopted in government and industry organizations, we may lose some of our existing customers and our business might not grow as much or as profitably as we hope.

Our ability to grow depends significantly on whether governmental and industrial organizations adopt smart card technology as part of their new standards and whether we will be able to leverage our expertise with government products into commercial products. If these organizations do not adopt smart card and highly secured document technology, then we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base. There also can be no assurances that we will be able to continue to apply our expertise and solutions developed for the public sector into the commercial market.

In order for us to achieve our growth objectives, smart card technology must be adopted in a variety of areas, including:

• bank credit and debit card systems, which in most countries have traditionally relied on magnetic stripe cards as their principal technology;

• computer equipment, which must include smart card readers as standard equipment if the use of smart cards for Internet and other applications is to become common;

• widely used digital signature information technology security systems;

• national identity card programs, which are considering smart cards with biometric technology;

• government issued passports and ID cards which include contactless smart card chips, which has been recently recommended as the new standard by International Committee of Aviation Organizations;

• transportation applications using cards as method of payment; and

• access control in such fields as education and health care.

Any or all of these areas may not adopt smart card technology.

We cannot accurately predict the future growth rate of this market, if any, or the ultimate size of the smart card technology market. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;
•	customers’ perception of the benefits of smart card solutions;
•	public perceptions of the intrusiveness of these solutions and the manner in which organizations use the information collected;
•	public perceptions regarding the confidentiality of private information;
•	customers’ satisfaction with our products and services; and
•	marketing efforts and publicity regarding our products and services.

Even if smart card solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If smart card solutions or our products and services do not gain wide market acceptance our business and our financial results will suffer.

We need to develop our position as a provider of systems and services to earn high margins from our technology and, if we are unable to develop such position, our business will not be as profitable as we hope, if profitable at all.

The increasing sophistication of smart card technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying smart cards. While we have had some early success positioning ourselves as a provider of services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce attractive margins in the future. A significant portion of the value of smart card technology lies in the development of operating systems and applications that will permit the use of smart cards in new markets. In contrast, the margins involved in manufacturing and selling smart cards can be relatively small, and might not be sufficient to permit us to earn an attractive return on our development investments.

If we are unable to keep up with rapid changes in smart card technology, our existing products and services could become obsolete and our revenues will decline.

The market for our products and services is marked by rapid technological change, frequent new product introductions and smart card technology enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to smart card technology and to satisfy the increasingly sophisticated requirements of our customers. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change may cause us to lose our existing customer base.

The process of developing our products and services is extremely complex and requires significant continuing development efforts. Our investments in research and development have been considerable and may increase in the future. In order to earn an adequate return on these investments, we need to expand our sales significantly. We may not achieve our development objectives or expand our sales.

Various technical problems and resource constraints may impede the development, production, distribution and marketing of our products and services. In addition, laws, rules, regulations or industry standards may be adopted in response to these technological changes, which in turn, could materially and adversely affect how we will do business. Our continued participation in the market for governmental agencies may require the investment of our resources in upgrading our products and technology for us to compete and to meet regulatory and statutory standards. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements to compete effectively in the marketplace.

The time from our initial contact with a customer to a sale is long and subject to delays, which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations and causing significant fluctuations in our revenue from quarter to quarter.

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future from quarter to quarter for the following reasons:

•	long customer sales cycles;

•	reduced demand for our products and services;

•	price reductions, new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our distributors sell;

•	contract cancellations, delays or amendments by customers;

•	the lack of government demand for our products and services or the lack of government funds appropriated to purchase our products and services;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	other non-recurring financial charges;

•	the lack of availability or increase in cost of key components and subassemblies; and

•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products that may contain complex designs and components.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has to date ranged from three to 24 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

The lead-time for ordering parts and materials and building many of our products can be many months. As a result, we must order parts and materials and build our products based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may produce more products than we can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory.

Our markets are highly competitive and competition could harm our ability to sell products and services and could reduce our market share.

The market for smart card and secured document products and services is intensely competitive. We expect competition to increase as the industry grows and as smart card technology begins to converge with the information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than us. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the national documentation production market expands, we expect additional competitors to enter the market.

Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future smart card products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well established relationships with our existing and prospective customers. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market share.

The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which would adversely affect our operating results and adversely affect our earnings per share.

We rely on the services of certain executive officers and key personnel, the loss of whom could adversely affect our operations by causing a disruption to our business.

Our future success depends largely on the efforts and abilities of our executive officers and senior management and other key employees, including technical and sales personnel. The loss of the services of any of these persons could disrupt our business until replacements, if available, can be found. We do not maintain any key-person insurance for any of our employees.

Our ability to remain competitive depends in part on attracting, hiring and retaining qualified technical personnel and, if we are not successful in such hiring and retention, our business could be disrupted.

Our future success depends in part on the availability of qualified technical personnel, including personnel trained in software and hardware applications within specialized fields. As a result, we may not be able to successfully attract or retain skilled technical employees, which may impede our ability to develop, install implement and otherwise service our software and hardware systems and to efficiently conduct our operations.

The information technology and network security industries are characterized by a high level of employee mobility and the market for technical personnel remains extremely competitive in certain regions, including Israel. This competition means there are fewer highly qualified employees available to hire, the costs of hiring and retaining such personnel are high and highly qualified employees may not remain with our Company once hired. Furthermore, there may be pressure to provide technical employees with stock options and other equity interests in our Company, which may dilute our earnings (loss) per share.

Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on our business, operating results and financial condition.

Our planned growth will place significant strain on our financial and managerial resources and may negatively affect our results of operations and ability to grow.

Our ability to manage our growth effectively will require us:

• to continue to improve our operations, financial and management controls, reporting systems and procedures;

• to train, motivate and manage our employees; and

• as required, to install new management information systems.

Our existing management and any new members of management may not be able to augment or improve existing systems and controls or implement new systems and controls in response to anticipated future growth. If we are successful in achieving our growth plans, such growth is likely to place a significant burden on the operating and financial systems, resulting in increased responsibility for our senior management and other personnel.

Some of our products are subject to government regulation of radio frequency technology which could cause a delay or inability to introduce such products in the United States and other markets.

The rules and regulations of the United States Federal Communications Commission or, the "FCC" limit the radio frequency used by and level of power emitting from electronic equipment. Our readers, controllers and other radio frequency technology scanning equipment are required to comply with these FCC rules which may require certification, verification or registration of the equipment with the FCC. Certification and verification of new equipment requires testing to ensure the equipment's compliance with the FCC's rules. The equipment must be labeled according to the FCC's rules to show compliance with these rules. Testing, processing of the FCC's equipment certificate or FCC registration, and labeling may increase development and production costs and could delay introduction of our verification scanning device and next generation radio frequency technology scanning equipment into the U.S. market. Electronic equipment permitted or authorized to be used by the FCC through our certification or verification procedures must not cause harmful interference to licensed FCC users, and it is subject to radio frequency interference from licensed FCC users. Selling, leasing or importing non compliant equipment is considered a violation of FCC rules and federal law and violators may be subject to an enforcement action by the FCC. Any failure to comply with the applicable rules and regulations of the FCC could have a material adverse effect on our business, operating results and financial by increasing our costs due to compliance and/or limit our sales in the United States.

Conditions in Israel affect our operations in Israel and may limit our ability to sell our products and services.

We are incorporated under Israeli law and our manufacturing facility and research and development facility will continue to be located in Israel. Political, economic and military conditions in Israel will, accordingly, directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite negotiations to effect peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence primarily in the West Bank and Gaza Strip, negotiations between Israel and the Palestinian Authority have ceased from time to time and there has been increased military activity characterized by some as war. More recently, violence has spread to Jerusalem and areas near Tel Aviv. Furthermore, several countries still restrict trade with Israeli companies, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Generally, all nonexempt male adult citizens and permanent residents of Israel are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. Currently, Israeli law requires most male Israeli citizens to perform military reserve duty annually until the age of 45. Generally, between five and ten, representing approximately 8% to 15%, of our officers and employees are at any one time obligated to perform annual reserve duty. We believe that a maximum of approximately 15% of our employees at any one time could be called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business, results and financial condition may be adversely affected.

Fluctuations in the exchange rate between the United States dollar and foreign currencies may affect our operating results.

We incur expenses for our operations in Israel in New Israeli Shekels (NIS) and translate these amounts into United States dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations, as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price. In addition, future currency exchange losses may increase if we become subject to exchange control regulations restricting our ability to convert local currencies into United States dollars or other currencies.

We are exposed to special risks in foreign markets which may make it difficult in settling transactions and thereby force us to curtail our business operations.

In conducting our business in foreign countries, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. For instance, business development in Hong Kong and China is time consuming and risky due to the uncertain political, regulatory and legal environment. Other risks inherent to operating in other countries include range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by it in their countries into United States dollars or other currencies, or to take those dollars or other currencies out of those countries.

The terrorist attacks of September 11, 2001, and the continuing threat of global terrorism, have increased financial expectations that may not materialize.

The September 11, 2001 terrorist attacks, and continuing concerns about global terrorism, may have created an increase in awareness for smart card security solutions generally. However, it is uncertain whether the actual level of demand for our products and services will grow as a result of such increased awareness. Increased demand may not result in an actual increase in our revenues. In addition, it is uncertain which security solutions, if any, will be adopted as a result of the terrorism and whether our products will be a part of those solutions. The efforts of the United States in the war against terrorism, the war in Iraq, and the post-war reconstruction efforts in Iraq, may actually delay funding for the implementation of security solutions generally in the United States. Even if our products are considered or adopted as solutions to the terrorism, the level and timeliness of available funding are unclear. These factors may adversely impact us and create unpredictability in revenues and operating results.

Our shareholders may face difficulties in the enforcement of civil liabilities against SuperCom Ltd. and its officers and directors.

Certain of our directors and our professional advisors are residents of Israel or otherwise reside outside of the United States. SuperCom Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. It may be difficult to effect service of process within the United States upon us or upon any such directors or professional advisors or to realize in the United States upon judgments of United States' courts predicated upon civil liability of SuperCom Ltd. or such persons under United States federal securities laws. We have been advised by our Israeli counsel that there is doubt as to whether Israeli courts would (i) enforce judgments of United States' courts obtained against SuperCom Ltd. or such directors or professional advisors predicated solely upon the civil liabilities provisions of United States' federal securities laws, or (ii) impose liabilities in original actions against SuperCom Ltd. or such directors and professional advisors predicated solely upon such United States' laws. However, subject to certain time limitations, Israeli courts will enforce foreign (including United States) final executory judgments for liquidated amounts in civil matters, obtained after due trial before a court of competent jurisdiction which recognizes similar Israeli judgments, provided that (1) due process has been observed, (2) such judgments or the execution thereof are not contrary to Israeli law, public policy, security or sovereignty, (3) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties and (4) an action between the same parties in the same matter is not pending in any Israeli court at the time the law suit is instituted in the foreign court.

We are unlikely to pay dividends for the foreseeable future.

We distributed a cash dividend to our shareholders on one occasion on August 26, 1997 in the aggregate amount of NIS 1 million and prior to that dividends in the form of bonus shares were distributed on two other occasions. We do not expect to declare or pay cash dividends in the foreseeable future and currently intend to retain future earnings, if any, to finance the growth and development of our business.

With our ordinary shares being traded only on the OTC Bulletin Board or on the "pink sheets" in the United States, the liquidity of our ordinary shares in the United States may be limited.

Our ordinary shares trade on the OTC Bulletin Board in the United States. If we were unable to have a quotation of our ordinary shares on the OTC Bulletin Board System, our shares will only be traded on the "pink sheet" market. Stocks in the OTC Bulletin Board or in the "pink sheet" market ordinarily have much lower trading volume than in other markets, such as the Nasdaq SmallCap Market or the Nasdaq National Market. Very few market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for Nasdaq stocks. As a result of the low trading volumes ordinarily obtained in OTC Bulletin Board and "pink sheet" markets, sales of our ordinary shares in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the OTC Bulletin Board and in the "pink sheet" markets are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

A significant number of our ordinary shares are or will be eligible for sale in the open market, which could reduce the market price for our ordinary shares and make it difficult for us to raise capital.

As of June 20, 2005 18,346,140 ordinary shares were outstanding. In addition, there were a total of 3,634,141 ordinary shares issuable upon exercise or conversion of outstanding options. We have issued options to acquire ordinary shares to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. As of June 20, 2005, our existing stock option plan had 1,000,000 ordinary shares available for future issuance. In December 2004, we filed a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission registering (i) 1,000,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 3,494,315 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 643,595 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan. We have also issued 2,562,298 warrants to acquire ordinary shares to investors and consultants, at various prices, which expire between 2009 to 2010. As of June 20, 2005 warrants to acquire only 1,144,853 ordinary shares had been exercised. In November, 2004, we registered up to 6,341,713 ordinary shares pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission, which include ordinary shares issuable upon exercise of our outstanding warrants.

The issuance of a large number of additional ordinary shares upon the exercise or conversion of outstanding options or warrants would cause substantial dilution to existing stockholders and could decrease the market price of our ordinary shares due to the sale of a large number of shares in the market, or the perception that these sales could occur. These sales, or the perception of possible sales, could also impair our ability to raise capital in the future.

"Penny stock" rules may make buying or selling our ordinary shares difficult, severely limiting the market price of our ordinary shares and the liquidity of our shares in the United States.

Trading in our ordinary shares will most likely be subject to the "penny stock" regulations adopted by the U.S. Securities and Exchange Commission. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a "penny stock," of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit their market price and the liquidity of our stock.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the OTC Bulletin Board in the United States and on the Euronext Brussels stock market in Belgium. Trading in our ordinary shares on these markets is made in different currencies (US dollars on the OTC Bulletin Board and Euros on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Belgium). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

• the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

• the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

• the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

• the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months);

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

ITEM 4.    Information on the Corporation.

A.    History and Development of the Corporation

SuperCom Ltd. was incorporated in Israel, as a company limited by shares, on July 4, 1988 pursuant to the provisions of the then-current Israeli Companies Ordinance. The legislative framework within which we now operate is the Israeli Companies Law, 5759-1999 (the "Companies Law"), which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the "Companies Ordinance").

SuperCom Ltd. became a publicly-traded company on Nasdaq Europe on April 19, 1999. On October 23, 2003, following the closing of the Nasdaq Europe stock market, we transferred the listing of our shares to Euronext Brussels stock market under the symbol “SUP”. Since November 5, 2004 our ordinary shares have also traded on the OTC Bulletin Board market under the symbol “SPCBF.OB”.

From our incorporation in 1988 until 1999, we were a development-stage company primarily engaged in research and development, establishing relationships with suppliers and potential customers and recruiting personnel with a focus on the governmental market. During the fiscal year ended December 31, 2002, we completed our reorganization plan that we began in 2001. According to such plan, we decided to add marketing and sales efforts on the commercial market with a new line of products, including SmartGate 2400, EduGate and DynaGate, while still maintaining our business in the governmental market.

In December 2002, we discontinued the operations of two subsidiaries, Genodous Inc. and Kromotek, Inc., and disposed of all assets related to such subsidiaries. The operations and cash flows of those two subsidiaries have been eliminated from our operations. We have no intention of continuing our activity in such subsidiaries. Our plan of discontinuance involved (i) termination of all employees related to those subsidiaries, including payment of all statutory and contractual severance sums, by the end of the fourth quarter of 2002, and (ii) disposal of the equipment owned by such subsidiaries.

During the period from January 1, 2004 to December 31, 2004, our capital expenditures totaled approximately $1,088,000 (compared to $87,000 during 2003 and $73,000 during 2002), of which approximately $1,017,000 (compared to $78,000 during 2003 and $69,000 during 2002) was expended at or upon SuperCom's facilities in Israel, and approximately $71,000 (compared to $9,000 during 2003 and $4,000 during 2002) was expended upon various facilities of SuperCom's subsidiaries outside Israel. Of these expenditures, approximately $41,000 during 2004 (compared to $66,000 during 2003 and $33,000 during 2002) was for capital equipment and leasehold improvements and the balance of approximately $1,047,000 (compared to $21,000 during 2003 and $40,000 during 2002) was related to information technology.

During January 1999, Trimol Group Inc., a publicly traded company in the United States and the parent company of Intercomsoft Ltd., issued 125,000 shares of Trimol Group, Inc. to us as partial consideration for the equipment supplied and the other undertakings under our agreement with Intercomsoft Ltd. (“Intercomsoft”). During the first and the second quarter of 2004 we sold all our shares in Trimol for the total amount of approximately $2,500.

On November 17, 2003, we purchased the remaining 20% of the shares that we did not own of SuperCom Asia Pacific from the minority shareholder in consideration of a payment of approximately $70,000.

All of the above expenditures were paid from cash generated from our initial public offering.

During fiscal 2002, we sold in three separate transactions with third party purchasers our entire equity interest in our subsidiary, InkSure Technologies, Inc., (“InkSure”), for which we received aggregate proceeds of approximately $6,600,000 from the sale of its shares. During 2003, we did not make any significant capital divestitures nor are any such divestitures in progress. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by us.

We filed a Registration Statement under the Exchange Act on Form 20-F on July 29, 2004 which became effective 60 days thereafter. At such time, we became a foreign private issuer reporting company under the Exchange Act. Our ordinary shares began trading on the OTC Bulletin Board in the United States on November 5, 2004.

Our head office and principal place of business is located at Millennium Bldg., 3 Tidhar St., P.O.B. 2094, Ra’anana 43665 Israel, and our telephone number is +972-9-7750800. Our internet address is http://www.supercomgroup.com. The information contained on our corporate website is not a part of this Annual Report.

Our agent for SEC matters in the United States is SuperCom, Inc., whose address is:  2010 Corporate Ridge, Suite 700 McLean, VA 22102-7838
For information concerning our results of operations, capital expenditures and methods of financing, see "Operating and Financial Review and Prospects."

B.    Business Overview

Business Overview

We are a smart card technology company that designs, develops and markets advanced smart card technologies and products for the governmental and commercial secured identification markets. With an embedded microcontroller, smart cards have the unique ability to store large amounts of data, perform on-card functions, such as encryption, and interact intelligently with a smart card reader. Smart cards connect to a smart card reader through either direct physical contact or a remote contactless radio frequency interface. We function as a "one-stop" technological integration and support source for smart card system integrators, utilizing our know-how and technologies. We develop and market a wide range of complementary technologies and solutions for the smart card market, including customizable smart cards, smart card-related products, proprietary smart card production technologies, and advanced identification, or ID, technologies, complemented by brand protection and authentication technologies. We also sell specially designed kits containing the raw materials necessary to produce cards and smart cards.

We believe that our core strengths are as follows:

•	Smart card technology integration know-how;

•	High security solution integration;

•	Proprietary smart card technologies and products;

•	Expertise in multi-application smart cards; and

•	Extensive experience with the government ID market.

Our objective is to become a leading provider of high-end smart card systems by marketing our extensive technological know-how, advanced technologies and value-added products and applications for government and commercial smart cards in the secured identification and access control markets, worldwide. While we intend to continue to participate in governmental ventures, we also plan to increase our sales efforts in the private commercial market through our U.S. distribution channels, including our distribution arrangements with Identiphoto Inc., Plasco-ID Inc., Laminex, Inc. and Eastern DataComm.

We will seek to market our products and proprietary technologies to position us as:

•	A horizontal smart card technology provider and integrator with the ability to respond to complex security and multi-application smart card system challenges; and

•	A provider of a combination of unique and traditional smart cards and complementary smart card-related products, which, as applicable, will be sold "off-the-shelf" as complete solutions.

There can be no assurance as to whether we shall achieve our objective, the degree of our growth, if any, in the commercial market or whether we shall achieve our desired market position.

Recent Developments

We entered into an agreement in December, 2004 with an African governmental agency to provide an end-to-end “Magna” national identification system valued at $2.5 million during the term of the agreement, which is five years. The solution will be deployed in stages that began in the fourth quarter of 2004 and will continue through the end of the fourth quarter of 2005.

On March 24, 2005, we terminated our agreement with Intercomsoft relating to the national documentation project in Moldova. Under the terms of the termination agreement, we will supply equipment, consumables and software directly to the Moldovan government. We have not, however, entered into a contract with the Moldovan government. We are being paid by the Moldavian per purchase order. We do not expect any significant changes in our revenues as a result of the termination of such agreement.

In May, 2005 we received our first order for our SmartDSMS product from the city of Columbus, Ohio, which assists users in managing recovery operations. The solution will be deployed during the second quarter of 2005.

In May 5, 2005, the U.S. Government Printing Office (“GPO”) issued a Notice of Termination for Convenience involving the Company’s participation in the three-phase testing of technology for a new electronic passport project. While an earlier termination notice was withdrawn after discussions with the U.S. Government, the Company’s attempts to persuade the Government to withdraw the current termination notice have been unsuccessful to date.  The notice terminates SuperCom’s contract awards for the Electronic Passport Program. While the termination notice does not specify the reason for its issuance, the Company understands from its discussions with the Government that it is based on unresolved security concerns and not related to the Company’s technological solution or its cost proposal.

In January 2005, we announced that we signed an agreement with the government of a European country to deploy a biometric visa issuance system in its embassies throughout the world. The project’s first stage that has an estimated value of approximately $500,000.

We have introduced the following new products since December 2004:

•
Biometrics Visa. The biometric visa system is built on our proprietary platform technology and is tailored to meet the customer’s specific requirements. The integrated system captures the fingerprints of each visa applicant and stores the images on a chip integrated in each visa, enabling automatic and positive identification of the person each time the visa is used. This end-to-end solution meets all International Civil Aviation Organization (ICAO) standards for visas and passports.

•
Smart Disaster Site Management System - SmartDSMS. SmartDSMS is a comprehensive solution for facilitating the authentication and flow of on-site personnel in disaster recovery operations.  Built on our patented DynaGate technology, the wireless mobile units are specifically designed to monitor the movement of credentialed individuals throughout the disaster area.

•	Vend -EZ. The Vend-EZ enables vending machines with a smart card reader and a specialized controller to support smart transactions with Contactless Smart Cards.

Please refer to “The Market—Products and New Technology” below for more information about these products.

The Market

Our Market Opportunity

Many industries are rapidly adopting smart cards due to their enhanced security features. One reason for this move is the ability to use smart cards for multiple purposes. In today's world, mobile phones are used not only for communication, but also for mobile commerce. Credit cards are used as loyalty cards and as a means of authenticating e-commerce transactions. Transportation payment cards at once support multiple transportation providers and function as debit cards for select retailers. Smart cards can carry personal information for identification purposes, biometric data for physical access control, and digital signatures for network security.

A smart card is a card that stores information on an integrated circuit chip embedded within the card, rather than on a magnetic strip on the surface. While a typical magnetic strip card stores approximately 212 bytes of information, generally consisting of limited data, a smart card can store 64 kilobytes or more of information, which is many times more than a traditional magnetic stripe credit card. Additionally, the integrated circuit within a smart card serves as a central processing unit which, combined with its memory capacity, facilitates the use of encryption applications, which secure data and value exchanges within networks and the Internet. Smart cards also permit bi-directional authentication, which means that in addition to authenticating the identity of the user, the card can authenticate the validity of the intended party or device prior to exchanging information or value.

Due to the need for more secure identification and authentication, and the ability to incorporate multi-application features, there has been a shift towards adapting high-end smart card systems in both governmental and commercial market segments. Governments are seeking to move away from their traditional paper-based identification systems, and commercial entities are also shifting their secured systems away from basic, low memory single application cards.

The demand for increasingly complicated smart card systems with novel technological abilities, combined with increased pressure for cost-effective systems, has fostered the emergence of multiple entrants in the smart card market, each specializing in specific aspects of smart card production, software or technology. However, the complexity and sheer volume of these specialized providers have generated an outcome opposite to the market's needs. This specialization has required a growing number of entities to become involved in a single project, thereby causing longer timelines, higher costs, and less optimized solutions.

Security, Cost Reduction and Smart Cards

Governments and commercial entities control and mass-produce various types of identification documents and cards, such as passports, visas, drivers' licenses, and national or contactless smart cards. Such documents and cards generally provide their owners with the ability to exercise special rights, obtain benefits, effect commercial transactions, or cross otherwise restricted borders. As a result of their importance, identification cards and related documents are often forged or altered. The costs associated with such fraud, for both victims and law enforcement agents, are significant. Consequently, governments and commercial organizations are seeking solutions that will heighten security, reduce costs associated with forged or fraudulent identification documentation and enable cost-effective production of secure and durable documentation.

Technological Developments

As an additional means of detecting fraud, identification systems increasingly use biometric data, which are unique biological characteristics such as fingerprints and facial images, to verify personal identity and other personal information, such as medical and financial information. For example, in our Philippines passport project, our identification system includes a person's fingerprint as verification of a person's identity. The inclusion of this information in cards or documents for on-line or real-time verification is particularly important for identification cards as they are often used in commercial transactions.

Political Developments

The growth in the national identification documentation market has been fueled by geopolitical developments including the disintegration of several federal states (such as the former Soviet Union), the subsequent emergence of newly independent nations, and the creation of regional communities (such as the European Union). We believe that these political developments have created significant opportunities as an increasing number of governments are seeking to create digital population registry databases and cost-effective, secure and durable national identification documentation. Since the events of September 11, 2001, we have observed increased interest in government ID projects. Over the past year alone, we have submitted a number of proposals to governments, including the Israeli and other governments, to spearhead national identification documentation projects.

Authentication and Security of Documents

Today, with the help of advanced printing technologies, counterfeiters can produce most of the current identification documents that exist in the world. Governments and security agencies worldwide are considering the use of national ID documents with a high level of security as a method to control terrorism after the events of September 11, 2001. Our printing production and security technologies provide governments and their law enforcement agencies advanced and highly secure ID documents that help reduce and detect counterfeited ID documents. There can be no assurances, however, that governments and security agencies will adopt national ID documents or that if adopted that our technology will be compatible with the technology adopted or that such documentation could not counterfeited.

Our Strategy

We are a provider of high-end smart card systems and secured ID document technologies. We believe that the government and commercial sectors are moving towards the more functional and broader applications that a smart card solution can provide over traditional methods. We are positioning ourselves to become a key player in government and commercial smart card markets as a result of our ability to function as a one-stop shop for cost-effective high-end smart card systems. Our objective is to become a leading provider of high-end smart card systems by marketing our extensive technological know-how, advanced technologies and value-added products and applications for government and commercial smart cards in the secured identification and access control markets, worldwide.

While there can be no assurance that we shall achieve our goal, in whole or in part, we intend to achieve our goal by:

Extending Technological Recognition

We believe that our customized systems, proprietary printing and production technologies, software packages and integration capabilities will enable us to position ourselves as a key technological player in the secured identification document/card market. There can be no assurance, however, that we shall become such a key technological player.

Leveraging Technology/Know-How Into Complementary Markets

We intend to leverage our core technologies and know-how in order to respond to the needs of existing and potential customers. These technologies involve document authentication and registry database systems. We intend to tailor our marketing and sales efforts so as to integrate such technologies into the actual solutions offered to our governmental and commercial customers. There can be no assurance, however, that we shall be successful in these efforts.

Expansion of the Contactless Smart Card Business

We believe that the picture identification contactless smart card represents the next generation of national identification documentation and anticipate increasing demand for this technology from our existing and potential customer base. We have positioned ourselves to service this demand through the development of our smart card production line technology. We intend to become a key player in the supply of contactless smart cards to the governmental and commercial markets, and are consequently investing in research and development to enhance our contactless smart card technologies in order to satisfy end-user requirements. There are two aspects of the expanding commercial market: (i) new applications and (ii) replacement of low-end magnetic stripe cards with contactless smart cards with security features. There can be no assurance that we shall become a key player in the governmental and commercial smart card markets.

Leveraging Public Sector Expertise Into Commercial Applications

We believe that significant commercial possibilities exist for our secure and durable document/card production solutions that we developed for the public sector. We have completed the process of leveraging our expertise in the production of picture identification contactless smart cards for the public sector, and now provide solutions for commercial applications of such technology with requirements similar to those in the public sector, such as private or corporate identification cards, medical cards and benefits administration. There can be no assurances that we will be able to continue to apply our expertise and solutions developed for the public sector into the commercial market.

Penetrating New Markets

We intend to increase our penetration of existing markets by leveraging our current products and systems to new applications and new vertical markets, which can be used to produce various types of documents and cards. We will also seek to leverage our existing relationships and established reputation in new markets. We have initiated entry into geographic markets upon which we have not traditionally focused, such as the United States. There can be no assurance, however, that our efforts will achieve their objectives.

Seeking Partnerships With Other Relevant Companies

We intend to continue to obtain and sell many of our products through strategic alliance and supplier agreements in which we act as subcontractors or suppliers to the primary integrator or contractor. We will also seek new strategic partners to market our products in order to expand geographic markets and, possibly, to produce or develop our products in a more cost-effective manner. There can be no assurances that we will be able to maintain our existing strategic partnerships or enter into new strategic partnerships in the future.

Research and Development

Our past research and development efforts have helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $1.3 million, $0.9 million and $0.8 million on research and development in 2002, 2003 and 2004, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of an automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, contactless smart cards and document authentication. We will continue to research and develop new security and identification features through laser printing and pre-printing, create new personalization methods for contactless smart cards, develop a range of smart card applications and continue to develop our automatic contactless smart card production line. There can be no assurance that we can achieve any or all of our research and development goals.

Products and New Technology

Since our inception in 1988, we have been involved in the development of advanced technologies for the national documentation market. In view of the increasing demand for identification cards that are based on contactless smart card technologies, we have developed a fully automated production line for picture identification contactless smart cards. We also offer to our customers raw materials and maintenance and service agreements. In 2002, we decided to focus on the commercial market through several new applications. Today, we have two major groups of solutions for our customers that are organized as separate marketing divisions:

•	Our ID and smart card division provides ID solutions for governments and contactless smart card production facilities for the governmental markets; and

•	Our commercial marketing division focuses on our commercial applications such as SmartGate 2400, Power Reader and EduGate in the United States and Asia Pacific.

Contactless Smart Cards

Our contactless smart cards are customizable, machine-readable smart cards designed for a broad range of commercial and governmental applications. From traditional ID documents to modern e-commerce cards, our contactless smart cards carry large quantities of data, securely stored in a sealed microchip and are read using our Smart Card Reader. The cards come in different sizes and can incorporate virtually any chip on the market. For increased durability, the cards are constructed from Teslin®, an ultra-thin material that resists abrasion. The cards are suitable for many existing and future applications, such as e-identity verification, contactless credit cards, loyalty cards, health cards, financial sector cards, transportation cards and others. Currently, our customers are using the cards as loyalty cards as part of our EduGate and SmartGate systems and as financial sector cards.

We have designed and developed what we believe are unique technologies for the production of our proprietary contactless smart card. The smart card is a pre-fabricated multi-layered Teslin ® and polyester card that contains a radio frequency antenna and a programmable memory chip. Each smart card is personalized, including the initialization of its memory chip, in order to produce a particular contactless smart card. The design of the contactless smart card minimizes the number of steps necessary to produce smart cards because our proprietary printing technology allows customers to print directly onto multiple pages of the smart card. The smart card uses read/write memory chips supplied by third parties with a capacity that ranges from one to eight kilobytes and contains an installed "on-board" operating system. This allows customers to re-program the chip following initialization, thereby adding, removing or updating applications and data without the need to replace the chip.

We have also developed the contactless smart card Production Line 1000 (“SPPL 1000-A”), a technology designed for the mass production of secure and durable picture identification contactless smart cards. The SPPL 1000-A is an automated smart card inlet production line produces the inlet that contains the chip and an antenna that carries the secure, personalized data in the finished card, which is the core of the contactless smart card. Producing a continuous reel of inlets, the SPPL 1000-A increases throughput and reduces waste. Utilizing our universal chip packaging, it can accommodate virtually any chip on the market.

Our SPPL 1000-B automated contactless smart card and pouch production line (“SPPL 1000-B”) produces the highly durable casing for our inlet, including, finished and personalized smart card or our pouches. The SPPL 1000-B uses pre-printed ultra-strong Teslin® pages to produce high quality color smart cards laminated with additional protective layers of polyester. The SPPL 1000-B accepts continuous reels of our smart card inlets, thereby maximizing flexibility and cost efficiency.

Contactless Smart Card Reader/Writer - 5600 Series

Our Contactless Smart Card Readers/Writers are devices that transfer data to and from contactless smart cards. Our Contactless Smart Card Readers/Writers are easily integrated with devices such as vending machines, access gates and hand-held terminals. Unlike readers/writers that require direct contact between the card and reader, SuperCom Contactless Smart Card Readers/Writers operate by radio frequency technology, which allows the transmission of data by simply holding the card near the reader. The ability to read cards without physical contact speeds reaction time and prolongs the life of both the smart card and the reader/writer. In addition, given that the 5600 Series Reader/Writer has no moving parts, maintenance and cost of ownership are considerably reduced.

Smart Card 8500 Series

Our Smart Card 8500 Series offers more features than our other smart cards. These smart cards are color personalized, highly durable, and may be produced at remote issuing stations by customers using our equipment. In addition, the 8500 Series' smart cards are designed to meet our customer’s specified size and thickness standards regardless of the size of the chip the customer chooses. The 8500 Series' smart cards may incorporate a variety of security features such as ID pictures and holograms, hidden features detectable by ultraviolet lamps or two-dimensional bar-code readers, and proprietary features that require special forensic equipment for authentication. Customers can select the security level required for each card, creating customized security solutions for different ID types.

Security Printing

We have developed fully automated production lines that allow for rapid mass production of generic pouches and personalized cards. Our ability to produce generic pouches is important because such pouches may be personalized through our proprietary transfer printing technology at a later stage. This provides customers with the option to decentralize the mass production of cards by manufacturing pouches in a centralized location and distributing them to sites (such as regional documentation issuing sites or embassies) where the pouch is personalized and the final card is produced.

Transfer Process Printing

Our proprietary transfer printing technology, which is patented in five jurisdictions, including the United States, Europe and Hong Kong, allows us to print captured data on booklets and pouches regardless of the size, design, type, thickness or lamination method used. This technology offers the customer the option of combining the security of personalized pouches and pre-sewn laminated booklets with the durability of laser printing in a cost-effective manner. The ability to affix data on any size pouch or booklet provides us with a competitive advantage as governments often purchase quantities of different types of blank passport booklets and pouches in bulk and desire the ability to produce durable passports and similar documents in various formats while utilizing their entire existing stock of booklets and cards. Our technology allows the printing of personalized data on multiple passport pages in the same step. This allows additional security data to be included in a passport without incurring a substantial increase in the cost of producing each booklet.

Teslin Printing

A growing segment of the national identification documentation market uses Teslin® as its primary printing substrate. Teslin® is a polymer that was developed and patented in the United States. We purchase all of the Teslin® used in our business from the sole manufacturer of this product. Teslin® has been identified by the identification documentation production industry as a potential substrate because of its high absorption level, attractive print stability, and plastic-like flexibility and durability. Teslin®, however, is extremely sensitive to high temperatures. This renders useless any conventional printing technique based on extreme heat, such as laser printing. In addition, Teslin® is not receptive to ink jet printing. The practice adopted by the national identification production industry is to use thick pieces of Teslin® coated with various chemicals in order to increase its resistance to heat. This process, however, makes the cards more vulnerable to damage, thus vitiating the very attractiveness of Teslin®. We offer our customers the ability to print on Teslin® using high quality color laser printers. Our use of laser printing provides us with an important competitive advantage given that laser printing can retain functional stability for up to 10 years, as opposed to ink jet or thermal transfer technology printing, which are generally stable for only two to five years.

Our solution features a production process in which laser printing is controlled by proprietary software than the typical heat and pressure process. This solution makes laser printing possible on extremely thin layers of uncoated Teslin®, which maximizes durability while minimizing the possibility of forgery or tampering. We also utilize our Teslin® printing capability for the production of picture identification contactless smart cards in order to make such cards significantly more durable.

Software Packages

Our software packages are designed for data collection and management, and capturing and encoding various types of data in a personal digitized file. This facilitates control over the data printing process and storage of digitized files at either a remote site or central registry. The packages can handle all types of data ranging from images captured through live video, photo or color scanning to biometric information, including palm geometry, fingerprints and facial recognition. The packages are configurable with all types of database software, can be used with all commercially available platforms, including mainframe computers and UNIX servers, can support multiple document types and printers and can operate in Windows 98, Windows 2000, Windows XP and Windows NT environments.

Our proprietary software integrates these data capture technologies with a PC-based workstation in a modular configuration, allowing for the easy establishment and operation of multiple data collection stations and provision of customer-specific solutions. In addition, our software enables data capture workstation operators to control the image capture process exclusively through the keyboard and to calibrate multiple units of image capture equipment through one centralized workstation.

Raw Materials

We sell specially designed kits containing the raw materials necessary to produce some of our products, including silicon sheets, polyethylene terephthalate (PET) and Teslin®. Among the raw materials we sell are plastics, various printing substrates, toners and printing drums. Although not all of these materials incorporate our technologies, they include components necessary for the operation of certain of our systems. In some cases, our customer agreements require that customers purchase raw materials from us for the production of documents and cards exclusively for the term of the agreement.

Electronic Passport Technology

Our electronic passport solution provides a smart inlay, which can be included in the front or back cover of the passport, in the middle page or adjoining the personalization page.

Our ePassport solution is based upon the following areas of products and expertise:

•	Smart Inlay for ePassport

Our smart inlay is flexible, highly durable and uses an operating system fully compatible with the International Civil Aviation Organization (“ICAO”) and International Organization for Standardization (“ISO”) standards. Our inlay passed several extensive tests that exceed the normal use of a passport with embedded technology. Our ePassport inlay can be included in the front or back cover, in the middle page or adjoining the personalization page.

•	Manufacturing

Our innovative high-volume “ePASS PRO” manufacturing systems are designed to provide an automatic and flexible solution for producing smart inlays for electronic passports. The system can incorporate changes of chip, design and material. The universal chip module system allows us to utilize almost any chip on the market today. As part of the production system, we employ a variety of testing methods to assure high quality and reliability for our products.

•	Chip and Operating System Technology

We supply a chip with a proven operating system, which conforms to ISO and ICAO standards. We offer features such as memory capacity of up to 72KB and fast write/read time.

Biometrics Visa

The biometric visa system is built on our proprietary platform technology and is tailored to meet the customer’s specific requirements. The system features an advanced and decentralized design. The ID system is cost-effective to install while increasing its flexibility. To combat counterfeiting and fraud, the integrated system captures the fingerprints of each visa applicant and stores the images on a chip integrated in each visa, enabling automatic and positive identification of the person each time the visa is used. The end-to-end solution meets all International Civil Aviation Organization (“ICAO”) standards for visas and passports.

 EduGate

EduGate is an access control and attendance system designed to combat school truancy. The system allows school personnel to record and automatically report students' entry or exit by using a system of smart cards and smart card readers while a remote central computer compiles data about students' attendance. An optional feature is PhoneGate, an automated system that contacts parents by email or text messaging if their child is absent from school.

 DynaGate

DynaGate is a portable smart card reader and data collection device that can also be integrated into our EduGate system. It utilizes the Dynamic Access Control (“DAC”) concept (patent pending in the United States and Israel) to enable school personnel to check, record and automatically report a student's entry or exit using a specially designed mobile reader. The school's main management system records activity and automatically notifies parents of their child's absence from school.

  SmartGate 2400

Security and identification authorization are important concerns for businesses and individuals alike. SmartGate 2400 is an integrated solution for these concerns, providing secured access control to targeted environments using contactless smart cards, controllers and readers. These units are programmed according to client specifications and carry an array of personalization and security features. The multi-application system can be integrated into a variety of environments, including office buildings, residential buildings, nursing homes, hospitals, universities and schools.

Smart Disaster Site Management System - SmartDSMS

SmartDSMS is a comprehensive solution for facilitating the authentication and flow of on-site personnel in disaster recovery operations.  Built on our patented DynaGate technology, the wireless mobile units are specifically designed to monitor the movement of credentialed individuals throughout the disaster area.  The wireless solution provides the capability of transmission of data over distances exceeding ten miles in and around debris and buildings.

As a modular solution, it is intended for mobility and can easily be moved from one disaster site to the next. Once deployed, these self-contained units monitor access to sensitive areas, log personnel traffic into and out of the site and facilitate real-time reporting. The system records all access requests and assists in the personnel management of disaster recovery efforts by ensuring controlled access and reliable real-time reports that account for all personnel at the disaster site, and grants or denies access into restricted zones based on the security profile.

By utilizing DynaGate, a mobile wireless access control system, every entrance is managed and documented at the disaster site.  The local first responders to the disaster area are pre-badged prior to any emergency.  Other personnel are provided with badges at the on-site enrollment station. Advantages of this “smart” solution include the ability to store personal data on the card such as fingerprint, blood type, allergies and emergency contact information and an authorization level to each DynaGate access zone station.  Access data is maintained in real-time on a central server.
Vend -EZ

The Vend-EZ is a natural addition to all smart card networks. Vending machines are enabled with a smart card reader and a specialized controller to support the smart transaction with Contactless Smart Cards. SuperCom's Smart Cards are cost effective, machine-readable and personalized.

New Technologies

Through our involvement in the national identification documentation market, we have identified features that require new technologies that are complementary to our core technologies, primarily for document authentication and population registry systems. Magna is our comprehensive, web-based population registration and document issuance system that we market to businesses and government offices. An off-the-shelf software solution, Magna features generic core technology, intuitive modular structure and easy-to-use tools. Magna enables customization without dependency on technical experts as well as allowing controlled, seamless integration with existing legacy systems.

Customers and Projects

Passports and ID Card—Africa

In April 2003, we entered into an agreement with the Security, Immigration and Refugees Affaires Authority of an African country in connection with passports and other travel documentation project in such African country. The agreement has a term of five years. Pursuant to the agreement, we will supply the customer with equipment and raw materials necessary for the production of passports and other travel documents as required from time to time under the agreement. Pursuant to the agreement, the customer is required to pay us for the equipment and the raw materials that we supply in the aggregate amount of $1.6 million. In 2003, we generated $ 536,000 in revenues. During 2004, we generated $261,000 in revenues pursuant to this agreement.

Passports and Id Smart Cards—Ukraine

In September 1999, a consortium led by us was awarded a contract from the Ukrainian government for a national passport and ID smart card project. Over the course of the project, we were engaged to supply technology, production equipment and raw materials for the issuance of passports and ID smart cards. In April 2001, we signed the first phase of this agreement, which provided the Ukrainian government with a central production system for issuing Ukrainian passports and finished the initial implementation phase. During 2002, we began the delivery of the first phase of the Ukraine ID Project (the “Ukraine ID Project”) and generated revenues of $2.1 million. During 2003, we generated an aggregate of $1.97 million in revenues from the Ukraine ID Project.

In April 2004, we were informed by the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (“Arbitration Court”) that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a statement of claim to declare the Contract as void due to defaults in the tender proceedings under which the Contract had been awarded to SuperCom. On July 22, 2004 we were informed by the law firm representing us in the arbitration proceedings that on July 19, 2004, the Arbitration Court issued a negative award declaring the Contract as void. We strongly believe that the award is wrong due to many defaults that occurred in the arbitration proceedings. On April 27, 2005 we challenged the validity of the award in the High Commercial Court of Ukraine. In May 2005 we were informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a new statement of claim for restitution of $1,047,740 paid to us by the Department for Resources Supply of the Ministry. We strongly believe, that the new claim has no merit and we intend to take all necessary actions in order not to pay this amount. We did not have any revenues from this project in 2004.

Negative developments in the Ukraine ID Project litigation may cause us to write off the inventory in the amount of approximately $860,000 with respect to the Ukraine ID Project pursuant to our contract with the Ministry of Internal Affairs of Ukraine and that any such write off could have a material adverse effect on our net worth and income and the trading price for our ordinary shares. Additionally, during the year 2003, we increased the allowance for doubtful accounts in aggregate amount of $ 2,133,000 for the debt the Ukrainian government owes to us.

National Documentation—Moldova

In August 1995, we entered into an agreement with Intercomsoft, which was subsequently amended on May 5, 1998 and July 22, 1998, in connection with a national documentation project in Moldova. The agreement had a term of ten years. Pursuant to the agreement, we supplied Intercomsoft with equipment and raw materials necessary for the production of passports, drivers' licenses, vehicle registrations, identification cards and other documents, as required from time to time under an agreement between Intercomsoft and the Ministry of Internal Affairs of Moldova (“MIAM”). Pursuant to the agreement, Intercomsoft was required to pay us for the equipment and raw materials that we supplied to Intercomsoft. In addition, we were entitled to 25% of Intercomsoft's gross profits from the sale of ID documentation to the MIAM. In addition, Trimol Group Inc., a publicly traded company in the United States and the parent company of Intercomsoft, issued 125,000 shares of Trimol Group, Inc. to us as partial consideration for the equipment supplied and the other undertakings. During the first and the second quarter of 2004 we sold all of our shares in Trimol Group, Inc. for the total amount of $2,500. In 2002 and 2003, we generated revenues of $1,554,000 and $1,184,000, respectively, pursuant to this agreement. During 2004, we generated $1,610,000 in revenues pursuant to this agreement.

On March 24, 2005, we terminated our agreement with Intercomsoft. Under the terms of the termination agreement, we will supply equipment, consumables and software directly to the Moldovan government which we expect will be paid for by the Moldovan government. We have not entered a contract with the Moldovan government. We are being paid by the Moldavian per purchase order. We do not expect any significant changes in our revenues as a result of the termination of such agreement. In the absence of a long-term agreement, there can be no assurances that the Moldovan government will purchase products from us to the same extent or for the same period of time as Intercomsoft would have under its agreement with us.

Passports—Hong Kong

In September 1996, SuperCom Asia Pacific Ltd. (“SuperCom Asia Pacific”), our 100%-owned subsidiary as of December 31, 2003, entered into an agreement with China Travel Service (Holdings) H.K. Ltd. (“CTSH”), which supplies passports to the Hong Kong government. Pursuant to the agreement, SuperCom Asia Pacific, as subcontractor, is obligated to provide CTSH with all the equipment and raw materials required for the production of passports in Hong Kong. The agreement provides for payments for equipment and raw materials purchased plus annual fees for maintenance after the first 12 months. In September 1999, the parties signed a supplementary agreement whereby they agreed to extend the agreement for an additional term of three years through December 31, 2003. In September 2003, the parties signed a supplementary agreement whereby they agreed to extend the agreement for an additional term of one year through December 31, 2004. We renewed this agreement in March, 2005 for an additional term of three years through June 30, 2007. In 2002 and 2003, we generated revenues of $615,000 and $811,000, respectively, pursuant to this agreement. During 2004, we generated $758,000 in revenues pursuant to this agreement.

Hong Kong - China Re-Entry Cards

In 1996, SuperCom Asia Pacific entered into an agreement with China Travel Services (CHK) Ltd. (“CTS”), which is responsible for the supply of Hong Kong-China re-entry cards to the Hong Kong government. According to the agreement, SuperCom Asia Pacific, as subcontractor, will provide CTS with all the equipment and raw material necessary for the production of the Hong Kong-China re-entry cards. The agreement provides for payment of equipment and raw materials plus annual maintenance fees after the first 12 months. The term of the agreement is five years with a five-year renewal option and can be terminated for cause. In June 2001, the agreement has been renewed through June 29, 2006. In 2002 and 2003, we generated revenues of $931,000 and $879,000, respectively, pursuant to this agreement. During 2004, we generated $1,271,000 in revenues pursuant to this agreement.

Passports—United Kingdom

In December 1997, we entered into an agreement with the Stationary Office Limited, an English company (“TSO”), which was awarded a ten-year agreement in June 1997 to supply passports to the United Kingdom Passport Agency. Pursuant to the agreement, we, as subcontractor, will supply TSO with equipment and training for the production of passports at TSO's central facility in Manchester, England and at six regional offices of the United Kingdom Passport Agency. In addition, TSO has the option to purchase raw materials from us at prices specified in the agreement. The TSO agreement may be terminated for cause and upon termination of TSO's agreement with the Passport Agency. In 2002 and 2003, we generated revenues of $285,000 and 140,000, respectively, pursuant to this agreement. During 2004, we generated revenues of $129,000 pursuant to this agreement.

United States Government Printing Office (GPO)

On May 5, 2005, we announced that the U.S. Government Printing Office (“GPO”) has issued a Notice of Termination for Convenience involving the Company’s participation in the three-phase testing of technology for a new electronic passport project. While an earlier termination notice was withdrawn after discussions with the U.S. Government, the Company’s attempts to persuade the Government to withdraw the current termination notice have been unsuccessful to date.  The notice terminates SuperCom’s contract awards for the Electronic Passport Program. While the termination notice does not specify the reason for its issuance, the Company understands from its discussions with the Government that it is based on unresolved security concerns and not related to the Company’s technological solution or its cost proposal.

Biometric Visa system to European Government

In January 2005, we announced that we have signed an agreement with the government of an European country to deploy a biometric visa issuance system in its embassies throughout the world. The project’s first stage has an estimated value of approximately $500,000.

The system will be built on our proprietary platform technology, and will be tailored to meet the customer’s specific requirements. To combat counterfeiting and fraud, the integrated system will capture the fingerprints of each visa applicant and store the images on a chip integrated in each visa, enabling automatic and positive identification of the person each time the visa is used. The system features an advanced and decentralized design that makes it fast and cost-effective to install while increasing its flexibility. The end-to-end solution meets all ICAO standards for visas and passports.

National ID card deal with African Governmental Agency

In December 2004, we announced that we have entered into an agreement with an African governmental agency to provide an end-to-end “Magna” national identification system valued at $2.5 million during the term of the agreement, which is five years. The solution will be deployed in stages that began in the fourth quarter of 2004 and will continue through the end of the fourth quarter of 2005.  Revenues will be recognized during the forth quarter 2004 through the year 2005.

The comprehensive hardware and software-based solution will consist of a national population ID registry together with a document issuance system. The identification card itself will utilize visible and invisible security features, including the encoded fingerprints of the cardholder.

Automated Smart Card Production System to a European Government

During the fourth quarter of 2004, we sold an automated smart card production system to the government of an European country. We recognized revenues from the sale in the amount of approximately $1.25 million during the forth quarter 2004.

The system is for the production of secured documents and credentials issued by the government.  We expect increased revenues through the sale of additional technology and raw materials in 2005.  The automated production line is based on high-end technology and manufactures contactless smart cards and inlays with an antenna and chip.

Contracts for Commercial Applications-Generally

From time to time we are party to agreements for the sale of our commercial applications, including EduGate, DynaGate, SmartGate 2400, SmartDSMS and Vend-EZ. Most, if not all, of our sales from these products are not recurring sales.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We have approximately 27 employees directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions including, our employees of SuperCom Asia Pacific, which market our products in Asia, and SuperCom, Inc., which markets our products in the United States. We are also represented by seven independent distributors and resellers with which we have distribution agreements.

Our distributors and resellers sell our systems and products to business enterprises, healthcare and educational institutions and government agencies and act as the initial customer service contact for the systems and products they sell. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and could be terminated by the distributor. We do not have agreements with all of our distributors.

During 2004 we signed distribution agreements with two U.S. distributors: Plasco-ID Inc., PSA Security Network and Eastern DataComm. During 2003, we signed distribution agreements with three U.S. distributors: TransTech Systems, Inc., Laminex Inc. and Clinton Electronics Corporation;

None of our distributions agreements with our distributors or resellers include any minimum sales or supply requirements.

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):
	Year ended December 31,
	2002	2003	2004
	Total	Total	Total
	revenues	revenues	revenues

Europe	$5,237	$3,308	$3,218
Asia Pacific	1,942	2,067	2,433
Africa	-	536	899
United States	581	828	386
Israel	229	460	320
Other	38	45	88

	$8,027	$7,244	$7,344

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2002	2003	2004

Raw materials and equipment	$4,879	$4,196	$5,552
SPPL 1000	2,080	2,471	1,210
License fee	446	-	-
Maintenance	622	577	582

	$8,027	$7,244	$7,344

Customer Service

We believe that customer support plays a significant role in our sales and marketing efforts and in our ability to maintain customer satisfaction, which is critical to our efforts to build our reputation and permit us to grow in both new and existing markets. In addition, we believe that the customer interaction and feedback involved in our ongoing support functions provide us with information on customer needs that contributes to our product development efforts. We generally provide maintenance services under our agreements pursuant to terms that are according to each particular agreement. We provide service either through customer training, local third-party service organizations, our subsidiaries, or our personnel, including appropriate personnel sent from our headquarters in Israel. We generally provide our customers with a warranty for our products varying in length from 12 to 36 months. Costs incurred annually by SuperCom for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

Manufacturing and Availability of Raw Materials

Our manufacturing operations consist primarily of materials planning and procurement, quality control of components, kit assembly and integration, final assembly, and testing of fully-configured systems. A significant portion of our manufacturing operations consists of the integration and testing of off-the-shelf components. All of our products and systems, whether or not manufactured by us, undergo several levels of testing, including configuration to customer orders and testing with current release software, prior to delivery.

Certain components, such as printers and digital cameras, are purchased and then integrated by us into a data capture workstation. We perform a significant amount of primary assembly of our printers. We contract with manufacturers to produce less technologically sensitive and complex features of our printers to our specifications.

In addition, we purchase raw materials such as Teslin®, silicon, toners and certain security features, used by our customers in the production of ID documents from third parties. While third parties process many of the materials according to our specifications, we carry out the finishing and packaging of the consumable materials.

We do not have minimum supply commitments from our vendors and generally purchase components on a purchase order basis. Although we generally use standard raw materials and components for our systems, some of the key raw materials or components are available only from a single source or from limited sources. For example, Teslin®, which is a primary raw material used in our smart card products is only available from a single source. Similarly, many of our various chips and toners are only available from limited sources. Even where multiple sources are available, we typically obtain components and raw materials from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation. We have, however, identified alternate sources of supply for most of our components and raw materials. We believe that our open systems architecture facilitates the substitution of components when this becomes necessary or desirable.

Competition

The market for our products and services is extremely competitive. We asses our competitive position from our experience and market intelligence and reviewing third party competitive research materials. Our management expects this competition to intensify as the markets in which our products and services compete continue to develop. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the national documentation production market expands, we expect additional competitors to enter the market. However, to date , we believe that we have been able to compete because our products combine technologies and features that provide customers with a complete and comprehensive solution. There can be no assurance, however, that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future smart card products and services. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market shares.

We experience intense competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments, which might cause the average selling prices for our products to decline. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which would adversely affect our operating results and adversely affect our earnings per share.

In the passport production and national identification card markets, we compete with local governments and government-owned or private sector security printing companies. These companies have either adapted new printing technologies to the passport production market or use the same technologies as we do. These companies include Canadian Bank Notes; Thomas De la Rue, a publicly held English company; Giesecke & Devrient GmbH, a German company; 3M Inc., a publicly-held U.S. company; Setec Oy, a Finnish company that produces passports using laser engraving technology; Toppan, a Japanese company that manufactures laser printers; and American Banknote Corporation. We are able to compete to date on the basis of, among other things, our ability to produce national identification cards of any size that feature high-speed laser printing on Teslin ® and polyester, which provides enhanced security and significant durability. There can be no assurance, however, that other companies will not offer similar products in the future.

We also compete with system integrators such as EDS, Unisys, Siemens, TRW, Lockheed-Martin and IBM, which act as prime integrators in connection with government agreements. These system integrators, however, sometimes act as our partners when we participate in consortiums led by, or including, one or more of these system integrators.

In projects where customers require biometric data collection technology, we compete with automatic fingerprint identification system, or AFIS providers such as Lockheed-Martin, Printrak International (Motorola), TRW, Cogent Technology, Sagem Morpho of France and NEC of Japan. AFIS suppliers tend to position themselves as prime integrators on turnkey projects. We have developed integration capabilities with AFIS systems and can print encrypted AFIS data onto our national identification cards and passports.

In the emerging market for contactless smart cards for use in national documentation systems, we compete with companies such as Schlumberger, Gempluss and Orga Cards, which supply smart cards for commercial applications using polyvinylchloride, or PVC, and other material platforms; Giesecke & Devrient Oberthur, which supplies smart cards; ODS Landis & Gyr and Maurer, a German company, which produces laser engraved polycarbonate cards; Nova Card and Amatech, German companies, and Austrian Cards, an Austrian company, which also sell antenna winding technology, PET cards and sell contactless production equipment; Muhlbauer and Meltzer, German companies which are competitors in manufacturing contactless equipment; and Bull and De La Rue, which is engaged in the business of printing money, passport and other secured documents.

Our commercial applications for EduGate, DynaGate, SmartDSMS and Vend-EZ compete in an undeveloped market that is primarily served by niche competitors, which change frequently.

Intellectual Property

Our ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, copyright, trade secret and other intellectual property laws, employee and third-party nondisclosure agreements, licensing and other contractual arrangements and have also applied for patent protection to protect our proprietary technology and intellectual property. These legal protections afford only limited protection for our proprietary technology and intellectual property. If we enter into U.S. government contracts, the U.S. government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the United States. Our means of protecting our intellectual property rights in Israel, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. For instance, the intellectual property rights of our Asian subsidiary, SuperCom Asia Pacific Ltd. may not be fully protected by the laws of Hong Kong and the People’s Republic of China.

Patents

We currently have one registered patent in Israel and five patent applications pending, one registered patent in the USA and four patents pending, two patents pending in Europe and other and other jurisdictions. Generally, these patents and patent applications relate to our lamination, printing access control and electronic passport technologies

We intend to file additional patent applications when and if appropriate. There is no guarantee that patents will arise from our applications or, if patents do arise, that we will be afforded proprietary protection should claims arise.

In addition, we recognize that our existing patents provide us only limited protection. Moreover, not all countries provide legal protection of proprietary technology to the same extent. There can be no assurance that the measures taken by us to protect our proprietary technologies are or will be sufficient to prevent misappropriation of our technologies or portions thereof by unauthorized third parties or independent development by others of similar technologies or products. In addition, regardless of whether our products infringe on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expenses in defending them. Our costs could also increase if we have to pay license fees as a result of these claims.

Licenses

We license technology and software, such as operating systems and database software from third parties for incorporation into our smart card systems and products and we expect to continue to enter into these types of agreements for future products. Our licenses are either perpetual or for specific terms.

Government Regulation

Some of our contracts relate to projects that have elements that are classified for national security reasons. Although most of our contracts are not themselves classified, persons with high security clearances are often required to perform portions of the contracts. We believe that our employment of personnel with high security clearances is helpful in obtaining such contracts. Doing business with governments is complex and requires the ability to comply with intricate regulations and satisfy periodic audits.

Our smart card readers must comply in the United States with the regulations of the Federal Communications Commission, or the FCC, which may require certification, verification or registration of the equipment with the FCC. Certification and verification of new equipment requires testing to ensure the equipment's compliance with the FCC's rules. In addition, the equipment must be labeled according to the FCC's rules to show compliance with these rules. Electronic equipment permitted or authorized to be used by the FCC through our certification or verification procedures must not cause harmful interference to licensed FCC users, and it is subject to radio frequency interference from licensed FCC users. To date, our smart card readers have complied with the regulations of the FCC; however, there can be no assurance that they will continue to do so in the future.

We are subject to certain labor statutes and to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, with respect to our Israeli employees. In addition, our Israeli employees are also subject to minimum mandatory military service requirements. Please refer to the discussion of “Employees” appearing under Section D of Item 5 for more information.

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations, and the requirements may differ.

Legal Proceedings

We are party to legal proceedings in the normal course of our business. Other than as described below, there are no material pending legal proceedings in which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us can not be accurately predicted, we do not believe that any of the claims and lawsuits described in this paragraph, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations and cash flows for any quarterly or annual period.

In April 2004, we were informed by the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (“Arbitration Court”) that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a statement of claim to declare the Contract No. 10/82, dated April 9, 2002 between SuperCom and the Ministry of Internal Affairs of Ukraine as void due to defaults in the tender proceedings under which the Contract had been awarded to SuperCom. On July 22, 2004 we were informed by the law firm representing us in the arbitration proceedings that on July 19, 2004, the Arbitration Court issued a negative award declaring the Contract as void. We strongly believe that the award is wrong due to many defaults that occurred in the arbitration proceedings. On April 27, 2005 we challenged the validity of the award in the High Commercial court of Ukraine. In May 2005 we were informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a new statement of claim to a restitution of $1,047,740, paid to us by the Department for Resources Supply of the Ministry. We strongly believe, that the new claim has no merit and we intend to take all necessary actions in order not to pay this amount.

Negative developments in the Ukraine ID Project litigation may cause us to write off the inventory in the amount of approximately $860,000 with respect to the Ukraine ID Project pursuant to our contract with the Ministry of Internal Affairs of Ukraine and any such write off could have a material adverse effect on our net worth and income and the trading price for our ordinary shares.

On October30, 2003 , SuperCom Slovakia, a subsidiary (66%) of SuperCom Ltd., received an award by the International Arbitral Centre of the Austrian Federal Economic Chamber ("IAC"), in the case against the Ministry of Interior of the Slovak Republic which refers to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic has been ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $2,800,000 million as of December 31, 2004) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic has been ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $58,000 as of December 31, 2004) and SuperCom Slovakia's legal fees in the amount of EUR 63,611 (approximately $87,000 as of December 31, 2004). The Ministry of Interior of the Slovak Republic has the right to appeal in the Austrian Courts within 3 months from the date of this award on only legal procedures. We have begun the enforcement procedure of the arbitral award. The Ministry of the Interior of the Slovak Republic filed a claim with the Commercial Court Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award.

On July 14, 2003, Mr. Yaacov Pedhatzur, an Israeli citizen filed a lawsuit against us, with the Magistrate Court in Tel Aviv, Israel. The plaintiff claims that we owe him commission on transactions between SuperCom and certain third parties and he asks the court to order us to furnish the plaintiff with a report on transactions made with such third parties. Subject to such report, the plaintiff has set the amount of the lawsuit against us at NIS 250,000 (approximately $ 58,000 as of December 31, 2004) in commissions allegedly due for his part in establishing business connections for us in Eastern Asia during the years 1993-1998. We are contesting this claim.

On December 16, 1999, Secu-Systems filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. (a former subsidiary, which is currently a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages. The plaintiff asserted in its suit that the printing method applied to certain products that have been developed by InkSure Ltd. constitutes inter alia: (a) the breach of a confidentiality agreement between the plaintiff and us; (b) unjust enrichment of us and InkSure Ltd; (c) breach of fiduciary duties owed to the plaintiff by us and InkSure Ltd., and (d) a tort of misappropriation of trade secrets and damage to plaintiff's property. Based on such allegations, Secu-Systems asked the court to order the Company and InkSure Ltd. to: (i) cease any activity which involves the plaintiff's confidential information; (ii) furnish the plaintiff with a certified report detailing all profits derived by us and InkSure Ltd. from such activity; (iii) pay the plaintiff an amount equal to all such profits, and (iv) pay the plaintiff additional damages in the amount of NIS 100,000 (approximately $23,000 as of December 31, 2004). Alternatively, the plaintiff asked the court to declare that the above-mentioned products are jointly owned, in equal shares, by the plaintiff and InkSure Ltd. and that the plaintiff is entitled to 50% of all profits derived therefrom.

Employees

As of December 31, 2004 and December 31, 2003, we had 67 and 59 full-time employees, respectively. Please refer to the section captioned “Employees” appearing under Section D, Item 6 for more information about our employees.

Our ability to succeed depends, among other things, upon our continuing ability to attract and retain highly qualified managerial, technical, accounting, sales and marketing personnel.

Seasonality

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future. It is our experience that, as a general matter, a majority of our sales are made during the latter half of the calendar year consistent with the budgetary, approval and order processes of our governmental customers. Additionally, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has to date ranged from three to 24 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

The lead-time for ordering parts and materials and building many of our products can be many months. As a result, we must order parts and materials and build our products based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may produce more products than we can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory.

C.    Organizational Structure

The diagram below shows SuperCom Ltd.'s holdings in its subsidiaries and affiliates as of December 31, 2004:

As part of our reorganization plan, we have made a strategic decision to focus on our core business and shut down all operations that are not a part thereof. As a result, we liquidated Genodus Inc. (and its subsidiary) and Kromotech Inc. and its subsidiary, both of which developed technology used in our business, which we now own, and sold all of our equity in InkSure Technologies, Inc. and its subsidiaries.

SuperCom Asia Pacific Limited (''SuperCom Asia Pacific'')
SuperCom Asia Pacific, incorporated in Hong Kong, is responsible for our sales and marketing efforts in the Far East. SuperCom Asia Pacific was 80% owned by us and 20% by Chandler Technology Limited, a company owned by SuperCom Asia Pacific 's former managing director, Thomas Chan. On November 17, 2003 we entered into an agreement with Chandler Technology Limited for purchasing Chandler Technology’s shares in SuperCom Asia Pacific. SuperCom Asia Pacific is currently 100% owned by us.

SuperCom Slovakia a.s. (''SuperCom Slovakia'')
SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. Despite our ownership of almost two-thirds or the economic interests of SuperCom Slovakia, our voting power in SuperCom Slovakia is 50%.

SuperCom, Inc.
SuperCom, Inc., incorporated in Delaware, is responsible for our sales and marketing efforts in the United States. SuperCom, Inc. is 100% owned by us.

D.    Property, Plants and Equipment

We do not own any real property.

We currently lease approximately 1,844 square meters of facilities in Ra'anana, Israel. Our principal management, administration and marketing activities occupy approximately 600 square meters on the site. Our principal engineering, research and development and manufacturing activities occupy approximately 1,244 square meters on the site. Such manufacturing activities consist of the production of smart cards and assembly lines for our smart card products and secured documents solutions. The lease for substantially all of this space expires in August 2005. On April 18, 2005 the Company singed a contract to lease new offices in Kadima. Those offices will replace the current offices. According to the agreement the lease is for a period of five years commencing on August 1, 2005. The Company has an option to renew the lease for a period of an additional five years. According to the agreement, the monthly fee is $16,000.

SuperCom Asia Pacific leases approximately 200 square meters of office space in Hong Kong, and SuperCom, Inc. leases approximately 200 and 30 square meters of office space in New York and Washington, D.C., respectively. All of such leased properties in Hong Kong and the United States consist of office space for management, administrative and marketing activities.

The total annual rental fees for 2002, 2003 and 2004 were $ 414,121, $ 311,804 and $386,821, respectively, and were linked to the Consumer Price Index in the United States. The total annual lease commitments for 2005 are $270,385

All assets are held in the name of SuperCom Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2004 and 2003:

	December 31,
	2003	2004
Cost:	(In thousands of US Dollars)
Computers and peripheral equipment	$2,281	$4,380
Office furniture and equipment	408	471
Leasehold improvements	1,107	1,147

	3,796	5,998
Accumulated depreciation:
Computers and peripheral equipment	1,412	1,547
Office furniture and equipment	192	218
Leasehold improvements	516	592

	2,120	2,357

Depreciated cost	$1,676	$3,641

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were $442,000, $284,000 and $238,000, respectively.

ITEM 5.    Operating and Financial Review and Prospects.

The following section should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, which have been prepared in accordance with U.S. GAAP and which are included in Item 18. Some of the statements contained in this section constitute “forward-looking statements.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements express or implied by such forward-looking statements. See “Note Regarding Forward Looking Statements” and “Risk Factors.”

Overview

We were incorporated under the laws of the State of Israel in 1988. From our incorporation until 1999, we were a development-stage company primarily engaged in research and development, establishing relationships with suppliers and potential customers and recruiting personnel with a focus on the governmental market. During the fiscal year ended December 31, 2002, we completed our reorganization plan which began in 2001. According to such plan, we decided to add marketing and sales efforts on the commercial market with a new line of products, including SmartGate 2400, EduGate and DynaGate, while still maintaining our business in the governmental market. In 2004, our revenue from the government market totaled approximately $6,330,000 compared to $1,014,000 from the commercial market. In 2003, our revenue from the government market was approximately $5,621,000 compared to $1,623,000 from the commercial market. Although we believe that the government is critical to our success in the short-term, we believe that both the government and commercial markets will be critical to our long-term future success.

During 2002, we began the delivery of the first phase of the Ukraine ID Project pursuant to Contract No. 10/82, dated April 9, 2002 (the “Ukraine Contract”) between SuperCom and the Ministry of Internal Affairs of Ukraine (the “Ministry”) and generated revenues of $2.1 million. During 2003, we generated an aggregate of $1.97 million in revenues from this project. In April 2004, we were informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a statement of claim to declare the Ukraine Contract as void due to defaults in the tender proceedings under which the Ukraine Contract had been awarded to SuperCom. On July 22, 2004 we were informed by the law firm representing us in the arbitration proceedings that on July 19, 2004, the Arbitration Court issued a negative award declaring the Ukraine Contract as void. We strongly believe that the award is wrong due to many defaults that occurred in the arbitration proceedings. On April 27, 2005, we challenged the validity of the award in the High Commercial Court of Ukraine. In May 2005 we were informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a new statement of claim for restitution of $1,047,740 paid to us by the Department for Resources Supply of the Ministry. We strongly believe, that the new claim has no merit and we intend to take all necessary actions in order not to pay this amount. We did not have any revenues from this project in 2004.

In addition, negative developments in the Ukraine ID Project litigation may cause us to write off the inventory in the amount of approximately $860,000 with respect to the Ukraine ID Project pursuant to our Ukraine Contract with the Ministry and any such write off could have a material adverse effect on our net worth and income and the trading price for our ordinary shares.

During fiscal 2002, we sold our equity interest in our subsidiary, InkSure Technologies, Inc. (“InkSure”), for which we received aggregate proceeds of approximately $6,600,000 from the sale of shares.

In October 2004, the United States Government Printing Office (“GPO”) awarded contracts to four companies (which was subsequently increased to eight companies in January 2005), including SuperCom, to provide technology for testing a new electronic U.S. passport. Once the testing results are completed, the GPO plans to select a final vendor for the project. On January 18, 2005 the Company announced that the US Government Printing Office (GPO) had added four vendors, whose proposals were the next higher ranked in the Solicitation for Offers (SFO) EP-2004 for the Electronic Passport, to the list of companies whose computer chips will be tested for usage in the GPO’s massive electronic passport project. The total list now includes 8 companies, including both SuperCom and SuperCom’s partner BearingPoint, who has proposed a SuperCom-based solution.

On May 5, 2005, the U.S. Government Printing Office (“GPO”) issued a Notice of Termination for Convenience involving the Company’s participation in the three-phase testing of technology for a new electronic passport project. While an earlier termination notice was withdrawn after discussions with the U.S. Government, the Company’s attempts to persuade the Government to withdraw the current termination notice have been unsuccessful to date.  The notice terminates SuperCom’s contract awards for the Electronic Passport Program. While the termination notice does not specify the reason for its issuance, the Company understands from its discussions with the Government that it is based on unresolved security concerns and not related to the Company’s technological solution or its cost proposal.

In December 2004, we announced that we entered into an agreement with an African governmental agency to provide an end-to-end “Magna” national identification system valued at $2.5 million during the term of the agreement, which is five years. The solution will be deployed in stages that began in the fourth quarter of 2004 and will continue through the end of the fourth quarter of 2005.

In January 2005, we announced that we signed an agreement with the government of an European country to deploy a biometric visa issuance system in its embassies throughout the world. The project’s first stage, valued at approximately $500,000.

 Revenues

The primary products that we sell are smart card systems, smart card production machines and raw materials used for the production of smart cards and secure ID cards. We derive the majority of our revenues during the first two years of an agreement with a customer. This revenue is generated by the delivery of the data collection and document production systems. Following delivery of such systems, the majority of revenues generated from the agreement results from ongoing deliveries of raw materials for use with the installed systems. We also typically generate additional revenues from maintenance fees and support, training and installation.

Our systems are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement.

Additional revenue is generated through licensing technology, mostly with commercial customers.

Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer and the terms of the agreement, as well as on the extent of the technology licensing. As a result, our gross profits from each project may vary significantly.

Our research and development expenses consist of salaries, raw material and equipment costs, as well as financing research and development operations in subsidiaries.

Net Income

Our operating results are significantly affected by, among other things, the timing of contract awards and performance of agreements. As a result, our revenues and income may fluctuate substantially from quarter to quarter, and comparisons over longer periods of time may be more meaningful. The nature of our expenses (including cost of revenues) are mainly fixed or semi-fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, allowance for bad debts, and valuation of inventories and impairment of long-lived assets.

We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates. Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and are the most critical to aid in fully understanding and evaluating our reported results include the following:

A. Revenue recognition
B. Allowance for doubtful accounts
C. Inventory valuation
D. Impairment of long-lived assets
E. Contingencies
F. Stock Based Compensation

Revenue Recognition and Allowance for Doubtful Accounts

We generate revenues primarily from governmental projects sales and commercial products sales. Some of our transactions include maintenance services, installation and integration consulting services.

Revenues are recognize when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenues until the installation is completed. The Company does not grant a right of return. Following are the main factors of our revenue recognition policies:

•
We recognize revenue from products generally upon shipment, unless contract terms call for a later date, net of an allowance for estimated returns, provided persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement and assuming only inconsequential or perfunctory performance obligations remain. Revenue from some data security hardware products contains embedded software. However, the embedded software is considered incidental to the hardware product sale. We also act as a reseller of third-party hardware and software applications. Generally, we recognize such revenue upon shipment of the hardware or software application, unless contract terms call for a later date, provided that all other conditions above have been met.

•
Service revenue includes payments under support and upgrade contracts and consulting fees. We recognize support and upgrade revenue ratably over the term of the contract, which typically is twelve months. Consulting revenue primarily relates to installation, integration and training services performed on a time-and-materials or fixed-fee basis under separate service arrangements. Fees from consulting are recognized as services are performed.

•
Revenues from arrangements that involve the delivery of multiple deliverables such as products, services or rights to use asset, are recognized in accordance with EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables”. For such arrangements, each element of the contract is accounted as a separate unit if the delivered items has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items.

•
Revenues from long-term contracts are recognized pursuant to the percentage of completion method. We measure the percentage of completion based on output criteria, such as the number of units delivered or based on contract milestones as applicable to each contract. Provisions for estimated losses on incomplete contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. Cost estimates on percentage-of-completion contracts are reviewed periodically with adjustments recorded in the period in which the revisions are made. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, availability of qualified personnel and project requirement and/or scope changes. Billings on uncompleted contracts may be less than or greater than the revenues recognized and are recorded as either unbilled receivable (an asset) or deferred revenue (a liability) in the consolidated financial statements.

•	The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

Our revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

We perform ongoing credit evaluations of our customers' financial condition and we require collateral as deemed necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $3,333,000 and $3,347,000 at December 31, 2003 and 2004, respectively.

Inventories Valuation

At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projection of future demand. In addition, we write off inventories that we considered obsolete. Remaining inventory balances are adjusted to the lower of the cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying amount of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

The determination of the value of such long-lived and intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. Any material change in our valuation of assets in the future and any consequent adjustment for impairment could have a material adverse impact on our future reported financial results.

Contingencies

From time to time, we are the defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made. Other than as described under the heading “Legal Proceedings” under Item 4, B, there are no material pending legal proceedings in which we are a party or of which our property is subject.

Stock-Based Compensation

We applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, issued in March 2000, to account for our employee stock options. Under this method, compensation expense is recognized only if the current market price of the underlying stock exceeded the exercise price on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation,” and FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” an amendment to FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, we elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123, as amended.

We accounted for non-employee stock-based compensation in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Warranties

Based on past experience, the Company does not provide for warranty costs when revenue is recognized.

Results of Operations

The following table sets forth selected consolidated income statement data for SuperCom for each of the three years ended December 31, 2002, 2003 and 2004 expressed as a percentage of total revenues.

	2002	2003	2004
Revenues	100%	100%	100%
Cost of revenues	22.8	42.8	50.8
Gross profit	77.2	57.2	49.2
Operating expenses:
Research and development	16.6	12.7	11.5
Selling and marketing, net	35.2	41.8	33.3
General and administrative	24.8	25.2	26.6
Total operating expenses	76.6	79.7	71.4
Operating income (loss)	(0.6)	(22.5)	(22.2)
Financial income (expenses), net	(0.4)	(3.2)	(2.9)
Other income (expenses), net	77.3	(1.1)	(0.3)
Income (loss) before income taxes	77.5	(26.8)	(25.5)
Equity in losses of affiliates and	(0.5)	(0.7)	--
impairment, net of taxes
Net income (loss) from	77.0	(27.5)	(25.5)
continuing operations
Loss from discontinued operations	5.3	--	--
Net income (loss)	71.7	(27.5)	(25.5)

Operating Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

Our revenues in 2004 were $7,344,000 compared to $7,244,000 in 2003, an increase of 2%. Our revenues for the twelve months ended December 31, 2003 included $1,970,000 in revenues attributable to our agreement with the Ukraine Ministry of Internal Affairs for a national passport and ID smart card project (the “Ukraine ID Project”). Due to the arbitration proceeding with the Ukraine Chamber of Commerce relating to the Ukraine ID Project we did not recognize any revenues from this project for the twelve months ended December 31, 2004. During 2004, we classified the cost of goods that were sold to the Ukraine Ministry of Internal Affairs from trade receivables to inventory. In connection with the arbitration relating to the Ukraine ID Project, we might write off the inventory relating to the Ukraine ID Project in the amount of approximately $860,000, which could result in a material and adverse effect on our income and net worth. Additionally, we increased the allowance for doubtful accounts in an aggregate amount of $2,133,000 for the debt the Ukrainian government owes to us in connection with the Ukraine ID Project. Our revenues in the fourth quarter of 2003 included $536,000 of revenue related to the sale of a production line to a customer in the United States, which is to be paid to us over a period of four years. Our revenues in the fourth quarter of 2004 included $1,208,000 of revenue related to the sale of a production line to a customer in Europe. Our revenues from the government market for 2004 and 2003 totaled $6,330,000 and $5,621,000, respectively. In comparison our revenues from the commercial market for 2004 and 2003 totaled $1,014,000 and $1,623,000, respectively. We anticipate that our mix of revenues from the government and commercial markets for the twelve months ended December 31, 2005 will be consistent with our mix of revenues in 2004. Although we believe that the government market is critical to our success in the short-term, we believe that both the government and commercial markets will be critical to our long-term future success.

Gross Profit

Our gross profits in 2004 were $3,614,000 compared to gross profits of $4,142,000 in 2003, a decrease of 12.7%. The gross profit margin for the year 2004 decreased by 8% as compared to a 57% in 2003. The decrease in our 2004 gross profit was primarily due to different mix of product, which carry lower margins. We increased the volume of sales of our commercial applications, which carry lower margins as compared to sales of our ID solutions and contactless smart cards for governmental markets.

Expenses

Our operating expenses in 2004 were $5,245,000 compared to $5,773,000 in 2003, a decrease of 9%. The decrease in operating expenses was primarily due to the reduction in sales and marketing expenses.

Selling and marketing expenses consist primarily of salaries and commission earned by sales and marketing personnel, trade show and promotional expenses, allocated rent and supplies and travel and entertainment costs. Our selling and marketing expenses in 2004 were $2,445,000 compared to $3,026,000 in 2003, a decrease of 19%. The decrease in the sales and marketing expenses was due to a reduction in sales and marketing expenses related to our Ukraine ID Project.

General and administrative expenses consist primarily of salaries, benefits, allocated rent and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses in 2004 were $1,955,000 compared to $1,829,000 in 2003, an increase of 7%. The increase in the general and administrative expenses was primarily due to expenses related to the registration of our ordinary shares under the Exchange Act, and the commencement of trading of our shares in the United States on the OTC Bulletin Board.

Research and development expenses consist primarily of salaries, benefits, allocated rent expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses in 2004 were $845,000 compared to $918,000 in 2003, a decrease of 8%. We expect, however, that our research and development expenses will increase in 2005 due to research and development expenses associated with our SmartSMDS, E-Passport and Vend-EZ applications. .

Financial Interest Expense, net

Financial interest expense for the twelve months ended December 31, 2003, and 2004, was $135,000 and $166,000, respectively. Interest expense during 2004 and 2003 consisted of interest accrued from bank loans net of bank deposit.

Other Income (Expenses), Net

Other income (expenses), net for the twelve months ended December 31, 2003, and 2004, was $ 83,000 and $27,000, respectively. Other expenses primarily consisted of a decline in market value of held-to-maturity securities for the twelve months ended December 31, 2003, and 2004, $ 52,000 and $ 7,000, respectively.

Net Income (Loss)

As a result of the factors described above, our net loss in 2004 was $1,872,000 compared to a net loss of $1,995,000 in 2003, a decrease of 6%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

Our revenues in 2003 were $7,244,000 compared to $8,027,000 in 2002, a decrease of 9%. The decrease was primarily due to the inclusion of $1,884,000 of InkSure's revenues in the 2002 results of operations. Excluding InkSure's results of operations for 2002, our revenues would have increased to $7,244,000 from $6,143,000, representing an increase of 18%. This increase was primarily due to the implementation of a new five-year governmental project in Africa by 2008, plus the expansion in the commercial markets systems and their implementation during 2003. The primary increase in commercial revenues has come from the United States, Asia Pacific and the Israeli commercial markets by the sale of our automatic production line, SmartGate, EduGate and DynaGate systems. Our revenues in the fourth quarter of 2003 included $536,000 of revenue related to the sale of a production line to a customer, who is also a distributor of our products in the United States, which is to be paid to us over a period of four years.

 Gross Profit

Our gross profits in 2003 were $4,142,000 compared to gross profits of $6,197,000 in 2002, a decrease of 33%. The gross profit margin for the twelve months ended December 31, 2003 decreased by 20% to 57% as compared to a gross profit margin of 77% for the twelve months ended December 31, 2002. The decrease in our 2003 gross profit was primarily due to the inclusion of $1,613,000 of InkSure's gross profit in the 2002 results of operations. Excluding InkSure's results of operations from our results of operations for 2002, gross profit would have decreased to $4,142,000 from $4,584,000, representing a decrease of 9%. This decrease was primarily due to an increase in the volume of commercial systems, which carries lower margins.

Expenses

Our operating expenses in 2003 were $5,773,000 compared to $6,150,000 in 2002, a decrease of 6%. The decrease in operating expenses was primarily due to decreases in operating expenses in connection with the divesting of InkSure’s shares during 2002. Excluding InkSure's results of operations in our results of operations for 2002, operating expenses would have otherwise increase to $5,773,000 from $4,843,000, representing an increase of 19%. This increase was primarily due to the increase in selling and marketing expenses discussed below.

Our selling and marketing expenses in 2003 were $3,026,000 compared to $2,828,000 in 2002, an increase of 7%. The increase in the selling and marketing expenses was due to increases in selling and marketing expenses attributable to Inksure’s operations. Excluding InkSure's results of operations for 2002, selling and marketing expenses would have increased to $3,026,000 from $2,040,000, representing an increase of 48%. The increase was primarily due to net selling and marketing expenses of $700,000 for the implementation of the Ukraine ID Project resulting from the aggregate amount of $2,133,000 owed to us by the Ukraine government net of $1,433,000 representing the commissions that we would have paid to the consultants that mediated the Ukraine ID Project had it not been void. The increase was also attributable to our expansion of marketing activities for our commercial applications in the US and the Israeli markets.

Our general and administrative expenses in 2003 were $1,829,000 compared to $1,988,000 in 2002, a decrease of 8%. The decrease in the general and administrative expenses was primarily due to decreases in general and administrative expenses in connection with the divesting of InkSure’s shares during 2002. Excluding InkSure's results of operations for 2002, general and administrative expenses would have increased to $1,829,000 from $1,799,000, representing an increase of 2%.

Our research and development expenses in 2003 were $918,000 compared to $1,334,000 in 2002, a decrease of 31%. The decrease in the research and development expenses was primarily due to the elimination of InkSure's research and development expenses, which accounted for $330,000 of research and development expense in 2002. Excluding InkSure's, research and development expenses, would have resulted in a decrease to $918,000 in research and development expenses for 2003 from $1,004,000 in 2002, representing a decrease of 9%.

Net Income

Our net loss in 2003 was $1,995,000 compared to net income of $5,750,000 in 2002 resulting from $6,203,000 booked as other income in 2002 from the divestment of the InkSure shares and net income in 2002 of InkSure's activities in the amount of $294,000. Our net loss in 2003 was primarily due to a decrease in gross profit margins and an increase in our sales and marketing expenses in the United States and Israeli markets, as well as in the international governmental project market. Excluding Inksure’s net income of $294,000 in 2002 and $6,203,000 booked as other income in 2002 from the divestment of the InkSure shares, our net loss in 2003 would have increased to $1,995,000 from $747,000, representing an increase of 167%. This increase in our net loss was primarily due to a decrease in gross profit margins and an increase in our sales and marketing expenses in the United States and Israeli markets as well as our management's decision to increase our doubtful accounts by $700,000. Such net provision of $700,000 for doubtful accounts results from the aggregate amount of $2,133,000 owed by the Ukraine government net of $1,433,000 in commissions that we would have had to pay to the consultants that mediated the Ukraine ID Project had it not been void.

Impact of Inflation and Currency Fluctuations

Because the majority of our revenue is paid in or linked to the dollar, we believe that inflation and fluctuation in the NIS/dollar exchange rate has no material effect on our results of operations. However, a portion of the cost of our Israeli operations, mainly personnel, is incurred in NIS. Because some of our costs are in NIS, inflation in Israel/dollar exchange rate fluctuations do have some impact on expenses and, as a result, on net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a delayed basis, by a devaluation of the NIS in relation to the dollar.

In 2004, the rate of evaluation of the NIS against the U.S. dollar was 1.6% and the rate of inflation was 1.2%. It is unclear what the devaluation/evaluation rate will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2004, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary or advisable to offset these risks.

Seasonality

Our quarterly operations are subject to fluctuations due to several factors, including the factors discused under the section captioned “Risk Factors—The time from our initial contact with a customer to a sale is long and subject to delays . . .” appearing under Item 3, D and the section captioned “Seasonality” appearing under Item 4, B. It is our experience that, as a general matter, a majority of our sales are made during the latter half of the calendar year consistent with the budgetary, approval and order processes of our governmental customers. Additionally, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly for government organizations. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services, which could have an adverse effect on our results of operations. .

New Accounting Pronouncements

In March 2004, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method.

In September 2004, the FASB delayed the accounting provisions of EITF 03-01, but the disclosure requirements remained effective. During the period of the delay, the current authoritative literature should be applied regarding “other than temporary” impairments.

We do not expect the adoption of recognition and measurement guidance of EITF 03-01 in future periods to have material impact on its results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted. We believe that SFAS 151, when adopted, will not have a significant impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS No. 123, “Accounting for Stock Based Compensation (SFAS 123). Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of SFAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for calendar year companies. Early adoption of SFAS 123R is encouraged. SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but it also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

We currently expect to adopt SFAS 123R effective January 1, 2006;

However, the adoption of SFAS 123R could have a material impact on the amount of earnings the Company reports in fiscal 2006. We have not yet determined the specific impact that adoption of this standard will have on our financial position or results of operations.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. SFAS 153 amends APB opinion No. 29, “Acounting for nonmonetary Transactions”. SFAS 153 eliminates the APB 29 exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for nonmonetary asset exchanges accruing in fiscal periods beginning after June 15, 2005 (which is third quarter of 2005 for the Company), and the provisions of this statement shall be applied prospectively. Earlier application is permitted. We do not expect the adoption of SFAS 153 to have a material effect on the Company’s financial statements or its results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.

FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. We do not expect the adoption of FIN No. 45 to have a material impact on our results of operations or financial position.

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Element Deliverables." The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003.

The adoption of EITF issue No. 00-21 did not have a material impact on our result of operations or financial position.

In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46-R"). FIN 46-R provides a deferral of FIN 46 for certain entities until after March 15, 2004. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

B.    Liquidity and Capital Resources

Net cash used in operating activities from continuing operations for the twelve months ended December 31, 2004 was $609,000 compared to $2,107,000 during the period ended December 31, 2003, a decrease of $1,498,000 or 71%. This decrease was primarily a result of an increase in accrued expenses and other liabilities especially due to an increase of $996,000 in advance payments from customers. In addition, our inventory in 2004 decreased by $814,000 compared to an increase of $92,000 in 2003, primarily due to a sale of an automatic production line to a customer. On the other hand, our accounts receivable and prepaid expenses increased in 2004 by $403,000 compared to an increase in 2003 of $239,000 due to deferred expenses relating to projects from which we had not yet recognized revenues.

Net cash used in investing activities during the period ended December 31, 2004 was $531,000 compared to $1,501,000 during the period ended December 31, 2003, a decrease of $970,000. This decrease was primarily due to proceeds of $578,000 in short term bank deposits during the period ended December 31, 2004 compared to an investment of $1,741,000 during the period ended December 31, 2003, and to purchase in the amount of $1,088,000 of property and equipment compared to $87,000 during the year 2003.

Net cash provided by financing activities during the period ended December 31, 2004 was $2,305,000 compared to $1,036,000 during the period ended December 31, 2003, an increase of $1,269,000. This increase was primarily due to gross proceeds from a private placement in the amount of $3,517,00 during the year ended December 31, 2004 and to a decrease in short term bank credit of $1,122,000 in 2004 compared to an increase of $1,196,000 in short term bank credit during 2003.

As of December 31, 2004, our cash and cash equivalents and short-term deposits totaled $3,247,000, compared to $2,426,000 as of December 31, 2003. All marketable debt securities were matured by January 15, 2004. Restricted cash totaled $1,129,000 as of December 31, 2004 compared to $1,363,000 as of December 31, 2003. Restricted cash is invested in certificates of deposits, which mature within one year, and is used to secure agreements with a customer or a bank.

We have accumulated net losses of approximately $20,114,000 from our inception through December 31, 2004, and we have continued to accumulate net losses since December 31, 2004. Since May 1999, we have funded operations primarily through cash generated from our initial public offering on Nasdaq Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), our sale of shares of our former subsidiary, InkSure, and, to a lesser extent, borrowings from financial institutions and, in 2004, private placements of our ordinary shares and warrants to purchase our ordinary shares. As of December 31, 2004, our principal source of liquidity was $3,247,000 of cash, cash equivalents and marketable securities. As of December 31, 2004, we had $1,022,000 of debt outstanding relating to obligations under our credit facility and an obligation for severance pay to Israeli employees of $564,000 of which $428,000 is provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

In April 1999, we entered into an underwriting agreement to sell 2,526,316 ordinary shares plus an additional 631,579 ordinary shares offered by selling shareholders at an offering price of $10.00 per share for gross proceeds to us of approximately $25,300,000. The gross proceeds were offset by underwriting fees of $1,700,000 and offering expenses of $1,250,000 so that we received net proceeds of $22,350,000 from this public offering.

During June and July, 2004, we received aggregate gross proceeds of $1,225,000 from a private placement of 1,558,826 ordinary shares and five-year warrants to purchase 623,535 ordinary shares at an exercise price of $1.10 per share. In connection with the private placement, our placement advisors received warrants to purchase 77,941 ordinary shares at an exercise price of $1.10 per share.

In August and September 2004, we received gross proceeds of $2,200,000 from a private placement to accredited investors of 2,470,589 ordinary shares and five-year warrants to purchase 988,234 ordinary shares at an exercise price of $1.10 per share. In connection with the private placement, our placement agent received warrants to purchase 177,882 ordinary shares at an exercise price of $1.10 per share and 444,706 ordinary shares at an exercise price of $0.85 per share. All of such warrants issued in this private placement, except 444,706 warrants with an exercise price of $0.85, were called by us at a redemption price of $.01 per warrant pursuant to our right to do so if the closing price (or closing bid price) of our ordinary shares on an U.S. stock exchange, Nasdaq or the OTC Bulletin Board was equal to or greater than $2.50 per share for 10 out of any 15 consecutive trading days. The investors exercised warrants to purchase an aggregate of 1,144,853 ordinary shares. During the fourth quarter of 2004, 706,912 warrants were exercised for an aggregate amount of approximately $778,000, and approximately $130,000 was received in respect of shares to be allotted in 2005.

Our budget relies on our existing projects and estimated revenues from sales of our ID and smart card applications and commercial applications.

As of December 31, 2004, we had credit lines from several banks in the aggregate amount of $1,238,000 (including current maturities of long-term loans credit lines in the amount of $454,000 of which $454,000 was used), of which $751,000 is denominated in NIS and bears interest at the rate of Prime, the monthly prime rate of interest of the Bank of Israel in the range of +1% to +2.5%, and $ 487,000 is denominated in dollars and bears interest at the rate of LIBOR in the range of +2.5% to +3.2%. The weighted average interest rate on the credit lines as of December 31, 2003 and 2004 was approximately 6.8% and 5.7%, respectively.

We had an unused credit facility in the amount of approximately $16,000 as of December 31, 2004. There is no fee for the unused portion of the credit facility.

During the period from January 1, 2004 to December 31, 2004, our capital expenditures totaled approximately $1,088,000 (compared to $87,000 during 2003 and $73,000 during 2002), of which approximately $1,017,000 (compared to $78,000 during 2003 and $69,000 during 2002) was expended at or upon SuperCom's facilities in Israel, and approximately $71,000 (compared to $9,000 during 2003 and $4,000 during 2002) was expended upon various facilities of SuperCom's subsidiaries outside Israel. Of these expenditures, approximately $41,000 during 2004 (compared to $66,000 during 2003 and $33,000 during 2002) was for capital equipment and leasehold improvements and the balance of approximately $1,047,000 (compared to $21,000 during 2003 and $40,000 during 2002) was related to information technology.

We believe that our existing capital resources together with revenue from operations and amounts available under our credit facility will be sufficient to fund our planned operations through at least the next twelve months. We will be required to raise additional funds to meet our long-term planned goals. We intend to consider other alternatives for financing, which may include public or private equity financings. There can be no assurance that such additional financing, if at all available, can be obtained on terms acceptable to us. If we are unable to obtain such additional financing, future operations will need to be scaled back further or discontinued.

C.    Research and Development

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As a result of our past efforts, we reduced the number of employees in our research and development activities to 28 people as of December 31, 2004. We spent $1.3 million, $0.9 million and $0.8 on research and development in 2002, 2003 and 2004, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of an automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, contactless smart cards and document authentication. We will continue to research and develop new security and identification features through laser printing and pre-printing, create new personalization methods for contactless smart cards, develop a range o f smart card applications and continue to develop our automatic contactless smart card production line. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

Industry Trends

The increased demand for better security systems and services has positively affected trends within the industry. Access and asset control are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand, both for physical security access to buildings and logical security access to corporate networks. Our contactless smart cards provide an optimal solution to these problems as they deliver stronger authentication of network users and they store personal data for highly secure physical access control.

Another major trend is the widespread deployment of smart credentials and travel documents. From among the three main credentials (e-passport, ID card, drivers’ license) currently in use on a governmental level, the electronic smart passport is posed to be the frontrunner and leads the way for the others. As a global credential, it is the only one based on international standards and will therefore most likely serve as the base from which the standards of other credentials on national, local and commercial levels will be derived.

Market and Operational Trends

Our quarterly operations results may be subject to significant fluctuations due to several factors. Some of these factors are based primarily on the timing of large orders, which represent a significant percentage of our revenues, customer budget cycles and impact on the timing for buying decisions, competitive pressures, the ability of our partners, distributors and system integrators to become effective in selling and marketing our products, as well as other factors.

During the twelve months ended December 31, 2004, we observed a slight increase in our production. We have also observed a considerable increase in marketing leads from our growing partnerships, distributions and systems integration network, and a particular interest by government customers in electronic passports (e-passports). We expect to continue to benefit from marketing programs and leads generated by this network, as well as sales opportunities identified by them. We intend to expand our marketing and implementation capacity through these third parties, including vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of their market presence.

A significant portion of our 2004 revenues have been derived from our governmental projects and the remainder have been derived from commercial products. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers, a trend that has been increasing over time and a trend that we expect to continue to influence our revenues.

Due to the arbitration proceeding with the Ukraine Chamber of Commerce relating to our agreement with the Ukraine Ministry of Internal Affairs, we are not anticipating any revenues from this project during the year 2004 or beyond. During 2003, we generated an aggregate of $1,970,000 in revenues from this project. If we are not able to replace this revenue with revenue from other projects, we expect our overall revenues to decrease and our net loss to increase in 2005. See Item 3, “Risk Factors-- We derive a substantial portion of our revenue from a small number of customers...” above.

We have observed an increase in orders for access control networks in 2004 compared with 2003. Since the end of 2003, the selling prices of our commercial products have been slightly increased. Commercial product inventory has been reduced without replenishing the stock, while other inventory levels have remained the same.

Our revenues from the government market for 2004 and 2003 totaled $6,330,000 and $5,621,000, respectively. In comparison our revenues from the commercial market for 2004 and 2003 totaled $1,014,000 and $1,623,000, respectively. We anticipate that our mix of revenues from government and commercial markets for 2005 will be consistent with our mix of revenues in 2004.

For more information about our expectations regarding future cost of revenues, future operating expenses and liquidity and capital resources, please refer to the section captioned“Risk Factors, ” under Section D of Item 3 and the sections captioned “Results of Operations” and“Liquidity and Capital Resources”under Sections A and B, respectively, of Item 5 “Operating and Financial Review and Prospects”.

Our development and marketing efforts for the solution and product platforms are aimed at addressing several systems and service trends that we see developing in the industry:

In 2003, the ICAO (“International Civil Aviation Organization”) mandated the inclusion of biometric authentication technology in passports. We believe that the e-passport trend, from our point of view, should have an apparent impact on our income from operations during the next few years. As we have developed a flexible end-to-end solution for electronic passports, we believe that this trend will significantly affect our business forecast, as well as influence vertical markets in the smart card industry. Our combined experience in passport application projects worldwide and our position as a leading smart card inlay manufacturer provides us with what we believe is an advantage. We are currently aggressively bidding on a number of large projects and expect to achieve fair results.

As a result of these trends and combined with our core strengths, we are focusing on products and solutions that we believe will be significantly influential in the present and future markets. We expect that our 2005 revenues will be primarily derived from:

•	Smart passport technologies;
•	High security solution integration;
•	Expertise in multi-application smart cards, integration know-how; and
•	Extensive experience with the government ID market.

Recent Developments and Outlook

We expect revenues to continue to be derived from one-time sales and recurring fees, sales of high-end solutions, sales of products, consumables and technology. Sales are expected to continue through OEM partnerships and continual upgrades, maintenance and support will continue to be provided to customers.

Due to the Ukraine ID Project litigation, we did not recognize any revenues from this project during the year 2004. During 2003, we generated an aggregate of $1,970,000 in revenues from this project. If we are not able to replace this revenue with revenue from other projects, we expect our revenues to decrease and our net loss to increase in 2005. See Item 3, “Risk Factors-- We derive a substantial portion of our revenue from a small number of customers...” above. During 2004, we classified the cost of goods that were sold to the Ukraine Ministry of Internal Affairs from trade receivables to inventory. Negative developments in the Ukraine ID project litigation may cause us to write off the inventory in the amount of approximately $860,000 with respect to the Ukraine ID Project pursuant to our contract with the Ministry of Internal Affairs of Ukraine and that any such write off could have a material adverse effect on our net worth and income and the trading price for our ordinary shares. Moreover, even if we do not take such a write off or reserve, there is no assurance that we will ultimately collect the amounts due under our contract with the Ministry of Internal Affairs of Ukraine.

In January 2005, we announced that we have signed an agreement with the government of an European country to deploy a biometric visa issuance system in its embassies throughout the world. The project’s first stage has an estimated value of approximately $500,000.

In December 2004, we announced that we have entered into an agreement with an African governmental agency to provide an end-to-end “Magna” national identification system valued at $2.5 million during the term of the agreement, which is five years. The solution will be deployed in stages that began in the fourth quarter of 2004 and will continue through the end of the fourth quarter of 2005.  Revenues will be recognized during the forth quarter 2004 through the year 2005.

During the fourth quarter of 2004, we sold an automated smart card production system to the government of an European country. We recognized revenues from the sale in the amount of approximately $1.25 million during the forth quarter 2004.

We recently entered into a lease agreement for a new office in Kadima, Israel, which will replace our current office in Ra’anna, Israel. As a result of this relocation, we might be required to write off certain assets.

E.	Off Balance Sheet Arrangements

We do not have any off-balance sheet transactions that have or are reasonably likely to have a material effect on our current or future financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2004 that will require significant cash outlays in the future:

Contractual Obligations	Total	2005	2006	2007	2008	2009 and Beyond
Long-term debt obligations	$187,000	$187,000	--	--	--	--
Capital (finance) lease obligations	--	--	--	--	--	--
Operating lease obligations	$337,000	$270,000	$67,000	--	--	--
Unconditional purchase obligations	--	--	--	--	--	--
Total contractual cash obligations	$524,000	$457,000	$67,000	--	--	--

Long-term debt consists of amounts due to loans from banks, which is described in Item 18, note 8 to the financial statements included in this Annual report. Operating lease obligations represent commitments under several lease agreements for our facilities and the facilities of certain subsidiaries. Total contractual cash obligations represent outstanding commitments for loans from banks and lease agreement for facilities. We are not a party to any capital leases.

ITEM 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Board of Directors

We are managed by our Board of Directors that, pursuant to our Articles of Association, must be comprised of between two and eight members. Members are elected for a one year term ending at our next annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Companies Law. The Board of Directors elects one of its members to serve as the Chairman.

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Eli Rozen	51	Director, Chairman of the Board
Avi Landman	51	Director
Menachem Meron	76	Director retired on June 19, 2005
Avi Elkind	51	External Director
Michal Brikman	35	External Director

Eli Rozen is one of our co-founders and serves as a director and our Chairman of the Board of Directors. Mr. Rozen has served as the Chairman since 2000. In 1988, Mr. Rozen joined Electrocard Ltd., our predecessor, and served as the General Manager and a director until our establishment in 1988. From 1988 until 2000, he served as our Chief Executive Officer and President. Mr. Rozen has a B.S. in Industrial Engineering and Management from the Israel Institute of Technology.

Avi Landman is one of our co-founders and serves as a member of the Board of Directors and as the Research Manager. Prior to joining us in 1988, Mr. Landman worked as a computer engineer at Gal Bakara Ltd. and prior to that as an electrical engineer at Eltam Ltd. Mr. Landman has a Bachelor of Science degree in Computer Engineering from the Israel Institute of Technology - the ''Technion''.

Avi Elkind, an external Director, became a member of the Board of Directors on July 25, 2000 and is a member of the remuneration committee as well as the audit committee. Since 1999, Mr. Elkind has been Chairman and Chief Executive Officer of E.A. Elkind Ltd. Prior to that, from 1997 to 1999, he was the Chief Financial Officer of Pelephone Communication Ltd. Mr. Elkind graduated from Hebrew University of Jerusalem where he received degrees in Social Studies in Economics, Business Administration and International Affairs.

Menachem Meron became a member of the Board of Directors on July 25, 2000 and retired on June 19, 2005. Since 1968, Mr. Meron has been managing director of IFTIC Ltd., a consulting firm. Mr. Meron also serves as a director with the Polar Investment Company Ltd., Magal Securities Systems Ltd. and Paz Lubricants & Chemicals Ltd.

Michal Brikman, an external Director, became a member of the Board of Directors on October 28, 2004. Ms. Brikman is a Certified Public Accountant with extensive management and accounting experience. Since 2000, Ms. Brikman has been a business consultant at Daniel Doron Business Consulting. In addition to her appointment to SuperCom’s Board of Director, she also serves on the Board of another public company in Israel.  Ms. Brikman received her Masters in Finance from Baruch College in New York City and later relocated to Israel.

Executive Officers and Key Employees

Our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Avi Schechter	40	President, Chief Executive Officer
Eli Basson	44	Vice President IPS (Int'l Project Solutions) Division
Eyal Tuchman	37	Vice President, Chief Financial Officer
Moshe Wolfson	53	Vice President, Sales

Avi Schechter, President and Chief Executive Officer, is SuperCom's Chief Executive Officer and President. Mr. Schechter has been our Chief Executive Officer and President since 2001. Mr. Schechter has many years of commercial and managerial experience. From March 2001 to November 2001, he served as the Chief Executive Officer of Genodus Inc., one of SuperCom's subsidiaries. Mr. Schechter was in charge of developing a generic platform that pioneered a simplified and complete implementation of a multitude of enterprise application integration projects. Prior to joining Genodus, from November 1998 to February 2001, he was the Chief Executive Officer of E-com Global Electronic Commerce, a subsidiary of the Aurec group. Prior to that, Mr. Schechter was the Chief Executive Officer of Tikal Ltd., a service company, which provides medical information for insurance companies. He holds a B.A. in Economics and Sociology from Bar-Ilan University and an M.S. in Information Systems from Recanati School of Business, Tel-Aviv University.

Eli Basson, Vice President IPS (Int'l Project Solutions) Division. Mr. Basson entered his position after serving as the Chief Executive Officer of Genodus, Inc. from December 1999 to March 2001. Before joining Genodus, Basson served as our Vice President of Research & Development and Operations. From July 1994 to July 1997, he was Vice President of Customer Support for Eldor Computers, and from December 1992 to July 1994, he was Deputy Vice President of Customer Support and Response Center Manager at Orbotech (USA). Basson holds a Masters of Science in Management from Lesley College and a B.S. in Electrical Engineering from the Technion Israel Institute of Technology.

Eyal Tuchman, CPA, Vice President, Corporate Finance and Chief Financial Officer, Mr. Tuchman has years of experience in accounting and finance in publicly traded companies. Prior to joining us in 2002, he served as Chief Financial Officer of Magam Group, a company traded on the Tel-Aviv Stock Exchange, from 1996 to 2002, and before that, was a Senior Auditor at Kessleman & Kessleman (today, PriceWaterhouseCoopers). Mr. Tuchman holds a B.A. in Economics & Accounting from Ben Gurion University, as well as a C.P.A.

Moshe Wolfson, is Vice President of Sales for the Public Sector - Federal, State and Local in the United States. Mr. Wolfson is responsible for SuperCom's business partnerships with system integrators and solution providers. Prior to joining SuperCom in 2003, Mr. Wolfson was Vice President of Sales and Marketing at dsIT Technologies, a solution technology provider for Real Time military solutions. Prior to this, Mr. Wolfson was Executive Vice-President of Malam Systems, one of Israel’s major systems integration and software development companies and managed the IT Division. Mr. Wolfson has a M.B.A. from Tel Aviv University and a B.Sc. in Mathematics and Computer Science. He has been a lecturer in Information Technology since 1987. Mr. Wolfson served in the Israeli Army Computer Centre.

B.    Compensation

The aggregate amount of compensation paid by us to our board members and our President and Chief Executive Officer, Vice President, IPS Division, an Vice President, Corporate Finance and Chief Financial Officer, and Vice President, Sales (collectively, the "Named Executive Officers") as a group for the twelve months ended December 31, 2004 was approximately $778,000 This sum includes amounts paid for salary and social benefit.. In addition, we have provided automobiles to our executive officers at our expense.

In accordance with the requirements of Israeli law, we determine our directors’ compensation in the following manner. First, our audit committee reviews the proposal for compensation; second, provided that the audit committee approves the proposed compensation, the proposal is then submitted to our board of directors for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal; and finally, if our board of directors approves the proposal, it must then submit its recommendation to our shareholders, which is done in the forum of our shareholders’ general meeting. The approval of a majority of our shareholders is required for any such compensation proposal.

On January 26, 2003, at a special general meeting, our shareholders approved the grant to each of our directors who is not an external director, commencing on October 1, 2002, a monthly $1,000 fee participation remuneration per meeting of the Board of Directors, provided however, that each of the directors who is not an external director shall be entitled to an aggregate sum of monthly remuneration and participation remuneration of not more than $18,000 per year.

As of December 31, 2004, we had set aside approximately $ 79,000 to provide pension, retirement or similar benefits for our board of directors and Named Executive Officers.

Option/SAR Grants during the Year Ended December 31, 2004

During the twelve months ended December 31, 2004, we granted the following options to purchase ordinary shares under our 2003 Employee Stock Option Plan to the following directors Named Executive Officers.

Name	Options to Purchase Ordinary Shares Awarded during FY Ended Dec. 31, 2004	Exercise Price	Expiration Date
Avi Schechter	150,000 310,000 300,000	$ 0.42 $ 0.85 $ 2.52	27, March 2014 3, October 2014 6, November 2014
Eyal Tuchman	75,000 125,000 150,000	$ 0.42 $ 0.85 $ 2.52	27, March2014 3, October 2014 6, November 2014
Eli Basson	75,000 120,000 100,000	$ 0.52 $ 0.85 $ 2.52	27, March 2014 3, October 2014 6, November 2014
Moshe Wolfson	50,000 75,000 75,000	$ 0.42 $ 0.85 $ 2.52	27, March 2014 3, October 2014 6, November 2014

Aggregated Option/SAR Exercises during the Year Ended December 31, 2003 and Financial Year-end Option/SAR Values

The following table sets out (i) the number of ordinary shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2004 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2004:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End ($) Exercisable/ Unexercisable (1)
Avi Schechter - President, Chief Executive Officer	-	-	900,000	$922,700
Eyal Tuchman - Vice President, Chief Financial Officer	-	-	400,000	$386,250
Eli Basson - Vice President, Research and Development and Chief Operating Officer	-	-	300,922	$294,523
Moshe Wolfson Vice President Sales	-	-	200,000	$187,750
 (1) Based on the closing price of our ordinary shares on the OTC Bulletin Board of $2.18 on December 31, 2004 minus the exercise price multiplied by the number of option.

Please refer to the Section captioned “Stock Option Plan” under Item 6, Section E below for a description of our Option Plans.

 C.    Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office
Eli Rozen	Director Chairman of the Board	1988-present July 25, 2000-present
Avi Landman	Director	1988-present
Menachem Meron	Director	July 25, 2000- June 19, 2005
Avi Elkind	External Director	July 25, 2000-present
Michal Brikman	External Director	October 28, 2004-present

Our Articles of Association provide that the minimum number of members of the Board of Directors is two and the maximum number is eight. The Board of Directors is presently comprised of four members, two of whom were elected as external directors under the provisions of the Companies Law (discussed below) by the shareholders at our 2004 Annual General Meeting of Shareholders. All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Avi Elkind and Michal Brikman, who shall hold office until June 30, 2006 and October 2007, respectively.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli public companies, namely companies whose shares have been offered to the public, or that are publicly traded are required to appoint at least two natural persons as “external directors”. A person may not be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with the controlling shareholder of such company or with any entity controlling or controlled by such company or by the controlling shareholder of such company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to recent amendment to the Companies Law, in the future at least one of the external directors (as well as a number of the non-external directors to be determined by the board of directors) will be required to have "financial and accounting skills" and the other external directors will be required to have "professional skills", as such terms will be defined in regulations to be promulgated under the Companies Law.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors is required to include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company. Notwithstanding the above, regulations under the Companies Law provide that with respect to companies such as us, whose shares are traded on a stock exchange outside of Israel, the board of directors may determine that a director appointed prior to February 1, 2000 (the effective date of the Companies Law), who meets the above qualifications, be deemed an external director even if the person served as a director when the Companies Law became effective. In such case shareholder approval is not required.

At our 2003 Annual General Meeting held on June 30, 2003, Esther Koren and Avi Elkind were each re-elected to serve as external directors for an additional term of three years ending on June 30, 2006. However, Esther Koren resigned as a member of our Board of Directors due to personal reasons effective July 14, 2004. Ms. Michal Brikman was subsequently appointed to our Board of Directors as an External Director which was approved by our shareholders at a special general shareholder meeting on October 28, 2004. In addition, Ms. Brikman was appointed to the audit committee.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Board Committees

We currently have the following committees:

Audit Committee

The Companies Law requires public companies to appoint an audit committee (the "Audit Committee") comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors of a public company, any director employed by or providing other services on a regular basis to the company and the controlling shareholder or any relative of the controlling shareholder of such company may not be members of the audit committee of the company. We have an audit committee (the "Audit Committee"), a majority of whose members, including the Chairman, satisfy the criteria of independence as required by Euronext Rules. The functions of the Audit Committee include, among others, reviewing and evaluating the results and scope of the audit and other services provided by our independent accountants. In addition, tasks include reviewing our accounting principles and system of internal auditing controls and approving actions or transactions requiring Audit Committee approval under the Companies Law, the Articles of Association and the Euronext Rules. Until June 19, 2005 we have had an Audit Committee comprising three members, Mr. Menachem Meron, Mr. Avi Elkind (external director) and Ms. Michal Brikman (external director), a majority of whose members including the Chairman, satisfied the criteria of independence as required by Euronext Rules. Due to the recent retirement of Mr. Meron from our board of directors, Our Audit Committee is currently comprised of only two directors (less than the minimum legal requirement).

Remuneration Committee

We have a remuneration committee (the "Remuneration Committee"), a majority of whose members, including the Chairman, satisfy the criteria of independence required by Euronext Rules. The Remuneration Committee is responsible for making recommendations on remuneration of Named Executive Officers and the implementation of the Employee Share Option Plan. The Named Executive Officers and our senior officers are paid fairly and commensurably with their contributions to furthering our strategic direction and objectives. We also grant stock options to our officers, directors and employees from time to time in accordance with our stock option plan. The Remuneration Committee is comprised of Avi Elkind, and Ms. Michal Brikman.

Employment Agreements, Termination Of Employment And Change-In-Control Arrangements

We have employment agreements with the following executive officers and directors:

Avi Schechter's consulting/services agreement, dated July 1, 2002, provides for his services as our President and Chief Executive Officer until terminated by either party as described below. The agreement provides for an annual salary of $179,822. In addition, we provide Mr. Schechter with the use of an automobile, mobile telephone and regular telephone. Either party may terminate the employment agreement without cause upon 90 days' prior notice or we may terminate it upon 30 days' notice for cause. In the event of Mr. Schechter's termination in connection with a change of control, he is entitled to receive his salary for 180 days. During 2004, we granted Mr. Schechter options to purchase an aggregate of 150,000, 310,000 and 300,000 ordinary shares at an exercise price of $0.42, $0.85 and $2.52 per share, respectively.

Eyal Tuchman's employment agreement, dated July 1, 2002, provides for his employment as our Vice President, Corporate Finance and Chief Financial Officer until terminated by either party as described below. The agreement provides for an annual salary of $97,780, plus a bonus as determined by the board of directors. In addition, we provide Mr. Tuchman with the use of an automobile and mobile telephone. Either party may terminate the employment agreement without cause upon 90 days' prior notice or we may terminate it immediately for cause. During 2004, we granted Mr. Tuchman an option to purchase 75,000, 125,000 and 150,000 ordinary shares at an exercise price of $0.42, $0.85 and $2.52 per share, respectively.

Eli Basson's employment agreement, dated July 28, 1997, provides for his employment as our Vice President and Chief Operating Officer until terminated by either party as described below. The agreement provides for an annual salary of $113,668. Either party may terminate the employment agreement without cause upon 90 days' prior notice or we may terminate it upon two weeks' prior notice for cause. During 2004, we granted Mr. Basson an option to purchase 75,000, 120,000 and 100,000 ordinary shares at an exercise price of $0.52, $0.85 and $2.52 per share, respectively.

Moshe Wolfson's employment agreement, dated October 27, 2003, provides for his employment as our Vice President US Gov Sales until terminated by either party as described below. The agreement provides for an annual salary of $114,000. Either party may terminate the employment agreement without cause upon 60 days' prior notice or we may terminate it immediately for cause. During 2004, we granted Mr. Wolfson options to purchase 50,000, 75,000 and 75,000 ordinary shares at an exercise price of $0.42, $0.85 and $2.52 per share, respectively.

Eli Rozen's consulting/services agreement, dated October 1, 2001, provides for his employment as our Chairman of the Board of Directors until terminated by either party as described below. The agreement provides for an annual salary of $110,400. In addition, we provide Mr. Rozen with the use of an automobile and mobile telephone and regular telephone. Either party may terminate the employment agreement without cause upon 60 days' prior notice or we may terminate it upon 30 days' notice for cause.

Avi Landman's consulting/services agreement, dated October 1, 2001, provides for his employment as our Research Manager until terminated by either party as described below. The agreement provides for an annual salary of $55,200. Either party may terminate the employment agreement without cause upon 60 days' prior notice or we may terminate it upon 30 days' notice for cause.

D.    Employees

As of December 31, 2004 and December 31, 2003, we had 67 and 59 full-time employees, respectively. The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004

Research, Development & Manufacturing	25	21	28
Marketing and Sales	15	27	27
Administration	11	11	12
Total	51	59	67

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

As of December 31, 2004 all but 18 of our employees are located at our Ra’anna, Israel location.

SuperCom’s Israeli employees are not part of a collective bargaining agreement. However, in Israel we are subject to certain labor statutes, and to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists' Association. These are applicable to our employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the workday, minimum daily wages for professional workers, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions for employment. In addition, by virtue of such expansion order all employees in Israel are entitled to automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. The amount and frequency of these adjustments are modified from time to time. We provide our employees with benefits and working conditions that comply with the required minimum.

Generally, all male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

All of our employees have entered into confidentiality agreements. We have also granted certain employees options to purchase shares of our ordinary shares under our option plan. We consider our relationship with our employees to be good and have never experienced a strike or work stoppage.

E.    Share Ownership

The following table shows the number of ordinary shares and options to purchase ordinary shares beneficially owned by each director and Named Executive Officer as of May 30, 2005.

Name	Ordinary Shares held directly and beneficially	% of Outstanding Ordinary Shares as of May 30, 2005	Options outstanding as of May 30, 2005	Exercise Price	Expiration date
Eli Rozen	3,171,340(1)	16.1%	945,981(10)	$ 0.42	27, January, 2013
Avi Landman	2,395,764(2)	12.16%	100,000	$ 0.42	27, January, 2013
Menachem Meron	45,000(3)	*	95,000	$ 0.42	7, October 2012
Avi Elkind	50,000(4)	*	50,000	$ 0.42	30, June 2013
Avi Schechter	255,000(5)	*	70,000 150,000 310,000 300,000	$ 0.42 $ 0.42 $ 0.85 $ 2.52	17, March 2012 25, April 2014 3, October 2014 6, November 2014
Eyal Tuchman	117,500(6)	*	30,000 75,000 125,000 150,000	$ 0.42 $ 0.42 $ 0.85 $ 2.52	20, June 2012 25, April 2014 3, October 2014 6, November 2014
Eli Basson	80,922(7)	*	5,922 75,000 120,000 100,000	$ 0.42 $ 0.52 $ 0.85 $ 2.52	17, March 2012 25, April 2014 3, October 2014 6, November 2014
Moshe Wolfson	18,333(8)	*	35,000 75,000 75,000	$ 0.42 $ 0.85 $ 2.52	27, March 2014 3, October 2014 6, November 2014
Michal Brikman	-	-	-	-	-
Directors and Named Executive Officers as a Group	6,133,859(9)	31.14%

 As of May 30, 2005 the outstanding shares are 18,346,140.
* Indicates less than 1%.

(1) Includes (a) 2,425,359 shares held directly by Eli Rozen, and (b) options to purchase 745,981 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, of which 662,647 ordinary shares are held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”).
(2) Includes (a) 2,345,764 ordinary shares held by Avi Landman, of which 500,000 shares are held by Ashland Investments LLC, a limited liability company solely owned by Mr. Landman (“Ashland”), and (b) options to purchase 50,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.
(3) Includes options to purchase 45,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005. Mr. Meron was one of our directors and retired on June 19, 2005.
(4) Includes options to purchase 50,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.

(5) Includes options to purchase 245,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.
(6) Includes options to purchase 117,500 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.
(7) Includes options to purchase 80,922 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.
(8) Includes options to purchase 18,333 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.
(9) Includes options to purchase 1,352,736 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.
(10) Includes options to purchase 695,981 ordinary shares held by Finel.

All of our ordinary shares have identical voting rights.

Share Option Plans

On February 14, 1999, the Board of Directors adopted, and our shareholders subsequently approved, the 1999 Employee Stock Option Plan Option Plan, which was amended and restated in March 2002(the "1999 Option Plan"). We no longer use the 1999 Option Plan to issue stock options. In 2003, we adopted a new stock option plan under which we now issue stock options (the “Option Plan”). In December 2004, we filed a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission registering (i) 1,000,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 3,494,315 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 643,595 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan.The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. Under the Option Plan, options to purchase an aggregate of up to the number of our authorized ordinary shares (26,500,000) may, from time to time, be awarded to any employee, officer, director and/or consultant. The Option Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Tax Ordinance or any provision which may amend or replace it and rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Tax Ordinance. Options become exercisable ratably over a period of three to five years, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants.

During 2004, options to purchase a total of 2,030,000, 212,137, and 0 ordinary shares (having respective weighted exercise prices of $1.23, $5.03 and $0 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of December 31, 2004, under this Plan, options to purchase a total of 3,352,377 ordinary shares and having a weighted average exercise price of $0.97 per share, were outstanding.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by us thereunder, capital gains derived by optionees arising from the sale of shares pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we had previously been entitled to do under Section 102. For certain information as to the Israeli tax reform, see “Taxation.”
A summary of our stock option activity, and related information is as follows:

	Year ended December 31
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	543,495	$5.19	880,712	$2.88	1,534,514	$1.17
Granted	443,081	$0.42	1,005,981	$0.42	2,030,000	$1.23
Exercised	-	$-	(200,533)	$0.42	-	$-
Canceled and forfeited	(105,864)	$4.41	(151,646)	$0.72	(212,137)	$5.03
Outstanding at end of year	880,712	$2.88	1,534,514	$1.17	3,352,377	$0.97
Exercisable at end of year	462,655	$4.32	1,113,580	$1.44	1,681,360	$0.58

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

Exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price

$ 0.42 - $ 1	2,692,115	8.75	$0.55	1,650,343	$0.50
$ 2 - $ 2.52	640,000	9.02	$2.50	12,000	$2
$ 4.00 - $ 5.62	13,690	3.45	$4.89	12,445	$4.98
$ 9.64	6,572	1.14	$9.64	6,572	$9.64

	3,352,377	8.76	$0.97	1,681,360	$0.58

ITEM 7.    Major Shareholders And Related Party Transactions.

A.    Major shareholders

The following table lists the beneficial ownership of our securities as of May 30, 2005 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our securities.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The principal address of our directors and executive officers listed below (all but Jacob Hassan) is c/o SuperCom Ltd., Millennium Bldg., 3 Tidhar St., P.O.B. 2094, Raanana, Israel. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options or warrants exercisable within 60 days of May 30, 2005 and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Jacob Hassan (1)	2,346,358	11.91%
Avi Landman (2)	2,395,764	12.16%
Eli Rozen (3)	3,171,340	16.1%
__________

(1)	Mr. Hassan’s address is 21 Shnat Hayovel, Hod Hasharon , Israel.
(2)
Includes (a) 2,345,764 ordinary shares held by Avi Landman, of which 500,000 shares are held by Ashland, and (b) options to purchase 50,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.

(3)
Includes (a) 2,425,359 shares held directly by Eli Rozen, and (b) options to purchase 745,981 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, of which 662,647 ordinary shares are held by Finel.

To the best of our knowledge based on the information known to us, there have not been anysignificant change in the percentage ownership of the Company’s major shareholders during the last three years other than chamges resulting from our private placements in 2004 and the exercise of warrants issued in those offerings, and the grant of options to Messrs. Rozen and Landman.

As of December 31, 2004, to the best of our knowledge based on the information available to us, we had approximately 51 total registered holders of our ordinary shares. As of December 31, 2004 to the best of our knowledge based on the information available to us, approximately 26.75% of our total outstanding ordinary shares were held by U.S. residents.

To the best of our knowledge based on the information available to us, there are no existing arrangements that may at a future date result in a change of control of SuperCom.

B.	Related Party Transactions

It is our policy to enter into transactions with related parties on terms that, on the whole, are no less favorable than those that would be available from unaffiliated parties. Based on our experience in the business segments in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met our policy standards at the time they occurred.

On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors who is one of the co-founders of the Company. In consideration of these services, the Company has undertaken to pay $ 10,500 per month plus motor vehicle expenses. In addition the Company pays $ 1,500 per month as a directors fee. During 2002, 2003 and 2004 the Company paid $ 148,000, $ 147,000 and $ 144,000 pursuant to this agreement.

On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, one of the Company's co-founders and a principal shareholder. In consideration of these services, the Company has undertaken to pay $ 4,600 per month plus motor vehicle expenses. In addition the Company pays $ 1,500 per month as a directors fee. During 2002, 2003 and 2004, the Company paid $ 65,000, $ 76,000 and $ 73,000, pursuant to this agreement.

On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company. In consideration for these services, the Company has undertaken to pay $ 4,600 per month plus motor vehicle expenses. During 2002, 2003 and 2004, the Company paid $ 78,000, $ 68,000 and $ 69,000, pursuant to this agreement.

On September 1, 2001, the Company entered into an agreement with its 40% owned affiliated company, pursuant to which the Company agreed to sub-lease office space in the Ra’anana, Israel facility to CT Card Tech and to provide CT Card Tech with certain additional services in consideration of a monthly payment of $ 1,000. In November 2003, CT Card Tech surrendered a portion of its office space, which reduced the monthly payment to $ 500 and in March 2004 to $ 0, when CT Card Tech surrendered all its office space.

During 2002, Avi Landman, one of the Company's co-founders, received $152,000 as past compensation in connection with salary and social benefits for the period he served as an employee in connection with the termination of his employment agreement.

During 2004, our Board of Directors approved the granting of stock options to certain of our Named Executive Officers. Please see the section captioned “Option/SAR Grants during the Year Ended December 31, 2004” under Section B of Item 6 above for a description of these stock option grants.

During January 2005, our shareholders approved at our general meeting the grant of 50,000 options to each of Mr. Menahem Meron and Mr. Avi Landman, directors of the Company and 300,000 options to Mr. Eli Rozen, the Chairman of the board of directors. The exercise price of such options is $0.85 per share (the market price on the date of the Board’s grant) and the vesting period and the other exercise terms and conditions of said options are in accordance with the Company's 2003 Israeli Share Option Plan. Those options were granted as a compensation for their efforts in the private placement during the year 2004.

In addition, during January 2005, our shareholders approved at our general meeting the following amendments to the service agreement between us and Mr. Avi Landman, dated October 1, 2001:

(i) As of the date of the general meeting, increase the compensation to a sum of NIS 30,000 per month.
(ii) Upon the termination of the current car leasing period, upgrade the car provided to Mr. Landman to any car that has a leasing price of up to NIS 4,200 (excluding tax) per month.
(iii) Grant Mr. Landman a one-time bonus of NIS 130,000 including VAT.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.    Financial Information.

A.    Consolidated Statements and Other Financial Information (Audited)

Refer to Item 18, which contains the following financial statements:

•	Consolidated Balance Sheets

•	Consolidated Statements of Operations

•	Statements of Changes in Shareholders’ Equity

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

Dividend Policy

         We have not distributed a dividend since August 27, 1997 and we do not anticipate any dividend distribution in the foreseeable future. Dividends may only be paid out of our profits legally available for distribution under the Companies Law (the "Profits Criteria"), and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Companies Law requirements, a payment which does not meet the Profit Criteria, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due.

In accordance with our articles of association, a dividend shall be proposed by the board of directors and shall be payable only after the same has been approved by ordinary resolution of the shareholders meeting, but no such resolution shall provide for the payment of an amount exceeding the amount proposed by the board of directors.

Subject to the rights of the holders of shares as to dividends, any dividend paid by us shall be allocated among the members entitled thereto in proportion to the sum paid up or credited as paid up on account of the nominal value of their respective holding of the shares in respect of which such dividend is being paid, without taking into account the premium paid up for the shares.

Legal Proceedings

We are party to legal proceedings in the normal course of our business. Other than as described under the heading “Legal Proceedings” under Section B of Item 4, there are no material pending legal proceedings in which we are a party or to which our property is subject. Although the outcome of claims and lawsuits against us can not be accurately predicted, we do not believe that any of the claims and lawsuits described in this paragraph, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations and cash flows for any quarterly or annual period, other than as described under the heading “Legal Proceedings” under Section B of Item 4.

Export Sales

Sales in Israel during the year 2002, 2003 and 2004 was $229,000, $ 460,000 and $ 320,000, respectively. Export sales during the year 2002, 2003 and 2004 was $7,798,000 (97%), $ 6,784,000 (94%) and $ 7,024,000 (96%) respectively.

B.    Significant Changes

There have not been any significant changes since the date of the annual financial statements included under Item 18 of this Annual Report.

ITEM 9.    The Offer And Listing.

A.	Offer and Listing Details

The tables included below set forth information regarding the price history of the ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board for the periods indicated.

1.     The following table set forth the annual high and low market prices of our ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board for our five most recent full financial years:

	NasdaqEurope/Euronext		OTC-BB
Fiscal year ended:	High $	Low $	High ($)	Low ($)
Dec-04	$2.62	$1.94	$2.65	$2.14
Dec-03	$0.75	$0.28	-	-
Dec-02	$0.565	$0.1	-	-
Dec-01	$1.6	$0.25	-	-
Dec-00	$6.95	$1.8	-	-

2.     The following table set forth the high and low market prices of our ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board for each full financial quarter for our two most recent full financial years and any subsequent period:

	NasdaqEurope/ Euronext		OTC-BB
Quarter ended:	High ($)	Low ($)	High ($)	Low ($)
Q1/05 Jan-Mar	$2.79	$1.92	$2.56	$2.20
Q4/04 Oct-Dec	$2.66	$0.82	$2.65	$2.14
Q3/04 July-Sept	$1.04	$0.79	-	-
Q2/04 Apr-Jun	$1.205	$0.616	-	-
Q1/04 Jan-Mar	$0.73	$0.546	-	-
Q4/03 Oct-Dec	$0.75	$0.28	-	-
Q3/03 July-Sept	$0.665	$0.29	-	-
Q2/03 Apr-Jun	0.525	$0.3088	-	-
Q1/03 Jan-Mar	$0.675	$0.38	-	-

 3.     The following table set forth the high and low market prices of our ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board for each month for our most recent six months:

	NasdaqEurope / Euronext		OTC-BB
	High ($)	Low ($)	High ($)	Low ($)
May-05	$1.98	$0.75	$2.17	$0.73
April-05	$2.22	$1.96	$2.38	$2.05
March-05	$2.43	$2.23	$2.51	$2.25
Feb-05	$2.41	$2.21	$2.49	$2.27
Jan-05	$2.79	$1.92	$2.56	$2.20
Dec-04	$2.62	$1.94	$2.65	$2.14

5.     The Company has not issued any securities in connection with a pre-emptive issue.

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ordinary shares are traded on the Euronext Brussels stock market under the symbol “SUP” and on the OTC Bulletin Board under the symbol “SPCBF.OB”.

D.    Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.    Additional Information.

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Please refer to Item 10.B. of our Registration Statement on Form 20-F (File No. 000-50790) filed with the U.S. Securities and Exchange Commission, as amended November 14, 2004, for a description of our memorandum of association and articles of association, the rights, preference and restrictions attaching to each class of our shares, and certain related matters, which we hereby incorporate into this Annual Report by reference.

C.    Material Contracts

Except for the material contracts described under the sections captioned “Employment Agreements, Termination of Employment and Change-In-Control Arrangements” and “Share Option Plans” under Sections B and E, respectively, under Item 6, we are not a party to any other material contracts outside of the ordinary course of business.

D.    Exchange Controls

Pursuant to a general permit issued in 1998 by the Israeli Controller of Foreign Exchange under the Currency Control Law, 1978 (the "Currency Control Law"), there are virtually no restrictions on foreign exchange in the State of Israel, except for certain reporting obligations.

E.    Taxation

To the extent that the following discussion is based on new or existing tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will be accepted by the tax or other authorities in question. This discussion is not intended, nor should it be construed, as legal or professional tax advice and it is not exhaustive of all possible tax considerations.

Israeli Taxation

The following discussion describes the material Israeli tax consequences regarding ownership and disposition of SuperCom’s ordinary shares applicable to Israeli and non-Israeli shareholders, including U.S. shareholders.

Taxation of Capital Gains Applicable to Israeli and Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in Israeli companies publicly traded on Nasdaq or on a recognized stock exchange (Euronext Brussels New Market) or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In December 2003, regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange (Euronext Brussels New Market) or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where SuperCom shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty") the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax unless such Treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. Upon a distribution of a dividend, other than bonus shares (stock dividends), income tax is generally withheld at the rate of 25% (or 15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. See "U.S.-Israel Tax Treaty".

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the non-resident has no other sources of income in Israel.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

U.S.-Israel Tax Treaty

The Treaty is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Approved Enterprise Law, dividends distributed by an Israeli company and derived from the income of an Approved Enterprise during the applicable benefits period will generally be subject to a reduced 15% dividend withholding tax rate. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares during, in general, the current and preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise in the applicable period and does not apply if we have certain amounts of passive income.

Pursuant to the Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a "Treaty U.S. Resident") generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of SuperCom during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of SuperCom at any time during such preceding 12-month period would not be exempt under the Treaty from such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against United States federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty.

Israel presently has no estate or gift tax.

General Corporate Tax Structure

The general corporate tax rate in Israel is according to the amendment made on June 29, 2004, the Israeli Parliament passed Amendment to the Income Tax Ordinance (No. 140 and Temporary Order) - 2004, gradually reducing the tax rate applicable to us, commencing on January 1, 2004, from 35% in 2004 to 30% in 2007.

The effective tax rate payable by a company that derives income from an "Approved Enterprise," however, may be considerably less. See "Law for the Encouragement of Capital Investments, 1959" below.

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), a company qualifies as an "Industrial Company" if it is a resident in Israel and at least 90% of its income in a given tax year (exclusive of certain income) is derived from Industrial Enterprises which was defined as an enterprise whose major activity in a particular tax year is industrial manufacturing. We currently qualify as such.

A qualifying Industrial Company is entitled to deduct the purchase price of know-how and patents and is also entitled to deduct expenses of issuing publicly traded shares.

Additionally, under certain income tax regulations, Industrial Companies qualify for special accelerated depreciation rates. An Industrial Company owning an Approved Enterprise (see "Law for the Encouragement of Capital Investments, 1959" below) may choose between the above depreciation rates and the depreciation rules available to Approved Enterprises.

Qualification as an Industrial Company is not conditional upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that we will continue to qualify as an Industrial Company or will in the future be able to avail itself of any benefits available to companies so qualifying.

Law for the Encouragement of Capital Investment, 1959

The Law for the Encouragement of Capital Investment, 1959 (the "Investment Law") provides that capital investment in a production facility (or other eligible assets) may, upon application to the Israeli Investment Center, be designated as an "Approved Enterprise". Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. A company having an Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants and tax benefits. Each application for an investment program is evaluated by the Investment Center and there can be no assurance that any such application will be approved. SuperCom currently has three Alternative Benefits Programs under the Investment Law, which entitle us to certain tax benefits. The benefits available to a company having an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. The Company believes its Approved Enterprises operate in substantial compliance with all such conditions and criteria as of December 31, 2004.

United States Federal Income Tax

The following general discussion sets forth the material United States federal income tax consequences that are applicable to the following persons who invest in ordinary shares and hold such ordinary shares as capital assets ("U.S. Shareholders"): (a) individuals who are citizens or residents (as specifically defined for U.S. federal income tax purposes) of the United States; (b) corporations (or entities treated as corporations for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof; (c) estates the income of which is subject to United States federal income taxation regardless of its source~~.~~; and (d) a trust if such trust validly has elected to be treated as a United States person for United States federal income tax purposes or if a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions. This discussion does not deal with: (i) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. federal income tax laws such as dealers or traders in securities or currencies, banks, financial institutions or insurance companies, tax-exempt organizations,  real estate investment trusts, regulated investment companies or grantor trusts taxpayers whose functional currency is not the Dollar, taxpayers who received ordinary shares as compensation for the performance of services, holders who hold ordinary shares as part of a position in a straddle or as part of a hedging or conversion transaction for United States federal income tax purposes or foreign individuals or entities; (iii) U.S. Shareholders owning directly or by attribution 10% or more, by voting power or value, of the ordinary shares; or (iv) any aspect of state, local or non-United States tax laws. Additionally, the following discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity.

The summary of United States income tax laws set out below is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the "IRS") as of the date hereof and is subject to any changes occurring in the United States law after that date, which changes could be retroactive.

Dividends Paid on Shares

Distributions on ordinary shares paid (before reduction for Israeli withholding taxes) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be dividends and will be includible in a U.S. Shareholder's ordinary income when received. Under recently enacted legislation, dividends received by an individual taxpayer during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer has held the stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends received by an individual taxpayer for taxable years after 2008 will be subject to tax at ordinary income rates. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

The amount of any dividend paid in Israeli currency will equal the Dollar value of the Israeli currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S.
Shareholder, regardless of whether the Israeli currency is converted into Dollars. If the Israeli currency received as a dividend is not converted into Dollars on the date of receipt, the U.S. Shareholder will have a basis in the Israeli currency equal to the Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Shareholder's basis, and any excess will be treated as capital gain. Such distributions would not give rise to income from sources outside the United States.

Credit For Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be "passive income" or "financial services income" for purposes of computing the U.S. foreign tax credit allowable to a U.S. Shareholder. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.

Disposition Of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of ordinary shares in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis in the ordinary shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder's holding period exceeds one year, and otherwise will be short-term capital gain or loss. Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Gain or loss from the sale, exchange or other disposition of ordinary shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. However, pursuant to the Treaty, such gain or loss may be foreign source in certain circumstances. See "U.S.-Israel Tax Treaty". U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of ordinary shares.

Passive Foreign Investment Company

A "passive foreign investment company" ("PFIC") is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. We believe that it is not and has not been a PFIC for United States federal income tax purposes, and we expect that it will not become a PFIC. If we were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of our income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain "excess distributions" (defined to include gain on the sale of ordinary shares). In addition, if we are a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

Backup Withholding and Information Reporting

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and "backup withholding" at a rate currently equal to 28% on cash payments in the United States of dividends on, and the proceeds of disposition of, ordinary shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder's federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

F.    Dividends and Paying Agent

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

          We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 60 days after the end of such quarter.

          You may read and copy any document we file or furnish with the SEC at reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

I.  Subsidiary Information

Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Information about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from investments without significantly increasing risk. Some of the securities in which we may invest may be subject to market risk. This means that a change in prevailing interest rates and foreign currency rates against the NIS may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including U.S. dollars, NIS bank deposits, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

Our financial market risk includes risks related to international operations and related foreign currencies. We anticipate that sales outside of North America will continue to account for a significant portion of our consolidated revenue in 2005. To date, most of our sales have been valued in dollars. In future periods, we expect our sales to be principally valued in dollars, eliminating foreign currency exchange risk.

We value expenses of some of our international operations, such as Israel and Hong Kong, in each country's local currency and therefore are subject to foreign currency exchange risk. However, through December 31, 2004, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates, although we have incurred a loss of $98,000 in the year ended December 31, 2004 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel or Hong Kong that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

Our exposure to market risks for changes in interest rates relates primarily to our credit facility. At December 31, 2004, our financial market risk related to this debt was immaterial. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

ITEM 12. Description of Securities Other than Equity Securities..

Not applicable.
PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

A.	None.

B.	None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	None.

B.	None.

C.	Not applicable.

D.	No changes.

E.	None.

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on our evaluation, which was performed under the supervision and with the participation of our management including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that the Corporation’s disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e) of the Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report are adequate and effective. The CEO and CFO have indicated that there have been no significant changes in the internal controls or other factors that could significantly affect internal controls subsequent to the above-mentioned evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls. Accordingly, no corrective actions were required or undertaken. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 20-F for the fiscal year ended December 31, 2006, we will be required to furnish a report by management on our internal control over financial reporting, which report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls.

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Michal Brikman, who chairs our audit committee, is an “audit committee financial expert.” Ms. Brikman is an independent director under Nasdaq Market Place Rule 4200(a)(15).

ITEM 16B. Code of Ethics

Our board of directors adopted a code of ethics that applies to our chief executive officer, chief financial officer, director of finance, controller, and other persons performing similar functions a copy of which is filed as Exhibit 11.1 to this Annual Report. A copy of our code of ethics will be provided, without charge, upon written request of any person delivered as follows: 3 Tidhar St. Ra’anana P.O.B. 2094, Israel 43665.

ITEM 16C. Principal Accountant Fees and Services

The following table presents the fees paid to our external auditors for professional services rendered in the years ended December 31, 2004 and 2003:

	2004	2003
Audit Fees	45,000	50,000
Audit-Related Fees	5,000	-
Tax Fees	20,000	13,000
All Other Fees	134,000	41,000
Total	204,000	104,000

Pre-Approval Policies for Non-Audit Services

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent auditors. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent auditors during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

SUPERCOM LTD.

We have audited the accompanying consolidated balance sheets of Supercom Ltd. (the "Company") and it's subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of "Supercom Asia Pacific Limited" a subsidiary, whose assets included in the consolidation constituted approximately 5% and 5.3% of total consolidated assets as of December 31, 2003 and 2004, respectively, and whose revenues included in the consolidation constituted approximately 33%, 28.5%, and 24% of total consolidated revenues for the years ended December 31, 2002, 2003 and 2004, respectively. The financial statements of this subsidiary were audited by other independent auditors, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of this company, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co. Certified Public Accountants (Isr.)

Tel-Aviv, ISRAEL
June 30, 2005

Report of Independent Auditors

To the Board of Directors of
SuperCom Asia Pacific Limited

We have audited the accompanying balance sheets of SuperCom Asia Pacific Limited (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo & Company

Hong Kong, February 4, 2005

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

INDEX

Page

Consolidated Balance Sheets	73 - 74

Consolidated Statements of Operations	75

Statements of Changes in Shareholders' Equity	76

Consolidated Statements of Cash Flows	77 - 78

Notes to Consolidated Financial Statements	79 - 109

- - - - - - - - - - - - - - - - - - - - -

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,729	$2,894
Restricted cash deposits	1,363	1,129
Short-term deposit	697	353
Marketable debt securities	117	-
Trade receivables (net of allowance for doubtful accounts of $ 3,333 and $ 3,347 as of December 31, 2003 and 2004, respectively)	1,808	1,463
Other accounts receivable and prepaid expenses	931	1,250
Inventories	3,236	2,165

Total current assets	9,881	9,254

INVESTMENTS AND LONG-TERM RECEIVABLES:
Long-term trade receivables	364	247
Investment in an affiliated company	275	275
Severance pay fund	333	428

Total long-term investments	972	950

PROPERTY AND EQUIPMENT, NET	1,676	3,641

INTANGIBLE ASSETS	156	93

Totalassets	$12,685	$13,938

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands, except share data

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$2,131	$1,022
Trade payables	1,166	1,135
Employees and payroll accruals	331	357
Accrued expenses and other liabilities	822	1,745

Total current liabilities	4,450	4,259

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	187	-
Accrued severance pay	436	564

Total long-term liabilities	623	564

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital: Ordinary shares of NIS 0.01 par value -
Authorized: 26,500,000 shares as of December 31, 2003 and 2004;
Issued and outstanding: 12,906, 872 and 17,703,199 shares as of December 31, 2003 and 2004, respectively	40	51
Additional paid-in capital	25,814	29,094
Deferred stock compensation	-	(59)
Receipt on account of shares	-	143
Accumulated deficit	(18,242)	(20,114)

Total shareholders' equity	7,612	9,115

Total liabilities and shareholders' equity	$12,685	$13,938

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

 U.S. dollars in thousands, except share data

	Year ended December 31,
	2002	2003	2004

Revenues	$8,027	$7,244	$7,344
Cost of revenues	1,830	3,102	3,730

Gross profit	6,197	4,142	3,614

Operating expenses:
Research and development	1,334	918	845
Selling and marketing	2,828	3,026	2,445
General and administrative	1,988	1,829	1,955

Total operating expenses	6,150	5,773	5,245

Operating income (loss)	47	(1,631)	(1,631)
Financial expenses, net	(35)	(233)	(214)
Other income (expenses), net	6,203	(83)	(27)

Income (loss) before income taxes	6,215	(1,947)	(1,872)
Share in losses of affiliates and impairment of investment in an affiliated company, net of taxes	(38)	(48)	-

Net income (loss) from continuing operations	6,177	(1,995)	(1,872)

Loss from discontinued operations, net	(427)	-	-

Net income (loss)	$5,750	$(1,995)	$(1,872)

Net earnings (loss) per share:

Basic and diluted earnings (loss) from continuing operations	$0.49	$(0.15)	$(0.13)

Basic and diluted loss from discontinued operations	$(0.04)	$-	$-

Basic and diluted net earnings (loss) per share	$0.45	$(0.15)	$(0.13)

Weighted average number of Ordinary shares outstanding	12,706,339	12,718,426	14,590,346

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share amount

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Receipt on account of shares	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2002	12,706,339	40	25,949	(245)	116	(21,997)	$-		3,863
Forfeiture of stock options held by Inksure's employees	-	-	(219)	219	-	-	-		-
Other comprehensive income:
Functional currency adjustment due to sale of Inksure	-	-	-	-	(116)	-	-	(116)	(116)
Net income	-	-	-	-	-	5,750	-	5,750	5,750
Total comprehensive income								5,634

Balance as of December 31, 2002	12,706,339	40	25,730	(26)	-	(16,247)	-		9,497
Exercise of stock options	200,533	*) -	84	-	-	-	-		84
Amortization of stock compensation	-	-	-	26	-	-	-		26
Net loss	-	-	-	-	-	(1,995)	-	(1,995)	(1,995)
Total comprehensive loss								(1,995)
Balance as of December 31, 2003	12,906,872	40	25,814	-	-	(18,242)	-		7,612

Deferred stock compensation	-	-	68	(68)	-	-	-		-
Conversion of loan to ordinary shares, net	60,000	1	24	-	-	-	-		25
Issuance of shares in a private placement, net	4,029,415	9	2,451	-	-	-	-		2,460
Exercise of warrant	706,912	1	737	-	-	-	-		738
Receipt on account of share to be allotted	-	-	-	-	-	-	143		143
Amortization of stock compensation	-	-	-	9	-	-	-		9
Net loss	-	-	-	-	-	(1,872)	-	(1,872)	(1,872)
Total comprehensive loss								(1,872)
Balance as of December 31, 2004	17,703,199	51	29,094	(59)	$-	(20,114)	143		9,115

*)	Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands
	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	$5,750	$(1,995)	$(1,872)
Loss from discontinued operations	427	-	-

Net income (loss) from continuing operations	6,177	(1,995)	(1,872)

Adjustments to reconcile net income / loss to net cash used in operating activities:
Depreciation and amortization	442	371	338
Share in losses of affiliates	38	-	-
Accrued severance pay	(6)	74	128
Amortization of deferred stock compensation	-	26	9
Decline in market value below cost of marketable debt securities	-	52	7
Decrease (increase) in trade receivables	(2,061)	30	(398)
Increase in other accounts receivable and prepaid expenses	(244)	(239)	(403)
Decrease (Increase) in inventories	(217)	(92)	814
Increase (decrease) in trade payables	(330)	450	(31)
Decrease in employees and payroll accruals	(275)	73	51
Increase (decrease) in accrued expenses and other liabilities	881	(912)	747
Loss on sale of property and equipment	209	5	1
Accumulated interest on marketable debt securities	(1)	-	-
Gain on issuance of subsidiary’s shares and sale of subsidiary's shares	(6,423)	-	-
Accumulated interest on long-term loan	-	2	-
Write-off of investment in an affiliate	-	48	-

Net cash used in operating activities	(1,810)	(2,107)	(609)

Adjustments to reconcile net loss to net cash used in operating activities from discontinued operations	375	-	-
Net cash used in operating activities from discontinued operations	(52)	-	-

Net cash used in operating activities of continuing operations	(1,862)	(2,107)	(609)

Cash flows from investing activities:
Proceeds from sale of property and equipment	14	2	1
Purchase of property and equipment	(73)	(87)	(1,088)
Increase in severance pay fund	(14)	(45)	(95)
Proceeds from (investments in) restricted cash deposits, net	(319)	(1,044)	234
Proceeds from disposal of (investments in) short term deposits, net	100	(697)	344
Proceeds from sale of subsidiary and issuance of shares in a subsidiary	6,212	-	-
Investment in marketable debt securities	(908)	-	-
Proceeds from maturity of marketable debt securities	362	440	110
Realization of investment in a subsidiary	(58)	-	-
Acquisition of intangible assets	-	(70)	(37)

Net cash provided by (used in) investing activities	5,316	(1,501)	(531)

Cash flows from financing activities:
Short-term bank credit, net	(192)	1,196	(1,122)
Issuance of share capital through a private placement, net of issuance costs	-	-	3,517
Proceed from exercise of options	-	-	84

Long-term loan received	850	250	400
Principal repayment of long-term loan	(64)	(410)	(574)

Net cash provided by (used in) financing activities from discontinued operations	(20)	-	-

Net cash provided by financing activities	574	1,036	2,305

Increase (decrease) in cash and cash equivalents	4,028	(2,572)	1,165
Less - increase (decrease) in cash and cash equivalents from discontinued operations	(1)	-	-
Cash and cash equivalents at the beginning of the year	274	4,301	1,729

Cash and cash equivalents at the end of the year	$4,301	$1,729	$2,894

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004

Supplemental disclosure of non-cash investing and financing activities:

Transfer of inventory to property and equipment	$789	$-	$1,117
Transfer of trade receivable to inventory	$-	$-	$860
Conversion of loan to ordinary shares	$-	$-	$25
Receivables on account of shares	$-	$84	$-
Accrued issuance costs	$-	$-	$176

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$60	$135	$128

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
SuperCom Ltd. ("the Company") was established in 1988 in Israel and has been listed for trade since October 23, 2003 on the Euronext Brussels stock market, under the symbol “SUP” (see Note 17b). Since November 5, 2004 the Company’s ordinary shares have also been trading on the OTC Bulletin Board market under the symbol "SPCBF.OB".

The Company is a technology integrator and provider of high-end smartcard systems. The Company functions as a "one-stop" technological integration and support source for system integrators, utilizing its know-how and technologies. The Company is also a developer and provider of a wide-range of complementary technologies and solutions for the smartcard market. The Company develops and markets innovative and customizable smartcards, smartcard-related products, proprietary smartcard production technologies and advanced identification technologies, complemented by brand protection and authentication technologies. The Company also sells specially designed kits containing the raw materials necessary to produce cards and smartcards.

The Company sells its products through centralized marketing offices in distinct world regions. The Company has a wholly-owned (100%) subsidiary in Hong-Kong, SuperCom Asia Pacific Limited; and another wholly- owned (100%) subsidiary in the United States, SuperCom Inc. that was established by the Company during 2003 in order to market commercial and governmental contactless smart cards and readers in the United States.

b.	Concentration of risk that may have a significant impact on the Company:

The Company derived most of its revenues from several major customers (see Note 15).

The Company purchases certain raw materials used in its products from a sole supplier. Although there are only a limited number of manufacturers of those particular raw materials, management believes that other suppliers could provide similar components on comparable terms without affecting operating results.

c.	Sale of Inksure Technologies Inc.:

During 2002, the Company divested, (through several different transactions) its entire investment in InkSure Technologies Inc. (a former subsidiary), for a net proceed of $ 6,212.
The Company recorded a capital gain in an amount of $ 6,423 as a result of the transactions.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

d.	Discontinued operations:

In December 2002, the Company discontinued the operations of two of its subsidiaries, ("Genodous Inc." and "Kromotek, Inc.") and disposed of all assets related to them. The operations and cash flows of those two subsidiaries have been eliminated from the operations of the Company. The Company has no intention of continuing the activities of the subsidiaries. The Company discontinued the operations of the subsidiaries involved through (i) termination of all employees related to those subsidiaries, including payment of all statutory and contractual severance payments, by the end of the fourth quarter of 2002, and (ii) disposal of the equipment.

The discontinuance of operations of the subsidiaries was accounted for in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144").

As a result of the above, the results of operations of the two subsidiaries were reported separately as discontinued operations in the statement of operations for the years ended December 31, 2002, 2003 and 2004, respectively, and are summarized as follows:

	Year ended December 31,
	2002	2003	2004

Revenues	$-	$-	$-

Operating expenses:
Research and development	132	-	-
Selling and marketing, net	46	-	-
General and administrative	-	-	-

Total operating loss	178	-	-
Financial income	-	-	-
Other expenses	249	-	-

Net loss	$427	$-	$-

e.	During 2003, Company Management decided to increase its allowance for doubtful accounts in an aggregate amount of $ 2,133, due to the debt of the Ukraine Government. (see Note 11c(4))

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US G.A.A.P”)

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries are received in U.S. dollars. In addition, a substantial portion of the costs of the Company and its subsidiaries are incurred in dollars.

Company management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation" (“SFAS No 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

Through 1999, the financial statements of a subsidiary, whose functional currency was other than the U.S. dollar, were translated into U.S. dollars, in accordance with SFAS No 52. All balance sheet accounts were translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts were translated using the average exchange rate prevailing during the year. The resulting aggregate translation adjustments were reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Starting January 1, 2000, the U.S. dollar became the functional currency of the subsidiary.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (unless the minority shareholders have certain approval or veto rights) in Israel, the United States and Hong-Kong. Material intercompany transactions and balances were eliminated upon consolidation. Material profits from intercompany sales, not yet realized outside the group, were also eliminated.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

The Company considers short term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

e.	Restricted cash:

Restricted cash is invested in certificates of deposit, which mature within one year, and is used to secure agreements with a customer or a bank.

f.	Short-term deposits:

The Company classifies deposits with maturities of more than three months and less than one year as short-term deposits. The short-term deposits are presented at cost.

g.	Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held to maturity securities are stated at amortized cost. The amortized cost of such securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion, decline in value judged to be other than temporary and interest are included in financial income, net.

According to Staff Accounting Bulletin No. 59 ("SAB 59"), management is required to evaluate, each period, whether a security's decline in value is other than temporary. The Company considers fair value below cost for two consecutive quarters to be other than a temporary impairment.

Due to a permanent decline in the value of marketable debt securities, the Company recorded an impairment of its investments in those securities. (See Note 3).

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw materials, parts and supplies - using the moving "average cost" method.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Work-in-progress and finished products - on the basis of direct manufacturing costs, with the addition of allocable, indirect manufacturing costs.

i.	Investment in an affiliated company and majority owned subsidiary:

The investment in a company, over which the Company can exercise significant influence over operating and financial policies of the investee (generally, entities in which the Company holds 20% to 50% of ownership or voting rights), is presented using the equity method of accounting in accordance with Accounting Principle Bulletin No 18 “The Equity Method of Accounting for Investments in Common Stock”.

The investment in a majority-owned company is presented using the equity method of accounting due to substantive participation rights held by the minority, which impacts the Company ability to exert control over the subsidiary. (See Note 6).

j.	Property and equipment:

Property and equipment (including self construction equipment) are stated at cost, net of accumulated depreciation. Self-construction equipment cost represents the incremental direct costs that are identifiable with, and related to, the construction and installation of the equipment and that are necessary to get it ready for its intended use. Those costs include amounts paid to outside contractors and payroll-related costs of employees that are engaged in the construction and installation of the equipment.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long lives assets and intangible assets:

The Company's long-lived assets and certain identifiable intangibles assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

l.	Accrued severance pay:

The liabilities of the Company for severance pay are calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's commitment for all its employees is fully covered by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $88, $153 and $35, respectively.

m.	Intangible assets:

Intangible assets acquired on or after July 1, 2001, are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142.

n.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, training and installation. The sale of products involves the sale of the Smartcard System and raw materials. The Company sells its products through centralized marketing offices in distinct world regions.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Product sales of smartcard systems, contactless smart card Production Line 1000 (SPPL 1000) and raw materials are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company does not provide a right of return to its customers.

Based on past experience, the Company does not provide for warranty costs when revenue is recognized.

The Company applied the provisions of EITF Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables" for multiple element arrangements entered into after June 15, 2003. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted as a separate unit when it provides the customer value on a stand-alone basis and there is objective evidence of the fair value of the related unit.

Maintenance and support revenues included in multiple-element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement For these multiple element arrangements, the Company accounts for each unit of the contract (maintenance, support and services) as a separate unit when each unit provides value to the customer on a stand-alone basis and there is objective evidence of the fair value of the stand-alone unit.

The Company is entitled to royalties upon the sales of smartcard systems. Such royalties are recognized when the sales are reported to the Company.

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

The Company recognizes certain long-term contract revenue, in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts”.

Pursuant to SOP 81-1, revenue from these contracts is recognized under the percentage of completion method. The Company measures the percentage of completion based on output criteria, such as contract milestones or number of units shipped, as stipulated in each contract.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2004, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate, as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the abovementioned conditions, the Company utilizes zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient preciseness.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

o.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

p.	Research and development costs:

SmartCard systems research and development costs are expensed as incurred.

Research and development costs incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or a working model.

Capitalized software development costs are amortized on a product-by-product basis commencing with general product release by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three years).

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2004

q.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable debt securities and trade receivables. The Company's trade receivables are derived from sales to customers located primarily in Europe (including Eastern Europe), South-East Asia, England, Turkey, the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

Cash and cash equivalents, restricted cash deposits and marketable debt securities are deposited with major banks in Israel, Hong-Kong and the United States. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable debt securities include investments in securities of U.S. corporations. Minimal credit risk exists with respect to these marketable debt securities.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential stock options outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

All outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per share since the Company reported losses for the years 2004 and 2003 and since the inclusion of the shares upon the assumed exercise of employee stock options for the year 2002 is anti-dilutive. The number of outstanding options and warrants were 880,712, 1,534,514 and 5,082,763, for the years ended December 31, 2002, 2003 and 2004, respectively.

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining their fair value disclosures for financial instruments:

At December 31, 2004 and 2003, the carrying amounts of cash and cash equivalents, restricted cash deposits, short-term deposits, current trade receivables, other accounts receivable, trade payables, short-term bank credit and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The fair value for marketable securities is based on quoted market prices.
The carrying amount of the Company's long-term loan approximates its fair value. The fair value was estimated using discounted cash flows analyses, using current interest rates for loans or similar terms and maturities.

u.	Accounting for stock-based compensation:

The Company accounts for its employee stock option plans using the intrinsic value-based method of accounting prescribed by APB 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the compensation is measured as the excess of the market price of the underlying stock over the exercise price on the date of grant, if any. Such compensation is amortized over the vesting period.

Under Statement of Financial Accounting Standard No. 123 Accounting for Stock-based Compensation (“SFAS No 123”), pro forma information regarding net income and income per share is required, and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No. 123.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2003 and 2004: risk-free interest rate of 6.2%, 8.4% and 4.2%, respectively, with a dividend yielded of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.403, 1.499 and 1.139, respectively, and a weighted-average expected life of the option of five years for each year.

The following table summarizes relevant information as to reported results under the Company's intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation," had been applied:

Pro forma information under SFAS 123:

	Year ended December 31,
	2002	2003	2004
Net income (loss) from continuing operations as reported	$6,177	$(1,995)	$(1,872)
Deduct: Stock based compensation expenses determined under fair value based method	256	280	766
Add: stock based compensation expenses included in reported net income (loss)	-	26	9
Pro forma net income (loss) from continuing operations	$5,921	$(2,249)	$(2,629)
Basic and diluted net earnings (loss) per share from continuing operations as reported	$0.49	$(0.15)	$(0.13)
Pro forma basic and diluted net earnings (loss) from continuing operations	$0.47	$(0.17)	$(0.18)

Net loss from discontinuing operations as reported	$(427)	$-	$-
Deduct: Stock based compensation expenses determined under fair value based method	-	-	-
Add: stock based compensation expenses included in reported net income (loss)	-	-	-

Pro forma net loss from discontinuing operations	$(427)	$-	$-
Pro forma basic and diluted loss from discontinuing operations	$(0.04)	$-	$-

Net income (loss) as reported	$5,750	$(1,995)	$(1,872)
Deduct: Stock based compensation expenses determined under fair value based method	256	280	766
Add: stock based compensation expenses included in reported net income (loss)	-	26	9

Pro forma net income (loss)	$5,494	$(2,249)	$(2,629)
Basic and diluted net earnings (loss) per share as reported	$0.45	$(0.15)	$(0.13)

Pro forma basic and diluted loss per share	$0.43	$(0.17)	$(0.18)

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applied SFAS 123 and Emerging Issue Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or services” (EITF No. 96-18) with respect to options issued to non-employees.

v.	Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 48, $ 58 and $ 10, respectively.

w.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

x.	Recently issued accounting pronouncements:

In March 2004, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method.

In September 2004, the FASB delayed the accounting provisions of EITF 03-01, but the disclosure requirements remained effective. During the period of the delay, the current authoritative literature should be applied regarding “other than temporary” impairments.
The company does not expect the adoption of recognition and measurement guidance of EITF 03-01 in future periods to have material impact on its results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

is permitted. The Company believes that FAS 151, when adopted, will not have a significant impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS No. 123, “Accounting for Stock Based Compensation (SFAS 123). Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of SFAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for calendar year companies. Early adoption of SFAS 123R is encouraged. SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but it also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

The Company currently expects to adopt SFAS 123R effective January 1, 2006;

However, the adoption of SFAS 123R could have a material impact on the amount of earnings the Company reports in fiscal 2006. The Company has not yet determined the specific impact that adoption of this standard will have on its financial position or results of operations

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. SFAS 153 amends APB opinion No. 29, “Acounting for nonmonetary Transactions”. SFAS 153 eliminates the APB 29 exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for nonmonetary asset exchanges accruing in fiscal periods beginning after June 15, 2005 (which is third quarter of 2005 for the Company), and the provisions of this statement shall be applied prospectively. Earlier application is permitted. The Company does not expect the adoption of SFAS 153 to have a material effect on the Company’s financial statements or its results of operations.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE DEBT SECURITIES

The following is a summary of held-to-maturity debt securities:

	Amortized cost		Unrealized gains (losses)		Estimated fair value
	2003	2004	2003	2004	2003	2004

Corporate obligations	$117	$-	$(12)	$-	$105	$-

All marketable debt securities were matured by January 15, 2004. During 2003, due to a permanent decline in value for some of the securities, the Company recorded an impairment of its investment in those securities. The impairment was in the amount of $ 52.

NOTE 4:-	OTHER ACCOUNT RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2004

Prepaid expenses	$378	$773
Authorities	79	192
Advance payment to suppliers	96	-
Others	378	285

	$931	$1,250

NOTE 5:-	INVENTORIES

	December 31,
	2003	2004

Raw materials, parts and supplies	$1,662	$1,305
Finished products	1,574	860

	$3,236	$2,165

During 2004, the Company reclassified the cost of the goods that were sold to the Ministry of Ukraine from trade receivable to inventory (see Note 11c(4)).

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 6:-	INVESTMENT IN AFFILIATES AND OTHERS

a.
During 2004, the Company sold its entire holding (40%) in an affiliate company for an amount of $0.001. The affiliate company served as a regional marketing office responsible for marketing in the former Soviet territories (excluding the Ukraine and Moldavia). During 2003, the affiliate company downsized all of its operations, and the Company decided to write-off its entire investment in the affiliate company in the amount of $ 48.

b.	In December 1997, the Company established SuperCom Slovakia in equal parts with another investor as a result of a transaction with the Ministry of Interior of the Slovak Republic.

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted to the third party a loan in the amount of $275, bearing interest of 0.7% per month for any amounts outstanding. This interest is compounded to the outstanding principal of the loan and will be repaid under the same conditions of the loan.

The third party has an option to buy back 16% of the shares, for $1, subsequent to repayment of the loan to the Company.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares. The Company has accounted for this investment using the equity method of accounting, due to the minority interest substantive participation rights, which impacts the Company ability to exert control over the subsidiary. (See also Note 11c(1)).

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2003	2004
Cost:
Computers and peripheral equipment	$2,281	$4,380
Office furniture and equipment	408	471
Leasehold improvements	1,107	1,147

	3,796	5,998
Accumulated depreciation:
Computers and peripheral equipment	1,412	1,547
Office furniture and equipment	192	218
Leasehold improvements	516	592

	2,120	2,357

Depreciated cost	$1,676	$3,641

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were $ 442, $ 284 and $ 238, respectively.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 8:-	INTANGIBLE ASSETS

On November 17, 2003, the Company purchased 20% of the remaining shares of SuperCom Asia Pacific from the minority in consideration of $ 70.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the consideration of $ 70 was attributed to customer-related intangible assets that will be amortized based on is estimated useful life which, according to management, was determined to be five years.

	December 31,
	2003	2004

Customer-related intangible assets	$70	$56
Capitalized software production costs, net (see Note 2n)	86	-
Patent - registration expenses	-	37

	$156	$93

Amortization of intangible assets amounted to $ 0, $ 87 and $ 100 for the years ended December 2002, 2003 and 2004, respectively.

NOTE 9:-	BANK CREDIT

a.
As of December 31, 2004, the Company had credit lines from several banks in an aggregate amount of $ 1,238 (including current maturities of long-term credit lines in an amount of $ 454), of which $ 751 is denominated in NIS and bears interest at a rate of Prime, plus an additional 1% - 2.5%, and $ 487 is denominated in dollars and bears interest at a rate of LIBOR plus 2.5% -3.2%. (As of December 31, 2004, the rate of the LIBOR was 2.41%)

The weighted average interest rate on the credit lines as of December 31, 2003 and 2004 was approximately 6.8% and approximately 5.7%, respectively.

The Company had an unused credit facility in an amount of approximately $ 16 as of December 31, 2004 (there is no fee for the unused portion of the credit facility).

b.	Long-term loans:
	December 31,
	2003	2004

Banks	$628	$454
Less - current maturities of long-term loans	441	454

	$187	$-

The loans bear annual average interest at a rate of LIBOR + 2.8%.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES
	December 31,
	2003	2004

Customer advances	$166	$1,162
Deferred revenues	437	180
Accrued expenses	171	397
Other	48	6

	$822	$1,745

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2006.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2005	$270
2006	67

$337

Rent expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $ 414, $ 312 and $ 387, respectively.
See also Note 19e - subsequent events.

b.	Guarantees and liens:

1.
The Company issued bank guarantees in an amount of $ 60, in order to secure the Company's lease and, as a condition for those guarantees, the Company deposited $ 60 with the bank. The Company provided bank guarantees in an amount of $ 99, in order to secure other obligations.

2.
In order to secure bank credit and covenants to the bank, the Company mortgaged its deposits in an amount of $ 189 in Israel Discount Bank Ltd. in favor of the bank, an amount of $ 261 in favor of Bank Otsar Ha-Hayal Ltd. and an amount of $ 499 in the Bank of Jerusalem

3.	In order to secure an agreement with a customer, the Company provided bank guarantees in an amount of $ 78 which was deposited by the Company in the bank.

4.	The Company has a permanent mortgage in favor of Bank Otsar Ha-Hayal Ltd. on the funds and rights that are generated from Intercomsoft Ltd. See also Note 19(d).

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation:

1.
On January 19, 2000, SuperCom Slovakia, a 66%-owned subsidiary of the Company, filed a claim against the Ministry of Interior of the Republic of Slovakia for breach of the agreement in respect of delivery of technology, co-operation and services. The Company requests performance of the agreement. On October 30, 2003, the arbitration procedure was finalized and the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia an amount of SKK 80,000,000 (approximately US$ 2,807 as of December 31, 2004) plus an average interest rate of 16.4% from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in an amount of € 42,716 (approximately $ 58 as of December 31, 2004) and SuperCom Slovakia's legal fees in an amount of € 63,611 (approximately $ 87 as of December 31, 2004). The Ministry of Interior of the Slovak Republic filed a claim to the Commercial Court in Vienna, Austria, on 10 February 2004 whereby it challenged the Arbitral Award and requested to set aside the Award. According to the legal advisor of the Company, the reasons for such a challenge are strictly limited under Austrian law. Thus such proceeding on a challenge is not the equivalent of an appeal against a court judgment. Furthermore, the statement of claim itself has no effect on the validity of the Arbitral Award. Only if the Austrian court renders a final and enforceable judgment whereby the Arbitral Award is set aside would the validity of Arbitral Award cease.

2.
On December 16, 1999, Secu-Systems filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and InkSure Ltd. (a former subsidiary) seeking a permanent injunction and damages. The plaintiff asserted in its suit that the printing method applied to certain products that have been developed by InkSure Ltd. constitutes inter alia: (a) the breach of a confidentiality agreement between the plaintiff and the Company; (b) unjust enrichment of the Company and InkSure Ltd; (c) a breach of fiduciary duties owed to the plaintiff by the Company and InkSure Ltd., and (d) a tort of misappropriation of trade secrets and damage to plaintiff's property. Based on such allegations, Secu-Systems asked the court to order the Company and InkSure Ltd. to: (i) cease any activity which involves the plaintiff's confidential information; (ii) furnish the plaintiff with a certified report detailing all profits derived by the Company and InkSure Ltd from such activity; (iii) pay the plaintiff an amount equal to all such profits, and (iv) pay the plaintiff additional liquidated damages in the amount of NIS 100,000 (approximately $ 23 as of December 31, 2004). Alternatively, the plaintiff asked the court to declare that the above-mentioned products are jointly owned, in equal shares by the plaintiff and InkSure and that the plaintiff is entitled to 50% of all profits derived therefrom.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Based upon the facts known to the Company and those provided by InkShure Ltd., as well as the advice of the Company's legal advisors which is based, inter-alia, on said facts, Company Management is of the opinion that the prospects are favorable that the court will not grant the permanent injunction or award damages of a substantial amount in connection with the litigation. Accordingly, Company Management did not provide for such potential liability.

3.
On July 14, 2003, Mr. Yaacov Pedhatzur, an Israeli citizen, filed a lawsuit against the Company with the Magistrate Court in Tel Aviv, Israel. The plaintiff claims that SuperCom owes him commission on transactions between SuperCom and certain third parties and he asks the court to order SuperCom to furnish the plaintiff with a report on transactions made with such third parties. Subject to such report, the plaintiff has set the amount of the lawsuit against us at NIS 250,000 (approximately $ 58 as of December 31), in commissions allegedly due for his part in establishing business connections for the Company in Eastern Asia during the years 1993-1998.  The Company is contesting this claim.

Company Management and its legal advisors cannot assess at this stage the outcome of this claim. Accordingly, Management did not provide for such potential liability.

4.
In April 2004, The Company was informed by the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (“Arbitration Court”) that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a statement of claim to declare the Contract No. 10/82, dated April 9, 2002 between SuperCom and the Ministry of Internal Affairs of Ukraine as void due to defaults in the tender proceedings under which the Contract had been awarded to SuperCom. On July 22, 2004 the Company was informed by the law firm representing us in the arbitration proceedings that on July 19, 2004, the Arbitration Court issued a negative award declaring the Contract as void. The Company strongly believes that the award is wrong due to many defaults that occurred in the arbitration proceedings. On April 27, 2005 the Company challenged the validity of the award in the High Commercial court of Ukraine. In May 2005 the Company was informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a new statement of claim to a restitution of $1,048, paid to the Company by the Department for Resources Supply of the Ministry.

Management, based on its legal advisor, believes that the claim has no merits and intends to vigorously defend the validity of the contract.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the law"):

The Company's production facilities have been granted the status as an "Approved Enterprise", under the law, for three separate investment programs that were approved in July 1992, October 1994 and March 1996.

Since the Company operates more than one approved enterprise and since the Company is not entitled to tax benefits on part of its taxable income that is taxed at the regular corporate tax rate, under the abovementioned law, its effective tax rate will be the result of a weighted combination of the various applicable rates and tax exemptions. The computation is made in respect of income derived from each project, on the basis of formulas specified by law and approvals.

Entitlement to the above benefits is contingent upon the Company’s fulfilling the conditions stipulated by the law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, Management believes that the Company is in compliance with all of the aforementioned conditions.

The tax-exempt profits attributable to the Company's "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than as part of the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track (currently 25% for an "Approved Enterprise"). The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:-	TAXES ON INCOME (Cont.)

The law also grants entitlement to claim accelerated depreciation on buildings, machinery and equipment used by the "Approved Enterprise", during the first five tax years.

Should the Company derive income from sources other than an "Approved Enterprise" during the relevant period of benefits, such income will be taxable at regular corporate tax rate. See Note 12(d).

b.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

c.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

Results of operations for tax purposes are measured in terms of earnings in NIS after adjustments for changes in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the functional currency and the tax bases of assets and liabilities.

d.	Reduction in corporate tax rates:

On June 29, 2004, the Israeli Parliament passed Amendment to the Income Tax Ordinance (No. 140 and Temporary Order) - 2004, gradually reducing the tax rate applicable to the Company, commencing on January 1, 2004, from 35% in 2004 to 30% in 2007.

e.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2003	2004

Operating loss carryforward	$3,130	$3,648
Reserves and allowances	791	798

Net deferred tax asset before valuation allowance	3,921	4,446
Valuation allowance	(3,921)	(4,446)

Net deferred tax asset	$-	$-
Deferred income taxes consist of the following:
Domestic	$3,726	$4,069
Valuation allowance	(3,726)	(4,069)

Foreign	195	377
Valuation allowance	(195)	(377)

	$-	$-

The Company and its subsidiaries have provided valuation allowances of $ 4,446 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets will not be realized in the foreseeable future.

g.	Net operating loss carryforwards, capital loss and loss from marketable securities:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2004, in an amount of approximately $ 14,500, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $ 4,200 which can be carried forward and offset against capital gains and a loss on marketable securities in an amount of $ 300, which may be carried forward and offset against gains on marketable securities for an indefinite period.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:-	TAXES ON INCOME (Cont.)

SuperCom 's subsidiaries in the United States and Hong Kong have estimated total available carryforward tax losses of $ 641 and $ 854, respectively, which are available to offset against future taxable income, if any, in the future for an indefinite period in Hong Kong and expiring in 2024 in the United States.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.	SuperCom Ltd has received final assessment until the year ended December 31, 2001.

i.	Income (loss) from continuing operations before taxes on income consists of the following:

	Year ended December 31,
	2002	2003	2004

Domestic	$5,614	$(1,902)	$(1,446)
Foreign	601	(45)	(426)

	$6,215	$(1,947)	$(1,872)

j.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2002	2003	2004
Income (loss) from continuing operations before taxes on income, as reported in the consolidated statements of operations	$6,215	$(1,947)	$(1,872)

Statutory tax rate in Israel	36%	36%	35%

Theoretical tax expenses (benefit)	$2,237	$(701)	$(655)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	(2,348)	375	525
Differences in Taxes resulting from approved enterprise benefits and from rate applicable to foreign subsidiary and others	111	326	130
Actual income tax	$-	$-	$-

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE13:-	SHARE CAPITAL

a.
On October 23, 2003, the Company transferred the listing of its Ordinary shares to the Euronext Brussels stock market, under the symbol SUP and requested the delisting from NASDAQ Europe following the announcement by NASDAQ Europe that it will be discontinuing its operations by the end of November 2003. The delisting was effected at the close of business on November 27, 2003.

Since November 5, 2004 the Company’s ordinary shares have also been trading on the NASDAQ Over-the-Counter Bulletin Board market. The Company’s stock symbol is "SPCBF.OB".

b.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

c.	Stock options:

1.
On February 14, 1999, the Board of Directors adopted, and the Company shareholders subsequently approved, the 1999 Employee Stock Option Plan, which was amended and restated in March 2002 and November 2003 (the "Option Plan"). The Option Plan is intended to provide incentives to the Company employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. Under the Option Plan, options to purchase an aggregate of up to the number of the Company’s authorized ordinary shares (26,500,000) may, from time to time, be awarded to any employee, officer, director and/or consultant. The Option Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Tax Ordinance or any provision which may amend or replace it and rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Tax Ordinance. Options become exercisable ratably over a period of three to five years, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration, become available for future grants.

On January 26, 2003, at the general meeting, it was resolved to grant an option to acquire up to 50,000 shares of the Company to each of the directors of the Company, who are not outside directors. The exercise price under the terms of such options is $ 0.42 per share.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE13:-	SHARE CAPITAL (Cont.)

It was also approved to grant an option to acquire up to 670,981 shares of the Company ("the Option") to Mr. Eli Rozen in lieu of his rights in respect of the termination of his employment. The exercise price under the terms of the Option is $ 0.42 per share.

On November 13, 2003, the Board of Directors approved to reprice 136,919 options to two senior employees from $ 4.02 per share to $ 0.42. The options vest over five equal portions each over a 12 month period, with the first portion vesting on February 2, 1999. During December 2003, the employees exercised the options.
On October 4, 2004, the Board of Directors approved a grant of options to acquire up to 755,000 shares to certain employees as compensation for their efforts in the process of the private placement. The exercise price under the terms of the Option is $ 0.85 per share.

Regarding options granted to related parties and directors subsequent balance date, see Note 19a.

2.	A summary of the Company's stock option activity, and related information is as follows:

	Year ended December 31
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	543,495	$5.19	880,712	$2.88	1,534,514	$1.17
Granted	443,081	$0.42	1,005,981	$0.42	2,030,000	$1.23
Exercised	-	$-	(200,533)	$0.42	-	$-
Canceled and forfeited	(105,864)	$4.41	(151,646)	$0.72	(212,137)	$5.03
Outstanding at end of year	880,712	$2.88	1,534,514	$1.17	3,352,377	$0.97
Exercisable at end of year	462,655	$4.32	1,113,580	$1.44	1,681,360	$0.58

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $ 0, $ 26 and $ 9 for the years ended December 31, 2002, 2003 and 2004, respectively.

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE13:-	SHARE CAPITAL (Cont.)

Exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price

$ 0.42 - $ 1	2,692,115	8.75	$0.55	1,650,343	$0.50
$ 2 - $ 2.52	640,000	9.02	$2.50	12,000	$2
$ 4.00 - $ 5.62	13,690	3.45	$4.89	12,445	$4.98
$ 9.64	6,572	1.14	$9.64	6,572	$9.64

	3,352,377	8.76	$0.97	1,681,360	$0.58

d.
In 2004, the Company completed private placements of an aggregate of 4,029,415 of its ordinary shares to institutional and private investors at an aggregate purchase price of approximately $3.5 million at a price of $0.85 per share.  In addition, such investors were issued warrants exercisable for five years from the closing date for the purchase of an aggregate of up to 1,611,769 ordinary shares at an exercise price of $1.10 per share.

Additionally, warrants were issued to consultants as follows: 444,706 ordinary shares issuable upon the exercise of warrants having an exercise price of $0.85 per share and 177,882 ordinary shares issuable upon the exercise of warrants having an exercise price of $1.10 per share that were issued to Broadband Capital LLC as a portion of the placement agent fee issued in connection with a private placement completed on September 10, 2004; 75,000 ordinary shares issuable upon the exercise of warrants having an exercise price of $1.10 per share that were issued to Meitav Capital Ltd. as a portion of the placement agent fee issued in connection with a private placement completed on July 15, 2004; and 2,941 ordinary shares issuable upon the exercise of warrants having an exercise price of $1.10 per share that were issued to Max Tech Ltd. as a portion of the placement agent fee issued in connection with a private placement completed on July 15, 2004.

During the forth quarter of 2004, 706,912 warrants were exercised for an aggregate amount of approximately $ 778 and approximately $ 130 was received in respect of shares to be allotted in 2005

e.	In October 2004, as part of a private placement, two consultants received warrants exercisable for five years for the purchase of an aggregate of up to 25,000 and 100,000 ordinary shares at an exercise price of $0.85 per share.

f.	The warrants granted to the consultants as describe in Note 13(d) and (e) above were fully vested on the date of grant. The fair value of the warrants is $ 340 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk free interest of 4.1%, dividend yield of 0, volatility factors of the excepted market price of the Company’s ordinary shares of 0.983, and contractual life of the warrants of 5 years. The Company recorded the issuance costs directly to additional paid in capital.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE13:-	SHARE CAPITAL (Cont.)

g.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 14:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors who is one of the co-founders of the Company.

In consideration of these services, the Company has undertaken to pay $ 10.5 per month plus motor vehicle expenses. In addition the Company pays $ 1.5 per month as a directors fee. During 2002, 2003 and 2004 the Company paid $ 148, $ 147 and $ 144, pursuant to this agreement.

b.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, one of the Company's co-founders and a principal shareholder

In consideration of these services, the Company has undertaken to pay $ 4.6 per month plus motor vehicle expenses. In addition the Company pays $ 1.5 per month as a directors fee. During 2002, 2003 and 2004, the Company paid $ 65, $ 76 and $ 73, pursuant to this agreement.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company has undertaken to pay $ 4.6 per month plus motor vehicle expenses. During 2002, 2003 and 2004, the Company paid $ 78, $ 68 and $ 69, pursuant to this agreement.

d.
On September 1, 2001, the Company entered into an agreement with its 40% affiliate company, pursuant to which the Company agreed to sub-lease office space in the Raanana, Israel facility to CT Card Tech and to provide CT Card Tech with certain additional services in consideration of a monthly payment of $ 1. In November 2003, CT Card Tech surrendered a portion of its office space, which reduced the monthly payment to $ 0.5 and in March 2004 to $ 0, until CT Card Tech surrendered all its office space.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 14:-	RELATED PARTY TRANSACTIONS (Cont.)

e.
During 2002, Avi Landman, one of the Company's co-founders, received $152 as past compensation in connection with salary and social benefits for the period he served as an employee in connection with the termination of his employment agreement.

f.	As of December 31, 2004 the balance of the debts of related parties were $ 31 (net of allowance $22)

g.	See Note 19, subsequent events with related parties.

NOTE 15:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The following is a summary of operations within geographic areas, based on the location of customers and data regarding long-lived assets:

	Year ended December 31,
	2002		2003		2004
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Europe	$5,237	$-	$3,308	$-	$3,218	$-
Asia Pacific	1,942	58	2,067	28	2,433	20
Africa	-	-	536	-	899
United States	581	-	828	1	386	65
Israel	229	1,822	460	1,647	320	3,556
Other	38	-	45	-	88

	$8,027	$1,880	$7,244	$1,676	$7,344	$3,641

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 15:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Summary of operations based on products and services:

	Year ended December 31,
	2002	2003	2004

Raw materials and equipment	$4,879	$4,196	$5,552
SPPL 1000	2,080	2,471	1,210
License fee	446	-	-
Maintenance	622	577	582

	$8,027	$7,244	$7,344
c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2002	2003	2004

Customer A	26%	27%	-

Customer B	19%	16%	22%

Customer C	16%	-	-

Customer D	12%	12%	17%

Customer E	*) -	11%	10%

Customer F	-	-	16%

*) Less than 10%.

NOTE 16:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2002	2003	2004
Financial expenses:

Interest, bank charges and fees	$(119)	$(207)	$(194)
Foreign currency translation	-	(98)	(48)

Total financial expenses	(119)	(305)	(242)
Financial income:

Foreign currency translation	50	-	-
Interest	34	72	28

Total financial income	84	72	28

Net total	$(35)	$(233)	$(214)

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	OTHER INCOME (EXPENSES), NET

Loss on sale of property and equipment, net	$(209)	$(5)	$(1)
Decline in market value of held-to-maturity securities	-	(52)	(7)
Gain on issuance of subsidiary’s shares and sale of subsidiary's shares	6,423	-	-

Other	(11)	(26)	(19)

	$6,203	$(83)	$(27)

NOTE 18:-	SIGNIFICANT EVENT

On October 11, 2004, the Company announced that the United States Government Printing Office (GPO) has informed that the Company’s proposal as a prime contractor for the integration of smart card technology in the US new electronic passports has been accepted for award.  In addition, SuperCom’s proposal as a sub-contractor with a leading American system integrator corporation has also been accepted for award in this project.

On May 5, 2005, the Company announced that the U.S. Government Printing Office (GPO) issued a Notice of Termination for Convenience involving the Company’s participation in the three-phase testing of technology for a new electronic passport. While an earlier termination notice was withdrawn after discussions with the U.S. Government, the Company’s attempts to persuade the Government to withdraw the current termination notice have been unsuccessful to date.  The notice terminates SuperCom’s contract awards for the Electronic Passport Program.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	SUBSEQUENT EVENTS

a.
On January 13 2005, at the general meeting, it was resolved to grant an option to acquire up to 300,000 shares of the Company to Mr. Eli Rozen, the chairman of the board of directors and 50,000 shares of the Company to each of the two directors of the Company, who are not outside directors, Mr. Menachem Meron and Mr. Avi Landman. The exercise price under the terms of such options is $ 0.85 per share. Those options were granted as compensation for their efforts in a private placement during 2004.

b.	On January 13, the general meeting approved the following amendments to the service agreement between the Company and Mr. Avi Landman, dated October 1, 2001:

•	As of the date of the approval of the General Meeting, to increase the consideration set forth in the said agreement to an amount of NIS 30,000 (approximately $ 7 as of December 31, 2004), per month.
•
Upon the termination of the current car leasing period, to upgrade the car provided to Mr. Landman to any car whose leasing price is up to NIS 4,200 (approximately $ 1 as of December 31, 2004), (excluding tax) per month.

•	To grant Mr. Landman a one-time bonus of NIS 130,000 (approximately $ 30 as of December 31, 2004), including VAT.

c.	Subsequent events regarding the GPO project - see Note 18

d.
On March 24, 2005, SuperCom Ltd entered into a termination agreement with Intercomsoft Limited with respect to the Sales Agreement between the parties (relating to the Moldova National Documentation Project), from which the Company has derived revenues of $1,555, $1,184and $1,610 during the fiscal years ended December 31, 2002, 2003 and 2004, respectively. Under the terms of the termination agreement, SuperCom will supply equipment, consumables, and software directly to the Moldovan government. As a result of the termination, the Company does not anticipate any significant changes in its revenues.

e.
On April 18, 2005 the Company signed a contract to lease new offices in Kadima. Those offices will replace the current lease agreement. According to the agreement the lease is for a period of five years commencing on August 1, 2005. The Company has an option to extend the period for five more years. According to the agreement the monthly fee is $ 16.

 ITEM 19.    Exhibits.

1.1*	Memorandum of Association.

1.2*	Articles of Association.

1.3*	Amendment to Articles of Association.

2.1*	Forms of Stock Certificates Representing Ordinary Shares.

4.1*	The SuperCom Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.1(a)**	The SuperCom Ltd. 2003 Israeli Share Option Plan

4.2*	Service Agreement between SuperCom and Avi Schechter, dated July 1, 2002.

4.3*	Employment Agreement between SuperCom and Eyal Tuchman, dated July 1, 2002.

4.4*	Employment Agreement between SuperCom and Eli Basson, dated July 28,1997.

4.5*	Service Agreement between SuperCom and Eli Rozen, dated October 1, 2001.

4.6*	Service Agreement between SuperCom and Avi Landman, dated October 1, 2001.

4.7*	Stock Purchase Agreement between SuperCom and Elad Ink, dated as of March 4, 2002.

4.8*	Stock Purchase Agreement between SuperCom and ICTS BV, dated as of April 29, 2002.

4.9*	Stock Purchase Agreement between SuperCom and ICTS-USA, Inc., dated as of September 27, 2002.

8	List of Subsidiaries of SuperCom Ltd.

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated June 30, 2005.

15.2	Consent of BDO McCabe Lo & Company, independent public accountants, dated June 30, 2005.

__________________________________________
* Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Registration Statement on Form 20-F (File No.: 0-50790 filed on September 14, 2004).
** Previously filed as Exhibit 99.2 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-8 (File No. 333-121231 filed on December 14, 2004).

SIGNATURE

SuperCom Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUPERCOM LTD.

Date: June 30, 2005	/s/ Avi Schechter
By: Avi Schechter
Its: Chief Executive Officer