Form 20-F
period 2005-12-31
SuperCom Ltd.
filed 2006-06-29
CIK 1291855

UNITED STA TES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 000-50790

SUPERCOM LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

Sagid House “Hasharon Industrial Park”
P.O.B 5039, Qadima 60920
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
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,395,064 ordinary shares as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
Yes  ☒    No  ࿠   Not applicable  ࿠

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐             Accelerated filer ☐             Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ☐    No  ☐

ii

TABLE OF CONTENTS
PART I

NOTES REGARDING FORWARD-LOOKING STATEMENTS	i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS	3

ITEM 2. OTHER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3. KEY INFORMATION	3

Selected Financial Data	3
Capitalization and Indebtedness	5
Reasons for the Offer and Use of Proceeds	5
Risk Factors	5

ITEM 4. INFORMATION ON THE CORPORATION	18
History and Development of the Corporation	18
Business Overview	19
Organizational Structure	37
Property, Plants and Equipment	38

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
Operating Results	39
Liquidity and Capital Resources	48
Research and Development	50
Trend Information	51
Off-Balance Sheet Arrangements………………………………………………………………………..	54
Tabular Disclosure of Contractual Arrangements……………………………………………………….	54

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
Directors and Senior Management	54
Compensation	56
Board Practices	57
Employees	59
Share Ownership	60

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61
Major shareholders	61
Related Party Transactions	63
Interests of Experts and Counsel	63

ITEM 8. FINANCIAL INFORMATION	64
Consolidated Statements and Other Financial Information (Audited)	64
Significant Changes	64

i

ITEM 9 THE OFFER AND LISTING	65
Offer and Listing Details	65
Plan of Distribution	66
Markets	66
Selling Shareholders	66
Dilution	66
Expenses of the Issue	66

ITEM 10. ADDITIONAL INFORMATION	66
Share Capital	66
Memorandum and Articles of Association	66
Material Contracts	67
Exchange Controls	67
Taxation	67
Dividends and Paying Agent	74
Statement by Experts	74
Documents on Display	74
Subsidiary Information	74

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74
Quantitative and Qualitative Information about Market Risk	74

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15. CONTROLS AND PROCEDURES	75

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	75

ITEM 16B. CODE OF ETHICS	76

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	76

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	76

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	76

PART III

ITEM 17. FINANCIAL STATEMENTS	76

ITEM 18. FINANCIAL STATEMENTS	76

ITEM 19. EXHIBITS	120

SIGNATURE	121

ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectation concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to, (i) the factors discussed below under “Risk Factors;” (ii) our beliefs regarding our core strengths; (iii) our plans to achieve our strategic objectives and goals, including, without limitation, our plans for marketing our products and proprietary technologies towards achieving a specific market position, our beliefs about our ability to become a key technological player in the secured identification/document market, our intent to leverage our core technologies and know-how to develop markets, our beliefs about the contactless smart card market and our position in that market, our beliefs about the commercial possibilities for our products and our intent to leverage our public sector experience into the commercial sector, our intent to penetrate new markets by leveraging current products and systems to new applications and vertical markets, and our intent to continue to obtain and sell product through strategic alliances and supplier agreements ; (iv) our intent to continue to participate in the government market; (v) our expectations on the effects of competitive pricing on our margins, sales and market share; (vi) our expectations on the effect of our legal proceedings on our results of operations, sales and operating performance including our beliefs about the merit of the Ukrainian Department of Resources claim against us; (vii) our beliefs regarding the fluctuations of our operating results, including our beliefs about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (viii) our expectations about our future payments and revenues (or absence of payments or revenues) from the Ukraine ID Project and from the Moldovan government; (ix) our statements regarding the deployment of our SmartDSMS product in Columbus, Ohio; (X) our beliefs about our competitive position;; (xi) our expectations about the effects of seasonality on our revenues and operating results; (xii) our plans for research and development and future products; (xiii) our beliefs about the markets in which we compete and our competitive position within those markets, including our beliefs about the role the governmental and commercial markets will play in our short and long-term performance; (xiv) our expected revenues from our customer contracts and purchase orders, including, without limitation, from our purchase orders with Moldova, the value of contract for a “Magna” identification system with an African government, the value of our agreement for our automated smart card production system with a European country and our expectations of increased revenues from sales of additional technology and raw materials to such European country, our expectation regarding our new technology of RF tags and our SmartDSMS product. (xv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our beliefs about the role customer services plays in our sales and marketing programs; (xvi) our expectations regarding trends affecting our revenues and our statements regarding the impact of such trends on our operating results and products, including, without limitation, our statements regarding the concentration of revenues in a small number of customers and the mix of our sources of revenues; (xvii) our plans regarding future accounting pronouncements and the impact of such pronouncements, including, without limitation, our intention to adopt the new accounting pronouncement of the Emerging Issues Task Force 03-01, SFAS 151 and SFAS 154, SFAS 155 and SFAS 123R and the anticipated effects the adoption of SFAS 123R may have on our earnings; (xviii) our beliefs about the sufficiency our capital resources and other sources of liquidity to fund our planned operations; (xix) our expectations regarding our recurring revenues and backlog (xx); (xxi) our beliefs about our compliance with the conditions and criteria of the Law for the Encouragement of Capital Investment, 1959 and that we have not be passive foreign investment company for U.S. tax purposes. (xxii) our beliefs about the effects of adopting certain new accounting pronouncements on our financial position and operating results Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Annual Report. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

i

In this Annual Report, all references to "SuperCom" "we," "us" or "our" are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries.

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

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

Currency and Exchange Rates

We incur expenses for our operations in Israel in New Israeli Shekels (“NIS”) and translate these amounts into United States dollars for purposes of reporting consolidated results. On May 31, 2006, the exchange rate between the NIS and the dollar was NIS 4.518= $1. The following table shows for the periods and dates indicated, certain information concerning the representative $ exchange rate for translating NIS as published by the Bank of Israel for the years ended December 31, 2001 through 2005.

	Exchange Rate
Year	At End of Period	Average Rate (1)	High	Low
2001	4.416	4.220	4.416	4.041
2002	4.737	4.736	4.991	4.437
2003	4.379	4.512	4.924	4.283
2004	4.308	4.483	4.634	4.308
2005	4.603	4.503	4.741	4.299

(1)  The average of the exchange rates on the last day of each month during the applicable year.

The following table shows the high and low exchange rates for the previous six months:

Period	High	Low

December 2005	4.662	4.579
January 2006	4.658	4.577
February 2006	4.725	4.664
March 2006	4.717	4.658
April 2006	4.671	4.503
May 2006	4.522	4.428

The following selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2002, 2003 2004 and 2005 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The consolidated selected financial data as of December 31, 2001 and 2002 and for the year ended December 31, 2001 have been derived from other consolidated financial statements prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
YEAR ENDED DECEMBER 31,

Audited
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	*2001	2002	2003	2004	2005
SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	6,889	8,027	7,244	7,344	8,462
Cost of Revenues	2,574	1,830	3,102	3,730	4,293
Inventory write-off	—	—	—	—	287

Gross Profit	4,315	6,197	4,142	3,614	3,882

Operating Expenses:
Research and Development	1,225	1,334	918	845	1,182
Selling and Marketing	4,628	2,828	3,026	2,445	3,003
General and Administrative	3,604	1,988	1,829	1,955	2,968
Restructuring expenses	—	—	—	—	496
Litigation settlement expenses	—	—	—	—	129

Total Operating Expenses	9,457	6,150	5,773	5,245	7,778

Operating Income (Loss)	(5,142)	47	(1,631)	(1,631)	(3,896)
Financial Income (Expenses), Net	123	(35)	(233)	(214)	(25)
OTHER INCOME (EXPENSES), NET	(241)	6,203	(83)	(27)	(30)

Income Loss before Taxes on Income	(5,260)	6,215	(1,947)	(1,872)	(3,951)

Share in Earnings (Loss) of an Affiliated
Company and impairment, Net of taxes	—	(38)	(48)	—	—

Net Income (Loss) from continuing
operations	(5,260)	6,177	(1,995)	(1,872)	(3,951)

Loss from discontinued operations	1,288	(427)	—	—	—

Net income (loss)	$(6,548)	$5,750	$(1,995)	$(1,872)	$(3,951)

PER SHARE DATA:
Basic and Diluted loss from continuing
operations	$(0.42)	$0.49	$(0.15)	$(0.13)	$(0.21)

Basic and Diluted earning (loss) from
Discontinued operations	$(0.1)	$(0.04)	$—	$—	$—
Basic and Diluted earning (loss) per share
	$(0.52)	$0.45	$(0.15)	$(0.13)	$(0.21)
SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	274	4,567	1,729	2,894	2,294
Short term deposit	100	—	697	353	—
Marketable debt securities	--	609	117	--	650
Trade receivables (net of allowance for doubtful
accounts of $ 3,347 and $ 3,397 as of
December 31, 2004 and 2005, respectively)	573	2,202	1,808	1,463	1,053
Inventories	3,777	3,144	3,236	2,165	2,205
Total Current Assets	6,006	11,092	9,881	9,254	8,023
TOTAL ASSETS	8,531	13,756	12,685	13,938	12,276
Total Current Liabilities	4,226	3,468	4,450	4,259	3,218
Accrued Severance Pay	442	362	436	564	616
SHAREHOLDERS’ EQUITY:
TOTAL SHAREHOLDERS' EQUITY 3,863	9,497	7,612	9,115	8,247

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

You should carefully consider the following risks together with the other information in this Annual Report in evaluating our business, financial condition and our prospects. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we consider immaterial may also impair our business operations, financial results and prospects. If any of the following risks actually occur, our business, financial results and prospects could be harmed. In that case, the trading price of our ordinary shares could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and related notes and the Section captioned “Note Regarding Forward-Looking Statements”.

We have a history of operating losses and negative cash flows and may not be profitable in the future.

We have incurred substantial losses and negative cash flows since our inception. We had an accumulated deficit of approximately $24,065,000 at December 31, 2005. We incurred net losses of approximately $3,951,000 and $1,872,000 for the years ended December 31, 2005 and 2004, respectively. We expect to have net operating losses and negative cash flows for the foreseeable future, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

We have partially funded our operations through the issuance of equity securities to investors and may not be able to generate a positive cash flow in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations. We believe that, as of the filling date of this annual report, our current cash and cash equivalents, in addition to our revenues generated from our business operations, will satisfy our operating capital needs for at least the next twelve months based upon our anticipated business activities. However, we may need additional capital even within the next twelve months if we undertake large projects or have a delay in one of our anticipated projects. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.

We depend on a limited number of customers for a substantial portion of our revenue. During the years ended December 31, 2004 and 2003, we derived 65% and 66%, respectively, of our consolidated net revenue for that year from four individual customers. In the year ended December 31, 2005, four of our customers accounted for 66% of our consolidated net revenues as follows: Moldovan Government (see additional information in item 4.B - “Recent Developments”), China Travel Services (CHK) Ltd., African governmental agency and State Enterprise Poligraphic - Ukraine accounted for, 22%, 11%, 23% and 10%, respectively, of our consolidated net revenues. A substantial reduction in sales to, or loss of, any of our significant customers would adversely affect our business unless we were able to replace the revenue we received from those customers, which replacement we may not be able to do. As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Part of our sales are not recurring sales, including our sales in 2005 to African governmental agency and State Enterprise Poligraphic, and quarterly and annual sales levels could fluctuate and sales in any period may not be indicative of sales in future periods.

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

We rely on a limited number of vendors for certain components for the products we are supplying and rely on a single vendor for Teslin®. We do not have any long-term contracts with our suppliers. Any undetected flaws in components or other materials to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts or materials. Even though there are multiple suppliers, we purchase some of our components from a single supplier to take advantage of volume discounts which presents a risk that the components may not be available in the future on commercially reasonable terms or at all. Although we believe that there are additional suppliers for the equipment and supplies that we require, we may not be able to make such alternative arrangement promptly. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage to our business reputation.

Our inability to maintain existing and develop new strategic relationships with primary integrators for governmental secured ID and passport projects could impact our ability to obtain or sell our products, and prevent us from generating revenues.

We obtain and sell many of our products through strategic alliance and supplier agreements in which we act as subcontractors or suppliers to the primary integrator or contractor, including China Travel Service (Holdings) H.K. Ltd. in Hong Kong for the Hong Kong passport project and China Travel Services (CHK) Ltd. for the China re-entry card project.. The loss of any of our existing strategic relationships, or the inability to create new strategic relationships in the future, could adversely affect our ability to develop and sell our products.

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

In addition, U.S. government contracts subjects us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government. Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts, however, could have a material adverse effect on our financial condition.

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

We market and sell some of our products using a network of distributors covering several major world regions, including the United States. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and could be terminated by the distributor. We do not have agreements with all of our distributors., We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

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

Despite the precautions we take, third parties may copy or obtain and use our proprietary technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to defend successfully our industrial or intellectual property rights, we might lose rights to technology that we need to develop our business, which may cause us to lose potential revenues, or we might be required to pay significant license fees for the use of such technology. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. We currently have 5 patent cases. One registered in Israel, 2 pending in Israel, 3 pending in USA, one registered in Honk Kong and one pending in other jurisdictions. Generally, these patents and patent applications relate to our lamination, printing access control and electronic passport technologies

We may not be issued patents based on our patent applications. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us and/or could reduce our ability to compete. In addition, these efforts to protect our intellectual property rights could require us to incur substantial costs even when our efforts are successful.

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

We carry product liability insurance, errors and omissions for high-technology companies insurance and insurance to guard against losses caused by employees' dishonesty. We believe that this insurance coverage is comparable to that of other similar companies in our industry. However, that insurance may not continue to be available to us on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. We do not maintain insurance coverage for employee errors or security breaches, nor do we maintain specific insurance coverage for any interruptions in our business operations. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our business by increasing our costs.

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

Many of the markets that we target for our future growth are small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or profitably as we hope. For example, we are developing smart card products and services for the national government ID market.

Smart card technology has not been widely adopted by national governments, largely due to the cost of the necessary infrastructure and the relatively limited capabilities of previous microchips. We are investing in identification and security networks products and services, but so far we have not deployed our systems on a widespread basis. In 2005, our revenues from the government market totaled approximately $7,519,000 compared to $943,000 from the commercial market. As a general matter, our revenues in the commercial market are derived from sales of products that we adapted to the commercial market from the government market. Although we believe the government market is critical to our success in the short term, we believe that both the government and commercial markets will be critical to our long-term future success. The development of these markets will depend on many factors that are beyond our control, including the factors that are discussed in these Risk Factors. There can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market into the commercial market.

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

The information technology and network security industries are characterized by a high level of employee mobility and the market for technical personnel remains extremely competitive in certain regions, including Israel. This competition means there are fewer highly qualified employees available to hire, the costs of hiring and retaining such personnel are high and highly qualified employees may not remain with us once hired. Furthermore, there may be pressure to provide technical employees with stock options and other equity interests in us, which may dilute our earnings (loss) per share.

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

Generally, all nonexempt male adult citizens and permanent residents of Israel are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances.Currently, Israeli law requires most male Israeli citizens to perform military reserve duty annually until the age of 45. Generally, between five and ten, representing approximately 8% to 17%, of our officers and employees are at any one time obligated to perform annual reserve duty. We believe that a maximum of approximately 17% of our employees at any one time could be called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business, results and financial condition may be adversely affected.

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

We are unlikely to pay dividends in the foreseeable future.

We distributed a cash dividend to our shareholders on one occasion on August 26, 1997 in the aggregate amount of NIS 1 million and prior to that dividends in the form of bonus shares were distributed on two other occasions. We do not expect to declare or pay cash dividends in the foreseeable future and intend to retain future earnings, if any, to finance the growth and development of our business.

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

As of June 12, 2006 23,315,994 ordinary shares were outstanding. In addition, there were a total of 3,442,740 ordinary shares issuable upon exercise of outstanding options. We have issued options to acquire ordinary shares to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. As of June 12, 2006, our existing stock option plan had 965,706 ordinary shares available for future issuance. In December 2004, we filed a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission (the “SEC”) registering (i) 1,000,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 3,494,315 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 643,595 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan. As of June 12, 2006, we have also issued 4,393,747 warrants to acquire ordinary shares to investors and consultants, at various prices, which expire between 2009 to 2011. As of June 12, 2006 warrants to acquire only 1,144,853 ordinary shares had been exercised. In November, 2004, we registered up to 6,341,713 ordinary shares pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission, which include ordinary shares issuable upon exercise of our outstanding warrants. In January 2006, we registered up to 6,791,126 ordinary shares pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission, which include ordinary shares issuable upon exercise of our outstanding warrants.

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

Trading in our ordinary shares will most likely be subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a "penny stock," of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit their market price and the liquidity of our stock.

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

We have a stockholder that is able to exercise substantial influence over us and all matters submitted to our stockholders which may make us difficult to be acquired and less attractive to new investors.

Special Situations Fund III, L.P., or SSF, and its affiliates beneficially own, 5,114,037 of our ordinary shares, representing approximately 21.93% of our outstanding ordinary shares, based on 23,315,994 ordinary shares currently outstanding. In addition, SSF and its affiliates own warrants exercisable for an additional 1,411,290 ordinary shares. Such ownership interest gives SSF and its affiliates substantial influence over the outcome of all matters submitted to our stockholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. In addition, our officers and directors beneficially own a significant amount of our ordinary shares, which may have a similar effect as SSF' ownership of our ordinary shares.

If we trigger either the participation right granted to investors in our recent private placement or the anti-dilution provision contained in our warrants, our stockholders could suffer substantial dilution.

On December 9, 2005, we completed a private placement of 4,919,354 ordinary shares and five-year warrants to purchase 1,721,772 ordinary shares. The investors in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of our capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). Additionally, all of the warrants offered in this private placement contain an anti-dilution mechanism whereby, subject to certain exceptions, the exercise price of the warrants is automatically reduced to the lowest price per share at which the ordinary shares were issued or sold if we issue or sell any ordinary shares at a price per share less than the exercise price of the warrants (a “Trigger Issuance”). However, there is a cap on the number of ordinary shares that may be purchased by any warrant holder pursuant to this anti-dilution mechanism. Each warrant holder may purchase only such number of ordinary shares which would permit such holder to maintain its fully diluted percentage equity ownership at the same level existing prior to the Trigger Issuance (after giving effect to such Trigger Issuance). Accordingly, if we trigger either the participation right granted to the investors in the private placement or the anti-dilution provision contained in the warrants, our stockholders could suffer substantial dilution.

The number of ordinary shares which are available for sale upon exercise of our outstanding warrants and options is significant in relation to our currently outstanding ordinary shares and could cause downward pressure on the market price for our ordinary shares.

The number of ordinary shares registered for resale upon exercise of our outstanding warrants and options is significant in relation to the number of ordinary shares currently outstanding. If those warrantholders or optionholders determine to sell a substantial number of shares into the market at any given time, there may not be sufficient demand in the market to purchase the shares without a decline in the market price for our ordinary shares. Moreover, continuous sales into the market of a number of shares in excess of the typical trading volume for our ordinary shares, or even the availability of such a large number of shares, could depress the trading market for our ordinary shares over an extended period of time.

If persons engage in short sales of our ordinary shares, including sales of shares to be issued upon the exercise of our outstanding warrants and options, the price of our ordinary shares may decline.

Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. In addition, holders of options and warrants will sometimes sell short knowing they can, in effect, cover through the exercise of an option or warrant, thus locking in a profit. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. Further sales of ordinary shares issued upon exercise of our outstanding warrants or options could cause even greater declines in the price of our ordinary shares due to the number of additional shares available in the market upon such exercise or conversion, which could encourage short sales that could further undermine the value of our ordinary shares. You could, therefore, experience a decline in the value of your investment as a result of short sales of our ordinary shares.

Being a foreign private issuer exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

• the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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

ITEM 4.    Information on the Corporation.

A.    History and Development of the Corporation

SuperCom Ltd. was incorporated in Israel, as a company limited by shares, on July 4, 1988 pursuant to the provisions of the then-current Israeli Companies Ordinance. The legislative framework within which we now operate is the Israeli Companies Law, which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the "Companies Ordinance").

SuperCom Ltd. became a publicly-traded company on NASDAQEurope on April 19, 1999. On October 23, 2003, following the closing of the NASDAQEurope stock market, we transferred the listing of our shares to Euronext Brussels stock market under the symbol “SUP”. Since November 5, 2004 our ordinary shares have also traded on the OTC Bulletin Board market under the symbol “SPCBF.OB”.

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

During the period from January 1, 2005 to December 31, 2005, our capital expenditures totaled approximately $315,000 (compared to $1,088,000 during 2004 and $87,000 during 2003), of which approximately $293,000 (compared to $1,017,000 during 2004 and $78,000 during 2003) was expended at or upon SuperCom's facilities in Israel, and approximately $22,000 (compared to $71,000 during 2004 and $9,000 during 2003) was expended upon various facilities of SuperCom's subsidiaries outside Israel. Of these expenditures, approximately $48,000 during 2005 (compared to $41,000 during 2004 and $66,000 during 2003) was for capital equipment and leasehold improvements and the balance of approximately $267,000 (compared to $1,047,000 during 2004 and $21,000 during 2003 and $40,000 during 2002) was related to information technology.

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

In February 2006, we announced the introduction of a new technology and solution for active tracking of people and assets, and the establishment of a new subsidiary Pure RF Inc, which will focus on this growing market.

We filed a Registration Statement under the Exchange Act on Form 20-F on July 29, 2004 which became effective 60 days thereafter. At such time, we became a foreign private issuer reporting company under the Exchange Act. Our ordinary shares began trading on the OTC Bulletin Board in the United States on November 5, 2004.

Our head office and principal place of business is located at Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel, and our telephone number is +972-9-8890800. Our internet address is http://www.supercomgroup.com. The information contained on our corporate website is not a part of this Annual Report.

Our agent for SEC matters in the United States is SuperCom, Inc., whose address is:  2010 Corporate Ridge, Suite 700 McLean, VA 22102-7838.

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

 Our objective is to become a leading provider of high-end smart card systems by marketing our extensive technological know-how, advanced technologies and value-added products and applications for government and commercial smart cards in the secured identification and access control markets, worldwide. We intend to continue to participate in governmental ventures. We plan to also increase our sales efforts to the US Department of Homeland Security, state, local governments and to commercial markets through our distribution channels, with the leading distributors in the homeland security market.

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

Recent Developments

In June 2006, we announced that we won a tender for the issuance of fire-arm license IDs and the licensing of guards to carry fire arms, with the Israeli Ministry of the Interior. The project is worth up to $500,000. This is the second time that we have been awarded a fire-arm license tender in Israel, following an initial award of $200,000 in 2003.

In May 2006, we announced that our US Subsidiary, SuperCom, Inc., had received a United States General Services Administration (GSA), Federal Supply Schedule Contract for its products including its Homeland Security and First responder product line.  This contract award enables all U.S. federal and state agencies to buy SuperCom products from a GSA-approved price list with agreed upon terms and conditions.

As a GSA business partner, SuperCom and the GSA will proceed to form a marketing partnership. GSA Schedules provide a direct and effective procurement vehicle that satisfies the Government’s extensive requirements with simple administrative processes that significantly reduce the time and expense of acquisition, for both the contractor and the federal customer.

In April 2006, we announced that we have received a $600,000 follow-on order from a West European government. The order is expected to be delivered during 2006 and follows the successful completion of E-Passport and the first stage of an eID project for the European government.

In April 2006, we announced that we have received a follow-on order from one of our governmental customers, following the successful implementation of an e-ID system that was delivered to the customer in 2005.

The contract, which includes raw materials supply, maintenance and software support services over a period of 5 years starting from the first quarter of 2006, is valued at $1.25 million.

In March 2006, we announced plans for Eyal Tuchman, Chief Financial Officer of Supercom over the past three years, to succeed Avi Schechter as Chief Executive Officer in April 2006. Mr. Schechter will continue to serve as a consultant for the Company.

In February 2006, we announced the introduction of a new technology for the tracking of people and assets, and the establishment of a new subsidiary in the U.S., Pure RF Inc., which will focus on this growing market.

The new technology expands our homeland security offerings through a Wireless Asset Tracking System for strategic and high value items. This offering will be provided to customers through the new subsidiary. The development of this new technology, as well as the establishment of the new subsidiary, is due to the growing market demand for asset tracking solutions in general and particularly in the homeland security market.

SuperCom’s “Pure RF™” Movement Detection Solution monitors and tracks large number of items simultaneously, providing  an active set of different signals and alerts. The software and hardware solution employs small, low-powered radio frequency (“RF”) tags attached to an object or a person. License-free radio bands are used to track the RF band from a base transmitter that is programmable for periodic or event-driven transmissions. “Pure RF™” can monitor and locate tagged items through a hand-held tracking device, which can also be integrated into cellular phones.

In February 2006, we announced that R. James Woolsey, former Director of Central Intelligence and one of America’s preeminent authorities on security issues, will be Chairman of our newly created Advisory Board.

The Advisory Board was established to enhance our presence in the United States and other nations, and to help identify new applications for our technologies in the homeland security, defense and document authentication markets.

In an era when both government and the private sector are faced with unprecedented challenges to protect public safety and personal privacy, the Advisory Board will serve to extend our forward-looking technologies into the U.S. market.

Mr. Woolsey will be joined on the Advisory Board by other distinguished Americans with experience in national security issues.  Additional Advisory Board members will be announced in the near future.

In January 2006, we announced an award of a tender to provide the technology for a biometric passport issuing and control system for a country in western Europe. The implementation of the project is expected to start during first quarter of 2006.

The contract is for the implementation of a biometric passport issuing and control system, and includes a six-year contract for maintenance and support.

In November and December of 2005, we received aggregate gross proceeds of $3,050,000 from a private placement to certain investors of 4,919,354 ordinary shares and five-year warrants to purchase 1,721,772 ordinary shares at an exercise price of $0.60 per share. The private placement was made to accredited investors without general solicitation or marketing pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, our placement agent received a cash fee of $150,000 and our placement advisors received five-year warrants to purchase 49,677 ordinary shares at an exercise price of $0.60 per share. The investors in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of our capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). Additionally, all of the warrants offered in this private placement contain an anti-dilution mechanism whereby, subject to certain exceptions, the exercise price of the warrants is automatically reduced to the lowest price per share at which the ordinary shares were issued or sold if we issue or sell any ordinary shares at a price per share less than the exercise price of the warrants (a “Trigger Issuance”). However, there is a cap on the number of ordinary shares that may be purchased by any warrant holder pursuant to this anti-dilution mechanism. Each warrant holder may purchase only such number of ordinary shares which would permit such holder to maintain its fully diluted percentage equity ownership at the same level existing prior to the Trigger Issuance (after giving effect to such Trigger Issuance). The warrants are callable, subject to certain limitations, at our option if the closing bid price per ordinary share of our ordinary shares equals or exceeds $1.20 for 20 trading days during the term of the warrants. We may however only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

During the second half of 2005, our Vend-EZ(TM) contactless smart card-based cashless purchasing solution was approved by one of world's largest consumer products companies for use in its vending machines in the United States. We are going to re-evaluate our marketing and sales efforts with regard to this solution by the beginning of the year 2007.

In May, 2005 we received our first order for our SmartDSMS product from the city of Columbus, Ohio, which assists users in managing recovery operations. The solution was deployed during the second quarter of 2005.

On May 5, 2005, the U.S. Government Printing Office (“GPO”) issued a Notice of Termination for Convenience involving our participation in the three-phase testing of technology for a new electronic passport project. While an earlier termination notice was withdrawn after discussions with theGPO, our attempts to persuade the GPO to withdraw the current termination notice have been unsuccessful.  The notice terminates our contract awards for the Electronic Passport Program. While the termination notice does not specify the reason for its issuance, we understand from our discussions with the GPO that it is based on unresolved security concerns and not related to our technological solution or our cost proposal.

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

In January 2005, we announced that we have signed an agreement with the government of a European country to deploy a biometric visa issuance system in its embassies throughout the world. The project’s first stage that has an estimated value of approximately $500,000.

We have introduced the following new products since December 2004:

•
Biometrics Visa. The biometric visa system is built on our proprietary platform technology and is tailored to meet the customer’s specific requirements. The integrated system captures the fingerprints of each visa applicant and stores the images on a chip integrated in each visa, enabling automatic and positive identification of the person each time the visa is used. This end-to-end solution meets all International Civil Aviation Organization (“ICAO”) standards for visas and passports.

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

•
RF Tag. The RF tag is a technology that can monitor and locate tagged items through a hand-held tracking device. The active RF tags solution is able to track hundreds of items simultaneously, providing an alert when a tagged item is removed from a pre-determined area tacking through a marked checkpoint or otherwise moves in an unexpected manner.

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

Technological Developments

As an additional means of detecting fraud, identification systems increasingly use biometric data, which are unique biological characteristics such as fingerprints and facial images, to verify personal identity and other personal information, such as medical and financial information. For example, our identification system includes a person's fingerprint as verification of a person's identity. The inclusion of this information in cards or documents for on-line or real-time verification is particularly important for identification cards as they are often used in commercial transactions.

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

Our Strategy

We are a provider of high-end tracking solutions for people, assets and objects. We believe that the government and commercial sectors are moving towards the more functional and broader applications that a smart card solution can provide over traditional methods. We are positioning ourselves to become a key player in government and commercial smart card markets as a result of our ability to function as a one-stop shop for cost-effective high-end smart card systems. Our objective is to become a leading provider of high-end smart card systems by marketing our extensive technological know-how, advanced technologies and value-added products and applications for government and commercial smart cards in the secured identification and access control markets, worldwide.

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

Research and Development

Our past research and development efforts have helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $0.9 million, $0.8 million and $1.2 million on research and development in 2003, 2004 and 2005, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of an automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, contactless smart cards and document authentication. We will continue to research and develop new security and identification features through laser printing and pre-printing, create new personalization methods for contactless smart cards, develop a range of smart card applications, continue to develop our automatic contactless smart card production line, SmartSMDS, E-Passport and new technology for active tracking solutions. There can be no assurance that we can achieve any or all of our research and development goals.

Products and New Technology

Since our inception in 1988, we have been involved in the development of advanced technologies for the national documentation market. In view of the increasing demand for identification cards that are based on contactless smart card technologies, we have developed a fully automated production line for picture identification contactless smart cards. We also offer to our customers raw materials and maintenance and service agreements. Today, we have three major groups of solutions for our customers that are organized as separate marketing divisions:

•	Our credentialing solutions provide ID solutions for governments, commercial sectors and contactless smart card production equipment for the governmental and commercial markets;

•	Our homeland security “SmartDSMS” provides solution for facilitating the authentication and flow of on-site personnel in disaster recovery operations; and

•	Our new tracking technology using RF tags can monitor and locate tags items through a hand-held tracking device.

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

Raw Materials

We sell specially designed kits containing the raw materials necessary to produce some of our products, including silicon sheets, polyethylene terephthalate (“PET”) and Teslin®. Among the raw materials we sell are plastics, various printing substrates, toners and printing drums. Although not all of these materials incorporate our technologies, they include components necessary for the operation of certain of our systems. In some cases, our customer agreements require that customers purchase raw materials from us for the production of documents and cards exclusively for the term of the agreement.

Electronic Passport Technology

Our electronic passport solution provides a smart inlay, which can be included in the front or back cover of the passport, in the middle page or adjoining the personalization page.

Our ePassport solution is based upon the following areas of products and expertise:

•	Smart Inlay for ePassport

Our smart inlay is flexible, highly durable and uses an operating system fully compatible with the ICAO and International Organization for Standardization (“ISO”) standards. Our inlay passed several extensive tests that exceed the normal use of a passport with embedded technology. Our ePassport inlay can be included in the front or back cover, in the middle page or adjoining the personalization page.

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

Biometrics Visa

The biometric visa system is built on our proprietary platform technology and is tailored to meet the customer’s specific requirements. The system features an advanced and decentralized design. The ID system is cost-effective to install while increasing its flexibility. To combat counterfeiting and fraud, the integrated system captures the fingerprints of each visa applicant and stores the images on a chip integrated in each visa, enabling automatic and positive identification of the person each time the visa is used. The end-to-end solution meets all ICAO standards for visas and passports.

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

New Technologies

Through our involvement in the national identification documentation market, we have identified features that require new technologies that are complementary to our core technologies, primarily for tracking assets and people, document authentication and population registry systems. Magna is our comprehensive, web-based population registration and document issuance system that we market to businesses and government offices. An off-the-shelf software solution, Magna features generic core technology, intuitive modular structure and easy-to-use tools. Magna enables customization without dependency on technical experts as well as allowing controlled, seamless integration with existing legacy systems.

Customers and Projects

Passports and ID Card—Africa

In April 2003, we entered into an agreement with the Security, Immigration and Refugees Affaires Authority of an African country in connection with passports and other travel documentation project in such African country. The agreement has a term of five years. Pursuant to the agreement, we will supply the customer with equipment and raw materials necessary for the production of passports and other travel documents as required from time to time under the agreement. Pursuant to the agreement, the customer is required to pay us for the equipment and the raw materials that we supply in the aggregate amount of $1.6 million. In 2003, we generated $ 536,000 in revenues. During 2004 and 2005, we generated $261,000 and $240,000 respectively, in revenues pursuant to this agreement.

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

In April 2004, we were informed by the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (“Arbitration Court”) that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a statement of claim to declare the Contract No. 10/82, dated April 9, 2002 between SuperCom and the Ministry of Internal Affairs of Ukraine as void due to defaults in the tender proceedings under which the Ukraine Contract had been awarded to SuperCom. On July 22, 2004 we were informed by the law firm representing us in the arbitration proceedings that on July 19, 2004, the Arbitration Court had issued a negative award declaring the Ukraine Contract as void. We strongly believe that the award is wrong due to many defaults that occurred in the arbitration proceedings. On April 27, 2005 we challenged the validity of the award in the High Commercial Court of Ukraine. In May 2005 we were informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a new statement of claim for restitution of $1,047,740 paid to us by the Department for Resources Supply of the Ministry. On September 27, 2005, we received a negative award by the Arbitration Court. On December 12, 2005 we were informed that the Supreme Court of Ukraine had dismissed our appeal regarding the July 2004 decision. Based on the opinion of our legal advisors, we strongly believe that such award is wrong, that the claim has no merit and that there have been serious violations of the arbitration proceedings, therefore no provision was set-up in the financial statements in respect to the claim for restitution of $1,047,740. However, due to the developments described above we wrote off inventory in an amount of approximately $287,000 in the fourth quarter of 2005 and took possession of the remaining inventory that was previously delivered to the customer. In 2003, we increased the allowance for doubtful accounts in aggregate amount of $ 2,133,000 for the debt the Ukrainian government owes to us. We did not have any revenues from this project in 2004 and 2005.

National Documentation—Moldova

In August 1995, we entered into an agreement with Intercomsoft, which was subsequently amended on May 5, 1998 and July 22, 1998, in connection with a national documentation project in Moldova. The agreement had a term of ten years. Pursuant to the agreement, we supplied Intercomsoft with equipment and raw materials necessary for the production of passports, drivers' licenses, vehicle registrations, identification cards and other documents, as required from time to time under an agreement between Intercomsoft and the Ministry of Internal Affairs of Moldova (“MIAM”). Pursuant to the agreement, Intercomsoft was required to pay us for the equipment and raw materials that we supplied to Intercomsoft. In addition, we were entitled to 25% of Intercomsoft's gross profits from the sale of ID documentation to the MIAM. In addition, Trimol Group Inc., a publicly traded company in the United States and the parent company of Intercomsoft, issued 125,000 shares of Trimol Group, Inc. to us as partial consideration for the equipment supplied and the other undertakings. During the first and the second quarter of 2004 we sold all of our shares in Trimol Group, Inc. for the total amount of $2,500. In 2003 and 2004, we generated revenues of $1,184,000 and $1,610,000, respectively, pursuant to this agreement. During 2005, we generated $559,000 in revenues pursuant to this agreement.

On March 24, 2005, we terminated our agreement with Intercomsoft. Under the terms of the termination agreement, we will supply equipment, consumables and software directly to the Moldovan government which we expect will be paid for by the Moldovan government. We have not entered a contract with the Moldovan government. We are being paid by the Moldavian per purchase order. During 2005, we generated $1,868,000 in revenues from the Moldovan government. We do not expect any significant changes in our revenues as a result of the termination of such agreement. In the absence of a long-term agreement, there can be no assurances that the Moldovan government will purchase products from us to the same extent or for the same period of time as Intercomsoft would have under its agreement with us.

Passports—Hong Kong

In September 1996, SuperCom Asia Pacific Ltd. (“SuperCom Asia Pacific”), our 100%-owned subsidiary as of December 31, 2003, entered into an agreement with China Travel Service (Holdings) H.K. Ltd. (“CTSH”), which supplies passports to the Hong Kong government. Pursuant to the agreement, SuperCom Asia Pacific, as subcontractor, is obligated to provide CTSH with all the equipment and raw materials required for the production of passports in Hong Kong. The agreement provides for payments for equipment and raw materials purchased plus annual fees for maintenance after the first 12 months. In September 1999, the parties signed a supplementary agreement whereby they agreed to extend the agreement for an additional term of three years through December 31, 2003. In September 2003, the parties signed a supplementary agreement whereby they agreed to extend the agreement for an additional term of one year through December 31, 2004. We renewed this agreement in March, 2005 for an additional term of three years through June 30, 2007. In 2003 and 2004, we generated revenues of $811,000 and $758,000, respectively, pursuant to this agreement. During 2005, we generated $672,000 in revenues pursuant to this agreement.

Hong Kong - China Re-Entry Cards

In 1996, SuperCom Asia Pacific entered into an agreement with China Travel Services (CHK) Ltd. (“CTS”), which is responsible for the supply of Hong Kong-China re-entry cards to the Hong Kong government. According to the agreement, SuperCom Asia Pacific, as subcontractor, will provide CTS with all the equipment and raw material necessary for the production of the Hong Kong-China re-entry cards. The agreement provides for payment of equipment and raw materials plus annual maintenance fees after the first 12 months. The term of the agreement is five years with a five-year renewal option and can be terminated for cause. In June 2001, the agreement has been renewed through June 29, 2006. We are currently negotiating to extend this agreement until December 31, 2008. In 2003 and 2004, we generated revenues of $879,000 and $1,271,000, respectively, pursuant to this agreement. During 2005, we generated $900,000 in revenues pursuant to this agreement.

Passports—United Kingdom

In December 1997, we entered into an agreement with the Stationary Office Limited, an English company (“TSO”), which was awarded a ten-year agreement in June 1997 to supply passports to the United Kingdom Passport Agency. Pursuant to the agreement, we, as subcontractor, will supply TSO with equipment and training for the production of passports at TSO's central facility in Manchester, England and at six regional offices of the United Kingdom Passport Agency. In addition, TSO has the option to purchase raw materials from us at prices specified in the agreement. The TSO agreement may be terminated for cause and upon termination of TSO's agreement with the Passport Agency. In 2003 and 2004, we generated revenues of $140,000 and $129,000, respectively, pursuant to this agreement. During 2005, we generated revenues of $14,000 pursuant to this agreement.

United States Government Printing Office

On May 5, 2005, the U.S. Government Printing Office (“GPO”) issued a Notice of Termination for Convenience involving our participation in the three-phase testing of technology for a new electronic passport project. While an earlier termination notice was withdrawn after discussions with the GPO, our attempts to persuade the GPO to withdraw the current termination notice have been unsuccessful.  The notice terminates our contract awards for the Electronic Passport Program. While the termination notice does not specify the reason for its issuance, we understand from our discussions with the GPO that it is based on unresolved security concerns and not related to our technological solution or our cost proposal.

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

Total revenues that was recognized by December 31, 2005 were $360,000 pursuant to this agreement.

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

In 2004 and 2005, we generated revenues of $637,000 and $1,918,000, respectively, pursuant to this agreement.

Automated Smart Card Production System to a European Government

During the fourth quarter of 2004, we sold an automated smart card production system to the government of an European country. We recognized revenues from the sale in the amount of approximately $1.25 million during the forth quarter 2004.

The system is for the production of secured documents and credentials issued by the government.  We expect increased revenues through the sale of additional technology and raw materials in 2006. During the year 2005 our revenues from this project were $ 202,000.The automated production line is based on high-end technology and manufactures contactless smart cards and inlays with an antenna and chip.

Contracts for Commercial Applications-Generally

From time to time we are party to agreements for the sale of our commercial applications, including DynaGate, SmartGate 2400, SmartDSMS and Vend-EZ. Most, if not all, of our sales from these products are not recurring sales.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We have approximately 23 employees directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions including, our employees of SuperCom Asia Pacific, which market our products in Asia, and SuperCom, Inc., which markets our products in the United States. We are also represented by seven independent distributors and resellers with which we have distribution agreements.

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

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2003	2004	2005
	Total	Total	Total
	revenues	revenues	revenues

Europe	$3,308	$3,218	$3,719
Asia Pacific	2,067	2,433	2,173
Africa	536	899	2,158
United States	828	386	202
Israel	460	320	210
Other	45	88	-

	$7,244	$7,344	$8,462

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2003	2004	2005

Raw materials and equipment	$4,196	$5,552	$7,902
SPPL 1000	2,471	1,210	-
Maintenance	577	582	560

	$7,244	$7,344	$8,462

Customer Service

We believe that customer support plays a significant role in our sales and marketing efforts and in our ability to maintain customer satisfaction, which is critical to our efforts to build our reputation and permit us to grow in both new and existing markets. In addition, we believe that the customer interaction and feedback involved in our ongoing support functions provide us with information on customer needs that contributes to our product development efforts. We generally provide maintenance services under our agreements pursuant to terms that are according to each particular agreement. We provide service either through customer training, local third-party service organizations, our subsidiaries, or our personnel, including appropriate personnel sent from our headquarters in Israel. We generally provide our customers with a warranty for our products varying in length from twelve to 36 months. Costs incurred annually by SuperCom for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

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

Competition

The market for our products and services is extremely competitive. We asses our competitive position from our experience and market intelligence and reviewing third party competitive research materials. Our management expects this competition to intensify as the markets in which our products and services compete continue to develop. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the national documentation production market expands, we expect additional competitors to enter the market. However, as of the date of this annual report, we believe that we have been able to compete because our products combine technologies and features that provide customers with a complete and comprehensive solution. There can be no assurance, however, that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future smart card products and services. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market shares.

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

Patents

As of the date of this annual report, we had 5 patent cases. One registered in Israel, 2 pending in Israel, 3 pending in USA, one registered in Honk Kong and one pending in other jurisdictions. Generally, these patents and patent applications relate to our lamination, printing access control and electronic passport technologies

We intend to file additional patent applications when and if appropriate. There is no guarantee that patents will arise from our applications or, if patents do arise, that we will be afforded proprietary protection should claims arise.

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

We are subject to certain labor statutes and to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, with respect to our Israeli employees. In addition, our Israeli employees are also subject to minimum mandatory military service requirements. Please refer to the discussion of “Employees” appearing under Section D of Item 6 for more information.

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations, and the requirements may differ.

Legal Proceedings

We are party to legal proceedings in the normal course of our business. Other than as described below, there are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us can not be accurately predicted, we do not believe that any of the claims and lawsuits described in this paragraph, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations and cash flows for any quarterly or annual period.

In April 2004, we were informed by the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (“Arbitration Court”) that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a statement of claim to declare the Contract No. 10/82, dated April 9, 2002 between SuperCom and the Ministry of Internal Affairs of Ukraine as void due to defaults in the tender proceedings under which the Ukraine Contract had been awarded to SuperCom. On July 22, 2004 we were informed by the law firm representing us in the arbitration proceedings that on July 19, 2004, the Arbitration Court issued a negative award declaring the Ukraine Contract as void. We strongly believe that the award is wrong due to many defaults that occurred in the arbitration proceedings. On April 27, 2005 we challenged the validity of the award in the High Commercial Court of Ukraine. In May 2005 we were informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a new statement of claim for restitution of $1,047,740, paid to us by the Department for Resources Supply of the Ministry. On September 27, 2005, we received a negative award by the Arbitration Court. On December 12, 2005 we were informed that the Supreme Court of Ukraine had dismissed our appeal regarding the July 2004 decision. Based on the opinion of our legal advisors, we strongly believe that such award is wrong, that the claim has no merit and that there have been serious violations of the arbitration proceedings, therefore no provision was set-up in the financial statements in respect to the claim for restitution of $1,047,740. However, due to the developments described above, we wrote off inventory in an amount of approximately $287,000 in the fourth quarter of 2005 and took possession of the remaining inventory that was previously delivered to the customer. In 2003, we increased the allowance for doubtful accounts in aggregate amount of $ 2,133,000 for the debt the Ukrainian government owes to us. We did not have any revenues from this project in 2004 and 2005.

On October30, 2003 , SuperCom Slovakia, a subsidiary (66%) of SuperCom Ltd., received an award by the International Arbitral Centre of the Austrian Federal Economic Chamber ("IAC"), in the case against the Ministry of Interior of the Slovak Republic which refers to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $2,500,000 million as of December 31, 2005) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $51,000 as of December 31, 2005) and SuperCom Slovakia's legal fees in the amount of EUR 63,611 (approximately $75,000 as of December 31, 2005). We have begun the enforcement procedure of the arbitral award. The Ministry of the Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005 the commercial court of Vienna dismissed the claim of the Ministry of the Interior of the Slovak Republic. On October 21, 2005 the Ministry of the Interior of the Slovak Republic filed an appeal.

On July 14, 2003, Mr. Yaacov Pedhatzur, an Israeli citizen filed a lawsuit against us, with the Magistrate Court in Tel Aviv, Israel. The plaintiff claims that we owe him certain commission in respect of transactions between SuperCom and certain third parties On September 29, 2005 we reached a settlement agreement with Mr. Yaacov Pedhatzur pursuant to which we will pay Mr. Pedhatzur the NIS equivalent of $ 129,000. The settlement agreement has been validated by the Magistrate Court. This amount was recorded in the statement of operations as litigation settlement expenses.

On December 16, 1999, Secu-Systems Ltd. ("Secu-systems" or the "Plaintiff") filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. (a former subsidiary, which became a subsidiary of InkSure Technologies, Inc., ("InkSure")) seeking a permanent injunction and damages. The Plaintiff asserted in its suit that the printing method applied to certain products that have been developed by InkSure constitutes inter alia: (a) a breach of a confidentiality agreement between the Plaintiff and us; (b) unjust enrichment of us and InkSure; (c) a breach of fiduciary duties owed to the Plaintiff by us and InkSure, and (d) a tort of misappropriation of trade secrets and damage to the Plaintiff's property. Based on such allegations, Secu-Systems asked the court to order us and InkSure to: (i) cease any activity which involves the Plaintiff's confidential information; (ii) furnish the Plaintiff with a certified report detailing all profits derived by us and InkSure from such activity; (iii) pay the Plaintiff an amount equal to all such profits, and (iv) pay the Plaintiff additional damages in the amount of NIS 100,000 (approximately $22,000 as of December 31, 2005). Alternatively, the Plaintiff asked the court to declare that the above-mentioned products are jointly owned, in equal shares, by the Plaintiff and InkSure and that the Plaintiff is entitled to 50% of all profits derived therefrom

On March 15, 2006, the Court gave its ruling as follows:

1.	The claim for a breach of contract was denied.
2.
The claim for misappropriation of trade secret was accepted, but the court states explicitly that there is no room for ordering the defendant to restitute profits of breach of contract and that there is also no room for granting a remedy which orders the restitution of profits due to the causes of actions of misappropriation of trade secret or unjust enrichment.

3.	Ordered InkSure and us to cease all activity which involves the use of the confidential knowledge and/or the confidential information.
4.
To provide to the Plaintiff, within 60 days, a report certified by an accountant that sets forth in full the income and/or benefit that has been received by InkSure and us as a result of the infringing activity until the date of the judgment.

5.
To pay (jointly and severally) to the Plaintiff a compensation in the sum of NIS 100,000 (bearing interest and linked to the consumer price index (CPI) from the date of the judgment), legal expenses (bearing interest and linked to the CPI from the dates they were incurred until their actual payment) as well as attorney's fees in the sum of NIS 30,000 plus VAT (bearing interest and linked to the CPI from the date of the judgment).

Secu-Systems has recently filed an appeal on the ruling above. At this point, we cannot estimate the odds of success of the appeal. We have the right to file a counter appeal until July 15, 2006.

On May 1, 2006, Evilia Investments Ltd. ("Evilia") filed with the Magistrate's Court in Tel-Aviv-Jaffa a monetary lawsuit against InkSure and against us, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530,000) plus interest, due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into between Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the "Agreement"), to which SuperCom is a guarantor.

A motion for leave to defend the lawsuit has been filed with the Court by both InkSure and us on June 15, 2006.

Based upon the facts provided by InkSure, the building was not completed and was not ready for use, and hence, InkSure submitted to Evilia a notice of termination of the Agreement

Assuming that the facts presented by InkSure in its motion for leave to defend the lawsuit are adopted as true by the Magistrate's Court, we tend to believe that the chances the claim against InkSure and hence (since the guarantee signed by us will no longer be valid if the termination of the Agreement by InkSure is found to be justified by the court), also against us, will be dismissed are reasonably good

In addition, based on our legal consultant advisor, we believe that our liability under the Agreement is limited as a guarantor to InkSure's obligation, if and to the extent it is not paid by InkSure.

Accordingly, even if the court issues a final judgment according to which InkSure is required to pay the amount claimed or any part thereof, our obligation to pay any amount to Evilia is subject to no payment of the amounts due from InkSure, and limited only to such amounts.

Since Inksure appears to be financially capable of paying any amounts due on the claim, if so determined by the court, we tend to believe that our exposure is limited.

Employees

As of December 31, 2005 and December 31, 2004, we had 57 and 67 full-time employees, respectively. Please refer to the section captioned “Employees” appearing under Section D, Item 6 for more information about our employees.

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

C.    Organizational Structure

The diagram below shows SuperCom Ltd.'s holdings in its subsidiaries and affiliates as of December 31, 2005:

As part of our reorganization plan during 2001 and 2002, we have made a strategic decision to focus on our core business and shut down all operations that are not a part thereof. As a result, we liquidated Genodus Inc. (and its subsidiary) and Kromotech Inc. and its subsidiary, both of which developed technology used in our business, which we now own, and sold all of our equity in InkSure Technologies, Inc. and its subsidiaries.

SuperCom Asia Pacific Limited (''SuperCom Asia Pacific'')
SuperCom Asia Pacific, incorporated in Hong Kong, is responsible for our sales and marketing efforts in the Far East. SuperCom Asia Pacific was 80% owned by us and 20% by Chandler Technology Limited, a company owned by SuperCom Asia Pacific 's former managing director, Thomas Chan. On November 17, 2003 we entered into an agreement with Chandler Technology Limited for purchasing Chandler Technology’s shares in SuperCom Asia Pacific. SuperCom Asia Pacific has been 100% owned by us since November, 2003.

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

Pure RF Inc.
Pure RF inc., incorporated in Delaware in November 2005, is 80% owned by us. During January 2006 Pure RF Inc. established a subsidiary (100%) called Pure RF Israel Ltd, which will develop new technology and solution for the tracking of people and assets.

D.    Property, Plants and Equipment

We do not own any real estate property.

We lease approximately 2,224 square meters of facilities in Kadima, Israel. Our principal management, administration and marketing activities occupy approximately 682 square meters on the site. Our principal engineering, research and development and manufacturing activities occupy approximately 1,542 square meters on the site. Such manufacturing activities consist of the production of smart cards and assembly lines for our smart card products and secured documents solutions. According to the agreement the lease is for a period of five years commencing on November 1, 2005. The Company has an option to renew the lease for an additional period of five years. According to the agreement, the monthly fee is approximately $16,000.

SuperCom Asia Pacific leases approximately 200 square meters of office space in Hong Kong, and SuperCom, Inc. leases approximately 200 and 30 square meters of office space in New York and Washington, D.C., respectively. All of such leased properties in Hong Kong and the United States consist of office space for management, administrative and marketing activities.

The total annual rental fees for 2003, 2004 and 2005 were $ 311,804, $386,821 and $369,560, respectively, The total annual lease commitments for 2006 are $283,779

All assets are held in the name of SuperCom Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2005 and 2004:

	December 31,
	2004	2005
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$1,013	$1,055
Machinery and peripheral equipment	3,367	3575
Office furniture and equipment	471	487
Leasehold improvements*	1,147	131

	5,998	5,248
Accumulated depreciation:
Computers and peripheral equipment	910	971
Machinery and peripheral equipment	637	745
Office furniture and equipment	218	245
Leasehold improvements*	592	77

	2,357	2,038

Depreciated cost:	$3,641	$3,210

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $284,000, $238,000 and $746,000, respectively

* During the fiscal 2005, the Company relocated its offices. As a result the Company wrote down the unamortized balance of leasehold improvement in the amount of $471,000. This expense was recorded in the statement of operations as part of “Restructuring expenses”.

ITEM 5.    Operating and Financial Review and Prospects.

A.    Operating results

The following section should be read in conjunction with our consolidated financial statements and the related notes thereto, which have been prepared in accordance with U.S. GAAP and which are included in Item 18. Some of the statements contained in this section constitute “forward-looking statements.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements express or implied by such forward-looking statements. See “Note Regarding Forward Looking Statements” and “Risk Factors.”

Overview

We were incorporated under the laws of the State of Israel in 1988. From our incorporation until 1999, we were a development-stage company primarily engaged in research and development, establishing relationships with suppliers and potential customers and recruiting personnel with a focus on the governmental market. During the fiscal year ended December 31, 2002, we completed our reorganization plan, which began in 2001. According to such plan, we decided to add marketing and sales efforts on the commercial market with a new line of products, including SmartGate 2400, EduGate and DynaGate, while still maintaining our business in the governmental market. In 2005, our revenue from the government market totaled approximately $7,519,000 compared to $943,000 from the commercial market. In 2004, our revenue from the government market totaled approximately $6,330,000 compared to $1,014,000 from the commercial market. In 2003, our revenue from the government market was approximately $5,621,000 compared to $1,623,000 from the commercial market. Although we believe that the government is critical to our success in the short-term, we believe that both the government and commercial markets will be critical to our long-term future success.

During fiscal 2002, we sold our equity interest in our subsidiary, InkSure Technologies, Inc. (“InkSure”), for which we received aggregate proceeds of approximately $6,600,000 from the sale of shares.

Revenues

The primary products that we sell are smart card systems, smart card production machines and raw materials used for the production of smart cards and secure ID cards. We typically derive the majority of our revenues during the first two years of an agreement with a customer. This revenue is generated by the delivery of the data collection and document production systems. Following delivery of such systems, the majority of revenues generated from the agreement results from ongoing deliveries of raw materials for use with the installed systems. We also typically generate additional revenues from maintenance fees and support, training and installation.

Our systems are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement.

Additional revenue is generated through licensing technology, mostly with commercial customers.

Operating Expense

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

Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenues until the installation is completed. The Company does not grant a right of return. Following are the main factors of our revenue recognition policies:

•
We recognize revenue from products generally upon shipment, unless contract terms call for a later date, net of an allowance for estimated returns, provided persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement and assuming only inconsequential or perfunctory performance obligations remain. Revenue from some data security hardware products contains embedded software. However, the embedded software is considered incidental to the hardware product sale. We also act as a reseller of third-party hardware and software applications. Generally, we recognize such revenue upon shipment of the hardware or software application, unless contract terms call for a later date, provided that all other conditions above have been met. As mentioned above we derive our revenues mainly from sale of hardware products that include embedded software that is considered to be incidental.

However, in limited circumstances, we provide software upgrades in respect of the embedded software of hardware products sold in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectibility is probable.

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

•	We are entitled to royalties upon sales of smartcard systems. Such royalties are recognized when the sales are reported to the Company. (mainly on a monthly basis)

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

We perform ongoing credit evaluations of our customers' financial condition and we require collateral as deemed necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $3,347,000 and $3,397,000 at December 31, 2004 and 2005, respectively.

Inventories Valuation

At each balance sheet date, we evaluate our inventory balance for excess quantities and technical obsolescence. This evaluation includes analyses of sales levels by product line and projection of future demand. In addition, we write off inventories that we considered obsolete. Remaining inventory balances are adjusted to the lower of the cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

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

Stock-Based Compensation

Until December 31, 2005 we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, issued in March 2000, to account for our employee stock options. Under this method, compensation expense is recognized only if the current market price of the underlying stock exceeded the exercise price on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation, (SFAS 123)” and FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” an amendment to FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, through December 31, 2005, we elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123, as amended. However, as more fully described in note 2(v) to the accompanying financial statement. In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS 123. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of SFAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for the Company.

The Company expects that SFAS 123R, will be applied using the modified prospective application transition method, as permitted by the statement. Under this transition method, upon the adoption of SFAS 123R, the new standard will be implemented as from the first quarter of 2006, with no restatement of prior periods.

Considering this transition method, the Company expects that the effect of applying this statement on the Company’s results of operations in 2006 as it relates to existing option plans, would not be materially different from the FAS 123 pro forma effect previously reported.

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

Results of Operations

The following table sets forth selected consolidated income statement data for SuperCom for each of the three years ended December 31, 2003, 2004 and 2005 expressed as a percentage of total revenues.

	2003	2004	2005
Revenues	100%	100%	100%
Cost of revenues	42.8	50.8	50.7
Inventory write-off	--	--	3.4
Gross profit	57.2	49.2	45.9
Operating expenses:
Research and development	12.7	11.5	14.0
Selling and marketing, net	41.8	33.3	35.5
General and administrative	25.2	26.6	35.0
Restructuring expenses	--	--	5.9
Litigation settlement expenses	--	--	1.5
Total operating expenses	79.7	71.4	91.9
Operating income (loss)	(22.5)	(22.2)	(46.0)
Financial income (expenses), net	(3.2)	(2.9)	(0.3)
Other income (expenses), net	(1.1)	(0.3)	(0.4)
Income (loss) before income taxes	(26.8)	(25.5)	(46.7)
Equity in losses of affiliates and impairment, net of taxes	(0.7)	--	--
Net income (loss) from	(27.5)	(25.5)	(46.7)
continuing operations
Loss from discontinued operations	--	--	--
Net income (loss)	(27.5) (25.5)	(46.7)

Operating Results

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Our revenues in 2005 were $8,462,000 compared to $7,344,000 in 2004, an increase of 15%. The increase is primarily due to an increase in revenues from existing governmental customers, primarily in Europe and Africa. We anticipate that our mix of revenues from the government and commercial markets for the twelve months ended December 31, 2006 will be consistent with our mix of revenues in 2005. Although we believe that the government market is critical to our success in the short-term, we believe that both the government and commercial markets will be critical to our long-term future success.

Gross Profit

Our gross profits in 2005 were $3,882,000 compared to gross profits of $3,614,000 in 2004, an increase of 7.4%. The gross profit margin for the year 2005 decreased by 3.3% as compared to 49% in 2004. The decrease in our 2005 gross profit margin was primarily due to Inventory write-off in the amount of $287,000 related to the Ukraine project, and due to different mix of products, which carry lower margins.

Expenses

Our operating expenses in 2005 were $7,778,000 compared to $5,245,000 in 2004, an increase of 48%. The increase in operating expenses was due to the increase in selling and marketing expenses, general and administrative expenses, research and development expenses, restructuring expenses of $496,000 relating to cost-cutting measures that we implemented during the year 2005 and settlement expenses of $129,000.

Selling and marketing expenses consist primarily of salaries and commission earned by sales and marketing personnel, trade show and promotional expenses, allocated rent and supplies and travel and entertainment costs. Our selling and marketing expenses in 2005 were $3,003,000 compared to $2,445,000 in 2004, an increase of 23%. The increase in the sales and marketing expenses was due to the increase in labor expenses and sales promotion expenses related to the increase in revenues.

General and administrative expenses consist primarily of salaries, benefits, allocated rent and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses in 2005 were $2,968,000 compared to $1,955,000 in 2004, an increase of 52%. The increase in the general and administrative expenses was primarily due to expenses related to the registration of our ordinary shares under the Exchange Act, the commencement of trading of our shares in the United States on the OTC Bulletin Board, and increases in our legal expenses related to our ID solutions for governmental markets activity.

Research and development expenses consist primarily of salaries, benefits, allocated rent expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses in 2005 were $1,182,000 compared to $845,000 in 2004, an increase of 40%. The increase in the research and development expenses was primarily due to research and development expenses associated with our ID solutions for governmental markets and to new products development including SmartSMDS, E-Passport. We expect, that our research and development expenses will increase in 2006 due to research and development expenses associated with our SmartSMDS, E-Passport and new technology for active tracking solutions.

Restructuring expenses contains certain financial measures related to expenses totaling $496,000 that are associated with cost-cutting measures implemented by us during year 2005.

Additionally, in 2005, we paid settlement expenses totaling $129,000 relating to a litigation settlement that we entered into with Mr. Yaacov Pedhatzur in connection with the Yaacov Pedhatzur litigation.

Financial Interest Expense, net

Financial interest expense for the twelve months ended December 31, 2005, and 2004, was $53,000 and $166,000, respectively. Interest expense during 2005 and 2004 consisted of interest accrued from bank loans net of bank deposit.

Other Expenses, Net

Other expenses, net for the twelve months ended December 31, 2005, and 2004, was $ 30,000 and $27,000, respectively.

Net Loss

As a result of the factors described above, our net loss in 2005 was $3,951,000 compared to a net loss of $1,872,000 in 2004, an increase of 111%.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

Our revenues in 2004 were $7,344,000 compared to $7,244,000 in 2003, an increase of 2%. Our revenues for the twelve months ended December 31, 2003 included $1,970,000 in revenues attributable to our agreement with the Ukraine Ministry of Internal Affairs for a national passport and ID smart card project (the “Ukraine ID Project”). Due to the arbitration proceeding with the Ukraine Chamber of Commerce relating to the Ukraine ID Project we did not recognize any revenues from this project for the twelve months ended December 31, 2004. During 2004, we classified the cost of goods that were sold to the Ukraine Ministry of Internal Affairs from trade receivables to inventory. As a result of negative developments in the arbitration relating to the Ukraine ID Project we wrote off inventory during the fourth quarter of 2005 in the amount of approximately $287,000. Additionally, during the year 2003, we increased the allowance for doubtful accounts in an aggregate amount of $2,133,000 for the debt the Ukrainian government owes to us in connection with the Ukraine ID Project. Our revenues in the fourth quarter of 2003 included $536,000 of revenue related to the sale of a production line to a customer in the United States, which is to be paid to us over a period of four years. Our revenues in the fourth quarter of 2004 included $1,208,000 of revenue related to the sale of a production line to a customer in Europe. Our revenues from the government market for 2004 and 2003 totaled $6,330,000 and $5,621,000, respectively. In comparison our revenues from the commercial market for 2004 and 2003 totaled $1,014,000 and $1,623,000, respectively.

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

Other Expenses, Net

Other expenses, net for the twelve months ended December 31, 2003, and 2004, was $ 83,000 and $27,000, respectively. Other expenses primarily consisted of a decline in market value of held-to-maturity securities for the twelve months ended December 31, 2003, and 2004, $ 52,000 and $ 7,000, respectively.

Net Loss

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

In 2005, the rate of devaluation of the NIS against the U.S. dollar was 6.8% and the rate of inflation was 2.4%. It is unclear what the devaluation/evaluation rate will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2005, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary or advisable to offset these risks.

Seasonality

Our quarterly operations are subject to fluctuations due to several factors, including the factors discused under the section captioned “Risk Factors—The time from our initial contact with a customer to a sale is long and subject to delays which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations and causing significant fluctuations in our revenue from quarter to quarter.” and the section captioned “Seasonality” appearing under Item 4, B. It is our experience that, as a general matter, a majority of our sales are made during the latter half of the calendar year consistent with the budgetary, approval and order processes of our governmental customers. Additionally, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly for government organizations. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services, which could have an adverse effect on our results of operations. .

New Accounting Pronouncements

SFAS 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4”

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

As applicable to the Company SFAS 151 will be effective for inventory costs incurred after January 1, 2006. The Company believes that FAS 151, when adopted, will not have a significant impact on its financial position or results of operations.

SFAS 154 “Accounting Changes and Error Corrections”

In May 2005, the FASB published SFAS 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154), SFAS 154 replaces APB Opinion 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle.  SFAS 154 applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

As applicable to the Company, the provisions of FAS 154 are effective as for the year beginning January 1, 2006. The adoption of this Standard is not expected to have a material effect on the Company’s financial position and results of operations.

FAS 155 “accounting for certain Hybrid Financial Instruments”

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

This statement shall be effective for all financial instruments acquired or issued , or subject to a remeasurement (new basis) after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have bee issued for the financial year.

Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS No. 123, “Accounting for Stock Based Compensation (SFAS 123). Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of SFAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for the Company.

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
In March 2005, the SEC issued Staff Accounting Bulletin 107 (“SAB 107”). In particular, SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and several other issues. The Company will apply the principles of SAB 107 in conjunction with the adoption of SFAS 123R

The Company expects that SFAS 123R, will be applied using the modified prospective application transition method, as permitted by the statement. Under this transition method, upon the adoption of SFAS 123R, the new standard will be implemented as from the first quarter of 2006, with no restatement of prior periods.
Considering this transition method, the Company expects that the effect of applying this statement on the Company’s results of operations in 2006 as it relates to existing option plans, would not be materially different from the FAS 123 pro forma effect previously reported.

B.    Liquidity and Capital Resources

Net cash used in operating activities from continuing operations for the twelve months ended December 31, 2005 was $2,954,000 compared to $609,000 during the period ended December 31, 2004, an increase of $2,345,000 or 385%. This increase was primarily as a result of an increase in loss from operational activities, in addition to a decrease in trade payable, an increase in inventories of $40,000 in the year ended 2005 compared to a decrease of $ 814,000 during the year ended 2004 and a decrease of $ 407,000 in accrued expenses and other liabilities during the year ended 2005 compared to an increase of $ 747,000 during the year ended 2004. On the other hand, our other accounts receivable and prepaid expenses decreased by $517,000 in the year ended 2005, compared to an increase of $403,000 in the year ended 2004 and our trade receivable decreased by $448,000 in the year ended 2005, compared to an increase of $398,000 in the year ended 2004.

Net cash used in investing activities during the period ended December 31, 2005 was $635,000 compared to $531,000 during the period ended December 31, 2004, an increase of $104,000. This increase was primarily due to investment in marketable debt securities of $ 650,000 during the year ended 2005 compared to a proceeds from maturity of $110,000 during the year 2004. On the other hand during the year 2005 we purchased property and equipment in the amount of $ 315,000 compared to $ 1,088,000 during the year 2004.

Net cash provided by financing activities during the period ended December 31, 2005 was $2,989,000 compared to $2,305,000 during the period ended December 31, 2004, an increase of $684,000. This increase was primarily due to an increase in short term bank credit of $120,000 compared to a decrease in short term bank credit of $1,122,000 in 2004 and an increase in issuance of share capital through a private placement, net of issuance costs.

As of December 31, 2005, our cash and cash equivalents, short-term deposits and marketable debt securities totaled $2,944,000, compared to $3,247,000 as of December 31, 2004. Restricted cash totaled $1,088,000 as of December 31, 2005 compared to $1,129,000 as of December 31, 2004. Restricted cash is invested in certificates of deposits, which mature within one year, and is used to secure agreements with a customer or a bank.

We have accumulated net losses of approximately $24,065,000 from our inception through December 31, 2005, and we have continued to accumulate net losses since December 31, 2005. Since May 1999, we have funded operations primarily through cash generated from our initial public offering on Nasdaq Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), our sale of shares of our former subsidiary, InkSure, and, to a lesser extent, borrowings from financial institutions, in 2004, private placements of our ordinary shares and warrants to purchase our ordinary shares and in 2005, private placements of our ordinary shares and warrants to purchase our ordinary shares. As of December 31, 2005, our principal source of liquidity was $2,944,000 of cash, cash equivalents and marketable securities. As of December 31, 2005, we had $855,000 of debt outstanding relating to obligations under our credit facility, $195,000 of debt outstanding relating to long-term loan, net of current maturities and an obligation for severance pay to Israeli employees of $616,000 of which $492,000 is provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

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

In August and September 2004, we received gross proceeds of $2,200,000 from a private placement to accredited investors of 2,470,589 ordinary shares and five-year warrants to purchase 988,234 ordinary shares at an exercise price of $1.10 per share. In connection with the private placement, our placement agent received warrants to purchase 177,882 ordinary shares at an exercise price of $1.10 per share and 444,706 ordinary shares at an exercise price of $0.85 per share. All of such warrants issued in this private placement, except 444,706 warrants with an exercise price of $0.85, were called by us at a redemption price of $.01 per warrant pursuant to our right to do so if the closing price (or closing bid price) of our ordinary shares on an U.S. stock exchange, Nasdaq or the OTC Bulletin Board was equal to or greater than $2.50 per share for 10 out of any 15 consecutive trading days. The investors exercised warrants to purchase an aggregate of 1,144,853 ordinary shares. During the fourth quarter of 2004, 706,912 warrants were exercised for an aggregate amount of approximately $778,000, and approximately $130,000 was received in respect of shares to be allotted in 2005. During the year 2005, 320,294 warrants were exercised for an aggregate amount of approximately $ 352,000.

In November and December of 2005, we received aggregate gross proceeds of $3,050,000 from a private placement to certain investors of 4,919,354 ordinary shares (out of which, 887,096 shares were issued after balance sheet date.) and five-year warrants to purchase 1,721,772 ordinary shares at an exercise price of $0.60 per share. The private placement was made to accredited investors without general solicitation or marketing pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, our placement agent received a cash fee of $150,000 and our placement advisors received five-year warrants to purchase 49,677 ordinary shares at an exercise price of $0.60 per share. The investors in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of our capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). Additionally, all of the warrants offered in this private placement contain an anti-dilution mechanism whereby, subject to certain exceptions, the exercise price of the warrants is automatically reduced to the lowest price per share at which the ordinary shares were issued or sold if we issue or sell any ordinary shares at a price per share less than the exercise price of the warrants (a “Trigger Issuance”). However, there is a cap on the number of ordinary shares that may be purchased by any warrant holder pursuant to this anti-dilution mechanism. Each warrant holder may purchase only such number of ordinary shares which would permit such holder to maintain its fully diluted percentage equity ownership at the same level existing prior to the Trigger Issuance (after giving effect to such Trigger Issuance). The warrants are callable, subject to certain limitations, at our option if the closing bid price per ordinary share of our ordinary shares equals or exceeds $1.20 for 20 trading days during the term of the warrants. We may however only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

Our budget relies on our existing projects and estimated revenues from sales of our ID and smart card applications and commercial applications.

As of December 31, 2005, we had credit lines from several banks in an aggregate amount of $803,000 including current maturities of long-term loans in an amount of $167,000 (from time to time the bank may increase our credit line for a limited period), of which $587,000 is denominated in NIS and bears interest at a rate of Prime, plus an additional 0.5% to 2.5%, and $ 216,000 is denominated in dollars and bears interest at a rate of LIBOR plus +2.5% to +2.9%. (As of December 31, 2005, the rates of the LIBOR and Prime were 4.8% and 6% respectively) The weighted average interest rate on the credit lines as of December 31, 2004 and 2005 was approximately 5.7% and 5.9%, respectively.

We had an unused credit facility in the amount of approximately $0 as of December 31, 2005. There is no fee for the unused portion of the credit facility.

During the period from January 1, 2005 to December 31, 2005, our capital expenditures totaled approximately $315,000 (compared to $1,088,000 during 2004 and $87,000 during 2003), of which approximately $293,000 (compared to $1,017,000 during 2004 and $78,000 during 2003) was expended at or upon SuperCom's facilities in Israel, and approximately $22,000 (compared to $71,000 during 2004 and $9,000 during 2003) was expended upon various facilities of SuperCom's subsidiaries outside Israel. Of these expenditures, approximately $48,000 during 2005 (compared to $41,000 during 2004 and $66,000 during 2003) was for capital equipment and leasehold improvements and the balance of approximately $267,000 (compared to $1,047,000 during 2004 and $21,000 during 2003) was related to information technology.

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

C.    Research and Development

 Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As a result of our past efforts, we reduced the number of employees in our research and development activities to 24 people as of December 31, 2005. We spent $0.9 million, $0.8 million and $1.2 on research and development in 2003, 2004 and 2005, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of an automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, contactless smart cards and document authentication. We will continue to research and develop new security and identification features through laser printing and pre-printing, create new personalization methods for contactless smart cards, develop a range of smart card applications, continue to develop our automatic contactless smart card production line, SmartSMDS, E-Passport and new technology for active tracking solutions. There can be no assurance that we can achieve any or all of our research and development goals.

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

Another major trend is the widespread deployment of smart credentials and travel documents. From among the three main credentials (e-passport, ID card, drivers’ license) in use on a governmental level, the electronic smart passport is posed to be the frontrunner and leads the way for the others. As a global credential, it is the only one based on international standards and will therefore most likely serve as the base from which the standards of other credentials on national, local and commercial levels will be derived.

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

During the twelve months ended December 31, 2005, we observed a slight increase in our production. We have also observed a considerable increase in marketing leads from our growing partnerships, distributions and systems integration network, and a particular interest by government customers in electronic passports (e-passports). We expect to continue to benefit from marketing programs and leads generated by this network, as well as sales opportunities identified by them. We intend to expand our marketing and implementation capacity through these third parties, including vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of their market presence.

A significant portion of our 2005 revenues have been derived from our governmental projects and the remainder have been derived from commercial products. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers, a trend that has been increasing over time and a trend that we expect to continue to influence our revenues.

Our revenues from the government market for 2005 and 2004 totaled $7,519,000 and $6,330,000, respectively. In comparison our revenues from the commercial market for 2005 and 2004 totaled $943,000 and $1,014,000, respectively. We anticipate that our mix of revenues from government and commercial markets for 2006 will be consistent with our mix of revenues in 2005.

For more information about our expectations regarding future cost of revenues, future operating expenses and liquidity and capital resources, please refer to the section captioned“Risk Factors, ” under Section D of Item 3 and the sections captioned “Results of Operations” and“Liquidity and Capital Resources” under Sections A and B, respectively, of Item 5 “Operating and Financial Review and Prospects”.

Our development and marketing efforts for the solution and product platforms are aimed at addressing several systems and service trends that we see developing in the industry:

In 2003, the ICAO mandated the inclusion of biometric authentication technology in passports. We believe that the e-passport trend, from our point of view, should have an apparent impact on our income from operations during the next few years. As we have developed a flexible end-to-end solution for electronic passports, we believe that this trend will significantly affect our business forecast, as well as influence vertical markets in the smart card industry. Our combined experience in passport application projects worldwide and our position as a leading smart card inlay manufacturer provides us with what we believe is an advantage. We are aggressively bidding on a number of large national identification projects and expect to achieve fair results.

During the second half of the year 2005, our Vend-EZ(TM) contactless smart card-based cashless purchasing solution was approved by one of world's largest consumer products companies for use in its vending machines in the United States. We are going to re-evaluate our marketing and sales efforts with regard to this solution by the beginning of the year 2007.

In May, 2005 we received our first order for our SmartDSMS product from the city of Columbus, Ohio, which assists users in managing recovery operations. The solution was deployed during the second quarter of 2005.

As a result of these trends and combined with our core strengths, we are focusing on products and solutions that we believe will be significantly influential in the present and future markets. As of the date of this annual report, we expect that our 2006 revenues will be primarily derived from:

•	Smart ID technologies;
•	High security solution integration;
•	Expertise in multi-application smart cards, integration know-how; and
•	Extensive experience with the government ID market.

Recent Developments and Outlook

We expect revenues to continue to be derived from one-time sales and recurring fees, sales of high-end solutions, sales of products, consumables and technology. Sales are expected to continue through OEM partnerships and continual upgrades, maintenance and support will continue to be provided to customers.

We recently entered into a lease agreement for a new office in Kadima, Israel, which replaced our office in Ra’anna, Israel. As a result of this relocation as part of a cost-cutting program, we wrote off certain assets.

In June 2006, we announced that we won a tender for the issuance of fire-arm license IDs and the licensing of guards to carry fire arms with the Israeli Ministry of the Interior. The project is valued at up to $500,000. This is the second time that we have been awarded a fire-arm licenses tender in Israel, following an initial award of $200,000 in 2003.

In May 2006, we announced that our U.S. subsidiary, SuperCom, Inc., has received a United States General Services Administration (GSA) Federal Supply Schedule Contract for its products including its Homeland Security and First responder product line.  This contract award enables all U.S. federal and state agencies to buy SuperCom products from a GSA-approved price list with agreed upon terms and conditions. As a GSA business partner, SuperCom and the GSA will proceed to form a marketing partnership. GSA Schedules provide a direct and effective procurement vehicle that satisfies the Government’s extensive requirements with simple administrative processes that significantly reduce the time and expense of acquisition, for both the contractor and the federal customer.

In April 2006, we announced that we have received a $600,000 follow-on order from a West European government. The order is expected to be delivered during 2006 and follows the successful completion of E-Passport and the first stage of an eID project for the European government.

In April 2006, we announced that we have received a follow-on order from one of our governmental customers, following the successful implementation of an e-ID system that was delivered to the customer in 2005. The contract, which includes raw materials supply, maintenance and software support services over a period of 5 years starting from the first quarter of 2006, is valued at $1.25 million.

In March 2006, we announced plans for Eyal Tuchman, Chief Financial Officer of Supercom over the past three years, to succeed Avi Schechter as Chief Executive Officer in April 2006. Mr. Schechter will continue to serve as a consultant for the Company.

In February 2006, we announced the introduction of a new technology for the tracking of people and assets, and the establishment of a new subsidiary in the U.S., Pure RF Inc., which will focus on this growing market. The new technology expands our Homeland Security offerings through a Wireless Asset Tracking System for strategic and high value items. This offering will be provided to customers through the new subsidiary. The development of this new technology, as well as the establishment of the new subsidiary, is due to the growing market demand for asset tracking solutions in general and particularly in the Homeland Security market. SuperCom’s “Pure RF™” Movement Detection Solution monitors and tracks large number of  items simultaneously, providing  an active set of different signals and alerts. The software and hardware solution employs small, low-powered RF tags attached to an object or a person. License-free radio bands are used to track the RF band from a base transmitter that is programmable for periodic or event-driven transmissions. “Pure RF™” can monitor and locate tagged items through a hand-held tracking device, which can also be integrated into cellular phones.

In February 2006, we also announced that R. James Woolsey, former Director of Central Intelligence and one of America’s preeminent authorities on security issues, will be named Chairman of our newly created Advisory Board. The Advisory Board was established to enhance our presence in the United States and other nations, and to help identify new applications for our technologies in the homeland security, defense and document authentication markets. In an era when both government and the private sector are faced with unprecedented challenges to protect public safety and personal privacy, the Advisory Board will serve to extend our forward-looking technologies into the U.S. market. Mr. Woolsey will be joined on the Advisory Board by other distinguished Americans with experience in national security issues. Additional Advisory Board members will be announced in the near future.

In January 2006, we announced an award of a tender to provide the technology for a biometric passport issuing and control system for a country in western Europe. The implementation of the project started during first quarter of 2006. The contract is for the implementation of a biometric passport issuing and control system, and includes a six-year contract for maintenance and support.

Due to the Ukraine ID Project litigation, we did not recognize any revenues from this project during the year 2004 and 2005. During 2003, we generated an aggregate of $1,970,000 in revenues from this project. If we are not able to replace this revenue with revenue from other projects, we expect our revenues to decrease and our net loss to increase in 2006. See Item 3, “Risk Factors”- We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.” above. During 2004, we classified the cost of goods that were sold to the Ukraine Ministry of Internal Affairs from trade receivables to inventory. As a result of negative developments in the arbitration relating to the Ukraine ID project, we wrote off inventory in the amount of approximately $287,000 in the fourth quarter of 2005. Moreover, there is no assurance that we will ultimately collect the amounts due under our contract with the Ministry of Internal Affairs of Ukraine.

In May, 2005 we received our first order for our SmartDSMS product from the city of Columbus, Ohio, which assists users in managing recovery operations. The solution was deployed during the second quarter of 2005.

On May 5, 2005, the U.S. Government Printing Office (“GPO”) issued a Notice of Termination for Convenience involving our participation in the three-phase testing of technology for a new electronic passport project. While an earlier termination notice was withdrawn after discussions with the GPO, our attempts to persuade the GPO to withdraw the current termination notice have been unsuccessful. The notice terminates our contract awards for the Electronic Passport Program. While the termination notice does not specify the reason for its issuance, we understand from our discussions with the GPO that it is based on unresolved security concerns and not related to our technological solution or our cost proposal. On March 24, 2005, we terminated our agreement with Intercomsoft relating to the national documentation project in Moldova. Under the terms of the termination agreement, we will supply equipment, consumables and software directly to the Moldovan government. We have not, however, entered into a contract with the Moldovan government. We are being paid by the Moldovan government per purchase order. We do not expect any significant changes in our revenues as a result of the termination of this agreement.

In January 2005, we announced that we have signed an agreement with the government of an European country to deploy a biometric visa issuance system in its embassies throughout the world. The project’s first stage has an estimated value of approximately $500,000.

In December 2004, we announced that we have entered into an agreement with an African governmental agency to provide an end-to-end “Magna” national identification system valued at $2.5 million during the term of the agreement, which is five years. The solution will be deployed in stages that began in the fourth quarter of 2004 and will continue through the end of the fourth quarter of 2005.  Revenues were recognized during the year 2004 and 2005, of $ 637,230 and $ 1,917,671 respectively and we anticipate additional revenues from this project during the coming years.

During the fourth quarter of 2004, we sold an automated smart card production system to the government of an European nation. We recognized revenues from the sale in the amount of approximately $1.25 million during the forth quarter 2004. During the year 2005 our revenues from this project were $ 202,000.

E.	Off Balance Sheet Arrangements

We do not have any off-balance sheet transactions that have or are reasonably likely to have a material effect on our current or future financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2005 that will require significant cash outlays in the future:

Contractual Obligations	Total	2006	2007	2008	2009	2010
Long-term debt obligations	$362,000	$167,000	$167,000	$28,000	--	--
Capital (finance) lease obligations	--	--	--	--	--	--
Operating lease obligations	$1,074,000	$284,000	$242,000	$193,000	$193,000	$162,000
Unconditional purchase obligations	--	--	--	--	--	--
Total contractual cash obligations	$1,436,000	$451,000	$409,000	$221,000	$193,000	$162,000

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

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Eli Rozen	52	Director, Chairman of the Board
Avi Landman	52	Director
Daniel Spira	52	Director
Avi Elkind	52	External Director
Michal Brikman	36	External Director

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

Daniel Spira, became a member of the Board of Directors on July 28, 2005 and is a member of the remuneration committee as well as the audit committee. Mr. Spira is a Certified Public Accountant with extensive management and accounting experience. Since 1985, Mr. Spira is a partner in an accounting firm, which is one of the top professional services firm in Israel in the field of Internal auditing. In addition to his appointment to SuperCom’s Board of Director, he also serves on the Board of another public companies in Israel.

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

Michal Brikman, an external Director, became a member of the Board of Directors on October 28, 2004. Ms. Brikman is a Certified Public Accountant with extensive management and accounting experience. Since 2000, Ms. Brikman has been a business consultant at Daniel Doron Business Consulting. In addition to her appointment to SuperCom’s Board of Director, she also serves on the Board of another public companies in Israel.  Ms. Brikman received her Masters in Finance from Baruch College in New York City and later relocated to Israel.

Executive Officers and Key Employees

Our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Eyal Tuchman	38	Chief Executive Officer
Eli Basson	45	Vice President IPS (Int'l Project Solutions) Division
Yaron Shalom	39	Vice President, Chief Financial Officer
Moshe Wolfson	54	Vice President, Sales
Gali Gana	40	Internal Auditor

Eyal Tuchman, Chief Executive Officer. In April 2006, Mr. Tuchman became SuperCom’s Chief Executive Officer, after 4 years of service as SuperCom’s Chief Financial Officer and Chief Operational Officer. Mr. Tuchman brings to SuperCom years of experience in business development finance and operational management in publicly traded companies. Prior to joining us in 2002, he served as Chief Financial Officer of Magam Group, a company traded on the Tel-Aviv Stock Exchange, from 1996 to 2002, and before that, was a Senior Auditor at Kesselman & Kesselman (today, PriceWaterhouseCoopers). Mr. Tuchman holds a B.A. in Economics & Accounting from Ben Gurion University, as well as a C.P.A.

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

Yaron Shalom, Vice President, Corporate Finance and Chief Financial Officer. Mr. Shalom joined us on June 11, 2006 and brings with him years of financial management experience, having served as Chief Financial Officer at a number of multinational high-tech companies, including BigBand Networks and Finjan Software. Prior to joining us, Mr. Shalom served as Chief Financial Officer of Messagevine from October 2004 until March 2006. From August 1999 until September 2004, Mr. Shalom served as Chief Financial Officer of BigBand Networks. Mr. Shalom is a licensed CPA and holds an M.B.A. in Finance and Marketing and a B.A. in Accounting and Economics, both from Tel Aviv University.

On June 29, 2006, our board of directors unanimously resolved that Eyal Tuchman, our current Chief Executive Officer and former Vice President, Corporate Finance and Chief Financial Officer, will remain our principal financial officer until ninety (90) days following Mr. Shalom’s hire date of June 11, 2006.

Moshe Wolfson, Vice President of Sales for the Public Sector - Federal, State and Local in the United States. Mr. Wolfson is responsible for SuperCom's business partnerships with system integrators and solution providers. Prior to joining SuperCom in 2003, Mr. Wolfson was Vice President of Sales and Marketing at dsIT Technologies, a solution technology provider for Real Time military solutions. Prior to this, Mr. Wolfson was Executive Vice-President of Malam Systems, one of Israel’s major systems integration and software development companies and managed the IT Division. Mr. Wolfson has a M.B.A. from Tel Aviv University and a B.Sc. in Mathematics and Computer Science. He has been a lecturer in Information Technology since 1987. Mr. Wolfson served in the Israeli Army Computer Centre.

Gali Gana, is our internal auditor since August 2005. Mr. Gana has years of experience in internal audit and investigation audit. Since 1997 Mr. Gana is a partner in an accounting firm. Mr. Gana holds a B.A. in BusinessAdministrative & Accounting from Hmichlala Leminhal, as well as a C.P.A and M.A in Internal audit and Public Administration from Bar-Ilan University, C.I.A (certified internal auditor) and C.I.S.A (certified information system auditor).

B.    Compensation

The aggregate amount of compensation paid by us to our board members and our President and Chief Executive Officer, Vice President, IPS Division, an Vice President, Corporate Finance and Chief Financial Officer, and Vice President, Sales (collectively, the "Named Executive Officers") as a group for the twelve months ended December 31, 2005 was approximately $840,000 This sum includes amounts paid for salary and social benefit.. In addition, we have provided automobiles to our executive officers at our expense.

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

On January 26, 2003, at a special general meeting, our shareholders approved the grant to each of our directors who is not an external director, commencing on October 1, 2002, a monthly $1,000 fee and participation remuneration per meeting of the Board of Directors, provided however, that each of the directors who is not an external director shall be entitled to an aggregate sum of monthly remuneration and participation remuneration of not more than $18,000 per year.

As of December 31, 2005, we had set aside approximately $ 95,000 to provide pension, retirement or similar benefits for our board of directors and Named Executive Officers.

Option/SAR Grants during the Year Ended December 31, 2005

During the twelve months ended December 31, 2005, we granted the following options to purchase ordinary shares under our 2003 Employee Stock Option Plan to the following directors and Named Executive Officers.

Name	Options to Purchase Ordinary Shares Awarded during FY Ended Dec. 31, 2005	Exercise Price	Expiration Date
Eli Rozen	250,000	0.85	10 January, 2015
Eli Rozen (1)	50,000	0.85	10 January, 2015
Avi Landman	50,000	0.85	10 January, 2015

(1). Held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”).

Aggregated Option/SAR Exercises during the Year Ended December 31, 2005 and Financial Year-end Option/SAR Values

The following table sets out (i) the number of ordinary shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2005 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2005:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End ($) Exercisable/ Unexercisable (1)
Avi Schechter - President, Chief Executive Officer	70,000	141,600	830,000	$61,600
Eyal Tuchman - Vice President, Chief Financial Officer	20,000	40,620	380,000	$29,400
Eli Basson - Vice President, Research and Development and Chief Operating Officer	-	-	300,922	$15,158
Moshe Wolfson Vice President Sales	15,000	30,370	185,000	$9,800

(1) Based on the closing price of our ordinary shares on the OTC Bulletin Board of $ 0.7 on December 31, 2005 minus the exercise price multiplied by the number of option.

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

 C.    Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office
Eli Rozen	Director Chairman of the Board	1988-present July 25, 2000-present
Avi Landman	Director	1988-present
Avi Elkind	External Director	July 25, 2000-present
Michal Brikman	External Director	October 28, 2004-present
Daniel Spira	Director	July 28, 2005-present

Our Articles of Association provide that the minimum number of members of the Board of Directors is two and the maximum number is eight. The Board of Directors is presently comprised of five members, two of whom were elected as external directors under the provisions of the Companies Law (discussed below) by the shareholders at our 2004 Annual General Meeting of Shareholders. All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Avi Elkind and Michal Brikman, who shall hold office until June 30, 2006 and October 2007, respectively.

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

Pursuant to a recent amendment to the Companies Law, at least one of the external directors, as well as a number of the non-external directors to be determined by the board of directors, are required to have “accounting and financial skills” and the other external directors are required to have "professional skills", as such terms are defined in regulations recently promulgated under the Companies Law.

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

Board Committees

We have the following committees:

Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors of a public company, any director employed by or providing other services on a regular basis to the company and the controlling shareholder or any relative of the controlling shareholder of such company may not be members of the audit committee of the company. We have an audit committee (the "Audit Committee"), a majority of whose members, including the Chairman, satisfy the criteria of independence as required by Israeli law. The functions of the Audit Committee include, among others, reviewing and evaluating the results and scope of the audit and other services provided by our independent accountants. In addition, tasks include reviewing our accounting principles and system of internal auditing controls and approving actions or transactions requiring Audit Committee approval under the Companies Law or the Articles of Association. The Audit Committee is comprised of Mr. Avi Elkind, Ms.Michal Brikman and Mr. Daniel Spira.

Remuneration Committee

We have a remuneration committee (the "Remuneration Committee"). The Remuneration Committee is responsible for making recommendations on remuneration of Named Executive Officers and the implementation of the Employee Share Option Plan. The Named Executive Officers and our senior officers are paid fairly and commensurably with their contributions to furthering our strategic direction and objectives. We also grant stock options to our officers, directors and employees from time to time in accordance with our stock option plan. The Remuneration Committee is comprised of Avi Elkind, Ms. Michal Brikman and Mr. Daniel Spira.

Management Employment Agreements

We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance and an Education Fund and severance benefits. All of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

D.    Employees

As of December 31, 2005 and December 31, 2004, we had 57 and 67 full-time employees, respectively. The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005

Research, Development & Manufacturing	21	28	24
Marketing and Sales	27	27	23
Administration	11	12	10
Total	59	67	57

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

As of December 31, 2005 all but 18 of our employees are located at our, Israel location.

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

Generally, all male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

All of our employees have entered into confidentiality agreements. We have also granted certain employees options to purchase shares of our ordinary shares under our option plan. We consider our relationship with our employees to be good and have never experienced a strike or work stoppage.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and Named Executive Officer as of May 31, 2006. As of that date, we had 23,315,994 ordinary shares outstanding.

Name	Ordinary Shares held directly and beneficially	% of Outstanding Ordinary Shares as of May 31, 2006
Eli Rozen	3,271,340(1)	13.54%
Avi Landman	2,429,097(2)	10.38%
Directors and Named Executive Officers as a Group ([9] persons)	6,716,359(3)	26.59%

(1) Includes (a) 2,425,359 shares held directly by Eli Rozen, and (b) options to purchase 845,981 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2006, of which 679,314 ordinary shares are held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”).
(2) Includes (a) 2,345,764 ordinary shares held by Avi Landman, of which 500,000 shares are held by Ashland Investments LLC, a limited liability company solely owned by Mr. Landman (“Ashland”), and (b) options to purchase 83,333 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2006.
(3) Includes options to purchase 1,945,236 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2006.

All of our ordinary shares have identical voting rights.

Share Option Plans

On February 14, 1999, the Board of Directors adopted, and our shareholders subsequently approved, the 1999 Employee Stock Option Plan Option Plan, which was amended and restated in March 2002(the "1999 Option Plan"). We no longer use the 1999 Option Plan to issue stock options. In 2003, we adopted a new stock option plan under which we now issue stock options (the “Option Plan”). In December 2004, we filed a Registration Statement on Form S-8 with the SEC registering (i) 1,000,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 3,494,315 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 643,595 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan.The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. Under the Option Plan, options to purchase an aggregate of up to the number of our authorized ordinary shares (40,000,000) may, from time to time, be awarded to any employee, officer, director and/or consultant. The Option Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Tax Ordinance or any provision which may amend or replace it and rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Tax Ordinance. Options become exercisable ratably over a period of three to five years, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants.

During 2005, options to purchase a total of 540,000, 165,005, and 221,666 ordinary shares (having respective weighted exercise prices of $0.84, $0.94 and $0.42 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of December 31, 2005, under this Plan, options to purchase a total of 3,505,706 ordinary shares and having a weighted average exercise price of $0.98 per share, were outstanding.

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

On December 29, 2005, our Board of Directors and our audit committee, approved the acceleration of the vesting schedule for certain of the stock options granted to our employees and officers as an incentive. As a result, options to purchase a total of 712,500 ordinary shares became exercisable as of such date.

A summary of our stock option activity, and related information is as follows:

	Year ended December 31
	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	880,712	$2.88	1,534,514	$1.17	3,352,377	$0.97
Granted	1,005,981	$0.42	2,030,000	$1.23	540,000	$0.84
Exercised	(200,533)	$0.42	-	$-	(221,666)	$0.42
Canceled and forfeited	(151,646)	$0.72	(212,137)	$5.03	(165,005)	$0.94
Outstanding at end of year	1,534,514	$1.17	3,352,377	$0.97	3,505,706	$0.98
Exercisable at end of year	1,113,580	$1.44	1,681,360	$0.58	3,032,372	$1.03

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price

$ 0.42 - $ 1	2,852,115	7.97	$0.62	2,378,781	$0.61
$ 2 - $ 2.52	640,000	8.69	$2.51	640,000	$2.51
$ 4.00 - $ 5.62	11,201	2.74	$4.73	11,201	$4.73
$ 9.64	2,390	0.54	$9.64	2,390	$9.64

	3,505,706	8.08	$0.99	3,032,372	$1.03

ITEM 7.    Major Shareholders And Related Party Transactions.

A.    Major shareholders

The following table lists the beneficial ownership of our securities as of May 31, 2006 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The principal address of our directors and executive officers listed below (all but Jacob Hassan, Special Situations Fund III, L.P., Special Situations Fund III, Q.P .P.. and Special Situations Cayman Fund, L.P.  ) is c/o SuperCom Ltd., Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options or warrants exercisable within 60 days of May 31, 2006 and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Jacob Hassan (1)	2,346,358	10.06%
Avi Landman (2)	2,429,097	10.38%
Eli Rozen (3)	3,271,340	13.54%
Special Situations Fund III, L.P. (“SSF”)(4)	6,525,327	27.04%
Special Situations Fund III, Q.P. (“SSFQP”)(5)	6,525,327	27.04%
Special Situations Cayman Fund, L.P. (“Cayman”)(6)	6,525,327	27.04%

(1)	Mr. Hassan’s address is 21 Shnat Hayovel, Hod Hasharon , Israel.
(2)
Includes (a) 2,345,764 ordinary shares held by Avi Landman, of which 500,000 shares are held by Ashland, and (b) options to purchase 83,333 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.

(3)
Includes (a) 2,425,359 shares held directly by Eli Rozen, and (b) options to purchase 845,981 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, of which 679,314 ordinary shares are held by Finel.

(4)
Includes (a) 328,261 ordinary shares, (b) options to purchase 90,990 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, (c) 3,752,074 shares held by its affiliate, SSFQP, (d) options held by SSFQP to purchase 1,038,042 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, (e) 1,033,702 ordinary shares held by its affiliate, Cayman, and (f) options held by Cayman to purchase 282,258 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.

(5)
Includes (a) 3,752,074 ordinary shares, (b) options to purchase 1,038,042 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, (c) 328,261 shares held by its affiliate, SSF, (d) options held by SSF to purchase 90,990 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, (e) 1,033,702 ordinary shares held by its affiliate, Cayman, and (f) options held by Cayman to purchase 282,258 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.

(6)
Includes (a) 1,033,702 ordinary shares, (b) options to purchase 282,258 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, (c) 3,752,074 shares held by its affiliate, SSFQP, (d) options held by SSFQP to purchase 1,038,042 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005, (e) 328,261 ordinary shares held by its affiliate, SSF, and (f) options held by SSF to purchase 90,990 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2005.

To the best of our knowledge based on the information known to us, there have not been any significant change in the percentage ownership of the Company’s major shareholders during the last three years other than changes resulting from our private placements in 2004 and 2005 and the exercise of warrants issued in those offerings, and the grant of options to Messrs. Rozen and Landman.

As of December 31, 2005, to the best of our knowledge based on the information available to us, we had approximately 70 total registered holders of our ordinary shares. As of December 31, 2005 to the best of our knowledge based on the information available to us, approximately 40% of our total outstanding ordinary shares were held by U.S. residents.

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

On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors who is one of the co-founders of the Company. In consideration of these services, the Company has undertaken to pay $ 10,500 per month plus motor vehicle expenses. In addition the Company pays $ 1,500 per month as a directors fee. During 2003, 2004 and 2005 the Company paid $ 147,000, $ 144,000 and $ 144,000 pursuant to this agreement.

On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, who is one of the Company's co-founders and a principal shareholder. On January 13 2005, the general shareholders meeting approved the following amendments:

•	As of the date of the approval of the General Shareholders Meeting, to increase the consideration set forth in the said agreement to an amount of $ 7,000 per month.
•
Upon the termination of the current car leasing period, to upgrade the car provided, to any car whose leasing price is up to NIS 4,200 (approximately $ 1,000 as of December 31, 2005), (excluding tax) per month.

•	To grant a one-time bonus of NIS 130,000 (approximately $ 30,000 as of December 31, 2005), including VAT.

In consideration of these services, the Company has undertaken to pay $ 7,000 per month plus motor vehicle expenses. In addition the Company pays $ 1,500 per month as a directors fee. During 2003, 2004 and 2005, the Company paid $ 76,000, $ 73,000 and $ 132,000, pursuant to this agreement.

On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company. In consideration for these services, the Company has undertaken to pay $ 4,600 per month plus motor vehicle expenses. During 2003, 2004 and 2005, the Company paid $ 68,000, $ 69,000 and $ 71,000, pursuant to this agreement.

During 2004, our Board of Directors approved the granting of stock options to certain of our Named Executive Officers. Please see the section captioned “Option/SAR Grants during the Year Ended December 31, 2004” under Section B of Item 6 above for a description of these stock option grants.

On January 13, 2005 the general shareholders meeting approved among other items the board of directors decision dated October 4, 2004 to grant an option to acquire up to 300,000 shares of the Company to the chairman of the board of directors and 50,000 shares of the Company to each of the two directors of the Company, who are not outside directors. The exercise price under the terms of such options is $ 0.85 per share. Those options were granted as compensation for their efforts in a private placement during 2004.

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

Dividend Policy

         We have not distributed a dividend since August 27, 1997 and we do not anticipate any dividend distribution in the foreseeable future. Dividends may only be paid out of our profits legally available for distribution (the “Profits Criteria”) under the Israeli Companies Law, 5759-1999 (the “Companies Law”),, and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Companies Law requirements, a payment which does not meet the Profit Criteria, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due.

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

Export Sales

Sales in Israel during the year 2003, 2004 and 2005 was $ 460,000, $ 320,000and $210,000, respectively. Export sales during the year 2003, 2004 and 2005 was $ 6,784,000 (94%), $ 7,024,000 (96%) and $ 8,252,000 (98%), respectively.

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

1.     The following table set forth the annual high and low market prices of our ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board for our five most recent full financial years:

NasdaqEurope/Euronext OTC-BB
Fiscal year ended:	High $	Low $	High ($)	Low ($)
Dec-05	$2.79	$0.53	$2.56	$0.56
Dec-04	$2.66	$0.55	$2.65	$2.14
Dec-03	$0.75	$0.28	-	-
Dec-02	$0.565	$0.1	-	-
Dec-01	$1.6	$0.25	-	-

2.     The following table set forth the high and low market prices of our ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board for each full financial quarter for our two most recent full financial years and any subsequent period:

NasdaqEurope/ Euronext OTC-BB
Quarter ended:	High ($)	Low ($)	High ($)	Low ($)
Q1/06 Jan-Mar	$0.87	$0.54	$1.1	$0.61
Q4/05 Oct-Dec	$0.79	$0.53	$0.89	$0.56
Q3/05 July-Sept	$0.82	$0.74	$0.95	$0.66
Q2/05 Apr-Jun	$2.22	$0.75	$2.38	$0.68
Q1/05 Jan-Mar	$2.79	$1.92	$2.56	$2.20
Q4/04 Oct-Dec	$2.66	$0.82	$2.65	$2.14
Q3/04 July-Sept	$1.04	$0.79	-	-
Q2/04 Apr-Jun	$1.205	$0.616	-	-
Q1/04 Jan-Mar	$0.73	$0.546	-	-

3.     The following table set forth the high and low market prices of our ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board for each month for our most recent six months:

NasdaqEurope / Euronext OTC-BB
	High ($)	Low ($)	High ($)	Low ($)
May-06	$0.76	$0.58	$0.88	$0.67
April-06	$0.78	$0.74	$0.87	$0.75
March-06	$0.84	$0.75	$0.95	$0.73
Feb-06	$0.87	$0.77	$1.1	$0.8
Jan-06	$0.82	$0.54	$0.95	$0.61
Dec-05	$0.60	$0.53	$0.70	$0.56

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

Israeli Taxation

The following is a summary of the current material Israeli tax laws applicable to companies in Israel with special reference to its effect on us. This section also contains a discussion of certain Israeli government programs from which we may benefit. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 5% or more of our outstanding capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Accordingly, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

The following discussion describes the material Israeli tax consequences regarding ownership and disposition of SuperCom’s ordinary shares applicable to non-Israeli shareholders, including U.S. shareholders.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at a rate that is 34% for the 2005 tax year. This rate was 35% in the 2004 tax year and will be 31% in the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% thereafter.

However, as discussed below, the rate is effectively reduced for income derived from an “approved enterprise.”

Special provisions relating to taxation under inflationary conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The provisions that are material to us, are summarized as follows:

➢
Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the above excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index.

➢	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

➢	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. We are taxed under this law. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements.

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), a company qualifies as an “Industrial Company” if it is a resident in Israel and at least 90% of its income in a given tax year (exclusive of certain income) is derived from Industrial Enterprises which was defined as an enterprise whose major activity in a particular tax year is industrial manufacturing. As of the date of this prospectus, we were qualified as such.

A qualifying Industrial Company is entitled to deduct expenses related to public offering in equal amounts over three years and is also entitled to amortization of the cost of purchased know-how and patents over an eight - year period for tax purposes. Additionally, under certain income tax regulations, Industrial Companies qualify for special accelerated depreciation rates. An Industrial Company owning an Approved Enterprise (see “Law for the Encouragement of Capital Investments, 1959” below) may choose between the above depreciation rates and the depreciation rules available to Approved Enterprises.

Qualification as an Industrial Company is not conditional upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that we will continue to qualify as an Industrial Company or will in the future be able to avail itself of any benefits available to companies so qualifying.

Law for the Encouragement of Capital Investment, 1959

The Law for the Encouragement of Capital Investment, 1959 (the “Investment Law”) provides that capital investment in a production facility (or other eligible assets) may, upon application to the Israeli Investment Center, be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. A company having an Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants and tax benefits.

In April 2005, a comprehensive amendment to the Investment Law came into effect. Our current tax benefits are subject to the provisions of the Investment Law prior to its revision, while new benefits that will be received in the future, if any, will be subject to the provisions of the Investment Law, as amended. Accordingly, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

According to the Investment Law prior to its amendment, in order to obtain benefits, an approval from the Investment Center of the Israeli Ministry of Industry and Trade had to be obtained. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and 10 years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise should not be divided between the different Approved Enterprises and would therefore not enjoy tax benefits.

Income derived from an Approved Enterprise is generally subject to a tax rate of 25% for a period of seven years. However, further reductions in tax rates depending on the percentage of the non-Israeli investment in a company’s share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the non-Israeli investment level is 49% or more but less than 74%, 15% if the non-Israeli investment level is 74% or more but less than 90%, and 10% if the non-Israeli investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or 10 years with respect to a company whose foreign investment level exceeds 25% during the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated and (b) 14 years from the year of receipt of Approved Enterprise status.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the Approved Enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 20% or 25% for a substantial shareholder after such period or a lower rate as provided by a relevant treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

The benefits available to an Approved Enterprise are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, plus an amount linked to the Israeli consumer price index, plus interest and penalties.

Pursuant to the recent amendment to the Investment Law, only Approved Enterprises receiving cash grants require the approval of the Investment Center. Approved Enterprises that do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval. In lieu of such approval, these Approved Enterprises are required to make certain investments as specified in the law. Such Approved Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law.

The amended Investment Law specifies certain conditions that an Approved Enterprise has to comply with in order to be entitled to benefits. These conditions include:

➢	that the Approved Enterprise’s revenues from any single country not exceed 75% of the Approved Enterprise’s total revenues; or

➢	that 25% of the Approved Enterprise’s revenues during the benefits period be derived from sales into a single country with a population of at least 12 million.

In addition, the amendment addresses benefits that are being granted to Approved Enterprises and the length of the benefits period. For example, under the alternative program, an Approved Enterprise located in certain areas that used to be tax-exempt is now entitled to elect to pay an 11.5% tax rate instead, and, in such case, upon the distribution of its profits, no additional corporate tax will be paid. In addition, if an Approved Enterprise elects to pay the 11.5% tax rate, dividends that may be distributed to foreign residents will be subject only to a 4% withholding tax.

SuperCom has three Alternative Benefits Programs under the Investment Law, which entitle us to certain tax benefits. The benefits available to a company having an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval We believe our Approved Enterprises operate in substantial compliance with all such conditions and criteria as of December 31, 2005.

Taxation of Capital Gains Applicable to Israeli Shareholders and Non-Israeli Shareholders

General

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Israeli residents

Individuals and corporations which are not subject to the provisions of the Inflationary Adjustments Law The law in effect until December 31, 2005

Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel. (such as NASDAQ) or companies traded on both the TASE and NASDAQ or another recognized stock market. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Corporations which are subject to the provisions of the Inflationary Adjustments Law

In 2005, the gain on the sale of securities is subject to tax at the date of sale, at the corporate tax law for that year ( 34%), on the entire increase in value in real terms from the date of purchase until the date of sale.

The law, commencing January 1, 2006:

Individuals:

Commencing in January 1, 2006, a real capital gain deriving to an individual will be taxed at a rate of 20%, on condition that the income is not classified as business income from the vantage point of the individual. This will apply to the entire real capital gain accrued since the date of purchase, or since January 1, 2003 if the purchase preceded that date.

Notwithstanding the above, the real capital gain will be taxed at a rate of 25% in the following instances:

1. The individual deducts interest expenses and linkage differentials.

2. The seller is a "significant shareholder" at the date of the sale of the securities or at any time during the 12-month period preceding the sale. A "significant shareholder" is defined in general as shareholder who holds, either directly or indirectly, alone or together with another, at least 10% of any form of a means of control in a company. The term "together with another" means together with a relative, or together with someone who is not a relative with which the individual, either directly or indirectly, has a regular cooperative agreement regarding the affairs of the company.

Companies not subject to the provisions of the Adjustment Law:

Companies not subject to the provisions of the Adjustment Law in 2005, will be taxed at a rate of 25% upon the capital gain on the sale of securities in the period 2006 - 2009. In 2010 and thereafter, capital gains will be taxed at a corporate rate, which in 2010 is expected to be 25%.

Companies subject to the provisions of the Adjustment Law:

The real capital gain on the sale of securities by a company subject to the provisions of the Adjustment Law will be taxed at the corporate tax rate applicable during the year of sale, as follows: 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 - 25%.

Non-Israeli residents:

Non-residents of Israel will be exempt from capital gains tax in relation to the sale of ordinary shares for as long as (a) the ordinary shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (b) the capital gains are not accrued or derived by the non-resident shareholder’s permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the non-resident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance.

However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, pursuant to the Income Tax Treaty between Israel and the United States, which we refer to as the Tax Treaty, gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to US residents under the Tax Treaty, referred to as a Treaty US Resident, would not be subject to Israeli capital gains tax, unless such Treaty US Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

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

Income Taxes on Dividend Distribution to Israeli and Non-Israeli Shareholders

According to the Israeli tax law, any distribution of dividend from income attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 15%.

Any distribution of dividend from income, which is not attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 20%, except for dividend distributed, to Individual deemed “a substantial shareholder” which will be subject to tax at the rate of 25%.

Under the Tax Treaty, the maximum Israeli withholding tax on dividends paid to a holder of shares who is a Treaty US Resident is 25%. However, as mentioned above under “—Law for the Encouragement of Capital Investments, 1959”, dividends of an Israeli company paid out of income derived from an Approved Enterprise during the benefit period will still be subject to a reduced tax rate of 15%.

The Tax Treaty further provides that a 12.5% Israeli withholding tax would apply to dividends paid to a US corporation owning 10% or more of an Israeli company’s voting stock during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividend.

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

United States Federal Income Taxation

General

The following is a summary of certain material U.S. federal income tax consequences to U.S. persons holding our ordinary shares and warrants (“U.S. holders”) of purchasing, owning, and disposing of such shares and warrants. For this purpose, a U.S. person is, in each case as defined for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation under federal income tax laws created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust that is subject to the primary supervision of a court over its administration and one or more U.S. persons control all substantial decisions, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury Regulations. This summary does not address any tax consequences to persons other than U.S. persons.

This discussion is a general summary and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders based on their particular investment or tax circumstances. It does not address any tax consequences to certain types of U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, partnerships or other pass-through entities for U.S. federal tax purposes, regulated investment companies, real estate investment companies, expatriates, persons liable for alternative minimum tax, persons owning, directly or by attribution, 10 percent or more, by voting power or value, of our ordinary shares, persons whose “functional currency” is not the United States dollar, or persons holding ordinary shares or warrants as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction.

This summary addresses only ordinary shares and warrants that: (a) are held as capital assets; (b) were acquired upon original issuance at their initial offering price.

This summary relates only to U.S. federal income taxes. It does not address any other tax, including but not limited to state, local, or foreign taxes, or any other U.S. federal taxes other than income taxes.

The statements in this summary are based on the current U.S. federal income tax laws as contained in the Internal Revenue Code, Treasury Regulations, and relevant judicial decisions and administrative guidance. The U.S. federal tax laws are subject to change, and any such change may materially affect the U.S. federal income tax consequences of purchasing, owning, or disposing of our ordinary shares or warrants. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this summary to be inaccurate. There can be no assurance that the positions we take on our tax returns will be accepted by the Internal Revenue Service.

This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific U.S. federal, state, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of our ordinary shares and warrants and the effect of potential changes in applicable tax laws.

Dividends

A U.S. holder will be required to take into account as dividends any distributions with respect to our ordinary shares made out of our current or accumulated earnings and profits. The dividends received deduction will not be available to a U.S. holder that is taxed as a corporation. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to capital gains, if certain holding period and other conditions are satisfied, through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. Dividends will generally be from a non-U.S. source and treated as “passive income” or “financial services income” for U.S. foreign tax credit purposes.

The amount of any dividend paid in Israeli currency will equal its U.S. dollar value, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the Israeli currency is converted into U.S. dollars. If the Israeli currency is not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Israeli currency equal to its U.S. dollar value on the date of receipt. Any subsequent gain or loss upon the conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from U.S. sources.

A U.S. holder will not incur tax on a distribution with respect to our ordinary shares in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s ordinary shares. Instead, the distribution will reduce the adjusted basis of the shares. Any such distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis will be treated as capital gain, long-term if the U.S. holder has held the shares for more than one year, and generally will be gain or loss from U.S. sources. See “Disposition of Ordinary Shares or Warrants” below for a discussion of capital gains tax rates and limitations on deductions for losses.

Exercise or Lapse of Warrants

Upon the exercise of our warrants, a U.S. holder will not recognize gain or loss and will have a tax basis in the ordinary shares received equal to the U.S. holder’s tax basis in the warrant plus the exercise price of the warrant. The holding period for the shares purchased pursuant to the exercise of a warrant will begin on the day following the date of exercise and will not include the period during which the U.S. holder held the warrant. If a warrant lapses unexercised, a U.S. holder will recognize a capital loss in an amount equal to its tax basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year. See “Disposition of Ordinary Shares or Warrants” below for a discussion of capital gains tax rates and limitations on deductions for losses. The loss will generally be from U.S. sources, but the loss may be from a non-U.S. source under some circumstances under the U.S.-Israel Tax Treaty. U.S. holders should consult their own independent tax advisors regarding the sourcing of any losses due to the lapse of our warrants before exercise.

Disposition of Ordinary Shares or Warrants

In general, a U.S. holder must treat any gain or loss recognized upon a taxable disposition of our ordinary shares or warrants as capital gain or loss, long-term if the U.S. holder has held the shares or warrants for more than one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost less any return of capital. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a reduced maximum rate of 15 percent through December 31, 2008, after which the maximum capital gains rate is scheduled to return to 20 percent. The deduction of capital losses is subject to limitations, as are losses upon a taxable disposition of our ordinary shares or warrants if the U.S. holder purchases, or enters into a contract or option to purchase, substantially identical stock or securities within 30 days before or after any disposition. Gain or loss from the disposition of our ordinary shares or warrants will generally be from U.S. sources, but such gain or loss may be from a non-U.S. source under some circumstances under the U.S.-Israel Tax Treaty. U.S. holders should consult their own independent tax advisors regarding the sourcing of any gain or loss on the disposition of our ordinary shares or warrants, as well as regarding any foreign currency gain or loss in connection with such a disposition.

Credit for Foreign Taxes Withheld

Payments to U.S. holders as dividends or consideration for ordinary shares or warrants may in some circumstances be subject to Israeli withholding taxes. See “Israeli Taxation” above. Generally, such withholding taxes in lieu of Israeli income taxes imposed on such transactions are creditable against the U.S. holder’s U.S. tax liability, subject to numerous U.S. foreign tax credit limitations, including additional limitations in the case of qualified dividends eligible for the maximum rate accorded to capital gains. A U.S. holder should consult its own independent tax advisor regarding use of the U.S. foreign tax credit and its limitations. A U.S. holder (except an individual who does not itemize deductions) may elect to take a deduction rather than a credit for foreign taxes paid.

Passive Foreign Investment Company

A “passive foreign investment company” (“PFIC”) is defined as any foreign corporation at least 75 percent of whose consolidated gross income for the taxable year is passive income, or at least 50 percent of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. We believe that the corporation is not and has not been a PFIC for U.S. federal income tax purposes, and we expect that it will not become a PFIC. If we were to become a PFIC, then all U.S. holders would be required either: (i) to include in their taxable income certain undistributed amounts of our income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain “excess distributions” (defined to include gain on the sale of ordinary shares). In addition, if we are a PFIC, individual U.S. holders will not be eligible for the maximum capital gains tax rate on qualified dividends.

Backup Withholding and Information Reporting

A non-corporate U.S. holder may, under certain circumstances, be subject to information reporting requirements and backup withholding at a rate of 28 percent on payments of dividends, interest, and other reportable payments. A non-corporate U.S. holder should consult its own independent tax advisor regarding the possibility of information reporting and backup withholding on payments in connection with the purchase, ownership, or disposition of our ordinary shares or warrants.

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

Our financial market risk includes risks related to international operations and related foreign currencies. We anticipate that sales outside of North America will continue to account for a significant portion of our consolidated revenue in 2006. To date, most of our sales have been valued in dollars. In future periods, we expect our sales to be principally valued in dollars, eliminating foreign currency exchange risk.

We value expenses of some of our international operations, such as Israel and Hong Kong, in each country's local currency and therefore are subject to foreign currency exchange risk. However, through December 31, 2005, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates, although we have incurred a loss of $48,000 in the year ended December 31, 2005 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel or Hong Kong that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

Our exposure to market risks for changes in interest rates relates primarily to our credit facility. At December 31, 2005, our financial market risk related to this debt was immaterial. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

ITEM 12. Description of Securities Other than Equity Securities..

Not applicable.
PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

A.	None.

B.	None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	None.

B.	None.

C.	Not applicable.

D.	No changes.

E.	None.

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on our evaluation, which was performed under the supervision and with the participation of our management including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the CEO and CFO have concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e) of the Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report are effective to provide reasonable assurance that information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported as and when required. The CEO and CFO have indicated that there have been no significant changes in the internal controls or other factors that could significantly affect internal controls subsequent to the above-mentioned evaluation, Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 20-F for the fiscal year ended December 31, 2007, we will be required to furnish a report by management on our internal control over financial reporting, which report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls.

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Michal Brikman, who chairs our audit committee, is an “audit committee financial expert.” Ms. Brikman is an independent director under Nasdaq Market Place Rule 4200(a)(15).

ITEM 16B. Code of Ethics

Our board of directors adopted a code of ethics that applies to our chief executive officer, chief financial officer, director of finance, controller, and other persons performing similar functions a copy of which is filed as Exhibit 11.1 to this Annual Report. A copy of our code of ethics will be provided, without charge, upon written request of any person delivered as follows: Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel.

ITEM 16C. Principal Accountant Fees and Services

The following table presents the fees paid to our external auditors for professional services rendered in the years ended December 31, 2005 and 2004:

	2005	2004
Audit Fees	55,000	45,000
Audit-Related Fees	28,000	139,000
Tax Fees	-	20,000

Total	83,000	204,000

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III
ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
SuperCom Asia Pacific Limited

We have audited the accompanying balance sheets of SuperCom Asia Pacific Limited (the “Company”) as of December 31, 2005 and 2004, and the related statements of income, stockholders’ deficit and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited
Certified Public Accountants

Hong Kong,

February 13, 2006

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	79

Consolidated Balance Sheets	80-81

Consolidated Statements of Operations	82

Statements of Changes in Shareholders' Equity	83

Consolidated Statements of Cash Flows	84

Notes to Consolidated Financial Statements	85-119

- - - - - - - - - - - - - - - - - - - - -

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
SUPERCOM LTD.

We have audited the accompanying consolidated balance sheets of Supercom Ltd. (the "Company") and it's subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of "Supercom Asia Pacific Limited" a subsidiary, whose assets included in the consolidation constituted approximately 5% and 4% of total consolidated assets as of December 31, 2004 and 2005, respectively., and whose revenues included in the consolidation constituted approximately 28.5%, 33% and 26% of total consolidated revenues for the years ended December 31, 2003, 2004 and 2005, respectively. The financial statements of this subsidiary were audited by other independent auditors, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of this company, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Tel-Aviv, ISRAEL
March 2, 2006
(Except for Note 18, for which the date is June 29, 2006).

Head Office:
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv, 66184 ISRAEL
P.O.B. 36172, 61361
Tel. 972-3-7106666
Fax 972-3-7106660
info@gtfk.co.il
www.gtfk.co.il

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,894	$2,294
Restricted cash deposits	1,129	1,088
Short-term deposit	353	-
Marketable debt securities	-	650
Trade receivables (net of allowance for doubtful accounts of $ 3,347 and $ 3,397 as of December 31, 2004 and 2005, respectively)	1,463	1,053
Other accounts receivable and prepaid expenses	1,250	733
Inventories	2,165	2,205

Totalcurrent assets	9,254	8,023

INVESTMENTS AND LONG-TERM RECEIVABLES:
Long-term trade receivables	247	209
Investment in an affiliated company	275	275
Severance pay fund	428	492

Total long-term investments and receivables	950	976

PROPERTY AND EQUIPMENT, NET	3,641	3,210

INTANGIBLE ASSETS	93	67

Total assets	$13,938	$12,276

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$1,022	$855
Trade payables	1,135	770
Employees and payroll accruals	357	322
Accrued expenses and other liabilities	1,745	1,271

Total current liabilities	4,259	3,218

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	-	195
Accrued severance pay	564	616

Total long-term liabilities	564	811

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital: Ordinary shares of NIS 0.01 par value -
Authorized: 26,500,000 and 40,000,000 shares as of December 31, 2004 and 2005 respectively;
Issued and outstanding: 17,703,199 and 22,395,064 shares as of December 31, 2004 and 2005, respectively	51	61
Additional paid-in capital	29,094	31,702
Deferred stock compensation	(59)	(15)
Receipt on account of shares	143	564
Accumulated deficit	(20,114)	(24,065)

Total shareholders' equity	9,115	8,247

Total liabilities and shareholders' equity	$13,938	$12,276

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2003	2004	2005

Revenues	$7,244	$7,344	$8,462
Cost of revenues	3,102	3,730	4,293
Inventory write-off	-	-	287

Gross profit	4,142	3,614	3,882

Operating expenses:
Research and development	918	845	1,182
Selling and marketing	3,026	2,445	3,003
General and administrative	1,829	1,955	2,968
Restructuring expenses	-	-	496
Litigation settlement expenses	-	-	129

Total operating expenses	5,773	5,245	7,778

Operating loss	(1,631)	(1,631)	(3,896)
Financial expenses, net	(233)	(214)	(25)
Other expenses, net	(83)	(27)	(30)

Loss before income taxes	(1,947)	(1,872)	(3,951)
Impairment of investment in an affiliated company, net of taxes	(48)	-	-

Net Loss	$(1,995)	$(1,872)	$(3,951)

Net loss per share:

Basic and diluted net loss per share	$(0.15)	$(0.13)	$(0.21)

Weighted average number of ordinary shares outstanding	12,718,426	14,590,346	18,563,943

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share amounts

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated Deficit	Receipt on account of shares	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2003	12,706,339	40	25,730	(26)	(16,247)	-		9,497
Exercise of stock options	200,533	*) -	84	-	-	-		84
Amortization of stock compensation	-	-	-	26	-	-		26
Net loss	-	-	-	-	(1,995)	-	$(1,995)	(1,995)
Total comprehensive loss							$(1,995)
Balance as of December 31, 2003	12,906,872	40	25,814	-	(18,242)	-		7,612
Deferred stock compensation	-	-	68	(68)	-	-		-
Conversion of loan to ordinary shares, net	60,000	1	24	-	-	-		25
Issuance of shares in a private placement, net	4,029,415	9	2,451	-	-	-		2,460
Exercise of warrant	706,912	1	737	-	-	-		738
Receipt on account of share to be allotted	-	-	-	-	-	143		143
Amortization of stock compensation	-	-	-	9	-	-		9
Net loss	-	-	-	-	(1,872)	-	$(1,872)	(1,872)
Total comprehensive loss							$(1,872)
Balance as of December 31, 2004	17,703,199	51	29,094	(59)	(20,114)	143		9,115
Deferred stock compensation	-	-	11	(11)		-		-
Issuance of shares in a private placement, net	4,032,258	9	2,047	-	-	-		2,056
Exercise of warrants and options	659,607	1	550	-	-	(129)		422
Receipt on account of shares to be allotted	-	-	-	-	-	550		550
Amortization of stock compensation	-	-	-	55	-	-		55
Net loss	-	-	-		(3,951)	-	$(3,951)	(3,951)
Total comprehensive loss							$(3,951)
Balance as of December 31, 2005	22,395,064	$61	$31,702	$(15)	$(24,065)	$564		$8,247

*) Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net loss	$(1,995)	$(1,872)	$(3,951)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	371	338	772
Accrued severance pay	74	128	52
Amortization of deferred stock compensation	26	9	55
Decline in market value below cost of marketable debt securities	52	7	-
Decrease (increase) in trade receivables	30	(398)	448
Decrease (increase) in other accounts receivable and prepaid expenses	(239)	(403)	517
Decrease (Increase) in inventories	(92)	814	(40)
Increase (decrease) in trade payables	450	(31)	(365)
Increase (decrease) in employees and payroll accruals	73	51	(35)
Increase (decrease) in accrued expenses and other liabilities	(912)	747	(407)
Loss on sale of property and equipment	5	1	-
Accumulated interest on long-term loan	2	-	-
Write-off of investment in an affiliate	48	-	-

Net cash used in operating activities	(2,107)	(609)	(2,954)

Cash flows from investing activities:
Proceeds from sale of property and equipment	2	1	-
Purchase of property and equipment	(87)	(1,088)	(315)
Increase in severance pay fund	(45)	(95)	(64)
Proceeds from (investments in) restricted cash deposits, net	(1,044)	234	41
Proceeds from disposal of (investments in) short term deposits, net	(697)	344	353
Proceeds from (investment in) maturity of marketable debt securities	440	110	(650)
Acquisition of intangible assets	(70)	(37)	-

Net cash used in investing activities	(1,501)	(531)	(635)

Cash flows from financing activities:
Short-term bank credit, net	1,196	(1,122)	120
Issuance of share capital through a private placement, net of issuance costs	-	3,517	2,539
Proceed from exercise of options and warrants	-	84	422
Long-term loan received	250	400	500
Principal repayment of long-term loan	(410)	(574)	(592)

Net cash provided by financing activities	1,036	2,305	2,989

Increase (decrease) in cash and cash equivalents	(2,572)	1,165	(600)
Cash and cash equivalents at the beginning of the year	4,301	1,729	2,894

Cash and cash equivalents at the end of the year	$1,729	$2,894	$2,294

	Year ended December 31,
	2003	2004	2005
Supplemental disclosure of non-cash investing and financing activities:

Transfer of inventory to property and equipment	$-	$1,117	$-
Transfer of trade receivable to inventory	$-	$860	$-
Conversion of loan to ordinary shares	$-	$25	$-
Receivables on account of shares	$84	$-	$-
Accrued issuance costs	$-	$176	$109
Supplemental disclosure of cash flow information:

Cash paid during the year for:
Interest	$135	$128	$87

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
SuperCom Ltd. ("the Company") was established in 1988 in Israel and has been listed for trade since October 23, 2003 on the Euronext Brussels stock market, under the symbol “SUP”. Since November 5, 2004 the Company’s ordinary shares have also been trading on the OTC Bulletin Board market under the symbol "SPCBF.OB".

The Company is a technology integrator and provider of high-end smartcard systems. The Company functions as a "one-stop" technological integration and support source for smart card system integrators, utilizing its know-how and technologies. The Company is also a developer and provider of a wide-range of complementary technologies and solutions for the smartcard market. The Company develops and markets innovative and customizable smartcards, smartcard-related products, proprietary smartcard production technologies and advanced identification or ID technologies, complemented by brand protection and authentication technologies. The Company also sells specially designed kits containing the raw materials necessary to produce cards and smartcards.

The Company sells its products through centralized marketing offices in distinct world regions. The Company has a wholly-owned subsidiary in Hong-Kong, SuperCom Asia Pacific Limited; and another wholly- owned subsidiary in the United States, SuperCom Inc., that was established by the Company during 2003 in order to market commercial and governmental contactless smart cards and readers in the United States.

During the fourth quarter of 2005, the Company established a new subsidiary (80%), Pure RF Inc that began operations during January 2006 and will focus on new technology and solutions for active tracking of people and assets.

b.	Concentration of risk that may have a significant impact on the Company:

The Company derived most of its revenues from several major customers (see Note 14).

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

c.
In November and December of 2005, the Company received aggregate gross proceeds of $3,050 from a private placement to certain investors of 4,919,354 ordinary shares and five-year warrants to purchase 1,721,772 ordinary shares at an exercise price of $0.60 per share. (See note 12(f))

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US G.A.A.P”)

a.	Useof estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Most of the revenues of the Company and its subsidiaries are received in U.S. dollars. In addition, a substantial portion of the costs of the Company and its subsidiaries are incurred in dollars. Therefore, company management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation" (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (unless the minority shareholders have certain approval or veto rights) in Israel, the United States and Hong-Kong. Material intercompany transactions and balances were eliminated upon consolidation. Material profits from intercompany sales, not yet realized outside the group, were also eliminated

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

e.	Restricted cash:

Restricted cash is invested in certificates of deposit, which mature within one year, and is used to secure agreements with a customer or a bank.

f.	Short-term deposits:

The Company classifies deposits with maturities of more than three months and less than one year as short-term deposits.

g.	Marketable debt securities:

The Company accounts for investments in marketable debt securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable debt securities and commercial papers at the time of purchase and reevaluates such determinations at each balance sheet date.
As of December 31, 2005, all securities covered by SFAS No. 115 were designated by Company Management as trading securities.

As such, the securities are stated at market value. The changes in market value of these securities are carried to financial income or expense.

Trading gains for the year 2005 amounted approximately to $15 in respect to trading securities held by the Company as of December 31, 2005.

h.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined with respect to specific amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available on such customers.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw materials, parts and supplies - using the moving "average cost" method.

Work-in-progress and finished products - on the basis of direct manufacturing costs, with the addition of allocable, indirect manufacturing costs.

j.	Investment in an affiliated company and a majority owned subsidiary:

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

The investment in a majority-owned company is presented using the equity method of accounting due to substantive participation rights held by the minority, which impacts the Company’s ability to exert control over the subsidiary. (See Note 5).

k.	Property and equipment:

Property and equipment (including self construction equipment) are stated at cost, net of accumulated depreciation. Self-construction equipment costs represent the incremental direct costs that are identifiable with, and related to, the construction and installation of the equipment and that are necessary to get it ready for its intended use. Those costs include amounts paid to outside contractors and payroll-related costs of employees that are engaged in the construction and installation of the equipment.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

%

Computers and peripheral equipment	33
Machinery and peripheral equipment	6 - 20
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

l.	Impairment of long lives assets and intangible assets:

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

m.	Accrued severance pay:

The liabilities of the Company for severance pay are calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all its employees is fully covered by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is presented as an asset in the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $153, $151 and $ 115, respectively.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Intangible assets:

Intangible assets acquired on or after July 1, 2001, are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and other Intangible Assets.

o.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, training and installation. The sale of products involves the sale of the Smartcard System and raw materials. The Company sells its products through centralized marketing offices in distinct world regions.

Product sales of smartcard systems, contactless smart card Production Line 1000 (SPPL 1000) and raw materials are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

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

Maintenance and support revenues included in multiple-element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. For these multiple element arrangements, the Company accounts for each unit of the contract (maintenance, support and services) as a separate unit when each unit provides value to the customer on a stand-alone basis and there is objective evidence of the fair value of the stand-alone unit.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is entitled to royalties upon sales of smartcard systems. Such royalties are recognized when the sales are reported to the Company. (mainly on a monthly basis)

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

The Company recognizes certain long-term contract revenues, in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts”.

Pursuant to SOP 81-1, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output criteria, such as contract milestones or number of units shipped, as stipulated in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2005, no such estimated losses were identified.

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

In contracts that do not meet all the abovementioned conditions, the Company utilizes zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficientaccuracy.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

The Company derives its revenues mainly from sale of hardware products that include embedded software that Management considers to be incidental. Such revenues are recognized in accordance with SAB No. 104, as mentioned above.

However, in limited circumstances, the Company provides software upgrades in respect of the embedded software of hardware products sold to its customers in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectibility is probable.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

q.	Research and development costs:

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

r.	Income taxes:

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits, marketable debt securities and trade receivables. The Company's trade receivables are derived from sales to customers located primarily in Europe (including Eastern Europe), Asia pacific, Africa, the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

Cash and cash equivalents, restricted cash deposits and marketable debt securities are deposited with major banks in Israel, Hong-Kong and the United States. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable debt securities include investments in securities of Municipals Bounds. Minimal credit risk exists with respect to these marketable debt securities.

The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. See note 8(a) regarding bank credit denominated in currencies other than dollars.

t.	Basic and diluted net earnings (loss) per share:

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

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share since the Company reported losses for the years 2003, 2004 and 2005. The number of outstanding options and warrants were 1,534,514, 5,082,763 and 6,594,600, for the years ended December 31, 2003, 2004 and 2005, respectively.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining their fair value disclosures for financial instruments:

At December 31, 2005 and 2004, the carrying amounts of cash and cash equivalents, restricted cash deposits, short-term deposits, marketable debt securities current trade receivables, other accounts receivable, trade payables, short-term bank credit and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The fair value for marketable securities is based on quoted market prices.
The carrying amount of the Company's long-term loan approximates its fair value. The fair value was estimated using discounted cash flow analyses, using current interest rates for loans or similar terms and maturities.

v.	Accounting for stock-based compensation:

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

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-based Compensation” (“SFAS No 123”), pro forma information regarding net income and income per share is required, and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No. 123.

The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2004 and 2005: risk-free interest rate of 8.4%, 4.2% and 3.68%, respectively, with a dividend yield of 0% for each year, volatility factors of the expected market price of the Company's ordinary shares of 1.499, 1.139 and 1.019, respectively, and a weighted-average expected life of the option of five years for each year.

The following table summarizes relevant information as to reported results under the Company's intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123, had been applied:

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS 123:

	Year ended December 31,
	2003	2004	2005
Net loss as reported	$(1,995)	$(1,872)	$(3,951)
Deduct: Stock based compensation expenses determined under fair value based method	280	766	1,475
Add: stock based compensation expenses included in reported net loss	26	9	55
Pro forma net loss	$(2,249)	$(2,629)	$(5,371)
Basic and diluted net loss per share as reported	$(0.15)	$(0.13)	$(0.21)
Pro forma basic and diluted net loss	$(0.17)	$(0.18)	$(0.29)

The Company applied SFAS 123 and Emerging Issue Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or services” (EITF No. 96-18) with respect to options issued to non-employees.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS No. 123, “Accounting for Stock Based Compensation (SFAS 123). Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of SFAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for the Company.

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

In March 2005, the SEC issued Staff Accounting Bulletin 107 (“SAB 107”). In particular, SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and several other issues. The Company will apply the principles of SAB 107 in conjunction with the adoption of SFAS 123R

The Company expects that SFAS 123R, will be applied using the modified prospective application transition method, as permitted by the statement. Under this transition method, upon the adoption of SFAS 123R, the new standard will be implemented as from the first quarter of 2006, with no restatement of prior periods.
Considering this transition method, the Company expects that the effect of applying this statement on the Company’s results of operations in 2006 as it relates to existing option plans, would not be materially different from the FAS 123 pro forma effect previously reported.

w.	Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 58, $ 10 and $ 21, respectively.

x.	Comprehensive Income:
The Company has no comprehensive income components other than net income (loss).

y.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

z.	Recently issued accounting pronouncements:

SFAS 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4”

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As applicable to the Company SFAS 151 will be effective for inventory costs incurred after January 1, 2006. The Company believes that FAS 151, when adopted, will not have a significant impact on its financial position or results of operations.

SFAS 154 “Accounting Changes and Error Corrections”

In May 2005, the FASB published SFAS 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154), SFAS 154 replaces APB Opinion 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle.  SFAS 154 applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

As applicable to the Company, the provisions of FAS 154 are effective as for the year beginning January 1, 2006. The adoption of this Standard is not expected to have a material effect on the Company’s financial position and results of operations.

FAS 155 “accounting for certain Hybrid Financial Instruments”

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

This statement shall be effective for all financial instruments acquired or issued , or subject to a remeasurement (new basis) after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have bee issued for the financial year.

Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- OTHER ACCOUNT RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2005

Prepaid expenses	$773	$428
Government authorities	192	96
Advance payment to suppliers	-	86
Others	285	123

	$1,250	$733

NOTE 4:- INVENTORIES

	December 31,
	2004	2005

Raw materials, parts and supplies	$1,305	$1,632
Finished products	860	573

	$2,165	$2,205

During 2004, the Company took possession and reclassified the cost of the goods that were sold in the past to the Ukrainian Ministry of Internal Affairs, from trade receivables to inventory (see Note 10c(1)), in an amount of $ 860. Due to the developments, as more fully described in note 10c(1), the Company wrote-off inventory in an amount of $287.

NOTE 5:-	INVESTMENT IN AFFILIATES AND OTHERS

a.
During 2004, the Company sold its entire holding (40%) in an affiliated company for an amount of $0.001. The affiliated company served as a regional marketing office responsible for marketing in the former Soviet territories (excluding the Ukraine and Moldavia). During 2003, the affiliated company downsized all of its operations, and the Company decided to write-off its entire investment in the affiliated company in an amount of approximately $ 48.

b.	In December 1997, the Company established SuperCom Slovakia in equal parts with another unrelated investor, in order to execute a transaction with the Ministry of Interior of the Slovak Republic.

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted the third party a loan in an amount of $275, bearing interest of 0.7% per month for any amounts outstanding. This interest is compounded to the outstanding principal of the loan and will be repaid under the same conditions as the loan.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVESTMENT IN AFFILIATES AND OTHERS (Cont.)

The third party has an option to buy back 16% of the shares, for $1, subsequent to repayment of the loan to the Company.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares. The Company has accounted for this investment using the equity method of accounting, due to the substantive participation rights held by the minority, which impacts the Company’s ability to exert control over the subsidiary. (See also Note 10c(2)).

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2004	2005
Cost:
Computers and peripheral equipment	$1,013	$1,055
Machinery and peripheral equipment	3,367	3,575
Office furniture and equipment	471	487
Leasehold improvements*	1,147	131

	5,998	5,248
Accumulated depreciation:
Computers and peripheral equipment	910	971
Machinery and peripheral equipment	637	745
Office furniture and equipment	218	245
Leasehold improvements*	592	77

	2,357	2,038

Depreciated cost	$3,641	$3,210

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $ 284, $ 238 and $ 746, respectively.

* During the fiscal 2005, the Company relocated its offices. As a result, the Company wrote down the unamortized balance of leasehold improvement in the amount of $471. This expense was recorded in the statement of operations as part of “Restructuring expenses”.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	INTANGIBLE ASSETS

On November 17, 2003, the Company purchased 20% of the remaining shares of SuperCom Asia Pacific from the minority, in consideration of $ 70.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the consideration of $ 70 was attributed to customer-related intangible assets that will be amortized based on its estimated useful life which, according to management, was determined to be five years.

	December 31,
	2004	2005

Customer-related intangible assets	$56	$42
Patent - registration expenses	37	25

	$93	$67
Amortization of intangible assets amounted to $ 87, $ 100 and $ 26 for the years ended December 2003, 2004 and 2005, respectively.

NOTE 8:-	BANK CREDIT

a.
As of December 31, 2005, the Company had credit lines from several banks in an aggregate amount of $ 803 including current maturities of long-term loans in an amount of $ 167 (from time to time the bank may increase the Company credit line for a limited period), of which $ 587 is denominated in NIS and bears interest at a rate of Prime, plus an additional 0.5% - 2.5%, and $ 216 is denominated in dollars and bears interest at a rate of LIBOR plus 2.5% -2.9%. (As of December 31, 2005, the rates of the LIBOR and Prime were 4.8% and 6% respectively)

The weighted average interest rate on the credit lines as of December 31, 2004 and 2005 was approximately 5.7% and approximately 5.9%, respectively.

The Company had an unused credit facility in an amount of approximately $ 0 as of December 31, 2005 (there is no fee for the unused portion of the credit facility).

b.	Long-term loans:

	December 31,
	2004	2005

Banks	$454	$362
Less - current maturities of long-term loans	454	167

	$-	$195 (*	)

The loans bear annual average interest at a rate of LIBOR + 2.9%.
(*) The principal of the long-term loans is due as follows:
2007 $167 and 2008 $28.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2004	2005

Customer advances	$1,162	$38
Deferred revenues	180	571
Accrued expenses	397	577
Other	6	85

	$1,745	$1,271

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2010.

On April 18, 2005, the Company signed a contract to lease new offices in Kadima. This contract replaces the current lease agreement. According to the agreement the lease is for a period of five years, commencing on November 1, 2005. The Company has an option to extend the period for an additional five years at the similar terms. According to the agreement the monthly fee is $16.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

$
2006	284
2007	242
2008	193
2009	193
2010	162

$1,074

Rent expenses for the years ended December 31, 2003, 2004 and 2005, were approximately $ 312, $ 387 and $ 369, respectively.

b.	Guarantees and liens:

1.
The Company issued bank guarantees in an amount of $ 60 and $ 49, in order to secure the Company's lease and, as a condition for those guarantees, the Company deposited $ 84 with the bank which is included as part of restricted cash. The Company provided bank guarantees in an amount of $ 23, in order to secure other obligations.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
In order to secure bank credit and covenants to the bank, the Company mortgaged its deposits in an amount of $412 in favor of Bank Otsar Ha-Hayal Ltd. and an amount of $ 505 in the Bank of Jerusalem. Such amounts are included as part of restricted cash.

Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2005 the Company was in compliance with all financial covenants.

3.
In order to secure an agreement with a customer, the Company provided bank guarantees in an amount of $ 78 which was deposited by the Company in the bank. and is included as part of restricted cash. The Company has a fixed mortgage in favor of Bank Discount Ltd. on the funds and rights that are generated from the Ethiopian immigration.

4.	The Company has a fixed mortgage in favor of Bank Otsar Ha-Hayal Ltd. on the funds and rights that are generated from Intercomsoft Ltd. See also Note 17(b).

5.	See also note 18(a)

c.	Litigation:

1.
In April 2004, the Company was informed by the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (“Arbitration Court”) that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a statement of claim to declare the Contract No. 10/82, dated April 9, 2002 between SuperCom and the Ministry of Internal Affairs of Ukraine as void due to defaults in the tender proceedings under which the Ukraine Contract had been awarded to SuperCom. On July 22, 2004, the Company was informed by the law firm representing the Company in the arbitration proceedings that on July 19, 2004, the Arbitration Court issued a negative award declaring the Ukraine Contract as void. The Company strongly believes that the award is wrong due to many defaults that occurred in the arbitration proceedings. On April 27, 2005 the Company challenged the validity of the award in the High Commercial Court of Ukraine. In May 2005 the Company was informed by the Arbitration Court that the Department for Resources Supply of the Ministry had filed with the Arbitration Court a new statement of claim for restitution of $1,048, paid to the Company by the Department for Resources Supply of the Ministry. On September 27, 2005, the Company received a negative award by the Arbitration Court. On December 12, 2005 the Company was informed that the Supreme Court of Ukraine had dismissed the Company’s appeal regarding the July 2004 decision.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Based on the opinion of its legal advisors, the Company strongly believes that such award is wrong, that the claim has no merit and that there have been serious violations of the arbitration proceedings, therefore no provision was set-up in the financial statements in respect to the claim for restitution of $1,048. However, due to the developments described above the Company wrote off inventory in an amount of approximately $287 and took possession of the remaining inventory that was previously delivered to the customer. In 2003, the Company increased the allowance for doubtful accounts in an aggregate amount of $ 2,133 for the debt of the Ukrainian government owes to the Company.

The Company did not have any revenues from this project in 2004 and 2005.

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of SuperCom Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber (“IAC”), in the case against the Ministry of Interior of the Slovak Republic which refers to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $2,500 as of December 31, 2005) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $51 as of December 31, 2005) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $75 as of December 31, 2005). The Company has begun the enforcement procedure of the arbitral award. The Ministry of the Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005 the commercial court of Vienna dismissed the claim of the Ministry of the Interior of the Slovak Republic. On October 21, 2005 the Ministry of the Interior of the Slovak Republic filed an appeal.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
On July 14, 2003, Mr. Yaacov Pedhatzur, an Israeli citizen, filed a lawsuit against the Company with the Magistrate Court in Tel Aviv, Israel. The plaintiff claims that the Company owes him certain commissions in respect of transactions between SuperCom and certain third parties On September 29, 2005 the Company reached a settlement agreement with Mr. Yaacov Pedhatzur pursuant to which SuperCom will pay Mr. Pedhatzur the NIS equivalent of $ 129. The settlement agreement has been validated by the court. This amount was recorded in the statement of operations as litigation settlement expenses.

4.
On December 16, 1999, Secu-Systems filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and InkSure Ltd. (a former subsidiary, which became a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages. The plaintiff asserted in its suit that the printing method applied to certain products that have been developed by InkSure Ltd. constitutes inter alia: (a) the breach of a confidentiality agreement between the plaintiff and the Company; (b) unjust enrichment of the Company and InkSure Ltd; (c) breach of fiduciary duties owed to the plaintiff by the Company and InkSure Ltd., and (d) a tort of misappropriation of trade secrets and damage to plaintiff’s property. Based on such allegations, Secu-Systems asked the court to order the Company and InkSure Ltd. to: (i) cease any activity which involves the plaintiff’s confidential information; (ii) furnish the plaintiff with a certified report detailing all profits derived by the Company and InkSure Ltd. from such activity; (iii) pay the plaintiff an amount equal to all such profits, and (iv) pay the plaintiff additional damages in the amount of NIS 100,000 (approximately $22 as of December 31, 2005). Alternatively, the plaintiff asked the court to declare that the above-mentioned products are jointly owned, in equal shares, by the plaintiff and InkSure Ltd. and that the plaintiff is entitled to 50% of all profits derived therefrom.

Regardingthe developments of this litigation see note 18(b).

5.	See also note 18(a)

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the law"):

Certain of the Company's production facilities have been granted the status as an "Approved Enterprise", under the law, for three separate investment programs that were approved in July 1992, October 1994 and March 1996.

Since the Company operates more than one approved enterprise and since the Company is not entitled to tax benefits on part of its taxable income that is taxed at the regular corporate tax rate, under the abovementioned law, its effective tax rate will be the result of a weighted average of the various applicable rates and tax exemptions. The computation is made in respect of income derived from each project, on the basis of formulas specified by law and approvals.

Entitlement to the above benefits is contingent upon the Company’s fulfilling the conditions stipulated by the law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, Management believes that the Company is in compliance with all of the aforementioned conditions.

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

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

The law also grants entitlement to claim accelerated depreciation on buildings, machinery and equipment used by the "Approved Enterprise", during the first five tax years.

Should the Company derive income from sources other than an "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate. See Note 11(d).

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

On July 25, 2005 the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) - 2005, gradually reducing the tax rate applicable to the Company (regarding profits not eligible for “approved enterprise” benefits mentioned above) as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.
According to a previous amendment to the Income Tax Ordinance (No. 140) 2004, the tax rates were reduced as follows: in 2004 - 35% and in 2005 - 34%.

The effect of the amendment on the deferred income taxes balances was not material.

e.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their country of residence.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
Tax Benefits:	2004	2005

Operating loss carryforward	$3,648	$4,626
Reserves and allowances	798	805

Net deferred tax asset before valuation allowance	4,446	5,431
Valuation allowance	(4,446)	(5,431)

Net deferred tax asset	$-	$-

Deferred income taxes consist of the following:
Domestic	$4,069	$4,643
Valuation allowance	(4,069)	(4,643)

Foreign	377	788
Valuation allowance	(377)	(788)

	$-	$-
As of December 31, 2005 the Company and its subsidiaries have provided valuation allowances of $ 5,431 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

g.	Net operating loss carryforwards, capital loss and loss on marketable securities:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2005, in an amount of approximately $ 17,500, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $ 4,000 which can be carried forward and offset against capital gains and a loss on marketable securities in an amount of $ 300, which may be carried forward and offset against gains on marketable securities for an indefinite period.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

SuperCom's subsidiaries in the United States and Hong Kong have estimated total available carryforward tax losses of $ 1,831 and $ 801, respectively. In Hong-Kong Tax losses are available to offset against future taxable income, if any, for an indefinite period. In the United States tax losses can be carried forward for 20 years.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

h.	SuperCom Ltd has received final assessment until the year ended December 31, 2001.

i.	Loss before taxes on income consists of the following:

	Year ended December 31,
	2003	2004	2005
Domestic	$(1,902)	$(1,446)	$(2,787)
Foreign	(45)	(426)	(1,164)

	$(1,947)	$(1,872)	$(3,951)

j.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2003	2004	2005
Loss before taxes on income, as reported in the consolidated statements of operations	$(1,947)	$(1,872)	$(3,951)

Statutory tax rate in Israel	36%	35%	34%

Theoretical tax expenses (benefit)	$(701)	$(655)	$(1,343)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	375	525	1,021
Differences in Taxes resulting from approved enterprise benefits and from rate applicable to foreign subsidiary and others	326	130	322
Actual income tax	$-	$-	$-

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHARE CAPITAL

a.
The Company has been listed for trade since October 23, 2003 on the Euronext Brussels stock market, under the symbol “SUP”. Since November 5, 2004 the Company’s ordinary shares have also been trading on the OTC Bulletin Board market under the symbol "SPCBF.OB".

b.	During the year 2005, the Company increased its authorized share capital to 40,000,000 shares.

c.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

d.	Stock options:

1.
On February 14, 1999, the Board of Directors adopted, and Company’s shareholders subsequently approved, the 1999 Employee Stock Option Plan Option Plan, which was amended and restated in March 2002 (the “1999 Option Plan”). The Company no longer uses the 1999 Option Plan to issue stock options. In 2003, the Company adopted a new stock option plan under which the Company now issue stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. Under the Option Plan, options to purchase an aggregate of up to the number of the Company’s authorized ordinary shares (40,000,000) may, from time to time, be awarded to any employee, officer, director and/or consultant. The Option Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Tax Ordinance or any provision which may amend or replace it and rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Tax Ordinance. Options become exercisable ratably over a period of three to five years, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration, become available for future grants.

NOTE 12:-	SHARE CAPITAL

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by optionees arising from the sale of shares pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company had previously been entitled to do under Section 102.

On January 26, 2003, at the general shareholders meeting, it was resolved to grant an option to acquire up to 50,000 shares of the Company to each of the directors of the Company, who are not outside directors. The exercise price under the terms of such options is $ 0.42 per share.

It was also approved to grant an option to acquire up to 670,981 shares of the Company ("the Option") to the current chairman of the board in lieu of his rights in respect of the termination of his employment. The exercise price under the terms of the Option is $ 0.42 per share.

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

Regarding options granted to related parties and directors, see Note 13d.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHARE CAPITAL

2.	A summary of the Company's stock option activity, and related information is as follows:

	Year ended December 31
	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	880,712	$2.88	1,534,514	$1.17	3,352,377	$0.97
Granted	1,005,981	$0.42	2,030,000	$1.23	540,000	$0.84
Exercised	(200,533)	$0.42	-	$-	(221,666)	$0.42
Canceled and forfeited	(151,646)	$0.72	(212,137)	$5.03	(165,005)	$0.94
Outstanding at end of year	1,534,514	$1.17	3,352,377	$0.97	3,505,706	$0.98
Exercisable at end of year	1,113,580	$1.44	1,681,360	$0.58	3,032,372	$1.03

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $ 26, $ 9 and $ 47 for the years ended December 31, 2003, 2004 and 2005, respectively.

On December 29, 2005, the Board of Directors and the audit committee, approved the acceleration of the vesting schedule for certain of the stock options granted to employees and officers as an incentive. As a result, options to purchase a total of 712,500 ordinary shares became exercisable as of such date.

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price

$ 0.42 - $ 1	2,852,115	7.97	0.62	2,378,781	0.61
$ 2 - $ 2.52	640,000	8.69	2.51	640,000	2.51
$ 4.00 - $ 5.62	11,201	2.74	4.73	11,201	4.73
$ 9.64	2,390	0.54	9.64	2,390	9.64

	3,505,706	8.08	0.99	3,032,372	1.03

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:-	SHARE CAPITAL

e.
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

During the fourth quarter of 2004, 706,912 warrants were exercised for an aggregate amount of approximately $ 778 and approximately $ 130 was received in respect of 117,647 shares that were issued in 2005.

During the year 2005, 320,294 warrants were exercised for an aggregate amount of approximately $ 352.

In October 2004, as part of a private placement, two consultants received warrants exercisable for five years for the purchase of an aggregate of up to 25,000 and 100,000 ordinary shares at an exercise price of $0.85 per share.

The warrants granted to the consultants as describe above were fully vested on the date of grant. The fair value of the warrants is $ 340 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk free interest of 4.1%, dividend yield of 0, volatility factors of the excepted market price of the Company’s ordinary shares of 0.983, and contractual life of the warrants of 5 years. The Company recorded the issuance costs directly to additional paid in capital.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHARE CAPITAL

f.
In November and December of 2005, the Company received aggregate gross proceeds of $3,050 from a private placement to certain investors of 4,919,354 ordinary shares (out of which 887,096 shares were issued after balance sheet date) and five-year warrants to purchase 1,721,772 ordinary shares at an exercise price of $0.60 per share. The private placement was made to accredited investors without general solicitation or marketing pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, the Company placement agent received a cash fee of $150 and the Company’s placement advisors received five-year warrants to purchase 49,677 ordinary shares at an exercise price of $0.60 per share. The investors in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of the Company’s capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). Additionally, all of the warrants offered in this private placement contain an anti-dilution mechanism whereby, subject to certain exceptions, the exercise price of the warrants is automatically reduced to the lowest price per share at which the ordinary shares were issued or sold if the Company issues or sells any ordinary shares at a price per share less than the exercise price of the warrants (a “Trigger Issuance”). However, there is a cap on the number of ordinary shares that may be purchased by any warrant holder pursuant to this anti-dilution mechanism. Each warrant holder may purchase only such number of ordinary shares which would permit such holder to maintain its fully diluted percentage equity ownership at the same level existing prior to the Trigger Issuance (after giving effect to such Trigger Issuance). The warrants are callable, subject to certain limitations, at the option of the Company if the closing bid price per ordinary share of the Company's ordinary shares equals or exceeds $1.20 for 20 trading days during the term of the warrants. The Company may however only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:-	SHARE CAPITAL (Cont.)

The warrants granted to the consultant as described above were fully vested on the date of grant. The fair value of the warrants is $ 15 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk free interest of 4%, dividend yield of 0, volatility factors of the excepted market price of the Company’s ordinary shares of 0.74, and contractual life of the warrants of 5 years. The Company recorded the issuance costs directly to additional paid in capital.

g.	During the year 2005, 25,000 warrants were issued to a consultant. The fair value of the warrants is $ 13. During the year 2005 the Company recognized $ 8 as compensation expenses.

h.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 13:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors who is one of the co-founders of the Company.

In consideration of these services, the Company has undertaken to pay $ 10.5 per month plus motor vehicle expenses. In addition the Company pays $ 1.5 per month as a directors fee. During 2003, 2004 and 2005 the Company paid $ 147, $ 144 and $ 144, pursuant to this agreement.

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, who is one of the Company's co-founders and a principal shareholder. On January 13 2005, the general shareholders meeting approved the following amendments:

•	As of the date of the approval of the General Shareholders Meeting, to increase the consideration set forth in the said agreement to an amount of $ 7 per month.
•
Upon the termination of the current car leasing period, to upgrade the car provided, to any car whose leasing price is up to NIS 4,200 (approximately $ 1 as of December 31, 2005), (excluding tax) per month.

•	To grant a one-time bonus of NIS 130,000 (approximately $ 30 as of December 31, 2005), including VAT.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

In consideration of these services, the Company has undertaken to pay $ 7 per month plus motor vehicle expenses. In addition the Company pays $ 1.5 per month as a directors fee. During 2003, 2004 and 2005, the Company paid $ 76, $ 73 and $ 132, pursuant to this agreement.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company has undertaken to pay $ 4.6 per month plus motor vehicle expenses. During 2003, 2004 and 2005, the Company paid $ 68, $ 69 and $ 71, pursuant to this agreement.
d.
On January 13, 2005 the general shareholders meeting approved among other items the board of directors decision dated October 4, 2004 to grant an option to acquire up to 300,000 shares of the Company to the chairman of the board of directors and 50,000 shares of the Company to each of the two directors of the Company, who are not outside directors. The exercise price under the terms of such options is $ 0.85 per share. Those options were granted as compensation for their efforts in a private placement during 2004.

e.	As of December 31, 2004 and 2005 the balance of the debts of related parties were $ 31 and $ 0, respectively, (net of allowance $22 and $55 respectively)

NOTE 14:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The following is a summary of operations within geographic areas, based on the location of customers and data regarding long-lived assets:

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 14:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31,
	2003		2004		2005
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Europe	$3,308	$-	$3,218	$-	$3,719	$-
Asia Pacific	2,067	28	2,433	20	2,173	16
Africa	536	-	899	-	2,158	-
United States	828	1	386	65	202	61
Israel	460	1,647	320	3,556	210	3,133
Other	45	-	88	-	-	-

	$7,244	$1,676	$7,344	$3,641	$8,462	$3,210

b.	Summary of operations based on products and services:

	Year ended December 31,
	2003	2004	2005

Raw materials and equipment	$4,196	$5,552	7,902
SPPL 1000	2,471	1,210	-
Maintenance	577	582	560

	$7,244	$7,344	$8,462
c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2003	2004	2005

Customer A	27%	-	-

Customer B	16%	22%	*

Customer C	-	*	23%

Customer D	12%	17%	11%

Customer E	11%	10%	*

Customer F	-	16%	*

Customer G	-	*	10%

Customer H	-	-	22%

*) Less than 10%.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2003	2004	2005
Financial expenses:

Interest, bank charges and fees	$(207)	$(194)	$(119)
Exchange differences	(98)	(48)	-

Total financial expenses	(305)	(242)	(119)
Financial income:

Exchange differences	-	-	28
Interest	72	28	66

Total financial income	72	28	94

Net total	$(233)	$(214)	$(25)

NOTE 16:-	OTHER EXPENSES, NET

	2003	2004	2005
	Year ended December 31,
Loss on sale of property and equipment, net	$(5)	$(1)	$-
Decline in market value of held-to-maturity securities	(52)	(7)	-
Other	(26)	(19)	(30)

	$(83)	$(27)	$(30)

NOTE 17:-	SIGNIFICANT EVENTS

a.
In October 2004, the Company announced that the United States Government Printing Office (GPO) has informed that the Company’s proposal as a prime contractor for the integration of smart card technology in the US new electronic passports has been accepted for award.  In addition, SuperCom’s proposal as a sub-contractor with a leading American system integrator corporation has also been accepted for award in this project.

On May 5, 2005, the Company announced that the GPO issued a Notice of Termination for Convenience involving the Company’s participation in the three-phase testing of technology for a new electronic passport project. While an earlier termination notice was withdrawn after discussions with the GPO, the Company’s attempts to persuade the GPO to withdraw the current termination notice have been unsuccessful.  The notice terminates SuperCom’s contract awards for the Electronic Passport Program. While the termination notice does not specify the reason for its issuance, the Company understands from its discussions with the GPO that it is based on unresolved security concerns and not related to the Company’s technological solution or its cost proposal.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 17:-	SIGNIFICANT EVENTS

b.
On March 24, 2005, SuperCom Ltd entered into a termination agreement with Intercomsoft Limited with respect to the Sales Agreement between the parties (relating to the Moldova National Documentation Project), from which the Company has derived revenues of $1,184, $1,610 and $559 during the fiscal years ended December 31, 2003, 2004 and 2005, respectively. Under the terms of the termination agreement, SuperCom will supply equipment, consumables, and software directly to the Moldovan government. During the year 2005 the Company generated $1,868 in revenues from the Moldovan government. As a result of the termination, the Company does not anticipate any significant changes in its revenues.

c.	On April 18, 2005 the Company signed a contract to lease new offices in Kadima. See Note 11a.

d.
In November and December of 2005, the Company received aggregate gross proceeds of $3,050 from a private placement to certain investors of 4,919,354 ordinary shares and five-year warrants to purchase 1,721,772 ordinary shares at an exercise price of $0.60 per share. See Note 12

NOTE 18:-	SUBSEQUENT EVENTS

a.
On May 1, 2006, Evilia Investments Ltd. ("Evilia") filed with the Magistrate's Court in Tel-Aviv-Jaffa a monetary lawsuit against InkSure Ltd. (a former subsidiary, which became a subsidiary of InkSure Technologies, Inc., ("InkSure")) and against the Company, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530) plus interest, due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into between Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the "Agreement"), to which SuperCom is a guarantor.

A motion for leave to defend the lawsuit has been filed with the Court by both InkSure and the Company on June 15, 2006.

Based upon the facts provided by InkSure, the building was not completed and was not ready for use, and hence, InkSure submitted to Evilia a notice of termination of the Agreement.

Assuming that the facts presented by InkSure in its motion for leave to defend the lawsuit are adopted as true by the Magistrate's Court, the Company tend to believe that the chances the claim against InkSure and hence (since the guarantee signed by the Company will no longer be valid if the termination of the Agreement by InkSure is found to be justified by the court), also against the Company, will be dismissed are reasonably good.

In addition, based on the Company’s legal consultant advisor, the Company believes that the Company’s liability under the Agreement is limited as a guarantor to InkSure's obligation, if and to the extent it is not paid by InkSure.

Accordingly, even if the court issues a final judgment according to which InkSure is required to pay the amount claimed or any part thereof, the Company’s obligation to pay any amount to Evilia is subject to no payment of the amounts due from InkSure, and limited only to such amounts.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SUBSEQUENT EVENTS (Cont.)

Since Inksure appears to be financially capable of paying any amounts due on the claim, if so determined by the court, the Company tend to believe that its exposure is limited. Therefore, no reserve has been setup in the financial statement in respect of this litigation.

b.
As disclosed in note 10(c)(4), on December 16, 1999, Secu-Systems Ltd. ("Secu-systems" or the "Plaintiff") filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and InkSure seeking a permanent injunction and damages. The Plaintiff asserted in its suit that the printing method applied to certain products that have been developed by InkSure constitutes inter alia: (a) a breach of a confidentiality agreement between the Plaintiff and the Company; (b) unjust enrichment of the Companyand InkSure; (c) a breach of fiduciary duties owed to the Plaintiff by the Company and InkSure, and (d) a tort of misappropriation of trade secrets and damage to the Plaintiff's property. Based on such allegations, Secu-Systems asked the court to order the Company and InkSure to: (i) cease any activity which involves the Plaintiff's confidential information; (ii) furnish the Plaintiff with a certified report detailing all profits derived by the Company and InkSure from such activity; (iii) pay the Plaintiff an amount equal to all such profits, and (iv) pay the Plaintiff additional damages in the amount of NIS 100,000 (approximately $22 as of December 31, 2005). Alternatively, the Plaintiff asked the court to declare that the above-mentioned products are jointly owned, in equal shares, by the Plaintiff and InkSure and that the Plaintiff is entitled to 50% of all profits derived therefrom.

On March 15, 2006, the Court gave its ruling as follows:

1.	The claim for a breach of contract was denied.
2.
The claim for misappropriation of trade secret was accepted, but the court states explicitly that there is no room for ordered InkSure and the Comany to restitute profits of breach of contract and that there is also no room for granting a remedy which orders the restitution of profits due to the causes of actions of misappropriation of trade secret or unjust enrichment.

3.	Ordered InkSure and the Comany to cease all activity which involves the use of the confidential knowledge and/or the confidential information.
4.
To provide to the Plaintiff, within 60 days, a report certified by an accountant that sets forth in full the income and/or benefit that has been received by InkSure and the Company as a result of the infringing activity until the date of the judgment.

5.
To pay (jointly and severally) to the Plaintiff a compensation in the sum of NIS 100,000 (bearing interest and linked to the consumer price index (CPI) from the date of the judgment), legal expenses (bearing interest and linked to the CPI from the dates they were incurred until their actual payment) as well as attorney's fees in the sum of NIS 30,000 plus VAT (bearing interest and linked to the CPI from the date of the judgment).

Secu-Systems has recently filed an appeal on the ruling above. At this point, the Company cannot estimate the odds of success of the appeal. The Company has the right to file a counter appeal until July 15, 2006.

- - - - - - - - - - -

ITEM 19.    Exhibits.

1.1*	Memorandum of Association.

1.2*	Articles of Association.

1.3*	Amendment to Articles of Association.

2.1*	Forms of Stock Certificates Representing Ordinary Shares.

4.1*	The SuperCom Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.1(a)**	The SuperCom Ltd. 2003 Israeli Share Option Plan

4.2*	Stock Purchase Agreement between SuperCom and Elad Ink, dated as of March 4, 2002.

4.3*	Stock Purchase Agreement between SuperCom and ICTS BV, dated as of April 29, 2002.

4.4*	Stock Purchase Agreement between SuperCom and ICTS-USA, Inc., dated as of September 27, 2002.

8	List of Subsidiaries of SuperCom Ltd.

11.1	Code of Ethics

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated June 29, 2006.

15.2	Consent of BDO McCabe Lo & Company, independent public accountants, dated June 29, 2006.

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

/s/ Eyal Tuchman
By: Eyal Tuchman
Its: Chief Executive Officer

Date: June 29, 2006