Form 20-F/A
period 2005-12-31
SuperCom Ltd.
filed 2006-07-24
CIK 1291855

UNITED STA TES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
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
Yes  ☐    No  ☐

ii

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2006 (the “Original Form 20-F”), is being filed solely to correct certain non-substantive errors to Item 6.E. Except as described above, no other changes have been made to the Original Form 20-F.

TABLE OF CONTENTS
PART I

NOTES REGARDING FORWARD-LOOKING STATEMENTS	i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS	3

ITEM 2. OTHER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3. KEY INFORMATION	3

Selected Financial Data	3
Capitalization and Indebtedness	5
Reasons for the Offer and Use of Proceeds	5
Risk Factors	5

ITEM 4. INFORMATION ON THE CORPORATION	18
History and Development of the Corporation	18
Business Overview	19
Organizational Structure	37
Property, Plants and Equipment	38

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
Operating Results	39
Liquidity and Capital Resources	48
Research and Development	50
Trend Information	51
Off-Balance Sheet Arrangements………………………………………………………………………..	54
Tabular Disclosure of Contractual Arrangements……………………………………………………….	54

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
Directors and Senior Management	54
Compensation	56
Board Practices	57
Employees	59
Share Ownership	60

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
Major shareholders	62
Related Party Transactions	63
Interests of Experts and Counsel	63

ITEM 8. FINANCIAL INFORMATION	64
Consolidated Statements and Other Financial Information (Audited)	64
Significant Changes	64

i

ITEM 9 THE OFFER AND LISTING	65
Offer and Listing Details	65
Plan of Distribution	66
Markets	66
Selling Shareholders	66
Dilution	66
Expenses of the Issue	66

ITEM 10. ADDITIONAL INFORMATION	66
Share Capital	66
Memorandum and Articles of Association	66
Material Contracts	67
Exchange Controls	67
Taxation	67
Dividends and Paying Agent	74
Statement by Experts	74
Documents on Display	74
Subsidiary Information	74

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74
Quantitative and Qualitative Information about Market Risk	74

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15. CONTROLS AND PROCEDURES	75

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	76

ITEM 16B. CODE OF ETHICS	76

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	76

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	76

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	76

PART III

ITEM 17. FINANCIAL STATEMENTS	76

ITEM 18. FINANCIAL STATEMENTS	76

ITEM 19. EXHIBITS	120

SIGNATURE	121

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

Name	Ordinary Shares held directly and beneficially	% of Outstanding Ordinary Shares as of May 31, 2006
Eli Rozen	3,271,340(1)	13.54%
Avi Landman	2,429,097(2)	10.38%
Eyal Tucman	480,000 (3)	2.00%
Eli Basson	300,922 (4)	1.27%

Directors and Named Executive Officers as a Group ([9] persons)(6)	6,716,359(5)	26.59%

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
(3) Includes options to purchase 480,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2006.
(4) Includes options to purchase 300,922 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2006.
(5) Includes options to purchase 1,945,236 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2006.
(6) See notes 1, 2,3,4 and 5. Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable or exercisable within 60 days of May 31, 2006) and have therefore not been separately disclosed.

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

Date: July 24, 2006