Form 20-F
period 2006-12-31
Vuance
filed 2007-06-28
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-50790

VUANCE LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
Israel
(Jurisdiction of incorporation or organization)
Sagid House “Hasharon Industrial Park”
P.O.B 5039, Qadima 60920
Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Ordinary Shares NIS0.0588235 nominal value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,535,994 ordinary shares (pre-reverse share split) as of December 31, 2006.

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
Yes  ☒    No ☐   Not applicable

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
Yes  ☐   No ☐

TABLE OF CONTENTS

PART I

NOTES REGARDING FORWARD-LOOKING STATEMENTS	5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6

Selected Financial Data	6
Capitalization and Indebtedness	8
Reasons for the Offer and Use of Proceeds	8
Risk Factors	8

ITEM 4. INFORMATION ON THE CORPORATION	25
History and Development of the Corporation	25
Business Overview	27
Organizational Structure	40
Property, Plants and Equipment	41

ITEM 4A. UNSOLVED STAFF COMMENTS	42

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
Operating Results	42
Liquidity and Capital Resources	51
Research and Development	53
Trend Information	53
Off-Balance Sheet Arrangements	55
Tabular Disclosure of Contractual Obligation	55

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
Directors and Senior Management	56
Compensation	58
Board Practices	58
Employees	61
Share Ownership	62

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	65
Major shareholders	65
Related Party Transactions	66
Interests of Experts and Counsel	67

ITEM 8. FINANCIAL INFORMATION	68
Consolidated Statements and Other Financial Information (Audited)	68
Significant Changes	70

ITEM 9 THE OFFER AND LISTING	70
Offer and Listing Details	70
Plan of Distribution	72
Markets	72
Selling Shareholders	72
Dilution	72
Expenses of the Issue	72

ITEM 10. ADDITIONAL INFORMATION	72
Share Capital	72
Memorandum and Articles of Association	72
Material Contracts	73
Exchange Controls	73
Taxation	73
Dividends and Paying Agent	82
Statement by Experts	82
Documents on Display	82
Subsidiary Information	83

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	83
Quantitative and Qualitative Information about Market Risk	83

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	84

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	84

ITEM 15. CONTROLS AND PROCEDURES	84

ITEM 16. RESERVED	84

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	84

ITEM 16B. CODE OF ETHICS	84

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	85

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	85

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	85

PART III

ITEM 17. FINANCIAL STATEMENTS	85

ITEM 18. FINANCIAL STATEMENTS	85

ITEM 19. EXHIBITS	131

SIGNATURE	132

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectation concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. These forward looking statements include, but are not limited to, statements regarding: (i) our belief about our competitive position in the security access, tracking, asset management and monitoring, active RFID, disaster recovery and incidental response management markets, and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance, including our belief regarding the merit of the claim of the Department for Resources Supply of the Ministry of Ukraine against us; (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; ( ix) our expectations about our future revenues (or absence of revenues); ; (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi ID issuing and control system with the government of a European country, and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our new active RFID technology and our IRMS product; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for significant portion of our net sales; (xvi) our expectations regarding the mix of our sources of revenues; (xvii) our belief about the sufficiency of our capital resources and other sources of liquidity to fund our planned operations; (xiii) our expectations regarding our recurring revenues and backlog ; (xix) our belief about our compliance with the conditions and criteria of the Law for the Encouragement of Capital Investment, 1959 ; (xx) our belief that we have not been a passive foreign investment company (PFIC) for U.S. tax purposes; and (xxi) our belief regarding the impact of recently issued accounting pronouncements (see note 2(z.a) to the financial statements included in this report) and adoption of new accounting pronouncements in the future on our earnings and operating results. All forward-looking statements are based on our management’s present assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including: changes in demand for our products; market conditions in our industry and the economy as a whole; variation, expansions or reductions in the mix of our product offerings; the timing of our product introductions; increased competition; introduction of new competing technologies; the increase of unexpected expenses; and such other factors discussed below under the captions “Risk Factors” in Item 1.D and “Operating and Financial Review and Prospects” in Item 5 and elsewhere in this Annual Report. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

In this Annual Report, all references to "Vuance" "we," "us" or "our" are to Vuance Ltd., a company organized under the laws of the State of Israel, and its subsidiaries.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding Vuance are presented in U.S. dollars.

Note: Unless otherwise indicated herein, the prices and quantities of our ordinary shares provided in this annual report reflect the 1 to 5.88235 share consolidation (reverse share split) that we completed on April 29, 2007 and became effective for trading purpose as of May 14, 2007.

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

The following selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2003, 2004 2005 and 2006 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The consolidated selected financial data as of December 31 2002 have been derived from other consolidated financial statements prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
YEAR ENDED DECEMBER 31,

	Audited (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	2002	2003	2004	2005	2006
SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	8,027	7,244	7,344	8,462	8,795
Cost of Revenues	1,830	3,102	3,730	4,293	3,494
Inventory write-off	—	—	—	287	—

Gross Profit	6,197	4,142	3,614	3,882	5,301

Operating Expenses:
Research and Development	1,334	918	845	1,182	1,362
Selling and Marketing	2,828	3,026	2,445	3,003	5,619
General and Administrative	1,988	1,829	1,955	2,968	2,737
Restructuring expenses	—	—	—	496	—
Litigation settlement expenses	—	—	—	129	108

Total Operating Expenses	6,150	5,773	5,245	7,778	9,826

Capital gain from the sale of the e-ID Division	—	—	—	—	10,536
Operating Income (Loss)	47	(1,631)	(1,631)	(3,896)	6,011
Financial Income (Expenses), Net	(35)	(233)	(214)	(25)	(204)
OTHER INCOME (EXPENSES), NET	6,203	(83)	(27)	(30)	(367)

Income Loss before Taxes on Income	6,215	(1,947)	(1,872)	(3,951)	5,440

Share in Earnings (Loss) of an Affiliated
Company and impairment, Net of taxes	(38)	(48)	—	—	—

Net Income (Loss) from continuing
operations	6,177	(1,995)	(1,872)	(3,951)	5,440

Loss from discontinued operations	(427)	—	—	—	—

Net income (loss)	$5,750	$(1,995)	$(1,872)	$(3,951)	$5,440

PER SHARE DATA:
Basic earning (loss) from continuing
operations	$2.86	$(0.92)	$(0.75)	$(1.25)	$1.37
Diluted earning (loss) from continuing
operations	$2.86	$(0.92)	$(0.75)	$(1.25)	$1.31
Basic and Diluted loss from
Discontinued operations	$(0.2)	$—	$—	$—	$—
Basic earning (loss) per share	$2.66	$(0.92)	$(0.75)	$(1.25)	$1.37
Diluted earning (loss) per share	$2.66	$(0.92)	$(0.75)	$(1.25)	$1.31
SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	4,567	1,729	2,894	2,294	2,444
Short term deposit	—	697	353	—	—
Marketable debt securities	609	117	—	650	11,077
Trade receivables (net of allowance for doubtful
accounts of $ 3,397 and $ 3,487 as of
December 31, 2005 and 2006, respectively)	2,202	1,808	1,463	1,053	2,625
Inventories	3,144	3,236	2,165	2,205	270
Total Current Assets	11,092	9,881	9,254	8,023	17,992
TOTAL ASSETS	13,756	12,685	13,938	12,276	23,098
Total Current Liabilities	3,468	4,450	4,259	3,218	5,452
Accrued Severance Pay	362	436	564	616	323
SHAREHOLDERS’ EQUITY:
TOTAL SHAREHOLDERS' EQUITY	9,497	7,612	9,115	8,247	15,001

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred substantial losses and negative cash flows since our inception. We had an operating cash flow deficit in each of 2004, 2005, and 2006. As of December 31, 2006, we had an accumulated deficit of approximately $18,625,000. We incurred net losses of approximately $ 1,872,000 and $3,951,000 in the years ended December 31, 2004 and December 31, 2005, respectively. For the year ended December 31, 2006 we would have incurred a net loss of $5,096,000, but for the $10,536,000 capital gain from the sale of the e-ID Division. We expect to have net operating losses and negative cash flows for the foreseeable future, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Parts of our operating expenses levels are based on internal forecasts for future demand and not on firm customer orders for products or services. Our results may be negatively affected by fluctuating demand for our products and services from one quarter to the next and by increases in the costs of components and raw materials acquired from suppliers.

We will face a need for additional capital and may need to curtail our operations if it is not available.

We have partially funded our operations through the issuance of equity securities and convertible bond to investors and may not be able to generate a positive cash flow from operation in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations. We believe that, as of the filing date of this annual report, our current cash and cash equivalents and marketable securities, in addition to our revenues generated from our business operations, will satisfy our operating capital needs for at least the next twelve months based upon our anticipated business activities. However, we may need additional capital even within the next twelve months if we undertake large projects or have a delay in one of our anticipated projects. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.

We depend on a limited number of customers for a substantial portion of our revenue. In each of 2004 and 2005, we derived 66% of our consolidated net revenue from four individual customers. In the year ended December 31, 2006, four of our customers accounted for 80% of our consolidated net revenues as follows: the government of a European country, China Travel Services (CHK) Ltd., China Travel Service (Holdings) H.K. Ltd. and an African governmental agency accounted for 59%, 10%, 6% and 5%, respectively, of our consolidated net revenues. A substantial reduction in sales to, or loss of, any of our significant customers would adversely affect our business unless we were able to replace the revenue we received from those customers, which replacement we may not be able to do. As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Part of our sales are not recurring sales, quarterly and annual sales levels could therefore fluctuate. Sales in any period may not be indicative of sales in future periods.

We are relying on On Track Innovations Ltd. as a subcontractor in projects not transferred as part of the sale of our E-ID Division.

On December 31, 2006 we sold our E-ID Division to On Track Innovations Ltd. (“OTI”), an Israeli public company (NASDAQ: OTIV). Simultaneously, we entered into a service and supply agreement with OTI under which OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete our obligations with regard to certain projects that were not transferred to OTI (see description of the OTI Transaction under the caption “The OTI Transaction” in Item 4.A). We will be dependant on OTI to adequately provide such services, products, and materials in order for us to be in good standing in, and successfully complete, these projects. If OTI fails to fulfill it obligations and provide such services and products as necessary for the Existing Projects, it could delay our receipt of revenues for these projects, subject us to certain remedies available to our customers in the Existing Projects, and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

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

We rely on a limited number of vendors for certain components for the products we are supplying and rely on a single vendor for Teslin®. We do not have any long-term contracts with our suppliers. Any undetected flaws in components or other materials to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts or materials. Even though there are multiple suppliers, we purchase some of our components from a single supplier to take advantage of volume discounts, which presents a risk that the components may not be available in the future on commercially reasonable terms or at all. Although we believe that there are additional suppliers for the equipment and supplies that we require, we may not be able to make such alternative arrangement promptly. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage our business reputation.

Our inability to maintain existing relationships with primary integrators for governmental secured ID and passport projects could impact our ability to obtain or sell our products, and prevent us from generating revenues.

We obtain and sell many of our products through strategic alliance and supplier agreements in which we act as subcontractors or suppliers to the primary integrator or contractor, including China Travel Service (Holdings) H.K. Ltd. in Hong Kong for the Hong Kong passport project and China Travel Services (CHK) Ltd. for the China re-entry card project. The loss of any of our existing strategic relationships, could adversely affect our ability to sell our products.

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

If alliance or supplier agreements are cancelled, modified or delayed, if alliance or supplier partners decide not to purchase our products or to purchase only limited quantities of our products, our ability to produce and sell our products and to generate revenues could be adversely affected.

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

If our current business will not generate sufficient revenues to compensate for the loss of revenue resulting from the OTI Transaction, our overall income might decline.

While we currently continue to generate income from the Existing Projects, we do not expect to generate further income from additional projects related to the E-ID Division. If, in the long-term, we fail to generate sufficient revenues from our new business (IRMS and active RFID), our overall income might decline.

We may suffer a loss on our investment in the OTI Transaction due to a decrease in the price of OTI’s shares.

As of December 31, 2006 our investment in OTI’s ordinary shares consisted of $11,077,000 marketable securities (current assets) and $4,431,000 restricted marketable securities (long-term investment). As described above, the shares were restricted and are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006. OTI shares are traded on the NASDAQ Global Market. Profitability of our investment in OTI’s ordinary shares will depend on the share price and our ability to sell the OTI ordinary shares.

Our dependence on third party distributors, sales agents, and value-added resellers could result in marketing and distribution delays, which would prevent us from generating sales revenues.

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

Third parties could obtain access to our proprietary information or could independently develop similar technologies.

Despite the precautions we take, third parties may copy or obtain and use our proprietary technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to defend successfully our industrial or intellectual property rights, we might lose rights to technology that we need to develop our business, which may cause us to lose potential revenues, or we might be required to pay significant license fees for the use of such technology. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. Our patent portfolio currently consist of one patent application pending in the United States and an additional PCT application, related to our IRMS and RFID technologies.

Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. Even in the event that these patents are not issued, the applications may become publicly available and proprietary information disclosed in the application will become available to others. In addition, any issued patents may be challenged, invalidated or declared unenforceable. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us and/or could reduce our ability to compete. In addition, these efforts to protect our intellectual property rights could require us to incur substantial costs even when our efforts are successful.

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

We may face intellectual property litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses, and divert the attention of management and technical personnel.

Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business. Other than the ongoing litigation with Secu-Systems Ltd., as described in Item 8 below under the caption “Legal Proceedings,” we have not been subject to intellectual property litigation to date. On August 8, 2003, we received a letter stating that we may be infringing certain patents of third parties with respect to our hot lamination process for plastic cards. We reviewed the claims made in the letter and we do not believe that our products or technology infringe any third party's patents as claimed in the letter. Since the initial letter, we received another letter dated July 13, 2004 from the same party requesting that we respond to their claim and stating that attractive licenses are available. On August 11, 2004 we responded to this letter and indicated that we do not infringe such parties’ patents. To date, no infringement claims have been filed against us in connection with the foregoing letters. We believe that hot lamination of plastic cards is a widely known process that is used by most card manufacturers. Even if it were determined that we are infringing such third party’s patents, we feel that we could use another process to laminate plastic cards and our business would not be materially affected.

Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, prevent us from licensing our technology or from selling or manufacturing our products, or require us to expend significant resources to modify our products or attempt to develop non-infringing technology, any of which could seriously harm our business.

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of a third party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain customers, as well as to OTI with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we will be required to defend and indemnify such customers.

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

Most of our revenues to date have been generated in jurisdictions other than the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales, including:

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

Many of the markets that we target for our future growth are small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or profitably as we hope. In February 2006, we announced the introduction of a new technology and solution for actively tracking people, objects and assets. Active RFID Tracking Systems (PureRF) and the establishment of a new subsidiary (VUANCE RFID Inc., formerly PureRF Inc.) that will focus on this growing market. This new technology expands our Homeland Security offerings through a wireless asset tracking system for strategic and high-value assets and objects. We developed this new technology solution in response to growing market demand for asset tracking solutions in the Homeland Security and commercial markets. While the incident management and Homeland Security benefits provided by PureRF are relatively obvious we have also identified other market opportunities in the public and private sectors of the economy.

Our Incident Response Management System (IRMS) has not been widely adopted by state and local governments, largely due to the dependency on federal grants ,cost of the necessary infrastructure and the relatively limited capabilities of previous solutions. We are investing in the credentialing, identification ,active RFID and security networks products and services, but so far we have not deployed our systems on a widespread basis other than a growing demand based on our installed base.

In 2006, our revenues from the government market totaled approximately $7,947,000 compared to $848,000 from the commercial market. As a general matter, our revenues in the commercial market are derived from sales of products that we adapted to the commercial market from the government market. Although we believe the government market is critical to our success in the short term, we believe that both the government and commercial markets especially for the RFID applications will be critical to our long-term future success. The development of these markets will depend on many factors that are beyond our control, including the following factors (and factors that are discussed elsewhere in the Risk Factors); (1) there can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market into the commercial market; (2) the ability of public safety and other government agencies to access DHS and other homeland security-related grants for incident management and related purposes; (3) The ability of the commercial markets to adopt and adhere the Active RFID solutions; and (4) the ability of our management to successfully market its technologies to such government and/or commercial entities.

The success of our new business lines, comprising of the IRMS and active RFID products, is dependent on several factors.

The success of our IRMS and active RFID products is dependent on several factors, including proper new product definition, product cost, timely completion and introduction of the new products, differentiation of the new products from those of our competitors, market acceptance of these products, as well as our existing and potential customers’ varying budgets for capital expenditures and new product introduction. We have addressed the need to develop new products through our internal development efforts and joint development efforts with other companies. In light of the OTI Transaction, the IRMS and active RFID will be our main line of products in the future (although not our sole source of revenue, see description of the OTI Transaction and Existing Projects in Item 4 below). There can be no assurance that we will successfully identify new product opportunities and develop and bring our new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new products development efforts could have a material adverse effect on our business and results of operations.

If our smart card and highly secured document technology will cease to be adopted and used by government and industry organizations, we may lose some of our existing customers and our business might not maintain its profitably or even diminish.

Our ability to grow depends significantly on whether governmental and industrial organizations adopt our technology and solutions as part of their new standards and whether we will be able to leverage our expertise with government products into commercial products. If these organizations do not adopt our technology, then we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base. There also can be no assurances that we will be able to continue to apply our expertise and solutions developed for the public sector into the commercial market.

In order for us to achieve our growth objectives, the credentialing ,identification ,tracking and active RFID technologies must be adopted in a variety of areas, including:

•	public safety and emergency areas

•	Asset management

•	patient and critical equipment tracking in the health care sector

•	Monitoring and controlling of evidence in a crime scene environment

•	transportation applications using active RFID as method of monitor and control

•	access control in such fields as education and health care.

Any or all of these areas may not adopt RFID and the IRMS technology.

We cannot accurately predict the future growth rate of this market, if any, or the ultimate size of the RFID and credentialing technology market. The expansion of the market for our products and services depends on a number of factors such as:

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

Even if credentialing and matching solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If smart card solutions or our products and services do not gain wide market acceptance our business and our financial results will suffer.

We need to develop our position as a provider of IRMS and Active RFID systems and services to earn high margins from our technology, and if we are unable to develop such position, our business will not be as profitable as we hope, if profitable at all.

The increasing sophistication of IRMS and Active RFID technologies places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying IRMS and Active RFID systems. While we have had some early success positioning ourselves as a provider of services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce attractive margins in the future. A significant portion of the value of IRMS and Active RFID technologies lies in the development of software and applications that will permit the use of IRMS and Active RFID systems in new markets. In contrast, the margins involved in manufacturing and selling IRMS and Active RFID systems can be relatively small, and might not be sufficient to permit us to earn an attractive return on our development investments.

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

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future from quarter to quarter for the following reasons:

•	long customer sales cycles;

•	reduced demand for our products and services;

•	price reductions, new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our customers and distributors sell;

•	contract cancellations, delays or amendments by customers;

•	the lack of government demand for our products and services or the lack of government funds appropriated to purchase our products and services;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	other non-recurring financial charges;

•	the lack of availability or increase in cost of key components and subassemblies; and

•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products that may contain complex designs and components.

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

The market for credentialing and active RFID enabled products and services is intensely competitive. We expect competition to increase as the industry grows and as credentialing and RFID technology begins to converge with the access control and information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than us. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the RFID enabled solutions market expands, we expect additional competitors to enter the market.

Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well established relationships with our existing and prospective customers. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market share.

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

We may pursue acquisitions or investments in complementary technologies and businesses, which could harm our operating results and may disrupt our business.

In the future, we may pursue acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis, or at all. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management’s attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

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

We are incorporated under Israeli law and our principal executive offices, manufacturing facility and research and development facility are located in Israel. Political, economic and military conditions in Israel will, accordingly, directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, in varying levels of severity, since September 2000 through 2006. The election in early 2006 of representatives of the Hamas, an Islamic resistance movement, to a majority of seats in the Palestinian Legislative Council and the resulting tension among the different Palestinian functions may create additional unrest and uncertainty. In July 2006, an armed conflict erupted between Israel and Hezbollah, a Lebanese Islamist Shiite militia group and political party, which involved rocket attacks on populated areas in the northern part of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation may have an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Furthermore, several countries still restrict trade with Israeli companies, which may limit our ability to make sales in, or purchase components from, those countries. Any future-armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and customary manner, and to refrain from misusing his power, in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from oppressing any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our articles of association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, but provides that remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is only little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or otherwise encumber a merger with, or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company is required to approve a merger. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which time sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. These provisions of Israeli law could delay, prevent or impede a merger with, or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders and therefore depress the price of our shares.

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

Our shareholders may face difficulties in the enforcement of civil liabilities against Vuance Ltd. and its officers and directors.

Certain of our directors and our professional advisors are residents of Israel or otherwise reside outside of the United States. Vuance Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. It may be difficult to effect service of process within the United States upon us or upon any such directors or professional advisors or to realize in the United States upon judgments of United States' courts predicated upon civil liability of Vuance Ltd. or such persons under United States federal securities laws. We have been advised by our Israeli counsel that there is doubt as to whether Israeli courts would (i) enforce judgments of United States' courts obtained against Vuance Ltd. or such directors or professional advisors predicated solely upon the civil liabilities provisions of United States' federal securities laws, or (ii) impose liabilities in original actions against Vuance Ltd. or such directors and professional advisors predicated solely upon such United States' laws. However, subject to certain time limitations, Israeli courts will enforce foreign (including United States) final executory judgments for liquidated amounts in civil matters, obtained after due trial before a court of competent jurisdiction which recognizes similar Israeli judgments, provided that (1) due process has been observed, (2) such judgments or the execution thereof are not contrary to Israeli law, public policy, security or sovereignty, (3) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties and (4) an action between the same parties in the same matter is not pending in any Israeli court at the time the law suit is instituted in the foreign court.

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

Our ordinary shares trade on the OTC Bulletin Board in the United States. If we were unable to have a quotation of our ordinary shares on the OTC Bulletin Board System, our shares will only be traded on the "pink sheet" market. Stocks in the OTC Bulletin Board or in the "pink sheet" market ordinarily have much lower trading volume than in other markets, such as the Nasdaq Capital Market or the Nasdaq Global Market. Very few market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for Nasdaq stocks. As a result of the low trading volumes ordinarily obtained in OTC Bulletin Board and "pink sheet" markets, sales of our ordinary shares in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the OTC Bulletin Board and in the "pink sheet" markets are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

Servicing our debt obligations requires a significant amount of cash, and our ability to obtain or generate cash depends on many factors beyond our control.

Our ability to satisfy our debt service obligations, including to make the payments under the convertible bonds we issued in November, 2006 to a financial investor and to Special Situation Funds (the “Convertible Bonds”), will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations. We believe that, as of the filing date of this Annual Report, our current cash and cash equivalents, and marketable securities, in addition to the revenues generated from our business operations, will satisfy our operating capital needs for at least the next twelve months based upon our anticipated business activities. However, we may need additional capital even within the next twelve months if we undertake large projects or have a delay in one of our anticipated projects. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

Restrictions imposed by our Convertible Bonds and other debts instruments may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest. Our failure to comply with our obligations under these instruments could lead to an acceleration of our indebtedness.

The indenture governing the Convertible Bonds contains certain covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to: (1) create liens; (2) sell or otherwise dispose of assets; (3) engage in transactions with our affiliates; and (4) merge or consolidate with another entity or transfer all or substantially all of our assets. In addition, we undertook to maintain a certain level of EBTIDA for as long as the Convertible Bonds are outstanding. These restrictions could limit our ability to obtain future financing, make acquisitions or capital expenditures, withstand economic downturns in our business, industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that arise.

Our failure to make any payments due under our debt instruments, or otherwise to comply with any of the restrictions or our obligations thereunder, could result in an event of default under such instruments and lead to an acceleration of our related indebtedness. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. In that event, certain lenders could proceed against our assets that secure their debt.

A significant number of our ordinary shares are or will be eligible for sale in the open market, which could reduce the market price for our ordinary shares and make it difficult for us to raise capital.

As of June 20, 2007, 4,022,837 of our ordinary shares were outstanding. In addition, we had a total of 840,470 ordinary shares issuable upon exercise of outstanding options, which we have issued to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. In December 2004, we filed a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission (the “SEC”) registering (i) 170,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 594,034 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 109,412 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan. As of June 20, 2007, we have also issued 759,935 warrants to acquire ordinary shares to investors and consultants, at various prices, which expire between 2009 to 2011. As of June 20, 2007, we have also issued convertible bonds to acquire 631,313 ordinary shares. As of June 20, 2007 warrants to acquire only 194,625 ordinary shares had been exercised. In November, 2004, we registered up to 1,078,092 ordinary shares pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission, which included ordinary shares issuable upon exercise of our outstanding warrants. In January 2006, we registered up to 1,154,492 ordinary shares pursuant to a Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission, which included ordinary shares issuable upon exercise of our outstanding warrants. As of December 31, 2006, our registered capital permitted us to issue up to additional 853,752 ordinary shares in connection with future grants of options, warrants, shares and other financial instruments.

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

Trading in our ordinary shares maybe subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a "penny stock," of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit their market price and the liquidity of our stock.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the OTC Bulletin Board in the United States and on the Euronext Brussels stock market in Belgium. Trading in our ordinary shares on these markets is made in different currencies (US dollars on the OTC Bulletin Board and Euros on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Belgium). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. On May 22, 2007, we applied for listing of our ordinary shares on the Nasdaq Capital Market. We cannot assure you that the Nasdaq Capital Market will approve the listing of our ordinary shares. If our ordinary shares become listed on the Nasdaq Capital Market, trading of our ordinary shares on the OTC Bulletin Board will cease.

Our default under certain registration rights agreements may result in liquidated damages.

In connection with private placements completed in September 2004 and December 2005, in which we issued to the investors ordinary shares and warrants to purchase our ordinary shares, we entered into registration rights agreements pursuant to which we undertook to register such ordinary shares in accordance with the Securities Act of 1933. Accordingly, we filed Forms F-1 on November 2004 and January 5, 2006. Our failure to properly update the Forms (and to make subsequent registrations) in accordance with the registration rights agreements could result in an event of default under such agreements and subject us to liquidated damages.

We have a stockholder that is able to exercise substantial influence over us and all matters submitted to our stockholders which may make us difficult to be acquired and less attractive to new investors.

Special Situations Fund III, L.P., and its affiliates (collectively, “SSF”) beneficially own, 991,388 of our ordinary shares, representing approximately 24.64% of our outstanding ordinary shares, based on 4,022,837 ordinary shares currently outstanding. In addition, SSF own warrants exercisable for an additional 267,823 ordinary shares and convertible bond for additional 131,313 ordinary shares. Such ownership interest gives SSF substantial influence over the outcome of all matters submitted to our stockholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. In addition, our officers and directors beneficially own a significant amount of our ordinary shares, which may have a similar effect as SSF' ownership of our ordinary shares.

The number of ordinary shares that are available for sale upon exercise of our outstanding warrants, options and convertible bonds is significant in relation to our currently outstanding ordinary shares and could cause downward pressure on the market price for our ordinary shares.

The number of ordinary shares registered for resale upon exercise of our outstanding warrants, options and convertible bonds is significant in relation to the number of ordinary shares currently outstanding. If those warrant holders, option holders and convertible bonds holders determine to sell a substantial number of shares into the market at any given time, there may not be sufficient demand in the market to purchase the shares without a decline in the market price for our ordinary shares. Moreover, continuous sales into the market of a number of shares in excess of the typical trading volume for our ordinary shares, or even the availability of such a large number of shares, could depress the trading market for our ordinary shares over an extended period of time.

If holders of convertible bonds convert their bonds into ordinary shares, existing shareholders may suffer substantial dilution.

In a private placement to a single investor for an aggregate purchase price of $2,500,000, we sold units consisting of convertible bonds that are convertible into 500,000 ordinary shares and additional warrants to purchase 106,250 ordinary shares at an exercise price of $5 per share. In addition, SSF, who were existing shareholders, have elected to exercise their preemptive rights and have purchased substantially similar units from us for an aggregate purchase price of $656,566 consisting of convertible bonds that are convertible into 131,313 ordinary shares and additional warrants to purchase 27,904 ordinary shares at an exercise price of $5 per share. The bonds may be converted at any time, upon the option of their holder, in which case existing shareholders may suffer substantial dilution.

If we were to be deemed an “investment company” under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

A person will generally be deemed to be an “investment company” for purposes of the Investment Company Act of 1940 (“1940 Act”) if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in of research and development of incident response management and tracking solutions for public safety agencies, commercial customers and governmental organizations and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services and sale of products. Accordingly, we do not believe that Vuance Ltd. is, or will be, an “orthodox” investment company as defined in section 3(a)(1)(A) of the 1940 Act and described in the first bullet point above. Similarly, we do not believe we are an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C) of the 1940 Act as described in the second bullet point above, despite our current holding of the ordinary shares of OTI (see description of the OTI Transaction under the caption “The OTI Transaction” in Item 4.A). In addition, we believe that we are not an investment company under section 3(b)(1) of the 1940 Act because we primarily engage in a non-investment company business.

The 1940 Act and the rules promulgated thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. If anything were to happen which would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates (including us) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior managing directors, or any combination thereof, and materially adversely affect our business, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the 1940 Act.

If persons engage in short sales of our ordinary shares, including sales of shares to be issued upon the exercise of our outstanding warrants, options and convertible bonds, the price of our ordinary shares may decline.

Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. In addition, holders of options, warrants and convertible bonds will sometimes sell short knowing they can, in effect, cover through the exercise of an option or warrant or convertible bond, thus locking in a profit. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. Further sales of ordinary shares issued upon exercise of our outstanding warrants or options or convertible bond could cause even greater declines in the price of our ordinary shares due to the number of additional shares available in the market upon such exercise or conversion, which could encourage short sales that could further undermine the value of our ordinary shares. You could, therefore, experience a decline in the value of your investment as a result of short sales of our ordinary shares.

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

ITEM 4.    Information on the Corporation.

A.    History and Development of the Corporation

History of the company

  Vuance Ltd. was incorporated in Israel, as a company limited by shares, on July 4, 1988, under the provisions of the then-current Israeli Companies Ordinance. We now operate under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended.

From our incorporation in 1988 until 1999, we were a development-stage company primarily engaged in research and development, establishing relationships with suppliers and potential customers and recruiting personnel with a focus on the governmental market. In 2001, we implemented a reorganization plan, which we completed in 2002. As a result of the reorganization, we expanded our marketing and sales efforts to include the commercial market with a new line of advanced smart card and identification technologies products, while maintaining our governmental market business.

During 2002, we sold, in three separate transactions with third party purchasers, our entire equity interest in a U.S. subsidiary, InkSure Technologies, Inc., for which we received aggregate proceeds of approximately $6,600,000. In December 2002, we discontinued the operations, disposed of all of the assets and terminated the employees of two U.S. subsidiaries, Genodus Inc. and Kromotek, Inc.

On November 17, 2003, we purchased the 20% equity interest of a minority shareholder in Supercom Asia Pacific Limited, our Hong Kong subsidiary, for approximately $70,000, whereupon Supercom Asia Pacific Limited became our wholly-owned subsidiary.

We became a publicly-traded company on NASDAQ Europe (Formerly EASDAQ, hereinafter “NASDAQ Europe”) on April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our ordinary shares to the Euronext Brussels stock market under the symbol “SUP”, which became “VUNC” after our corporate name change on May 14, 2007.

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act. Since November 5, 2004, our ordinary shares have traded in the United States on the OTC Bulletin Board under the symbol “SPCBF.OB, which following our recent name change became “VUNCF.OB”. On May 22, 2007, we have applied to list our ordinary shares on the Nasdaq Capital Market. We cannot assure you that the Nasdaq Capital Market will approve the listing of our ordinary shares. If our ordinary shares become listed on the Nasdaq Capital Market, trading of our ordinary shares on the OTC Bulletin Board will cease.

During the fourth quarter of 2005, we established a new Delaware subsidiary (of which we initially owned 80%), VUANCE - RFID Inc. (formerly, Pure RF Inc.), which began operations during the first quarter of 2006. During the first quarter of 2006, VUANCE - RFID Inc. established a wholly-owned Israeli subsidiary, Pure RF Ltd VUANCE - RFID Inc. and Pure RF Ltd. focus on new technologies and solutions for active tracking of people and objects. In February 2007, we purchased the remaining 20% of the stock of VUANCE - RFID Inc. from its minority stockholders for an amount of $100,000, whereupon Pure RF Inc. became our wholly-owned subsidiary.

The OTI Transaction

In 2006 we decided to sell our E-ID Division in order to focus on opportunities in the United States for our IRMS and active RFID tracking businesses and on December 31, 2006, we sold the E-ID Division to On Track Innovations Ltd., for 2,827,200 restricted ordinary shares of OTI. The ordinary shares were issued to us subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) are released from the lock-up restrictions every three months beginning on December 31, 2006. We executed an irrevocable proxy appointing a person designated by OTI to vote the 2,827,200 ordinary shares issued to us in connection with the transaction. Under the terms of our agreement with OTI, OTI committed to file with the SEC a registration statement covering these ordinary shares and made such filing on April 24, 2007. We may gradually dispose of all or some of the OTI shares in order to finance our operation and in order to finance future acquisitions.

Simultaneously, we entered into a service and supply agreement with OTI under which (i) OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI (the “Existing Projects”), and (ii) OTI granted us an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use in connection with our Existing Projects, certain intellectual property rights transferred to OTI as part of the OTI Transaction, for the duration of such projects. We expect that due to the revenues from the Existing Projects, our income in the short term will not be materially adversely affected. The sale of our E-ID division and the services and supply agreement are collectively referred to herein as the “OTI Transaction.”

Recent Developments

On June 14, 2007 we announced that Mr. Lior Maza has joined the Company’s executive management team as Chief Financial Officer. Mr. Maza replaces Mr. Yaron Shalom.

In May 2007, we announced that at an extraordinary general meeting held on April 29, 2007, our shareholders approved (1) a change of our name from SuperCom Ltd. to Vuance Ltd., and (2) a 1-for-5.88235 ‘reverse split’ of our ordinary shares. In May 2007, we announced that our name change and the reverse share split will become effective for trading purposes on May 14, 2007.

In April 2007, we announced that Oliver “Buck” Revell, former Associate Deputy Director in charge of Criminal Investigations, Counter-Terrorism and Counter-Intelligence at the Federal Bureau of Investigation (FBI), has joined our Advisory Board (see the section captioned “Enhancing Our Presence” in Item 4.B for more information on our Advisory Board).

In January 2007 we announced that on December 31, 2006 we consummated the OTI Transaction described above. Upon consummation of the OTI Transaction a $2,500,000 loan was extended to us by a financial institution. The loan is secured by the shares we received from OTI and OTI has agreed to guarantee the loan on behalf of us.

In November 2006, we announced that we have raised $3.15 million through the issuance of units consisting of convertible bonds and warrants. Units valued at $2.5 million were issued to a financial investor, and units valued at $656,566 were issued to SSF. The convertible bonds will mature three years from the date of issuance and will pay interest at a net rate of 8% per annum. Subject to certain redemption provisions, the bonds may be converted at any time, at the option of the investors, into our ordinary shares at a conversion price of $5 per share. The investors were also granted warrants entitling them to acquire a total of 134,154 ordinary shares at an exercise price of $5 per share during the next five years.

In May 2006, we announced that our U.S. subsidiary, SuperCom, Inc., had received a U.S. General Services Administration (GSA) Federal Supply Schedule Contract for its products. This contract enables all U.S. federal and state agencies to purchase our products from a GSA-approved price list in accordance with the terms and conditions set forth therein. GSA Schedules provide a direct and effective procurement vehicle that satisfies the U.S. government’s extensive requirements with simple administrative processes that significantly reduce the time and expense of acquisition, for both the contractor and the federal customer.

In April 2006, Mr. Eyal Tuchman, who has been our Chief Financial Officer from July 2002 through- March 2006, replaced Avi Schechter as our Chief Executive Officer. Mr. Schechter served as a consultant for the Company until July 2006.

Principal capital expenditures and divestitures

From January 1, 2006 to December 31, 2006, our capital expenditures totaled approximately $93,000 (compared to $315,000 during 2005 and $1,087,000 during 2004), of which approximately $69,000 (compared to $293,000 during 2005 and $1,017,000 during 2004) can be attributed to our facilities in Israel, and approximately $24,000 (compared to $22,000 during 2005 and $70,000 during 2004) can be attributed to various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2007, our capital expenditures totaled approximately $37,000.

Corporate information

Our head office and principal place of business is located at Sagid House “Ha’Sharon Industrial Park”, Qadima 60920, Israel and our telephone number is +972-9-889-0800. Our Internet website address is http://www.vuance.com. The information contained on our corporate websites is not a part of this prospectus.

Our agent for SEC matters in the United States. is our subsidiary, SuperCom, Inc., whose address is: 2010 Corporate Ridge, Suite 700 McLean, VA 22102-7838.

B.    Business Overview

 We develop and market incident response management and tracking solutions for public safety agencies, commercial customers and governmental organizations. We offer two principal products Suits to our customers, both of which we developed recently:

•
IRMS Suite, an incident response management system, used to facilitate the authentication and flow of on-site personnel in disaster recovery operations, including police, fire and emergency medical service departments and other governmental agencies complying with U.S. Department of Homeland Security requirements, and

•
PureRF Suite, an active radio frequency identification (RFID) system that utilizes radio frequency communications to track assets, people and objects for potential governmental agency and commercial customers.

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. As mentioned above, in 2006 we decided to sell this division in order to focus on opportunities for our IRMS and active RFID tracking businesses. On December 31, 2006, we completed the OTI Transaction. (see full description above) We expect to continue to receive revenues from s the Existing Projects, which were not transferred to OTI, until 2016.

We believe that our exposure to the governmental market and experience in customizing solutions in our former E-ID Division will contribute to our ability to develop and market products in our IRMS and active RFID tracking businesses. We currently concentrate our marketing efforts for our IRMS and active RFID tracking systems on U.S. state and local government agencies that are seeking to comply with U.S. Department of Homeland Security requirements for implementation of new systems that facilitate government agency interaction in anticipation of and response to incidents that threaten public safety, and other homeland security objectives. We also plan to market our IRMS and active RFID tracking systems to commercial customers.

We currently operate in the United States through two wholly-owned subsidiaries, Supercom, Inc. and VUANCE - RFID Inc.

We currently operate in Asia Pacific through a wholly-owned subsidiary, Supercom Asia Pacific Ltd,.

Our Strategy

In 2006, we decided to sell our E-ID division in order to focus on opportunities mainly in the U.S. for our IRMS and active RFID tracking businesses. The sale was completed on December 31, 2006 (see section captioned “The OTI Transaction” in this Item 4.A). We currently concentrate our marketing efforts for our IRMS and active RFID tracking systems on U.S. federal, state and local government agencies that are seeking to comply with U.S. Department of Homeland Security requirements for implementation of new systems that facilitate government agency interaction in anticipation of and response to incidents that threaten public safety, and other homeland security objectives. We also plan to market our IRMS and active RFID tracking systems to commercial customers.

Enhancing Our Presence

We decided to established an advisory board (the “Advisory Board”) to assist us in broadening our presence in the government, military, and law enforcement sectors and to identify the core technology needs of the homeland security and related markets, as well as new applications for our technologies. We have sought preeminent authorities to serve on the Advisory Board and in February 2006 we announced the creation of the Advisory Board and the appointment of R. James Woolsey, former Director of Central Intelligence and one of America’s preeminent authorities on security issues, as its Chairman. In August 2006, we announced that Neil C. Livingstone, one of America’s preeminent authorities on security issues and the chief executive officer of GlobalOptions Inc., a Washington-based international risk management and business solutions company, was appointed to the Advisory Board. In April 2007, we announced that Oliver "Buck" Revell, former Associate Deputy Director in charge of Criminal Investigations, Counter-Terrorism and Counter-Intelligence at the Federal Bureau of Investigation (FBI), and one of the world's most recognized experts in the fight against terrorism, has joined our Advisory Board.

We also hope to enhance our presence in the U.S. by attracting major city governments as customers for our solutions. For example, we entered into an agreement for the deployment of mobile credentialing and access control systems with the City of Los Angeles, California.

In order to expand our U.S. presence, we may pursue acquisitions of one or more companies, which have an existing customer base and revenues or that can otherwise offer business synergies to us.

Identifying New Applications for Our Technologies

Our management and its external advisors are working to identify new applications for our technologies in the homeland security, defense and other markets. In an area when both government and the private sector are faced with unprecedented challenges to protect public safety and personal privacy, we expect our Advisory Board to help to extend our forward-looking technologies into the U.S. market.

Leveraging Knowledge and Experience

We believe that our exposure to the governmental market and experience in customizing solutions in our former E-ID Division will contribute to our ability to develop and market products in our IRMS and active RFID tracking businesses. We intend to leverage such knowledge and experience in order to respond to the needs of existing and potential customers in the homeland security, defense and other markets.

Leveraging Public Sector Expertise Into Commercial Applications

We believe that significant commercial possibilities exist for our products and specifically for our active RF tracking products. For example, in addition to the use of our active RF tracking systems for security applications, our systems could be deployed for asset, supply chain, inventory, personnel, capacity or livestock management purposes. We intend to leverage our expertise in public sector projects into applications for commercial customers.

Seeking Partnerships With Other Relevant Companies

To bolster our sales and marketing efforts, we may seek to partner with distributors that can offer us new relationships with the homeland security sector or government agencies or help us increase our geographic breadth. In addition, we may partner with system integrators experienced in handling large-scale governmental projects under government contracts, since we believe such partners, by virtue of their recognition by government agencies, may have an advantage in securing government contracts. Finally, we may enter into strategic partnerships with companies that offer technologies that complement ours.

Current Businesses

Incident Response Management System Business

Overview

Our incident response management systems represent a completely integrated solution for multiple applications. The applications include enabling state and local public safety agencies, such as police, fire and emergency medical services departments, and other governmental agencies to comply with U.S. Department of Homeland Security, or DHS, requirements regarding national incident management systems, security, protection of infrastructure and incident command systems.

Product

Our principal IRMS Suite product includes: Smart Disaster Site Management System, or SmartDSMS, Mobile Enrollment, Dynagate Units, Handheld Units and Communications Interoperability, as further described below.

SmartDSMS - An incident management systems with a 900 MHz wireless wide area network, which supports access control and personnel authentication at a disaster site, as well as a self-contained stand-alone voice, data and video network for emergency responders.

Mobile Enrollment - Issues secure smart-card credentials with or without biometric verification in any location, and updates databases instantly to ensure accountability for all people within an incident scene or secure area.

Dynagate Units - The Dynagate is the cornerstone of both our wireless and 900 MHz solutions for many applications. It is very useful for field personnel verification and property/evidence inventory.

Handheld Units - Lightweight, rugged verification units that read contact and contactless smart cards (soon to include Homeland Security FIPS-201, TSA/TWIC, and DOD/CAC cards) as well as any driver’s license or 2D Barcode enabled I.D.  These units can communicate with wireless including GPRS communications, or with our other systems for total communications reliability; with or without biometric verification.  These units are well-suited fit for use with constantly updated databases for patrol use in daily security, personnel, and police operations.

Communications Interoperability - Our interoperability bridges link mobile and portable radios of all kinds, military and civilian, as well as cell/satellite/direct-connect and land-line telephones allowing responders to communicate across technological and organizational boundaries, without changing equipment or monopolizing their communications systems.  These bridges are P25 and VoIP compatible, allowing you the ability of utilizing our robust 900 MHz tripods as repeaters if none are available.

Customers

Our first customer for or IRMS products was the City of Columbus, Ohio, which deployed the SmartDSMS system in April 2005 and subsequently expanded its capabilities. In July 2006, we entered into an agreement with H.M.S. Telecom, LLC, a leading oil and gas industry consulting group from Houston, Texas to represent and market our IRMS products to the oil and gas industry. In November 2006, we entered into a contract to provide an IRMS system to the City of Los Angeles for the Department of General Services—Office of Public Safety, the Office of Personnel and the Police Department (Mobile Command Post Unit). In January 2007, we entered into two additional contracts for the deployment of IRMS systems with county governments in Pennsylvania.

Market Opportunity

In 2002, following the terrorist attacks on September 11, 2001, and in accordance with The National Strategy for Homeland Security and the Homeland Security Act of 2002, the Department of Homeland Security, or the DHS was formed. The main objective of the DHS is to provide the unifying core for the vast nationwide network of organizations and institutions involved in efforts to provide national security. DHS initiatives have emphasized “interoperability”—the implementation of new systems that facilitate interaction between government agencies, including first responders such as police, fire and emergency medical services departments, in anticipation of and response to incidents that threaten public safety. Presidential directives concerning homeland security call for the development of:

•
a National Incident Management System that will provide a consistent framework for incident management at all jurisdictional levels regardless of the cause, size or complexity of the incident and provide first responders with a common foundation for incident management of terrorist attacks, natural disasters and other emergencies; and

•
a National Response Plan that will provide the structure and mechanisms to coordinate and integrate incident management activities and emergency support functions across federal, state, local and tribal government entities, the private sector and non-governmental agencies.

The activities and projects necessary to achieve these goals are accomplished by furnishing federal funding to state and local government agencies. Since 2002, the DHS has allocated over $20 billion in grants and awards to state and local government agencies for the implementation of a broad range of security projects throughout the U.S. Much of the grants have not yet been spent by the recipient government agencies. In January 2007, the DHS announced plans to grant an additional $1.7 billion for specified security programs.

We believe that we are positioned to take advantage of the market opportunity presented by DHS-funded security projects of state and local government agencies throughout the U.S. Our IRMS systems can be used as standalone solutions for the access control, accountability and credentialing needs of law enforcement and first responder governmental agencies managing disaster sites, including sites of natural disasters, terrorist attacks, crime scenes or large scale accidents. The individual components of the IRMS system could also be marketed to the U.S. military or the DHS for more general perimeter security applications.

Active RFID Tracking Business

Overview

In February 2006, we introduced our active RFID technology, which utilizes active radio frequency communications to track people and objects. We developed this new technology to meet the growing market demand for asset and person tracking solutions. The new technology expands our wide range of products aimed to the homeland security market through a wireless asset tracking system. In order to focus on the growing market for this technology we established a new subsidiary in the U.S., VUANCE - RFID Inc.

Our “PureRF” movement detection solution can monitor and track a number of items simultaneously, providing an active set of different signals and alerts. The software and hardware solution employs small, low-powered RFID tags attached to an object or a person. License-free radio bands are used to track the RF identification band from a base transmitter that is programmable for periodic or event-driven transmissions.

Current activities in our active RF tracking business involve the development and marketing of a new product, the PureRF Suite, which is described below. We plan to market the PureRF Suite in the industrial, healthcare, security and homeland security sectors, and to further develop, improve and customize the PureRF Suite to meet customers’ needs in niche sectors.

Product

We expect our PureRF Suite, a complete location position (LP) system solution based on active RFID tag technology, to offer commercial customers and governmental agencies enhanced asset management capabilities. The system can be deployed in physical security applications. The basic components of our PureRF Suite include:

•	an active tag, which contains a microchip equipped transponder, an antenna and a capacitor, attached to the item to be identified, located or tracked;

•	a tag activator, which intermittently causes the active tag to transmit information via a wireless signal;

•	a web-based management system, which captures and processes the signal from the active tag, and may be configured to provide an alert upon the occurrence of a trigger event;

•	one or more wireless receivers; and

•	the system initializer, which is used to configure the PureRF Suite.

The PureRF Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. The ability to reliably identify and track the movement of people and objects in real-time will enable PureRF Suite customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises, and protect personnel in hazardous working environments and disaster management situations.

Market Opportunity

Radio frequency identification, or RFID, is a widely adopted technology in the auto-identification market, which addresses electronic identification and location of objects. Typically, an RFID tag or transponder is attached to or incorporated into a product or person. A handheld device that receives the radio frequency waves from these tags is used to determine their locations. Prior to the adoption of RFID, users identified and tracked assets manually as well as through the use of bar code technology. These solutions were limited because of the need for ongoing human intervention and the lack of instantaneous location capabilities. RFID technology possesses greater range, accuracy, speed and lower line−of−sight requirements than bar code technology.

Our PureRF Suite can track items simultaneously, providing an alert when a tagged item is removed from a pre-determined area, passes through a marked checkpoint or otherwise moves. We believe that potential customers for our PureRF Suite include the following:

•
Civil and Military Governments. Our PureRF Suite can provide secure access control into restricted areas and map and track visitors throughout a facility. Many high security facilities, including governmental and industrial facilities, need access monitoring. For example, nuclear power plants, national research laboratories and correctional facilities need to accurately and securely monitor inbound and outbound activity. Line of sight identifiers, such as identification cards, suffer from problems that our RFID technology readily overcomes, including reliance on human visual identification, forgery and tampering. Our PureRF Suite also enables identification and location of individuals in restricted areas in real time.

•
Airport and Port Security Infrastructure Providers. Our PureRF Suite can offer solutions for the transportation sector by enabling common carriers to monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing risk of lost baggage, increasing customer service and improving security.

•
Businesses and Industrial Companies. Our PureRF Suite can be used by businesses, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, order picking, inventory verification and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our PureRF Suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

•
Hospitals and Care Homes. The healthcare sector has successfully utilized RFID technologies for the purposes of infant protection in maternity wards and wander prevention in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRF Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, RFID technology will be utilized in real-time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

•	Livestock Owners. Our PureRF Suite can be used as a livestock identification and safeguarding system.

Former E-ID Division

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. Our applications and solutions included e-passports, visas and other border entry documents, national identification and military, police and commercial access identification. As detailed above, in 2006, we decided to sell our E-ID division in order to focus on opportunities in the U.S. for our IRMS and active RFID tracking businesses.

In our E-ID Division, we developed a fully automated production line for picture identification contactless smart cards, and offered our customers raw materials and maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for the governmental and commercial customers. The customers and contracts of our E-ID Division in 2004, 2005 and 2006 included the following:

Passports and ID Card—Africa

In April 2003, we entered into a five-year agreement with the Security, Immigration and Refugees Affaires Authority of an African country in connection with passports and other travel documentation for that country. The agreement required us to supply the customer with equipment and raw materials necessary for the production of passports and other travel documents from time to time. The agreement required the customer to pay us for the equipment and the raw materials supplied by us in the aggregate amount of $1.6 million. During 2004, 2005 and 2006, we generated $261,000, $240,000 and $222,000 respectively, in revenues under this agreement.

Passports and Id Smart Cards—Ukraine

In September 1999, a consortium led by us was awarded a contract from the Ukrainian government for a national passport and ID smart card project. Over the course of the project from 1999 to 2005, we were engaged to supply technology, production equipment and raw materials for the issuance of passports and ID smart cards. We have been engaged in an arbitration proceeding concerning this contract, as further described under “—Legal Proceedings.” We did not have any revenues from this project in 2004, 2005 or 2006.

National Documentation—Moldova

In August 1995, we entered into an agreement with Intercomsoft, which was subsequently amended on May 5, 1998 and July 22, 1998, in connection with a national documentation project in Moldova. The agreement had a term of ten years. Pursuant to the agreement, we supplied Intercomsoft with equipment and raw materials necessary for the production of passports, drivers' licenses, vehicle registrations, identification cards and other documents, as required from time to time under an agreement between Intercomsoft and the Ministry of Internal Affairs of Moldova (“MIAM”). Pursuant to the agreement, Intercomsoft was required to pay us for the equipment and raw materials that we supplied to Intercomsoft. In addition, we were entitled to 25% of Intercomsoft's gross profits from the sale of ID documentation to the MIAM. In addition, Trimol Group Inc., a publicly traded company in the United States and the parent company of Intercomsoft, issued 125,000 shares of Trimol Group, Inc. to us as partial consideration for the equipment supplied and the other undertakings. During the first and the second quarter of 2004 we sold all of our shares in Trimol Group, Inc. for the total amount of $2,500. In 2004 and 2005, we generated revenues of $1,610,000 and $559,000, respectively, pursuant to this agreement.

On March 24, 2005, we terminated our agreement with Intercomsoft. Under the terms of the termination agreement, we supplied equipment, consumables and software directly to the Moldovan government until April 29, 2006 for which we expect we will be paid by the Moldovan government. We were paid by the Moldovan government per purchase order. During 2005, we generated $1,868,000 in revenues from the Moldovan government. (in addition to $559,000 revenues we generated under the agreement as mentioned above).

Passports—Hong Kong

In September 1996, SuperCom Asia Pacific Ltd., our wholly owned subsidiary, entered into an agreement with China Travel Service (Holdings) H.K. Ltd. (“CTSH”), which supplies passports to the Hong Kong government. Under the agreement, SuperCom Asia Pacific, as subcontractor, provides CTSH with all the equipment and raw materials required for the production of passports in Hong Kong. The agreement provides for payments for equipment and raw materials purchased plus annual fees for maintenance after the first 12 months. We renewed this agreement several times, most recently in March 2005 for an additional term of three years through June 30, 2007. In 2004, 2005 and 2006 we generated revenues of $758,000, $672,000 and $494,000 respectively, under this agreement.

Hong Kong - China Re-Entry Cards

In 1996, SuperCom Asia Pacific entered into an agreement with China Travel Services (CHK) Ltd. (“CTS”), which is responsible for the supply of Hong Kong-China re-entry cards to the Hong Kong government. SuperCom Asia Pacific, as subcontractor, provides CTS with all the equipment and raw material necessary for the production of the Hong Kong-China re-entry cards. The agreement provides for payment of equipment and raw materials plus annual maintenance fees after the first 12 months. The term of the agreement is five years with a five-year renewal option and can be terminated for cause. In June 2001, the agreement was renewed through June 29, 2006, and CTS made a follow-on purchase order in 2007. In 2004, 2005 and 2006 we generated revenues of $1,271,000, $900,000 and $898,000 respectively, under this agreement.

Passports—United Kingdom

In December 1997, we entered into an agreement with the Stationary Office Limited, an English company (“TSO”), which was awarded a ten-year agreement in June 1997 to supply passports to the United Kingdom Passport Agency. We, as subcontractor, supplied TSO with equipment and training for the production of passports at TSO's central facility in Manchester, England and at six regional offices of the United Kingdom Passport Agency. In addition, TSO had the option to purchase raw materials from us at prices specified in the agreement. The TSO agreement provided for termination for cause and upon termination of TSO's agreement with the Passport Agency. In 2004, 2005 and 2006 we generated revenues of $129,000, $14,000 and $198,000 respectively, under this agreement.

Biometric Visa system to European Government

In January 2005, we announced the execution of an agreement with the government of a European country to deploy a biometric visa issuance system in its embassies throughout the world. The project’s first stage has an estimated value of approximately $500,000.

The system was built on our proprietary platform technology, and was tailored to meet the customer’s specific requirements. To combat counterfeiting and fraud, the integrated system will capture the fingerprints of each visa applicant and store the images on a chip integrated in each visa, enabling automatic and positive identification of the person each time the visa is used. The system features an advanced and decentralized design that makes it fast and cost-effective to install while increasing its flexibility. The end-to-end solution meets all ICAO standards for visas and passports. In 2005 and 2006, we recognized revenues of $360,000 and $33,000, respectively, under this agreement.

National ID card deal with African Governmental Agency

In December 2004, we announced that we have entered into an agreement with an African governmental agency to provide an end-to-end “Magna” national identification system initially valued at approximately $2.5 million during the five-year term of the agreement. The solution was deployed in stages starting in the fourth quarter of 2004 and continued through the end of the fourth quarter of 2005. The comprehensive hardware and software-based solution consisted of a national population ID registry together with a document issuance system.

In 2004, 2005 and 2006, we generated revenues of $637,000, $1,918,000 and $399,000, respectively, under to this agreement.

Automated Smart Card Production System to a European Government

During the fourth quarter of 2004, we sold an automated smart card production system to the government of an European country. We recognized revenues from the sale in the amount of approximately $1.25 million during the forth quarter 2004.

The system is designated to allow the production of secured documents and credentials issued by the government. We sold additional raw materials to this customer in 2006. During the years 2005 and 2006 our revenues from this project were $ 202,000 and $21,000, respectively. The automated production line is based on high-end technology and manufactures contactless smart cards and inlays with an antenna and chip.

Biometric passport issuing and control system for a western European country

During January 2006, we announced an award of a tender to provide the technology for a biometric passport issuing and control system for a country in Western Europe. The implementation of the project started during first quarter of 2006.

The contract is for the implementation of a biometric passport issuing and control system, and includes a six-year contract for maintenance and support. In 2006, we recognized revenue of $453,000 under this agreement.

E-Passport with a European Country

In August 2006, we entered into an agreement with a European country, estimated to generate approximately $1.5 million in revenues. Under the agreement we should supply our Magna end-to-end solution for the production, management and personalization of biometric passports. The 16-month pilot program will produce a personalized passport that includes personal details, photo identification, digital signature and biometric data. The electronic passport will be compliant with European and International Civil Aviation Authority (ICAO) standards. In 2006, we recognized revenue of $600,000 under this agreement.

National Multi ID with a European Country

In September 2006, we announced that we entered into an agreement with a European county which we estimate to be generate approximately $50 million in revenues during the 10-year term of the project. Under the agreement we should provide the end-to-end system for a national multi ID issuing and control system. There can be no assurance however that we will realize the full estimated value of this agreement.

The project, which commenced during the third quarter of 2006, involves the implementation of an end-to-end national ID issuing and control system based on our Magna system and includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various National ID cards. In 2006, we recognized revenue of $4,569,000 under this agreement.

Contracts for Commercial Applications-Generally

From time to time we are party to agreements for the sale of our commercial applications, including DynaGate, SmartGate 2400, and SmartDSMS. Most, if not all, of our sales from these products are not recurring sales.

Research and Development

Our past research and development efforts helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $0.8 million, $1.2 million and $1.4 million on research and development in 2004, 2005 and 2006, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, contactless smart cards, document authentication and active tracking and incident response management solutions. We will continue to research and develop new technologies for active RFID tracking and incident response management solutions. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We have approximately 11 employees directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions including, our employees of SuperCom Asia Pacific, which market our products in Asia, and SuperCom, Inc., which markets our products in the United States. We are also represented by several independent distributors and resellers with which we have distribution agreements.

Our distributors and resellers sell our systems and products to business enterprises and government agencies and act as the initial customer service contact for the systems and products they sell. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and could be terminated by the distributor. We do not have agreements with all of our distributors.

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2004	2005	2006
	Total	Total	Total
	revenues	revenues	revenues

Europe	$3,218	$3,719	$5,877
Asia Pacific	2,433	2,173	1,730
Africa	899	2,158	621
United States	386	202	373
Israel	320	210	194
Other	88	-	-

	$7,344	$8,462	$8,795

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2004	2005	2006

Raw materials and equipment	$5,552	$7,902	$8,028
SPPL 1000	1,210	-	-
Maintenance	582	560	767

	$7,344	$8,462	$8,795

Customer Service

We believe that customer support plays a significant role in our sales and marketing efforts and in our ability to maintain customer satisfaction, which is critical to our efforts to build our reputation and enable us to grow in our existing markets and to penetrate and grow in new markets. In addition, we believe that our interaction with our customer and the customers’ feedback involved in our ongoing support functions provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under a separate and tailor made agreements. We provide our service through customer training, local third-party service organizations, our subsidiaries, or our personnel, including appropriate personnel sent from our headquarters in Israel. We generally provide our customers with a warranty for our products varying in length from twelve to 36 months. Costs incurred annually by Vuance for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

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

Certain components, such as printers and digital cameras, are purchased and then integrated by us into a data capture workstation. We contract with manufacturers to produce less technologically sensitive and complex features to our specifications.

In addition, for Existing Projects we purchase raw materials such as Teslin®, silicon, toners and certain security features, used by our customers in the production of ID documents from third parties. While third parties process many of the materials according to our specifications, we carry out the finishing and packaging of the consumable materials.

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

Competition

We assess our competitive position from our experience and market intelligence and reviewing third party competitive research materials.

While many companies are active in the homeland security market, few companies offer products similar to IRMS in the area of access control/perimeter security designed for incident management. Additionally, there are many companies in the broader security market that may offer competing products, but these companies do not target governmental customers. We believe that Enterprise Air, Salamander Technologies, Johnson Controls, Kollsman, ADT, DMS, Raytheon and Corestreet may offer products that compete with IRMS in the governmental market, and that Wherenet, RF Code, Radiance, Axcess, Sovereign, Ekahau, Pango Networks and Aeroscout are potential competitors, in niche areas, to us with respect to our active RFID tracking products.

Our management expects competition to intensify as the markets in which our products and services compete continue to develop. Some of our competitors may be more technologically sophisticated or have substantially greater technical, financial, or marketing resources than we do, or may have more extensive pre-existing relationships with potential customers. Although we believe that our products combine technologies and features that provide customers with complete and comprehensive solutions, we cannot assure you that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, achieve greater customer acceptance or have significantly improved functionality as compared to our products and services. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market shares.

We also compete with system integrators such as Lockheed-Martin, Raytheon, L3 and Motorola, which act as prime integrators in connection with government agreements, or with companies that offer technology complementary to ours to the same target market.

Due to the developing nature of the markets for our IRMS and active RFID tracking products and the ongoing changes in this market, the above mention list might not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Patents

As part of the OTI Transaction, we transferred our entire patents related to the E-ID Division to OTI.

Our patent portfolio currently consists of one patent application pending in the United States and an additional PCT application related to our IRMS and RFID technologies.

We intend to file additional patent applications when and if appropriate. There is no guarantee that patentable inventions will arise from our research and development efforts and, if we do apply for a patent protection for such inventions, there is no guarantee that it will be issued.

In addition, not all countries provide legal protection of proprietary technology to the same extent. There can be no assurance that the measures taken by us to protect our proprietary technologies are or will be sufficient to prevent misappropriation of our technologies or portions thereof by unauthorized third parties or independent development by others of similar technologies or products. In addition, regardless of whether our products infringe on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expenses in defending them. Our costs could also increase if we have to pay license fees as a result of these claims.

Licenses

We license technology and software, such as operating systems and database software from third parties for incorporation into our systems and products and we expect to continue to enter into these types of agreements for future products. Our licenses are either perpetual or for specific terms.

As part of the OTI Transaction, we received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use in connection with the Existing Projects the intellectual property that we transferred to OTI as part of the OTI Transaction. Generally speaking, the license will be valid for the duration of all Existing Projects.

Government Regulation

We are subject to certain labor statutes and to certain provisions of collective bargaining agreements between the Histadrut (the General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, with respect to our Israeli employees. In addition, some of our Israeli employees are also subject to minimum mandatory military service requirements. Please refer to the discussion of “Employees” appearing under Section D of Item 6 for more information.

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations, and the requirements may differ.

Employees

As of December 31, 2006 and December 31, 2005, we had 56 and 57 full-time employees, respectively. Please refer to the section captioned “Employees” appearing under Item 6.D for more information about our employees.

As a result of the OTI Transaction we terminated the employment of certain employees that were employed by us in the e-ID Division (the above information includes also the employees of the E-ID Division which are not our employees since the beginning of 2007).

Our ability to succeed depends, among other things, upon our continuing ability to attract and retain highly qualified managerial, technical, accounting, sales and marketing personnel.

Seasonality

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future. The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has to date ranged from three to 36 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles or federal and state grants. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

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

C.    Organizational Structure

The diagram below shows Vuance Ltd.'s holdings in its subsidiaries and affiliates as of June 25, 2007:

* In February 2007, the Company purchased the remaining 20% from the minority and thus became the sole shareholder of the VUANCE - RFID Inc.

SuperCom Asia Pacific Limited (''SuperCom Asia Pacific'')

SuperCom Asia Pacific, incorporated in Hong Kong, is responsible for our sales and marketing efforts in the Far East. SuperCom Asia Pacific has been our wholly owned subsidiary since November, 2003.

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

SuperCom, Inc.

SuperCom, Inc., incorporated in Delaware, is responsible for our sales and marketing efforts in the United States. SuperCom, Inc. is our wholly owned subsidiary.

VUANCE - RFID Inc.

VUANCE - RFID Inc., incorporated in Delaware in November 2005 under the name Pure RF Inc. Upon its incorporation we owned 80% of its shares. During January 2006 VUANCE - RFID Inc. established a wholly owned Israeli subsidiary . Pure RF Israel Ltd, which will develop new technology and solution for the tracking of people and assets. During February 2007, the Company purchased the remaining 20% from the minority for an amount of $100,000 whereupon VUANCE - RFID Inc. became our wholly owned subsidiary. In June 2007 Pure RF Inc. changed its name to VUANCE - RFID Inc.

SBC Aviation Ltd.

SBC Aviation Ltd., incorporated in Israel in the fourth quarter of 2006, is our wholly owned subsidiary, will commence operations in 2007, and will focus on executing information technology and security projects.

D.    Property, Plants and Equipment

We do not own any real estate property.

We lease approximately 2,224 square meters of facilities in Qadima, Israel. During the year 2006, our principal management, administration and marketing activities occupy approximately 682 square meters on the site. Our principal engineering, research and development and manufacturing activities occupy approximately 1,542 square meters on the site. As a result of the OTI Transaction, we leased to OTI certain portion of our leased facilities for a monthly fee of $11,000, for a period of one year, commencing on the closing date (December 31, 2006). According to our lease agreement with the owner of the facilities the lease is for a period of five years commencing on November 1, 2005. We have an option to renew the lease for an additional period of five years. According to the agreement, the monthly fee is approximately $16,000 (for 2,224 square meters).

SuperCom Asia Pacific leases approximately 200 square meters of office space in Hong Kong, and SuperCom, Inc. leases approximately 30 square meters of office space in Virginia. All of such leased properties in Hong Kong and the United States consist of office space for management, administrative and marketing activities.

The total annual rental fees for 2004, 2005 and 2006 were $386,821, $369,560 and $354,530, respectively. The total annual lease commitments for 2007 are $279,000

All assets are held in the name of Vuance Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2005 and 2006:

	December 31,
	2005	2006
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$1,055	$300
Machinery and peripheral equipment	3575	-
Office furniture and equipment	487	211
Leasehold improvements	131	75

	5,248	586
Accumulated depreciation:
Computers and peripheral equipment	971	259
Machinery and peripheral equipment	745	-
Office furniture and equipment	245	92
Leasehold improvements	77	75

	2,038	426

Depreciated cost:	$3,210	$160

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $238,000, $746,000 and $335,000, respectively.

During the fiscal 2005, the Company relocated its offices. As a result the Company wrote down the unamortized balance of leasehold improvement in the amount of $471,000. This expense was recorded in the statement of operations as part of “Restructuring expenses”.

On December 31, 2006, as part of the OTI Transaction, all property and equipment related to the Division were transferred to OTI.

ITEM 4A.    Unsolved Staff Comments.

Not applicable.

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

Overview

We were established in 1988 in Israel. Our ordinary shares have been listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, since October 23, 2003. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB". On April 29, 2007 our shareholders at the extraordinary general meeting of shareholders, approved to change the Company’s name to Vuance Ltd., as of May 14th, 2007 our current symbol on the OTC Bulletin Board is “VUNCF.OB” and on the Euronext Brussels stock market is “VUNC”.

We develop and market incident response management and tracking solutions for public safety agencies, commercial customers and governmental organizations. We offer two principal products to our customers, both of which we developed recently:

•
IRMS, an incident response management system, used to facilitate the authentication and flow of on-site personnel in disaster recovery operations, including police, fire and emergency medical service departments and other governmental agencies complying with U.S. Department of Homeland Security requirements, and

•
PureRF Suite, an active radio frequency identification (RFID), system that utilizes radio frequency communications to track assets, people and objects for potential governmental agency and commercial customers.

In addition, we have several continuing projects relating to the advanced smart cards and identification technologies division we sold to OTI (please refer to the section captioned “The OTI Transaction” in Item 4.A and the section captioned “Former E-ID Division” in Item 4.B).

We sell our products through centralized marketing offices in different regions of the world. We have two wholly-owned marketing subsidiaries: SuperCom Asia Pacific Limited in Hong Kong and Supercom Inc. in the United States. Supercom Inc., was established by the Company in 2003.

During the fourth quarter of 2005, we established a new Delaware subsidiary in which we initially owned 80% of the shares, VUANCE - RFID Inc., which began operations during the first quarter of 2006. During the first quarter of 2006 VUANCE - RFID Inc. established a wholly owned subsidiary. Pure RF Ltd, (Incorporated and operating in Israel), and focuses on new technology and solutions for active tracking of people and objects. During February 2007, we purchased the remaining 20% of VUANCE - RFID from its minority shareholder for a purchase price of $100,000.

During the fourth quarter of 2006, we established a new wholly-owned Israeli subsidiary, S.B.C. Aviation Ltd., which will commence operations in 2007, and will focus on executing information technology and security projects.

On November 8, 2006, we announced the execution of the OTI Transaction(see full description in Item 4A above). As a result of the OTI Transaction, we recognized $10,536,000 as a capital gain on the sale of the e-ID Division in fiscal year 2006. The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares (based on an independent appraisal), the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550) associated with the sale.

As a result of the OTI Transaction we terminated the employment of certain employees that were employed by us in the e-ID Division.

In connection with the completion of the OTI Transaction, during January 2007, a $2,500,000 loan was extended to us by a financial institution. In order to secure this loan , we deposited all of the we received from OTI in the OTI Transaction shares in escrow for the benefit of such financial institution.

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

In the IRMS Division we generate our revenues from the sale of IRMS systems. The revenues from this Division derive from the initial sale of the system and recurring revenues from: system expansion and software upgrade

Operating Expenses

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

C. Contingencies

D. Stock Based Compensation

Revenue Recognition

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

Revenues from arrangements that involve the delivery of multiple deliverables such as products, services or rights to use asset, are recognized in accordance with EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables”. For such arrangements, each element of the contract is accounted as a separate unit if the delivered items have value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered items.

We are entitled to royalties upon sales of smartcard systems. Such royalties are recognized when the sales are reported to the Company (mainly on a monthly basis).

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

Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

We perform ongoing credit evaluations of our customers' financial condition and we require collateral as deemed necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $3,397,000 and $3,487,000 at December 31, 2005 and 2006, respectively.

Contingencies

From time to time, we are the defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made. Other than as described under the heading “Legal Proceedings” under Item 8, there are no material pending legal proceedings in which we are a party or of which our property is subject.

Stock-Based Compensation

Until December 31, 2005 we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, issued in March 2000, to account for our employee stock options. Under this method, compensation expense was recognized only if the current market price of the underlying stock exceeded the exercise price on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation, (SFAS 123)” and FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” an amendment to FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted, through December 31, 2005, we elected to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123, as amended.

However, as more fully described in note 2(v) to the accompanying financial statement, On January 1, 2006 we adopted SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS 123. Among other items, SFAS 123R eliminated the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date.

We adopted SFAS 123R, using the modified prospective method, as permitted under the standard. Accordingly, prior period amounts have not been restated. Under this method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Warranties

Based on past experience, the Company does not provide for warranty costs when revenue is recognized.

Results of Operations

The following table sets forth selected consolidated income statement data for Vuance for each of the three years ended December 31, 2004, 2005 and 2006 expressed as a percentage of total revenues.

	2004	2005	2006
Revenues	100%	100%	100%
Cost of revenues	50.8	50.7	39.7
Inventory write-off	—	3.4	—
Gross profit	49.2	45.9	60.3
Operating expenses:
Research and development	11.5	14.0	15.5
Selling and marketing, net	33.3	35.5	63.9
General and administrative	26.6	35.0	31.1
Restructuring expenses	—	5.9	—
Litigation settlement expenses	—	1.5	1.2
Total operating expenses	71.4	91.9	111.7
Capital gain from the sale of the e-ID Division	—	—	119.7
Operating income (loss)	(22.2)	(46.0)	68.3
Financial income (expenses), net	(2.9)	(0.3)	(2.3)
Other income (expenses), net	(0.3)	(0.4)	(4.2)
Income (loss) before income taxes	(25.5)	(46.7)	61.8
Equity in losses of affiliates and
impairment, net of taxes	—	—	—
Net income (loss) from
continuing operations	(25.5)	(46.7)	61.8
Loss from discontinued operations	—	—	—
Net income (loss)	(25.5)	(46.7)	61.8

Operating Results

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Our revenues in 2006 were $8,795,000 compared to $8,462,000 in 2005, an increase of 4%. We anticipate that our revenues in 2007 will be consistent with our mix of revenues in 2006. We believe that the Existing Projects are critical to our success in the short-term, we believe that both the IRMS and the active RFID will be critical to our long-term future success.

Gross Profit

Our gross profits in 2006 were $5,301,000 compared to gross profits of $3,882,000 in 2005, an increase of 36.6%. The gross profit margin for the year 2006 increased by 14.4% as compared to 46% in 2005. The incraese in our 2006 gross profit margin was primarily due to different mix of products, which carry higher margins.

Expenses

Our operating expenses in 2006 were $9,826,000 compared to $7,778,000 in 2005, an increase of 26%. The increase in operating expenses was mainly due to the increase in selling and marketing.

Selling and marketing expenses consist primarily of salaries and commission earned by sales and marketing personnel, trade show and promotional expenses, allocated rent and supplies and travel and entertainment costs. Our selling and marketing expenses in 2006 were $5,619,000 compared to $3,003,000 in 2005, an increase of 87%. The increase in the sales and marketing expenses was primary due to the increase in sales promotion expenses related to the increase in revenues, labor expenses, an increase in sales and marketing activities in the United States and different mix of projects.

General and administrative expenses consist primarily of salaries, benefits, allocated rent and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses in 2006 were $2,737,000 compared to $2,968,000 in 2005, a decrease of 7.8%.

Research and development expenses consist primarily of salaries, benefits, allocated rent expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses in 2006 were $1,362,000 compared to $1,182,000 in 2005, an increase of 15%. The increase in the research and development expenses was primarily due to research and development expenses associated with our new technologies, IRMS and active RFID.

Restructuring expenses contains certain financial measures related to expenses totaling $496,000 that are associated with cost-cutting measures implemented by us during year 2005.

Additionally, litigation settlement expenses consist one time expenses that relate to litigations that settled during the reported periods as described in legal proceeding. Our litigation settlement expenses in 2006 were $108,000 compared to $129,000 in 2005.

Capital gain from the OTI Transaction

As a result of the OTI Transaction, we recognized $10,536,000 as a capital gain on the sale of the e-ID Division in fiscal year 2006. The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares (based on an independent appraisal), the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550,000) associated with the sale.

The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares we received y from OTI that will be transferred to consultants, as a finder and legal fee, in connection with the transaction (Our investment in OTI’s shares includes the shares held by us, net of the shares that will be transferred to the consultants).

Financial Interest Expense, net

Financial expense for the twelve months ended December 31, 2006, and 2005, was $204,000 and $25,000, respectively. The increase in financial expense is mainly due to the financial expenses with respect to convertible bond.

Other Expenses, Net

Other expenses, net for the twelve months ended December 31, 2006, and 2005, was $ 367,000 and $30,000, respectively. Other expenses, net during the year 2006 consisted write down of loan regarding an investment in an affiliated company and other trade receivables in the amount of $321,000 compared to $0 during the year 2005.

Net Loss

As a result of the factors described above, our net income in 2006 was $5,440,000 compared to a net loss of $3,951,000 in 2005.

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

Additionally, in 2005, we paid settlement expenses totaling $129,000 relating to a litigation settlement that we entered into with Mr. Yaacov Pedhatzur in connection with the Yaacov Pedhatzur litigation. See section captioned “Legal Proceedings” in Item 8 below.

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

Net Loss

As a result of the factors described above, our net loss in 2005 was $3,951,000 compared to a net loss of $1,872,000 in 2004, an increase of 111% in our net loss.

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

Historically, the New Israeli Shekel, the Israeli currency, has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate.

In 2006, the rate of evaluation of the NIS against the U.S. dollar was 8.2% and the rate of deflation was 0.1%. It is unclear what the devaluation/evaluation rate will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2006, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary or advisable to offset these risks.

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

New Accounting Pronouncements

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statements No. 133 and 140. This Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

This Statement becomes effective for all financial instruments acquired or issued, or subject to a re-measurement (new basis) after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year.

Management is currently evaluating the impact of this Statement, if any, on the Company’s financial statements or its results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely -than- not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings upon adoption.

The Company has not yet determined the impact, if any, that the adoption of FIN 48 will have on its financial position and results of operations.

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements". This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

The Company has not determined the impact, if any, the adoption of this Statement will have on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 was effective as of the year beginning January 1, 2006. The implementation of SAB 108 had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

B.    Liquidity and Capital Resources

Net cash used in operating activities for the twelve months ended December 31, 2006 was $3,047,000 compared to $2,954,000 during the period ended December 31, 2005, an increase of $93,000 or 3%. Our net income for the year 2006 was $5,440,000 less capital gain from the OTI Transaction in the amount of $10,536,000 and other adjustments reached to net cash used in operating activities for the year 2006 of $3,047,000 compared to a net loss of $3,951,000 during the year 2005 less other adjustment reached to net cash used in operating activities for the year 2005 0f $2,954,000.

Net cash provided by investing activities during the period ended December 31, 2006 was $476,000 compared to net cash used in investing activities of $635,000 during the period ended December 31, 2005, an increase of $1,111,000. This increase was primarily due to a proceeds from maturity of marketable debt securities of $ 650,000 during the year ended 2006 compared to investment in marketable debt securities of $650,000 during the year 2005, proceed from restricted cash deposit, net of $229,000 during the year ended 2006 compared to $41,000 during the year 2005. Also, during the year 2006 we purchased property and equipment in the amount of $ 93,000 compared to $ 315,000 during the year 2005. This was somewhat offset by the fact that during the year ended 2006 the amounts carried to deferred charges were $163,000 compared to $0 during the year ended 2005 and Proceeds from disposal of short term deposits, net during the year 2006 were $0 compared to $353,000 during the year 2005.

Net cash provided by financing activities during the period ended December 31, 2006 was $2,721,000 compared to $2,989,000 during the period ended December 31, 2005, a decrease of $268,000. This decrease was primarily due to a payment of short term bank credit of $307,000 compared to an increase in short term bank credit of $120,000 in 2005, a decrease in issuance of share capital through a private placement, net of issuance costs of $183,000 compared to issuance of share capital through a private placement, net of issuance costs of $2,539,000. This was somewhat offset by the fact that during the year ended 2006, we had a proceeds from issuance of convertible bonds and warrants, of $3,139,000 compared to $0 during the year ended 2005.

As of December 31, 2006, our cash and cash equivalents, totaled $2,444,000, compared to $2,294,000 as of December 31, 2005. Restricted cash totaled $859,000 as of December 31, 2006 compared to $1,088,000 as of December 31, 2005. Restricted cash is invested in certificates of deposits, which mature within one year, and is used to secure agreements with a customer or a bank. Marketable securities totaled $11,077,000 as of December 31, 2006 compared to $650,000 as of December 31, 2005. The majority of the increase in the marketable securities on December 31, 2006 is due to OTI’s shares we received as part of the OTI Transaction.

We have accumulated net losses of approximately $18,625,000 from our inception through December 31, 2006, and we have continued to accumulate net losses since December 31, 2006. Since May 1999, we have funded operations primarily through cash generated from our initial public offering on Nasdaq Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), our sale of shares of our former subsidiary, InkSure, and, to a lesser extent, borrowings from financial institutions, in 2004, private placements of our ordinary shares and warrants to purchase our ordinary shares, in 2005, private placements of our ordinary shares and warrants to purchase our ordinary shares and in 2006, Proceeds from issuance of convertible bonds and warrants and the sale of the E-ID Division to OTI. As of December 31, 2006, our principal source of liquidity was $2,444,000 of cash and cash equivalents. As of December 31, 2006, we had $668,000 of debt outstanding relating to obligations under our credit facility, $67,000 of debt outstanding relating to long-term loan, net of current maturities, an obligation for severance pay to Israeli employees of $744,000 of which $587,000 is provided by monthly deposits with severance pay funds, insurance policies and by an accrual and Convertible bonds of $2,255,000.

During June and July 2004, we received aggregate gross proceeds of $1,225,000 from a private placement of 265,001 ordinary shares and five-year warrants to purchase 106,001 ordinary shares at an exercise price of $6.47 per share. In connection with the private placement, our placement advisors received warrants to purchase 77,941 ordinary shares at an exercise price of $6.47 per share.

In August and September 2004, we received gross proceeds of $2,200,000 from a private placement to accredited investors of 420,000 ordinary shares and five-year warrants to purchase 168,000 ordinary shares at an exercise price of $6.47 per share. In connection with the private placement, our placement agent received warrants to purchase 30,240 ordinary shares at an exercise price of $6.47 per share and 75,601 ordinary shares at an exercise price of $5.00 per share. All of such warrants issued in this private placement, except 75,601 warrants with an exercise price of $5.00, were called by us at a redemption price of $0.0588 per warrant pursuant to our right to do so if the closing price (or closing bid price) of our ordinary shares on an U.S. stock exchange, Nasdaq or the OTC Bulletin Board was equal to or greater than $14.70 per share for 10 out of any 15 consecutive trading days. The investors exercised warrants to purchase an aggregate of 194,627 ordinary shares. During the fourth quarter of 2004, 120,176 warrants were exercised for an aggregate amount of approximately $778,000, and approximately $130,000 was received in respect of shares to be allotted in 2005. During the year 2005, 54,451 warrants were exercised for an aggregate amount of approximately $ 352,000.

In November and December of 2005, we received aggregate gross proceeds of $3,050,000 from a private placement by certain investors of 836,292 ordinary shares (out of which, 150,807 shares were issued after December 31, 2005.) and five-year warrants to purchase 292,701 ordinary shares at an exercise price of $3.53 per share. The private placement was made to accredited investors pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, our placement agent received a cash fee of $150,000 and our placement advisors received five-year warrants to purchase 8,446 ordinary shares at an exercise price of $3.53 per share. The investors that participated in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of our capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). The warrants are callable, subject to certain limitations, at our option if the closing bid price per ordinary share of our ordinary shares equals or exceeds $7.06 for 20 trading days during the term of the warrants. We may however only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

In November 2006, we raised $3,156,500 through the issuance of Units consisting of convertible bonds and warrants (the “Convertible Bonds Transaction”). Units valued at $2,500,000 were issued to a single investor, and Units valued at $656,500 were issued to Special Situation Funds (SSF), who were our existing shareholders. The Convertible Bonds mature three years from the date of issuance and bears interest at an annual rate of 8%. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bond). Payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into our ordinary shares at a conversion price of $5.00 per share. The purchasers of the Convertible Bonds were also granted warrants entitling them to acquire a total of 134,154 ordinary shares at an exercise price of $5.00 per share during the next five years. In respect of this transaction, we paid approximately $180,000 as expenses and granted an option to acquire up to 25,000 shares of the Company to a third party, exercisable at $5 per share. The fair market value of this grant is $ 40,000.

If we fail to fulfill certain conditions, the purchasers of the Convertible Bonds Transaction may accelerate repayment of the principal amount of $3,156,500 due under the of Convertible Bonds, in which case all interest payable at the Maturity Date will immediately become due and payable. As of December 31, 2006, we are in compliance with those conditions.

Between February 10, 2008 and February 16, 2008, we will have the option to call and redeem 100% of the Convertible Bonds at a price equal to (i) the aggregate principal amount of the bonds plus (ii) a redemption premium equal to fifteen percent (15%) of the aggregate principal amount plus (iii) any accrued but unpaid interest on the aggregate principal amount, calculated through the date of redemption.

The Convertible Bonds Transaction was accounted for in accordance with EITF 00-27, " Application of Issue No. 98-5 to Certain Convertible Instruments" and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The expiration date of the Warrants is November 2011.

As a result of the Convertible Bonds Transaction, we recorded an amount of $282,000 in respect of the Warrants and an amount of $632,000 as beneficial conversion feature in respect of the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital).

On December 31, 2006, we concluded the OTI Transaction for 2,827,2000 restricted ordinary shares of OTI. One seventh of the restricted ordinary shares vest at the end of each calendar quarter, beginning with the quarter ended December 31, 2006.

As a result of the OTI Transaction, we recognized $10,536,000 as a capital gain on the sale of the e-ID Division in fiscal year 2006.

The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares (based on an independent appraisal), the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550,000) associated with the sale (the investment of the Company in OTI’s shares includes the shares held by the Company, net of the shares that will be transferred to the consultants).

The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares received by us from OTI that will be transferred to consultants, as a finder and legal fee, in connection with the transaction.

In connection with the completion of the sale, during January 2007, a financial institution extended a $2,500,000 loan to us. In order to secure this loan we deposited OTI shares in favor of the financial institution.

Our budget relies on the Existing Projects for which OTI agreed to act as subcontractor and on estimated revenues from our new technologies.

As of December 31, 2006, we had credit lines from several banks in an aggregate amount of $830,000 including long-term loans (from time to time the bank may increase our credit line for a limited period), of which $585,000 is denominated in NIS and bears interest at the Prime rate plus an additional 0.5% to 2.5%, and $ 245,000 is denominated in dollars and bears interest at a rate of LIBOR plus 2.5% to 2.9%. (As of December 31, 2006, the rates of the U.S LIBOR and Prime were 5.3% and 6% respectively) The weighted average interest rate on the credit lines as of December 31, 2005 and 2006 was approximately 5.9% and 7.85%, respectively.

We had an unused credit facility in the amount of approximately $95,000 as of December 31, 2006. There is no fee for the unused portion of the credit facility.

During the period from January 1, 2006 to December 31, 2006, our capital expenditures totaled approximately $93,000 (compared to $315,000 during 2005 and $1,087,000 during 2004), of which approximately $69,000 (compared to $293,000 during 2005 and $1,017,000 during 2004) was expended at or upon Vuance's facilities in Israel, and approximately $24,000 (compared to $22,000 during 2005 and $70,000 during 2004) was expended upon various facilities of Vuance's subsidiaries outside Israel. During the first financial quarter of 2007, our capital expenditures totaled approximately $37,000.

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

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As of December 31, 2006 the number of employees in our research and development activities was 17. Pursuant to the OTI Transaction we terminated the employment of certain employees that were employed by us in the E-ID Division and therefore we expect, in the short time, to see a reduce in the number of our research and developments employees,; On the other hand, due to our decision to focus on the new technology of our IRMS and Active RFID we expect to increase our research and development efforts. We spent $0.8 million, $1.2 million and $1.4 on research and development in 2004, 2005 and 2006, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of an automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, contactless smart cards, document authentication, IRMS and Active RFID. We will continue to research and develop our IRMS and Active RFID. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

You can see more details under the section captioned “Results of operations” in Item 5.

Industry Trends

The increased demand for better security systems and services has positively affected trends within the industry. Access Control and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand, both for physical security access to buildings and logical security access to corporate networks combined with real time tracking and monitoring assets. Our mobile (IRMS) and fix access control solutions jointly with the RFID enabled security and asset management solutions to provide an optimal solution to these problems as they deliver stronger authentication of network users and they store personal data for highly secure physical access control.

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

  During the twelve months ended December 31, 2006, we observed a slight increase in our production. We have also observed a considerable increase in marketing leads from our growing partnerships, distributions and systems integration network, and a particular interest by federal as well as local government customers in public safety or incident management. We expect to continue to benefit from marketing programs and leads generated by this network, as well as sales opportunities identified by them. We intend to expand our marketing and implementation capacity through these third parties, including vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of their market presence.

  A significant portion of our 2006 revenues has been derived from our governmental projects and the remainder has been derived from commercial products. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers, a trend that has been increasing over time and a trend that we expect to continue to influence our revenues.

Our revenues from the government market for 2006 and 2005 totaled $7,947,000 and $7,519,000, respectively. In comparison our revenues from the commercial market for 2006 and 2005 totaled $848,000 and $943,000, respectively. We anticipate that our mix of revenues from government and commercial markets for 2007 will be consistent with our mix of revenues in 2006.

For more information about our expectations regarding future cost of revenues, future operating expenses and liquidity and capital resources, please refer to the section captioned “Risk Factors” under Section D of Item 3 and the sections captioned “Results of Operations” and “Liquidity and Capital Resources” under Sections A and B, respectively, of Item 5 “Operating and Financial Review and Prospects”.

Our development and marketing efforts for the solution and product platforms are aimed at addressing several systems and service trends that we see developing in the industry:

 On December 2006 we concluded the sale of our E -ID Division to OTI. The sale allows management to focus primarily on the substantial market opportunities we have identified for our Incident Response Management Systems and Active RFID Solutions. Following September 11, and major disasters it has become apparent for agencies to track personnel, assets, and other objects on a local positioning basis, our IRMS solutions can fulfill critical homeland security requirements for public safety and emergency services agencies and local counter-terrorism task forces. In recent months, we have announced contracts for the deployment of our IRMS in a number of counties in the U.S., including Los Angeles, and we are currently discussing IRMS deployments with additional governmental agencies in North America.

As a result of these trends and combined with our core strengths, we are focusing on products and solutions that we believe will be significantly influential in the present and future markets. As of the date of this Annual Report, we expect that our 2007 revenues will be primarily derived from:

•	Smart ID technologies;

•	High security solution integration;

•	IRMS systems

Recent Developments and Outlook

We expect revenues to continue to be derived from one-time sales and recurring fees, sales of high-end solutions, sales of products, consumables and technology. Sales are expected to continue through OEM partnerships and continual upgrades, maintenance and support will continue to be provided to customers. For more information see the section captioned “Recent Developments” in Item 4.

E.	Off Balance Sheet Arrangements

We do not have any off-balance sheet transactions that have or are reasonably likely to have a material effect on our current or future financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2006, which will require significant cash outlays in the future:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$354,000	$287,000	$67,000	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	$826,000	$279,000	$547,000	—	—
Unconditional purchase obligations	—	—	—	—	—
Convertible bonds	$3,156,566	—	$3,156,566	—	—
Total contractual cash obligations	$4,336,566	$566,000	$3,770,566	—	—

Long-term debt consists of amounts due to loans from banks, which is described in Item 18, note 8 to the financial statements included in this Annual report. Operating lease obligations represent commitments under several lease agreements for our facilities and the facilities of certain subsidiaries. Convertible bonds represent the amount due to the investors under the convertible bonds assuming there will no conversion to shares, which is described in Item 18, Note 12 to the financial statements included in this Annual report. Total contractual cash obligations represent outstanding commitments for loans from banks and lease agreement for facilities. We are not a party to any capital leases.

ITEM 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Board of Directors

We are managed by our Board of Directors that, pursuant to our Articles of Association, must be comprised of between two and eight members. Members are elected for a one year term ending at our next annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. The Board of Directors elects one of its members to serve as the Chairman.

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Eli Rozen	53	Director, Chairman of the Board
Avi Landman	53	Director
Michal Brikman	37	External Director (1)
Ilan Horesh	55	External Director (1)
Jaime Shulman	64	Director

(1) “External Director” as defined in the Israeli Companies Law (see explanation below)

Eli Rozen is one of our co-founders and serves as a director and our Chairman of the Board of Directors. Mr. Rozen has served as the Chairman since 2000. From 1988 until 2000, Mr. Rozen served as our Chief Executive Officer and President. Mr. Rozen has a B.S. in Industrial Engineering and Management from the Israel Institute of Technology.

Avi Landman is one of our co-founders and serves as a member of the Board of Directors and as the Research Manager. Prior to joining us in 1988, Mr. Landman worked as a computer engineer at Gal Bakara Ltd. and prior to that as an electrical engineer at Eltam Ltd. Mr. Landman has a Bachelor of Science degree in Computer Engineering from the Israel Institute of Technology - the ''Technion''.

Michal Brikman, an external Director, became a member of the Board of Directors on October 28, 2004. Ms. Brikman is a Certified Public Accountant with extensive management and accounting experience. Since 2000, Ms. Brikman has been a business consultant at Daniel Doron Business Consulting. In addition to her appointment to Vuance’s Board of Director. Ms. Brikman received her Masters in Finance from Baruch College in New York City and later relocated to Israel.

Ilan Horesh, an external Director, became a member of the Board of Directors on September 17, 2006 and is a member of the audit committee. Mr. Horesh is also a board member of Retalix Ltd. From 1998 to 2006 Mr. Horesh was a department manager in Pelephone Communication Ltd. From 1997 to 1998 Mr. Horesh served as the Chief Executive Officer of "SHEFFA consumer club" a subsidiary of MACABI HEALTH SERVICES. From 1994 to 1997 Mr. Horesh was the manager of the Planning and Projects Department at PAZ OIL CORP. From 1994 to 1999 Mr. Horesh was a director of Hed-Artzi Ltd. Mr. Horesh holds B.A in Business Administration, B.A in History & Geography and M.A in Political Science.

Jaime Shulman, became a member of the Board of Directors on September 17, 2006. From 2001 to 2003 Mr. Shulman was president and C.E.O of Logisticare,Ltd. From 1998 to 2000 Mr. Shulman was the president and C.E.O of the Amcor Group. From 1993 to 1997 Mr. Shulman was the president and C.E.O of the Magam Enterprises Group. From 1991 to 1998 Mr. Shulman was the active chairman of the board (part time) of Tana Industries. From 1991 to 1992 Mr. Shulman was a foreign Consultant to subsequently as C.E.O. in Metrometer, Inc. (New York). From 1978 to 1991 Mr. Shulman was in Electra Israel. From 1970 to 1977 Mr. Shulman was Production Manager in Tadiran, Plastic and Metal Plant. Mr. Shulman is an Electromechanical Engineer (equivalent to M.Sc. in Israel) from Buenos Aires University, Argentina.

Executive Officers and Key Employees

As of June 15, 2007, our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Eyal Tuchman	39	Chief Executive Officer
Lior Maza	36	Vice President, Chief Financial Officer
Moshe Wolfson	55	Vice President, Sales
Ron Peer	57	Vice President, Business Development
Gali Gana	41	Internal Auditor

•	Mr. Lior Maza was appointed Chief Financial Officer on June 14, 2007 and replaced Mr. Yaron Shalom.

Eyal Tuchman, Chief Executive Officer. In April 2006, Mr. Tuchman became Vuance’s Chief Executive Officer, after 4 years of service as Vuance’s Chief Financial Officer and Chief Operational Officer. Mr. Tuchman brings to Vuance years of experience in business development finance and operational management in publicly traded companies. Prior to joining us in 2002, he served as Chief Financial Officer of Magam Group, a company traded on the Tel-Aviv Stock Exchange, from 1996 to 2002, and before that, was a Senior Auditor at Kesselman & Kesselman (today, PriceWaterhouseCoopers). Mr. Tuchman holds a B.A. in Economics & Accounting from Ben Gurion University and is a certified public accountant.

Lior Maza, Chief Finance Officer. Mr. Maza has over 10 years of financial management experience, having served as Director of Finance at PowerDsine, Ltd. (Nasdaq: PDSN), a pioneer in Power over Ethernet (PoE) solutions that was recently acquired by Microsemi Corporation (Nasdaq: MSCC). Prior to PowerDsine, Mr. Maza served for four years as the Corporate Controller of Invoke Solutions, a leading innovator of real-time, interactive research technology. Mr. Maza holds Masters in Business Administration, graduate with distinction, from Heriot-Watt University, Edinburgh Business School. Mr. Maza is a certified public accountant

Moshe Wolfson, Chief Executive Officer & VP Sales of SuperCom Inc. Mr. Wolfson is responsible for SuperCom's Inc.business partnerships with system integrators and solution providers. Prior to joining SuperCom Inc in 2003, Mr. Wolfson was Vice President of Sales and Marketing at dsIT Technologies, a solution technology provider for real time military solutions. Prior to this, Mr. Wolfson was Executive Vice-President of Malam Systems, one of Israel’s major systems integration and software development companies and managed its IT Division. Mr. Wolfson has a M.B.A. from Tel Aviv University and a B.Sc. in Mathematics and Computer Science. He has been a lecturer in Information Technology since 1987. Mr. Wolfson served in the Israeli Army Computer Centre.

Ron Peer - Senior VP, Business Development Mr. Peer has over 30 year's experience in the technology industry, holding top management positions. Mr. Peer has proved to be a successful leader in the Israeli and US Hi-Tech industries with broad and in-depth marketing and business vision. With proven experience and expertise in brand counterfeiting and document security solutions, he has directed startup and turnaround situations and also recruited and developed strong management teams. With his technological and operational experience foundations - rooted in the IDF as a Lieutenant Colonel - Mr. Peer maintains a successful international business and management career. Mr. Peer holds a B.Sc in Electronic Engineering, and Business and Marketing Diplomas from Tel-Aviv University.

Gali Gana, has been our internal auditor since August 2005. Mr. Gana has years of experience in internal audit and investigation audit. Since 1997 Mr. Gana is a partner in an accounting firm. Mr. Gana holds a B.A. in Business Administration & Accounting from Hamichlala Leminhal, an M.A in Internal Audit and Public Administration from Bar-Ilan University, and he is a certified public accountant , as well as a C.I.A (certified internal auditor) and C.I.S.A (certified information system auditor).

B.    Compensation

The aggregate amount of compensation paid by us to our board members our President and Chief Executive Officer, Vice President, IPS Division, Vice President, Corporate Finance and Chief Financial Officer, and Vice President, Sales (collectively, the "Named Executive Officers") as a group for the twelve months ended December 31, 2006 was approximately $890,000 This sum includes amounts paid for salary and social benefit. In addition, we have provided automobiles to our executive officers at our expense.

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

As of December 31, 2006, we had set aside approximately $ 130,000 to provide pension, retirement or similar benefits for our board of directors and Named Executive Officers.

Option/SAR Grants during the Year Ended December 31, 2006

During the twelve months ended December 31, 2006, we granted options to purchase 63,750 ordinary shares under our Employee Stock Option Plan two of our Named Executive Officers at an exercise price of $4.412. The expiration date of all such options is May 29, 2016.

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

 C.    Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office
Eli Rozen	Director Chairman of the Board	1988-present July 25, 2000-present
Avi Landman	Director	1988-present
Michal Brikman	External Director	October 28, 2004-present
Ilan Horesh	External Director	September 17, 2006-present
Jaime Shulman	Director	September 17, 2006-present

Our Articles of Association provide that the minimum number of members of the Board of Directors is two and the maximum number is eight. The Board of Directors is presently comprised of five members, two of whom were elected as external directors under the provisions of the Israeli Companies Law (discussed below). All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors Michal Brikman and Ilan Horesh, who shall hold office until October 2007 and September 2009, respectively.

Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli public companies, namely companies whose shares have been offered to the public, or that are publicly traded are required to appoint at least two natural persons as “external directors”. A person may not be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with the controlling shareholder of such company or with any entity controlling or controlled by such company or by the controlling shareholder of such company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

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

Pursuant to the Israeli Companies Law, at least one of the external directors, as well as a number of the non-external directors to be determined by the board of directors, are required to have “accounting and financial expertise” and the other external directors are required to have "professional skills", as such terms are defined in regulations recently promulgated under the Israeli Companies Law.

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

At our 2003 Annual General Meeting held on June 30, 2003, Esther Koren and Avi Elkind were each re-elected to serve as external directors for an additional term of three years ending on June 30, 2006. However, Esther Koren resigned as a member of our Board of Directors due to personal reasons effective July 14, 2004. Ms. Michal Brikman was subsequently appointed to our Board of Directors as an External Director, which appointment was approved by our shareholders at a special general shareholder meeting on October 28, 2004. In addition, Ms. Brikman has been appointed to the audit committee. On September 17, 2006, our general meeting appointed Mr. Ilan Horesh as an External Director. In addition, Mr. Horesh has been appointed to the audit committee.

Under the Israeli Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

We have the following committees:

Audit Committee

 The Israeli Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors of a public company, any director employed by or providing other services on a regular basis to the company and the controlling shareholder or any relative of the controlling shareholder of such company may not be members of the audit committee of the company. We have an audit committee (the "Audit Committee"), a majority of whose members, including the Chairman, satisfy the criteria of independence as required by Israeli law. In 2007 the Audit Committee adopted an audit committee charter which regulates its operations. According to our Audit Committee charter, the objective of the Audit Committee is to assist the Board of Directors’ oversight of: the Company’s accounting practices; the integrity of the Company’s financial statements; the Company’s accounting and financial reporting processes; the Company’s compliance with legal and regulatory requirements; the independent auditors’ qualifications, independence, and performance; audits of the Company’s financial statements; the internal audit function, and to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s independent auditors and internal auditors and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. Ms. Michal Brikman, Mr. Ilan Horesh and Mr. Jaime Shulman are the members of the Audit Committee.

Compensation (Remuneration) Committee

 We have a compensation committee (the "Compensation Committee"). In 2007 the Compensation Committee adopted a Compensation Committee charter, which regulates its operations. According to the Compensation Committee charter it is responsible for determining the compensation (including salaries, bonuses and equity incentive compensation awards) of executive officers, including the Chief Executive Officer, other senior management and members of the Board of Directors. Ms. Michal Brikman, Mr. Ilan Horesh and Mr. Jaime Shulman are the members of the Compensation Committee.

Nominating and Corporate Governance Committee Charter

On May 15, 2007 our Board of Directors approved the establishment of a Nominating and Corporate Governance committee (the "Nominating and Corporate Governance Committee"). The Nominating and Corporate Governance committee is responsible for identifying individuals qualified to become board members, consistent with criteria approved by the Board of Directors, and recommending that the Board of Directors select the director nominees for election at the general meeting of shareholders. The Committee is also responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines, recommending any changes thereto, and overseeing the evaluation of the Board of Directors. The Nominating and Corporate Governance Committee is comprised of Ms. Michal Brikman, Mr. Ilan Horesh and Mr. Jaime Shulman.

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

 Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, proposed by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. We have appointed Mr. Gali Gana as our internal auditor in accordance with the requirements of the Israeli Companies Law.

D.    Employees

As of December 31, 2006 and December 31, 2005, we had 56 and 57 full-time employees, respectively. The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006

Research, Development & Manufacturing	28	24	26
Marketing and Sales	27	23	20
Administration	12	10	10
Total	67	57	56

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006

Israel	46	38	38
United states	6	5	5
Rest of the world	15	14	13
Total	67	57	56

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

As of December 31, 2006 all but 18 of our employees are located at our, Israel location.

As a result of the OTI Transaction we terminated the employment of approximately 19 employees that were employed by us in the e-ID Division (the above table includes also the employees of the E-ID Division). Our current total amount of employees is 41.

Vuance’s Israeli employees are not part of a collective bargaining agreement. However, in Israel we are subject to certain labor statutes, and to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists' Association. These are applicable to our employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the workday, minimum daily wages for professional workers, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions for employment. In addition, by virtue of such expansion order all employees in Israel are entitled to automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. The amount and frequency of these adjustments are modified from time to time. We provide our employees with benefits and working conditions that comply with the required minimum.

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

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and Named Executive Officer as of May 31, 2007. As of that date, we had 4,013,485 ordinary shares outstanding.

Name	Ordinary Shares held directly and beneficially	% of Outstanding Ordinary Shares as of May 31, 2007	Number of options outstanding	Exercise price	Expiration date
Eli Rozen	658,128(1)	15.45%	109,817 8,500 42,500 85,000 51,000	2.4706 5.0000 5.0000 4.1180 5.0000	January 26, 2013 January 11, 2015 January 11, 2015 April 27, 2012 January 19, 2017

Avi Landman	415,780(2)	10.32%	8,500 8,500 20,400	2.4706 5.0000 5.0000	January 26, 2013 January 11, 2015 January 19, 2017

Eyal Tuchman	98,600 (3)	2.4%	5,100 12,750 25,500 21,250 51,000	2.4706 2.4706 14.8235 5.000 4.4118	June 19, 2012 March 28, 2014 November 11, 2014 October 4, 2014 May 29, 2016

Directors and Named Executive Officers as a Group ([9] persons)(5)	1,205,374(4)	28.98%	559,467	2.4709 - 14.8235	January 2013 - February 2017

(1) Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 245,817 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2007, of which 118,317 ordinary shares are held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”).

(2) Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland Investments LLC, a limited liability company solely owned by Mr. Landman (“Ashland”), and (b) options to purchase 17,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2007.

(3) Includes options to purchase 98,600 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2007.

(4) Includes options to purchase 394,283 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2007.

(5) See notes 1, 2,3,4 and 5. Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable or exercisable within 60 days of May 31, 2007) and have therefore not been separately disclosed.

All of our ordinary shares have identical voting rights.

Share Option Plans

On February 14, 1999, the Board of Directors adopted, and our shareholders subsequently approved, the 1999 Employee Stock Option Plan Option Plan, which was amended and restated in March 2002 (the "1999 Option Plan"). We no longer use the 1999 Option Plan to issue stock options. In 2003, we adopted a new stock option plan under which we now issue stock options (the “Option Plan”). In December 2004, we filed a Registration Statement on Form S-8 with the SEC registering (i) 170,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 594,034ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 109,412 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is, subject to the provisions of the Israeli Companies Law, administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2006, 853,752 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

As a result of an amendment to Section 102 of the Israeli Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by us thereunder, capital gains derived by optionees arising from the sale of shares issued pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we had previously been entitled to do under Section 102. For certain information as to the Israeli tax reform, see “Taxation.”

On October 4, 2004, the Board of Directors approved a grant of options to acquire up to 128,351 ordinary shares of the Company to certain employees as compensation for their efforts in assisting the private placement completed during 2004, at an exercise price of $ 5 per share.

During 2005, the Board of Directors approved a grant of options to acquire up to 15,300 and 8,500 ordinary shares to certain employees at exercise prices of $5.24, and $4.18 per share, respectively. An additional 68,001 options were granted during 2005 to related parties.

On December 29, 2005, our Board of Directors and Audit Committee approved the acceleration of the vesting schedule for certain of the stock options granted to our employees and officers as an incentive. As a result, options to purchase a total of 121,126 ordinary shares became exercisable at the date of the approval. The acceleration did not have any effect on the financial statements since the options had a zero intrinsic value at the original date of grant and at the date of acceleration.

On May 30, 2006, the Board of Directors approved a grant of options to acquire up to 93,501 ordinary shares to certain employees and officers. The exercise price of these options is $4.42 per share.

A summary of our stock option activity, and related information is as follows:

	Year ended December 31
	2004		2005		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	260,868	$6.89	569,905	$5.71	595,971	$5.77
Granted	345,101	$7.24	91,801	$4.95	93,501	$4.42
Exercised	-	$-	(37,684)	$2.48	(43,152)	$2.48
Canceled and forfeited	(36,064)	$29.59	(28,051)	$5.53	(92,418)	$9.95
Outstanding at end of year	569,905	$5.71	595,971	$5.77	553,902	$5.12
Exercisable at end of year	285,832	$3.42	515,504	$6.06	481,651	$5.18

The weighted average fair value of options granted during the reported period was $5.58, $3.08 and $1.89, per option, for the years ended December 31, 2004, 2005 and 2006, respectively.
The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2006 grants: risk free rate of 5%, dividend yield of 0%, expected volatility factor of 57.14% and expected term of 3.09 years.

Regarding the assumptions used for the proforma information required under FAS 123 in 2004 and 2005 see Note 2x in the financial reports below.

The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical behavior of the employees and based on Management estimate.

Compensation expenses recognized by us related to our share-based employee compensation awards were $9,000, $47,000 based on the provisions of APB 25 and $ 225,000 based on the provisions of SFAS 123R for the years ended December 31, 2004, 2005 and 2006, respectively.

The options outstanding as of December 31, 2006, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2006	Weighted average exercise price	Aggregate intrinsic value

$ 2.48 - $ 3.06	202,093	5.11	$2.53	$321	202,093	$2.53	$321
$ 4.18 - $ 5.00	268,600	5.59	$4.83	-	196,349	$4.89	-
$ 5.24 - $ 5.89	23,800	5.83	$5.48	-	23,800	$5.48	-
$11.77 - $ 14.83	57,801	5.28	$14.71	-	57,801	$14.70	-
$ 23.53 - $ 33.06	1,481	0.22	$26.36	-	1,481	$26.36	-
$ 56.71	127	0.27	$56.71	-	127	$56.71	-

	553,902		$5.12		481,651	$5.18

The aggregate intrinsic value of the above table represents the total intrinsic value, based on our stock price of $4.12 as of December 31, 2006, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below:

	Options	Weighted-average grant-date fair value

Non-vested at January 1, 2006	80,467	$2.771
Granted	59,501	$2.000
Vested	(39,951)	$2.777
Forfeited	(27,766)	$2.353
Non-vested at December 31, 2006	72,251	$2.289

As of December 31, 2006, there was $167,000 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $147,000 is expected to be recognized during the year 2007.

ITEM 7.    Major Shareholders And Related Party Transactions.

A.    Major shareholders

The following table lists the beneficial ownership of our securities as of May 31, 2007 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The principal address of our directors and executive officers listed below (all but Jacob Hassan, Special Situations Fund III, L.P., Special Situations Fund III, Q.P and Special Situations Cayman Fund, L.P.) is c/o Vuance Ltd., Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options or warrants exercisable within 60 days of May 31, 2007 and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Jacob Hassan (1)	398,881	9.94%
Avi Landman (2)	415,780	10.32%
Eli Rozen (3)	658,128	15.45%
Special Situations Fund III, L.P. (“SSF”)(4)	1,390,524	31.51%
Special Situations Fund III, Q.P. (“SSFQP”)(5)	1,390,524	31.51%
Special Situations Cayman Fund, L.P. (“Cayman”)(6)	1,390,524	31.51%
Investor through convertible bond (7)	606,250	13.12%

(1)	Mr. Hassan’s address is 21 Shnat Hayovel, Hod Hasharon , Israel.

(2)
Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland, and (b) options to purchase 17,000 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007.

(3)
Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 245,817 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, of which 118,317 ordinary shares are held by Finel.

(4)
Includes (a) 63,646 ordinary shares, (b) warrants to purchase 16,871 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, (c) convertible bond which can be convert into 6,600 ordinary shares (d) 727,599 shares held by its affiliate, SSFQP, (e) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, (f) convertible bond which can be convert into 98,000 ordinary shares (g) 200,143 ordinary shares held by its affiliate, Cayman, (h) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007 and (i) convertible bond which can be convert into 26,713 ordinary shares.

(5)
Includes (a) 727,599 ordinary shares, (b) warrants to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, (c) convertible bond which can be convert into 98,000 ordinary shares, (d) 63,646 shares held by its affiliate, SSF, (e) warrants held by SSF to purchase 16,871 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, (f) convertible bond which can be convert into 6,600 ordinary shares, (g) 200,143 ordinary shares held by its affiliate, Cayman, and (h) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007 and (i) convertible bond which can be convert into 26,713 ordinary shares..

(6)
Includes (a) 200,143 ordinary shares, (b) warrants to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, (c) convertible bond which can be convert into 26,713 ordinary shares, (d) 727,599 shares held by its affiliate, SSFQP, (e) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, (f) convertible bond which can be convert into 98,000 ordinary shares, (g) 63,646 ordinary shares held by its affiliate, SSF, and (h) warrants held by SSF to purchase 16,871 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007and (i) convertible bond which can be convert into 6,600 ordinary shares.

(7)
Includes (a) warrants to purchase 106,250 ordinary shares which are currently exercisable or exercisable within 60 days of May 30, 2007, (b) convertible bond which could be convert into 500,000 ordinary shares.

To the best of our knowledge based on the information known to us, there has not been any significant change in the percentage ownership of the our major shareholders during the last three years other than changes resulting from our private placements in 2004 and 2005, the issuance of convertible bond during the November 2006, the exercise of warrants issued in those offerings, and the grant of options to Messrs. Rozen and Landman.

As of December 31, 2006, to the best of our knowledge based on the information available to us, we had approximately 23 registered holders of our ordinary shares.

To the best of our knowledge based on the information available to us, there are no existing arrangements that may at a future date result in a change of control of Vuance.

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

On October 1, 2001, the we entered into a consulting agreement with a company owned by the Chairman of our Board of Directors who was one of our co-founders. In consideration of these consulting services, hawse have undertaken to pay $ 10,500 per month plus motor vehicle expenses. In addition, we pay $1,500 per month as a director’s fee. During 2006 we paid $ 144,000 pursuant to this agreement.

On January 21, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of our Board of Directors to acquire up to 51,000 ordinary shares of the Company, at an exercise price of $5 per share under the Option Plan.

On April 29, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of our Board of Directors to acquire up to 85,000 ordinary shares of the Company, at an exercise price of $4.118 per share under the Option Plan.

On October 1, 2001, we entered into a consulting agreement with a company owned by a member of our Board of Directors, who was also one of our co-founders and a principal shareholder. On January 13 2005, the general shareholders meeting approved the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, to increase the consideration set forth in the said agreement to an amount of $ 7,000 per month.

•	Upon the termination of the current car lease, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1,000 as of December 31, 2006), (excluding tax) per month.

•	To grant a one-time bonus of NIS 130,000 (approximately $ 30,000 as of December 31, 2005), including VAT.

In addition the Company pays $ 1,500 per month as a director’s fee. 2006 we paid $102,000 pursuant to this agreement. Also, on January 21, 2007, the General Shareholders Meeting approved the grant of options to acquire up to 20,400 ordinary shares of the Company at an exercise price of $5 per share under the Option Plan.

On October 1, 2001, we entered into a consulting agreement with a company owned by one of the co-founders of the Company. In consideration for these services, we have undertaken to pay $ 4,600 per month plus motor vehicle expenses. During 2006 we paid $72,000 pursuant to this agreement.

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

Export Sales

Sales in Israel during the year 2004, 2005 and 2006 was $ 320,000, $ 210,000 and $194,000, respectively. Export sales during the year 2004, 2005 and 2006 was $7,024,000 (96% of the total sales volume), $8,252,000 (98% of the total sales volume) and $8,601,000 (98% of the total sales volume), respectively.

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

In April 2004, the Department for Resources Supply of the Ministry of Ukraine filed with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) a claim to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between us and the Ministry of Internal Affairs of Ukraine, as void due to defects in the proceedings by which we were awarded the Contract. In July 2004 the Arbitration Court declared the Contract as void. On April 27, 2005 we appealed the decision in the High Commercial Court of Ukraine. In May 2005 the Department for Resources Supply of the Ministry filed with the Arbitration Court a new statement of claim for restitution of $1,047,740, paid to us by the Department for Resources Supply of the Ministry under the contract. On September 27, 2005, we received a negative award issued by the Arbitration Court in the second claim. On December 12, 2005 we were informed that the Supreme Court of Ukraine had dismissed our appeal regarding the July 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Arbitration Court award was valid and legal under applicable law. During February 2007, we received from the management body of the courts of Israel documents that were sent from the Ministry of Internal Affairs of Ukraine regarding the claim for restitution of $1,047,740. Our legal advisors have advised us that the documents were improperly sent and not in compliance with Israeli law. We intend to vigorously defend any motion to enforce the Arbitration Court award in Israel, and if necessary, to assert claims that the Ukrainian proceedings were legally defective and that no judgment based on these proceedings can be enforced in Israel.
Based on the opinion of our legal advisors, we believe that the above mentioned Ukraine Arbitration Court decision is incorrect, as a matter of law, that the Ukrainian government’s claim has no merit and that the Ukrainian Arbitration Proceedings were legally defective. Therefore no provision has been made in the financial statements in respect of the claim for restitution of $1,047,740. However, due to the developments described above, we wrote off inventory in an amount of approximately $287,000 in the fourth quarter of 2005, and took possession of the remaining inventory that was previously delivered to the customer. In 2003, we increased the allowance for doubtful accounts in an aggregate amount of $2,133,000 for the debt the Ukrainian government owes to us.

We did not have any revenues from this project in 2004, 2005 and 2006.

On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber ("IAC"), in a case against the Ministry of Interior of the Slovak Republic relating to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,068,000 as of December 31, 2006) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $56,000 as of December 31, 2006) and SuperCom Slovakia's legal fees in the amount of EUR 63,611 (approximately $84,000 as of December 31, 2006). We have begun an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005 the commercial court of Vienna dismissed the claim. On October 21, 2005 the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688.50 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the Commercial Court’s decision have been unsuccessful.

On July 14, 2003, Mr. Yaacov Pedhatzur, filed a lawsuit against us, in the Magistrate’s Court in Tel Aviv, Israel, claiming the we owe him commissions in respect of transactions between us and certain third parties On September 29, 2005 we reached a settlement agreement with Mr. Yaacov Pedhatzur in which we agreed to pay Mr. Pedhatzur the NIS equivalent of $ 129,000. The settlement agreement has been approved by the court. This amount was recorded in the statement of operations of fiscal year 2005, as litigation settlement expenses.

  On December 16, 1999, Secu-Systems Ltd. ("Secu-systems" or the "Plaintiff") filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. (our former subsidiary, which became a subsidiary of InkSure Technologies, Inc., ("InkSure")) seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, the plaintiff asserted claims of breach of a confidentiality agreement between the plaintiff and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to the plaintiff by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to the plaintiff’s property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of the plaintiff. In addition, the court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to the plaintiff compensation in the sum of NIS 100,000 ($24,000 as of December 31, 2006) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($7,000 as of December 31, 2006). The plaintiff has filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above. To date, no decision has been rendered on either appeal. At this point, we cannot estimate the outcome of such appeal.

On May 1, 2006, Evilia Investments Ltd. ("Evilia") filed in the Magistrate's Court in Tel-Aviv-Jaffa a claim for damages against InkSure and against us, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530,000) plus interest allegedly, due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into between Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the "Agreement"), as to which we are a guarantor.

A motion for leave to defend the lawsuit was filed with the Court by both InkSure and us on June 15, 2006. On August 6, 2006, a settlement agreement was submitted to the Court, pursuant to which InkSure agreed to pay Evilia the amount of $130,000 plus VAT. On August 13, 2006, the Court approved the settlement agreement. We agreed to pay (and paid) InkSure half of the settlement amount.

Dividend Policy

         We have not distributed a cash dividend since August 27, 1997 and we do not anticipate any dividend distribution in the foreseeable future. Under the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution (the “Profits Criteria”) and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the Profit Criteria, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due.

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

We were traded on the NASDAQEurope stock market since April 19, 1999. On October 23, 2003, following the closing of the NASDAQEurope stock market, we transferred the listing of our shares to Euronext Brussels stock market where we are currently traded under the symbol “VUNC”.

 Our ordinary shares were quoted on the OTC Bulletin Board Market under the symbol “VUNC.OB”, from November 5, 2004.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros as reported on the NASDAQEurope stock market or the Euronext Brussels stock market, as applicable. (conversion to U.S. dollars is based on the exchange rate published by the Bank of Israel).. The following table also shows, for the periods indicated since November 5, 2004, the high and low closing prices of our ordinary shares on the OTC Bulletin Board Market.

The Company has not issued any securities in connection with a pre-emptive issue.

Period	European market (1)
	Per share ($)		US market (2)
	High	Low	High	Low
Annual
2002	3.32	0.59	N/A	N/A
2003	4.41	1.65	N/A	N/A
2004	15.65	3.24	15.59	12.59
2005	16.41	3.12	15.06	3.29
2006	6.71	3.18	6.59	3.24
Financial quarters
2005
First quarter	16.41	11.29	15.06	13.23
Second quarter	13.06	4.41	14.00	4.00
Third quarter	4.82	4.35	5.59	3.88
Forth quarter	4.65	3.12	5.24	3.29
2006
First quarter	5.12	3.18	6.47	3.59
Second quarter	4.59	3.29	5.18	3.53
Third quarter	6.71	3.29	6.59	3.24
Forth quarter	6.00	4.71	5.88	3.94
2007
First quarter	5.24	3.59	5.41	3.82
Most recent six months
December 2006	5.53	4.71	4.94	3.94
January 2007	5.27	4.29	4.59	4.12
February 2007	4.47	4.29	4.65	4.12
March 2007	5.18	3.59	5.41	4.29
April 2007	5.24	4.24	6.18	5.41
May 2007	5.28	4.44	6.06	5.45

(1) Our shares were quoted on the NASDAQEurope stock market since April 19, 1999 and since October 23, 2003 on the Euronext Brussels stock market.

(2) Our ordinary shares were quoted on the OTC bulletin board from November 5, 2004.

(3) Share prices are adjusted to give effect to our 1-for-5.88235 reverse share split effective for trading purposes on May 14, 2007.

On June 26, 2007, the last reported sale price of our ordinary shares on the Euronext Brussels stock market was 3.5 Euro equivalent to 4.711$ per share and on the OTC bulletin board 5.1$ per share.

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ordinary shares are traded on the Euronext Brussels stock market under the symbol “VUNC” and on the OTC Bulletin Board under the symbol “VUNCF.OB”.

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

The following discussion describes the material Israeli tax consequences regarding ownership and disposition of Vuance’s ordinary shares applicable to non-Israeli shareholders, including U.S. shareholders.

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

•
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

•	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

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

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), a company qualifies as an “Industrial Company” if it is a resident in Israel and at least 90% of its income in a given tax year (exclusive of certain income) is derived from Industrial Enterprises which was defined as an enterprise whose major activity in a particular tax year is industrial manufacturing. As of the date of thisAnnual Report, we were qualified as such.

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

Corporations which are subject to the provisions of the Inflationary Adjustments Law

In 2006, the gain on the sale of securities is subject to tax at the date of sale, at the corporate tax law for that year (31%), on the entire increase in value in real terms from the date of purchase until the date of sale.

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

Non-Israeli residents:

Generally speaking, Non-residents of Israel will be exempt from capital gain tax in relation to the sale of ordinary shares traded in a stock exchange as long as (a) the capital gains are not accrued or derived by the non resident shareholder’s permanent establishment in Israel, (b) the ordinary shares in relation to which the capital gains are derived were acquired by the non resident after the initial listing of the ordinary shares and (c) neither the shareholder nor the capital gain is subject to certain sections of the Israeli income tax ordinance.

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

In some instances where Vuance shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Income Taxes on Dividend Distribution to Israeli and Non-Israeli Shareholders

According to the Israeli tax law, distribution of dividend from income attributed to an “Approved Enterprise” will generally be subject to tax in Israel at the rate of 15%.

Any distribution of dividend from income, which is not attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 20%, except for dividend distributed, to Individual deemed “a substantial shareholder” which will be subject to tax at the rate of 25%.

Under the Tax Treaty, the maximum Israeli withholding tax on dividends paid to a holder of shares who is a Treaty US Resident is 25%. However, as mentioned above under “—Law for the Encouragement of Capital Investments, 1959”, dividends of an Israeli company paid out of income derived from an Approved Enterprise during the benefit period will generally still be subject to a reduced tax rate of 15%.

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

Generally speaking, a non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the non-resident has no other sources of income in Israel.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares and warrants. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares and warrants. (See “Israeli Taxation” above).

This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or warrants as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or warrants pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of our ordinary shares and warrants. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of our ordinary shares and warrants, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary only addresses ordinary shares and warrants that are held as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment, and were acquired upon original issuance at their initial public offering price. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares and warrants that is any of the following:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of our ordinary shares and warrants that is not a U.S. Holder. As described in “Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares and warrants, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our ordinary shares and warrants that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares and warrants.

Taxation of U.S. Holders

The discussion in “Distributions on Ordinary Shares” and “Dispositions of Ordinary Shares or Warrants” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

Distributions on Ordinary Shares

General. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any Israeli tax withheld. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ordinary shares will be “readily tradable” as a result of being listed on the OTC Bulletin Board.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we will be a PFIC for our current taxable year. However, please see the discussion under “Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

Moreover, a dividend will not be treated as QDI to the extent you are under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on ordinary shares.

Foreign Currency Distributions. We have the right to pay dividends in Israeli currency. A dividend paid in Israeli currency must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency into U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency into U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.

In-Kind Distributions. Distributions to you of new ordinary shares or rights to subscribe for new ordinary shares that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new ordinary shares or rights so received will be determined by allocating your adjusted tax basis in the old ordinary shares between the old ordinary shares and the new ordinary shares or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for ordinary shares, the adjusted tax basis of the new rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old ordinary shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new ordinary shares or rights will generally include the holding period for the old ordinary shares on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, Israeli taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

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

Dispositions of Ordinary Shares or Warrants

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or warrants equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or warrants. Such gain or loss will be capital gain or loss.

If you have held the ordinary shares or warrants for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the ordinary shares or warrants for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes, unless a different result is achieved under the U.S.-Israel Tax Treaty. You should consult your own tax advisor regarding the effect of such treaty on the source of income.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares or warrants.

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets either produce passive income or are held for the production of passive income (the “asset test”). ”Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our ordinary shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may result in our being a PFIC.

We do not believe that we are currently a PFIC. We intend to use reasonable efforts to avoid PFIC status. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. If we determine that we are a PFIC, we will take reasonable steps to notify you.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of ordinary shares and warrants will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning ordinary shares and warrants while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•
any “excess distribution” paid on ordinary shares and warrants, which means any distribution received by you which, together with all other distributions received in the current taxable year, exceeds 125% of the average distributions received by you during the three preceding taxable years (or during your holding period for the ordinary shares and warrants, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares and warrants.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares and warrants;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “Distributions on Ordinary Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to withholding taxes imposed on distributions on ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares or warrants, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or warrants, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or warrants had been sold on the last day of the last taxable year for which we were a PFIC.

If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares and any gain realized on the disposition of ordinary shares or warrants.

QEF Election. If you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the ordinary shares are marketable stock. The ordinary shares will be “marketable stock” as long as they remain listed on the OTC Bulletin Board or become listed on NASDAQ (if our NASDAQ Listing Application is approved), and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our ordinary shares will be treated, or continue to be treated, as regularly traded.

If the ordinary shares are marketable stock you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ordinary shares and warrants for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ordinary shares and warrants will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares and warrants cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares and warrants.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ordinary shares or proceeds on the disposition of ordinary shares and warrants paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares, unless the distributions are effectively connected with a trade or business that you conduct in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders - Distributions on Ordinary Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares and Warrants

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares and warrants, unless (i) the gain is effectively connected with a trade or business that you conduct in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States, or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are present.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders - Dispositions of Ordinary Shares and Warrants” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares and warrants are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

Foreign currency risk

        Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros and Israeli Shekels. According to the salient economic factors indicated in SFAS No. 52, “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and inter-company transactions and arrangement indicators are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus the U.S. dollar is our functional and reporting currency.

        In our balance sheet, we remeasure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this remeasurement we use the foreign exchange rate at the balance sheet date. Any gain or loss that results from this remeasurement is reflected in the statement of income as financial income or financial expense, as appropriate.

        We measure and record non-monetary accounts in our balance sheet (principally fixed assets, prepaid expenses and share capital) in U.S. dollars. For this measurement we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

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

ITEM 16. Reserved

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Michal Brikman, who chairs our audit committee, is an “audit committee financial expert.” Ms. Brikman is an independent director under Nasdaq Market Place Rule 4200(a)(15).

ITEM 16B. Code of Ethics

Our board of directors adopted a code of ethics that applies to our chief executive officer, chief financial officer, director of finance, controller, and other persons performing similar functions a copy of which is filed as Exhibit 11.1 to this Annual Report. A copy of our code of ethics will be provided, without charge, upon written request of any person delivered as follows: Sagid House “Ha’Sharon Industrial Park” P.O.B 5039, Qadima 60920 Israel.

ITEM 16C. Principal Accountant Fees and Services

The following table presents the fees to our external auditors for professional services rendered in the years ended December 31, 2006 and 2005:

	2006	2005
Audit Fees	60,000	45,000
Audit-Related Fees	52,500	28,000
Tax Fees	5,000	5,000
All other Fees	-	5,000
Total	117,500	83,000

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

ITEM 18. Financial Statements.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
SuperCom Asia Pacific Limited

We have audited the accompanying balance sheets of SuperCom Asia Pacific Limited (the “Company”) as of December 31, 2006 and 2005, and the related statements of income, stockholders’ deficit and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited
Certified Public Accountants

Hong Kong, March 22, 2007

SUPERCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	88

Consolidated Balance Sheets	89-90

Consolidated Statements of Operations	91

Statements of Changes in Shareholders' Equity	92

Consolidated Statements of Cash Flows	93-94

Notes to Consolidated Financial Statements	95-130

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

SUPERCOM LTD.

We have audited the accompanying consolidated balance sheets of Supercom Ltd. (the "Company") and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Supercom Asia Pacific Limited, a subsidiary, whose assets included in the consolidation constituted approximately 4% and 2% of total consolidated assets as of December 31, 2005 and 2006, respectively, and whose revenues included in the consolidation constituted approximately 33%, 26% and 20% of total consolidated revenues for the years ended December 31, 2004, 2005 and 2006, respectively. The financial statements of this subsidiary were audited by another independent registered public accounting firm, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of this subsidiary, is based solely on the report of the other independent registered public accounting firm.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, ISRAEL
April 18, 2007
(Except for Note 18d, for which the date is June 27,2007)

Head Office:
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv, 66184 ISRAEL
P.O.B. 36172, 61361
Tel. 972-3-7106666
Fax 972-3-7106660
info@gtfk.co.il
www.gtfk.co.il

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294	$2,444
Restricted cash deposits	1,088	859
Marketable securities	650	11,077
Trade receivables (net of allowance for doubtful accounts of $ 3,397 and $ 3,487 as of December 31, 2005 and 2006, respectively)	1,053	2,625
Other accounts receivable and prepaid expenses	733	717
Inventories	2,205	270

Total current assets	8,023	17,992

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investment in restricted marketable securities of other company	-	4,431
Long-term trade receivables	209	79
Investment in an affiliated company	275	-
Severance pay fund	492	239

Total investments and long-term receivables	976	4,749

PROPERTY AND EQUIPMENT, NET	3,210	160

INTANGIBLE ASSETS AND DEFERRED CHARGES	67	197

Total assets	$12,276	$23,098

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2005	2006
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$855	$668
Trade payables	770	823
Employees and payroll accruals	322	533
Accrued expenses and other liabilities	1,271	3,428

Total current liabilities	3,218	5,452

LONG-TERM LIABILITIES:
Convertible bonds	-	2,255
Long-term loan, net of current maturities	195	67
Accrued severance pay	616	323

Total long-term liabilities	811	2,645

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital: Ordinary shares of NIS 0.0588235 par value -
Authorized 6,800,000 shares as of December 31, 2005 and 2006;
Issued and outstanding: 3,807,167 and 4,001,126 shares as of December 31, 2005 and 2006, respectively	61	64
Additional paid-in capital	31,702	33,562
Deferred stock compensation	(15)	-
Receipt on account of shares	564	-
Accumulated deficit	(24,065)	(18,625)

Total shareholders' equity	8,247	15,001

Total liabilities and shareholders' equity	$12,276	$23,098

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2004	2005	2006

Revenues	$7,344	$8,462	$8,795
Cost of revenues	3,730	4,293	3,494
Inventory write-off	-	287	-

Gross profit	3,614	3,882	5,301

Operating expenses:
Research and development	845	1,182	1,362
Selling and marketing	2,445	3,003	5,619
General and administrative	1,955	2,968	2,737
Restructuring expenses	-	496	-
Litigation settlement expenses	-	129	108

Total operating expenses	5,245	7,778	9,826

Capital gain from the sale of the e-ID Division	-	-	10,536
Operating income (loss)	(1,631)	(3,896)	6,011
Financial expenses, net	(214)	(25)	(204)
Other expenses, net	(27)	(30)	(367)

Net income (loss)	$(1,872)	$(3,951)	$5,440

Earnings (loss) per share:

Basic earnings (loss) per share	$(0.75)	$(1.25)	$1.37

Diluted earnings (loss) per share	$(0.75)	$(1.25)	$1.31

Weighted average number of Ordinary shares used in computing basic earnings (loss) per share	2,480,361	3,155,872	3,969,212

Weighted average number of Ordinary shares used in computing diluted earnings (loss) per share	2,480,361	3,155,872	4,212,791

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share amounts

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated Deficit	Receipt on account of shares	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2004	2,194,170	40	25,814	-	(18,242)	-	-	7,612
Deferred stock compensation	-	-	68	(68)	-	-	-	-
Conversion of loan to ordinary shares, net	10,201	1	24	-	-	-	-	25
Issuance of shares in a private placement, net	685,001	9	2,451	-	-	-	-	2,460
Exercise of warrants	120,176	1	737	-	-	-	-	738
Receipt on account of share to be allotted	-	-	-	-	-	143	-	143
Amortization of stock compensation	-	-	-	9	-	-	-	9
Net loss	-	-	-	-	(1,872)	-	$(1,872)	(1,872)
Total comprehensive loss							$(1,872)
Balance as of December 31, 2004	3,009,548	51	29,094	(59)	(20,114)	143	-	9,115
Deferred stock compensation	-	-	11	(11)		-	-	-
Issuance of shares in a private placement, net	685,485	9	2,047	-	-	-	-	2,056
Exercise of warrants and options	112,134	1	550	-	-	(129)	-	422
Receipt on account of shares to be allotted	-	-	-	-	-	550	-	550
Amortization of stock compensation	-	-	-	55	-	-	-	55
Net loss	-	-	-	-	(3,951)	-	$(3,951)	(3,951)
Total comprehensive loss							$(3,951)
Balance as of December 31, 2005	3,807,167	$61	$31,702	$(15)	$(24,065)	$564	-	$8,247
Reclassification upon adoption of SFAS 123(R)	-	-	(15)	15	-	-	-
Issuance of shares in a private placement, net	150,807	2	455	-	-	(550)	-	(93)
Exercise of warrants and options	43,152	1	105	-	-	(14)	-	92
Amounts attributed to warrants issued in connection with convertible bonds	-	-	282	-	-	-	-	282
Beneficial conversion feature on convertible bonds	-	-	632	-	-	-	-	632
Stock based compensation	-	-	401	-	-	-	-	401
Net income	-	-	-	-	5,440	-	$5,440	5,440
Total comprehensive income							$5,440
Balance as of December 31, 2006	4,001,126	$64	$33,562	$-	$(18,625)	$-		$15,001

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net Income (loss)	$(1,872)	$(3,951)	$5,440

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	338	772	355
Accrued severance pay	128	52	128
Stock based compensation	9	55	361
Decline in market value below cost of marketable debt securities	7	-	-
Capital gain from the sale of the e-ID Division	-	- -	(10,536)
Amortization of discount on convertible bonds	-	-	30
Amortization of deferred charges	-	-	6
Write down of loan regarding an investment in an affiliated company	-	-	275
Decrease (increase) in trade receivables	(398)	448	(1,442)
Decrease (increase) in other accounts receivable and prepaid expenses	(403)	517	254
Decrease (Increase) in inventories	814	(40)	212
Increase (decrease) in trade payables	(31)	(365)	53
Increase (decrease) in employees and payroll accruals	51	(35)	211
Increase (decrease) in accrued expenses and other liabilities	747	(407)	1,586
Loss on sale of property and equipment	1	-	8
Exchange differences on principle of long-term loan	-	-	12

Net cash used in operating activities	(609)	(2,954)	(3,047)

Cash flows from investing activities:

Purchase of property and equipment	(1,087)	(315)	(93)
Increase in severance pay fund	(95)	(64)	(95)
Proceeds from restricted cash deposits, net	234	41	229
Proceeds from disposal of short term deposits, net	344	353	-
Proceeds from (investment in) marketable securities	110	(650)	650
Amounts carried to deferred charges	-	-	(163)
Cash paid in respect of sale of the e-ID Division	-	-	(52)
Acquisition of intangible assets	(37)	-	-

Net cash provided by (used in) investing activities	(531)	(635)	476

Cash flows from financing activities:
Short-term bank credit, net	(1,122)	120	(307)
Proceeds from issuance of convertible bonds and warrants, net	-	-	3,139
Issuance of share capital through a private placement, net of issuance costs	3,517	2,539	(183)
Proceeds from exercise of options and warrants, net	84	422	92
Long-term loan received	400	500	204
Principal repayment of long-term loan	(574)	(592)	(224)

Net cash provided by financing activities	2,305	2,989	2,721

Increase (decrease) in cash and cash equivalents	1,165	(600)	150
Cash and cash equivalents at the beginning of the year	1,729	2,894	2,294

Cash and cash equivalents at the end of the year	$2,894	$2,294	$2,444

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Supplemental disclosure of cash flows information:

Cash paid in respect of sale of the e-ID Division

Assets and Liabilities of the division, at the date of sale:
Working Capital, net	-	-	2,073
Fixed assets, net	-	-	2,800
Intangible assets	-	-	47
Fair value of marketable securities received as proceeds, net	-	-	(15,508)
Capital gain from the sale of the e-ID Division	-	-	10,536

-		-	(52)

Cash paid during the year for:
Interest	$128	$87	$76

Supplemental disclosure of non-cash investing and financing activities:

Transfer of inventory to property and equipment	$1,117	$-	$-
Transfer of trade receivable to inventory	$860	$-	$-
Conversion of loan to ordinary shares	$25	$-	$-
Accrued issuance costs	$176	$109	$19
Issuance of warrants to service provider	$-	$-	$40

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except exercise price per share)

NOTE 1:-	GENERAL

a.
SuperCom Ltd. ("the Company") was established in 1988 in Israel. The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, since October 23, 2003. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB".

The Company develops and markets incident response management and assets tracking solutions for public safety agencies, commercial customers and governmental organizations. The Company offers two principal products to its customers, both of which were developed recently: SmartDSMS, an incident response management system, or IRMS, used to facilitate the authentication and flow of on-site personnel in disaster recovery operations, including policy, fire and emergency medical service departments and other governmental agencies complying with U.S. Department of Homeland Security requirements, and the PureRF Suite, an active radio frequency, or active RF, system that utilizes bi-directional radio frequency communications to track people and objects for potential governmental agency and commercial customers. Regarding the e-ID activity after the closing of the sale of the e-ID Division to OTI, see below.

The Company sells its products through centralized marketing offices in different regions of the world. The Company has two wholly-owned marketing subsidiaries: SuperCom Asia Pacific Limited in Hong Kong and Supercom Inc. in the United States. Supercom Inc., was established by the Company in 2003.

During the fourth quarter of 2005, the Company established a new subsidiary (80%), Pure RF Inc., (incorporated in Delaware) which began operations during the first quarter of 2006. During the first quarter of 2006 Pure RF Inc established Pure RF Ltd (100%) (Incorporated and operating in Israel), and focuses on new technology and solutions for active tracking of people and objects. During February 2007, the Company purchased the remaining 20% from the minority for an amount of $100.

During the fourth quarter of 2006, the Company established a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which will commence operations in 2007, and will focus on executing information technology and security projects.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

On November 8, 2006, the Company announced that it had entered into an agreement with On Track Innovations Ltd. ("OTI") (NASDAQ: OTIV), under which OTI agreed to acquire the assets of the Company’s e-ID Division (including, inventory, fixed assets and intangible assets) for consideration consisting of 2,827,200 restricted ordinary shares of OTI. The transaction was completed on December 31, 2006. At the closing, the parties entered into a service and supply agreement pursuant to which the Company agreed to continue to provide services and receive revenues under certain existing ID and e-ID contracts for governmental and commercial projects in Europe, Asia and Africa. OTI will serve as a subcontractor for these projects. The 2,827,200 ordinary shares issued to the Company are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. The Company executed an irrevocable proxy appointing an OTI person, to vote the 2,827,200 ordinary shares issued to the Company in connection with the transaction. Under the terms of the Agreement, OTI committed to file with the SEC a registration statement covering these ordinary shares no later than the Filing Deadline, as defined in the Agreement. If such registration statement is not filed with the SEC by the Filing Date, OTI will be subject to Liquidated Damages, as detailed in the Agreement. As a result of the sale of the e-ID Division, the Company recognized $10,536 as a capital gain on the sale of the e-ID Division in fiscal year 2006.

The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares (based on an independent appraisal), the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550) associated with the sale.

The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares received by the Company from OTI that will be transferred to consultants, as a finder and legal fee, in connection with the transaction (The investment of the Company in OTI’s shares includes the shares held by the Company, net of the shares that will be transferred to the consultants).

As a result of the transaction the Company terminated the employment of certain employees that were employed by the Company in the e-ID Division.

In connection with the completion of the sale, during January 2007, a $2,500 loan was extended to the Company by a financial institution. In order to secure this loan the Company deposited OTI shares in favor of the financial institution. See Note 18b.

Regarding indemnity to OTI, see Note 10b4.

b.	Concentration of risk that may have a significant impact on the Company:

The Company derives most of its revenues from several major customers. (As of December 31, 2006, an amount of $2,019 out of the $2,625 trade receivables balance consists of one customer) See also Note 15c.

The Company purchases certain raw materials used in its products from a sole supplier. Although there are only a limited number of manufacturers of those particular raw materials, management believes that other suppliers could provide similar raw materials on comparable terms without affecting operating results.

Profitability of the Company’s investment in OTI’s ordinary shares will depend on the share price and the ability to sell the OTI ordinary shares. See Note 1a above.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.	On November 21, 2006 the Company announced that it had raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. See Note 12

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Most of the revenues of the Company and its subsidiaries are received in U.S. dollars. In addition, a substantial portion of the costs of the Company and its subsidiaries are incurred in U.S. dollars. Therefore, management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation" (“SFAS No. 52”). All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expense as appropriate.

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

e.	Restricted cash deposits:

Restricted cash is invested in certificates of deposit, which mature within one year, and is used to secure agreements with customers or banks.

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in marketable securities and commercial paper at the time of purchase and reevaluates such determinations at each balance sheet date.
As of December 31, 2005, all securities covered by SFAS No. 115 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are carried to financial income or expenses.

Trading gains for the years 2005 and 2006 amounted to approximately $15 and $3, respectively, in respect of trading securities held by the Company in the reporting periods. All securities designated as trading securities were sold during 2006.

The entire balance of marketable securities as of December 31, 2006, consists of marketable securities received in connection with the OTI transaction. Such securities which are not considered restricted according to the provisions of SFAS No. 115, were classified as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income in a separate component of shareholders’ equity, net of taxes. Realized gains and losses on the sale of such securities, as determined on a specific identified basis, are included in the consolidated statement of operations. Since all OTI securities were received by the Company on December 31, 2006, no unrealized gains or losses were recognized during fiscal 2006.

Marketable securities of OTI that are considered to be restricted, because the sale of such securities is prohibited for a period longer than 12 months, are accounted at cost net of write down for any permanent decrease in value. These securities are presented in the balance sheets as “Investment in restricted marketable securities of other company. See Note 1a.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined with respect to specific amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available regarding such customers.

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

SUPERCOM LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investment in an affiliated company and a certain majority owned subsidiary:

The investment in an affiliated company, over which the Company can exercise significant influence over operating and financial policies of the investee (generally, entities in which the Company holds 20% to 50% of ownership or voting rights), is presented using the equity method of accounting in accordance with Accounting Principle Bulletin No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

The investment in a certain majority-owned company is presented using the equity method of accounting due to substantive participation rights held by the minority, which impact the Company’s ability to exert control over the subsidiary. See Note 5.

j.	Property and equipment:

Property and equipment (including self construction equipment) are stated at cost, net of accumulated depreciation.

Self-construction equipment costs represent the incremental direct costs that are identifiable with, and related to, the construction and installation of the equipment and that are necessary to get it ready for its intended use. These costs include amounts paid to outside contractors and payroll-related costs of employees that are engaged in the construction and installation of the equipment.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Machinery and peripheral equipment	6 - 20
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

k.	Impairment of long-lived assets and intangible assets:

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

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Beneficial conversion feature:

The Company applies Emerging Issues Task Force Issue No. 00-27 (EITF 00-27). “Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratios, to Certain Convertible Instruments,” which is effective for all such instruments. This EITF Issue clarified the accounting for instruments with beneficial conversion features or contingency adjustable conversion ratios.

The beneficial conversion feature has been calculated by allocating the proceeds received in financing transactions to the convertible instrument and to any detachable warrants included in the transaction, and by measuring their intrinsic value based on the effective conversion price as a result of the allocated proceeds.

The amount of the beneficial conversion feature with respect to convertible bonds was recorded as a discount on the convertible bonds with a corresponding amount credited directly to shareholders’ equity as additional paid in capital. After initial recognition the discount on the convertible bonds is amortized as interest expenses over the term of the bonds (3 years).

m.	Long-term trade receivables:

Long-term receivables represent amounts expected to be collected 12 months or more after the balance sheet date. Such amounts are initially recorded at fair value (present value of the face amount to be received). The difference between the present value and the face amount are treated as a discount and amortized as interest expense over the life of the receivables.

n.	Issuance costs of convertible bonds - deferred charges:

Costs incurred in respect of obtaining financing through issuance of convertible bonds are deferred and expensed as financing expenses over the contractual life of the bonds (3 years).

o.	Accrued severance pay:

The liabilities of the Company for severance pay are calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or portion thereof. The Company's liability for all its employees is fully covered by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is presented as an asset on the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company’s obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $151, $115 and $ 159, respectively.

As of December 31, 2006, the severance pay balance and fund relating to employees whose employment was terminated due to the OTI transaction, were presented as a current liability and a current asset, as applicable.

p.	Intangible assets:

Intangible assets, are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.

q.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, training and installation. The sale of products involves the sale of the Smartcard System, IRMS system and raw materials. The Company sells its products through centralized marketing offices in different regions of the world.

Product sales of smartcard systems, contactless smart card Production Line 1000 (SPPL 1000) IRMS system and raw materials are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company does not provide a right of return to its customers.

Based on past experience, the Company does not provide for warranty costs when revenue is recognized.

The Company applied the provisions of EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” for multiple element arrangements entered into after June 15, 2003. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and there is objective evidence of the fair value of the related unit.

Maintenance and support revenues included in multiple-element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. For these multiple element arrangements, the Company accounts for each unit of the contract (maintenance, support and services) as a separate unit, when each unit provides value to the customer on a stand-alone basis and there is objective evidence of the fair value of the stand-alone unit.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is entitled to royalties upon sales of smartcard systems. Such royalties are recognized when the sales are reported to the Company (mainly on a monthly basis).

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

The Company recognizes certain long-term contract revenues, in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts”.

Pursuant to SOP 81-1, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones or number of units shipped, as stipulated in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

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

In contracts that do not meet all the conditions mentioned above, the Company utilizes zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

The Company derives its revenues mainly from sale of hardware products that include embedded software that management considers to be incidental. Such revenues are recognized in accordance with SAB No. 104, as mentioned above.

However, in limited circumstances, the Company provides software upgrades in respect of the embedded software of hardware products sold to its customers in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

s.	Research and development costs:

Research and development costs are expensed as incurred.

Research and development costs incurred in the process of software production before establishment of technological feasibility, are charged to expenses as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or a working model.

Capitalized software development costs are amortized on a product-by-product basis commencing with general product release by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software product bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three years).

t.	Income taxes:

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

u.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits, marketable securities and trade receivables. The Company's trade receivables are derived from sales to customers located primarily in Europe (including Eastern Europe), Asia Pacific, Africa, the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. See Note 2g above.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents, restricted cash deposits and marketable securities are deposited with major banks in Israel, Hong-Kong and the United States. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

Regarding marketable securities received in connection with the OTI transaction. See Note 1b.

The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. See Note 8a regarding bank credit denominated in currencies other than U.S. dollars.

v.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method and the dilutive potential of convertible bonds using the “if-converted method”, in accordance with FASB Statement No. 128, "Earnings Per Share".

The net income (loss) and the weighted average number of shares used in computing basic and diluted earning per share for the reported periods are as follows:

	Year ended December 31,
	2004	2005	2006
Net income (loss) used for the computation of basic earnings per share	(1,872)	(3,951)	5,440
Interest expenses on convertible bond	-	-	75

Net income (loss) used for the computation diluted earnings per share	(1,872)	(3,951)	5,515

	Year ended December 31,
	2004	2005	2006
Weighted average number of shares used in the computation of basic earnings per share	2,480,361	3,155,872	3,969,212
Add:
Additional shares from the assumed exercise of employee stock options and warrants, net	-	-	164,016
Weighted average number of additional shares issued upon the assumed conversion of convertible bonds	-	-	79,563

Weighted average number of shares used in the computation of diluted earnings per share	2,480,361	3,155,872	4,212,791

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share for the years ended December 2004 and 2005 since the Company reported losses for those years

The number of options and warrants that have been excluded from the calculation were 864,071, 1,121,083 and 795,279 for the years ended December 31, 2004, 2005 and 2006.

w.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining their fair value disclosures for financial instruments:

At December 31, 2006 and 2005, the carrying amounts of cash and cash equivalents, restricted cash deposits, marketable securities current trade receivables, other accounts receivable, trade payables, short-term bank credit and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The fair value of marketable securities is generally based on quoted market prices. Regarding the fair value of marketable securities received from the OTI transaction, see Notes 2f and 1a.

The carrying value of convertible bonds, does not approximate their fair value, since the proceeds received in respect to the issuance of these bonds was allocated to the convertible bonds and to the detachable warrants that were included in that issuance. In addition the carrying value of the convertible bonds was reduced in order to reflect the beneficial conversion feature, in accordance with the provisions of EITF 00-27. See also Note 2l.

x.	Accounting for stock-based compensation:

Until December 31, 2005, the Company accounted for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, the compensation cost relating to stock options, measured as the excess of the fair value of the underlying stock over the exercise price on the date of grant, if any, was charged on the date of grant of such options, to shareholders’ equity, under deferred compensation, and was thereafter amortized by the straight-line method and charged against income over the vesting period.

The Company applied SFAS No. 123 and Emerging Issue Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS No. 123, “Accounting for Stock Based Compensation (SFAS 123). Among other things, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of SFAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for the Company.

SFAS 123R allowed companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, except that it permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

In March 2005, the SEC issued Staff Accounting Bulletin 107 (“SAB 107”). In particular, SAB 107 provides supplemental implementation guidance on SFAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and several other issues.

On January 1, 2006, the Company adopted FAS 123R (and the relevant principles of SAB 107) using the modified prospective method, as permitted under FAS 123R.  Accordingly, prior period amounts have not been restated. Under this method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

As a result of adopting SFAS123(R), the Company’s net income for 2006 is $216 less, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123(R), the remaining balance of the Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation ($15), that are both reflected in shareholders’ equity at December 31, 2005, were reversed, as required by SFAS123 (R). There was no net effect on total shareholders’ equity.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes relevant information for the years ended December 31, 2004 and 2005 (prior to the adoption of SFAS 123R), under the Company's intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied:

Pro forma information under SFAS 123:

	Year ended December 31,
	2004	2005
Net loss as reported	$(1,872)	$(3,951)
Stock based compensation expenses determined under fair value based method	(766)	(1,475)
Stock based compensation expenses included in reported net loss	9	55
Pro forma net loss	$(2,629)	$(5,371)
Basic and diluted net loss per share as reported	$(0.75)	$(1.25)
Pro forma basic and diluted net loss	$(1.06)	$(1.70)

The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004 and 2005: risk-free interest rates of 4.2% and 3.68%, respectively, with a dividend yield of 0% for each year, volatility factors of the expected market price of the Company's ordinary shares of 113.9% and 101.9%, respectively, and a weighted-average expected life of the option of five years for each year.

y.	Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $ 10, $ 21 and $ 18, respectively.

z.	Comprehensive Income:

The Company has no comprehensive income components other than net income (loss) in the reporting periods.

z.a.	Recently issued accounting pronouncements:

FAS 155 “accounting for certain Hybrid Financial Instruments”

In February 2006, the FASB issued FAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. This Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

This Statement becomes effective for all financial instruments acquired or issued, or subject to a re-measurement (new basis) after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management is currently evaluating the impact of this Statement, if any, on the Company’s financial statements or its results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely -than- not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings upon adoption.

The Company has not yet determined the impact, if any, that the adoption of FIN 48 will have on its financial position and results of operations.

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements". This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

The Company has not determined the impact, if any, the adoption of this Statement will have on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 was effective as of the year beginning January 1, 2006. The implementation of SAB 108 had no impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006

Prepaid expenses	$428	$178
Government authorities	96	74
Advance payment to suppliers	86	16
Severance pay fund - current (*)	-	348
Others	123	101

	$733	$717

(*) The severance pay fund related to employees that were employed in the e-ID Division. See Note 1a.

NOTE 4:-	INVENTORIES

	December 31,
	2005	2006

Raw materials, parts and supplies	$1,632	$270
Finished products	573	-

	$2,205	$270

During 2005, due to developments, as more fully described in Note 10c1, the Company wrote-off inventory in an amount of $287.

On December 31, 2006, as part of the sale of the e-ID Division to OTI, all inventory related to the Division was transferred to OTI. See Note 1a.

NOTE 5:-	INVESTMENT IN AFFILIATED COMPANY AND OTHERS

a.
During 2004, the Company sold its entire holding (40%) in an affiliated company for an amount of $0.001. The affiliated company served as a regional office responsible for marketing in the former Soviet territories (excluding the Ukraine and Moldova). During 2003, the affiliated company downsized all of its operations, and the Company decided to write-off its entire investment in that company in an amount of approximately $48.

b.	In December 1997, the Company established SuperCom Slovakia , owned equally with another unrelated investor, in order to execute a transaction with the Ministry of Interior of the Slovak Republic.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVESTMENT IN AFFILIATED COMPANY AND OTHERS (Cont.)

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted such unrelated investor a loan in an amount of $275, bearing interest of 0.7% per month, for any amounts outstanding. Interest is compounded on the outstanding principal balance of the loan and is to be repaid under the same conditions as the outstanding principal balance.

The unrelated investor has an option to buy back 16% of the shares, for $1, upon repayment of the loan to the Company.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares. The Company has accounted for this investment using the equity method of accounting, due to the substantive participation rights held by the minority, which impacts the Company’s ability to exert control over the subsidiary.
During the fourth quarter of 2006, the Company wrote down the investment in an affiliate due to litigation developments regarding this subject and, due to low probability of collection. See Note 10c2.

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2005	2006
Cost:
Computers and peripheral equipment	$1,055	$300
Machinery and peripheral equipment	3,575	-
Office furniture and equipment	487	211
Leasehold improvements	131	75

	5,248	586
Accumulated depreciation:
Computers and peripheral equipment	971	259
Machinery and peripheral equipment	745	-
Office furniture and equipment	245	92
Leasehold improvements	77	75

	2,038	426

Depreciated cost	$3,210	$160

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006, were $ 238, $ 746 (including write down of leasehold improvements, See below) and $ 335, respectively.

During fiscal 2005, the Company relocated its offices. As a result, the Company wrote down the unamortized balance of leasehold improvement in the amount of $471. This expense was recorded in the statement of operations as part of “Restructuring expenses”.

On December 31, 2006, as part of the sale of the e-ID Division to OTI, all property and equipment related to the Division were transferred to OTI. See Note 1a.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	INTANGIBLE ASSETS AND DEFERRED CHARGES

On November 17, 2003, the Company purchased 20% of the remaining shares of SuperCom Asia Pacific from the minority shareholder for $ 70. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consideration of $ 70 was attributed to customer-related intangible assets that will be amortized based on their estimated useful life which, according to management, was determined to be five years.

The deferred charges were incurred in respect of issuance of convertible bonds during 2006. See Note 12

	December 31,
	2005	2006

Deferred charges	$-	$197
Customer-related intangible assets	42	-
Patent - registration expenses	25	-

	$67	$197

Amortization of intangible assets amounted to $ 100, $ 26 and $ 20 for the years ended December 2004, 2005 and 2006, respectively.

On December 31, 2006, as part of the sale of the e-ID Division to OTI, all the intangible assets related to the Division were transferred to OTI. See Note 1a.

NOTE 8:-	BANK CREDIT

a.
As of December 31, 2006, the Company had credit lines from several banks in an aggregate amount of $ 830 including long-term loans (from time to time the banks may increase the Company’s credit line for a limited period), of which $ 585 is denominated in NIS and bears interest at the prime rate plus an additional 0.5% - 2.5%, and $ 245 is denominated in U.S. dollars and bears interest at a rate of LIBOR plus 2.5% -2.9%. As of December 31, 2006, the U.S. LIBOR and prime rates were 5.3% and 6% respectively.

The weighted average interest rates on the credit lines as of December 31, 2005 and 2006, were approximately 5.9% and 7.85%, respectively.

The Company had an unused credit facility in an amount of approximately $ 95 as of December 31, 2006, for which there is no fee.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	BANK CREDIT (Cont.)

b.	Long-term loans:

	December 31,
	2005	2006

Banks	$362	$354
Less - current maturities of long-term loans	167	287

	$195	$67	(*)

As of December 31, 2006, a loan in the amount of $ 195 bears annual average interest at a rate of LIBOR + 2.875% and a loan in the amount of $159 bears annual average interest at a rate of PRIME + 2.75%.

(*)Repayment of the principal amount of the long-term loans is during 2008.

c.	Regarding guarantees and liens - see Note 10b.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2006

Customer advances	$38	310
Deferred revenues	571	285
Accrued expenses	577	(*)2,261
Accrued severance pay - current (**)	-	421
Other	85	151

	$1,271	$3,428

(*) As of December 31, 2006 includes $450 related to the transaction with OTI and $1,376 related to marketing expenses.

(**)The accrued severance pay related to employees that were employed in the e-ID Division. See Note 1a.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2007 - 2010.

On April 18, 2005, the Company signed a lease for new offices in Kadima. The lease is for a period of five years commencing on November 1, 2005. The Company has an option to extend the lease period for an additional five years on similar terms. According to the lease, the monthly fee is $16.

As a result of the sale of the e-ID Division to OTI, the Company leased to OTI certain portion of its leased facilities for a monthly fee of $11, for a period of one year, commencing on the closing date.

Future minimum lease commitments under non-cancelable operating leases (including the portion leased to OTI as describe above) for the years ended December 31, are as follows:

2007	$279
2008	193
2009	193
2010	161

$826

Rent expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $ 387, $ 369 and $ 355, respectively.

b.	Guarantees, indemnity and liens:

1.
The Company issued bank guarantees in the amount of $54 to secure the Company's lease and additional bank guarantees in the amount of $13 to secure other obligations. As a condition of those guarantees, the Company deposited $ 58, which is included as part of the restricted cash deposits.

2.
In order to secure bank credit and covenants to the bank, the Company pledged deposits in the amount of $442 in favor of Bank Otsar Ha-Hayal Ltd. and the amount of $ 312 in favor of the Bank of Jerusalem, which are included as part of restricted cash deposits.

Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2006, the Company was in compliance with all of its financial covenants.

3.
In order to secure an agreement with a customer, the Company provided bank guarantees in the amount of $ 78. As a condition of this guarantee, the Company deposited $ 47 in the bank, which is included as part of restricted cash. The Company has granted a pledge in favor of Bank Otzar Ha-Hayal Ltd. on the funds and rights that are generated from the Ethiopian immigration.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.
Under the sale agreement of the e-ID Division to OTI, the Company agreed to indemnify OTI for any breaches of the Company’s representations, warranties, covenants and obligations for twelve months from the closing date (December 31, 2007). The indemnification also covers any claim based on the Company’s alleged infringement on the intellectual property of any third party.

5.	See Note 18b.

c.	Litigation:

1.
In April 2004, the Department for Resources Supply of the Ministry of Ukraine filed with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) a claim to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between the Company and the Ministry of Internal Affairs of Ukraine, as void due to defects in the proceedings by which the Company was awarded the Contract. In July, 2004, the Arbitration Court declared the Contract as void. On April 27, 2005, the Company appealed the decision in the High Commercial Court of Ukraine. In May 2005, the Department for Resources Supply of the Ministry filed with the Arbitration Court a new statement of claim for restitution of $1,048 paid to the Company by the Department for Resources Supply of the Ministry under the Contract. On September 27, 2005, the Company received a negative award issued by the Arbitration Court in the second claim. On December 12, 2005, the Company was informed that the Supreme Court of Ukraine had dismissed its appeal regarding the July 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Arbitration Court award was valid and legal under applicable law.

During February 2007, the Company received from the management body of the courts of Israel documents that were sent from the Ministry of Internal Affairs of Ukraine regarding the claim for restitution of $1,048. The Company’s legal advisors have advised the Company that the documents were improperly sent and not in compliance with Israeli law. The Company intends to vigorously defend any motion to enforce the Arbitration Court award in Israel, and if necessary, to assert claims that the Ukrainian proceedings were legally defective and that no judgment based on these proceedings can be enforced in Israel.

Based on the opinion of its legal advisors, the Company believes that the above mentioned Ukraine Arbitration Court decision is incorrect, as a matter of law, that the Ukrainian government’s claim has no merit and that the Ukrainian Arbitration Proceedings were legally defective. Therefore no provision has been made in the financial statements in respect of the claim for restitution of $1,048. However, due to the developments described above, the Company wrote off inventory in an amount of approximately $287 in the fourth quarter of 2005, and took possession of the remaining inventory that was previously delivered to the customer. In 2003, the Company increased the allowance for doubtful accounts in an aggregate amount of $2,133 for the debt the Ukrainian government owes to the Company.

The Company did not have any revenues from this project in 2004, 2005 and 2006.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of SuperCom Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,068 as of December 31, 2006) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $56 as of December 31, 2006) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $84 as of December 31, 2006). The Company has begun an enforcement proceeding to collect the arbitral awards. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005, the Commercial Court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688.50 within 14 days. On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful.

3.
On July 14, 2003, Mr. Yaacov Pedhatzur, filed a lawsuit against the Company in the Magistrate’s Court in Tel Aviv, Israel, claiming that the Company owes him commissions in respect of transactions between the Company and certain third parties. On September 29, 2005, the Company reached a settlement agreement with Mr. Pedhatzur in which the Company agreed to pay Mr. Pedhatzur the NIS equivalent of $129. The settlement agreement has been approved by the court. This amount was recorded in the statement of operations of fiscal year 2005, as litigation settlement expenses.

4.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the sum of NIS 100,000 ($24 as of December 31, 2006) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($7 as of December 31, 2006). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the ruling above. To date, no decision has been rendered on either appeal. At this point, the Company cannot estimate the outcome of such appeal.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.
On May 1, 2006, Evilia Investments Ltd. (“Evilia”) filed in the Magistrate’s Court in Tel-Aviv-Jaffa a claim for damages against InkSure Ltd. and against the Company, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530) plus interest allegedly due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into between Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the “Agreement”), as to which SuperCom is a guarantor. A motion for leave to defend the lawsuit was filed with the Court by both InkSure and the Company on June 15, 2006. On August 6, 2006, a settlement agreement was submitted to the Court, pursuant to which InkSure agreed to pay Evilia the amount of $130 plus VAT. On August 13, 2006, the Court approved the settlement agreement. The Company agreed to pay (and paid) InkSure half of the settlement amount.

NOTE 11:-	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969 (“the law”):

The Company is an "industrial company", as defined by the law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, the right to claim public issuance expenses and the right to amortize patents and other intangible property rights for tax purposes.

b.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

Results of operations for tax purposes are measured in terms of earnings in NIS after adjustments for changes in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the functional currency and the tax bases of assets and liabilities.

c.	Reduction in corporate tax rates:

On July 25, 2005, the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) - 2005, gradually reducing the tax rate applicable to the Company as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

According to a previous amendment to the Income Tax Ordinance (No. 140) 2004, the tax rates were reduced as follows: in 2004 - 35% and in 2005 - 34%.

d.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the country in which they are located.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2005	2006

Tax Benefits:
Operating loss carryforward	$4,626	$4,958
Reserves and allowances	805	930

Net deferred tax asset before valuation allowance	5,431	5,888
Valuation allowance	(5,431)	(5,888)

Net deferred tax asset	$-	$-

Deferred income taxes consist of the following:
Domestic	$4,643	$4,820
Valuation allowance	(4,643)	(4,820)

Foreign	788	1,068
Valuation allowance	(788)	(1,068)

	$-	$-

As of December 31, 2006, the Company and its subsidiaries have provided valuation allowances of $ 5,988 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	Net operating loss carryforward and loss on marketable securities:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2006, in an amount of approximately $ 15,200, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a loss on marketable securities in an amount of $ 1,780 which may be carried forward and offset against gains on marketable securities for an indefinite period.

As of December 31, 2006, SuperCom's subsidiaries in the United States, Hong Kong and Israel have estimated total available carryforward tax losses of $ 2,654, $ 758 and $386, respectively. In Hong-Kong tax losses are available to offset against taxable income, if any, for an indefinite period. In the U.S., tax losses can be carried forward for 20 years.

Utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization.

g.	SuperCom Ltd has received final assessment until the tax year ended December 31, 2001.

Supercom’s subsidiaries in the United States and Israel haven’t received final assessment from their incorporation.

Supercom’s subsidiary in Hong-Kong has assessment that is considered to be final until the tax year ended December 31, 1999.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

h..	Net income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2004	2005	2006
Domestic	$(1,446)	$(2,787)	$6,250
Foreign	(426)	(1,164)	(810)

	$(1,872)	$(3,951)	$5,440

i.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2004	2005	2006
Net income (loss) before taxes on income, as reported in the consolidated statements of operations	$(1,872)	$(3,951)	5,440

Statutory tax rate in Israel	35%	34%	31%

Theoretical tax expenses (benefit)	$(655)	$(1,343)	1,686
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	525	1,021	384
Decrease in taxes resulting from utilization of carryforward tax losses for which deferred taxes were not created in the past	-	-	(2,402)
Differences in taxes resulting from Approved Enterprise benefits and from rate applicable to foreign subsidiary and others	130	322	332
Actual income tax	$-	$-	$-

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500 were issued to a single investor, and Units valued at $656.5 were issued to Special Situation Funds (SSF), who are existing shareholders of the Company. The Convertible Bonds mature three years from the date of issuance and bears interest at an annual rate of 8%. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principle of the bond). Payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into the Company's ordinary shares at a conversion price of $5 per share. The investors were also granted Warrants entitling them to acquire a total of 134,154 ordinary shares at an exercise price of $5 per share during the next five years. In respect of this transaction, the Company paid approximately $180 as expenses and granted an option to acquire up to 25,000 shares of the Company to a third party, exercisable at $5 per share. The fair market value of this grant is $ 40.

If the Company fails to fulfill certain conditions, the investors may accelerate repayment of the principal amount of $3,156.5 principal amount of Convertible Bonds, in which case all interest payable at the Maturity Date will immediately become due and payable. As of December 31, 2006, the Company is in compliance with those conditions.

Between February 10, 2008 and February 16, 2008, the Company has the option to call and redeem 100% of the Convertible Bonds at a price equal to (i) the aggregate principal amount of the bonds plus (ii) a redemption premium equal to fifteen percent (15%) of the aggregate principal amount plus (iii) any accrued but unpaid interest on the aggregate principal amount, calculated through the date of redemption.

This transaction was accounted for in accordance with EITF 00-27, " Application of Issue No. 98-5 to Certain Convertible Instruments" and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The expiration date of the Warrants is November 2011.

As a result, the Company recorded an amount of $282 in respect of the Warrants and an amount of $632 as beneficial conversion feature in respect of the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital).

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHARE CAPITAL

a.
The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, since October 23, 2003. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB".

b.	During 2005, the Company increased its authorized share capital to 6,800,000ordinary shares.

c.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

d.	Stock options:

1.
On February 14, 1999, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1999 Employee Stock Option Plan, which was amended and restated in March 2002 (the “1999 Option Plan”). The Company no longer uses the 1999 Option Plan. In 2003, the Company adopted a new stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. The Option Plan is, subject to the provisions of the Israeli Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2006 853,752 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

As a result of an amendment to Section 102 of the Israeli Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by optionees arising from the sale of shares issued pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company had previously been entitled to do under Section 102.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHARE CAPITAL (Cont.)

2.
On October 4, 2004, the Board of Directors approved a grant of options to acquire up to 128,351 ordinary shares of the Company to certain employees as compensation for their efforts in assisting the private placement completed during 2004, at an exercise price of $5 per share.

During 2005, the Board of Directors approved a grant of options to acquire up to 15,300 and 8,500 ordinary shares to certain employees at exercise prices of $5.24, and $4.18 per share, respectively. An additional 68,001 options were granted during 2005 to related parties. See Note 14d.

On December 29, 2005, the Board of Directors and the Audit Committee approved the acceleration of the vesting schedule for certain of the stock options granted to employees and officers as an incentive. As a result, options to purchase a total of 121,126 ordinary shares became exercisable at the date of the approval. The acceleration did not have any effect on the financial statements since the options had a zero intrinsic value at the original date of grant and at the date of acceleration.

On May 30, 2006, the Board of Directors approved a grant of options to acquire up to 93,501 ordinary shares to certain employees and officers. The exercise price of these options is $ 4.42 per share.

Regarding options granted to related parties, subsequent the balance sheet date, see Note 18a.

3.	A summary of the Company's stock option activity, and related information is as follows:

	Year ended December 31
	2004		2005		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	260,868	$6.89	569,905	$5.71	595,971	$5.77
Granted	345,101	$7.24	91,801	$4.95	93,501	$4.42
Exercised	-	$-	(37,684)	$2.48	(43,152)	$2.48
Canceled and forfeited	(36,064)	$29.59	(28,051)	$5.53	(92,418)	$9.95
Outstanding at end of year	569,905	$5.71	595,971	$5.77	553,902	$5.12
Exercisable at end of year	285,832	$3.42	515,504	$6.06	481,651	$5.18

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHARE CAPITAL (Cont.)

The weighted average fair value of options granted during the reported period was $5.58, $3.08 and $1.89, per option, for the years ended December 31, 2004, 2005 and 2006, respectively.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2006 grants: risk free rate of 5%, dividend yield of 0%, expected volatility factor of 57.14% and expected term of 3.09 years.

Regarding the assumptions used for the proforma information required under FAS 123 in 2004 and 2005 see Note 2x above.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical behavior of the employees and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $9, $47 based on the provisions of APB 25 and $ 225 based on the provisions of SFAS 123R for the years ended December 31, 2004, 2005 and 2006, respectively.

The options outstanding and exercisable as of December 31, 2006, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2006	Weighted average exercise price	Aggregate intrinsic value

$ 2.48 - $ 3.06	202,093	5.11	$2.53	$321	202,093	$2.53	$321
$ 4.18 - $ 5.00	268,600	5.59	$4.83	-	196,349	$4.89	-
$ 5.24 - $ 5.89	23,800	5.83	$5.48	-	23,800	$5.48	-
$11.77 - $ 14.83	57,801	5.28	$14.71	-	57,801	$14.71	-
$ 23.53 - $ 33.06	1,481	0.22	$26.36	-	1,481	$26.36	-
$ 56.71	127	0.27	$56.71	-	127	$56.71	-

	553,902		$5.12		481,651	$5.18

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $4.12 as of December 31, 2006, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHARE CAPITAL (Cont.)

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below:

	Options	Weighted-average grant-date fair value

Non-vested at January 1, 2006	80,467	$2.771
Granted	59,501	$2.000
Vested	(39,951)	$2.777
Forfeited	(27,766)	$2.353
Non-vested at December 31, 2006	72,251	$2.289

As of December 31, 2006, there was $167 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $147 is expected to be recognized during the year 2007.

e.	Private placements and warrants

1.
In 2004, the Company completed private placements of an aggregate of 685,001 of its ordinary shares to institutional and private investors at an aggregate purchase price of approximately $3.5 million at a price of $5 per share. In addition, such investors were issued warrants exercisable for five years from the closing date of the purchase of an aggregate of up to 274,001 ordinary shares at an exercise price of $6.47 per share.

Additionally, warrants exercisable for a period of 5 years were issued as follows: 75,601 ordinary shares issuable upon the exercise of warrants having an exercise price of $5 per share to consultants and 30,240 ordinary shares issuable upon the exercise of warrants having an exercise price of $6.47 per share that were issued to Broadband Capital LLC as a portion of the placement agent fee issued in connection with a private placement completed on September 10, 2004; 12,751 ordinary shares issuable upon the exercise of warrants having an exercise price of $6.47 per share that were issued to Meitav Capital Ltd. as a portion of the placement agent fee issued in connection with a private placement completed on July 15, 2004; and 500 ordinary shares issuable upon the exercise of warrants having an exercise price of $6.47 per share that were issued to Max Tech Ltd. as a portion of the placement agent fee issued in connection with a private placement completed on July 15, 2004.

As part of the private placement, two consultants received warrants exercisable for up to four years for the purchase of an aggregate of up to 4,251 and 17,001 ordinary shares, respectively at an exercise price of $5 per share.

The warrants granted to the consultants as describe above were fully vested on the date of grant. The fair value of the warrants is $ 340 as computed using the Black & Scholes pricing model with the following weighted average assumptions: risk free interest of 4.1%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 98.3%, and expected term of 2 years of the warrants. The Company recorded the issuance costs that resulted from the issuance of warrants to consultants during the reported periods, directly to additional paid in capital.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHARE CAPITAL (Cont.)

During the fourth quarter of 2004, 120,176 warrants were exercised for an aggregate amount of approximately $ 778 and approximately $ 130 was received in respect of 20,000 shares that were issued in 2005.

During 2005, 54,451 warrants were exercised for an aggregate amount of approximately $ 352.

2.
In November and December of 2005, the Company received aggregate gross proceeds of $3,050 from a private placement of 836,292 ordinary shares (out of which 150,807 shares were issued after December 31, 2005) and five-year warrants to purchase 292,701 ordinary shares at an exercise price of $3.53 per share. The private placement was made to accredited investors pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, the Company’s placement agent received a cash fee of $150 and the Company’s placement advisors received five-year warrants to purchase 8,446 ordinary shares at an exercise price of $3.53 per share. The investors that participated in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of the Company’s capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). The warrants are callable, subject to certain limitations, at the option of the Company if the closing bid price per ordinary share of the Company's ordinary shares equals or exceeds $7.06 for 20 trading days during the term of the warrants. The Company may only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

The warrants granted to the placement advisors as described above were fully vested on the date of grant. The fair value of the warrants is $ 15 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk free interest of 4%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 74%, and expected term of 2 years of the warrants. The Company recorded the issuance costs directly to additional paid in capital.

3.
During 2005, 4,251 warrants were issued to a consultant. The fair value of the warrants is $ 13 as computed using the Black & Scholes pricing model with the following assumption: risk free interest of 3.5%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 117.03%, and expected term of the warrants of 2 years. During the years 2005 and 2006, the Company recognized $8 and $5, respectively, as compensation expenses.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHARE CAPITAL (Cont.)

4.
During 2006, the Board of Directors approved a grant of options to acquire up to 75,651 shares to certain consultants. The exercise prices under the terms of the options are at a range of $ 3.42 to $ 5.47 per share. The fair market value of the warrants is $ 162 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk free interest of 4.25%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 73.46%, and expected term of the warrants of 2.47 years. During 2006, the Company recognized $131, as compensation expenses.

5.	A summary of the Company's warrants activity to consultant, investors (including warrants issued in connection with convertible bonds), and related information is as follows:

	Year ended December 31
	2004		2005		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	-	-	294,165	$6.00	525,111	$4.53
Granted	414,341	$6.12	305,397	$3.53	234,805	$4.95
Exercised	(120,176)	$6.48	(74,451)	$6.48	-	-
Canceled and forfeited	-	-	-	-	-	-
Outstanding at end of year	294,165	$6.00	525,111	$4.53	759,916	$4.65
Exercisable at end of year	288,500	$6.00	519,446	$4.48	737,250	$4.65

The warrants to consultant, investors (including warrants issued in connection with convertible bonds), outstanding and exercisable as of December 31, 2006, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2006	Weighted average exercise price	Aggregate intrinsic value

$ 3.42 - $ 3.53	306,246	3.88	$3.53	$180	306,246	$3.53	$180
$ 4.42 - $ 4.71	27,200	6.74	$4.59	-	27,200	$4.59	-
$ 5 - $ 5.48	303,604	3.70	$5.06	-	280,938	$5.00	-
$ 6.48	122,866	2.69	$6.48	-	122,866	$6.48	-

	759,916	3.72	$4.65		737,250	$4.65

6.
The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued, since that based on Company Management opinion, such measurement is more reliable than the fair value of services.

(*)  All data in Note 13 was restated to reflect the numbers of ordinary shares issuable upon the exercise of options and warrants, as a result of the reverse share split. See note 18d below.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SHARE CAPITAL (Cont.)

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend on paying cash dividends in the foreseeable future.

g.	Convertible bonds and warrants - see Note 12.

NOTE 14:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors, who was one of the co-founders of the Company.

In consideration of these consulting services, the Company has undertaken to pay $ 10.5 per month plus motor vehicle expenses. In addition the Company pays $ 1.5 per month as a director’s fee. During 2004, 2005 and 2006, the Company paid $144, each year, pursuant to this agreement.

On January 21, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors to acquire up to 51,000 ordinary shares of the Company, at an exercise price of $5 per share under the Option Plan. See Note 18a.

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, to increase the consideration set forth in the said agreement to an amount of $ 7 per month.

•	Upon the termination of the current car lease, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1 as of December 31, 2006), (excluding tax) per month.

•	To grant a one-time bonus of NIS 130,000 (approximately $ 30 as of December 31, 2005), including VAT.

In addition the Company pays $ 1.5 per month as a director’s fee. During 2004, 2005 and 2006, the Company paid $ 73, $ 132 and $ 102, pursuant to this agreement.

Also, on January 21, 2007, the General Shareholders Meeting approved the grant of options to acquire up to 20,400 ordinary shares of the Company at an exercise price of $5 per share under the Option Plan. See Note 18a.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company has undertaken to pay $ 4.6 per month plus motor vehicle expenses. During 2004, 2005 and 2006, the Company paid $ 69, $ 71 and $ 72, pursuant to this agreement.

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTY TRANSACTIONS (Cont.)

d.
On January 13, 2005, the General Shareholders Meeting approved among other things the Board of Directors’ decision dated October 4, 2004, to grant options to acquire up to 51,001 ordinary shares of the Company to the Chairman of the Board of Directors and 8,500 ordinary shares of the Company to each of the two directors of the Company, who are not “outside directors”. The exercise price of the options is $ 5 per share. Those options were granted as compensation for their efforts in completing a private placement during 2004.

e.	As of December 31, 2005 and 2006, the balance of the debts of related parties were $ 0 (net of allowance $55).

NOTE 15:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The following is a summary of operations within geographic areas, based on the location of customers and data regarding long-lived assets:

	Year ended December 31,
	2004		2005		2006
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Europe	$3,218	$-	$3,719	$-	$5,877	$-
Asia Pacific	2,433	20	2,173	16	1,730	18
Africa	899	-	2,158	-	621	-
United States	386	65	202	61	373	54
Israel	320	3,556	210	3,133	194	88
Other	88	-	-	-	-	-

	$7,344	$3,641	$8,462	$3,210	$8,795	$160

b.	Summary of operations based on products and services:

	Year ended December 31,
	2004	2005	2006

Raw materials and equipment	$5,552	$7,902	$8,028
SPPL 1000	1,210	-	-
Maintenance	582	560	767

	$7,344	$8,462	$8,795

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2004	2005	2006

Customer A	22%	*	-

Customer B	*	23%	*

Customer C	17%	11%	10%

Customer D	10%	*	*

Customer E	16%	*	*

Customer F	*	10%	-

Customer G	-	22%	59%

*) Less than 10%.

NOTE 16:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2004	2005	2006
Financial expenses:

Interest, bank charges and fees (*)	$(194)	$(119)	$(178)
Exchange differences	(48)	-	(109)

Total financial expenses	(242)	(119)	(287)
Financial income:

Exchange differences	-	28	-
Interest	28	66	83

Total financial income	28	94	83

Net total	$(214)	$(25)	$(204)

* In 2006, includes $75 expenses related to convertible bonds

SUPERCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	OTHER EXPENSES, NET

	Year ended December 31,
	2004	2005	2006
Write down of loan regarding an investment in an affiliated company and other trade receivables	$-	$-	$(321)
Loss on sale of property and equipment, net	(1)	-	$(8)
Decline in market value of held-to-maturity securities	(7)	-	-
Other	(19)	(30)	(38)

	$(27)	$(30)	$(367)

NOTE 18:-	SUBSEQUENT EVENTS

a.
During January 2007, the General Shareholders Meeting approved among other things, the grant of options to acquire up to 51,000 ordinary shares of the Company to the Chairman of the Board of Directors and options to acquire up to 20,400 shares of the Company to a director of the Company. The exercise price of the options is $ 5 per share.

b.
On January 2, 2007 the Company received a $2,500 loan from a financial institution bearing interest at a rate of Libor + 1.5%. As part as the transaction of the sale of the Company’s e-ID Division to OTI. The Company pledged its restricted ordinary shares of OTI as security for the loan. The proceeds of any sale of the OTI ordinary shares shall be applied first to pay off any payments due under the loan. Until the loan (including any applicable interest and fees) is paid in full, any remaining proceeds from the sale of the OTI ordinary shares shall be held by the financial institution (up to an amount equal to the unpaid principal amount plus any accrued but unpaid interest on the loan) as security for the loan, OTI has agreed to guarantee the loan on behalf of the Company. The fair value of the guarantee was estimated by Company Management as insignificant. See Note 1a.

c.	During February 2007, the Company purchased the remaining 20% of its subsidiary (Pure RF) from the minority for an amount of $ 100.

d.	Reverse share split.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company ordinary shares became effective for trading purpose. Pursuant to this reverse share split each 5.88235 ordinary shares of Nis 0.01 par value became 1 ordinary share of Nis 0.0588235 par value. Unless otherwise noted, all share and per share amounts for all periods presented (including numbers of options, warrants and convertible bonds) have been retroactively restated to give effect to this reverse split.

ITEM 19.    Exhibits.

1.1*	Memorandum of Association.

1.2*	Articles of Association.

1.3*	Amendment to Articles of Association.

2.1*	Forms of Stock Certificates Representing Ordinary Shares.

4.1*	The SuperCom Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.1(a)**	The SuperCom Ltd. 2003 Israeli Share Option Plan

4.2*	Stock Purchase Agreement between SuperCom and Elad Ink, dated as of March 4, 2002.

4.3*	Stock Purchase Agreement between SuperCom and ICTS BV, dated as of April 29, 2002.

4.4*	Stock Purchase Agreement between SuperCom and ICTS-USA, Inc., dated as of September 27, 2002.

8	List of Subsidiaries of SuperCom Ltd.

11.1	Code of Ethics

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated June 29, 2006.

15.2	Consent of BDO McCabe Lo & Company, independent public accountants, dated June 29, 2006.

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

SUPERCOM LTD.

By:	/s/ Eyal Tuchman
Eyal Tuchman
Its:	Chief Executive Officer

Date: June 28, 2007

Exhibit 8

Subsidiaries of Vuance Ltd. as of June 20, 2007

Name of Subsidiary	Jurisdiction of Organization	Percent Owned

SuperCom, Inc.	United States	100%
SuperCom Asia Pacific Ltd.	Hong Kong	100%
SuperCom Slovakia A.S.	Slovakia	66%
VUANCE - RFID Inc.	United States	100%*
S.B.C. Aviation Ltd	Israel	100%

* VUANCE - RFID Inc has an Israeli wholly-owned subsidiary Pure RF Ltd., (100%)

Exhibit 11.1

SUPERCOM LTD.
CORPORATE CODE OF CONDUCT AND ETHICS

This Corporate Code of Conduct and Ethics, referred to as the “Code,” is intended to provide our associates, as defined below, with a clear understanding of the principles of business conduct and ethics that are expected of them and to ensure:

•	the ethical handling of conflicts of interest between personal and professional relationships;

•
full, fair, accurate, timely and understandable disclosure in the reports required to be filed by the company with the Securities and Exchange Commission and in other public communications made by the company; and

•	compliance with applicable governmental laws, rules and regulations.

The standards set forth in the Code apply to us all. Every associate of the company has to comply with the Code as a condition of his or her relationship with the company. The term “associate” means every full and part-time employee of the company and its subsidiaries, all members of the company’s senior management, including the company’s Chief Executive Officer and Chief Financial Officer, and every member of the company’s Board of Directors, even if such member is not employed by the company.

It is our responsibility to conduct ourselves in an ethical business manner and also to ensure that others do the same. If any one of us violates these standards, he or she can expect a disciplinary response, up to and including termination of any employment or other relationship with the company, and possibly other legal action. If any breach of the Code is known to you, you are encouraged to report it to the Corporate Compliance Officer. By doing so, we ensure that the good faith efforts of all of us to comply with the Code are not undermined.

The Chief Financial Officer is designated by the Board and can be nominated and changed with a Board resolution. The Board has designated the Chief Financial Officer the Corporate Compliance Officer.

The standards set forth in this Code are guidelines that should govern our conduct at all times. If you are confronted with situations not covered by this Code, or have questions regarding the matters that are addressed in the Code, you are urged to consult with the Corporate Compliance Officer.

The provisions of the Code regarding the actions the company will take are guidelines which the company intends to follow. There may be circumstances, however, that in the company’s judgment require different measures or actions and in such cases it may act accordingly while still attempting to fulfill the principles underlying this Code

I	CONFLICTS OF INTEREST

Associates should avoid any situation that may involve, or even appear to involve, a conflict between their personal interests and the interests of the company. In dealings with current or potential customers, suppliers, contractors, and competitors, each associate should act in the best interests of the company to the exclusion of personal advantage. Associates and their immediate family members are prohibited from any of the following activities which could represent an actual or perceived conflict of interest:

•	Having a significant financial interest in, or obligation to any outside enterprise which does or seeks to do business with the company or which is an actual or potential competitor of the company.

•
Serving as a director, officer or in any other management or consulting capacity for any actual or potential competitor of the company or engaging in activities that are directly competitive with those in which the company is engaged.

•
Conducting a significant amount of business on the company’s behalf with an outside enterprise which does or seeks to do business with the company if an immediate family member of the associate is a principal, officer or employee of such enterprise.

•	Using any company property or information or his or her position at the company for his or her personal gain or diverting a business opportunity from the company for personal benefit.

•
Receiving any loan or advance from the company, or be the beneficiary of a guarantee by the company of a loan or advance from a third party, except for customary advances or corporate credit in the ordinary course of business or approved by the Audit Committee and the Corporate Compliance Officer.

•
In addition, the Audit Committee of the Board will review and approve all related-party transactions, as required by the Securities and Exchange Commission, any exchange or market upon which the Company’s securities are listed or quoted, or any other regulatory body to which the company is subject.

II	FULL AND FAIR DISCLOSURE

Because the integrity of the company’s external reports to shareholders and authorities such as the Securities and Exchange Commission depends on the integrity of the company’s internal reports and record-keeping, all associates must adhere to the highest standards of care with respect to our internal records and reporting. The company is committed to full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by it with authorities such as the Securities and Exchange Commission, and it expects each associate to work diligently towards that goal.

A	Accurate Records and Reporting

Under law, the company is required to keep books, records and accounts that accurately and fairly reflect all transactions, dispositions of assets and other events that are the subject of specific regulatory record keeping requirements, including generally accepted accounting principles and other applicable rules, regulations and criteria for preparing financial statements and for preparing periodic reports filed with authorities such as the Securities and Exchange Commission. All company reports, accounting records, sales reports, expense accounts, invoices, purchase orders, and other documents must accurately and clearly represent the relevant facts and the true nature of transactions. Reports and other documents should state all material facts of a transaction and not omit any information that would be relevant in interpreting such report or document. Under no circumstance may there be any unrecorded liability or fund of the company, regardless of the purposes for which the liability or fund may have been intended, or any improper or inaccurate entry knowingly made on the books or records of the company. No payment on behalf of the company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documentation supporting the payment. In addition, intentional accounting misclassifications (e.g., expense versus capital) and improper acceleration or deferral of expenses or revenues are unacceptable reporting practices that are expressly prohibited.

The company has developed and maintains a system of internal controls to provide reasonable assurance that transactions are executed in accordance with management’s authorization, are properly recorded and posted, and are in compliance with regulatory requirements. The system of internal controls within the company includes written policies and procedures, budgetary controls, supervisory review and monitoring, and various other checks and balances, and safeguards such as password protection to access certain computer systems. The company has also developed and maintains a set of disclosure controls and procedures to ensure that all of the information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms. Associates are expected to be familiar with, and to adhere strictly to, these internal controls and disclosure controls and procedures.

B	Document Retention

Applicable laws and regulations require the proper retention of many categories of records and documents that are commonly maintained by companies. In consideration of those legal requirements and the company’s business needs, all associates must maintain records in accordance with the legal requirements.

In addition, any record, in paper or electronic format, relevant to a threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit may not be discarded, concealed, falsified, altered, or otherwise made unavailable, once an associate has become aware of the existence of such threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit. Associates must handle such records in accordance with the legal requirements.

When in doubt regarding retention of any record, an associate must not discard or alter the record in question and should seek guidance from the Corporate Compliance Officer.

III	FAIR DEALING WITH CUSTOMERS, SUPPLIERS, COMPETITORS, AND ASSOCIATES

The company does not seek to gain any advantage through the improper use of favors or other inducements. Good judgment and moderation must be exercised to avoid misinterpretation and adverse effect on the reputation of the company or its associates. Offering, giving, soliciting or receiving any form of bribe to or from an employee of a customer or supplier to influence that employee’s conduct is strictly prohibited.

A.	Giving Gifts

Cash or cash-equivalent gifts must not be given by an associate to any person or enterprise. Gifts, favors and entertainment may be given to non-governmental employees if what is given:

•	is consistent with customary business practice;

•	is not excessive in value and cannot be construed as a bribe or pay-off;

•	is not in violation of applicable law or ethical standards; and

•	will not embarrass the company or the associate if publicly disclosed.

See also subsection E below for considerations relating to gifts to foreign officials and Section IV. B below for considerations relating to gifts to government employees.

B.	Receiving Gifts

Gifts, favors, entertainment or other inducements may not be accepted by associates or members of their immediate families from any person or organization that does or seeks to do business with, or is a competitor of, the company, except as common courtesies usually associated with customary business practices. If the gift is of more than token value, the Corporate Compliance Officer must approve its acceptance. An especially strict standard applies when suppliers are involved. If a gift unduly influences or makes an associate feel obligated to “pay back” the other party with business, receipt of the gift is unacceptable. It is never acceptable to accept a gift in cash or cash equivalent.

C.	Unfair Competition

Applicable laws and regulations dictate what can and what cannot be done in a competitive environment. The following practices can lead to liability for “unfair competition” and should be avoided. They are violations of the Code.

Disparagement of Competitors. It is not illegal to point out weaknesses in a competitor’s service, product or operation; however, associates may not spread false rumors about competitors or make misrepresentations about their businesses. For example, an associate may not pass on anecdotal or unverified stories about a competitor’s products or services as the absolute truth (e.g., the statement that “our competitors’ diagnostic testing procedures have poor quality control”).

Disrupting a Competitor’s Business. This includes bribing a competitor’s employees, posing as prospective customers or using deceptive practices such as enticing away employees in order to obtain secrets or destroy a competitor’s organization. For example, it is not a valid form of “market research” to visit a competitor’s place of business posing as a customer.

Misrepresentations of Price and Product. Lies or misrepresentations about the nature, quality or character of the company’s services and products are both illegal and contrary to company policy. An associate may only describe our services and products based on their documented specifications, not based on anecdote or his or her belief that our specifications are too conservative.

D.	Antitrust Concerns

The company is subject to antitrust laws and regulations in the jurisdictions where it does business that are intended to ensure that competition is the primary regulator of business activity. These laws and regulations prohibit many kinds of formal or informal understandings, agreements, and plans which involve prices, territories, market share or customers to be served. As a result, every corporate decision that involves customers, competitors, and business planning with respect to output, sales and pricing raises antitrust issues. Compliance with applicable antitrust laws is in the public interest, in the interest of the business community at large, and in our company’s interest.

Failing to recognize antitrust risk is costly. Antitrust litigation can be very expensive and time-consuming. Moreover, violations of the antitrust laws can, among other things, subject you and the company to the imposition of injunctions, treble damages, and heavy fines. Criminal penalties may also be imposed, and individual employees can receive heavy fines or even be imprisoned. For this reason, antitrust compliance should be taken seriously at all levels within the company.

E.	Unfair Practices in International Business

Applicable laws and regulations prohibit associates from making certain gifts to foreign officials. “Foreign officials” may include not only persons acting in an official capacity on behalf of a foreign government, agency, department or instrumentality, but also representatives of international organizations, foreign political parties and candidates for foreign public office. A gift may be prohibited if it is made for the purpose of:

•	Influencing any act or decision of a foreign official in his official capacity;

•	Inducing a foreign official to do or omit to do any act in violation of his lawful duty;

•	Inducing a foreign official to use his position to affect any decision of the government; or

•	Inducing a foreign official to secure any improper advantage.

A gift is still prohibited even when paid through an intermediary. Any associate who has any questions as to whether a particular gift might be prohibited, please contact the Corporate Compliance Officer.

IV.	GOVERNMENT RELATIONS

Associates must adhere to the highest standards of ethical conduct in all relationships with government employees and must not improperly attempt to influence the actions of any public official.

A.	Government Procurement

Many national and local governments have adopted comprehensive laws and regulations governing their purchases of products from private contractors. These laws and regulations are intended to assure that governmental entities receive pricing, terms, and conditions equivalent to those granted to the company’s most favored commercial customers and that there is full and open competition in contracting. When selling products or services to government procurement agencies, the company is accountable for complying with all applicable procurement laws, regulations, and requirements. Certifications to, and contracts with, government agencies are to be signed by a company associate authorized by the Managing Board to sign such documents, based upon knowledge that all requirements have been fully satisfied.

B.	Payments to Officials

Payments or gifts shall not be made directly or indirectly to any government official or associate if the gift or payment is illegal under the laws of the country having jurisdiction over the transaction, or if it is for the purpose of influencing or inducing the recipient to do, or omit to do, any act in violation of his or her lawful duty. Under no circumstances should gifts be given to employees of the United States Government.

C.	Political Contributions

Company funds, property or services may not be contributed to any political party or committee, or to any candidate for or holder of any office of any government. This policy does not preclude, where lawful, company expenditures to support or oppose public referendum or separate ballot issues, or, where lawful and when reviewed and approved in advance by the Corporate Compliance Officer, the formation and operation of a political action committee.

V.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

A.	Insider Trading Policy

The company expressly forbids any associate from trading on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” This policy applies to every associate of the company and extends to activities both within and outside their duties to the company, including trading for a personal account. An associate may also become a temporary insider of another company with which our company has a contractual relationship, to which it has made a loan, to which it provides advice or for which it performs other services.

Trading on inside information is not a basis for liability unless the information is material. This is information that a reasonable investor would consider important in making his or her investment decisions, or information that is likely to have a significant effect on the price of a company’s securities.

Information is non-public until it has been effectively communicated to the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. For example, information found in a report filed with the Securities and Exchange Commission or appearing in a national newspaper would be considered public. Each associate should be familiar with and abide by the company’s Insider Trading Policy. A copy of this policy is available from the Human Resources Department or on the Company’s intranet site.

B.	Equal Employment Opportunity

The company makes employment-related decisions without regard to a person’s race, color, religious creed, age, sex, sexual orientation, marital status, national origin, ancestry, present or past history of mental disorder, mental retardation, learning disability or physical disability, including, but not limited to, blindness and genetic predisposition, or any other factor unrelated to a person’s ability to perform the person’s job. “Employment decisions” generally mean decisions relating to hiring, recruiting, training, promotions and compensation, but the term may encompass other employment actions as well. The company encourages its associates to bring any problem, complaint or concern regarding any alleged employment discrimination to the attention of the Human Resources Department. Associates who have concerns regarding conduct they believe is discriminatory should also feel free to make any such reports to the Corporate Compliance Officer.

C.	Sexual Harassment Policy

The company is committed to maintaining a collegial work environment in which all individuals are treated with respect and dignity and which is free of sexual harassment. In keeping with this commitment, the company will not tolerate sexual harassment of associates by anyone, including any supervisor, co-worker, vendor, client or customer, whether in the workplace, at assignments outside the workplace, at company-sponsored social functions or elsewhere. Each associate should contact the Human Resources Department if he requires further information.

D.	Health, Safety & Environment Laws

Health, safety, and environmental responsibilities are fundamental to the company’s values. Associates are responsible for ensuring that the company complies with all provisions of the health, safety, and environmental laws of the United States and of other countries where the company does business. The penalties that can be imposed against the company and its associates for failure to comply with health, safety, and environmental laws can be substantial, and include imprisonment and fines.

VI.	REPORTING VIOLATIONS UNDER THE CODE: NON-RETALIATION POLICY

Any associate of the company having any information or knowledge regarding the existence of any violation or suspected violation of the Code may report the violation or suspected violation to the Corporate Compliance Officer. The Company will endeavor to keep reports confidential to the fullest extent practicable under the circumstances.

Any associate who reports a suspected violation under the Code by the company, or its agents acting on behalf of the company, to the Corporate Compliance Officer, may not be fired, demoted, reprimanded or otherwise harmed for, or because of, the reporting of the suspected violation, regardless of whether the suspected violation involves the associate, the associate’s supervisor or senior management of the company.

In addition, any associate who reports a suspected violation under the Code which the associate reasonably believes constitutes a violation of a federal statute by the company, or its agents acting on behalf of the company, to a federal regulatory or law enforcement agency, may not be reprimanded, discharged, demoted, suspended, threatened, harassed or in any manner discriminated against in the terms and conditions of the associate’s employment for, or because of, the reporting of the suspected violation, regardless of whether the suspected violation involves the associate, the associate’s supervisor or senior management of the company.

VII.	QUESTIONS UNDER THE CODE AND WAIVER PROCEDURES

Associates are encouraged to consult with the Corporate Compliance Officer about any uncertainty or questions they may have under the Code. If any situation should arise where a course of action would likely result in a violation of the Code but for which the associate thinks that a valid reason for the course of action exists, the associate should contact the Corporate Compliance Officer to obtain a waiver prior to the time the action is taken. No waivers will be granted after the fact for actions already taken. Except as noted below, the Corporate Compliance Officer will review all the facts surrounding the proposed course of action and will determine whether a waiver from any policy in the Code should be granted.

Waiver Procedures for Executive Officers and Directors. Waiver requests by an executive officer or member of the Board shall be referred by the Corporate Compliance Officer, with his or her recommendation, to the Board or a committee thereof for consideration. If either (i) a majority of the independent directors on the Board, or (ii) a committee comprised solely of independent directors agrees that the waiver should be granted, it will be granted. The company will disclose the nature and reasons for the waiver on its next Form 20-F to be filed with the Securities and Exchange Commission or otherwise as required by the Securities and Exchange Commission. If the Board denies the request for a waiver, the waiver will not be granted and the associate may not pursue the intended course of action.

It is the company’s policy only to grant waivers from the Code in limited and compelling circumstances.