Form 20-F
period 2007-12-31
Vuance
filed 2008-06-30
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-50790

 VUANCE LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
Israel
(Jurisdiction of incorporation or organization)
Sagid House “Ha’Sharon Industrial Park”
P.O.B 5039, Qadima 60920
Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares NIS 0.0588235 nominal value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,124,779 ordinary shares as of December 31, 2007.

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
Yes  ☐    No  ☐

TABLE OF CONTENTS

PART I

NOTES REGARDING FORWARD-LOOKING STATEMENTS	4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS	5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5

ITEM 3. KEY INFORMATION	5

Selected Financial Data	5
Capitalization and Indebtedness	7
Reasons for the Offer and Use of Proceeds	7
Risk Factors	7

ITEM 4. INFORMATION ON THE CORPORATION	24
History and Development of the Corporation	24
Business Overview	28
Organizational Structure	40
Property, Plants and Equipment	41

ITEM 4A. UNSOLVED STAFF COMMENTS	42

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
Operating Results	42
Liquidity and Capital Resources	53
Research and Development	56
Trend Information	56
Off-Balance Sheet Arrangements	57
Tabular Disclosure of Contractual Obligation	58

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
Directors and Senior Management	58
Compensation	60
Board Practices	61
Employees	64
Share Ownership	65

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	68
Major shareholders	68
Related Party Transactions	70
Interests of Experts and Counsel	70

ITEM 8. FINANCIAL INFORMATION	71
Consolidated Statements and Other Financial Information (Audited)	71
Significant Changes	73

ITEM 9 THE OFFER AND LISTING	74
Offer and Listing Details	74
Plan of Distribution	76
Markets	76
Selling Shareholders	76
Dilution	76
Expenses of the Issue	76

ITEM 10. ADDITIONAL INFORMATION	76
Share Capital	76
Memorandum and Articles of Association	80
Material Contracts	80
Exchange Controls	80
Taxation	80
Dividends and Paying Agent	89
Statement by Experts	89
Documents on Display	89
Subsidiary Information	90

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	90
Quantitative and Qualitative Information about Market Risk	90

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	90

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	91

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	91

ITEM 15. CONTROLS AND PROCEDURES	91

ITEM 16. RESERVED	91

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	91

ITEM 16B. CODE OF ETHICS	91

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	92

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	92

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	92

PART III

ITEM 17. FINANCIAL STATEMENTS	92

ITEM 18. FINANCIAL STATEMENTS	92

ITEM 19. EXHIBITS	142

SIGNATURE	143

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectations concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. These forward looking statements include, but are not limited to, statements regarding: (i) our belief about our competitive position in the security access, tracking, asset management and monitoring, active and passive radio frequency identification (“RFID"), disaster recovery, Critical Situation Management System ("CSMS") and Credentialing ("RAPTOR") markets, and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to be able to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to be able to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance, including, without limitation to our belief regarding the merit of the claim of the Department for Resources Supply of the Ministry of Ukraine against us and regarding the Secu-System claim. (See “Legal Proceedings” in Item 8.A); (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (ix) our expectations about our future revenues (or absence of revenues); (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi-ID issuing and control system with the government of a European country, the value of our agreement for our perimeter security and border control at European International Airport and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our new active and passive RFID technology and our CSMS and RAPTOR products; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for a significant portion of our net sales; (xvi) our expectations regarding the mix of our sources of revenues; (xvii) our belief about the sufficiency of our capital resources and other sources of liquidity to fund our planned operations; (xiii) our expectations regarding our recurring revenues and backlog; (xix) our belief that we have not been a passive foreign investment company ("PFIC") for U.S. tax purposes; (xx) our belief regarding the impact of recently issued accounting pronouncements (see note 2(z) to the financial statements included in this report) and adoption of new accounting pronouncements in the future on our earnings and operating results; and (xxi) our expectation regarding the success of the integration of the SHC business (as defined in “Risk Factors” in Item 3.D). All forward-looking statements are based on our management’s present assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including: changes in demand for our products; market conditions in our industry and the economy as a whole; variations, expansions or reductions in the mix of our product offerings; the timing of our product introductions; increased competition; introduction of new competing technologies; the increase of unexpected expenses; and such other factors discussed below under the captions “Risk Factors” in Item 3.D and “Operating and Financial Review and Prospects” in Item 5 and elsewhere in this Annual Report. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

In this Annual Report, all references to "Vuance," the “Company,” "we," "us" or "our" are to Vuance Ltd., a company organized under the laws of the State of Israel, and its subsidiaries.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding Vuance are presented in U.S. dollars.

Note: Unless otherwise indicated herein, the prices and quantities of our ordinary shares provided in this annual report reflect the 1 to 5.88235 share consolidation (reverse share split) that we completed on April 29, 2007 and which became effective for trading purpose as of May 14, 2007.

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

The following selected consolidated financial data as of December 31, 2004, 2005, 2006 and 2007 and for the years ended December 31, 2003, 2004, 2005 2006 and 2007 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
YEAR ENDED DECEMBER 31,

	Audited
	(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	2003	2004	2005	2006	2007
SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	7,244	7,344	8,462	8,795	12,961
Cost of Revenues	3,102	3,730	4,293	3,494	5,600
Inventory write-off	—	—	287	—	—
Gross Profit	4,142	3,614	3,882	5,301	7,361
Operating Expenses:
Research and Development	918	845	1,182	1,362	1,716
Selling and Marketing	3,026	2,445	3,003	5,619	9,041
General and Administrative	1,829	1,955	2,968	2,737	3,192
Restructuring expenses	—	—	496	—	—
Litigation settlement expenses	—	—	129	108	34
Total Operating Expenses	5,773	5,245	7,778	9,826	13,983
Capital gain from the sale of the E-ID Division	—	—	—	10,536	—
Operating Income (Loss)	(1,631)	(1,631)	(3,896)	6,011	(6,622)
Financial Income (Expenses), Net	(233)	(214)	(25)	(204)	(4,652)
OTHER INCOME (EXPENSES), NET	(83)	(27)	(30)	(367)	—
Income Loss before Taxes on Income	(1,947)	(1,872)	(3,951)	5,440	(11,274)

Share in Earnings (Loss) of an Affiliated
Company and impairment, Net of taxes	(48)	—	—	—	—
Taxes on income	—	—	—	—	(37)
Net Income (Loss) from continuing operations	(1,995)	(1,872)	(3,951)	5,440	(11,311)
Loss from discontinued operations	—	—	—	—	—
Net income (loss)	$(1,995)	$(1,872)	$(3,951)	$5,440	$(11,311)
PER SHARE DATA:
Basic earning (loss) from continuing operations	$(0.92)	$(0.75)	$(1.25)	$1.37	$(2.57)
Diluted earning (loss) from continuing operations	$(0.92)	$(0.75)	$(1.25)	$1.31	$(2.57)
Basic and Diluted loss from Discontinued operations	$—	$—	$—	$—	$—
Basic earning (loss) per share	$(0.92)	$(0.75)	$(1.25)	$1.37	$(2.57)
Diluted earning (loss) per share	$(0.92)	$(0.75)	$(1.25)	$1.31	$(2.57)
SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	1,729	2,894	2,294	2,444	2,114
Short term deposit	697	353	—	—	—
Marketable debt securities	117	—	650	11,077	4,054
Trade receivables (net of allowance for doubtful accounts of $ 3,487 and $ 3,500 as of December 31, 2006 and 2007, respectively)	1,808	1,463	1,053	2,625	2,463
Inventories	3,236	2,165	2,205	270	566
Total Current Assets	9,881	9,254	8,023	17,992	14,769
TOTAL ASSETS	12,685	13,938	12,276	23,098	20,952
Total Current Liabilities	4,450	4,259	3,218	5,452	8,916
Accrued Severance Pay	436	564	616	323	362
SHAREHOLDERS’ EQUITY:
TOTAL SHAREHOLDERS' EQUITY	7,612	9,115	8,247	15,001	9,233

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following risks together with the other information in this Annual Report in evaluating our business, financial condition and prospects. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we consider immaterial may also impair our business operations, financial results and prospects. If any of the following risks actually occur, our business, financial results and prospects could be harmed. In that case, the trading price of our ordinary shares could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and related notes and the Section captioned “Note Regarding Forward-Looking Statements”.

We have a history of operating losses and negative cash flows and may not be profitable in the future.

We have incurred substantial losses and negative cash flows since our inception. We had an operating cash flow deficit in each of 2004, 2005, 2006 and 2007. As of December 31, 2007, we had an accumulated deficit of approximately $29,936,000. We incurred net losses of approximately $3,951,000 and $11,311,000 in the years ended December 31, 2005 and 2007, respectively. For the year ended December 31, 2006, we would have incurred a net loss of $5,096,000, but for the $10,536,000 capital gain from the sale of the E-ID Division. We expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion; and therefore, we may continue to have net operating losses and negative cash flows for the foreseeable future. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Parts of our operating expense levels are based on internal forecasts for future demand and not on firm customer orders for products or services. Our results may be negatively affected by fluctuating demand for our products and services from one quarter to the next and by increases in the costs of components and raw materials acquired from suppliers.

We will face a need for additional capital and may need to curtail our operations if it is not available.

We have partially funded our operations through the issuance of equity securities and convertible bonds to investors and may not be able to generate a positive cash flow from operations in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations. We believe that, as of the filing date of this Annual Report, our working capital (including current cash and cash equivalents and marketable securities, in addition to revenues expected to be generated from our business operations) is sufficient for the Company’s present requirements. However, we may need additional capital even to satisfy our present requirements if we undertake large projects or have a delay in one of our anticipated projects. If we fail to raise such additional capital, we may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.

We depend on a limited number of customers for a substantial portion of our revenue. In the years 2005, 2006 and 2007, we derived 66%, 80% and 79%, respectively, of our consolidated net revenue from four individual customers. In the year ended December 31, 2007, four of our customers accounted for 79% of our consolidated net revenues as follows: the government of a European country, European International Airport, China Travel Services (CHK) Ltd. and an African governmental agency accounted for 50%, 17%, 8% and 4%, respectively, of our consolidated net revenues. A substantial reduction in sales to, or loss of, any of our significant customers would adversely affect our business unless we were able to replace the revenue we received from those customers, which replacement we may not be able to find. Specifically, changes that may negatively impact the political or economic stability and environment of the European country, from which we derive 50% of our consolidated net revenues under a 10-year contract, could adversely affect our business and future operations in such country.

As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Part of our sales is not recurring sales, therefore quarterly and annual sales levels could fluctuate. Sales in any period may not be indicative of sales in future periods.

We are relying on On Track Innovations Ltd. as a subcontractor in projects not transferred as part of the sale of our E-ID Division.

On December 31, 2006 we sold our E-ID Division to On Track Innovations Ltd. (“OTI”), an Israeli public company (NASDAQ: OTIV). Simultaneously, we entered into a service and supply agreement with OTI under which OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete our obligations with regard to certain projects that were not transferred to OTI (the”Existing Projects”) (see description of this transaction under the caption “The OTI Transaction” in Item 4.A). We will be dependent on OTI to adequately provide such services, products, and materials in order for us to be in good standing under, and successfully complete, these projects. If OTI fails to fulfill its obligations and provide such services and products as necessary for the Existing Projects, it could delay our receipt of revenues for these projects, subject us to certain remedies available to our customers in the Existing Projects, and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

Our reliance on third party technologies, raw materials and components for the development of some of our products and our reliance on third parties for manufacturing may delay product launches, impair our ability to develop and deliver products or hurt our ability to compete in the market.

Most of our products integrate third-party technology that we license and/or raw materials and components that we purchase or otherwise obtain the right to use, including: operating systems, microchips, security and cryptography technology for card operating systems, which prevents unauthorized parties from tampering with our cards, and dual interface technology, which enables cards to operate in both contact and contactless mode. Our ability to purchase and license new technologies and components from third parties is and will continue to be critical to our ability to offer a complete line of products that meets customer needs and technological requirements. We may not be able to renew our existing licenses or to purchase components and raw materials on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology, and we may lose the potential competitive advantage such technology gave us. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to security issues, either of which could adversely affect our results of operations. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market could also be impaired.

We usually do not have minimum supply commitments from our vendors for our raw materials or components and generally purchase raw materials and components on a purchase order basis. Although we generally use standard raw materials and components for our systems, some of the key raw materials or components are available only from a single source or from limited sources. Many of our various chips and toners are only available from limited sources. Even where multiple sources are available, we typically obtain components and raw materials from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation.

Delays in deliveries from our suppliers or defects in goods or components supplied by our vendors or delays in projects that are performed by our subcontractors could cause our revenues and gross margins to decline.

We rely on a limited number of vendors and subcontractors for certain components of the products we are supplying and projects we perform. In some cases, we rely on a single source vendor or subcontractor. Any undetected flaws in components or other materials to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts or materials. Even though there are multiple suppliers, we purchase some of our components from single suppliers to take advantage of volume discounts, which presents a risk that the components may not be available in the future on commercially reasonable terms or at all. Although we believe that there are additional suppliers for the equipment and supplies that we require, we may not be able to make such alternative arrangements promptly. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage our business reputation. We depend on subcontractors to adequately perform a substantial part of our projects. If a subcontractor fails to fulfill its obligations under a certain project, it could delay our receipt of revenues for such project and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

We suffered and may continue to suffer a loss on our investment in the OTI Transaction due to a decrease in the price of OTI’s shares.

As of December 31, 2007, our investment in OTI’s ordinary shares consisted of $4,054,000 in marketable securities (current assets). We recognized a loss realized in 2007 from the sale of OTI's shares in the amount of $1,116,000 and a decrease in value of marketable securities, net in the amount of $2,699,000. The shares were restricted and are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) are released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006 (see description of this transaction under the caption “The OTI Transaction” in Item 4.A). As of December 31, 2007, two-sevenths of the OTI shares were still subject to the lock-up restriction. OTI shares are traded on The NASDAQ Global Market. Profitability of our investment in OTI’s ordinary shares will depend on the share price and our ability to sell the OTI ordinary shares.

We have entered into an agreement to acquire all of the issued and outstanding stock capital of Security Holding Corporation. Certain unexpected outcomes of this acquisition are not yet known and there is still no assurance that the business combination will result in all of the benefits which we anticipated.

In July 2007, we entered into an agreement to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”). The main reason behind the acquisition of SHC is our belief that the combined company would be better positioned to offer competitive RFID security solutions to existing and prospective customers. It is not yet clear whether all of the expected benefits of this business combination will be achieved. We believe that the following are among the factors that may affect whether such benefits will indeed be achieved, and when such results will be known:
•	our ability to maintain and increase the sale of SHC products;
•	our ability to combine the operating activities of SHC’s subsidiaries with those of our U.S. subsidiary, Vuance, Inc.;
•	our ability to sell our products to SHC’s existing customers; and
•	our ability to maintain key employees of SHC;

SHC had substantial operation expenses; if we will not be able to increase revenues of the combined company, we will not be able to achieve profitability.

Prior to completion of the acquisition, we have conducted a due diligence review of SHC; however, we cannot guarantee that all contingent liabilities were brought to our knowledge. A material liability that had not been discovered in the due diligence process might affect our business.

In addition, this acquisition may result in the recording and later amortization of amounts related to goodwill and certain purchased intangible assets, or later impairment charges arising out of the write-off of such goodwill and intangible assets, which could negatively impact our business, financial condition and results of operations and cause the price of our ordinary shares to decline.

We may pursue acquisitions or investments in complementary technologies and businesses. We may be unsuccessful in integrating the acquired businesses and/or assets of SHC and other complementary technologies and businesses the acquisition of which we may pursue in the future, and such integrations could divert our resources and adversely affect our financial results.

Before the acquisition of SHC, we have not made any other acquisitions and our management has not had significant experience making acquisition or integrating acquired business. Integrating the newly acquired business or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions, such as our recent agreement to acquire the issued and outstanding stock capital of SHC, could expose our business to unforeseen liabilities or risks associated with entering new markets. Consequently, we might not be successful in integrating the acquired businesses, technologies or products into our existing business and products, and might not achieve anticipated revenue or cost benefits. In the future, we may pursue acquisitions of, or investments in, additional complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis, or at all. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or require us to issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

Our dependence on third party distributors, sales agents, and value-added resellers could result in marketing and distribution delays, which would prevent us from generating sales revenues.

We market and sell some of our products using a network of distributors covering the United States. We establish relationships with distributors and resellers through agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and could be terminated by the distributor. We do not have agreements with all of our distributors. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

Our ability to terminate a distributor who is not performing satisfactorily may be limited. Inadequate performance by a distributor could adversely affect our ability to develop markets in the regions for which the distributor is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results will be highly dependent upon: (i) our ability to maintain our existing distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our distributors, sales agents, and value-added resellers to successfully market our products. A failure to achieve these objectives could result in lower revenues.

Third parties could obtain access to our proprietary information or could independently develop similar technologies.

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to defend successfully our industrial or intellectual property rights, we might lose rights to technologies that we need to develop our business, which may cause us to lose potential revenues, or we might be required to pay significant license fees for the use of such technologies. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. Our patent portfolio currently consists of one issued U.S. patent, two U.S. patent applications and two PCT applications. Generally, these patents and patent applications cover inventions relating to our products.

Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. Even in the event that these patents are not issued, the applications may become publicly available and proprietary information disclosed in the applications will become available to others. In addition, any issued patents may be challenged, invalidated or declared unenforceable. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us and/or could reduce our ability to compete. In addition, these efforts to protect our intellectual property rights could require us to incur substantial costs even when our efforts are successful.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the United States. Our means of protecting our intellectual property rights in Israel, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. For instance, the intellectual property rights of our Asian subsidiary, SuperCom Asia Pacific Ltd., may not be fully protected by the laws of Hong Kong and the People’s Republic of China (“PRC”). The PRC does not yet possess a comprehensive body of intellectual property laws. As a result, the enforcement, interpretation and implementation of existing laws, regulations or agreements may be sporadic, inconsistent and subject to considerable discretion. The PRC’s judiciary has not had sufficient opportunity to gain experience in enforcing laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. As the legal system develops, entities such as ours may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and preemption of provincial or local laws by national laws. Even when adequate law exists in the PRC, it may not be possible to obtain speedy and equitable enforcement of the law.

Third parties may assert that we are infringing their intellectual property rights

We may face intellectual property litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses, and divert the attention of management and technical personnel.

Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business. Other than the ongoing litigation with Secu-Systems Ltd., as described in Item 8 below under the caption “Legal Proceedings,” we have not been subject to intellectual property litigation to date. On August 8, 2003, we received a letter stating that we may be infringing certain patents of third parties with respect to our hot lamination process for plastic cards. We reviewed the claims made in the letter and we do not believe that our products or technology infringe any third party's patents as claimed in the letter. Since the initial letter, we received another letter dated July 13, 2004 from the same party requesting that we respond to their claim and stating that attractive licenses are available. On August 11, 2004, we responded to this letter and indicated that we were not infringing upon such parties’ patents. To date, no infringement claims have been filed against us in connection with the foregoing letters. We believe that hot lamination of plastic cards is a widely known process that is used by most card manufacturers. Even if it were determined that we are infringing such third party’s patents, we feel that we could use another process to laminate plastic cards and our business would not be materially affected. On December 2, 2005, we received a letter stating that we may be infringing certain patents of third parties with respect to our Smart DSMS product for incident response management. We reviewed the claims made in the letter and we do not believe that our products or technology infringe any third party's patents as claimed in the letter. On February 21, 2006, after thorough investigation which included legal counseling, we responded to the letter while declining the claims in the letter. Since the initial letter, we received another letter dated August 1, 2007 from the same party stating that "at least on the surface" it appears that we are infringing one of their patent based on a line written in our website. On September 6, 2007, we responded to this letter and indicated that we were not infringing upon such parties’ patents. To date, no infringement claims have been filed against us in connection with the foregoing letters. We believe that the Smart DSMS product lacks key features recited in each of the claims mentioned since the product does not perform steps of assigning and recording as recited in the party's patent.

Litigation may be necessary in the future to enforce any patents we may obtain and/or any other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, prevent us from licensing our technology or selling or manufacturing our products, or require us to expend significant resources to modify our products or attempt to develop non-infringing technology, any of which could seriously harm our business.

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain customers, as well as to OTI with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we will be required to defend and indemnify such customers.

A security breach of our internal systems or those of our customers could harm our business by adversely affecting the market's perception of our products and services, thereby causing our revenues to decline.

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards. Although we have not experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market's perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market's perception of our products and services.

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

We carry a combined products liability and professional liability insurance. We believe that this insurance coverage is comparable to that of other similar companies in our industry. However, that insurance may not continue to be available to us on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. We do not maintain insurance coverage for theft by employees, nor do we maintain specific insurance coverage for any interruptions in our business operations. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our business by significantly increasing our costs.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date have been generated in jurisdictions other than the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

•	increased collection risks;
•	trade restrictions;
•	export duties and tariffs;
•	uncertain political, regulatory and economic developments;
•	inability to protect our intellectual property rights;
•	highly aggressive competitors;
•	lower gross margins in commercial sales in Hong Kong and China;
•	business development issues in Hong Kong and China, where business development is time consuming and risky due to the uncertain political, regulatory and legal environment;
•	if we do not generate additional sales from the expansion, our losses may increase; and
•	currency issues.

In addition, in many countries the national security organizations require our employees to obtain clearance before such employees can work on a particular transaction. Failure to receive, or delays in the receipt of, relevant foreign qualifications could also have a material adverse effect on our ability to obtain sales at all or on a timely basis. Additionally, as foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. If we fail to adequately address any of these regulations, our business will be harmed.

We have sought in the past and may seek in the future to enter into contracts with the U.S. government as well as state and local governmental agencies and municipalities, which subjects us to certain risks associated with such types of contracts.

Most contracts with the U.S. government or state or local agencies or municipalities (“Governmental Contracts”) are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies, and are scheduled to expire, if the U.S. government or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

In addition, Governmental Contracts subject us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the governmental agency. Any failure to comply with the terms of any Governmental Contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from Governmental Contracts during the suspension period. Cancellation of any one of our major Governmental Contracts could have a material adverse effect on our financial condition.

The U.S. government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Governmental agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits, and may be subject to investigation, by governmental entities. Failure to comply with the terms of any Governmental Contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay the fines and penalties and prohibiting us from earning revenues from Governmental Contracts during the suspension period.

Furthermore, governmental programs can experience delays or cancellation of funding, which can be unpredictable. For example, the U.S. military’s involvement in Iraq has caused the diversion of some Department of Defense funding away from certain projects in which we participate, thereby delaying orders under certain of our governmental contracts. This makes it difficult to forecast our revenues on a quarter-by-quarter basis.

The markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop our business might not grow as much or as profitably as we hope.

Many of the markets that we target for our future growth are small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or as profitably as we hope. In February 2006, we announced the introduction of a new technology and solution for actively tracking people, objects and assets, Active RFID Tracking Systems (PureRF). This new technology, which expanded our homeland security offerings, was developed in response to growing market demand for asset tracking solutions in the homeland security and commercial markets. While the incident management and homeland security benefits provided by PureRF, are relatively obvious we have also identified other market opportunities in the public and private sectors of the economy.

Our Credentialing suite has not been widely adopted by state and local governments, largely due to the dependency on federal grants, the cost of the necessary infrastructure and the relatively limited capabilities of previous solutions. We are investing in credentialing, identification, active RFID and security networks products and services, but so far we have not deployed our systems on a widespread basis, other than to meet a growing demand from our existing customer base.

In 2007, our revenues from the government market totaled approximately $10,904,000 compared to $2,057,000 from the commercial market. Although we believe the government market is critical to our success in the short term, we believe that both the government and commercial markets will be critical to our long-term success. The development of these markets will depend on many factors that are beyond our control, including the following factors (and other factors discussed elsewhere in the Risk Factors): (i) there can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market to the commercial market; (ii) the ability of public safety and other government agencies to access U.S. Department of Homeland Security and other homeland security-related grants for incident management and related purposes; (iii) the ability of the commercial markets to adopt and implement the active RFID solutions; and (iv) the ability of our management to successfully market our technologies to such government and/or commercial entities.

The success of our new business lines, comprising of the active RFID, CSMS and RAPTOR products, is dependent on several factors.

The success of our active RFID, CSMS and RAPTOR products is dependent on several factors, including proper new product definitions, product costs, timely completion and introduction of the new products, differentiation of the new products from those of our competitors, and market acceptance of these products, as well as our existing and potential customers’ varying budgets for capital expenditures and new product introduction. We have addressed the need to develop new products through our internal development efforts and joint development efforts with other companies. In light of the OTI Transaction, the active RFID, CSMS and RAPTOR product lines will be our main revenue growth generators in the future. There can be no assurance that we will successfully identify new product opportunities and/or develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

If our technology and solutions ceases to be adopted and used by government and commercial organizations, we may lose some of our existing customers and increase our losses.

Our ability to grow depends significantly on whether governmental and commercial organizations adopt our technology and solutions as part of their new standards and whether we will be able to leverage our expertise with government products into commercial products. If these organizations do not adopt our technology, we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base. There also can be no assurances that we will be able to continue to apply our expertise and solutions developed for the public sector to the commercial market.

In order for us to achieve our growth objectives, our RFID and Credentialing technologies must be adapted to and adopted in a variety of areas, including:

•	public safety and emergency;
•	asset management;
•	patient and critical equipment tracking in the health care sector;
•	monitoring and control of evidence in a crime scene environment;
•	transportation applications using active RFID as method of monitoring and control; and
•	access control in such fields as education and health care.

Any or all of these areas may not adopt our RFID and Credentialing technologies.

We cannot accurately predict the future growth rate, if any, or the ultimate size of the RFID and credentialing technology markets. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;
•	customer perception of the benefits of our RFID based solutions;
•	public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected;
•	public perception of the confidentiality of private information;
•	customer satisfaction with our products and services; and
•	marketing efforts and publicity for our products and services.

Even if RFID and Credentialing solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

We need to develop our position as a provider of RFID and Credentialing systems and services to earn high margins from our technology, and if we are unable to develop such position, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our RFID and Credentialing technologies places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying RFID and Credentialing technologies. While we have had some early success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce attractive margins in the future. A significant portion of the value of our RFID and Credentialing technologies lies in the development of software and applications that will permit the use of RFID and Credentialing technologies in new markets. In contrast, the margins involved in manufacturing and selling RFID and Credentialing technologies can be relatively small, and may not be sufficient to permit us to earn an attractive return on our development investments.

The time from our initial contact with a customer to a sale may be long and subject to delays, which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations and causing significant fluctuations in our revenue from quarter to quarter.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has, to date, ranged from three to 24 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

Due to the nature of our business, our financial and operating results could fluctuate

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter and from year to year for the following reasons:

•	long customer sales cycles;
•	reduced demand for our products and services;
•	price reductions
•	new competitors, or the introduction of enhanced products or services from new or existing competitors;
•	changes in the mix of products and services we or our customers and distributors sell;
•	contract cancellations, delays or amendments by customers;
•	the lack of government demand for our products and services or the lack of government funds appropriated to purchasing our products and services;
•	unforeseen legal expenses, including litigation costs;
•	expenses related to acquisitions;
•	fluctuations in OTI's share price;
•	other non-recurring financial charges;
•	the lack of availability, or increased cost, of key components and subassemblies; and
•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products.

The lead-time for ordering parts for and manufacturing our products can be significantly long and therefore based on forecasted demands rather than actual orders received.

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

The market for RFID enabled products and Credentialing is intensely competitive. We expect competition to increase as the industry grows and as RFID and Credentialing technology begins to converge with the access control and information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the active RFID enabled solutions market expands, we expect additional competitors to enter the market.

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

The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which could adversely affect our operating results and earnings per share.

We rely on the services of certain executive officers and key personnel, the loss of which could adversely affect our operations by causing a disruption to our business.

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

Our future success depends in part on the availability of qualified technical personnel, including personnel trained in software and hardware applications within specialized fields. As a result, we may not be able to successfully attract or retain skilled technical employees, which may impede our ability to develop, install, implement and otherwise service our software and hardware systems and to efficiently conduct our operations.

The information technology and network security industries are characterized by a high level of employee mobility and the market for technical personnel remains extremely competitive in certain regions, including Israel. This competition means that (i) there are fewer highly qualified employees available for hire, (ii) the costs of hiring and retaining such personnel are high, and (iii) highly qualified employees may not remain with us once hired. Furthermore, there may be pressure to provide technical employees with stock options and other equity interests in us, which may dilute our shareholders and increase our expenses.

The additions of new personnel and the departure of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on our business, operating results and financial condition.

Our planned growth will place significant strain on our financial and managerial resources and may negatively affect our results of operations and ability to grow more.

Our ability to manage our growth effectively will require us:

•	to continue to improve our operations, financial and management controls, reporting systems and procedures;

•	to train, motivate and manage our employees; and

•	as required, to install new management information systems.

Our existing management and any new members of management may not be able to augment or improve existing systems and controls, or implement new systems and controls, in response to anticipated future growth. If we are successful in achieving our growth plans, such growth is likely to place a significant burden on the operating and financial systems, resulting in increased responsibility for our senior management and other personnel.

Some of our products are subject to government regulation of radio frequency technology which could cause a delay or inability to introduce such products in the United States and other markets.

The rules and regulations of the United States Federal Communications Commission (the "FCC") limit the radio frequency used by and level of power emitting from electronic equipment. Our readers, controllers and other radio frequency technology scanning equipment are required to comply with these FCC rules which may require certification, verification or registration of the equipment with the FCC. Certification and verification of new equipment requires testing to ensure the equipment's compliance with the FCC's rules. The equipment must be labeled according to the FCC's rules to show compliance with these rules. Testing, processing of the FCC's equipment certificate or FCC registration and labeling may increase development and production costs and could delay introduction of our verification scanning device and next generation radio frequency technology scanning equipment into the U.S. market. Electronic equipment permitted or authorized to be used by us through FCC certification or verification procedures must not cause harmful interference to licensed FCC users, and may be subject to radio frequency interference from licensed FCC users. Selling, leasing or importing non-compliant equipment is considered a violation of FCC rules and federal law, and violators may be subject to an enforcement action by the FCC. Any failure to comply with the applicable rules and regulations of the FCC could have a material adverse effect on our business, operating results and financial condition by increasing our compliance costs and/or limiting our sales in the United States.

Conditions in Israel affect our operations in Israel and may limit our ability to sell our products and services.

We are incorporated under Israeli law and we also facilitate offices located in Israel. Political, economic and military conditions in Israel may directly affect our operations and business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, in varying levels of severity, since September 2000. The election in early 2006 of representatives of Hamas, an Islamic resistance movement, to a majority of seats in the Palestinian Legislative Council and the resulting tension among the different Palestinian functions has created additional unrest and uncertainty. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, such as the armed conflict that occurred during July and August 2006 between Israel and Hezbollah, a Lebanese Islamist Shiite militia group and political party, which involved rocket attacks on populated areas in Northern Israel, or political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Generally, all nonexempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. Generally, between five and ten, representing approximately 8% to 17%, of our officers and employees are at any one time obligated to perform annual reserve duty. We believe that a maximum of approximately 6% of our employees at any one time could be called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business, operating results and financial condition may be adversely affected.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Memorandum of Association and Articles of Association, and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and customary manner, and to refrain from misusing his power in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital and mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from oppressing any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our Articles of Association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, but provides that remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or otherwise encumber a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company is required to approve a merger. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which time sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. These provisions of Israeli law could delay, prevent or impede a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders and therefore potentially depress the price of our shares.

Our shareholders may face difficulties in the enforcement of civil liabilities against Vuance Ltd. and its officers and directors.

Certain of our officers and directors and our professional advisors are residents of Israel or otherwise reside outside of the U.S.. Vuance Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the U.S.. It may be difficult to effect service of process within the U.S. upon us or upon any such officers and directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon the civil liability of Vuance Ltd. or such persons under U.S. federal securities laws. We have been advised by our Israeli counsel that there is doubt as to whether Israeli courts would (i) enforce judgments of U.S. courts obtained against Vuance Ltd. or such officers and directors or professional advisors predicated solely upon the civil liabilities provisions of U.S.’ federal securities laws, or (ii) impose liabilities in original actions against Vuance Ltd. or such officers and directors and professional advisors predicated solely upon such U.S. laws. However, in accordance with the Israeli Law on Enforcement of Foreign Judgments, 1958-5718, and subject to certain time limitations, an Israel court may declare a foreign (including U.S.) civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•	the judgment may no longer be appealed;
•	the judgment is executory in the jurisdiction in which it was given;
•	due process has been observed;
•	such judgment was rendered by a court which was competent to render such judgment according to the rules of private international law, as applicable in Israel, and is not contrary to public policy;
•	such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the law suit is instituted in the foreign court.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. The term “prejudice the sovereignty or security of the State of Israel” as used in the Israeli Law on Enforcement of Foreign Judgments has rarely been interpreted by Israeli courts; therefore, there is only limited guidance as to what criteria will be considered by an Israeli court in determining whether the enforcement of a foreign judgment would prejudice the sovereignty or security of the State of Israel.

An investor may also find it difficult to bring an original action in an Israeli court to enforce liabilities based upon U.S. federal securities laws against us or against our directors or officers. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws and rule that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect our operating results.

We incur expenses for our operations in Israel in New Israeli Shekels ("NIS") and translate these amounts into U.S. dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations, as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques in the future (which we currently do not use), we will not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price. (See also Item 15, "Impact of Inflation and Currency Fluctuations")

We are exposed to special risks in foreign markets which may make operating in those markets difficult and thereby force us to curtail our business operations.

In conducting our business in foreign countries, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. For instance, business development in Hong Kong and China is time consuming and risky due to the uncertain political, regulatory and legal environment. Other risks inherent to operating in other countries range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price control and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by it in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

The terrorist attacks of September 11, 2001, and the continuing threat of global terrorism, have increased financial expectations in our industries that may not materialize.

The September 11, 2001 terrorist attacks, and continuing concerns about global terrorism, may have created an increased awareness for smart card security solutions generally. However, it is uncertain whether the actual level of demand for our products and services will grow as a result of such increased awareness. Increased demand may not result in an actual increase in our revenues. In addition, it is uncertain which security solutions, if any, will be adopted as a result of terrorism and whether our products will be a part of those solutions. The efforts of the U.S. in the war against terrorism, the war in Iraq, and the post-war reconstruction efforts in Iraq, may actually delay funding for the implementation of security solutions generally in the U.S.. Even if our products are considered or adopted as solutions to terrorism concerns, the level and timeliness of available funding are unclear. These factors may adversely impact us and create unpredictability in our revenues and operating results.

We are unlikely to pay dividends in the foreseeable future and any return on investment may be limited to the value of our ordinary shares.

We distributed a cash dividend to our shareholders on one occasion on August 26, 1997 in the aggregate amount of NIS 1 million and prior to that dividends in the form of bonus shares were distributed on two other occasions. We do not expect to declare or pay cash dividends in the foreseeable future and intend to retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

Servicing our debt obligations requires a significant amount of cash, and our ability to obtain or generate cash depends on many factors beyond our control.

Our ability to satisfy our debt service obligations, including making the payments under the convertible bonds we issued in November 2006, to a financial investor and to Special Situation Funds (the “Convertible Bonds”), will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations. We believe that, as of the filing date of this Annual Report, our working capital (including current cash, cash equivalents and marketable securities, in addition to the revenues generated from our business operations) is sufficient for the Company’s present requirements. However, we may need additional capital even to satisfy our present requirements if we undertake large projects or have a delay in one of our anticipated projects. If we fail to raise such additional capital, we may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

Restrictions imposed by our Convertible Bonds and other debts instruments may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest. Our failure to comply with our obligations under these instruments could lead to an acceleration of our indebtedness.

The indenture governing the Convertible Bonds contains certain covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to: (i) create liens; (ii) sell or otherwise dispose of assets; (iii) engage in transactions with our affiliates; and (iv) merge or consolidate with another entity or transfer all or substantially all of our assets. In addition, we undertook to maintain a certain level of EBITDA for as long as the Convertible Bonds are outstanding. These restrictions could limit our ability to obtain future financing, make acquisitions or capital expenditures, withstand economic downturns in our business, industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that arise.

Our failure to make any payments due under our debt instruments, or to otherwise comply with any of the restrictions or our obligations there under, could result in an event of default under such instruments and lead to an acceleration of our related indebtedness. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. In that event, certain lenders could proceed against those of our assets that secure their debt. See Item 5.B, “Liquidity and Capital Resources,” regarding recent amendments to our agreements with the holders of the Convertible Bonds.

The number of ordinary shares that are available for sale upon exercise of our outstanding warrants, options and convertible bonds is significant in relation to our currently outstanding ordinary shares. Sales of a significant number of our ordinary shares in the public market, or the perception that they may occur, may depress the market price for our ordinary shares.

The number of ordinary shares available for sale upon the exercise of our outstanding warrants, options and convertible bonds is significant in relation to the number of ordinary shares currently outstanding. As of May 31, 2008, 5,151,269 of our ordinary shares were outstanding. In addition, we had a total of 1,035,252 ordinary shares issuable upon the exercise of outstanding options, which we have issued to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. As of May 31, 2008, we had a total of 782,685 ordinary shares issuable upon the exercise of outstanding warrants issued to investors and consultants, at various prices, which expire between 2009 and 2012. As of May 31, 2008, we had a total of 654,486 ordinary shares issuable upon the conversion of convertible bonds. As of December 31, 2007, our registered capital permitted us to issue up to additional 4,361,294 ordinary shares in connection with future grants of options, warrants, shares and other financial instruments.

If our warrant or option holders exercise their warrants or options, or holders of convertible bonds covert their bonds into ordinary shares, and determine to sell a substantial number of shares into the market at any given time, there may not be sufficient demand in the market to purchase the shares without a decline in the market price for our ordinary shares. Moreover, continuous sales into the market of a number of shares in excess of the typical trading volume for our ordinary shares, or even the availability of such a large number of shares or the perception that these sales could occur, could cause substantial dilution to existing shareholders, decrease the market price of our ordinary shares, and impair our ability to raise capital in the future.

Our ordinary shares may be delisted from The NASDAQ Capital Market, which could negatively impact the price of our ordinary shares

Our ordinary shares are listed on The NASDAQ Capital Market. The listing standards of The NASDAQ Capital Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. Recently our shares have traded at about $3 per share. If we fail to comply with the listing standards applicable to issuers listed on The NASDAQ Capital Market, our ordinary shares may be delisted from The NASDAQ Capital Market. Such delisting of our ordinary shares would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our ordinary shares. In addition, the delisting of our ordinary shares could also have a material adverse affect our ability to raise capital on terms acceptable to us or at all. Delisting from The NASDAQ Capital Market could also have other negative results, including the potential loss of confidence by customers and employees, the loss of institutional investor interest and fewer business development opportunities.

"Penny stock" rules may make buying or selling our ordinary shares difficult, severely limiting the market price of our ordinary shares and the liquidity of our shares in the U.S..

Trading in our ordinary shares may be subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a "penny stock," of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit the market price and liquidity of our stock.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on The NASDAQ Capital Market in the U.S. and on the Euronext Brussels stock market in Belgium. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on The NASDAQ Capital Market Board and Euro on Euronext Brussels) and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Belgium). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008. Once our shares are traded only on The NASDAQ Capital Market, this risk of price variations will no longer be applicable to our shares.

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

We have a shareholder that is able to exercise substantial influence over us and all matters submitted to our shareholders which may make us difficult to be acquired and less attractive to new investors.

Special Situations Fund III, L.P. and its affiliates (collectively, “SSF”) beneficially own 1,076,269 of our ordinary shares, representing approximately 20.89% of our outstanding ordinary shares, based on 5,151,269 ordinary shares currently outstanding. In addition, SSF own warrants exercisable for an additional 267,823 ordinary shares and Convertible Bond for additional 154,486 ordinary shares. Such ownership interest gives SSF substantial influence over the outcome of all matters submitted to our stockholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. In addition, our officers and directors beneficially own a significant amount of our ordinary shares, which may have a similar effect to SSF's ownership of our ordinary shares.

If persons engage in short sales of our ordinary shares, including sales of shares to be issued upon the exercise of our outstanding warrants, options and convertible bonds, the price of our ordinary shares may decline.

Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. In addition, holders of options, warrants and convertible bonds will sometimes sell short knowing they can, in effect, cover the sale through the exercise of an option, warrant or convertible bond, thus locking in a profit. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. Further sales of ordinary shares issued upon exercise of our outstanding warrants, options or convertible bonds could cause even greater declines in the price of our ordinary shares due to the number of additional shares available in the market upon such exercise or conversion, which could encourage short sales that could further undermine the value of our ordinary shares. You could, therefore, experience a decline in the value of your investment as a result of short sales of our ordinary shares.

Being a foreign private issuer exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. public companies including:
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S..

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

We became a publicly-traded company on NASDAQ Europe stock market (Formerly EASDAQ) on April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our ordinary shares to the Euronext Brussels stock market under the symbol “SUP”, which became “VUNC” after our corporate name change on May 14, 2007. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act. On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB," which following our name change on May 14, 2007 became “VUNCF.OB.” On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC” and the trading of our shares on the OTC Bulletin Board ceased.

During the fourth quarter of 2005, we established a new Delaware subsidiary (of which we initially owned 80%), Vuance-RFID Inc. (formerly, Pure RF Inc.), which began operations during the first quarter of 2006. During the first quarter of 2006, Vuance-RFID Inc. established a wholly-owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.). Vuance-RFID Inc. and Vuance RFID Ltd. focus on new technologies and solutions for active tracking of people and objects. In February 2007, we purchased the remaining 20% of the stock of VUANCE - RFID Inc. from its minority stockholders for an amount of $100,000, whereupon it became our wholly-owned subsidiary. On August 2007, all the employees of Vuance RFID Ltd. were transferred to Vuance Ltd., and on December 31, 2007 we purchased all the assets and liabilities of Vuance RFID Ltd.

During the fourth quarter of 2006, we established a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007 and is focused on executing information technology and security projects.

The OTI Transaction
In 2006 we decided to sell our E-ID Division in order to focus on opportunities in the U.S. for our CSMS and active RFID tracking businesses, and on December 31, 2006, we sold the E-ID Division to On Track Innovations Ltd., for 2,827,200 restricted ordinary shares of OTI (of which 212,040 shares are related to consultants, as part of the direct expenses of this transaction). The ordinary shares were issued to us subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) are released from the lock-up restrictions every three months beginning on December 31, 2006. We executed an irrevocable proxy appointing OTI's chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct to vote the 2,827,200 ordinary shares issued to us in connection with the transaction. Under the terms of our agreement with OTI, OTI committed to file with the SEC a registration statement covering these ordinary shares and made such filing on April 24, 2007. During 2007, we sold 1,414,716, shares. We may gradually dispose of all of the OTI shares in order to finance our operation and in order to finance future acquisitions.

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

On July 3, 2007, we entered, through our wholly-owned subsidiary, Vuance, Inc., into an agreement (the “SHC Purchase Agreement”) to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HMSC.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. The closing date of this transaction was August 28, 2007 (“SHC Closing Date”). SHC is a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of the stock capital of SHC, 1,097,426 ordinary shares of the Company were issued to the Sellers. Subject to certain terms and conditions, in the event that we seek to register any of our ordinary shares under the Securities Act of 1933 for sale to the public, for our own account or the account of others, then at HMSC’s request, we will use our reasonable best efforts to include our shares owned by HMSC in such registration. The Sellers agreed to a lock-up period during which, subject to certain exceptions, they will not sell or otherwise dispose of our shares. The restrictions on making such transactions will expire for HMSC in eight equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the seven calendar quarters thereafter, and for the other Sellers, in twelve equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the eleven calendar quarters thereafter. HMSC also agreed that during such restriction period, upon the occurrence of any sale by HMSC of our shares due to HSMC’s bankruptcy, insolvency or otherwise by operation of law, Vuance Inc. and the Company will have a right of first refusal to purchase all (but not less than all) of our shares held by HSMC on certain terms and conditions. HMSC further agreed that at the SHC Closing Date it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company to exercise all voting rights related to its Vuance shares until the sale or transfer of such Vuance shares by HMSC to an unaffiliated third party in an arm’s-length transaction. As part of the SHC Purchase Agreement, certain Sellers will assume, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the SHC Closing Date. We guaranteed all of the obligations of Vuance Inc. under the SHC Purchase Agreement.

During the fourth quarter of 2007 SHC and its subsidiaries were merged into Vuance Inc.

In September 2007, we announced that we had entered into a definitive agreement to acquire, through our U.S. subsidiary, Vuance Inc., the credentialing division of Disaster Management Solutions Inc., for approximately $100,000 in cash and up to $650,000 in royalties that will be paid upon sales of the advanced first responder credentialing system (named “RAPTOR”) during the first twelve months following the acquisition (the closing was in August 2007). This acquisition complemented our incident management solutions business and added the RAPTOR to our Credentialing & Incident Management Suite.

Recent Developments

In June 2008, we reached an agreement with one of the investor (with a principle amount of $2,500,000), under which, among other things, the investor waived our compliance with certain covenants under its Convertible Bond, in exchange for:
1.
Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bond).

2.	Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.
3.
We undertake to place a fixed charge on all incomes and/or rights in connection with certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of the Company to use part of the income.

4.	Certain anti-dilution rights with respect to the warrants held by the single investor.
In addition, under certain circumstances the investor might have the right to demand an early payment of partial or full amount of the Convertible Bonds (up to the $2,500,000 as mentioned above).
As of June 30, 2008, we may be deemed not to be in compliance with certain covenants under our Convertible Bond with SSF in which case SSF could seek to accelerate payment of the unpaid principal amount and accrued interest under its Convertible Bond (an aggregate of approximately $740,000 as of June 30, 2008).

In June 2008, we announced that we have been awarded a $1.4 million contract from the Racine (WI) Unified School District, to install our MASC (Managed Automated Security Controls) security solution into 31 school buildings, and two administrative buildings, in the district. The school district is contemplating additional buildings with the potential to expand this initial project

In May 2008, we announced that Eyal Tuchman, our Chief Executive Officer, had purchased $15,000 worth of shares.

In December 2007, we announced that we had recently entered into amendment agreements with holders of our Convertible Bonds to modify certain terms of such bonds.

In November 2007, we reached an agreement with our investors whereby one investor waived our compliance with certain covenants under the Convertible Bond in exchange for a one-time payment by us totaling $276,000 (before gross-up for withheld taxes) and to the other holder, modification of the conversion ratio of the bonds to $4.25. We accounted for the amendment as a modification of the bond.

In September 2007, we announced that we had moved our corporate headquarters to U.S, in order to better serve the U.S. market.

In September 2007, we announced that we had entered into a definitive agreement to acquire, through our U.S. subsidiary, Vuance Inc., the credentialing division of Disaster Management Solutions Inc., ("DMS") for approximately $100,000 in cash and up to $650,000 in royalties that will be paid upon sales of the advanced first responder credentialing system (named “RAPTOR”) during the first twelve months following the acquisition (the closing was in August 2007). This acquisition complemented our incident management solutions business and added the RAPTOR to our Credentialing & Incident Management Suite.

On September 9, 2007, we announced that we had entered into a definitive agreement with a European international airport to provide an integrated perimeter security system and a border control system for a total of $13.8 million. The establishment of the security and control system began during the third quarter of 2007. While revenues from the contract are expected to be recognized over the next two years, we have already received a substantial portion of it as an advance payment. Once the system has been implemented, there is likely to be an additional maintenance agreement that could generate additional annual revenues.

In August 2007, we announced that our ordinary shares had been approved for listing on The NASDAQ Capital Market and would begin trading on Thursday, August 23, 2007. The shares trade on the NASDAQ Capital Market under the symbol “VUNC.”

On August 15, 2007, at an extraordinary general meeting of our shareholders, the shareholders resolved:
•	To re-elect Eli Rozen, Avi Landman and Jaime Shulman to our Board of Directors;
•
To ratify and approve the grant to Mr. Jaime Shulman of options to purchase 20,400 of our ordinary shares, at an exercise price of $5.00 per ordinary share, under the terms of the our 2003 Israeli Share Option Plan, which options vest in three consecutive, equal yearly installments commencing on November 15, 2006;

•	To approve our 2007 U.S. Stock Option Plan;
•	To approve the purchase agreement, dated July 3, 2007, between Vuance Inc. and the shareholders of SHC;
•	To increase the Company’s authorized share capital to NIS 705,882, consisting of 12,000,000 ordinary shares, par value NIS 0.0588235 each;
•	To replace our then-existing Articles of Association of us with new Articles of Association ; and
•
To appoint Fahn Kanne & Co. as our independent external accountant-auditor for fiscal year 2007 and to authorize our Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) to fix the remuneration of such independent accountant-auditor in accordance with the volume and nature of their services.

In addition, during this meeting, our audited financial statements as of December 31, 2006 were presented to and discussed by our shareholders.

On August 28, 2007, we completed the acquisition of all of the issued and outstanding stock capital of SHC from HMSC and other minority shareholders for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000. As consideration for the acquisition of the stock capital of SHC, 1,097,426 ordinary shares of the Company were issued to the Sellers. (See “History and Development of the Corporation” above)

On June 14, 2007, we announced that Mr. Lior Maza has joined the Company’s executive management team as Chief Financial Officer. Mr. Maza replaced Mr. Yaron Shalom.

In May 2007, we announced that at an extraordinary general meeting held on April 29, 2007, our shareholders approved (1) a change of our name from SuperCom Ltd. to Vuance Ltd., and (2) a 1-for-5.88235 ‘reverse split’ of our ordinary shares. Our name change and the reverse share split became effective for trading purposes on May 14, 2007.

In April 2007, we announced that Oliver “Buck” Revell, former Associate Deputy Director in charge of Criminal Investigations, Counter-Terrorism and Counter-Intelligence at the Federal Bureau of Investigation, joined our Advisory Board. (See the section captioned “Enhancing Our Presence” in Item 4.B for more information on our Advisory Board).

Principal capital expenditures and divestitures

From January 1, 2007 to December 31, 2007, our capital expenditures totaled approximately $116,000 (compared to $93,000 during 2006 and $315,000 during 2005), of which approximately $62,000 (compared to $69,000 during 2006 and $293,000 during 2005) can be attributed to our facilities in Israel, and approximately $54,000 (compared to $24,000 during 2006 and $22,000 during 2005) can be attributed to various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2008, our capital expenditures totaled approximately $44,000.

Corporate information

Our U.S. headquarters are located at 15850 Crabbs Branch Way, Suite 120, Rockville, MD 20850 and our telephone number is +1-240-268-1125. Our Israeli headquarters are located at Sagid House “Ha’Sharon Industrial Park,” Qadima 60920, Israel and our telephone number is +972-9-889-0800. Our Internet website address is http://www.vuance.com. The information contained on our corporate websites is not a part of this prospectus.

Our agent for SEC matters in the U.S. is our subsidiary, Vuance, Inc., whose address is 15850 Crabbs Branch Way, Suite 120, Rockville, MD 20850.

B.    Business Overview

From 1988 through 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. As described above, in 2006 we decided to sell our E-ID Division in order to focus on opportunities for our RFID and Credentialing businesses. On December 31, 2006, we completed the OTI Transaction. (See full description above) We expect to continue to receive revenues from the Existing Projects, which were not transferred to OTI, until 2016.

On August 28, 2007, we completed the acquisition of all of the issued and outstanding stock capital of SHC from HMSC and other minority shareholders for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000. As consideration for the acquisition of the stock capital of SHC, 1,097,426 ordinary shares of the Company were issued to the Sellers. (See “History and Development of the Corporation” above)

We believe that our exposure to the governmental market and experience in customizing solutions in our former E-ID Division, the acquisition of SHC and the acquisition of the assets of DMS will contribute to our ability to develop and market products in our RFID and Credentialing businesses. We currently concentrate our marketing efforts for our RFID and Credentialing systems on U.S. distributers, state and local government agencies that are also seeking to comply with U.S. Department of Homeland Security requirements.

We currently operate in the U.S. through our wholly-owned subsidiary, Vuance, Inc,.

We currently operate in Asia Pacific through our wholly-owned subsidiary, Supercom Asia Pacific Limited.

We develop and market innovative, end-to-end security solutions in a wide range of applications for improved credentialing, accountability, electronic access control, and tracking of assets and personnel. Our solutions encompass access control, urban security, and critical situation management systems (CSMS) as well as long-range active RFID in the public safety, education, commercial, and government sectors.

Our Products

We offer three principal products suites to our customers:

Active RFID

Active RFID is long, active radio frequency identification equipment that utilizes active radio frequency communications to track assets, people and objects for potential governmental agency and commercial customers. Our solutions are programmable, small, sensitive and relatively cheap, providing significant competitive advantages. Our branded active RFID solution, AAID, purchased in the SHC transaction, is established and well-known in the market for tracking vehicle and personnel.

Passive RFID

Electronic Access Control (“EAC”) Suite
EAC applications provide increased security for enterprises, schools, office buildings, warehouses and government facilities. Our solutions provide credentials (secure badges), readers, door hardware, sensing devices, alarms, controllers and host hardware and software to help maintain security at these facilities. We provide these solutions through several branded offerings:

•	COMPASS
COMPAS is used by schools and universities, (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

•	MASC
Managed Automated Security Controls is an integrated solution designed for larger commercial enterprises. MASC helps organizations (such as banks, hospitals, and correctional facilities) to control access, communications, and other security solutions from an integrated platform.

•	Insignia and Clarity
Insignia and Clarity together constitute a software hardware solutions sold by distributors to smaller businesses.

Credentialing & Incident Management Suite:

•	Credentialing ("RAPTOR")
Cutting-edge storage and secure retrieval system for credentialing, authenticating, verifying, validating, and managing personnel, advanced tracking and logistics, designed especially for state and local governments, critical infrastructure, and first responders.

•	Critical Situation Management System ("CSMS")
Management system, for first responders currently in use in the U.S., CSMS offers a customizable solution for credentialing, incident management, accountability and virtual access control. We have an extensive product line, with smart cards, both standalone and handheld readers, and interoperable communications equipment. Credentialing and Incident Management systems utilize both passive and active RFID technology, creating a unique and comprehensive solution unmatched in the industry. CSMS applications target the following industries: Law Enforcement, Fire Rescue, Homeland and Site Security and Emergency Management.

Our Strategy

In 2006, we decided to sell our E-ID division in order to focus on opportunities mainly in the U.S. for our active and passive RFID enabled solutions and CSMS businesses. The sale was completed on December 31, 2006 (see section captioned “The OTI Transaction” in this Item 4.A). In August 2007, we completed the acquisition of SHC. SHC is a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. (See “History and Development of the Corporation” above) We currently concentrate our marketing efforts for our active and passive RFID enabled solutions and CSMS to U.S. distributers, state and local government agencies.

Our two-pronged sales strategy is to:

•
Develop strong strategic relationships with our business partners, including our systems integrators and distributors who introduce our solutions into their respective markets. These include: Graybar, NControl Security Integration Northern Video Nexus, Metroplex and Toshiba’s CDS.

•	Employ dedicated sales teams to work closely with these business partners. Each of the teams is responsible for one of the following:

1.	Active RFID sales through leading system integrators. This team customizes and adapts solutions that can then be installed and supported by these business partners.

2.	EAC systems sold through regional system integrators (e.g., Compass, MASC and other defined products). The team provides needed product support.

3.
CSMS and RAPTOR sales to government agencies and commercial enterprises. This team responds to bids through system integrators involving requests for proposal (RFPs) from these clients requiring commercial off-the-shelf solutions for many challenging applications.

We have a multi-pronged approach to growth:
•	Grow organically:
1.	Increase existing products’ value (e.g., offer products which are smaller, better and cost less);
2.	Identify new applications for existing products and solutions; and
3.	Develop new products/solutions that meet client's needs.
4.
Build a superior sales force. We are dedicating sales teams, coordinated through our U.S. corporate office to sell more products/solutions through our growing number of business partners. Cross-selling products and solutions will increase sales to existing customers and open new opportunities

•
Make synergistic acquisitions. Continue to “leapfrog” growth through strategic acquisitions of companies with complementary products and/or relations with business partners, as we have with SHC and RAPTOR.

Enhancing Our Presence

We decided to establish an advisory board (the “Advisory Board”) to assist us in broadening our presence in the government, military, and law enforcement sectors and to identify the core technology needs of the homeland security and related markets, as well as new applications for our technologies. We have sought preeminent authorities to serve on the Advisory Board and in February 2006 we announced the creation of the Advisory Board and the appointment of R. James Woolsey, former Director of Central Intelligence and one of America’s preeminent authorities on security issues, as its Chairman. In August 2006, we announced that Neil C. Livingstone, one of America’s preeminent authorities on security issues was appointed to the Advisory Board. In April 2007, we announced that Oliver "Buck" Revell, former Associate Deputy Director in charge of Criminal Investigations, Counter-Terrorism and Counter-Intelligence at the Federal Bureau of Investigation , and one of the world's most recognized experts in the fight against terrorism, has joined our Advisory Board. On March 2008, Morris A. Sandler, who has been a Managing Partner in a number of merchant-banking and investment companies and has more than twenty years experience in financial services, venture capital and merchant banking and more than twelve years experience in the telecom industry, joined our Advisory Board.

We currently concentrate our marketing efforts for our RFID and Credentialing systems on U.S. distributers, state and local government agencies that are also seeking to comply with U.S. Department of Homeland Security requirements. To date, our Credentialing suite has been acquired and successfully deployed in Los Angeles, CA (by the city and police department), in Columbus, OH (first responders), in three Pennsylvania counties (first responders) and by the U.S. Army in IRAQ (mobile access control unit). We also plan to market our CSMS and active RFID tracking systems to commercial customers.

In order to expand our U.S. presence, we acquired SHC, and we may pursue acquisitions of one or more companies which have an existing customer base and revenues in the U.S. or that can otherwise offer business synergies to us.

Identifying New Applications for Our Technologies

Our management and its external advisors are working to identify new applications for our technologies in the homeland security, defense, healthcare, educational and other markets. At a time when both government and the private sector are faced with unprecedented challenges to protect public safety and personal privacy, we expect our Advisory Board to help extend our forward-looking technologies to the U.S. market.

Leveraging Knowledge and Experience

We believe that our exposure to the governmental market and experience in customizing solutions in our former E-ID Division will contribute to our ability to develop and market products in our RFID and Credentialing businesses. We intend to leverage such knowledge and experience in order to respond to the needs of existing and potential customers in the homeland security, healthcare, educational and other markets.

Seeking Partnerships With Other Relevant Companies

To bolster our sales and marketing efforts, we may seek to partner with distributors that can offer us new relationships within the homeland security sector and with government agencies as well as with the commercial sector and help us increase our geographic breadth and penetrate other selected vertical markets. In addition, we may seek to partner with system integrators experienced in handling large-scale governmental projects under government contracts, since we believe such partners, by virtue of their recognition by government agencies, may have an advantage in securing government contracts. Finally, we may seek to enter into strategic partnerships with companies that offer technologies that complement ours.

Current Businesses

Active RFID Business

In February 2006, we introduced our active RFID technology, which utilizes active radio frequency communications to track people and objects. We developed this new technology to meet the growing market demand for asset and person tracking solutions. The new technology expands our wide range of products aimed at the homeland security market through a wireless asset tracking system.
In order to focus on the growing market for this technology we acquired SHC, which owned the AAID long range Active RFID security solution.
The readers and tags have been sold by AAID since 1999. Currently the majority of the sales are vehicle related including gated-communities, employee parking lots, and fleet management. We believe that the future of this technology in personnel and asset tracking and we will leverage AAID's market positioning to introduce our Pure-RF technologies. Our AAID movement detection solution can monitor and track a number of items simultaneously, providing an active set of different signals and alerts. The software and hardware solution employs small, low-powered RFID tags attached to an object or a person. License-free radio bands are used to track the RFID tag from a base transmitter that is programmable for periodic or event-driven transmissions.

Current activities in our active RFID business involve the development and marketing of a new product, the AAID Suite, which is described below. We plan to market the AAID Suite in the industrial, healthcare, security and homeland security sectors, and to further develop, improve and customize the AAID Suite to meet customers’ needs in niche sectors.

Product

We expect our AAID Suite, a complete location position (LP) system solution based on active RFID tag technology, to offer commercial customers and governmental agencies enhanced asset management capabilities. The system can be deployed in physical security applications. The basic components of our AAID Suite include:

•	an active tag, which contains a microchip equipped transponder, an antenna and a capacitor, attached to the item to be identified, located or tracked;

•	a web-based management system, which captures and processes the signal from the active tag, and may be configured to provide an alert upon the occurrence of a trigger event;

•	one or more wireless receivers; and

•	the tag's initializer, which is used to configure the AAID tags.

The AAID Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. The ability to reliably identify and track the movement of people and objects in real-time will enable AAID Suite customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises, and protect personnel in hazardous working environments and disaster management situations.

Customers

Our customers are also our business partners, i.e system integrators and distributors who introduce our solutions into their perspective markets. These include: Graybar, NControl Security Integration Northern Video Nexus, Metroplex and Toshiba’s CDS etc.

Market Opportunity

Radio frequency identification, or RFID, is a widely adopted technology in the auto-identification market, which addresses electronic identification and location of objects. Typically, an RFID tag or transponder is attached to or incorporated into a product or person. A handheld or stationary device that receives the radio frequency waves from these tags is used to determine their locations. Prior to the adoption of RFID, users identified and tracked assets manually as well as through the use of bar code technology. These solutions were limited because of the need for ongoing human intervention and the lack of instantaneous location capabilities. RFID technology possesses greater range, accuracy, speed and lower line−of−sight requirements than bar code technology.

Our AAID Suite can track items simultaneously, providing an alert when a tagged item is removed from a pre-determined area, passes through a marked checkpoint or otherwise moves. We believe that potential customers for our AAID Suite include the following:

•
Civil and Military Governments. Our AAID Suite can provide secure access control into restricted areas and map and track visitors throughout a facility. Many high security facilities, including governmental and industrial facilities, need access monitoring. For example, nuclear power plants, national research laboratories and correctional facilities need to accurately and securely monitor inbound and outbound activity. Line of sight identifiers, such as identification cards, suffer from problems that our RFID technology readily overcomes, including reliance on human visual identification, forgery and tampering. Our AAID Suite also enables identification and location of individuals in restricted areas in real time.

•
Airport and Port Security Infrastructure Providers. Our AAID Suite can offer solutions for the transportation sector by enabling common carriers to monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing risk of lost baggage, increasing customer service and improving security.

•
Businesses and Industrial Companies. Our AAID Suite can be used by businesses, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, order picking, inventory verification and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our AAID Suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

•
Hospitals and Care Homes. The healthcare sector has successfully utilized RFID technologies for the purposes of infant protection in maternity wards and wander prevention in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our AAID Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, RFID technology will be utilized in real-time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

•	Livestock Owners. Our AAID Suite can be used as a livestock identification, tracking and safeguarding system.

Credentialing - CSMS and RAPTOR Suite Business

Our CSMS and RAPTOR suite represent a completely integrated solution for multiple applications. The applications include enabling state and local public safety agencies, such as police, fire and emergency medical services departments, and other governmental agencies to comply with U.S. Department of Homeland Security requirements regarding national incident management systems, security, protection of infrastructure and incident command systems.

Product

We have a range of access control, RFID, and credentialing product lines which are integrated to an end-to-end comprehensive solution.

Credentialing: CSMS and RAPTOR. These products are designed to meet the need for comprehensive and mutually compatible credentials that governments and first responders have noted as important in both the fight against terrorism and the need to respond to any catastrophe. This market suffered from low expenditure levels due to a lack of clearly defined product requirements. Now that these requirements are not only defined, but also codified into law, the purchasing decisions are returning to standard procedures. CSMS is an existing product with a full range of accessories, which was designed primarily for temporary credentials created at the scene of an incident. RAPTOR is a newer product targeted more specifically to use credentials that meet the full range of government specifications with user verification as well as identification. RAPTOR has been recently updated to use the latest technology and its RAPTOR Express version is attracting a lot of attention and demand. The first RAPTOR Express systems will be provided within few months. In order to better respond to the emerging need we have combined the CSMS function into RAPTOR to deliver the more comprehensive CSMS. The target market for CSMS currently is the state and local governments.

Communications Interoperability. Our interoperability bridges link mobile and portable radios of all kinds, military and civilian, as well as cell/satellite/direct-connect and land-line telephones, allowing responders to communicate across technological and organizational boundaries, without changing equipment or monopolizing their communications systems.  These bridges are P25 and VoIP compatible, allowing users the ability of utilizing our robust 900 MHz tripods as repeaters if no other communication networks are available.

Customers

Our first customer for our CSMS products was the City of Columbus, Ohio, which deployed the SmartDSMS system in April 2005 and subsequently expanded its capabilities. In July 2006, we entered into an agreement with H.M.S. Telecom, LLC, a leading oil and gas industry consulting group from Houston, Texas to represent and market our CSMS products to the oil and gas industry. In November 2006, we entered into a contract to provide a CSMS system to the City of Los Angeles, CA for the Department of General Services—Office of Public Safety, the Office of Personnel and the Police Department (Mobile Command Post Unit). In January 2007, we entered into two additional contracts for the deployment of CSMS systems with county governments in Pennsylvania.

Market Opportunity

In 2002, following the terrorist attacks on September 11, 2001, and in accordance with The National Strategy for Homeland Security and the Homeland Security Act of 2002, the U.S. Department of Homeland Security, (“DHS”) was formed. The main objective of the DHS is to provide the unifying core for the vast nationwide network of organizations and institutions involved in efforts to provide national security. DHS initiatives have emphasized “interoperability”—the implementation of new systems that facilitate interaction between government agencies, including first responders such as police, fire and emergency medical services departments, in anticipation of and response to incidents that threaten public safety. Presidential directives concerning homeland security call for the development of:

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

We believe that we are positioned to take advantage of the market opportunity presented by DHS-funded security projects of state and local government agencies throughout the U.S. Our CSMS systems can be used as standalone solutions for the access control, accountability and credentialing needs of law enforcement and first responder governmental agencies managing disaster sites, including sites of natural disasters, terrorist attacks, crime scenes or large scale accidents. The individual components of the CSMS system could also be marketed to the U.S. military or the DHS for more general perimeter security applications.

Passive RFID

Electronic Access Control (“EAC”) Suite

Product

EAC applications provide increased security for enterprises, schools, office buildings, warehouses and government facilities. Our solutions provide credentials (secure badges), readers, door hardware, sensing devices, alarms, controllers and host hardware and software to help maintain security at these facilities. We provide these solutions through several branded offerings:

•	COMPASS
COMPASS is used by schools and universities, (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

•	MASC
Managed Automated Security Controls, is an integrated solution designed for larger commercial enterprises. MASC helps organizations to control access, communications, and other security solutions from an integrated platform (such as banks, hospitals, and correctional facilities).

•	Insignia and Clarity
Insignia and Clarity together constitute a software hardware solutions sold by distributors to smaller businesses.

Customers

Our customers are distributors, regional system integrators (e.g. Compass, MASC) and dealers (e.g., Insignia Security Systems, Clarity Security and other providers of security solutions). On rare occasions where the conditions allows we may sell directly to large organizations such as local municipalities and large organizations which requires the direct intervention of our subject matter experts.

Market Opportunity

Our EAC suite targets wide range of customers from challenging environments through the commercial sectors to small businesses and private sector. This can be achieved by presenting three product lines:

•	Compass
EAC for education and commercial sector
•	MASC
EAC for correctional facilities, airports, cities, and challenging environments.
•	Clarity/Insignia
EAC for small businesses and the commercial and private sector

Sectors targeted include:

Health Care
From clinics in shopping malls to sprawling medical campuses, the challenges facing the health care industry go beyond anything people could have imagined. From coordinating access to secure areas such as operating rooms and nurseries to preventing theft of valuable equipment and monitoring corridors, stairways and departments, health care management requires reliable solutions to meet the needs in a complex and rapidly changing environment.

Education
Today’s school campuses rival their counterparts in business and health care in terms of sophistication and security requirements.
From providing automated access control for sporting events and concerts to credentialing and verifying faculty, staff (and students) to tracking equipment from building to building or throughout districts , from identifying vehicles to securing buildings and facilities in the event of disaster; educators are no longer “just teachers” and administrators must enforce any number of requirements in place to keep students and assets safe.

Transportation
Identifying drivers, and controlling access to parking garages, parking lots or special parking zones are only part of the challenges facing the transportation industry. From connecting drivers to specific vehicles or connecting pilots with specific aircrafts to monitoring fleet vehicles, to reducing theft and vandalism in parking garages, transportation management involves more than just getting from place to place.

Correctional Facilities, Airports, Municipalities Facilities
From correctional facilities to airports and municipalities facilities, the challenges facing environments which require high security are enormous and ever-changing. Coordinating access to secure areas, monitor these environments efficiently despite multiple events, challenging environment requires reliable intuitive solutions to meet the needs in a complex and highly security sites.

Former E-ID Division

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. Our applications and solutions included e-passports, visas and other border entry documents, national identification and military, police and commercial access identification. As detailed above, in 2006, we decided to sell our E-ID division in order to focus on opportunities in the U.S. for our CSMS and RAPTOR and active RFID businesses.

In our E-ID Division, we developed a fully automated production line for picture identification contactless smart cards, and offered our customers raw materials and maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for governmental and commercial customers. The customers and contracts of our E-ID Division in 2005, 2006 and 2007 included the following:

National Multi ID with a European Country

In 2006, we entered into an agreement with a European country which we estimate will generate approximately $50 million in revenues during the 10-year term of the project. Under the agreement we will provide the end-to-end system for a national multi-ID issuing and control system. There can be no assurance, however, that we will realize the full estimated value of this agreement.

The project, which commenced during the third quarter of 2006, involves the implementation of an end-to-end national ID issuing and control system based on our Magna system and includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards. In 2006 and 2007, we recognized revenue of $4,569,000 and $5,826,000, respectively, under this agreement.

Perimeter Security and Border Control at European International Airport

In 2007, we entered into a definitive agreement (the “Agreement”) with a European international Airport to provide an integrated perimeter security system and a border control system for a total of $13.8 million. The establishment of the security and control system began during the third quarter of 2007. While revenues from the contract are expected to be recognized over the next two years, we have already received a substantial portion of it as an advance payment. Once the system has been implemented, there is likely to be an additional ten-year maintenance agreement that could generate an additional $620,000 in annual revenues. In 2007, we recognized revenue of $2,182,000, under this agreement.

Other Projects

During the years 2005, 2006 and 2007 we had the following projects:
•	Passports and ID Card - Africa
•	National Documentation - Moldova
•	Passports - Hong Kong
•	Hong Kong - China Re-Entry Cards
•	Passports - United Kingdom
•	Biometric Visa system to a European Government
•	National ID card deal with an African Governmental Agency
•	Automated Smart Card Production System to a European Government
•	Biometric passport issuing and control system for a western European country
•	E-Passport with a European Country

During the years ended 2005, 2006 and 2007 we generated revenues from the above mentioned project, in the total amount of, $7,186,000, $2,846,000 and $2,618,000, respectively.

Research and Development

Our past research and development efforts helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $1.2 million, $1.4 million and $1.7 million on research and development in 2005, 2006 and 2007, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of RFID and Credentialing . We will continue to research and develop new technologies for RFID and Credentialing. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We have approximately 28 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of Vuance, Inc., which markets our products in the U.S. and of SuperCom Asia Pacific, which markets our products in Asia. We are also represented by several independent distributors and resellers with which we have distribution agreements.

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

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2005	2006	2007
	Total	Total	Total
	revenues	revenues	revenues

Europe	$3,719	$5,877	$8,650
Asia Pacific	2,173	1,730	1,330
Africa	2,158	621	823
United States	202	373	1,787
Israel	210	194	371

	$8,462	$8,795	$12,961

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2005	2006	2007

Raw materials and equipment	$6,538	$6,529	$9,315
Maintenance, royalties and project management	1,924	2,266	3,646

	$8,462	$8,795	$12,961

Customer Service

We believe that customer support plays a significant role in our sales and marketing efforts and in our ability to maintain customer satisfaction, which is critical to our efforts to build our reputation and grow in our existing markets, as well as to our efforts to penetrate and grow in new markets. In addition, we believe that our interaction with our customers and the customers’ feedback involved in our ongoing support functions provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under separate, tailor made agreements. We provide our service through customer training, local third-party service organizations, our subsidiaries, or our personnel, including appropriate personnel sent from any of our offices in U.S., Israel or Hong-Kong. We generally provide our customers with a warranty for our products, varying in length from 12 to 36 months. Costs incurred annually by Vuance for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

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
Our manufacturing consists of systems for the electronic security industries and includes a range of access control, RFID and credentialing solutions. We outsource the manufacturing for our PCB panels to a number of different suppliers. We usually commit to a long-term relationship with such suppliers in exchange for receiving competitive pricing. All panels and enclosures are built to our engineering's specifications. All panels are received in our manufacturing facilities in the U.S. and then tested, assembled, and retested. Other products are off-the-shelf products, which we purchase from a number of different suppliers.

All activities for Existing Projects, such as purchasing, logistics, making integration, installation and testing, are done by third parties according to our instructions and under our supervision. Moreover, we continue to be responsible to the customers of the Existing Projects.

Competition

We assess our competitive position from our experience and market intelligence, and from reviewing third party competitive research materials.

While many companies are active in the homeland security market, few companies offer products similar to RAPTOR and CSMS in the area of access control/perimeter security for incident management. Additionally, there are many companies in the broader security market that may offer competing products, but these companies do not target governmental customers. We believe that Enterprise Air, Salamander Technologies, Raytheon and Corestreet may offer products that compete with RAPTOR and CSMS in the governmental market, and that Zebra, RF Code, Axcess, Ekahau, Pango Networks and Aeroscout are potential competitors, in niche areas, to us with respect to our active RFID tracking products, The EAC market is also crowded with large companies like Lenel, Honeywell Stanley Works, UTC, Assa Abloy and HIRSCH, as well as certain smaller companies. We offer unique capability of having the main ingredients (Active RFID, EAC and Credentialing) in-house to provide day-to-day as well as emergency situation solutions.

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

Due to the developing nature of the markets for our CSMS and RAPTOR and active RFID tracking products and the ongoing changes in this market, the above-mentioned list might not constitute a full list of all of our competitors and additional companies may be considered our competitors.

Intellectual Property

Our ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, copyright, trade secret and other intellectual property laws, employee and third-party nondisclosure agreements, licensing and other contractual arrangements and have also applied for patent protection to protect our proprietary technology and intellectual property. However, these legal protections afford only limited protection for our proprietary technology and intellectual property.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the U.S.. Our means of protecting our intellectual property rights in Israel, the U.S. or any other country in which we operate may not be adequate to fully protect such rights. For instance, the intellectual property rights of our Asian subsidiary, SuperCom Asia Pacific may not be fully protected by the laws of Hong Kong and the People’s Republic of China.

Patents

As part of the OTI Transaction, we transferred our entire portfolio of patents related to the E-ID Division to OTI.
Our patent portfolio currently consists of one issued patent, two U.S patent application and two PCT applications. Generally, these patents and patent applications cover inventions relating to our products.

We intend to file additional patent applications when and if appropriate. There is no guarantee that patentable inventions will arise from our research and development efforts and, if we do apply for patent protection for such inventions, there is no guarantee that it will be granted.

In addition, not all countries provide legal protection of proprietary technology to the same extent. There can be no assurance that the measures taken by us to protect our proprietary technologies are or will be sufficient to prevent misappropriation of our technologies or portions thereof by unauthorized third parties or independent development by others of similar technologies or products. In addition, regardless of whether our products infringe on the proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expenses in defending them. Our costs could also increase if we become obligated to pay license fees as a result of these claims.

Licenses

We license technology and software, such as operating systems and database software, from third parties for incorporation into our systems and products and we expect to continue to enter into these types of agreements for future products. Our licenses are either perpetual or for specific terms.

As part of the OTI Transaction, we received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use, in connection with the Existing Projects, the intellectual property that we transferred to OTI. Generally speaking, the license will be valid for the duration of all Existing Projects.

Government Regulation

We are subject to certain labor statutes and to certain provisions of collective bargaining agreements between the Histadrut (the General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, with respect to our Israeli employees. In addition, some of our Israeli employees are also subject to minimum mandatory military service requirements. (See the discussion under the caption “Employees” in Section D of Item 6.)

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws, regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations, and the requirements may differ.

Employees

As of December 31, 2007 we had 67 full-time employees, compared to 56 full-time employees as of December 31, 2006. (See the discussion under the caption “Employees” in Item 6.D)

Our ability to succeed depends, among other things, upon our continuing ability to attract and retain highly qualified managerial, technical, accounting, sales and marketing personnel.

Seasonality

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future. The period between our initial contact with a potential customer and the sale of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has to date ranged from three to 36 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles or federal and state grants. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

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

C.    Organizational Structure

Vuance - RFID Inc.
Vuance - RFID Inc. (formerly, Pure RF Inc.) incorporated in Delaware in November 2005. Upon its incorporation we owned 80% of its shares. During January 2006, Vuance - RFID Inc. established a wholly owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.), which focuses on new technologies and solutions for the tracking of people and assets. During February 2007, we purchased the remaining 20% of Vuance - RFID Inc. for $100,000, whereupon Vuance - RFID Inc. became our wholly-owned subsidiary. In August 2007, all the employees of Vuance RFID Ltd. were transferred to us, and on December 31, 2007 we purchase all the assets and liabilities of Vuance RFID Ltd.

SuperCom Asia Pacific Limited (“SuperCom Asia Pacific”)
SuperCom Asia Pacific, incorporated in Hong Kong, has been our wholly-owned subsidiary since November 2003, and is responsible for our sales and marketing efforts in Asia Pacific.

SuperCom Slovakia A.S. (“SuperCom Slovakia”)
SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. Despite our ownership of almost two-thirds of the economic interests of SuperCom Slovakia, our voting power in SuperCom Slovakia is 50%.

Vuance, Inc. (formerly, SuperCom Inc.)
Vuance, Inc., incorporated in Delaware, is our wholly-owned subsidiary, and is responsible for our sales and marketing efforts in the U.S.

SBC Aviation Ltd.
SBC Aviation Ltd., incorporated in Israel in the fourth quarter of 2006, is our wholly-owned subsidiary, which commenced operations in 2007, and focuses on executing information technology and security projects.

D.    Property, Plants and Equipment

We do not own any real estate property.

We lease approximately 2,224 square meters of facilities in Qadima, Israel under a five-year lease contract, currently expiring on October 31, 2010. We have an option to renew the lease for an additional period of five years. According to the agreement, the monthly fee is approximately $16,000. As a result of the OTI Transaction, we leased to OTI certain portions of our leased facilities for a monthly fee of $11,000, for a period of one year, commencing on December 31, 2006. During the first quarter of 2008, OTI moved out and we subleased a portion of its space.

Vuance, Inc. leases approximately 214 square meters of office space in Rockville, Maryland, U.S. As a result of the acquisition of SHC, Vuance Inc. now leases several additional facilities in Franklin, Wisconsin, Peachtree City, Georgia and Exton, Pennsylvania of approximately 391, 465 and 258 square meters, respectively. Also, as a result of the acquisition of the assets of DMS, a lease of a facility in Gardner, Massachusetts was transferred to Vuance Inc. the lease is of approximately 441 square meters. The monthly fee of the facility in Franklin, Wisconsin is $5,000 and the total monthly fee of all such other facilities is $14,500.

SuperCom Asia Pacific leases approximately 300 square meters of office space in Hong Kong.

All such leased properties in the U.S. and Hong Kong consist of office space for management, administrative and marketing activities.

The total annual rental fees for 2005, 2006 and 2007 were $369,560, $354,530 and $376,295, respectively. The total annual lease commitments for 2008 are $602,803.

All assets are held in the name of Vuance Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2006 and 2007:

	December 31,
	2006	2007
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$300	$287
Office furniture and equipment	211	193
Leasehold improvements	75	33

	586	513
Accumulated depreciation:
Computers and peripheral equipment	259	183
Office furniture and equipment	92	92
Leasehold improvements	75	20

	426	295

Depreciated cost:	$160	$218

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were $746,000, $335,000 and $38,000, respectively.

During fiscal year 2005, the Company relocated its offices from Ra'anana to Qadima. As a result the Company wrote down an unamortized balance of leasehold improvement in the amount of $471,000. This expense was recorded in the statement of operations as part of “Restructuring expenses.”

On December 31, 2006, as part of the OTI Transaction, all property and equipment related to the E-ID Division were transferred to OTI.

ITEM 4A.    Unsolved Staff Comments.

Not applicable.

ITEM 5.    Operating and Financial Review and Prospects.

A.    Operating results

The following section should be read in conjunction with our consolidated financial statements and the related notes thereto, which have been prepared in accordance with U.S. GAAP and which are included in Item 18. Some of the statements contained in this section constitute “forward-looking statements.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. (See “Note Regarding Forward Looking Statements” at the beginning of this report, and “Risk Factors” In Item 3.D)

Overview

We were established in 1988 in Israel under the name “SuperCom Ltd.” On April 29, 2007 our shareholders approved the change of the Company’s name to Vuance Ltd., effective as of May 14, 2007. Our ordinary shares have been listed for trading on the Euronext Brussels stock market since October 23, 2003, initially under the symbol “SUP,” and following our name change, under the symbol “VUNC.” . From November 5, 2004 to August 23, 2007, the Company’s ordinary shares traded on the OTC Bulletin Board, initially under the symbol "SPCBF.OB" and following our name change, under the symbol, “VUNCF.OB.” Since August 23, 2007, our ordinary shares have been listed for trading on the NASDAQ Capital Market under the symbol “VUNC.” Upon the commencement of trading of our ordinary shares on The NASDAQ Capital Market, our ordinary shares ceased to trade on the OTC Bulletin Board.

We develop and market incident response management and tracking solutions for public safety agencies, commercial customers and governmental organizations. We offer three principal suite to our customers, as follow:

Active RFID

Active RFID is long, active radio frequency identification equipment that utilizes active radio frequency communications to track assets, people and objects for potential governmental agency and commercial customers. Our solutions are programmable, small, sensitive and relatively cheap, providing significant competitive advantages. Our branded active RFID solution, AAID, purchased in the SHC transaction, is established and well-known in the market for tracking vehicle and personnel.

Passive RFID

Electronic Access Control (“EAC”) Suite
EAC applications provide increased security for enterprises, schools, office buildings, warehouses and government facilities. Our solutions provide credentials (secure badges), readers, door hardware, sensing devices, alarms, controllers and host hardware and software to help maintain security at these facilities. We provide these solutions through several branded offerings:

•	COMPASS
COMPAS is used by schools and universities, (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

•	MASC
Managed Automated Security Controls, is an integrated solution designed for larger commercial enterprises. MASC helps organizations to control access, communications, and other security solutions from an integrated platform (such as banks, hospitals, and correctional facilities).

•	Insignia and Clarity
Insignia and Clarity together constitute a software hardware solutions sold by distributors to smaller businesses.

Credentialing & Incident Management Suite:

•	Credentialing ("RAPTOR")
Cutting-edge storage and secure retrieval system for credentialing, authenticating, verifying, validating, and managing personnel, advanced tracking and logistics, designed especially for state and local governments, critical infrastructure, and first responders.

•	Critical Situation Management System ("CSMS")
Management system, for first responders currently in use in the U.S., a customizable solution for credentialing, incident management, accountability and virtual access control. We have an extensive product line, with smart cards, both standalone and handheld readers, and interoperable communications equipment. Credentialing and Incident Management systems utilize both passive and active RFID technology, creating a unique and comprehensive solution unmatched in the industry. CSMS applications target the following industries: Law Enforcement, Fire Rescue, Homeland and Site Security and Emergency Management.

In addition, we have several continuing projects relating to the E-ID Division we sold to OTI (See the section captioned “The OTI Transaction” in Item 4.A and the section captioned “Former E-ID Division” in Item 4.B).

We sell our products through centralized marketing offices in different regions of the world. We have two wholly-owned marketing subsidiaries: Vuance Inc. in the U.S. and SuperCom Asia Pacific Limited in Hong Kong.

During the fourth quarter of 2005, we established a new Delaware subsidiary in which we initially owned 80% of the shares, Vuance - RFID Inc. (formerly, Pure RF Inc.), which began operations during the first quarter of 2006. During the first quarter of 2006, Vuance - RFID Inc. established a wholly-owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.). Vuance - RFID Inc. and Vuance RFID Ltd. focus on new technologies and solutions for active tracking of people and objects. During February 2007, we purchased the remaining 20% of Vuance - RFID Inc. from its minority shareholder for $100,000, whereupon Vuance - RFID Inc. became our wholly-owned subsidiary. On August 2007, all the employees of Vuance RFID Ltd. were transferred to Vuance, and on December 31, 2007, we purchased the assets and liabilities of Vuance RFID Ltd.

During the fourth quarter of 2006, we established a new wholly-owned Israeli subsidiary, S.B.C. Aviation Ltd., which commenced operations in 2007, and focuses on executing information technology and security projects.

On November 8, 2006, we announced the execution of the OTI Transaction (see Item 4.A above under the caption “The OTI Transaction”). As a result of the OTI Transaction, we recognized $10,536,000 as capital gain on the sale of the E-ID Division in fiscal year 2006. The capital gain was calculated based on OTI’s share price on the closing date of the transaction, less a discount due to the lock-up restrictions on the shares (based on an independent appraisal), the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550) associated with the sale.
As a result of the OTI Transaction, we terminated the employment of certain employees that were employed by us in the E-ID Division.

On July 3, 2007, we entered, through our wholly-owned subsidiary, Vuance, Inc., into an agreement (the “SHC Purchase Agreement”) to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HMSC.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000. The closing date of this transaction was August 28, 2007 (“SHC Closing Date”). SHC is a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of the stock capital of SHC, 1,097,426 ordinary shares of the Company were issued to the Sellers. Subject to certain terms and conditions, in the event that we seek to register any of our ordinary shares under the Securities Act of 1933 for sale to the public, for our own account or the account of others, then at HMSC’s request, we will use our reasonable best efforts to include our shares owned by HMSC in such registration. The Sellers agreed to a lock-up period during which, subject to certain exceptions, they will not sell or otherwise dispose of our shares. The restrictions on making such transactions will expire for HMSC in eight equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the seven calendar quarters thereafter, and for the other Sellers, in twelve equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the eleven calendar quarters thereafter. HMSC also agreed that during such restriction period, upon the occurrence of any sale by HMSC of our shares due to HSMC’s bankruptcy, insolvency or otherwise by operation of law, Vuance Inc. and the Company will have a right of first refusal to purchase all (but not less than all) of our shares held by HSMC on certain terms and conditions. HMSC further agreed that at the SHC Closing Date it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company to exercise all voting rights related to its Vuance shares until the sale or transfer of such Vuance shares by HMSC to an unaffiliated third party in an arm’s-length transaction. As part of the SHC Purchase Agreement, certain Sellers will assume, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the SHC Closing Date. We guaranteed all of the obligations of Vuance Inc. under the SHC Purchase Agreement. During the fourth quarter of 2007 SHC and its subsidiaries were merged into Vuance Inc.

In September 2007, we announced that we had entered into a definitive agreement to acquire, through our U.S. subsidiary, Vuance Inc., the credentialing division of Disaster Management Solutions Inc., for approximately $100,000 in cash and up to $650,000 in royalties that will be paid upon sales of the advanced first responder credentialing system (named “RAPTOR”) during the first twelve months following the acquisition (the closing was in August 2007). This acquisition complemented our incident management solutions business and added the RAPTOR to our Credentialing & Incident Management Suite.

Revenues

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts including training and installation. The sale of products involves the sale of active and passive RFID products, CSMS and raw materials.
Following delivery of such systems, the majority of revenues generated from the agreement results from ongoing maintenance fees and support.

Our systems are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement.

Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the extent of the technology licensing. As a result, our gross profits from each project may vary significantly.

Our research and development expenses consist of salaries, raw material, subcontractors, equipment costs and rent allocated to research and development activities, as well as related supplies and travel and entertainment costs.

Our selling and marketing expenses consist primarily of salaries and commissions earned by sales and marketing personnel, trade show, promotional expenses and rent allocated to selling and marketing activities, as well as related supplies and travel and entertainment costs.

Our general and administrative expenses consist primarily of salaries, benefits, allocated rent and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees.

Net Income

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from quarter to quarter, and comparisons over longer periods of time may be more meaningful. The nature of our expenses is mainly fixed or semi-fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income.

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

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. ("US GAAP"). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates. Our management believes that the accounting policies which affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to fully understanding and evaluating our reported results include the following:

•	Revenue recognition;
•	Allowance for doubtful accounts;
•	Contingencies;
•	Stock Based Compensation; and
•	Other than temporary impairment of Available for sale securities.
•	Goodwill and other intangible assets

Revenue Recognition

We generate our revenues from the sale of products, maintenance, royalties and long term contracts including training and installation. The sale of products involves the sale of active and passive RFID products, CSMS and raw materials. We sell our products in the U.S. through distributors, through our local subsidiary in Asia Pacific and directly in the rest of the world.

Product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by us in advance and according to specific terms and conditions. As of December 31, 2007 we had an allowance for customer's returns in the amount of $57,000.

Based on past experience, we do not provide for warranty costs when revenue is recognized.

We applied the provisions of EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” for multiple element arrangements. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and there is objective evidence of the fair value of the related unit.

Maintenance and support revenues included in multiple-element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. For these multiple element arrangements, we account for each unit of the contract (maintenance, support and services) as a separate unit, when each unit provides value to the customer on a stand-alone basis and there is objective evidence of the fair value of the stand-alone unit.

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

We are entitled to royalties upon of the issuance of certificate. Such royalties are recognized when the sales are reported to the Company (usually on a monthly basis).

We recognize certain long-term contract revenues in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts”.

Pursuant to SOP 81-1, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as stipulated in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2007, no such estimated losses were identified.

We believe that the use of the percentage of completion method is appropriate, since we have the ability, using also independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, we expect to perform our contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, we utilize zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

We derive our revenues mainly from sale of hardware products and long term contracts that include embedded software that management considers to be incidental. Such revenues are recognized in accordance with SAB No. 104 and SOP 81-1, as mentioned above. However, in limited circumstances, we provide software upgrades in respect of the embedded software of hardware products sold to our customers in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to specific debts that we have determined to be of doubtful collection.

We perform ongoing credit evaluations of our customers' financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $3,487,000 and $3,500,000 at December 31, 2006 and 2007, respectively.

Contingencies

From time to time, we are the defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made. Other than as described under the heading “Legal Proceedings” in Item 8, there are no material pending legal proceedings in which we are a party or of which our property is subject.

Stock-Based Compensation

Until December 31, 2005, we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25 issued in March 2000 to account for our employee stock options. Under this method, compensation expense was recognized only if the current market price of the underlying stock exceeded the exercise price on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation, (SFAS 123)” and FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” an amendment to FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted, through December 31, 2005, we elected to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123, as amended.

However, as more fully described in note 2(w) to the accompanying financial statement, on January 1, 2006 we adopted SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS 123. Among other items, SFAS 123R eliminated the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date.

We adopted SFAS 123R, using the modified prospective method, as permitted under the standard. Accordingly, prior period amounts have not been restated. Under this method, the Company is required to record compensation expense for all awards granted after the date of adoption in accordance with the provisions of SFAS 123R and for the unvested portion of previously granted awards that remain outstanding at the date of adoption in accordance with the original provisions of SFAS 123.

Other than temporary impairment of Available for sale securities

The Company applies the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", SAB 59, "Noncurrent Marketable Equity Securities" and other related pronouncements with respect to its available for sale securities. These pronouncements require companies to perform periodic reviews of individual securities in its investment portfolio to determine whether a decline in the value of a security is other than temporary. A review for other than temporary impairment requires companies to make certain forward-looking assumptions regarding the probability, extent and timing of a valuation recovery, the materiality of the decline and its effect on the financial statements, and the Company's ability and intent to hold the security. Specifically, impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its original cost, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or a current fair value of the investment that is less than its carrying value.

When persuasive evidence exist that causes the Company to determine that a decline in market value of equity securities is other than temporary, the unrealized losses that are considered to be other than temporary are charged to income as an impairment charge.

Goodwill and other intangible assets

        Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination is deemed to have indefinite life and is not be amortized. SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. On December 31, 2007, we had total goodwill of $3,644,000 on our balance sheet (such goodwill resulted from the acquisition of SHC during August 2007). In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. No impairment losses of goodwill or other intangible assets have been recognized during the reported periods.

Results of Operations

The following table sets forth selected consolidated income statement data for Vuance for each of the three years ended December 31, 2005, 2006 and 2007 expressed as a percentage of total revenues.

	2005	2006	2007
Revenues	100%	100%	100%
Cost of revenues	50.7	39.7	43.2
Inventory write-off	3.4	—	—
Gross profit	45.9	60.3	56.8
Operating expenses:
Research and development	14.0	15.5	13.2
Selling and marketing, net	35.5	63.9	69.8
General and administrative	35.0	31.1	24.6
Restructuring expenses	5.9	—	—
Litigation settlement expenses	1.5	1.2	0.3
Total operating expenses	91.9	111.7	107.9
Capital gain from the sale of the E-ID Division	—	119.7	—
Operating income (loss)	(46.0)	68.3	(51.1)
Financial income (expenses), net	(0.3)	(2.3)	(35.8)
Other income (expenses), net	(0.4)	(4.2)	—
Income (loss) before income taxes	(46.7)	61.8	(86.9)
Taxes on income	—	—	(0.3)
Loss from discontinued operations	—	—	—
Net income (loss)	(46.7)	61.8	(87.2)

Operating Results

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Our revenues in 2007 were $12,961,000, compared to $8,795,000 in 2006, an increase of 47%. The increase in our revenues is primarily due to our new project with a European air port for which we recognized revenues in 2007 in the amount of $2,181,000, compared to $0 in 2006, our revenues from our National Multi ID project with a European country which were $5,826,000 in 2007 compared to $4,569,000 in 2006, and due to the SHC transaction. We anticipate that our revenues in 2008 will continue to increase primarily due to the SHC transaction and the airport project. We believe that the Existing Projects are critical to our success in the short-term and that the active RFID and Credentialing businesses will be critical to our long-term success.

 Gross Profit

Our gross profits in 2007 were $7,361,000 compared to gross profits of $5,301,000 in 2006, an increase of 38.9%. The gross profit margin for the year 2007 decreased by 3.5%, compared to 60.2% in 2006. The decrease in our 2007 gross profit margin was primarily due to different mix of products, which carry lower margins.

Expenses

Our operating expenses in 2007 were $13,983,000, compared to $9,826,000 in 2006, an increase of 42%. The increase in operating expenses was mainly due to the SHC transaction and an increase in selling and marketing expenses related to commissions due to the increase in revenues.

Research and development expenses consist primarily of salaries, benefits, subcontractors allocated rent expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses in 2007 were $1,716,000, compared to $1,362,000 in 2006, an increase of 26%. The increase in the research and development expenses was primarily due to research and development expenses associated with our new technologies, CSMS and RAPTOR and active RFID and due to the SHC transaction.

Selling and marketing expenses consist primarily of salaries and commission earned by sales and marketing personnel, trade show and promotional expenses, allocated rent and supplies and travel and entertainment costs. Our selling and marketing expenses in 2007 were $9,041,000, compared to $5,619,000 in 2006, an increase of 60.9%. The increase in the sales and marketing expenses was primarily due to the increase in sales promotion expenses related to the increase in revenues, labor expenses, an increase in sales and marketing activities in the U.S. due to the SHC transaction and different mix of projects.

General and administrative expenses consist primarily of salaries, benefits, allocated rent and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses in 2007 were $3,192,000, compared to $2,737,000 in 2006, an increase of 16.6%. This increase was primarily due to the SHC transaction.

Additionally, litigation settlement expenses consist of one-time expenses that relate to litigations that settled during the reported periods as described in "Legal Proceedings" in Item 8. . Our litigation settlement expenses in 2007 were $34,000, compared to $108,000 in 2006.

Financial Expenses, net

Financial expenses for the twelve months ended December 31, 2007 and 2006, were $4,652,000 and $204,000, respectively. The increase in financial expenses is mainly due to a decrease in our marketable securities related to OTI's shares. During 2007, we realized losses from the sale of marketable securities in the amount of $1,116,000, compared to $0 during 2006 and decrease in value of marketable securities, net in the amount of $2,699,000 and $0 during the year ended 31, December 2007 and 2006 respectively and due to financial expenses with respect to convertible bond that commenced in November 2006 in the amount of $75,000 and $745,000 in 2006 and 2007, respectively.

Other Expenses, Net

Other expenses, net for the twelve months ended December 31, 2007, and 2006, were $0 and $367,000, respectively. Other expenses, net during 2006 consisted of the write-down of a loan relating to an investment in an affiliated company and other trade receivables in the amount of $321,000, compared to $0 during the year 2007.

Net Loss

As a result of the factors described above, our net loss in 2007 was $11,311,000, compared to a net income of $5,440,000 in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Our revenues in 2006 were $8,795,000 compared to $8,462,000 in 2005, an increase of 4%.

 Gross Profit

Our gross profits in 2006 were $5,301,000 compared to gross profits of $3,882,000 in 2005, an increase of 36.6%. The gross profit margin for the year 2006 increased by 14.4% as compared to 46% in 2005. The increase in our 2006 gross profit margin was primarily due to different mix of products, which carry higher margins.

Expenses

Our operating expenses in 2006 were $9,826,000 compared to $7,778,000 in 2005, an increase of 26%. The increase in operating expenses was mainly due to the increase in selling and marketing.

Selling and marketing expenses consist primarily of salaries and commission earned by sales and marketing personnel, trade show and promotional expenses, allocated rent and supplies and travel and entertainment costs. Our selling and marketing expenses in 2006 were $5,619,000 compared to $3,003,000 in 2005, an increase of 87%. The increase in the sales and marketing expenses was primarily due to the increase in sales promotion expenses related to the increase in revenues, labor expenses, an increase in sales and marketing activities in the U.S. and different mix of projects.

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

Research and development expenses consist primarily of salaries, benefits, allocated rent expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses in 2006 were $1,362,000 compared to $1,182,000 in 2005, an increase of 15%. The increase in the research and development expenses was primarily due to research and development expenses associated with our new technologies, CSMS and active RFID.

Restructuring expenses contains certain financial measures related to expenses totaling $496,000 that are associated with cost-cutting measures implemented by us in 2005.

Additionally, litigation settlement expenses consist of one time expenses that relate to litigations that settled during the years 2005 and 2006, as described in "Legal Proceedings" in Item 8. Our litigation settlement expenses in 2006 were $108,000 compared to $129,000 in 2005.

Capital gain from the OTI Transaction

As a result of the OTI Transaction, we recognized $10,536,000 as a capital gain on the sale of the E-ID Division in fiscal year 2006. The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares, the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550,000) associated with the sale.

The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares we received from OTI that were partly transferred to consultants, as a finder and legal fee, in connection with the transaction (Our investment in OTI’s shares includes the shares held by us, net of the shares that will be transferred to the consultants).

Financial Interest Expense, net

Financial expense for the twelve months ended December 31, 2006, and 2005, were $204,000 and $25,000, respectively. The increase in financial expense is mainly due to the financial expenses with respect to convertible bond that were issued in November 2006 in the amount of $75,000.

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

Impact of Inflation and Currency Fluctuations

Because the majority of our revenue is paid in or linked to the U.S. dollar, we believe that inflation and fluctuation in the NIS/dollar exchange rate has limited effect on our results of operations. However, a portion of the cost of our Israeli operations, mainly personnel, is incurred in NIS. Because some of our costs are in NIS, inflation in NIS/dollar exchange rate fluctuations do have some impact on expenses and, as a result, on net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a delayed basis, by a devaluation of the NIS in relation to the dollar.

Historically, the New Israeli Shekel, has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate.

In 2007, the rate of evaluation of the NIS against the U.S. dollar was 8.9% and the rate of inflation, in Israel, was 3.4%. It is unclear what the devaluation/evaluation and inflation rates will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or the evaluation of the NIS against the U.S. Dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2007, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary or advisable to offset these risks.

Seasonality

Our quarterly operations are subject to fluctuations due to several factors, including the factors discused under the caption “Risk Factors—The time from our initial contact with a customer to a sale is long and subject to delays which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations and causing significant fluctuations in our revenue from quarter to quarter” in Item 3.D. It is our experience that, as a general matter, a majority of our sales are made during the latter half of the calendar year consistent with the budgetary, approval and order processes of our governmental customers. Additionally, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly for government organizations. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services, which could have an adverse effect on our results of operations.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. However, SFAS No. 157 does not require any new fair value measurement. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and its provisions should be applied prospectively (with a limited retrospective application). The Company chose to early apply the provisions of SFAS No. 157 beginning January 1, 2007.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFASB Statement No. 115” (“SFAS 159”). This pronouncement permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS  159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of SFAS 157 also. The Company is currently assessing the impact of SFAS No. 159 , if any on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement will replace SFAS No. 141, “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of SFAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that SFAS 141(R) will have on its financial position and results of operations.

In December 2007, the SFASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 160 is prohibited. The Company has not yet determined the impact, if any, that SFAS No. 160 will have on its financial position and results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) regarding the use of a "simplified" method, as discussed in SAB No. 107 ("SAB 107"), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment". Until December 31, 2007, SAB 107 allowed the use of the simplified method. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The Company believes that the adoption of SAB 110 will not have a material impact on its financial position and results of operations.

In May 2008, the FASB issued SFAS No.162”The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the U.S. (the GAAP hierarchy).

SFAS 162 iS effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of “Present Fairly in Conformity With Generally Accepted Accounting Principles””. The company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on its condensed consolidated financial statements.

B.	Liquidity and Capital Resources

Net cash used in operating activities for the twelve months ended December 31, 2007 was $4,890,000 compared to $3,047,000 during the period ended December 31, 2006, an increase of $1,843,000 or 60%. Our net loss for 2007 was $11,311,000, less other adjustments reached to net cash used in operating activities for the year 2007 of $4,890,000, compared to a net income for 2006 of $5,440,000, less a capital gain from the OTI Transaction in the amount of $10,536,000 and other adjustments reached to net cash used in operating activities in 2006 of $3,047,000.

Net cash provided by investing activities during the period ended December 31, 2007 was $4,774,000, compared to $476,000, during the period ended December 31, 2006, an increase of $4,298,000. This increase was primarily due to the proceeds from the sale of marketable securities of other companies in the amount of $7,639,000 during 2007, compared to $0 during 2006, the decrease in severance pay fund of $278,000 during 2007, compared to an increase of $95,000 during 2006. The increase was to a certain extent offset by an investment in restricted cash deposit, net of $2,313,000 during 2007, compared to proceeds of $229,000 during 2006 and capitalization of software and intangible assets during 2007 in the amount of $509,000, compared to $0 during 2006.

Net cash used in financing activities during the year ended December 31, 2007 was $214,000, compared to net cash provided by financing activities of $2,721,000 during the year ended December 31, 2006, a decrease of $2,935,000. This decrease was primarily due to proceeds from the issuance of convertible bonds and warrants, net during 2006 of $3,139,000, compared to $0 during 2007.

As of December 31, 2007, our cash and cash equivalents totaled $2,114,000, compared to $2,444,000 as of December 31, 2006. Restricted cash totaled $3,172,000 as of December 31, 2007, compared to $859,000 as of December 31, 2006. The main increase in restricted cash deposit is related to a bank deposit in the amount of $2,590,000 to secure a guarantee to a supplier, related to a certain project of the Company with a European country. Restricted cash is invested in certificates of deposits, which mature within one year, and is used to secure agreements with a customer or a bank. Marketable securities totaled $4,054,000 as of December 31, 2007, compared to $11,077,000 as of December 31, 2006. The majority of the decrease in the marketable securities on December 31, 2007 was due to a decline in the price of OTI shares and the sale of a portion of our OTI shares.

We have accumulated net losses of approximately $29,936,000 from our inception through December 31, 2007, and we have continued to accumulate net losses since December 31, 2007. Since May 1999, we have funded operations primarily through cash generated from our initial public offering on NASDAQ Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), from our sale of the shares of our former subsidiary, InkSure Technologies, Inc.,, and, to a lesser extent, from borrowings from financial institutions, from private placements of our ordinary shares and warrants to purchase our ordinary shares, in 2004 and 2005, from issuance of convertible bonds and warrants in 2006 and in 2007 from the sale of OTI shares that were received from the sale of the E-ID Division to OTI. As of December 31, 2007, our principal source of liquidity was $2,114,000 of cash and cash equivalents. As of December 31, 2007, we had $478,000 of debt outstanding relating to obligations under our credit facility, an obligation for severance pay to Israeli employees of $362,000, of which $309,000 is provided by monthly deposits to severance pay funds, insurance policies and Convertible bonds of $2,441,000.

During June and July 2004, we received aggregate gross proceeds of $1,225,000 from the private placement of 265,001 ordinary shares and five-year warrants to purchase 106,001 ordinary shares at an exercise price of $6.47 per share. In connection with the private placement, our placement advisors received warrants to purchase 77,941 ordinary shares at an exercise price of $6.47 per share.

In August and September 2004, we received gross proceeds of $2,200,000 from a private placement to accredited investors of 420,000 ordinary shares and five-year warrants to purchase 168,000 ordinary shares at an exercise price of $6.47 per share. In connection with the private placement, our placement agent received warrants to purchase 30,240 ordinary shares at an exercise price of $6.47 per share and 75,601 ordinary shares at an exercise price of $5.00 per share. All of such warrants issued in this private placement, except 75,601 warrants with an exercise price of $5.00, were called by us at a redemption price of $0.0588 per warrant pursuant to our right to do so if the closing price (or closing bid price) of our ordinary shares on an U.S. stock exchange, NASDAQ or the OTC Bulletin Board was equal to or greater than $14.70 per share for 10 out of any 15 consecutive trading days. The investors exercised warrants to purchase an aggregate of 194,627 ordinary shares. During the fourth quarter of 2004, 120,176 warrants were exercised for an aggregate amount of approximately $778,000, and approximately $130,000 was received in respect of shares to be allotted in 2005. During the year 2005, 54,451 warrants were exercised for an aggregate amount of approximately $352,000.

In November and December of 2005, we received aggregate gross proceeds of $3,050,000 from a private placement by certain investors of 836,292 ordinary shares (of which, 150,807 shares were issued after December 31, 2005.) and five-year warrants to purchase 292,701 ordinary shares at an exercise price of $3.53 per share. The private placement was made to accredited investors pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, our placement agent received a cash fee of $150,000 and our placement advisors received five-year warrants to purchase 8,446 ordinary shares at an exercise price of $3.53 per share. The investors that participated in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of our capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). The warrants are callable, subject to certain limitations, at our option if the closing bid price per ordinary share of our ordinary shares equals or exceeds $7.06 for 20 trading days during the term of the warrants. We may however only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

In November 2006, we raised $3,156,500 through issuances of two classes of units, each consisting of convertible bonds and warrants (the “Convertible Bonds Transaction”). Units valued at $2,500,000 were issued to one investor, and units valued at $656,500 were issued to Special Situation Funds (SSF), based on the participation rights provided in private placement during the year 2005, as described above, who are our existing shareholders. The Convertible Bonds of both classes mature three years from the date of issuance and bear interest at an annual rate of 8%. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bond). Payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds were convertible at any time, at the option of the investors, into our ordinary shares at an initial conversion price of $5.00 per share. The purchasers of the Convertible Bonds were also granted warrants entitling them to acquire a total of 134,154 ordinary shares at an exercise price of $5.00 per share during the next five years. In respect of this transaction, we paid approximately $215,000 cash, as issuance expenses and granted an option to acquire up to 25,000 shares of the Company to a third party, exercisable at $5 per share. The fair market value of this grant was $40,000.

Between February 10, 2008 and February 16, 2008, we had the option to call and redeem 100% of the Convertible Bonds at a price equal to (i) the aggregate principal amount of the bonds plus (ii) a redemption premium equal to fifteen percent (15%) of the aggregate principal amount plus (iii) any accrued but unpaid interest on the aggregate principal amount, calculated through the date of redemption. We didn't exercise our options to redeem the Convertible Bonds.

We have considered the provisions of EITF Issue No.00-19, “The Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, and have determined that the embedded conversion feature should not be separated from the host instrument because it is qualified for equity classification in paragraphs 12-32 of EITF Issue No.00-19. Therefore the transaction was accounted for in accordance with EITF 00-27, " Application of Issue No. 98-5 to Certain Convertible Instruments" and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The expiration date of the Warrants is November 2011.

As a result of the Convertible Bonds Transaction, we recorded an amount of $282,000 in respect of the warrants and an amount of $632,000 as a beneficial conversion feature in respect of the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital). The discount of the bonds as a result of the value assigned to the warrants and the beneficial conversion feature is amortized during the contractual term of the bonds.

In November 2007, we reached an agreement with our investors whereby one investor waived our compliance with certain covenants under the Convertible Bond in exchange for a one-time payment by us totaling $276,000 (before gross-up for withheld taxes) and to the other holder, modification of the conversion ratio of the bonds to $4.25. We accounted for the amendment as a modification of the bond.

As of December 31, 2007, we were in compliance with the amended terms of the Convertible Bonds.

In June 2008, we reached an agreement with one of the investor (with a principle amount of $2,500,000), under which, among other things, the investor waived our compliance with certain covenants under its Convertible Bond, in exchange for:
1. Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bond).
2. Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.
3. We undertake to place a fixed charge on all incomes and/or rights in connection with certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of the Company to use part of the income.
4. Certain anti-dilution rights with respect to the warrants held by the single investor.

In addition, under certain circumstances the investor might have the right to demand an early payment of partial or full amount of the Convertible Bonds (up to the $2,500,000 as mentioned above).

As of June 30, 2008, we may be deemed not to be in compliance with certain covenants under our Convertible Bond with SSF in which case SSF could seek to accelerate payment of the unpaid principal amount and accrued interest under its Convertible Bond (an aggregate of approximately $740,000 as of June 30, 2008).

On December 31, 2006, we concluded the OTI Transaction for 2,827,200 restricted ordinary shares of OTI. One seventh of the restricted ordinary shares vest at the end of each calendar quarter, beginning with the quarter ended December 31, 2006.

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

In connection with the completion of the sale, during January 2007, a financial institution extended a $2,500,000 loan to us. In order to secure this loan we deposited our OTI shares in favor of the financial institution.

During 2007, we sold 1,414,716 shares of OTI for a total consideration of $7,639,000.

Our budget relies on the Existing Projects for which OTI agreed to act as subcontractor, on the new project with a European airport and on estimated revenues from our new technologies and acquisitions.

As of December 31, 2007, we had credit lines from several banks in an aggregate amount of $550,000 including long-term loans (from time to time the bank may increase our credit line for a limited period), of which $120,000 is denominated in NIS and bears interest at the Prime rate plus 0.5% to 2.5%, and $430,000 is denominated in dollars and bears interest at a rate of LIBOR plus 2.5% to 2.9% (as of December 31, 2007, the rates of the U.S LIBOR and Prime were around 4.5% and 5.75%, respectively) The weighted average interest rate on the credit lines as of December 31, 2006 and 2007 was approximately 7.85% and 6.95%, respectively.

We had an unused credit facility in the amount of approximately $100,000 as of December 31, 2007. There is no fee for the unused portion of the credit facility.

During the period from January 1, 2007 to December 31, 2007, our capital expenditures totaled approximately $116,000 (compared to $93,000 during 2006 and $315,000 during 2005), of which approximately $62,000 (compared to $69,000 during 2006 and $293,000 during 2005) was expended at or upon Vuance's facilities in Israel, and approximately $54,000 (compared to $24,000 during 2006 and $22,000 during 2005) was expended upon various facilities of Vuance's subsidiaries outside Israel. During the first financial quarter of 2008, our capital expenditures totaled approximately $44,000.

We believe that our existing capital resources together with revenue from operations and amounts available under our credit facility will be sufficient for the Company’s present requirements and will satisfy the operating capital needs at least till the end of 2008 based upon our anticipated business activities. However, we may need additional capital within 2008, if it will undertake large projects or have a delay in one of the anticipated projects. If we fail to raise such additional capital, there might be need to implement certain operational changes in order to decrease the expenditure level.

C.	Research and Development

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As of December 31, 2007 the number of employees in our research and development activities was 12. We focus on the new technology of our RFID and Credentialing, and expect to maintain our current research and development efforts. We spent $1.2 million, $1.4 million and $1.7 on research and development in 2005, 2006 and 2007, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of RFID and Credentialing in 2007 and during 2006 and 2005 in the areas of automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, and document authentication. We will continue to research and develop our RFID, Credentialing and EAC. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See - “Results of operations” in Item 5.A for additional information.

Industry Trends

The increased demand for better security systems and services has positively affected trends within the industry. Access control and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand, both for physical security access to buildings and logical security access to corporate networks, combined with real time tracking and monitoring assets. Our mobile (CSMS and RAPTOR) and fixed access control solutions, jointly with our RFID enabled security and asset management solutions, provide an optimal solution to these problems as they deliver stronger authentication of network users and store personal data for highly secure physical access control.

Market and Operational Trends

Our quarterly operations results may be subject to significant fluctuations due to several factors. Some of these factors are based primarily on the timing of large orders, which represent a significant percentage of our revenues, customer budget cycles and impact on the timing for buying decisions, as well as competitive pressures and the ability of our partners, distributors and system integrators to become effective in selling and marketing our products, as well as other factors.

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

  A significant portion of our 2007 revenues was derived from our governmental projects and the remainder was derived from commercial products. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers, a trend that has been increasing over time. We expect this trend to change and in the future revenues will come from larger number of orders and customers.

Our revenues from the government market for 2006 and 2007 totaled $7,947,000 and $10,904,000, respectively. In comparison our revenues from the commercial market for 2006 and 2007 totaled $848,000 and $2,057,000, respectively. We anticipate that our mix of revenues from government and commercial markets for 2008 will be consistent with our mix of revenues in 2007.

For more information about our expectations regarding future cost of revenues, future operating expenses and liquidity and capital resources, please refer to the section captioned“Risk Factors” in Item 3.D. the sections captioned “Results of Operations” in Item 5.A and“Liquidity and Capital Resources” in Item 5.B.

Our development and marketing efforts for the solution and product platforms are aimed at addressing several systems and service trends that we see developing in the industry:

 In December 2006 we concluded the sale of our E-ID Division to OTI. The sale allows management to focus primarily on the substantial market opportunities we have identified for our Credentialing and active RFID solutions. Following the events of September 11, 2001, and major disasters it has become increasingly important for agencies to track personnel, assets, and other objects on a local positioning basis. Our CSMS solutions can fulfill critical homeland security requirements for public safety and emergency services agencies and local counter-terrorism task forces. In recent months, we have announced contracts for the deployment of our CSMS in a number of counties in the U.S., including Los Angeles, and we are currently discussing CSMS deployments with additional governmental agencies in North America.

As a result of these trends and combined with our core strengths, we are focusing on products and solutions that we believe will be significantly influential in the present and future markets. As of the date of this Annual Report, we expect that our 2008 revenues will be primarily derived from:

•	Smart ID technologies;
•	Passive RFID - Electronic Acces Control;
•	CSMS;
•	Active RFID; and
•	High security solution integration.

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

E.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2007, which will require significant cash outlays in the future:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$82,000	$82,000	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	$1,542,000	$603,000	$939,000	—	—
Unconditional purchase obligations	—	—	—	—	—
Convertible bonds	$3,156,566	—	$3,156,566	—	—
Total contractual cash obligations	$4,780,566	$685,000	$4,095,566	—	—

Long-term debt consists of amounts due on loans from banks, which is described in Item 18, Note 9 to the financial statements included in this Annual Report. Operating lease obligations represent commitments under several lease agreements for our facilities and the facilities of certain subsidiaries. Convertible bonds represent the amount due to the investors under the convertible bonds assuming there will no conversion to shares, which is described in Item 18, Note 13 to the financial statements included in this Annual Report. Total contractual cash obligations represent outstanding commitments for loans from banks and lease agreement for facilities. We are not a party to any capital leases.

ITEM 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Board of Directors

We are managed by our Board of Directors which, pursuant to our Articles of Association, the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. Directors are elected for a one year term ending at the following annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed reelected at the same meeting, The General Meeting may resolve that a director be elected for a period longer than by the next annual meeting but not longer than the third next annual meeting. The Board of Directors elects one of its members to serve as the Chairman.

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Eli Rozen	54	Director, Chairman of the Board
Avi Landman	54	Director
Ilan Horesh	56	External Director (1)
Jaime Shulman	65	Director
Michal Brikman	38	External Director - October 28, 2004- October 27, 2007 (2)

(1) “External Director” as defined in the Israeli Companies Law (see explanation below).
(2) The reelection of Michal Brikman, who was elected as an external director on October 28, 2004 for a period of three years, was inadvertently left off the agenda of our 2007 annual general meeting of shareholders, and under Israeli law, an external director cannot be deemed reelected or continue in office until a successor is elected. Due to this oversight, since October 28, 2007, Ms. Brikman, has not qualified as our “external director,” but has continued to function as such and as a member of certain committees of our board of directors. Ms. Brikman has agreed to be reelected as our external director and to apply such election retroactively since October 28, 2007. Accordingly, we intend to propose to our forthcoming annual general meeting of shareholders to reelect Ms. Brikman as an external director for an additional period of three years commencing as of October 28, 2007. We also intend to have our board of directors and such committees ratify all of the actions that have been taken by them since the expiration of Ms. Brikman's initial term as our external director.

Eli Rozen is one of our co-founders and serves as a director and as Chairman of our Board of Directors. Mr. Rozen has served as Chairman since 2000. From 1988 until 2000, Mr. Rozen served as our Chief Executive Officer and President. Mr. Rozen has a Bachelor of Science in Industrial Engineering and Management from the Israel Institute of Technology.

Avi Landman is one of our co-founders and serves as a member of the Board of Directors and as our Research Manager. Prior to joining us in 1988, Mr. Landman worked as a computer engineer at Gal Bakara Ltd. and prior to that as an electrical engineer at Eltam Ltd. Mr. Landman has a Bachelor of Science degree in Computer Engineering from the Technion - Israel Institute of Technology'.

Ilan Horesh, an external director, became a member of the Board of Directors on September 17, 2006 and is a member of the audit committee. Mr. Horesh was also a board member of Retalix Ltd. From 1998 to 2006 and since 2007 is a board member of Taldor Computer System (1986) Ltd,, an external Director of Rekah Pharmaceutical Industry Ltd,. Mr. Horesh was a department manager at Pelephone Communication Ltd. From 1997 to 1998, Mr. Horesh served as the Chief Executive Officer of "SHEFFA consumer club" a subsidiary of Macabi Health Services. From 1994 to 1997, Mr. Horesh was the manager of the Planning and Projects Department at Paz Oil Corp. From 1994 to 1999, Mr. Horesh was a director of Hed-Artzi Ltd. Mr. Horesh holds Bachelor of Arts degrees in Business Administration and in History & Geography and a Master of Arts in Political Science.

Jaime Shulman, became a member of the Board of Directors on September 17, 2006. From 2001 to 2003 Mr. Shulman was president and C.E.O of Logisticare, Ltd. From 1998 to 2000, Mr. Shulman was the president and CEO of the Amcor Group. From 1993 to 1997, Mr. Shulman was the president and CEO of the Magam Enterprises Group. From 1991 to 1998, Mr. Shulman was the active Chairman of the board (part time) of Tana Industries. From 1991 to 1992, Mr. Shulman was a foreign Consultant to and subsequently CEO of Metrometer, Inc. (New York). From 1978 to 1991, Mr. Shulman was in Electra Israel. From 1970 to 1977, Mr. Shulman was Production Manager at Tadiran, Plastic and Metal Plant. Mr. Shulman is an Electromechanical Engineer (equivalent to M.Sc. in Israel) from Buenos Aires University, Argentina.

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

Executive Officers and Key Employees

As of June 2, 2008, our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Eyal Tuchman	40	Chief Executive Officer
Ron Peer	58	Deputy CEO, Marketing, Technology and Business Development
Lior Maza	37	Vice President of Corporate Finance, Chief Financial Officer
Joel Konicek*	58	Chief Operating Officer
Jim Peroutka*	54	Chief Technology Officer
Pete Martin*	62	Vice President, Vuance USA & President AAID Security Solutions
Kyle John	41	Vice President Sales, North America.
Thomas W. Connell II	41	Vice President Government Solutions

*Joined the Company as a result of the SHC transaction

Eyal Tuchman, Chief Executive Officer. In April 2006, Mr. Tuchman became Vuance’s Chief Executive Officer, after 4 years of service as Vuance’s Chief Financial Officer and Chief Operational Officer. Mr. Tuchman brings to Vuance years of experience in business development, finance and operational management in publicly traded companies. Prior to joining us in 2002, he served as Chief Financial Officer of Magam Group, a company traded on the Tel-Aviv Stock Exchange, from 1996 to 2002, and before that, was a Senior Auditor at Kesselman & Kesselman (today, PriceWaterhouseCoopers). Mr. Tuchman holds a Bachelor of Arts in Economics & Accounting from Ben Gurion University and is a certified public accountant.

Ron Peer, Deputy CEO, Marketing, Technology and Business Development. Mr. Peer has over 30 years of experience in the technology industry, where he has held top management positions. Mr. Peer has proved to be a successful leader in the Israeli and U.S. high-tech industries with broad and in-depth marketing and business vision. With proven experience and expertise in brand counterfeiting and document security solutions, he has directed startup and turnaround situations and also recruited and developed strong management teams. With his technological and operational experience foundations, rooted in the Israel Defense Forces as a Lieutenant Colonel, Mr. Peer maintains a successful international business and management career. Mr. Peer holds a Bachelor of Science degree in Electronic Engineering, and Business and Marketing Diplomas from Tel-Aviv University

Lior Maza, Chief Finance Officer. Mr. Maza has over 10 years of financial management experience, having served, from 2004 to 2007, as Director of Finance at PowerDsine, Ltd. (NASDAQ: PDSN), a pioneer in Power over Ethernet (PoE) solutions that was acquired by Microsemi Corporation (NASDAQ: MSCC). Prior to PowerDsine, Mr. Maza served for four years as the Corporate Controller of Invoke Solutions, a leading innovator of real-time, interactive research technology. Mr. Maza holds a Masters degree in Business Administration, graduate with distinction, from Heriot-Watt University, Edinburgh Business School. Mr. Maza is a certified public accountant.

Joel Konicek, Chief Operating Officer. Mr. Konicek was the former CEO and President of Security Holding Corp., and joined Vuance when SHC was acquired in 2007. He published Security, ID systems and Locks, the Book on Electronic Access Control in 1998.

Jim Peroutka, Chief Technology Officer. Mr. Peroutka was the former CTO of Security Holding Corp., and joined Vuance in 2007. As a 30 year veteran of the security industry, Mr. Peroutka is a specialist in RFID empowered electronic access control for wide area networks. Previously, he founded and led JRP Data Systems.

Pete Martin, Vice Presidet, Vuance USA and President AAID Security Solutions. Mr. Martin joined the Company in 2007. As a pioneer in the development of Intelligent Gate Control and Long Range Active RFID Systems, Mr. Martin has been involved with RFID applications and security for over 20 years. As a recognized industry leader, he has been a featured speaker at association events by ASIS, AFA, National Cargo Security Council (NCSC), American Association of Airport Executives (AAAE), RFID World Boston, Vartech, and the Americas’ Fire and Security Expo (AFSE).

Kyle John, Vice President Sales, North America. With over 14 years of security industry experience, Mr. John joined the Company in 2007. He previously served as Regional Sales Manager for two Fortune 500 companies, ADT Security Services and Cintas Corporation.

Thomas W. Connell II, Director, Government Solutions. Mr. Connell was the former CEO of Special Rescue Services and COO of Disaster Management Solutions, and joined Vuance in 2007. As a 15 year veteran of emergency services, he served on national standards committees such as National Fire Protection Association (NFPA), and worked with the Federal Emergency Management Agency, DHS, the Department of Justice, and the Department of Health and Human Services on multiple domestic preparedness initiatives after the September 11 terror attacks.

B.	Compensation

The aggregate amount of compensation paid by us to our board members, our Chief Executive Officer, Deputy CEO, Marketing, Technology and Business Development, Vice President, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer (collectively, the "Named Executive Officers") as a group for the twelve months ended December 31, 2007 was approximately $959 This sum includes amounts paid for salary and social benefit. In addition, we have provided automobiles to our executive officers at our expense.

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

As of December 31, 2007, we had set aside approximately $13,200 to provide pension, retirement or similar benefits for our board of directors and Named Executive Officers.

Option/SAR Grants during the Year Ended December 31, 2007

During the twelve months ended December 31, 2007, we granted options to purchase 267,600 ordinary shares under our Option Plan (as defined in “Share Options Plans” below) to nine of our Named Executive Officers at an average exercise price of $4.667. 61,200 options will expire in 2012 and of the remaining 206,400 options will expire in 2017.

Please refer to the Section captioned “Share Option Plan” under Item 6. E below for a description of our Option Plans.

 C.    Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office
Eli Rozen	Director Chairman of the Board	1988-present July 25, 2000-present
Avi Landman	Director	1988-present
Ilan Horesh	External Director	September 17, 2006-present
Jaime Shulman	Director	September 17, 2006-present
Michal Brikman	External Director	October 28, 2004 - October 27, 2007 *

* The reelection of Michal Brikman, who was elected as an external director on October 28, 2004 for a period of three years, was inadvertently left off the agenda of our 2007 annual general meeting of shareholders, and under Israeli law, an external director cannot be deemed reelected or continue in office until a successor is elected. Due to this oversight, since October 28, 2007, Ms. Brikman, has not qualified as our “external director,” but has continued to function as such and as a member of certain committees of our board of directors. Ms. Brikman has agreed to be reelected as our external director and to apply such election retroactively since October 28, 2007. Accordingly, we intend to propose to our forthcoming annual general meeting of shareholders to reelect Ms. Brikman as an external director for an additional period of three years commencing as of October 28, 2007. We also intend to have our board of directors and such committees ratify all of the actions that have been taken by them since the expiration of Ms. Brikman's initial term as our external director.

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. The Board of Directors is presently comprised of four members, one of whom was elected as external director under the provisions of the Israeli Companies Law (discussed below).

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external director Ilan Horesh, who shall hold office until September 2009.

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

At our 2003 Annual General Meeting held on June 30, 2003, Esther Koren and Avi Elkind were each re-elected to serve as external directors for an additional term of three years ending on June 30, 2006. However, Esther Koren resigned as a member of our Board of Directors due to personal reasons effective July 14, 2004. Ms. Michal Brikman was subsequently appointed to our Board of Directors as an External Director, which appointment was approved by our shareholders at a special general shareholder meeting on October 28, 2004. In addition, Ms. Brikman has been appointed to the Audit Committee and several other committees. Ms. Brikman's term as External Director, and consequently as a member of such committees expired on October 27, 2007, but we intend to propose to our forthcoming annual general meeting of shareholders to reelect Ms. Brikman as an external director for an additional period of three years commencing as of October 28, 2007. We also intend to have our board of directors and such committees ratify all of the actions that have been taken by them since the expiration of Ms. Brikman's initial term as external director. On September 17, 2006, our general meeting appointed Mr. Ilan Horesh as an External Director. In addition, Mr. Horesh has been appointed to the audit committee.

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

We have the following committees:

Audit Committee

 The Israeli Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors of a public company, any director employed by or providing other services on a regular basis to the company and the controlling shareholder or any relative of the controlling shareholder of such company may not be members of the audit committee of the company. Since the expiration of Ms. Brikman's term as an external director (on October 27, 2007) and due to the oversight omission of her reelection for an additional term of three years, we have not had an audit committee (the "Audit Committee") which complies with the requirements of Israeli law. During that period our “audit committee” continued to operate, however no event or action which under the Israeli Companies Law requires approval by the Audit Committee has occurred or been taken. We intend to propose to our forthcoming annual general meeting of shareholders to reelect Ms. Brikman as an external director for an additional period of three years commencing as of October 28, 2007. We also intend to have our board of directors and Audit Committee ratify all of the actions that have been taken by them since the expiration of Ms. Brikman's initial term as external director. In 2007 the Audit Committee adopted an audit committee charter which regulates its operations. According to our Audit Committee charter, the objective of the Audit Committee is to assist the Board of Directors’ oversight of: the Company’s accounting practices; the integrity of the Company’s financial statements; the Company’s accounting and financial reporting processes; the Company’s compliance with legal and regulatory requirements; the independent auditors’ qualifications, independence, and performance; audits of the Company’s financial statements; the internal audit function, and to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s independent auditors and internal auditors and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. Mr. Ilan Horesh Mr. Jaime Shulman and, until October 27, 2007, Ms. Brikman were the members of the Audit Committee.

Compensation (Remuneration) Committee

 We have a compensation committee (the "Compensation Committee"). In 2007 the Compensation Committee adopted a Compensation Committee charter, which regulates its operations. According to the Compensation Committee charter it is responsible for determining the compensation (including salaries, bonuses and equity incentive compensation awards) of executive officers, including the Chief Executive Officer, other senior management and members of the Board of Directors. Mr. Ilan Horesh and Mr. Jaime Shulman are at the present time the members of the Compensation Committee.

Nominating and Corporate Governance Committee Charter

On May 15, 2007, our Board of Directors approved the establishment of a Nominating and Corporate Governance Committee (the "Nominating and Corporate Governance Committee"). The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become board members, consistent with criteria approved by the Board of Directors, and recommending that the Board of Directors select the director nominees for election at the general meeting of shareholders. The Committee is also responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines, recommending any changes thereto, and overseeing the evaluation of the Board of Directors. The Nominating and Corporate Governance Committee is currently comprised of Mr. Ilan Horesh and Mr. Jaime Shulman.

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

 Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, proposed by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. We have appointed the office of Rozenblum-Holtzman as our internal auditor in accordance with the requirements of the Israeli Companies Law.

 D.    Employees

As of December 31, 2007 and 2006, we had 67 and 56 full-time employees, respectively. The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007

Research, Development & Manufacturing	24	26	23
Marketing and Sales	23	20	34
Administration	10	10	13
Total	57	56	70

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007

Israel	38	38	22
United states	5	5	43
Rest of the world	14	13	5
Total	57	56	70

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

As a result of the OTI Transaction we terminated the employment of approximately 19 employees that were employed by us in the E-ID Division (the above table includes, as of December 31, 2006, also the employees of the E-ID Division). Our current total number of employees is 66.

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

Generally, all nonexempt male adult citizens and permanent residents of Israel, under the age of 40, or older for reserves officers or citizens with certain occupations, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. Some of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

All of our employees have entered into confidentiality agreements. We have also granted certain employees options to purchase shares of our ordinary shares under our option plan. We consider our relationship with our employees to be good and have never experienced a strike or work stoppage.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and Named Executive Officers as of May 31, 2008. As of that date, we had 5,151,269 ordinary shares outstanding.

Name	Ordinary Shares held directly and beneficially		% of Outstanding Ordinary Shares as of May 31, 2008	Number of options outstanding	Exercise price	Expiration date
Eli Rozen	675,128	(1)	12.47%	109,817 8,500 42,500 85,000 51,000	2.4706 5.0000 5.0000 4.1180 5.0000	January 26, 2013 January 11, 2015 January 11, 2015 April 27, 2012 January 19, 2017
Avi Landman	422,580	(2)	8.17%	8,500 8,500 20,400	2.4706 5.0000 5.0000	January 26, 2013 January 11, 2015 January 19, 2017
Eyal Tuchman	120,550	(3)	2.29%	5,100 12,750 25,500 21,250 51,000	2.4706 2.4706 14.8235 5.000 4.4118	June 19, 2012 March 28, 2014 November 11, 2014 October 4, 2014 May 29, 2016
James Pertuka	131,153	(4)	2.55%	8,000	4.64	December 18, 2017
Joel Konicek	131,153	(5)	2.55%	8,000	4.64	December 18, 2017
Directors and Named Executive Officers as a Group ([10] persons)(7)	1,547,144	(6)	27.10%	561,017	2.4709 – 14.8235	January 2013 – February 2018

(1) Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 262,817 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, of which 135,317 ordinary shares are held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”).

(2) Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland Investments LLC, a limited liability company solely owned by Mr. Landman (“Ashland”), and (b) options to purchase 23,800 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008.

(3) Includes (a) 4,950 shares held directly by Eyal Tuchman, and (b) options to purchase 115,600 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008.

(4) Includes 131,153 shares held directly by James Pertuka.

(5) Includes 131,153 shares held directly by Joel Konicek.

(6) Includes options to purchase 435,364 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008.

(7) See notes 1, 2, 3, 4, 5 and 6. Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable or exercisable within 60 days of May 31, 2008) and has therefore not been separately disclosed.

All of our ordinary shares have identical voting rights.

Share Option Plans

On February 14, 1999, the Board of Directors adopted, and our shareholders subsequently approved, the 1999 Employee Stock Option Plan, which was amended and restated in March 2002 (the "1999 Option Plan"). We no longer use the 1999 Option Plan to issue stock options. In 2003, we adopted a new stock option plan under which we now issue stock options (the “Option Plan”). In December 2004, we filed a Registration Statement on Form S-8 with the SEC registering (i) 170,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 594,034 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 109,412 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is, subject to the provisions of the Israeli Companies Law, administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2007, 4,361,294 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

As a result of an amendment to Section 102 of the Israeli Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by us thereunder, capital gains derived by optionees arising from the sale of shares issued pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we had previously been entitled to do under Section 102. For certain information as to the Israeli tax reform, see “Taxation.” in Item 10.

On June 27, 2007, our Compensation Committee and board of directors approved a new option plan under which the Company may grant stock options to the U.S. employees of the Company and its subsidiaries. Under this new option plan, the Company may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007 the new option plan was approved by the shareholders of the Company at the general shareholders meeting.

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

During 2007, the board of Directors approved grants of options as follows:

Number of options granted	Exercise price

37,400	4.412
71,500	5.100
21,000	4.900
62,333	0.014
47,372	0.058
5,500	4.850
141,500	4.640
34,000	4.120

An additional 217,600 options were granted during 2007 to related parties including directors.

A summary of our stock option activity, and related information is as follows:

	Year ended December 31
	2005		2006		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	569,905	$5.71	595,971	$5.77	553,902	$5.12
Granted	91,801	$4.95	93,501	$4.42	638,205	$3.86
Exercised	(37,684)	$2.48	(43,152)	$2.48	(25,968)	$3.16
Canceled and forfeited	(28,051)	$5.53	(92,418)	$9.95	(89,383)	$5.06
Outstanding at end of year	595,971	$5.77	553,902	$5.12	1,076,756	$4.43
Exercisable at end of year	515,504	$6.06	481,651	$5.18	591,485	$4.81

The weighted average fair value of options granted during the reported period was $3.08, $1.89 and $2.87, per option, for the years ended December 31, 2005, 2006 and 2007, respectively.
The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2006 and 2007 grants: risk free rate of 5%, dividend yield of 0%, expected volatility factor of 57.14% and 57.20% respectively, and expected term of 3.09 and 3.64 years respectively.
Regarding the assumptions used for the proforma information required under FAS 123 in 2005 see Note 2w in the financial reports below.
The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical behavior of the employees and based on Management estimate.

Compensation expenses recognized by us related to our share-based employee compensation awards were $47,000 based on the provisions of APB 25, 225,000 and $1,032,000 based on the provisions of SFAS 123R for the years ended December 31, 2005, 2006 and 2007, respectively.

The options outstanding and exercisable as of December 31, 2007, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2007	Weighted average exercise price	Aggregate intrinsic value

$ 0.01 - $ 0.06	109,705	9.63	$0.03	$511	23,686	$0.06	$110
$ 2.47 - $ 3.06	184,243	4.69	$2.56	$392	184,243	$2.56	$392
$ 4.18 - $ 4.90	376,900	7.81	$4.42	$102	174,248	$4.21	$84
$ 5.00 - $ 5.89	347,050	6.65	$5.05	-	150,450	$5.07	-
$11.76 - $ 14.83	57,800	4.62	$14.69	-	57,800	$14.69	-
$ 23.64	1,058	0.25	$23.64	-	1,058	$23.64	-

	1,076,756		$4.43		591,485	$4.81

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $4.69 as of December 31, 2007, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2007 and changes during the year ended December 31, 2007 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2007	72,251	$2.29
Granted	638,205	$2.87
Vested	(190,853)	$3.02
Forfeited	(34,332)	$2.23
Non-vested at December 31, 2007	485,271	$2.77

As of December 31, 2007, there was $967,000 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $626,000 is expected to be recognized during the year 2008.

ITEM 7.    Major Shareholders And Related Party Transactions.

A.	Major shareholders

The following table lists the beneficial ownership of our securities as of May 31, 2008 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The principal address of our directors and executive officers listed below (all but Jacob Hassan, Special Situations Fund III, L.P., Special Situations Fund III, Q.P, Special Situations Cayman Fund, L.P. and Homeland Security Capital Corporation) is c/o Vuance Ltd., Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of May 31, 2008 and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Jacob Hassan (1)	398,881	7.74%
Avi Landman (2)	422,580	8.17%
Eli Rozen (3)	675,128	12.47%
Special Situations Fund III, L.P. (“SSF”)(4)
Special Situations Fund III, Q.P. (“SSFQP”)(5)	1,498,578	26.89%
Special Situations Cayman Fund, L.P. (“Cayman”)(6)
Homeland Security Capital Corporation ("HMSC") (7)	692,660	13.44%
Investor through convertible bond (8)	606,250	10.53%

(1)	Mr. Hassan’s address is 21 Shnat Hayovel, Hod Hasharon , Israel.
(2)
Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland, and (b) options to purchase 23,800 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008.

(3)
Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 262,817 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, of which 118,317 ordinary shares are held by Finel.

(4)
Includes (a) 63,646 ordinary shares, (b) warrants to purchase 16,871 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, (c) convertible bond which can be convert into 7,765 ordinary shares (d) 727,599 shares held by its affiliate, SSFQP, (e) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, (f) convertible bond which can be convert into 115,294 ordinary shares (g) 200,143 ordinary shares held by its affiliate, Cayman, (h) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008 and (i) convertible bond which can be convert into 31,427 ordinary shares.

(5)
Includes (a) 727,599 ordinary shares, (b) warrants to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, (c) convertible bond which can be convert into 115,294 ordinary shares, (d) 63,646 shares held by its affiliate, SSF, (e) warrants held by SSF to purchase 16,871 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, (f) convertible bond which can be convert into 7,765 ordinary shares, (g) 200,143 ordinary shares held by its affiliate, Cayman, and (h) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008 and (i) convertible bond which can be convert into 31,427 ordinary shares..

(6)
Includes (a) 200,143 ordinary shares, (b) warrants to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, (c) convertible bond which can be convert into 31,427 ordinary shares, (d) 727,599 shares held by its affiliate, SSFQP, (e) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, (f) convertible bond which can be convert into 115,294 ordinary shares, (g) 63,646 ordinary shares held by its affiliate, SSF, and (h) warrants held by SSF to purchase 16,871 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008 and (i) convertible bond which can be convert into 7,765 ordinary shares.

(7)
HMSC granted an irrevocable power of attorney to our Chairman of the Board of Directors, to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction. (the shares are subject to a lock-up and are not registered (See note 1a to the financial reports below)

(8)
Includes (a) warrants to purchase 106,250 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2008, (b) convertible bond which could be convert into 500,000 ordinary shares.

To the best of our knowledge based on the information known to us, there has not been any significant change in the percentage ownership of the our major shareholders during the last three years other than changes resulting from our private placements in 2004 and 2005, the issuance of convertible bonds in November 2006, the shares issued according to the acquisition of SHC, the exercise of warrants issued in those offerings, and the grant of options to Messrs. Rozen and Landman.

As of December 31, 2007, to the best of our knowledge based on the information available to us, we had approximately 23 registered holders of our ordinary shares.

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

On October 1, 2001, we entered into a consulting agreement with a company owned by the Chairman of our Board of Directors who was one of our co-founders. In consideration of these consulting services, we have undertaken to pay $ 10,500 per month plus motor vehicle expenses. In addition, we pay $1,500 per month as a director’s fee. During 2007 we paid $ 144,000 pursuant to this agreement.

On October 1, 2001, we entered into a consulting agreement with a company owned by a member of our Board of Directors, who was also one of our co-founders and a principal shareholder. On January 13 2005, the general shareholders meeting approved the following amendments to the consulting agreement:
•	As of the date of the approval of the General Shareholders Meeting, to increase the consideration set forth in the said agreement to an amount of $ 7,000 per month.
•	Upon the termination of the then exciting car lease agreement, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1,100 as of December 31, 2007), (excluding tax) per month.
•	To grant a one-time bonus of NIS 130,000 including VAT which was paid during the year 2005.
In addition the Company pays $ 1,500 per month as a director’s fee. In 2007 we paid $102,000 pursuant to this agreement. Also, on January 21, 2007, the General Shareholders Meeting approved the grant of options to acquire up to 20,400 ordinary shares of the Company at an exercise price of $5 per share under the Option Plan.

On October 1, 2001, we entered into a consulting agreement with a company owned by one of the co-founders of the Company. In consideration for these services, we have undertaken to pay $ 4,600 per month plus motor vehicle expenses. During 2007 we paid $71,000, pursuant to this agreement.

On January 21, 2007, the General Meeting of Shareholders approved the grant of options to the Chairman of the Board of Directors and to a director who is one of the co-founders to acquire up to 51,000 and 20,400, respectively ordinary shares of the Company, at an exercise price of $5.

On April 29, 2007, the General Meeting of Shareholders approved the grant of options to the Chairman of the Board of Directors and to two external directors to acquire up to 85,000 and 40,800, respectively ordinary shares of the Company, at an exercise price of$4.118 and $5 respectively.

On August 15, 2007, the General Meeting of Shareholders approved the grant of options to a director to acquire up to 20,400 ordinary shares of the Company, at an exercise price of $5.

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

Export Sales

Sales in Israel during each of the years 2005, 2006 and 2007 was $210,000, $194,000 and $371,000, respectively. Export sales during each of the years 2005, 2006 and 2007 was $8,252,000 (98% of the total sales volume), $8,601,000 (98% of the total sales volume) and $12,590,000 (97% of the total sales volume), respectively.

Legal Proceedings

We are party to legal proceedings in the normal course of our business. Other than as described below, there are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us cannot be accurately predicted, we do not believe that any of the claims and lawsuits described in this paragraph, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or cash flows for any quarterly or annual period.

On January 20, 2008, the Manufacturers Association of Israel (the "Plaintiff") filed a lawsuit with the labour court in Tel Aviv-Jaffa (the "Court") against us, seeking an amount of NIS 82,789 + VAT (as of June 20, 2008 approximately $25,700 + VAT) for service fees for the years 2001-2007, as well as legal expenses and attorney's fees of the Plaintiff. In addition, the Plaintiff has asked the Court to instruct us to submit the necessary documentation, certified by the Company's accountant, needed to calculate the service fees sought by the Plaintiff. The service fees sought by the Plaintiff are allegedly required on the basis of certain Collective Agreements that according to the Plaintiff apply to us through Extension Orders. On May 15, 2008, we submitted a statement of defense. On June 1, 2008, we sent the plaintiff a questionnaire. The lawsuit is scheduled for early hearing on November 9, 2008. At this point, we cannot estimate the outcome of the lawsuit.

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
A motion for leave to defend the lawsuit was filed with the Magistrate’s Court by both InkSure and us on June 15, 2006. On August 6, 2006, a settlement agreement was submitted to the Magistrate’s Court, pursuant to which InkSure agreed to pay Evilia the amount of $130,000 plus VAT. On August 13, 2006, the Magistrate’s Court approved the settlement agreement. We agreed to pay (and paid) InkSure half of the settlement amount.

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
We did not have any revenues from this project in 2005, 2006 and 2007.

On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber ("IAC"), in a case against the Ministry of Interior of the Slovak Republic relating to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,476,000 as of December 31, 2007) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $63,000 as of December 31, 2007) and SuperCom Slovakia's legal fees in the amount of EUR 63,611 (approximately $94,000 as of December 31, 2007). We have begun an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005 the commercial court of Vienna dismissed the claim. On October 21, 2005 the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688.50 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the Commercial Court’s decision have been unsuccessful.

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

On December 16, 1999, Secu-Systems Ltd. ("Secu-systems" or the "Plaintiff") filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. ("InkSure") (our former subsidiary, which became a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, the plaintiff asserted claims of breach of a confidentiality agreement between the plaintiff and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to the plaintiff by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to the plaintiff’s property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of the plaintiff. In addition, the court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to the plaintiff compensation in the sum of NIS 100,000 ($26,000 as of December 31, 2007) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($8,000 as of December 31, 2007). The plaintiff has filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above. On November 1, 2007, the Supreme Court accepted the Plaintiff's appeal, and stated that Inksure and us have breached the confidentiality agreement. Consequently, the appeal that had been filed by Inksure and us was dismissed. The Supreme Court instructed that the case will be returned to the District Court for determining the remedies to which Secu-Systems is entitled.

On February 18, 2008, the Plaintiff filed a petition with the District Court asking the court to allow the Plaintiff to amend the amount for which it sued as stated in the Statement of Claims to NIS 25,000,000 (approximately $6,500,000 as of December 31, 2007). The petition is mainly based on the fact that in 2002 Inksure was sold by us to a third party for a consideration of approximately $6,000,000 and upon the Plaintiff's assertion that such amount of consideration constitutes a benefit and/or profit which seems to have been derived from the breach of the confidentiality agreement and upon the assertion that the Plaintiff is entitled, in light of the Supreme Court's ruling with respect to the breach of the confidentiality agreement, to receive such amount. Another argument made by the Plaintiff relates to the profit which Inksure, allegedly, generated from the breach of the confidentialityagreement; this argument is based on a gross profit of $6,400,000 according to the financial statements of Inksure for the years 2002-2007. The Company's answer to the said petition has been filed but time has not been set yet for hearing of the petition.
On March 24, 2008, we provided our lawyers with an opinion of subject matter consultant, according to which, the following conclusions can be drawn:
a.	In light of the costs analysis, we had no economical profit from the sale of Inksure's shares.
b.
The consideration received from the sale of Inksure's shares in 2002, incorporates the value of the cash flow of Inksure following the sale. Therefore, a calculation based upon both the sale price and the future cash flow of Inksure is not accurate and does not reflectcustomary accountant standards, since it calculates the factor of the future cash flow twice.

c.
The examination of the results of Inksure's business activity in 2002-2007, as reflected in its financial reports, show that Inksure has not made any profits, and even suffered losses in the said period. The financial reports also show that Inksure had a negative cash flow in these years, which was financed by bank loans and fund raising.

In light of the above, provided that the subject matter consultant's opinion is adopted by the court, and further provided that Inksure's financial reports indeed reflect its business results, our lawyers are of the opinion that no material amounts will be awarded to the Plaintiff in these proceedings.

Due to the circumstances described above, we made an allowance of $100,000 that is reflecting the expected legal expenses related to this litigation.

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

In accordance with our Articles of Association, out Board of Directors may from time to time declare and cause the Company to pay to the shareholders such interim or final dividend as the Board of Directors deems appropriate considering the profits of the Company and in compliance with the provisions of the Israeli Companies Law.

Subject to the rights of the holders of shares as to dividends, and to the provisions of our Articles of Association, dividends, whether in cash or in bonus shares, shall be paid or distributed, as the case may be, to shareholders pro rata to the amount paid up or credited as paid up on account of the of their shares, without taking into consideration any premium paid thereon.

B.	Significant Changes

There have not been any significant changes since the date of the annual financial statements included under Item 18 of this Annual Report.

ITEM 9.	The Offer And Listing.

A.	Offer and Listing Details

The tables included below set forth information regarding the price history of the ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board/NASDAQ Capital Market for the periods indicated.

We were traded on the NASDAQ Europe stock market since April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our shares to Euronext Brussels stock market where we are currently traded under the symbol “VUNC”. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

 Our ordinary shares were quoted on the OTC Bulletin Board Market under the symbol “VUNC.OB”, from November 5, 2004 Until August 22, 2007.

Our ordinary shares approved for listing on the NASDAQ Capital Market and began trading effective August 23, 2007. The shares are traded on the NASDQ Capital Market under the symbol “VUNC”.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros as reported on the NASDAQ Europe stock market or the Euronext Brussels stock market, as applicable. (conversion to U.S. dollars is based on the exchange rate published by the Bank of Israel).. The following table also shows, for the periods indicated since November 5, 2004, the high and low closing prices of our ordinary shares on the OTC Bulletin Board Market or the NASDQ Capital Market, as applicable.

The Company has not issued any securities in connection with a pre-emptive issue.

	European market (1)		US market (2)
	Per share ($)		Per share ($)
Period	High	Low	High	Low
Annual
2003	4.41	1.65	N/A	N/A
2004	15.65	3.24	15.59	12.59
2005	16.41	3.12	15.06	3.29
2006	6.71	3.18	6.59	3.24
2007	5.28	3.58	6.18	3.82
Financial quarters
2006
First quarter	5.12	3.18	6.47	3.59
Second quarter	4.59	3.29	5.18	3.53
Third quarter	6.71	3.29	6.59	3.24
Forth quarter	6.00	4.71	5.88	3.94
2007
First quarter	5.24	3.58	5.41	3.82
Second quarter	5.28	3.58	6.18	5.10
Third quarter	4.97	4.21	5.22	4.42
Forth quarter	5.11	3.74	5.15	4.11
2008
First quarter	4.15	2.81	4.69	2.94
Most recent six months
December 2007	4.22	3.74	4.80	4.11
January 2008	4.15	3.16	4.69	3.39
February 2008	3.18	2.97	4.20	3.19
March 2008	3.09	2.81	3.60	2.94
April 2008	2.91	2.83	3.60	2.88
May 2008	2.85	2.47	3.50	3.00

(1) Our shares were quoted on the NASDAQ Europe stock market since April 19, 1999 and since October 23, 2003 on the Euronext Brussels stock market.

(2) Our ordinary shares were quoted on the OTC bulletin board from November 5, 2004 and since August 23, 2007, our ordinary shares were approved for trading on the NASDAQ Capital Market under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased.

 (3) Share prices are adjusted to give effect to our 1-for-5.88235 reverse share split effective for trading purposes on May 14, 2007.

On June 20, 2008, the last reported sale price of our ordinary shares on the Euronext Brussels stock market was 1.56 Euro equivalent to 2.424$ per share and on the Nasdaq Capital Market 3.10$ per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares have been listed for trade on the Euronext Brussels stock market, since October 23, 2003 under the symbol “SUP”, which became “VUNC” after our corporate name change on May 14, 2007. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

Since November 5, 2004, our ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB" which following our recent name change became “VUNCF.OB”. Since August 23, 2007, our ordinary shares were approved for trading on the Nasdaq Capital Market under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information.

A.	Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our memorandum of association and articles of association are attached hereto as noted in Item 19.

We are a public company organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel and we have been assigned company number 52-00-4407-4.

Set forth below is a summary of certain provisions of our Memorandum of Association (the "Memorandum"), the Articles of Association (the "Articles") and the Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum, which integrates into the text all amendments thereto since our incorporation, and the Articles, which were adopted in August 2007, are exhibits to this Form 20-F.

OBJECTS OF THE COMPANY

Pursuant to Section 2 of the Memorandum, the principal object for which we were established is to engage in the development, manufacture, implementation and marketing of computerized systems in general and computerized systems for producing tags, computerized photograph databases for the purpose of identification and for issuing various certificates in particular; consultation in the above fields; development, manufacture, implementation and marketing of any product based on the knowledge and expertise of the parties; and the purchase, sale, import, export and implementation of any action required to realize the above objectives.

DIRECTORS

Our Articles provide that the number of directors may be determined from time to time by the board of directors, and unless otherwise determined, the number of directors comprising the board of directors will be between four and ten. With the exception of our external directors, who are elected for three year terms in accordance with the Israeli Companies Law, our directors are elected for a one year term ending at the following annual general meeting of shareholders, However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed reelected at the same meeting. The general meeting may resolve that a director be elected for a period longer than by the next annual general meeting, but not longer than the third next annual meeting. Directors may resign or in certain circumstances be removed by our general meeting prior to the expiration of his term.

The board may appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting. In case an office of a director has been vacated, the remaining directors may continue to act in every matter so long as the number of its members is not less than the quorum required at the time for meetings of the board. If the number of members of the board decreases below said quorum, the board will not be entitled to act except in case of emergency or for appointing additional directors in order to fill vacant positions on the board or to call a general meeting of the shareholders. The board of directors elects one of its members to serve as the Chairman.

The board of directors may meet and adjourn its meetings as it deems fit, provided, however, that the board must meet at least once in every three months period. A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board is not less than 30% of the number of directors and in any event not less than two directors. Issues arising at any board of directors’ meeting are decided by a majority of votes cast at the meeting. In lieu of a board meeting a resolution may be adopted in writing if signed by all directors, and a meeting may also be held through telephone conference or other communications means, provided however that all participants may hear each other simultaneously.

Subject to the Companies Law, the board may delegate any of its powers to committees consisting of at least three directors, provided that each such committee shall include at least one external director. The board of directors may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed must exercise its powers in accordance with any directions given to it by the board. Under the Companies Law the board of directors must appoint an audit committee, comprised of at least three directors and including all of the external directors. The function of the audit committee is to review irregularities in the management of our business and recommend remedial measures. The committee is also required, under the Companies Law, to approve certain related party transactions.

FIDUCIARY DUTIES OF OFFICERS

The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

APPROVAL OF CERTAIN TRANSACTIONS

Under the Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the board of directors. Arrangements regarding the compensation of directors also require approval by the audit committee and the shareholders.

The Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter. If a majority of the directors has a personal interest in a transaction with us, such directors may be present at the deliberations and vote in this matter, and shareholder approval of the transaction is required.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital or voting rights, requires approval by the board of directors and the shareholders of the company. However, if the receiving party is not a director in the company, its CEO, or a controlling shareholder, and will not become a controlling shareholder as a result of the private placement, shareholder approval is not required if the allotted securities amount to less than twenty percent of the company's outstanding voting rights before the allotment. Since our shares are traded and were offered to the public only outside of Israel, and as long as our shares are not offered to the public or registered for trade in Israel, we are exempted from these limitations concerning private placements.

Under the Companies Law and as long as our Articles are not amended to determine otherwise, certain resolutions, such as resolutions regarding mergers, and windings up, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.

DUTIES OF SHAREHOLDERS

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary way towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company's authorized share capital;

•	a merger; or

•	approval of interested party transactions which require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty but provides that a breach of his or her duty is tantamount to a breach of fiduciary duty of an officer of the company.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS EXEMPTION OF OFFICE HOLDERS

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our Articles allow us to exempt our office holders from liability towards us for breach of duty of care to the maximum extent permitted by law.

OFFICE HOLDER INSURANCE

Our Articles provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for any act done by him or her by virtue of being an office holder, in respect of any of the following:

•	a breach of duty of care towards us or any other person,

•	a breach of fiduciary obligations towards us, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not be to our detriment,

•	a financial liability imposed on him or her in favor of another person, or

•	any other event for which insurance of an office holder is or may be permitted.

INDEMNIFICATION OF OFFICE HOLDERS

Our Articles provide that we may indemnify an office holder for the following cases of liability and expenses incurred by him or her as a result of an act done by him or her by virtue of being an office holder:

•
financial liability imposed upon said office holder in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law;

•	reasonable expenses of the proceedings, including lawyers’ fees, expended by the office holder or imposed on him by the court for:

(1)	proceedings issued against him by or on behalf of the Company or by a third party;

(2)	criminal proceedings in which the office holder was acquitted; or

(3)	criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or

•	any other liability or expense for which the indemnification of an officer holder is not precluded by law.

We have obtained directors and officers liability insurance for the benefit of our office holders.

LIMITATIONS ON EXEMPTION, INSURANCE AND INDEMNIFICATION

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty towards the company unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

REQUIRED APPROVALS

In addition, under the Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, an additional approval by our shareholders is required.

RIGHTS OF ORDINARY SHARES

Our Ordinary Shares confer upon our shareholders the right to receive notices of, and to attend, shareholder meetings, the right to one vote per Ordinary Share at all shareholders' meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by our board of directors; and upon liquidation or dissolution, the right to participate in the distribution of any surplus assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company. All Ordinary Shares rank pari passu in all respects with each other. Our board of directors may, from time to time, make such calls as it may think fit upon a shareholder in respect of sum unpaid in respect of shares held by such shareholder which is not payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments).

MEETINGS OF SHAREHOLDERS

An annual general meeting of our shareholders shall be held once in every calendar year not later than 15 months after the last annual general meeting at such time and at such place either within or without the State of Israel as may be determined by our board of directors.

Our board of directors may, whenever it deems fit, convene a special general meeting. Special general meetings may also be convened upon requisition in accordance with the Companies Law.

MERGERS

A merger of the Company shall require resolution adopted by a simple vote cast at a general meeting, not taking into account abstentions.

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

General Corporate Tax Structure

Israeli companies are generally subject, in 2007, to corporate tax at the rate of 29% on their taxable income. This rate was 34% in the 2005 tax year, 31% in the 2006 tax year and will be, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% thereafter.

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

Please note, The Income Tax Law (Inflationary Adjustments), 1985 will be null and void at the beginning of 2008 onward, Subject to transitions orders.

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

Israeli residents

The law in effect until December 31, 2005

Individuals:

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

(i)  2.The seller is a "significant shareholder" at the date of the sale of the securities or at any time during the 12-month period preceding the sale. A "significant shareholder" is defined in general as shareholder who holds, either directly or indirectly, alone or together with another, at least 10% of any form of a means of control in a company. The term "together with another" means together with a relative, or together with someone who is not a relative with which the individual, either directly or indirectly, has a regular cooperative agreement regarding the affairs of the company.

Companies not subject to the provisions of the Adjustment Law:

Companies not subject to the provisions of the Adjustment Law in 2005, will be taxed at a rate of 25% upon the capital gain on the sale of securities in the period 2006 – 2009. In 2010 and thereafter, capital gains will be taxed at a corporate rate, which in 2010 is expected to be 25%.

Companies subject to the provisions of the Adjustment Law:

The real capital gain on the sale of securities by a company subject to the provisions of the Adjustment Law will be taxed at the corporate tax rate applicable during the year of sale, as follows: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 – 25%.

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

In addition, pursuant to the Income Tax Treaty between Israel and the U.S., which we refer to as the Tax Treaty, gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the U.S. within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to US residents under the Tax Treaty, referred to as a Treaty US Resident, would not be subject to Israeli capital gains tax, unless such Treaty US Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

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

Residents of the U.S. generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

U.S. Federal Income Taxation

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

This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the U.S.; persons subject to the alternative minimum tax; persons holding ordinary shares or warrants as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or warrants pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

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

This summary only addresses ordinary shares and warrants that are held as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment, and were acquired upon original issuance at their initial public offering price. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares and warrants that is any of the following:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;
•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or
•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. It is expected that our ordinary shares will be “readily tradable” as a result of being listed on The NASDAQ Capital Market.

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

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average quarterly percentage, generally determined by fair market value, of our assets either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the ordinary shares are marketable stock. The ordinary shares will be “marketable stock” as long as they remain listed on NASDAQ, and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our ordinary shares will be treated, or continue to be treated, as regularly traded.

If the ordinary shares are marketable stock and you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ordinary shares and warrants for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ordinary shares and warrants will be adjusted to reflect the amount included or deducted.

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

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ordinary shares or proceeds on the disposition of ordinary shares and warrants paid within the U.S. (and, in certain cases, outside the U.S.) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S..

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Ordinary Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares and Warrants

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares and warrants, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are present.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Ordinary Shares and Warrants” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

          We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 60 days after the end of such quarter.

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

Our financial market risk includes risks related to international operations and related foreign currencies. We anticipate that sales outside of North America will continue to account for a significant portion of our consolidated revenue in 2008. To date, most of our sales have been valued in dollars. In future periods, we expect our sales to be principally valued in dollars, eliminating foreign currency exchange risk.

We value expenses of some of our international operations, such as Israel and Hong Kong, in each country's local currency and therefore are subject to foreign currency exchange risk. However, through December 31, 2007, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates, although we have incurred a loss of $109,000 in the year ended December 31, 2007 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel or Hong Kong that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

Our exposure to market risks for changes in interest rates relates primarily to our credit facility. At December 31, 2007, our financial market risk related to this debt was immaterial. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

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

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statements preparation and presentation.

ITEM 16. Reserved

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Michal Brikman, who, until October 27, 2007, chaired our audit committee, is an “audit committee financial expert.” Mr. Jaime Shulman is an independent director under NASDAQ Market Place Rule 4200(a)(15).

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

ITEM 16C. Principal Accountant Fees and Services

The following table presents the fees to our external auditors for professional services rendered in the years ended December 31, 2007 and 2006:

	2007	2006
Audit Fees	108,000	60,000
Audit-Related Fees	29,000	52,500
Tax Fees	5,000	5,000
All other Fees	-	-
Total	142,000	117,500

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

Hong Kong, 22 March 2007

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
SuperCom Asia Pacific Limited

We have audited the accompanying balance sheet of SuperCom Asia Pacific Limited (the “Company”) as of December 31, 2007, and the related statements of (loss), stockholders’ deficit and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

PKF
Certified Public Accountants
Hong Kong, China
February 13, 2008

VUANCE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	96

Consolidated Balance Sheets	97-98

Consolidated Statements of Operations	99

Statements of Changes in Shareholders' Equity	100

Consolidated Statements of Cash Flows	101-102

Notes to Consolidated Financial Statements	103-141

- - - - - - - - - - - - - - - - - - - - -

Fahn Kanne & Co.
Head Office
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
REPORT OF INDEPENDENT	P.O.B. 36172, 61361
REGISTERED PUBLIC ACCOUNTING FIRM	T +972 3 7106666
TO THE SHAREHOLDERS OF	F +972 3 7106660
VUANCE LTD.	www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Vuance Ltd. (the "Company") and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Supercom Asia Pacific Limited, a subsidiary, whose assets included in the consolidation constituted approximately 2% and 0.4% of total consolidated assets as of December 31, 2006 and 2007, respectively, and whose revenues included in the consolidation constituted approximately 26%, 20% and 10% of total consolidated revenues for the years ended December 31, 2005, 2006 and 2007, respectively. The financial statements of this subsidiary were audited by another independent registered public accounting firm, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of this subsidiary, is based solely on the report of the other independent registered public accounting firm.

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

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, ISRAEL
June 30, 2008

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

VUANCE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,444	$2,114
Restricted cash deposits	859	3,172
Marketable securities	11,077	4,054
Trade receivables (net of allowance for doubtful accounts of $ 3,487 and $ 3,500 as of December 31, 2006 and 2007, respectively)	2,625	2,463
Other accounts receivable and prepaid expenses	717	2,400
Inventories, net	270	566

Total current assets	17,992	14,769

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investment in restricted marketable securities of other company	4,431	-
Long-term trade receivables	79	-
Severance pay fund	239	309

Total investments and long-term receivables	4,749	309

PROPERTY AND EQUIPMENT, NET	160	218

OTHER ASSETS:
Goodwill	-	3,644
Intangible assets and deferred charges, net	197	2,012

Total other assets	197	5,656

Totalassets	$23,098	$20,952

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$668	$478
Trade payables	823	1,498
Employees and payroll accruals	533	299
Accrued expenses and other liabilities	3,428	6,641

Total current liabilities	5,452	8,916

LONG-TERM LIABILITIES:
Convertible bonds	2,255	2,441
Long-term loan, net of current maturities	67	-
Accrued severance pay	323	362

Total long-term liabilities	2,645	2,803

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.0588235 par value -
Authorized 6,800,000 and 12,000,000 shares as of December 31, 2006 and 2007, respectively;
Issued and outstanding: 4,001,126 and 5,124,779 shares as of December 31, 2006 and 2007, respectively	64	80
Additional paid-in capital	33,562	39,089
Accumulated deficit	(18,625)	(29,936)

Total shareholders' equity	15,001	9,233

Total liabilities and shareholders' equity	$23,098	$20,952

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2005	2006	2007

Revenues	$8,462	$8,795	$12,961
Cost of revenues	4,293	3,494	5,600
Inventory write-off	287	-	-

Gross profit	3,882	5,301	7,361

Operating expenses:
Research and development	1,182	1,362	1,716
Selling and marketing	3,003	5,619	9,041
General and administrative	2,968	2,737	3,192
Restructuring expenses	496	-	-
Litigation settlement expenses	129	108	34

Total operating expenses	7,778	9,826	13,983

Capital gain from the sale of the e-ID Division	-	10,536	-

Operating income (loss)	(3,896)	6,011	(6,622)
Financial expenses, net	(25)	(204)	(4,652)
Other expenses, net	(30)	(367)	-

Income (loss) before taxes on income	(3,951)	5,440	(11,274)

Taxes on income	-	-	(37)

Net income (loss)	$(3,951)	$5,440	$(11,311)

Earnings (loss) per share:

Basic earnings (loss) per share	$(1.25)	$1.37	$(2.57)

Diluted earnings (loss) per share	$(1.25)	$1.31	$(2.57)

Weighted average number of ordinary shares used in computing basic earnings/ loss per share	3,155,872	3,969,212	4,391,860

Weighted average number of ordinary shares used in computing diluted earnings/ loss per share	3,155,872	4,212,791	4,391,860

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares	Share capital		Additional paid-in capital	Deferred stock compensation	Accumulated Deficit	Receipt on account of shares	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	3,009,548	51		29,094	(59)	(20,114)	143	-	9,115
Deferred stock compensation	-	-		11	(11)		-	-	-
Issuance of shares in a private placement, net	685,485	9		2,047	-	-	-	-	2,056
Exercise of warrants and options	112,134	1		550	-	-	(129)	-	422
Receipt on account of shares to be allotted	-	-		-	-	-	550	-	550
Amortization of stock compensation	-	-		-	55	-	-	-	55
Net loss	-	-		-	-	(3,951)	-	$(3,951)	(3,951)
Total comprehensive loss								$(3,951)
Balance as of December 31, 2005	3,807,167	$61		$31,702	$(15)	$(24,065)	$564	-	$8,247
Reclassification upon adoption of SFAS 123(R)	-	-		(15)	15	-	-	-
Issuance of shares in a private placement, net	150,807	2		455	-	-	(550)	-	(93)
Exercise of options	43,152	1		105	-	-	(14)	-	92
Amounts attributed to warrants issued in connection with convertible bonds	-	-		282	-	-	-	-	282
Beneficial conversion feature on convertible bonds	-	-		632	-	-	-	-	632
Stock- based compensation	-	-		401	-	-	-	-	401
Net income	-	-		-	-	5,440	-	$5,440	5,440
Total comprehensive income								$5,440
Balance as of December 31, 2006	4,001,126	$64		$33,562	$-	$(18,625)	$-		$15,001
Issuance of shares in connection with acquisition of subsidiary (see note 1a)	1,097,426	16		4,319	-	-	-	-	4,335
Exercise of options	25,968	-	*	82	-	-	-	-	82
Increase in the fair value of conversion feature of convertible bonds due to modification of conversion terms	-	-		84	-	-	-	-	84
Stock- based compensation	-	-		1,072	-	-	-	-	1,072
Expenses related to the issuance of shares in a private placement occurred in the previous years	-	-		(30)	-	-	-	-	(30)
Issuance of shares due to reverse split	259	-		-	-	-	-	-	-
Net loss	-	-		-	-	(11,311)	-	$(11,311)	(11,311)
Total comprehensive loss								$(11,311)
Balance as of December 31, 2007	5,124,779	$80		$39,089	$-	$(29,936)	$-		$9,233

*Less than 1

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net Income (loss)	$(3,951)	$5,440	$(11,311)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	772	355	225
Accrued severance pay	52	128	(382)
Stock- based compensation	55	361	1,072
Capital gain from the sale of the e-ID Division	-	(10,536)	-
Amortization of discount on convertible bonds	-	30	268
Amortization of deferred charges	-	6	90
Write down of loan regarding an investment in an affiliated company	-	275	-
Realized loss from sale of marketable securities	-	-	1,116
Decrease in value of marketable securities, net	-	-	2,699
Loss on sale of property and equipment	-	8	58
Exchange differences on principle of long-term loan	-	12	9
Decrease (increase) in trade receivables	448	(1,442)	883
Decrease (increase) in other accounts receivable and prepaid expenses	517	254	(1,943)
Decrease (increase) in inventories	(40)	212	32
Increase (decrease) in trade payables	(365)	53	95
Increase (decrease) in employees and payroll accruals	(35)	211	(234)
Increase (decrease) in accrued expenses and other liabilities	(407)	1,586	2,433

Net cash used in operating activities	(2,954)	(3,047)	(4,890)

Cash flows from investing activities:

Purchase of property and equipment	(315)	(93)	(116)
Acquisition of subsidiaries net of cash acquired.*	-	-	(153)
Decrease (increase) in severance pay fund	(64)	(95)	278
Capitalization of software and intangible assets	-	-	(509)
Restricted cash deposits, net	41	229	(2,313)
Short term deposits, net	353	-	-
Proceeds from (investment in) marketable securities	(650)	650	-
Proceeds from sale of marketable securities	-	-	7,639
Amounts carried to deferred charges	-	(163)	(52)
Cash paid in respect of sale of the e-ID Division**	-	(52)	-

Net cash provided by (used in) investing activities	(635)	476	4,774

Cash flows from financing activities:
Short-term bank credit, net	120	(307)	(336)
Proceeds from issuance of convertible bonds and warrants, net	-	3,139	-
Issuance of share capital through a private placement, net of issuance costs	2,539	(183)	(30)
Proceeds from exercise of options and warrants, net	422	92	82
Long-term loan received	500	204	2,850
Principal repayment of long-term loan	(592)	(224)	(2,780)

Net cash provided by (used in) financing activities	2,989	2,721	(214)

Increase (decrease) in cash and cash equivalents	(600)	150	(330)
Cash and cash equivalents at the beginning of the year	2,894	2,294	2,444

Cash and cash equivalents at the end of the year	$2,294	$2,444	$2,114

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Supplemental disclosure of cash flows information:

* Acquisition of subsidiaries net of cash acquired.:

Assets and liabilities of the subsidiaries, as of date of purchase:
Working capital (excluding cash and cash equivalents)	-	-	$1,157
Property and equipment, net	-	-	(38)
Intangible assets	-	-	(1,531)
Goodwill recognized	-	-	(3,644)
Shares issued	-	-	3,903

	-	-	$(153)

** *** Cash paid in respect of sale of the e-ID Division

Assets and liabilities of the division, at the date of sale:
Working Capital, net	-	$2,073	-
Fixed assets, net	-	2,800	-
Intangible assets	-	47	-
Fair value of marketable securities received as proceeds, net	-	(15,508)	-
Capital gain from the sale of the e-ID Division	-	10,536	-

	-	$(52)	-

Cash paid during the year for:
Interest	$87	$76	$146

Supplemental disclosure of non-cash investing and financing activities:

Shares capital issuance against redemption of note payable to former shareholder of a subsidiary	$-	$-	$432
Accrued issuance costs	$109	$19	$-
Issuance of warrants to service provider	$-	$40	$-

The accompanying notes are an integral part of the consolidated financial statements

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

a.
Vuance Ltd. (formally Supercom Ltd.) (the “Company") was established in 1988 in Israel. The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market, since October 23, 2003 under the symbol “SUP”, which became “VUNC” after the corporate name change on May 14, 2007. The Company applied for delisting of its shares from the Euronext Brussels stock market, and its application was approved on May 6, 2008, effective August 4, 2008. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB" which following our recent name change became “VUNCF.OB”. Since August 23, 2007, the ordinary shares of the company were approved for trade on the NASDAQ Capital Market under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased.

The Company develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. The Company's solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. Regarding the e-ID activity after the closing of the sale of the e-ID Division to OTI, see below.

The Company is headquartered in Rockville, MD.

The Company sells its products through centralized marketing offices in different regions of the world. The Company has two wholly-owned marketing subsidiaries: Vuance Inc (formally Supercom Inc) in the United States and SuperCom Asia Pacific Limited in Hong Kong.

During the fourth quarter of 2005, the Company established a new subsidiary (80%), Vuance RFID Inc., (formally: Pure RF Inc.,) (incorporated in Delaware) which began operations during the first quarter of 2006. During the first quarter of 2006 Vuance RFID Inc., established Vuance RFID Ltd (formally Pure RF Ltd.) (100%) (incorporated and operating in Israel), and focuses on new technology and solutions for active tracking of people and objects. During February 2007, the Company purchased the remaining 20% from the minority of Vuance RFID Inc. for an amount of $100.

During the fourth quarter of 2006, the Company established a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007, and focuses on executing information technology and security projects.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

On July 3, 2007, through its wholly-owned subsidiary, Vuance Inc., the Company entered into an agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding share capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HMSC.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $4,335 in Vuance ordinary shares, direct expenses of approximately $600 as describe below. The closing date was August 28, 2007. SHC is a Delaware corporation engaged, directly and through its subsidiaries in the business of manufacturing and distributing of RFID enabled solutions, access control and security management systems. As consideration for the acquisition of SHC, the Company issued to the sellers 1,097,426 ordinary shares of the company. Subject to certain terms and conditions, in the event that the Company seeks to register any of its ordinary shares under the Securities Act of 1933 for sale to the public, then at HMSC’s request, the Company will use its reasonable best efforts to include the Company's Shares owned by HMSC in such registration. The Sellers agreed to a lock-up period during which, subject to certain exceptions, they will not sell or otherwise dispose of the Company's Shares. The restrictions on making such transactions will expire for HMSC - in eight equal installments, commencing on the end of the first calendar quarter following the Closing and each of the seven calendar quarters thereafter, and for the other Sellers - in twelve equal installments, commencing on the end of the first calendar quarter following the Closing and each of the eleven calendar quarters thereafter. HMSC also agreed that during such restriction period, upon the occurrence of any sale by HMSC of the Company's Shares due to HSMC’s bankruptcy, insolvency or otherwise by operation of law, Vuance Inc and the Company will have a right of first refusal to purchase all (but not less than all) of the Company's Shares held by HSMC on certain terms and conditions. HMSC further agreed that at the Closing it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company, to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction. As part of the Purchase Agreement, certain Sellers will assume, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the date of Closing. According to the Purchase Agreement, the Company guaranteed all of the obligations of Vuance Inc under such agreement.

During the fourth quarter of 2007 the acquired companies were merged to Vuance Inc.

The acquisition was accounted for under the purchase method and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combinations” (“EITF No. 99-12”) after consideration with the lock-up mechanism of the shares issued to the sellers. The results of operation acquired were included in the consolidated financial statements of the Company commencing August 28, 2007. (See also note 8)

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, as follows:

August 28, 2007

Intellectual Property	$525
Brand name	500
Customer Base	506
Liabilities	(240)
Goodwill	3,644

Total	$4,935

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

Goodwill includes but is not limited to the synergistic value, accesses to new growing markets and potential competitive benefits that could be realized by the Company from the acquisition.

Below are certain pro forma combined statement of income data for the years ended December 31, 2007 and 2006, as if the acquisition of SHC had occurred on January 1, 2007 and 2006, respectively, after giving effect to: purchase accounting adjustments, including amortization of identifiable intangible assets;. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2007 and 2006, respectively, nor is it necessarily indicative of future results.

	Year ended December 31,
	2006	2007
	Unaudited
Net sales	$12,500	$15,300

Net income (loss)	$2,170	$(13,950)

Basic earnings (loss) per share	$0.429	$(2.728)

Diluted earnings (loss) per share	$0.423	$(2.728)

In September 2007, the Company announced that it had entered into a definitive agreement to acquire, through its US subsidiary, Vuance Inc., the Credentialing Division of Disaster Management Solutions Inc., for approximately $100 in cash. In addition the Company undertook an obligation to pay up to $650 in royalties that will be paid upon sales of the advanced first responder credentialing system (named “RAPTOR”) during the first twelve months following the acquisition (the closing was in August 2007). The acquisition will complement Vuance’s incident management solutions business and add an advanced first responder credentialing system (RAPTOR) to the Critical Situation Management System (CSMS) product portfolio.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

On November 8, 2006, the Company announced that it had entered into an agreement with On Track Innovations Ltd. ("OTI") (NASDAQ: OTIV), under which OTI agreed to acquire the assets of the Company’s e-ID Division (including, inventory, fixed assets and intangible assets) for consideration consisting of 2,827,200 restricted ordinary shares of OTI. The transaction was completed on December 31, 2006. At the closing, the parties entered into a service and supply agreement pursuant to which the Company agreed to continue to provide services and receive revenues under certain existing ID and e-ID contracts for governmental and commercial projects in Europe, Asia and Africa. OTI will serve as a subcontractor for these projects. The 2,827,200 ordinary shares issued to the Company are subject to a lock-up agreement, whereby one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. On April 24, 2007, OTI filed a registration Form F-3, for the registration of the above mentioned shares, which became effective on May 2, 2007. The Company executed an irrevocable proxy appointing OTI's chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to the Company in connection with the transaction. As a result of the sale of the e-ID Division, the Company recognized $10,536 as a capital gain on the sale of the e-ID Division in fiscal year 2006.
The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares, the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550) associated with the sale.
The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares received by the Company from OTI that will be transferred to consultants, as a finder and legal fee, in connection with the transaction (the investment of the Company in OTI’s shares includes the shares held by the Company, net of the shares that will be transferred to the consultants). As of December 31, 2007, the Company holds 1,308,483 shares of OTI of which 108,040 are held by the Company but relate to consultants. See Note 3.
As a result of the transaction, the Company terminated the employment of certain employees that were employed by the Company in the e-ID Division.
In connection with the completion of the sale, during January 2007, a $2,500 loan was extended to the Company by a financial institution. In order to secure this loan, the Company deposited OTI shares in favor of the financial institution. The loan was repaid during the year 2007.

b.	Concentration of risk that may have a significant impact on the Company:

The Company derives most of its revenues from several major customers. (As of December 31, 2007, an amount of $1,496 out of the $2,463 trade receivables balance consists of one customer) See also Note 16c.

The Company purchases certain services and products used by the Company to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

Profitability of the Company’s investment in OTI’s ordinary shares depends on the share price and the ability to sell the OTI ordinary shares. See Note 3.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

c.	On November 21, 2006 the Company announced that it had raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. See Note 13

d.
The Company has incurred substantial losses and negative cash flows since its inception. The Company had an operating cash flow deficit in each of 2005, 2006, and 2007. As of December 31, 2007, the Company had an accumulated deficit of approximately $29,936. The Company incurred net losses of approximately $3,951and $11,311in the years ended December 31, 2005 and December 31, 2007, respectively. For the year ended December 31, 2006 the Company would have incurred a net loss of $5,096, excluding the $10,536 capital gain from the sale of the e-ID Division. The Company expects to have net operating losses and negative cash flows for the foreseeable future, and expects to spend significant amounts of capital to enhance its products and services, develop further sales and operations and fund expansion. As a result, the Company will need to generate significant revenue to achieve profitability. Even if the Company does achieve profitability, the Company may not be able to sustain or increase profitability on a quarterly or annual basis. However, the company believes that, the current working capital (including current cash and cash equivalents and marketable securities, in addition to revenues expected to be generated from the business operations) is sufficient for the Company’s present requirements and will satisfy the operating capital needs at least till the end of 2008 based upon the company anticipated business activities. However, the company may need additional capital within 2008, if it will undertake large projects or have a delay in one of the anticipated projects. If the company fail to raise such additional capital, there might be need to implement certain operational changes in order to decrease the expenditure level.

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

Monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation" (“SFAS No. 52”). All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expenses as appropriate.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

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

The entire balance of marketable securities as of December 31, 2006 and 2007, consists of marketable securities received in connection with the OTI transaction. Marketable securities of OTI that were considered to be restricted, because the sale of such securities was prohibited for a period longer than 12 months, were accounted at cost net of write down for any permanent decrease in value. These securities were presented in the balance sheets at December 31, 2006 as “Investment in restricted marketable securities of other company”. There was no such balance at December 31, 2007.
Such securities that were not considered restricted according to the provisions of SFAS No. 115, were classified as available-for-sale and were stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income in a separate component of shareholders’ equity, net of taxes. Realized gains and losses on the sale of such securities, as determined on a specific identified basis, are included in the consolidated statement of operations. SFAS 115, ", SAB 59, "Noncurrent Marketable Equity Securities" and other related pronouncements require the company to perform periodic reviews of individual securities to determine whether a decline in the value of a security is other than temporary. Impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its original cost, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or a current fair value of the investment that is less than its carrying value.
When persuasive evidence exists that causes the Company to determine that a decline in market value of equity securities is other than temporary, the unrealized losses that are considered to be other than temporary are charged to income as an impairment charge.
Since all OTI securities were received by the Company on December 31, 2006,(upon the closing of the OTI transaction) no unrealized gains or losses were recognized during fiscal 2006. During 2007, the Company recorded write down expenses in an amount of $ 2,699 due to a decline in the fair value of OTI securities that is considered other than temporary. (See note 3)

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Allowance for doubtful accounts:

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

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw materials, parts and supplies - using the “moving average cost" method.

Finished products - on the basis of direct manufacturing costs, with the addition of allocable, indirect manufacturing costs.

i.	Investment in certain majority owned subsidiary:

The investment in a certain majority-owned company is presented using the equity method of accounting in accordance with Accounting Principle Bulletin No. 18, “The Equity Method of Accounting for Investments in Common Stock”, due to substantive participation rights held by the minority, which impact the Company’s ability to exert control over the subsidiary. See Note 6.

j.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.
Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

k.	Impairment of long-lived assets and intangible assets:

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less costs to sell.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Convertible Bonds:

1.	Beneficial conversion feature:

The Company has considered the provisions of EITF Issue No.00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, and determined that the embedded conversion feature should not be separated from the host instrument because it is qualifies for equity classification in paragraphs 12-32 of EITF Issue No.00-19. Furthermore, the Company applied Emerging Issues Task Force Issue No. 00-27 (EITF 00-27). “Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratios, to Certain Convertible Instruments,” which is effective for such instruments. This EITF Issue clarified the accounting for instruments with beneficial conversion features or contingency adjustable conversion ratios.

The beneficial conversion feature has been calculated by allocating the proceeds received in financing transactions to the convertible instrument and to any detachable warrants included in the transaction, and by measuring their intrinsic value based on the effective conversion price as a result of the allocated proceeds.

The amount of the beneficial conversion feature with respect to convertible bonds was recorded as a discount on the convertible bonds with a corresponding amount credited directly to shareholders’ equity as additional paid in capital. After initial recognition the discount on the convertible bonds is amortized as interest expenses over the term of the bonds.

2.	Issuance costs of convertible bonds – deferred charges:

Costs incurred in respect of obtaining financing through issuance of convertible bonds are deferred and expensed as financing expenses over the contractual term of the bonds.

3.	Modification (or exchange) of a convertible bonds

The company applied the provisions of EITF Issue 06-06 "Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments" ("EITF No. 06-6") which was reached to a final consensus in November 2006 and the provisions of EITF No. 96-19, "Debtor's Accounting or a Modification or Exchange of Debt Instruments", with respect to the modification of terms of convertible debt instruments. According to these pronouncements, the Company concluded that the modification of convertible loans that occurred during November 2007 did not result in a debt extinguishment (for subsequent events see note 19).

m.	Long-term trade receivables:

Long-term receivables represent amounts expected to be collected 12 months or more after the balance sheet date. Such amounts are initially recorded at fair value (present value of the face amount to be received). The difference between the present value and the face amount is treated as a discount and amortized as interest expense over the term of the receivables.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accrued severance pay and severance pay fund:

The liabilities of the Company for severance pay of its Israeli employees are calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or portion thereof. The Company's liability for all its employees is fully covered by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is presented as an asset on the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company’s obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $115, $159 and $57, respectively.

As of December 31, 2006, the severance pay balance and fund relating to employees whose employment was terminated due to the OTI transaction were presented as a current liability and a current asset, as applicable. During fiscal 2007, the Company paid these liabilities.

o.	Goodwill and Intangible assets:

Intangible assets, are amortized over their useful lives using the straight line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets".

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests, if certain events or indicators of impairment occur in accordance with SFAS No. 142. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value.

p.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, , royalties and long term contracts( including training and installation).

The sale of products involves the sale of active and passive RFID products, CSMS and raw materials. The Company sells its products in the USA through distributers and directly, in Asia Pacific through a local subsidiary and directly in the rest of the world.

Product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company is not obligated to accept returned products or issue credit on returned products, unless such return has been approved by the Company in advance and according to specific term and conditions. As of December 31, 2007, the Company had allowance for customers returns in the amount of $57.

Based on past experience, the Company does not provide for warranty costs when revenue is recognized. Warranty period is varying in length from 12 to 36 months.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applied the provisions of EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” for multiple element arrangements. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract, such as maintenance, support and services is accounted for as a separate unit when it provides the customer value on a stand-alone basis and there is objective evidence of the fair value of the related unit.

Maintenance and support revenues included in multiple-element arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

The Company is entitled to royalties upon of the issuance of a certificate. Such royalties are recognized when the sales are reported to the Company (usually on a monthly basis).

The Company recognizes certain long-term contract revenues, in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts”.

Pursuant to SOP 81-1, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as stipulated in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2007, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate; as the Company has the ability, using also independent subcontractor's evaluation, make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, the Company utilizes zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

The Company derives its revenues mainly from sale of hardware products and long term contracts that include embedded software that management considers to be incidental. Such revenues are recognized in accordance with SAB No. 104 and SOP 81-1, as mentioned above. However, in limited circumstances, the Company provides software upgrades in respect of the embedded software of hardware products sold to its customers in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

r.	Research and development costs:

Research and development costs (other than software) are expensed as incurred.

Research and development costs incurred in the process of software production before establishment of technological feasibility, are expensed as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or a working model.

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

s.	Income taxes:

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes” ("FIN 48 "). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109. According to FIN 48, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy, pursuant to the adoption of FIN 48 is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2007 financial statements. The adoption of FIN 48 did not have material effect on the financial position and results of operations of the Company.

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits, marketable securities and trade receivables. The Company's trade receivables are derived from sales to customers located primarily in Europe (including Eastern Europe), the United States, Asia Pacific, Africa, and Israel. The Company performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. See Note 2g above.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents, restricted cash deposits and marketable securities are deposited with major banks in the United States Israel and Hong-Kong. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

Regarding marketable securities received in connection with the OTI transaction. See Note 3.

The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. See Note 9a regarding bank credit denominated in currencies other than U.S. dollars.

u.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method and the dilutive potential of convertible bonds using the “if-converted method”, in accordance with SFAS No. 128, "Earnings Per Share".

The net income (loss) and the weighted average number of shares used in computing basic and diluted earning (loss) per share for the reported periods are as follows:

	Year ended December 31,
	2005	2006	2007
Net income (loss) used for the computation of basic earnings (loss) per share	(3,951)	5,440	(11,311)
Interest expenses on convertible bond	-	75	-

Net income (loss) used for the computation diluted earnings (loss) per share	(3,951)	5,515	(11,311)

	Year ended December 31,
	2005	2006	2007
Weighted average number of shares used in the computation of basic earnings (loss) per share	3,155,872	3,969,212	4,391,860
Add:
Additional shares from the assumed exercise of employee stock options and warrants, net	-	164,016	-
Weighted average number of additional shares issued upon the assumed conversion of convertible bonds	-	79,563	-

Weighted average number of shares used in the computation of diluted earnings (loss) per share	3,155,872	4,212,791	4,391,860

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All outstanding stock options, warrants and convertible bonds have been excluded from the calculation of the diluted net loss per share for the years ended December 2005 and 2007 since the Company reported losses for those years.
The number of potential shares from the conversion of convertible bonds options and warrants that have been excluded from the calculation were 1,121,083, 795,279 and 2,513,927 for the years ended December 31, 2005, 2006 and 2007 respectively.

v.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining their fair value disclosures for financial instruments:

At December 31, 2007 and 2006, the carrying amounts of cash and cash equivalents, restricted cash deposits, marketable securities, current trade receivables, other accounts receivable, trade payables, short-term bank credit and other accounts payable approximate their fair value due to the short-term maturity of such instruments. Regarding the fair value of marketable securities received from the OTI transaction, see Notes 2f above and 3.

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

w.	Accounting for stock-based compensation:

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

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, “Share-Based Payment” (SFAS 123R), a revision of SFAS No. 123, “Accounting for Stock Based Compensation (SFAS 123) and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the SEC.

SFAS 123R eliminates the use of APB 25 (and related interpretations) and the intrinsic value method of accounting, and requires to recognize, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date.

The Company adopted SFAS 123R (and the relevant principles of SAB 107) using the modified prospective method, as permitted under FAS 123R.  Accordingly, prior period amounts have not been restated. Under this method, the Company is required to record compensation expense for all awards granted after the date of adoption in accordance with the provisions of SFAS 123R and for the unvested portion of previously granted awards that remain outstanding at the date of adoption (January 1, 2006) in accordance with the original provisions of SFAS 123.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of adopting SFAS123R, the Company’s net income for 2006 and 2007 is $217 and $1,034 respectively less, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123R, the remaining balance of the Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation ($15), that were both reflected in shareholders’ equity at December 31, 2005, were reversed, as required by SFAS123 R. There was no net effect on total shareholders’ equity.

The following table summarizes relevant information for the year ended December 31, 2005 (prior to the adoption of SFAS 123R), under the Company's intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied:

Pro forma information under SFAS 123:

Year ended December 31,
2005
Net loss as reported	$(3,951)
Stock based compensation expenses determined under fair value based method	(1,475)
Stock based compensation expenses included in reported net loss	55
Pro forma net loss	$(5,371)
Basic and diluted net loss per share as reported	$(1.25)
Pro forma basic and diluted net loss	$(1.70)

The fair value of these options was amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.68%, with a dividend yield of 0%, volatility factors of the expected market price of the Company's ordinary shares of 101.9% and a weighted-average expected life of the option of five years.

x.	Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007, were approximately $ 21, $ 18 and $139, respectively.

y.	Comprehensive Income:

The Company has no comprehensive income components other than net income (loss) in the reporting periods.

z.	Recently issued accounting pronouncements:

SFAS No. 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. However, SFAS No. 157 does not require any new fair value measurement. FAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and its provisions should be applied prospectively (with a limited retrospective application). The Company chose to apply the provisions of SFAS No. 157 early, beginning January 1, 2007.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFASB Statement No. 115”

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFASB Statement No. 115” (“SFAS 159”). This pronouncement permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS  159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of SFAS 157 also. The Company is currently assessing the impact of SFAS No. 159 , if any on its financial position and results of operations.

SFAS No. 141(R), “Business Combinations”
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement will replace SFAS No. 141, “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of SFAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that SFAS 141(R) will have on its financial position and results of operations.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”
In December 2007, the SFASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 160 is prohibited. The Company has not yet determined the impact, if any, that SFAS No. 160 will have on its financial position and results of operations.

Staff Accounting Bulletin No. 110
In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) regarding the use of a "simplified" method, as discussed in SAB No. 107 ("SAB 107"), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment". Until December 31, 2007, SAB 107 allowed the use of the simplified method. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The Company believes that the adoption of SAB 110 will not have a material impact on its financial position and results of operations.

SFAS No.162, ”The Hierarchy of Generally Accepted Accounting Principles”
In May 2008, the FASB issued SFAS No.162”The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy).
SFAS 162 is effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of “Present Fairly in Conformity With Generally Accepted Accounting Principles””. The company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on its condensed consolidated financial statements.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 3:- MARKETABLE SECURITIES

The entire balance of marketable securities as of December 31, 2006 and 2007 consists of marketable securities received in connection with the OTI transaction.

As stated in note 1a above, 2,827,200 ordinary shares were issued to the Company in connection with the OTI transaction (hereinafter – "OTI shares") (of which 212,040 shares were received by the Company but relates to its consultants).

Securities which were not considered restricted according to the provisions of SFAS No. 115, were classified as available-for-sale and were stated at fair value (after consideration with the relevant restriction period of each portion).

Marketable securities of OTI that were considered to be restricted, because the sale of such securities is prohibited for a period longer than 12 months, were presented in the balance sheets as of December 31, 2006 as “Investment in restricted marketable securities of other company" and were accounted at cost, net of write down for any permanent decrease in value. There were no securities that are considered to be restricted under the provisions of SFAS No. 115, as of December 31, 2007.

During 2007, the Company sold 1,414,716 shares of the OTI shares for a total amount of $7,639 and recorded net realized losses in an amount of $1,116. The Company recorded write-down expenses in an amount of $2,699, due to the decline in the fair market value of OTI securities that is considered other than temporary.

As of December 31, 2007, the Company held 1,308,483 OTI shares (of which 108,040 are held by the Company but relate to its consultants in the OTI transaction) of which 373,594 and 373,594 (excluding the shares related to the consultant as mentioned above) are subject to the abovementioned lock-up agreement and are restricted for a three month and six month periods, respectively.

As required under SFAS No. 115 for available for sale securities, OTI securities (other than the portions that were considered to be restricted as of December 31, 2006) are stated at fair value. The fair value of OTI shares is measured on a recurring basis at each balance sheet date based on the market value of OTI securities, using quoted prices in active market (Level 1 inputs as defined in SFAS 157), and after consideration with the discount.

	December 31
	2006	2007

Available for sale securities	$11,077	$4,054
Investment in restricted marketable securities of other company	4,431	-

Total marketable securities	$15,508	$4,054

See also note 19

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007

Prepaid expenses	$178	$689
Government authorities	74	204
Advance payment to suppliers	16	1,455
Severance pay fund – current (*)	348	-
Others	101	52

	$717	$2,400

(*) The severance pay fund related to employees that were employed in the e-ID Division. See Note 1a.

NOTE 5:- INVENTORIES

	December 31,
	2006	2007

Raw materials, parts and supplies	$270	$94
Finished products	-	472

	$270	$566

On December 31, 2006, as part of the sale of the e-ID Division to OTI, all inventory related to the e-ID Division was transferred to OTI. See Note 1a.

As of December 31, 2007 the inventory is presented net of allowance of slow inventory in the amount of approximately $100,

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 6:-	INVESTMENT IN A CERTAIN MAJORITY OWNED SUBSIDIARY

In December 1997, the Company established SuperCom Slovakia , owned equally with another third party investor, in order to execute a transaction with the Ministry of Interior of the Slovak Republic.

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted such third party investor a loan in an amount of $275, bearing interest of 0.7% per month, for any amounts outstanding. Interest is compounded on the outstanding principal balance of the loan and is to be repaid under the same conditions as the outstanding principal balance.

The third party investor has an option to buy back 16% of the shares, for $1, upon repayment of the loan to the Company.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares. The Company has accounted for this investment using the equity method of accounting, due to the substantive participation rights held by the minority, which impacts the Company’s ability to exert control over the subsidiary.

During the fourth quarter of 2006, the Company wrote down the entire loan balance in that company due to litigation developments regarding this issue and due to low probability of collection. See Note 11c2. During the reported periods, the subsidiary had no operating activity.

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2006	2007
Cost:
Computers and peripheral equipment	$300	$287
Office furniture and equipment	211	193
Leasehold improvements	75	33

	586	513
Accumulated depreciation:
Computers and peripheral equipment	259	183
Office furniture and equipment	92	92
Leasehold improvements	75	20

	426	295

Depreciated cost	$160	$218

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007, were $746 (including write-down of leasehold improvements, see below), $335 and $38, respectively.

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

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 8:-	OTHER ASSETS

The deferred charges were incurred in respect of issuance of convertible bonds during November,2006 (an additional amount of $52 was recognized during 2007 with respect to that issuance). See Note 13

During the year 2007, the Company capitalized an amount of $280, related to the development of its CSMS product.

During February 2007, the Company purchased the remaining 20% of Vuance RFID, from the minority for an amount of $100, which related to patents.

During the third quarter of 2007, the Company acquired the Credentialing Division of Disaster Management Solutions Inc. for an amount of $100. As a result of this transaction the Company allocated costs to Intellectual Property.

During the third quarter of 2007, the Company acquired all of the issued and outstanding stock capital of SHC. As described in note 1a, the Company allocated cost to:
Intellectual Property, Brand name, Customer Base and Goodwill.

a. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 are as follows:

	December 31,
	2006	2007
Balance as of January 1	$-	$-
Goodwill resulting from acquisition (see note 1a)	-	3,644
Balance as of December 31	$-	$3,644

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 8:-	OTHER ASSETS (Cont.)

b.      Intangible assets and deferred charges

		December 31,
	Amortization period	2006	2007
Cost
Deferred charges	Over the contractual life of the bond	$203	$255
Capitalized research and development costs	3 Years	-	280
Patents	3 Years	-	104
Intellectual Property	3 Years (*)	-	650
Brand name	5 Years (*)	-	500
Customer Base	5 Years (*)	-	506

		$203	$2,295

Accumulated amortization
Deferred charges	$6	$96
Capitalized research and development costs		43
Patent	-	16
Intellectual Property	-	61
Brand	-	33
Customer Base	-	34
	-

	$6	283

Amortized cost	$197	$2,012

* Commencing on the closing date of the acquisition of SHC on August 28, 2007. See also note 1a.

Amortization of intangible assets amounted to $26, $20 and $277 for the years ended December 2005, 2006 and 2007, respectively.

Estimated amortization expenses for the next five years are $643, $632, $403, $200 and $134 in the years 2008, 2009, 2010, 2011 and 2012, respectively.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	BANK CREDIT

a.
As of December 31, 2007, the Company had credit lines from banks in an aggregate amount of $ 550 including long-term loans (from time to time the banks may increase the Company’s credit line for a limited period), of which $ 120 is denominated in NIS and bears interest at the prime rate plus an additional 0.5% - 2.5%, and $ 430 is denominated in U.S. dollars and bears interest at a rate of LIBOR plus 2.5% -2.9%. As of December 31, 2007, the U.S. LIBOR and prime rates were approximately 4.5% and 5.75% respectively.

The weighted average interest rates on the credit lines as of December 31, 2006 and 2007, were approximately 7.85% and 6.95%, respectively.

The Company had an unused credit facility in an amount of approximately $ 100 as of December 31, 2007, for which there is no fee.

b.	Long-term loans:

	December 31,
	2006	2007

Banks	$354	$82
Less - current maturities of long-term loans	287	82

	$67	$-

As of December 31, 2007, a loan in the amount of $ 28 bears annual average interest at a rate of LIBOR + 2.875% and a loan in the amount of $54 bears annual average interest at a rate of PRIME + 2.75%.

c.	Regarding guarantees and liens - see Note 11b.

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2006	2007

Customer advances (***)	$310	$4,334
Deferred revenues	285	258
Accrued expenses (*)	2,261	2,024
Accrued severance pay – current (**)	421	-
Other	151	25

	$3,428	$6,641

(*) As of December 31, 2006 and 2007, includes $450 and $105, respectively, related to the transaction with OTI and $1,376 and $1,099 related to marketing expenses, respectively.

(**)The accrued severance pay related to employees that were employed in the e-ID Division. See Note 1a.

(***)As of December 31, 2007, an amount of $4,318 relates to advances from customers with respect to long term contracts.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2009 - 2010.

On April 18, 2005, the Company signed a lease for new offices in Kadima, (Israel). The lease is for a period of five years commencing on November 1, 2005. The Company has an option to extend the lease period for an additional five years on similar terms. According to the lease, the monthly fee is $16.
The Company subleases a portion of these leased facilities.
As a result of the SHC acquisition, as described in note 1(a), the Company's subsidiary in the USA has several leased facilities in the USA. The main facility is in Wisconsin. According to the lease, the monthly fee is $5,while all the monthly fee for the other facilities is $14.5.
Future minimum lease commitments under non-cancelable operating leases (including the portion leased to subsidiary lessees as describe above) for the years ended December 31, are as follows:

2008	$603
2009	494
2010	445

$1,542

Rent expenses for the years ended December 31, 2005, 2006 and 2007, were approximately $369, $355 and $376, respectively.

b.	Guarantees, indemnity and liens:

1.
The Company issued bank guarantees in the amount of $59 to secure a certain lease of the Company. As a condition of these guarantees, the Company deposited $ 52, which is included as part of the restricted cash deposits.

2.
In order to secure bank credit and covenants to the bank, the Company pledged deposits in the amount of $481, as of December 31, 2007, in favor of Bank Otsar Ha-Hayal Ltd., which are included as part of restricted cash deposits.

Certain loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. As of December 31, 2007, the Company was in compliance with all of its financial covenants.

3.
In order to secure an agreement with a customer, the Company provided bank guarantees in the amount of $78. As a condition of this guarantee, the Company deposited $49 in the bank, which is included as part of restricted cash. The Company has granted a pledge in favor of Bank Otsar Ha-Hayal Ltd. on the funds and rights that are generated from Ethiopian immigration.

4.
The Company issued a bank guarantee in the amount of $2,550 to a supplier, related to a certain project of the Company with a European country. As a condition of these guarantee the Company deposited $2,590, which is included as part of the restricted cash deposits.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.
Under the sale agreement of the e-ID Division to OTI, the Company agreed to indemnify OTI for any breaches of the Company’s representations, warranties, covenants and obligations for twelve months from the closing date (December 31, 2006). The indemnification also covers any claim based on the Company’s alleged infringement on the intellectual property of any third party. As of the date of these financial statements there was no claim for breach from the OTI side.

c.	Litigation:

1.
In April 2004, the Department for Resources Supply of the Ministry of Ukraine filed a claim with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between the Company and the Ministry of Internal Affairs of the Ukraine, as void due to defects in the proceedings by which the Company was awarded the Contract. In July, 2004, the Arbitration Court declared the Contract as void. On April 27, 2005, the Company appealed the decision to the High Commercial Court of the Ukraine. In May 2005, the Department for Resources Supply of the Ministry filed a new statement of claim with the Arbitration Court for restitution of $1,048 paid to the Company by the Department for Resources Supply of the Ministry under the Contract. On September 27, 2005, the Company received a negative award issued by the Arbitration Court in the second claim. On December 12, 2005, the Company was informed that the Ukrainian Supreme Court had dismissed its appeal regarding the July 2004 decision. On June 29, 2006, the Ukrainian Supreme Court held that the Arbitration Court award was valid and legal under applicable law.

During February 2007, the Company received from the management body of the courts of Israel documents that were sent from the Ministry of Internal Affairs of the Ukraine regarding the claim for restitution of $1,048. The Company’s legal advisors have advised the Company that the documents were improperly sent and not in compliance with Israeli law. The Company intends to vigorously defend any motion to enforce the Arbitration Court award in Israel, and if necessary, to assert claims that the Ukrainian proceedings were legally defective and that no judgment based on these proceedings can be enforced in Israel.

Based on the opinion of its legal advisors, the Company believes that the above mentioned Ukrainian Arbitration Court decision is incorrect, as a matter of law, that the Ukrainian government’s claim has no merit and that the Ukrainian Arbitration Proceedings were legally defective. Therefore no provision has been made in the financial statements in respect of the claim for restitution of $1,048. However, due to the developments described above, the Company wrote off inventory in an amount of approximately $287 in the fourth quarter of 2005, and took possession of the remaining inventory that was previously delivered to the customer. In 2003, the Company increased the allowance for doubtful accounts in an aggregate amount of $2,133 for the remaining balance of the debt the Ukrainian government owes the Company.

The Company did not have any revenues from this project in 2005, 2006 and 2007.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,476 as of December 31, 2007) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $63 as of December 31, 2007) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $94 as of December 31, 2007). The Company has begun an enforcement proceeding to collect the arbitral awards. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005, the Commercial Court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688.50 within 14 days. On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful.

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

4.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the sum of NIS 100,000 ($26 as of December 31, 2007) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($8 as of December 31, 2007). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the ruling above. On November 1, 2007, the Supreme Court accepted Secu-Systems' appeal and stated that Inksure and the Company have breached the confidentiality agreement. Consequently, the appeal that had been filed by Inksure and the Comapny was dismissed. The Supreme Court instructed that the case will be returned to the District Court for determining the remedies to which Secu-Systems is entitled.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On February 18, 2008, Secu-System filed a petition with the District Court asking that the court allow Secu-System to amend the amount for which it sued as stated in the Statement of Claims to NIS 25,000,000 (approximately $6,500 as of December 31, 2007). The petition is mainly based on the fact that in 2002, Inksure was sold by the Company to a third party for a consideration of approximately $6,000 and upon Secu-System's assertion that such amount of consideration constitutes a benefit and/or profit which seems to have been derived from the breach of the confidentiality agreement and upon the assertion that Secu-System is entitled, in light of the Supreme Court's ruling with respect to the breach of the confidentiality agreement, to receive such amount. Another argument made by Secu-System relates to the profit which Inksure, allegedly, generated from the breach of the confidentiality agreement; this argument is based on a gross profit of $6,400 according to the financial statements of Inksure for the years 2002-2007. The Company's answer to the said petition has been filed but a date for the hearing of the petition has not yet been set.
On March 24, 2008, the Company provided its lawyers with an opinion of a consultant on the subject matter, whereby the following conclusions can be drawn:
4.1.	In light of the costs analysis, the Company had no economic profit from the sale of Inksure's shares.
4.2.
The consideration received from the sale of Inksure's shares in 2002, incorporates the value of the cash flow of Inksure following the sale. Therefore, a calculation based upon both the sale price and the future cash flow of Inksure is not accurate and is not in line with customary accountant standards, since it calculates the factor of the future cash flow twice.

4.3.
The examination of the results of Inksure's business activity in 2002-2007, as reflected in its financial reports, show that Inksure has not made any profits, and even suffered losses in the said period. The financial reports also show that Inksure had a negative cash flow in these years, which was financed by bank loans and fund raising.

In light of the above, provided that the subject matter consultant's opinion is adopted by the court, and provided further that Inksure's financial reports indeed reflect its business results, the Company's lawyers are of the opinion that no material amounts will be awarded to Secu-System in these proceedings.

Due to the circumstances described above, the Company made an allowance of $100 that reflects the expected legal expenses related to this litigation.

5.
On May 1, 2006, Evilia Investments Ltd. (“Evilia”) filed a claim in the Tel Aviv- Jaffa Magistrate’s Court for damages against InkSure Ltd. and against the Company, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530) plus interest allegedly due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into between Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the “Agreement”), as to which Vuance is a guarantor. A motion for leave to defend the lawsuit was filed with the Court by both InkSure and the Company on June 15, 2006. On August 6, 2006, a settlement agreement was submitted to the Court, pursuant to which InkSure agreed to pay Evilia the amount of $130 plus VAT. On August 13, 2006, the Court approved the settlement agreement. The Company agreed to pay (and paid) InkSure half of the settlement amount.

6.	Regarding subsequent events see Note 19d.

d.	In a certain transaction, the Company is obligated to pay a certain percentage of the revenues to third parties.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-	TAXES ON INCOME

a.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

Results of operations for tax purposes are measured in terms of earnings in NIS after adjustments for changes in Israel's Consumer Price Index ("CPI"). Commencing January 1, 2008, this law is void and in its place there are transition provisions, whereby the results of operations for tax purposes are to be measured on a nominal basis. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the functional currency and the tax bases of assets and liabilities.

b.	Reduction in corporate tax rates:

On July 25, 2005, the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) - 2005, gradually reducing the tax rate applicable to the Company as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.
According to a previous amendment to the Income Tax Ordinance (No. 140) 2004, the tax rates were reduced as follows: in 2004 - 35% and in 2005 - 34%.

c.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the country in which they are located.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
Tax Benefits:	2006	2007

Operating loss carryforward	$4,958	$7,951
Reserves and allowances	930	2,125

Net deferred tax asset before valuation allowance	5,888	10,076
Valuation allowance	(5,888)	(10,076)

Net deferred tax asset	$-	$-

Deferred income taxes consist of the following:
Domestic	$4,820	$7,040
Valuation allowance	(4,820)	(7,040)

Foreign	1,068	3,036
Valuation allowance	(1,068)	(3,036)

	$-	$-

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

As of December 31, 2007, the Company and its subsidiaries have provided valuation allowances of $ 10,076 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

e.	Net operating loss carryforwards and loss on marketable securities:

Vuance Ltd. has accumulated losses for tax purposes as of December 31, 2007, in an amount of approximately $ 19,793, which may be carried forward and offset against taxable income in the future for an indefinite period. Vuance Ltd. also has a loss on marketable securities in an amount of $4,679 which may be carried forward and offset against gains on marketable securities for an indefinite period.

As of December 31, 2007, Vuance's subsidiaries in the United States and Hong Kong have estimated total available carryforward tax losses of $8,371 and $ 893, respectively. In Hong-Kong tax losses are available to offset against taxable income, if any, for an indefinite period. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413, of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation, due to the SHC acquisition.

f.	Vuance Ltd has received final assessments until the tax year ended December 31, 2001.
Vuance’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.
Vuance’s subsidiary in Hong-Kong has an assessment that is considered to be final until the tax year ended December 31, 2000.

g.	Net income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2005	2006	2007
Domestic	$(2,787)	$6,250	$(8,526)
Foreign	(1,164)	(810)	(2,748)

	$(3,951)	$5,440	$(11,274)

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):
A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2005	2006	2007
Net income (loss) before taxes on income, as reported in the consolidated statements of operations	$(3,951)	$5,440	$(11,274)

Statutory tax rate in Israel	34%	31%	29%

Theoretical tax expenses (benefit)	$(1,343)	$1,686	$(3,269)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	1,021	384	3,170
Decrease in taxes resulting from utilization of carryforward tax losses for which deferred taxes were not created in the past	-	(2,402)	-
Differences in taxes resulting from rate applicable to foreign subsidiary and others	322	332	62
Actual income tax	$-	$-	$(37)

NOTE 13:-	CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500 were issued to a single investor, and Units valued at $656.5 were issued to Special Situation Funds (SSF), based on the participation rights provided in private placement during the year 2005, as described in note 14d2, which are existing shareholders of the Company. The Convertible Bonds mature three years from the date of issuance and bear interest at an annual rate of 8%. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principle of the bond). Payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into the Company's ordinary shares at a conversion price of $5 per share (see amendment below ). The investors were also granted Warrants entitling them to acquire a total of 134,154 ordinary shares at an exercise price of $5 per share during the next five years. In respect of this transaction, the Company paid approximately $215 cash as issuance expenses and granted an option to acquire up to 25,000 shares of the Company to a third party, exercisable at $5 per share. The fair market value of this grant was $ 40.

If the Company fails to fulfill certain conditions, the investors may accelerate repayment of the principal amount of $3,156.5 of the Convertible Bonds, in which case all interest payable until Maturity Date will immediately become due and payable.

Between February 10, 2008 and February 16, 2008, the Company has the option to call and redeem 100% of the Convertible Bonds at a price equal to (i) the aggregate principal amount of the bonds plus (ii) a redemption premium equal to fifteen percent (15%) of the aggregate principal amount plus (iii) any accrued but unpaid interest on the aggregate principal amount, calculated through the date of redemption. The Company did not realize its options to redeem the Convertible Bonds.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE13:-	CONVERTIBLE BONDS (Cont.)

The Company has considered the provisions of EITF Issue No.00-19, “The Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, and determined that the embedded conversion feature should not be separated from the host instrument because it is qualified for equity classification in paragraphs 12-32 of EITF Issue No.00-19. Therefore the transaction was accounted for in accordance with EITF 00-27, " Application of Issue No. 98-5 to Certain Convertible Instruments" and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The expiration date of the Warrants is November 2011.

As a result, the Company recorded an amount of $282 in respect of the Warrants and an amount of $632 as beneficial conversion feature in respect of the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital). The discount of the bonds as a result of the value assigned to the warrants and the beneficial conversion feature is amortized during the contractual term of the bonds.

In November 2007, due to a breach of certain conditions of the convertible bond, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, the Company signed an amendment to the agreement with the investors under which the Company was required to pay to one of the investors the abovementioned interest amount ($276) (any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company, (approximately 3% of the principle of the bond)) and to the other investors the Company changed the conversion ratio of the bond to $4.25. In a consideration the investors waived their right to accelerate the repayment of the bonds. The Company accounted for the amendment as a modification of the bond. As of December 31, 2007, the Company is in compliance with the amendment conditions of the convertible bond.

Regarding subsequent events see Note 19.

NOTE 14:-	SHARE CAPITAL

a.
The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, (since October 23, 2003) which became “VUNC” after the company name change on May 14, 2007. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB" which following the recent name change of the Company became “VUNCF.OB”. Since August 23, 2007, the ordinary shares of the Company were approved for trade on the NASDAQ Capital Market under the symbol “VUNC”.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective for trading purpose. Pursuant to this reverse share split each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value. Unless otherwise noted, all share and per share amounts for all periods presented (including numbers of options, warrants and convertible bonds) have been retroactively restated to give effect to this reverse split.

b.	During 2007, the Company increased its authorized share capital to 12,000,000 ordinary shares.

c.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE14:-	SHARE CAPITAL (Cont.)

d.	Stock options:

1.
On February 14, 1999, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1999 Employee Stock Option Plan, which was amended and restated in March 2002 (the “1999 Option Plan”). The Company no longer uses the 1999 Option Plan. In 2003, the Company adopted a new stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. The Option Plan is, subject to the provisions of the Israeli Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2007, 4,361,294 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

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

On June 27, 2007, our Compensation Committee and board of directors approved a new option plan under which the Company may grant stock options to the U.S. employees of the Company and its subsidiaries. Under this new option plan, the Company may grant both qualified (for preferential tax treatment) and non-qualified stock option. On August 15, 2007 the new option plan was approved by the shareholders of the Company at the general shareholders meeting.

2.
During 2005, the Board of Directors approved a grant of options to acquire up to 15,300 and 8,500 ordinary shares to certain employees at exercise prices of $5.24, and $4.18 per share, respectively. An additional 68,001 options were granted during 2005 to related parties. See Note 15d.

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

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:- SHARE CAPITAL (Cont.)

During 2007, the board of Directors approved grants of options as follows:

Number of Options granted	Exercise price

37,400	4.412
71,500	5.100
21,000	4.900
62,333	0.014
47,372	0.058
5,500	4.850
141,500	4.640
34,000	4.120

An additional 217,600 options were granted during 2007 to related parties including directors. See Note 15e.

3.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2005		2006		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	569,905	$5.71	595,971	$5.77	553,902	$5.12
Granted	91,801	$4.95	93,501	$4.42	638,205	$3.86
Exercised	(37,684)	$2.48	(43,152)	$2.48	(25,968)	$3.16
Canceled and forfeited	(28,051)	$5.53	(92,418)	$9.95	(89,383)	$5.06
Outstanding at end of year	595,971	$5.77	553,902	$5.12	1,076,756	$4.43
Exercisable at end of year	515,504	$6.06	481,651	$5.18	591,485	$4.81

The weighted average fair value of options granted during the reported periods was $3.08, $1.89 and $2.87, per option, for the years ended December 31, 2005, 2006 and 2007, respectively.
The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2006 and 2007 grants: risk-free rate of 5%, dividend yield of 0%, expected volatility factor of 57.14% and 57.20% respectively and expected term of 3.09 and 3.64 years respectively.
Regarding the assumptions used for the proforma information required under FAS 123 in 2005 see Note 2w above.
The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical behavior of the employees and based on Management estimate.
Compensation expenses recognized by the Company related to its share-based employee compensation awards were $47 based on the provisions of APB 25, $ 225 and $1,032 based on the provisions of SFAS 123R for the years ended December 31, 2005, 2006 and 2007, respectively.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:- SHARE CAPITAL (Cont.)

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2005	2006	2007

Cost of revenues	$5	$-	$5
Research and development expenses	3	32	336
Selling and marketing expenses	17	90	158
General and administrative expenses	22	103	533

	$47	$225	$1,032

The options outstanding and exercisable as of December 31, 2007, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2007	Weighted average exercise price	Aggregate intrinsic value

$ 0.01 - $ 0.06	109,705	9.63	$0.03	$511	23,686	$0.06	$110
$ 2.47 - $ 3.06	184,243	4.69	$2.56	$392	184,243	$2.56	$392
$ 4.18 - $ 4.90	376,900	7.81	$4.42	$102	174,248	$4.21	$84
$ 5.00 - $ 5.89	347,050	6.65	$5.05	-	150,450	$5.07	-
$11.76 - $ 14.83	57,800	4.62	$14.69	-	57,800	$14.69	-
$ 23.64	1,058	0.25	$23.64	-	1,058	$23.64	-

	1,076,756		$4.43		591,485	$4.81

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $4.69 as of December 31, 2007, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.
The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $62 ,$109 and $424 respectively, based on the Company’s average stock price of $5.57, $5.38 and $13.72 during the years ended respectively.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:- SHARE CAPITAL (Cont.)

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2007 and changes during the year ended December 31, 2007 is presented below:

	Options	Weighted-average grant-date fair value

Non-vested at January 1, 2007	72,251	$2.29
Granted	638,205	$2.87
Vested	(190,853)	$3.02
Forfeited	(34,332)	$2.23
Non-vested at December 31, 2007	485,271	$2.77

As of December 31, 2007, there was $967 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $626 is expected to be recognized during the year 2008, $255 during the year 2009 and $ 86 during the year 2010.

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
The warrants granted to the consultants as describe above were fully vested on the date of grant. The fair value of the warrants was $ 340 as computed using the Black & Scholes pricing model with the following weighted average assumptions: risk-free interest of 4.1%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 98.3%, and expected term of 2 years of the warrants. The Company recorded the issuance costs that resulted from the issuance of warrants to consultants during the reported periods, directly to additional paid in capital.
During the fourth quarter of 2004, 120,176 warrants were exercised for an aggregate amount of approximately $ 778 and approximately $ 130 was received in respect of 20,000 shares that were issued in 2005.
During 2005, 54,451 warrants were exercised for an aggregate amount of approximately $ 352.
During the years 2006 and 2007 no warrants were exercised.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:- SHARE CAPITAL (Cont.)

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

The warrants granted to the placement advisors as described above were fully vested on the date of grant. The fair value of the warrants was $ 15 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk-free interest of 4%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 74%, and expected term of 2 years of the warrants. The Company recorded the issuance costs directly to additional paid in capital.

As of December 31, 2007 no warrants were exercised.

3.
During 2005, 4,251 warrants were issued to a consultant. The fair value of the warrants was $13 as computed using the Black & Scholes pricing model with the following assumption: risk-free interest of 3.5%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 117.03%, and expected term of the warrants of 2 years. During the years 2005 and 2006, the Company recognized $8 and $5, respectively, as compensation expenses.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:- SHARE CAPITAL (Cont.)

4.
During 2006 and 2007, the Board of Directors approved a grant of options to acquire up to 75,651 and 44,000 shares respectively, to certain consultants. The exercise prices under the terms of the options range between $ 3.42 to $ 5.47 per share. The fair market value of the warrants is $ 162 and $ 55, respectively, as computed using the Black & Scholes pricing model with the following weighted average assumption: risk-free interest of 4.00% - 4.25%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 73.46% and 36%, respectively, and expected term of the warrants of 2.47 and 2.38 average years respectively. During 2006 and 2007, the Company recognized $131 and $38, as compensation expenses, respectively.

5.	A summary of the Company's warrants activity to consultants, investors (including warrants issued in connection with convertible bonds), and related information is as follows:

	Year ended December 31
	2005		2006		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	294,165	$6.00	525,111	$4.53	759,916	$4.65
Granted	305,397	$3.53	234,805	$4.95	44,000	$4.72
Exercised	(74,451)	$6.48	-	-	-	-
Canceled and forfeited	-	-	-	-	(21,231)	$5.00
Outstanding at end of year	525,111	$4.53	759,916	$4.65	782,685	$4.64
Exercisable at end of year	519,446	$4.48	737,250	$4.65	747,185	$4.63

The warrants to consultants, investors (including warrants issued in connection with convertible bonds), outstanding and exercisable as of December 31, 2007, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2007	Weighted average exercise price	Aggregate intrinsic value

$ 3.42 - $ 3.53	306,252	3.08	$3.53	$355	306,252	$3.53	$355
$ 4.42 - $ 4.85	71,200	6.33	$4.67	$1	44,200	$4.69	-
$ 5 - $ 5.48	282,355	2.70	$5.04	-	273,855	$5.03	-
$ 6.48	122,878	1.69	$6.47	-	122,878	$6.47	-

	782,685	3.02	$4.64		747,185	$4.63

6.
The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued on the date of grant, since, based on the opinion of Company Management, such measurement is more reliable than the fair value of services.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:- SHARE CAPITAL (Cont.)

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend on paying cash dividends in the foreseeable future.

g.	Convertible bonds and warrants - see Note 13.

NOTE 15:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors, who was one of the co-founders of the Company.

In consideration of these consulting services, the Company has undertaken to pay $10.5 per month plus motor vehicle expenses. In addition the Company pays $1.5 per month as a director’s fee. During 2005, 2006 and 2007, the Company paid $144, each year, pursuant to this agreement.

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, to increase the consideration set forth in the said agreement to an amount of $7 per month.
•	Upon the termination of the car lease agreement, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1 as of December 31, 2007), (excluding tax) per month.
•	To grant a one-time bonus of NIS 130,000 including VAT, which was paid during the year 2005.

In addition the Company pays $1.5 per month as a director’s fee. During 2005, 2006 and 2007, the Company paid $132, $102 and $102, pursuant to this agreement.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company has undertaken to pay $ 4.6 per month plus motor vehicle expenses. During 2005, 2006 and 2007, the Company paid $71, $72 and $71 respectively, pursuant to this agreement.

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

e.
On January 21, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors and to a director who is one of the co-founders to acquire up to 51,000 and 20,400, respectively ordinary shares of the Company, at an exercise price of $5.

On April 29, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors and to two external directors to acquire up to 85,000 and 40,800, respectively ordinary shares of the Company, at an exercise price of$4.118 and $5 respectively.

On August 15, 2007, the General Shareholders Meeting approved the grant of options to a director to acquire up to 20,400, respectively ordinary shares of the Company, at an exercise price of $5.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 16:- SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The following is a summary of operations within geographic areas, based on the location of customers and data regarding long-lived assets:

	Year ended December 31,
	2005		2006		2007
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	Assets(*)

Europe	$3,719	$-	$5,877	$-	$8,650	$-
Asia Pacific	2,173	16	1,730	18	1,330	13
Africa	2,158	-	621	-	823	-
United States	202	61	373	54	1,787	5,248
Israel	210	3,133	194	88	371	613

	$8,462	$3,210	$8,795	$160	$12,961	$5,874

(*) Long lived assets date includes allocation of intangible assets and goodwill amounts.

b.	Summary of operations based on products and services:

	Year ended December 31,
	2005	2006	2007

Raw materials and equipment	$6,538	$6,529	$9,315

Maintenance, royalties and project management	1,924	2,266	3,646

	$8,462	$8,795	$12,961

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2005	2006	2007

Customer A	23%	*	*

Customer B	11%	10%	8%

Customer C	-	-	17%

Customer D	22%	59%	50%

Customer E	10%	-	-

*) Less than 10%.

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 17:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2005	2006	2007
Financial expenses:

Interest, amortization of discount, bank charges and fees (*)	$(119)	$(178)	$(962)
Exchange differences	-	(109)	(109)
Decrease in value of marketable securities, net	-	-	(2,699)
Realized loss from sale of marketable securities	-	-	(1,116)

Total financial expenses	(119)	(287)	(4,886)
Financial income:

Exchange differences	28	-	-
Interest	66	83	234

Total financial income	94	83	234

Net total	$(25)	$(204)	$(4,652)

* In 2006 and 2007, includes $75 and $ 745 expenses related to convertible bonds, respectively.

NOTE 18:-	OTHER EXPENSES, NET

	2005	2006	2007
	Year ended December 31,

Write- down of loan regarding an investment in an affiliated company and other trade receivables	$-	$(321)	$-
Loss on sale of property and equipment, net	-	$(8)	-
Decline in market value of held-to-maturity securities	-	-	-
Other	(30)	(38)	-

	$(30)	$(367)	$-

VUANCE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 19:-	SUBSEQUENT EVENTS

a.	After the balance sheet date the price of OTI share decreased further.
b.
In June 2008, the Company reached an agreement with one of the investor (with a principle amount of $2,500), under which, among other things, the investor waived the Company's compliance with certain covenants under its Convertible Bond, in exchange for:
1. Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principal of the bond).
2. Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.
3. The Company undertakes to place a fixed charge on all incomes and/or rights in connection with certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of the Company to use part of the income.
4. Certain anti-dilution rights with respect to the warrants held by the single investor.
In addition, under certain circumstances the investor might have the right to demand an early payment of partial or full amount of the Convertible Bonds (up to the $2,500 as mentioned above).
As of June 30, 2008, the Company may be deemed not to be in compliance with certain covenants under our Convertible Bond with SSF in which case SSF could seek to accelerate payment of the unpaid principal amount and accrued interest under its Convertible Bond (an aggregate of approximately $740 as of June 30, 2008).  See also Note 13.

c.	Regarding the application of the Company to delist its shares from the Euronext Brussels stock market see note 1a.
d.
On January 20, 2008, the Manufacturers Association of Israel (the "Plaintiff") filed a lawsuit with the labour court in Tel Aviv-Jaffa (the "Court") against Vuance Ltd. ("the Company"), seeking an amount of NIS 82,789 + VAT (as of June 20, 2008 approximately $26 + VAT) for service fees for the years 2001-2007 as well as legal expenses and attorney's fees of the Plaintiff. In addition, the Plaintiff has asked the Court to instruct the Company to submit the necessary documentation, certified by the Company's accountant, needed to calculate the service fees sought by the Plaintiff. The services fees sought by the Plantiff are allegedly required on the basis of certain Collective Agreements that according to the Plaintiff apply on the Company through Extension Orders. On May 15, 2008 the Company submitted a statement of defense. On June1, 2008 the Company sent the plaintiff a questionnaire. The lawsuit is scheduled for early hearing on November 9, 2008. At this point, the Company cannot estimate the outcome of the lawsuit.

- - - - - - - - - - - -

ITEM 19.    Exhibits.

1.1*	Memorandum of Association of the Company.

1.2**	Articles of Association of the Company.

2.1*	Forms of Stock Certificates Representing Ordinary Shares.

4.1*	The Vuance Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.1(a)***	The Vuance Ltd. 2003 Israeli Share Option Plan

4.2*	Stock Purchase Agreement between Vuance and Elad Ink, dated as of March 4, 2002.

4.3*	Stock Purchase Agreement between Vuance and ICTS BV, dated as of April 29, 2002.

4.4*	Stock Purchase Agreement between Vuance and ICTS-USA, Inc., dated as of September 27, 2002.

8	List of Subsidiaries of Vuance Ltd.

11.1	Code of Ethics

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated June 30, 2008.

15.2	Consent of BDO McCabe Lo & Company, independent public accountants, dated June 26, 2008.

15.3	Consent of PKF, independent public accountants, dated June 26, 2008.

* Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Registration Statement on Form 20-F filed on September 14, 2004 (File No.: 0-50790).
** Previously submitted to the Securities and Exchange Commission on, and incorporated herein by reference to, Exhibit A to Exhibit 1 to the Company’s report on Form 6-K submitted on July 5, 2007 (File No.: 000-50790).
*** Previously filed as Exhibit 99.2 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-8 (File No. 333-121231 filed on December 14, 2004).

SIGNATURE

Vuance Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VUANCE LTD.

/s/ Eyal Tuchman
By:	Eyal Tuchman
Its:	Chief Executive Officer

Date: June 30, 2008