Form 20-F/A
period 2007-12-31
Vuance
filed 2008-08-21
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1 to Form 20-F)

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
Ordinary Shares, NIS 0.0588235 nominal value

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

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
Yes  ☐    No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on June 30, 2008 (the “Original Report”) is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of The NASDAQ Stock Market with respect to the disclosure contained in Item 15 “Controls and Procedures.” The disclosure in Item 15 “Controls and Procedures” is being revised and restated in full in accordance with such comments. Other than the foregoing Item, no part of the Original Report is being amended. This Amendment No. 1 does not reflect any events that occurred after the filing of the Original Report and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above. As a result, this Amendment No. 1 continues to speak as of June 30, 2008.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of December 31, 2007, were effective to provide reasonable assurance that (i) information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2007, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control - Integrated Framework.”

Based on our assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Inherent limitations on effectiveness of controls. Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Changes in internal control over financial reporting

During the period covered by the Original Report, no changes in our internal controls over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Our management made certain adjustments to our internal controls over financial reporting following the Company’s acquisition of the outstanding stock capital of U.S.-based Securities Holding Corp, which our management considered to be constructive for the Company’s controls of over financial reporting in light of such acquisition. Such adjustments are not deemed by our management to materially affect, or to reasonably be likely to materially affect, our internal controls over financial reporting.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

SIGNATURE

Vuance Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1.

VUANCE LTD.

By:	/s/ Eyal Tuchman
Eyal Tuchman
Chief Executive Officer
Date: August 21, 2008