Form 20-F
period 2008-12-31
Vuance
filed 2009-06-30
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,259,874 ordinary shares as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐ Yes    ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
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
Yes  ☐    No  ☐

TABLE OF CONTENTS

PART I

NOTES REGARDING FORWARD-LOOKING STATEMENTS	4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLES	6

ITEM 3. KEY INFORMATION	6

Selected Financial Data	6
Capitalization and Indebtedness	8
Reasons for the Offer and Use of Proceeds	8
Risk Factors	8

ITEM 4. INFORMATION ON THE CORPORATION	26
History and Development of the Corporation	26
Business Overview	30
Organizational Structure	42
Property, Plants and Equipment	43

ITEM 4A. UNSOLVED STAFF COMMENTS	43

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44
Operating Results	44
Liquidity and Capital Resources	56
Research and Development	59
Trend Information	59
Off-Balance Sheet Arrangements	60
Tabular Disclosure of Contractual Obligation	61

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	61
Directors and Senior Management	61
Compensation	64
Board Practices	65
Employees	67
Share Ownership	68

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	72
Major shareholders	72
Related Party Transactions	73
Interests of Experts and Counsel	74

ITEM 8. FINANCIAL INFORMATION	75
Consolidated Statements and Other Financial Information (Audited)	75
Significant Changes	77

ITEM 9 THE OFFER AND LISTING	78
Offer and Listing Details	78
Plan of Distribution	80
Markets	80
Selling Shareholders	80
Dilution	80
Expenses of the Issue	80

ITEM 10. ADDITIONAL INFORMATION	80
Share Capital	80
Memorandum and Articles of Association	80
Material Contracts	84
Exchange Controls	84
Taxation	84
Dividends and Paying Agent	92
Statement by Experts	92
Documents on Display	92
Subsidiary Information	92

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	92
Quantitative and Qualitative Information about Market Risk	92

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	93

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	93

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS	93

ITEM 15. CONTROLS AND PROCEDURES	94

ITEM 16. RESERVED	95

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	95

ITEM 16B. CODE OF ETHICS	95

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	95

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	96

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	96

PART III

ITEM 17. FINANCIAL STATEMENTS	96

ITEM 18. FINANCIAL STATEMENTS	96

ITEM 19. EXHIBITS	148

SIGNATURE	149

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectations concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. These forward looking statements include, but are not limited to, statements regarding: (i) our belief about our competitive position in the security access, tracking, asset management and monitoring, active and passive radio frequency identification (“RFID"), disaster recovery, Critical Situation Management System ("CSMS") and Credentialing ("RAPTOR") markets, and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to be able to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to be able to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance, including, without limitation to, our belief regarding the merit of the claim of the Department for Resources Supply of the Ministry of Ukraine against us and regarding the Secu-System claim. (See “Legal Proceedings” in Item 8.A); (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (ix) our expectations about our future revenues (or absence of revenues); (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi-ID issuing and control system with the government of a European country, the value of our agreement for our perimeter security and border control at European International Airport and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our new active and passive RFID technology and our CSMS and RAPTOR products; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for a significant portion of our net sales; (xvi) our expectations regarding the mix of our sources of revenues; (xvii) our belief about the sufficiency or insufficiency  of our capital resources and other sources of liquidity to fund our planned operations; (xiii) our expectations regarding our recurring revenues and backlog; (xix) our belief that we have not been a passive foreign investment company ("PFIC") for U.S. tax purposes; (xx) our belief regarding the impact of recently issued accounting pronouncements (see note 2(aa) to the financial statements included in this report) and adoption of new accounting pronouncements in the future on our earnings and operating results; and (xxi) our expectation regarding the success of the integration of the SHC business (as defined in “Risk Factors” in Item 3.D). All forward-looking statements are based on our management’s present assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including: changes in demand for our products; market conditions in our industry and the economy as a whole; variations, expansions or reductions in the mix of our product offerings; the timing of our product introductions; increased competition; introduction of new competing technologies; the increase of unexpected expenses; and such other factors discussed below under the captions “Risk Factors” in Item 3.D and “Operating and Financial Review and Prospects” in Item 5 and elsewhere in this Annual Report. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

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

Note: Unless otherwise indicated herein, the prices and quantities of our ordinary shares provided in this Annual Report reflect the 1 to 5.88235 share consolidation (reverse share split) that we completed on April 29, 2007 and which became effective for trading purposes as of May 14, 2007.

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisors.

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

        The following selected consolidated financial data as of December 31, 2004, 2005, 2006, 2007 and 2008 and for the years then ended have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

SUMMARY OF CONSOLIDATED FINANCIAL DATA YEAR ENDED DECEMBER 31,

	Audited
	(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	2004	2005	2006		2007		2008
SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	7,344	8,462	8,941	(*)	13,314	(*)	20,653
Cost of Revenues	3,730	4,293	3,494		5,600		8,452
Inventory write-off	—	287	—		—		—
Gross Profit	3,614	3,882	5,447		7,714		12,201
Operating Expenses:
Research and Development	845	1,182	1,362		1,716		2,571
Selling and Marketing	2,445	3,003	5,619		9,041		11,924
General and Administrative	1,955	2,968	2,737		3,192		3,299
Restructuring expenses	—	496	—		—		—
Impairment loss	—	—	—		—		3,235
Litigation settlement expenses	—	129	108		34		8
Total Operating Expenses	5,245	7,778	9,826		13,983		21,037
Capital gain from the sale of the E-ID Division	—	—	10,536		—
Operating Income (Loss)	(1,631)	(3,896)	6,157		(6,269)		(8,836)
Financial Income (Expenses), Net	(214)	(25)	(204)		(4,652)		(3,113)
OTHER INCOME (EXPENSES), NET	(27)	(30)	(367)		—		—
Income Loss before Taxes on Income	(1,872)	(3,951)	5,586		(10,921)		(11,949)

Taxes on income	—	—	(146	)(*)	(390	)(*)	(137)
Net Income (Loss) from continuing operations	(1,872)	(3,951)	5,440		(11,311)		(12,086)

Loss from discontinued operations	—	—	—		—		272
Net income (loss)	$(1,872)	$(3,951)	$5,440		$(11,311)		(12,358)
PER SHARE DATA:
Basic earning (loss) from continuing operations	$(0.75)	$(1.25)	$1.37		$(2.57)		$(2.34)
Diluted earning (loss) from continuing operations	$(0.75)	$(1.25)	$1.31		$(2.57)		$(2.34)
Basic and Diluted loss from discontinued operations	$—	$—	$—		$—		$(0.05)
Basic earning (loss) per share	$(0.75)	$(1.25)	$1.37		$(2.57)		$(2.39)
Diluted earning (loss) per share	$(0.75)	$(1.25)	$1.31		$(2.57)		$(2.39)
SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	2,894	2,294	2,444		2,114		812
Short term deposit	353	—	—		—		—
Marketable debt securities	—	650	11,077		4,054		—
Trade receivables (net of allowance for doubtful accounts of $ 3,500 and $ 3,478 as of December 31, 2007 and 2008, respectively)	1,463	1,053	2,625		2,463		840
Inventories	2,165	2,205	270		566		1,307
Total Current Assets	9,254	8,023	17,992		14,769		6,443
TOTAL ASSETS	13,938	12,276	23,098		20,952		8,935
Total Current Liabilities	4,259	3,218	5,452		8,916		10,424
Accrued Severance Pay	564	616	323		362		378
SHAREHOLDERS’ EQUITY/DEFICIT:
TOTAL SHAREHOLDERS' EQUITY/DEFICIT	9,115	8,247	15,001		9,233		(1,867)

 (*) Certain comparative figures have been reclassified to conform to the current period presentation. The changes were not material and did not affect net income, cash flow or stockholders equity.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following risks together with the other information in this Annual Report in evaluating our business, financial condition and prospects. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we consider immaterial may also impair our business operations, financial results and prospects. If any of the following risks actually occur, our business, financial results and prospects could be harmed. In that case, the trading price of our ordinary shares could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and related notes and the Section captioned “Note Regarding Forward-Looking Statements.”

We have a history of operating losses and negative cash flows and may not be profitable in the future.

We have incurred substantial losses and negative cash flows since our inception. We had an operating cash flow deficit in each of 2005, 2006, 2007 and 2008. As of December 31, 2008, we had an accumulated deficit of approximately $42,294,000. We incurred net losses of approximately $11,311,000 and $12,358,000 in the years ended December 31, 2007 and 2008, respectively. For the year ended December 31, 2006, we would have incurred a net loss of $5,096,000, but for the $10,536,000 capital gain from the sale of the E-ID Division. We expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion; and therefore, we may continue to have net operating losses and negative cash flows for the foreseeable future. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

We have partially funded our operations through the issuance of equity securities and convertible bonds to investors and may not be able to generate a positive cash flow from operations in the future. Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing or the sale of certain assets of the Company. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations. Even if we raise such additional capital, we may be required to reduce the scope of our operations and may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

The current economic and financial crisis may have a material adverse effect on our results.

The crisis of the financial and credit markets worldwide in the second half of 2008 has led to an economic slowdown worldwide, and the outlook for 2009 is uncertain. A continuation or worsening of unfavorable economic conditions, including the on-going credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. We may experience declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders or in the completion of projects, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future. Currently, we lack of short-term visibility as customers are focused on maintaining flexibility, reducing inventory and conserving their cash.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital.

The capital and credit markets have been experiencing extreme volatility and disruption for more than eighteen months. In the second half of 2008, the volatility and disruption reached unprecedented levels.  We need liquidity in our day-to-day business activities to pay our operating expenses and interest on our debt.

In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects.. If our internal sources of liquidity prove to be insufficient, there is a risk that external funding sources might not be available or available at unfavorable terms.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to raise additional capital to support business growth.

This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.

Depending on the impact on our business of the current economic crisis, we may face problems in managing any decline in our business.

If the current economic and financial crisis continues to have an adverse impact on the demand for products or their profitability, we may face difficulties in managing a decline in our business. Our success in handling a contraction of our business will depend on our ability, among other things, to:

—	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;
—
control inventories of components ordered by our contract manufacturers required to meet actual demand, including but not limited to handling the effects of excess inventories accumulated by such manufacturers;

—	reduce the costs of manufacturing our products;
—	continue to collect receivables from our customers in full and in a timely manner; and
—	properly balance the size and capabilities of our workforce.

If we are unable to manage a decline in business, we could fail to manage the costs associated with all aspects of our business, which would have a material adverse effect on our business and results of operations.

There is a material weakness in our internal control over financial reporting and we may not be able to remedy this material weakness or prevent future material weaknesses. If we fail to do so there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness in our internal control over financial reporting as identified by our management as of December 31, 2008 is summarized below.

Our improper segregation of duties in our finance department has not reduced to an acceptable low level the risk that material errors may occur and may not be detected on a timely basis by management in the normal course of business.

Notwithstanding the steps we have taken and continue to take that are designed to remediate the material weakness identified above, we may not be successful in remediating this material weakness in the near or long term and we may not be able to prevent other material weaknesses in the future. Any failure to maintain or implement required new or improved internal control over financial reporting, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or additional material weaknesses or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestations regarding the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002.

The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to miss our reporting deadlines and cause investors to lose confidence in our reported financial information, leading to a decline in the price of our shares. See “Item 15, Controls and Procedures” for additional information.

We may face a reduction in our revenues from our perimeter security and border control projects associated with the European Airport Project.

The revenues from our European International Airport Project for the years ended December 31, 2007 and 2008 were $2,182,000 and $9,722,000, respectively.  The revenues received from the European Airport Project are almost fully recognized through December 31, 2008, and we expect that approximately $1,896,000 will be recognized in 2009. Unless we have significant growth in our active RFID, Passive RFID (EAC) CSMS and RAPTOR business lines, we may face reduction in our revenues.

We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.

We depend on a limited number of customers for a substantial portion of our revenue. In the years 2006, 2007 and 2008, we derived 80%, 79% and 77% respectively, of our consolidated net revenue from four individual customers. In the year ended December 31, 2008, four of our customers accounted for 77% of our consolidated net revenues as follows: the government of a European country, European International Airport, Racine and the Israel government accounted for 47%, 26%, 2% and 1%, respectively, of our consolidated net revenues. A substantial reduction in sales to, or loss of, any of our significant customers would adversely affect our business unless we were able to replace the revenue we received from those customers, which replacement we may not be able to find. Specifically, changes that may negatively impact the political or economic stability and environment of the European country, from which we derive 26% of our consolidated net revenues under a 10-year contract, could adversely affect our business and future operations in such country.

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

On December 31, 2006, we sold our E-ID Division to On Track Innovations Ltd. (“OTI”), an Israeli public company (NASDAQ: OTIV). Simultaneously, we entered into a service and supply agreement with OTI under which OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete our obligations with regard to certain projects that were not transferred to OTI (the “Existing Projects”) (see description of this transaction under the caption “The OTI Transaction” in Item 4.A). We will be dependent on OTI to adequately provide such services, products, and materials in order for us to be in good standing under, and successfully complete, these projects. If OTI fails to fulfill its obligations and provide such services and products as necessary for the Existing Projects, it could delay our receipt of revenues for these projects, subject us to certain remedies available to our customers in the Existing Projects, and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

Our reliance on third party technologies, raw materials and components for the development of some of our products and our reliance on third parties for manufacturing may delay product launches, impair our ability to develop and deliver products or hurt our ability to compete in the market.

Most of our products integrate third-party technology that we license and/or raw materials and components that we purchase or otherwise obtain the right to use, including: operating systems, microchips, security and cryptography technology for card operating systems, which prevents unauthorized parties from tampering with our cards, and dual interface technology, which enables cards to operate in both contact and contactless mode. Our ability to purchase and license new technologies and components from third parties is and will continue to be critical to our ability to offer a complete line of products that meets customer needs and technological requirements. We may not be able to renew our existing licenses or to purchase components and raw materials on favorable terms, if at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology, and we may lose the potential competitive advantage such technology gave us. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to security issues, either of which could adversely affect our results of operations. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market could also be impaired.

We usually do not have minimum supply commitments from our vendors for our raw materials or components and generally purchase raw materials and components on a purchase order basis. Although we generally use standard raw materials and components for our systems, some of the key raw materials or components are available only from a single source or from limited sources. Many of our products are only available from limited sources. Even where multiple sources are available, we typically obtain components and raw materials from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation.

Delays in deliveries from our suppliers, defects in goods or components supplied by our vendors, or delays in projects that are performed by our subcontractors could cause our revenues and gross margins to decline.

We rely on a limited number of vendors and subcontractors for certain components of the products we are supplying and projects we perform. In some cases, we rely on a single source vendor or subcontractor. Any undetected flaws in components or other materials to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts or materials. Even though there are multiple suppliers, we purchase some of our components from single suppliers to take advantage of volume discounts, which presents a risk that the components may not be available in the future on commercially reasonable terms, or at all. Although we believe that there are additional suppliers for the equipment and supplies that we require, we may not be able to make such alternative arrangements promptly. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage our business reputation. We depend on subcontractors to adequately perform a substantial part of our projects. If a subcontractor fails to fulfill its obligations under a certain project, it could delay our receipt of revenues for such project and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

We have entered into an agreement to acquire all of the issued and outstanding stock capital of Security Holding Corporation. Certain unexpected outcomes of this acquisition are not yet known and there is still no assurance that the business combination will result in all of the benefits that we anticipated.

In July 2007, we entered into an agreement to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”).  The main reason behind the acquisition of SHC is our belief that the combined company would be better positioned to offer competitive RFID security solutions to existing and prospective customers.

Prior to completion of the acquisition, we conducted a due diligence review of SHC; however, we cannot guarantee that all contingent liabilities were brought to our knowledge. A material liability that had not been discovered in the due diligence process, or since, might affect our business.

In addition, this acquisition resulted in the recording of amounts related to goodwill and certain purchased intangible assets, that may result in additional impairment charges arising out of the write-off of such goodwill and intangible assets, which could negatively impact our business, financial condition and results of operations, and cause the price of our ordinary shares to decline. During 2008, we had to record goodwill impairment charges in the amount of $3,235,000.

We have entered into an agreement to acquire substantially all of the assets and liabilities of Intelli-Site, Inc. Certain unexpected outcomes of this acquisition are not yet known and there is still no assurance that the business combination will result in all of the benefits that we anticipated.

In March 2009, we entered into an agreement to acquire substantially all of the assets and liabilities of Intelli-Site, Inc (“Intelli-Site”).  The main reason behind the acquisition of Intelli-Site is our belief that the combined company will be better positioned to offer competitive RFID security solutions to existing and prospective customers. It is not yet clear whether all of the expected benefits of this business combination will be achieved.  We believe that the following are among the factors that may affect whether such benefits will indeed be achieved, and when such results will be known:
•	our ability to maintain and increase the sale of Intelli-Site products;
•	our ability to combine the operating activities of Intelli-Site with those of our U.S. subsidiary, Vuance, Inc.;

•	our ability to sell our products to Intelli-Site’s existing customers; and
•	our ability to maintain key employees of Intelli-Site;

Prior to completion of the acquisition, we conducted a due diligence review of Intelli-Site; however, we cannot guarantee that all contingent liabilities were brought to our knowledge. A material liability that had not been discovered in the due diligence process might affect our business.

In addition, this acquisition may result in the recording and later amortization of amounts related to goodwill and certain purchased intangible assets, or later impairment charges arising out of the write-off of such goodwill and intangible assets, which could negatively impact our business, financial condition and results of operations, and cause the price of our ordinary shares to decline.

We may pursue acquisitions or investments in complementary technologies and businesses. We may be unsuccessful in integrating the acquired businesses and/or assets of SHC and other complementary technologies and businesses, the acquisition of which we may pursue in the future, and such integrations could divert our resources and adversely affect our financial results.

Before the acquisition of SHC, we have not made any other acquisitions and our management has not had significant experience making acquisitions or integrating acquired businesses. Integrating the newly acquired business or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions, such as our agreement to acquire the issued and outstanding stock capital of SHC, could expose our business to unforeseen liabilities or risks associated with entering new markets. Consequently, we might not be successful in integrating the acquired businesses, technologies or products into our existing business and products, and might not achieve anticipated revenue or cost benefits. In the future, we may pursue acquisitions of, or investments in, additional complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis, or at all. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or require us to issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

Our dependence on third-party distributors, sales agents and value-added resellers could result in marketing and distribution delays, which would prevent us from generating sales revenues.

We market and sell some of our products using a network of distributors covering the United States. We establish relationships with distributors and resellers through agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the distributor. We do not have agreements with all of our distributors. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

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

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to successfully defend our industrial or intellectual property rights, we may lose rights to technologies that we need to develop our business, which may cause us to lose potential revenues, or we may be required to pay significant license fees for the use of such technologies. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. Our patent portfolio currently consists of two issued U.S. patents, four U.S. patent applications and one PCT. Generally, these patents, applications and PCTs relate to our government solutions and access control technologies.

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

Third parties may assert that we are infringing their intellectual property rights.

We may face intellectual property litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses, and divert the attention of management and technical personnel.

Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business. Other than the ongoing litigation with Secu-Systems Ltd., as described in Item 8 below under the caption “Legal Proceedings,” we have not been subject to intellectual property litigation to date. On August 8, 2003, we received a letter stating that we may be infringing certain patents of third parties with respect to our hot lamination process for plastic cards. We reviewed the claims made in the letter and we do not believe that our products or technology infringe any third party's patents as claimed in the letter. Since the initial letter, we received another letter dated July 13, 2004 from the same party requesting that we respond to their claim and stating that attractive licenses are available. On August 11, 2004, we responded to this letter and indicated that we were not infringing upon such parties’ patents. To date, no infringement claims have been filed against us in connection with the foregoing letters. We believe that hot lamination of plastic cards is a widely known process that is used by most card manufacturers. Even if it were determined that we are infringing such third party’s patents, we believe that we could use another process to laminate plastic cards without materially affecting our business. On December 2, 2005, we received a letter stating that we may be infringing certain patents of third parties with respect to our Smart DSMS product for incident response management. We reviewed the claims made in the letter and we do not believe that our products or technology infringe any third party's patents as claimed in the letter. On February 21, 2006, after thorough investigation that included legal counseling, we responded to the letter while declining the claims in the letter. Since the initial letter, we received another letter dated August 1, 2007 from the same party stating that "at least on the surface" it appears that we are infringing one of their patents based on a line written in our website. On September 6, 2007, we responded to this letter and indicated that we were not infringing upon such party’s patents. To date, no infringement claims have been filed against us in connection with the foregoing letters. We believe that the Smart DSMS product lacks key features recited in each of the claims mentioned because the product does not perform steps of assigning and recording as recited in the party's patent.

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

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain customers, as well as to OTI with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such customers.

We may be plaintiff or defendant in various legal actions from time to time.

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

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards. Although we have not experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market's perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners, thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market's perception of our products and services.

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

The markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop our business may not grow as much or as profitably as we hope.

Many of the markets that we target for our future growth are small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or as profitably as we hope. In February 2006, we announced the introduction of a new technology and solution for actively tracking people, objects and assets, Active RFID Tracking Systems (“PureRF”). This new technology, which expanded our homeland security offerings, was developed in response to growing market demand for asset tracking solutions in the homeland security and commercial markets. While the incident management and homeland security benefits provided by PureRF are relatively obvious, we have also identified other market opportunities in the public and private sectors of the economy.

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

In 2008, our revenues from the government market totaled approximately $15,873,000 compared to $4,780,000 from the commercial market. Although we believe the government market is critical to our success in the short term, we believe that both the government and commercial markets will be critical to our long-term success. The development of these markets will depend on many factors that are beyond our control, including the following factors (and other factors discussed elsewhere in the Risk Factors): (i) there can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market to the commercial market; (ii) the ability of public safety and other government agencies to access U.S. Department of Homeland Security and other homeland security-related grants for incident management and related purposes; (iii) the ability of the commercial markets to adopt and implement the active RFID solutions; and (iv) the ability of our management to successfully market our technologies to such government and/or commercial entities.

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

We need to develop our position as a provider of RFID enabled security solutions and Credentialing systems and services to earn high margins from our technology, and if we are unable to develop such position, our business will not be as profitable as we hope, if at all.

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

Due to the nature of our business, our financial and operating results could fluctuate.

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter and from year to year for the following reasons:

•	long customer sales cycles;
•	reduced demand for our products and services;
•	price reductions
•	new competitors, or the introduction of enhanced products or services from new or existing competitors;
•	changes in the mix of products and services we or our customers and distributors sell;
•	contract cancellations, delays or amendments by customers;
•	the lack of government demand for our products and services or the lack of government funds appropriated to purchasing our products and services;
•	unforeseen legal expenses, including litigation costs;
•	expenses related to acquisitions;
•	fluctuations in OTI's share price;
•	other non-recurring financial charges;
•	the lack of availability, or increased cost, of key components and subassemblies;
•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products; and
•	impairment loss of goodwill and intangible assets.

The fair value of Vuance, Inc., our U.S. subsidiary, has caused a significant goodwill impairment loss.

As part of the annual review for impairment in accordance with SFAS No. 142 and 144, in November 2008, we examined the fair value of the intangible assets and the goodwill and in doing so, considered in part, a third party expert services. The valuation referred to Vuance, Inc. as a single reporting unit. The valuation was conducted on a going concern basis. Since Vuance, Inc. is closely-held, and thus without a public market for its ownership interests, the appraisal was conducted according to common appraisal practices, and based on the Free Discounted Cash-Flows ("DCF") method.  In addition, we received market indication with respect to the fair value of Vuance, Inc. in the first quarter of 2009. Based on the above we were required to recognize an impairment loss in the amount of approximately $3,235,000.

The lead time for ordering parts for and manufacturing our products can be significantly long and therefore based on forecasted demands rather than actual orders received.

The lead time for ordering parts and materials and building many of our products can be many months. As a result, we must order parts and materials and build our products based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may produce more products than we can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory.

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

Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market share.

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

Our future success depends largely on the efforts and abilities of our executive officers and senior management and other key employees, including technical and sales personnel. The loss of the services of any of these persons could disrupt our business until replacements, if available, are found. We do not maintain any key-person insurance for any of our employees.

Our ability to remain competitive depends in part on attracting, hiring and retaining qualified technical personnel; if we are not successful in such hiring and retention, our business could be disrupted.

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

Some of our products are subject to government regulation of radio frequency technology which could cause a delay in introducing, or an inability to introduce, such products in the United States and other markets.

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

We are incorporated under Israeli law and we also facilitate offices located in Israel. Political, economic and military conditions in Israel may directly affect our operations and business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, in varying levels of severity, since September 2000. The election in early 2006 of representatives of Hamas, an Islamic resistance movement, to a majority of seats in the Palestinian Legislative Council and the resulting tension among the different Palestinian functions has created additional unrest and uncertainty. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, such as the armed conflict that occurred during July and August, 2006 between Israel and Hezbollah, a Lebanese Islamist Shiite militia group and political party, which involved rocket attacks on populated areas in Northern Israel, or political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Generally, all nonexempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. We believe that a maximum of three of our employees, approximately 6% of our employees at any one time, could be called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business, operating results and financial condition may be adversely affected.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Memorandum of Association and Articles of Association, and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders, and to refrain from misusing his power, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital and mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from oppressing any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our Articles of Association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, but provides that remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Certain of our officers and directors and our professional advisors are residents of Israel or otherwise reside outside of the U.S. Vuance Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the U.S. upon us or upon any such officers and directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon the civil liability of Vuance Ltd. or such persons under U.S. federal securities laws. We have been advised by our Israeli counsel that there is doubt as to whether Israeli courts would (i) enforce judgments of U.S. courts obtained against Vuance Ltd. or such officers and directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liabilities in original actions against Vuance Ltd. or such officers and directors and professional advisors predicated solely upon such U.S. laws. However, in accordance with the Israeli Law on Enforcement of Foreign Judgments, 1958-5718, and subject to certain time limitations, an Israel court may declare a foreign (including U.S.) civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•	the judgment may no longer be appealed;
•	the judgment is executory in the jurisdiction in which it was given;
•	the obligation, the subject matter of the judgment, is enforceable under Israeli laws of enforcement of judgments and is not contrary to public policy;
•	due process has been observed;
•	such judgment was rendered by a court which was competent to render such judgment according to the rules of private international law, as applicable in Israel;
•	such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the law suit is instituted in the foreign court.

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

We incur expenses for our operations in Israel in New Israeli Shekels ("NIS") and translate these amounts into U.S. dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations, as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency, at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques in the future (which we currently do not use), we will not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price. (See also Item 15, "Impact of Inflation and Currency Fluctuations")

We are exposed to special risks in foreign markets which may make operating in those markets difficult and thereby force us to curtail our business operations.

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

The September 11, 2001 terrorist attacks and continuing concerns about global terrorism, may have created an increased awareness for our security solutions in general. However, it is uncertain whether the actual level of demand for our products and services will grow as a result of such increased awareness. Increased demand may not result in an actual increase in our revenues. In addition, it is uncertain which security solutions, if any, will be adopted as a result of terrorism and whether our products will be a part of those solutions. The efforts of the U.S. in the war against terrorism, the war in Iraq, and the post-war reconstruction efforts in Iraq, may actually delay funding for the implementation of security solutions generally in the U.S. Even if our products are considered or adopted as solutions to terrorism concerns, the level and timeliness of available funding are unclear. These factors may adversely impact us and create unpredictability in our revenues and operating results.

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

Our ability to satisfy our debt service obligations, including making the payments under the convertible bonds we issued in November 2006, to a financial investor and to Special Situation Funds (the “Convertible Bonds”) will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations. In addition, we may need additional capital even to satisfy our present requirements if we undertake large projects or have a delay in one of our anticipated projects. If we fail to raise such additional capital, we may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.  In addition, Continuation of the Company's current operations after utilizing its current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing or the sale of certain assets of the Company. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restrictions imposed by our Convertible Bonds and other debt instruments may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest. Our failure to comply with our obligations under these instruments could lead to an acceleration of our indebtedness.

The indenture governing the Convertible Bonds contains certain covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to: (i) create liens; (ii) sell or otherwise dispose of assets; (iii) engage in transactions with our affiliates; and (iv) merge or consolidate with another entity or transfer all or substantially all of our assets. In addition, we undertook to maintain a certain level of EBITDA for as long as the Convertible Bonds are outstanding. These restrictions could limit our ability to obtain future financing, make acquisitions or capital expenditures, withstand economic downturns in our business, the industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that arise.

Our failure to make any payments due under our debt instruments, or to otherwise comply with any of the restrictions or our obligations thereunder, could result in an event of default under such instruments and lead to an acceleration of our related indebtedness. We are not certain whether we would have, or would be able to obtain, sufficient funds to make these accelerated payments. In that event, certain lenders could proceed against those of our assets that secure their debt.  As of December 31, 2008 and June 30, 2009, we are not in compliance with certain covenants under our Convertible Bond agreements, in which case the Convertible Bond holders could seek to accelerate payment of the unpaid principal amount and accrued interest under its Convertible Bond, an aggregate of approximately $4,420,000 as of June 30, 2009.  We are currently negotiating with the Convertible Bond holders. See Item 5.B, “Liquidity and Capital Resources,” regarding recent amendments to our agreements with the holders of the Convertible Bonds.

The number of ordinary shares that are available for sale upon exercise of our outstanding warrants, options and convertible bonds is significant in relation to our currently outstanding ordinary shares. Sales of a significant number of our ordinary shares in the public market, or the perception that they may occur, may depress the market price for our ordinary shares.

The number of ordinary shares available for sale upon the exercise of our outstanding warrants, options and convertible bonds is significant in relation to the number of ordinary shares currently outstanding. As of May 31, 2009, 5,460,874 of our ordinary shares were outstanding. In addition, we had a total of 1,254,101 ordinary shares issuable upon the exercise of outstanding options, which we have issued to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. As of May 31, 2009, we had a total of 857,185 ordinary shares issuable upon the exercise of outstanding warrants issued to investors and consultants, at various prices, which expire between 2009 and 2016. As of May 31, 2009, we had a total of 980,055 ordinary shares issuable upon the conversion of convertible bonds. As of May 31, 2009, our registered capital permitted us to issue up to additional 3,447,785 ordinary shares in connection with future grants of options, warrants, shares and other financial instruments.

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

Our ordinary shares may be delisted from The NASDAQ Capital Market, which could negatively impact the price of our ordinary shares.

On December 11, 2008, we received a letter from the NASDAQ Capital Market (“NASDAQ") advising us that we did not comply with the continued listing requirements of Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)), which requires us to have a minimum of $2.5 million in stockholders’ equity, or $35 million in market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years (the “Listing Requirements”).

As a result, the NASDAQ Staff began reviewing our eligibility for continued listing on NASDAQ. To facilitate their review, the NASDAQ Staff requested that we provide on or before December 26, 2008, our specific plan to achieve and sustain compliance with the NASDAQ listing requirements, including the time frame for completion of the plan (the “Plan”).  After we submitted the Plan, on March 30, 2009 we received further correspondence from NASDAQ that we did not comply with the Listing Requirements, and therefore, trading of our ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing our securities from listing and registration on NASDAQ, unless we requested an appeal of the delisting decision by NASDAQ.

We appealed the NASDAQ determination to a NASDAQ Listings Qualifications Panel (the “Panel”), which automatically stayed the delisting of our ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted our request for an extension of time to achieve full compliance with the Listing Requirements.

The Panel’s decision, and our continued listing on NASDAQ, is subject to our compliance with certain conditions, including demonstration that we have regained compliance with the Listing Requirements by September 28, 2009. While we are executing on its plan to regain compliance, there can be no assurance that we will be able to do so.  Should we be unable to meet the exception requirement, the Panel will issue a final determination to delist our shares and, unless the NASDAQ Listing and Hearings Review Council issues a stay, will suspend trading of our shares on NASDAQ effective on the second business day from the date of the final determination and our ordinary shares could be eligible for quotation and trading on the OTC Bulletin Board in accordance with applicable rules and regulations.

In light of the foregoing, if we fail to comply with the listing standards applicable to issuers listed on NASDAQ, our ordinary shares may be delisted from NASDAQ. Such delisting of our ordinary shares would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our ordinary shares. In addition, the delisting of our ordinary shares could also have a material adverse affect on our ability to raise capital on terms acceptable to us, or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by customers and employees, the loss of institutional investor interest and fewer business development opportunities.

"Penny stock" rules may make buying or selling our ordinary shares difficult, severely limiting the market price of our ordinary shares and the liquidity of our shares in the U.S.

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

Special Situations Fund III, L.P. and its affiliates (collectively, “SSF”) beneficially own 1,073,970 of our ordinary shares, representing approximately 26.95% of our outstanding ordinary shares, based on 5,460,874 ordinary shares currently outstanding. In addition, SSF own warrants exercisable for an additional 250,952 ordinary shares and Convertible Bond for additional 146,721 ordinary shares. Such ownership interest gives SSF substantial influence over the outcome of all matters submitted to our stockholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. In addition, our officers and directors beneficially own a significant amount of our ordinary shares, which may have a similar effect to SSF's ownership of our ordinary shares.

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

Costs arising from our future acquisitions and dispositions could adversely affect our financial condition.

Any acquisition or disposition that we make could result in the use of our cash, incurrence and assumption of debt, contingent liabilities, significant acquisition-related expenses, amortization of certain identifiable intangible assets, and research and development write-offs, and could require us to record goodwill and other intangible assets that could result in future impairments that could harm our financial results. We will likely incur significant transaction costs pursuing acquisitions or dispositions, including acquisitions or dispositions that may not be consummated. We may not be able to generate sufficient revenues from our acquisitions or dispositions to offset their costs, which could materially adversely affect our financial condition. The recognition of impairments of tangible, intangible and financial assets results in a non-cash charge on the income statement, which could adversely affect our results of operations.

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

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

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

We became a publicly-traded company on NASDAQ Europe stock market (Formerly EASDAQ) on April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our ordinary shares to the Euronext Brussels stock market under the symbol “SUP,” which became “VUNC” after our corporate name change on May 14, 2007. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

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

During the fourth quarter of 2005, we established a new Delaware subsidiary (of which we initially owned 80%), Vuance-RFID Inc. (formerly, Pure RF Inc.), which began operations during the first quarter of 2006. During the first quarter of 2006, Vuance-RFID Inc. established a wholly-owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.). Vuance-RFID Inc. and Vuance RFID Ltd. focus on new technologies and solutions for active tracking of people and objects. In February 2007, we purchased the remaining 20% of the stock of Vuance - RFID Inc. from its minority stockholders for an amount of $100,000, whereupon it became our wholly-owned subsidiary. In August 2007, all the employees of Vuance RFID Ltd. were transferred to Vuance Ltd., and on December 31, 2007 we purchased all the assets and liabilities of Vuance RFID Ltd. During the year 2008, Vuance-RFID Inc. engaged in an activity to distribute complementary locks and electronic locks. This activity was terminated and it is presented in the financial reports, as discontinued operations.

During the fourth quarter of 2006, we established a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007 and is focused on executing information technology and security projects.

In 2006 we decided to sell our E-ID Division in order to focus on opportunities in the U.S. for our CSMS and active RFID tracking businesses, and on December 31, 2006, we sold the E-ID Division to On Track Innovations Ltd., for 2,827,200 restricted ordinary shares of OTI (of which 212,040 shares are related to consultants, as part of the direct expenses of this transaction). The ordinary shares were issued to us subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) are released from the lock-up restrictions every three months beginning on December 31, 2006. We executed an irrevocable proxy appointing OTI's chairman, on behalf of the board of directors of the Company (“Board of Directors”), or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to us in connection with the transaction. Under the terms of our agreement with OTI, OTI committed to file with the SEC a registration statement covering these ordinary shares and made such filing on April 24, 2007. As of December 31, 2008, we sold all the OTI shares received in the OTI Transaction.

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

On July 3, 2007, we entered, through our wholly-owned subsidiary, Vuance, Inc., into an agreement (the “SHC Purchase Agreement”) to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HOMS.OB (“HMSC”)) and other minority shareholders (collectively, “Sellers”) for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. The closing date of this transaction was August 28, 2007 (“SHC Closing Date”). SHC was a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of the stock capital of SHC, 1,097,426 ordinary shares of the Company were issued to the Sellers.  Subject to certain terms and conditions, in the event that we seek to register any of our ordinary shares under the Securities Act of 1933 for sale to the public, for our own account or the account of others, then at HMSC’s request, we will use our reasonable best efforts to include our shares owned by HMSC in such registration. The Sellers agreed to a lock-up period during which, subject to certain exceptions, they will not sell or otherwise dispose of our shares. The restrictions on making such transactions will expire for HMSC in eight equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the seven calendar quarters thereafter, and for the other Sellers, in twelve equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the eleven calendar quarters thereafter. HMSC also agreed that during such restriction period, upon the occurrence of any sale by HMSC of our shares due to HSMC’s bankruptcy, insolvency or otherwise by operation of law, Vuance Inc. and the Company will have a right of first refusal to purchase all (but not less than all) of our shares held by HSMC on certain terms and conditions. HMSC further agreed that at the SHC Closing Date it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company to exercise all voting rights related to its Vuance shares until the sale or transfer of such Vuance shares by HMSC to an unaffiliated third party in an arm’s-length transaction. As part of the SHC Purchase Agreement, certain Sellers will assume, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the SHC Closing Date. We guaranteed all of the obligations of Vuance Inc. under the SHC Purchase Agreement. During the fourth quarter of 2007, SHC and its subsidiaries were merged into Vuance Inc.

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

Recent Developments

On December 11, 2008, we received a letter from NASDAQ advising us that we did not comply with the Listing Requirements. As a result, the NASDAQ Staff began reviewing our eligibility for continued listing on NASDAQ. To facilitate their review, the NASDAQ Staff requested that we provide our specific Plan.  After we submitted the Plan, on March 30, 2009, we received further correspondence from NASDAQ that we did not comply with the Listing Requirements, and therefore, trading of our ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing our securities from listing and registration on NASDAQ, unless we requested an appeal of the delisting decision by NASDAQ.

We appealed the NASDAQ determination to a NASDAQ Listings Qualifications Panel (the “Panel”), which automatically stayed the delisting of our ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted our request for an extension of time to achieve full compliance with the Listing Requirements.

The Panel’s decision, and our continued listing on NASDAQ, is subject to our compliance with certain conditions, including demonstration that we have regained compliance with the Listing Requirements by September 28, 2009. While we are executing on its plan to regain compliance, there can be no assurance that we will be able to do so.  Should we be unable to meet the exception requirement, the Panel will issue a final determination to delist our shares and, unless the NASDAQ Listing and Hearings Review Council issues a stay, will suspend trading of our shares on NASDAQ effective on the second business day from the date of the final determination and our ordinary shares could be eligible for quotation and trading on the OTC Bulletin Board in accordance with applicable rules and regulations.

On March 25, 2009 we and our subsidiary, Vuance, Inc. (“Vuance Inc”), completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and Integrated Security Systems, Inc (“ISSI”).  On the date of closing, Vuance Inc agreed to pay Intelli-Site $262,000 payable in twenty-five (25) consecutive installments.  The first twelve (12) monthly installments shall be equal to $11,000 each, and thereafter, the remaining thirteen (13) monthly installments shall be equal to $10,000 each (the “Cash Consideration”).  In addition, we issued to ISSI 200,000 of our ordinary shares (the “Consideration Shares”).  In addition to the payment of the Cash Consideration and the issuance of the Consideration Shares, Vuance Inc. agreed to pay Intelli-Site and ISSI, as applicable, in royalty payments, an amount of up to $600,000 in the aggregate, based upon certain conditions, which shall be paid on a quarterly basis, within thirty (30) days of the close of each quarter, and will be made 50% in cash to Intelli-Site and 50% in our ordinary shares (the “Royalty Shares”) to ISSI.  The number of Royalty Shares to be issued to ISSI shall be calculated on the basis of the weighted average closing price of our ordinary shares for the fifteen (15) trading days preceding the quarterly payment, subject to a minimum of $1.25.

ISSI, or its permitted transferee, agreed to lock-up the Consideration Shares and Royalty Shares, as applicable, pursuant to which ISSI or its transferee will not offer, sell, transfer or otherwise dispose of the Consideration Shares or the Royalty Shares, except the restrictions on the transfer of the Consideration Shares and the Royalty Shares will expire in eight equal installments, commencing with the end of the first calendar quarter following the date of closing and each of the seven following calendar quarters thereafter.  If any Consideration Shares or Royalty Shares are issued after the last day of the eighth calendar quarter following the date of closing, such shares shall not be subject to any transfer restrictions.

In January 2009, we announced that we were selected to monitor and control all activity in the Decker Lake Youth Complex, in West Valley City, Utah. This is a correctional facility designed for housing youth in a Medium/High security setting.

In December 2008, we announced the expansion of our RAPTOR solution with an existing customer, Chester County, Pennsylvania.

In December 2008, we announced that we have been awarded a stake in a government-funded project to develop a crime scene security and evidentiary tracking system. This project, which is the result of a grant sponsored by Vice President Joseph Biden, was awarded to Delaware State University ("DSU"), the Delaware State Police and the Delaware Department of Safety and Homeland Security. The total project value exceeds $900,000 for the first year, with an opportunity for follow-on projects and annual maintenance in future years. Our portion of the project is nearly $700,000 for the first year.

In August 2008, we announced that we entered into a 10-year services agreement with a European International Airport to provide support for the integrated perimeter security system and border control system which includes annual fees of approximately $620,000.

On June 5, 2008, the Board of the Brussels Stock Exchange (Euronext Brussels) approved our application to delist our shares from the Euronext Stock Exchange. The delisting took effect as of August 4, 2008. The liquidity of our shares was limited on the Euronext Exchange, representing a small fraction of the total trading volume of our shares globally. In addition, the delisting of our shares from the Euronext Stock Exchange will result in reduced expenses.

In June 2008, we reached an agreement with one of the investors (with a principal amount of $2,500,000), under which, among other things, the investor waived our compliance with certain covenants under its Convertible Bond, in exchange for:

1.
Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bond).

2.	Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.
3.
We undertake to place a fixed charge on all incomes and/or rights in connection with a certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of the Company to use part of the income.

4.	Certain anti-dilution rights with respect to the warrants held by the single investor.

In addition, under certain circumstances, the investor may have the right to demand an early payment of a partial or full amount of the Convertible Bonds (up to the $2,500,000 as mentioned above).

As of December 31, 2008 and June 30, 2009, we are not in compliance with certain covenants under our Convertible Bond agreements. Thus, the Convertible Bond holders could seek to accelerate payment of the unpaid principal amount and accrued interest under its Convertible Bond, an aggregate of approximately $4,420,000 as of June 30, 2009. We are currently negotiating with the Convertible Bond holders.

In June 2008, we announced that we have been awarded a $1.4 million contract from the Racine (WI) Unified School District, to install our MASC (Managed Automated Security Controls) security solution into 31 school buildings, and two administrative buildings, in the district. The school district is contemplating additional buildings with the potential to expand this initial project.

Principal capital expenditures and divestitures

From January 1, 2008 to December 31, 2008, our capital expenditures totaled approximately $73,000 (compared to $116,000 during 2007 and $93,000 during 2006), of which approximately $39,000 (compared to $62,000 during 2007 and $69,000 during 2006) can be attributed to our facilities in Israel, and approximately $34,000 (compared to $54,000 during 2007 and $24,000 during 2006) can be attributed to various facilities of our subsidiaries outside of Israel.  During the first financial quarter of 2009, our capital expenditures totaled approximately $10,150.

Corporate information

Our U.S. headquarters are located at 10125 South 52nd Street, Franklin, Wisconsin 53132 and our telephone number is +1-414-855-1019. Our Israeli headquarters are located at Sagid House “Ha’Sharon Industrial Park,” Qadima 60920, Israel and our telephone number is +972-9-889-0800. Our Internet website address is http://www.vuance.com. The information contained on our corporate websites is not a part of this prospectus.

Our agent for SEC matters in the U.S. is our subsidiary, Vuance, Inc., whose address is 10125 South 52nd Street, Franklin, Wisconsin 53132.

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

On August 28, 2007, we completed the acquisition of all of the issued and outstanding stock capital of SHC from HMSC and other minority shareholders for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000. As consideration for the acquisition of the stock capital of SHC, 1,097,426 ordinary shares of the Company were issued to the Sellers. (See “History and Development of the Corporation” above.)

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

On March 25, 2009, we completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site.  We believe this acquisition will strengthen our ability to provide comprehensive end to end security solutions and generate additional revenues with higher margins.

We currently operate in the U.S. through our wholly-owned subsidiary, Vuance, Inc.

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
COMPASS is used by schools and universities (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

•	MASC
Managed Automated Security Controls is an integrated solution designed for larger commercial enterprises. MASC helps organizations (such as airports, banks, hospitals, and correctional facilities) to control access, communications, and other security solutions from an integrated platform.

•	Insignia and Clarity
Insignia and Clarity together constitute a software hardware solution sold by distributors to smaller businesses.

•	Intelli-Site Software Package
Intelli-Site is a software package, used for integrated security control and as a management software solution. This package is scalable from stand-alone applications that can manage a variety of different applications from within a single, unified, GUI platform that is used mainly for enterprise-level deployments. It also provides flexibility for future system change or expansion and can support both new and existing subsystems.

 Credentialing & Incident Management Suite

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

Our Strategy

In 2006, we decided to sell our E-ID division in order to focus on opportunities mainly in the U.S. for our active RFID enabled solutions and CSMS businesses. The sale was completed on December 31, 2006 (see section captioned “The OTI Transaction” in this Item 4.A). In August 2007, we completed the acquisition of SHC. SHC is a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. (See “History and Development of the Corporation” above.) We currently concentrate our marketing efforts for our active and passive RFID enabled solutions and CSMS to U.S. distributers, state and local government agencies.

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

We have a multi-pronged approach to growth:
•	Grow organically:
1.	Increase existing products’ value (e.g., offer products which are smaller, better and cost less);
2.	Identify new applications for existing products and solutions; and
3.	Develop new products/solutions that meet clients’ needs.

4.
Build a superior sales force. We are dedicating sales teams, coordinated through our U.S. corporate office to sell more products/solutions through our growing number of business partners. Cross-selling products and solutions will increase sales to existing customers and create new opportunities.

•
Make synergistic acquisitions. Continue to “leapfrog” growth through strategic acquisitions of companies with complementary products and/or relations with business partners, as we have with SHC, RAPTOR and recently with  Intelli-Site.

Due to our strategies, we are emerging as a leading RFID enabled security solution provider in a fast growing markets, mainly for public safety, educational & correction facilities. This is accomplished because of our unique combination of in-house security products, superior technology and team expertise coupled with non-organic synergies.

Enhancing Our Presence

We decided to establish an advisory board (the “Advisory Board”) to assist us in broadening our presence in the government, military, and law enforcement sectors and to identify the core technology needs of the homeland security and related markets, as well as new applications for our technologies.  We have sought preeminent authorities to serve on the Advisory Board and in February 2006 we announced the creation of the Advisory Board and the appointment of R. James Woolsey, former Director of Central Intelligence and one of America’s preeminent authorities on security issues, as its Chairman. In August 2006, we announced that Neil C. Livingstone, one of America’s preeminent authorities on security issues was appointed to the Advisory Board. In April 2007, we announced that Oliver "Buck" Revell, former Associate Deputy Director in charge of Criminal Investigations, Counter-Terrorism and Counter-Intelligence at the Federal Bureau of Investigation, and one of the world's most recognized experts in the fight against terrorism, has joined our Advisory Board. On March 2008, Morris A. Sandler, who has been a Managing Partner in a number of merchant-banking and investment companies and has more than twenty years experience in financial services, venture capital and merchant banking  and more than twelve years experience in the telecom industry, joined our Advisory Board.

We currently concentrate our marketing efforts for our RFID and Credentialing systems on U.S. distributors, state and local government agencies that are also seeking to comply with U.S. Department of Homeland Security requirements. To date, our Credentialing suite has been acquired and successfully deployed in Los Angeles, CA (by the city and police department), in Columbus, OH (first responders), in three Pennsylvania counties (first responders) and by the U.S. Army (mobile access control unit). We are also currently developing the crime scene evident tracking under a grant from the Department of Justice jointly with DSU. We also plan to market our CSMS and active RFID tracking systems to commercial customers.

In order to expand our U.S. presence, we acquired SHC, the credential division of DMS, and recently certain assets of Intelli-Site. We may pursue acquisitions of one or more companies that have an existing customer base and revenues in the U.S. or that can otherwise offer business synergies to us.

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

The readers and tags have been sold by AAID since 1999. Currently, the majority of the sales are vehicle-related including gated communities, employee parking lots, and fleet management.  We believe in the future of this technology in personnel and asset tracking and we will leverage AAID's market positioning to introduce our Pure-RF technologies. Our AAID movement detection solution can monitor and track a number of items simultaneously, providing an active set of different signals and alerts. The software and hardware solution employs small, low-powered RFID tags attached to an object or a person. License-free radio bands are used to track the RFID tag from a base transmitter that is programmable for periodic or event-driven transmissions.

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

The AAID Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. The ability to reliably identify and track the movement of people and objects in real time will enable AAID Suite customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises, and protect personnel in hazardous working environments and disaster management situations.

Customers

Our customers are also our business partners, i.e., system integrators and distributors who introduce our solutions into their perspective markets. These include: Graybar, NControl Security Integration Northern Video Nexus, Metroplex and Toshiba’s CDS, Simplex Grinnell and Sinsel, SA de CV., etc.

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

•
Hospitals and Care Homes. The healthcare sector has successfully utilized RFID technologies for the purposes of infant protection in maternity wards and wander prevention in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our AAID Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, RFID technology will be utilized in real time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

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

Product

We have a range of access control, RFID, and credentialing product lines which are integrated into an end-to-end comprehensive solution.

Credentialing: CSMS and RAPTOR. These products are designed to meet the need for comprehensive and mutually compatible credentials that governments and first responders have noted as important in both the fight against terrorism and the need to respond to any catastrophe.  This market suffered from low expenditure levels due to a lack of clearly defined product requirements.  Now that these requirements are not only defined, but also codified into law, the purchasing decisions are returning to standard procedures.  CSMS is an existing product with a full range of accessories, which was designed primarily for temporary credentials created at the scene of an incident. RAPTOR is a newer product targeted more specifically to use credentials that meet the full range of government specifications with user verification as well as identification.  RAPTOR has been recently updated to use the latest technology and its RAPTOR Express version is attracting a lot of attention. In order to better respond to the emerging need we have combined the CSMS function into RAPTOR to deliver the more comprehensive CSMS.  The target market for CSMS currently is mainly the state and local governments.

Customers

Our first customer for our CSMS products was the City of Columbus, Ohio, which deployed the SmartDSMS system in April 2005 and subsequently expanded its capabilities. In November 2006, we entered into a contract to provide a CSMS system to the City of Los Angeles, CA for the Department of General Services—Office of Public Safety, the Office of Personnel and the Police Department (Mobile Command Post Unit). In January 2007, we entered into two additional contracts for the deployment of CSMS systems with county governments in Pennsylvania. In October 2008, we entered into a MOU with Delaware State University to cooperate in order to develop, test and deploy a Mobile Crime Scene system.  In December 2008, we announced that we have been awarded a stake in a government-funded project to develop a crime scene security and evidentiary tracking system. In December 2008, we also received an order for expansion of our RAPTOR solution with Chester County, Pennsylvania.

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

The activities and projects necessary to achieve these goals are accomplished by furnishing federal funding to state and local government agencies. Since 2002, the DHS has allocated over $20 billion in grants and awards to state and local government agencies for the implementation of a broad range of security projects throughout the U.S. Much of the grants have not yet been spent by the recipient government agencies. In January 2007, the DHS announced plans to grant an additional $1.7 billion for specified security programs. During 2008, the domestic preparedness funding streams from the federal government have continued to be allocated each fiscal year in the multi-billion dollar range.  We hope to leverage opportunities funded through the U.S. stimulus package centered on the emergency services and educational markets.

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
COMPASS is used by schools and universities (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

•	MASC
Managed Automated Security Controls is an integrated solution designed for larger commercial enterprises. MASC helps organizations to control access, communications, and other security solutions from an integrated platform (such as banks, hospitals, and correctional facilities).

•	Insignia and Clarity
Insignia and Clarity together constitute a software hardware solution sold by distributors to smaller businesses.

Customers

Our customers are distributors, regional system integrators (e.g. COMPASS; MASC) and dealers (e.g., Insignia Security Systems, Clarity Security and other providers of security solutions). On rare occasions where the conditions allow we may sell directly to large organizations such as local municipalities and large organizations, which requires the direct intervention of our subject matter experts.

Market Opportunity

Our EAC suite targets a wide range of customers from challenging environments, spanning the commercial sectors, small businesses and the private sector. This is achieved by presenting three product lines:

•	MASC
EAC for correctional facilities, airports, cities, and challenging environments.
•	COMPASS
EAC for education and commercial sector.
•	Clarity/Insignia
EAC for small businesses and the commercial and private sectors.
•	Intelli-Site software
Intelli-Site software package for managed integrated security solutions

Sectors targeted include:

Health Care
From clinics in shopping malls to sprawling medical campuses, the challenges facing the health care industry are immense. From coordinating access to secure areas such as operating rooms and nurseries to preventing theft of valuable equipment and monitoring corridors, stairways and departments, health care management requires reliable solutions to meet the needs in a complex and rapidly changing environment.

Education
Today’s school campuses rival their counterparts in business and health care in terms of sophistication and security requirements. From providing automated access control for sporting events and concerts, and credentialing and verifying faculty, staff (and students), to tracking equipment from building to building or throughout districts and identifying vehicles, to securing buildings and facilities in the event of disaster; educators are no longer “just teachers” and administrators must enforce a number of requirements to keep students and assets safe.

Transportation
Identifying drivers, and controlling access to parking garages, parking lots or special parking zones are only part of the challenges facing the transportation industry. From connecting drivers to specific vehicles or connecting pilots with specific aircrafts to monitoring fleet vehicles, or reducing theft and vandalism in parking garages, transportation management involves more than just getting from place to place.

Correctional Facilities, Airports, Municipalities Facilities
From correctional facilities to airports and municipalities facilities, the challenges facing environments that require high security are enormous and ever-changing. Coordinating access to secure areas and monitoring these challenging environments efficiently despite multiple events requires reliable intuitive solutions to meet the needs in complex and high security sites.

Former E-ID Division

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. Our applications and solutions included e-passports, visas and other border entry documents, national identification and military, police and commercial access identification. As detailed above, in 2006, we decided to sell our E-ID division in order to focus on opportunities in the U.S. for our CSMS and active RFID businesses.

In our E-ID Division, we developed a fully automated production line for picture identification contactless smart cards, and offered our customers raw materials, maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for governmental and commercial customers. The customers and contracts of our E-ID Division in 2006, 2007 and 2008 included the following:

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

The project, which commenced during the third quarter of 2006, involves the implementation of an end-to-end national ID issuing and control system based on our Magna system and includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards. In 2006, 2007 and 2008, we recognized revenue of $4,715,000, $6,179,000 and $5,468,000, respectively, under this Agreement.

Perimeter Security and Border Control at European International Airport

In 2007, we entered into a definitive agreement (the “Agreement”) with a European international Airport to provide an integrated perimeter security system and a border control system for a total of $13.8 million. The establishment of the security and control system began during the third quarter of 2007. Once the system has been fully implemented, we will enter the ten-year maintenance period that could generate an additional $620,000 in annual revenues. In 2007 and 2008, we recognized revenue of $2,182,000 and $9,722,000, respectively, under this Agreement.

Other Projects

During the years 2006, 2007 and 2008 we had the following projects:
•	Passports and ID Card - Africa
•	Passports - Hong Kong
•	Hong Kong – China Re-Entry Cards
•	Passports - United Kingdom
•	Biometric Visa system to a European Government
•	National ID card deal with an African Governmental Agency
•	Automated Smart Card Production System to a European Government
•	Biometric passport issuing and control system for a western European country
•	E-Passport with a European Country

During the years ended 2006, 2007 and 2008 we generated revenues from the above mentioned projects in the total amounts of $3,316,000, $2,659,000 and $478,000, respectively.

Research and Development

           Our past research and development efforts helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $1.4 million, $1.7 million and $2.6 million on research and development in 2006, 2007 and 2008, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of Active RFID and Credentialing. We will continue to research and develop new technologies for RFID and Credentialing. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

           We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We have approximately 19 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of Vuance, Inc., which markets our products in the U.S. and of SuperCom Asia Pacific, which markets our products in Asia. We are also represented by several independent distributors and resellers with which we often have distribution agreements.

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

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2006		2007		2008
	Total		Total		Total
	revenues		revenues		revenues

Europe	$6,023	(*)	$9,003	(*)	$15,193
Asia Pacific	1,730		1,330		310
Africa	621		823		350
United States	373		1,787		4,506
Israel	194		371		294

	$8,941	(*)	$13,314	(*)	$20,653

 (*) Certain comparative figures have been reclassified to conform to the current period presentation.

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2006		2007		2008

Raw materials and equipment	$6,529		$9,315		$17,589
Maintenance, royalties and project management	2,412	(*)	3,999	(*)	3,064

	$8,941	(*)	$13,314	(*)	$20,653

(*) Certain comparative figures have been reclassified to conform to the current period presentation.

Customer Service

         We believe that customer support plays a significant role in our sales and marketing efforts and in our ability to maintain customer satisfaction, which is critical to our efforts to build our reputation and grow in our existing markets, as well as to our efforts to penetrate and grow in new markets. In addition, we believe that our interaction with our customers and the customers’ feedback involved in our ongoing support functions provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under separate, tailor made agreements. We provide our service through customer training, local third-party service organizations, our subsidiaries, or our personnel, including appropriate personnel sent from any of our offices in U.S., Israel or Hong-Kong. We generally provide our customers with a warranty for our products, varying in length from 12 to 36 months. Costs incurred annually by us for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

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

Our manufacturing consists of systems for the electronic security industries and includes a range of access control, RFID and credentialing solutions. We outsource the manufacturing for our PCB panels to a number of different suppliers. We usually commit to a long-term relationship with such suppliers in exchange for receiving competitive pricing. All panels and enclosures are built to our engineering specifications. All panels are received in our manufacturing facilities in the U.S. and then tested, assembled, and retested. Other products are off-the-shelf products, which we purchase from a number of different suppliers.

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

While many companies are active in the homeland security market, few companies offer products similar to RAPTOR and CSMS in the area of access control/perimeter security for incident management. Additionally, there are many companies in the broader security market that may offer competing products, but these companies do not target governmental customers. We believe that Enterprise Air, Salamander Technologies, Raytheon and Corestreet may offer products that compete with RAPTOR and CSMS in the governmental market, and that Zebra, RF Code, Axcess, Ekahau, Pango Networks and Aeroscout are potential competitors, in niche areas, to us with respect to our active RFID tracking products.  The EAC market is also crowded with large companies like Lenel, Honeywell, Stanley Works, UTC, Assa Abloy and HIRSCH, as well as certain smaller companies. We offer unique capability of having the main ingredients (Active RFID, EAC integrated software and Credentialing) in-house to provide day-to-day as well as emergency situation solutions.

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

Due to the developing nature of the markets for our CSMS and RAPTOR and active RFID tracking products and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the U.S. Our means of protecting our intellectual property rights in Israel, the U.S. or any other country in which we operate may not be adequate to fully protect such rights. For instance, the intellectual property rights of our Asian subsidiary, SuperCom Asia Pacific may not be fully protected by the laws of Hong Kong and the People’s Republic of China.

Patents

Our patent portfolio currently consists of two issued U.S. patents, four U.S. patent applications and one PCT. Generally, these patents, applications and PCTs relate to our government solutions and access control technologies.

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

Employees

As of December 31, 2008 we had 52 full-time employees, compared to 70 full-time employees as of December 31, 2007.  (See the discussion under the caption “Employees” in Item 6.D.)

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

 C.    Organizational Structure

The diagram below shows Vuance Ltd.'s holdings in its subsidiaries and affiliates as of June 20, 2009:

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

Vuance - RFID Inc.
Vuance - RFID Inc. (formerly, Pure RF Inc.) incorporated in Delaware in November 2005. Upon its incorporation we owned 80% of its shares. During January 2006, Vuance - RFID Inc. established a wholly owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.), which focuses on new technologies and solutions for the tracking of people and assets. During February 2007, we purchased the remaining 20% of Vuance - RFID Inc. for  $100,000, whereupon Vuance - RFID Inc. became our wholly-owned subsidiary. In August 2007, all the employees of Vuance RFID Ltd. were transferred to us, and on December 31, 2007 we purchased all of the assets and liabilities of Vuance RFID Ltd. Commencing year 2008, Vuance RFID Inc. engages in an activity to distribute complementary locks and electronic locks. This activity was terminated in the fourth quarter of 2008 and it is presented in the financial reports, as discontinued operations.

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

D.    Property, Plants and Equipment

         We do not own any real estate property.

We lease approximately 2,224 square meters of facilities in Qadima, Israel under a five-year lease contract, currently expiring on October 31, 2010. We have an option to renew the lease for an additional period of five years. According to the agreement, the monthly fee is approximately $16,000. As a result of the OTI Transaction, we leased to OTI certain portions of our leased facilities for a monthly fee of $11,000, for a period of one year, commencing on December 31, 2006. During the first quarter of 2008, OTI moved out and we currently sublease this space to three different companies.

Vuance Inc. leases several facilities in Franklin, WI, Peachtree City, GA and Gardner, MA of approximately 391, 465 and 441 square meters, respectively. The monthly fee of the facility in Franklin, WI is $6,200 and the total monthly fee of all such other leased facilities is $3,700.

Vuance, Inc. also leases a facility in Rockville, Maryland of approximately 214 square meters for a monthly fee of $4,800 which is subleased for a monthly fee of $4,100.

In 2009, Vuance Inc. signed additional lease agreements in Wisconsin and Texas, of approximately 836 and 228 square meters, respectively. The monthly lease amount for the facilities is $4,500 with eight months free rent and $1,200, with six months free rent, respectively.

SuperCom Asia Pacific leases approximately 130 square meters of office space in Hong Kong for a monthly lease amount of $4,300.

All such leased properties in the U.S. and Hong Kong consist of office space for management, administrative, operation, sales and marketing activities.

         The total annual rental fees for 2006, 2007 and 2008 were $354,530, $376,295 and $440,130, respectively. The total annual lease commitments for 2009 are $464,000.

         All assets are held in the name of Vuance Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2007 and 2008:
	December 31,
	2007	2008
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$287	$354
Office furniture and equipment	193	193
Leasehold improvements	33	39

	513	586
Accumulated depreciation:
Computers and peripheral equipment	183	243
Office furniture and equipment	92	103
Leasehold improvements	20	22

	295	368

Depreciated cost:	$218	$218

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were $335,000, $38,000 and $73,000, respectively.

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

We were established in 1988 in Israel under the name “SuperCom Ltd.” On April 29, 2007, our shareholders approved the change of the Company’s name to Vuance Ltd., effective as of May 14, 2007. Our ordinary shares have been listed for trading on the Euronext Brussels stock market since October 23, 2003, initially under the symbol “SUP,” and following our name change, under the symbol “VUNC.” We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

From November 5, 2004 to August 23, 2007, the Company’s ordinary shares traded on the OTC Bulletin Board, initially under the symbol "SPCBF.OB" and following our name change, under the symbol, “VUNCF.OB.” Since August 23, 2007, our ordinary shares have been listed for trading on NASDAQ under the symbol “VUNC.” Upon the commencement of trading of our ordinary shares on NASDAQ, our ordinary shares ceased to trade on the OTC Bulletin Board.

On December 11, 2008, we received a letter from NASDAQ advising us that we did not comply with the Listing Requirements. As a result, the NASDAQ Staff began reviewing our eligibility for continued listing on NASDAQ. To facilitate their review, the NASDAQ Staff requested that we provide our specific Plan.  After we submitted the Plan, on March 30, 2009 we received further correspondence from NASDAQ that we did not comply with the Listing Requirements, and therefore, trading of our ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing our securities from listing and registration on NASDAQ, unless we requested an appeal of the delisting decision by NASDAQ.

We appealed the NASDAQ determination to a NASDAQ Listings Qualifications Panel (the “Panel”), which automatically stayed the delisting of our ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted our request for an extension of time to achieve full compliance with the Listing Requirements.

The Panel’s decision, and our continued listing on NASDAQ, is subject to our compliance with certain conditions, including demonstration that we have regained compliance with the Listing Requirements by September 28, 2009. While we are executing on its plan to regain compliance, there can be no assurance that we will be able to do so.  Should we be unable to meet the exception requirement, the Panel will issue a final determination to delist our shares and, unless the NASDAQ Listing and Hearings Review Council issues a stay, will suspend trading of our shares on NASDAQ effective on the second business day from the date of the final determination and our ordinary shares could be eligible for quotation and trading on the OTC Bulletin Board in accordance with applicable rules and regulations.

We develop and market innovative RFID enabled solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, for public safety agencies, commercial customers and governmental organizations. We offer three principal suite to our customers, as follows:

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
Managed Automated Security Controls is an integrated solution designed for larger commercial enterprises. MASC helps organizations to control access, communications, and other security solutions from an integrated platform (such as airports, banks, hospitals, and correctional facilities).

•	COMPASS
COMPASS is used by schools and universities (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

•	Insignia and Clarity
Insignia and Clarity together constitute a software hardware solution sold by distributors to smaller businesses.

•	Intelli-Site software
Intelli-Site software package for managed integrated security solutions.

Credentialing & Incident Management Suite:

•	Credentialing ("RAPTOR")
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

We sell our products through centralized marketing offices in the U.S. and Hong-Kong. We have two wholly-owned marketing subsidiaries: Vuance Inc. in the U.S. and SuperCom Asia Pacific Limited in Hong Kong.

During the fourth quarter of 2005, we established a new Delaware subsidiary in which we initially owned 80% of the shares, Vuance - RFID Inc. (formerly, Pure RF Inc.), which began operations during the first quarter of 2006. During the first quarter of 2006, Vuance - RFID Inc. established a wholly-owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.). Vuance - RFID Inc. and Vuance RFID Ltd. focus on new technologies and solutions for active tracking of people and objects. During February 2007, we purchased the remaining 20% of Vuance - RFID Inc. from its minority shareholder for $100,000, whereupon Vuance - RFID Inc. became our wholly-owned subsidiary. On August 2007, all the employees of Vuance RFID Ltd. were transferred to Vuance, and on December 31, 2007, we purchased the assets and liabilities of Vuance RFID Ltd. Commencing in 2008, Vuance - RFID Inc. engaged in an activity to distribute complementary locks and electronic locks. This activity was terminated in the fourth quarter of 2008 and it is presented in the financial reports, as discontinued operations.

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

On July 3, 2007, we entered, through our wholly-owned subsidiary, Vuance, Inc., into an agreement (the “SHC Purchase Agreement”) to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HMSC.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000. The closing date of this transaction was August 28, 2007 (“SHC Closing Date”). SHC was a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of the stock capital of SHC, 1,097,426 ordinary shares of the Company were issued to the Sellers. Subject to certain terms and conditions, in the event that we seek to register any of our ordinary shares under the Securities Act of 1933 for sale to the public, for our own account or the account of others, then at HMSC’s request, we will use our reasonable best efforts to include our shares owned by HMSC in such registration. The Sellers agreed to a lock-up period during which, subject to certain exceptions, they will not sell or otherwise dispose of our shares. The restrictions on making such transactions will expire for HMSC in eight equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the seven calendar quarters thereafter, and for the other Sellers, in twelve equal installments, commencing on the end of the first calendar quarter following the SHC Closing Date and each of the eleven calendar quarters thereafter. HMSC also agreed that during such restriction period, upon the occurrence of any sale by HMSC of our shares due to HSMC’s bankruptcy, insolvency or otherwise by operation of law, Vuance Inc. and the Company will have a right of first refusal to purchase all (but not less than all) of our shares held by HSMC on certain terms and conditions. HMSC further agreed to grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company to exercise all voting rights related to its Vuance shares until the sale or transfer of such Vuance shares by HMSC to an unaffiliated third party in an arm’s-length transaction. As part of the SHC Purchase Agreement, certain Sellers will assume, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the SHC Closing Date. We guaranteed all of the obligations of Vuance Inc. under the SHC Purchase Agreement. During the fourth quarter of 2007, SHC and its subsidiaries were dissolved and merged into Vuance Inc.

In September 2007, we announced that we had entered into a definitive agreement to acquire, through our U.S. subsidiary, Vuance Inc., the credentialing division of Disaster Management Solutions Inc., for approximately $100,000 in cash and up to $650,000 in royalties that will be paid upon sales of the advanced first responder credentialing system (named “RAPTOR”) during the first twelve months following the acquisition (the closing was in August 2007). This acquisition complemented our incident management solutions business and added RAPTOR to our Credentialing & Incident Management Suite.

On March 25, 2009 we and our subsidiary, Vuance, Inc., completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site., pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and ISSI. On the date of closing, Vuance Inc agreed to pay Intelli-Site the Cash Consideration and we issued to ISSI the Consideration Shares.  In addition to the payment of the Cash Consideration and the issuance of the Consideration Shares, Vuance Inc. agreed to pay Intelli-Site and ISSI, as applicable, in royalty payments, an amount of up to $600,000 in the aggregate, based upon certain conditions, which shall be paid on a quarterly basis, within thirty (30) days of the close of each quarter, and will be made 50% in cash to Intelli-Site and the Royalty Shares to ISSI. The number of Royalty Shares to be issued to ISSI shall be calculated on the basis of the weighted average closing price of our ordinary shares for the fifteen (15) trading days preceding the quarterly payment, subject to a minimum of $1.25. ISSI, or its permitted transferee, agreed to lock-up the Consideration Shares and Royalty Shares, as applicable, pursuant to which ISSI or its transferee will not offer, sell, transfer or otherwise dispose of the Consideration Shares or the Royalty Shares, except the restrictions on the transfer of the Consideration Shares and the Royalty Shares will expire in eight equal installments, commencing with the end of the first calendar quarter following the date of closing and each of the seven following calendar quarters thereafter.  If any Consideration Shares or Royalty Shares are issued after the last day of the eighth calendar quarter following the date of closing, such shares shall not be subject to any transfer restrictions.

         Revenues

         The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts including training and installation. The sale of products involves the sale of active and passive RFID products, CSMS RAPTOR and raw materials. Following delivery of such systems, often the significant portion of revenues generated from the agreement results from ongoing maintenance fees and support.

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

         Our general and administrative expenses consist primarily of salaries, benefits, allocated rent and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel, insurance and audit fees.

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

Critical Accounting Policies and Estimates

         The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to revenue recognition, allowance for bad debts, contingencies, stock-based compensation, and valuation of inventories and impairment of long-lived assets (including goodwill and intangible assets).

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

         Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. ("US GAAP"). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates. Our management believes that the accounting policies which affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to fully understanding and evaluating our reported results include the following:

         •      Revenue recognition;
         •      Allowance for doubtful accounts;
         •      Contingencies;
         •      Stock Based Compensation;
         •      Goodwill and other intangible assets; and
         •      Going concern.

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

 We recognize certain long-term contract revenues in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts.”

Pursuant to SOP 81-1, revenues from these contracts are recognized under the percentage of completion method.  We measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2008, no such estimated losses were identified.

We believe that the use of the percentage of completion method is appropriate, since we have the ability, using the also independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs.  In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and the terms of settlement. In all cases, we expect to perform our contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, we utilize zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by us in advance and is according to specific terms and conditions. As of December 31, 2008 we had an allowance for customer's returns in the amount of $88,000.

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

We are entitled to royalties upon of the issuance of a certificate. Such royalties are recognized when the sales are reported to the Company (usually on a monthly basis).

We derive our revenues mainly from sale of hardware products and long term contracts that include embedded software that management considers to be incidental. Such revenues are recognized in accordance with SAB No. 104 and SOP 81-1, as mentioned above. However, in limited circumstances, we provide software upgrades with respect to the embedded software of hardware products sold to our customers in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

         Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to specific debts that we have determined to be of doubtful collection.

We perform ongoing credit evaluations of our customers' financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $3,500,000 and $3,478,000 at December 31, 2007 and 2008, respectively.

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

Stock-Based Compensation

Until December 31, 2005, we applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for our employee stock options. Under this method, compensation expense was recognized only if the current market price of the underlying stock exceeded the exercise price on the date of the grant.

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

Goodwill and other intangible assets

Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized. SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies include estimates of future cash flows and estimates of discount rates.

As part of the annual review for impairment in accordance with SFAS No. 142 and 144, in November 2008, we examined the fair value of the intangible assets and the goodwill and in doing so, considered in part, a third party expert services. The valuation referred to Vuance, Inc. as a single reporting unit. The valuation was conducted on a going concern basis. Since Vuance, Inc. is closely-held, and thus without a public market for its ownership interests, the appraisal was conducted according to common appraisal practices, and based on the Free Discounted Cash-Flows ("DCF") method.  In addition, we received market indication with respect to the fair value of Vuance, Inc. in the first quarter of 2009. Based on the above we were required to recognize an impairment loss in the amount of approximately $3,235,000.

 Going concern

We incurred substantial losses and negative cash flows from operations since our inception. We had an operating cash flow deficit in each of 2006, 2007, and 2008. As of December 31, 2008, we had an accumulated deficit of approximately $42,294,000. We incurred net losses of approximately $11,311,000 and $12,358,000 in the years ended December 31, 2007 and December 31, 2008, respectively. For the year ended December 31, 2006, we would have incurred a net loss of $5,096,000, excluding the $10,536,000 capital gain from the sale of the e-ID Division. We expect to have net operating losses and negative cash flows for the foreseeable future, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through fund raising or the sale of certain assets. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

         The following table sets forth selected consolidated income statement data for the Company for each of the three years ended December 31, 2006, 2007 and 2008 expressed as a percentage of total revenues.

	2006		2007		2008

Revenues	100	%(**)	100	%(**)	100%
Cost of revenues	39.0		42.1		40.9
Gross profit	61.0		57.9		59.1
Operating expenses
Research and development	15.2		12.9		12.4
Selling and marketing, net	62.8		67.9		57.7
General and administrative	30.6		24.0		16.0
Impairment loss	—		—		15.7
Litigation settlement expenses	1.2		0.3		- (*)
Total operating expenses	109.8		105.1		101.8
Capital gain from the sale of the E-ID Division	117.8		-		-
Operating income (loss)	69.0		(47.2)		(42.7)
Financial income (expenses), net	(2.3)		(34.9)		(15.1)
Other income (expenses), net	(4.1)		-		-
Income (loss) before income taxes	62.6		(82.1)		(57.8)
Taxes on income	(1.6	)(**)	(2.9	)(**)	(0.7)
Loss from discontinued operations	-		-		(1.3)
Net income (loss)	61.0		(85)		(59.8)

(*) Less than 0.1%.
(**) Certain comparative figures have been reclassified to conform to the current period presentation.

Operating Results

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

         Revenues

Our revenues in 2008 were $20,653,000, compared to $13,314,000 in 2007, an increase of 55%. The increase in our revenues is primarily due to our European Airport Project for which we recognized revenues in 2008 in the amount of $9,722,000 compared to $2,181,000 in 2007 and due to the SHC transaction completed in August 2007. Results for revenues in the year 2009 will be affected by our ability to overcome the economic recession and generate sales in a more difficult economic environment as well as our ability to perform under our new agreements and purchase orders and collect the cash associated therewith. We believe that the Existing Projects are essential to our success in the short term and that the active RFID and Credentialing businesses will be critical to our long-term success.

         Gross Profit

Our gross profits in 2008 were $12,201,000 compared to $7,714,000 in 2007, an increase of 58.2%. The gross profit margin for the year 2008 increased by 1.2% to 59.1%. The increase in our 2008 gross profit margin was primarily due to different mix of products, which carry higher margins.

Expenses

Our operating expenses in 2008 were $21,037,000, compared to $13,983,000 in 2007, an increase of 50%. The increase in operating expenses was mainly due to (a) the impairment loss of goodwill in the amount of $3,235,000 in 2008 compared to $0 in 2007, and (b) the SHC transaction and an increase in selling and marketing expenses related to promotion and commissions expenses due to the increase in revenues.

Research and development expenses consist primarily of salaries, benefits, subcontractors, allocated overhead expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses in 2008 were $2,571,000, compared to $1,716,000 in 2007, an increase of 50%. The increase in the research and development expenses was primarily due to research and development expenses associated with our new technologies, CSMS and RAPTOR and active RFID due to the SHC transaction.

Selling and marketing expenses consist primarily of salaries and commission earned by sales and marketing personnel, promotion expenses, trade show expenses, allocated overhead and supplies and travel and entertainment costs. Our selling and marketing expenses in 2008 were $11,924,000, compared to $9,041,000 in 2007, an increase of 32%. The increase in the sales and marketing expenses was primarily due to the increase in sales promotion and commission expenses related to the increase in revenues, labor expenses and an increase in sales and marketing activities in the U.S. due to the SHC transaction.

General and administrative expenses consist primarily of salaries, benefits, allocated overhead and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses in 2008 were $3,299,000, compared to $3,192,000 in 2007, an increase of 3%.

The impairment loss consists of an impairment of goodwill resulting from our acquisition of SHC. Our impairment loss in 2008 was $3,235,000, compared to $0 in 2007.

Additionally, litigation settlement expenses consist of one-time expenses that relate to litigations that settled during the reported periods as described in "Legal Proceedings" in Item 8. Our litigation settlement expenses in 2008 were $8,000, compared to $34,000 in 2007.

Financial Expenses, net

Financial expenses for the twelve months ended December 31, 2008 and 2007, were $3,113,000 and $4,652,000, respectively. The decrease in financial expenses is mainly due to lower financial expenses related to our marketable securities. During 2008, we realized losses from the sale of marketable securities in the amount of $862,000, compared to $1,116,000 during 2007 and decrease in value of marketable securities, net in the amount of $0 and $2,699,000 during the year ended 31, December 2008 and 2007 respectively. This decrease was offset by an increase in financial expenses with respect to Convertible Bonds in the amount of $2,214,000 and $745,000 in 2008 and 2007, respectively.

       Taxes on income

Taxes on income are mainly expenses related to withholding tax at source related to our project with a European country. Taxes on income for the twelve months ended December 31, 2008 and 2007 were $137,000 and $390,000, respectively. The decrease is mainly due to a change in the percentage of the withholding tax at source.

       Loss from discontinued operations

Loss from discontinued operations for the twelve months ended December 31, 2008 and 2007 were $272,000 and $0, respectively. The loss from discontinued operations in 2008 relates to Vuance - RFID Inc. activity to distribute complementary locks and electronic locks which commenced in 2008 and was terminated in the fourth quarter of 2008.

  Net Loss

As a result of the factors described above, our net loss in 2008 was $12,358,000, compared to a net income of $11,311,000 in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

         Revenues

Our revenues in 2007 were $13,314,000, compared to $8,941,000 in 2006, an increase of 48.9%. The increase in our revenues is primarily due to our project with a European airport for which we recognized revenues in 2007 in the amount of $2,181,000, compared to $0 in 2006, our revenues from our National Multi ID project with a European country which were $5,826,000 in 2007 compared to $4,569,000 in 2006, and due to the SHC transaction. We believe that the Existing Projects are critical to our success in the short term and that the active RFID and Credentialing businesses will be critical to our long-term success.

         Gross Profit

Our gross profits in 2007 were $7,714,000 compared to gross profits of $5, 447,000 in 2006, an increase of 41.6%. The gross profit margin for the year 2007 decreased by 3.1%, compared to 61% in 2006. The decrease in our 2007 gross profit margin was primarily due to different mix of products, which carry lower margins.

Expenses

Our operating expenses in 2007 were $13,983,000, compared to $9,826,000 in 2006, an increase of 42%. The increase in operating expenses was mainly due to the SHC transaction and an increase in selling and marketing expenses related to promotion and commissions expenses due to the increase in revenues.

Research and development expenses consist primarily of salaries, benefits, subcontractors’ allocated overhead expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses in 2007 were $1,716,000, compared to $1,362,000 in 2006, an increase of 26%. The increase in the research and development expenses was primarily due to research and development expenses associated with our new technologies, CSMS and RAPTOR and active RFID due to the SHC transaction.

Selling and marketing expenses consist primarily of salaries and commission earned by sales and marketing personnel, promotion expenses, trade show expenses, allocated overhead and supplies and travel and entertainment costs. Our selling and marketing expenses in 2007 were $9,041,000, compared to $5,619,000 in 2006, an increase of 60.9%. The increase in the sales and marketing expenses was primarily due to the increase in sales promotion expenses related to the increase in revenues, labor expenses, an increase in sales and marketing activities in the U.S. due to the SHC transaction and a different mix of projects.

General and administrative expenses consist primarily of salaries, benefits, allocated overhead and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses in 2007 were $3,192,000, compared to $2,737,000 in 2006, an increase of 16.6%. This increase was primarily due to the SHC transaction.

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

Taxes on income

Taxes on income are mainly expenses related to withholding tax at source related to our project with a European country. Taxes on income for the twelve months ended December 31, 2007 and 2006 were $390,000 and $146,000, respectively. The increase is mainly due to the fact that the project commenced in August 2006 so the revenue that are subject to withholding tax at source that were recognized in 2006 reflect only 4.5 months compared to a full year during 2007.

Net Loss

As a result of the factors described above, our net loss in 2007 was $11,311,000, compared to a net income of $5,440,000 in 2006. For the year ended December 31, 2006, we would have incurred a net loss of $5,096,000, excluding the $10,536,000 capital gain from the sale of the E-ID Division.

Impact of Inflation and Currency Fluctuations

Because the majority of our revenue is paid in or linked to the U.S. dollar, we believe that inflation and fluctuation in the NIS/dollar exchange rate has limited effect on our results of operations. However, a portion of the cost of our Israeli operations, mainly personnel, is incurred in NIS. Because some of our costs are in NIS, inflation in NIS/dollar exchange rate fluctuations do have some impact on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a delayed basis, by a devaluation of the NIS in relation to the dollar.

Historically, the New Israeli Shekel has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in Western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate.

In 2008, the rate of appreciation of the NIS against the U.S. dollar was 1.1% and the rate of inflation, in Israel, was 3.8%. It is unclear what the devaluation/evaluation and inflation rates will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or the evaluation of the NIS against the U.S. Dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2008, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary or advisable to offset these risks.

Seasonality

Our quarterly operations are subject to fluctuations due to several factors, including the factors discused under the caption “Risk Factors—The time from our initial contact with a customer to a sale is long and subject to delays which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations and causing significant fluctuations in our revenue from quarter to quarter” in Item 3.D.  It is our experience that, as a general matter, a majority of our sales are made during the latter half of the calendar year consistent with the budgetary, approval and order processes of our governmental agencies customers. Additionally, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant expenses, particularly for government and government agencies organizations. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services, which could have an adverse effect on our results of operations.

New Accounting Pronouncements

SFAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” This Statement will replace SFAS No. 141, “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of SFAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 141(R) is prohibited. The Company believes that the initial adoption of SFAS 141R will not have a material impact on its financial position and results of operations. However, due to the changes described above, consummation of business combinations after the adoption of SFAS 141R could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the SFASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 160 is prohibited. The Company believes that the adoption of SFAS 160 will not have a material impact on its financial position and results of operations.

FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.”

This pronouncement requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP SFAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (January 1, 2009 for the Company). Early adoption is prohibited. The Company believes that the adoption of SFAS No. 142-3 will not have an impact on its financial position and results of operations.

FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP SFAS 115-2 and 124-2”)

On April 9, 2009, the FASB issued FSP SFAS 115-2 and 124-2 which is intended to make the guidance more operational and improve the presentation and disclosure of other-than-temporary impairments (“OTTI”) on debt and equity securities in the financial statements. FSP SFAS 115-2 and 124-2 applies to debt securities and requires that the total OTTI be presented in the statement of income with an offset for the amount of impairment that is recognized in other comprehensive income, which amount represents the noncredit component. Noncredit component losses are to be recorded in other comprehensive income if an investor can assess that (a) it does not have the intent to sell or (b) it is not more likely than not that it will have to sell the security prior to its anticipated recovery. FSP SFAS 115-2 and 124-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP SFAS 115-2 and 124-2 will be applied prospectively with a cumulative effect transition adjustment as of the beginning of the period in which it is adopted. An entity early adopting FSP SFAS 115-2 and 124-2 must also early adopt FSP SFAS 157-4 (as described below). The Company is currently evaluating the impact of FSP SFAS 115-2 and 124-2 on the consolidated financial statements.

FSP SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly (“FSP SFAS 157-4”).

On April 9, 2009, the FASB issued FSP SFAS 157-4 which provides additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements under SFAS 157, Fair Value Measurements. FSP SFAS 157-4 will be applied prospectively and retrospective application will not be permitted. FSP SFAS 157-4 will be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP SFAS 157-4 must also early adopt FSP SFAS 115-2 and 124-2.  The Company is currently evaluating the impact of FSP SFAS 157-4 on the consolidated financial statements.

B.    Liquidity and Capital Resources

Net cash used in operating activities for the twelve months ended December 31, 2008 was $5,264,000 compared to $4,890,000 during the period ended December 31, 2007, an increase of $374,000, or 8%. Our net loss from continued operation for 2008 was $12,086,000, less other adjustments reached to net cash used in operating activities from continuing operations for the year 2008 of $4,732,000, less net cash used in discontinued operation of $532,000 reached to net cash used in operating activities for the year 2008 of $5,264,000 compared to a net loss for 2007 of $11,311,000, less other adjustments reached to net cash used in operating activities for the year 2007 of $4,890,000.

Net cash provided by investing activities during the period ended December 31, 2008 was $4,136,000, compared to $4,774,000 during the period ended December 31, 2007, a decrease of $638,000. This decrease was primarily due to the proceeds from the sale of marketable securities in the amount of $3,192,000 during 2008, compared to $7,639,000 during 2007. The decrease was offset by proceeds from restricted cash deposit, net of $1,022,000 during 2008 compared to an investment in restricted cash deposit, net of $2,313,000 during 2007, and capitalization of software and intangible assets during 2008 of $0 compared to $509,000 in 2007.

Net cash used in financing activities during the year ended December 31, 2008 was $174,000, compared to $214,000 during the year ended December 31, 2007, a decrease of $40,000.

As of December 31, 2008, our cash and cash equivalents totaled $812,000, compared to $2,114,000 as of December 31, 2007. Restricted cash totaled $2,150,000 as of December 31, 2008, compared to $3,172,000 as of December 31, 2007. The main decrease in restricted cash deposit is related to a bank deposit to secure a guarantee to a supplier, related to a certain project of the Company with a European country which was paid to the supplier according to the agreement, offset by cash which is pledged to our major Convertible Bond holder in 2008.  Part of the Restricted cash is invested in  deposits, which mature within up to one year, and is used to secure agreements with a customer or a bank, and the other part is cash which is pledged to our major convertible bond holder. Marketable securities totaled $0 as of December 31, 2008, compared to $4,054,000 as of December 31, 2007. The decrease in the marketable securities compared to December 31, 2007 was due to the sale of our remaining OTI shares.

           We have accumulated net losses of approximately $42,294,000 from our inception through December 31, 2008, and we have continued to accumulate net losses since December 31, 2008. Since May 1999, we have funded operations primarily through cash generated from our initial public offering on NASDAQ Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), and, to a lesser extent, from our sale of the shares of our former subsidiary, InkSure Technologies, Inc., from borrowings from financial institutions, from private placements of our ordinary shares and warrants to purchase our ordinary shares, in 2004 and 2005,  from issuance of convertible bonds and warrants in 2006, 2007 and 2008 from the sale of OTI shares that were received from the sale of the E-ID Division to OTI. As of December 31, 2008, our principal source of liquidity was $812,000 of cash and cash equivalents. As of December 31, 2008, we had $299,000 of debt outstanding relating to obligations under our credit facility, Convertible Bonds of $3,157,000 and an obligation for severance pay to Israeli employees of $378,000, of which $314,000 is already covered by monthly deposits to severance pay funds and insurance policies.

During June and July 2004, we received aggregate gross proceeds of $1,225,000 from the private placement of 265,001 ordinary shares and five-year warrants to purchase 106,001 ordinary shares at an exercise price of $6.47 per share. In connection with the private placement, our placement advisors received warrants to purchase 77,941 ordinary shares at an exercise price of $6.47 per share.

In August and September 2004, we received gross proceeds of $2,200,000 from a private placement to accredited investors of 420,000 ordinary shares and five-year warrants to purchase 168,000 ordinary shares at an exercise price of $6.47 per share. In connection with the private placement, our placement agent received warrants to purchase 30,240 ordinary shares at an exercise price of $6.47 per share and 75,601 ordinary shares at an exercise price of $5.00 per share. All of such warrants issued in this private placement, except 75,601 warrants with an exercise price of $5.00, were called by us at a redemption price of $0.0588 per warrant pursuant to our right to do so if the closing price (or closing bid price) of our ordinary shares on an U.S. stock exchange, NASDAQ or the OTC Bulletin Board was equal to or greater than $14.70 per share for 10 out of any 15 consecutive trading days. The investors exercised warrants to purchase an aggregate of 194,627 ordinary shares. During the fourth quarter of 2004, 120,176 warrants were exercised for an aggregate amount of approximately $778,000, and approximately $130,000 was received with respect to shares to be allotted in 2005. During the year 2005, 54,451 warrants were exercised for an aggregate amount of approximately $352,000.

In November and December of 2005, we received aggregate gross proceeds of $3,050,000 from a private placement by certain investors of 836,292 ordinary shares (of which 150,807 shares were issued after December 31, 2005) and five-year warrants to purchase 292,701 ordinary shares at an exercise price of $3.53 per share. The private placement was made to accredited investors pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, our placement agent received a cash fee of $150,000 and our placement advisors received five-year warrants to purchase 8,446 ordinary shares at an exercise price of $3.53 per share. The investors that participated in this private placement were granted the right, for one year following the closing of the private placement and subject to certain limitations, to participate in future issuances of our capital stock or securities (a “Subsequent Financing”) up to an amount which would permit each investor to maintain its fully diluted percentage equity ownership at the same level existing prior to the Subsequent Financing (after giving effect to such Subsequent Financing). The warrants are callable, subject to certain limitations, at our option if the closing bid price per ordinary share of our ordinary shares equals or exceeds $7.06 for 20 trading days during the term of the warrants. We may however only call, in any 3-month period, the lesser of (i) 20% of the aggregate amount of the warrants initially issued to a warrant holder, or (ii) the total number of warrants then held by such holder.

In November 2006, we raised $3,156,500 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500,000 were issued to a single investor, and Units valued at $656,5000 were issued to Special Situation Funds (SSF), based on the participation rights provided in a private placement during 2005, which were existing shareholders. According to their original terms the Convertible Bonds mature three years from the date of issuance and bear interest at an annual rate of 8% (which was updated as described below). Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bonds); payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into our ordinary shares at a conversion price of $5 per share (see amendment below). The investors were also granted Warrants entitling them to acquire a total of 134,154 ordinary shares at an exercise price of $5 per share during the next five years. With respect to this transaction, we paid approximately $215,000 cash as issuance expenses and granted an option to acquire up to 25,000 shares to a third party, exercisable at $5 per share. The fair market value of this grant was $ 40,000.

We have considered the provisions of EITF Issue No.00-19, “The Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” and determined that the embedded conversion feature should not be separated from the host instrument because it is qualified for equity classification in paragraphs 12-32 of EITF Issue No.00-19. Therefore the transaction was accounted for in accordance with EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The expiration date of the Warrants is November 2011.

As a result, we recorded in 2006 an amount of $282,000 with respect to the Warrants and an amount of $632,000 as beneficial conversion feature with respect to the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital). The discount of the bonds as a result of the value assigned to the warrants and the beneficial conversion feature is amortized during the contractual term of the bonds.

In November 2007, due to a breach of certain conditions of the convertible bonds, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, we signed an amendment to the agreement with the investors under which we were required to pay to one of the investors the abovementioned interest amount ($276,000) (with any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the bonds)) and with respect to the other investors we changed the conversion ratio of the bonds to $4.25. In a consideration the investors waived their right to accelerate the repayment of the bonds. We accounted for the amendment as a modification of the bonds (based on the provisions of EITF 06-06 (We accounted for the amendment as a modification of the Bonds.)

In June 2008, following a breach in the amended terms of the convertible bonds, we reached an agreement with one of the investors (with a principal amount of $2,500,000), under which, among other things, the investor waived our compliance with certain covenants under its Convertible Bonds, in exchange for:

1.
Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bonds).

2.	Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.

3.
We undertake to place a fixed charge on all income and/or rights in connection with a certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of us to use part of the income.

4.	Certain anti-dilution rights with respect to the warrants held by the single investor.

In addition, under certain circumstances the investor might have the right to demand an early payment of partial or full amount of the Convertible Bonds (up to the $2,500,000 as mentioned above). We accounted for the amendment as an extinguishment of the Bonds.

Due to the breach of certain convertible bonds covenants, we had to recognize, in 2008, financial expenses in the amount of $553,000, to accelerate deferred expenses in the amount of $138,000 and to accelerate the remaining discount amounts (attributed to warrants and beneficial feature) in the amount of $724,000. In addition the Convertible Bond was classified as a current liability.

There were no amendments signed with SSF since November 2007.

As of December 31, 2008 and June 30, 2009, we are not in compliance with certain covenants under our Convertible Bond agreements, in which case the Convertible Bond holders could seek to accelerate payment of the unpaid principal amount, accrued interest and other amounts under its Convertible Bond (an aggregate of approximately $4,420,000 as of June 30, 2009). We are currently negotiating with the Convertible Bond holders.

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

During 2007 and 2008, we sold 1,414,716 and 1,200,444 shares of OTI for a total consideration of $7,639,000 and $3,192,000, respectively.

As of December 31, 2008, Vuance Inc. had an account receivable line of credit from Bridge Bank in an aggregate amount of up to $1,000,000. The loan bears interest at the WSJ Prime Rate plus an additional 2.5% annualized on the average daily gross financed amount outstanding. Floor on Prime Rate to be 6%. Minimum monthly interest of $1,500 Plus Facility fee of $7,500 annually. Bridge Bank has a perfected first position security interest in all of Vuance Inc.'s current and future assets, including intellectual property and general intangibles.

The weighted average interest rate on the credit line as of December 31, 2008 was approximately 6%.

During the period from January 1, 2008 to December 31, 2008, our capital expenditures totaled approximately $73,000 (compared to $116,000 during 2007 and $93,000 during 2006), of which approximately $39,000 (compared to $62,000 during 2007 and $69,000 during 2006) was expended at or upon Vuance's facilities in Israel, and approximately $34,000 (compared to $54,000 during 2007 and $24,000 during 2006) was expended upon various facilities of Vuance's subsidiaries outside Israel. During the first financial quarter of 2009, our capital expenditures totaled approximately $10,150.

Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing or the sale of certain assets of the Company. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

C.	Research and Development

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As of December 31, 2008 the number of employees in our research and development activities was 11. We focus on the new technology of our RFID and Credentialing, and expect to maintain our current research and development efforts. We spent $1.4 million, $1.7 million and $2.6 million on research and development in 2006, 2007 and 2008, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of RFID and Credentialing in 2008 and 2007 and during 2006 mainly in the areas of automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, and document authentication. We will continue to research and develop our RFID, Credentialing and EAC. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See - “Results of operations” in Item 5.A for additional information.

Industry Trends

The increased demand for better security systems and services has positively affected trends within the industry. Access control and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand, both for physical security access to buildings and logical security access to corporate networks, combined with real time tracking and monitoring assets. Our mobile (CSMS and RAPTOR) and fixed access control solutions, jointly with our RFID-enabled security and asset management solutions, provide an optimal solution to these problems as they deliver stronger authentication of network users and store personal data for highly secure physical access control. In addition, we believe that the acquisition of the Intelli-Site will expedite our ability to meet the demand for integrated solutions and technology convergence operating under a unified platform.

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

    A significant portion of our 2008 revenues was derived from our governmental projects and the remainder was derived from commercial customers. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers. We expect this trend to change and we expect that future revenues will come from larger number of orders and customers.

For more information about our expectations regarding future cost of revenues, future operating expenses and liquidity and capital resources, please refer to the section captioned “Risk Factors” in Item 3.D., the sections captioned “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B.

Our development and marketing efforts for the solution and product platforms are aimed at addressing several systems and service trends that we see developing in the industry.

    In December 2006, we concluded the sale of our E-ID Division to OTI. The sale allows management to focus primarily on the substantial market opportunities we have identified for our Credentialing and active RFID solutions. Following the events of September 11, 2001 and other major disasters it has become increasingly important for agencies to track personnel, assets, and other objects on a local positioning basis. Our CSMS and RAPTOR solutions can fulfill critical homeland security requirements for public safety and emergency services agencies and local counter-terrorism task forces. In recent months, we have announced contracts for the deployment of our CSMS and RAPTOR Systems, and we are currently discussing the deployments with additional governmental agencies in North America.

As a result of these trends and combined with our core strengths, we are focusing on products and solutions that we believe will be significantly influential in the present and future markets. As of the date of this Annual Report, we expect that our 2009 revenues will be primarily derived from:

•	Smart ID technologies;
•	Passive RFID - Electronic Access Control;
•	CSMS and RAPTOR Systems;
•	Active RFID; and
•	Integrated Managed Security solution software.

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

   We do not have any off-balance sheet transactions that have or are reasonably likely to have a material effect on our current or future financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

         The following table summarizes our contractual obligations and commitments as of December 31, 2008, which will require significant cash outlays in the future:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	$770,000	$464,000	$306,000	—	—
Purchase obligations(*)	$646,500	$346,500	$300,000	—	—
Convertible bonds(**)	$4,306,000	$4,306,000	—	—	—
Total contractual cash obligations	$5,836,500	$5,230,500	$606,000	—	—

Long-term debt consists of amounts due on loans from banks, which is described in Item 18, Note 9 to the financial statements included in this Annual Report. Operating lease obligations represent commitments under several lease agreements for our facilities and the facilities of certain subsidiaries. Convertible bonds represent the amount due to the investors under the convertible bonds assuming there will no conversion to shares, which is described in Item 18, Note 13 to the financial statements included in this Annual Report. Total contractual cash obligations represent outstanding commitments for loans from banks, convertible bonds, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

(*) We are obligated, under certain contracts with one of our manufacturers, to purchase certain frame orders from such manufacturer, with no specific time requirements.

(**) As of December 31, 2008 and June 30, 2009, we are not in compliance with certain covenants under our Convertible Bond agreements, in which case the Convertible Bond holders could seek to accelerate payment of the unpaid principal amount and accrued interest under its Convertible Bond (an aggregate of approximately $4,420,000 as of June 30, 2009). We are currently negotiating with the Convertible Bond holders.

ITEM 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management

Board of Directors

We are managed by our Board of Directors. Pursuant to our Articles of Association, the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. Directors are elected for a one year term ending at the following annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed re-elected at the same meeting, The General Meeting may resolve that a director be elected for a period longer than the time ending at the next annual meeting but not longer than that ending at the third next annual meeting. The Board of Directors elects one of its members to serve as the Chairman.

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Eli Rozen	55	Director, Chairman of the Board
Avi Landman	55	Director
Ilan Horesh	57	External Director (1)
Jaime Shulman	66	Director
Michal Brikman	39	External Director (2)

(1)  “External Director” as defined in the Israeli Companies Law (see explanation below).
(2)  The reelection of Michal Brikman, who was elected as an external director on October 28, 2004 for a period of three years, was inadvertently left off of the agenda of our 2007 annual general meeting of shareholders, and under Israeli law, an external director cannot be deemed reelected or continue in office until a successor is elected. Due to this oversight, since October 28, 2007, Ms. Brikman has not qualified as our “external director,” but has continued to function as such and as a member of certain committees of our Board of Directors. At the annual general meeting of shareholders held on August 17, 2008, Ms. Brikman was reelected as an external director for an additional period of three years commencing as of October 28, 2007. Additionally, our Board of Directors and such committees ratified all of the actions that had been taken by them since the expiration of Ms. Brikman's initial term as our external director.

Eli Rozen is one of our co-founders and serves as a director and as Chairman of our Board of Directors. Mr. Rozen has served as Chairman since 2000. From 1988 until 2000, Mr. Rozen served as our Chief Executive Officer and President. Mr. Rozen has a Bachelor of Science in Industrial Engineering and Management from the Israel Institute of Technology.

Avi Landman is one of our co-founders and serves as a member of the Board of Directors and as our Research Manager. Prior to co-founding Vuance in 1988, Mr. Landman worked as a computer engineer at Gal Bakara Ltd. and prior to that as a Practical Engineer at Eltam Ltd. Mr. Landman has a Bachelor of Science degree in Computer Engineering from the Technion - Israel Institute of Technology and a Practical Engineer Diploma in Electronics from Bosmat Haifa.

Ilan Horesh, an external director, became a member of the Board of Directors on September 17, 2006 and is a member of the audit committee. Mr. Horesh was also a board member of Retalix Ltd. from 1998 to 2006. Since 2006, he has been an external director of Ampa Investments LTD, and since 2007 has been a board member of Taldor Computer System (1986) Ltd. and an external director of Rekah Pharmaceutical Industry Ltd. Mr. Horesh was a department manager at Pelephone Communication Ltd. From 1997 to 1998, Mr. Horesh served as the Chief Executive Officer of "SHEFFA consumer club," a subsidiary of Macabi Health Services. From 1994 to 1997, Mr. Horesh was the manager of the Planning and Projects Department at Paz Oil Corp. From 1994 to 1999, Mr. Horesh was a director of Hed-Artzi Ltd. Mr. Horesh holds a Bachelor of Arts in History and Geography from Tel Aviv University, a Master of Arts in Political Studies from Haifa University, and a Bachelor of Arts degree in Business Administration.

Jaime Shulman became a member of the Board of Directors on September 17, 2006. From 2001 to 2003, Mr. Shulman was President and CEO of Logisticare, Ltd. From 1998 to 2000, Mr. Shulman was President and CEO of the Amcor Group. From 1993 to 1997, Mr. Shulman was President and CEO of the Magam Enterprises Group. From 1991 to 1998, Mr. Shulman was the active Chairman of the board (part time) of Tana Industries. From 1991 to 1992, Mr. Shulman was a foreign consultant to and subsequently CEO of Metrometer, Inc. (New York). From 1978 to 1991, Mr. Shulman was CEO of Electra Israel. From 1970 to 1977, Mr. Shulman was Production Manager at Tadiran, Plastic and Metal Plant. Mr. Shulman is an Electromechanical Engineer (equivalent to M.Sc. in Israel) from Buenos Aires University, Argentina.

Michal Brikman, an external director, became a member of the Board of Directors on October 28, 2004. Ms. Brikman is a Certified Public Accountant with extensive management and accounting experience. From 2000 to 2005, Ms. Brikman was a business consultant at Daniel Doron Business Consulting. Ms. Brikman received her Masters in Finance from Baruch College in New York City and later relocated to Israel.

Executive Officers and Key Employees

As of June 15, 2009, our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Eyal Tuchman	41	Chief Executive Officer
Ron Peer	59	Deputy CEO, President of Vuance Inc.
Lior Maza	38	Vice President of Corporate Finance, Chief Financial Officer
Joel Konicek	59	Chief Operating Officer
Jim Peroutka	55	Chief Technology Officer
Kyle John	42	Vice President Sales, North America
Thomas W. Connell II	42	Vice President Government Solutions
Kevin Michael	48	Vice President of Operations
John Ulibarri	51	Vice President of Integrated Solutions

Eyal Tuchman, Chief Executive Officer. In April 2006, Mr. Tuchman became Vuance’s Chief Executive Officer, after four years of service as Vuance’s Chief Financial Officer and Chief Operational Officer. Mr. Tuchman brings to Vuance years of experience in business development, finance and operational management in publicly traded companies. Prior to joining us in 2002, he served as Chief Financial Officer of Magam Group, a company traded on the Tel-Aviv Stock Exchange, from 1996 to 2002, and before that, was a Senior Auditor at Kesselman & Kesselman (today, PriceWaterhouseCoopers). Mr. Tuchman holds a Bachelor of Arts in Economics & Accounting from Ben Gurion University and is a certified public accountant.

Ron Peer, Deputy CEO, Marketing, Technology and Business Development. Mr. Peer has over 30 years of experience in the technology industry, where he has held top management positions. Mr. Peer has proved to be a successful leader in the Israeli and U.S. high-tech industries with broad and in-depth marketing and business vision. With proven experience and expertise in brand counterfeiting and document security solutions, he has directed startup and turnaround situations and also recruited and developed strong management teams. With his technological and operational experience background, rooted in the Israel Defense Forces as a Lieutenant Colonel, Mr. Peer maintains a successful international business and management career. Mr. Peer holds a Bachelor of Science degree in Electronic Engineering, and Business and Marketing Diplomas from Tel-Aviv University.

Lior Maza, Chief Finance Officer. Mr. Maza has over ten years of financial management experience, having served, from 2004 to 2007, as Director of Finance at PowerDsine, Ltd. (NASDAQ: PDSN), a pioneer in Power over Ethernet (PoE) solutions that was acquired by Microsemi Corporation (NASDAQ: MSCC). Prior to PowerDsine, Mr. Maza served for four years as the Corporate Controller of Invoke Solutions, a leading innovator of real-time, interactive research technology. Mr. Maza holds a Masters degree in Business Administration with distinction from Heriot-Watt University, Edinburgh Business School. Mr. Maza is a certified public accountant.

Joel Konicek, Chief Operating Officer. Mr. Konicek was the former CEO and President of Security Holding Corp., and joined Vuance when SHC was acquired in 2007. He published Security, ID Systems and Locks: The Book on Electronic Access Control in 1998.

Jim Peroutka, Chief Technology Officer. Mr. Peroutka was the former CTO of Security Holding Corp., and joined Vuance in 2007. As a 30 year veteran of the security industry, Mr. Peroutka is a specialist in RFID-empowered electronic access control for wide area networks. Previously, he founded and led JRP Data Systems.

Kyle John, Vice President Sales, North America. With over 14 years of security industry experience, Mr. John joined the Company in 2007.  He previously served as Regional Sales Manager for two Fortune 500 companies, ADT Security Services and Cintas Corporation.

Thomas W. Connell II, Director, Government Solutions.  Mr. Connell was the former CEO of Special Rescue Services and COO of Disaster Management Solutions, and joined Vuance in 2007. As a 15-year veteran of emergency services, he served on national standards committees such as National Fire Protection Association (NFPA), and worked with the Federal Emergency Management Agency, DHS, the Department of Justice, and the Department of Health and Human Services on multiple domestic preparedness initiatives after the September 11, 2001 terror attacks.

Kevin Michael, With over 15 years of experience in the private sector, Mr. Michael has managed projects at EMC2, Intel, and National Semiconductors. Mr. Michael has extensive experience in operations including the integration of RFID technologies and facility management applications to control space and assets.

John Ulibarri, is the President and Chief Executive Officer of Intelli-Site, Inc. Mr. Ulibarri joined Intelli-Site in April, 2001 as Vice President of Engineering and Operations, was promoted to Executive Vice President in December, 2002, and President in January, 2004.  Mr. Ulibarri brings more than 25 years of experience in the Security Systems industry.  Prior to joining our company, Mr. Ulibarri served in various senior management and engineering positions with major security and communications systems integration concerns throughout the US.  Mr. Ulibarri holds a B.S. in Computer Engineering and an MBA.

B.    Compensation

The aggregate amount of compensation paid by us to our board members, our Chief Executive Officer, Deputy CEO, Marketing, Technology and Business Development, Vice President, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer (collectively, the "Named Executive Officers") as a group for the twelve months ended December 31, 2008 was approximately $1,017. This sum includes amounts paid for salary and social benefit. In addition, we have provided automobiles to our executive officers at our expense.

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

As of December 31, 2008, we had set aside approximately $29,000 to provide pension, retirement or similar benefits for our Board of Directors and Named Executive Officers.

Option/SAR Grants during the Year Ended December 31, 2008

During the twelve months ended December 31, 2008, we granted options to purchase 23,000 ordinary shares under our Option Plan (as defined in “Share Options Plans” below) to two of our Named Executive Officers at an exercise price of $1.88. All options will expire in 2018.

In September, 2008, the Board of Directors approved a re-pricing of options for three executive officers for 149,600 options, which had exercise prices ranging between $2.47 and $14.8235.  The re-pricing changed the exercise price of the options to $1.86. The incremental compensation cost at the date of the modification was $66,000, of which $59,000 was recognized during 2008.

On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, the Company granted to (a) the Chairman of our Board of Directors, (b) a member of the Company's Board of Directors who is also one of the co-founders, (c) one of the co-founders of the Company, and (d) another member of the Company's Board of Directors, options to purchase up to 49,311, 34,702, 24,244 and 6,164 shares, respectively.  The options have an exercise price of 0.0582235 NIS, vesting immediately and will expire after ten years. Those options were granted as a compensation for three months in exchange for waiving their cash payments for those months, according to their agreement with the Company. In addition (a) all options held by the Participants on October 27, 2008 shall be re-priced so that the exercise price thereof shall be $1.1 (the closing price of the Ordinary Share on said date), and (b) all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

Please refer to the Section captioned “Share Option Plan” under Item 6.E below for a description of our Option Plans.

 C.    Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office
Eli Rozen	Director Chairman of the Board	1988-present July 25, 2000-present
Avi Landman	Director	1988-present
Ilan Horesh	External Director	September 17, 2006-present
Jaime Shulman	Director	September 17, 2006-present
Michal Brikman	External Director	October 28, 2004-present (*)

(*) The reelection of Michal Brikman, who was elected as an external director on October 28, 2004 for a period of three years, was inadvertently left off the agenda of our 2007 annual general meeting of shareholders, and under Israeli law, an external director cannot be deemed reelected or continue in office until a successor is elected. Due to this oversight, since October 28, 2007, Ms. Brikman has not qualified as our “external director,” but has continued to function as such and as a member of certain committees of our Board of Directors. At the annual general meeting of shareholders held on August 17, 2008, Ms. Brikman was reelected as an external director for an additional period of three years commencing on October 28, 2007. Additionally, our Board of Directors and such committees ratified all of the actions that had been taken by them since the expiration of Ms. Brikman's initial term as our external director.

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

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Michal Brikman, who shall hold office until October, 2010, and Ilan Horesh, who shall hold office until September, 2009.

Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli public companies, namely companies whose shares have been offered to the public or are publicly traded, are required to appoint at least two natural persons as “external directors.” A person may not be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed; with the controlling shareholder of such company or with any entity controlling or controlled by such company or by the controlling shareholder of such company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

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

Pursuant to the Israeli Companies Law, at least one of the external directors, as well as a number of the non-external directors to be determined by the Board of Directors, are required to have “accounting and financial expertise” and the other external directors are required to have "professional skills," as such terms are defined in regulations recently promulgated under the Israeli Companies Law.

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

At our 2003 Annual General Meeting held on June 30, 2003, Esther Koren and Avi Elkind were each re-elected to serve as external directors for an additional term of three years ending on June 30, 2006. However, Esther Koren resigned as a member of our Board of Directors due to personal reasons effective July 14, 2004. Ms. Michal Brikman was subsequently appointed to our Board of Directors as an External Director, which appointment was approved by our shareholders at a special general shareholder meeting on October 28, 2004. In addition, Ms. Brikman has been appointed to the Audit Committee and several other committees. Ms. Brikman's term as External Director, and consequently as a member of such committees expired on October 27, 2007; however, at the annual general meeting of shareholders held on August 17, 2008, Ms. Brikman was re-elected as an external director for an additional period of three years commencing on October 28, 2007.  Our Board of Directors and such committees have ratified all of the actions that had been taken by them since the expiration of Ms. Brikman's initial term as our external director.

 On September 17, 2006, our general meeting appointed Mr. Ilan Horesh as an External Director. In addition, Mr. Horesh has been appointed to the audit committee.

           Under the Israeli Companies Law, an external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director's fiduciary duties, and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

           We have the following committees:

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the Board of Directors of a public company, any director employed by or providing other services on a regular basis to the company and the controlling shareholder or any relative of the controlling shareholder of such company may not be members of the audit committee of the company. Since the expiration of Ms. Brikman's term as an external director (on October 27, 2007) and due to the oversight omission of her re-election for an additional term of three years, we have not had an audit committee (the "Audit Committee") which complies with the requirements of Israeli law. During that period our “audit committee” continued to operate, however, no event or action, which under the Israeli Companies Law requires approval by the Audit Committee, occurred or was taken until Ms. Brikman was re-elected as an external director at the annual general meeting of shareholders held on August 17, 2008, for an additional period of three years commencing as of October 28, 2007. Our Board of Directors and Audit Committee ratified all of the actions that have been taken by them since the expiration of Ms. Brikman's initial term as external director. In 2007 the Audit Committee adopted an audit committee charter which regulates its operations. According to our Audit Committee charter, the objective of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting practices; the integrity of the Company’s financial statements; the Company’s accounting and financial reporting processes; the Company’s compliance with legal and regulatory requirements; the independent auditors’ qualifications, independence, and performance; audits of the Company’s financial statements and the internal audit function, and to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s independent auditors and internal auditors, and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. Mr. Ilan Horesh Mr. Jaime Shulman and Ms. Brikman are the members of the Audit Committee.

Compensation (Remuneration) Committee

We have a compensation committee (the "Compensation Committee"). In 2007, the Compensation Committee adopted a Compensation Committee charter, which regulates its operations. According to the Compensation Committee charter it is responsible for determining the compensation (including salaries, bonuses and equity incentive compensation awards) of executive officers, including the Chief Executive Officer, other senior management and members of the Board of Directors. Ms. Michal Brikman, Mr. Ilan Horesh and Mr. Jaime Shulman are at the present time the members of the Compensation Committee.

Nominating and Corporate Governance Committee Charter

On May 15, 2007, our Board of Directors approved the establishment of a Nominating and Corporate Governance Committee (the "Nominating and Corporate Governance Committee"). The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become board members, consistent with criteria approved by the Board of Directors, and recommending that the Board of Directors select the director nominees for election at the general meeting of shareholders. The Committee is also responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines, recommending any changes thereto, and overseeing the evaluation of the Board of Directors. The Nominating and Corporate Governance Committee is currently comprised of Ms. Michal Brikman, Mr. Ilan Horesh and Mr. Jaime Shulman.

Management Employment Agreements

We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance, an Education Fund and severance benefits. All of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

 Internal Auditor

Under the Israeli Companies Law, the Board of Directors must appoint an internal auditor, proposed by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm, or its representative. We have appointed the office of Chaikin Cohen Rubin & Co. as our internal auditor in accordance with the requirements of the Israeli Companies Law.

 D.    Employees

As of December 31, 2008 and 2007, we had 52 and 70 full-time employees, respectively. The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008

Research, Development & Manufacturing	26	23	21
Marketing and Sales	20	34	20
Administration	10	13	11

Total	56	70	52

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008

Israel	38	22	16
United states	5	43	30
Rest of the world	13	5	6

Total	56	70	52

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

As a result of the OTI Transaction we terminated the employment of approximately 19 employees that were employed by us in the E-ID Division (the above table includes, as of December 31, 2006, the employees of the E-ID Division). Our current total number of employees is 48.

Vuance’s Israeli employees are not part of a collective bargaining agreement. However, in Israel we are subject to certain labor statutes, and to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists' Association. These are applicable to our employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the workday, minimum daily wages for professional workers, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions for employment. In addition, by virtue of such expansion order, all employees in Israel are entitled to automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. The amount and frequency of these adjustments are modified from time to time. We provide our employees with benefits and working conditions that comply with the required minimum.

         Generally, all nonexempt adult male citizens and permanent residents of Israel, under the age of 40, or older for reserves officers or citizens with certain occupations, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. Some of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

All of our employees have entered into confidentiality agreements. We have also granted certain employees options to purchase shares of our ordinary shares under our option plan. We consider our relationship with our employees to be good and we have never experienced a strike or work stoppage.

E.    Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and Named Executive Officers as of May 31, 2009. As of that date, we had 5,460,874 ordinary shares outstanding.

Name	Ordinary Shares held directly and beneficially		% of Outstanding Ordinary Shares as of May 31, 2009	Number of options outstanding	Exercise price	Expiration date
Eli Rozen	741,439	(1)	12.81%	194,817	1.1	October 27, 2013
				51,000	1.1	January 11, 2015
				51,000	1.1	January 19, 2017
				49,311	0.01486	January 1, 2019
Avi Landman	464,082	(2)	8.40%	8,500	1.1	October 27, 2013
				8,500	1.1	January 11, 2015
				20,400	1.1	January 19, 2017
				34,702	0.01486	January 1, 2019
Eyal Tuchman	164,530	(3)	2.93%	5,100	1.86	June 19, 2012
				12,750	1.86	March 28, 2014
				25,500	1.86	November 7, 2014
				21,250	1.86	October 4, 2014
				51,000	1.86	May 29, 2016
				43,980	0.01486	March 12, 2019
James Pertuka	133,819	(4)	2.45%	8,000	4.64	December 18, 2017
Joel Konicek	133,819	(5)	2.45%	8,000	4.64	December 18, 2017
Directors and Named Executive Officers as a Group ([10] persons)(7)	1,743,025	(6)	28.45%	752,464	0.01486 – 5.2353	April 2012 – March 2019

 (1) Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 329,128 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009, of which 152,317 ordinary shares are held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”).

(2) Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland Investments LLC, a limited liability company solely owned by Mr. Landman (“Ashland”), and (b) options to purchase 65,302 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009.

(3) Includes (a) 4,950 shares held directly by Eyal Tuchman, and (b) options to purchase 159,580 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009.

(4) Includes (a) 131,153 shares held directly by James Pertuka, and (b) options to purchase 2,666 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009.

(5) Includes (a) 131,153 shares held directly by Joel Konicek, and (b) options to purchase 2,666 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009.

(6) Includes options to purchase 664,678 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009.

(7) See notes 1, 2, 3, 4, 5 and 6. Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable or exercisable within 60 days of May 31, 2009) and has therefore not been separately disclosed.

All of our ordinary shares have identical voting rights.

Share Option Plans

On February 14, 1999, the Board of Directors adopted, and our shareholders subsequently approved, the 1999 Employee Stock Option Plan, which was amended and restated in March 2002 (the "1999 Option Plan"). We no longer use the 1999 Option Plan to issue stock options. In 2003, we adopted a new stock option plan under which we now issue stock options (the “Option Plan”). In December 2004, we filed a Registration Statement on Form S-8 with the SEC registering (i) 170,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 594,034 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 109,412 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Israeli Companies Law, administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2008, 3,913,660 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

As a result of an amendment to Section 102 of the Israeli Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by us thereunder, capital gains derived by optionees arising from the sale of shares issued pursuant to the exercise of options granted to them under Section 102 after January 1, 2003 will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we had previously been entitled to do under Section 102. For certain information as to the Israeli tax reform, see “Taxation.” in Item 10.

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

During 2007 the Board of Directors approved grants of options as follows:

Number of options granted	Exercise price
37,400	4.412
71,500	5.100
21,000	4.900
62,333	0.014
47,372	0.058
5,500	4.850
141,500	4.640
34,000	4.120

An additional 217,600 options were granted during 2007 to related parties including directors.

During 2008, the Board of Directors approved grants of options as follows:

Number of options granted	Exercise price
2,000	3.38
43,000	1.88

In September 2008, the Board of Directors approved a re-pricing of options for three executive officers for a total of 149,600 options, which had exercise prices ranging from $2.47 to $14.8235. The re-pricing changed the exercise price of the options to $1.86. The incremental compensation cost at the date of the modification was $66,000 of which $59,000 was recognized during 2008.

In December, 2008, according the Special General Meeting (see note 15f in the financial reports), 20,400 options held by a director, with an exercise price of $5, were re-priced to an exercise price of $1.1 and it was decided that all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013. The Special General Meeting approved also the re-pricing and the extension (if applicable) of 334,217 options held by related parties. See notes 15a and 15b in the financial reports. The incremental compensation cost at the date of the modification amounted to $44,000 and was recognized as expense since all of the options were fully vested.

For options grants after the balance sheet, see also note 19, in the financial reports.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2006		2007		2008
	Number of options	Weighted average Exercise price	Number of options	Weighted Average exercise price	Number of options	Weighted Average exercise price
Outstanding at beginning of year	595,971	$5.77	553,902	$5.12	1,076,756	$4.43
Granted	93,501	$4.42	638,205	$3.86	45,000	$1.95
Exercised	(43,152)	$2.48	(25,968)	$3.16	(27,032)	$0.32
Canceled and forfeited	(92,418)	$9.95	(89,383)	$5.06	(113,262)	$6.17
Outstanding at end of year	553,902	$5.12	1,076,756	$4.43	981,462	$2.55	(*)
Exercisable at end of year	481,651	$5.18	591,485	$4.81	663,021	$2.51	(*)

(*) The weighted average exercise price, presented of December 31, 2008, is after the re-pricing made during 2008, as mentioned above and in note 15, in the financial reports.

The weighted average fair value of options granted during the reported period was $1.89, $2.87 and $0.88, per option, for the years ended December 31, 2006, 2007 and 2008, respectively. The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2006, 2007 and 2008 grants: risk free rate of 5%, 4.05% and 4.24%, respectively; dividend yield of 0%; expected volatility factor of 57.17, 57.2% and 52.29% respectively; and expected term of 3.09, 3.64 and four years, respectively.

The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and Management estimate.

Compensation expenses recognized by us related to our share-based employee compensation awards were $225,000, $1,032,000 and $856,000 based on the provisions of SFAS 123R for the years ended December 31, 2006, 2007 and 2008, respectively.

The options outstanding and exercisable as of December 31, 2008, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average Exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2008	Weighted average exercise price	Aggregate intrinsic value

$ 0.01 - $ 0.06	86,019	8.56	0.015	$50	28,673	0.015	$17
$1.10 - $ 1.88	547,217	5.86	1.37	-	424,598	1.33	-
$ 2.47 - $ 3.38	35,626	4.54	3.01	-	33,626	2.99	-
$ 4.18 - $ 4.90	192,400	7.46	4.52	-	98,124	4.41	-
$ 5.00 - $ 5.24	103,200	4.85	5.06	-	61,000	5.08	-
$ 14.82	17,000	3.25	14.82	-	17,000	14.82	-

	981,462		2.55		663,021	2.51

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $0.60 as of December 31, 2008, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2008 and changes during the year ended December 31, 2008 is presented below:

	Options	Weighted– average grant- date fair value

Non-vested at January 1, 2008	485,271	$2.31
Granted	45,000	$0.88
Vested (including cancelled and exercised)	(158,330)	$2.18
Forfeited	(53,500)	$2.06
Non-vested at December 31, 2008	318,441	$2.21

As of December 31, 2008, there was $353,000 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which $261,000 is expected to be recognized during the year 2009, $89,000 during the year 2010 and $3,000 during the year 2011.

ITEM 7.    Major Shareholders and Related Party Transactions.

A.    Major shareholders

The following table lists the beneficial ownership of our securities as of May 31, 2009 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The principal address of our Beneficial Owners listed below (all but Jacob Hassan, Special Situations Fund III, L.P., Special Situations Fund III, Q.P, Special Situations Cayman Fund, L.P. and Homeland Security Capital Corporation) is c/o Vuance Ltd., Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel. We believe that all persons named in the table, except HMSC, have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of May 31, 2009 and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Jacob Hassan (1)	423,125	7.71%
Avi Landman (2)	464,082	8.40%
Eli Rozen (3)	741,439	12.81%
Special Situations Fund III, L.P. (“SSF”)(4)	*	*
Special Situations Fund III, Q.P. (“SSFQP”)(5)	1,471,643	25.12%
Special Situations Cayman Fund, L.P. (“Cayman”)(6)	**	**
Homeland Security Capital Corporation ("HMSC") (7)	692,660	12.68%
Investor through convertible bond (8)	939,583	14.68%

(1)
Mr. Hassan’s address is 21 Shnat Hayovel, Hod Hasharon, Israel. Includes (a) 398,881 shares held directly by Jacob Hassan, and (b) options to purchase 24,244 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009.

(2)
Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland, and (b) options to purchase 65,302 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009.

(3)
Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 329,128 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009, of which 152,317 ordinary shares are held by Finel.

(4)
* Includes (a) 66,610 ordinary shares, (b) 790,247 shares held by its affiliate, SSFQP, (c) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009, (d) convertible bond which can be convert into 115,294 ordinary shares (e) 217,113 ordinary shares held by its affiliate, Cayman, (f) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009 and (g) convertible bond which can be converted into 31,427 ordinary shares.

(5)
Includes (a) 790,247 ordinary shares, (b) warrants to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009, (c) convertible bond which can be converted into 115,294 ordinary shares, (d) 66,610 shares held by its affiliate, SSF,  (e) 217,113 ordinary shares held by its affiliate, Cayman, and (f) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009 and (g) convertible bond which can be convert into 31,427 ordinary shares.

(6)
**Includes (a) 217,113 ordinary shares, (b) warrants to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009, (c) convertible bond which can be convert into 31,427 ordinary shares, (d) 790,247 shares held by its affiliate, SSFQP, (e) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009, (f) convertible bond which can be convert into 115,294 ordinary shares and (g) 66,610 ordinary shares held by its affiliate, SSF.

(7)
HMSC granted an irrevocable power of attorney to our Chairman of the Board of Directors to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction. (The shares are subject to a lock-up and are not registered (see note 1a to the financial reports below).)

(8)
Includes (a) warrants to purchase 106,250 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2009, (b) convertible bond which could be converted into 833,333 ordinary shares.

To the best of our knowledge based on the information known to us, there has not been any significant change in the percentage ownership of the our major shareholders during the last three years other than changes resulting from our private placements in 2005, the issuance of convertible bonds in November, 2006, the shares issued according to the acquisition of SHC, the exercise of warrants issued in those offerings, and the grant of options to Messrs. Rozen, Landman and Jacob Hassan.

As of December 31, 2008 and June 19, 2009, to the best of our knowledge based on the information available to us, we had approximately 29 registered holders of our ordinary shares, and approximately 425 beneficial holders of our ordinary shares, respectively.

To the best of our knowledge based on the information currently available to us, there are no existing arrangements that may at a future date result in a change of control of Vuance.

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

On October 1, 2001, we entered into a consulting agreement with a company owned by the Chairman of our Board of Directors who was one of our co-founders. In consideration of these consulting services, we have undertaken to pay         $10,500 per month plus motor vehicle expenses. In addition, we pay $1,500 per month as a director’s fee. During 2008 we paid $121,000 pursuant to this agreement. (Regarding the deduction in the amount paid during 2008, see note 15f, in the financial reports.)

In December, 2008, according the Special General Meeting (see note 15f in the financial reports), 296,817 options with an exercise price in the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

On October 1, 2001, we entered into a consulting agreement with a company owned by a member of our Board of Directors, who was also one of our co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:
•	As of the date of the approval of the General Shareholders Meeting, the consideration shall be to an amount of $7,000 per month.
•	Upon the termination of the car lease agreement, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1,100 as of December 31, 2008), (excluding tax) per month.
•	To grant a one-time bonus of NIS 130,000 including VAT which was paid during the year 2005.

In addition, the Company pays $1,500 per month as a director’s fee. In 2008, we paid $84,000 pursuant to this agreement.  (Regarding the deduction in the amount paid during 2008, see note 15f, in the financial reports.)
In December, 2008, according the Special General Meeting (see note 15f in the financial reports), 37,400 options with an exercise price in the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

On October 1, 2001, we entered into a consulting agreement with a company owned by one of the co-founders of the Company. In consideration for these services, we have undertaken to pay $4,600 per month plus motor vehicle expenses. During 2008, we paid $58,000, pursuant to this agreement. (Regarding the deduction in the amount paid during 2008, see note 15f, in the financial reports.)

On January 13, 2005, the General Shareholders Meeting approved, among other things, the Board of Directors’ decision dated October 4, 2004 to grant options to acquire up to 51,001 ordinary shares to the Chairman of the Board of Directors and 8,500 ordinary shares to each of the two directors of the Company, who are not “outside directors.” The exercise price of the options is $5 per share. Those options were granted as compensation for their efforts in completing a private placement during 2004.

On January 21, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors and to a director who is one of the co-founders to acquire up to 51,000 and 20,400 ordinary shares of the Company, respectively, at an exercise price of $5.

On April 29, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors and to two external directors to acquire up to 85,000 and 40,800 ordinary shares of the Company, respectively, at an exercise price of $4.118 and $5, respectively.

On August 15, 2007, the General Meeting of Shareholders approved the grant of options to a director to acquire up to 20,400 ordinary shares of the Company, at an exercise price of $5. In December 2008 according the Special General Meeting (see Note 15f below), the options were re-priced to $1.1 and all such options shall nonetheless be exercisable until October 27, 2013.

On December 21, 2008, the Special General Shareholders Meeting approved that as part of a cost cutting plan, all of our non-external directors will join a temporary arrangement pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase shares of the Company instead of in cash, effective October 1, 2008, for a minimum period of three months, with an option to us to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. In addition (a) all options held by the Participants on October 27, 2008 shall be re-priced so that the exercise price thereof shall be $1.10 (the closing price of our Ordinary Shares on October 27, 2008), and (b) all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, we granted to (a) our Chairman of the Board of Directors, (b) a member of our Board of Directors who is also one of our co-founders, (c) one of the co-founders, and (d) another member of our Board of Directors options to purchase up to 49,311, 34,702, 24,244 and 6,164 shares, respectively. The options have an exercise price of 0.0582235 NIS per share, vesting immediately, and will expire after ten years. The options were granted as a compensation for three months of waiving their cash payment according to their agreement with us.

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

Export Sales

Sales in Israel during each of the years 2006, 2007 and 2008 was $194,000, $371,000 and $294,000, respectively. Export sales during each of the years 2006, 2007 and 2008 was $8,747,000 (98% of the total sales volume), $12,943,000 (97% of the total sales volume) and $20,359,000 (99% of the total sales volume), respectively.

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

On January 20, 2008, the Manufacturers Association of Israel (the "Plaintiff") filed a lawsuit with the labor court in Tel Aviv-Jaffa (the "Court") against us, seeking an amount of NIS 82,789 + VAT (as of June 20, 2008 approximately $25,700 + VAT) for service fees for the years 2001-2007, as well as legal expenses and attorney's fees of the Plaintiff. In addition, the Plaintiff has asked the Court to instruct us to submit the necessary documentation, certified by the Company's accountant, needed to calculate the service fees sought by the Plaintiff.  During 2008, we and the Plaintiff reached a settlement; accordingly, we will pay $8,000, as a compromise that was included in the financial reports in 2008.

On May 1, 2006, Evilia Investments Ltd. ("Evilia") filed in the Magistrate's Court in Tel-Aviv-Jaffa a claim for damages against InkSure and against us, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530,000) plus interest, allegedly due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into by Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the "Agreement"), as to which we are a guarantor. A motion for leave to defend the lawsuit was filed with the Magistrate’s Court by both InkSure and us on June 15, 2006. On August 6, 2006, a settlement agreement was submitted to the Magistrate’s Court, pursuant to which InkSure agreed to pay Evilia the amount of $130,000 plus VAT. On August 13, 2006, the Magistrate’s Court approved the settlement agreement. We agreed to pay (and paid) InkSure half of the settlement amount.

In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the "Department") filed with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) a claim to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between us and the Ministry of Internal Affairs of Ukraine (the "Ministry") void due to defects in the proceedings by which we were awarded the Contract. In July, 2004, the Arbitration Court declared the Contract void. On April 27, 2005, we appealed the decision in the High Commercial Court of Ukraine. In May, 2005, the Department filed with the Arbitration Court a new statement of claim for restitution of $1,047,740, paid to us by the Department under the Contract. On September 27, 2005, we received a negative award issued by the Arbitration Court in the second claim (the "Award"). On December 12, 2005, we were informed that the Supreme Court of Ukraine had dismissed our appeal regarding the July, 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Arbitration Court award was valid and legal under applicable law.

On September 28, 2008, the Department filed a petition (the "Petition") in the Central District Court of Israel (the "Court"), under which the Department requested the approval of the Award as a valid foreign arbitral award under the laws of the State of Israel.

During November 2008, we filed with the Court an objection to the Petition and a petition to declare the Award null and void. Our objection and petition rely on what we believe to be well-based evidence that we have against the manner under which the arbitration proceedings were conducted by the Arbitration Court and against their validness and legality. We believe that the arbitration proceedings were conducted partially and jeopardized our basic rights. Our claims are also corroborated by a contrary legal opinion written in the arbitration decision by one of the arbitrators ("Arbitrator").

On February 16, 2009 the Department filed its response to our claims (the "Response"). The Department raised in its Response procedural and other claims, including a claim that we filed in Ukraine a monetary claim which is based on the Award and the filing of such claim basically affirms our acknowledgment that the Award is valid. On March 25, 2009, we filed a response to the Department's response and a requisition to order the Arbitrator to testify in the scope of the Petition proceedings (the Court's decision regarding the said request has not been given yet).

On June 6, 2009, a preliminary court session was held regarding the Petition. During the session, the Department's counsel claimed that one of the two machines that we previously supplied pursuant to the Contract (which machine is priced higher than the amount of the Department's claim), was not supplied to the Department and was transferred by us to another Ukrainian governmental authority. It is noted that we have documents that evidence that, contrary to the Department's claim, we supplied both of the machines directly to the Department. The file was scheduled for an additional session on September 23, 2009.

Based on the opinion of our legal advisors, we believe that the above mentioned Ukraine Arbitration Court decision is incorrect, as a matter of law, that the Ukrainian government’s claim has no merit and that the Ukrainian Arbitration Proceedings were legally defective. We further believe that there is a good chance that Petition will be denied. Therefore no provision has been made in the financial statements with respect to the claim for restitution of $1,047,740.

We did not have any revenues from this project in 2006, 2007 or 2008.

On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber ("IAC"), in a case against the Ministry of Interior of the Slovak Republic relating to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,758,000 as of December 31, 2008) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $60,000 as of December 31, 2008) and SuperCom Slovakia's legal fees in the amount of EUR 63,611 (approximately $89,000 as of December 31, 2008). We have begun an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September, 2005, the commercial court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the Commercial Court’s decision have been unsuccessful.

           On December 16, 1999, Secu-Systems Ltd. ("Secu-systems") filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. ("InkSure") (our former subsidiary, which became a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, the plaintiff asserted claims of breach of a confidentiality agreement between the plaintiff and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to Secu-systems by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to Secu-systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of the plaintiff. In addition, the court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to Secu-systems compensation in the sum of NIS 100,000 ($26,000 as of December 31, 2008) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($8,000 as of December 31, 2008). Secu-systems has filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above. On November 1, 2007, the Supreme Court accepted Secu-systems’ appeal, and stated that Inksure and us have breached the confidentiality agreement. Consequently, the appeal that had been filed by Inksure and us was dismissed. The Supreme Court instructed that the case will be returned to the District Court for determining the remedies to which Secu-Systems is entitled.

On February 18, 2008, the Plaintiff filed a petition with the District Court asking the court to allow Secu-systems to amend the amount for which it sued as stated in the Statement of Claims to NIS 25,000,000 (approximately $6,575,000 as of December 31, 2008). The petition is mainly based on the fact that in 2002, Inksure was sold by us to a third party for a consideration of approximately $6,000,000 and upon Secu-systems’ assertion that such amount of consideration constitutes a benefit and/or profit which seems to have been derived from the breach of the confidentiality agreement and upon the assertion that Secu-systems is entitled, in light of the Supreme Court's ruling with respect to the breach of the confidentiality agreement, to receive such amount. Another argument made by Secu-systems relates to the profit which Inksure, allegedly, generated from the breach of the confidentiality agreement; this argument is based on a gross profit of $6,400,000 according to the financial statements of Inksure for the years 2002-2007.

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

On December 8, 2008, a court session with respect to the petition was held and we are waiting for the court decision.

In light of the above, provided that the subject matter consultant's opinion is adopted by the court, and further provided that Inksure's financial reports indeed reflect its business results, our lawyers are of the opinion that no material amounts will be awarded to Secu-systems in these proceedings.

Due to the circumstances described above, we made an allowance of $100,000 that reflects the expected legal expenses related to this litigation.

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

In accordance with our Articles of Association, our Board of Directors may from time to time declare and cause the Company to pay to the shareholders such interim or final dividends as the Board of Directors deems appropriate considering the profits of the Company and in compliance with the provisions of the Israeli Companies Law.

Subject to the rights of the holders of shares as to dividends, and to the provisions of our Articles of Association, dividends, whether in cash or in bonus shares, shall be paid or distributed, as the case may be, to shareholders pro rata to the amount paid up or credited as paid up on account of their shares, without taking into consideration any premium paid thereon.

B.    Significant Changes

There have not been any significant changes since the date of the annual financial statements included under Item 18 of this Annual Report.

ITEM 9.    The Offer And Listing.

 Offer and Listing Details

The tables included below set forth information regarding the price history of the ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board/NASDAQ for the periods indicated.

We were traded on the NASDAQ Europe stock market since April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our shares to Euronext Brussels stock market where we traded under the symbol “VUNC.” We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

 Our ordinary shares were quoted on the OTC Bulletin Board Market under the symbol “VUNC.OB,” from November 5, 2004 until August 22, 2007.

Our ordinary shares approved for listing on NASDAQ and began trading effective August 23, 2007. The shares are traded on NASDQ under the symbol “VUNC.”

On December 11, 2008, we received a letter from NASDAQ advising us that we did not comply with the Listing Requirements. As a result, the NASDAQ Staff began reviewing our eligibility for continued listing on NASDAQ. To facilitate their review, the NASDAQ Staff requested that we provide our specific Plan.  After we submitted the Plan, on March 30, 2009 we received further correspondence from NASDAQ that we did not comply with the Listing Requirements, and therefore, trading of our ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing our securities from listing and registration on NASDAQ, unless we requested an appeal of the delisting decision by NASDAQ.

We appealed the NASDAQ determination to a NASDAQ Listings Qualifications Panel (the “Panel”), which automatically stayed the delisting of our ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted our request for an extension of time to achieve full compliance with the Listing Requirements.

The Panel’s decision, and our continued listing on NASDAQ, is subject to our compliance with certain conditions, including demonstration that we have regained compliance with the Listing Requirements by September 28, 2009. While we are executing on its plan to regain compliance, there can be no assurance that we will be able to do so.  Should we be unable to meet the exception requirement, the Panel will issue a final determination to delist our shares and, unless the Nasdaq Listing and Hearings Review Council issues a stay, will suspend trading of our shares on NASDAQ effective on the second business day from the date of the final determination and our ordinary shares could be eligible for quotation and trading on the OTC Bulletin Board in accordance with applicable rules and regulations.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in Euros as reported on the NASDAQ Europe stock market or the Euronext Brussels stock market, as applicable until August 4, 2008 (conversion to U.S. dollars is based on the exchange rate published by the Bank of Israel). The following table also shows, for the periods indicated since November 5, 2004, the high and low closing prices of our ordinary shares on the OTC Bulletin Board Market or NASDAQ, as applicable.

The Company has not issued any securities in connection with a pre-emptive issue.

Period	European market (1)				US market (2)
	Per share ($)				Per share ($)
	High		Low		High	Low
Annual
2004	15.65		3.24		15.59	12
2005	16.41		3.12		15.06	3.29
2006	6.71		3.18		6.59	3.24
2007	5.28		3.58		6.18	3.82
2008	3.90	(1)	2.40	(1)	4.69	0.29
Financial quarters
2007
First quarter	5.24		3.58		5.41	3.82
Second quarter	5.28		3.58		6.18	5.10
Third quarter	4.97		4.21		5.22	4.42
Fourth quarter	5.11		3.74		5.15	4.11
2008
First quarter	4.15		2.81		4.69	2.94
Second quarter	2.91		2.40		3.60	2.75
Third quarter	2.57	(1)	2.41	(1)	2.97	1.76
Fourth quarter	N/A		N/A		2.00	0.29
2009
First quarter	N/A		N/A		0.68	0.24
Most recent six months
December 2008	N/A		N/A		0.75	0.29
January 2009	N/A		N/A		0.68	0.35
February 2009	N/A		N/A		0.63	0.28
March 2009	N/A		N/A		0.39	0.24
April 2009	N/A		N/A		0.64	0.30
May 2009	N/A		N/A		0.49	0.38

(1) Our shares were quoted on the NASDAQ Europe stock market since April 19, 1999 and since October 23, 2003, on the Euronext Brussels stock market. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

(2) Our ordinary shares were quoted on the OTC bulletin board from November 5, 2004 and since August 23, 2007, our ordinary shares were approved for trading on NASDAQ under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased.

 (3) Share prices are adjusted to give effect to our 1-for-5.88235 reverse share split effective for trading purposes on May 14, 2007.

        On June 17, 2009, the last reported sale price of our ordinary shares on NASDAQ was $0.28 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares were listed for trade on the Euronext Brussels stock market, from October 23, 2003 under the symbol “SUP,” which became “VUNC” after our corporate name change on May 14, 2007. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

Since November 5, 2004, our ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB," which, following our recent name change became “VUNCF.OB.” Since August 23, 2007, our ordinary shares were approved for trading on NASDAQ under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased.

D.	Selling Shareholders

Not applicable.

G.	Dilution

Not applicable.

H.	Expenses of the Issue

Not applicable.

ITEM 10.    Additional Information.

A.	Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our memorandum of association and articles of association are attached hereto as noted in Item 19.

We are a public company organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel and we have been assigned company number 52-00-4407-4.

Set forth below is a summary of certain provisions of our Memorandum of Association (the "Memorandum"), the Articles of Association (the "Articles") and the Companies Law. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum, which integrates into the text all amendments thereto since our incorporation, and the Articles, which were adopted in August 2007, are incorporated by reference as exhibits to this Form 20-F.

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

DIRECTORS

Our Articles provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. With the exception of our external directors, who are elected for three year terms and may only be elected for two three year terms in accordance with the Israeli Companies Law, our directors are elected for a one year term ending at the following annual general meeting of shareholders, However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed reelected at the same meeting. The general meeting may resolve that a director be elected for a period longer than by the next annual general meeting, but not longer than the third next annual meeting. Directors may resign or in certain circumstances be removed by our general meeting prior to the expiration of his term.

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

MEETINGS OF SHAREHOLDERS

An annual general meeting of our shareholders will be held at least once in every calendar year, not later than 15 months after the last annual general meeting at such time and at such place either within or without the State of Israel as may be determined by our Board of Directors.

Our Board of Directors may, whenever it deems fit, convene a special general meeting. Special general meetings may also be convened upon requisition in accordance with the Companies Law. Our Board is obligated to convene a special general meeting if it receives a written request from any of (a) two Directors or 25% of the total number of Directors; (b) one or more Shareholders, holding at least 5% of our issued share capital and at least 1% of the shareholders’ voting power; or (c) one or more shareholders holding no less than 5% of the our issued voting shares.

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

General Corporate Tax Structure

Israeli companies are generally subject, in 2008, to corporate tax at the rate of 27% on their taxable income. This rate was 31% in the 2006 tax year, 29% for the 2007 tax year and will be 26% for the 2009 tax year and 25% thereafter.

Protection against the effects of inflation or changes in the US dollar exchange rate

In the past, in order to avoid erosion of corporate capital in times of high inflation, Israeli companies implemented the Income Tax Law (Adjustment for Inflation) 1985 that adjusted taxable income for changes in the Israeli Consumer Price Index. Since inflation in Israel in recent years has not been significant, the Income Tax Law (Adjustment for Inflation) 1985 was canceled as from the 2008 tax year subject to provisions that were set out.

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

Companies:

The real capital gain on the sale of securities by a company will be taxed at the corporate tax rate applicable during the year of sale, as follows: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 – 25%.

Companies that prior to January 1, 2006 were not subject to the Income Tax Law (Adjustments for Inflation) – 1985, will be taxed at a rate of 25% upon the capital gain on the sale of securities in the period 2006-2009. In 2010 and thereafter, a capital gain will be taxed at the corporate rate, which in 2010 is expected to be 25%.

Non-Israeli residents:

Generally speaking, Non-residents of Israel will be exempt from capital gain tax in relation to the sale of ordinary shares traded in a stock exchange as long as (a) the capital gains are not accrued or derived by the nonresident shareholder’s permanent establishment in Israel, (b) the ordinary shares in relation to which the capital gains are derived were acquired by the nonresident after the initial listing of the ordinary shares and (c) neither the shareholder nor the capital gain is subject to certain sections of the Israeli income tax ordinance.

However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, pursuant to the Income Tax Treaty between Israel and the U.S. (the “Tax Treaty”), gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the U.S. within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to US residents under the Tax Treaty, referred to as a Treaty US Resident, would not be subject to Israeli capital gains tax, unless such US Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. However, under the Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S.

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

Our financial market risk includes risks related to international operations and related foreign currencies. We anticipate that sales outside of North America will continue to account for a significant portion of our consolidated revenue in 2009. To date, most of our sales have been valued in dollars. In future periods, we expect our sales to continue to be principally valued in dollars, narrowing foreign currency exchange risk.

We value part of our expenses in some of our international operations, such as Israel and Hong Kong, in each country's local currency, and therefore are subject to foreign currency exchange risk. However, through December 31, 2008, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates; we have incurred an income of $62,000 in the year ended December 31, 2008 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel or Hong Kong that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

Our exposure to market risks for changes in interest rates relates primarily to our credit facility. At December 31, 2008, our financial market risk related to this debt was immaterial. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

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

ITEM 12.   Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies.

A.	None.

B.	None.

ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	None.

B.	None.

C.	Not applicable.

D.	No changes.

E.	None.

ITEM 15.   Controls and Procedures.

Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Our disclosure controls and procedures include components of our internal control over financial reporting. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of December 31, 2008, were effective, except as described below, to provide reasonable assurance that (i) information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based further upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2008, due solely to the material weakness in our internal control over financial reporting as described below in "Management's Report on Internal Control over Financial Reporting." In light of this material weakness, the Company performed additional analysis as deemed necessary to ensure that the consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the consolidated financial statements included in this report present fairly, in all material respects, our financial position, results of operations and cash flows for the period presented.

Management report on internal control over financial reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP., and includes policies and procedures that:

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2008, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control – Integrated Framework.”

Based on our assessment, our management has concluded that we did not maintain effective internal control over financial reporting as a result of the material weakness that is discussed below.

We had one significant deficiency that is inherent and continuing, and therefore constitutes a material weakness in the financial statement closing process. The control deficiency relates to the improper segregation of duties in our finance department.

Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report. Accordingly, this Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

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

Changes in internal controls over financial reporting

During the year ended December 31, 2008, due to headcount cuts, we have made adjustments to internal control over financial reporting. Such adjustments are not deemed by our management to materially affect, or to reasonably be likely to materially affect, our internal controls over financial reporting. Therefore, we do not believe our material weakness that discussed above will be remediated in 2009.

ITEM 16.	Reserved

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Ms. Michal Brikman, who chairs our audit committee, is an “audit committee financial expert.” Mr. Jaime Shulman is an independent director under NASDAQ Market Place Rule 4200(a)(15).

ITEM 16B.	Code of Ethics

Our Board of Directors adopted a code of ethics that applies to our chief executive officer, chief financial officer, director of finance, controller, and other persons performing similar functions a copy of which is previously filed and incorporated by reference to this Annual Report. A copy of our code of ethics will be provided, without charge, upon written request of any person delivered as follows: Sagid House “Ha’Sharon Industrial Park” P.O.B 5039, Qadima 60920 Israel.

ITEM 16C.	Principal Accountant Fees and Services

The following table presents the fees to our external auditors for professional services rendered in the years ended December 31, 2008 and 2007:
	2008	2007
Audit Fees	91,000	108,000
Audit-Related Fees	23,000	29,000
Tax Fees	7,000	5,000
Total	121,000	142,000

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

BDO McCabe Lo Limited
Certified Public Accountants

Hong Kong, 22 March 2007

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholder of
SuperCom Asia Pacific Limited

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company incurred net loss for the year ended December 31, 2008 and had net current liabilities and stockholder's (deficit) as of December 31, 2008, these factors raise substantial doubt about its ability to continue as a going concern. Management plans on the continuation of the Company as a going concern include financing the Company's existing and future operations through additional issuance of common stock and/or advances from the stockholders and seeking for improvement in profitability of the Company's operations. However, the Company has no assurance with respect to these plans. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PKF
Certified Public Accountants
Hong Kong, China
June 26, 2009

- 1 -

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	100

Consolidated Balance Sheets	101-102

Consolidated Statements of Operations	103

Statements of Changes in Shareholders' Equity (Deficit)	104

Consolidated Statements of Cash Flows	105-106

Notes to Consolidated Financial Statements	107-147

- - - - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF VUANCE LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Vuance Ltd. (the "Company") and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Board of Directors and management of the Company.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Supercom Asia Pacific Limited (Supercom Asia Pacific), a subsidiary, which statements reflect total assets of 0.5% and 0.4% as of December 31, 2008 and 2007, respectively, of the related consolidated totals, and total revenues of 1.6%, 10% and 20%, for each of the three years in the period ended December 31, 2008, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports thereon have been furnished to us. Our opinion, insofar as it relates to the amounts included for Supercom Asia Pacific, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1d, the Company has incurred substantial losses and negative cash flows from operations since its inception and as of December 31, 2008, the Company had an accumulated deficit of $42,294 thousands and total shareholders' deficit of $1,867 thousands. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management plans with respect to these matters are described in Note 1d. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Tel-Aviv, ISRAEL
June 30, 2009

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,114	$812
Restricted cash deposits	3,172	2,150
Marketable securities	4,054	-
Trade receivables (net of allowance for doubtful accounts of $ 3,500 and $ 3,478 as of December 31, 2007 and 2008, respectively)	2,463	840
Other accounts receivable and prepaid expenses	2,400	1,074
Inventories, net	566	1,307
Assets attributed to discontinued operations	-	260

Total current assets	14,769	6,443

SEVERANCE PAY FUND	309	314

PROPERTY AND EQUIPMENT, NET	218	218

OTHER ASSETS:
Goodwill	3,644	685
Intangible assets and deferred charges, net	2,012	1,275

Total other assets	5,656	1,960

Total assets	$20,952	$8,935

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2007	2008
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$478	$299
Trade payables	1,498	1,714
Employees and payroll accruals	299	247
Accrued expenses and other liabilities	6,641	5,007
Convertible bonds	-	3,157

Total current liabilities	8,916	10,424

LONG-TERM LIABILITIES:
Convertible bonds	2,441	-
Accrued severance pay	362	378

Total long-term liabilities	2,803	378

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY (DEFICIT):
Share capital: Ordinary shares of NIS 0.0588235 par value -
Authorized 12,000,000 shares as of December 31, 2007 and 2008;
Issued and outstanding: 5,124,779 and 5,259,874 shares as of December 31, 2007 and 2008, respectively	80	82
Additional paid-in capital	39,089	40,345
Accumulated deficit	(29,936)	(42,294)

Total shareholders' equity (deficit)	9,233	(1,867)

Total liabilities and shareholders' equity (deficit)	$20,952	$8,935

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2006		2007		2008

Revenues	$8,941	(*)	$13,314	(*)	$20,653
Cost of revenues	3,494		5,600		8,452
Gross profit	5,447		7,714		12,201

Operating expenses:
Research and development	1,362		1,716		2,571
Selling and marketing	5,619		9,041		11,924
General and administrative	2,737		3,192		3,299
Impairment loss	-		-		3,235
Litigation settlement expenses	108		34		8
Total operating expenses	9,826		13,983		21,037

Capital gain from the sale of the e-ID Division	10,536		-		-

Operating income (loss)	6,157		(6,269)		(8,836)
Financial expenses, net	(204)		(4,652)		(3,113)
Other expenses, net	(367)		-		-

Income (loss) before taxes on income	5,586		(10,921)		(11,949)
Taxes on income	(146	)(*)	(390	)(*)	(137)

Net income (loss) from continuing operations	5,440		(11,311)		(12,086)
Loss from discontinued operations	-		-		272

Net income (loss)	$5,440		$(11,311)		$(12,358)

Income (loss) per share
Basic:
Income (loss) from continuing operations	$1.37		$(2.57)		$(2.34)
Loss from discontinuing operations	$-		$-		$(0.05)

Net income (loss) per share	$1.37		$(2.57)		$(2.39)

Weighted average number of ordinary shares used in computing basic earnings (loss) per share	3,969,212		4,391,860		5,171,406

Diluted:
Income (loss) from continuing operations	$1.31		$(2.57)		$(2.34)
Loss from discontinuing operations	$-		$-		$(0.05)

Net income (loss) per share	$1.31		$(2.57)		$(2.39)

Weighted average number of ordinary shares used in computing diluted income ( loss) per share	4,212,791		4,391,860		5,171,406

(*) Reclassified (See Note 2y)

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares	Share capital		Additional paid-in capital	Deferred stock compensation	Accumulated Deficit	Receipt on account of shares	Total comprehensive income (loss)	Total shareholders' equity (deficit)

Balance as of January 1, 2006	3,807,167	$61		$31,702	$(15)	$(24,065)	$564	-	$8,247
Reclassification upon adoption of SFAS 123(R)	-	-		(15)	15	-	-	-
Issuance of shares in a private placement, net	150,807	2		455	-	-	(550)	-	(93)
Exercise of options	43,152	1		105	-	-	(14)	-	92
Amounts attributed to warrants issued in connection with convertible bonds	-	-		282	-	-	-	-	282
Beneficial conversion feature on convertible bonds	-	-		632	-	-	-	-	632
Stock- based compensation	-	-		401	-	-	-	-	401
Net income	-	-		-	-	5,440	-	$5,440	5,440
Total comprehensive income								$5,440
Balance as of December 31, 2006	4,001,126	$64		$33,562	$-	$(18,625)	$-		$15,001
Issuance of shares in connection with acquisition of subsidiary (see note 1a)	1,097,426	16		4,319	-	-	-	-	4,335
Exercise of options	25,968	-	*	82	-	-	-	-	82
Increase in the fair value of conversion feature of convertible bonds due to modification of conversion terms	-	-		84	-	-	-	-	84
Stock- based compensation	-	-		1,072	-	-	-	-	1,072
Expenses related to the issuance of shares in a private placement which occurred in previous years	-	-		(30)	-	-	-	-	(30)
Issuance of shares due to reverse split	259	-		-	-	-	-	-	-
Net loss	-	-		-	-	(11,311)	-	$(11,311)	(11,311)
Total comprehensive loss								$(11,311)
Balance as of December 31, 2007	5,124,779	$80		$39,089	$-	$(29,936)	$-		$9,233
Issuance of shares see Note 14c	108,063	2		247	-	-	-	-	249
Exercise of options	27,032	-	*	8	-	-	-	-	8
Beneficial conversion feature on convertible bonds terms	-	-		94	-	-	-	-	94
Stock- based compensation	-	-		907	-	-	-	-	907
Net loss	-	-		-	-	(12,358)	-	$(12,358)	(12,358)
Total comprehensive loss								$(12,358)
Balance as of December 31, 2008	5,259,874	$82		$40,345	$-	$(42,294)	$-		$(1,867)

*Less than 1

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net Income (loss)	$5,440	$(11,311)	$(12,358)
Less: Loss for the period from discontinued operations	-	-	(272)
Net income (loss) from continuing operations	5,440	(11,311)	(12,086)

Adjustments to reconcile net income/loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	355	225	651
Impairment loss	-	-	3,235
Accrued severance pay	128	(382)	16
Stock- based compensation	361	1,072	907
Capital gain from the sale of the e-ID Division	(10,536)	-	-
Amortization of discount on convertible bonds	30	268	810
Amortization of deferred charges	6	90	159
Write down of loan regarding an investment in an affiliated company	275	-	-
Realized loss from sale of marketable securities	-	1,116	862
Unrealized loss from marketable securities, net	-	2,699	-
Loss on sale of property and equipment	8	58	-
Exchange differences on principal of long-term loan	12	9	5
Decrease (increase) in trade receivables	(1,442)	883	1,610
Decrease (increase) in other accounts receivable and prepaid expenses	254	(1,943)	1,373
Decrease (increase) in inventories	212	32	(741)
Increase in trade payables	53	95	216
Increase (decrease) in employees and payroll accruals	211	(234)	(86)
Increase (decrease) in accrued expenses and other liabilities	1,586	2,433	(1,663)

Net cash used in operating activities from continuing operations	(3,047)	(4,890)	(4,732)
Net cash used in operating activities from discontinued operations	-	-	(532)
Net cash used in operating activities	(3,047)	(4,890)	(5,264)

Cash flows from investing activities:
Purchase of property and equipment	(93)	(116)	(73)
Acquisition of subsidiaries net of cash acquired. (Appendix A)	-	(153)	-
Decrease (increase) in severance pay fund	(95)	278	(5)
Capitalization of software and intangible assets	-	(509)	-
Restricted cash deposits, net	229	(2,313)	1,022
Proceeds from sale of marketable securities	650	7,639	3,192
Amounts carried to deferred charges	(163)	(52)	-
Cash paid in respect of sale of the e-ID Division (Appendix B)	(52)	-	-

Net cash provided by investing activities	476	4,774	4,136

Cash flows from financing activities:
Short-term bank credit, net	(307)	(336)	254
Proceeds from issuance of convertible bonds and warrants, net	3,139	-	-
Issuance of share capital, net of issuance costs	(183)	(30)	2
Proceeds from exercise of options and warrants, net	92	82	8
Long-term loan received	204	2,850	-
Principal repayment of long-term loan	(224)	(2,780)	(438)

Net cash provided by (used in) financing activities	2,721	(214)	(174)

Increase (decrease) in cash and cash equivalents	150	(330)	(1,302)
Cash and cash equivalents at the beginning of the year	2,294	2,444	2,114

Cash and cash equivalents at the end of the year	$2,444	$2,114	$812

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008
Supplemental disclosure of cash flows information:

Appendix A:
Acquisition of subsidiaries net of cash acquired:

Assets and liabilities of the subsidiaries, as of date of purchase:
Working capital (excluding cash and cash equivalents)	-	$1,157	-
Property and equipment, net	-	(38)	-
Intangible assets	-	(1,531)	-
Goodwill recognized	-	(3,644)	-
Shares issued	-	3,903	-

	$-	$(153)	$-

Appendix B:
Cash paid in respect of sale of the e-ID Division

Assets and liabilities of the division, at the date of sale:
Working Capital, net	$2,073	-	-
Fixed assets, net	2,800	-	-
Intangible assets	47	-	-
Fair value of marketable securities received as proceeds, net	(15,508)	-	-
Capital gain on the sale of the e-ID Division	10,536	-	-

	$(52)	-	-

Cash paid during the year for:
Interest	$76	$415	$171
Taxes on income	$146	$353	$137

Supplemental disclosure of non-cash investing and financing activities:

Share capital issuance against redemption of note payable to former shareholder of a subsidiary	$-	$432	$-
Accrued issuance costs	$19	$-	$-
Issuance of shares to service providers and officer	$40	$-	$247

1.	During the year 2008 additional goodwill in an amount of $276 was recorded with respect to the acquisition of SHC as a result of clarification of certain provisions of the acquired entity.
2.	During 2008, a modification of terms of convertible bonds in an amount of $2,500 was determined to be a debt extinguishment.

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

a.
Vuance Ltd. (formally Supercom Ltd.) (the “Company") was incorporated in 1988 in Israel. The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market since October 23, 2003. The Company applied for delisting of its shares from the Euronext Brussels stock market, and its application was approved on May 6, 2008, effective August 4, 2008. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board. Since August 23, 2007, the ordinary shares of the Company were approved for trade on the NASDAQ Capital Market under the symbol “VUNC” and trading of the stock on the OTC Bulletin Board ceased.

On December 11, 2008, the Company received a letter from the NASDAQ Capital Market advising the Company that it did not comply with the continued listing requirements of Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)), which requires companies to have a minimum of $2,500 in stockholders’ equity, or $35,000 in market value of listed securities, or $500 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years (the “Listing Requirements”).

As a result, the NASDAQ Capital Market Staff began reviewing the Company’s eligibility for continued listing on the NASDAQ Capital Market. To facilitate their review, the NASDAQ Capital Market Staff requested that the Company provide on or before December 26, 2008, the Company’s specific plan to achieve and sustain compliance with the NASDAQ Capital Market listing requirements, including the time frame for completion of the plan (the “Plan”).  After the Company submitted the Plan, on March 30, 2009 the Company received further correspondence from NASDAQ that it did not comply with the Listing Requirements, and therefore, trading of the Company’s ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing the Company’s securities from listing and registration on The NASDAQ Capital Market, unless the Company requested an appeal of the delisting decision by NASDAQ.

The Company appealed the NASDAQ determination to a NASDAQ Listings Qualifications Panel (the “Panel”), which automatically stayed the delisting of the Company’s ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted the Company’s request for an extension of time to achieve full compliance with the Listing Requirements.

The Panel’s decision, and the Company’s continued listing on the NASDAQ Capital Market, is subject to the Company’s compliance with certain conditions, including demonstration by the Company that it has regained compliance with the Listing Requirements by September 28, 2009. While the Company is executing on its plan to regain compliance, there can be no assurance that the Company will be able to do so.  Should the Company be unable to meet the exception requirement, the Panel will issue a final determination to delist the Company’s shares and, unless the NASDAQ Listing and Hearings Review Council issues a stay, will suspend trading of the Company’s shares on the NASDAQ Capital Market effective on the second business day from the date of the final determination and the Company's ordinary shares could be eligible for quotation and trading on the OTC Bulletin Board in accordance with applicable rules and regulations.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

a.	(cont.)
The Company develops and markets security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. The Company's solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to overcome security challenges. Its Critical Situation Management System (CSMS) is a mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. Regarding the e-ID activity after the closing of the sale of the e-ID Division to OTI, see below.

The Company is headquartered in Franklin, WI.

The Company sells its products through centralized marketing offices in U.S, Israel and Hong-Kong. The Company has two wholly-owned marketing subsidiaries: Vuance Inc. (formally Supercom Inc.) in the United States and SuperCom Asia Pacific Limited in Hong Kong.

During the fourth quarter of 2005, the Company set up a new subsidiary (80%), Vuance RFID Inc., (formally: Pure RF Inc.,) (incorporated in Delaware) which began operations during the first quarter of 2006. During the first quarter of 2006 Vuance RFID Inc., set up Vuance RFID Ltd (formally Pure RF Ltd.) (100%) (incorporated and operating in Israel), and focuses on new technology and solutions for active tracking of people and objects. During February 2007, the Company purchased the remaining 20% from the minority of Vuance RFID Inc. for an amount of $100.

Commencing in 2008, Vuance RFID Inc engaged in the distribution of locks. This activity was terminated in the fourth quarter of 2008 and it is presented as discontinued operations.

The assets attributed to the discontinued operations consist of inventory of the activity which includes a write down in an amount of $65.

The results of the discontinued operation for the year ended December 31, 2008, is presented below:

Year ended December 31, 2008
Revenues	$5
Net loss	$272

During the fourth quarter of 2006, the Company set up a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007, and focuses on executing perimeter security and border control project at a European International Airport.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

a.	(cont.)

On July 3, 2007, through its wholly-owned subsidiary, Vuance Inc., the Company entered into an agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding share capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HOMS.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $4,335 in Vuance ordinary shares (and direct expenses of approximately $600 as describe below). The closing date was August 28, 2007. SHC is a Delaware corporation engaged, directly and through its subsidiaries in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of SHC, the Company issued to the sellers 1,097,426 ordinary shares of the Company.  Subject to certain terms and conditions, in the event that the Company seeks to register any of its ordinary shares under the Securities Act of 1933 for sale to the public, then at HMSC’s request, the Company will use its reasonable best efforts to include the Company's Shares owned by HMSC in such registration. The Sellers agreed to a lock-up period during which, subject to certain exceptions, they will not sell or otherwise dispose of the Company's Shares. The restrictions on making such transactions will expire for HMSC - in eight equal installments, commencing on the end of the first calendar quarter following the Closing and each of the seven calendar quarters thereafter, and for the other Sellers - in twelve equal installments, commencing on the end of the first calendar quarter following the Closing and each of the eleven calendar quarters thereafter. HMSC also agreed that during such restriction period, upon the occurrence of any sale by HMSC of the Company's Shares due to HSMC’s bankruptcy, insolvency or otherwise by operation of law, Vuance Inc and the Company will have a right of first refusal to purchase all (but not less than all) of the Company's Shares held by HSMC on certain terms and conditions. HMSC further agreed that at the Closing it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company, to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction. As part of the Purchase Agreement, certain Sellers will assume, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the date of Closing. According to the Purchase Agreement, the Company guaranteed all of the obligations of Vuance Inc under such agreement.

During the fourth quarter of 2007, the acquired companies (SHC and its subsidiaries) were merged into Vuance Inc.

The acquisition was accounted for under the purchase method and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF No. 99-12”) after consideration with the lock-up mechanism of the shares issued to the sellers. The results of operation acquired were included in the consolidated financial statements of the Company commencing August 28, 2007. (See also Note 8)

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

a.	(cont.)

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, as follows:

	August 28, 2007

Intellectual Property	$525
Brand name	500
Customer Base	506
Liabilities	(240)
Goodwill	3,644	(*)

Total	$4,935

(*) Regarding impairment of goodwill recognized in the fourth quarter of 2008, see Note 8 below.

Goodwill includes but is not limited to the synergistic value, accesses to new growing markets and potential competitive benefits that could be realized by the Company from the acquisition.

Below are certain pro forma combined statements of income data for the years ended December 31, 2006 and 2007, as if the acquisition of SHC had occurred on January 1, 2006 and 2007, respectively, after giving effect to: purchase accounting adjustments and amortization of identifiable intangible assets. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2006 and 2007, respectively, nor is it necessarily indicative of future results.

	Year ended December 31,
	2006	2007
	Unaudited
Net sales	$12,500	$15,300
Net income (loss)	$2,170	$(13,950)
Basic earnings (loss) per share	$0.429	$(2.728)
Diluted earnings (loss) per share	$0.423	$(2.728)

In September 2007, the Company announced that it had entered into a definitive agreement to acquire, through its US subsidiary, Vuance Inc., the Credentialing Division of Disaster Management Solutions Inc., for approximately $100 in cash. In addition the Company undertook an obligation to pay up to $650 in royalties that will be paid upon sales of the advanced first responder credentialing system (named “RAPTOR”) during the first twelve months following the acquisition (the closing was in August 2007). During the year 2008 there weren’t any sales of RAPTOR.

Regarding acquisition, after the balance sheet date, of certain of the assets and certain of the liabilities of Intelli-Site, Inc., see Note 19d.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

a.	(cont.)

On November 8, 2006, the Company announced that it had entered into an agreement with On Track Innovations Ltd. ("OTI") (NASDAQ: OTIV), under which OTI agreed to acquire the assets of the Company’s e-ID Division (including, inventory, fixed assets and intangible assets) for consideration consisting of 2,827,200 restricted ordinary shares of OTI. The transaction was completed on December 31, 2006. At the closing, the parties entered into a service and supply agreement pursuant to which the Company agreed to continue to provide services and receive revenues under certain existing ID and e-ID contracts for governmental and commercial projects in Europe, Asia and Africa. OTI agreed to serve as a subcontractor for these projects. The 2,827,200 ordinary shares issued to the Company were subject to a lock-up agreement, whereby one-seventh of the shares (403,885 ordinary shares) were released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. On April 24, 2007, OTI filed a registration Form F-3, for the registration of the above mentioned shares, which became effective on May 2, 2007. The Company executed an irrevocable proxy appointing OTI's chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to the Company in connection with the transaction. As a result of the sale of the e-ID Division, the Company recognized $10,536 as a capital gain on the sale of the e-ID Division in fiscal year 2006.

The capital gain was calculated based on OTI’s share price on the closing date, less a discount due to the lock up restrictions of the shares, the carrying value of the assets that were transferred to OTI and direct expenses (in an amount of $1,550) associated with the sale.

The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares received by the Company from OTI that will be transferred to consultants, as a finder and legal fee, in connection with the transaction (the investment of the Company in OTI’s shares includes the shares held by the Company, net of the shares that will be transferred to the consultants). As of December 31, 2008 and 2007, the Company holds 63,768 and 1,308,484 shares of OTI of which 63,768 and 108,040 are held by the Company but relate to consultants, respectively. See Note 3.

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

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believes that other suppliers could provide similar services and products on comparable terms without affecting operating results.

c.
On November 21, 2006 the Company announced that it had raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. As of December 31, 2008, the Company is not in compliance with certain covenants under the Convertible Bond. See Note 13.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

d.
The Company has incurred substantial losses and negative cash flows from operations since its inception. The Company had an operating cash flow deficit in each of 2006, 2007, and 2008. As of December 31, 2008, the Company had an accumulated deficit of approximately $42,294 and the total shareholders' deficit amounted $1,867. The Company incurred net losses of approximately $11,311 and $12,358 in the years ended December 31, 2007 and December 31, 2008, respectively. For the year ended December 31, 2006, the Company would have incurred a net loss of $5,096, excluding the $10,536 capital gain from the sale of the e-ID Division. The Company expects to have net operating losses and negative cash flows for the foreseeable future, and expects to spend significant amounts of capital to enhance its products and services, develop further sales and operations and fund expansion. As a result, the Company will need to generate significant revenue to achieve profitability. Even if the Company does achieve profitability, the Company may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of the Company's current operations after utilizing its current cash reserves is dependent upon the generation of additional financial resources either through fund raising or the sale of certain assets of the Company. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently involves in negotiation with the convertible bonds holders to extend the payment schedule and is examining options to sale certain assets of the Company. The financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash deposits:

Restricted cash includes: investments in certificates of deposit, which mature within one year, and which are used to secure agreements with customers or banks, and cash which is pledged to the Company's major convertible bond holder.

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

The entire balance of marketable securities as of December 31, 2007, consists of marketable securities received in connection with the OTI transaction, (see Note 1a).

Such securities were classified as available-for-sale and were stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income in a separate component of shareholders’ equity, net of taxes. Realized gains and losses on the sale of such securities, as determined on a specific identified basis, are included in the consolidated statement of operations. SFAS 115, SAB 59, "Noncurrent Marketable Equity Securities" and other related pronouncements require the company to perform periodic reviews of individual securities to determine whether a decline in the value of a security is other than temporary. Impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its original cost, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or a current fair value of the investment that is less than its carrying value.

When persuasive evidence exists that causes the Company to determine that a decline in market value of equity securities is other than temporary, the unrealized losses that are considered to be other than temporary are charged to income as an impairment charge.

Since all OTI securities were received by the Company on December 31, 2006, (upon the closing of the OTI transaction) no unrealized gains or losses were recognized during fiscal 2006.  During 2007, the Company recorded write down expenses in an amount of $ 2,699 due to a decline in the fair value of OTI securities that is considered other than temporary and recognized a loss in an amount of $1,116. (See also Note 3)

During 2008, the Company sold all its OTI's shares and recognized a loss in an amount of $862.

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

Finished products - on the basis of direct manufacturing costs, with the addition of allocable, indirect manufacturing costs or, using the “moving average cost" method.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investment in a certain majority owned subsidiary:

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

The Company has considered the provisions of EITF Issue No.00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, and determined that the embedded conversion feature should not be separated from the host instrument because it qualifies for equity classification in paragraphs 12-32 of EITF Issue No.00-19. Furthermore, the Company applied Emerging Issues Task Force Issue No. 00-27 (EITF 00-27). “Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratios, to Certain Convertible Instruments,” which is effective for such instruments.  This EITF Issue clarified the accounting for instruments with beneficial conversion features or contingency adjustable conversion ratios.

The beneficial conversion feature has been calculated by allocating the proceeds received in financing transactions to the convertible instrument and to any detachable warrants included in the transaction, and by measuring the intrinsic value of the convertible instrument based on the effective conversion price as a result of the allocated proceeds.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Convertible Bonds (cont.):

1.	Beneficial conversion feature (cont.):

The amount of the beneficial conversion feature with respect to convertible bonds was recorded as a discount on the convertible bonds with a corresponding amount credited directly to shareholders’ equity as additional paid in capital. After the initial recognition, the discount on the convertible bonds is amortized as interest expenses over the term of the bonds.

As stated in Note 13, during 2008 the entire discount was recognized as an expense due to a breach of the terms of the convertible bonds.

2.	Issuance costs of convertible bonds – deferred charges:

Costs incurred in respect of obtaining financing through issuance of convertible bonds are deferred and expensed as financing expenses over the contractual term of the bonds.

3.	Modification (or exchange) of a convertible bonds

The Company applied the provisions of EITF Issue 06-06 "Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments" ("EITF No. 06-6") and the provisions of EITF No. 96-19, "Debtor's Accounting or a Modification or Exchange of Debt Instruments", with respect to the modification of terms of convertible debt instruments. According to these pronouncements, the Company concluded that the modification of convertible bonds that occurred during November 2007 did not result in a debt extinguishment and the modification that occurred in June 2008 was determined to be a debt extinguishment. See Note 13.

m.	Accrued severance pay and severance pay fund:

The liabilities of the Company for severance pay of its Israeli employees are calculated pursuant to Israel's Severance Pay Law. Employees are entitled to one month's salary for each year of employment, or portion thereof. The Company's liability for all its employees is presented under accrued severance pay. The Company deposits on a monthly basis to severance pay funds and insurance policies. The value of these policies is presented as an asset on the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company’s obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $159, $57 and $108, respectively.

n.	Goodwill and Intangible assets:

Intangible assets are amortized over their useful lives using the straight line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets". (SFAS No. 142)

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests, if certain events or indications of impairment occur in accordance with SFAS No. 142. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value.

During 2008, the Company recorded an impairment of goodwill in an amount of $3,235. See Note 8.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation).

The sale of products involves the sale of active and passive RFID products, CSMS and raw materials. The Company sells its products in the USA through distributors and directly, in Asia Pacific through a local subsidiary and directly in the rest of the world.

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

The Company recognized certain long-term contract revenues in accordance with Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts.”

Pursuant to SOP 81-1, revenues from these contracts are recognized under the percentage of completion method.  The Company measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2008, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate, since the Company has the ability, using also independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs.  In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement.  In all cases, the Company expects to perform our contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, the Company utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by us in advance and according to specific terms and conditions. As of December 31, 2008 the Company had an allowance for customer's returns in the amount of $88.

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Revenue recognition (cont.):

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

The Company is entitled to royalties upon the issuance of certificates. Such royalties are recognized when the sales are reported to the Company (usually on a monthly basis).

The Company derives our revenues mainly from sale of hardware products and long term contracts that include embedded software that management considers to be incidental. Such revenues are recognized in accordance with SAB No. 104 and SOP 81-1, as mentioned above. However, in limited circumstances, the Company provides software upgrades in respect of the embedded software of hardware products sold to our customers in the past. Such revenues are recognized when all criteria outlined in Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP No. 97-2”) (as amended) are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

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

VUANCE LTD. AND SUBSIDIARIES

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes” ("FIN 48 "). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109. According to FIN 48, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy, pursuant to the adoption of FIN 48 is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2007 and 2008 financial statements.   The adoption of FIN 48 did not have a material effect on the financial position and results of operations of the Company.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits, marketable securities (on December 31, 2007) and trade receivables. The Company's trade receivables are derived from sales to customers located primarily in Europe (including Eastern Europe), the United States, Asia Pacific, Africa, and Israel. The Company performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. See Note 2g.

Cash and cash equivalents, restricted cash deposits and marketable securities are deposited with major banks in the United States, Israel and Hong-Kong. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

t.	Basic and diluted earnings (loss) per share:

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Basic and diluted earnings (loss) per share (cont.):

The net income (loss) and the weighted average number of shares used in computing basic and diluted earning (loss) per share for the reported periods are as follows:

	Year ended December 31,
	2006	2007	2008
Net income (loss) used for the computation of basic earnings (loss) per share	5,440	(11,311)	(12,358)
Interest expenses on convertible bonds	75	-	-

Net income (loss) used for the computation diluted earnings (loss) per share	5,515	(11,311)	(12,358)

	Year ended December 31,
	2006	2007	2008
Weighted average number of shares used in the computation of basic earnings (loss) per share	3,969,212	4,391,860	5,171,406
Add:
Additional shares from the assumed exercise of employee stock options and warrants, net	164,016	-	-
Weighted average number of additional shares issued upon the assumed conversion of convertible bonds	79,563	-	-

Weighted average number of shares used in the computation of diluted earnings (loss) per share	4,212,791	4,391,860	5,171,406

All outstanding stock options, warrants and convertible bonds have been excluded from the calculation of the diluted net loss per share for the years ended December 2007 and 2008 since the effect of the shares issuable with respect of these instruments was anti-dilutive.
The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 795,279, 2,513,927 and 2,826,466 for the years ended December 31, 2006, 2007 and 2008 respectively.

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining their fair value disclosures for financial instruments:

At December 31, 2008 and 2007, the carrying amounts of cash and cash equivalents, restricted cash deposits, marketable securities, current trade receivables, other accounts receivable, trade payables, short-term bank credit and other accounts payable approximate their fair value due to the short-term maturity of such instruments. Regarding the fair value of marketable securities received from the OTI transaction, see Notes 2f and Note 3.

As of December 31, 2008, the carrying amount of the convertible bonds approximates their fair value due to the fact that the bonds are presented at the principal amount and the investors are entitled to demand immediate repayment.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which was adopted effectively commencing January 2006.

SFAS 123R requires an entity to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company estimates the fair value of employee stock options using a Black-Scholes valuation model. The Company amortizes compensation costs using the graded vesting attribution method over the vesting period, net of estimated forfeitures.

w.	Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008, were approximately $18, $139 and $58, respectively.

x.	Comprehensive Income:

The Company has no comprehensive income components other than net income (loss) in the reporting periods.

y.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current period presentation. The changes were not material and did not affect net income, cash flow or stockholders equity.

z.	Fair value measurements:

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS 157”). This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. However, FAS 157 does not require any new fair value measurement. The Company chose to apply the provisions of SFAS No. 157 early, beginning January 1, 2007.

According to SFAS 157, fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is required to be determined based on the assumptions that market participants would use to determine the price of an asset or a liability.

As a basis for considering such assumptions, SFAS 157 establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 - Unobservable inputs are used when little or no market data is available. Level 3 inputs are considered as the lowest priority under the fair value hierarchy.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Fair value measurements (cont.):

In determining fair value, companies are required to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as to consider counterparty credit risk in the assessment of fair value.

As of December 31, 2007, the Company measured the investments in marketable securities at fair value in accordance with the provisions of SFAS 157. Such financial instruments are classified within Level 1 due to the fact that these assets are valued using quoted market prices. See Note 3.

Effective October 10, 2008, the Company adopted FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”), which clarifies the application of SFAS 157, in an inactive market and illustrates how an entity would determine fair value in an inactive market. FSP SFAS 157 was issued in October 2008 and is effective immediately and applies to prior periods for which financial statements have not been issued. The adoption of FSP SFAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

 In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement 115” (“SFAS 159”). This pronouncement permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. Effective January 1, 2008, the Company adopted SFAS 159. The adoption did not impact the financial position and results of operations of the Company.

aa.	Recently issued accounting pronouncements:

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

SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 141(R) is prohibited. The Company believes that the initial adoption of SFAS 141R will not have a material impact on its financial position and results of operations. However, due to the changes described above, consummation of business combinations after the adoption of SFAS 141R, could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Recently issued accounting pronouncements (cont.):

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the SFASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of SFAS 160 is prohibited. The Company believes that the adoption of SFAS 160 will not have a material impact on its financial position and results of operations.

FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

This pronouncement requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP SFAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (January 1, 2009 for the Company). Early adoption is prohibited. The Company believes that the adoption of SFAS No. 142-3 will not have an impact on its financial position and results of operations.

FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP SFAS 115-2 and 124-2”)

On April 9, 2009, the FASB issued FSP SFAS 115-2 and 124-2 which is intended to make the guidance more operational and improve the presentation and disclosure of other-than-temporary impairments (“OTTI”) on debt and equity securities in the financial statements. FSP SFAS 115-2 and 124-2 applies to debt securities and requires that the total OTTI be presented in the statement of income with an offset for the amount of impairment that is recognized in other comprehensive income, which amount represents the noncredit component. Noncredit component losses are to be recorded in other comprehensive income if an investor can assess that (a) it does not have the intent to sell or (b) it is not more likely than not that it will have to sell the security prior to its anticipated recovery. FSP SFAS 115-2 and 124-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP SFAS 115-2 and 124-2 will be applied prospectively with a cumulative effect transition adjustment as of the beginning of the period in which it is adopted. An entity early adopting FSP SFAS 115-2 and 124-2 must also early adopt FSP SFAS 157-4 (as described below). The Company is currently evaluating the impact of FSP SFAS 115-2 and 124-2 on the consolidated financial statements.

FSP SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly (“FSP SFAS 157-4”).

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Recently issued accounting pronouncements (cont.):

On April 9, 2009, the FASB issued FSP SFAS 157-4 which provides additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements under SFAS 157, Fair Value Measurements. FSP SFAS 157-4 will be applied prospectively and retrospective application will not be permitted. FSP SFAS 157-4 will be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP SFAS 157-4 must also early adopt FSP SFAS 115-2 and 124-2.  The Company is currently evaluating the impact of FSP SFAS 157-4 on the consolidated financial statements.

NOTE 3:-	MARKETABLE SECURITIES

The entire balance of marketable securities as of December 31, 2007 consists of marketable securities received in connection with the OTI transaction.

As stated in Note 1a, 2,827,200 ordinary shares were issued to the Company in connection with the OTI transaction (hereinafter – "OTI shares") (of which 212,040 shares were received by the Company but relate to its consultants).

Securities which were not considered restricted according to the provisions of SFAS No. 115 (securities that were subject to a lockup of less than one year), were classified as available-for-sale and were stated at fair value (after consideration with the relevant restriction period of each portion). There were no securities that are considered to be restricted under the provisions of SFAS No. 115, as of December 31, 2007.

During 2007, the Company sold 1,414,716 shares of the OTI shares for a total amount of $7,639 and recorded net realized losses in an amount of $1,116. As of December 31, 2007, the Company recorded write-down expenses in an amount of $2,699, due to the decline in the fair market value of OTI securities that was considered other than temporary. As of that date, the Company held 1,308,484 OTI shares (of which 108,040 were held by the Company but relate to its consultants in the OTI transaction) of which 373,594 and 373,594 (excluding the shares related to the consultant as mentioned above) were subject to the abovementioned lock-up agreement and were restricted for three month and six month periods, respectively.

During 2008, the Company sold the remaining, 1,200,444 OTI shares, for a total amount of $3,192 and recorded net realized losses in an amount of $862. As of December 31, 2008, the Company holds 63,768 shares of OTI of which 63,768 are held by the Company but relate to consultant.

As required under SFAS No. 115 for available for sale securities, OTI securities were stated at fair value. The fair value of OTI shares was measured on a recurring basis at each balance sheet date based on the market value of OTI securities, using quoted prices in active market (Level 1 inputs as defined in SFAS 157), and after consideration of the discount due to the lockup.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Prepaid expenses	$689	$496
Government authorities	204	413
Advance payment to suppliers	1,455	63
Others	52	102

	$2,400	$1,074

NOTE 5:-	INVENTORIES

	December 31,
	2007	2008

Raw materials, parts and supplies	$94	$170
Finished products	472	1,137

	$566	$1,307

As of December 31, 2007 and 2008 the inventory is presented net of allowance for slow inventory in the amount of approximately $100, and $109, respectively.

NOTE 6:-	INVESTMENT IN A CERTAIN MAJORITY OWNED SUBSIDIARY

In December 1997, the Company set up SuperCom Slovakia, owned equally with another third-party investor, in order to execute a transaction with the Ministry of Interior of the Slovak Republic.

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted such third-party investor a loan in an amount of $275, bearing interest of 0.7% per month, for any amounts outstanding. Interest is compounded on the outstanding principal balance of the loan and is to be repaid under the same conditions as the outstanding principal balance.

The third-party investor has an option to buy back 16% of the shares, for $1, upon repayment of the loan to the Company.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares and accounts for the investment using the equity method of accounting, due to the substantive participation rights held by the minority, which impact the Company’s ability to exert control over the subsidiary.

During the fourth quarter of 2006, the Company wrote down the entire loan balance in that company due to litigation developments regarding this issue and due to low probability of collection. See Note 11c2. During the reported periods, the subsidiary had no operating activity.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2007	2008
Cost:
Computers and peripheral equipment	$287	$354
Office furniture and equipment	193	193
Leasehold improvements	33	39

	513	586
Accumulated depreciation:
Computers and peripheral equipment	183	243
Office furniture and equipment	92	103
Leasehold improvements	20	22

	295	368

Depreciated cost	$218	$218

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008, were $335, $38 and $73, respectively.

NOTE 8:-	OTHER ASSETS

a.	Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

	December 31,
	2007	2008
Balance as of January 1	$-	$3,644
Goodwill resulting from acquisition of SHC (see Note 1a)	3,644	-
Adjustment (*)	-	276
Impairment loss (**)	-	(3,235)
Balance as of December 31	$3,644	$685

(*)	During 2008, the Company adjusted the amount of goodwill resulted from the acquisition of SHC due to:

•	Allowance for sales prior to the acquisition in the amount of $202

•	Liabilities to employees prior to the transaction date, in the amount of $ 34

•	Direct expenses related to the acquisition in the amount of $40

(**)
As part of the annual review for impairment in accordance with SFAS No. 142 and 144, in November 2008, the Company examined the fair value of the intangible assets and the goodwill and in doing so, considered in part, a third party expert services. The valuation referred to the U.S. subsidiary as a single reporting unit.

The valuation was conducted on a going concern basis. Since the U.S. subsidiary is closely-held, and thus without a public market for its ownership interests, the appraisal was conducted according to common appraisal practices, and was based on the Free Discounted Cash-Flows ("DCF") method.

In addition, the Company received market indication with respect to the fair value of the U.S. subsidiary in the first quarter of 2009. Based on the above the Company was required to recognize an impairment loss in the amount of $3,235.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 8:-	OTHER ASSETS (Cont.)

b.	Intangible assets and deferred charges

		December 31,
	Amortization period	2007	2008
Cost
Deferred charges (a)	Over the contractual life of the bonds	$255	$255
Capitalized research and development costs (b)	3 Years	280	280
Patents (c)	3 Years	104	104
Intellectual Property (d), (e)	3 Years (*)	650	650
Brand name (e)	5 Years (*)	500	500
Customer Base (e)	5 Years (*)	506	506

		$2,295	$2,295

Accumulated amortization
Deferred charges		$96	$255
Capitalized research and development costs		43	136
Patent		16	55
Intellectual Property		61	306
Brand		33	133
Customer Base		34	135

		283	1,020

Amortized cost		$2,012	$1,275

(*)	Commencing on the closing date of the acquisition of SHC on August 28, 2007. See also Note 1a.

a.
The deferred charges were incurred in respect of the issuance of convertible bonds during November, 2006 (an additional amount of $52 was recognized during 2007 with respect to those convertible bonds). Due to a breach of certain convertible bonds covenants in 2008, among other things, the Company had to accelerate deferred expenses in the amount of $138. See Note 13

b.	During 2007, the Company capitalized an amount of $280, related to the development of its CSMS product.

c.	During February 2007, the Company purchased the remaining 20% of Vuance RFID from the minority for an amount of $100, which was attributed to patents.

d.
During the third quarter of 2007, the Company acquired the Credentialing Division of Disaster Management Solutions Inc. for an amount of $125. As a result of this transaction the Company allocated costs to Intellectual Property.

e.	During the third quarter of 2007, the Company acquired all of the issued and outstanding stock capital of SHC. As described in Note 1a, the Company allocated cost to:

Intellectual Property, Brand name, Customer Base and Goodwill.

Amortization of intangible assets and deferred charges amounted to $20, $277 and $737 for the years ended December 2006, 2007 and 2008, respectively.

Estimated amortization expenses for the next years are $548, $388, $203, and $136 in the years 2009, 2010, 2011 and 2012, respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	BANK CREDIT

a.
As of December 31, 2008, Vuance Inc had an account receivable line of credit from Bridge Bank in an aggregate amount of up to $ 1,000, and as of that date the amount of the loan was $296. The credit line bears interest at the WSJ Prime Rate plus an additional 2.5% annualized on the average daily gross financed amount outstanding. The Floor on Prime Rate is 6%. In addition Vuance Inc is required to pay minimum monthly interest of $1.5, plus a Facility fee of $7.5 annually. Bridge Bank has a perfect first position security interest in all of Vuance Inc's current and future assets, including intellectual property and general intangibles.

The weighted average interest rate on the credit line as of December 31, 2008 was approximately 8.5%.

Other than the loan from Bridge Bank, the Company has no other line from a bank.

b.	Long-term loans:

	December 31,
	2007	2008

Banks	$438	$-
Less - current maturities of long-term loans	438	-

	$-	$-

c.	Regarding guarantees and liens - see Note 11b.

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2007	2008

Customer advances (*)	$4,334	$1,521
Deferred revenues	258	234
Accrued expenses (**)	2,024	3,161
Other	25	91

	$6,641	$5,007

(*)	As of December 31, 2007 and 2008, an amount of $4,318 and $1,330, respectively, relates to advances from customers with respect to long term contract.

(**)
As of December 31, 2007 and 2008, includes $141 and $1,260, respectively, of interest and financing charges related to convertible bonds, $1,099 and $192, respectively, related to marketing expenses and $26 and $876, respectively, related to subcontractors of long term contract.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2009 - 2011.

On April 18, 2005, the Company signed a lease for new offices in Qadima, (Israel). The lease is for a period of five years commencing on November 1, 2005. The Company has an option to extend the lease period for an additional five years on similar terms. According to the lease, the monthly fee is $16. The Company subleases a portion of these leased facilities.

The Company's subsidiary in the USA has several leased facilities in Franklin WI, Peachtree City, GA and Gardner, MA. The monthly fee of the facility in Franklin, WI is $6 and the total monthly fee of all such other leased facilities is $4.

Vuance, Inc. also leases a facility in Rockville, Maryland for a monthly fee of $4.8 which is subleased for a monthly fee of $4.1.

SuperCom Asia Pacific leases a facility in Hong Kong for a monthly fee of $4.3.

Future minimum lease commitments under non-cancelable operating leases (including the portion leased to subsidiary lessees as describe above) for the years ended December 31, are as follows:

2009	$464
2010	267
2011	39

$770

Rent expenses for the years ended December 31, 2006, 2007 and 2008, were approximately $355, $376 and $440, respectively.

b.	Guarantees, indemnity and liens:

1.
The Company issued bank guarantees in the amount of $48 to secure a certain lease of the Company. As a condition of these guarantees, the Company deposited $49, which is included as part of the restricted cash deposits.

2.
The Company issued a bank guarantee in the amount of $1,487 to a supplier, related to a certain project of the Company with a European country. As a condition of this guarantee, the Company deposited $1,492, which is included as part of the restricted cash deposits.

3.
Under the sale agreement of the e-ID Division to OTI, the Company agreed to indemnify OTI for any breaches of the Company’s representations, warranties, covenants and obligations for twelve months from the closing date (December 31, 2006).  The indemnification also covers any claim based on the Company’s alleged infringement on the intellectual property of any third party. As of the date of the approval of these financial statements there was no claim for breach from the OTI.

4.
In order to secure the line of credit from Bridge Bank, the Bank received a first position security interest in all of Vuance Inc's current and future assets, including intellectual property and general intangibles. See also Note 9a above.

5.	The Company pledged $534 to the Company's major convertible bond holder, which amount is presented in restricted cash. As of December 31, 2008, the principal amount of this convertible bond is $2,500.

6.
In order to secure an agreement with a customer, the Company provided bank guarantees in the amount $75. As a condition of this guarantee, the Company deposited $75 in the bank, which is included as part of restricted cash.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation:

1.
In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the "Department") filed a claim with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between the Company and the Ministry of Internal Affairs of the Ukraine (the "Ministry"), as void due to defects in the proceedings by which the Company was awarded the Contract.  In July, 2004, the Arbitration Court declared the Contract as void.  On April 27, 2005, the Company appealed the decision to the High Commercial Court of the Ukraine.  In May 2005, the Department filed a new statement of claim with the Arbitration Court for restitution of $1,048 paid to the Company by the Department under the Contract.  On September 27, 2005, the Company received a negative award issued by the Arbitration Court in the second claim (the "Award").  On December 12, 2005, the Company was informed that the Ukrainian Supreme Court had dismissed its appeal regarding the July 2004 decision. On June 29, 2006, the Ukrainian Supreme Court held that the Arbitration Court award was valid and legal under applicable law.

On September 28, 2008 the Department filed a petition (the "Petition") in the Central District Court of Israel (the "Court"), under which the Department requested the approval of the Award as a valid foreign arbitral award under the laws of the State of Israel.

During November 2008, the Company filed with the Court an objection to the Petition and a petition to declare the Award null and void. The Company's objection and petition rely on what the Company believes to be well-based evidence which the Company has against the manner under which the arbitration proceedings were conducted by the Arbitration Court and against their validness and legality. The Company believes that the arbitration proceedings were conducted partially and jeopardized its basic rights. The Company's claims are also corroborated by a contrary legal opinion written in the scope arbitration decision by one of the arbitrators ("Arbitrator").

On February 16, 2009, the Department filed its response to the Company's claims (the "Response"). The Department raised in its Response procedural and other claims, including a claim that the Company filed in the Ukraine a monetary claim which is based on the Award and the filing of such claim basically affirms the Company’s acknowledgment that the Award is valid. On March 25, 2009 the Company filed a response to the Department's response and a requisition to order the Arbitrator, to testify in the scope of the Petition proceedings (the Court's decision regarding the said request has not been given yet).

On June 6, 2009 a preliminary court session was held regarding the Petition. During the session, the Department's counsel claimed that one of the two machines that the Company previously supplied pursuant to the Contract (which machine is priced higher than the amount of the Department's claim), was not supplied to the Department and was transferred by the Company to another Ukrainian governmental authority. It is noted that the Company has documents that evidence that, contrary to the Department's claim, the Company supplied both of the machines directly to the Department. The file was scheduled for an additional session on September 23, 2009.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation (cont.):

1.	(cont.)

Based on the opinion of its legal advisors, the Company believes that the above mentioned Ukrainian Arbitration Court decision is incorrect, as a matter of law, that the Ukrainian government’s claim has no merit and that the Ukrainian Arbitration Proceedings were legally defective.  The Company, based on its legal counsels, further believes that there is a good chance that the Petition will be denied. Therefore no provision has been made in the financial statements in respect of the claim for restitution of $1,048.

The Company did not have any revenues from this project in 2006, 2007 and 2008.

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998.  Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,758 as of December 31, 2008) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $60 as of December 31, 2008) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $89 as of December 31, 2008).  The Company has begun an enforcement proceeding to collect the arbitral awards.  The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award.  During September 2005, the Commercial Court of Vienna dismissed the claim.  On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal.  On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days.  On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation (cont.):

3.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property.  On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the sum of NIS 100,000 ($26 as of December 31, 2008) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($8 as of December 31, 2008) (which was paid during 2006). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the above ruling.   On November 1, 2007, the Supreme Court accepted Secu-Systems' appeal and stated that Inksure and the Company have breached the confidentiality agreement. Consequently, the appeal that had been filed by Inksure and the Company was dismissed. The Supreme Court instructed that the case be returned to the District Court for determining the remedies to which Secu-Systems is entitled.

On February 18, 2008, Secu-System filed a petition with the District Court asking that the court allow Secu-System to amend the amount for which it sued as stated in the Statement of Claims to NIS 25,000,000 (approximately $6,575 as of December 31, 2008). The petition is mainly based on the fact that in 2002, Inksure was sold by the Company to a third party for a consideration of approximately $6,000 and upon Secu-System's assertion that such amount of consideration constitutes a benefit and/or profit which seems to have been derived from the breach of the confidentiality agreement and upon the assertion that Secu-System is entitled, in light of the Supreme Court's ruling with respect to the breach of the confidentiality agreement, to receive such amount. Another argument made by Secu-System relates to the profit which Inksure allegedly generated from the breach of the confidentiality agreement; this argument is based on an aggregate gross profit of $6,400 according to the financial statements of Inksure for the years 2002-2007.

On March 24, 2008, the Company provided its lawyers with an opinion of a consultant on the subject matter, whereby the following conclusions can be drawn:

a.	In light of the cost analysis, the Company had no economic profit from the sale of Inksure's shares.

b.
The examination of the results of Inksure's business activity in 2002-2007, as reflected in its financial reports, shows that Inksure has not made any profits, and even suffered losses in the said period. The financial reports also show that Inksure had a negative cash flow in these years, which was financed by bank loans and fund raising.

On December 8, 2008, a court session with respect to the petition was held and the Company is waiting for the court decision.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation (cont.):

3.	(cont.)

In light of the above, provided that the consultant's opinion on the subject matter is adopted by the court, and provided further that Inksure's financial reports indeed reflect its business results, the Company's lawyers are of the opinion that no material amounts will be awarded to Secu-System in these proceedings.

Due to the circumstances described above, the Company made an allowance of $100, in 2007 that reflects the expected legal expenses related to this litigation.

5.
On May 1, 2006, Evilia Investments Ltd. (“Evilia”) filed a claim in the Tel Aviv- Jaffa Magistrate’s Court for damages against InkSure Ltd. and against the Company, jointly and severally, for payment of NIS 2,366,868 (as of June 15, 2006, approximately $530) plus interest allegedly due as rent payments and related management fees for a certain real estate property in Rehovot, leased to InkSure under a lease agreement entered into between Evilia and InkSure on October 10, 2000, as amended on May 25, 2001 (the “Agreement”), in respect of which the Company was a guarantor.  A motion for leave to defend the lawsuit was filed with the Court by both InkSure and the Company on June 15, 2006. On August 6, 2006, a settlement agreement was submitted to the Court, pursuant to which InkSure agreed to pay Evilia the amount of $130 plus VAT.  On August 13, 2006, the Court approved the settlement agreement.  The Company agreed to pay (and paid) InkSure half of the settlement amount.

5.
On January 20, 2008, the Manufacturers Association of Israel (the "Plaintiff") filed a lawsuit with the labor court in Tel Aviv-Jaffa (the "Court") against Vuance Ltd. ("the Company"), seeking an amount of NIS 82,789 + VAT (as of June 20, 2008 approximately $26 + VAT) for service fees for the years 2001-2007 as well as legal expenses and attorney's fees of the Plaintiff. In addition, the Plaintiff has asked the Court to instruct the Company to submit the necessary documentation, certified by the Company's accountant, needed to calculate the service fees sought by the Plaintiff. During 2008, the Company and the Plaintiff reached a settlement whereby the Company will pay $8, as compromise which amount was included in the 2008 financial statements.

6.	Regarding a breach of certain convertible bonds covenants, see Note 13.

d.	In a certain transaction, the Company is obligated to pay a certain percentage of the revenues to third parties.

e.	The Company is obligated, under certain contracts with one of our manufacturers, to purchase certain frame orders from such manufacturer, with no specific time requirements.

NOTE 12:-	TAXES ON INCOME

a.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

Until December 31, 2007, the results of operations for tax purposes were measured in terms of earnings in NIS after adjustments for changes in Israel's Consumer Price Index ("CPI"). Commencing January 1, 2008, this law is void and in its place there are transition provisions, whereby the results of operations for tax purposes are to be measured on a nominal basis. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided for deferred income taxes on the above difference between the functional currency and the tax bases of assets and liabilities.

VUANCE LTD. AND SUBSIDIARIES

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

Non-Israeli subsidiaries are taxed according to the tax laws of the countries in which they are located.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
Tax Benefits:	2007	2008

Operating loss carryforward	$7,951	$10,106
Reserves and allowances	2,125 (*)	921

Net deferred tax asset before valuation allowance	10,076	11,027
Valuation allowance	(10,076)	(11,027)

Net deferred tax asset	$-	$-

Deferred income taxes consist of the following:
Domestic	$7,040	$6,760
Valuation allowance	(7,040)	(6,760)

Foreign	3,036	4,267
Valuation allowance	(3,036)	(4,267)

	$-	$-

(*)	Includes an amount of $1,197 related to fair value adjustment of marketable securities (which were sold during 2008.) See also "e" below.

As of December 31, 2008, the Company and its subsidiaries have provided valuation allowances of $11,027 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

e.	Net operating loss carryforwards and loss on marketable securities:

Vuance Ltd. has accumulated losses for tax purposes as of December 31, 2008, in an amount of approximately $23,466, which may be carried forward and offset against taxable income in the future for an indefinite period. Vuance Ltd. also has a loss on marketable securities in an amount of $11,261 which may be carried forward and offset against gains on marketable securities and capital gains for an indefinite period. Vuance Ltd. also has a capital loss in an amount of $888 which may be carried forward and offset against capital gains for an indefinite period.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-	TAXES ON INCOME (cont.)

e.	Net operating loss carryforwards and loss on marketable securities (cont.):

As of December 31, 2008, Vuance's subsidiaries in the United States and Hong Kong have estimated total available carryforward tax losses of $12,011 and $ 893, respectively. In Hong-Kong tax losses are available to offset against taxable income, if any, for an indefinite period. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation, due to the SHC acquisition.

f.	Vuance Ltd has received final assessments until the tax year ended December 31, 2002.

Vuance’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

Vuance’s subsidiary in Hong-Kong has an assessment that is considered to be final until the tax year ended December 31, 2000.

g.	Net income (loss) before taxes on income consists of the following:

	Year ended December 31,
	2006	2007	2008

Domestic	$6,396	$(8,173)	$(4,854)
Foreign	(810)	(2,748)	(7,095)

	$5,586	$(10,921)	$(11,949)

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2006	2007	2008
Net income (loss) before taxes on income, as reported in the consolidated statements of operations	$5,586	$(10,921)	$	(11,949)

Statutory tax rate in Israel	31%	29%		27%

Theoretical tax expenses (benefit)	$1,732	$(3,167)	$	(3,226)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	384	3,170		3,676
Decrease in taxes resulting from utilization of carryforward tax losses for which deferred taxes were not created in the past	(2,402)	-		-
Tax expenses related to withholding tax at source	146	353		137
Differences in taxes resulting from rate applicable to foreign subsidiary and others	286	34		(450)
Actual income tax (*)	$146	$390		$137

(*)       Reclassified (See Note 2y).

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500 were issued to a single investor, and Units valued at $656.5 were issued to Special Situation Funds (SSF), based on the participation rights provided in a private placement during 2005, which were existing shareholders of the Company. According to their original terms the Convertible Bonds mature three years from the date of issuance and bear interest at an annual rate of 8% (which was updated as described below). Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principal of the bonds), payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into the Company's ordinary shares at a conversion price of $5 per share (see amendment below). The investors were also granted Warrants entitling them to acquire a total of 134,154 ordinary shares at an exercise price of $5 per share during the next five years. In respect of this transaction, the Company paid approximately $215 cash as issuance expenses and granted an option to acquire up to 25,000 shares of the Company to a third party, exercisable at $5 per share. The fair market value of this grant was $ 40.

If the Company fails to fulfill certain conditions, the investors may accelerate repayment of the principal amount of $3,156.5 of the Convertible Bonds, in which case all interest payable until Maturity Date will immediately become due and payable.

The Company has considered the provisions of EITF Issue No.00-19, “The Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, and determined that the embedded conversion feature should not be separated from the host instrument because it is qualified for equity classification in paragraphs 12-32 of EITF Issue No.00-19. Therefore the transaction was accounted for in accordance with EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The expiration date of the Warrants is November 2011.

As a result, the Company recorded in 2006 an amount of $282 in respect of the Warrants and an amount of $632 as beneficial conversion feature in respect of the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital). The discount of the bonds as a result of the value assigned to the warrants and the beneficial conversion feature is amortized during the contractual term of the bonds.

In November 2007, due to a breach of certain conditions of the convertible bonds, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, the Company signed an amendment to the agreement with the investors under which the Company was required to pay to one of the investors the abovementioned interest amount ($276) (with any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the bonds)) and in respect of the other investors the Company changed the conversion ratio of the bonds to $4.25. In a consideration the investors waived their right to accelerate the repayment of the bonds. The Company accounted for the amendment as a modification of the bonds (based on the provisions of EITF 06-06 (The Company accounted for the amendment as a modification of the Bonds.)

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	CONVERTIBLE BONDS (Cont.)

In June 2008, following a breach of the amended terms of the convertible bonds, the Company reached an agreement with one of the investors (with a principal amount of $2,500), under which, among other things, the investor waived the Company's compliance with certain covenants under its Convertible Bonds, in exchange for:

a.
Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principal of the bonds).

b.	Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.

c.
The Company undertakes to place a fixed charge on all income and/or rights in connection with a certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of the Company to use part of the income.

d.	Certain anti-dilution rights with respect to the warrants held by the single investor.

In addition, under certain circumstances the investor might have the right to demand an early payment of partial or full amount of the Convertible Bonds (up to the $2,500 as mentioned above). The Company accounted for the amendment as an extinguishment of the Bonds.

Due to the breach of certain convertible bonds covenants, the Company had to recognize, in 2008, financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $138 and to accelerate the remaining discount amounts (attributed to warrants and beneficial feature) in the amount of $724. In addition the Convertible Bond was classified as a current liability

There were no amendments signed with SSF since November 2007.

As of December 31, 2008, the Company is not in compliance with certain covenants under the Convertible Bonds Agreements, therefore the convertible bonds holders, could seek to accelerate of unpaid principal, penalties and interest.

The Company is currently negotiating with the major holder about optional remedies to the violation.

NOTE 14:-	SHARE CAPITAL

a.
The Company’s ordinary shares have been listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, (since October 23, 2003) which became “VUNC” after the Company's name change on May 14, 2007. The Company applied for delisting of its shares from the Euronext Brussels stock market, and its application was approved on May 6, 2008, effective August 4, 2008. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB" which, following the recent name change of the Company became “VUNCF.OB”. Since August 23, 2007, the ordinary shares of the Company were approved for trade on the NASDAQ Capital Market under the symbol “VUNC” and trading on the OTC Bulletin Board ceased.

On December 11, 2008, the Company received a letter from the NASDAQ Capital Market advising the Company that it did not comply with the Listing Requirements.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL

a.	(cont.)

As a result, the NASDAQ Capital Market Staff began reviewing the Company’s eligibility for continued listing on the NASDAQ Capital Market. To facilitate their review, the NASDAQ Capital Market Staff requested that the Company provide on or before December 26, 2008, the Plan.  After the Company submitted the Plan, on March 30, 2009 the Company received further correspondence from Nasdaq that it did not comply with the Listing Requirements, and therefore, trading of the Company’s ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing the Company’s securities from listing and registration on The Nasdaq Capital Market, unless the Company requested an appeal of the delisting decision by Nasdaq.

The Company appealed the Nasdaq determination to the Panel, which automatically stayed the delisting of the Company’s ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted the Company’s request for an extension of time to achieve full compliance with the Listing Requirements.

The Panel’s decision, and the Company’s continued listing on the NASDAQ Capital Market, is subject to the Company’s compliance with certain conditions, including demonstration by the Company that it has regained compliance with the Listing Requirements by September 28, 2009. While the Company is executing on its plan to regain compliance, there can be no assurance that the Company will be able to do so.  Should the Company be unable to meet the exception requirement, the Panel will issue a final determination to delist the Company’s shares and, unless the Nasdaq Listing and Hearings Review Council issues a stay, will suspend trading of the Company’s shares on the NASDAQ Capital Market effective on the second business day from the date of the final determination and our ordinary shares could be eligible for quotation and trading on the OTC Bulletin Board in accordance with applicable rules and regulations.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective for trading purpose. Pursuant to this reverse share split, each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value. Unless otherwise noted, all share and per share amounts for all periods presented (including numbers of options, warrants and convertible bonds) have been retroactively restated to give effect to this reverse split.

b.	During 2007, the Company increased its authorized share capital to 12,000,000 ordinary shares.

c.
During 2008, 104,513 ordinary shares were issued as a consideration to settle liabilities to an officer and other payables in an aggregate amount of $247 and 3,550 ordinary shares were issued due to the 2007 reverse split.

d.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

e.	Stock options:

1.
On February 14, 1999, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1999 Employee Stock Option Plan, which was amended and restated in March 2002 (the “1999 Option Plan”).  The Company no longer uses the 1999 Option Plan. In 2003, the Company adopted a new stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. The Option Plan is, subject to the provisions of the Israeli Companies Law, administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

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

On June 27, 2007, the Compensation Committee and board of directors of the Company approved a new option plan under which the Company may grant stock options to the U.S. employees of the Company and its subsidiaries. Under this new option plan, the Company may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007 the new option plan was approved by the shareholders of the Company at the general shareholders meeting. As of December 31, 2008, 3,913,660 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

2.	On May 30, 2006, the Board of Directors approved a grant of options to acquire up to 93,501 ordinary shares to certain employees and officers. The exercise price of these options is $ 4.42 per share.

During 2007, the Board of Directors approved grants of options as follows:

Number of options granted	Exercise price

37,400	4.412
71,500	5.100
21,000	4.900
62,333	0.014
47,372	0.058
5,500	4.850
141,500	4.640
34,000	4.120

An additional 217,600 options were granted during 2007 to related parties including directors. See Note 15e.

During 2008, the Board of Directors approved grants of options as follows:

Number of options granted	Exercise price

2,000	3.38
43,000	1.88

In September 2008, the Board of Directors approved a re-pricing of options for 3 executive officers for a total of 149,600 options, which had exercise prices ranging between $2.47 and $14.8235.  The re-pricing changed the exercise price of the options to $1.86. The incremental compensation cost at the date of the modification was $66 of which $59 was recognized during 2008.

In December 2008 the Special General Meeting approved the re-pricing and the extension (if applicable) of 354,617 options held by related parties. See Notes 15a, 15b and 15e. The incremental compensation cost at the date of the modification amounted to $44 and was recognized as expense since all the options were fully vested.

For option grants after the balance sheet, see also Note 19.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2006		2007		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	595,971	$5.77	553,902	$5.12	1,076,756	$4.43
Granted	93,501	$4.42	638,205	$3.86	45,000	$1.95
Exercised	(43,152)	$2.48	(25,968)	$3.16	(27,032)	$0.32
Canceled and forfeited	(92,418)	$9.95	(89,383)	$5.06	(113,262)	$6.17
Outstanding at end of year	553,902	$5.12	1,076,756	$4.43	981,462	$2.55	(*)
Exercisable at end of year	481,651	$5.18	591,485	$4.81	663,021	$2.51	(*)

(*)	The weighted average exercise price, presented as of December 31, 2008, is after the re-pricing made during 2008, as mentioned above and in Note 15.

The weighted average fair value of options granted during the reported periods was $1.89, $2.87 and $0.88, per option, for the years ended December 31, 2006, 2007 and 2008, respectively.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2006, 2007 and 2008 grants: risk-free rate of 5%, 4.05% and 4.24%, respectively, dividend yield of 0%, expected volatility factor of 57.17%, 57.20% and 52.29%, respectively and expected term of 3.09, 3.64 and 4 years, respectively.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $ 225 $1,032 and $856 based on the provisions of SFAS 123R for the years ended December 31, 2006, 2007 and 2008, respectively.

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$-	$5	$16
Research and development expenses	32	336	353
Selling and marketing expenses	90	158	151
General and administrative expenses	103	533	336

	$225	$1,032	$856

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

3.	A summary of the Company's stock option activity and related information is as follows (cont.):

The options outstanding and exercisable as of December 31, 2008, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2008	Weighted average exercise price	Aggregate intrinsic value

$ 0.01 - $ 0.06	86,019	8.56	0.015	$50	28,673	0.015	$17
$ 1.10 - $ 1.88	547,217	5.86	1.37	-	424,598	1.33	-
$ 2.47 - $ 3.38	35,626	4.54	3.01	-	33,626	2.99	-
$ 4.18 - $ 4.90	192,400	7.46	4.52	-	98,124	4.41	-
$ 5.00 - $ 5.24	103,200	4.85	5.06	-	61,000	5.08	-
$ 14.82	17,000	3.25	14.82	-	17,000	14.82	-

	981,462		2.55		663,021	2.51

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $0.6 as of December 31, 2008, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was $109, $62 and $53 respectively, based on the Company’s average stock price of $5.38, $5.57 and $2.26 during the years ended respectively.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2008 and changes during the year ended December 31, 2008 is presented below:

	Options	Weighted– average grant- date fair value

Non-vested at January 1, 2008	485,271	$2.31
Granted	45,000	$0.88
Vested (including cancelled and exercised)	(158,330)	$2.18
Forfeited	(53,500)	$2.06
Non-vested at December 31, 2008	318,441	$2.21

As of December 31, 2008, there was $353 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $261 is expected to be recognized during the year 2009, $89 during the year 2010 and $3 during the year 2011.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

f.	Private placements and warrants:

1.
In November and December of 2005, the Company received aggregate gross proceeds of $3,050 from a private placement of 836,292 ordinary shares (out of which 150,807 shares were issued after December 31, 2005) and five-year warrants to purchase up to 292,701 ordinary shares at an exercise price of $3.53 per share. The private placement was made to accredited investors pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to foreign private investors in offshore transactions in reliance on Regulation S promulgated under the Securities Act. In connection with the private placement, the Company’s placement agent received a cash fee of $150 and the Company’s placement advisors received five-year warrants to purchase up to 8,446 ordinary shares at an exercise price of $3.53 per share.

The warrants granted to the placement advisors as described above were fully vested on the date of grant. The fair value of the warrants was $15 as computed using the Black & Scholes pricing model with the following weighted average assumption: risk-free interest of 4%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 74%, and expected term of 2 years of the warrants. The Company recorded the issuance costs directly to additional paid in capital.

As of December 31, 2008 none of the above mentioned warrants were exercised.

2.
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

3.
During 2006, 2007 and 2008, the Board of Directors approved a grant of warrants to acquire up to 75,651, 44,000 and 100,000 shares respectively, to certain consultants. The exercise prices under the terms of the options range between $0.65 to $5.47 per share. The fair market value of the warrants is $162, $55 and $64, respectively, as computed using the Black & Scholes pricing model with the following weighted average assumption: risk-free interest of 3.00% - 4.25%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 73.46%, 36% and 101.44%, respectively, and expected term of the warrants of 2.47, 2.38 and 2.90 average years respectively. During 2006, 2007 and 2008, the Company recognized $131, $38 and $51, as compensation expenses, respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

f.	Private placements and warrants (cont.):

4.	A summary of the Company's warrants activity to consultants, investors (including warrants issued in connection with convertible bonds), and related information is as follows:

	Year ended December 31
	2006		2007		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	525,111	$4.53	759,916	$4.65	782,685	$4.64
Granted	234,805	$4.95	44,000	$4.72	100,000	$1.20
Exercised	-	-	-	-	-	-
Canceled and forfeited	-	-	(21,231)	$5.00	(25,500)	$5.04
Outstanding at end of year	759,916	$4.65	782,685	$4.64	857,185	$3.92
Exercisable at end of year	737,250	$4.65	747,185	$4.63	763,852	$4.27

The warrants to consultants, investors (including warrants issued in connection with convertible bonds), outstanding and exercisable as of December 31, 2008, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2008	Weighted average exercise price	Aggregate intrinsic value

$ 0.65	80,000	4.87	$0.65	-	-	$-	-
$ 2.50 - $ 3.53	432,502	2.30	$3.27	-	419,169	$3.26	-
$ 4.42 - $ 4.85	71,200	5.34	$4.67	-	71,200	$4.67	-
$ 5 - $ 5.48	150,605	2.42	$5.07	-	150,605	$5.07	-
$ 6.47	122,878	0.62	$6.47	-	122,878	$6.47	-

	857,185		$3.92		763,852	$4.27

5.
The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued on the date of grant, since, based on the opinion of Company Management, such measurement is more reliable than the fair value of services.

As of December 31, 2008, there was $18 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the warrants, of which, $12 is expected to be recognized during the year 2009, $5 during the year 2010 and $1 during the year 2011.

g.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

h.	Convertible bonds and warrants – see Note 13.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by the Chairman of the Board of Directors, who was one of the co-founders of the Company.

In consideration of these consulting services, the Company has undertaken to pay $10.5 per month plus motor vehicle expenses. In addition the Company pays $1.5 per month as a director’s fee. During 2006, 2007 and 2008, the Company paid $144, $144 and $121, respectively, pursuant to this agreement. (Regarding the reduction in the amount paid during 2008, see below Note 15f.)

In December 2008 according the Special General Meeting (see Note 15f below), 296,817 options with an exercise price in the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, the consideration shall be an amount of $7 per month.

•	Upon the termination of the car lease agreement in March 2005, to increase the car lease, to a price of up to NIS 4,200 (approximately $1.1 as of December 31, 2008), (excluding tax) per month.

•	To grant a one-time bonus of NIS 130,000 including VAT, which was paid during 2005.

In addition, the Company pays $1.5 per month as a director’s fee.  During 2006, 2007 and 2008, the Company paid $102, $102 and $84, pursuant to this agreement. (Regarding the reduction in the amount paid during 2008, see below Note 15f.)

In December 2008 according the Special General Meeting (see Note 15f below), 37,400 options with an exercise price in the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company has undertaken to pay $4.6 per month plus motor vehicle expenses. During 2006, 2007 and 2008, the Company paid $72, $71 and $58 respectively, pursuant to this agreement. (Regarding the reduction in the amount paid during 2008, see below Note 15f.)

d.
On January 13, 2005, the General Shareholders Meeting approved, among other things, the Board of Directors’ decision dated October 4, 2004, to grant options to acquire up to 51,001 ordinary shares of the Company to the Chairman of the Board of Directors and 8,500 ordinary shares of the Company to each of the two directors of the Company, who are not “external directors”.  The exercise price of the options is $5 per share. Those options were granted as compensation for their efforts in completing a private placement during 2004.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS (Cont.)

e.
On January 21, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors and to a director who is one of the co-founders of the Company to acquire up to 51,000 and 20,400, respectively ordinary shares of the Company, at an exercise price of $5.

On April 29, 2007, the General Shareholders Meeting approved the grant of options to the Chairman of the Board of Directors and to two external directors to acquire up to 85,000 and 40,800, respectively ordinary shares of the Company, at an exercise price of $4.118 and $5 respectively.

On August 15, 2007, the General Shareholders Meeting approved the grant of options to a director to acquire up to 20,400, respectively ordinary shares of the Company, at an exercise price of $5. In December 2008 according the Special General Meeting (see Note 15f below), the options were re-priced to $1.1 and all such options shall nonetheless be exercisable until October 27, 2013.

f.
On December 21, 2008, the Special General Meeting of Shareholders approved that as part of a cost cutting plan, all of the Company's non-external directors, will join a temporary arrangement pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase shares of the Company instead of in cash, effective October 1, 2008 for a minimum period of three months, with an option to the Company to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. In addition (a) all options held by the Participants on October 27, 2008, shall be re-priced so that the exercise price thereof shall be $1.1 (the closing price of the Ordinary Share on said date), and (b) all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

g.	Regarding subsequent events see Note 19.

NOTE 16:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The following is a summary of operations within geographic areas, based on the location of customers and data regarding long-lived assets:

	Year ended December 31,
	2006			2007			2008
	Total		Long-lived	Total		Long-lived	Total	Long-lived
	revenues		assets	revenues		Assets (*)	revenues	Assets(*)

Europe	$6,023	(**)	$-	$9,003	(**)	$-	$15,193	$-
Asia Pacific	1,730		18	1,330		13	310	7
Africa	621		-	823		-	350	-
United States	373		54	1,787		5,248	4,506	1,842
Israel	194		88	371		613	294	329

	$8,941	(**)	$160	$13,314	(**)	$5,874	$20,653	$2,178

(*)	Long lived asset data includes allocation of intangible assets and goodwill amounts.

(**)	Reclassified (See Note 2y).

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 16:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (cont.)

b.	Summary of operations based on products and services:

	Year ended December 31,
	2006		2007		2008

Raw materials and equipment	$6,529		$9,315		$17,589
Maintenance, royalties and project management	2,412	(*)	3,999	(*)	3,064

	$8,941	(*)	$13,314	(*)	$20,653

(*)	Reclassified (See Note 2y).

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2006	2007	2008

Customer A	59%	50%	26%

Customer B	-	17%	47%

Customer C	10%	8%	*

(*)	Less than 10%.

NOTE 17:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2006	2007	2008
Financial expenses:

Interest, amortization of discount, bank charges and fees (*)	$(178)	$(962)	$(2,301)
Exchange differences	(109)	(109)	-
Unrealized loss on marketable securities, net	-	(2,699)	-
Realized loss on sale of marketable securities	-	(1,116)	(862)
Others	-	-	(118)

Total financial expenses	(287)	(4,886)	(3,281)
Financial income:

Exchange differences	-	-	62
Interest	83	234	106

Total financial income	83	234	168

Net total	$(204)	$(4,652)	$(3,113)

*	In 2006, 2007 and 2008, includes $75, $745 and $2,214 expenses related to convertible bonds, respectively. (See Note 13 above).

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 18:-	OTHER EXPENSES, NET

	2006	2007	2008
	Year ended December 31,
Write-down of loan regarding an investment in an affiliated company and other trade receivables	$(321)	$-	$-
Loss on sale of property and equipment, net	$(8)	-	-
Other	(38)	-	-

	$(367)	$-	$-

NOTE 19:-	SUBSEQUENT EVENTS

a.	Regarding the Company's non-compliance with NASDAQ requirements for continued listing on the Nasdaq Capital Market set forth in Marketplace Rule 4310(c)(3), see Note 1a.

b.
On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, the Company granted to: a) Chairman of the Board of Directors; b) a member of the Company's Board of Directors who is also one of the co-founders; c) one of the co-founders of the Company and d) another member of the Company's Board of Directors options to purchase up to: 49,311, 34,702, 24,244 and 6,164 shares of the Company, respectively. The options have an exercise price of NIS 0.0582235 per share, vested immediate and will expire after ten years. The options were granted as compensation for waiver of three months’ cash payments according to their agreement with the Company.

c.
On March 12, 2009, the Company granted options to purchase up to 125,142 shares to several employees as compensation for waiving part of their payroll. The options have an exercise price of NIS 0.0582235, vested immediate and will expire after ten years.

d.
On March 25, 2009 the Company, through its subsidiary Vuance Inc., completed the acquisition of certain assets and liabilities of Intelli-Site, Inc. (“Intelli-Site”), pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and Integrated Security Systems, Inc. (“ISSI”).  On the date of closing, Vuance Inc. agreed to pay Intelli-Site $262, payable in twenty-five (25) consecutive installments.  The first twelve (12) monthly installments shall be equal to $11 each, and thereafter, the remaining thirteen (13) monthly installments shall be equal to $10 each (the “Cash Consideration”).  In addition, the Company issued to ISSI 200,000 of its ordinary shares (the “Consideration Shares”).  In addition to the payment of the Cash Consideration and the issuance of the Consideration Shares, Vuance Inc. agreed to pay Intelli-Site and ISSI, as applicable, in royalty payments, an amount of up to $600 in the aggregate, based upon certain conditions, which shall be paid on a quarterly basis, within thirty (30) days of the close of each quarter, and will be made 50% in cash and 50% in the Company's ordinary shares (the “Royalty Shares”).  The number of Royalty Shares to be issued to ISSI shall be calculated on the basis of the weighted average closing price of the Company ordinary shares for the fifteen (15) trading days preceding the quarterly payment, subject to a minimum of $1.25.

ISSI, or its permitted transferee, agreed to lock-up the Consideration Shares and Royalty Shares, if any, as applicable, pursuant to which ISSI or its transferee will not offer, sell, transfer or otherwise dispose of the Consideration Shares or the Royalty Shares. The restrictions on the transfer of the Consideration Shares and the Royalty Shares will expire in eight equal installments, commencing with the end of the first calendar quarter following the date of closing and each of the seven following calendar quarters thereafter.  If any Consideration Shares or Royalty Shares are issued after the last day of the eighth calendar quarter following the date of closing, such shares shall not be subject to any transfer restrictions.

- - - - - - - - - - - -

ITEM 19.    Exhibits.

1.1*	Memorandum of Association of the Company.

1.2**	Articles of Association of the Company.

2.1*	Forms of Stock Certificates Representing Ordinary Shares.

4.1*	The Vuance Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.1(a)***	The Vuance Ltd. 2003 Israeli Share Option Plan

4.2*	Stock Purchase Agreement between Vuance and Elad Ink, dated as of March 4, 2002.

4.3*	Stock Purchase Agreement between Vuance and ICTS BV, dated as of April 29, 2002.

4.4*	Stock Purchase Agreement between Vuance and ICTS-USA, Inc., dated as of September 27, 2002.

4.5	Asset Purchase Agreement by and among Intelli-Site, Inc., Integrated Security Systems, Inc., Vuance, Inc. and Vuance Ltd. dated as of March 6, 2009.

8****	List of Subsidiaries of Vuance Ltd.

11.1****	Code of Ethics

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated June 30, 2008.

15.2	Consent of BDO McCabe Lo & Company, independent public accountants, dated June 29, 2008.

15.3	Consent of PKF, independent public accountants, dated June 26, 2008.

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
**** Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2008 (File No.: 001-33668).

SIGNATURE

Vuance Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VUANCE LTD.

/s/ Eyal Tuchman
By:	Eyal Tuchman
Its:	Chief Executive Officer

Date: June 30, 2009