Form 20-F
period 2009-12-31
Vuance
filed 2010-07-23
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,724,421 ordinary shares as of December 31, 2009.

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

Yes  ☐    No  ☐

TABLE OF CONTENTS

PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLES.	6
ITEM 3.	KEY INFORMATION.	6
	Selected Financial Data	6
	Capitalization and Indebtedness	8
	Reasons for the Offer and Use of Proceeds	8
	Risk Factors	8
ITEM 4.	INFORMATION ON THE CORPORATION.	28
	History and Development of the Corporation	28
	Business Overview	33
	Organizational Structure	45
	Property, Plants and Equipment	46
ITEM 4A.	UNSOLVED STAFF COMMENTS.	46
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.	47
	Operating results	47
	Liquidity and Capital Resources	62
	Research and Development	66
	Trend Information	66
	Off Balance Sheet Arrangements	67
	Tabular Disclosure of Contractual Obligations	68
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	69
	Directors and Senior Management	69
	Compensation	71
	Board Practices	72
	Employees	75
	Share Ownership	77
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	81
	Major shareholders	81
	Related Party Transactions	82
	Interests of Experts and Counsel	84
ITEM 8.	FINANCIAL INFORMATION.	84
	Consolidated Statements and Other Financial Information (Audited)	84
	Significant Changes	87
ITEM 9.	THE OFFER AND LISTING.	87
	Offer and Listing Details	87
	Plan of Distribution	90
	Markets	90
	Selling Shareholders	90
	Dilution	90
	Expenses of the Issue	90

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectations concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. These forward looking statements include, but are not limited to, statements regarding: (i) our belief about our competitive position in the tracking, asset management and monitoring, active radio frequency identification (“RFID"), disaster recovery, and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to be able to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to be able to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance, including, without limitation to, our belief regarding the merit of the claim of the Department for Resources Supply of the Ministry of Ukraine against us and regarding the Secu-System claim. (See “Legal Proceedings” in Item 8.A); (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (ix) our expectations about our future revenues (or absence of revenues); (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi-ID issuing and control system with the government of a European country, the value of our agreement for our perimeter security and border control at European International Airport and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our new active RFID technology; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for a significant portion of our net sales; (xvi) our expectations regarding the mix of our sources of revenues; (xvii) our belief about the sufficiency or insufficiency  of our capital resources and other sources of liquidity to fund our planned operations; (xiii) our expectations regarding our recurring revenues and backlog; (xix) our belief that we have not been a passive foreign investment company ("PFIC") for U.S. tax purposes; (xx) our belief regarding the impact of recently issued accounting pronouncements (see note 2(ab) to the financial statements included in this report) and adoption of new accounting pronouncements in the future on our earnings and operating results; and (xxi) our expectation regarding the success of the integration of the SHC business (as defined in “Risk Factors” in Item 3.D). All forward-looking statements are based on our management’s present assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including: changes in demand for our products; market conditions in our industry and the economy as a whole; variations, expansions or reductions in the mix of our product offerings; the timing of our product introductions; increased competition; introduction of new competing technologies; the increase of unexpected expenses; and such other factors discussed below under the captions “Risk Factors” in Item 3.D and “Operating and Financial Review and Prospects” in Item 5 and elsewhere in this Annual Report. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

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

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

The following selected consolidated financial data as of December 31, 2005, 2006, 2007, 2008 and 2009 and for the years then ended have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

SUMMARY OF CONSOLIDATED FINANCIAL DATA YEAR ENDED DECEMBER 31,

	Audited
	(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	2005	2006		2007(**)		2008(**)	2009

SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	8,462	8,941	(*)	12,236	(*)	18,112	9,304
Cost of Revenues	4,293	3,494		4,992		6,945	3,365
Inventory write-off	287	--		--		--	--
Gross Profit	3,882	5,447		7,244		11,167	5,939
Operating Expenses:
Research and Development	1,182	1,362		1,411		1,738	898
Selling and Marketing	3,003	5,619		7,144		9,905	5,131
General and Administrative	2,968	2,737		2,728		2,611	1,648
Restructuring expenses	496	--		--		--	--
Other expenses	129	108		134		8	130
Total Operating Expenses	7,778	9,826		11,417		14,262	7,807
Capital gain from the sale of the E-ID Division	--	10,536		--		--	--
Operating Income (Loss)	(3,896)	6,157		(4,173)		(3,095)	(1,868)
Financial Expenses, Net	(25)	(204)		(4,646)		(3,087)	(620)
Other Expenses, Net	(30)	(367)		--		--	--
Income (Loss) before Taxes on Income	(3,951)	5,586		(8,819)		(6,182)	(2,488)

Taxes on income	--	(146	)(*)	(390	)(*)	(137)	(71)
Net Income (Loss) from continuing
operations	(3,951)	5,440		(9,209)		(6,319)	(2,559)
Loss from discontinued operations	--	--		(2,102)		(6,039)	(2,526)
Net income (loss)	$(3,951)	$5,440		$(11,311)		$(12,358)	$(5,085)
PER SHARE DATA:
Basic earning (loss) from continuing operations	$(1.25)	$1.37		$(2.09)		$(1.22)	$(0.46)
Diluted earning (loss) from continuing operations	$(1.25)	$1.31		$(2.09)		$(1.22)	$(0.46)
Basic and Diluted loss from discontinued operations	$--	$--		$(0.48)		$(1.17)	$(0.46)
Basic earning (loss) per share	$(1.25)	$1.37		$(2.57)		$(2.39)	$(0.92)
Diluted earning (loss) per share	$(1.25)	$1.31		$(2.57)		$(2.39)	$(0.92)
SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	2,294	2,444		2,114		812	656
Marketable debt securities	650	11,077		4,054		--	--
Trade receivables (net of allowance for doubtful
accounts of $ 3,478 and $ 3,470 as of
December 31, 2008 and 2009, respectively)	1,053	2,625		2,463		840	857
Inventories	2,205	270		566		1,307	82
Total Current Assets	8,023	17,992		14,769		6,443	4,236
TOTAL ASSETS	12,276	23,098		20,952		8,935	4,682
Total Current Liabilities	3,218	5,452		8,916		10,424	6,332
Accrued Severance	616	323		362		378	304
SHAREHOLDERS' EQUITY (DEFICIT)	8,247	15,001		9,233		(1,867)	(6,271)

(*) Certain comparative figures have been reclassified to conform to the current period presentation. The changes did not affect net income, cash flow or stockholders equity.

(**) Due to the sale of certain business activities in January 2010, as described in Item 4 below, those business activities are presented as discontinued operations in accordance with U.S. GAAP.

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

We have incurred substantial losses and negative cash flows since our inception. We had an operating cash flow deficit in each of 2005, 2006, 2007, 2008 and 2009. As of December 31, 2009, we had an accumulated deficit of approximately $47,379,000. We incurred net losses of approximately $3,951,000, $11,311,000, $12,358,000 and $5,085,000 in the years ended December 31, 2005, 2007, 2008 and 2009, respectively. For the year ended December 31, 2006, we would have incurred a net loss of $5,096,000, but for the $10,536,000 capital gain from the sale of the E-ID Division. We expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion; and therefore, we may continue to have net operating losses and negative cash flows for the foreseeable future. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

The crisis of the financial and credit markets worldwide in the second half of 2008 has led to an economic slowdown worldwide, and the outlook for 2010 is uncertain. A continuation or worsening of unfavorable economic conditions, including the on-going credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. We may experience declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders or in the completion of projects, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future. Currently, we lack of short-term visibility as customers are focused on maintaining flexibility, reducing inventory and conserving their cash.

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

The material weakness in our internal control over financial reporting as identified by our management as of December 31, 2008 is summarized below and has not been remedied as of December 31, 2009.

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

We expect to face a reduction in revenue arising out of the sale of certain assets and liabilities.

On January 28, 2010, our wholly-owned subsidiary, Vuance, Inc., completed the sale of certain of its assets and certain of its liabilities related to our electronic access control market, and on January 29, 2010, we and Vuance, Inc. completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division including our Critical Situation Management System ("CSMS") and Credentialing ("RAPTOR") suites (see a description of this transaction under the caption “History of the Company” in Item 4.A).  As a result of such sales and our concentration on active RFID technology and our PureRFid suite, we expect to face a reduction in revenue, and we may continue to experience fluctuations in revenue in the future.

We expect to face a substantial reduction in our revenues from our perimeter security and border control projects associated with the European Airport Project.

The revenues from our European International Airport Project for the years ended December 31, 2007, 2008 and 2009 were $2,182,000, $9,722,000 and $1,961,000, respectively.  The revenues received from the European Airport Project are fully recognized through December 31, 2009. Unless we have significant growth in our active RFID business lines, we may face reduction in our revenues.

Additionally, under the terms of our agreement, upon our implementation of the integrated perimeter security system and border control system, the customer was to sign a transmission and acceptance report and we were to enter into the ten-year maintenance period.  As of the filing date of this Form 20-F, while we have completed implementation of the systems, the customer has not signed the transmission and acceptance report, and our wholly-owned subsidiary, SBC Aviation Ltd., has not received the final payment from the customer under the agreement in the amount of $465,600.

We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.

We depend on a limited number of customers for a substantial portion of our revenue. In the years 2007, 2008 and 2009, we derived 71%, 84% and 88% respectively, of our consolidated net revenue from two customers. In the year ended December 31, 2009, two of our customers accounted for 88% of our consolidated net revenues as follows: the government of a European country and European International Airport accounted for 67%, and 21%, respectively, of our consolidated net revenues. A substantial reduction in sales to, or loss of, any of our significant customers would adversely affect our business unless we were able to replace the revenue we received from those customers, which replacement we may not be able to find. Specifically, changes that may negatively impact the political or economic stability and environment of the European country, from which we derive 88% of our consolidated net revenues under a 10-year contract, could adversely affect our business and future operations in such country.

As a result of this concentration of revenue from a limited number of customers and our increased reliance on active RFID technology resulting from our sale of certain assets and liabilities related to our electronic access control market and our Government Services Division including our CSMS and RAPTOR suites, our revenue has experienced wide fluctuations, and we expect our revenue to continue to experience wide fluctuations in the future as a result of our changing customer base. Part of our sales is not recurring sales, therefore quarterly and annual sales levels could fluctuate. Sales in any period may not be indicative of sales in future periods.

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

In January 2010 we completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. acquired in the acquisition of SHC (see a description of this transaction under the caption “History of the Company” in Item 4.A). In connection with the sale, we recognized an impairment of goodwill and intangible assets.

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

ћ	our ability to maintain and increase the sale of Intelli-Site products;
ћ	our ability to combine the operating activities of Intelli-Site with those of our U.S. subsidiary, Vuance, Inc.;
ћ	our ability to sell our products to Intelli-Site’s existing customers; and
ћ	our ability to maintain key employees of Intelli-Site;

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

In January 2010 we completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. acquired in the acquisition of Intelli-Site (see a description of this transaction under the caption “History of the Company” in Item 4.A).  In connection with the sale, we recognized an impairment of goodwill and intangible assets.

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

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to successfully defend our industrial or intellectual property rights, we may lose rights to technologies that we need to develop our business, which may cause us to lose potential revenues, or we may be required to pay significant license fees for the use of such technologies. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. Our patent portfolio consisted of two issued U.S. patents, four U.S. patent applications and one PCT. Generally, these patents, applications and PCTs related to our government solutions and access control technologies and were transferred in the sale of certain of the assets and certain of the liabilities of Vuance, Inc. in the first quarter of 2010 (see a description of this transaction under the caption “History of the Company” in Item 4.A).

 Our prior patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we sought. In the event the prior patent applications do not result in issued patents, the applications may become publicly available and proprietary information disclosed in the applications will then become available to others.  In addition, any issued patents may be challenged, invalidated or declared unenforceable.

Our future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us and/or could reduce our ability to compete. In addition, these efforts to protect our intellectual property rights could require us to incur substantial costs even when our efforts are successful.

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

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain customers, as well as to OTI, with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such customers.

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

ћ	increased collection risks;
ћ	trade restrictions;
ћ	export duties and tariffs;
ћ	uncertain political, regulatory and economic developments;
ћ	inability to protect our intellectual property rights;
ћ	highly aggressive competitors;
ћ	lower gross margins in commercial sales in Hong Kong and China;
ћ	business development issues in Hong Kong and China, where business development is time consuming and risky due to the uncertain political, regulatory and legal environment;
ћ	if we do not generate additional sales from the expansion, our losses may increase; and
ћ	currency issues.

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

Most contracts with the U.S. government or state or local agencies or municipalities (“Governmental Contracts”) are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

ћ	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;
ћ
the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

ћ	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;
ћ	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and
ћ
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

Our Credentialing suite has not been widely adopted by state and local governments, largely due to the dependency on federal grants, the cost of the necessary infrastructure and the relatively limited capabilities of previous solutions. As of January 2010, we have discontinued the sale of credentialing, identification and security networks products and services.

In 2009, our revenues from the government market totaled approximately $8,233,000 compared to $1,071,000 from the commercial market. Although we believe the government market is critical to our success in the short term, we believe that both the government and commercial markets will be critical to our long-term success. The development of these markets will depend on many factors that are beyond our control, including the following factors (and other factors discussed elsewhere in the Risk Factors): (i) there can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market to the commercial market; (ii) the ability of public safety and other government agencies to access U.S. Department of Homeland Security and other homeland security-related grants for incident management and related purposes; (iii) the ability of the commercial markets to adopt and implement the active RFID solutions; and (iv) the ability of our management to successfully market our technologies to such government and/or commercial entities.

The success of our new business line, the active RFID, is dependent on several factors.

The success of our active RFID business line is dependent on several factors, including proper new product definitions, product costs, timely completion and introduction of the new product, differentiation of the new product from those of our competitors, and market acceptance of the product, as well as our existing and potential customers’ varying budgets for capital expenditures and new product introduction. We have addressed the need to develop new products through our internal development efforts and joint development efforts with other companies. In light of the OTI Transaction and the sale of certain assets and liabilities related to our electronic access control market and our Government Services Division including our CSMS and RAPTOR suites, the active RFID product line will be our main revenue growth generator in the future. There can be no assurance that we will successfully identify new product opportunities and/or develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

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

In order for us to achieve our growth objectives, our RFID technology must be adapted to and adopted in a variety of areas, including:

ћ	public safety and emergency;
ћ	asset management;
ћ	patient and critical equipment tracking in the health care sector;
ћ	building automation;
ћ	patient wandering in the homecare market;
ћ	transportation applications using active RFID as method of monitoring and control; and
ћ	access control in such fields as education and health care.

Any or all of these areas may not adopt our RFID technology.

We cannot accurately predict the future growth rate, if any, or the ultimate size of the RFID technology markets. The expansion of the market for our products and services depends on a number of factors such as:

ћ	the cost, performance and reliability of our products and services compared to the products and services of our competitors;
ћ	customer perception of the benefits of our RFID based solutions;
ћ	public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected;
ћ	public perception of the confidentiality of private information;
ћ	customer satisfaction with our products and services; and
ћ	marketing efforts and publicity for our products and services.

Even if our RFID solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

We need to develop our position as a provider of RFID enabled security solutions and services to earn high margins from our technology, and if we are unable to develop such position, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our RFID technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying RFID technology. While we have had some early success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce attractive margins in the future. A significant portion of the value of our RFID technology lies in the development of software and applications that will permit the use of RFID technology in new markets. In contrast, the margins involved in manufacturing and selling RFID technology can be relatively small, and may not be sufficient to permit us to earn an attractive return on our development investments.

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

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter and from year to year for the following reasons:

ћ	long customer sales cycles;
ћ	reduced demand for our products and services;
ћ	price reductions
ћ	new competitors, or the introduction of enhanced products or services from new or existing competitors;
ћ	changes in the mix of products and services we or our customers and distributors sell;
ћ	contract cancellations, delays or amendments by customers;
ћ	the lack of government demand for our products and services or the lack of government funds appropriated to purchasing our products and services;
ћ	unforeseen legal expenses, including litigation costs;
ћ	expenses related to acquisitions;
ћ	other non-recurring financial charges;
ћ	the lack of availability, or increased cost, of key components and subassemblies;
ћ	the inability to successfully manufacture in volume, and reduce the price of, certain of our products; and
ћ	impairment loss of goodwill and intangible assets.

The fair value of Vuance, Inc., our U.S. subsidiary, has caused a significant goodwill and other intangible assets impairment loss.

As part of the annual review for impairment in accordance with ASC Topic 350, "Intangibles - Goodwill and Other" in November 2008, we examined the fair value of the intangible assets and the goodwill and in doing so, considered in part, a third party expert services. The valuation referred to Vuance, Inc. as a single reporting unit. The valuation was conducted on a going concern basis. Since Vuance, Inc. is closely-held, and thus without a public market for its ownership interests, the appraisal was conducted according to common appraisal practices, and based on the Free Discounted Cash-Flows ("DCF") method.  In addition, we received market indication with respect to the fair value of Vuance, Inc. in the first quarter of 2009. Based on the above we were required to recognize an impairment loss in the amount of approximately $3,235,000.

Due to the sale of certain of the assets and certain of the liabilities of Vuance, Inc.  in the first quarter of 2010 (see a description of this transaction under the caption “History of the Company” in Item 4.A), as of December 31, 2009 we recognized an impairment of goodwill and intangible assets in the amount of $1,119,000 and presented the balance of $1,996,000 and $1,599,000 as assets attributed to discontinued operations and liabilities attributed to discontinued operations, respectively, in our financial statements.

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

The market for RFID enabled products is intensely competitive. We expect competition to increase as the industry grows and as RFID technology begins to converge with the access control and information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the active RFID enabled solutions market expands, we expect additional competitors to enter the market.

Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that (i) are superior to our products and services, (ii) achieve greater customer acceptance or (iii) have significantly improved functionality as compared to our existing and future products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market share.

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

Our ability to manage our growth effectively will require us:

ћ	to continue to improve our operations, financial and management controls, reporting systems and procedures;
ћ	to train, motivate and manage our employees; and
ћ	as required, to install new management information systems.

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

We are incorporated under Israeli law and we also facilitate offices located in Israel. Political, economic and military conditions in Israel may directly affect our operations and business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, in varying levels of severity, since September 2000. The election in early 2006 of representatives of Hamas, an Islamic resistance movement, to a majority of seats in the Palestinian Legislative Council and the resulting tension among the different Palestinian factions has created additional unrest and uncertainty. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, such as the armed conflict that occurred during July and August, 2006 between Israel and Hezbollah, a Lebanese Islamist Shiite militia group and political party, which involved rocket attacks on populated areas in Northern Israel, or political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Generally, all nonexempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. We believe that a maximum of two of our employees, 10% of our employees at any one time, could be called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business, operating results and financial condition may be adversely affected.

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

ћ	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
ћ	the judgment may no longer be appealed;
ћ	the judgment is executory in the jurisdiction in which it was given;
ћ	the obligation, the subject matter of the judgment, is enforceable under Israeli laws of enforcement of judgments and is not contrary to public policy;
ћ	due process has been observed;
ћ	such judgment was rendered by a court which was competent to render such judgment according to the rules of private international law, as applicable in Israel;
ћ	such judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
ћ	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the law suit is instituted in the foreign court.

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

Our ability to satisfy our debt service obligations, including making the payments under the convertible bonds we issued in November 2006, to Brevan Howard Master Fund Limited ("BH") and to Special Situation Funds (the “Convertible Bonds”) will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

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

Our failure to make payments due under our debt instruments, or to otherwise comply with the restrictions or our obligations thereunder, could result in an event of default under such instruments and lead to an acceleration of our related indebtedness. In the event of such a default, we are not certain whether we would have, or would be able to obtain, sufficient funds to make the accelerated payments, and as a result certain lenders would be able to proceed against certain of our assets that secure the debt. As of December 31, 2009 and the filing date of this Form 20-F, we are in compliance with the terms and conditions of our Convertible Bond agreements, as amended. See Item 5.B, “Liquidity and Capital Resources,” regarding the amendments to the Convertible Bonds.

The number of ordinary shares that are available for sale upon exercise of our outstanding warrants, options and convertible bonds is significant in relation to our currently outstanding ordinary shares. Sales of a significant number of our ordinary shares in the public market, or the perception that they may occur, may depress the market price for our ordinary shares.

The number of ordinary shares available for sale upon the exercise of our outstanding warrants, options and convertible bonds is significant in relation to the number of ordinary shares currently outstanding. As of May 31, 2010, 7,262,882 of our ordinary shares were outstanding. In addition, we had a total of 1,392,458 ordinary shares issuable upon the exercise of outstanding options, which we have issued to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. As of May 31, 2010, we had a total of 1,212,552 ordinary shares issuable upon the exercise of outstanding warrants issued to investors and consultants, at various prices, which expire between 2010 and 2016. As of May 31, 2010, we had a total of 1,041,189 ordinary shares issuable upon the conversion of convertible bonds. As of May 31, 2010, our registered capital permitted us to issue up to additional 1,090,919 ordinary shares in connection with future grants of options, warrants, shares and other financial instruments.

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

Our ordinary shares were delisted from The NASDAQ Capital Market, which could negatively impact the price of our ordinary shares.

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

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)). As a result, our securities were delisted from The Nasdaq Stock Market and trading in our shares was suspended effective at the open of business on October 1, 2009.

We had been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that our securities were immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. Our ordinary shares are currently quoted under the ticker symbol “VUNCF”.

The delisting of our ordinary shares significantly affects the ability of investors to trade our securities and negatively affects the value and liquidity of our ordinary shares. In addition, the delisting of our ordinary shares could also have a material adverse affect on our ability to raise capital on terms acceptable to us, or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by customers and employees, the loss of institutional investor interest and fewer business development opportunities.

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

Special Situations Fund III, L.P. and its affiliates (collectively, “SSF”) beneficially own 1,007,359 of our ordinary shares, representing approximately 13.87% of our outstanding ordinary shares, based on 7,262,882 ordinary shares currently outstanding. In addition, SSF own warrants exercisable for an additional 250,952 ordinary shares and Convertible Bond for additional 207,855 ordinary shares. Such ownership interest gives SSF substantial influence over the outcome of all matters submitted to our stockholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. In addition, our officers and directors beneficially own a significant amount of our ordinary shares, which may have a similar effect to SSF's ownership of our ordinary shares.

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

We are a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. public companies including:

ћ	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
ћ	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
ћ	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
ћ
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

We could face additional costs or liabilities arising from the winding down of our operations through SuperCom Asia Pacific Limited (“SuperCom Asia Pacific”).

SuperCom Asia Pacific, incorporated in Hong Kong, has been our wholly-owned subsidiary since November 2003, and is responsible for our sales and marketing efforts in Asia Pacific.  In the third quarter of 2009, we began to wind down our operations through SuperCom Asia Pacific and as a result may be subject in the future to claims from former employees of SuperCom Asia Pacific. To our knowledge, no such claims have been lodged to date. To the best of our knowledge, as of December 31, 2009, all required allowances in connection with such potential claims are included in our financial statements.

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

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act.  On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB," which following our name change on May 14, 2007 became “VUNCF.OB.”  On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC” and the trading of our shares on the OTC Bulletin Board ceased. On October 1, 2009 our shares were delisted from The NASDAQ Capital Market and beginning on the same date, our shares were quoted under the ticker symbol “VUNCF” in the Pink Sheets.

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

On March 25, 2009 we and our subsidiary, Vuance, Inc., completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and Integrated Security Systems, Inc (“ISSI”).  On the date of closing, Vuance, Inc. agreed to pay Intelli-Site $262,000 payable in twenty-five (25) consecutive installments (the “Cash Consideration”).  Each of the first twelve (12) monthly installments shall be equal to $11,000, and thereafter, each of the remaining thirteen (13) monthly installments shall be equal to $10,000.  In addition, we issued to ISSI 200,000 of our ordinary shares (the “Consideration Shares”).  In addition to the payment of the Cash Consideration and the issuance of the Consideration Shares, Vuance, Inc. agreed to pay Intelli-Site and ISSI, as applicable, in royalty payments, an amount of up to $600,000 in the aggregate, based upon certain conditions, which shall be paid on a quarterly basis, within thirty (30) days of the close of each quarter, and will be made 50% in cash to Intelli-Site and 50% in our ordinary shares (the “Royalty Shares”) to ISSI.  The number of Royalty Shares to be issued to ISSI shall be calculated on the basis of the weighted average closing price of our ordinary shares for the fifteen (15) trading days preceding the quarterly payment, subject to a minimum of $1.25.

ISSI, or its permitted transferee, agreed to lock-up the Consideration Shares and Royalty Shares, as applicable, pursuant to which ISSI or its transferee will not offer, sell, transfer or otherwise dispose of the Consideration Shares or the Royalty Shares, except the restrictions on the transfer of the Consideration Shares and the Royalty Shares will expire in eight equal installments, commencing with the end of the first calendar quarter following the date of closing and each of the seven following calendar quarters thereafter.  If any Consideration Shares or Royalty Shares are issued after the last day of the eighth calendar quarter following the date of closing, such shares shall not be subject to any transfer restrictions. The assets and liabilities purchased in the foregoing transaction were sold in January 2010 (see below).

On January 28, 2010 (the “Closing Date”), Vuance, Inc., our wholly-owned subsidiary, completed the sale of certain of its assets (including certain accounts receivable and inventory) and certain of its liabilities (including certain accounts payable) (the “Sale”) related to our electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets, dated as of January 9, 2010 between Vuance, Inc. and OLTIS Security Systems International, LLC (“OSSI”). On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance, Inc. $161,518 in cash.  In addition, OSSI paid off a certain Business Financing Agreement (the “Loan”) between Vuance, Inc. and Bridge Bank, National Association (the “Bridge Bank Payment”).  Further to the Bridge Bank Payment, the Loan was released, and we and Vuance, Inc. no longer have any liabilities associated with the Loan.

On January 29, 2010 (the “Closing Date”), we and our subsidiary, Vuance, Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. (the “Sale”) related to our Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement dated as of January 29, 2010 between us, Vuance, Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation. On the Closing Date, as consideration for the Sale, WidePoint paid Vuance, Inc. $250,000.  In addition, WidePoint agreed to pay Vuance, Inc. a maximum earnout of $1,500,000 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years.

On January 21, 2010, we incorporated a new wholly-owned subsidiary in the state of Delaware, PureRFid, Inc., to focus on marketing and sales for our active RFID solutions.

Recent Developments

On March 22, 2010, we entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing we issued 1,538,461 ordinary shares of the Company at a par value of  NIS 0.0588235 (the “Transaction Shares”) in consideration of a one-time cash payment in the amount of $200,000.  Following the issuance of the Transaction Shares, we have 7,262,882 ordinary shares issued and outstanding.

Simultaneously with execution of the Subscription Agreement, we entered into a Warrant Agreement with the Investor, pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 of our ordinary shares for an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. We intend to ask our shareholders to approve and ratify at our next annual general meeting that the purpose of the private placement of the Transaction Shares and Warrant was to provide the Investor with more than twenty five percent (25%) of our issued and outstanding shares in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements.

The Transaction Shares and the ordinary shares issuable upon the exercise of the Warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

On March 21, 2010, we issued a press release announcing a significant restructuring of our business operations.  The press release also announced the departure of Eyal Tuchman as our Chief Executive Officer and the appointment of Ron Peer, our former President, as our new Chief Executive Officer.

On January 29, 2010 (the “Closing Date”), we and our subsidiary, Vuance, Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. (the “Sale”) related to our Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement dated as of January 29, 2010 between us, Vuance, Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation. On the Closing Date, as consideration for the Sale, WidePoint paid Vuance, Inc. $250,000.  In addition, WidePoint agreed to pay Vuance, Inc. a maximum earnout of $1,500,000 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years.

On January 28, 2010 (the “Closing Date”), Vuance, Inc., our wholly-owned subsidiary, completed the sale of certain of its assets (including certain accounts receivable and inventory) and certain of its liabilities (including certain accounts payable) (the “Sale”) related to our electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets, dated as of January 9, 2010 between Vuance, Inc. and OLTIS Security Systems International, LLC (“OSSI”). On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance, Inc. $161,518 in cash.  In addition, OSSI paid off (the “Bridge Bank Payment”) a certain Business Financing Agreement (the “Loan”) between Vuance, Inc. and Bridge Bank, National Association.  Further to the Bridge Bank Payment, the Loan was released, and we and Vuance, Inc. no longer have any liabilities associated with the Loan.

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

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)). As a result, our securities were delisted from the NASDAQ Stock Market and trading in our shares was suspended effective at the open of business on October 1, 2009.

We had been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that our securities were immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. Our ordinary shares are currently quoted under the ticker symbol “VUNCF”.

Our securities may, in the future, also be quoted on the Over-the-Counter Bulletin Board (the "OTCBB"), an electronic quotation service maintained by the Financial Industry Regulatory Authority ("FINRA"), provided that a market maker in our securities files an application to register and quote the securities in accordance with SEC Rule 15c2-11, and such application (a “Form 211”) is cleared by FINRA.  Only a market maker, not us, may file a Form 211.  There can be no assurance that a market maker will file a Form 211 or that the securities would become eligible to be quoted on the OTCBB on a timely basis or at all.

On March 25, 2009, we and our subsidiary, Vuance, Inc., completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and Integrated Security Systems, Inc (“ISSI”).  On the date of closing, Vuance, Inc. agreed to pay Intelli-Site $262,000 payable in twenty-five (25) consecutive installments (the “Cash Consideration”).  Each of the first twelve (12) monthly installments shall be equal to $11,000, and thereafter, each of the remaining thirteen (13) monthly installments shall be equal to $10,000.  In addition, we issued to ISSI 200,000 of our ordinary shares (the “Consideration Shares”).  In addition to the payment of the Cash Consideration and the issuance of the Consideration Shares, Vuance, Inc. agreed to pay Intelli-Site and ISSI, as applicable, in royalty payments, an amount of up to $600,000 in the aggregate, based upon certain conditions, which shall be paid on a quarterly basis, within thirty (30) days of the close of each quarter, and will be made 50% in cash to Intelli-Site and 50% in our ordinary shares (the “Royalty Shares”) to ISSI.  The number of Royalty Shares to be issued to ISSI shall be calculated on the basis of the weighted average closing price of our ordinary shares for the fifteen (15) trading days preceding the quarterly payment, subject to a minimum of $1.25.

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

Certain of the assets and liabilities acquired in the asset purchase agreement with Intelli-Site and ISSI were sold in January 2010, in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc.

In December 2008, we announced that we were awarded a stake in a government-funded project to develop a crime scene security and evidentiary tracking system. This project was sold in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division, pursuant to that certain asset purchase agreement, dated January 29, 2010, between us, Vuance, Inc., WidePoint Corporation and Advance Response Concepts Corporation.

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

In June 2008, we reached an agreement with Brevan Howard Master Fund Limited (“BH”), the holder of a $2,500,000 convertible bond issued by us, under which, among other things, BH waived our compliance with certain covenants under its convertible bond, in exchange for:

1.
Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bond).

2.	Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.
3.
Our undertaking to place a fixed charge on all incomes and/or rights in connection with a certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of the Company to use part of the income.

4.	Our granting of certain anti-dilution rights with respect to the warrants held by the single investor.

In addition, under certain circumstances, BH may have the right to demand an early payment in part or in full of the principal amount of the convertible bond (up to the $2,500,000 as mentioned above).

On August 12, 2009, we  entered into an Amendment Agreement and Bond with BH pursuant to which, in exchange for security in certain of our assets, we and BH agreed to waive compliance and amend certain provisions of the convertible bond to, among other things, (i) increase the applicable rate of interest, (ii) release us from certain payments upon the completion of certain payments of principal and interest due under the convertible bond, and (iii) make monthly payments against the total amount due under the convertible bond over an eight (8) year period.

On November 9, 2009, we entered into an Amendment Agreement with Special Situation Funds ("SSF"), the holder of the convertible bond in the amount of $623,565, pursuant to which, in exchange for security in certain of our assets, we and the SSF agreed to waive compliance and amend certain provisions of the convertible bond to, among other things, (i) increase the applicable rate of interest, (ii) release us from certain payments upon the completion of certain payments of principal and interest due under the convertible bond, (iii) make monthly payments against the total amount due under the convertible bond over an eight (8) year period and (iv) reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.

As of December 31, 2009 and the filing date of this Form 20-F, we are in compliance with the terms and conditions of our convertible bond agreements, as amended. See Item 5.B, “Liquidity and Capital Resources,” regarding the amendments to our agreements with the holders of the convertible bonds.

In June 2008, we announced that we had been awarded a $1.4 million contract from the Racine (WI) Unified School District, to install our MASC (Managed Automated Security Controls) security solution into 31 school buildings, and two administrative buildings, in the district. The project was sold in January 2010 along with certain assets and liabilities related to our electronic access control market.

Principal capital expenditures and divestitures

From January 1, 2009 to December 31, 2009, our capital expenditures totaled approximately $100,000 (compared to $73,000 during 2008 and $116,000 during 2007), of which approximately $7,000 (compared to $39,000 during 2008 and $62,000 during 2007) can be attributed to our facilities in Israel, and approximately $93,000 (compared to $34,000 during 2008 and $54,000 during 2007) can be attributed to various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2010, our capital expenditures totaled approximately $1,000.

Corporate information

Our headquarters is located in Israel at Sagid House “Ha’Sharon Industrial Park,” Qadima 60920, Israel and our telephone number is +972-9-889-0800. Our U.S. offices are located at Oak Creek, Wisconsin. Our Internet website address is http://www.vuance.com. The information contained on our corporate websites is not a part of this prospectus.

Our agent for SEC matters in the U.S. is our subsidiary, PureRFid Inc., whose address is 9817 S. 13th Street, Oak Creek WI 53154, telephone number (414)301-9435.

B.	Business Overview

From 1988 through 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa.  As described in Item 4.A (“History and Development of the Corporation”) above, we decided to sell our E-ID Division in 2006 to focus on opportunities for our RFID and Credentialing businesses.

On July 3, 2007, we entered, through our wholly-owned subsidiary, Vuance, Inc., into an agreement to acquire all of the issued and outstanding capital stock of Security Holdings Corp. (“SHC”), a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems.  Following the acquisition of SHC, in March 2009, we completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, Inc. to further position ourselves in the offering of competitive RFID security solutions to existing and prospective customers.

Prior to January 2010, we offered three principal product suites to our customers: an Active RFID solution under the AAID brand (currently the PureRFid Suite), Electronic Access Control Suite and Credentialing & Incident Management Suite. On January 28, 2010, our wholly-owned subsidiary, Vuance, Inc., completed the sale of certain of its assets and certain of its liabilities related to our electronic access control market, and on January 29, 2010, we and Vuance, Inc. completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division including our Critical Situation Management System and Credentialing suites (see a description of this transaction under the caption “History of the Company” in Item 4.A).  Following the divestitures indicated above, in March 2010, we issued a press release announcing a significant restructuring of our business operations, pursuant to which we are focusing our sales and marketing efforts on our core competencies, active RFID technology, our PureRFid Suite and existing e-ID projects.

Our Products

We currently offer the following principal product suite to our customers:

Active RFID

Active RFID is long, active radio frequency identification equipment that utilizes active radio frequency communications to track assets, people and objects for potential governmental agency and commercial customers. Our solutions are programmable, small, sensitive and relatively cost effective, providing significant competitive advantages.

Prior to January 2010, we offered an active RFID solution under the AAID brand, which we acquired in the acquisition of SHC.  The AAID brand was established and well known in the market for tracking vehicles.  Since January 2010, we have been engaged in leveraging the marketing position of the AAID brand to introduce our latest product suite, PureRFid.  The PureRFid Suite is superior to the AAID Suite, providing a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles.

Prior to January 2010, we offered the following two principal products suites to our customers, in addition to our active RFID solutions:

Passive RFID

Electronic Access Control (“EAC”) Suite

Our EAC Suite was sold in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our electronic access control market. (See Item 4.A “History and Development of the Corporation”).  Prior to January 2010, our EAC Suite offered solutions to provide credentials (secure badges), readers, door hardware, sensing devices, alarms, controllers and host hardware and software to help maintain security at enterprises, schools, office buildings, warehouses and government facilities.  Prior to January 2010, we provided such solutions through several branded offerings:

ћ	COMPASS COMPASS is used by schools and universities (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

ћ
MASC
Managed Automated Security Controls is an integrated solution designed for larger commercial enterprises. MASC helps organizations (such as airports, banks, hospitals, and correctional facilities) to control access, communications, and other security solutions from an integrated platform.

ћ	Insignia and Clarity Insignia and Clarity together constitute a software hardware solution sold by distributors to smaller businesses.

ћ
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

Credentialing & Incident Management Suite

Our Credentialing & Incident Management Suite was sold in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division. (See Item 4.A “History and Development of the Corporation”).  Prior to January 2010, we provided our Credentialing & Incident Management Suite through the following branded offerings:

ћ
Credentialing ("RAPTOR")
Cutting-edge storage and secure retrieval system for credentialing, authenticating, verifying, validating, and managing personnel, advanced tracking and logistics, designed especially for state and local governments, critical infrastructure, and first responders.

ћ
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

Our Strategy

In 2006, we decided to sell our E-ID division in order to focus on opportunities mainly in the U.S. for our active RFID enabled solutions and CSMS businesses.  The sale was completed on December 31, 2006 (See a description of this transaction in Item 4.A above).  In August 2007, we completed the acquisition of SHC, a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems.  In January 2010, we completed the sale of our Electronic Access Control Suite and our Credentialing & Incident Management Suite to focus our sales and marketing efforts on our core competencies, active RFID technology and our PureRFid Suite.

Our two-pronged sales strategy is to:

ћ	Develop strong strategic relationships with our business partners, including our systems integrators and distributors who introduce our solutions into their respective markets.

ћ
Employ dedicated sales teams to work closely with such business partners. Since January 2010, our sales teams focus on active RFID sales through leading system integrators. Our sales teams customize and adapt solutions that can then be installed and supported by these business partners. Prior to January 2010, our sales teams were also responsible for: (i) EAC systems sold through regional system integrators (e.g., COMPASS, MASC and other defined products) and the provision of needed product support; and (ii) CSMS and RAPTOR sales to government agencies and commercial enterprises, and responding to bids through system integrators involving requests for proposal (RFPs) from clients requiring commercial off-the-shelf solutions.

We have a multi-pronged approach to growth:

ћ	Grow organically:

1.	Increase existing products’ value (e.g., offer products which are smaller, better and cost effective);
2.	Identify new applications for existing products and solutions;
3.	Develop new products/solutions that meet clients’ needs; and
4.
Build a superior sales force. We are dedicating sales teams, coordinated through our U.S. corporate office to sell more products/solutions through our growing number of business partners. Cross-selling products and solutions will increase sales to existing customers and create new opportunities.

ћ	Make synergistic acquisitions. Continue to “leapfrog” growth through strategic acquisitions of companies with complementary products and/or relations with business partners.

Due to our strategies, we are emerging as a leading RFID enabled security solution provider in fast growing markets, such as public safety, educational & health care facilities. This is accomplished because of our unique combination of in-house security products, superior technology and team expertise coupled with non-organic synergies.

Enhancing Our Presence

In February 2006, we established an advisory board (the “Advisory Board”) to assist us in broadening our presence in the government, military, and law enforcement sectors and to identify the core technology needs of the homeland security and related markets, as well as new applications for our technologies.  The Advisory Board has assisted us in such matters from its creation until March 2010, at which time we resolved to disband the Advisory Board.

We currently concentrate our marketing efforts for our RFID technology on U.S. distributors, state and local government agencies.

In order to expand our U.S. presence, we may pursue acquisitions of one or more companies that have an existing customer base and revenues in the U.S. or that can otherwise offer us business synergies.

Identifying New Applications for Our Technologies

Our management and its external advisors are working to identify new applications for our technologies in the homeland security, defense, healthcare, educational and other markets. At a time when both government and the private sector are faced with unprecedented challenges to protect public safety and personal privacy, we expect to extend our forward-looking technologies to the U.S. market.

Leveraging Knowledge and Experience

We believe that our exposure to the governmental market and experience in customizing solutions in our former E-ID Division will contribute to our ability to develop and market products in our RFID. We intend to leverage such knowledge and experience in order to respond to the needs of existing and potential customers in the homeland security, healthcare, educational and other markets.

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

Current Businesses

Active RFID Business

In February 2006, we introduced our active RFID technology, which utilizes active radio frequency communications to track people and objects. We developed this new technology to meet the growing market demand for asset and person tracking solutions. The new technology expands our wide range of products aimed at the private, the homeland security and the governmental market through a wireless asset tracking system.

In order to focus on the growing market for this technology we acquired SHC, which owned the AAID long range Active RFID security solution.

The readers and tags have been sold by AAID since 1999. Currently, the majority of the sales are vehicle-related including gated communities, employee parking lots, and fleet management.  We believe in the future of this technology in personnel and asset tracking and we are leveraging AAID's marketing position by introducing our Pure-RF technologies successfully during the last quarter of 2009. Our Pure-RF movement detection solution can monitor and track a number of items simultaneously, providing an active set of different signals and alerts. The software and hardware solution employs small, low-powered RFID tags attached to an object or a person. License-free radio bands are used to track the RFID tag from a base transmitter that is programmable for periodic or event-driven transmissions.

Prior to January 2010, we offered an active RFID solution under the AAID brand, which we acquired in the acquisition of SHC.  The AAID brand was established and well known in the market for tracking vehicles.  Since January 2010, we have been engaged in leveraging the marketing position of the AAID brand to introduce our latest product suite, PureRFid.  The PureRFid Suite is superior to the AAID Suite, providing a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles.

Product

We expect our PureRFid Suite, a complete location position (LP) system solution based on active RFID tag technology, to offer commercial customers and governmental agencies enhanced asset management capabilities. The system can be deployed in physical security applications. The basic components of our PureRFid Suite include:

ћ	an active tag, which contains a microchip equipped transmitter, an antenna, a capacitor and battery attached to the item to be identified, located or tracked;
ћ	a web-based management system, which captures and processes the signal from the active tag, and may be configured to provide an alert upon the occurrence of a trigger event;
ћ	one or more wireless receivers; and
ћ	the tag's initializer, which is used to configure the PureRFid tags.

The PureRFid Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. The ability to reliably identify and track the movement of people and objects in real time will enable PureRFid Suite customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises, and protect personnel in hazardous working environments and disaster management situations.

Customers

Our customers are also our business partners, i.e., system integrators and distributors who introduce our solutions into their prospective markets. These include: Carolina Time Equipment Co., Inc., InteliSea, Precision Time Systems, PSA Security Network, RSH Protection, SFI Electronics, Inc., Smith & Wesson Security and Zimy Electronics Inc.

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

Our PureRFid Suite can track items simultaneously, providing an alert when a tagged item is removed from a pre-determined area, passes through a marked checkpoint or otherwise moves. We believe that potential customers for our PureRFid Suite include the following:

Civil and Military Governments. Our PureRFid Suite can provide secure access control into restricted areas and map and track visitors throughout a facility. Many high security facilities, including governmental and industrial facilities, need access monitoring. For example, nuclear power plants, national research laboratories and correctional facilities need to accurately and securely monitor inbound and outbound activity. Line of sight identifiers, such as identification cards, suffer from problems that our RFID technology readily overcomes, including reliance on human visual identification, forgery and tampering. Our PureRFid Suite also enables identification and location of individuals in restricted areas in real time.

Airport and Port Security Infrastructure Providers. Our PureRFid Suite can offer solutions for the transportation sector by enabling common carriers to monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing risk of lost baggage, increasing customer service and improving security.

Businesses and Industrial Companies. Our PureRFid Suite can be used by businesses, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, order picking, inventory verification and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our PureRFid Suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

Hospitals and Care Homes. The healthcare sector has successfully utilized RFID technologies for the purposes of infant protection in maternity wards and wander prevention in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRFid Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, RFID technology will be utilized in real time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

Livestock Owners. Our PureRFid Suite can be used as a livestock identification, tracking and safeguarding system.

Credentialing  - CSMS and RAPTOR Suite Business

Prior to January 2010, we offered the Credentialing & Incident Management Suite.  Our Credentialing & Incident Management Suite was sold in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division. (See Item 4.A “History and Development of the Corporation”).

Our CSMS and RAPTOR suite represented a completely integrated solution for multiple applications. The applications included enabling state and local public safety agencies, such as police, fire and emergency medical services departments, and other governmental agencies to comply with U.S. Department of Homeland Security requirements regarding national incident management systems, security, protection of infrastructure and incident command systems.

Product

               These suites offered a range of access control, RFID, and credentialing product lines which were integrated into an end-to-end comprehensive solution.

Credentialing: CSMS and RAPTOR. These products are designed to meet the need for comprehensive and mutually compatible credentials that governments and first responders have noted as important in both the fight against terrorism and the need to respond to any catastrophe.  This market suffered from low expenditure levels due to a lack of clearly defined product requirements.  Now that these requirements are not only defined, but also codified into law, the purchasing decisions are returning to standard procedures.  CSMS was designed primarily for temporary credentials created at the scene of an incident. RAPTOR was targeted more specifically to use credentials that meet the full range of government specifications with user verification as well as identification.

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

In January 2010, we sold our Credentialing & Incident Management Suite in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division. (See Item 4.A “History and Development of the Corporation”).

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

ћ
a National Incident Management System that will provide a consistent framework for incident management at all jurisdictional levels regardless of the cause, size or complexity of the incident and provide first responders with a common foundation for incident management of terrorist attacks, natural disasters and other emergencies; and

ћ
a National Response Plan that will provide the structure and mechanisms to coordinate and integrate incident management activities and emergency support functions across federal, state, local and tribal government entities, the private sector and non-governmental agencies.

The activities and projects necessary to achieve these goals are accomplished by furnishing federal funding to state and local government agencies. Prior to January 2010, we used our position to take advantage of the market opportunity presented by DHS funded security projects of state and local government agencies throughout the U.S.  Following the sale of our Credentialing & Incident Management Suite through the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division, we are no longer positioned to take advantage of such market opportunities.

Passive RFID

Electronic Access Control (“EAC”) Suite

Product

Prior to January 2010, we offered the Electronic Access Control (“EAC”) Suite.  Our EAC Suite was sold in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our electronic access control market. (See Item 4.A “History and Development of the Corporation”).  Prior to January 2010, our EAC Suite offered solutions to provide credentials (secure badges), readers, door hardware, sensing devices, alarms, controllers and host hardware and software to help maintain security at enterprises, schools, office buildings, warehouses and government facilities.  Prior to January 2010, we provided such solutions through several branded offerings:

ћ	COMPASS COMPASS is used by schools and universities (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

ћ
MASC
Managed Automated Security Controls is an integrated solution designed for larger commercial enterprises. MASC helps organizations to control access, communications, and other security solutions from an integrated platform (such as banks, hospitals, and correctional facilities).

ћ	Insignia and Clarity Insignia and Clarity together constitute a software hardware solution sold by distributors to smaller businesses.

Customers

Customers of our EAC Suite were distributors, regional system integrators (e.g. COMPASS; MASC) and dealers (e.g., Insignia Security Systems, Clarity Security and other providers of security solutions). Occasionally, if conditions permitted, we offered the EAC Suite directly to large organizations such as local municipalities and large organizations, which required the direct intervention of our subject matter experts.

Market Opportunity

Our EAC Suite targeted a wide range of customers from challenging environments, spanning the commercial sectors, small businesses and the private sector. This was achieved by presenting three product lines:

ћ	MASC EAC for correctional facilities, airports, cities, and challenging environments.

ћ	COMPASS EAC for education and commercial sector.

ћ	Clarity/Insignia EAC for small businesses and the commercial and private sectors.

ћ	Intelli-Site software Intelli-Site software package for managed integrated security solutions

Sectors targeted included:

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

The project, which commenced during the third quarter of 2006, involves the implementation of an end-to-end national ID issuing and control system based on our Magna system and includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards. In 2007, 2008 and 2009, we recognized revenue of $6,179,000, $5,468,000 and $6,199,000, respectively, under this Agreement.

Perimeter Security and Border Control at European International Airport

In 2007, we entered into a definitive agreement (the “Agreement”) with a European international Airport to provide an integrated perimeter security system and a border control system for a total of $13.8 million. The establishment of the security and control system began during the third quarter of 2007. Under the current contract, once the system has been fully implemented and a transmission and acceptance report is signed by the customer, we will enter the ten-year maintenance period that could generate an additional $620,000 in annual revenues. In 2007, 2008 and 2009, we recognized revenue of $2,182,000, $9,722,000 and $1,961,000, respectively, under this Agreement.

Other Projects

During the years 2007, 2008 and 2009 we had the following projects:

ћ	Passports and ID Card - Africa
ћ	Passports - Hong Kong
ћ	Hong Kong – China Re-Entry Cards
ћ	Biometric Visa system to a European Government
ћ	National ID card deal with an African Governmental Agency
ћ	Automated Smart Card Production System to a European Government
ћ	Biometric passport issuing and control system for a western European country
ћ	E-Passport with a European Country

During the years ended 2007 and 2008 and 2009 we generated revenues from the above mentioned projects in the total amounts of $2,659,000 and $478,000 and $32, respectively.

Research and Development

Our past research and development efforts helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $1.4 million, $1.7 million and $0.9 million on research and development in 2007, 2008 and 2009, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of Active RFID and Credentialing. We will continue to research and develop new technologies for RFID. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We have approximately 3 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of PureRFid, Inc., which markets our products in the U.S. We are also represented by several independent distributors and resellers with which we often have distribution agreements.

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

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2007(**)		2008(**)	2009
	Total		Total	Total
	revenues		revenues	revenues

Europe	$9,003	(*)	$15,193	$8,180
Asia Pacific	1,330		310	76
Africa	823		350	-
United States	709		1,965	976
Israel	371		294	72

	$12,236	(*)	$18,112	$9,304

(*) Certain comparative figures have been reclassified to conform to the current period presentation.
(**) Due to the sale of certain business activities in January 2010, as described in Item 4 above, those business activities are presented as discontinued operations in accordance with U.S. GAAP.

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2007(**)		2008(**)	2009

Raw materials and equipment	$8,237		$15,048	$6,884
Maintenance, royalties and project management	3,999	(*)	3,064	2,420

	$12,236	(*)	$18,112	$9,304

(*) Certain comparative figures have been reclassified to conform to the current period presentation.
(**) Due to the sale of certain business activities in January 2010, as described in Item 4 above, those business activities are presented as discontinued operations in accordance with U.S. GAAP.

Customer Service

We believe that customer support plays a significant role in our sales and marketing efforts and in our ability to maintain customer satisfaction, which is critical to our efforts to build our reputation and grow in our existing markets, as well as to our efforts to penetrate and grow in new markets. In addition, we believe that our interaction with our customers and the customers’ feedback involved in our ongoing support functions provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under separate, tailor made agreements. We provide our service through customer training, local third-party service organizations, our subsidiaries, or our personnel, including appropriate personnel sent from any of our offices in U.S., or Israel. We generally provide our customers with a warranty for our products, varying in length from 12 to 36 months. Costs incurred annually by us for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

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

Our manufacturing consists of systems for the electronic security industries and includes a range of RFID  solutions. We outsource the manufacturing for our PCB panels to a number of different suppliers. We usually commit to a long-term relationship with such suppliers in exchange for receiving competitive pricing. All panels and enclosures are built to our engineering specifications. All panels are received in our manufacturing facilities in Israel and then tested, assembled, and retested. Other products are off-the-shelf products, which we purchase from a number of different suppliers.

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

We believe that Zebra, RF Code, Axcess, Ekahau, and Aeroscout are potential competitors, in niche areas, to us with respect to our active RFID tracking products.

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

Due to the developing nature of the markets for our active RFID tracking products and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Patents

Our patent portfolio consisted of two issued U.S. patents, four U.S. patent applications and one PCT. Generally, these patents, applications and PCTs related to our government solutions and access control technologies and were transferred in the sale of certain of the assets and certain of the liabilities of Vuance, Inc. in the first quarter of 2010 (see a description of this transaction under the caption “History of the Company” in Item 4.A).

We may file additional patent applications when and if appropriate.  However, there is no guarantee that patentable inventions will arise from our research and development efforts and, if we do apply for patent protection for such inventions, there is no guarantee that it will be granted.

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

Employees

As of December 31, 2009 we had 37 full-time employees, compared to 52 full-time employees as of December 31, 2008.  (See the discussion under the caption “Employees” in Item 6.D.)

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

The diagram below shows Vuance Ltd.'s holdings in its subsidiaries and affiliates as of June 30, 2010:

Vuance
Ltd.
SuperCom
Asia Pacific Ltd.
SuperCom
Slovakia A.S.
100%
66%
Vuance
Inc.
100%
Vuance
RFID
Inc.
100%
S.B.C. Aviation
Ltd.
100%
Vuance RFID
Ltd.
100%
PureRFid
Inc.
100%

Vuance, Inc. (formerly, SuperCom Inc.)
Vuance, Inc., incorporated in Delaware, is our wholly-owned subsidiary, and was responsible for our sales and marketing efforts in the U.S until January 2010.

SuperCom Asia Pacific Limited (“SuperCom Asia Pacific”)
SuperCom Asia Pacific, incorporated in Hong Kong, has been our wholly-owned subsidiary since November 2003, and has been responsible for our sales and marketing efforts in Asia Pacific. In the third quarter of 2009, we began to wind down operations of SuperCom Asia Pacific.

Vuance - RFID Inc.
Vuance - RFID Inc. (formerly, Pure RF Inc.) incorporated in Delaware in November 2005. Upon its incorporation we owned 80% of its shares. During January 2006, Vuance - RFID Inc. established a wholly owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.), which focuses on new technologies and solutions for the tracking of people and assets. During February 2007, we purchased the remaining 20% of Vuance - RFID Inc. for $100,000, whereupon Vuance - RFID Inc. became our wholly-owned subsidiary. In August 2007, all the employees of Vuance RFID Ltd. were transferred to us, and on December 31, 2007 we purchased all of the assets and liabilities of Vuance RFID Ltd. Commencing year 2008, Vuance RFID Inc. engaged in an activity to distribute complementary locks and electronic locks. This activity was terminated in the fourth quarter of 2008 and it is presented in the financial reports as discontinued operations.

S.B.C Aviation Ltd.
S.B.C Aviation Ltd., incorporated in Israel in the fourth quarter of 2006, is our wholly-owned subsidiary, which commenced operations in 2007, and focuses on executing information technology and security projects.

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

PureRFid, Inc.
PureRFid, Inc., incorporated in Delaware, is our wholly-owned subsidiary, and as of January 2010 is responsible for our sales and marketing efforts in the U.S.

D.	Property, Plants and Equipment

We do not own any real estate.

We lease approximately 2,224 square meters of facilities in Qadima, Israel under a five-year lease contract, currently expiring on October 31, 2010. We have an option to renew the lease for an additional period of five years. According to the agreement, the monthly fee is approximately $16,000. As a result of the OTI Transaction, we leased to OTI certain portions of our leased facilities for a monthly fee of $11,000, for a period of one year, commencing on December 31, 2006. During the first quarter of 2008, OTI moved out and we currently sublease this space to a few different companies.

Vuance, Inc. leases a facility in Peachtree City, GA of approximately 465 square meters for a monthly fee of $2,400. The lease commenced on March 1, 2008 and expires on February 28, 2013.

Vuance, Inc. also leases a facility in Rockville, Maryland of approximately 219 square meters for a monthly fee of $4,800, which is subleased for a monthly fee of $4,100. The lease commenced on December 1, 2007 and expires on February 28, 2011.

In 2009, Vuance, Inc. signed a lease agreement in Wisconsin of approximately 836 square meters for a monthly fee of $4,500, with eight months of rent at no cost. The lease commenced on January 1, 2010 and expires on December 31, 2014.

SuperCom Asia Pacific leased approximately 130 square meters of office space in Hong Kong for a monthly fee of $4,300. This lease expired on June 30, 2010. In July 2010, SuperCom Asia Pacific signed a lease agreement in Hong Kong for approximately 55 square meters of office space. This lease will expire on December 31, 2010.

All such leased properties in the U.S. and Hong Kong consist of office space for management, administrative, operation, sales and marketing activities.

The total annual rental fees for 2007, 2008 and 2009 were $376,295, $440,130 and $331,000, respectively. The total annual lease commitments for 2010 are $332,000.

All assets are held in the name of Vuance Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2008 and 2009:

	December 31,
	2008	2009
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$354	$320
Office furniture and equipment	193	198
Leasehold improvements	39	46

	586	564
Accumulated depreciation:
Computers and peripheral equipment	243	270
Office furniture and equipment	103	110
Leasehold improvements	22	27

	368	407

Depreciated cost:	$218	$157

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were $38,000, $73,000 and $77,000 respectively.

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

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)). As a result, our securities were delisted from The Nasdaq Stock Market and trading in our shares was suspended effective at the open of business on October 1, 2009.

We had been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that our securities were immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. Our ordinary shares are currently quoted under the ticker symbol “VUNCF”.

We develop and market innovative active RFID enabled solutions for public safety agencies, commercial customers and governmental organizations.

We currently offer the following principal product suite to our customers:

Active RFID

Active RFID is long, active radio frequency identification equipment that utilizes active radio frequency communications to track assets, people and objects for potential governmental agency and commercial customers. Our solutions are programmable, small, sensitive and relatively cost-effective, providing significant competitive advantages. Prior to January 2010, we offered an active RFID solution under the AAID brand, which we acquired in the acquisition of SHC.  The AAID brand was established and well known in the market for tracking vehicles.  Since January 2010, we have been engaged in leveraging the marketing position of the AAID brand to introduce our latest product suite, PureRFid.  The PureRFid Suite is superior to the AAID Suite, providing a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles.

Prior to January 2010, we offered the following two principal product suites to our customers, in addition to our active RFID solutions:

Passive RFID

Electronic Access Control (“EAC”) Suite

Our EAC Suite was sold in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our electronic access control market. (See Item 4.A “History and Development of the Corporation”).  Prior to January 2010, our EAC Suite offered solutions to provide credentials (secure badges), readers, door hardware, sensing devices, alarms, controllers and host hardware and software to help maintain security at enterprises, schools, office buildings, warehouses and government facilities.  Prior to January 2010, we provided such solutions through several branded offerings:

ћ
MASC
Managed Automated Security Controls is an integrated solution designed for larger commercial enterprises. MASC helps organizations to control access, communications, and other security solutions from an integrated platform (such as airports, banks, hospitals, and correctional facilities).

ћ	COMPASS COMPASS is used by schools and universities (Columbine, Virginia Tech and Rutgers, among others) and by governmental agencies and commercial enterprises (such as Prince Williams County).

ћ	Insignia and Clarity Insignia and Clarity together constitute a software hardware solution sold by distributors to smaller businesses.

ћ	Intelli-Site software Intelli-Site software package for managed integrated security solutions.

Credentialing & Incident Management Suite:

Our Credentialing & Incident Management Suite was sold in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division. (See Item 4.A “History and Development of the Corporation”).  Prior to January 2010, we provided our Credentialing & Incident Management Suite through the following branded offerings:

ћ
Credentialing ("RAPTOR")
Cutting-edge storage and secure retrieval system for credentialing, authenticating, verifying, validating, and managing personnel, advanced tracking and logistics, designed especially for state and local governments, critical infrastructure, and first responders.

ћ
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

As of January 2010, we market and sell our products in the U.S. through our wholly-owned subsidiary, PureRFid, Inc.

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

On January 28, 2010 (the “Closing Date”), Vuance, Inc., our wholly-owned subsidiary, completed the sale of certain of its assets (including certain accounts receivable and inventory) and certain of its liabilities (including certain accounts payable) (the “Sale”) related to our electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets dated as of January 9, 2010 between Vuance, Inc. and OLTIS Security Systems International, LLC (“OSSI”). On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance, Inc. $161,518.00 in cash.  In addition, OSSI paid off (the “Bridge Bank Payment”) a certain Business Financing Agreement (the “Loan”) between Vuance, Inc. and Bridge Bank, National Association.  Further to the Bridge Bank Payment, the Loan was released, and we and Vuance, Inc. no longer have any liabilities associated with the Loan.

On January 29, 2010 (the “Closing Date”), we and our subsidiary, Vuance, Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. (the “Sale”) related to our Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement dated as of January 29, 2010 between us, Vuance, Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation. On the Closing Date, as consideration for the Sale, WidePoint paid Vuance, Inc. $250,000.00.  In addition, WidePoint agreed to pay Vuance, Inc. a maximum earnout of $1,500,000.00 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years.

On January 21, 2010, we incorporated a new wholly-owned subsidiary in the state of Delaware, PureRFid, Inc., to focus on marketing and sales for our active RFID solutions.

Revenues

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts including training and installation. The sale of products involves the sale of active RFID products and raw materials. Following delivery of such systems, often the significant portion of revenues generated from the agreement results from ongoing maintenance fees and support.

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

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to revenue recognition, allowance for bad debts, contingencies, stock-based compensation, valuation of inventories and impairment of long-lived assets (including goodwill and intangible assets).

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

ћ	Revenue recognition;
ћ	Allowance for doubtful accounts;
ћ	Contingencies;
ћ	Stock Based Compensation;
ћ	Goodwill and other intangible assets; and
ћ	Going concern.

Revenue Recognition

We generate our revenues from the sale of products, maintenance, royalties and long term contracts including training and installation. The sale of products currently involves the sale of active RFID products and raw materials and prior to January 2010, involved the sale of passive RFID products and CSMS. We sell our products in the U.S. through distributors and our local subsidiary, PureRFid, Inc., and directly throughout the rest of the world.

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

We recognize certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts".

Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  We measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable in each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2009, no such estimated losses were identified.

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

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by us in advance and is according to specific terms and conditions. As of December 31, 2009 we had an allowance for customer's returns in an insignificant amount.

We apply the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements". ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and there is objective evidence of the fair value of the related unit.

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

We derive our revenues mainly from sale of hardware products and long term contracts that include embedded software that management considers to be incidental. Such revenues are recognized as mentioned above. However, in limited circumstances, we provide software upgrades with respect to the embedded software of hardware products sold to our customers in the past. Such revenues are recognized when all criteria outlined in ASC Topic 985-605, "Software - Revenue Recognition" are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to specific debts that we have determined to be of doubtful collection.

We perform ongoing credit evaluations of our customers' financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $3,478,000 and $3,470,000 at December 31, 2008 and 2009, respectively.

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

Stock-Based Compensation

Share-based compensation, including grants of stock options, are recognized in the consolidated statement of operations as an operating expense, based on the fair value of the award on the date of grant.  The fair value of stock-based compensation is estimated using an option-pricing model.

The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations.

We estimate the fair value of employee stock options using a Black-Scholes valuation model. We amortize compensation costs using the graded vesting attribution method over the vesting period, net of estimated forfeitures.

Goodwill and other intangible assets

                 Under ASC Topic 350, "Intangibles - Goodwill and Other", goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized. ASC Topic 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill is tested for impairment by comparing the fair value of each reporting unit to its carrying value ("step 1"). If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

As part of the annual review for impairment in accordance with ASC Topic 350, in November 2008, we examined the fair value of the intangible assets and the goodwill and in doing so, considered in part, a third party expert services. The valuation referred to Vuance, Inc. as a single reporting unit and was conducted on a going concern basis. Since Vuance, Inc. is closely-held, and thus without a public market for its ownership interests, the appraisal was conducted according to common appraisal practices, and based on the Free Discounted Cash-Flows ("DCF") method.  In addition, we received market indication with respect to the fair value of Vuance, Inc. in the first quarter of 2009. Based on the above we were required to recognize during 2008 an impairment loss in the amount of approximately $3,235,000.

In January 2010, we completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance, Inc. acquired in the acquisition of SHC (see a description of this transaction under the caption “History of the Company” in Item 4.A).  In connection with the sale, we recognized an impairment of goodwill and intangible assets in the amount of $1,119,000 as of December 31, 2009.

Going concern

We incurred substantial losses and negative cash flows from operations since our inception. We had an operating cash flow deficit in each of 2007, 2008, and 2009. As of December 31, 2009, we had an accumulated deficit of approximately $47,379,000. We incurred net losses of approximately $11,311,000, $12,358,000 and $5,085,000 in the years ended December 31, 2007, 2008 and 2009, respectively. We expect to have net operating losses and negative cash flows for the foreseeable future, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion. As a result, we will need to generate significant revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through fund raising or the sale of certain assets. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

The following table sets forth selected consolidated income statement data for the Company for each of the three years ended December 31, 2007, 2008 and 2009 expressed as a percentage of total revenues.

	2007(***)		2008(***)	2009

Revenues	100	%(**)	100%	100%
Cost of revenues	40.8		38.3	36.2
Gross profit	59.2		61.7	63.8
Operating expenses
Research and development	11.5		9.6	9.7
Selling and marketing, net	58.4		54.7	55.1
General and administrative	22.3		14.4	17.7
Impairment loss	--		--	--
Other expenses	1.1		-- (*)	1.3
Total operating expenses	93.3		78.7	83.8
Capital gain from the sale of the E-ID Division	--		--	--
Operating loss	(34.1)		(17.1)	(20)
Financial income (expenses), net	(38.0)		(17.0)	(6.7)
Other income (expenses), net	--		--	--
Loss before income taxes	(72.1)		(34.1)	(26.7)
Taxes on income	(3.2	)(**)	(0.8)	(0.8)
Loss from discontinued operations	(17.2)		(33.3)	(27.1)
Net loss	(92.4)		(68.2)	(54.6)

(*) Less than 0.1%.
(**) Certain comparative figures have been reclassified to conform to the current period presentation.
(***) Due to the sale of certain business activities in January 2010, as described in Item 4 above, those business activities are presented as discontinued operations in accordance with U.S. GAAP.

Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our revenues from continuing operations in 2009 were $9,304,000, compared to $18,112,000 in 2008, a decrease of 49%. The decrease in our revenues from continuing operations is primarily due to a decrease in revenues from our European Airport Project as a result of the completion of our contractual obligations during 2009. Under this project we recognized revenues in 2009 in the amount of $1,961,000 compared to $9,722,000 in 2008.

Gross Profit

Our gross profits from continuing operations in 2009 were $5,939,000 compared to $11,167,000 in 2008, a decrease of 47%. The gross profit margin for the year 2009 increased by 2.1% to 63.8%. The decrease in gross profits from continuing operations was due to a decrease in revenues from our European Airport Project as described above.

Expenses

Our operating expenses from continuing operations in 2009 were $7,807,000, compared to $14,262,000 in 2008, a decrease of 45%. The decrease in operating expenses from continuing operations was primarily due to the reduction in sales and marketing expenses related to promotion and commissions expenses resulting from the decrease in revenues from the European Airport Project, as described above, and the reduction of our operational expenses from continuing operations including labor, rent, and other administration expenses.

Research and development from continuing operations expenses consist primarily of salaries, benefits, subcontractors, allocated overhead expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses from continuing operations in 2009 were $898,000, compared to $1,738,000 in 2008, a decrease of 48%. The decrease in our research and development expenses from continuing operations was primarily due to an efficiency plan we implemented to achieve a reduction in subcontractors and labor expenses related to our efforts to develop our RFID technologies.

Sales and marketing expenses from continuing operations consist primarily of salaries and commissions earned by sales and marketing personnel, promotion expenses, trade show expenses, allocated overhead and supplies and travel and entertainment costs. Our sales and marketing expenses from continuing operations in 2009 were $5,131,000, compared to $9,905,000 in 2008, a decrease of 48%. The decrease in the sales and marketing expenses from continuing operations was primarily due to the decrease in sales promotion and commission expenses related to the decrease in revenues from the European Airport Project, as described above, and labor, rent, traveling and marketing expenses related to our activities in the U.S.

General and administrative expenses from continuing operations consist primarily of salaries, benefits, allocated overhead and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses from continuing operations in 2009 were $1,648,000, compared to $2,611,000 in 2008, a decrease of 37%. The decrease in general and administrative expenses from continuing operations was primarily due to reductions in labor, rent, and other administration expenses.

Additionally, other expenses from continuing operations consist of expenses that relate to litigations that settled during the reported periods as described in "Legal Proceedings" in Item 8 and accruals related to legal proceeding exposures. Our other expenses from continuing operations in 2009 were $130,000, compared to $8,000 in 2008. The increase in our other expenses from continuing operations in 2009 related to the litigation with Secu-Systems Ltd., as described in Item 8 "Legal Proceedings".

Financial Expenses, net

Financial expenses from continuing operations for the twelve months ended December 31, 2009 and 2008, were $620,000 and $3,087,000, respectively. The decrease in financial expenses from continuing operations is mainly due to the decrease in financial expenses with respect to Convertible Bonds from $2,214,000 in 2008 to $565,000 in 2009. The financial expenses in 2008 were higher due to a breach of certain convertible bond covenants that required us to amend the convertible bond agreement including penalties and the acceleration of deferred expenses and the remaining discount amounts (attributed to warrants and the beneficial conversion feature), and due to financial expenses related to marketable securities. During 2008, we realized losses from the sale of marketable securities in the amount of $862,000, compared to $0 during 2009.

Taxes on income

Taxes on income from continuing operations are mainly expenses related to withholding tax at source related to our project with a European country. Taxes on income from continuing operations for the twelve months ended December 31, 2009 and 2008 were $71,000 and $137,000, respectively. The decrease is mainly due to a change in the percentage of the withholding tax at source.

Loss from discontinued operations

Loss from discontinued operations for the twelve months ended December 31, 2009 and 2008 were $2,526,000 and $6,039,000, respectively. The loss from discontinued operations is attributed to the sale of our EAC and CSMS businesses, which were sold in January 2010. A loss from discontinued operations in 2008 in the amount of $272,000, related to Vuance - RFID Inc. activity to distribute complementary locks and electronic locks which commenced in 2008 and was terminated in the fourth quarter of 2008.

Net Loss

As a result of the factors described above, our net loss in 2009 was $5,085,000, compared to a net loss of $12,358,000 in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Our revenues from continuing operations in 2008 were $18,112,000, compared to $12,236,000 in 2007, an increase of 48%. The increase in our revenues from continuing operations is primarily due to our European Airport Project for which we recognized revenues in 2008 in the amount of $9,722,000 compared to $2,181,000 in 2007.

Gross Profit

Our gross profits from continuing operations in 2008 were $11,167,000 compared to $7,244,000 in 2007, an increase of 54%. The gross profit margin for the year 2008 increased by 2.5% to 61.7%. The increase in our 2008 gross profit margin from continuing operations was primarily due to the different mix of products, which carry higher margins.

Expenses

Our operating expenses from continuing operations in 2008 were $14,262,000, compared to $11,417,000 in 2007, an increase of 25%. The increase in operating expenses from continuing operations was mainly due to an increase in sales and marketing expenses related to promotion and commissions expenses due to the increase in revenues.

Research and development expenses from continuing operations consisted primarily of salaries, benefits, subcontractors, allocated overhead expense, supplies and equipment for software developers and architects, hardware engineers and program managers, as well as legal fees associated with our intellectual property. Our research and development expenses from continuing operations in 2008 were $1,738,000, compared to $1,411,000 in 2007, an increase of 23%. The increase in the research and development expenses from continuing operations was primarily due to research and development expenses associated with our new technology, active RFID.

Sales and marketing expenses from continuing operations consisted primarily of salaries and commission earned by sales and marketing personnel, promotion expenses, trade show expenses, allocated overhead and supplies and travel and entertainment costs. Our sales and marketing expenses from continuing operations in 2008 were $9,905,000, compared to $7,144,000 in 2007, an increase of 39%. The increase in the sales and marketing expenses from continuing operations was primarily due to the increase in sales promotion and commission expenses related to the European country projects.

General and administrative expenses from continuing operations consisted primarily of salaries, benefits, allocated overhead and supplies, and related costs for our executive, finance, legal, human resource, information technology and administrative personnel, and professional service fees, including legal counsel insurance and audit fees. Our general and administrative expenses from continuing operations in 2008 were $2,611,000, compared to $2,728,000 in 2007, a decrease of 4%.

Additionally, other expenses from continuing operations consisted of one-time expenses that relate to litigations that settled during the reported periods as described in "Legal Proceedings" in Item 8 and accruals related to legal proceeding exposures. Our other expenses from continuing operations in 2008 were $8,000, compared to $134,000 in 2007.

Financial Expenses, net

Financial expenses from continuing operations for the twelve months ended December 31, 2008 and 2007, were $3,087,000 and $4,646,000, respectively. The decrease in financial expenses from continuing operations is mainly due to lower financial expenses related to our marketable securities. During 2008, we realized losses from the sale of marketable securities in the amount of $862,000, compared to $1,116,000 during 2007 and decrease in value of marketable securities, net in the amount of $0 and $2,699,000 during the year ended December 31, 2008 and 2007 respectively. This decrease was offset by an increase in financial expenses with respect to Convertible Bonds in the amount of $2,214,000 and $745,000 in 2008 and 2007, respectively.

Taxes on income

Taxes on income from continuing operations are mainly expenses related to withholding tax at source related to our project with a European country. Taxes on income from continuing operations for the twelve months ended December 31, 2008 and 2007 were $137,000 and $390,000, respectively. The decrease is mainly due to a change in the percentage of the withholding tax at source.

Loss from discontinued operations

Loss from discontinued operations for the twelve months ended December 31, 2008 and 2007 were $6,039,000 and $2,102,000, respectively. The loss from discontinued operations is attributed to the selling of our EAC and CSMS businesses. A loss from discontinued operations in 2008, amounted to $272,000, relates to Vuance - RFID Inc. activity to distribute complementary locks and electronic locks which commenced in 2008 and was terminated in the fourth quarter of 2008.

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

In 2009, the rate of appreciation of the NIS against the U.S. dollar was 0.7% and the rate of inflation, in Israel, was 3.9%. It is unclear what the devaluation/evaluation and inflation rates will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or the evaluation of the NIS against the U.S. Dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2009, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary or advisable to offset these risks.

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

New Accounting Pronouncements

Accounting pronouncements adopted in 2009

ASC Topic 105, "Generally Accepted Accounting Principles"

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the "ASC" or "the Codification"), which replaces FASB Statement No. 162: “The Hierarchy of Generally Accepted Accounting Principles”. Following SFAS No. 168, The Codification became the single authoritative source for US GAAP. The FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts, rather the FASB will issue Accounting Standards Updates (ASU's). SFAS No. 168 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Concurrently with the issuance of SFAS 168, the FASB issued ASU 2009-01, an amendment based on SFAS No. 168 in order to codify SFAS No. 168 within ASC Topic 105, "Generally Accepted Accounting Principles".  ASU 2009-01 includes SFAS No. 168 in its entirety, including the instructions contained in Appendix B of the statement.  The guidance in ASC Topic 105 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Applying the guidance in ASC Topic 105 did not impact our financial condition and results of operations. We have revised references to pre-Codification GAAP in our financial statements for the year ended December 31, 2009.

ASC Topic 805, "Business Combinations"

In December 2007, the FASB issued ASC Topic 805, "Business Combinations", to change how an entity accounts for the acquisition of a business. ASC Topic 805 replaces the previous standard in its entirety for business combinations.

ASC Topic 805 carries forward the existing requirements to account for all business combinations using the acquisition method (formerly called the purchase method). In general, ASC Topic 805 requires acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree.

The new measurement requirements result in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to non-controlling interests. The acquirer recognizes in income any gain or loss on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree. Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business may be included as part of the business combination accounting. As a result, those costs are charged to expense when incurred, except for debt or equity issuance costs, which are accounted for in accordance with other generally accepted accounting principles.

ASC Topic 805 also changes the accounting for contingent consideration, in process research and development, and restructuring costs. In addition, after Statement ASC Topic 805 is adopted, changes in uncertain tax positions or valuation allowances for deferred tax assets acquired in a business combination are recognized as adjustments to income tax expense or contributed capital, as appropriate, even if the deferred tax asset or tax position was initially acquired prior to the effective date of ASC Topic 805.

We adopted ASC Topic 805 as of the required effective date of January 1, 2009 and apply its provisions prospectively to business combinations that occur after adoption. The adoption of ASC Topic 805 did not have a significant effect on our financial statements.

ASC Topic 810 - 10, "Consolidation"

In December 2007, the FASB issued ASC Topic 810-10, "Consolidation". The Statement changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary. Under ASC Topic 810-10, all entities are required to report noncontrolling (minority) interests in subsidiaries as a component of consolidated equity in the consolidated financial statements. In addition, the Statement requires transactions between an entity and noncontrolling interests that do not result in deconsolidation to be treated as equity transactions and provides new guidance on accounting for deconsolidation. ASC Topic 810-10 is effective for fiscal years beginning on or after December 15, 2008. The Statement applies prospectively from the effective date except for the presentation and disclosure requirements, which must be applied retrospectively.  We adopted ASC Topic 810-10 as of January 1, 2009; however, as of the date of this Annual Report we do not hold any noncontrolling (minority) interests in subsidiaries.  Accordingly, no adjustments have been made to our financial statements in connection with our adoption of ASC Topic 810-10.

ASC Topic 855, “Subsequent Events”

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, which was codified into ASC Topic 855, “Subsequent Events”. This standard establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC Topic 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption did not have a material impact on our financial position, results of operations or cash flows.

ASC Topic 820, “Fair Value Measurements and Disclosures”

In April 2009, the FASB issued additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements. The new guidance became effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the new guidance did not have a material impact on our consolidated financial statements

Accounting pronouncements not yet effective

ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for us), with early adoption permitted, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. We are currently evaluating the impact that the adoption would have on our consolidated financial statements.

ASC Topic 985 - 605, "Software - Revenue Recognition"

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-14, Certain Revenue Arrangements That Include Software Elements – a consensus of the FASB Emerging Issues Task Force, to amend the scope of arrangements under ASC 985, Software, 605, “Revenue Recognition” to exclude tangible products containing software components and non-software components that function together to deliver a product’s essential functionality. Such components shall be subject to ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”.

The amended guidance in ASC 605-25 and ASC 985-605 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application and retrospective application permitted. We expect to prospectively apply the amended guidance in ASC 985-605, concurrently with the amended guidance in ASC 605-25, beginning on January 1, 2011.

We are in the process of evaluating the impact the amendments to ASC 605-25 and ASC 985-605 will have on our consolidated financial statements.

ASC Topic 820, “Fair Value Measurements and Disclosures”

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” accounting standard. This update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

As applicable to us, the update will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the disclosures of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. The adoption of the new guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources

Net cash used in operating activities for the twelve months ended December 31, 2009 was $1,661,000 compared to $5,264,000 during the period ended December 31, 2008, a decrease of $3,603,000, or 68%. This decrease was primarily due to a decrease in inventory of $1,008,000 during 2009 compared to an increase of $1,001,000 in 2008 to a decrease in accrued expenses and other liabilities of $214,000 in 2009 compared to $1,663,000 in 2008, to an increase in trade receivables of $667,000 during 2009 compared to a decrease of $1,610,000 during 2008 and to a decrease in net loss from $5,085,000 in 2009 to $12,358,000 in 2008. On the other hand a decrease in impairment loss from $1,119,000 in 2009 to $3,235,000 in 2008, a decrease in amortization of discount on convertible bonds from $0 in 2009 to $810,000 in 2008 and a decrease in realized loss from sale of marketable securities from $0 in 2009 to $862,000 in 2008.

Net cash provided by investing activities during the period ended December 31, 2009 was $1,676,000, compared to $4,136,000 during the period ended December 31, 2008, a decrease of $2,460,000. This decrease was primarily due to the proceeds from the sale of marketable securities in the amount of $3,192,000 during 2008, compared to $0 during 2009.

Net cash used in financing activities during the year ended December 31, 2009 was $171,000, compared to $174,000 during the year ended December 31, 2008, a decrease of $3,000.

As of December 31, 2009, our cash and cash equivalents totaled $656,000, compared to $812,000 as of December 31, 2008. Restricted cash totaled $330,000 as of December 31, 2009, compared to $2,150,000 as of December 31, 2008. The main decrease in restricted cash deposit is related to a bank deposit to secure a guarantee to a supplier, related to a certain project of the Company with a European country which was paid to the supplier according to the agreement, and cash which is pledged to our major Convertible Bond holder in 2008.  Restricted cash is invested in deposits, which mature within up to one year, and is used to secure agreements with a customer or a bank.

               We have accumulated net losses of approximately $47,379,000 from our inception through December 31, 2009, and we have continued to accumulate net losses since December 31, 2009. Since May 1999, we have funded operations primarily through cash generated from our initial public offering on NASDAQ Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), and, to a lesser extent, from our sale of the shares of our former subsidiary, InkSure Technologies, Inc., from borrowings from financial institutions, from private placements of our ordinary shares and warrants to purchase our ordinary shares, in 2004 and 2005,  from issuance of convertible bonds and warrants in 2006, 2007 and 2008 from the sale of OTI shares that were received from the sale of the E-ID Division to OTI. As of December 31, 2009, our principal source of liquidity was $656,000 of cash and cash equivalents. As of December 31, 2009, we had $4,747,000 of debt outstanding relating to obligations under our Convertible Bonds, accrued expenses of $2,859,000 and an obligation for severance pay to Israeli employees of $304,000, of which $283,000 is already covered by monthly deposits to severance pay funds and insurance policies.

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

In November 2006, we raised $3,156,500 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500,000 were issued to a single investor, and Units valued at $656,500 were issued to Special Situation Funds (SSF), based on the participation rights provided in a private placement during 2005, which were existing shareholders of us. According to their original terms the Convertible Bonds mature three years from the date of issuance and bear interest at an annual rate of 8% (which was updated as described below). Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bonds); payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into our ordinary shares at an original conversion price of $5 per share (see amendment below). The investors were also granted Warrants entitling them to acquire a total of 134,154 ordinary shares at an original exercise price of $5 per share during the next five years (see amendment below). In respect of this transaction, we paid approximately $215,000 cash as issuance expenses and granted an option to acquire up to 25,000 shares of us to a third party, exercisable at an original $5 per share. The fair market value of this grant was $ 40,000.

If we fail to fulfill certain conditions, the investors may accelerate repayment of the principal amount of $3,123,500 of the Convertible Bonds, in which case all interest payable until Maturity Date will immediately become due and payable.

We have determined that the embedded conversion feature should not be separated from the host instrument because it is qualified for equity classification. Therefore the transaction was accounted for in accordance with ASC Topic 470 – 20, “Debt – Debt with Conversion and Other Options”. The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The original expiration date of the Warrants is November 2011(see amendment below).

As a result, we recorded in 2006 an amount of $282,000 with respect to the Warrants and an amount of $632,000 as beneficial conversion feature with respect to the Convertible Bonds, as a credit to shareholders’ equity (additional paid in capital). The discount of the bonds as a result of the value assigned to the warrants and the beneficial conversion feature was amortized during the contractual term of the bonds.

In November 2007, due to a breach of certain conditions of the convertible bonds, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, we signed an amendment to the agreement with the investors under which we were required to pay to one of the investors the abovementioned interest amount ($276,000) (with any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the bonds)) and with respect to the other investors we changed the conversion ratio of the bonds to $4.25. In a consideration the investors waived their right to accelerate the repayment of the bonds. We accounted for the amendment as a modification of the bonds.

In June 2008, following a breach in the amended terms of the convertible bonds, we reached an agreement with Brevan Howard Master Fund Limited (“BH”), the holder of a $2,500,000 convertible bond issued by us, under which, among other things, BH waived our compliance with certain covenants under its Convertible Bonds, in exchange for:

1.
Increasing the interest rate to 10% starting March 31, 2008. Any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bonds).

2.	Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively.
3.
Our undertaking to place a fixed charge on all income and/or rights in connection with a certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of us to use part of the income.

4.	Our granting of certain anti-dilution rights with respect to the warrants held by the investor.

In addition, under certain circumstances BH may demand an early payment in part or in full of the principal amount of the convertible bond (up to the $2,500,000 as mentioned above). We accounted for the amendment as an extinguishment of the Bonds.

Due to the breach of certain convertible bonds covenants, we had to recognize, in 2008, financial expenses in the amount of $553,000, to accelerate deferred expenses in the amount of $138,000 and to accelerate the remaining discount amounts (attributed to warrants and beneficial conversion feature) in the amount of $724,000. In addition, as of December 31, 2008, the Convertible Bond was classified as a current liability.

On August 12, 2009, we  entered into an agreement with BH to amend certain term of the convertible bond (the “Amendment Agreement”), pursuant to which, in exchange for security in certain of our assets of us, including all incomes and/or rights in connection therewith to which we and our Subsidiaries are and shall be entitled to as a result of the Slovakian Project Arbitral Award, and all amounts in connection with the project related to the arbitration, we and BH agreed to waive compliance and amend certain provisions of the convertible bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) release us from certain payments upon the completion of certain payments of principal and interest due under the convertible bond, and (iii) make monthly payments of $41,000 against the total amount due under the convertible bond over an eight (8) year period. The modification was determined to be a debt extinguishment.

On November 9, 2009, we  entered into an Amendment Agreement with Special Situation Funds (“SSF”), the holder of the convertible bond in the amount of $623,565, pursuant to which, in exchange for security in certain of our assets, we and SSF agreed to waive compliance and amend certain provisions of the convertible bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) release us from certain payments upon the completion of certain payments of principal and interest due under the convertible bond, and (iii) make monthly payments of $10,000 against the total amount due under the convertible bond over an eight (8) year period; and (iv) reduce the exercise price of the convertible bond and the warrants to $3 and $2.8, respectively. The modification was determined to be a debt extinguishment.

As of December 31, 2009, in light of the above amendments, total principal amount of $430,000 is presented in current liabilities and a total principle amount of $2,624,000 is presented in long-term liabilities. In addition, an amount of $1,693,000 which includes interest and penalties that it was agreed to be paid after the principal amount is paid, and therefore is presented among long-term loan and others.

As of December 31, 2009 and the filing date of this Form 20-F, we are in compliance with covenants under the amendment Convertible Bond agreements.

In January 2010 we have received the investors’ consent to sell our EAC and CSMS businesses (as described in ITEM 4). In addition, we created a specific (fixed) charge in favor of the investors on the intellectual property rights belonging to the remaining RFID business of us.

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

In connection with the completion of the sale, during January 2007, a financial institution extended a $2,500,000 loan to us. In order to secure this loan we deposited our OTI shares in favor of the financial institution.  This loan was repaid in full during 2007.

During 2007 and 2008, we sold 1,414,716 and 1,200,444 shares of OTI for a total consideration of $7,639,000 and $3,192,000, respectively.

On January 28, 2010 (the “Closing Date”), Vuance, Inc., our wholly-owned subsidiary, completed the sale of certain of its assets (including certain accounts receivable and inventory) and certain of its liabilities (including certain accounts payable) (the “Sale”) related to our electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets, dated as of January 9, 2010 between Vuance, Inc. and OLTIS Security Systems International, LLC (“OSSI”). On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance, Inc. $161,518.00 in cash.  In addition, OSSI paid off (the “Bridge Bank Payment”) a certain Business Financing Agreement (the “Loan”) between Vuance, Inc. and Bridge Bank, National Association (“Bridge Bank”).  Prior to the Bridge Bank Payment, Vuance, Inc. had an account receivable line of credit from Bridge Bank in an aggregate amount of up to $1,000,000, bearing interest at the WSJ Prime Rate (subject to a 6% floor) plus 2.5% annualized on the average daily gross financed amount outstanding.  Bridge Bank also held a perfected first position security interest in all of Vuance, Inc.’s current and future assets, including intellectual property and general intangibles.  Following the Bridge Bank Payment, the Loan was released, and we and Vuance, Inc. no longer have any liabilities associated with the Loan.

On January 29, 2010 (the “Closing Date”), we and our subsidiary, Vuance, Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. (the “Sale”) related to our Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement dated as of January 29, 2010 between us, Vuance, Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation. On the Closing Date, as consideration for the Sale, WidePoint paid Vuance, Inc. $250,000.00.  In addition, WidePoint agreed to pay Vuance, Inc. a maximum earnout of $1,500,000.00 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years.

On March 22, 2010, we entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing we issued 1,538,461 ordinary shares of the Company (the “Transaction Shares”) in consideration of a one-time cash payment in the amount of $200,000. Following the issuance of the Transaction Shares, we have 7,262,882 ordinary shares issued and outstanding.

Simultaneously with the issuance of the Transaction Shares, we entered into a Warrant Agreement with the Investor, pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 of our ordinary shares at an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. We intend to ask our shareholders to approve and ratify at our next annual general meeting that the purpose of the private placement of the Transaction Shares and Warrant was to provide the Investor with more than twenty five percent (25%) of our issued and outstanding shares in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements.

The Transaction Shares and the ordinary shares issuable upon the exercise of the Warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

During the period from January 1, 2009 to December 31, 2009, our capital expenditures totaled approximately $100,000 (compared to $73,000 during 2008 and $116,000 during 2007), of which approximately $7,000 (compared to $39,000 during 2008 and $62,000 during 2007) was expended at or upon our facilities in Israel, and approximately $93,000 (compared to $34,000 during 2008 and $54,000 during 2007) was expended upon the various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2010, our capital expenditures totaled approximately $1,000.

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

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As of December 31, 2009 the number of employees in our research and development activities was 14. We focus on the new technology of our active RFID, and expect to maintain our current research and development efforts. We spent $1.4 million, $1.7 million and $0.9 million on research and development in 2007, 2008 and 2009, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the area of RFID in 2009, and in 2008 and 2007, primarily in the areas of automatic contactless smart card production line, data capture, management software, population registry software packages, security printing, and document authentication. We will continue to research and develop our RFID technology and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See – “Results of operations” in Item 5.A for additional information.

Industry Trends

The increased demand for better security systems and services has positively affected trends within the industry. Access control and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles.  Our RFID-enabled security and asset management solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time enabling our customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises, and protect personnel in hazardous working environments and disaster management situations.

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

A significant portion of our 2009 revenues was derived from our governmental projects and the remainder was derived from commercial customers. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers. We expect this trend to change and we expect that future revenues will come from larger number of orders and customers.

For more information about our expectations regarding future cost of revenues, future operating expenses and liquidity and capital resources, please refer to the section captioned “Risk Factors” in Item 3.D., the sections captioned “Results of Operations” in Item 5.A and the section captioned “Liquidity and Capital Resources” in Item 5.B.

Our development and marketing efforts for the solution and product platforms are aimed at addressing several systems and service trends that we see developing in the industry.

In December 2006, we concluded the sale of our E-ID Division to OTI. The sale allowed management to focus primarily on the market opportunities we identified for our Credentialing and active RFID solutions. Following the events of September 11, 2001 and other major disasters it has become increasingly important for agencies to track personnel, assets, and other objects on a local positioning basis. Prior to January 2010, we offered our CSMS and RAPTOR solutions to fulfill critical homeland security requirements for public safety and emergency services agencies and local counter-terrorism task forces. In January 2010, we completed the sale of our Electronic Access Control Suite and our Credentialing & Incident Management Suite to focus our sales and marketing efforts on our core competencies, active RFID technology and our PureRFid Suite.

As of the date of this Annual Report, we expect that our 2010 revenues will be primarily derived from:

ћ	Smart ID technologies; and
ћ	Active RFID.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2009, which will require significant cash outlays in the future:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	--	--	--	--	--
Capital (finance) lease obligations	--	--	--	--	--
Operating lease obligations	$620,000	$332,000	$234,000	$54,000	--
Purchase obligations	--	--	--	--	--
Convertible bonds*	$4,747,000	$430,000	$1,835,000	$1,446,000	$1,036,000
Total contractual cash obligations	$5,367,000	$762,000	$2,069,000	$1,500,000	$1,036,000

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

(*) As of December 31, 2009 and the filing date of this Form 20-F, we are in compliance with the terms and conditions of our convertible bond agreements, as amended. See Item 5.B, “Liquidity and Capital Resources,” regarding recent amendments to our agreements with the holders of the Convertible Bonds.

ITEM 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management

Board of Directors

We are managed by our Board of Directors. Pursuant to our Articles of Association, the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. Directors are elected for a one year term ending at the following annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed re-elected at the same meeting. The General Meeting may resolve that a director be elected for a period longer than the time ending at the next annual meeting but not longer than that ending at the third next annual meeting. The Board of Directors elects one of its members to serve as the Chairman.

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Eli Rozen	55	Director, Chairman of the Board (1)
Avi Landman	55	Director – From 1988 to July 8, 2010
Ilan Horesh	57	External Director (2) – From September 17, 2006 to September 17, 2009
Jaime Shulman	66	Director – From September 17, 2006 to January 1, 2010
Michal Brikman	39	External Director (3)
Shlomo Benjamin	60	External Director (2)
Eyal Tuchman	42	Director (4)

(1) The Board of Directors has accepted the resignation of Mr. Eli Rozen from the Board of Directors, which resignation shall become effective on July 25, 2010.
(2) “External Director” as defined in the Israeli Companies Law (see explanation below).
(3) The reelection of Michal Brikman, who was elected as an external director on October 28, 2004 for a period of three years, was inadvertently left off of the agenda of our 2007 annual general meeting of shareholders, and under Israeli law, an external director cannot be deemed reelected or continue in office until a successor is elected. Due to this oversight, since October 28, 2007, Ms. Brikman has not qualified as our “external director,” but has continued to function as such and as a member of certain committees of our Board of Directors. At the annual general meeting of shareholders held on August 17, 2008, Ms. Brikman was reelected as an external director for an additional period of three years commencing as of October 28, 2007. Additionally, our Board of Directors and such committees ratified all of the actions that had been taken by them since the expiration of Ms. Brikman’s initial term as our external director.
(4) The Board of Directors has appointed Eyal Tuchman to serve as a director on the Board of Directors until the conclusion of the next annual general meeting of shareholders.

Eli Rozen is one of our co-founders. We accepted the resignation of Mr. Rozen from service as a director and as Chairman of our Board of Directors, which resignation shall become effective on July 25, 2010. Mr. Rozen has served as Chairman since 2000. From 1988 until 2000, Mr. Rozen served as our Chief Executive Officer and President. Mr. Rozen has a Bachelor of Science in Industrial Engineering and Management from the Israel Institute of Technology.

Avi Landman is one of our co-founders and prior to July 8, 2010 served as a member of the Board of Directors. We accepted Mr. Landman’s resignation from the Board of Directors, effective July 8, 2010. Mr. Landman continues to serve as our Research Manager. Prior to co-founding Vuance in 1988, Mr. Landman worked as a computer engineer at Gal Bakara Ltd. and prior to that as a Practical Engineer at Eltam Ltd. Mr. Landman has a Bachelor of Science degree in Computer Engineering from the Technion – Israel Institute of Technology and a Practical Engineer Diploma in Electronics from Bosmat Haifa.

Ilan Horesh, an external director, became a member of the Board of Directors on September 17, 2006 and is a member of the audit committee. The service term of Mr. Horesh expired on September 17, 2009, and since that time he has not served on the Board of Directors. Mr. Horesh was also a board member of Retalix Ltd. From 1998 to 2006. Since 2006, he has been an external director of Ampa Investments LTD, and since 2007 has been a board member of Taldor Computer System (1986) Ltd. And an external director of Rekah Pharmaceutical Industry Ltd. Mr. Horesh was a department manager at Pelephone Communication Ltd. From 1997 to 1998, Mr. Horesh served as the Chief Executive Officer of “SHEFFA consumer club,” a subsidiary of Macabi Health Services. From 1994 to 1997, Mr. Horesh was the manager of the Planning and Projects Department at Paz Oil Corp. From 1994 to 1999, Mr. Horesh was a director of Hed-Artzi Ltd. Mr. Horesh holds a Bachelor of Arts in History and Geography from Tel Aviv University, a Master of Arts in Political Studies from Haifa University, and a Bachelor of Arts degree in Business Administration.

Jaime Shulman became a member of the Board of Directors on September 17, 2006. Further to our efforts to streamline our operations, on December 2, 2009, we accepted the resignation of Mr. Jaime Shulman from our Board of Directors, which resignation shall be effective as of January 1, 2010. From 2001 to 2003, Mr. Shulman was President and CEO of Logisticare, Ltd. From 1998 to 2000, Mr. Shulman was President and CEO of the Amcor Group. From 1993 to 1997, Mr. Shulman was President and CEO of the Magam Enterprises Group. From 1991 to 1998, Mr. Shulman was the active Chairman of the board (part time) of Tana Industries. From 1991 to 1992, Mr. Shulman was a foreign consultant to and subsequently CEO of Metrometer, Inc. (New York). From 1978 to 1991, Mr. Shulman was CEO of Electra Israel. From 1970 to 1977, Mr. Shulman was Production Manager at Tadiran, Plastic and Metal Plant. Mr. Shulman is an Electromechanical Engineer (equivalent to M.Sc. in Israel) from Buenos Aires University, Argentina.

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

Shlomo Benjamin, an external director, became a member of the Board of Directors on September 17, 2009.  Mr. Benjamin is a shareholder and managing director of 4BEST Consulting and Management Ltd., a company engaged in financial consulting to companies and businesses.  From 2004 to 2006, Mr. Benjamin was CFO of Globus Group Ltd.  From 2002 to 2003, Mr. Benjamin was CEO of H. Aloni Enterprises Ltd.  From 1992 to 2002, Mr. Benjamin was CFO and Deputy CEO of Ytong Industries Ltd.  From 1987 to 1992, Mr. Benjamin was Finance and Administration Manager in the Azorim group.  From 1981 to 1987, Mr. Benjamin served in several executive positions at the Tadiran Group, including as Deputy CEO of T.F.L Ltd. and Chief Accountant of Tadiran Communications Ltd.  From 1977 to 1981, Mr. Benjamin was a “Senior” at Braude & Co. accounting firm.  Mr. Benjamin is an authorized accountant in Israel and holds a first degree in economics and accounting from the Tel Aviv University.

Eyal Tuchman was appointed by the Board of Directors on July 8, 2010, to serve as a director on the Board of Directors until the conclusion of the next annual general meeting of shareholders.  Mr. Tuchman served as our Chief Executive Officer from April 2006 to March 2010. Prior to serving as our CEO, Mr. Tuchman served for four years as our Chief Financial Officer and Chief Operational Officer. Mr. Tuchman brings to us years of experience in business development, finance and operational management in publicly traded companies. Prior to joining us in 2002, Mr. Tuchman served as Chief Financial Officer of Magam Group, a company traded on the Tel-Aviv Stock Exchange.  From 1996 to 2002, Mr. Tuchman was a Senior Auditor at Kesselman & Kesselman (today, PriceWaterhouseCoopers).  Mr. Tuchman holds a Bachelor of Arts in Economics & Accounting from Ben Gurion University and is a certified public accountant.

Executive Officers and Key Employees

As of the date of this Annual Report, our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Ron Peer	59	Chief Executive Officer
Kevin Michael	48	Vice President of Operations

Ron Peer, Chief Executive Officer. In March 2010, Mr. Peer became our Chief Executive Officer, after three years of service as our Deputy CEO and President. Mr. Peer has over 30 years of experience in the technology industry, where he has held top management positions. Mr. Peer has proven to be a successful leader in the Israeli and U.S. high-tech industries with broad and in-depth marketing and business vision. With proven experience and expertise in brand counterfeiting and document security solutions, he has directed startup and turnaround situations and also recruited and developed strong management teams. With his technological and operational experience and background, rooted in the Israel Defense Forces as a Lieutenant Colonel, Mr. Peer maintains a successful international business and management career. Mr. Peer holds a Bachelor of Science degree in Electronic Engineering, and Business and Marketing Diplomas from Tel-Aviv University.

Kevin Michael, Vice President of Operations. With over 15 years of experience in the private sector, Mr. Michael has managed projects at EMC2, Intel, and National Semiconductors. Mr. Michael has extensive experience in operations including the integration of RFID technologies and facility management applications to control space and assets.

B.	Compensation

The aggregate amount of compensation paid by us to our board members, our Chief Executive Officer, our former Chief Executive Officer, Vice President of Operations, our former Deputy CEO, Marketing, Technology and Business Development, our former Chief Financial Officer, Chief Operating Officer and Chief Technology Officer (collectively, the “Named Executive Officers”) as a group for the twelve months ended December 31, 2009 was approximately $612. This sum includes amounts paid for salary and social benefit. In addition, we have provided automobiles to our executive officers at our expense.

In accordance with the requirements of Israeli law, we determine our directors’ compensation in the following manner. First, our audit committee reviews the proposal for compensation; second, provided that the audit committee approves the proposed compensation, the proposal is then submitted to our Board of Directors for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal; and finally, if our Board of Directors approves the proposal, it must then submit its recommendation to our shareholders, which is done in the forum of our shareholders’ general meeting. The approval of a majority of the votes cast by our shareholders is required for any such compensation proposal.

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

As of December 31, 2009, we had set aside approximately $38 to provide pension, retirement or similar benefits for our Board of Directors and Named Executive Officers.

Option/SAR Grants during the Year Ended December 31, 2009

During the twelve months ended December 31, 2009, we granted options to purchase 564,655 ordinary shares under our Option Plan (as defined in “Share Options Plans” below) to 7 of our Named Executive Officers at an exercise price of $0.015. All options will expire in 2019.

During 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, we granted to (a) the Chairman of our Board of Directors, (b) a member of our Board of Directors who is also one of the co-founders, (c) one of our co-founders, and (d) another member of our Board of Directors, options to purchase up to 256,456, 179,966, 126,944 and 42,121 shares, respectively.  The options have an exercise price of 0.0582235 NIS, vesting immediately and will expire after ten years. The options were granted as compensation for three months of service in exchange for waiving their right to receive cash payments for such months, according to their agreement with us. In addition (a) all options held by the Participants on October 27, 2008 shall be re-priced so that the exercise price thereof shall be $1.1 (the closing price of the Ordinary Share on said date), and (b) all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

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

Please refer to the Section captioned “Share Option Plan” under Item 6.E below for a description of our Share Options Plans.

C.	Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office
Eli Rozen	Director Chairman of the Board	1988 – present(*) July 25, 2000 – present(*)
Avi Landman	Director	1988 – July 8, 2010
Ilan Horesh	External Director	September 17, 2006 – September 17, 2009
Jaime Shulman	Director	September 17, 2006 – January 1, 2010
Michal Brikman	External Director	October 28, 2004 – present (**)
Shlomo Benjamin	External Director	September 17, 2009 – present
Eyal Tuchman	Director	July 8, 2010 – present (***)
David Mimon	Director	Pending appointment. (****)
Tsviya Trabelsi	Director	Pending appointment. (****)
Menachem Mirski	Director	Pending appointment. (****)

(*) The Board of Directors has accepted the resignation of Mr. Eli Rozen from the Board of Directors, which resignation shall become effective on July 25, 2010.
(**) The reelection of Michal Brikman, who was elected as an external director on October 28, 2004 for a period of three years, was inadvertently left off the agenda of our 2007 annual general meeting of shareholders, and under Israeli law, an external director cannot be deemed reelected or continue in office until a successor is elected. Due to this oversight, since October 28, 2007, Ms. Brikman has not qualified as our “external director,” but has continued to function as such and as a member of certain committees of our Board of Directors. At the annual general meeting of shareholders held on August 17, 2008, Ms. Brikman was reelected as an external director for an additional period of three years commencing on October 28, 2007. Additionally, our Board of Directors and such committees ratified all of the actions that had been taken by them since the expiration of Ms. Brikman’s initial term as our external director.
(***) The Board of Directors has appointed Eyal Tuchman to serve as a director on the Board of Directors until the conclusion of the next annual general meeting of shareholders.
(****) The Board of Directors has nominated David Mimon, Tsviya Trabelsi and Menachem Mirski for appointment to the Board of Directors, which appointment shall become effective on July 25, 2010, and continue until the conclusion of the next annual general meeting of shareholders.

David Mimon is nominated for appointment to the Board of Directors, which appointment shall become effective on July 25, 2010, and continue until the conclusion of the next annual general meeting of shareholders. Mr. Mimon is the owner of a legal practice with offices in Netanya and Haifa, Israel. Mr. Mimon is the author of several books related to labor law and debts management, and he brings extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law.

Tsviya Trabelsi is nominated for appointment to the Board of Directors, which appointment shall become effective on July 25, 2010, and continue until the conclusion of the next annual general meeting of shareholders. Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd., and also President and Director of Klikot Inc., an Internet based company. She has more than 20 years experience in accounting, taxes, and financial management in Israel and the United States, and has served in various managerial positions in a variety of companies. Mrs. Trabelski holds a Bachelor of Arts in Economics and Accounting from the University of Tel-Aviv.

Menachem Mirski is nominated for appointment to the Board of Directors, which appointment shall become effective on July 25, 2010, and continue until the conclusion of the next annual general meeting of shareholders. Mr. Mirski is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. The Board of Directors is presently comprised of four members, two of whom were elected as external directors under the provisions of the Israeli Companies Law (discussed below).  Our Articles of Association provide further that the majority of the directors appointed to the Board of Directors will be independent directors.  Following the resignation of Mr. Jaime Shulman, we have not been in compliance with this requirement.

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Michal Brikman, who shall hold office until October, 2010 and Shlomo Benjamin, who shall hold office until September 2012.

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

Pursuant to the Israeli Companies Law, at least one of the external directors, as well as a number of the non-external directors to be determined by the Board of Directors, are required to have “accounting and financial expertise” and the other external directors are required to have “professional skills,” as such terms are defined in regulations recently promulgated under the Israeli Companies Law.

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

At our 2003 Annual General Meeting held on June 30, 2003, Esther Koren and Avi Elkind were each re-elected to serve as external directors for an additional term of three years ending on June 30, 2006. However, Esther Koren resigned as a member of our Board of Directors due to personal reasons effective July 14, 2004. Ms. Michal Brikman was subsequently appointed to our Board of Directors as an External Director, which appointment was approved by our shareholders at a special general shareholder meeting on October 28, 2004. In addition, Ms. Brikman has been appointed to the audit committee and several other committees. Ms. Brikman’s term as External Director, and consequently as a member of such committees expired on October 27, 2007; however, at the annual general meeting of shareholders held on August 17, 2008, Ms. Brikman was re-elected as an external director for an additional period of three years commencing on October 28, 2007.  Our Board of Directors and such committees have ratified all of the actions that had been taken by them since the expiration of Ms. Brikman’s initial term as our external director.

On September 17, 2006, our general meeting appointed Mr. Ilan Horesh as an External Director. In addition, Mr. Horesh has been appointed to the audit committee. Mr. Horesh held the position until September 2009.

On September 6, 2009 our general meeting appointed Mr. Benjamin as an External Director. In addition, Mr. Benjamin has been appointed to the audit committee.

Under the Israeli Companies Law, an external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director’s fiduciary duties, and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

We have the following committees:

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the Board of Directors of a public company, any director employed by or providing other services on a regular basis to the company and the controlling shareholder or any relative of the controlling shareholder of such company may not be members of the audit committee of the company. Since the expiration of Ms. Brikman’s term as an external director (on October 27, 2007) and due to the oversight omission of her re-election for an additional term of three years, we have not had an audit committee (the “Audit Committee”) which complies with the requirements of Israeli law. During that period our “Audit Committee” continued to operate, however, no event or action, which under the Israeli Companies Law requires approval by the Audit Committee, occurred or was taken until Ms. Brikman was re-elected as an external director at the annual general meeting of shareholders held on August 17, 2008, for an additional period of three years commencing as of October 28, 2007. Our Board of Directors and Audit Committee ratified all of the actions that have been taken by them since the expiration of Ms. Brikman’s initial term as external director. In 2007 the Audit Committee adopted an audit committee charter which regulates its operations. According to our Audit Committee charter, the objective of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting practices; the integrity of the Company’s financial statements; the Company’s accounting and financial reporting processes; the Company’s compliance with legal and regulatory requirements; the independent auditors’ qualifications, independence, and performance; audits of the Company’s financial statements and the internal audit function, and to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s independent auditors and internal auditors, and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. Mr. Benjamin, who replaced Mr. Horesh in September 2009, and Ms. Brikman are the members of the Audit Committee. Mr. Shulman was a member of the Audit Committee until he resigned from the position in January 1, 2010. Following the resignation of Mr. Shulman, we have not been in compliance with the requirement that the Audit Committee be composed of three directors as discussed immediately above. At the next annual general meeting of shareholders, we will nominate an independent director to replace Mr. Jaime Shulman on the Audit Committee.

Compensation (Remuneration) Committee

We have a compensation committee (the “Compensation Committee”). In 2007, the Compensation Committee adopted a Compensation Committee charter, which regulates its operations. According to the Compensation Committee charter it is responsible for determining the compensation (including salaries, bonuses and equity incentive compensation awards) of executive officers, including the Chief Executive Officer, other senior management and members of the Board of Directors. The Compensation Committee is currently comprised of Ms. Brikman and Mr. Benjamin, who replaced Mr. Horesh in September 2009. Mr. Shulman was also a member of the Compensation Committee until January 1, 2010.

Nominating and Corporate Governance Committee Charter

On May 15, 2007, our Board of Directors approved the establishment of a Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”). The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become board members, consistent with criteria approved by the Board of Directors, and recommending that the Board of Directors select the director nominees for election at the general meeting of shareholders. The Committee is also responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines, recommending any changes thereto, and overseeing the evaluation of the Board of Directors. The Nominating and Corporate Governance Committee is currently comprised of Ms. Brikman and Mr. Benjamin, who replaced Mr. Horesh in September 2009. Mr. Shulman was also a member of the Nominating and Corporate Governance Committee until January 1, 2010.

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

Internal Auditor

           Under the Israeli Companies Law, the Board of Directors must appoint an internal auditor, proposed by the Audit Committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm, or its representative. Prior to June 2010, the office of Chaikin Cohen Rubin & Co. served as our internal auditor in accordance with the requirements of the Israeli Companies Law. On June 27, 2010 we received a resignation letter from Chaikin Cohen Rubin & Co., indicating their resignation due to time restraints. We are currently seeking an internal auditor to replace Chaikin Cohen Rubin & Co.

D.	Employees

As of December 31, 2009 and 2008, we had 37 and 52 full-time employees, respectively. The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009

Research, Development & Manufacturing	23	21	20
Marketing and Sales	34	20	11
Administration	13	11	6
Total	70	52	37

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009

Israel	22	16	14
United states	43	30	23
Rest of the world	5	6	-
Total	70	52	37

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

Vuance’s Israeli employees are not part of a collective bargaining agreement. However, in Israel we are subject to certain labor statutes, and to certain provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association. These are applicable to our employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the workday, minimum daily wages for professional workers, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions for employment. In addition, by virtue of such expansion order, all employees in Israel are entitled to automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. The amount and frequency of these adjustments are modified from time to time. We provide our employees with benefits and working conditions that comply with the required minimum.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and Named Executive Officers as of May 31, 2010. As of that date, we had 7,262,882 ordinary shares outstanding.

Name	Ordinary Shares held directly and beneficially	% of Outstanding Ordinary Shares as of May 31, 2009	Number of options outstanding	Exercise price	Expiration date
Eli Rozen	965,584(1)	12.35%	194,817 51,000 51,000 49,311 113,943 93,202	1.1 1.1 1.1 0.015 0.015 0.015	October 27, 2013 January 11, 2015 January 19, 2017 January 1, 2019 June 30, 2019 September 30, 2019
Avi Landman	616,146(2)	8.24%	8,500 8,500 20,400 34,702 79,673 65,591	1.1 1.1 1.1 0.015 0.015 0.015	October 27, 2013 January 11, 2015 January 19, 2017 January 1, 2019 June 30, 2019 September 30, 2019
Ron Peer	178,193(3)	2.44%	17,000 15,000 17,513	1.86 1.88 0.015	February 18, 2017 September 9, 2018 March 12, 2019
Eyal Tuchman	164,530(4)	2.22%	5,100 12,750 25,500 21,250 51,000 43,980	1.86 1.86 1.86 1.86 1.86 0.015	June 19, 2012 March 28, 2014 November 7, 2014 October 4, 2014 May 29, 2016 March 12, 2019
Directors and Named Executive Officers as a Group ([8] persons)(6)	1,959,695(5)	23.7%	1,018,474	0.015 – 5	April 2012 – September 2019

(1) Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 553,273 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2010, of which 376,462 ordinary shares are held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”).

(2) Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland Investments LLC, a limited liability company solely owned by Mr. Landman (“Ashland”), and (b) options to purchase 217,366 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2010.

(3) Includes (a) 138,680 shares held directly by Ron Peer, and (b) options to purchase 39,513 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2010.

(4) Includes (a) 4,950 shares held directly by Eyal Tuchman, and (b) options to purchase 159,580 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2010.

(5) Includes options to purchase 741,857 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2010.

(6) See notes 1, 2, 3 and 4. Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable or exercisable within 60 days of May 31, 2010) and has therefore not been separately disclosed.

All of our ordinary shares have identical voting rights.

Share Option Plans

In 2003, we adopted a new stock option plan under which we now issue stock options (the “Option Plan”). In December 2004, we filed a Registration Statement on Form S-8 with the SEC registering (i) 170,000 ordinary shares available for issuance upon exercise of stock options reserved for grant under the Option Plan, (ii) 594,034 ordinary shares issued or issuable upon exercise of options previously granted under the Option Plan, and (iii) 109,412 ordinary shares issued or issuable upon exercise of options previously granted under the 1999 Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Israeli Companies Law, administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2009, 3,227,519 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

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

In December, 2008, according the Special General Meeting, 20,400 options held by a director, with an exercise price of $5, were re-priced to an exercise price of $1.1 and it was decided that all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013. The Special General Meeting approved also the re-pricing and the extension (if applicable) of 334,217 options held by related parties. See notes 15a and 15b in the financial reports. The incremental compensation cost at the date of the modification amounted to $44,000 and was recognized as expense since all of the options were fully vested.

On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, we granted to: a) Chairman of the Board of Directors; b) a member of the Company’s Board of Directors who is also one of the co-founders; c) one of the co-founders of the Company and d) another member of the Company’s Board of Directors options to purchase up to: 256,456, 179,966, 126,944 and 42,121 shares of the Company, respectively. The options have an exercise price of NIS 0.0582235 per share, vest immediately and expire after ten years. The options were granted as a partial payment for certain liabilities with respect to the terms of their appointment with us.

On March 12, 2009, we granted options to purchase up to 161,718 shares to several employees and ex-employees as compensation for waiving part of their payroll. The options have an exercise price of NIS 0.0582235, vested immediate and will expire after ten years.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2007		2008			2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Outstanding at beginning of year	553,902	$5.12	1,076,756	$4.43		981,462	$2.55	(*)
Granted	638,205	$3.86	45,000	$1.95		626,194	$0.015
Exercised	(25,968)	$3.16	(27,032)	$0.32		(93,056)	$0.015
Canceled and forfeited	(89,383)	$5.06	(113,262)	$6.17		(166,435)	$3.30
Outstanding at end of year	1,076,756	$4.43	981,462	$2.55	(*)	1,348,165	$1.47	(*)
Exercisable at end of year	591,485	$4.81	663,021	$2.51	(*)	1,272,016	$1.39	(*)

(*)
The weighted average exercise price, presented as of December 31, 2008 and 2009, is after the re-pricing made during 2008, as mentioned in Note 15 in the financial statements.

The weighted average fair value of options granted during the reported periods was $2.87, $0.88 and $0.44, per option, for the years ended December 31, 2007, 2008 and 2009, respectively.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2007, 2008 and 2009 grants: risk-free rate of 4.05%, 4.24% and 2.25%, respectively, dividend yield of 0%, expected volatility factor of 57.20%, 52.29% and 193.27%, respectively and expected term of 3.6, 4 and 2.08 years, respectively. In 2009 the fair value of only 125,142 options were calculated using the Black & Scholes option pricing model, for all other options granted in 2009, the fair value was the salary that was paid by options instead of cash.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $1,032,000, $856,000 and $483,000 based on the provisions of SFAS 123R for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table summarizes the allocation of the stock-based compensation charge.

	Year ended December 31,
	2007	2008	2009
	(In thousands of US Dollars)

Cost of revenues	$5	$16	$7
Research and development expenses	336	353	200
Selling and marketing expenses	158	151	43
General and administrative expenses	533	336	177

	$1,032	$856	$427

The options outstanding and exercisable as of December 31, 2009, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2009	Weighted average exercise price	Aggregate intrinsic value

$ 0.01 - $ 0.06	595,425	9.71	0.016	$110	589,261	0.016	$109
$1.10 - $ 1.88	495,417	4.96	1.33	-	460,200	1.33	-
$ 2.47 - $ 3.38	33,626	3.25	2.99	-	33,626	2.99	-
$ 4.12 - $ 4.90	131,397	3.36	4.46	-	109,262	4.43	-
$ 5.00 - $ 5.24	75,300	4.18	5.07	-	62,667	5.08	-
$ 14.82	17,000	2.25	14.82	-	17,000	14.82	-

	1,348,165		1.47		1,272,016	1.39

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $0.2 as of December 31, 2008, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $62,000, $53,000 and $36,000, respectively, based on the Company’s average stock price of $5.57, $2.26 and $0.4, during the years ended respectively.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2009 and changes during the year ended December 31, 2009 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2009	318,441	$2.21
Granted	626,194	$0.44
Vested (including cancelled and exercised)	(739,244)	$0.82
Forfeited	(129,242)	$2.21
Non-vested at December 31, 2009	76,149	$1.15

As of December 31, 2009, there was $103,000 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $98,000 during the year 2010 and $5,000 during the year 2011.

ITEM 7.    Major Shareholders and Related Party Transactions.

A.	Major shareholders

The following table lists the beneficial ownership of our securities as of the filing date of this Annual Report by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The principal address of our Beneficial Owners listed below (all but Sigma Waves Ltd., Special Situations Fund III, L.P., Special Situations Fund III, Q.P, Special Situations Cayman Fund, L.P. and Homeland Security Capital Corporation) is c/o Vuance Ltd., Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel. We believe that all persons named in the table, except HMSC, Mr. Rozen, Mr. Landman, and Sigma Waves Ltd. have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of the filing date of this Annual Report and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Waves Ltd. (1)	398,881	5.49%
Avi Landman (2)	616,146	8.24%
Eli Rozen (3)	965,584	12.35%
Special Situations Fund III, L.P. (“SSF”)(4)	*	*
Special Situations Fund III, Q.P. (“SSFQP”)(5)	1,466,166	18.99%
Special Situations Cayman Fund, L.P. (“Cayman”)(6)	**	**
Homeland Security Capital Corporation (“HMSC”) (7)	692,660	9.54%
Investor through convertible bond (8)	939,583	11.45%
Yitzchak Babayov (9)	1,618,461	22.04%

(1)
Includes (a) 398,881 shares held directly by Sigma Waves Ltd., and (b) options to purchase 0 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report.

(2)
Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland, and (b) options to purchase 217,366 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report.

(3)
Includes (a) 412,311 shares held directly by Eli Rozen, and (b) options to purchase 553,273 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report, of which 376,462 ordinary shares are held by Finel.

(4)
* Includes (a) 0 ordinary shares, (b) 790,247 shares held by its affiliate, SSFQP, (c) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report, (d) convertible bond which can be convert into 163,333 ordinary shares (e) 217,113 ordinary shares held by its affiliate, Cayman, (f) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report and (g) convertible bond which can be converted into 44,521 ordinary shares.

(5)
Includes (a) 790,247 ordinary shares, (b) warrants to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report, (c) convertible bond which can be converted into 163,333 ordinary shares, (d) 0 shares held by its affiliate, SSF,  (e) 217,113 ordinary shares held by its affiliate, Cayman, and (f) warrants held by Cayman to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report and (g) convertible bond which can be convert into 44,521 ordinary shares.

(6)
**Includes (a) 217,113 ordinary shares, (b) warrants to purchase 53,660 ordinary shares which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report, (c) convertible bond which can be convert into 44,521 ordinary shares, (d) 790,247 shares held by its affiliate, SSFQP, (e) warrants held by SSFQP to purchase 197,292 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2010, (f) convertible bond which can be convert into 163,333 ordinary shares and (g) 0 ordinary shares held by its affiliate, SSF.

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

(9)
Includes (a) 1,538,461 ordinary shares held by Yitzchak Babayov, and (b) warrants to purchase 80,000 ordinary shares, which are currently exercisable or exercisable within 60 days of the filing date of this Annual Report. We intend to ask our shareholders to approve and ratify at our next annual general meeting that the purpose of the private placement of the shares and a warrant to purchase 535,846 shares was to provide Mr. Babayov with more than twenty five percent (25%) of our issued and outstanding shares in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements. Accordingly, we did not include Mr. Babayov’s warrant to purchase 535,846 ordinary shares in the table above.

To the best of our knowledge based on the information known to us, there has not been any significant change in the percentage ownership of the our major shareholders during the last three years other than changes resulting from our private placements in 2005, the issuance of convertible bonds in November, 2006, the shares issued according to the acquisition of SHC, the exercise of warrants issued in those offerings, the grant of options to Messrs. Rozen, Landman and Hassan, and Mr. Hassan’s subsequent transfer of the beneficial ownership of his shares to Sigma Waves Ltd., and the shares issued to Mr. Yitzchak Babayov.

As of December 31, 2009 and June 29, 2010, to the best of our knowledge based on the information available to us, we had approximately 29 registered holders of our ordinary shares, and approximately 425 beneficial holders of our ordinary shares, respectively.

To the best of our knowledge based on the information currently available to us, there are no existing arrangements that may at a future date result in a change of control of Vuance, except for a voting agreement entered into by and between Mr. Eli Rozen, Mr. Avi Landman and  Sigma Waves Ltd. However there is no assurance that this agreement will result in a change of control.

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

On October 1, 2001, we entered into a consulting agreement with a company owned by the Chairman of our Board of Directors who was one of our co-founders. In consideration of these consulting services, we have undertaken to pay $10,500 per month plus motor vehicle expenses. In addition, we pay $1,500 per month as a director’s fee. During 2009 we paid $32,000 pursuant to this agreement. (Regarding the partial payment in options during 2008 and 2009, see Note 15d, in the financial reports.)

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

On October 1, 2001, we entered into a consulting agreement with a company owned by a member of our Board of Directors, who was also one of our co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:

ћ	As of the date of the approval of the General Shareholders Meeting, the consideration shall be to an amount of $7,000 per month.
ћ	Upon the termination of the car lease agreement, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1,100 as of December 31, 2009), (excluding tax) per month.

In addition, the Company pays $1,500 per month as a director’s fee. In 2009, we paid $22,000 pursuant to this agreement.  (Regarding the partial payment in options during 2008 and 2009, see Note 15d, in the financial reports.)

In December, 2008, according the Special General Meeting (see note 15b in the financial reports), 37,400 options with an exercise price in the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

On October 1, 2001, we entered into a consulting agreement with a company owned by one of the co-founders of the Company. In consideration for these services, we have undertaken to pay $4,600 per month plus motor vehicle expenses. During 2009, we paid $15,000, pursuant to this agreement. (Regarding the partial payment in options during 2008 and 2009, see Note 15d, in the financial reports.)

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

During the year 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, we granted to (a) our Chairman of the Board of Directors, (b) a member of our Board of Directors who is also one of our co-founders, (c) one of the co-founders, and (d) another member of our Board of Directors options to purchase up to 256,456, 179,966, 126,944 and 42,121 shares, respectively. The options have an exercise price of 0.0582235 NIS per share, vesting immediately, and will expire after ten years. The options were granted as a partial payment for certain liabilities with respect to the terms of their appointment with us.

As of December 31, 2009, we accrued $79,000 as expenses arising from related party transactions providing for consulting services.

As of December 31, 2009, we accrued $252,000 as employee and payroll expenses arising from a bridge loan that we received from our Chairman of the Board of Directors. This loan was paid in full by us on January 10, 2010.

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

   Export Sales

   Sales in Israel during each of the years 2007, 2008 and 2009 was $371,000, $294,000 and $72,000, respectively. Export sales during each of the years 2007, 2008 and 2009 was $11,865,000 (97% of the total sales volume), $17,818,000 (98% of the total sales volume) and $9,232,000 (99% of the total sales volume), respectively.

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

On January 20, 2008, the Manufacturers Association of Israel (the “Plaintiff”) filed a lawsuit with the labor court in Tel Aviv-Jaffa (the “Court”) against us, seeking an amount of NIS 82,789 + VAT (as of June 20, 2008 approximately $25,700 + VAT) for service fees for the years 2001-2007, as well as legal expenses and attorney's fees of the Plaintiff. In addition, the Plaintiff has asked the Court to instruct us to submit the necessary documentation, certified by the Company's accountant, needed to calculate the service fees sought by the Plaintiff.  During 2008, we and the Plaintiff reached a settlement; accordingly, we paid $8,000, as a compromise that was included in the financial reports in 2008.

In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the “Department”) filed with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) a claim to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between us and the Ministry of Internal Affairs of Ukraine (the “Ministry”) void due to defects in the proceedings by which we were awarded the Contract. In July, 2004, the Arbitration Court declared the Contract void. On April 27, 2005, we appealed the decision in the High Commercial Court of Ukraine. In May, 2005, the Department filed with the Arbitration Court a new statement of claim for restitution of $1,047,740, paid to us by the Department under the Contract. On September 27, 2005, we received a negative award issued by the Arbitration Court in the second claim (the “Award”). On December 12, 2005, we were informed that the Supreme Court of Ukraine had dismissed our appeal regarding the July, 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Arbitration Court award was valid and legal under applicable law.

On September 28, 2008, the Department filed a petition (the “Petition”) in the Central District Court of Israel (the “Court”), under which the Department requested the approval of the Award as a valid foreign arbitral award under the laws of the State of Israel.

During November 2008, we filed with the Court an objection to the Petition and a petition to declare the Award null and void. Our objection and petition rely on what we believe to be well-based evidence that we have against the manner under which the arbitration proceedings were conducted by the Arbitration Court and against their validness and legality. We believe that the arbitration proceedings were conducted partially and jeopardized our basic rights. Our claims are also corroborated by a contrary legal opinion written in the arbitration decision by one of the arbitrators (“Arbitrator”).

On February 16, 2009 the Department filed its response to our claims (the “Response”). The Department raised in its Response procedural and other claims, including a claim that we filed in Ukraine a monetary claim which is based on the Award and the filing of such claim basically affirms our acknowledgment that the Award is valid. On March 25, 2009, we filed a response to the Department’s response and a requisition to order the Arbitrator to testify in the scope of the Petition proceedings (the Court’s decision regarding the said request has not been given yet).

On June 6, 2009, a preliminary court session was held regarding the Petition. During the session, the Department’s counsel claimed that one of the two machines that we previously supplied pursuant to the Contract (which machine is priced higher than the amount of the Department’s claim), was not supplied to the Department and was transferred by us to another Ukrainian governmental authority. It is noted that we have documents that evidence that, contrary to the Department’s claim, we supplied both of the machines directly to the Department.

At a hearing held on September 23, 2009, the Court accepted our application to summon the Arbitrator as a witness, subject to our deposit of €5,000 to ensure repayment of the Arbitrator’s costs for appearing. Testimony hearing sessions are currently scheduled for November 29-30, 2010, with respect to our witnesses, and January 17-18, 2011, with respect to the Petitioner’s witnesses.

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

We did not have any revenues from this project in 2007, 2008 or 2009.

On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber (“IAC”), in a case against the Ministry of Interior of the Slovak Republic relating to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,806,000 as of December 31, 2009) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $61,000 as of December 31, 2009) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $91,000 as of December 31, 2009). We have begun an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September, 2005, the commercial court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the Commercial Court’s decision have been unsuccessful.

                On December 16, 1999, Secu-Systems Ltd. (“Secu-systems”) filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. (“InkSure”) (our former subsidiary, which became a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, the plaintiff asserted claims of breach of a confidentiality agreement between the plaintiff and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to Secu-systems by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to Secu-systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of the plaintiff. In addition, the court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to Secu-systems compensation in the sum of NIS 100,000 ($26,500 as of December 31, 2009) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($7,950 as of December 31, 2009). Secu-systems has filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above. On November 1, 2007, the Supreme Court accepted Secu-systems’ appeal, and stated that Inksure and us have breached the confidentiality agreement. Consequently, the appeal that had been filed by Inksure and us was dismissed. The Supreme Court instructed that the case will be returned to the District Court for determining the remedies to which Secu-Systems is entitled.

On February 18, 2008, the Plaintiff filed a petition with the District Court asking the court to allow Secu-systems to amend the amount for which it sued as stated in the Statement of Claims to NIS 25,000,000 (approximately $6,623,000 as of December 31, 2009). The petition is mainly based on the fact that in 2002, Inksure was sold by us to a third party for a consideration of approximately $6,000,000 and upon Secu-systems’ assertion that such amount of consideration constitutes a benefit and/or profit which seems to have been derived from the breach of the confidentiality agreement and upon the assertion that Secu-systems is entitled, in light of the Supreme Court’s ruling with respect to the breach of the confidentiality agreement, to receive such amount. Another argument made by Secu-systems relates to the profit which Inksure, allegedly, generated from the breach of the confidentiality agreement; this argument is based on a gross profit of $6,400,000 according to the financial statements of Inksure for the years 2002-2007.

On March 24, 2008, we provided our lawyers with an opinion of subject matter consultant, according to which, the following conclusions can be drawn:

a.	In light of the costs analysis, we had no economical profit from the sale of Inksure’s shares.
b.
The consideration received from the sale of Inksure’s shares in 2002, incorporates the value of the cash flow of Inksure following the sale. Therefore, a calculation based upon both the sale price and the future cash flow of Inksure is not accurate and is not line with customary accounting standards, since it calculates the factor of the future cash flow twice.

c.
The examination of the results of Inksure’s business activity in 2002-2007, as reflected in its financial reports, show that Inksure has not made any profits, and even suffered losses in the said period. The financial reports also show that Inksure had a negative cash flow in these years, which was financed by bank loans and fund raising.

On September 8, 2009 the District Court denied Secu-systems’ petition to amend the amount for which it sued. However, the District Court allowed Secu-systems to submit evidence to show that the reports which we submitted along with Inksure were incorrect in order to prove Secu-systems’ damages. On December 15, 2009 Secu-systems filed affidavits of prime testimony on its behalf and we filed a request to strike the affidavits for being outside of the scope of the District Court's decision of September 8, 2009. The District Court suggested that the parties attempt to resolve this dispute through mediation. All of the parties agreed to mediate the matter.

During the course of the mediation process an agreement was reached in principle, according to which the mediator will be authorized to determine a sum, within the range of NIS 750,000 (approximately $199,000 as of December 31, 2009) and NIS 1,000,000 (approximately $265,000 as of December 31, 2009), which we shall pay to Secu-systems in ten (10) equal, consecutive installments. It should be noted that despite reaching an agreement in principle, we have not entered into a definitive agreement.

In light of the above, we have made an allowance of $230,000 that reflects the expected legal expenses related to this litigation.

We lease office space in Qadima, Israel, from Somet HaSharon (“Somet”) under a lease agreement entered into in 2005.  In 2009, we discovered a discrepancy in the lease agreement between the amount of space indicated as leased in the agreement and the amount of space actually possessed by us. Accordingly, we sent Somet a set-off notice regarding the excess lease payments that, according to us, Somet has collected from us from the commencement of the lease period. We agreed along with Somet to submit the dispute to arbitration.

On February 19, 2009, the first arbitration session was held and a time table was established for submitting our statements of claims.  On June 14, 2009, we submitted our statement of defense, as well as a statement of counterclaim, and Somet submitted responses to our statements approximately two weeks before the date set for the hearing. The hearing was held on August 18, 2009.

On June 28, 2010, we received the arbitral award, which indicated that the claim against us was accepted and our counterclaim was rejected. In addition, legal expenses in the amount of NIS 20,000 (approximately $5,000 as of December 31, 2009) were awarded in favor of Somet.  In consequence of the arbitral award, the arbitrator handed over to Somet the checks that we had drawn and deposited with the arbitrator as security.

As of the filing date of this Form 20-F we have not filed a petition seeking to annul the arbitral award.

On March 26, 2010, two former employees of Vuance, Inc., our wholly-owned U.S. subsidiary, filed suit against Vuance, Inc. in the Circuit Court for Milwaukee County. The plaintiffs allege that each was a party to an employment agreement with Vuance, Inc. and that Vuance, Inc. breached such agreements. The employment agreements provide, among other terms, that any dispute arising under or in connection with the employment agreements shall be resolved by third-party mediation and, failing such mediation, by binding arbitration. Accordingly, we have agreed to mediate the dispute. The plaintiffs’ claims for damages are in the aggregate, in excess of $168,000. Vuance, Inc. made an allowance of $168,000, in 2009 to reflect the expected expenses related to this litigation.

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

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)). As a result, our securities were delisted from The Nasdaq Stock Market and trading in our shares was suspended effective at the open of business on October 1, 2009.

We had been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that our securities were immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. Our ordinary shares are currently quoted under the ticker symbol “VUNCF”.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in Euros as reported on the NASDAQ Europe stock market or the Euronext Brussels stock market, as applicable until August 4, 2008 (conversion to U.S. dollars is based on the exchange rate published by the Bank of Israel). The following table also shows, for the periods indicated since November 5, 2004, the high and low closing prices of our ordinary shares on the Pink OTC Market or OTC Bulletin Board Market or NASDAQ, as applicable.

The Company has not issued any securities in connection with a pre-emptive issue.

Period	European market (1)		US market (2)
	Per share ($)		Per share ($)
	High	Low	High	Low
Annual
2005	16.41	3.12	15.06	3.29
2006	6.71	3.18	6.59	3.24
2007	5.28	3.58	6.18	3.82
2008	3.90 (1)	2.40 (1)	4.69	0.29
2009	N/A	N/A	0.68	0.20
Financial quarters
2008
First quarter	4.15	2.81	4.69	2.94
Second quarter	2.91	2.40	3.60	2.75
Third quarter	2.57 (1)	2.41 (1)	2.97	1.76
Fourth quarter	N/A	N/A	2.00	0.29
2009
First quarter	N/A	N/A	0.68	0.24
Second quarter	N/A	N/A	0.64	0.26
Third quarter	N/A	N/A	0.45	0.30
Fourth quarter	N/A	N/A	0.55	0.20
2010
First quarter	N/A	N/A	0.29	0.08
Most recent six months
December 2009	N/A	N/A	0.31	0.20
January 2010	N/A	N/A	0.29	0.19
February 2010	N/A	N/A	0.21	0.13
March 2010	N/A	N/A	0.20	0.08
April 2010	N/A	N/A	0.24	0.10
May 2010	N/A	N/A	0.21	0.18
June 2010	N/A	N/A	0.18	0.16

(1) Our shares were quoted on the NASDAQ Europe stock market since April 19, 1999 and since October 23, 2003, on the Euronext Brussels stock market. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

(2) Our ordinary shares were quoted on the OTC bulletin board from November 5, 2004 and since August 23, 2007, our ordinary shares were approved for trading on NASDAQ under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased. On October 1, 2009 our ordinary shares started being quoted under the ticker symbol “VUNCF” on the Pink OTC Market.

(3) Share prices are adjusted to give effect to our 1-for-5.88235 reverse share split effective for trading purposes on May 14, 2007.

On June 30, 2010, the last reported sale price of our ordinary shares on Pink Sheets was $0.16 per share.

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

Since November 5, 2004, our ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB," which, following our recent name change became “VUNCF.OB.” Since August 23, 2007, our ordinary shares were approved for trading on NASDAQ under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased. On October 1, 2009 our ordinary shares started being quoted under the ticker symbol “VUNCF” on the Pink OTC Market.

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

DUTIES OF SHAREHOLDERS

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary way towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

ћ	any amendment to the articles of association;
ћ	an increase of the company's authorized share capital;
ћ	a merger; or
ћ	approval of interested party transactions which require shareholder approval.

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

OFFICE HOLDER INSURANCE

Our Articles provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for any act done by him or her by virtue of being an office holder, in respect of any of the following:

ћ	a breach of duty of care towards us or any other person,
ћ	a breach of fiduciary obligations towards us, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not be to our detriment,
ћ	a financial liability imposed on him or her in favor of another person, or
ћ	any other event for which insurance of an office holder is or may be permitted.

INDEMNIFICATION OF OFFICE HOLDERS

Our Articles provide that we may indemnify an office holder for the following cases of liability and expenses incurred by him or her as a result of an act done by him or her by virtue of being an office holder:

ћ
financial liability imposed upon said office holder in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law;

ћ	reasonable expenses of the proceedings, including lawyers’ fees, expended by the office holder or imposed on him by the court for:
(1) proceedings issued against him by or on behalf of the Company or by a third party;
(2) criminal proceedings in which the office holder was acquitted; or
(3) criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or
ћ	any other liability or expense for which the indemnification of an officer holder is not precluded by law.

We have obtained directors and officers liability insurance for the benefit of our office holders.

LIMITATIONS ON EXEMPTION, INSURANCE AND INDEMNIFICATION

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

ћ
a breach by the office holder of his or her duty of loyalty towards the company unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

ћ	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;
ћ	any act or omission done with the intent to derive an illegal personal benefit; or
ћ	any fine levied against the office holder.

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

General Corporate Tax Structure

Israeli companies are generally subject, in 2009, to corporate tax at the rate of 26% on their taxable income. This rate was 29% in the 2007 tax year, 27% for the 2008 tax year and will be 25% for the 2010 tax year. On July 23, 2009, as part of the Arrangements Law for the period 2009-2010, article 126 of the Income Tax Ordinance (New Version) – 1961 was amended, whereby the corporate tax rate would be gradually reduced commencing in the 2011 tax year and thereafter, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20% and 2016 and thereafter – 18%.

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

Companies:

The real capital gain on the sale of securities by a company will be taxed at the corporate tax rate applicable during the year of sale, as follows: 2009 – 26%, 2010 – 25%, 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 – 18%.

Companies that prior to January 1, 2006 were not subject to the Income Tax Law (Adjustments for Inflation) – 1985, will be taxed at a rate of 25% upon the capital gain on the sale of securities in the period 2006-2009.  Based on part 5 of the income tax ordinance instructions and on revision number 147, the real capital gain on the sale and/or redemption of securities by us in connection with this Annual Report will be subject to taxation at the corporate tax rate stated in section 126(A) of the income tax ordinance. This tax rate will gradually decrease to a rate of 18% for the tax year 2016 and for each tax year thereafter.

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

ћ	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;
ћ	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;
ћ	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;
ћ	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or
ћ	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

ћ
any “excess distribution” paid on ordinary shares and warrants, which means any distribution received by you which, together with all other distributions received in the current taxable year, exceeds 125% of the average distributions received by you during the three preceding taxable years (or during your holding period for the ordinary shares and warrants, if shorter); and

ћ	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares and warrants.

Under these default tax rules:

ћ	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares and warrants;
ћ	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;
ћ	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and
ћ	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

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

Our financial market risk includes risks related to international operations and related foreign currencies. We anticipate that sales outside of North America will continue to account for a significant portion of our consolidated revenue in 2010. To date, most of our sales have been valued in dollars. In future periods, we expect our sales to continue to be principally valued in dollars, narrowing foreign currency exchange risk.

We value part of our expenses in some of our international operations, such as Israel and Hong Kong, in each country's local currency, and therefore are subject to foreign currency exchange risk. However, through December 31, 2009, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates; we have incurred an expense of $32,000 in the year ended December 31, 2009 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel or Hong Kong that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

Our exposure to market risks for changes in interest rates relates primarily to our credit facility. At December 31, 2009, our financial market risk related to this debt was immaterial. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

Foreign currency risk

Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros and Israeli Shekels. According to the salient economic factors indicated in ASC Topic 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions and arrangement indicators are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus the U.S. dollar is our functional and reporting currency.

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

ITEM 15.   Controls and Procedures.

Disclosure controls and procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Our disclosure controls and procedures include components of our internal control over financial reporting. Based on that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures, as of December 31, 2009, were not effective to provide reasonable assurance that (i) information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure.

Based further upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were not effective as of December 31, 2009, due solely to the material weakness in our internal control over financial reporting as described below in "Management's Report on Internal Control over Financial Reporting." In light of this material weakness, the Company performed additional analysis as deemed necessary to ensure that the consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the consolidated financial statements included in this report present fairly, in all material respects, our financial position, results of operations and cash flows for the period presented.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes policies and procedures that:

ћ	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
ћ	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
ћ	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and
ћ	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2009, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control – Integrated Framework.”

Based on our assessment, our management has concluded that we did not maintain effective internal control over financial reporting as a result of insufficient resources and personnel to properly segregate duties in our finance department, resulting in a material weakness in the financial statement closing process.

Our independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting until our annual report for the fiscal year ended December 31, 2010.  Accordingly, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

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

Changes in internal controls over financial reporting

During the year ended December 31, 2009, due to reductions in headcount, we have made adjustments to internal control over financial reporting. Such adjustments are not deemed by our management to materially affect, or to reasonably be likely to materially affect, our internal controls over financial reporting.

ITEM 16.       Reserved

ITEM 16A.    Audit Committee Financial Expert

Our Board of Directors has determined that Ms. Michal Brikman, who chairs our audit committee, is an “audit committee financial expert.”

ITEM 16B.    Code of Ethics

Our Board of Directors adopted a code of ethics that applies to our chief executive officer, chief financial officer (if any), director of finance, controller, and other persons performing similar functions a copy of which is previously filed and incorporated by reference to this Annual Report. A copy of our code of ethics will be provided, without charge, upon written request of any person delivered as follows: Sagid House “Ha’Sharon Industrial Park” P.O.B 5039, Qadima 60920 Israel.

ITEM 16C.     Principal Accountant Fees and Services

The following table presents the fees to our external auditors for professional services rendered in the years ended December 31, 2009 and 2008:

	2009	2008
Audit Fees	83,000	91,000
Audit-Related Fees	-	23,000
Tax Fees	7,000	7,000
Total	90,000	121,000

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

We have audited the accompanying balance sheets of SuperCom Asia Pacific Limited (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, stockholder’s deficit and cash flows for each of the two years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company incurred net loss for the year ended December 31, 2008 and had net current liabilities and stockholder’s (deficit) as of December 31, 2008, these factors raise substantial doubt about its ability to continue as a going concern.  Management plans on the continuation of the Company as a going concern include financing the Company’s existing and future operations through additional issuance of common stock and/or advances from the stockholders and seeking for improvement in profitability of the Company’s operations. However, the Company has no assurance with respect to these plans. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PKF
Certified Public Accountants
Hong Kong, China
June 26, 2009

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF VUANCE LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Vuance Ltd. (the "Company") and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Board of Directors and management of the Company.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Supercom Asia Pacific Limited (Supercom Asia Pacific), a subsidiary, which statements reflect total assets of 0.5% of the related consolidated totals as of December 31, 2008, and total revenues of 1.6% and 10% of the related consolidated totals for each of the two years in the period ended December 31, 2008. Those financial statements were audited by other auditors, whose reports thereon have been furnished to us. Our opinion, insofar as it relates to the amounts included for Supercom Asia Pacific, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1d, the Company has incurred substantial losses and negative cash flows from operations since its inception and, as of December 31, 2009, the Company had an accumulated deficit of $47,379 thousands and total shareholders' deficit of $6,271 thousands. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management plans with respect to these matters are described in Note 1d. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, ISRAEL
22 July, 2010

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$812	$656
Restricted cash deposits	2,150	330
Trade receivables (net of allowance for doubtful accounts of $ 3,478 and $ 3,470_ as of December 31, 2008 and 2009, respectively)	840	857
Other accounts receivable and prepaid expenses	1,074	315
Inventories, net	1,307	82
Assets attributed to discontinued operations	260	1,996

Total current assets	6,443	4,236

SEVERANCE PAY FUND	314	283

PROPERTY AND EQUIPMENT, NET	218	157

OTHER ASSETS:
Goodwill	685	-
Intangible assets and deferred charges, net	1,275	6

Total other assets	1,960	6

Total assets	$8,935	$4,682

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	$299	$-
Trade payables	1,714	982
Employees and payroll accruals	247	462
Accrued expenses and other liabilities	5,007	2,859
Convertible bonds	3,157	430
Liabilities attributed to discontinued operations	-	1,599

Total current liabilities	10,424	6,332

LONG-TERM LIABILITIES:
Convertible bonds	-	2,624
Long-term loan and others	-	1,693
Accrued severance pay	378	304

Total long-term liabilities	378	4,621

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY (DEFICIT):
Share capital:
Ordinary shares of NIS 0.0588235 par value -
Authorized 12,000,000 shares as of December 31, 2008 and 2009;
Issued and outstanding: 5,259,874 and 5,724,421 shares as of December 31, 2008 and 2009, respectively	82	89
Additional paid-in capital	40,345	41,019
Accumulated deficit	(42,294)	(47,379)

Total shareholders' equity (deficit)	(1,867)	(6,271)

Total liabilities and shareholders' equity (deficit)	$8,935	$4,682

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2007	2008	2009

Revenues	$12,236	$18,112	$9,304
Cost of revenues	4,992	6,945	3,365
Gross profit	7,244	11,167	5,939

Operating expenses:
Research and development	1,411	1,738	898
Selling and marketing	7,144	9,905	5,131
General and administrative	2,728	2,611	1,648
Other expenses	134	8	130
Total operating expenses	11,417	14,262	7,807

Operating loss	(4,173)	(3,095)	(1,868)
Financial expenses, net	(4,646)	(3,087)	(620)

Loss before taxes on income	(8,819)	(6,182)	(2,488)
Taxes on income	(390)	(137)	(71)

Net loss from continuing operations	(9,209)	(6,319)	(2,559)
Loss from discontinued operations	(2,102)	(6,039)	(2,526)

Net loss	$(11,311)	$(12,358)	$(5,085)

Loss per share basic and diluted:
Loss from continuing operations	$(2.09)	$(1.22)	$(0.46)
Loss from discontinued operations	$(0.48)	$(1.17)	$(0.46)

Net loss per share	$(2.57)	$(2.39)	$(0.92)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	4,391,860	5,171,406	5,511,948

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares			Additional paid-in capital	Accumulated Deficit	Total comprehensive income (loss)	Total shareholders' equity (deficit)
		Share capital

Balance as of January 1, 2007	4,001,126	$64		$33,562	$(18,625)	-	$15,001
Issuance of shares in connection with acquisition of subsidiary (see Note 1a)	1,097,426	16		4,319	-	-	4,335
Exercise of options	25,968	-	*	82	-	-	82
Beneficial conversion feature on convertible bond terms	-	-		84	-	-	84
Stock- based compensation	-	-		1,072	-	-	1,072
Expenses related to the issuance of shares in a private placement which occurred in previous years	-	-		(30)	-	-	(30)
Issuance of shares due to reverse split	259	-		-	-	-	-
Net loss	-	-		-	(11,311)	$(11,311)	(11,311)
Total comprehensive loss						$(11,311)
Balance as of December 31, 2007	5,124,779	$80		$39,089	$(29,936)		$9,233
Issuance of shares (see Note 14c)	108,063	2		247	-	-	249
Exercise of options	27,032	-	*	8	-	-	8
Beneficial conversion feature on convertible bond terms	-	-		94	-	-	94
Stock- based compensation	-	-		907	-	-	907
Net loss	-	-		-	(12,358)	$(12,358)	(12,358)
Total comprehensive loss						$(12,358)
Balance as of December 31, 2008	5,259,874	$82		$40,345	$(42,294)		$(1,867)
Issuance of shares in connection with acquisition of Intelli-Site (see Note 1a)	202,626	3		68	-	-	71
Issuance of shares (see Note 14c)	168,865	3		60	-	-	63
Exercise of options	93,056	1		-	-	-	1
Beneficial conversion feature on convertible bond terms	-	-		24	-	-	24
Stock- based compensation	-	-		522	-	-	522
Net loss	-	-		-	(5,085)	$(5,085)	(5,085)
Total comprehensive loss						$(5,085)
Balance as of December 31, 2009	5,724,421	$89		$41,019	$(47,379)		$(6,271)

*Less than 1

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net loss	$(11,311)	$(12,358)	$(5,085)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	225	651	708
Impairment loss	-	3,235	1,119
Accrued severance pay	(382)	16	(74)
Stock-based compensation	1,072	907	522
Amortization of discount on convertible bonds	268	810	-
Amortization of deferred charges	90	159	-
Realized loss from sale of marketable securities	1,116	862	-
Unrealized loss from marketable securities, net	2,699	-	-
Loss on sale of property and equipment	58	-	-
Exchange differences on principal of long-term loan	9	5	-
Decrease (increase) in trade receivables	883	1,610	(667)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,943)	1,373	644
Decrease (increase) in inventories	32	(1,001)	1,008
Increase in trade payables	95	216	163
Increase (decrease) in employees and payroll accruals	(234)	(86)	215
Increase (decrease) in accrued expenses and other liabilities	2,433	(1,663)	(214)

Net cash used in operating activities	(4,890)	(5,264)	(1,661)

Cash flows from investing activities:
Purchase of property and equipment	(116)	(73)	(100)
Acquisition of subsidiaries net of cash acquired (Appendix A)	(153)	-	-
Decrease (increase) in severance pay fund	278	(5)	31
Capitalization of software and intangible assets	(509)	-	-
Restricted cash deposits, net	(2,313)	1,022	1,745
Proceeds from sale of marketable securities	7,639	3,192	-
Amounts carried to deferred charges	(52)	-	-

Net cash provided by investing activities	4,774	4,136	1,676

Cash flows from financing activities:
Short-term bank credit, net	(336)	254	(9)
Principle repayment of convertible bonds	-	-	(79)
Issuance of share capital, net of issuance costs	(30)	2	3
Proceeds from exercise of options and warrants, net	82	8	1
Long-term loan received	2,850	-	-
Payment of liability to a former owner of an acquiree	-	-	(87)
Principal repayment of long-term loan	(2,780)	(438)	-

Net cash used in financing activities	(214)	(174)	(171)

Decrease in cash and cash equivalents	(330)	(1,302)	(156)
Cash and cash equivalents at the beginning of the year	2,444	2,114	812

Cash and cash equivalents at the end of the year	$2,114	$812	$656

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Supplemental disclosure of cash flows information:

Appendix A:
Acquisition of subsidiaries net of cash acquired:

Assets and liabilities of the subsidiaries, as of date of purchase:
Working capital (excluding cash and cash equivalents)	$1,157	-	$(62)
Property and equipment, net	(38)	-	(4)
Intangible assets	(1,531)	-	(313)
Goodwill recognized	(3,644)	-	-
Shares issued	3,903	-	68
Liabilities to former owner of the acquiree (*)	-	-	311

	$(153)	$-	$-

(*) Including $68 which represents the acquisition date fair value of contingent consideration to the former owners.

Cash paid during the year for:
Interest	$415	$171	$109
Taxes on income, net	$353	$137	$31

Supplemental disclosure of non-cash investing and financing activities:

Share capital issuance against redemption of note payable to former shareholder of a subsidiary acquired in 2007	$432	$-	$-
Issuance of shares to service providers and officer	$-	$247	$63

1.	During 2008, additional goodwill in an amount of $276 was recorded with respect to the acquisition of SHC, as a result of clarification of certain provisions of the acquired entity.
2.	During 2008, a modification of terms of convertible bonds with principal amount of $2,500 was determined to be a debt extinguishment.

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

As a result, the NASDAQ Capital Market Staff began reviewing the Company’s eligibility for continued listing on the NASDAQ Capital Market. To facilitate their review, the NASDAQ Capital Market Staff requested that the Company provide on or before December 26, 2008, the Company’s specific plan to achieve and sustain compliance with the NASDAQ Capital Market listing requirements, including the time frame for completion of the plan (the “Plan”).  After the Company submitted the Plan, on March 30, 2009, the Company received further correspondence from NASDAQ that it did not comply with the Listing Requirements, and therefore, trading of the Company’s ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing the Company’s securities from listing and registration on the NASDAQ Capital Market, unless the Company requested an appeal of the delisting decision by NASDAQ.

The Company appealed the NASDAQ determination to a NASDAQ Listings Qualifications Panel (the “Panel”), which automatically stayed the delisting of the Company’s ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted the Company’s request for an extension of time to achieve full compliance with the Listing Requirements.

On September 29, 2009, the Company received a NASDAQ Staff Determination letter indicating that the Company failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)).  As a result, NASDAQ has notified the Company that its securities will be delisted from the NASDAQ Stock Market and trading in the Company's shares will be suspended effective at the open of business on October 1, 2009.

The Company had been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that its securities are immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. The Company's common stock is quoted under the ticker symbol “VUNCF”.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

a.	(cont.)

Until January 2010 (the date of the sale of the activities as described below), the Company developed and marketed security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. The Company's solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to overcome security challenges. Its Critical Situation Management System (CSMS) is a mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. Due to the sale of activities in January 2010 (see Note 18), the Company intends on focusing on its active RFID products and existing e-ID projects. Regarding the e-ID activity after the closing of the sale of the e-ID Division to OTI, see below.

The Company is headquartered in Israel.

The Company sells its products through centralized marketing offices in U.S, Israel and Hong-Kong.

The Company's subsidiaries includes: Vuance Inc. incorporated in the United States (see b below regarding the presentation of certain activity of Vuance Inc as discontinued operations), SuperCom Asia Pacific Limited incorporated in Hong Kong which focus on marketing, Vuance RFID Inc., (incorporated in Delaware) which focused until the end of 2007 on new technology and solutions for active tracking of people and objects, and commencing in 2008 until the fourth quarter of 2008 engaged in the distribution of locks (see b below regarding the presentation of certain activity of Vuance RFID as discontinued operations), S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007, and focuses on executing perimeter security and a border control project at a European International Airport and PureRFid, Inc., (established after the balance sheet date) which focuses on the marketing and selling of our active RFID solutions.

On July 3, 2007, through its wholly-owned subsidiary, Vuance Inc., the Company entered into an agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding share capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HOMS.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $4,335 in Vuance ordinary shares (and direct expenses of approximately $600 as describe below). The closing date was August 28, 2007. SHC is a Delaware corporation engaged, directly and through its subsidiaries in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of SHC, the Company issued to the sellers 1,097,426 ordinary shares of the Company.  Subject to certain terms and conditions, in the event that the Company seeks to register any of its ordinary shares under the Securities Act of 1933 for sale to the public, then at HMSC’s request, the Company will use its reasonable best efforts to include the Company's Shares owned by HMSC in such registration. The shares were subject to a lock-up period of up to seven calendar quarters after the closing. In addition, during the restriction period, the Company received a right of first refusal to purchase all (but not less than all) of the Company's Shares held by HSMC on certain terms and conditions. HMSC further agreed that at the Closing it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company, to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction. As part of the Purchase Agreement, certain Sellers assumed, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the date of Closing. According to the Purchase Agreement, the Company guaranteed all of the obligations of Vuance Inc under such agreement.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

a.	(cont.)

During the fourth quarter of 2007, the acquired companies (SHC and its subsidiaries) were merged into Vuance Inc.

The acquisition was accounted for under the acquisition method of accounting in accordance with prior business combination GAAPand the Company allocated the purchase price (which included direct acquisition costs) to the tangible and intangible assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

In September 2007, the Company announced that it had entered into a definitive agreement to acquire, through its US subsidiary, Vuance Inc., the Credentialing Division of Disaster Management Solutions Inc., for approximately $100 in cash.

During the first quarter of 2010, this activity was sold and presented among discontinued operations, see b below.

On March 25, 2009, the Company, through its subsidiary, Vuance Inc., completed the acquisition of certain assets and liabilities of Intelli-Site, Inc. (“Intelli-Site”), pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and Integrated Security Systems, Inc. (“ISSI”).  The purchase price was $262, payable in twenty-five installments, 200,000 ordinary shares of the Company and a contingent payment of up to $600, based upon certain conditions, which shall be paid on a quarterly basis, within thirty (30) days of the close of each quarter, and will be made 50% in cash and 50% in the Company's ordinary shares ("Shares"). The number of Shares to be issued to ISSI shall be calculated on the basis of the weighted average closing price of the Company’s ordinary shares for the fifteen (15) trading days preceding the quarterly payment, subject to a minimum of $1.25.

ISSI, or its permitted transferee, agreed to lock-up the Shares, pursuant to which ISSI or its transferee will not offer, sell, transfer or otherwise dispose of the Shares. The restrictions on the transfer of the Shares will expire in eight equal installments, commencing with the end of the first calendar quarter following the date of closing and each of the seven following calendar quarters thereafter.  If any Shares are issued after the last day of the eighth calendar quarter following the date of closing, such shares shall not be subject to any transfer restrictions.

The acquisition was accounted for according to the acquisition method of accounting and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition (see Appendix A to the cash flow statement).

The results of operations of Intelli-Site were included in the consolidated financial statements of the Company commencing April, 2009. However, during the first quarter of 2010, this activity was sold and presented among discontinued operations, see b below.

On November 8, 2006, the Company entered into an agreement with On Track Innovations Ltd. ("OTI") (NASDAQ: OTIV), under which OTI agreed to acquire the assets of the Company’s e-ID Division (including, inventory, fixed assets and intangible assets) for consideration consisting of 2,827,200 restricted ordinary shares of OTI. The transaction was completed on December 31, 2006. At the closing, the parties entered into a service and supply agreement pursuant to which the Company agreed to continue to provide services and receive revenues under certain existing ID and e-ID contracts for governmental and commercial projects in Europe, Asia and Africa. OTI agreed to serve as a subcontractor for these projects. See also Note 3 below. The shares of OTI which were subject to certain lock-up agreement were sold by the Company during 2007 and 2008.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Discontinued operations

1.
During the fourth quarter of 2008, the Company ceased its operations of distribution of locks (which commenced during 2008). The assets attributed to this discontinued operations, as of December 31, 2008, consist of inventory of the activity which includes a write down in an amount of $65. As of December 31, 2009, all the inventory from this activity was sold.

The results of the discontinued operation for the years ended December 31, 2008 and 2009, is presented below:

	Year ended December 31, 2008	Year ended December 31, 2009

Revenues	$5	$156
Cost of goods	$(4)	$(196)
Selling and marketing	$(273)	$(25)
Net loss	$(272)	$(65)

2.
As described in Note 18, in January 2010, the Company signed agreements for the sale of the Company's electronic access control market and the Company's Government Services Division activities. The activities sold meet the definition of a component under ASC Topic 205. Due to the fact, that as of December 31, 2009, such components met the requirements to be classified as held for sale in accordance with the provisions of ASC Topic 360-10, the results of operations of these components and the assets and liabilities attributed thereto were classified as discontinued operations. In addition, the results of operations for the prior periods (2008 and 2007), have been re-classified accordingly.

The assets attributed to the discontinued operations are as follows:

	As of December 31, 2009

Restricted cash deposits	75
Trade receivables	724
Other account receivables	115
Inventories, net	477
Intangible assets, net	517	(*)
Property and equipment, net	88
Total	$1,996

(*)
Based on the fair value of the components sold, as agreed with the purchaser, the Company recognized an impairment in a total amount of $1,119 with respect to the remaining balance of goodwill attributed to the sold components ($685) and to certain other intangible assets.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Discontinued operations (cont.)

The liabilities attributed to the discontinued operations are as follows:

As of December 31, 2009
Short-term bank credit	$290
Trade payables	907
Accrued expenses and other liabilities	376
Employees payroll accruals	26
Total	$1,599

The results of the discontinued operations are as follows:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Revenues	$1,078	$2,541	$4,944
Cost of goods	(608)	(1,507)	(2,521)
Research and development	(305)	(833)	(930)
Selling and marketing	(1,897)	(2,019)	(1,950)
General and administrative	(364)	(688)	(761)
Financial expenses	(6)	(26)	(124)
Impairment of goodwill and other intangible assets	-	(3,235)	(1,119)
Net loss	$(2,102)	$(5,767)	$(2,461)

c.	Concentration of risk that may have a significant impact on the Company:

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

d.
The Company has incurred substantial losses and negative cash flows from operations since its inception. The Company had an operating cash flow deficit in each of 2007, 2008, and 2009. As of December 31, 2009, the Company had an accumulated deficit of approximately $47,379 and the total shareholders' deficit amounted to $6,271. The Company incurred net losses of approximately $11,311, $12,358 and $5,085 in the years ended December 31, 2007, 2008 and 2009, respectively. The Company expects to have net operating losses and negative cash flows for the foreseeable future, and expects to spend significant amounts of capital to enhance its products and services, develop further sales and operations and fund expansion. As a result, the Company will need to generate significant revenue to achieve profitability. Even if the Company does achieve profitability, the Company may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of the Company's current operations after utilizing its current cash reserves is dependent upon the generation of additional financial resources either through fund raising or the sale of certain assets and activities of the Company. During the first quarter of 2010 the Company sold certain assets and liabilities of Vuance Inc (see Note 18 regarding sales of activities after the balance sheet date). In addition the Company is exploring several options to raise funds. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the “ASC” OR "the Codification") which later was codified within ASC Topic 105, "Generally Accepted Accounting Principles". Following SFAS No. 168, the Codification became the single authoritative source for US GAAP (see also Note 2ab (1A)).

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

Monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with the standards of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expenses as appropriate.

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

Restricted cash includes: investments in certificates of deposit, which mature within one year, and which are used to secure agreements with customers or banks, and as of December 31, 2008, cash which was pledged to the Company's major convertible bond holder.

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC Topic 320-10, "Investments - Debt and Equity Securities" (“ASC Topic 320-10”). Management determines the appropriate classification of its investments in marketable securities and commercial paper at the time of purchase and reevaluates such determinations at each balance sheet date.

The marketable securities held by the Company during the reporting periods (years 2007 and 2008) consisted of marketable securities received in connection with the OTI transaction (see Note 1a). Such securities were classified as available-for-sale and were stated at fair value, with unrealized gains and losses (if any) reported in "accumulated other comprehensive income" in a separate component of shareholders’ equity, net of taxes. Realized gains and losses on the sale of such securities, as determined on a specific identified basis, are included in the consolidated statement of operations.

ASC Topic 320-10 and SAB Topic 5M, "Other Than Temporary Impairment of Certain Investments in Equity Securities" require to perform periodic reviews of individual securities to determine whether a decline in the value of a security is other than temporary. Impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its original cost, the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer, the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other relevant factors.

When persuasive evidence exists that causes the Company to determine that a decline in market value of equity securities is other than temporary, the unrealized losses that are considered to be other than temporary are charged to income as an impairment charge.

During 2008, the Company sold all its OTI's shares and recognized a loss in an amount of $862 (during 2007, the Company recognized realized and un-realized loss in a total amount of $3,815). As of December 31 2008 and 2009, the Company did not have any investments in marketable securities.

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

i.	Investment in a certain majority-owned subsidiary:

The investment in a certain majority-owned company is presented using the equity method of accounting in accordance with ASC Topic 323 - "Investments - Equity Method and Joint Ventures", due to substantive participation rights held by the minority, which impact the Company’s ability to exert control over the subsidiary. See Note 6.

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

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less costs to sell.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

l.	Convertible Bonds:

1.	Beneficial conversion feature:

The Company has considered the provisions of ASC Topic 815 - 40, "Derivatives and Hedging - Contracts in Entity's Own Equity", and determined that the embedded conversion feature should not be separated from the host instrument because it qualifies for equity classification. Furthermore, the Company applied ASC Topic 470 - 20, "Debt - Debt with Conversion and Other Options" which clarifies the accounting for instruments with beneficial conversion features or contingency adjustable conversion ratios.

The beneficial conversion feature has been calculated by allocating the proceeds received in financing transactions to the convertible instrument and to any detachable warrants included in the transaction, and by measuring the intrinsic value of the convertible instrument based on the effective conversion price as a result of the allocated proceeds.

The amount of the beneficial conversion feature with respect to convertible bonds was recorded as a discount on the convertible bonds with a corresponding amount credited directly to equity as additional paid-in capital. After the initial recognition, the discount on the convertible bonds is amortized as interest expenses over the term of the bonds.

As stated in Note 13, during 2008 the entire discount was recognized as an expense due to a breach of the terms of the convertible bonds.

2.	Issuance costs of convertible bonds – deferred charges:

Costs incurred in respect of obtaining financing through issuance of convertible bonds were deferred and expensed as financing expenses over the contractual term of the bonds.

3.	Modification (or exchange) of a convertible bonds

The Company applied the provisions of ASC Topic 470 - 50, "Debt - Modifications and Extinguishments", with respect to the modification of terms of convertible debt instruments. According to ASC Topic 470 - 50, the Company concluded that the modification of convertible bonds that occurred during November 2007 did not result in a debt extinguishment and the modification that occurred in June 2008, August 2009 and November 2009 was determined to be a debt extinguishment. See Note 13.

m.	Accrued severance pay and severance pay fund:

The liabilities of the Company for severance pay of its Israeli employees are calculated pursuant to Israel's Severance Pay Law. Employees are entitled to one month's salary for each year of employment, or portion thereof. The Company's liability for all its employees is presented under "accrued severance pay". The Company deposits on a monthly basis to severance pay funds and insurance policies. The value of these policies is presented as an asset on the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company’s obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2007, 2008 and 2009 amounted to $57, $108 and $22, respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.	Goodwill and Intangible assets:

Intangible assets are amortized over their useful lives using the straight line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC Topic 350, "Intangibles - Goodwill and Other".

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests, if certain events or indications of impairment occur. Goodwill is tested for impairment at the reporting unit level. As required by ASC Topic 350, the Company compares the fair value of each reporting unit to its carrying value ("step 1"). If the fair value exceeds the carrying value of the reporting unit’s net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

During 2008, the Company recorded an impairment of goodwill in an amount of $3,235. See Note 8.

Due to the sale of activities in January 2010 (see Notes 1b and 18), the Company recorded an impairment of the entire remaining balance of the goodwill which was attributed to the components sold and to certain other intangible assets in a total amount of $1,119.

o.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation).

The sale of products involves the sale of active and passive RFID products, CSMS and raw materials. The Company sells its products in the US through distributors and directly, in Asia Pacific through a local subsidiary, and directly in the rest of the world. Due to the sale of activities in January 2010 (see Note 18), the Company intends on focusing on its active RFID products and its existing e-ID project.

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

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts".

Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2009, no such estimated losses were identified.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.	Revenue recognition (cont.):

The Company believes that the use of the percentage of completion method is appropriate, since the Company has the ability, using also an independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs.  In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement.  In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, the Company utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2009, the Company had an allowance for customer returns in the amount of $31.

Based on past experience, the Company does not provide for warranty costs when revenue is recognized. Warranty period is varying in length from 12 to 36 months.

The Company applies the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements". ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and there is objective evidence of the fair value of the related unit.

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

The Company derives revenues mainly from sale of hardware products and long term contracts that include embedded software that management considers to be incidental. Such revenues are recognized as mentioned above. However, in limited circumstances, the Company provides software upgrades in respect of the embedded software of hardware products sold to our customers in the past. Such revenues are recognized when all criteria outlined in ASC Topic 985 - 605, "Software  - Revenue Recognition" are met: when persuasive evidence of an agreement exists, delivery of the product has occurred (i.e. the services have been provided), no significant obligations under the agreement remain, the fee is fixed or determinable and collectability is probable.

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

Research and development costs incurred in the process of software production before establishment of technological feasibility, are expensed as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC Topic 985 - 20, "Costs of Software to Be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or a working model.

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

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740-10, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Effective January 1, 2007, the Company adopted an amendment to ASC Topic 740-10. The amendment to ASC Topic 740-10 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to the amendment, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2007, 2008 and 2009 financial statements.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company's trade receivables are derived from sales to customers located primarily in Europe (including Eastern Europe), the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. See Note 2g.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

s.	Concentrations of credit risk (cont.):

Cash and cash equivalents and restricted cash deposits are deposited with major banks in the United States, Israel and Hong-Kong. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

t.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method and the dilutive potential, if any, of convertible bonds using the “if-converted method”.

The net loss and the weighted average number of shares used in computing basic and diluted loss per share for the reported periods are as follows:

	Year ended December 31,
	2007	2008	2009
Net loss used for the computation of basic and diluted loss per share	(11,311)	(12,358)	(5,085)

	Year ended December 31,
	2007	2008	2009
Weighted average number of shares used in the computation of basic and diluted loss per share	4,391,860	5,171,406	5,511,948

All outstanding stock options, warrants and convertible bonds have been excluded from the calculation of the diluted net loss per share for the years ended December 2007, 2008 and 2009, since the effect of the shares issuable with respect of these instruments was anti-dilutive.

The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 2,513,927, 2,826,466 and 3,189,071 for the years ended December 31, 2007, 2008 and 2009 respectively.

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining their fair value disclosures for financial instruments:

At December 31, 2009 and 2008, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables, short-term bank credit, other accounts payable and assets and liabilities attributed to discontinued operation approximate their fair value due to the short-term maturity of such instruments.

As of December 31, 2008, the carrying amount of the convertible bonds approximates their fair value due to the fact that the bonds are presented at principal.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

u.	Fair value of financial instruments (cont.):

As of December 31, 2009 the fair value of the convertible bonds are approximately $2,850. Such amount was calculated based on present value of the principal, interest and penalties payment under the amended terms of the bonds, using discount rate of 17.95% which represent, according to management estimate, the interest rate that the Company was required to pay for such bond as of December 31, 2009. (level 3)

v.	Accounting for stock-based compensation:

Share-based compensation, including grants of stock options, is recognized in the consolidated statement of operations as an operating expense, based on the fair value of the award on the date of grant.  The fair value of stock-based compensation is estimated using an option-pricing model.

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

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009, were approximately $139, $58 and $12, respectively.

x.	Comprehensive Income:

The Company has no comprehensive income components other than net loss in the reporting periods.

y.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current period presentation. The changes did not affect net income, cash flow or shareholders' deficit.

z.	Fair value measurements:

The Company applies ASC Topic 820-10 which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and requires disclosures for fair value measures.

In accordance with ASC Topic 820-10, the Company measures and discloses fair value measurements for certain assets and liabilities. Fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that is required to be determined based on the assumptions that market participants would use to determine the price of an asset or a liability.

As a basis for considering such assumptions, the fair value accounting standard establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

On January 1, 2009, the Company adopted the accounting standard for fair value measurement with respect to non-financial assets and liabilities as well. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows.

aa.	Discontinued operations:

The Company applies ASC Topic 205, "Presentation of Financial Statements - Discontinued Operation". According to ASC Topic 205, when a component of an entity, as defined in this standard, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, required to be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations if both of the following conditions are met: a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the company as a result of the disposal transaction, and b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. (See also Note 1b).

ab.	Recently issued accounting pronouncements:

1.	Accounting pronouncements adopted in 2009

A.	ASC Topic 105, "Generally Accepted Accounting Principles"

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the "ASC" or "the Codification"), a replacement of FASB Statement No. 162. This Statement replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. Following SFAS No. 168, The Codification became the single authoritative source for US GAAP. The FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASU's). SFAS No. 168 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Concurrently with the issuance of SFAS 168, the FASB issued ASU 2009-01, an amendment based on SFAS No. 168 in order to codify SFAS No. 168 within ASC Topic 105, "Generally Accepted Accounting Principles".  This ASU includes SFAS No. 168 in its entirety, including the instructions contained in Appendix B of the statement.  The guidance in ASC Topic 105 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Applying the guidance in ASC Topic 105 did not impact the Company’s financial condition and results of operations. The Company has revised its references to pre-Codification GAAP in its financial statements for the year ended December 31, 2009.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

ab.	Recently issued accounting pronouncements (cont.):

1.	Accounting pronouncements adopted in 2009 (cont.)

B.	ASC Topic 805, "Business Combinations"

In December 2007, the FASB issued ASC Topic 805, "Business Combinations", "Business Combinations"), to change how an entity accounts for the acquisition of a business. ASC Topic 805 replaces the previous standard for business combinations in its entirety.

ASC Topic 805 carries forward the existing requirements to account for all business combinations using the acquisition method (formerly called the purchase method). In general, ASC Topic 805 requires acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree.

The new measurement requirements result in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to non-controlling interests. The acquirer recognizes in income any gain or loss on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree. Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business may be included as part of the business combination accounting. As a result, those costs are charged to expense when incurred, except for debt or equity issuance costs, which are accounted for in accordance with other generally accepted accounting principles.

ASC Topic 805 also changes the accounting for contingent consideration, in process research and development, and restructuring costs. In addition, after Statement ASC Topic 805 is adopted, changes in uncertain tax positions or valuation allowances for deferred tax assets acquired in a business combination are recognized as adjustments to income tax expense or contributed capital, as appropriate, even if the deferred tax asset or tax position was initially acquired prior to the effective date of ASC Topic 805.

The Company adopted ASC Topic 805 as of the required effective date of January 1, 2009 and applies its provisions prospectively to business combinations that occur after adoption.

The adoption of ASC Topic 805 did not have a significant effect on the Company’s financial statements.

C.	ASC Topic 810 - 10, "Consolidation"

In December 2007, the FASB issued ASC Topic 810-10, "Consolidation". The Statement changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary. Under ASC Topic 810-10, all entities are required to report noncontrolling (minority) interests in subsidiaries as a component of consolidated equity in the consolidated financial statements. In addition, the Statement requires transactions between an entity and noncontrolling interests that do not result in deconsolidation to be treated as equity transactions and provides new guidance on accounting for deconsolidation. ASC Topic 810-10 is effective for fiscal years beginning on or after December 15, 2008. The Statement applies prospectively from the effective date except for the presentation and disclosure requirements, which must be applied retrospectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

ab.	Recently issued accounting pronouncements (cont.):

1.	Accounting pronouncements adopted in 2009 (cont.)

C.	ASC Topic 810 - 10, "Consolidation" (cont.)

The Company adopted ASC Topic 810-10 as of January 1, 2009. Due to the fact that there are no noncontrolling (minority) interests, no adjustments have been made to the financial statements.

D.	ASC Topic 855, “Subsequent Events”

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, which was codified into ASC Topic 855, “Subsequent Events”. This standard establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC Topic 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows.

E.	ASC Topic 820, “Fair Value Measurements and Disclosures”

In April 2009, the FASB issued additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements. The new guidance became effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements

2.	Accounting pronouncements not yet effective:

A.	ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for the Company), with early adoption permitted, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company is currently evaluating the impact that the adoption would have on its consolidated financial statements.

B.	ASC Topic 985 - 605, "Software - Revenue Recognition"

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-14, Certain Revenue Arrangements That Include Software Elements – a consensus of the FASB Emerging Issues Task Force, to amend the scope of arrangements under ASC 985, Software, 605, “Revenue Recognition” to exclude tangible products containing software components and non-software components that function together to deliver a product’s essential functionality. Such components shall be subject to ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

ab.	Recently issued accounting pronouncements (cont.):

2.	Accounting pronouncements not yet effective (cont.):

B.	ASC Topic 985 - 605, "Software - Revenue Recognition" (cont.)

The amended guidance in ASC 605-25 and ASC 985-605 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application and retrospective application permitted. The Company expects to prospectively apply the amended guidance in ASC 985-605, concurrently with the amended guidance in ASC 605-25, beginning on January 1, 2011.

The Company is currently evaluating the impact that the adoption would have on its consolidated financial statements.

C.	ASC Topic 820, “Fair Value Measurements and Disclosures”

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” accounting standard. This update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

As applicable to the Company, the update will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the disclosures of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. The adoption of the new guidance is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3:-	MARKETABLE SECURITIES

As consideration for the sale of the e-ID Division (see Note 1a), 2,827,200 ordinary shares of OTI were issued to the Company (hereinafter – "OTI shares") (of which 212,040 shares were received by the Company but related to its consultants).

During 2007, the Company sold 1,414,716 shares of the OTI shares for a total amount of $7,639 and recorded net realized losses in an amount of $1,116. As of December 31, 2007, the Company recorded write-down expenses in an amount of $2,699, due to the decline in the fair market value of the remaining OTI securities that was considered other than temporary. During 2008, the Company sold the remaining, 1,200,444 OTI shares, for a total amount of $3,192 and recorded net realized losses in an amount of $862. Such amounts were presented in the statement of operation within the financial expenses, net.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Prepaid expenses	$496	$16
Government authorities	413	109
Advance payment to suppliers	63	55
Others	102	135

	$1,074	$315

NOTE 5:-	INVENTORIES, NET

	December 31,
	2008	2009

Raw materials, parts and supplies	$170	$17
Finished products	1,137	65

	$1,307	$82

As of December 31, 2008 and 2009, the inventory is presented net of allowance for slow inventory in the amount of approximately $109, and $51 respectively.

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

During 2006, the Company wrote down the entire loan balance in that company due to litigation developments regarding this issue and due to low probability of collection. See Note 11c2. During the reported periods, the subsidiary had no operating activity.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2008	2009
Cost:
Computers and peripheral equipment	$354	$320
Office furniture and equipment	193	198
Leasehold improvements	39	46
	586	564
Accumulated depreciation:
Computers and peripheral equipment	243	270
Office furniture and equipment	103	110
Leasehold improvements	22	27
	368	407
Depreciated cost	$218	$157

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009, were $38, $73 and $77, respectively.

NOTE 8:-	OTHER ASSETS

a.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009
Balance as of January 1	$3,644	$685
Adjustment (*)	276	-
Impairment loss (**)	(3,235)	(685)
Balance as of December 31	$685	$-

The goodwill resulted from the acquisition of SHC (see Note 1a).

(*)	During 2008, the Company adjusted the amount of goodwill resulting from the acquisition of SHC due to:

●	Allowance for sales prior to the acquisition in the amount of $202

●	Liabilities to employees prior to the transaction date, in the amount of $ 34

●	Direct expenses related to the acquisition in the amount of $40

(**)
As part of the annual review for impairment, in November 2008, the Company examined the fair value of the intangible assets and the goodwill and in doing so, considered in part, third party expert services. The valuation referred to the U.S. subsidiary as a single reporting unit.

The valuation was conducted on a going concern basis. Since the U.S. subsidiary is closely-held, and thus without a public market for its ownership interests, the appraisal was conducted according to common appraisal practices, and was based on the Free Discounted Cash-Flows ("DCF") method.

In addition, the Company received market indication with respect to the fair value of the U.S. subsidiary in the first quarter of 2009. Based on the above the Company recognized an impairment loss in the amount of $3,235.

During 2009, the Company recognized an impairment of the remaining balance of goodwill which attributed to the components (as described in ASC 360) that have been classified as of December 31, 2009 as discontinued operations. As a result, the impairment was classified in the statements of operations for 2009 within the loss from discontinued operations.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 8:-	OTHER ASSETS (Cont.)

b.	Intangible assets and deferred charges

		December 31,
	Amortization period	2008	2009(**)
Cost
Deferred charges (a)	Over the contractual life of the bonds	$255	$255
Capitalized research and development costs (b)	3 Years	280	-
Patents (c)	3 Years	104	104
Intellectual Property (d), (e)	3 Years (*)	650	-
Brand name (e)	5 Years (*)	500	-
Customer Base (e)	5 Years (*)	506	-
		$2,295	$359

Accumulated amortization
Deferred charges	$255	$255
Capitalized research and development costs	136	-
Patents	55	98
Intellectual Property	306	-
Brand	133	-
Customer Base	135	-
	1,020	353
Amortized cost	$1,275	$6

(*)	Commencing on the closing date of the acquisition of SHC on August 28, 2007.

(**)
Due to sale of activities in January 2010, the Company classified certain intangible assets in an amount of $517, attributed to the activities within the balance "Assets attributed to discontinued operations". (See Notes 18 and 1b.)

a.
The deferred charges were incurred in respect of the issuance of convertible bonds during November, 2006 (an additional amount of $52 was recognized during 2007 with respect to those convertible bonds). Due to a breach of certain convertible bond covenants in 2008, among other things, the Company had to accelerate deferred expenses in the amount of $138. See Note 13.

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

Intellectual Property, Brand name, Customer Base and Goodwill.

Amortization of intangible assets and deferred charges amounted to $277, $737 and $632 for the years ended December 2007, 2008 and 2009, respectively.

Estimated amortization expenses for the next years are $6 in the year 2010.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	BANK CREDIT

a.
As of December 31, 2009, Vuance Inc had an account receivable line of credit from Bridge Bank in an aggregate amount of up to $ 1,000, and as of that date the amount of the credit utilized was $290. The credit line bears interest at the WSJ Prime Rate plus an additional 2.5% annualized on the average daily gross financed amount outstanding. The Floor on Prime Rate is 6%. In addition Vuance Inc is required to pay minimum monthly interest of $1.5, plus a Facility fee of $7.5 annually. Bridge Bank has a perfect first position security interest in all of Vuance Inc's current and future assets, including intellectual property and general intangibles.

The weighted average interest rate on the credit line as of December 31, 2009 was approximately 7.5%.

Due to sale of activities in January 2010 (see Notes 18 and 1b), the Company classified the bank credit balance to discontinued operations.

Other than the loan from Bridge Bank, the Company has no other lines of credit from financial institutions.

b.	Regarding guarantees and liens - see Note 11b.

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2009

Customer advances (*)	$1,521	$37
Deferred revenues	234	20
Accrued expenses (**)	3,161	2,779
Other	91	23

	$5,007	$2,859

(*)	As of December 31, 2008 and 2009, an amount of $1,330 and $0, respectively, relates to advances from customers with respect to long term contract.

(**)
As of December 31, 2008 and 2009, includes $1,260 and $0, respectively, of interest and financing charges related to convertible bonds, $192 and $386, respectively, related to marketing expenses, $876 and $881, respectively, related to subcontractors of long term contract and $100 and $398, respectively, related to litigation accruals.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2009 - 2014.

On April 18, 2005, the Company signed a lease for new offices in Qadima, (Israel). The lease is for a period of five years commencing on November 1, 2005. The Company has an option to extend the lease period for an additional five years on similar terms. According to the lease, the monthly fee is $16. The Company subleases a portion of these leased facilities.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a.	Lease commitments (cont.):

The Company's subsidiary in the USA has a facility in Peachtree City, GA. The monthly fee of the facility is $2.4. The lease commenced on March 1, 2008 until February 28, 2013.Vuance, Inc. also leases a facility in Rockville, Maryland for a monthly fee of $4.8 which is subleased for a monthly fee of $4.1. The lease commenced on December 1, 2007 until February 28, 2011.

In 2009, Vuance Inc. signed additional lease agreement in Wisconsin. The monthly lease amount for the facilities is $4.5 with eight months free rent. The lease commenced on January 1, 2010 until December 31, 2014.

SuperCom Asia Pacific leases a facility in Hong Kong for a monthly fee of $4.3.

Future minimum lease commitments under non-cancelable operating leases (excluding the portion sub-leased to third parties) for the years ended December 31, are as follows:

2010	$332
2011	92
2012	83
2013	59
2014	54

$620

Rent expenses for the years ended December 31, 2007, 2008 and 2009, were approximately $376, $440 and $331, respectively.

b.	Guarantees, indemnity and liens:

1.
The Company issued a bank guarantee in the amount of $325 to a supplier, related to a certain project of the Company with a European country. As a condition of this guarantee, as of December 31, 2009, the Company deposited $330, which is presented as restricted cash deposits.

2.
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

3.
In order to secure the line of credit from Bridge Bank, the Bank received a first position security interest in all of Vuance Inc's current and future assets, including intellectual property and general intangibles. See also Note 9a above.

5.
In order to secure an agreement with a customer, the Company provided a bank guarantee in    the amount of $75. As a condition of this guarantee, the Company deposited $75 in the bank, which is included as part of assets attributed to discontinued operations.

6.
Pursuant to the Amendment Agreements with the convertible bonds holders (see also Note 13), in exchange for security in certain assets of the Company, the Company and the investors agreed to waive compliance and amend certain provisions of the Bond.

7.	See also Note 18a and 18b.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation:

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

On February 16, 2009, the Department filed its response to the Company's claims (the "Response"). The Department raised procedural and other claims in its Response, including a monetary claim that the Company filed which is based on the Award and the filing of such claim basically affirms the Company’s acknowledgment that the Award is valid. On March 25, 2009, the Company filed a response to the Department's response and a requisition to order the Arbitrator to testify in the scope of the Petition proceedings.

On June 6, 2009, a preliminary court session was held regarding the Petition. During the session, the Department's counsel claimed that one of the two machines that the Company previously supplied pursuant to the Contract (which machine is priced higher than the amount of the Department's claim) was not supplied to the Department and was transferred by the Company to another Ukrainian governmental authority. It is noted that the Company has documents that evidence that, contrary to the Department's claim, the Company supplied both of the machines directly to the Department.

At a hearing held on September 23, 2009, the Court accepted the Company's application to summon the Arbitrator as a witness, subject to depositing €5,000 by the Company to ensure coverage of the Arbitrator's expenses. Testimony hearing sessions were scheduled for November 29-30, 2010 (the Company's witnesses) and January 17-18, 2011 (the Petitioner's witnesses).

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

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998.  Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,806 as of December 31, 2009) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $61 as of December 31, 2009) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $91 as of December 31, 2009).  The Company has begun an enforcement proceeding to collect the arbitral awards.  The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award.  During September 2005, the Commercial Court of Vienna dismissed the claim.  On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal.  On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days.  On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful.

3.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property.  On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the amount of NIS 100,000 ($26 as of December 31, 2009) and legal expenses as well as attorney’s fees in the amount of NIS 30,000 ($8 as of December 31, 2009) (which was paid during 2006). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the above ruling.

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

On February 18, 2008, Secu-System filed a petition with the District Court asking that the court allow Secu-System to amend the amount for which it sued as stated in the Statement of Claims to NIS 25,000,000 (approximately $6,623 as of December 31, 2009). The petition is mainly based on the fact that in 2002, Inksure was sold by the Company to a third party for consideration of approximately $6,000 and upon Secu-System's assertion that such amount of consideration constitutes a benefit and/or profit which seems to have been derived from the breach of the confidentiality agreement and upon the assertion that Secu-System is entitled, in light of the Supreme Court's ruling with respect to the breach of the confidentiality agreement, to receive such amount. Another argument made by Secu-System relates to the profit which Inksure allegedly generated from the breach of the confidentiality agreement; this argument is based on an aggregate gross profit of $6,400 according to the financial statements of Inksure for the years 2002-2007.

On March 24, 2008, the Company provided its lawyers with an opinion of a consultant on the subject matter, which included among others the following conclusions:

a.	In light of the cost analysis, the Company had no economic profit from the sale of Inksure's shares.

b.
The examination of the results of Inksure's business activity in 2002-2007, as reflected in its financial reports, shows that Inksure has not made any profits, and even suffered losses in the said period. The financial reports also show that Inksure had a negative cash flow in these years, which was financed by bank loans and fundraising.

On September 8, 2009, the court denied Secu-System's petition to increase the amount sued. The only evidence that the court allowed Secu-System to submit in order to prove damage is evidence which can show that the reports which Inksure and the Company submitted are incorrect. The court ordered Secu-System to submit its evidence within 45 days, and further ordered that Inksure would be entitled to submit its evidence within 45 days thereafter.

On December 15, 2009, Secu-System filed affidavits of prime testimony on its behalf and the Company filed a request to strike out the affidavits for being out of scope of the court's decision of September 8, 2009. At this stage the court suggested that the parties try a mediation process in order to endeavor to come to an agreement. All the parties agreed to such suggestion.

In the course of the mediation process, during 2010, an agreement in principle was reached, according to which the mediator will be authorized to determine the sum, within the range between NIS 750,000 (approximately $199 as of December 31, 2009) and NIS 1,000,000 (approximately $265 as of December 31, 2009), which the Company shall pay to Secu-Systems. Pursuant to such agreement in principle, the amount determined by the mediator will be paid by the Company in 10 equal, consecutive monthly installments. It should be noted, however, that a mediation agreement has not been signed yet.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation (cont.):

3.	(cont.)

The Company made an allowance in the amount of $230 that reflects the expected legal expenses related to this litigation.

4.
On January 20, 2008, the Manufacturers Association of Israel (the "Plaintiff") filed a lawsuit with the labor court in Tel Aviv-Jaffa (the "Court") against Vuance Ltd. ("the Company"), seeking an amount of NIS 82,789 + VAT (as of June 20, 2008 approximately $26 + VAT) for service fees for the years 2001-2007, as well as legal expenses and attorney's fees of the Plaintiff. In addition, the Plaintiff has asked the Court to instruct the Company to submit the necessary documentation, certified by the Company's accountant, needed to calculate the service fees sought by the Plaintiff. During 2008, the Company and the Plaintiff reached a settlement whereby the Company paid $8 as compromise, which amount was included in the 2008 financial statements.

5.	Somet HaSharon ("Somet") is the owner of the office building in Qadima where the Company's offices are located in accordance with a lease agreement from 2005.

The Company has discovered that there are discrepancies between the leased area as it appears in the lease agreement and the space actually possessed by the Company. Consequently, the Company has sent to Somet a set-off notice regarding the excess lease payments that, according to the Company, Somet has collected from the Company since the commencement of the lease period.

The entire dispute has been submitted to an agreed-upon Arbitrator.

A first arbitration session was held on February 19, 2009. At this session, a time table for submitting the statements of claims was set. Accordingly, the Company submitted its statement of defense, as well as a statement of counterclaim on June 14, 2009, and Somet's response to such statements was submitted approximately two weeks before the date set for a testimony hearing. Such hearing was held on August 18, 2009.

Somet's summations were submitted on February 17, 2010. The Company submitted summations on May 30, 2010.

On June 28, 2010, the arbitral award was received, pursuant to which the claim against the Company was accepted and the Company's counterclaim was rejected. In addition, legal expenses in the amount of NIS 20,000 (approximately $5 as of December 31, 2009) were awarded in favor of Somet. In consequence of the arbitral award, the arbitrator handed over to Somet the checks that the Company had drawn and deposited with the arbitrator as security.

As of the filing date of this financial report the Company has not filed a petition seeking to annul the arbitral award.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation (cont.):

6.
Vuance Inc. is the defendant in an action filed on March 26, 2010 by two former employees, which are also shareholders of the Company and currently pending in the Circuit Court for Milwaukee County. The two Plaintiffs in that matter claim that each was a party to an Employment Agreement with Vuance Inc. and that Vuance Inc. is in breach of those agreements. Each of the Employment Agreements provides, inter alia, that any disputes arising under or in connection with the Agreement shall be resolved by third-party mediation and, failing that, by binding arbitration. Accordingly, counsel in the matter have agreed to have the dispute mediated by a third party. Counsel have agreed that the time for Vuance Inc. to answer or otherwise respond to the complaint in the matter is indefinitely extended. Together, the Plaintiffs claim they have been damaged in an amount of $168. Vuance Inc. made an allowance of $168, in 2009 that reflects the expected expenses related to this litigation.

d.	In a certain transaction, the Company is obligated to pay a certain percentage of the revenues to third parties.

e.	The Company is obligated, under certain contracts with one of its manufacturers, to purchase certain blanket orders from such manufacturer, with no specific time requirements.

NOTE 12:-	TAXES ON INCOME

a.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

Until December 31, 2007, the results of operations for tax purposes were measured in terms of earnings in NIS after adjustments for changes in Israel's Consumer Price Index ("CPI"). Commencing January 1, 2008, this law is void and in its place there are transition provisions, whereby the results of operations for tax purposes are to be measured on a nominal basis. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and income before taxes shown in the financial statements. In accordance with paragraph 25-3f of ASC TOPIC 740-10-25, Income Taxes (, the Company has not provided for deferred income taxes on the above difference between the functional currency and the tax bases of assets and liabilities.

b.	Reduction in corporate tax rates:

On July 25, 2005, the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) - 2005, gradually reducing the tax rate applicable to the Company  as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

On July 23, 2009, as part of the Arrangements Law for the period 2009-2010, article 126 of the Income Tax Ordinance (New Version) – 1961 was amended, whereby the corporate tax rate would be gradually reduced commencing in the 2011 tax year and thereafter, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20% and 2016 and thereafter – 18%.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2008	2009

Operating loss carryforward	$10,106	$9,809
Reserves and allowances	921	721

Net deferred tax asset before valuation allowance	11,027	10,530
Valuation allowance	(11,027)	(10,530)

Net deferred tax asset	$-	$-

Deferred income taxes consist of the following:
Domestic	$6,760	$5,701
Valuation allowance	(6,760)	(5,701)

Foreign	4,267	4,829
Valuation allowance	(4,267)	(4,829)

	$-	$-

As of December 31, 2009, the Company and its subsidiaries have provided valuation allowances of $10,530 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

e.	Net operating loss carryforwards and loss on marketable securities:

Vuance Ltd. has accumulated losses for tax purposes as of December 31, 2009, in an amount of approximately $25,122, which may be carried forward and offset against taxable income in the future for an indefinite period. Vuance Ltd. also has a loss on marketable securities in an amount of $11,261 which may be carried forward and offset against gains on marketable securities and capital gains for an indefinite period. Vuance Ltd. also has a capital loss in an amount of $888 which may be carried forward and offset against capital gains for an indefinite period.

As of December 31, 2009, Vuance's subsidiaries in the United States and Hong Kong have estimated total available carryforward tax losses of $13,690 and $ 1,170, respectively. In Hong-Kong tax losses are available to offset against taxable income, if any, for an indefinite period. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation, due to the SHC acquisition.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-	TAXES ON INCOME (cont.)

f.	Vuance Ltd has assessments which are considered as final until the tax year ended December 31, 2004.

Vuance’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

Vuance’s subsidiary in Hong-Kong has an assessment that is considered to be final until the tax year ended December 31, 2000.

g.	Loss before taxes on income consists of the following:

	Year ended December 31,
	2007	2008	2009

Domestic	$(8,173)	$(4,854)	$(2,011)
Foreign	(646)	(1,328)	(477)

	$(8,819)	$(6,182)	$(2,488)

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2007	2008		2009
Loss before taxes on income, as reported in the consolidated statements of operations	$(8,819)	$	(6,182)	$(2,488)

Statutory tax rate in Israel	29%		27%	26%

Theoretical tax benefit	$(2,557)	$	(1,669)	$(647)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	2,560		2,045	503
Tax expenses related to withholding tax at source	353		137	31
Differences in taxes resulting from rate applicable to foreign subsidiary and others	34		(376)	184
Actual income tax	$390		$137	$71

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500 were issued to a single investor, and Units valued at $656.5 were issued to Special Situation Funds (SSF), based on the participation rights provided in a private placement during 2005, which were existing shareholders of the Company. According to their original terms, the Convertible Bonds mature three years from the date of issuance and bear interest at an annual rate of 8% (which was updated as described below). Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principal of the bonds), payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into the Company's ordinary shares at an original conversion price of $5 per share (see amendment below). The investors were also granted Warrants entitling them to acquire a total of 134,154 ordinary shares at an original exercise price of $5 per share during the next five years (see amendments below). In respect of this transaction, the Company paid approximately $215 cash as issuance expenses and granted an option to acquire up to 25,000 shares of the Company to a third party, exercisable at an original $5 per share. The fair market value of this grant was $ 40.

If the Company fails to fulfill certain conditions, the investors may accelerate repayment of the principal amount of $3,156.5 of the Convertible Bonds, in which case all interest payable until Maturity Date will immediately become due and payable.

The Company has determined that the embedded conversion feature should not be separated from the host instrument because it qualifies for equity classification. Therefore the transaction was accounted for in accordance with ASC Topic 470 - 20, "Debt - Debt with Conversion and Other Options. The fair market value of the Warrants was determined based on the fair value of the instruments issued using the Black-Scholes pricing model, assuming a risk free rate of 5%, a volatility factor of 78.21%, dividend yields of 0% and an expected life of 2 years. The original expiration date of the Warrants is November 2011 (see amendment below).

As a result, the Company recorded in 2006 an amount of $282 in respect of the Warrants and an amount of $632 as a beneficial conversion feature in respect of the Convertible Bonds, as a credit to shareholders' equity (additional paid in capital). The discount of the bonds as a result of the value assigned to the warrants and the beneficial conversion feature was amortized during the contractual term of the bonds.

In November 2007, due to a breach of certain conditions of the convertible bonds, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, the Company signed an amendment to the agreement with the investors under which the Company was required to pay to one of the investors the abovementioned interest amount ($276) (with any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the bonds)) and in respect of the other investors, the Company changed the conversion ratio of the bonds to $4.25. In consideration, the investors waived their right to accelerate the repayment of the bonds. The Company accounted for the amendment as a modification of the bonds.

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

c.
The Company undertook to place a fixed charge on all income and/or rights in connection with a certain European Airport Project. This charge shall be senior to any indebtedness and/or other pledge and encumbrance, but shall, however, be subject to certain rights of the Company to use part of the income.

d.	Certain anti-dilution rights with respect to the warrants held by the investor.

In addition, under certain circumstances, the investor might have the right to demand early payment of partial or full amount of the Convertible Bonds (up to the $2,500 as mentioned above). The Company accounted for the amendment as an extinguishment of the Bonds.

Due to the breach of certain convertible bond covenants, the Company had to recognize, in 2008, financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $138 and to accelerate the remaining discount amounts (attributed to warrants and the beneficial conversion feature) in the amount of $724. In addition, as of December 31, 2008, the Convertible Bond was classified as a current liability

On August 12, 2009, the Company entered into a bond Amendment Agreement (the “Amendment Agreement”) with one of the investors, with principal amount of $2,500, pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company, inter alia all incomes and/or rights in connection therewith to which the Company and its Subsidiaries are and shall be entitled as a result of the Slovakian Project Arbitral Award, and on all amounts in connection with the project related to the arbitration, the Company and the investor agreed to waive compliance and amend certain provisions of the Bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) release the Company from certain payments upon the completion of certain payments of principal and interest due under the Bond, and (iii) make monthly payments of $41 against the total amount due under the Bond over an eight (8) year period. The modification was determined to be a debt extinguishment.

On November 9, 2009, the Company entered into an Amendment Agreement (the “Amendment Agreement”) with SSF, the other investor (with a principal amount of $624), pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company, the Company and SSF agreed to waive compliance and amend certain provisions of the Bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) release the Company from certain payments upon the completion of certain payments of principal and interest due under the Bond, (iii) make monthly payments of $10 against the total amount due under the Bond over an eight (8) year period and (iv) Reducing the exercise price of the bond and the warrants to $3 and $2.8, respectively. The modification was determined to be a debt extinguishment.

As of December 31, 2009, in light of the above amendments, total principal amount of $430 is presented in current liabilities and a total principal amount of $2,624 is presented in long-term liabilities. In addition, an amount of $1,693 (including interest and penalties that it was agreed to be paid after the principal amount is paid), is presented among long-term loan and others.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	CONVERTIBLE BONDS (Cont.)

As of December 31, 2009, the Company is in compliance with covenants under the amended Convertible Bond agreements.

In January 2010, the Company received the investors' consent to sell its EAC and CSMS businesses (as described in Note 18). In addition, the Company created a specific (fixed) charge in favor of the investors on the intellectual property rights belonging to the remaining RFID business of the Company.

NOTE 14:-	SHARE CAPITAL

a.
The Company’s ordinary shares were listed for trade on the Euronext Brussels stock market, under the symbol “SUP”, (since October 23, 2003) which became “VUNC” after the Company's name change on May 14, 2007. The Company applied for delisting of its shares from the Euronext Brussels stock market, and its application was approved on May 6, 2008, effective August 4, 2008. Since November 5, 2004, the Company’s ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB" which, following the recent name change of the Company became “VUNCF.OB”. Since August 23, 2007, the ordinary shares of the Company were approved for trade on the NASDAQ Capital Market under the symbol “VUNC” and trading on the OTC Bulletin Board ceased.

On December 11, 2008, the Company received a letter from the NASDAQ Capital Market advising the Company that it did not comply with the Listing Requirements.

As a result, the NASDAQ Capital Market Staff began reviewing the Company’s eligibility for continued listing on the NASDAQ Capital Market. To facilitate their review, the NASDAQ Capital Market Staff requested that the Company provide a “Plan” on or before December 26, 2008 (the "Plan").  After the Company submitted the Plan, on March 30, 2009 the Company received further correspondence from NASDAQ that it did not comply with the Listing Requirements, and therefore, trading of the Company’s ordinary shares would be suspended at the opening of business on April 8, 2009, and a form 25-NSE would be filed with the SEC removing the Company’s securities from listing and registration on The NASDAQ Capital Market, unless the Company requested an appeal of the delisting NASDAQ by NASDAQ.

The Company appealed the NASDAQ determination to the Panel, which automatically stayed the delisting of the Company’s ordinary shares until the Panel reached a decision.  On June 17, 2009, the Panel granted the Company’s request for an extension of time to achieve full compliance with the Listing Requirements.

On September 29, 2009, the Company received a NASDAQ Staff Determination letter indicating that the Company failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)).  As a result, NASDAQ notified the Company that its securities will be delisted from The NASDAQ Stock Market and trading in its shares will be suspended effective at the open of business on October 1, 2009.

The Company was advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that its securities are immediately eligible for quotation in the Pink Sheets effective as of the open of business on October 1, 2009. The common stock of the Company is quoted under the ticker symbol “VUNCF”.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL

a.	(cont.)

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective for trading purposes. Pursuant to this reverse share split, each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value. Unless otherwise noted, all share and per share amounts for all periods presented (including numbers of options, warrants and convertible bonds) have been retroactively restated to give effect to this reverse split.

b.	During 2007, the Company increased its authorized share capital to 12,000,000 ordinary shares.

c.
During 2009 and 2008, 168,865 and 104,513 ordinary shares, respectively, were issued as consideration to settle liabilities to an officer and other payables in an aggregate amount of $63 and $249, respectively and 3,550 ordinary shares were issued during 2008 due to the 2007 reverse split.

d.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

e.	Stock options:

1.
In 2003, the Company adopted a stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. Subject to the provisions of the Israeli Companies Law, the Option Plan is administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

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

On June 27, 2007, the Compensation Committee and board of directors of the Company approved a new option plan under which the Company may grant stock options to the U.S. employees of the Company and its subsidiaries. Under this new option plan, the Company may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007, the new option plan was approved by the shareholders of the Company at the general shareholders meeting.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

1.	(cont.)

As of December 31, 2009, 3,086,508 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

2.	During 2007, the Board of Directors approved grants of options as follows:

Number of options granted	Exercise price

37,400	4.412
71,500	5.100
21,000	4.900
62,333	0.014
47,372	0.058
5,500	4.850
141,500	4.640
34,000	4.120

An additional 217,600 options were granted during 2007 to related parties including directors.

During 2008, the Board of Directors approved grants of options as follows:

Number of options granted	Exercise price

2,000	3.38
43,000	1.88

In September 2008, the Board of Directors approved a re-pricing of options for 3 executive officers for a total of 149,600 options, which had exercise prices ranging between $2.47 and $14.8235.  The re-pricing changed the exercise price of the options to $1.86. The total incremental compensation cost at the date of the modification was $66 of which $59 was recognized during 2008.

In December 2008, the Special General Meeting approved the re-pricing and the extension (if applicable) of 354,617 options held by related parties. See Notes 15a, 15b and 15d. The total incremental compensation cost at the date of the modification amounted to $44 and was recognized as an expense since all the options were fully vested.

On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, the Company issued to: a) the Chairman of the Board of Directors; b) a member of the Company's Board of Directors who is also one of the co-founders; c) one of the co-founders of the Company and d) another member of the Company's Board of Directors options to purchase up to: 256,456, 179,966, 126,944 and 42,121 shares of the Company, respectively. The options have an exercise price of NIS 0.0582235 per share, vested immediate and will expire after ten years. The options were issued as a partial payment for certain liabilities to the terms of their appointment with the Company. (See also Note 15d)

On March 12, 2009, the Company issued options to purchase up to 161,718 shares to several employees and ex-employees as a partial payment of their payroll. The options have an exercise price of NIS 0.0582235, vested immediate and will expire after ten years.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2007		2008			2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Outstanding at beginning of year	553,902	$5.12	1,076,756	$4.43		981,462	$2.55	(*)
Granted	638,205	$3.86	45,000	$1.95		767,205	$0.015
Exercised	(25,968)	$3.16	(27,032)	$0.32		(93,056)	$0.015
Canceled and forfeited	(89,383)	$5.06	(113,262)	$6.17		(166,435)	$3.30
Outstanding at end of year	1,076,756	$4.43	981,462	$2.55	(*)	1,489,176	$1.34	(*)
Exercisable at end of year	591,485	$4.81	663,021	$2.51	(*)	1,413,027	$1.26	(*)

(*)	The weighted average exercise price, presented as of December 31, 2008 and 2009, is after the re-pricing made during 2008, as mentioned above and in Note 15.

The weighted average fair value of options granted during the reported periods was $2.87, $0.88 and $0.43, per option, for the years ended December 31, 2007, 2008 and 2009, respectively.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2007, 2008 and 2009 grants: risk-free rate of 4.05%, 4.24% and 0.75%, respectively, dividend yield of 0%, expected volatility factor of 57.20%, 52.29% and 193.27%, respectively and expected term of 3.6, 4 and 2.08 years, respectively. In 2009, the fair value of only 125,142 options were calculated using the Black & Scholes option pricing model, for all other options granted in 2009, the fair value of the options issued as a partial payment of payroll liability which exercise price was close to nil, was based on the fair value of the shares on the date of the related payroll, which equals the related payroll liability.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $1,032, $856 and $483 for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$5	$16	$7
Research and development expenses	336	353	226
Selling and marketing expenses	158	151	43
General and administrative expenses	533	336	207

	$1,032	$856	$483

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	A summary of the Company's stock option activity and related information is as follows (cont.):

The options outstanding and exercisable as of December 31, 2009, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2009	Weighted average exercise price	Aggregate intrinsic value

$ 0.01 - $ 0.06	736,436	8.91	0.016	$136	730,272	0.016	$135
$1.10 - $ 1.88	495,417	4.96	1.33	-	460,200	1.33	-
$ 2.47 - $ 3.38	33,626	3.25	2.99	-	33,626	2.99	-
$ 4.12 - $ 4.90	131,397	3.36	4.46	-	109,262	4.43	-
$ 5.00 - $ 5.24	75,300	4.18	5.07	-	62,667	5.08	-
$ 14.82	17,000	2.25	14.82	-	17,000	14.82	-

	1,489,176		1.34		1,413,027	1.26

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $0.2 as of December 31, 2009, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $62, $53 and $36, respectively, based on the Company’s average stock price of $5.57, $2.26 and $0.4, during the years ended respectively.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2009 and changes during the year ended December 31, 2009 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2009	318,441	$2.21
Granted	767,205	$0.43
Vested (including cancelled and exercised)	(880,255)	$0.75
Forfeited	(129,242)	$2.21
Non-vested at December 31, 2009	76,149	$1.15

As of December 31, 2009, there was $103 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans, of which, $98 is expected to be recognized during the year 2010 and $5 during the year 2011.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-	SHARE CAPITAL (Cont.)

f.	Private placements and warrants:

1.
During 2007 and 2008, the Board of Directors approved a grant of warrants to acquire up to 44,000 and 100,000 shares, respectively, to certain consultants. The exercise prices under the terms of the options range between $0.65 to $5.47 per share. The fair market value of the warrants is $55 and $64, respectively, as computed using the Black & Scholes pricing model with the following weighted average assumption: risk-free interest of 3.00% - 4.25%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 36% and 101.44% , respectively, and expected term of the warrants of 2.38 and 2.90 average years respectively. During 2007 and 2008, the Company recognized $38 and $51, as compensation expenses, respectively. During 2009, no warrants were granted. Regarding investments after the balance sheet date, see Note 18d.

2.	A summary of the Company's warrants activity to consultants, investors (including warrants issued in connection with convertible bonds), and related information is as follows:

	Year ended December 31
	2007		2008		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	759,916	$4.65	782,685	$4.64	857,185	$3.92
Granted	44,000	$4.72	100,000	$1.20	-	-
Exercised	-	-	-	-	-	-
Canceled and forfeited	(21,231)	$5.00	(25,500)	$5.04	(198,479)	$5.91
Outstanding at end of year	782,685	$4.64	857,185	$3.92	658,706	$3.18	(*)
Exercisable at end of year	747,185	$4.63	763,852	$4.27	652,040	$3.18	(*)

(*)	The Weighted average exercise price is after a re-price of the exercise price related to the convertible bonds holders.

The warrants to consultants, investors (including warrants issued in connection with convertible bonds), outstanding and exercisable as of December 31, 2009, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2009	Weighted average exercise price	Aggregate intrinsic value

$ 0.65	80,000	3.875	$0.65	-	80,000	$0.65	-
$ 2.50 - $ 3.53	459,003	1.32	$3.19	-	452,337	$3.19	-
$ 4.42 - $ 4.85	71,200	4.34	$4.67	-	71,200	$4.67	-
$ 5 - $ 5.48	48,503	3.25	$5.07	-	48,503	$5.07	-

	658,706		$3.18		652,040	$3.18

3.
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

In consideration of these consulting services, the Company has undertaken to pay $10.5 per month plus motor vehicle expenses. In addition the Company pays $1.5 per month as a director’s fee. During 2007, 2008 and 2009, the Company paid in cash $144, $121 and $32, respectively, pursuant to this agreement. (Regarding the partial payment in options during 2008 and 2009, see Note 15d below.)

In December 2008, according to the Special General Meeting, 296,817 options with an exercise price in the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

For subsequent events see Note 18e.

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved, inter-alia, the following amendments to the consulting agreement:

●	As of the date of the approval of the General Shareholders Meeting, the consideration shall be an amount of $7 per month.

●	Upon the termination of the car lease agreement in March 2005, to increase the car lease, to a price of up to NIS 4,200 (approximately $1.1 as of December 31, 2009), (excluding tax) per month.

In addition, the Company pays $1.5 per month as a director’s fee.  During 2007, 2008 and 2009, the Company paid in cash $102, $84 and $22, pursuant to this agreement. (Regarding the partial payment in options during 2008 and 2009, see below Note 15d.)

In December 2008, according to the Special General Meeting, 37,400 options with an exercise price in the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

For subsequent events see Note 18e.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company has undertaken to pay $4.6 per month plus motor vehicle expenses. During 2007, 2008 and 2009, the Company paid in cash $71, $58 and $15 respectively, pursuant to this agreement. (Regarding the partial payment in options during 2008 and 2009, see Note 15d below.)

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS (Cont.)

d.
On December 21, 2008, the Special General Meeting of Shareholders approved that as part of a cost cutting plan, all of the Company's non-external directors, will join a temporary arrangement pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase shares of the Company instead of in cash, effective October 1, 2008, for a minimum period of three months, with an option to the Company to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. In addition (a) all options held by the Participants on October 27, 2008, shall be re-priced so that the exercise price thereof shall be $1.1 (the closing price of the Ordinary Share on said date), and (b) all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013. (See also Note 14e2.)

e.	As of December 31, 2009, the Company accrued $79 expenses arising from related party transactions providing for consulting services..

f.
As of December 31, 2009, the Company accrued $252 as employee and payroll expenses arising from a bridge loan that the Company received from its Chairman of the Board of Directors This loan was paid in full by the Company on January 10, 2010.

NOTE 16:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC Topic 280, "Segment Reporting".

The following is a summary of revenues from external costumers of the continued operations within geographic areas, based on the location of customers and data regarding long-lived assets:

	Year ended December 31,
	2007		2008		2009
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	Revenues	Assets(*)	Revenues	Assets (*)	revenues	Assets(*)

Europe	$9,003	$-	$15,193	$-	$8,180	$-
Asia Pacific	1,330	13	310	7	76	4
Africa	823	-	350	-	-	-
United States	709	5,248	1,965	1,842	976	52
Israel	371	613	294	329	72	107

	$12,236	$5,874	$18,112	$2,178	$9,304	$163

(*)	Long lived asset data includes allocation of intangible assets and goodwill amounts.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 16:-	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (cont.)

b.	Summary of revenues from external costumers of the continued operations based on products and services:

	Year ended December 31,
	2007	2008	2009

Raw materials and equipment	$8,237	$15,048	$6,884
Maintenance, royalties and project management	3,999	3,064	2,420

	$12,236	$18,112	$9,304

c.	Major customer data as a percentage of total sales from external costumers of the continued operations:

	Year ended December 31,
	2007	2008	2009

Customer A	53%	30%	67%

Customer B	18%	54%	21%

Customer C	9%	*	-

(*)	Less than 10%.

NOTE 17:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2007	2008	2009
Financial expenses:

Interest, amortization of discount, bank charges and fees (*)	$(956)	$(2,275)	$(592)
Exchange differences	(109)	-	(32)
Unrealized loss on marketable securities, net	(2,699)	-	-
Realized loss on sale of marketable securities	(1,116)	(862)	-
Others	-	(118)	-

Total financial expenses	(4,880)	(3,255)	(624)
Financial income:

Exchange differences	-	62	-
Interest	234	106	4

Total financial income	234	168	4

Net total	$(4,646)	$(3,087)	$(620)

(*)	In 2007, 2008 and 2009, includes expenses of $745, $2,214 and $565_related to convertible bonds, respectively. (See Note 13 above.)

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 18:-	SUBSEQUENT EVENTS

a.
On January 28, 2010 (the “Closing Date”), the Company and its subsidiary Vuance, Inc. completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. (the “Sale”) related to the Company's electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets (the “Purchase Agreement”), dated as of January 9, 2010 between Vuance Inc. and OLTIS Security Systems International, LLC (“OSSI”). On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance Inc. $162 in cash.  In addition, OSSI paid off (the “Bridge Bank Payment”) a certain Business Financing Agreement (the “Loan”) between Vuance Inc. and Bridge Bank, National Association in an amount of $290.  Further to the Bridge Bank Payment, the Loan was released, and the Company and Vuance Inc. no longer have any liabilities associated with the Loan. The Purchase Agreement includes an indemnification clause pursuant to which, Vuance Inc. agrees to indemnify and hold OSSI harmless from and against any claim or liability of Vuance Inc. or the Company, which may be asserted against OSSI, excepting only to the extent of any business debts and other liabilities which OSSI expressly agrees to pay or assume at the closing date.

As further described in Note 1b2 above, the activity sold meets the definition of a component under ASC Topic 205 and as a result, the operations sold were presented as discontinued operations.

b.
On January 29, 2010 (the “Closing Date”), the Company and its subsidiary, Vuance, Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance Inc. (the “Sale”) related to the Company's Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement (the “Purchase Agreement”) dated as of January 29, 2010 between the Company, Vuance Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation.

On the Closing Date, as consideration for the Sale, WidePoint paid Vuance Inc. $250.  In addition, WidePoint agreed to pay Vuance Inc. a maximum earn out of $1,500 over the course of the calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years. The Purchase Agreement includes an indemnification clause pursuant to which, each of the parties shall indemnify and hold harmless the other party in the event of the existence of certain circumstances stipulated in the Purchase Agreement.

As further described in Note 1b2 above, the activity sold meets the definition of a component under ASC Topic 205 and as a result, the operations sold were presented as discontinued operations.

c.	On January 21, 2010, the Company incorporated a new wholly-owned subsidiary in the state of Delaware, PureRFid, Inc., to focuses on the marketing and sales for the Company’s active RFID solutions.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 18:-	SUBSEQUENT EVENTS (cont.)

d.
On March 22, 2010, the Company entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing, the Company issued 1,538,461 ordinary shares of the Company at a par value of  NIS 0.0588235 (the “Transaction Shares”) in consideration of a onetime cash payment in the amount of $200.  Following the issuance of the Transaction Shares, there are 7,262,882 ordinary shares of the Company issued and outstanding.

Simultaneously with execution of the Subscription Agreement, the Company and the Investor entered into a Warrant Agreement pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 ordinary shares of the Company for an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. The Company intend to ask its shareholders, to approve and ratify at the next annual general meeting, that the purpose of the private placement of the Transaction Shares and Warrant was to provide the Investor with more than twenty five percent (25%) of our issued and outstanding shares in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements

The Transaction Shares and the ordinary shares issuable upon the exercise of the Warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

e.
On July 8, 2010 the board of directors accepted the resignation from the board of directors of Mr. Landman, who is also one of the co-founders of the Company, effective on the same date. In addition the Board of Directors accepted the resignation from the board of directors of Mr. Rozen, who is also one of the co-founders of the Company, effective on July 25, 2010. Tsviya Trabelsi, David Mimon and Menachem Mirski were nominated to join the board upon the resignation of Mr. Rozen. On the same meeting the Board of Directors has appointed Mr. Eyal Tuchman to serve as a director on the Board of Directors until the conclusion of the next annual general meeting of shareholders.

ITEM 19.	Exhibits.

1.11	Memorandum of Association of the Company.

1.22	Articles of Association of the Company.

2.11	Forms of Stock Certificates Representing Ordinary Shares.

4.11	The Vuance Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.1(a)3	The Vuance Ltd. 2003 Israeli Share Option Plan

4.21	Stock Purchase Agreement between Vuance and Elad Ink, dated as of March 4, 2002.

4.31	Stock Purchase Agreement between Vuance and ICTS BV, dated as of April 29, 2002.

4.41	Stock Purchase Agreement between Vuance and ICTS-USA, Inc., dated as of September 27, 2002.

4.55	Asset Purchase Agreement by and among Intelli-Site, Inc., Integrated Security Systems, Inc., Vuance, Inc. and Vuance Ltd. dated as of March 6, 2009.

4.6	Agreement for Purchase and Sale of Business Assets between Vuance, Inc. and OLTIS Security Systems International, LLC, dated as of January 9, 2010.

4.7	Asset Purchase Agreement between Vuance Ltd., Vuance, Inc., WidePoint Corporation and Advance Response Concepts Corporation, dated as of January 29, 2010.

4.86	Subscription Agreement and Warrant Agreement between Vuance Ltd. and Mr. Yitzchak Babayov, dated as of March 22, 2010.

8	List of Subsidiaries of Vuance Ltd.

11.14	Code of Ethics

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated July 22, 2010.

15.2	Consent of PKF, independent public accountants, dated July 22, 2010.
__________________________________________
1	Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Registration Statement on Form 20-F filed on September 14, 2004 (File No.: 0-50790).
2
  Previously submitted to the Securities and Exchange Commission on, and incorporated herein by reference from, Exhibit A to Exhibit 1 to the Company’s report on Form 6-K submitted on July 5, 2007 (File No.: 000-50790).

3	Previously filed as Exhibit 99.2 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-8 (File No. 333-121231 filed on December 14, 2004).
4	Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2008 (File No.: 001-33668).
5	Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2009 (File No.: 001-33668).
6	Previously filed as exhibits to, and incorporated herein by reference from, Exhibit 10.1 and 10.2 to the Company’s report on Form 6-K submitted on April 5, 2010 (File No.: 001-33668).

SIGNATURE

Vuance Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VUANCE LTD.

/s/ Ron Peer
By:	Ron Peer
Its:	Chief Executive Officer

Date: July 22, 2010