Form 20-F
period 2010-12-31
Vuance Ltd
filed 2011-06-13
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,280,821 ordinary shares as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes ☐   No ☐

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

Yes  ☐    No  ☐

TABLE OF CONTENTS

PART I
NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLES.	6
ITEM 3. KEY INFORMATION.	6
Selected Financial Data	6
Capitalization and Indebtedness	8
Reasons for the Offer and Use of Proceeds	8
Risk Factors	8
ITEM 4. INFORMATION ON THE CORPORATION.	24
History and Development of the Corporation	24
Business Overview	28
Organizational Structure	35
Property, Plants and Equipment	36
ITEM 4A. UNSOLVED STAFF COMMENTS.	37
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.	37
Operating results	37
Liquidity and Capital Resources	45
Research and Development	49
Trend Information	49
Off Balance Sheet Arrangements	50
Tabular Disclosure of Contractual Obligations	50
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	51
Directors and Senior Management	51
Compensation	52
Board Practices	54
Employees	57
Share Ownership	58
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	62
Major shareholders	62
Related Party Transactions	63
Interests of Experts and Counsel	65
ITEM 8. FINANCIAL INFORMATION.	65
Consolidated Statements and Other Financial Information (Audited)	65
Significant Changes	68
ITEM 9. THE OFFER AND LISTING.	68
Offer and Listing Details	68
Plan of Distribution	70
Markets	70
Selling Shareholders	70
Dilution	71
Expenses of the Issue	71
ITEM 10. ADDITIONAL INFORMATION.	71
Share Capital	71

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectations concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. These forward looking statements include, but are not limited to, statements regarding: (i) our belief about our competitive position in the tracking, asset management and monitoring, active radio frequency identification (“RFID"), and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to be able to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to be able to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance, including, without limitation to, our belief regarding the merit of the claim of the Department for Resources Supply of the Ministry of Ukraine against us and regarding the Secu-System claim. (See “Legal Proceedings” in Item 8.A); (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (ix) our expectations about our future revenues (or absence of revenues); (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi-ID issuing and control system with the government of a European country and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our new active RFID technology; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for a significant portion of our net sales; the timing of our product introductions; increased competition; introduction of new competing technologies; the increase of unexpected expenses; and such other factors discussed below under the captions “Risk Factors” in Item 3.D and “Operating and Financial Review and Prospects” in Item 5 and elsewhere in this Annual Report. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

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

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

The following selected consolidated financial data as of December 31, 2006, 2007, 2008, 2009 and 2010 and for the years then ended have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

SUMMARY OF CONSOLIDATED FINANCIAL DATA YEAR ENDED DECEMBER 31,

	Audited
	(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	2006		2007(**)		2008(**)	2009	2010

Revenues	8,941	(*)	12,236	(*)	18,112	9,304	7,389
Cost of Revenues	3,494		4,992		6,945	3,365	2,057
Gross Profit	5,447		7,244		11,167	5,939	5,332
Operating Expenses:
Research and Development	1,362		1,411		1,738	898	386
Selling and Marketing	5,619		7,144		9,905	5,131	4,405
General and Administrative	2,737		2,728		2,611	1,648	1,985
Other (income) expenses	108		134		8	130	(396)
Total Operating Expenses	9,826		11,417		14,262	7,807	6,380
Capital gain from the sale of the E-ID Division	10,536		--		--	--	--
Operating (Loss) Income	6,157		(4,173)		(3,095)	(1,868)	(1,048)
Financial Expenses, Net	(204)		(4,646)		(3,087)	(620)	(678)
Other Expenses, Net	(367)		--		--	--	--
Income (Loss) before Taxes on Income	5,586		(8,819)		(6,182)	(2,488)	(1,726)

Taxes on income	(146	)(*)	(390	)(*)	(137)	(71)	(50)
Net Income (Loss) from continuing
operations	5,440		(9,209)		(6,319)	(2,559)	(1,776)
Loss from discontinued operations	--		(2,102)		(6,039)	(2,526)	(189)
Net (Loss) income	$5,440		$(11,311)		$(12,358)	$(5,085)	$(1,965)
PER SHARE DATA:
Basic earnings (loss) from continuing operations	$1.37		$(2.09)		$(1.22)	$(0.46)	$(0.29)
Diluted earnings (loss) from continuing operations	$1.31		$(2.09)		$(1.22)	$(0.46)	$(0.29)
Basic and Diluted loss from discontinued operations	$--		$(0.48)		$(1.17)	$(0.46)	$(0.03)
Basic earnings (loss) per share	$1.37		$(2.57)		$(2.39)	$(0.92)	$(0.32)
Diluted earnings (loss) per share	$1.31		$(2.57)		$(2.39)	$(0.92)	$(0.92)
SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	2,444		2,114		812	656	197
Marketable debt securities	11,077		4,054		--	--	--
Trade receivables (net of allowance for doubtful
accounts of $ 3,470 and $ 1,553 as of
December 31, 2009 and 2010, respectively)	2,625		2,463		840	857	752
Inventories, net	270		56		1,307	82	197
Total Current Assets	17,992		14,769		6,443	4,236	1,664
TOTAL ASSETS	23,098		20,952		8,935	4,682	2,008
Total Current Liabilities	5,452		8,916		10,424	6,332	4,500
Accrued Severance Pay	323		362		378	304	254
SHAREHOLDERS' EQUITY (DEFICIT)	15,001		9,233		(1,867)	(6,271)	(7,871)

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

Risks Related to Our Business

We have a history of annual operating losses and negative cash flows and may not be profitable in the future.

We have incurred substantial losses and negative cash flows since our inception. We had an operating cash flow deficit in each of 2006, 2007, 2008, 2009 and 2010. As of December 31, 2010, we had an accumulated deficit of approximately $49,344. We incurred net losses of approximately $11,311,000, $12,358,000, $5,085,000 and  $1,965,000 in the years ended December 31, 2007, 2008, 2009 and 2010, respectively. For the year ended December 31, 2006, we would have incurred a net loss of $5,096,000, excluding the extraordinary $10,536,000 capital gain from the sale of the E-ID Division. We expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion; and therefore, we may continue to have net operating losses and negative cash flows for the near future. As a result, we will need to generate significant revenue to achieve annual profitability. Even if we do achieve annual profitability, we may not be able to sustain or increase profitability on an annual basis.

Parts of our operating expense levels are based on internal forecasts for future demand and not on firm customer orders for products or services. Our results may be negatively affected by fluctuating demand for our products and services from one quarter to the next and by increases in the costs of components and raw materials acquired from suppliers.

In 2010 we petitioned the court for a creditor's arrangement under the Israeli Companies Law (the "Creditor Arrangement").  The Creditor Arrangement is supported by a resolution of the general meeting of our shareholders was presented at the meeting of our creditors, and is awaiting final court approval, pending the resolution by the court to an objection to the proposed arrangement filed by Special Situation Funds, one of our major creditors. Should the completion of the Creditor Arrangement occur, we expect to be released from approximately $5,954,000 of our obligations, as of December 31, 2010. However, should the court not approve our request, and in order to continue as a going concern, we may have to sell additional equity or debt securities and reorganize our debt obligations credit facilities; however there is no certainty that we will be successful in this, or complete it in a timely fashion. For more information on the Creditor Arrangement see below in Item 4A. History and Development of the Corporation under "Recent Developments."

We will face a need for additional capital and may need to curtail our operations if it is not available.

We have partially funded our operations through the issuance of equity securities and convertible bonds to investors and may not be able to generate a positive cash flow from operations in the future. Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing or the sale of certain assets of the Company. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing or generate cash from operation, we may be required to reduce the scope of, or cease, our operations. Even if we raise such additional capital, we may be required to reduce the scope of our operations and may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

The current economic and financial crisis may have a material adverse effect on our results.

The crisis of the financial and credit markets worldwide in the second half of 2008 has led to an economic slowdown worldwide, and the outlook for 2011 is uncertain. A continuation or worsening of unfavorable economic conditions, including the on-going credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. We may experience declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders or in the completion of projects, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital.

The capital and credit markets have been experiencing extreme volatility and disruption in recent years. We need liquidity in our day-to-day business activities to pay our operating expenses and interest on our debt.

In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. If our internal sources of liquidity prove to be insufficient, there is a risk that external funding sources might not be available or available at unfavorable terms.

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

We expect to face uncertainty in our revenues from our perimeter security and border control projects associated with the European Airport Project.

The revenues from our European International Airport Project for the years ended December 31, 2007, 2008 and 2009 were $2,182,000, $9,722,000 and $1,961,000, respectively.

Under the terms of our agreement, upon our implementation of the integrated perimeter security system and border control system, the customer was to sign a transmission and acceptance report and we were to enter into the ten-year maintenance period.  As of the filing date of this Form 20-F, the customer has not signed the transmission and acceptance report, and our wholly-owned subsidiary, SBC Aviation Ltd., has not received the final payment from the customer under the agreement in the amount of $465,600.

We derive a substantial portion of our revenue from a small number of customers, and the reduction of sales to any one of those customers could adversely impact our operating results by causing a drop in revenues.

We depend on a limited number of customers for a substantial portion of our revenue. In the years 2008, 2009 and 2010, we derived 84%, 88% and 92%, respectively, of our consolidated net revenue from two customers (one customer in 2010). A substantial reduction in sales to, or loss of, any of our significant customers would adversely affect our business unless we were able to replace the revenue we received from those customers, which replacement we may not be able to find. Specifically, changes that may negatively impact the political or economic stability and environment of the European country, from which we derive most of our consolidated net revenues, could adversely affect our business and future operations in such country.

As a result of this concentration of revenue from a limited number of customers and our increased reliance on active RFID technology resulting from our sale of certain assets and liabilities related to our electronic access control market and our Government Services Division including our CSMS and RAPTOR suites, our revenue has experienced wide fluctuations, and we expect our revenue to continue to experience wide fluctuations in the future. Part of our sales is not recurring sales, therefore quarterly and annual sales levels could fluctuate. Sales in any period may not be indicative of sales in future periods.

We are relying on On Track Innovations Ltd. as a subcontractor in projects not transferred as part of the sale of our E-ID Division.

On December 31, 2006, we sold our E-ID Division to On Track Innovations Ltd. (“OTI”), an Israeli public company (NASDAQ: OTIV). Simultaneously, we entered into a service and supply agreement with OTI under which OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete our obligations with regard to certain projects that were not transferred to OTI (the “Existing Projects”) (see description of this transaction under the caption “The OTI Transaction” in Item 4.A). We will be dependent on OTI to adequately provide such services, products, and materials in order for us to be in good standing under, and successfully complete, these projects. If OTI fails to fulfill its obligations and provide such services and products as necessary for the Existing Projects arising from any reason, it could delay our receipt of revenues for these projects, subject us to certain remedies available to our customers in the Existing Projects, and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

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

We acquired all of the issued and outstanding stock capital of Security Holding Corporation in 2007 and completed the sale of this activity in 2010. Certain unexpected outcomes of this acquisition and sale are not yet known.

In July 2007, we acquired all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”).

Prior to completion of the acquisition, we conducted a due diligence review of SHC; however, we cannot guarantee that all contingent liabilities were brought to our knowledge. A material liability that had not been discovered in the due diligence process, or since, might affect our business.

In January 2010 we completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. acquired in the acquisition of SHC (see a description of this transaction under the caption “History of the Company” in Item 4.A). In connection with the sale, we recognized an impairment of goodwill and intangible assets. Additionally, the sales agreement included an indemnification provision pursuant to which, Vuance Inc. agreed to indemnify the purchaser from and against any claim or liability of Vuance Inc. or of ours, which may be asserted against the purchaser, with the exception of certain business debts and other liabilities agreed to by the purchaser. Should we be required to indemnify the purchaser our financial results could be materially adversely affected.

We acquired substantially all of the assets and liabilities of Intelli-Site, Inc in 2009 and completed the sale of this activity in 2010. Certain unexpected outcomes of this acquisition and sale are not yet known.

In March 2009, we acquired substantially all of the assets and liabilities of Intelli-Site, Inc. (“Intelli-Site”). Prior to completion of the acquisition, we conducted a due diligence review of Intelli-Site; however, we cannot guarantee that all contingent liabilities were brought to our knowledge. A material liability that had not been discovered in the due diligence process might affect our business.

In January 2010 we completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. acquired in the acquisition of Intelli-Site (see a description of this transaction under the caption “History of the Company” in Item 4.A).  In connection with the sale, we recognized an impairment of intangible assets. Also, the sales agreement included an indemnification clause pursuant to which, each of the parties shall indemnify the other upon the occurrence of certain agreed upon events. Should we be required to indemnify the purchaser our financial results could be materially adversely affected.

We may pursue acquisitions or investments in complementary technologies and businesses. We may be unsuccessful in integrating the acquired businesses and/or complementary technologies and businesses, the acquisition of which we may pursue in the future, and such integrations could divert our resources and adversely affect our financial results.

Other than Intelli-Site and SHC, we have not made any other acquisitions. Integrating newly acquired business or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. Consequently, we might not be successful in integrating the acquired businesses, technologies or products into our existing business and products, and might not achieve anticipated revenue or cost benefits. In the future, we may pursue acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis, or at all. Such acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or require us to issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

Our dependence on third-party distributors, sales agents and value-added resellers could result in marketing and distribution delays, which would prevent us from generating sales revenues.

We market and sell some of our products using a network of distributors covering the United States and parts of Europe. We establish relationships with distributors and resellers through agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the distributor. We do not have agreements with all of our distributors. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

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

Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business. Other than the ongoing litigation with Secu-Systems Ltd., as described in Item 8 below under the caption “Legal Proceedings,” we have not been subject to intellectual property litigation to date. On August 8, 2003, we received a letter stating that we may be infringing certain patents of third parties with respect to our hot lamination process for plastic cards. We reviewed the claims made in the letter and we do not believe that our products or technology infringe any third party's patents as claimed in the letter. Since the initial letter, we received another letter dated July 13, 2004 from the same party requesting that we respond to their claim and stating that attractive licenses are available. On August 11, 2004, we responded to this letter and indicated that we were not infringing upon such parties’ patents. To date, no infringement claims have been filed against us in connection with the foregoing letters. We believe that hot lamination of plastic cards is a widely known process that is used by most card manufacturers. Even if it were determined that we are infringing such third party’s patents, we believe that we could use another process to laminate plastic cards without materially affecting our business. On December 2, 2005, we received a letter stating that we may be infringing certain patents of third parties with respect to our former Smart DSMS product for incident response management. We reviewed the claims made in the letter and we do not believe that our products or technology infringe any third party's patents as claimed in the letter. On February 21, 2006, after thorough investigation that included legal counseling, we responded to the letter while declining the claims in the letter. Since the initial letter, we received another letter dated August 1, 2007 from the same party stating that "at least on the surface" it appears that we are infringing one of their patents based on a line written in our website. On September 6, 2007, we responded to this letter and indicated that we were not infringing upon such party’s patents. To date, no infringement claims have been filed against us in connection with the foregoing letters. We believe that our former Smart DSMS product lacked key features recited in each of the claims mentioned because the product did not perform steps of assigning and recording as recited in the party's patent.

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

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain parties, as well as to OTI, with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such parties.

We may be plaintiff or defendant in various legal actions from time to time.

From time to time, we are the defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made. For more information on the above and our ongoing litigation see under the caption “Legal Proceedings” in Item 8.

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

In addition, in many countries the national security organizations require our employees to obtain clearance before such employees can work on a particular transaction. Failure to receive or delays in the receipt of, relevant foreign qualifications could also have a material adverse effect on our ability to obtain sales at all or on a timely basis. Additionally, as foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. If we fail to adequately address any of these regulations, our business will be harmed.

We have sought in the past and may seek in the future to enter into contracts with the U.S. government, and other governments, as well as state and local governmental agencies and municipalities, which subjects us to certain risks associated with such types of contracts.

Most contracts with the U.S. government, and other governments, or with state or local agencies or municipalities (“Governmental Contracts”) are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies, and are scheduled to expire, if the U.S. government, or other governments, or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

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

The U.S. government, or other governments, may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Governmental agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits, and may be subject to investigation, by governmental entities. Failure to comply with the terms of any Governmental Contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay the fines and penalties and prohibiting us from earning revenues from Governmental Contracts during the suspension period.

Furthermore, governmental programs can experience delays or cancellation of funding, which can be unpredictable. For example, the U.S. military’s involvement in Iraq has caused the diversion of some Department of Defense funding away from certain projects in which we participated in the past, thereby delaying orders under certain of our governmental contracts. This may make it difficult to forecast our revenues on a quarter-by-quarter basis.

The markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop our business may not grow as much or as profitably as we hope.

Many of the markets that we target for our future growth are small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or as profitably as we hope. In February 2006, we announced the introduction of a new technology and solution for actively tracking people, objects and assets, Active RFID Tracking Systems (“PureRF”). This new technology was developed in response to growing market demand for asset tracking solutions in the homeland security and commercial markets.

Although we believe the government market is critical to our success in the short term, we believe that both the government and commercial markets will be critical to our long-term success. The development of these markets will depend on many factors that are beyond our control, including the following factors (and other factors discussed elsewhere in the Risk Factors): (i) there can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market to the commercial market; (ii) the ability of the commercial markets to adopt and implement the active RFID solutions; and (iii) the ability of our management to successfully market our technologies to such government and/or commercial entities.

The success of the active RFID business line is dependent on several factors.

The success of our active RFID business line is dependent on several factors, including proper new product definitions, product costs, timely completion and introduction of the new product, differentiation of the new product from those of our competitors, and market acceptance of the product, as well as our existing and potential customers’ varying budgets for capital expenditures and new product introduction. We have addressed the need to develop new products through our internal development efforts and joint development efforts with other companies. In light of the OTI Transaction and the sale of certain assets and liabilities related to our electronic access control market and our Government Services Division including our CSMS and RAPTOR suites, the active RFID product line is anticipated to be our main revenue growth generator in the future. There can be no assurance that we will successfully identify new product opportunities and/or develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

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

In order for us to achieve our growth objectives, our RFID technology must be adapted to and adopted in a variety of areas, including, but not limited to:

•	public safety and emergency;
•	asset management;
•	patient and critical equipment tracking in the health care sector;
•	building automation;
•	patient wandering in the homecare market;
•	transportation applications using active RFID as method of monitoring and control; and
•	access control in such fields as education and health care.

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

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter and from year to year for the following reasons:

•	long customer sales cycles;
•	reduced demand for our products and services;
•	price reductions;
•	new competitors, or the introduction of enhanced products or services from new or existing competitors;
•	changes in the mix of products and services we or our customers and distributors sell;
•	contract cancellations, delays or amendments by customers;
•	the lack of government demand for our products and services or the lack of government funds appropriated to purchasing our products and services;
•	unforeseen legal expenses, including litigation costs;
•	expenses related to acquisitions;
•	other non-recurring financial charges;
•	the lack of availability, or increased cost, of key components and subassemblies;
•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products; and
•	impairment loss of goodwill and intangible assets.

The fair value of Vuance, Inc., our U.S. subsidiary, caused a significant goodwill and other intangible assets impairment loss in 2008 and 2009.

As part of the annual review for impairment in accordance with ASC Topic 350, "Intangibles - Goodwill and Other" in November 2008, we examined the fair value of the intangible assets and the goodwill and in doing so, considered in part, a third party expert services. The valuation referred to Vuance, Inc. as a single reporting unit. The valuation was conducted on a going concern basis. Since Vuance, Inc. is closely-held, and thus without a public market for its ownership interests, the appraisal was conducted according to common appraisal practices, and based on the Free Discounted Cash-Flows ("DCF") method.  In addition, we received market indication with respect to the fair value of Vuance, Inc. in the first quarter of 2009. Based on the above we were required to recognize in 2008 an impairment loss in the amount of approximately $3,235,000.

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

Risks Related to our Location and Incorporation in Israel

Conditions in Israel affect our operations in Israel and may limit our ability to sell our products and services.

We are incorporated under Israeli law and we also operate offices located in Israel. Political, economic and military conditions in Israel may directly affect our operations and business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, as well as in countries bordering on Israel, in varying levels of severity, since September 2000. The election in early 2006 of representatives of Hamas, an Islamic resistance movement, to a majority of seats in the Palestinian Legislative Council and the resulting tension among the different Palestinian factions has created additional unrest and uncertainty. Since February 2011, Egypt is has experienced political turbulence, following the resignation of Hosni Mubarak as president, due to ongoing including protests throughout Egypt, and the appointment of a military regime in his stead, which may damage the current peaceful and diplomatic relations between Israel and Egypt, which would could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries.  This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, such as the armed conflict that occurred during July and August, 2006 between Israel and Hezbollah, a Lebanese Islamist Shiite militia group and political party, which involved rocket attacks on populated areas in Northern Israel, or political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. We cannot predict the effect on us of these uprisings, an increase in hostilities or any future armed conflict, political instability or violence in the region. Any events that affect the State of Israel or the surrounding region may impact us in unpredictable ways. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Generally, all nonexempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. We believe that a maximum of 25% of our employees at any one time, could be called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business, operating results and financial condition may be adversely affected.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Memorandum of Association and Articles of Association, and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders, and to refrain from misusing his power, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital and mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from exploiting any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our Articles of Association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, but provides that remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Certain of our officers and directors and our professional advisors are residents of Israel or otherwise reside outside of the U.S. Vuance Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the U.S. upon us or upon any such officers and directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon the civil liability of Vuance Ltd. or such persons under U.S. federal securities laws. We have been advised that there is some degree of doubt amongst legal experts as to whether Israeli courts would (i) enforce judgments of U.S. courts obtained against Vuance Ltd. or such officers and directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liabilities in original actions against Vuance Ltd. or such officers and directors and professional advisors predicated solely upon such U.S. laws. However, in accordance with the Israeli Law on Enforcement of Foreign Judgments, 1958-5718, and subject to certain time limitations, an Israel court may declare a foreign (including U.S.) civil judgment enforceable if it finds that:

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

We incur expenses for our operations in Israel in New Israeli Shekels ("NIS") and translate these amounts into U.S. dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations, as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency, at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques in the future (which we currently do not use), we will not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price. (See also Item 5, "Impact of Inflation and Currency Fluctuations")

We are unlikely to pay dividends in the foreseeable future and any return on investment may be limited to the value of our ordinary shares.

We distributed a cash dividend to our shareholders on one occasion on August 26, 1997 in the aggregate amount of NIS 1 million and prior to that dividends in the form of bonus shares were distributed on two other occasions. Under the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due.  In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the profits test, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due.  We do not expect to declare or pay cash dividends in the foreseeable future and intend to retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

Risks Pertaining to Ownership of Our Ordinary Shares

Servicing our debt obligations requires a significant amount of cash, and our ability to obtain or generate cash depends on many factors beyond our control.

Should the court not approve the Creditor Arrangement, and  if we are unable to otherwise restructure our debt obligations, our ability to satisfy our debt service obligations, including making the payments under the convertible bonds we issued in November 2006, to Brevan Howard Master Fund Limited ("BH") (which were assigned to Sigma Wave Ltd. (“Sigma”) on August 24, 2010, see Item 4A) and to Special Situation Funds (the “Convertible Bonds”) will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations. In addition, we may need additional capital even to satisfy our present requirements if we undertake large projects or have a delay in one of our anticipated projects. If we fail to raise such additional capital, we may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.  In addition, continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing or the sale of certain of our assets. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restrictions imposed by our debt instruments may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest. Our failure to comply with our obligations under these instruments could lead to an acceleration of our indebtedness.

The indentures governing our debt instruments contain certain covenants that will, among other things, limit our ability and the ability of our subsidiaries to: (i) create liens; (ii) sell or otherwise dispose of assets; (iii) engage in transactions with our affiliates; and (iv) merge or consolidate with another entity or transfer all or substantially all of our assets. These restrictions could limit our ability to obtain future financing, make acquisitions or capital expenditures, withstand economic downturns in our business, the industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that arise.

Our failure to make payments due under our debt instruments, or to otherwise comply with the restrictions or our obligations thereunder, could result in an event of default under such instruments and lead to an acceleration of our related indebtedness. In the event of such a default, we are not certain whether we would have, or would be able to obtain, sufficient funds to make the accelerated payments, and as a result certain lenders would be able to proceed against certain of our assets that secure the debt. In a financing agreement between us and Sigma, which we entered into after the date of the balance sheet but before the issuance of the financial statements, subject to certain conditions and covenants, we will not be required to make repayment of the debt (as of December 31, 2010) under the convertible bond with Sigma prior to January 1, 2012.

As of December 31, 2010, we were in compliance with the covenants under the amended Convertible Bonds agreements with respect to bonds held by Special Situation Funds (“SSF”). As of the filing date of this annual report we were not in compliance with our obligations under the amended Convertible Bonds with respect to bonds held by SSF, which we intend to include within the Creditor Arrangement, but which is currently being opposed by SSF. For more information on the Creditor Arrangement see, Item 4A. History and Development of the Corporation under "Recent Developments". For more information on the Convertible Bonds, see Item 5.B, “Liquidity and Capital Resources,” regarding the amendments to the Convertible Bonds.

The number of ordinary shares that are available for sale upon exercise of our outstanding warrants, options and convertible bonds is significant in relation to our currently outstanding ordinary shares. Sales of a significant number of our ordinary shares in the public market, or the perception that they may occur, may depress the market price for our ordinary shares.

The number of ordinary shares available for sale upon the exercise of our outstanding warrants, options and convertible bonds is significant in relation to the number of ordinary shares currently outstanding. As of December 31, 2010, 7,280,821 of our ordinary shares were outstanding. In addition, we had a total of 1,404,219 ordinary shares issuable upon the exercise of outstanding options, which we have issued to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. As of December 31, 2010, we had a total of 2,157,002 ordinary shares issuable upon the exercise of outstanding warrants issued to investors and consultants, at various prices, which expire between 2011 and 2016. As of December 31, 2010, we had a total of 996,619 ordinary shares issuable upon the conversion of convertible bonds. As of December 31, 2010, our registered capital permitted us to issue up to additional 40,161,339 ordinary shares in connection with future grants of options, warrants, shares and other financial instruments.

Should the court approve our petition for the Creditor Arrangement then we will be required to issue a significant additional number of ordinary shares and warrants convertible into our ordinary shares.

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

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)). As a result, our securities were delisted from The Nasdaq Stock Market and trading in our shares was suspended effective October 1, 2009. Since that date our ordinary shares have been quoted on the Pink Sheets under the ticker symbol “VUNCF”.

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

We have shareholders that are able to exercise substantial influence over us and all matters submitted to our shareholders.

Should the Creditor Arrangement be approved by the District Court in Israel, Sigma is expected to become our majority shareholder (for more information on this arrangement see below in Item 4.A. "History and Development of the Company, under "Recent Developments"). Such ownership interest will give Sigma the ability to influence and direct our activities and Sigma will then be deemed a controlling shareholder under Israeli law. Sigma will have influence over the outcome of most matters submitted to our stockholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act.  On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB," which following our name change on May 14, 2007 became “VUNCF.OB.”  On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC” and the trading of our shares on the OTC Bulletin Board ceased. On October 1, 2009 our shares were delisted from The NASDAQ Capital Market and beginning on the same date, our shares were quoted under the ticker symbol “VUNCF” in the Pink Sheets. For more information and details on the history of the listing of our ordinary shares see under Item 9.A "Offer Listing and Details".

During the fourth quarter of 2005, we established a new Delaware subsidiary (of which we initially owned 80%), Vuance-RFID Inc. (formerly, Pure RF Inc.), which began operations during the first quarter of 2006. During the first quarter of 2006, Vuance-RFID Inc. established a wholly-owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.). Vuance-RFID Inc. and Vuance RFID Ltd. focused on new technologies and solutions for active tracking of people and objects. In February 2007, we purchased the remaining 20% of the stock of Vuance - RFID Inc. from its minority stockholders for an amount of $100,000, whereupon it became our wholly-owned subsidiary. In August 2007, all the employees of Vuance RFID Ltd. were transferred to us, and on December 31, 2007 we purchased all the assets and liabilities of Vuance RFID Ltd. During the year 2008, Vuance-RFID Inc. engaged in an activity to distribute complementary locks and electronic locks. This activity was terminated and it is presented in the financial reports, as discontinued operations.

During the fourth quarter of 2006, we established a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007 and until 2009 focused on executing information technology and security projects.

In 2006 we decided to sell our E-ID Division in order to focus on opportunities in the U.S. for our CSMS business, which we later sold in 2010, and current active RFID tracking businesses, and on December 31, 2006, we sold the E-ID Division to On Track Innovations Ltd., or OTI for 2,827,200 restricted ordinary shares of OTI (of which 212,040 shares were related to consultants, as part of the direct expenses of this transaction). Under the terms of our agreement with OTI, OTI committed to file with the SEC a registration statement covering these ordinary shares and made such filing on April 24, 2007. As of December 31, 2008, we sold all the OTI shares received in the OTI Transaction.

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

On July 3, 2007, we entered, through our wholly-owned subsidiary, Vuance, Inc., into an agreement (the “SHC Purchase Agreement”) to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HOMS.OB (“HMSC”)) and other minority shareholders (collectively, “Sellers”) for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. The closing date of this transaction was August 28, 2007 (“SHC Closing Date”). SHC was a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of the stock capital of SHC, 1,097,426 of our ordinary shares ,which were subject to certain lock up mechanism, were issued to the Sellers. HMSC further agreed that at the SHC Closing Date it will grant an irrevocable power of attorney to our Chairman of the Board of Directors to exercise all voting rights related to its Vuance shares until the sale or transfer of such Vuance shares by HMSC to an unaffiliated third party in an arm’s-length transaction. We guaranteed all of the obligations of Vuance Inc. under the SHC Purchase Agreement. During the fourth quarter of 2007, SHC and its subsidiaries were merged into Vuance Inc.

In September 2007, we announced that we had entered into a definitive agreement to acquire, through our U.S. subsidiary, Vuance Inc., the credentialing division of Disaster Management Solutions Inc., ("DMS") for approximately $100,000 in cash and up to $650,000 in royalties that will be paid upon sales of the advanced first responder credentialing system (named “RAPTOR”) during the first twelve months following the acquisition (the closing was in August 2007). This acquisition complemented our former incident management solutions business and added the RAPTOR to our former CSMS business (both of which were sold in 2010).

On March 25, 2009 we and our subsidiary, Vuance, Inc., completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and Integrated Security Systems, Inc (“ISSI”).  On the date of closing, Vuance, Inc. agreed to pay Intelli-Site $262,000 payable in cash and in our shares (which were subject to a certain lock up mechanism) and included a contingent consideration of up to $600,000 based upon certain conditions.

Certain of the assets and liabilities acquired in the asset purchase agreement with Intelli-Site and ISSI were sold in January 2010, in connection with the sale of certain of the assets and certain of the liabilities of Vuance, Inc.

Should the Creditor Arrangement be approved by the District Court in Israel, we expect to be released from our obligations under the Convertible Bond held by Sigma with the allotment to Sigma of our ordinary shares valued at 40% of our total outstanding debt to Sigma and in consideration for Sigma forgiving the remaining 60% of our outstanding debt under the convertible bond, and in such instance Sigma would then become our majority shareholder.

For information relating to our Convertible Bonds, see Item 5 – Liquidity and Capital Resources.

Recent Developments

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

Simultaneously with execution of the Subscription Agreement, we entered into a Warrant Agreement with the Investor, pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 of our ordinary shares for an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events.  Our shareholders approved and ratified at our annual general meeting held on September 12, 2010, that the purpose of the private placement of the Transaction Shares and Warrant was to provide the Investor with more than twenty five percent (25%) of our issued and outstanding shares in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements.

In March 2010, as part of a significant restructuring of our business operations, our former chief executive officer Eyal Tuchman resigned and we appointed Ron Peer, our former President, as our new chief executive officer.

In July 2010, Ms. Tsviya Trabelsi and Messrs. David Mimon and Menachem Mirski were appointed to our board of directors. Ms. Trabelsi was appointed as chairman of our board of directors in place of Mr. Eli Rozen who also resigned from our board of directors.

In September 2010, Mr. Arie Trabelsi was appointed on behalf of Sigma to serve on our board of directors. In October 2010, Mr. Trabelsi resigned as our director and was appointed as our chief executive officer in place of Ron Peer.

In October 2010, we entered into an agreement for the sale of our entire equity interest in SuperCom Asia Pacific Ltd., for no consideration. As part of this sale, we assigned to the purchaser certain outstanding loans due to us by SuperCom Asia Pacific in the amount of $1.4 million.

Application for Court Approved Creditor Arrangement

At the annual general meeting of our shareholders held on September 12, 2010, our shareholders resolved to afford certain of our major creditors with the opportunity to convert the amounts owed to them into our ordinary shares, by means of a set off against the then total outstanding debt to such creditor, at a price of $0.09 per ordinary share, subject to forgiveness of 60% of our  total outstanding debt to such creditor. Our board of directors was authorized to set all other terms of the creditor arrangement, including, inter alia, its timetable.

On November 3, 2010 we petitioned the Petach Tikva District Court of the Central District in Israel, for the court approval of a Creditor Arrangement in accordance with Section 350 of the Israeli Companies Law 5759-1999. We requested that the court apply the arrangement approved by our shareholders to all of our creditors as of August 10, 2010, or Determining Date, and who were still creditors as of December 17, 2010 and who had submitted a claim of debt no later than January 6, 2011. We requested that pursuant to the proposed arrangement all such creditors (whether secured, preferential (by statute) and unsecured) shall be considered to have released us from our debt obligations towards them as of such date in exchange for the allotment to all such creditors of  our ordinary shares or warrants to purchase our ordinary shares (that are immediately exercisable in a cashless transaction and with expiry date of December 31, 2012) at a price of $0.09 per ordinary share, valued at 40% of our total outstanding debt to our creditors and in consideration for which the creditors would forgive the remaining 60% of the outstanding debt.

As of the Balance Sheet date, based on the opinion of our legal advisors, we repaid certain creditors with total outstanding debt of $271,000, in connection with arrangements that are not subject to any further approvals or other conditions. We granted those certain creditors a total of 1,206,142 warrants to purchase our ordinary shares (see also Note 14f(2) of our financial statements). In connection with the proposed Creditor Arrangement, we have proposed the same arrangement to certain other creditors with a total debt amount of approximately $5,954,000 as of December 31, 2010.

The completion of the Creditor Arrangement is subject to the approval of the Petach Tikva District Court in Israel.

In the event of the final approval of the Creditor Arrangement by the District Court in Israel, Sigma which, prior to its acquisition of a certain convertible bond from BH (for more information on the convertible bond see Item 4.A, “History of the Company” and Item 5.B, “Liquidity and Capital Resources”) held 5.48% of our issued and outstanding share capital, and controlled via voting agreements an additional 11.14% of our issued and outstanding share capital, would then become our majority shareholder. All of the voting agreements with Sigma will be terminated upon completion of the creditor arrangement.

On March 30, 2011 we entered into a financing agreement with Sigma that entitles us to refinance the short-term obligations under certain convertible bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all of our requirements to pay our debts to it under Sigma's Convertible Bond, relating to principal and interest, as of December 31, 2010, to January 1, 2012. As of the date of the agreement we met the required covenants and according to our management assessment it is not considered probable that we will fail to meet such covenants until December 31, 2011. In addition, the agreement requires that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. For more information on the convertible bonds see Item 5 – Liquidity and Capital Resources.

On February 10, 2011 we received a credit line in an aggregate amount of $100,000 from an Israeli bank. The credit line is secured by a personal guarantee provided by our CEO and by the Chairman of our board of directors.

Principal capital expenditures and divestitures

 From January 1, 2010 to December 31, 2010, our capital expenditures totaled approximately $4,000 (compared to $100,000 during 2009 and $73,000 during 2008), of which approximately $4,000 (compared to $7,000 during 2009 and $39,000 during 2008) can be attributed to our facilities in Israel, and approximately $0 (compared to $93,000 during 2009 and $34,000 during 2008) can be attributed to various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2011, our capital expenditures totaled approximately $2,000.

See Item 4  - History of the Company for information on our sale of SuperCom Asia; the sale of certain assets and liabilities of Vuance Inc., related to our Government Services Division; and the sale by Vuance, Inc., of certain of its assets and liabilities related to our electronic access control market.

Corporate information

Our headquarters is located in Israel at Sagid House “Ha’Sharon Industrial Park,” Qadima 60920, Israel and our telephone number is +972-9-889-0800. Our U.S. offices are located at Oak Creek, Wisconsin. Our Internet website address is http://www.vuance.com. The information contained on our corporate websites is not a part of this annual report.

Our agent for SEC matters in the U.S. only is our subsidiary, PureRFid Inc., whose address is 9817 S. 13th Street, Oak Creek WI 53154, telephone number (414)301-9435.

B.	Business Overview

From 1988 through 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa.  As described in Item 4.A (“History and Development of the Corporation”) above, we decided to sell our E-ID Division in 2006 to focus on opportunities for our RFID and former CSMS businesses (sold in 2010).

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

Our Products

Consequently, since 2010, we currently offer the following principal product suite to our customers:

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

Our Strategy

In 2006, we sold our E-ID division in order to focus on opportunities mainly in the U.S. for our active RFID enabled solutions and CSMS businesses. The sale was completed on December 31, 2006 (See a description of this transaction in Item 4.A above).  In August 2007, we completed the acquisition of SHC, a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. In January 2010, we completed the sale of certain of the assets acquired in the acquisition of SHC, including our Electronic Access Control Suite and our Credentialing & Incident Management Suite to focus our sales and marketing efforts on our core competencies, active RFID technology and our PureRFid Suite.

Our three-pronged sales strategy is to:

•	Develop strong strategic relationships with our business partners, including our systems integrators and distributors who introduce our solutions into their respective markets.

•
Employ dedicated sales teams to work closely with such business partners. Since January 2010, our sales teams focus on active RFID sales through leading system integrators. Our sales teams customize and adapt solutions that can then be installed and supported by these business partners.

•	Expand our active RFID sales into other geographical areas such as Europe, Israel and Far East.

We have a multi-pronged approach to growth:

•	Grow organically:

1.	Increase existing products’ value (e.g., offer products which are smaller, better and cost effective);
2.	Identify new applications for existing products and solutions;
3.	Develop new products/solutions that meet clients’ needs; and
4.
Build a superior sales force. We are dedicating sales teams, coordinated through our U.S. and Israel corporate offices to sell more products/solutions through our growing number of business partners. Cross-selling products and solutions will increase sales to existing customers and create new opportunities.

•	Make synergistic acquisitions. Continue to “leapfrog” growth through strategic acquisitions of companies with complementary products and/or relations with business partners.

Due to our strategies, we are emerging as a RFID enabled security solution provider in fast growing markets, such as public safety, educational & health care facilities. This is accomplished because of our unique combination of in-house security products, superior technology and team expertise coupled with non-organic synergies.

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

We currently concentrate our marketing efforts for our RFID technology in the U.S., Europe and Israel.

In order to expand our presence, we may pursue acquisitions of one or more companies that have an existing customer base and proved revenues or that can otherwise offer us business synergies.

Identifying New Applications for Our Technologies

Our management and its external advisors are working to identify new applications for our technologies in the security, transportation, healthcare, supply chain, energy and other markets. At a time when both government and the private sector are faced with unprecedented challenges to protect public safety and personal privacy, we expect to extend our forward-looking technologies to the U.S. market and to other geographical regions.

Leveraging Knowledge and Experience

We believe that our exposure to the governmental market and experience in customizing solutions in our former E-ID Division will contribute to our ability to develop and market products in our wireless ID market. We intend to leverage such knowledge and experience in order to respond to the needs of existing and potential customers in the security and other markets.

Seeking Partnerships With Other Relevant Companies

To bolster our sales and marketing efforts, we may seek to partner with distributors that can offer us new relationships within the commercial sector as well as with government agencies and help us increase our geographic breadth and penetrate other selected vertical markets. In addition, we may seek to partner with system integrators experienced in handling large-scale security projects. Finally, we may seek to enter into strategic partnerships with companies that offer technologies that complement ours.

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

Product

We expect our PureRFid Suite, a complete location position (LP) system solution based on active RFID tag technology, to offer commercial customers and governmental agencies enhanced asset management capabilities. The system can be deployed in physical security applications. The basic components of our PureRFid Suite include:

•	an active tag, which contains a microchip equipped transmitter, an antenna, a capacitor and battery attached to the item to be identified, located or tracked;
•	a web-based management system, which captures and processes the signal from the active tag, and may be configured to provide an alert upon the occurrence of a trigger event;
•	one or more wireless receivers; and
•	the tag's initializer, which is used to configure the PureRFid tags.

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

Customers

Our customers are also our business partners, i.e., system integrators and distributors who introduce our solutions into their prospective markets. These include: Precision Time Systems, East Coast Gate, Tri-Cor International Inc. Carolina Time Equipment Co., Inc., , PSA Security Network, RSH Protection, SFI Electronics, Inc., Smith & Wesson Security, Zimy Electronics Inc.

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

Former E-ID Division

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. Our applications and solutions included e-passports, visas and other border entry documents, national identification and military, police and commercial access identification. As detailed above, in 2006, we decided to sell our E-ID division in order to focus on opportunities in the U.S. for our active RFID (and CSMS businesses, which we sold in 2010).

In our E-ID Division, we developed a fully automated production line for picture identification contactless smart cards, and offered our customers raw materials, maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for governmental and commercial customers. As described above, as of the selling date of the E-ID division to OTI, OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI (the “Existing Projects”). The customers and contracts of our E-ID Division in 2008, 2009 and 2010 included the following:

•
A contract for a national multi-ID with a European country - In 2006, we entered into an agreement with a European country which we estimate will generate approximately $50 million in revenues during the 10-year term of the project. Under the agreement we will provide the end-to-end system for a national multi-ID issuing and control system. There can be no assurance, however, that we will realize the full estimated value of this agreement.

The project, which commenced during the third quarter of 2006, involves the implementation of an end-to-end national ID issuing and control system based on our Magna system and includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards.

•	Other Projects – including:

•	Passports and ID Cards - Africa
•	Passports - Hong Kong
•	Biometric Visa system to a European Government
•	Automated Smart Card Production System to a European Government
•	E-Passport with a European Country

Security and Border Control

In 2007, we entered into a definitive agreement (the “Agreement”) with a European international Airport to provide an integrated perimeter security system and a border control system. The establishment of the security and control system began during the third quarter of 2007. Under the current contract, once the system has been fully implemented and a transmission and acceptance report is signed by the customer, we shall enter the ten-year maintenance period that could generate an additional $620,000 in annual revenues.

Research and Development

Our past research and development efforts helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $1.7 million, $0.9 million, and $0.4 million on research and development in 2008, 2009 and 2010, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of Active RFID. We will continue to research and develop new technologies for RFID. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We currently have 4 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of PureRFid, Inc., which markets our products in the U.S. We are also represented by several independent distributors and resellers with which we often have distribution agreements.

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

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2008	2009	2010
	Total	Total	Total
	revenues	revenues	revenues

Europe	$15,193	$8,180	$6,770
Asia Pacific	310	76	-
Africa	350	-	-
United States	1,965	976	536
Israel	294	72	73

	$18,112	$9,304	$7,389

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2008	2009	2010

Raw materials and equipment	$15,048	$6,884	$3,822
Maintenance, royalties and project management	3,064	2,420	3,567

	$18,112	$9,304	$7,389

Customer Service

We believe that customer support plays a significant role in our sales and marketing efforts and in our ability to maintain customer satisfaction, which is critical to our efforts to build our reputation and grow in our existing markets, as well as to our efforts to penetrate and grow in new markets. In addition, we believe that our interaction with our customers and the customers’ feedback involved in our ongoing support functions provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under separate, tailor made agreements. We provide our service through customer training, local third-party service organizations, our subsidiaries, or our personnel, including appropriate personnel sent from any of our offices in U.S., or Israel. We generally provide our customers with a warranty for our products for 12 months. Costs incurred annually by us for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

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

Our manufacturing consists of a range of RFID products solutions. We outsource the manufacturing for our PCB to a number of different suppliers. We sometimes commit to a long-term relationship with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and then tested, assembled, and retested. Other products are off-the-shelf products, which we purchase from a number of different suppliers.

Some of the activities for Existing Projects, such as purchasing, logistics, making integration, installation and testing, are done by third parties according to our instructions and under our supervision.

Competition

We assess our competitive position from our experience and market intelligence, and from reviewing third party competitive research materials.

We believe that Zebra, RF Code, Axcess, Ekahau, Wave Trend, VT and Aeroscout are potential competitors, in niche areas, to us with respect to our active RFID tracking products.

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

Due to the developing nature of the markets for our active RFID products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

Intellectual Property

Our ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, copyright, trade secret and other intellectual property laws, employee and third-party nondisclosure agreements, licensing and other contractual arrangements. However, these legal protections afford only limited protection for our proprietary technology and intellectual property.

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

Employees

As of December 31, 2010 we had 17 full-time employees, compared to 37 full-time employees as of December 31, 2009.  (See the discussion under the caption “Employees” in Item 6.D.)

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

The diagram below shows Vuance Ltd.'s holdings in its subsidiaries and affiliates as of May 31, 2011:

Vuance
Ltd.
SuperCom
Slovakia A.S.
66%
Vuance
Inc.
100%
Vuance
RFID
Inc.
Vuance RFID
Ltd.
100%
PureRFid
Inc.
100%
100%
S.B.C.
Aviation Ltd.
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

S.B.C Aviation Ltd.
S.B.C Aviation Ltd., incorporated in Israel in the fourth quarter of 2006, is our wholly-owned subsidiary, which commenced operations in 2007, and focused until 2009 on executing information technology and security projects.

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

SuperCom Asia Pacific Limited (“SuperCom Asia Pacific”)
SuperCom Asia Pacific, incorporated in Hong Kong, had been our wholly-owned subsidiary since November 2003, and had been responsible for our sales and marketing efforts in Asia Pacific. In the third quarter of 2009, we began to wind down operations of SuperCom Asia Pacific. We sold our entire equity interest in SuperCom Asia Pacific, for no consideration pursuant to a purchase agreement entered into on or about October 21, 2010.

D.	Property, Plants and Equipment

We do not own any real estate.

We lease approximately 682 square meters of facilities in Qadima, Israel under a one-year lease contract, currently expiring on October 31, 2011. According to the agreement, the monthly fee is approximately $7,700.

Vuance, Inc. leases a facility in Peachtree City, GA of approximately 465 square meters for an average monthly fee of $2,800. The lease commenced on March 1, 2008 and expires on February 28, 2013.

Vuance, Inc. also leased a facility in Rockville, Maryland of approximately 219 square meters for an average monthly fee of $5,000, which was subleased for a monthly fee of $4,200. The lease commenced on December 1, 2007 and expired on February 28, 2011.

In 2009, Vuance, Inc. signed a lease agreement in Oak Creek, Wisconsin, which was amended on February 23, 2011, of approximately 557 square meters for an average monthly fee of $3,800. The lease commenced on April 1, 2010 and expires on March 31, 2015.

All such leased properties in the U.S. consist of office space for management, administrative, operation, sales and marketing activities.

The total annual rental fees, net of rent income from subleases, for 2008, 2009 and 2010 were $440,000, $331,000 and $121,000, respectively. The total annual lease commitments for 2011 are $166,000.

All assets are held in the name of Vuance Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2008, 2009 and 2010:

	December 31,
	2008	2009	2010
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$354	$320	$262
Office furniture and equipment	193	198	197
Leasehold improvements	39	46	45

	586	564	504
Accumulated depreciation:
Computers and peripheral equipment	243	270	244
Office furniture and equipment	103	110	120
Leasehold improvements	22	27	30

	368	407	394

Depreciated cost:	$218	$157	$110

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were $73,000 $77,000 and $47,000, respectively.

ITEM 4A.    Unsolved Staff Comments.

Not applicable.

ITEM 5.    Operating and Financial Review and Prospects.

A.	Operating results

The following section should be read in conjunction with our consolidated financial statements and the related notes thereto, which have been prepared in accordance with U.S. GAAP and which are included in Item 18. Some of the statements contained in this section constitute “forward-looking statements.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. (See “Note Regarding Forward Looking Statements” at the beginning of this report, and “Risk Factors” In Item 3.D)

Revenues

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation). The sale of products involves the sale of active RFID products and existing e-ID project. Following delivery of such products, usually revenues from the sale of such products generated..

Our products are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement.

Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the extent of the technology licensing. As a result, our gross profits from each project may vary significantly.

Our research and development expenses consist of salaries and related, raw material, subcontractors, depreciation costs and overheads allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related, commissions earned by sales and marketing personnel, trade show, promotional expenses and overheads allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related, allocated overheads, office supplies and administrative, costs  of our board of directors, legal, human resource, information technology, depreciation, and professional service fees, including legal counsel, insurance and audit fees.

Net Income (Loss)

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and comparisons over longer periods of time may be more meaningful. The nature of our certain expenses is mainly fixed or semi-fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis.

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

Revenue Recognition

We generate our revenues from the sale of products, maintenance, royalties and long term contracts including training and installation. The sale of products currently involves the sale of active RFID products and existing e-ID project. We sell our products in the U.S. through distributors and our local subsidiary, PureRFid, Inc., and directly throughout the rest of the world.

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

We recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  We measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable in each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2010, no such estimated losses were identified. As of December 31, 2010, all the long-term contracts were completed and their related revenues were recognized in full. We believe that the use of the percentage of completion method is appropriate, since we have the ability, using also independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs.  In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and the terms of settlement. In all cases, we expect to perform our contractual obligations and the parties are expected to satisfy their obligations under the contract. In contracts that do not meet all the conditions mentioned above, we utilize zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy. Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by us in advance and is according to specific terms and conditions. As of December 31, 2010 we had an allowance for customer's returns in an insignificant amount.

Our warranty period is typically 12 months. Based primarily on our historical experience, we do not provide for warranty costs when revenue is recognized, since such costs are not material.

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

We are entitled to royalties upon of the issuance of a certificate. Such royalties are recognized when the sales are reported to us (usually on a monthly basis).

Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to specific debts that we have determined to be of doubtful collection.

We perform ongoing credit evaluations of our customers' financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $3,470,000 and $1,553,000 at December 31, 2009 and 2010, respectively.

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

During 2008, we recorded an impairment of goodwill in an amount of $3,235,000.

Due to the sale of activities in January 2010 (see above), we recorded in 2009 an impairment loss of the entire remaining balance of the goodwill which was attributed to the components sold in an amount of $685,000 and in addition we recorded an impairment loss of certain other intangible assets in an amount of $434,000.

Going concern

We incurred substantial losses and negative cash flows from operations since our inception. We had an operating cash flow deficit in each of 2008, 2009, and 2010. As of December 31, 2010, we had an accumulated deficit of approximately $49,344,000. We incurred net losses of approximately $12,358,000, $5,085,000 and $1,965,000 in the years ended December 31, 2008, 2009 and 2010, respectively. We may continue to have an annual net operating losses and negative cash flows for the near future, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion. As a result, we will need to generate significant revenue to achieve annual profitability. Even if we do achieve annual profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of our current operations after utilizing our current cash reserves and other current assets is dependent upon the generation of additional financial resources. As described in Item 4.A under the caption “Recent Development”, we wishes to complete the Creditor Arrangement, which is pending approval by the District Court in Israel, and also are seeking to raise funds either via issuance of additional equity or through receipt of additional bank credit lines. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2008, 2009 and 2010 expressed as a percentage of total revenues.

	2008(**)	2009	2010

Revenues	100%	100%	100%
Cost of revenues	38.3	36.2	27.8
Gross profit	61.7	63.8	72.2
Operating expenses
Research and development	9.6	9.7	5.2
Selling and marketing	54.7	55.1	59.6
General and administrative	14.4	17.7	26.9
Other (income) expenses	- (*)	1.3	(5.4)
Total operating expenses	78.7	83.8	86.3
Operating loss	(17.1)	(20)	(14.2)
Financial expenses, net	(17.0)	(6.7)	(9.2)
Loss before income tax	(34.1)	(26.7)	(23.4)
Income tax	(0.8)	(0.8)	(0.7)
Loss from discontinued operations	(33.3)	(27.1)	(2.6)
Net loss	(68.2)	(54.6)	(26.6)

(*) Less than 0.1%.
(**) Due to the sale of certain business activities in January 2010, as described in Item 4 above, those business activities are presented as discontinued operations in accordance with U.S. GAAP.

Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our revenues from continuing operations in 2010 were $7,389,000, compared to $9,304,000 in 2009, a decrease of 21%. The decrease in our revenues from continuing operations is primarily due to a completion of large airport control system in a European country during 2009.

Gross Profit

Our gross profits from continuing operations in 2010 were $5,332,000 compared to $5,939,000 in 2009, a decrease of 10%. The gross profit margin for the year 2010 was 72% compared to 64% in 2009. The increase in gross profit margin attributed to changes in our mix of revenues.

Expenses

Our operating expenses from continuing operations in 2010 were $6,380,000, compared to $7,807,000 in 2009, a decrease of 18%. The decrease in operating expenses from continuing operations was primarily due a decrease in Research and development expenses, in Selling and marketing expenses and in Other expenses (income).

Research and development from continuing operations expenses consist primarily of salaries and related, raw material, subcontractors, depreciation and amortization costs and overheads allocated to research and development activities. Our research and development expenses from continuing operations in 2010 were $386,000, compared to $898,000 in 2009, a decrease of 57%. The decrease in our research and development expenses from continuing operations was primarily due to a decrease in stock-based compensation accounted for in 2009.

Sales and marketing expenses from continuing operations consist primarily of salaries and related, commissions earned by sales and marketing personnel and partners, trade shows and overheads allocated to selling and marketing activities, as well as depreciation and amortization expenses and travel costs. Our sales and marketing expenses from continuing operations in 2010 were $4,405,000, compared to $5,131,000 in 2009, a decrease of 14%. The decrease in the sales and marketing expenses from continuing operations was primarily due to the decrease in revenues.

General and administrative expenses from continuing operations consist primarily of salaries and related, allocated overheads, office supplies and administrative, costs  of our board of directors, bad debts expenses, human resource, information technology, depreciation and amortization, and professional service fees, including legal counsel, insurance and audit fees. Our general and administrative expenses from continuing operations in 2010 were $1,985,000, compared to $1,648,000 in 2009, an increase of 20%. The increase in general and administrative expenses from continuing operations was primarily due to an increase in legal expenses in year 2010.

Additionally, other (income) expenses from continuing operations consisted in 2010 other income associated with the selling of our Hong Kong subsidiary and with debt restructuring. Other expenses from continuing operations in 2009 consisted of expenses that relate to litigations that settled during the reported period as described in "Legal Proceedings" in Item 8 and accruals related to legal proceeding exposures. Our other income from continuing operations in 2010 were $396,000, compared to other expenses of $130,000 in 2009.

Financial Expenses, net

Financial expenses from continuing operations consist primarily of interest related to our Convertible Bonds, bank’s fees and exchange rate expenses. Financial expenses from continuing operations for the twelve months ended December 31, 2010 and 2009 were $678,000 and $620,000, respectively. The increase in financial expenses from continuing operations is mainly due to an increase in financial expenses with respect to our Convertible Bonds and due to an increase in exchange rate expenses arise from the decline in the NIS/dollar rate.

Income Tax

Income taxes from continuing operations are mainly expenses related to withholding tax at source related to our project with a European country. Income taxes on income from continuing operations for the twelve months ended December 31, 2010 and 2009 were $50,000 and $71,000, respectively. The decrease is mainly due to a one-time allowance for income taxes recorded in 2009 in relation to our Israeli subsidiary.

Loss from discontinued operations

Loss from discontinued operations for the twelve months ended December 31, 2010 and 2009 were $189,000 and $2,526,000, respectively. The loss from discontinued operations is attributed to the sale of our EAC and CSMS businesses, which were sold in January 2010.

Net Loss

As a result of the factors described above, our net loss in 2010 was $1,965,000, compared to a net loss of $5,085,000 in 2009.

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

Income Tax

Income taxes from continuing operations are mainly expenses related to withholding tax at source related to our project with a European country. Income taxes from continuing operations for the twelve months ended December 31, 2009 and 2008 were $71,000 and $137,000, respectively. The decrease is mainly due to a change in the percentage of the withholding tax at source.

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

Impact of Inflation and Currency Fluctuations

Because the majority of our revenue is paid in or linked to the U.S. dollar, we believe that inflation and fluctuation in the NIS/dollar exchange rate has limited effect on our results of operations. However, a portion of the cost of our Israeli operations, mainly personnel, is incurred in NIS. Because some of our costs are in NIS, inflation in NIS/dollar exchange rate fluctuations does have some impact on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a delayed basis, by a devaluation of the NIS in relation to the dollar.

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

In 2010, the rate of appreciation of the NIS against the U.S. dollar was 6% and the rate of inflation, in Israel, was 2.7%. It is unclear what the devaluation/evaluation and inflation rates will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or the evaluation of the NIS against the U.S. Dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2010, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary or advisable to offset these risks.

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

As applicable to us, the update became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the disclosures of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years (fiscal 2011 for us). The adoption of the new guidance did not have a material impact on our financial position, results of operations or cash flows. Moreover, the adoption of the provisions that will be effective in 2011 is not expected to have a material impact on our financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources

Net cash used in operating activities for the twelve months ended December 31, 2010 was $1,212,000 compared to $1,661,000 during the period ended December 31, 2009, a decrease of $449,000, or 27%. This decrease was primarily due to an increase in inventory of $132,000 compared to a decrease in inventory of $1,008,000 during 2009; due to an increase in advances from customers of $973,000 in 2010 compared to a decrease of $1,484,000 in 2009; due to a decrease in net loss from $5,085,000 in 2009 to $1,965,000 in 2010 and due to an impairment loss in the amount of $1,119,000 recorded in 2009 which was not recorded in 2010.

Net cash provided by investing activities during the period ended December 31, 2010 was $639,000, compared to $1,676,000 during the period ended December 31, 2009, a decrease of $1,037,000. This decrease was primarily due to a decrease from proceeds from restricted cash deposits, net.

Net cash provided by financing activities during the year ended December 31, 2010 was $114,000, compared to net cash used in financing activities during the year ended December 31, 2009 of $171,000, an increase of $285,000 which attributed primarily to issuance of share capital during 2010.

As of December 31, 2010, our cash and cash equivalents totaled $197,000, compared to $656,000 as of December 31, 2009. Restricted cash totaled $130,000 as of December 31, 2010, compared to $330,000 as of December 31, 2009. The decrease in restricted cash deposit is related to a bank deposit to secure a documentary credit to a supplier, related to our certain project with a European country which was paid to the supplier. Restricted cash is invested in a deposit, which mature within up to one year, and is used to secure agreements with a supplier.

We have accumulated net losses of approximately $49,344,000 from our inception through December 31, 2010.

Since May 1999, we have funded operations primarily through cash generated from our initial public offering on NASDAQ Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), and, to a lesser extent, from our sale of the shares of our former subsidiary, InkSure Technologies, Inc., from borrowings from financial institutions, from private placements of our ordinary shares and warrants to purchase our ordinary shares, in 2004, 2005 and 2010,  from issuance of convertible bonds and warrants, from the sale of certain activities of Vuance Inc. in January 2010, and in 2006, 2007 and 2008 from the sale of OTI shares that were received from the sale of the E-ID Division to OTI. As of December 31, 2010, our principal source of liquidity was $197,000 of cash and cash equivalents. As of December 31, 2010, we had $5,247,000 of debt outstanding relating to obligations under our Convertible Bonds, accrued expenses of $2,244,000, advances from customer of $1,010,000 and an obligation for severance pay to Israeli employees of $254,000, of which $234,000 is already covered by monthly deposits to severance pay funds and insurance policies.

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

In November 2006, we raised $3,156,500 through the issuance of units consisting of convertible bonds, or the Convertible Bonds and warrants. Units valued at $2,500,000 were issued to Brevan Howard Master Fund Limited or “BH”  and units valued at $656,500 were issued to Special Situation Funds (SSF), based on the participation rights provided in a private placement during 2005, which were existing shareholders of us. According to their original terms the Convertible Bonds matured three years from the date of issuance and bore interest at an annual rate of 8%. The Convertible Bonds provided that any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bonds); and payment of interest will be net of any tax. Subject to certain redemption provisions, the Convertible Bonds may be converted at any time, at the option of the holders, into our ordinary shares at an original conversion price of $5 per share. The holders were also granted warrants entitling them to acquire a total of 134,154 ordinary shares  at an original exercise price of $5 per share during the next five years. In respect of this transaction, we paid approximately $215,000 cash as issuance expenses and granted an option to acquire up to 25,000 of our ordinary shares to a third party, exercisable at an original $5 per share. The fair market value of this grant was $ 40,000.

Pursuant to their terms, if we fail to fulfill certain conditions of the Convertible Bonds, the holders may accelerate repayment of the principal amount of $3,123,500 of the Convertible Bonds, in which case all interest payable up to the maturity date will immediately become due and payable.

We have determined that the embedded conversion feature should not be separated from the host instrument because it is qualified for equity classification. Therefore the transaction was accounted for in accordance with ASC Topic 470 – 20, “Debt – Debt with Conversion and Other Options”.

In November 2007, due to a breach of certain conditions of the Convertible Bonds, the holders had the right to accelerate the repayment of the principal with all the interest payable until the maturity date of the bonds. However, we signed an amendment to the agreement with the holders under which we were required to pay to one of the holders interest in the amount of$276,000 (together with any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the Convertible Bonds)) and with respect to the other holder we changed the conversion ratio of the Convertible Bonds to $4.25. In a consideration the holders waived their right to accelerate the repayment of the Convertible Bonds. We accounted for the amendment as a modification of the Convertible Bonds.

In June 2008, following a breach in the amended terms of the Convertible Bonds, we reached an agreement with BH, pursuant to which, among other things, BH waived the requirement that we comply with certain covenants under its Convertible Bonds, in exchange for:

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

4.	Our granting of certain anti-dilution rights with respect to the warrants held by BH.

In addition, it was agreed that under certain circumstances BH may demand an early payment in part or in full of the principal amount of its Convertible Bond. We accounted for the amendment as an extinguishment of the Convertible Bonds.

Due to the breach of certain of the covenants under the Convertible Bonds, we had to recognize, in 2008, financial expenses in the amount of $553,000, to accelerate deferred expenses in the amount of $138,000 and to accelerate the remaining discount amounts (attributed to warrants and beneficial conversion feature) in the amount of $724,000. In addition, as of December 31, 2008, the Convertible Bond was classified as a current liability.

On August 12, 2009, we  entered into an agreement with BH to make additional amendments to certain terms of its Convertible Bond, (the “Amendment Agreement”), pursuant to which, in exchange for security in certain of our assets, including all incomes and/or rights in connection therewith to which we and our Subsidiaries are and shall be entitled to as a result of certain legal proceedings involving our Slovakian subsidiary SuperCom Slovakia, and all amounts in connection with the project related to the legal proceedings, BH agreed to (a) waive the requirement that we comply with and (b) amend certain provisions of, its Convertible Bond including, (i) increasing the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) releasing us from certain payments upon the completion of certain payments of principal and interest due under the Convertible Bond, (iii) making monthly payments of $41,000 against the total amount due under the Convertible Bond over an eight (8) year period, and (iv) increasing the number of warrants granted to 159,375 and amend their exercise price of all the warrants to $0.40 per share. The modification was determined to be a debt extinguishment.

For more information on the legal proceedings involving SuperCom Slovakia, see Item 8 – Legal Proceedings.

On November 9, 2009, we entered into an amendment agreement with Special Situation Funds or “SSF”, the holder of the Convertible Bond in the amount of $623,565, pursuant to which, in exchange for a security in certain of our assets, SSF agreed to (a) waive its requirement that we comply with  and (b) amend certain provisions of, its Convertible Bond including, (i) increasing the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) releasing us from certain payments upon the completion of certain payments of principal and interest due under its Convertible Bond, (iii) making monthly payments of $10,000 against the total amount due under the Convertible Bond over an eight (8) year period, (iv) reducing the exercise price of the Convertible Bond and the warrants to $3 and $0.4, respectively and, (v) increase the number of warrants granted to 31,238. The modification was determined to be a debt extinguishment.

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

As of December 31, 2009 we were in compliance with covenants under the amendment Convertible Bond agreements.

In January 2010, we have received the investors’ consent to sell our EAC and CSMS businesses (as described in Item 4). In addition, we created a specific (fixed) charge in favor of the investors on the intellectual property rights belonging to our remaining RFID business.

On August 24, 2010, BH entered into an Absolute Assignment and Transfer of Bond and Warrant (“Assignment”) with Sigma Wave Ltd. (“Sigma”), an Israeli company and our major shareholder. Pursuant to the Assignment, BH transferred to Sigma all of its rights in the BH Convertible Bonds and warrants.

The Assignment had no impact on our assets or liabilities or our financial results.

In 2010 we petitioned the Petach Tikva District Court to approve the Creditor Arrangement. (For more information on the Creditor Arrangement see above in Item 4A. History and Development of the Corporation under "Recent Developments.")  We requested that pursuant to the proposed arrangement all creditors (whether secured, preferential (by statute) and unsecured) shall be considered to have released us from our debt obligations towards them as of such date in exchange for the allotment to all such creditors of  our ordinary shares or warrants to purchase our ordinary shares (that are immediately exercisable in a cashless transaction and with expiry date of December 31, 2012) at a price of $0.09 per ordinary share, against 40% of our total outstanding debt to our creditors and in consideration for which the creditors would forgive the remaining 60% of the outstanding debt. The Creditor Arrangement was approved by a general meeting of our shareholders as well as a meeting of our creditors, and is awaiting final court approval, pending the resolution by the court to an objection to the proposed arrangement filed by Special Situation Funds, one of our major creditors. Should the completion of the Creditor Arrangement occur, we will be required to issue a significant additional number of ordinary shares and warrants convertible into our ordinary shares and we will be released from approximately $5,954,000 (as of December 31, 2010) of our obligations. However, should the court not approve our request, and if we are unable to otherwise restructure our debt obligations, our ability to satisfy our debt service obligations, will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary.

On March 30, 2011, we entered into a financing agreement with Sigma that entitles us to refinance the short-term obligations under the Convertible Bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all mature amounts, relating to principal and interest, as of December 31, 2010, to January 1, 2012. As of the date of the agreement we met the required covenants and according to our management assessment it is not considered probable that we will fail to meet such covenants until December 31, 2011. In addition, the agreement requires that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. As a consequence of the financing agreement, as of December 31, 2010, our total outstanding debt to Sigma under the Convertible Bonds is $4,262,000, of which $2,453,000 is presented among convertible bonds (long-term balance) and $1,810,000 is presented among long-term loan and others.

As of December 31, 2010, we were in compliance with the covenants under the amended Convertible Bonds agreements with respect to bonds held by SSF.

As of the filing date of this annual report, however, we were not in compliance with the covenants under the amended Convertible Bonds with respect to bonds held by SSF due to the legal proceeding held in the District Court in connection with our petition to the District Court for approval of the Creditor Arrangement (see also Item 4.A under the caption “Recent Developments”). We intend to include the Convertible Bonds held by SSF within the Creditor Arrangement. The petition, however, is subject to final approval of the District Court, pending the resolution by the District Court to an objection to the proposed arrangement filed by SSF.

On December 31, 2006, we concluded the sale of our E-ID division to On-Track Innovations Ltd., or OTI (the "OTI Transaction") for consideration which consisted of 2,827,200 restricted ordinary shares of OTI.

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

The direct expenses included, inter alia, the fair value of 212,040 shares out of the shares received by us from OTI that were transferred to consultants, as a finder and legal fee, in connection with the transaction.

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

In January  2010, Vuance, Inc., our wholly-owned subsidiary, completed the sale of certain of its assets and certain of its liabilities related to our electronic access control market as well as our Government Services Division, pursuant to  certain agreements signed at that time.

For additional information on the sale of these businesses please see Item 4.A under "History of the Company".

On March 22, 2010, we entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing we issued 1,538,461 ordinary shares of the Company (the “Transaction Shares”) in consideration of a one-time cash payment in the amount of $200,000.

Concurrent with the issuance of the Transaction Shares, we entered into a Warrant Agreement with the Investor, pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 of our ordinary shares at an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events.

During the period from January 1, 2010 to December 31, 2010, our capital expenditures totaled approximately $4,000 (compared to $100,000 during 2009 and $73,000 during 2008), of which approximately $4,000 (compared to $7,000 during 2009 and $39,000 during 2008) was expended at or upon our facilities in Israel, and approximately $0 (compared to $93,000 during 2009 and $34,000 during 2008) was expended upon the various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2011, our capital expenditures totaled approximately $2,000.

Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing or the sale of certain of our assets. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

C.	Research and Development

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As of December 31, 2010 the number of employees in our research and development activities was 4. We focus on the new technology of our active RFID, and expect to maintain our current research and development efforts. We spent $1.7 million, $0.9 million and $0.4 million on research and development in 2008, 2009 and 2010, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the area of RFID. We will continue to research and develop our RFID technology and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See – “Results of operations” in Item 5.A for additional information.

Industry Trends

The increased demand for better security systems and services has positively affected trends within the industry. Personnel and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles.  Our RFID-enabled security solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time enabling our customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises.

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

We expect to benefit from marketing programs and leads generated by partnerships, distributions and systems integration network, as well as sales opportunities identified by them. We intend to expand our marketing and implementation capacity through these third parties, including vendors of complementary products and providers of service applications. By employing third parties in the marketing and implementation process, we expect to enhance sales by taking advantage of their market presence.

A significant portion of our 2010 revenues was derived from our governmental projects and the remainder was derived from commercial customers. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers. We expect this trend to change and we expect that future revenues will come from larger number of orders and customers.

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

In December 2006, we concluded the sale of our E-ID Division to OTI. The sale allowed management to focus primarily on the market opportunities we identified for our former CSMS and active RFID solutions. Following the events of September 11, 2001 and other major disasters it has become increasingly important for agencies to track personnel, assets, and other objects on a local positioning basis. Prior to January 2010, we offered our CSMS and RAPTOR solutions to fulfill critical homeland security requirements for public safety and emergency services agencies and local counter-terrorism task forces. In January 2010, we completed the sale of our Electronic Access Control business and our CSMS business to focus our sales and marketing efforts on our core competencies, active RFID technology and our PureRFid Suite.

As of the date of this Annual Report, we expect that our 2011 revenues will be primarily derived from:

•	Smart ID technologies; and
•	Active RFID.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2010:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	--	--	--	--	--
Capital (finance) lease obligations	--	--	--	--	--
Operating lease obligations	$350,000	$166,000	$128,000	$56,000	--
Purchase obligations	$2,015,000	$2,015,000	--	--	--
Convertible bonds*	$5,247,000	$122,000	$4,508,000	$246,000	$371,000
Total contractual cash obligations	$7,612,000	$2,303,000	$4,636,000	$302,000	$371,000

Operating lease obligations represent commitments under several lease agreements for our facilities and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable. Convertible bonds represent the amount due to the investors under the convertible bonds assuming there will no conversion to shares, which is described in Item 18, Note 13 to the financial statements included in this Annual Report. Total contractual cash obligations represent significant outstanding commitments for loans from banks, convertible bonds, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

(*) As of December 31, 2010, we were in compliance with the terms and conditions of our Convertible Bonds, as amended. See Item 5.B, “Liquidity and Capital Resources,” regarding recent amendments to our agreements with the holders of the Convertible Bonds. As of the filing date of this Annual Report, however, we are not in compliance with the terms and conditions of our convertible bonds held by SSF. Despite of the contractual cash obligations related to our Convertible Bonds, should the Creditor Arrangement (see Item 4.A) be approved by the District Court in Israel 60% of these obligations shall be forgiven and 40% of these obligations shall be converted into equity and thus, in such event no cash outlay will be required with respect to this obligation. We intend to include the Convertible Bonds held by SSF within the Creditor Arrangement. The petition, however, is subject to final approval of the District Court, pending the resolution by the District Court to an objection to the proposed arrangement filed by SSF.

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

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Tsviya Trabelsi	53	Director, Chairman of the Board (1)
Menachem Mirski	55	Director
Shimon Cohen	41	External Director (2)
David Mimon	50	Director
Shlomo Benjamin	60	External Director (2)

(1) In 2010 The Board of Directors has accepted the resignation of Mr. Eli Rozen from the Board of Directors, which resignation became effective on July 25, 2010. He was replaced as board chairman by Mrs. Tsviya  Trablesi
(2) “External Director” as defined in the Israeli Companies Law.

Tsviya Trabelsi has served as the Chairman of the Board of Directors since July 25, 2010.  Mrs. Trabelsi is a Certified Public Accountant with extensive financial management experience in Israel and the United States.  Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd, a wireless and internet based company and a major shareholder of us and one of our convertible bonds holders, and also President and Director of Klikot Inc., an internet based company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv. Mrs. Trabelsi is the wife of our CEO and the sister of Mr. Mimon, one of our directors.

Menachem Mirski has served as a Director on the Board of Directors and as a member of our audit committee since July 25, 2010. Mr. Mirski is the founder and a partner of Raz - El Ltd., a software and system development company in Israel.  He has more than 25 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computing and Electrical Engineering from Ben-Gurion University.

David Mimon has served as a director on the Board of Directors since July 25, 2010. Mr. Mimon is an Israeli advocate and notary with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law. He is the owner of a legal practice with offices in Netanya and Haifa, Israel. Mr. Mimon holds a LLM from the University of Tel-Aviv. Mr. Mimon is also the brother of Mrs. Trabelsi, the chairman of our board of directors.

Shimon Cohen, an external director, became a member of the Board of Directors on September 15, 2010. Mr. Cohen is a Certified Public Accountant with extensive accounting, tax and management experience in the Israeli Tax Authority. Mr. Cohen served until recently as the CEO of Hamal, a network of 90 educational institutions, a director of Mishan Ltd., a network of 9 quality senior living centers, a director of BAZAR Company Ltd., an asset management company, a director of Sport Club Ltd., a network of country clubs in Israel, and a director of Histadrut Fund. Mr. Cohen holds a Bachelor of Arts in Economics and Accounting and a Master of Arts in Economics from the Ben-Gurion University.

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

Executive Officers and Key Employees

           As of the date of this Annual Report, our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Arie Trablelsi	53	Chief Executive Officer
Kevin Michael	49	Vice President of Marketing
Mickey Ben Harush	34	Chief Financial Officer
Israel Kalman	59	Chief Technology Officer
Brenda Gebhardt	47	President and Chief Operations Officer of Purerfid Inc.

Arie Trabelsi, Chief Executive Officer. Mr. Trabelsi, formerly a director on our board of directors appointed to represent shareholder Sigma Wave Ltd., resigned from his position as a director, and was appointed as our Chief Executive Officer, effective October 28, 2010.  Mr. Trabelsi replaces former Chief Executive Officer, Ron Peer. Mr. Trabelsi has over 28 years of experience in the global wireless, internet and communication industries. Prior to joining us, Mr. Trabelsi led Sigma Wave Ltd. and Sigma Wave Inc., providers of innovative internet and wireless technologies & solutions. Mr. Trabelsi is the chairman of the board of directors of Sigma Wave Ltd.. Mr. Trabelsi holds Bsc in Electrical and Computer engineering from the Ben Gurion University, Israel and Msc in Electrical and Computer engineering from Drexel University, USA. Mr. Trabelsi is also the husband of Mrs. Tsviya Trabelsi, our chairman of the board of directors.

Kevin Michael, Vice President of Marketing (formally, Vice President of Operations and President of PureRFid Inc.). With over 15 years of experience in the private sector, Mr. Michael has managed projects at EMC2, Intel, and National Semiconductors. Mr. Michael has extensive experience in operations and sales including the integration of RFID technologies and facility management applications to control space and assets.

Brenda Gebhardt, PureRFid, Inc. - President and Chief Operations Officer. With over 15 years of experience in the fire and security industry, Ms. Gehhardt has managed projects at Vuance Inc., ADT and Cintas. She has experience in operations including the integration of RFID technologies and facility management applications to control space and assets. Ms. Gehhardt holds a diploma in nursing.

Israel Kakman, Chief Technology Officer. Mr. Kalman has over 30 years in the Israeli Hi-Tech industry accumulating successful and intensive experience in researching, developing and implementing state-of-the-art wireless and RFID solutions and products. After serving five years in the IDF Signal Corps as a radio communication systems engineer, Mr. Kakman joined Tadiran Ltd. where he served for over two decades in various key positions, most recently as Vice President of Business Development and Transportation Management Systems, at Tadiran Telematics Ltd. Since 2002, Israel Kalman has been fully dedicated to developing and promoting RFID products and their implementation. Mr. Kalman has served as our Chief Technology Officer since October 2008. Mr. Kalman holds BSc EE from Ben-Gurion University, Israel.

Mickey Ben Harush, Chief Financial Officer. Prior to joining us in 2010, Mr. Ben Harush served for four years as the Finance Controller of Elbit Vision Systems Ltd. (OTCBB:EVSNF.OB). Mr. Ben Harush began his financial career at KPMG Israel in 2003, where he served as a Senior Auditor.  Mr. Ben Harush holds a Bachelor of Arts in Economics and Accounting from the Haifa University, Israel and a Master of Business Administration from the Tel Aviv University, Israel and is a Certified Public Accountant in Israel.

B.	Compensation

The aggregate amount of compensation paid by us to our board members, our former Chief Executive Officers, our former Vice President of Operations, our Deputy CEO, Marketing, Technology and Finance, President and Chief Operating Officer of Purerfid Inc. (collectively, the “Named Executive Officers”) as a group for the twelve months ended December 31, 2010 was approximately $577. This sum includes amounts paid for salary and social benefit. In addition, we have provided automobiles to our certain executive officers at our expense.

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

As of the date of this annual report the monthly fee of a director is $1,500 and the monthly fee of an external director is approximately $650 plus approximately $500 for every board or audit committee meeting. For more information on the compensation of the Chairman of the Board See Item 7.B under Related Party Transactions.

As of December 31, 2010, we had set aside approximately $11 to provide pension, retirement or similar benefits for our named executive officers.

Option/SAR Grants during the Year Ended December 31, 2010

During the twelve months ended December 31, 2010, we did not grant options to purchase ordinary shares under our Option Plan.

As part of the creditors arrangement (see also Item 4.A), certain named executive officers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010 which total amount was $245,000 and agreed to repayment in 1,083,071 warrants to purchase our ordinary shares as consideration for the entire debts due at an exercise price of $0.00, all expires on December 31, 2012.

During the twelve months ended December 31, 2009, we granted options to purchase 564,655 ordinary shares under our Option Plan  to 7 of our then executive officers at an exercise price of $0.015. All options will expire in 2019.

During 2009, according to the board resolution on October 27, 2008 and the special general meeting of our shareholders dated December 21, 2008, we granted to (a) the Chairman of our Board of Directors, (b) a member of our Board of Directors who is also one of the co-founders, (c) one of our co-founders, and (d) another member of our Board of Directors, options to purchase up to 256,456, 179,966, 126,944 and 42,121 shares, respectively. The options have an exercise price of 0.0582235 NIS, vesting immediately and will expire after ten years. The options were granted as compensation for three months of service in exchange for waiving their right to receive cash payments for such months, according to their agreement with us. In addition (a) all options held by the Participants on October 27, 2008 shall be re-priced so that the exercise price thereof shall be $1.1 (the closing price of the Ordinary Share on said date), and (b) all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

During the twelve months ended December 31, 2008, we granted options to purchase 23,000 ordinary shares under our Option Plan to two of our then executive officers at an exercise price of $1.88. All options will expire in 2018.

In September 2008, the Board of Directors approved a re-pricing of options for three executive officers for 149,600 options, which had exercise prices ranging between $2.47 and $14.8235.  The re-pricing changed the exercise price of the options to $1.86. The incremental compensation cost at the date of the modification was $66,000, of which $59,000 was recognized during 2008.

Please refer to the Section captioned “Share Option Plan” under Item 6.E below for a description of our Share Options Plan.

C.	Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office	Date of Expiration of Current Term (if applicable)
Tsviya Trabelsi	Director Chairman of the Board	July 25, 2010 – present(*)	Next annual general meeting
Shimon Cohen	External Director	September 15, 2010 - present	September 15, 2013
Shlomo Benjamin	External Director	September 17, 2009 – present	September 17, 2012
David Mimon	Director	July 25, 2010 – present	Next annual general meeting
Menachem Mirski	Director	July 25, 2010 – present	Next annual general meeting

(*) In 2010, the Board of Directors has accepted the resignation of Mr. Eli Rozen from the Board of Directors, which resignation became effective on July 25, 2010.  He was replaced as board chairman by Mrs. Tsviya Trablesi.

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. The Board of Directors is presently comprised of five members, two of whom were elected as external directors under the provisions of the Israeli Companies Law (discussed below). Our Articles of Association provide further that the majority of the directors appointed to the Board of Directors will be independent directors. Mr. Benjamin, Mr. Cohen and Mr. Mirski satisfy the applicable requirements for independence under our Articles of Association.

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors Shlomo Benjamin, who shall hold office until September 2012, and Mr. Cohen, who shall hold office until September 2013.

Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli public companies, namely companies whose shares have been offered to the public or are publicly traded, are required to appoint at least two natural persons as “external directors”. A person may not be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed; with the controlling shareholder of such company or with any entity controlling or controlled by such company or by the controlling shareholder of such company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

Pursuant to a recent amendment to the Companies Law, which came into effect on May 14, 2011, (the "Amendment Date"), as of the Amendment Date:

•
the scope of persons who may not be appointed as external directors will be expanded to also include relatives of the controlling shareholder, and if the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, no person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation on the date of the person's appointment with the Chairman of the Board, chief executive officer, substantial shareholder or chief financial officer.

•
No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships.

•
A public company, entity controlling or entity under common control with the company may not grant an external director, his spouse or child, any benefit, and may not appoint him, his spouse or child, to serve as an officer of the company or of an entity under common control with the company , may not employ or receive professional services in consideration from him or an entity controlled by him unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – one year as of the end of service as external director.

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. Following the Amendment Date, if, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

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

Following the Amendment Date, external directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-half of the shareholders who are not controlling shareholders and disinterested parties, who are present and voting, or that the non-controlling shareholders and disinterested parties who vote against the election hold two percent or less of the voting power of the company.

On September 6, 2009 our general meeting appointed Mr. Benjamin as an External Director. In addition, Mr. Benjamin has been appointed to the audit committee. Mr. Cohen was appointed as an External Director pursuant to our general meeting, effective as of September 15, 2010. Mr. Cohen has also been appointed to the audit committee.

Under the Israeli Companies Law, the initial term of an external director is three years and, and may be extended for an additional three year term (and, following the Amendment Date, up to two additional three year terms unless otherwise restricted in the articles of association to one additional term), subject to certain conditions (which following the Amendment Date will also depend on whether the external director was nominated by the board of directors or by the shareholders). An external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director has breached the external director’s fiduciary duties, and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director has breached his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Each committee of a company’s board of directors must include at least one external director. We have the following committees:

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law,  and following the Amendment Date, the responsibilities of the audit committee shall also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. An audit committee must be comprised of at least three directors, including all of the external directors, and pursuant to the recent amendment to the Companies Law, subsequent to September 15, 2011, a majority of the members of the audit committee must be independent or external directors.

Following the Amendment Date the Companies Law now defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The Israeli Companies Law further stipulates that the chairman of the Board of Directors of a public company, any director employed by or providing other services on a regular basis to the company and the controlling shareholder or any relative of the controlling shareholder of such company may not be members of the audit committee of the company and subsequent to September 15, 2011, any director who derives his salary primarily from a controlling shareholder may also not be a member if the audit committee.

Subsequent to September 15, 2011: (1) the chairman of the audit committee must be an external director , (2) all audit committee decisions must be made by a majority of the committee members, of which  the majority of members present are independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

In 2007 the Audit Committee adopted an audit committee charter which regulates its operations. According to our Audit Committee charter, the objective of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting practices; the integrity of the Company’s financial statements; the Company’s accounting and financial reporting processes; the Company’s compliance with legal and regulatory requirements; the independent auditors’ qualifications, independence, and performance; audits of the Company’s financial statements and the internal audit function, and to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s independent auditors and internal auditors, and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. Mr. Benjamin, Mr. Cohen and Mr. Mirski are the members of the Audit Committee.

Compensation (Remuneration) Committee

We have a compensation committee (the “Compensation Committee”). In 2007, the Compensation Committee adopted a Compensation Committee charter, which regulates its operations. According to the Compensation Committee charter it is responsible for determining the compensation (including salaries, bonuses and equity incentive compensation awards) of executive officers, including the Chief Executive Officer, other senior management and members of the Board of Directors. The Compensation Committee is currently comprised of Mr. Benjamin, Mr. Cohen and Mr. Mirski.

Nominating and Corporate Governance Committee Charter

On May 15, 2007, our Board of Directors approved the establishment of a Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”). The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become board members, consistent with criteria approved by the Board of Directors, and recommending that the Board of Directors select the director nominees for election at the general meeting of shareholders. The Committee is also responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines, recommending any changes thereto, and overseeing the evaluation of the Board of Directors. The Nominating and Corporate Governance Committee is currently comprised of Ms. Trabelsi, Mr. Cohen and Mr. Mirski.

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

As of December 31, 2010, 2009 and 2008, we had 17, 37 and 52 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010

Research, Development & Manufacturing	21	20	9
Marketing and Sales	20	11	3
Administration	11	6	5
Total	52	37	17

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010

Israel	16	14	11
United states	30	23	6
Rest of the world	6	-	-
Total	52	37	17

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

Vuance’s Israeli employees are not part of a collective bargaining agreement. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of collective bargaining agreements between the Histadrut,  which is the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association. These provisions of collective bargaining agreements are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement.

The labor statutes and labor court rulings that apply to our employees principally concern the minimum wage laws , procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for mandatory pension schemes, transportation allowance, annual recreation allowance, the lengths of the workday and workweek, and periodic automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. We provide our employees with benefits and working conditions that comply with the required minimums.

Generally, all nonexempt adult male citizens and permanent residents of Israel, under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. Some of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

Our employees have entered into confidentiality agreements. We have also granted certain employees options to purchase shares of our ordinary shares under our option plan. We consider our relationship with our employees to be good and we have never experienced a strike or work stoppage.

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and named executive officers as of May 31, 2011. As of that date, we had 7,280,821 ordinary shares outstanding, and securities exercisable within 60 days of May 31, 2011.

Name	Ordinary Shares held directly and beneficially	% of Outstanding Ordinary Shares as of May 31, 2011	Number of outstanding convertible securities	Exercise price	Expiration date
Eli Rozen	1,458,919(1)	17.52%	194,817 51,000 51,000 49,311 113,943 93,202 493,334	1.1 1.1 1.1 0.015 0.015 0.015 0.00	October 27, 2013 January 11, 2015 January 19, 2017 January 1, 2019 June 30, 2019 September 30, 2019 December 31, 2012
Avi Landman	963,328(2)	12.28%	8,500 8,500 20,400 34,702 79,673 65,591 347,182	1.1 1.1 1.1 0.015 0.015 0.015 0.00	October 27, 2013 January 11, 2015 January 19, 2017 January 1, 2019 June 30, 2019 September 30, 2019 December 31, 2012
Ron Peer	138,680(3)	1.90%	-	-	-
Eyal Tuchman	164,530(4)	2.21%	5,100 12,750 25,500 21,250 51,000 43,980	1.86 1.86 1.86 1.86 1.86 0.015	June 19, 2012 March 28, 2014 November 7, 2014 October 4, 2014 May 29, 2016 March 12, 2019
Tsviya Trabelsi.(5)	2,186,903(6)	26.48%	159,375 817,555	0.40 3.00	November 15, 2011 No later than repayment of the debt under the Sigma Convertible Bond
Directors and Named Executive Officers as a Group (8 persons)(8)	4,143,510(7)	41.14%	2,789,907	0.015 – 5	April 2012 – September 2019 and no later than repayment of the debt under the Sigma Convertible Bond

(1) Includes (a) 412,312 shares held directly by Eli Rozen, (b) options to purchase 553,273 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011, of which 376,462 options to purchase ordinary shares are held by Finel Architecture and Engineering Ltd., a company owned solely by Mr. Rozen (“Finel”) and (c) warrants to purchase 493,334 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011.

(2) Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland Investments LLC, a limited liability company solely owned by Mr. Landman (“Ashland”), (b) options to purchase 217,366 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011 and (c) warrants to purchase 347,182 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011.

(3) Includes (a) 138,680 shares held directly by Ron Peer.

(4) Includes (a) 4,950 shares held directly by Eyal Tuchman, and (b) options to purchase 159,580 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011.

(5) Mrs. Tsviya Trabelsi controls Sigma Wave Ltd. or Sigma, and may be deemed to have a beneficial interest the holdings of Sigma. Mrs. Trabelsi is also the wife of Mr. Arie Trabelsi who may also be deemed to have such a beneficial interest by virtue of the marriage.

(6) Includes warrants to purchase 159,375 ordinary shares and a convertible bond which may be converted into 817,555 ordinary shares, both of which are immediately exercisable/convertible, or exercisable within 60 days of May 31, 2011. Also includes 412,312 outstanding ordinary shares held by Mr. Eli Rozen and 398,780 outstanding ordinary shares held by Mr. Avi Landman who are parties to a voting agreement with Sigma, which holds 398,881 ordinary shares, dated July 2010, pursuant to which Messrs. Rozen and Landman shall vote their shares in accordance with the instructions of Sigma.

(7) Includes options to purchase 972,461 ordinary shares which are currently exercisable, warrants to purchase 999,891 ordinary shares which are currently exercisable and convertible bonds which may be converted into 817,555 ordinary shares.

(8) See notes 1 to 5. Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable) and has therefore not been separately disclosed.

All of our ordinary shares have identical voting rights.

Share Option Plans

In 2003, we adopted a new stock option plan under which we now issue stock options (the “Option Plan”). The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Israeli Companies Law, administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2010, 40,161,339 ordinary shares are available for future grants of options, warrants, shares and other financial instruments.

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

In addition, in September 2008, the Board of Directors approved a re-pricing of options for three executive officers for a total of 149,600 options, which had exercise prices ranging from $2.47 to $14.8235. The re-pricing changed the exercise price of the options to $1.86. The incremental compensation cost at the date of the modification was $66,000 of which $59,000 was recognized during 2008 and the remaining during 2009.

In December, 2008, according the Special General Meeting, 20,400 options held by a director, with an exercise price of $5, were re-priced to an exercise price of $1.1 and it was decided that all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013. The Special General Meeting approved also the re-pricing and the extension (if applicable) of 334,217 options held by related parties. The total incremental compensation cost at the date of the modification amounted to $44,000 and was recognized as expense since all of the options were fully vested.

On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, we granted to: a) Chairman of the Board of Directors; b) a member of our Board of Directors who is also one of the co-founders; c) one of our co-founders d) another member of our Board of Directors options to purchase up to: 256,456, 179,966, 126,944 and 42,121 of our shares, respectively. The options (the fair value of which was estimated to $266,000) have an exercise price of NIS 0.0582235 per share, vest immediately and expire after ten years. The options were granted as a partial payment for certain liabilities with respect to the terms of their appointment with us.

On March 12, 2009, we granted options to purchase up to 161,718 shares to several employees and ex-employees as compensation for waiving part of their salary. The options (the fair value of which was estimated to $67,000) have an exercise price of NIS 0.0582235, vested immediately and will expire after ten years.

During 2010 no options were granted.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2008			2009			2010
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price		Number of options	Weighted average exercise price(*)
Outstanding at beginning of year	1,076,756	$4.43		981,462	$2.55	(*)	1,489,176	$1.34
Granted	45,000	$1.95		767,205	$0.015		-	-
Exercised	(27,032)	$0.32		(93,056)	$0.015		(11,007)	$0.016
Canceled and forfeited	(113,262)	$6.17		(166,435)	$3.30		(73,950)	$3.52
Outstanding at end of year	981,462	$2.55	(*)	1,489,176	$1.34	(*)	1,404,219	$1.23
Exercisable at end of year	663,021	$2.51	(*)	1,413,027	$1.26	(*)	1,404,219	$1.23

(*)
The weighted average exercise price is after the re-pricing made during 2008, as mentioned above.

The weighted average fair value of options granted during the reported periods was $0.88 and $0.43, per option, for the years ended December 31, 2008, 2009, respectively. In 2010 no options granted.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2008, 2009 grants: risk-free rate of 4.24% and 0.75%, respectively, dividend yield of 0%, expected volatility factor of 52.29% and 193.27%, respectively and expected term of 4 and 2.08 years, respectively. In 2009, the fair value of 125,142 options was calculated using the Black & Scholes option pricing model. For all other options granted in 2009, the fair value of the options issued (as a partial payment of payroll liability) was based on the fair value of the shares on the date of the related payroll, which equals the related payroll liability, since the exercise price was close to nil.

The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized compensation expenses related to share-based employee compensation awards of $856,000, $483,000 and $14,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table summarizes the allocation of the stock-based compensation charge in thousands of US dollars:

	Year ended December 31,
	2008	2009	2010

Cost of revenues	$16	$7	$3
Research and development expenses	353	226	2
Selling and marketing expenses	151	43	3
General and administrative expenses	336	207	6

	$856	$483	$14

The options outstanding and exercisable as of December 31, 2010, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding and exercisable as of December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value

$0.01 - $ 0.06	720,826	7.87	$0.02	$38,000
$1.10 - $ 1.88	476,817	3.68	$1.32	-
$2.47 - $ 3.38	31,076	2.17	$2.99	-
$4.12 - $ 4.90	90,400	3.77	$4.37	-
$5.00 - $ 5.24	68,100	2.90	$5.07	-
$14.82	17,000	1.25	$14.82	-

	1,404,219		$1.23

The aggregate intrinsic value of the above table represents the total intrinsic value, based on our stock price of $0.07 as of December 31, 2010, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $53,000, $36,000 and $1,000, respectively, based on our average stock price of $2.26, $0.4 and $0.14, during the years ended on those dates respectively.

A summary of the status of our non-vested options granted to employees as of December 31, 2010 and changes during the year ended December 31, 2010 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2010	76,149	$1.15
Granted	-	-
Vested (including cancelled and exercised)	(67,148)	$1.10
Forfeited	(9,001)	$1.64
Non-vested at December 31, 2010	-	-

As of December 31, 2010, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.    Major Shareholders and Related Party Transactions.

A.	Major shareholders

The following table lists the beneficial ownership of our securities as of May 31, 2011 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our securities.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The principal address of our Beneficial Owners listed below (other than Sigma and Homeland Security Capital Corporation, or HSCC) is c/o Vuance Ltd., Sagid House “Hasharon Industrial Park” P.O.B 5039, Qadima 60920 Israel. We believe that all persons named in the table, except HSCC, Mr. Rozen, Mr. Landman, and Sigma have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of May 31, 2011, and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Waves Ltd. (1)	2,186,903	26.48%
Avi Landman (2)	963,328	12.28%
Eli Rozen (3)	1,458,919	17.52%
Jack Hassan (4)	768,380	10.04%
Homeland Security Capital Corporation (5)	692,660	9.51%
Yitzchak Babayov (6)	1,773,426	22.41%

(1)
Sigma Wave Ltd. or Sigma is controlled by our chairman of the Board, Mrs. Tsviya Trabelsi, who is also the wife of our chief executive officer Mr. Arie Trabelsi. Includes warrants to purchase 159,375 ordinary shares and a convertible bond which may be converted into 817,555 ordinary shares, both of which are immediately exercisable/convertible or exercisable within 60 days of May 31, 2011. Also includes 412,312 outstanding ordinary shares held by Mr. Eli Rozen and 398,780 outstanding ordinary shares held by Mr. Avi Landman who are parties to a voting agreement with Sigma, which holds 398,881 ordinary shares, dated July 2010, pursuant to which Messrs. Rozen and Landman shall vote their shares in accordance with the instructions of Sigma.

(2)
Includes (a) 398,780 ordinary shares held by Avi Landman, of which 85,000 shares are held by Ashland, (b) options to purchase 217,366 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011, and (c) warrants to purchase 347,182 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011.

(3)
Includes (a) 412,312 shares held directly by Eli Rozen, (b) options to purchase 553,273 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011, of which 376,462 options to purchase ordinary shares are held by Finel, and (c) warrants to purchase 493,334 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011.

(4)
Includes (a) 398,881 ordinary shares, (b) options to purchase 126,944 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011, and (c) warrants to purchase 242,555 ordinary shares which are currently exercisable or exercisable within 60 days of May 31, 2011.

(5)
HSCC granted an irrevocable power of attorney to our Chairman of the Board of Directors to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction.

(6)	Includes (a) 1,139,580 ordinary shares held by Yitzchak Babayov, and (b) warrants to purchase 633,846 ordinary shares, which are currently exercisable or exercisable within 60 days of May 31, 2011.

To the best of our knowledge based on the information known to us, there has not been any significant change in the percentage ownership of our major shareholders during the last three years other than the assignment of the BH Convertible Bonds in August 2010, the shares issued to Mr. Yitzchak Babayov in March 2010 and Mr. Babayov’s subsequent transfer of the beneficial ownership of his 398,881shares to Mr. Jack Hassan, and the sale of our 641,291 shares held by Special Situation Funds in January 2011.

As of April 30, 2011, to the best of our knowledge based on the information available to us, we had in the United States approximately 23 registered holders of our ordinary shares, representing 67% of our total ordinary shares registered at that date.

Should the Creditor Arrangement be approved by the District Court in Israel, Sigma, which, prior to its acquisition of Convertible Bond from BH (for more information on the convertible bond see Item5.B), held 5.48% of our issued and outstanding share capital, and controlled via voting agreements an additional 11.14% of our issued and outstanding share capital, would become our controlling shareholder. The voting agreements with Sigma will be terminated upon completion of the Creditor Arrangement.

To the best of our knowledge based on the information currently available to us, other than our petition to the District Court in Israel for the Creditor Arrangement, which as of the date of this Annual Report is still pending the final approval of the District Court, there are no existing arrangements that may at a future date result in a change of control of Vuance.

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

On October 1, 2001, we entered into a consulting agreement with a company owned by the former Chairman of our Board of Directors who was one of our co-founders. In consideration of these consulting services, we have undertaken to pay $10,500 per month plus motor vehicle expenses. In addition, we were required to pay $1,500 per month as a director’s fee. (Regarding the partial payment in options during 2008 and 2009, see Note 15d, in the financial reports and regarding debt extinguishment during 2010, see Note 15e in the financial reports)

In December, 2008, according the Special General Meeting (see note 15d in the financial reports), 296,817 options with an exercise price between the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the Chairman of the Board of Directors, effective July 25, 2010. We recorded during 2010 an expense of $75,000 related to the former consulting agreement. In addition, on July 8, 2010, we entered into a Services Agreement with the former Chairman of the Board of Directors and one of our major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide us with ongoing consulting services as may be reasonably required by us, for a consideration of 2% of our gross receipts from a major customer and reimbursement of reasonable costs and expenses incurred by the Service Provider.

During 2010, we recorded an expense of $83,000 in accordance with the above noted Services Agreement.

On October 1, 2001, we entered into a consulting agreement with a company owned by a former member of our Board of Directors, who was also one of our co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, the consideration shall be to an amount of $7,000 per month.
•	Upon the termination of the car lease agreement, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1,200 as of December 31, 2010), (excluding tax) per month.

In addition, we were required to pay $1,500 per month as a director’s fee. (Regarding the partial payment in options during 2008 and 2009, see Note 15d, in the financial reports and regarding debt extinguishment during 2010 see Note 15e in the financial reports)

In December, 2008, according the Special General Meeting (see note 15d in the financial reports), 37,400 options with an exercise price between the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the member of our Board of Directors, effective immediately. We recorded during 2010 an expense of $53,000 related to the former consulting agreement. In addition, on July 8, 2010, we entered into a Services Agreement with the former member of the Board of Directors and one of our major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide us with management services with respect to our certain project for a consideration of (i) a monthly fee of $3,000, (ii) reimbursement of reasonable costs and expenses incurred by the Service Provider, and (iii) we will provide the Service Provider with a cellular phone and an automobile. We shall also grant the Service Provider options to purchase up to 50,000 of our ordinary shares according to terms to be determined by the Board of Directors, which terms have not been yet determined by the date of filing of this annual report.

During 2010, we recorded an expense of $38,000 in accordance with the above noted Services Agreement.

On October 1, 2001, we entered into a consulting agreement with a company owned by one of our co-founders. In consideration for these services, we were required to pay $4,600 per month plus motor vehicle expenses. (Regarding the partial payment in options during 2008 and 2009, see Note 15d, in the financial reports and regarding debt extinguishment during 2010 see Note 15e in the financial reports). We recorded during 2010 an expense of $37,000 related to the consulting agreement. On July 8, 2010, we entered into a Services Agreement with our co-founder and one of our major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide us with ongoing consulting services as may be reasonably required by us for a consideration of a monthly fee of $3,000 and reimbursement of reasonable costs and expenses incurred by the Service Provider in connection with the services. We shall also grant the Service Provider options to purchase up to 100,000 of our ordinary shares according to terms that will be determined by the Board of Directors, which terms have not been yet determined by the date of filing of this annual report.

During 2010, we recorded an expense of $21,000 in accordance with the above noted Services Agreement.

On December 21, 2008, the Special General Shareholders Meeting approved that as part of a cost cutting plan, all of our non-external directors will join a temporary arrangement pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase our shares instead of in cash, effective October 1, 2008, for a minimum period of three months, with an option to us to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. In addition (a) all options held by such non-external directors on October 27, 2008 shall be re-priced so that the exercise price thereof shall be $1.10 (the closing price of our ordinary shares on October 27, 2008), and (b) all such options with an expiration date prior to October 27, 2013 shall nonetheless be exercisable until October 27, 2013.

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

As part of our debts extinguishments plan (see also Note 1d to the financial reports) and in accordance with their Services Agreement, the abovementioned Service Providers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010 which total amount was $245,000 and agreed to repayment in 1,083,071 warrants to purchase our ordinary shares as consideration for the entire debts due. The fair value of the warrants was estimated as $130,000. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain.

On July 25, 2010, our Board of directors elected Mrs. Tsviya Trabelsi to serve as the Chairman of the Board of Directors. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is one of our major shareholders and the major holder of a principal amount of convertible bonds; and is also the wife of our current chief executive officer and the sister of one of the members our board of directors. On May 12, 2011, the special general meeting approved the Service Agreement of our chairman of the board of directors whereby, her monthly fee will be calculated at 60% of our chief executive officer’s monthly cost. In addition to the above consideration, we shall bear all reasonable costs and expenses incurred by the chairman in connection with her services and provide her with an automobile.

As of December 31, 2010, we accrued $71,000 as expenses arising from related party transactions providing consulting services.

As of December 31, 2009, we accrued $252,000 as employee and payroll expenses arising from a bridge loan that we received from our former Chairman of the Board of Directors. This loan was paid in full by us on January 10, 2010.

On March 30, 2011, we entered into a financing agreement with Sigma that entitles us to refinance the short-term obligations under the Convertible Bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all mature amounts, relating to principal and interest, as of December 31, 2010, to January 1, 2012. As of the date of the agreement we met the required covenants and according to our management assessment it is not considered probable that we will fail to meet such covenants until December 31, 2011. In addition, the agreement requires that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. As a consequence of the financing agreement, as of December 31, 2010, our total outstanding debt to Sigma under the Convertible Bonds is $4,262,000, of which $2,453,000 is presented among convertible bonds (long-term balance) and $1,810,000 is presented among long-term loan and others.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information (Audited)

Refer to Item 18, which contains the following financial statements:

•	Consolidated Balance Sheets

•	Consolidated Statements of Operations

•	Statements of Changes in Shareholders’ Deficit

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

Export Sales

Sales in Israel during each of the years 2008, 2009 and 2010 was $294,000, $72,000 and $83,000, respectively. Export sales during each of the years 2008, 2009 and 2010 was $17,818,000 (98% of the total sales volume), $9,232,000 (99% of the total sales volume) and $7,306,000 (99% of the total sales volume), respectively.

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

(A) On November 3, 2010, we petitioned the Petach Tikva District Court of the Central District in Israel, for the court approval of a Creditor Arrangement in accordance with Section 350 of the Israeli Companies Law 5759-1999. We requested that the court apply the arrangement, which was approved by our shareholders as well as by a meeting of our creditors, to all of our creditors as of August 10, 2010, or Determining Date, and who were still creditors as of December 17, 2010 and who had submitted a claim of debt no later than January 6, 2011. We requested that pursuant to the proposed Creditor Arrangement all such creditors (whether secured, preferential (by statute) and unsecured) shall be considered to have released us from our debt obligations towards them as of such date in exchange for the allotment to all such creditors of our ordinary shares or warrants to purchase our ordinary shares at a price of $0.09 per ordinary share, against 40% of our total outstanding debt to our creditors and in consideration for which the creditors would forgive the remaining 60% of the outstanding debt.

The completion of the Creditor Arrangement is subject to the approval of the District Court, which as of the filing date of this Annual Report has not yet been granted, pending resolution of an objection by SSF, one of our creditors.

For more information on the creditor's arrangement please see Item 4.A "History of the Company" under "Recent Developments".

(B) In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the “Department”) filed with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) a claim to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between us and the Ministry of Internal Affairs of Ukraine (the “Ministry”) void due to defects in the proceedings by which we were awarded the Contract. In July, 2004, the Arbitration Court declared the Contract void. On April 27, 2005, we appealed the decision in the High Commercial Court of Ukraine. In May, 2005, the Department filed with the Arbitration Court a new statement of claim for restitution of $1,047,740, paid to us by the Department under the Contract. On September 27, 2005, we received a negative award issued by the Arbitration Court in the second claim (the “Award”). On December 12, 2005, we were informed that the Supreme Court of Ukraine had dismissed our appeal regarding the July, 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Arbitration Court award was valid and legal under applicable law.

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

At a hearing held on September 23, 2009, the Court accepted our application to summon the Arbitrator as a witness. At the hearings which took place on November 29 and November 30, 2010, the Arbitrator testified in Court. In his testimony the Arbitrator described procedural flaws which occurred, in his view, during the arbitration and also related to threats which were made against him by the Secretary of the Ukrainian Chamber of Commerce and Industry in the course of the arbitration session.

Following the testimony of the Arbitrator, the Department asked the Court to summon the other two Ukrainian arbitrators as witnesses. The Court accepted the request and scheduled hearings for their testimonies in September 2011.

Based on the opinion of our legal advisors representing us in this matter, we believe that the above mentioned Ukraine Arbitration Court decision is incorrect, as a matter of law, that the Ukrainian government’s claim has no merit and that the Ukrainian Arbitration Proceedings were legally defective. Based on the opinion of our legal advisors, we further believe that there is a good chance that Petition will be denied. Therefore no provision has been made in the financial statements with respect to the claim for restitution of $1,047,740.

(C) On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber (“IAC”), in a case against the Ministry of Interior of the Slovak Republic relating to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,519,000 as of December 31, 2010) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $57,000 as of December 31, 2010) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $84,000 as of December 31, 2010). We have begun an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September, 2005, the commercial court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the Commercial Court’s decision have been unsuccessful.

(D) On December 16, 1999, Secu-Systems Ltd. (“Secu-systems”) filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. (“InkSure”) (our former subsidiary, which became a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, Secu-systems asserted claims of breach of a confidentiality agreement between Secu-systems and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to Secu-systems by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to Secu-systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-systems. In addition, the court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to Secu-systems compensation in the sum of NIS 100,000 ($28,000 as of December 31, 2010) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($8,000 as of December 31, 2010). Secu-systems has filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above.

During the years thereafter several court sessions were held, judgments were made and appeals were filed by each of the parties.

On December 15, 2009, the court suggested that the parties attempt to resolve this dispute through mediation. All of the parties agreed to mediate the matter.

In the course of the mediation process, during 2010, an agreement in principle was reached, according to which the mediator will be authorized to determine the sum, within the range between NIS 750,000 (approximately $211,000 as of December 31, 2010) and NIS 1,000,000 (approximately $282,000 as of December 31, 2010), which we shall pay to Secu-Systems. Pursuant to such agreement in principle, the amount determined by the mediator will be paid by us during 2011 in 10 equal, consecutive monthly installments.

As of December 31, 2009 we made an allowance in the amount of $230,000 related to this litigation.

Following the said agreement in principle, a binding mediation agreement was signed by the parties, and on September 1, 2010, a mediation session was held. On November 30, 2010, the mediator determined that the sum we will have to pay to Secu-System is NIS 893,000 (approximately $252,000 as of December 31, 2010).

(E) We lease office space in Qadima, Israel, from Somet HaSharon (“Somet”) under a lease agreement entered into in 2005. In 2009, we discovered a discrepancy in the lease agreement between the amount of space indicated as leased in the agreement and the amount of space actually possessed by us. Accordingly, we sent Somet a set-off notice regarding the excess lease payments that, according to us, Somet has collected from us from the commencement of the lease period.

The entire dispute has been submitted to an agreed-upon Arbitrator.

On June 28, 2010, the arbitral award was received, pursuant to which the claim against us was accepted and our counterclaim was rejected. In addition, legal expenses in the amount of NIS 20,000 (approximately $6,000 as of December 31, 2010) were awarded in favor of Somet.

We settled the entire debt in respect of that dispute in October 2010.

(F) Vuance Inc., our wholly-owned U.S. subsidiary was the defendant in an action filed on March 26, 2010 in the Circuit Court for Milwaukee County by two former employees, which are also our shareholders. The two Plaintiffs in that matter claimed that each was a party to an Employment Agreement with Vuance Inc. and that Vuance Inc. was in breach of those agreements. Each of the Employment Agreements provides, inter alia, that any disputes arising under or in connection with the Agreement shall be resolved by third-party mediation and, failing that, by binding arbitration. Accordingly, counsel in the matter have agreed to have the dispute mediated by a third party. Counsel has agreed that the time for Vuance Inc. to answer or otherwise respond to the complaint in the matter is indefinitely extended. Together, the Plaintiffs claimed they have been damaged in an amount of $168,000. Vuance Inc. made an allowance of $168,000, in 2009 that reflects the expected expenses related to this litigation.

On July 15, 2010 the two Plaintiffs voluntarily dismissed the case without prejudice. As of December 31, 2010, we reassessed the allowance and decided to set the allowance at an amount of $100,000, since we assumed that the employees’ claim remained valid.

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

On March 30, 2011, we entered into a financing agreement with Sigma that entitles us to refinance the short-term obligations under the Convertible Bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all mature amounts, relating to principal and interest, as of December 31, 2010, to January 1, 2012. As of the date of the agreement we met the required covenants and according to our management assessment it is not considered probable that we will fail to meet such covenants until December 31, 2011. In addition, the agreement requires that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. As a consequence of the financing agreement, as of December 31, 2010, our total outstanding debt to Sigma under the Convertible Bonds is $4,262,000, of which $2,453,000 is presented among convertible bonds (long-term balance) and $1,810,000 is presented among long-term loan and others.

ITEM 9.    The Offer And Listing.

A.	Offer and Listing Details

The tables included below set forth information regarding the price history of the ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board/NASDAQ/Pink OTC Market for the periods indicated.

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

Our ordinary shares were quoted on the OTC Bulletin Board Market under the symbol “VUNC.OB,” from November 5, 2004 until August 22, 2007.

Our ordinary shares approved for listing on NASDAQ and began trading effective August 23, 2007. The shares were traded on NASDQ under the symbol “VUNC.”

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

Following the delisting from the NASDAQ, as of the open of business on October 1, 2009, we had been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that our securities were immediately eligible for quotation in the Pink Sheets. Our ordinary shares are currently quoted under the ticker symbol “VUNCF”.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in U.S. dollars as reported on the NASDAQ Europe stock market or the Euronext Brussels stock market, as applicable until August 4, 2008 (conversion to U.S. dollars is based on the exchange rate published by the Bank of Israel). The following table also shows, for the periods indicated since November 5, 2004, the high and low closing prices of our ordinary shares on the Pink OTC Market or OTC Bulletin Board Market or NASDAQ, as applicable.

The Company has not issued any securities in connection with a pre-emptive issue.

Period	European market (1)				US market (2)
	Per share ($)				Per share ($)
	High		Low		High	Low
Annual
2006	6.71		3.18		6.59	3.24
2007	5.28		3.58		6.18	3.82
2008	3.90	(1)	2.40	(1)	4.69	0.29
2009	N/A		N/A		0.68	0.20
2010	N/A		N/A		0.29	0.05
Financial quarters
2009
First quarter	N/A		N/A		0.68	0.24
Second quarter	N/A		N/A		0.64	0.26
Third quarter	N/A		N/A		0.45	0.30
Fourth quarter	N/A		N/A		0.55	0.20
2010
First quarter	N/A		N/A		0.29	0.08
Second quarter	N/A		N/A		0.24	0.10
Third quarter	N/A		N/A		0.16	0.10
Fourth quarter	N/A		N/A		0.14	0.05
2011
First quarter	N/A		N/A		0.13	0.06
Most recent six months
May 2011	N/A		N/A		0.13	0.04
April 2011	N/A		N/A		0.14	0.07
March 2011	N/A		N/A		0.13	0.07
February 2011	N/A		N/A		0.10	0.06
January 2011	N/A		N/A		0.13	0.07
December 2010	N/A		N/A		0.11	0.05

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

On June 10, 2011, the last reported sale price of our ordinary shares on Pink Sheets was $0.12 per share.

Lack of Liquidity

The delisting of our ordinary shares from the NASDAQ market, significantly affects the ability of investors to trade our securities and negatively affects the liquidity of our ordinary shares.  "Penny stock" rules may make buying or selling our ordinary shares difficult, severely limiting the market price of our ordinary shares and the liquidity of our shares in the U.S.  Trading in our ordinary shares may be subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require delivery, prior to any transaction involving a "penny stock," of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our stock, which could severely limit the liquidity of our stock.

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

We are a public company organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel as a publicly traded corporation and we have been assigned public company number 52-00-4407-4.
Set forth below is a summary of certain provisions of our Memorandum of Association (the "Memorandum"), the Articles of Association (the "Articles") and the Companies Law as it applies to the company. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum, which integrates into the text all amendments thereto since our incorporation, and the Articles, which were adopted in August 2007, are incorporated by reference as exhibits to this Form 20-F.

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

DIRECTORS

Our Articles provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. With the exception of our external directors, who are elected for three year terms and may only be elected for three year terms in accordance with the Israeli Companies Law and the amendments thereto as described above, our directors are elected for a one year term ending at the following annual general meeting of shareholders, However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed reelected at the same meeting. The general meeting may resolve that a director be elected for a period longer than by the next annual general meeting, but not longer than the third next annual meeting. Directors may resign or in certain circumstances be removed by our general meeting prior to the expiration of his term.

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

Subject to the Companies Law, the board may delegate any of its powers to committees consisting of at least three directors, provided that each such committee shall include at least one external director. The Board of Directors may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed must exercise its powers in accordance with any directions given to it by the board. Under the Companies Law the Board of Directors must appoint an audit committee, comprised of at least three directors and including all of the external directors. Pursuant to the amended Israeli Companies Law, as of the Amendment Date, a majority of the audit committee must be Independent Directors. Independent Directors are defined as either external directors or as directors who i) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, and the audit committee confirms that the individual meets such requirements; ii) have been directors in the company for no more than 9 years (breaks of up to two years do not interrupt the duration); and iii) were classified as such by the company. The chairman of the audit committee must be an external director.

The function of the audit committee is to review irregularities in the management of our business and recommend remedial measures. The committee is also required, under the Companies Law, to approve certain related party transactions. Following the Amendment Date, the responsibilities of the audit committee shall also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

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

APPROVAL OF CERTAIN TRANSACTIONS

Transactions with Office Holders; Extraordinary Transactions

Under the Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the audit committee (and following the Amendment Date  or a compensation committee to the extent that it complies with the statutory requirements which apply to the audit committee) and the Board of Directors. Arrangements regarding the terms of employment and compensation of directors also require approval by the audit committee, the Board of Directors and the shareholders.

The Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants (and subsequent to the Amendment Date, also the siblings and parents of the office holder's spouse) and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

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

An individual who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee may not be present at the deliberations or vote on this matter, however subsequent to the Amendment Date, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter. If a majority of the directors has a personal interest in a transaction with us, such directors may be present at the deliberations and vote in this matter, and shareholder approval of the transaction is required.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, and  subsequent to the Amendment Date also relating to the provision of services to the company, require the approval of the audit committee, the Board of Directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least one-third (and following the Amendment Date, one-half) of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than one percent (and following the Amendment Date, two percent) of the voting rights in the company.

Following the Amendment Date, agreements and extraordinary transactions with duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the Amendment Date will need to be re-approved by the proper corporate actions at the later of the first general meeting held after the Amendment Date, six months after the Amendment Date or the expiration of three years from the date on which they approved, even though they were properly approved prior to the passing of the amendment to the Companies Law.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one- half of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one- half approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than two percent of the voting rights in the company.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the Board and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a master agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him (while taking into account the extent of their respective involvement in the transaction); or (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would the control 25% or greater of the company's voting rights. This rule does not apply if there is already another such shareholder which controls 25% or greater of the company's voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold greater than a 45% voting rights in the company, unless there is another shareholder holding more than a 45% voting  rights in the company. These requirements do not apply to: (i) the acquisition of shares in a private placement, provided that such private placement was approved by the general meeting of the company’s shareholders as a private placement purporting to confer to the offeree the control of 25% or greater of the company's voting rights if the there is no other holder of such a block of shares, or purporting to confer to the offeree 45% of the voting rights in the company if there is no other person holding forty-five percent of the voting rights in the company; (ii) was from a shareholder which controls 25% or greater of the company's voting rights which resulted in the acquirer becoming a a shareholder of the company shareholder which controls 25% or greater of the company's voting rights, or (iii) was from a shareholder holding a 45% of the voting in the company which resulted in the acquirer becoming a holder of a 45% of the voting rights in the company.  A special tender offer will only be considered accepted if: (i) half the offerees (excluding the controlling shareholders of the offeror and excluding the holders of a 25% or more block of the voting rights in the company) that gave notice of their position in respect of the tender offer, accept the tender offer; and (ii) at least 5% of the voting rights in the company are purchased in the tender offer.  Under the Companies Regulations  (Relief for Public Companies whose Shared are Traded on Exchanges outside of Israel) the above requirements for a special tender offer do not apply in instances whereby according to the laws of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from  amongst the publicly traded shares. The Israeli Securities Authority is of the view that US securities laws and exchange regulations of various exchanges do not purport to limit the acquisition of controlling interests in a company, do not require the potential acquirer of a controlling interest to make an offer to acquire shares from the  public, and as such Israeli companies that are publicly traded in the United States of America cannot benefit from these relief regulations and are thus subject to the general provisions of the Companies Law which require a special tender offer as outlined above.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, and (following the Amendment Date) more than half of the shareholders without a personal interest in accepting the offer tendered their shares, then all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer (provided, however, that following the Amendment Date and subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right). If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares; provided, however, that following the Amendment Date, if the dissenting shareholders constitute less than 2% of the issued and outstanding share capital of the company then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.

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

Furthermore, the Companies Law requires that a shareholder refrain from acting in a discriminatory manner towards other shareholders.

The Companies Law does not describe the substance of the aforementioned duties of shareholders, but provides that laws applicable to a breach of contract, adjusted according to the circumstances shall apply to a breach of such duties. With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

In addition, the Companies Law dictates that any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company.

The Companies Law does not describe the substance of the aforementioned duty to act with fairness but provides that laws applicable to a breach of contract, adjusted according to the circumstances and taking into account the status within the company of such shareholder shall apply to a breach of such duty.

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

MERGERS

A merger of the Company shall require resolution adopted by a simple vote cast at a general meeting, not taking into account abstentions provided, however, that following the Amendment Date, if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the  approvals required will be the corporate approvals under the Companies Law for such extraordinary transaction (i.e. approval of the audit committee, board of directors and shareholders vote, which shareholder approval must either include at least one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent)..

As stated above, a recent amendment to the Companies Law made certain changes to the rules of corporate governance, which changes were described above. Additional changes to the Companies Law which were not described above include:

•	Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law; we are currently determining the applicability of such code to our company.

•	Fines.The Israeli Securities Authority shall be authorized to impose fines on any person or company performing an action specifically designated as a breach under the Companies Law.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of this recently passed amendment to the Companies Law.

C. Material Contracts

Except for the material contracts described in Item 4 – Recent Developments and in Item 5 – Liquidity and Capital Resources, we are not a party to any other material contracts outside of the ordinary course of business.

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

POTENTIAL INVESTORS AND HOLDERS OF OUR SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

The following discussion describes the material Israeli tax consequences regarding ownership and disposition of Vuance’s ordinary shares applicable to non-Israeli shareholders, including U.S. shareholders.

General Corporate Tax Structure

Israeli companies are generally subject, in 2010, to corporate tax at the rate of 25% on their taxable income. This rate was 29% in the 2007 tax year, 27% for the 2008 tax year and 26% for the 2009 tax year. On July 23, 2009, as part of the Arrangements Law for the period 2009-2010, article 126 of the Income Tax Ordinance (New Version) – 1961 was amended, whereby the corporate tax rate would be gradually reduced commencing in the 2011 tax year and thereafter, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20% and 2016 and thereafter – 18%.

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

Israeli residents:

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

Companies that prior to January 1, 2006 were not subject to the Income Tax Law (Adjustments for Inflation) – 1985, were taxed at a rate of 25% upon the capital gain on the sale of securities in the period 2006-2009.  Based on part 5 of the income tax ordinance instructions and on revision number 147, the real capital gain on the sale and/or redemption of securities by us in connection with this Annual Report will be subject to taxation at the corporate tax rate stated in section 126(A) of the income tax ordinance. This tax rate will gradually decrease to a rate of 18% for the tax year 2016 and for each tax year thereafter.

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

Qualified Dividend Income.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. For example, it is expected that our ordinary shares will be “readily tradable” if as a result of being listed on The NASDAQ Capital Market.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill, if exist. In calculating goodwill, we should value our total assets based on our market capitalization, determined using the market price of our ordinary shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we may make a number of assumptions regarding the amount of value allocable to goodwill. However, it is possible that the IRS will challenge such valuation of goodwill, which may result in our being a PFIC.

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

Mark-to-Market Election.  U.S. Holders may make a Mark-to-Market Election, but only if the ordinary shares are marketable stock. The ordinary shares will be “marketable stock” as long as they listed on NASDAQ, and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our ordinary shares will be treated, or continue to be treated, as regularly traded.

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

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, commencing with the fiscal year ending December 31, 2011 within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 90 days after the end of such quarter.

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

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Information about Market Risk

The primary objective of our investment activities, if any, is to preserve principal while at the same time maximizing the income we receive from investments without significantly increasing risk. Some of the securities in which we may invest may be subject to market risk. This means that a change in prevailing interest rates and foreign currency rates against the NIS may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we may maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including U.S. dollars, NIS bank deposits, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

Our financial market risk includes risks related to international operations and related foreign currencies. We anticipate that sales outside of North America will continue to account for a significant portion of our consolidated revenue in 2011. To date, most of our sales have been valued in dollars. In future periods, we expect our sales to continue to be principally valued in dollars, narrowing foreign currency exchange risk.

We value part of our expenses in some of our international operations, such as Israel, in each country's local currency, and therefore are subject to foreign currency exchange risk. However, through December 31, 2010, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates; we have incurred an expense of $57,000 in the year ended December 31, 2010 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

Our exposure to market risks for changes in interest rates relates primarily to our credit facility. At December 31, 2010, our financial market risk related to this debt was immaterial. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

Foreign currency risk

Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars and Israeli Shekels. According to the salient economic factors indicated in ASC Topic 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions and arrangement indicators are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus the U.S. dollar is our functional and reporting currency.

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

PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies.

A.
As of the filing date of this annual report, we were not in compliance with the covenants under the amended Convertible Bonds with respect to bonds held by SSF due to the legal proceeding held in the District Court in connection with our petition for the Creditor Arrangement (see also Item 4.A under the caption “Recent Developments” and Item 5.B under the caption “Liquidity and Capital Resources”).

B.	None.

ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	None.

B.	None.

C.	Not applicable.

D.	No changes.

E.	None.

ITEM 15.   Controls and Procedures.

Disclosure controls and procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Our disclosure controls and procedures include components of our internal control over financial reporting. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of December 31, 2010, were not effective due solely to the material weakness in our internal control over financial reporting as described below in “Management’s Report on Internal Control over Financial Reporting”.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

In light of this material weakness, we performed additional analysis as deemed necessary to ensure that the consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the consolidated financial statements included in this report present fairly, in all material respects, our financial position, results of operations and cash flows for the period presented.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2010, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control – Integrated Framework.”

Based on that assessment, our Chief Executive Officer and Chief Financial Officer have concluded that we did not maintain effective internal control over financial reporting as a result of insufficient resources and personnel to properly segregate duties in our finance department, resulting in a material weakness in the financial statement closing process.

Our independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting. Accordingly, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting pursuant to amendments to the rules and forms of the Securities and Exchange Commission that were adopted in order to conform them to Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection that permit us to provide only management’s report in this Annual Report.

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

Changes in internal controls over financial reporting

During the year ended December 31, 2010, due to the continued reductions in headcount and substitutions of employees in our finance department, we have made adjustments to internal control over financial reporting. Such adjustments are not deemed by our management to materially affect, or to reasonably be likely to materially affect, our internal controls over financial reporting.

ITEM 16.     Reserved

ITEM 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Cohen and Mr. Bejamin, are an “audit committee financial expert.”

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

ITEM 16C.  Principal Accountant Fees and Services

The following table presents the fees to our external auditors for professional services rendered in the years ended December 31, 2009 and 2010:

	2009	2010
Audit Fees	$83,000	$75,000
Audit-Related Fees	-	-
Tax Fees	$7,000	$3,000
Total	$90,000	$78,000

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

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17.   Financial Statements.

Not applicable.

ITEM 18.   Financial Statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF VUANCE LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Vuance Ltd. (the "Company") and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Supercom Asia Pacific Limited (Supercom Asia Pacific), a subsidiary, which statements reflect total revenues of 1.6% of the related consolidated totals for the year ended December 31, 2008. Those financial statements were audited by other auditors, whose report thereon have been furnished to us. Our opinion, insofar as it relates to the amounts included for Supercom Asia Pacific, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vuance Ltd and subsidiaries as of December 31, 2010 and 2009, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1f to the financial statement, the Company has incurred substantial losses and negative cash flows from operations since its inception and, as of December 31, 2010, the Company had an accumulated deficit of $49,344 thousands and total shareholders' deficit of $7,871 thousands. These conditions, along with other matters as set forth in Note 1f, raise substantial doubt about the Company's ability to continue as a going concern. Management plans in regards to these matters are also described in Note 1f. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, ISRAEL
June 13, 2011

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$656	$197
Restricted cash deposits	330	130
Trade receivables (net of allowance for doubtful accounts of $ 3,470 and $ 1,553 as of December 31, 2009 and 2010, respectively)	857	752
Other accounts receivable and prepaid expenses	315	388
Inventories, net	82	197
Assets attributed to discontinued operations	1,996	-

Total current assets	4,236	1,664

SEVERANCE PAY FUND	283	234

PROPERTY AND EQUIPMENT, NET	157	110

OTHER ASSETS, NET	6	-

Total assets	$4,682	$2,008

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2009	2010
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	$982	$973
Employees and payroll accruals	462	151
Advances from customer	37	1,010
Accrued expenses and other liabilities	2,822	2,244
Convertible bonds	430	122
Liabilities attributed to discontinued operations	1,599	-

Total current liabilities	6,332	4,500

LONG-TERM LIABILITIES:
Convertible bonds	2,624	2,866
Long-term loan and others	1,693	2,259
Accrued severance pay	304	254

Total long-term liabilities	4,621	5,379

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' DEFICIT:
Share capital:
Ordinary shares of NIS 0.0588235 par value -
Authorized: 12,000,000 and 52,000,000 shares as of December 31, 2009 and 2010, respectively;
Issued and outstanding: 5,724,421 and 7,280,821 shares as of December 31, 2009 and 2010, respectively	89	113
Additional paid-in capital	41,019	41,360
Accumulated deficit	(47,379)	(49,344)

Total shareholders' deficit	(6,271)	(7,871)

Total liabilities and shareholders' deficit	$4,682	$2,008

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data
	Year ended December 31,
	2008	2009	2010

Revenues	$18,112	$9,304	$7,389
Cost of revenues	6,945	3,365	2,057
Gross profit	11,167	5,939	5,332

Operating expenses:
Research and development	1,738	898	386
Selling and marketing	9,905	5,131	4,405
General and administrative	2,611	1,648	1,985
Other (income) expenses	8	130	(396)
Total operating expenses	14,262	7,807	6,380

Operating loss	(3,095)	(1,868)	(1,048)
Financial expenses, net	(3,087)	(620)	(678)

Loss before income tax	(6,182)	(2,488)	(1,726)
Income tax	(137)	(71)	(50)

Net loss from continuing operations	(6,319)	(2,559)	(1,776)
Loss from discontinued operations	(6,039)	(2,526)	(189)

Net loss	$(12,358)	$(5,085)	$(1,965)

Loss per share - basic and diluted:
Loss per share from continuing operations	$(1.22)	$(0.46)	$(0.29)
Loss per share from discontinued operations	$(1.17)	$(0.46)	$(0.03)

Net loss per share	$(2.39)	$(0.92)	$(0.32)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	5,171,406	5,511,948	6,177,862

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares	Share capital		Additional paid-in capital	Accumulated Deficit	Total comprehensive loss	Total shareholders' deficit

Balance as of January 1, 2008	5,124,779	$80		$39,089	$(29,936)		$9,233
Issuance of shares (see Note 14c)	108,063	2		247	-	-	249
Exercise of options	27,032	-	*	8	-	-	8
Beneficial conversion feature on convertible bond terms	-	-		94	-	-	94
Stock- based compensation	-	-		907	-	-	907
Net loss	-	-		-	(12,358)	$(12,358)	(12,358)
Total comprehensive loss						$(12,358)
Balance as of December 31, 2008	5,259,874	$82		$40,345	$(42,294)		$(1,867)
Issuance of shares in connection with acquisition of Intelli-Site (see Note 1a)	202,626	3		68	-	-	71
Issuance of shares (see Note 14c)	168,865	3		60	-	-	63
Exercise of options	93,056	1		-	-	-	1
Beneficial conversion feature on convertible bond terms	-	-		24	-	-	24
Stock- based compensation	-	-		522	-	-	522
Net loss	-	-		-	(5,085)	$(5,085)	(5,085)
Total comprehensive loss						$(5,085)
Balance as of December 31, 2009	5,724,421	$89		$41,019	$(47,379)		$(6,271)
Issuance of shares in connection with acquisition of Intelli-Site (see Note 1a)	6,932	-	*	-	-	-	- *
Issuance of shares (see Note 14f)	1,538,461	24		176	-	-	200
Exercise of options	11,007	-	*	-	-	-	- *
Warrants issued in connection with extinguishments of liabilities (see Note 1d)	-	-		147	-	-	147
Stock- based compensation	-	-		18	-	-	18
Net loss	-	-		-	(1,965)	$(1,965)	(1,965)
Total comprehensive loss						$(1,965)
Balance as of December 31, 2010	7,280,821	$113		$41,360	$(49,344)		$(7,871)

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net loss	$(12,358)	$(5,085)	$(1,965)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	651	708	53
Impairment loss	3,235	1,119	-
Accrued severance pay	16	(74)	(47)
Stock-based compensation	907	522	18
Amortization of discount on convertible bonds	810	-	20
Amortization of deferred charges	159	-	-
Realized loss from sale of marketable securities	862	-	-
Exchange differences on principal of long-term loan	5	-	-
Capital gain from sale of subsidiary (Appendix C)	-	-	(272)
Capital gain from extinguishments of liabilities	-	-	(124)
Decrease (increase) in trade receivables	1,610	(667)	105
Decrease (increase) in other accounts receivable and prepaid expenses	1,373	644	(105)
Decrease (increase) in inventories	(1,001)	1,008	(132)
Increase (decrease) in trade payables	216	163	(2)
Increase (decrease) in employees and payroll accruals	(86)	215	(311)
Increase (decrease) in advances from customer	(2,813)	(1,484)	973
Increase in accrued expenses and other liabilities	1,150	1,270	577

Net cash used in operating activities	(5,264)	(1,661)	(1,212)

Cash flows from investing activities:
Purchase of property and equipment	(73)	(100)	(4)
Acquisition of operation net of cash acquired (Appendix A)	-	-	-
Proceeds from sale of operations net of cash disposed (Appendix B)	-	-	397
Sale of subsidiary net of cash disposed (Appendix C)	-	-	(3)
Decrease (increase) in severance pay fund	(5)	31	49
Restricted cash deposits, net	1,022	1,745	200
Proceeds from sale of marketable securities	3,192	-	-

Net cash provided by investing activities	4,136	1,676	639

Cash flows from financing activities:
Short-term bank credit, net	254	(9)	-
Principle repayment of convertible bonds	-	(79)	(86)
Issuance of share capital, net of issuance costs	2	3	200
Proceeds from exercise of options and warrants, net	8	1	- *
Payment of liability to a former owner of an acquiree	-	(87)	-
Principal repayment of long-term loan	(438)	-	-

Net cash (used in) provided by financing activities	(174)	(171)	114

Decrease in cash and cash equivalents	(1,302)	(156)	(459)
Cash and cash equivalents at the beginning of the year	2,114	812	656

Cash and cash equivalents at the end of the year	$812	$656	$197

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Supplemental disclosure of cash flows information:

Appendix A:
Acquisition of operation net of cash acquired:

Assets and liabilities of the operation, as of date of purchase:
Working capital (excluding cash and cash equivalents)	-	$(62)	-
Property and equipment, net	-	(4)	-
Intangible assets, net	-	(313)	-
Shares issued	-	68	-
Liabilities to former owner of the acquiree (*)	-	311	-

	$-	$-	$-

(*) Including $68 which represents the acquisition date fair value of contingent consideration to the former owners.

Appendix B:
Sale of operations net of cash sold:

Assets and liabilities of the operations, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	-	$(208)
Property and equipment, net	-	-	88
Intangible assets, net	-	-	517

	$-	$-	$397

Appendix C:
Sale of subsidiary net of cash sold:

Assets and liabilities of the subsidiary, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	-	$(276)
Property and equipment, net	-	-	4
Long-term liability	-	-	(3)
Capital gain from sale of subsidiary	-	-	272

	$-	$-	$(3)

Cash paid during the year for:
Interest	$171	$109	$-
Income taxes, net	$137	$31	$50

Supplemental disclosure of non-cash investing and financing activities:

Extinguishments of liabilities (see Note 1d)	-	-	$147
Issuance of shares to service providers and officer	$247	$63	$-

1.	During 2008, additional goodwill in an amount of $276 was recorded with respect to the acquisition of SHC, as a result of clarification of certain provisions of the acquired entity.
2.	During 2008, a modification of terms of convertible bonds with principal amount of $2,500 was determined to be a debt extinguishment.

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

Following the delisting from the NASDAQ as of the open of business on October 1, 2009 the Company had been advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that its securities are immediately eligible for quotation in the Pink Sheets. The Company's common stock is quoted under the ticker symbol “VUNCF”.

Until January 2010 (the date of the sale of the activities as described below in Note 1b), the Company developed and marketed security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel, which encompassed electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. Due to the sale of activities in January 2010, the Company is focusing on its active RFID products and existing e-ID projects. Regarding the e-ID activity after the sale of the e-ID Division to OTI in 2006, see below.

The Company is headquartered in Israel.

The Company sells its products through centralized marketing office in U.S and Israel.

The Company's subsidiaries includes: Vuance Inc. incorporated in the United States (see b2 below regarding the presentation of certain activity of Vuance Inc as discontinued operations), Vuance RFID Inc., (incorporated in Delaware) which focused until the end of 2007 on new technology and solutions for active tracking of people and objects, and commencing in 2008 until the fourth quarter of 2008 engaged in the distribution of locks (see b1 below regarding the presentation of certain activity of Vuance RFID as discontinued operations), S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007, and focused until 2009 on executing perimeter security and a border control project at a European International Airport, PureRFid, Inc. (incorporated in Delaware) which focuses on the marketing and selling of the Company’s active RFID solutions and until October 21, 2010 SuperCom Asia Pacific Limited incorporated in Hong Kong which focused on marketing (see c below). As of December 31, 2010, all the Company’s activities were concentrated mainly through Vuance Ltd. and PureRFid, Inc.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

a.
(cont.)

On July 3, 2007, through its wholly-owned subsidiary, Vuance Inc., the Company entered into an agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding share capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HOMS.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $4,335 in Vuance ordinary shares (and direct expenses of approximately $600). The closing date was August 28, 2007. SHC is a Delaware corporation engaged, directly and through its subsidiaries in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of SHC, the Company issued to the sellers 1,097,426 ordinary shares of the Company which were subject to certain lock up mechanism.  HMSC further agreed that at the Closing it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of the Company, to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction. According to the Purchase Agreement, the Company guaranteed all of the obligations of Vuance Inc under such agreement.

During the fourth quarter of 2007, the acquired companies (SHC and its subsidiaries) were merged into Vuance Inc.

On March 25, 2009, the Company, through its subsidiary, Vuance Inc., completed the acquisition of certain assets and liabilities of Intelli-Site, Inc. (“Intelli-Site”). The purchase price was $262 payable in cash and in shares of the Company (which were subject to a certain lock up mechanism) and included a contingent consideration of up to $600 based upon certain conditions.

The results of operations of Intelli-Site were included in the consolidated financial statements of the Company commencing April, 2009. However, during the first quarter of 2010, this activity (including the contingent consideration related to it) was sold and presented among discontinued operations, see b below.

On November 8, 2006, the Company entered into an agreement with On Track Innovations Ltd. ("OTI") (NASDAQ: OTIV), under which OTI agreed to acquire the assets of the Company’s e-ID Division (including, inventory, fixed assets and intangible assets) for consideration consisting of 2,827,200 restricted ordinary shares of OTI. The transaction was completed on December 31, 2006. At the closing, the parties entered into a service and supply agreement pursuant to which the Company agreed to continue to provide services and receive revenues under certain existing ID and e-ID contracts for governmental and commercial projects in Europe, Asia and Africa. OTI agreed to serve as a subcontractor for these projects. The shares of OTI which were subject to certain lock-up agreement were sold by the Company during 2007 and 2008. See also Note 3 below.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Discontinued operations

1.
During the fourth quarter of 2008, the Company ceased the operations of distribution of locks (which commenced during 2008). The assets attributed to this discontinued operations, mainly inventory, were sold during 2009.

 The results of the discontinued operation for the years ended December 31, 2008 and 2009, is presented below:

	Year ended December 31, 2008	Year ended December 31, 2009

Revenues	$5	$156
Cost of revenues	$(4)	$(196)
Selling and marketing	$(273)	$(25)
Net loss	$(272)	$(65)

2.
On January 28, 2010 (the “Closing Date”), the Company and its subsidiary Vuance, Inc. completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. (the “Sale”) related to the Company's electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets (the “Purchase Agreement”), dated as of January 9, 2010 between Vuance Inc. and OLTIS Security Systems International, LLC (“OSSI”). On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance Inc. $147 in cash. In addition, OSSI paid off (the “Bridge Bank Payment”) a certain Business Financing Agreement (the “Loan”) between Vuance Inc. and Bridge Bank, National Association in an amount of $290. Further to the Bridge Bank Payment, the Loan was released, and the Company and Vuance Inc. no longer have any liabilities associated with the Loan. The Purchase Agreement includes an indemnification clause pursuant to which, Vuance Inc. agrees to indemnify and hold OSSI harmless from and against any claim or liability of Vuance Inc. or the Company, which may be asserted against OSSI, excepting only to the extent of any business debts and other liabilities which OSSI expressly agrees to pay or assume at the closing date.

On January 29, 2010 (the “Closing Date”), the Company and its subsidiary, Vuance, Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance Inc. (the “Sale”) related to the Company's Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement (the “Purchase Agreement”) dated January 29, 2010 between the Company, Vuance Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation.

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

b.
Discontinued operations (cont.)

The activities sold meet the definition of a component under ASC Topic 205-20. Due to the fact, that as of December 31, 2009, such components met the requirements to be classified as held for sale in accordance with the provisions of ASC Topic 360-10, the results of operations of these components and the assets and liabilities attributed thereto were classified as discontinued operations. In addition, the results of operations for the prior period (2008), have been re-classified accordingly.

The assets attributed to the discontinued operations are as follows:

	As of December 31, 2009

Restricted cash deposits	75
Trade receivables	724
Other account receivables	115
Inventories, net	477
Intangible assets, net	517	(*)
Property and equipment, net	88
Total	$1,996

(*)
Based on the consideration of the sale transaction and the fair value estimation of the components sold, the Company recognized in 2009 an impairment in a total amount of $1,119 with respect to the balance of goodwill attributed to the sold components ($685) and to certain other intangible assets.

Following the sale of the activities and as of December, 31, 2010, the Company does not have any involvement with respect to the activities sold.

The liabilities attributed to the discontinued operations are as follows:

As of December 31, 2009
Short-term bank credit	$290
Trade payables	907
Accrued expenses and other liabilities	376
Employee payroll accruals	26
Total	$1,599

The results of the discontinued operations are as follows:

	Year ended December 31,
	2008	2009	2010
Revenues	$2,541	$4,944	$541
Cost of revenues	(1,507)	(2,521)	(497)
Research and development	(833)	(930)	(96)
Selling and marketing	(2,019)	(1,950)	(105)
General and administrative	(688)	(761)	(28)
Financial expenses	(26)	(124)	(4)
Impairment of goodwill and other intangible assets	(3,235)	(1,119)	-
Net loss	$(5,767)	$(2,461)	$(189)

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

c.        Sale of subsidiary:

During October 2010, the Company sold its entire equity interest in its wholly owned Hong Kong subsidiary, SuperCom Asia Pacific Limited (the “Subsidiary”), for no consideration. As part of this sale, the Company assigned to the purchaser certain outstanding loans due to the Company by the Subsidiary in the amount of $1,400. As result of the sale of the Subsidiary, the Company realized a capital gain of $272 in the fourth quarter of 2010.

d.        Extinguishment of liabilities

On November 3, 2010, the Company submitted to the district court in Petach-Tikva, Israel, a request to summon meetings of creditors of the Company, in order to approve a proposed arrangement between the Company and its creditors (including convertible bond holders) in accordance with Section 350 of the Israeli Companies Law 5759-1999. The proposed arrangement involves an allotment of ordinary shares or warrants to purchase ordinary shares of the Company to certain of its creditors, at a price of $0.09 per ordinary share against 40% of the total outstanding debt to the creditors, to the effect of total satisfaction of the entire debt owed to the Company’s creditors (thus forgiving and waiving 60% of the total outstanding debt of the Company). The proposed arrangement is based on the one which was approved by the general meeting of the shareholders dated September 12, 2010. The Company convened the meetings of its creditors to approve the proposed debt arrangement during February and March 2011. On March 15, 2011, the Company filed an application with the Petach-Tikva District Court, in Israel, for the approval of the creditor arrangement presented to creditors at the creditors' meetings.

As of the Balance Sheet date, based on the opinion of its legal advisors, the Company has repaid certain creditors with total outstanding debt of $271, in connection with arrangements that are not subject to any further approvals or other conditions. The Company granted for those certain creditors a total of 1,206,142 warrants to purchase ordinary shares of the Company (see also Note 14f2). In accordance with ASC Topic 470-50-40, the Company recorded an amount of $124 as a gain from extinguishment of debts based on the difference between the carrying amount of the liabilities repaid ($271) and the fair value of the warrants granted ($147), which was credited directly to additional paid-in capital.

As described above the Company proposed the same arrangement to certain other creditors with a total debt amount of approximately $5,954 as of December 31, 2010.

The completion of such arrangement is subject to final approval of the District Court, pending the resolution by the District Court to an objection to the proposed arrangement filed by one of the Company’s creditors (see Note 13).

e.        Concentration of risk that may have a significant impact on the Company:

The Company derives most of its revenues from one major customer. See also Note 16c.

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

f.
The Company has incurred substantial losses and negative cash flows from operations since its inception. The Company had an operating cash flow deficit in each of the three years period ended December 31, 2010. As of December 31, 2010, the Company had an accumulated deficit of approximately $49,344 and the total shareholders' deficit amounted to $7,871. The Company incurred net losses of approximately $12,358, $5,085 and $1,965 in the years ended December 31, 2008, 2009 and 2010, respectively. The Company may continue to have an annual net operating losses and negative cash flows for the near future, and expects to spend significant amounts of capital to enhance its remaining products and services, develop further sales and operations and fund expansion. As a result, the Company will need to generate significant revenue to achieve profitability. Even if the Company does achieve profitability, the Company may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of the Company's current operations after utilizing its current cash reserves and other current assets is dependent upon the generation of additional financial resources. As described in Note 1d, the Company wishes to complete the creditors’ arrangement and also is seeking to raise funds either by equity issuances or by receiving banking credit lines. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to allowances and contingencies.

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

c.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (unless the non-controlling shareholders have certain approval or veto rights) in Israel, the United States and Hong-Kong (see Note 1c). Material intercompany transactions and balances were eliminated upon consolidation. Material profits from intercompany sales, not yet realized outside the group, were also eliminated.

d.	Cash and cash equivalents: The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash and cash equivalents.

e.	Restricted cash deposits: Restricted cash includes a deposit which is used to secure agreement with account payable.

f.
Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC Topic 320-10, "Investments - Debt and Equity Securities" (“ASC Topic 320-10”). Management determines the appropriate classification of its investments in marketable securities and commercial paper at the time of purchase and reevaluates such determinations at each balance sheet date.

The marketable securities held by the Company during 2008 consisted of marketable securities received in connection with the OTI transaction (see Note 1a). Such securities were classified as available-for-sale and were stated at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income". During 2008, the Company sold all its OTI’s shares and recognized a loss in an amount of $862.

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

Raw materials, parts and supplies - using the “moving average cost" method or the “first in first out” method.

Finished products - on the basis of direct manufacturing costs

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

1.
Beneficial conversion feature:

The Company has considered the provisions of ASC Topic 815-40, "Derivatives and Hedging - Contracts in Entity's Own Equity", and determined that the embedded conversion feature of the convertible bonds should not be separated from the host instrument because it qualifies for equity classification. Furthermore, the Company applied ASC Topic 470-20, "Debt - Debt with Conversion and Other Options" which clarifies the accounting for instruments with beneficial conversion features or contingency adjustable conversion ratios.

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

3.
Modification (or exchange) of a convertible bonds

The Company applied the provisions of ASC Topic 470 - 50, "Debt - Modifications and Extinguishments", with respect to the modification of terms of convertible debt instruments. According to ASC Topic 470-50, the Company concluded that the modification of convertible bonds that occurred during November 2007 did not result in a debt extinguishment and the modification that occurred in June 2008, August 2009 and November 2009 was determined to be a debt extinguishment. See Note 13.

4.
Refinance on a long-term basis

The Company applied the provisions of ASC Topic 470 – 10 – 45 “Debt – Other Presentation Matters” with respect to a financing agreement signed after the date of the balance sheet but before the issuance of the financial statements and accordingly, presented certain convertible bonds in a total amount of $4,262, as a long term liability.

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

Severance expenses for the years ended December 31, 2008, 2009 and 2010 amounted to $108, $22 and $57, respectively.

n.
Goodwill and Intangible assets:

Intangible assets are amortized over their useful lives using the straight line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC Topic 350, "Intangibles - Goodwill and Other".

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests, if certain events or indications of impairment occur. Goodwill is tested for impairment at the reporting unit level. As required by ASC Topic 350, the Company compares the fair value of each reporting unit to its carrying value ("step 1"). If the fair value exceeds the carrying value of the reporting unit’s net assets, goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

                         n.           Goodwill and Intangible assets (cont.):

During 2008, the Company recorded an impairment of goodwill in an amount of $3,235. See Note 8.

Due to the sale of activities in January 2010 (see Note 1b), the Company recorded in 2009 an impairment loss of the entire remaining balance of the goodwill which was attributed to the components sold in an amount of $685 and certain other intangible assets in an amount of $434.

 o.           Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation).

The sale of products involves the sale of active RFID products and existing e-ID project. The Company sells its products in the US through a local subsidiary, and directly in the rest of the world.

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

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2010, no such estimated losses were identified. As of December 31, 2010, all the long-term contracts were completed and their related revenues were recognized in full.

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

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2010, the Company had an allowance for customer returns in the amount of $13.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.           Revenue recognition (cont.):

The warranty period is usually 12 months. Based primarily on historical experience, the Company does not provide for warranty costs when revenue is recognized, since such costs are not material.

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

Research and development costs incurred in the process of software production before establishment of technological feasibility, are expensed as incurred. Costs of the production of a product master incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC Topic 985-20, "Costs of Software to Be Sold, Leased, or Marketed". Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or a working model.

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

r.            Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2008, 2009 and 2010 financial statements.

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

Cash and cash equivalents and restricted cash deposits are deposited with major banks in Israel and the United States. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

t.             Basic and diluted loss per share:

Basic loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method and the dilutive potential, if any, of convertible bonds using the “if-converted method”.

The net loss and the weighted average number of shares used in computing basic and diluted loss per share for the reported periods are as follows:

	Year ended December 31,
	2008	2009	2010
Net loss used for the computation of basic and diluted loss per share	(12,358)	(5,085)	(1,965)

	Year ended December 31,
	2008	2009	2010
Weighted average number of shares used in the computation of basic and diluted loss per share	5,171,406	5,511,948	6,177,862

All outstanding stock options, warrants and convertible bonds have been excluded from the calculation of the diluted net loss per share for the years ended December 2008, 2009 and 2010, since the effect of the shares issuable with respect of these instruments was anti-dilutive.

The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 2,826,466, 3,189,071 and 4,557,840 for the years ended December 31, 2008, 2009 and 2010 respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

u.           Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining the fair value disclosures for financial instruments:

At December 31, 2010 and 2009, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables, other accounts payable (which are not included in the proposed arrangement described in Note 1d) and financial assets and liabilities attributed to discontinued operation approximate their fair value due to the short-term maturity of such financial instruments.

As of December 31, 2009 the fair value of the convertible bonds was approximately $2,850. Such amount was calculated based on present value of the principal, interest and penalties payment under the amended terms of the bonds, using discount rate of 17.95% which represent, according to management estimate, the interest rate that the Company was required to pay for such bond as of December 31, 2009 (level 3).

As of December 31, 2010 the Company is unable to assess the fair value of the convertible bonds and other liabilities subject to the proposed arrangement due to the uncertainties involved with respect to the completion of the arrangement. The terms of the proposed arrangement are described in Note 1d.

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

w.          Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010, were approximately $58, $12 and $15, respectively.

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

In accordance with ASC Topic 820-10, the Company measures and discloses fair value measurements for certain financial and nonfinancial assets and liabilities. Fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that is required to be determined based on the assumptions that market participants would use to determine the price of an asset or a liability.

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

aa.          Discontinued operations:

The Company applies ASC Topic 205-20, "Presentation of Financial Statements - Discontinued Operation". According to ASC Topic 205-20, when a component of an entity, as defined in this standard, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, required to be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations if both of the following conditions are met: a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the company as a result of the disposal transaction, and b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. (See also Note 1b).

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

ab.           Recently issued accounting pronouncements:

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

As applicable to the Company, the update became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the disclosures of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years (fiscal 2011 for the Company). The adoption of the new guidance did not have a material impact on the Company’s financial position, results of operations or cash flows. Moreover, the adoption of the provisions that will be effective in 2011 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 3:-	MARKETABLE SECURITIES

During the fourth quarter of 2006, the Company received, as consideration for the sale of the e-ID Division (see Note 1a), 2,827,200 ordinary shares of OTI (hereinafter – "OTI shares") (of which 212,040 shares were received by the Company but related to its consultants).

During 2008, the Company sold the remaining, 1,200,444 OTI shares, for a total amount of $3,192 and recorded net realized losses in an amount of $862. Such amounts were presented in the statement of operation within the financial expenses, net.

The Company did not hold marketable securities other than OTI shares in the reported periods.

NOTE 4:-       OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Prepaid expenses	$16	$8
Government authorities	109	88
Advance payment to suppliers	55	193
Others	135	99

	$315	$388

NOTE 5:-       INVENTORIES, NET

	December 31,
	2009	2010

Raw materials, parts and supplies	$17	$145
Finished products	65	52

	$82	$197

As of December 31, 2009 and 2010, the inventory is presented net of allowance for slow inventory in the amount of approximately $51 and $108 respectively.

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

The Company currently owns 66% of SuperCom Slovakia's outstanding shares and accounts for the investment using the equity method of accounting, due to the substantive participation rights held by the non-controlling interest, which impact the Company’s ability to exert control over the subsidiary.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 6:-	INVESTMENT IN A CERTAIN MAJORITY OWNED SUBSIDIARY (cont.)

During 2006, the Company wrote down the entire loan balance in that company due to litigation developments regarding this issue and due to low probability of collection. See Note 11c2. During all the reported periods, the subsidiary had no operating activity.

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010
Cost:
Computers and peripheral equipment	$320	$262
Office furniture and equipment	198	197
Leasehold improvements	46	45
	564	504
Accumulated depreciation:
Computers and peripheral equipment	270	244
Office furniture and equipment	110	120
Leasehold improvements	27	30
	407	394
Depreciated cost	$157	$110

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010, were $73, $77 and $47, respectively.

NOTE 8:-	OTHER ASSETS, NET

a.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010
Balance as of January 1	$685	$-
Impairment loss	(685)	-
Balance as of December 31	$-	$-

The goodwill resulted from the acquisition of SHC (see Note 1a).

The Company received market indication with respect to the fair value of the U.S. subsidiary in the first quarter of 2009. Based on the above the Company recognized in 2008 an impairment loss in the amount of $3,235.

During 2009, the Company recognized an impairment of the remaining balance of goodwill which attributed to the components (as described in ASC 360) that have been classified as of December 31, 2009 as discontinued operations. As a result, the impairment was classified in the statements of operations for 2009 within the loss from discontinued operations.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 8:-	OTHER ASSETS (Cont.)

b.	Intangible assets and deferred charges

		December 31,
Cost	Amortization period	2009 (*)	2010
Deferred charges (a)	Over the contractual life of the bonds	$255	$255
Patents (b)	3 Years	104	104
		$359	$359

Accumulated amortization
Deferred charges	$255	$255
Patents	98	104
	$353	$359
Amortized cost	$6	$-

(*)
Due to sale of activities in January 2010, the Company classified as of December 31, 2009 certain intangible assets in an amount of $517, attributed to the activities within the balance "Assets attributed to discontinued operations". (See Note 1b.)

a.
The deferred charges were incurred in respect of the issuance of convertible bonds during November, 2006 (an additional amount of $52 was recognized during 2007 with respect to those convertible bonds). Due to a breach of certain convertible bond covenants in 2008, among other things, the Company had to accelerate the remaining deferred expenses balance in the amount of $138. See Note 13.

b.	During February 2007, the Company purchased the remaining 20% of Vuance RFID from the minority for an amount of $100, which was attributed to patents.

Amortization of intangible assets and deferred charges amounted to $737, $632 and $6 for the years ended December 31, 2008, 2009 and 2010, respectively.

NOTE 9:-	BANK CREDIT

a.
As of December 31, 2009, Vuance Inc had an account receivable line of credit from Bridge Bank in an aggregate amount of up to $ 1,000, and as of that date the amount of the credit utilized was $290. The weighted average interest rate on the credit line as of December 31, 2009 was approximately 7.5%. Due to sale of activities in January 2010 (see Note 1b), the Company classified the bank credit balance as of December 31, 2009 to discontinued operations. In August 2010, Vuance Inc. closed its account in Bridge Bank.

As of December 31, 2010, the Company did not have any credit line from banking institutions.

Regarding the credit line that was received by the Company after the balance sheet date, see Note 19a.

b.	Regarding guarantees and liens - see Note 11b.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2010

Deferred revenues	$20	$-
Accrued expenses (*)	2,779	2,241
Other	23	3

	$2,822	$2,244

(*)
As of December 31, 2009 and 2010, includes $386 and $402, respectively, related to marketing expenses, $881 and $368, respectively, related to subcontractors of long term contract and $398 and $352, respectively, related to litigation accruals.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.             Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2011 - 2015.

On April 18, 2005, the Company signed a lease for new offices in Qadima, (Israel). The lease was for a period of five years commencing on November 1, 2005. The Company subleased a portion of these leased facilities until October 31, 2010. On November 2, 2010, the Company signed an Additional Agreement to the lease agreement according to which the Company will lease only a part of the area of the initial lease agreement for a period of one year commencing November 1, 2010 and ending October 31, 2011, with a notice period of at least 60 days allowing each party to terminate the lease period. The monthly lease amount of the additional agreement is $7.7.

The Company's subsidiary in the USA leases a facility in Peachtree City, GA. The average monthly fee of the facility is $2.8. The lease commenced on March 1, 2008 until February 28, 2013.Vuance, Inc. also leased a facility in Rockville, Maryland for an average monthly fee of $5.0 which was subleased for a monthly fee of $4.2. The lease commenced on December 1, 2007 and ended on February 28, 2011.

In 2009, Vuance Inc. signed additional lease agreement in Oak Creek, Wisconsin. The average monthly lease amount for the facilities is $3.8. The lease commenced on April 1, 2010 until March 31, 2015.

Future minimum lease commitments under non-cancelable operating leases excluding subleases for the years ended December 31, are as follows:

2011	$166
2012	78
2013	50
2014	45
2015	11
$350

Rent expenses, net of rent income from subleases, for the years ended December 31, 2008, 2009 and 2010, were approximately $440, $331 and $121, respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Guarantees, indemnity and liens:

1.
The Company issued a Letter of Credit with a balance of $325 as of December 31, 2009 to a supplier, related to a certain project of the Company with a European country. As a condition of this Letter of Credit, as of December 31, 2009, the Company deposited $330, which is presented as restricted cash deposits. The Letter of Credit expired on December 31, 2010 and the remaining restricted deposit of $130 was released during January 2011.

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

4.	See also Note 1b2.

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

At a hearing held on September 23, 2009, the Court accepted the Company's application to summon the Arbitrator as a witness. At the hearings which took place on November 29 and November 30, 2010, the Arbitrator testified in Court. In his testimony, the Arbitrator described procedural flaws which occurred, in his view, during the arbitration and also related to threats which were made against him by the Secretary of the Ukrainian Chamber of Commerce and Industry in the course of the arbitration session.

Following the testimony of the Arbitrator, the Department asked the Court to summon the other two Ukrainian arbitrators as witnesses. The Court accepted the request and scheduled hearings for their testimonies in September 2011.

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

 c.            Litigation (cont.):

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998.  Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,519 as of December 31, 2010) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $57 as of December 31, 2010) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $84 as of December 31, 2010).  The Company has begun an enforcement proceeding to collect the arbitral awards.  The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award.  During September 2005, the Commercial Court of Vienna dismissed the claim.  On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal.  On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days.  On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful.

3.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property.  On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the amount of NIS 100,000 ($28 as of December 31, 2010) and legal expenses as well as attorney’s fees in the amount of NIS 30,000 ($8 as of December 31, 2010) (which was paid during 2006). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the above ruling.

During the years thereafter several court sessions were held, judgments were made and appeals were filed by each of the parties.

On December 15, 2009, the court suggested that the parties try a mediation process in order to endeavor to come to an agreement. All the parties agreed to the suggestion.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation (cont.):

3.
(cont.)

In the course of the mediation process, during 2010, an agreement in principle was reached, according to which the mediator will be authorized to determine the sum, within the range between NIS 750,000 (approximately $211 as of December 31, 2010) and NIS 1,000,000 (approximately $282 as of December 31, 2010), which the Company shall pay to Secu-Systems. Pursuant to such agreement in principle, the amount determined by the mediator will be paid by the Company during 2011 in 10 equal, consecutive monthly installments.

As of December 31, 2009 the Company made an allowance in the amount of $230 related to this litigation.

Following the said agreement in principle, a binding mediation agreement was signed by the parties, and on September 1, 2010, a mediation session was held. On November 30, 2010, the mediator determined that the sum the Company will have to pay to Secu-System is NIS 893,000 (approximately $252 as of December 31, 2010).

4.
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

On June 28, 2010, the arbitral award was received, pursuant to which the claim against the Company was accepted and the Company's counterclaim was rejected. In addition, legal expenses in the amount of NIS 20,000 (approximately $6 as of December 31, 2010) were awarded in favor of Somet.

The Company settled its entire debt in respect of that dispute in October 2010.

5.
Vuance Inc. was the defendant in an action filed on March 26, 2010 in the Circuit Court for Milwaukee County by two former employees, which are also shareholders of the Company . The two Plaintiffs in that matter claimed that each was a party to an Employment Agreement with Vuance Inc. and that Vuance Inc. was in breach of those agreements. Each of the Employment Agreements provides, inter alia, that any disputes arising under or in connection with the Agreement shall be resolved by third-party mediation and, failing that, by binding arbitration. Accordingly, counsel in the matter have agreed to have the dispute mediated by a third party. Counsel has agreed that the time for Vuance Inc. to answer or otherwise respond to the complaint in the matter is indefinitely extended. Together, the Plaintiffs claimed they have been damaged in an amount of $168. Vuance Inc. made an allowance of $168, in 2009 that reflects the expected expenses related to this litigation.

On July 15, 2010, the two Plaintiffs voluntarily dismissed the case without prejudice. As of December 31, 2010, the Company reassessed the allowance and decided to set the allowance at an amount of $100, since the Company assumed that the employees’ claim remained valid.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	In a certain transactions, the Company is obligated to pay a certain percentage of the revenues to third parties.

e.	The Company is obligated, under certain contracts with one of its manufacturers, to purchase certain blanket orders from such manufacturer, with no specific time requirements.

NOTE 12:-	INCOME TAX

a.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

Until December 31, 2007, the results of operations for tax purposes in Israel were measured in terms of earnings in NIS after adjustments for changes in Israel's Consumer Price Index ("CPI"). Commencing January 1, 2008, this law is void and in its place there are transition provisions, whereby the results of operations for tax purposes are to be measured on a nominal basis. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and income before taxes shown in the financial statements. In accordance with paragraph 25-3f of ASC TOPIC 740-10-25, Income Taxes, the Company has not provided for deferred income taxes on the above difference between the functional currency and the tax bases of assets and liabilities.

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-	INCOME TAX (cont.)

d.             Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2009	2010

Operating loss carryforward	$9,809	$9,814
Reserves and allowances	721	739

Net deferred tax asset before valuation allowance	10,530	10,553
Valuation allowance	(10,530)	(10,553)

Net deferred tax asset	$-	$-

Deferred income taxes consist of the following:
Domestic	$5,701	$5,593
Valuation allowance	(5,701)	(5,593)

Foreign	4,829	4,960
Valuation allowance	(4,829)	(4,960)

	$-	$-

As of December 31, 2010, the Company and its subsidiaries have provided a valuation allowance in a total amount of $10,553 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

e.	Carryforward tax losses:

Vuance Ltd. has accumulated losses for tax purposes as of December 31, 2010, in an amount of approximately $28,319, which may be carried forward and offset against taxable income in the future for an indefinite period. Vuance Ltd. also has a capital loss in an amount of $14,913 which may be carried forward and offset against capital gains for an indefinite period. Losses carryforwards in Israel are measured in NIS.

As of December 31, 2010, Vuance's subsidiaries in the United States have estimated total available carryforward tax losses of $13,873. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation, due to the SHC acquisition.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-	INCOME TAX (cont.)

f.	Vuance Ltd has assessments which are considered as final until the tax year ended December 31, 2006.

Vuance’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

g.	Loss before taxes on income consists of the following:

	Year ended December 31,
	2008	2009	2010

Domestic	$(4,854)	$(2,011)	$(1,275)
Foreign	(1,328)	(477)	(451)

	$(6,182)	$(2,488)	$(1,726)

h.
Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2008	2009	2010
Loss before taxes on income, as reported in the consolidated statements of operations	$(6,182)	$(2,488)	$(1,726)

Statutory tax rate in Israel	27%	26%	25%

Theoretical tax benefit	$(1,669)	$(647)	$(432)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	2,045	503	486
Tax expenses related to withholding tax at source	137	31	39
Differences in taxes resulting from rate applicable to foreign subsidiary and others	(376)	184	(43)
Actual income tax	$137	$71	$50

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-     CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of Units consisting of Convertible Bonds and Warrants. Units valued at $2,500 were issued to Brevan Howard Master Fund Limited (“BH”), and Units valued at $656.5 were issued to Special Situation Funds (“SSF”), based on the participation rights provided in a private placement during 2005, which were existing shareholders of the Company. According to their original terms, the Convertible Bonds mature three years from the date of issuance and bear interest at an annual rate of 8% (which was updated as described below). Any withholding and other taxes payable with respect to the interest will be grossed up and paid by the Company (approximately 3% of the principal of the bonds), payment of interest will be net of any tax. Subject to certain redemption provisions, as described below, the Convertible Bonds may be converted at any time, at the option of the investors, into the Company's ordinary shares at an original conversion price of $5 per share (see amendment below). The investors were also granted warrants entitling them to acquire a total of 134,154 ordinary shares at an original exercise price of $5 per share during the next five years (see amendments below). In respect of this transaction, the Company paid approximately $215 cash as issuance expenses and granted an option to acquire up to 25,000 shares of the Company to a third party, exercisable at an original $5 per share. The fair market value of this grant option was $40.

If the Company fails to fulfill certain conditions, the investors may accelerate repayment of the principal amount of $3,156.5 of the Convertible Bonds, in which case all interest payable until maturity date will immediately become due and payable.

The Company has determined that the embedded conversion feature should not be separated from the host instrument because it qualifies for equity classification. Therefore the transaction was accounted for in accordance with ASC Topic 470 - 20, "Debt - Debt with Conversion and Other Options”.

In November 2007, due to a breach of certain conditions of the convertible bonds, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, the Company signed an amendment to the agreement with the investors under which the Company was required to pay to one of the investors the abovementioned interest amount ($276) (with any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the bonds)) and in respect of the other investors, the Company changed the conversion ratio of the bonds to $4.25. In consideration, the investors waived their right to accelerate the repayment of the bonds. The Company accounted for this amendment as a modification of the bonds.

In June 2008, following a breach of the amended terms of the convertible bonds, the Company reached an agreement with BH (with a principal amount of $2,500), under which, among other things, the investor waived the Company's compliance with certain covenants under its Convertible Bonds, in exchange for:

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

Due to the breach of certain convertible bond covenants, the Company had to recognize, in 2008, financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $138 and to accelerate the remaining discount amounts (attributed to warrants and the beneficial conversion feature) in the amount of $724. In addition, as of December 31, 2008, the Convertible Bond was classified as a current liability

On August 12, 2009, the Company entered into a bond Amendment Agreement (the “Amendment Agreement”) with BH, with principal amount of $2,500, pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company, inter alia all incomes and/or rights in connection therewith to which the Company and its Subsidiaries are and shall be entitled as a result of the Slovakian Project Arbitral Award, and on all amounts in connection with the project related to the arbitration, the Company and the investor agreed to waive compliance and amend certain provisions of the Bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) release the Company from certain payments upon the completion of certain payments of principal and interest due under the Bond, (iii) make monthly payments of $41 against the total amount due under the Bond over an eight (8) year period, and (iv) increase the number of warrants granted to 159,375 and amend their exercise price to $0.40 per share . The modification was determined to be a debt extinguishment.

On November 9, 2009, the Company entered into an Amendment Agreement (the “Amendment Agreement”) with SSF, the other investor (with a principal amount of $624), pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company, the Company and SSF agreed to waive compliance and amend certain provisions of the Bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) release the Company from certain payments upon the completion of certain payments of principal and interest due under the Bond, (iii) make monthly payments of $10 against the total amount due under the Bond over an eight (8) year period, (iv) reducing the exercise price of the bond and the warrants to $3 and $0.40, respectively and, (v) increase the number of warrants granted to 31,238. The modification was determined to be a debt extinguishment.

As of December 31, 2009, in light of the above amendments, total principal amount of $430 was presented among current liabilities and a total principal amount of $2,624 was presented among long-term liabilities. In addition, an amount of $1,693 (including interest and penalties that it was agreed to be paid after the principal amount is paid), was presented among long-term loan and others.

As of December 31, 2009, the Company was in compliance with covenants under the amended Convertible Bond agreements.

In January 2010, the Company received the investors' consent to sell its EAC and CSMS businesses (as described in Note 1b.). In addition, the Company created a specific (fixed) charge in favor of the investors on the intellectual property rights belonging to the remaining RFID business of the Company.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-     CONVERTIBLE BONDS (Cont.)

On August 24, 2010, BH entered into an Absolute Assignment and Transfer of Bond and Warrant (“Assignment”) with Sigma Wave Ltd. (“Sigma”), an Israeli company and a major shareholder of the Company. Pursuant to the Assignment, BH absolutely transfers, assigns and makes over unto Sigma all of its rights, title, obligations and interest in the Convertible Bonds and warrants accruing or growing due and outstanding as at the Closing Date (which later was determined as September 16, 2010) to BH, and BH effective as of and from the Closing Date further assigns and transfers unto Sigma all of its rights and interests in the Company pledged rights and/or assets, and BH effective as of and from the Closing Date further assigns and transfers unto Sigma all of its rights and interests in deeds, documents, writings, papers, books of account and other books relating to or being records of the Convertible Bonds and warrants or by which the Convertible Bonds and warrants are or may hereafter be secured, evidenced, acknowledged or made payable.

The Company gave its consent to the Assignment on July 28, 2010.

The Assignment had no impact on the Company’s assets or liabilities or its financial results.

On March 30, 2011, the Company entered into a financing agreement with Sigma that entitles the Company to refinance the short-term obligations under the Convertible Bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all mature amounts relating to principal and interest as of December 31, 2010, to January 1, 2012. As of the date of the agreement the Company met the required covenants and according to management assessment it is not considered probable that the Company will fail to meet such covenants until December 31, 2011. In addition, the agreement requires that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. As a consequence of the financing agreement, as of December 31, 2010, the Company’s total outstanding debt to Sigma under the Convertible Bonds is $4,262, of which $2,453 is presented among convertible bonds (long-term balance) and $1,810 is presented among long-term loan and others.

As of December 31, 2010, the Company was in compliance with the covenants under the amended Convertible Bonds agreements with respect to bonds held by SSF.

As of the filing date of these financial statements, the Company was not in compliance with the covenants under the amended Convertible Bonds with respect to bonds held by SSF due to the legal proceeding held in the District Court related to the creditors’ arrangement (see also Note 1d). The Company intends to include the Convertible Bonds held by SSF within the creditors’ arrangement. The petition, however, is subject to final approval of the District Court, pending the resolution by the District Court to an objection to the proposed arrangement filed by SSF.

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

a.
(cont.)

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

Following the delisting from the NASDAQ as of the opening of business on October 1, 2009, the Company was advised by Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that its securities are immediately eligible for quotation in the Pink Sheets effective that date. The common stock of the Company is quoted under the ticker symbol “VUNCF”.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective for trading purposes. Pursuant to this reverse share split, each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value.

b.	During 2010, the Company increased its authorized share capital to 52,000,000 ordinary shares.

c.
During 2009 and 2008, 168,865 and 104,513 ordinary shares, respectively, were issued as consideration to settle liabilities to an officer and other payables in an aggregate amount of $63 and $249, respectively and 3,550 ordinary shares were issued during 2008 due to the 2007 reverse split. Regarding ordinary shares that were issued during 2010, see Note 14f4.

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

In addition, in September 2008, the Board of Directors approved a re-pricing of options for 3 executive officers for a total of 149,600 options, which had exercise prices ranging between $2.47 and $14.8235.  The re-pricing changed the exercise price of the options to $1.86. The total incremental compensation cost at the date of the modification was $66 of which $59 was recognized during 2008 and the remaining during 2009.

In December 2008, the Special General Meeting approved the re-pricing and the extension (if applicable) of 354,617 options held by related parties. The total incremental compensation cost at the date of the modification amounted to $44 and was recognized as an expense since all the options were fully vested.

On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, the Company issued to: a) the Chairman of the Board of Directors; b) a member of the Company's Board of Directors who is also one of the co-founders; c) one of the co-founders of the Company and d) another member of the Company's Board of Directors options to purchase up to: 256,456, 179,966, 126,944 and 42,121 shares of the Company, respectively. The options have an exercise price of NIS 0.0582235 per share, vested immediate and will expire after ten years. The options (the fair value of which was estimated to $266) were issued as a partial payment for certain liabilities to the terms of their appointment with the Company.

On March 12, 2009, the Company issued options to purchase up to 161,718 shares to several employees and ex-employees as a partial payment of their payroll. The options (the fair value of which was estimated to $67) have an exercise price of NIS 0.0582235, vested immediately and will expire after ten years.

During 2010 no options were granted.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-     SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2008			2009			2010
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price		Number of options	Weighted average exercise price(*)
Outstanding at beginning of year	1,076,756	$4.43		981,462	$2.55	(*)	1,489,176	$1.34
Granted	45,000	$1.95		767,205	$0.015		-	-
Exercised	(27,032)	$0.32		(93,056)	$0.015		(11,007)	$0.016
Canceled and forfeited	(113,262)	$6.17		(166,435)	$3.30		(73,950)	$3.52
Outstanding at end of year	981,462	$2.55	(*)	1,489,176	$1.34	(*)	1,404,219	$1.23
Exercisable at end of year	663,021	$2.51	(*)	1,413,027	$1.26	(*)	1,404,219	$1.23

(*)
The weighted average exercise price is after the re-pricing made during 2008, as mentioned above.

The weighted average fair value of options granted during the reported periods was $0.88 and $0.43, per option, for the years ended December 31, 2008, 2009, respectively. In 2010 no options granted.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2008, 2009 grants: risk-free rate of 4.24% and 0.75%, respectively, dividend yield of 0%, expected volatility factor of 52.29% and 193.27%, respectively and expected term of 4 and 2.08 years, respectively. In 2009, the fair value of 125,142 options were calculated using the Black & Scholes option pricing model. For all other options granted in 2009, the fair value of the options issued (as a partial payment of payroll liability) was based on the fair value of the shares on the date of the related payroll, which equals the related payroll liability, since the exercise price was close to nil.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $856, $483 and $14 for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2008	2009	2010

Cost of revenues	$16	$7	$3
Research and development expenses	353	226	2
Selling and marketing expenses	151	43	3
General and administrative expenses	336	207	6

	$856	$483	$14

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-     SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.
A summary of the Company's stock option activity and related information is as follows (cont.):

The options outstanding and exercisable as of December 31, 2010, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding and exercisable as of December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value

$ 0.01 - $ 0.06	720,826	7.87	0.02	$38
$ 1.10 - $ 1.88	476,817	3.68	1.32	-
$ 2.47 - $ 3.38	31,076	2.17	2.99	-
$ 4.12 - $ 4.90	90,400	3.77	4.37	-
$ 5.00 - $ 5.24	68,100	2.90	5.07	-
$ 14.82	17,000	1.25	14.82	-

	1,404,219		1.23

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $0.07 as of December 31, 2010, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The total intrinsic value of options exercised during the years ended December 31, 2008 2009 and 2010 was $53, $36 and $1, respectively, based on the Company’s average stock price of $2.26, $0.4 and $0.14, during the years ended on those dates respectively.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2010 and changes during the year ended December 31, 2010 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2010	76,149	$1.15
Granted	-	-
Vested (including cancelled and exercised)	(67,148)	$1.10
Forfeited	(9,001)	$1.64
Non-vested at December 31, 2010	-	-

As of December 31, 2010, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-     SHARE CAPITAL (Cont.)

f.	Private placements and warrants:

1.
During 2008, the Board of Directors approved a grant of warrants to acquire up to 100,000 shares to certain consultants. The exercise price under the terms of the warrants range between $0.65 to $3.38 per share. The fair market value of the warrants was $64 as computed using the Black & Scholes pricing model with the following weighted average assumptions: risk-free interest of 3.20%, dividend yield of 0, volatility factor of the excepted market price of the Company’s ordinary shares of 101.44% and expected term of the warrants of 2.90 average years. During 2009, no warrants were granted.

During 2010 warrants to acquire up to 1,759,988 shares were granted, of which 553,846, with an exercise price of $0.15 per share were granted to an investor as a part of private placement (see 4 below) and 1,206,142 of which, with an exercise price of $0.00 per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted under the debt extinguishment is $147, based on the Company’s share market price at the date when the extinguishment was determined.

2.
A summary of the Company's warrants activity to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities), and related information is as follows:

	Year ended December 31,
	2008		2009		2010
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price(*)	Number of warrants	Weighted average exercise price
Outstanding at beginning of year	782,685	$4.64	857,185	$3.92	658,706	$2.70
Granted	100,000	$1.20	-	-	1,759,988	$0.05
Exercised	-	-	-	-	-	-
Canceled and forfeited	(25,500)	$5.04	(198,479)	$5.91	(261,692)	$3.53
Outstanding at end of year	857,185	$3.92	658,706	$2.70	2,157,002	$0.36
Exercisable at end of year	763,852	$4.27	652,040	$2.69	2,157,002	$0.36

(*)	The Weighted average exercise price is after re-pricing of the exercise price related to the convertible bond holders.

The warrants to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities), outstanding and exercisable as of December 31, 2010, have been separated into ranges of exercise prices as follows:

Range of exercise price	Warrants outstanding and exercisable as of December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value

$ 0.00	1,206,142	2.00	$0.00	$84
$ 0.15 - $ 0.65	824,459	3.32	$0.18	-
$ 2.50 - $ 3.53	25,100	2.03	$3.39	-
$ 4.42 - $ 4.85	71,200	2.69	$4.67	-
$ 5 - $ 5.48	30,101	0.84	$5.08	-

	2,157,002		$0.36

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

4.
On March 22, 2010, the Company entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing, the Company issued 1,538,461 ordinary shares of the Company at a par value of  NIS 0.0588235 (the “Transaction Shares”) in consideration of a onetime cash payment in the amount of $200.

Concurrent with the execution of the Subscription Agreement, the Company and the Investor entered into a Warrant Agreement pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 ordinary shares of the Company for an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. The Company’s shareholders approved and ratified at the annual general meeting held on September 12, 2010, that the purpose of the private placement of the Transaction Shares and Warrant was to provide the Investor with more than twenty five percent (25%) of the Company’s issued and outstanding shares in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements

The Transaction Shares and the ordinary shares issuable upon the exercise of the Warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

g.
Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

h.	Convertible bonds and warrants issued to the convertible bond holders – see Note 13.

NOTE 15:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by the former Chairman of the Board of Directors, who also was one of the co-founders of the Company.

In consideration of these consulting services, the Company has undertaken to pay $10.5 per month plus motor vehicle expenses. In addition the Company was required to pay $1.5 per month as a director’s fee. During 2008 and 2009, the Company paid in cash $121 and $32, respectively, pursuant to this agreement. Regarding the partial payment in options during 2008 and 2009, see Note 15d below and regarding debt extinguishment during 2010, see Note 15e below.

In December 2008, according to the Special General Meeting, 296,817 options with an exercise price between the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS (Cont.)

a.	(cont.)

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the Chairman of the Board of Directors, effective July 25, 2010. The Company recorded during 2010 an expense of $75 related to the former consulting agreement. In addition, on July 8, 2010, the Company entered into a Services Agreement with the former Chairman of the Board of Directors and one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with ongoing consulting services as may be reasonably required by the Company, for a consideration of 2% of the Company’s gross receipts from a major customer and indemnification of reasonable costs and expenses incurred by the Service Provider.

During 2010, the Company recorded an expense of $83 in accordance with the Services Agreement.

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved, inter-alia, the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, the consideration shall be an amount of $7 per month.

•	Upon the termination of the car lease agreement in March 2005, to increase the car lease, to a price of up to NIS 4,200 (approximately $1.2 as of December 31, 2010), (excluding tax) per month.

In addition, the Company was required to pay $1.5 per month as a director’s fee.

During 2008 and 2009, the Company paid in cash $84 and $22, pursuant to this agreement. Regarding the partial payment in options during 2008 and 2009, see below Note 15d and regarding debt extinguishment during 2010 see Note 15e below.

In December 2008, according to the Special General Meeting, 37,400 options with an exercise price between the range of $2.4706 to $5 were re-priced to $1.1 and all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013.

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the member of the Company's Board of Directors, effective immediately. The Company recorded during 2010 an expense of $53 related to the former consulting agreement. In addition, on July 8, 2010, the Company entered into a Services Agreement with the former member of the Board of Directors and one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with management services with respect to the Company’s certain project for a consideration of (i) a monthly fee of $3, (ii) indemnification of reasonable costs and expenses incurred by the Service Provider, and (iii) the Company will provide the Service Provider with a cellular phone and an automobile. The Company shall also grant the Service Provider options to purchase up to 50,000 ordinary shares of the Company according to terms to be determined by the Board of Directors, which terms have not yet been determined by the date of approval of the financial statements.

During 2010, the Company recorded an expense of $38 in accordance with the Services Agreement.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS (Cont.)

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company was required to pay $4.6 per month plus motor vehicle expenses. During 2008 and 2009, the Company paid in cash $58 and $15 respectively, pursuant to this agreement. Regarding the partial payment in options during 2008 and 2009, see Note 15d below and regarding debt extinguishment during 2010 see Note 15e below.

The Company recorded during 2010 an expense of $37 related to the former consulting agreement. On July 8, 2010, the Company entered into a Services Agreement with the co-founder of the Company and one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with ongoing consulting services as may be reasonably required by the Company for a consideration of a monthly fee of $3 and indemnification of reasonable costs and expenses incurred by the Service Provider in connection with the services. The Company shall also grant the Service Provider options to purchase up to 100,000 ordinary shares of the Company according to terms that will be determined by the Board of Directors, which terms have not yet been determined by the date of approval of the financial statements.

During 2010, the Company recorded an expense of $21 in accordance with the Services Agreement.

d.
On December 21, 2008, the Special General Meeting of Shareholders approved that as part of a cost cutting plan, all of the Company's non-external directors, will join a temporary arrangement pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase shares of the Company instead of in cash, effective October 1, 2008, for a minimum period of three months, with an option to the Company to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. In addition (a) all options held by such non-external directors on October 27, 2008, shall be re-priced so that the exercise price thereof shall be $1.1 (the closing price of the Ordinary Share on said date), and (b) all such options with an expiration date prior to October 27, 2013, shall nonetheless be exercisable until October 27, 2013. (See also Note 14e2.)

e.
As part of the debt extinguishment plan of the Company (see also Note 1d) and in accordance with their Services Agreement, the abovementioned Service Providers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010 which total amount was $245 and agreed to repayment in 1,083,071 warrants to purchase ordinary shares of the Company as consideration for the entire debts due. The fair value of the warrants was estimated as $130. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain.

f.
On July 25, 2010, the Board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as the Chairman of the Board of Directors. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is one of the major shareholders of the Company and the major holder of a principal amount of Convertible Bonds (see Note 13); and is also the wife of the Company’s current chief executive officer and the sister of one of the members of the Company’s board of directors. On May 12, 2011, the special general meeting approved the Service Agreement of the Company’s chairman of the board of directors whereby, her monthly fee will be calculated every month at 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company shall bear all reasonable costs and expenses incurred by the chairman in connection with her services and provide her with an automobile.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	RELATED PARTY TRANSACTIONS (Cont.)

g.
Mr. David Mimon and Mr. Menachem Mirski were nominated to join as a directors to the Board of Directors on July 25, 2010. Mr. Shimon Cohen was nominated to join as an external director to the Board of Directors on September 15, 2010.

h.	As of December 31, 2010, the Company accrued $71 as expenses arising from related party transactions providing consulting services.

i.
As of December 31, 2009, the Company accrued $252 as employee and payroll expenses arising from a bridge loan that the Company received from its former Chairman of the Board of Directors This loan was paid in full by the Company on January 10, 2010.

j.	Regarding a convertible bond held by a major shareholder see Note 13.

NOTE 16:-     SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC Topic 280, "Segment Reporting".

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2008		2009		2010
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net

Republic of Moldova	$15,193	$-	$8,180	$-	$6,770	$-
Hong Kong	310	7	76	4	-	-
Ethiopia and Zanzibar	350	-	-	-	-	-
United States	1,965	75	976	52	536	37
Israel	294	136	72	101	83	73
						$
	$18,112	$218	$9,304	$157	$7,389	$110

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 16:-     SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Summary of revenues from external customers of the continued operations based on products and services:

	Year ended December 31,
	2008	2009	2010

Raw materials and equipment	$15,048	$6,884	$3,822
Maintenance, royalties and project management	3,064	2,420	3,567

	$18,112	$9,304	$7,389

c.	Major customer data as a percentage of total sales from external costumers of the continued operations:

	Year ended December 31,
	2008	2009	2010

Customer A	30%	67%	92%

Customer B	54%	21%	-

NOTE 17:-	OTHER (INCOME) EXPENSES

	Year ended December 31,
	2008	2009	2010

Litigation expenses	8	130	-
Gain from extinguishment of debts	-	-	(124)
Capital gain from sale of subsidiary	-	-	(272)
Net total	$8	$130	$(396)

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 18:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2008	2009	2010
Financial expenses:

Interest, amortization of discount, bank charges and fees (*)	$(2,275)	$(592)	$(621)
Exchange differences	-	(32)	(57)
Realized loss on sale of marketable securities	(862)	-	-
Others	(118)	-	-

Total financial expenses	(3,255)	(624)	(678)
Financial income:

Exchange differences	62	-	-
Interest	106	4	-

Total financial income	168	4	-

Net total	$(3,087)	$(620)	$(678)

(*)	In 2008, 2009 and 2010, includes expenses of $2,214, $565 and $586_related to convertible bonds, respectively. (See Note 13 above).

NOTE 19:-	SUBSEQUENT EVENTS

a.
On February 10, 2011 the Company received from an Israeli bank a credit line in an amount of $100. The credit line is secured by the personal guarantee of the Company’s CEO and chairman of the board of directors.

b.
Further to the creditors’ arrangement described in Note 1d, the Company proposed the same arrangement to certain other creditors with a total debt amount of approximately $5,954 as of December 31, 2010. The consummation of such arrangement is subject to the approval of the District Court.

ITEM 19.    Exhibits.

1.11	Memorandum of Association of the Company.

1.22	Articles of Association of the Company.

2.11	Forms of Stock Certificates Representing ordinary shares.

4.11	The Vuance Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.1(a)3	The Vuance Ltd. 2003 Israeli Share Option Plan

4.21	Stock Purchase Agreement between Vuance and Elad Ink, dated as of March 4, 2002.

4.31	Stock Purchase Agreement between Vuance and ICTS BV, dated as of April 29, 2002.

4.41	Stock Purchase Agreement between Vuance and ICTS-USA, Inc., dated as of September 27, 2002.

4.55	Asset Purchase Agreement by and among Intelli-Site, Inc., Integrated Security Systems, Inc., Vuance, Inc. and Vuance Ltd. dated as of March 6, 2009.

4.67	Agreement for Purchase and Sale of Business Assets between Vuance, Inc. and OLTIS Security Systems International, LLC, dated as of January 9, 2010.

4.77	Asset Purchase Agreement between Vuance Ltd., Vuance, Inc., WidePoint Corporation and Advance Response Concepts Corporation, dated as of January 29, 2010.

4.86	Subscription Agreement and Warrant Agreement between Vuance Ltd. and Mr. Yitzchak Babayov, dated as of March 22, 2010.

4.9	Share Purchase Agreement for the sale of SuperCom Asia Pacific Ltd. between Vuance Ltd. and Mr. Steven Slom, Adv. as trustee for an undisclosed purchaser, dated October 21, 2010.

4.10	Financing Agreement between Vuance Ltd. and Sigma Wave Ltd., dated March 30, 2011. (English translation of the Hebrew language agreement.)

8	List of Subsidiaries of Vuance Ltd.

11.14	Code of Ethics

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated June 13, 2011.

1	Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Registration Statement on Form 20-F filed on September 14, 2004 (File No.: 0-50790).
2
Previously submitted to the Securities and Exchange Commission on, and incorporated herein by reference from, Exhibit A to Exhibit 1 to the Company’s report on Form 6-K submitted on July 5, 2007 (File No.: 000-50790).

3	Previously filed as Exhibit 99.2 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-8 (File No. 333-121231 filed on December 14, 2004).
4	Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2008 (File No.: 001-33668).
5	Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2009 (File No.: 001-33668).
6	Previously filed as exhibits to, and incorporated herein by reference from, Exhibit 10.1 and 10.2 to the Company’s report on Form 6-K submitted on April 5, 2010 (File No.: 001-33668).
7	Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on July 23, 2010 (File No.: 001-33668).

SIGNATURE

Vuance Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VUANCE LTD.

/s/ Arie Trablesi
By:	Arie Trabelsi
Its:	Chief Executive Officer

Date: June 13, 2011