Form 20-F
period 2011-12-31
Vuance Ltd
filed 2012-05-09
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Nolton House, 14 Shenkar Street, P.O.B 12190, Hertzliya Pituach 46725, Israel

(Address of principal executive offices)

Mickey Ben Harush, CFO, +972-9-889-0800, mickeyb@vuance.com,

Nolton House, 14 Shenkar Street, P.O.B 12190, Hertzliya Pituach 46725, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, par value NIS 0.0588235 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,035,272 Ordinary Shares, nominal value NIS 0.0588235 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes    ☒    No

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

☒ Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐             Accelerated filer ☐             Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐ If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

TABLE OF CONTENTS

PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

ITEM 1. Identity of Directors, Senior Management and Advisers.	5

ITEM 2. Offer Statistics and Expected Timetables.	5

ITEM 3. Key Information.	5

Selected Financial Data	5
Capitalization and Indebtedness	7
Reasons for the Offer and Use of Proceeds	7
Risk Factors	7

ITEM 4. Information on the company.	24

History and Development of the Company	24
Business Overview	27
Organizational Structure	35
Property, Plants and Equipment	36

ITEM 4A. Unresolved Staff Comments.	36

ITEM 5. Operating and Financial Review and Prospects.	37

Operating results	37
Liquidity and Capital Resources	44
Research and Development, patents and licenses, etc.	49
Trend Information	49
Off Balance Sheet Arrangements	50
Tabular Disclosure of Contractual Obligations	50

ITEM 6. Directors, Senior Management and Employees.	51

Directors and Senior Management	51
Compensation	52
Board Practices	53
Employees	55
Share Ownership	56

ITEM 7. Major Shareholders and Related Party Transactions.	59

Major shareholders	59
Related Party Transactions	62
Interests of Experts and Counsel	63

ITEM 8. Financial Information.	64

Consolidated Statements and Other Financial Information (Audited)	64
Significant Changes	67

ITEM 9. The Offer And Listing.	67

Offer and Listing Details	67
Plan of Distribution	69
Markets	69
Selling Shareholders	69
Dilution	69
Expenses of the Issue	69

ITEM 10. Additional Information.	69

Share Capital	69
Memorandum and Articles of Association	69
Material Contracts	74
Exchange Controls	74
Taxation	74
Dividends and Paying Agent	81
Statement by Experts	81
Documents on Display	81
Subsidiary Information	81

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk.	81

Quantitative and Qualitative Information about Market Risk	81

ITEM 12. Description of Securities Other than Equity Securities.	82

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.	82

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	83

ITEM 15. Controls and Procedures.	83

ITEM 16A. Audit Committee Financial Expert	84

ITEM 16B. Code of Ethics	84

ITEM 16C. Principal Accountant Fees and Services	84

ITEM 16D. Exemptions from the Listing Standards for Audit Committees	85

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	85

ITEM 16F. Change in Registrant’s Certifying Accountant	85

ITEM 16G. corporate governance	85

ITEM 16H. mine safety disclosure	85

PART III

ITEM 17. Financial Statements.	85

ITEM 18. Financial Statements.	85

ITEM 19. Exhibits.	86

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectations concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. These forward looking statements include, but are not limited to, statements regarding: (i) our belief about our competitive position in the tracking, asset management and monitoring, active radio frequency identification (“RFID"), e-ID, and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to be able to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to be able to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance (See “Legal Proceedings” in Item 8.A); (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (ix) our expectations about our future revenues (or absence of revenues); (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi-ID issuing and control system with the government of a European country and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our active RFID technology; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for a significant portion of our net sales; and (xvi) the anticipated timing of our product introductions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below under the captions “Risk Factors” in Item 3.D and “Operating and Financial Review and Prospects” in Item 5 and elsewhere in this Annual Report, as well as in our reports on Form 6-K submitted to the Securities and Exchange Commission, or the SEC. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

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

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

The following selected consolidated financial data as of December 31, 2011, 2010, 2009, 2008 and 2007 and for the years then ended have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Fahn Kanne & Co., a member of Grant Thornton International. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

	(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	2011	2010	2009	2008(**)	2007(**)
SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	7,922	7,389	9,304	18,112	12,236	(*)
Cost of Revenues	3,306	2,057	3,365	6,945	4,992

Gross Profit	4,616	5,332	5,939	11,167	7,244

Operating Expenses:
Research and Development	462	386	898	1,738	1,411
Selling and Marketing	3,505	4,405	5,131	9,905	7,144
General and Administrative	732	1,985	1,648	2,611	2,728
Other (income) expenses	(137)	(396)	130	8	134

Total Operating Expenses	4,562	6,380	7,807	14,262	11,417

Operating (Loss) Income	54	(1,048)	(1,868)	(3,095)	(4,173)
Financial (Expenses) Income, Net	990	(678)	(620)	(3,087)	(4,646)

Income (Loss) before Income Tax	1,044	(1,726)	(2,488)	(6,182)	(8,819)

Income Tax	(25)	(50)	(71)	(137)	(390	)(*)

Net Income (Loss) from continuing operations	1,019	(1,776)	(2,559)	(6,319)	(9,209)

Loss from discontinued operations	-	(189)	(2,526)	(6,039)	(2,102)

Net income (loss)	$1,019	$(1,965)	$(5,085)	$(12,358)	$(11,311)

PER SHARE DATA:
Basic earnings (loss) from continuing operations	$0.11	$(0.29)	$(0.46)	$(1.22)	$(2.09)
Diluted earnings (loss) from continuing operations	$0.09	$(0.29)	$(0.46)	$(1.22)	$(2.09)
Basic and Diluted loss from discontinued operations	-	$(0.03)	$(0.46)	$(1.17)	$(0.48)
Basic earnings (loss) per share	$0.11	$(0.32)	$(0.92)	$(2.39)	$(2.57)
Diluted earnings (loss) per share	$0.09	$(0.92)	$(0.92)	$(2.39)	$(2.57)

SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	215	197	656	812	2,114
Marketable debt securities	—	—	—	—	4,054
Trade receivables (net of allowance for doubtful accounts of $ 134 and $ 1,553 as of December 31, 2011 and 2010, respectively)	1,542	752	857	840	2,463
Inventories, net	269	197	82	1,307	56
Total Current Assets	2,131	1,664	4,236	6,443	14,769
TOTAL ASSETS	2,455	2,008	4,682	8,935	20,952
Total Current Liabilities	7,829	4,500	6,332	10,424	8,916
Accrued Severance Pay	227	254	304	378	362
SHAREHOLDERS' EQUITY (DEFICIT)	(5,601)	(7,871)	(6,271)	(1,867)	9,233

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

Risks Related to Our Business

We have a history of annual losses and negative operating cash flows and may not be profitable in the future.

We have incurred substantial losses and negative cash flows since our inception. We had an operating cash flow deficit in each of 2011, 2010 and 2009. As of December 31, 2011, we had an accumulated deficit of approximately $48,325,000. We incurred net losses of approximately $1,965,000 and $5,085,000 in the years ended December 31, 2010 and 2009, respectively. We incurred net income of approximately $1,019,000 in the year ended December 31, 2011 (which includes a capital gain of $2,149,000 as a result of the Creditor Arrangement). We expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion; and therefore, we may have net losses and negative operating cash flows in the near future. As a result, we will need to generate significant revenue to maintain and/or to increase profitability. Even if we do achieve annual profitability, we may not be able to sustain or increase profitability on an annual basis.

The Creditor Arrangement has not been completed, and there is no certainty that it will be completed in a timely manner or at all. A substantial delay in its completion could materially harm our business and financial condition.

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

On November 3, 2010 we petitioned the Petach Tikva District Court of the Central District in Israel, for the court approval of a creditor arrangement (the "Creditor Arrangement") in accordance with Section 350 of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). We requested that the court apply the arrangement approved by our shareholders to all of our creditors as of August 10, 2010, or the Determining Date, and who were still creditors as of December 17, 2010 and who had submitted a claim of debt no later than January 6, 2011. In May 2011, our shareholders subsequently approved the inclusion of additional creditors to be included under the Creditor Arrangement. Although the Creditor Arrangement is supported by a resolution of our shareholders and was presented at the meeting of our creditors, on July 18, 2011 the court decided not to approve our application, mainly due to an objection to the proposed arrangement which was filed by one of our secured creditors, Special Situations Funds ("SSF"). On November 8, 2011, SSF sold, assigned and transferred to Mr. Eliyahu Trabelsi all of its rights under the Convertible Bonds and warrants.

In February 2012, our Board of Directors determined to proceed with the Creditor Arrangement without the involvement of the court. As of April 15, 2012, following the forgiveness or conversion of debt pursuant to the Creditor Arrangement in the aggregate amount of $3,640,000 since December 31, 2010, additional debt of approximately $3,286,000 (computed as of December 31, 2011) remains to be forgiven or converted pursuant thereto. However, the completion of the Creditor Arrangement has been delayed, which we believe is, as a result of a dispute over the ownership of approximately $1,022,000 (computed as of December 31, 2011) of our convertible bonds held by Sigma Wave Ltd. (“Sigma”). There is no certainty that the Creditor Arrangement will be completed in a timely manner or at all. A substantial delay in its completion could materially harm our business and financial condition. For more information on the Creditor Arrangement, see below in Item 4A. History and Development of the Company under "Recent Developments."

We require capital to fund our operations and may need to curtail or cease our operations if it is not available.

As of December 31, 2011, we had a negative working capital in the amount of $2,723,000 (excluding the Convertible Bonds which total debt is approximately $2,975,000 as of December 31, 2011). Since September 2011, we have been financing part of our day-to-day operations with interest-free, short-term loans from Mrs. Tsviya Trabelsi, our former chairman of the Board and the wife of our current chairman of the Board, which amounted to approximately $69,000 as of March 31, 2012. In the past, we have partially funded our operations through the issuance of equity securities and convertible bonds to investors and may not be able to generate a positive cash flow from operations in the future. Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing, generating cash flow from operations or the sale of certain of our assets. Any additional financings will likely cause substantial dilution to existing shareholders. If we are unable to obtain necessary additional financing or generate cash from operations, we may be required to reduce the scope of, or cease, our operations. Even if we raise such additional capital, we may be required to reduce the scope of our operations and may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect. These matters raise substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Servicing our debt obligations requires a significant amount of cash, and our ability to obtain or generate cash depends on many factors beyond our control.

Should we not complete the Creditor Arrangement, and if we are unable to otherwise restructure our debt obligations, our ability to satisfy our debt service obligations, including making the payments under the convertible bonds we issued in November 2006, to Brevan Howard Master Fund Limited ("BH") (which were assigned to Sigma on August 24, 2010; see Item 4A) and to Special Situation Funds (which were assigned to Mr. Eliyahu Trabelsi on November 8, 2011; see Item4A) (together, the “Convertible Bonds”), will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Restrictions imposed by our debt instruments may limit our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. Our failure to comply with our obligations under these instruments could lead to an acceleration of our indebtedness.

Our amended Convertible Bonds agreements contain certain covenants that will, among other things, limit our ability and the ability of our subsidiaries to: (i) create liens; (ii) sell or otherwise dispose of assets; (iii) engage in transactions with our affiliates; and (iv) merge or consolidate with another entity or transfer all or substantially all of our assets. These restrictions could limit our ability to obtain future financing, make acquisitions or capital expenditures, withstand economic downturns in our business, the industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that arise.

Our failure to make payments due under our debt instruments, or to otherwise comply with the restrictions or our obligations thereunder, could result in an event of default under such instruments and lead to an acceleration of our related indebtedness. In the event of such a default, we are not certain whether we would have, or would be able to obtain, sufficient funds to make the accelerated payments, and as a result certain lenders would be able to proceed against certain of our assets that secure the debt. As of December 31, 2011 and the filing date of this Annual Report, we were in default with the amended Convertible Bonds agreements. For more information on the Creditor Arrangement, see Item 4A. History and Development of the Company under "Recent Developments". For more information on the Convertible Bonds, see Item 5.B, “Liquidity and Capital Resources,” regarding the amendments to the Convertible Bonds.

The current economic and financial crisis may have a material adverse effect on our results.

The crisis of the financial and credit markets worldwide in the second half of 2008 has led to an economic slowdown worldwide, and the outlook for 2012 is uncertain. A continuation or worsening of unfavorable economic conditions, including the on-going credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. We may experience declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders or in the completion of projects, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital.

The capital and credit markets have been experiencing extreme volatility and disruption in recent years. We need liquidity in our day-to-day business activities to pay our operating expenses and interest on our debt.

We must raise financing to fund our operations. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. If our internal sources of liquidity prove to be insufficient, there is a risk that external funding sources might not be available or available at unfavorable terms.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to raise additional capital to support business growth.

This would have the potential to decrease both our ability to attain profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.

Depending on the impact on our business of the current economic and financial crisis, we may face problems in managing any decline in our business.

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

We derive a substantial portion of our revenue from one customer, and the reduction of sales to this customer could adversely impact our operating results by causing a drop in revenues.

We depend on one customer for a substantial portion of our revenue. In 2011 and 2010, we derived 95% and 92%, respectively, of our consolidated net revenue from one customer. In 2009, we derived 88% of our consolidated net revenue from two customers. A substantial reduction in sales to, or loss of, our significant customer would adversely affect our business unless we were able to replace the revenue we received from the customer, which replacement we may not be able to find. Specifically, changes that may negatively impact the political or economic stability and environment of the European country from which we derive most of our consolidated net revenues, could adversely affect our business and future operations in such country.

As a result of this concentration of revenue from a limited number of customers and our increased reliance on active RFID technology resulting from our sale of certain assets and liabilities related to our electronic access control market and our Government Services Division including our CSMS and RAPTOR suites, our revenue has experienced wide fluctuations, and we expect our revenue to continue to experience wide fluctuations in the future. Part of our sales is not recurring sales; therefore, quarterly and annual sales levels could fluctuate. Sales in any period may not be indicative of sales in future periods.

We are relying on On Track Innovations Ltd. as a subcontractor in our E-ID project.

On December 31, 2006, we sold our E-ID Division to On Track Innovations Ltd. (“OTI”), an Israeli company listed on the NASDAQ Global Market. Simultaneously, we entered into a service and supply agreement with OTI under which OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete our obligations with regard to certain projects that were not transferred to OTI, which only one of them is currently active (the “Project”) (see description of this transaction in Item 4.A). We will be dependent on OTI to adequately provide such services, products, and materials in order for us to be in good standing under this Project. If OTI fails to fulfill its obligations and provide such services and products as necessary for the Project arising from any reason, and if we are unable to find other suppliers, it could delay our receipt of revenues for this Project, subject us to certain remedies available to our customer, and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

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

We acquired substantially all of the assets and liabilities of Intelli-Site, Inc. in 2009 and completed the sale of this activity in 2010. Certain unexpected outcomes of this acquisition and sale are not yet known.

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

Other than Intelli-Site and SHC, we have not made any other acquisitions. Integrating newly acquired business or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. Consequently, we might not be successful in integrating the acquired businesses, technologies or products into our existing business and products, and might not achieve anticipated revenue or cost benefits. In the future, we may pursue acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis, or at all. Such acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. In addition, future acquisitions could result in customer dissatisfaction and performance problems with an acquired company, which could adversely affect our business.

Costs arising from our future acquisitions and dispositions could adversely affect our financial condition.

Any acquisition or disposition that we make could result in the use of our cash or equity securities, incurrence and assumption of debt, contingent liabilities, significant acquisition-related expenses, amortization of certain identifiable intangible assets, and research and development write-offs, and could require us to record goodwill and other intangible assets that could result in future impairments that could harm our financial results. We will likely incur significant transaction costs pursuing acquisitions or dispositions, including acquisitions or dispositions that may not be consummated. We may not be able to generate sufficient revenues from our acquisitions or dispositions to offset their costs, which could materially adversely affect our financial condition. The recognition of impairments of tangible, intangible and financial assets results in a non-cash charge on the income statement, which could adversely affect our results of operations

Our dependence on third-party distributors, sales agents and value-added resellers could result in marketing and distribution delays, which would prevent us from generating sales revenues.

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

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to successfully defend our industrial or intellectual property rights, we may lose rights to technologies that we need to develop our business, which may cause us to lose potential revenues, or we may be required to pay significant license fees for the use of such technologies. To date, we have relied primarily on a combination of trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology.

We have no patents or patent applications, and any patents that we may register in the future may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us and/or could reduce our ability to compete. In addition, these efforts to protect our intellectual property rights could require us to incur substantial costs even when our efforts are successful.

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

Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business. Other than the litigation with Secu-Systems Ltd., as described in Item 8 below under the caption “Legal Proceedings,” we have not been subject to intellectual property litigation to date. We have received demand letters in the past alleging that products or processes of ours are in breach of patents, which we have denied, but no lawsuits have been filed in respect of such claims.

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

We may be exposed to significant liability for actual or perceived failure to provide required products or services, which could damage our reputation and adversely affect our business by causing our revenues to decline and our costs to rise.

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

We have sought in the past and may seek in the future to enter into contracts with governments, as well as state and local governmental agencies and municipalities, which subjects us to certain risks associated with such types of contracts.

Most contracts with governments, or with state or local agencies or municipalities (“Governmental Contracts”) are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies, and are scheduled to expire, if the governments, or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

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

Some of the markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop, our business may not grow as much or as profitably as we hope.

Many of the markets that we target for our future growth are small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or as profitably as we hope. In February 2006, we announced the introduction of a new technology and solution for actively tracking people, objects and assets, Active RFID Tracking Systems (“PureRF”). This technology was developed in response to growing market demand for asset tracking solutions in the homeland security and commercial markets.

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

The success of our active RFID business line is dependent on several factors.

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

The lead time for ordering parts and materials and building many of our products can be many months. As a result, we must order parts and materials and build our products based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may produce more products than we can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory. If demand for our products exceeds our forecasts, our business may be harmed as a result of delays to perform contracts.

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

We rely on the services of certain executive officers and key personnel, the loss of which could adversely affect our business.

Our future success depends largely on the efforts and abilities of our executive officers and senior management and other key employees, including technical and sales personnel. The loss of the services of any of these persons could adversely affect our business. We do not maintain any "key-person" life insurance with respect to any of our employees.

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

Some of our products are subject to government regulation of radio frequency technology, which could cause a delay in introducing, or an inability to introduce, such products in the United States and other markets.

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

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposed certain duties on us and our executive officers and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 under it, resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. We cannot assure you that we will able to conclude in future years that we have effective internal control over financial reporting.   Controls that are considered adequate at one time may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares. As discussed in Item 15. Controls and Procedures, as of December 31, 2011, we did not maintain effective internal control over financial reporting.

Risks Related to our Location and Incorporation in Israel

Conditions in Israel affect our operations in Israel and may limit our ability to sell our products and services.

We are incorporated under Israeli law and we also operate offices located in Israel. Political, economic and military conditions in Israel may directly affect our operations and business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. In addition, recent civil unrest and political turbulence in various countries in the Middle East and Northern Africa have shaken the stability of those countries. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition.

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

Our shareholders may face difficulties in the enforcement of civil liabilities against Vuance Ltd. and its officers and directors and Israeli auditors or in asserting U.S. securities law claims in Israel.

Most of our officers and directors and our Israeli auditors are residents of Israel or otherwise reside outside of the United States. Vuance Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. Therefore, service of process upon Vuance Ltd., such directors and officers and our Israeli auditors may be difficult to effect in the United States. It also may be difficult to enforce a U.S. judgment against Vuance Ltd., such officers and directors and our Israeli auditors as any judgment obtained in the United States against such parties may not be collectible in the United States.

In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect our operating results.

We incur expenses for our operations in Israel in New Israeli Shekels ("NIS") and translate these amounts into U.S. dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations, as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency, at the beginning and end of the reporting period, affecting our net income and earnings per share. During 2009 and 2010, the dollar depreciated in relation to the NIS, which raised the dollar cost of our Israeli based operations and adversely affected our financial results, while during 2011 the dollar increased in relation to the NIS, which reduced the dollar cost of our Israeli based operations costs. Although we may use hedging techniques in the future (which we currently do not use), we will not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price. (See also Item 5, "Impact of Inflation and Currency Fluctuations".)

We are unlikely to pay dividends in the foreseeable future and any return on investment may be limited to the value of our ordinary shares.

We distributed a cash dividend to our shareholders on one occasion on August 26, 1997 in the aggregate amount of NIS 1.0 million (approximately $266,000 based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on April 22, 2012) and prior to that dividends in the form of bonus shares were distributed on two other occasions. Under the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the profits test, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due. We do not expect to declare or pay cash dividends in the foreseeable future and intend to retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

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

The number of ordinary shares available for sale upon the exercise of our outstanding warrants, options and convertible bonds is significant in relation to the number of ordinary shares currently outstanding. As of December 31, 2011, 12,035,272 of our ordinary shares were outstanding. In addition, we had a total of 2,163,857 ordinary shares issuable upon the exercise of outstanding options, which we have issued to our employees and certain other persons at various prices, some of which have exercise prices below the current market price for our ordinary shares. As of December 31, 2011, we had a total of 3,002,859 ordinary shares issuable upon the exercise of outstanding warrants issued to investors and consultants, at various prices, which expire between 2012 and 2016. As of December 31, 2011, we had a total of 840,459 ordinary shares issuable upon the conversion of convertible bonds. As of December 31, 2011, our authorized share capital permitted us to issue up to additional 33,957,553 ordinary shares in connection with future grants of options, warrants, shares and other financial instruments.

On April 2, 2012 we issued 9,094,400 ordinary shares in respect of the Creditor Arrangement (see Item 4A. History and Development of the Company under "Recent Developments"). As of that date, there were 21,129,672 of our ordinary shares outstanding.

In order to complete the Creditor Arrangement we will be required to issue a significant amount of ordinary shares and/or warrants convertible into our ordinary shares.

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

The trading market for our ordinary shares has low liquidity, which could make it difficult for our shareholders to sell their shares at desired prices and amounts.

Our ordinary shares currently are traded on the Pink Sheets Electronic Quotation Service. Currently, we do not meet the initial listing conditions of the Nasdaq Stock Market. The market for shares quoted on the Pink Sheets is typically less liquid than that for shares listed on the Nasdaq Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

Our ordinary shares may become subject to the “penny stock” rules of the SEC which will make transactions in our ordinary shares cumbersome and may reduce the value of our shares.

Trading in our ordinary shares may become subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, such as if the issuer of the security has net tangible assets in excess of $2,000,000. The market price of our ordinary shares is currently less than $5.00 per share and our net tangible assets as of December 31, 2011 were approximately $2,455,000. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

Disclosure also has to be made by the broker or dealer about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in our market value if we were to become subject to the said "penny stock" rules.

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

Sigma is the beneficial owner of approximately 41.81% of our outstanding shares. See Item 7A for more information. Such ownership interest gives Sigma the ability to influence and direct our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma will have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

If persons engage in short sales of our ordinary shares, including sales of shares to be issued upon the exercise of our outstanding warrants, options and convertible bonds, the price of our ordinary shares may decline.

Selling short is a technique used by a shareholder to take advantage of an anticipated decline in the price of a security. In addition, holders of options, warrants and convertible bonds will sometimes sell short knowing they can, in effect, cover the sale through the exercise of an option, warrant or convertible bond, thus locking in a profit. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. Further sales of ordinary shares issued upon exercise of our outstanding warrants, options or convertible bonds could cause even greater declines in the price of our ordinary shares due to the number of additional shares available in the market upon such exercise or conversion, which could encourage short sales that could further undermine the value of our ordinary shares. You could, therefore, experience a decline in the value of your investment as a result of short sales of our ordinary shares.

A change in tax laws of any country in which we operate could result in a higher tax expense or a higher effective tax rate on our worldwide earnings.

We conduct our operations in various countries throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate, including treaties between nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

While we believe that we are not currently a PFIC and do not anticipate becoming a PFIC, United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain "excess distributions" made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See "Item 10.E. Taxation - Passive Foreign Investment Company" below.

Being a foreign private issuer exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies in connection with shareholder meetings;
•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

ITEM 4.    Information on the Company.

A.	History and Development of the Company

History of the Company

Vuance Ltd. was incorporated in Israel, as a company limited by shares, on July 4, 1988, under the provisions of the then-current Israeli Companies Ordinance. We now operate under the Israeli Companies Law, which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended.

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

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act. On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB," which following our name change on May 14, 2007 became “VUNCF.OB.” On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC” and the trading of our shares on the OTC Bulletin Board ceased. On October 1, 2009 our shares were delisted from The NASDAQ Capital Market and beginning on the same date, our shares were quoted under the ticker symbol “VUNCF” in the Pink Sheets. For more information and details on the history of the listing of our ordinary shares see under Item 9.A "Offer and Listing Details".

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

Simultaneously, we entered into a service and supply agreement with OTI under which (i) OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI (the “Existing Projects”), and (ii) OTI granted us an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use in connection with our Existing Projects, certain intellectual property rights transferred to OTI as part of the OTI Transaction, for the duration of such projects. The sale of our E-ID division and the services and supply agreement are collectively referred to herein as the “OTI Transaction”.

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

In January 2010, Vuance, Inc., our wholly-owned subsidiary, completed the sale to OLTIS Security Systems International, LLC (“OSSI”) of certain of its assets (including certain accounts receivable and inventory) and certain of its liabilities (including certain accounts payable) related to our electronic access control market. OSSI paid Vuance, Inc. $146,822 in cash.  In addition, OSSI paid off a loan that Vuance, Inc. took from Bridge Bank, National Association.  We and Vuance, Inc. no longer have any liabilities associated with such loan.

In January 2010, we and our subsidiary, Vuance, Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement between us, Vuance, Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation. WidePoint paid Vuance, Inc. $250,000.  In addition, WidePoint agreed to pay Vuance, Inc. a maximum earnout of $1,500,000 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years.

On January 21, 2010, we incorporated a new wholly-owned subsidiary in the state of Delaware, PureRFid, Inc., to focus on marketing and sales for our active RFID solutions.

On March 22, 2010, we entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov, pursuant to which at a March 23, 2010 closing we issued 1,538,461 ordinary shares of the Company at a par value of  NIS 0.0588235 (the “Transaction Shares”) in consideration of a one-time cash payment in the amount of $200,000.

Simultaneously with execution of the Subscription Agreement, we entered into a Warrant Agreement with Mr. Babayov, pursuant to which he received a warrant (the “Warrant”) to purchase up to 553,846 of our ordinary shares for an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. Our shareholders approved and ratified at our annual general meeting held on September 12, 2010, that the purpose of the private placement of the Transaction Shares and Warrant was to provide Mr. Babayov with more than twenty five percent (25%) of our issued and outstanding shares in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements.

In March 2010, as part of a significant restructuring of our business operations, our former chief executive officer Eyal Tuchman resigned and we appointed Ron Peer, our former President, as our new chief executive officer.

In July 2010, Mrs. Tsviya Trabelsi and Messrs. David Mimon and Menachem Mirski were appointed to our board of directors. Ms. Trabelsi was appointed as chairman of our board of directors in place of Mr. Eli Rozen who also resigned from our board of directors.

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

Recent Developments

On February 10, 2011 we received a credit line in an aggregate amount of $100,000 from an Israeli bank. The credit line is secured by a personal guarantee provided by Mr. Arie Trabelsi and Mrs. Tsviya Trabelsi, which in turn is expected to be secured by an unlimited floating lien on our assets. In addition, on May 6, 2012 we received a bridge loan from the said Israeli bank amounted to NIS100,000 (approximately $26,000, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on December 31, 2011) which is secured by a personal guarantee provided by Mrs. Tsviya Trabelsi.

On October 30, 2011, our board of directors appointed Mr. Arie Trabelsi as a director and to serve as the Vice Chairman of our board of directors, together with Mrs. Tsviya Trabelsi. Mr. Arie Trabelsi resigned from his position as CEO effective November 1, 2011. Our board of directors appointed Mr. Doron Levy as our new CEO, effective November 1, 2011.

On December 8, 2011 our shareholders appointed Mr. Avi Ayash as an external director, replacing Mr. Shimon Cohen, who resigned from our board of directors on October 5, 2011.

On December 12, 2011, Mrs. Tsviya Trabelsi resigned from our board of directors, and our board of directors approved the appointment of Mr. Arie Trabelsi as its new Chairman.

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

On November 3, 2010, we petitioned the court, for the court approval of a Creditor Arrangement in accordance with Section 350 of the Israeli Companies Law. We requested that the court apply the Creditor Arrangement approved by our shareholders to all of our creditors as of August 10, 2010, or the Determining Date, and who were still creditors as of December 17, 2010 and who had submitted a claim of debt no later than January 6, 2011. We requested that pursuant to the proposed arrangement all such creditors (whether secured, preferential (by statute) and unsecured) shall be considered to have released us from our debt obligations towards them as of such date in exchange for the allotment to all such creditors of our ordinary shares or warrants to purchase our ordinary shares (that are immediately exercisable in a cashless transaction and with an expiration date of December 31, 2012) at a price of $0.09 per ordinary share, valued at 40% of our total outstanding debt to our creditors and in consideration for which the creditors would forgive the remaining 60% of the outstanding debt. In May 2011, our shareholders subsequently approved the inclusion of additional creditors to be included under the Creditor Arrangement.

During 2010, as a part of the Creditor Arrangement, certain creditors agreed to convert $271,000 (the total aggregate amounts owed to them) into warrants to purchase an aggregate of 1,206,142 of our ordinary shares.

Although the Creditor Arrangement is supported by a resolution of our shareholders and was presented at the meeting of our creditors, on July 18, 2011 the court decided not to approve our application, mainly due to an objection to the proposed arrangement which was filed by one of our secured creditors, Special Situations Funds ("SSF"). On November 8, 2011, SSF sold, assigned and transferred to Mr. Eliyahu Trabelsi all of its rights under the Convertible Bonds and warrants. For more information on the Convertible Bonds see Item 5 – Liquidity and Capital Resources. In February 2012, our Board of Directors determined to proceed with the Creditor Arrangement without the involvement of the court. On December 5, 2011 we received from the Execution Office in Israel a foreclosure order in accordance with Section 44 to the Execution Law Records, vol. 1967, in respect of convertible bonds held by Sigma, up to an amount of NIS 3,903,866 (approximately $1,022,000, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on December 31, 2011) in favor of a third party. We followed the order’s instructions and recorded the said foreclosure. As of April 15, 2012, following the forgiveness or conversion of debt pursuant to the Creditor Arrangement in the aggregate amount of $3,640,000 since December 31, 2010, additional debt of approximately $3,286,000 (computed as of December 31, 2011) remains to be forgiven or converted pursuant thereto. However, the completion of the Creditor Arrangement has been delayed, which we believe is, as a result of a dispute over the ownership of approximately $1,022,000 (computed as of December 31, 2011) of our convertible bonds held by Sigma. There is no certainty that the Creditor Arrangement will be completed in a timely manner or at all.

On March 30, 2011, we entered into a financing agreement with Sigma that entitles us to refinance the short-term obligations under certain convertible bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all of our requirements to pay our debts under Sigma's Convertible Bond, relating to principal and interest, as of December 31, 2010, to January 1, 2012. In addition, the agreement requires that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. For more information on the convertible bonds see Item 5 – Liquidity and Capital Resources.

As a part of the Creditor Arrangement process, on August 4, 2011, Sigma agreed to convert $400,000 of the amounts owed to it into 4,444,444 of our ordinary shares (which number was determined on June 30, 2011) and to forgive $600,000 of our outstanding debt to Sigma. The ordinary shares were issued on August 11, 2011.

On December 31, 2011, as a part of the Creditor Arrangement process, Sigma agreed to convert $722,250 of the amounts owed to them into 8,025,000 of our ordinary shares (which were granted to a trustee, according to Sigma’s request) and to forgive $1,083,375 of our outstanding debt to Sigma. The ordinary shares were issued to Sigma on April 2, 2012. As a result of the conversion of the debt pursuant to the Creditor Arrangement, Sigma has become our controlling shareholder. On December 31, 2011, as a part of the Creditor Arrangement process, Mr. Eliyahu Trabelsi agreed to convert $96,246 of the amounts owed to him into our 1,069,400 ordinary shares and to forgive $144,369 of our outstanding debt to him. The ordinary shares were issued on April 2, 2012.

During 2011, as a part of the Creditor Arrangement, certain creditors agreed to convert $322,000 (the total aggregate amounts owed to them) into warrants to purchase 1,081,871 of our ordinary shares and options to purchase 300,000 of our ordinary shares.

Principal capital expenditures and divestitures

From January 1, 2011 to December 31, 2011, our capital expenditures totaled approximately $23,000 (compared to $4,000 during 2010 and $100,000 during 2009), of which approximately $23,000 (compared to $4,000 during 2010 and $7,000 during 2009) can be attributed to our facilities in Israel, and approximately $0 (compared to $0 during 2010 and $93,000 during 2009) can be attributed to various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2012, our capital expenditures totaled approximately $6,000.

See Item 4 - History of the Company for information on our sale of SuperCom Asia; the sale of certain assets and liabilities of Vuance Inc., related to our Government Services Division; and the sale by Vuance, Inc., of certain of its assets and liabilities related to our electronic access control market.

Corporate information

Our headquarters are located in Israel at Nolton House 14 Shenkar Street, Hertzliya Pituach 46725, Israel and our telephone number is +972-9-889-0800. Our U.S. office is located at Oak Creek, Wisconsin. Our Internet website address is http://www.vuance.com. The information contained on our corporate websites is not a part of this Annual Report.

Our agent for SEC matters in the U.S. only is our subsidiary, PureRFid Inc., whose address is 9817 S. 13th Street, Oak Creek WI 53154, telephone number (414)301-9435.

B.	Business Overview

From 1988 through 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. As described in Item 4.A (“History and Development of the Company”) above, we decided to sell our E-ID Division in 2006 to focus on opportunities for our RFID and former CSMS businesses (sold in 2010).

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

Prior to January 2010, we offered three principal product suites to our customers: an Active RFID solution under the AAID brand (currently the PureRFid Suite), Electronic Access Control Suite and Credentialing & Incident Management Suite. On January 28, 2010, our wholly-owned subsidiary, Vuance, Inc., completed the sale of certain of its assets and certain of its liabilities related to our electronic access control market, and on January 29, 2010, we and Vuance, Inc. completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division including our Critical Situation Management System and Credentialing suites (see a description of this transaction under the caption “History of the Company” in Item 4.A). Following the divestitures indicated above, from 2010, we are focusing our sales and marketing efforts on our core competencies, active RFID technology, our PureRFid Suite and existing e-ID projects.

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

Our Strategy

In 2006, we sold our E-ID division in order to focus on opportunities mainly in the U.S. for our active RFID enabled solutions and CSMS businesses. The sale was completed on December 31, 2006 (See a description of this transaction in Item 4.A above). In August 2007, we completed the acquisition of SHC, a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. In January 2010, we completed the sale of certain of the assets acquired in the acquisition of SHC, including our Electronic Access Control Suite and our Credentialing & Incident Management Suite to focus on our core competencies, active RFID technology and solutions and e-ID project and solutions.

Our four-pronged sales strategy is to:

•	Develop strong strategic relationships with our business partners, including our systems integrators and distributors who introduce our solutions into their respective markets.

•	Employ dedicated sales personnel to work closely with such business partners. Since January 2010, our sales personnel focus on active RFID sales through leading system integrators. Our sales personnel customize and adapt solutions that can then be installed and supported by these business partners.

•	Expand our active RFID sales into other geographical areas such as Europe, Israel and Far East.

•	Leverage on our reputation, talented personnel, and project management capabilities in the e-ID market, to secure additional project and solutions In the growing e-ID and e-Government markets

We have a multi-pronged approach to growth:

•	Grow organically:

1.	Increase existing products’ value (e.g., offer products which are smaller, better and cost effective);

2.	Identify new vertical markets and applications for our existing products and solutions;
3.	Develop new products/solutions that meet clients’ needs; and
4.	Build a superior sales force. We are dedicating sales teams, coordinated through our U.S. and Israel corporate offices to sell more products/solutions through our growing number of business partners. Cross-selling products and solutions will increase sales to existing customers and create new opportunities.
•	Increase our activities and sales in the e-ID and e-Gov growing markets, by establishing joint ventures with partners worldwide.

•	Providing our customer in the e-ID markets, advanced technologies and solutions for additional e-ID and e-GOV needs.

•	Make synergistic acquisitions. Continue to “leapfrog” growth through strategic acquisitions of companies with complementary products and/or relations with business partners.

Enhancing Our Presence

We currently concentrate our marketing efforts for our wireless solutions and technology in the U.S. and Israel.

In order to expand our presence, we may pursue acquisitions of or joint venture with one or more companies that have an existing customer base and proved revenues or that can otherwise offer us business synergies in Europe and in the Far East.

Identifying New Applications for Our Technologies

Our management and its external advisors are working to identify new vertical markets and applications for our technologies in the security, transportation, healthcare, supply chain, energy and other markets. At a time when both government and the private sector are faced with unprecedented challenges to protect public safety and personal privacy, we expect to extend our forward-looking technologies to the U.S. market and to other geographical regions.

Leveraging Knowledge and Experience

We believe that our exposure to the governmental market and experience in customizing solutions in our e-ID group will contribute to our ability to develop and market products in our wireless ID market. We intend to leverage such knowledge and experience in order to respond to the needs of existing and potential customers in the security and other markets.

We also believe that our exposure to the governmental market and experience in solutions in our e-ID group will contribute to our ability to market additional solutions in the growing e-ID and e-Gov Markets. We intend to leverage such knowledge and experience in order to provide our existing customer with advanced technologies and solutions for additional e-ID and e-GOV needs, and in order to locate and secure additional projects in those markets.

Seeking Partnerships With Other Relevant Companies

To bolster our sales and marketing efforts:

•	We may seek to partner with distributors that can offer us new relationships within the commercial sector as well as with government agencies and help us increase our geographic breadth and penetrate other selected vertical markets. In addition, we may seek to partner with system integrators experienced in handling large-scale security projects.
•	We may seek to enter into strategic partnerships with companies that offer technologies that complement ours.
•	We may seek to enter into joint ventures with other companies in order to secure and operate large projects in different countries, where we have no presence or local advantages,

Current Businesses

Wireless ID Business

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

Product

We expect our PureRFid Suite, a complete location position (LP) system solution based on active RFID tag technology, to offer commercial customers and governmental agencies enhanced asset management capabilities. The system can be deployed in physical security applications. The basic components of our PureRFid Suite include:

•	an active tag, which contains a microchip equipped transmitter, an antenna, a capacitor and battery attached to the item to be identified, located or tracked;
•	a web-based management system, which captures and processes the signal from the active tag, and may be configured to provide an alert upon the occurrence of a trigger event;
•	one or more wireless receivers;
•	one or more activators; and
•	the tag's initializer, which is used to configure the PureRFid tags.

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

Customers

Most of our customers are also our business partners, i.e., system integrators and distributors who introduce our solutions into their prospective markets. As part of our decision to provide a complete solutions to customers, we anticipate that in year 2012 and on, the number of direct commercial and governmental customers will increase.

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

Livestock Owners. Our PureRFid Suite can be used as livestock identification, tracking and safeguarding system.

e-ID and e-Gov Business

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

In our e-ID Division, we developed a fully automated production line for picture identification contactless smart cards, and offered our customers raw materials, maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for governmental and commercial customers. As described above, as of the selling date of the e-ID division to OTI, OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI. The customers and contracts of our e-ID Division in 2011, 2010 and 2009 included the following:

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

At the beginning of 2012, we have decided to leverage on our experience in the e-ID market and have decided to increase our position in the market; (i) by proposing other new technologies and solutions to our existing e-ID customer, (ii) by securing other e-ID projects and solutions by virtue of setting joint ventures with partners presenting worldwide presentence, and with companies holding complementary theologies and products.

Security and Border Control

In 2007, we entered into an agreement (the “Airport Agreement”) with an international airport in Europe ("EIA") to provide an integrated perimeter security system and a border control system. The establishment of the security and control system began during the third quarter of 2007. Under the Airport Agreement, once the system has been fully implemented and a transmission and acceptance report is signed by the EIA, we would enter a ten-year maintenance period. During the last few weeks our wholly-owned subsidiary, SBC Aviation Ltd., had negotiated an additional agreement with EIA, pursuant to which EIA confirmed the final acceptance and transmission of the system and committed to make a final payment for the system. Recent change of the management of EIA has lead to a delay in the completion and execution of the agreement. We committed to provide final tuning to the system within three months after the said payment. Also, the parties agreed not to enter into the ten-year maintenance period.

Research and Development

Our past research and development efforts helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $0.5 million, $0.4 million, and $0.9 million on research and development in 2011, 2010 and 2009, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of wireless ID. We will continue to research and develop new technologies and products for the wireless ID market. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We currently have 2 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of PureRFid, Inc., which sell our products in the U.S. We are also represented by several independent distributors and resellers with which we often have distribution agreements.

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

Sales Analysis

Sales By Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2011	2010	2009
	Total	Total	Total
	revenues	revenues	revenues

Europe	$7,498	$6,770	$8,180
Asia Pacific	-	-	76
United States	344	536	976
Israel	80	83	72

	$7,922	$7,389	$9,304

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2011	2010	2009

Raw materials and equipment	$5,822	$3,822	$6,884
Maintenance, royalties and project management	2,100	3,567	2,420

	$7,922	$7,389	$9,304

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

Some of the activities for e-ID Project, such as purchasing, logistics, making integration, installation and testing, are done by third parties according to our instructions and under our supervision.

Competition

We assess our competitive position from our experience and market intelligence, and from reviewing third party competitive research materials.

We believe that Zebra, RF Code, Axcess, Ekahau, Wave Trend, VT and Aeroscout are potential competitors, in niche areas, to us with respect to our wireless ID tracking products and solutions.

Our management expects competition to intensify as the markets in which our products and solutions compete continue to develop. Some of our competitors may be more technologically sophisticated or have substantially greater technical, financial, or marketing resources than we do, or may have more extensive pre-existing relationships with potential customers. Although we believe that our products combine technologies and features that provide customers with complete and comprehensive solutions, we cannot assure that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, achieve greater customer acceptance or have significantly improved functionality as compared to our products and services. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market shares.

Due to the developing nature of the markets for our wireless ID products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Employees

As of December 31, 2011 we had 14 full-time employees, compared to 17 full-time employees as of December 31, 2010. (See the discussion under the caption “Employees” in Item 6.D.)

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

The diagram below shows Vuance Ltd.'s holdings in its subsidiaries and affiliates as of December 31, 2011 and April 30, 2012:

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

We do not own any real estate.

We lease approximately 685 square meters of facilities in Hertzliya Pituach, Israel under a two-year lease contract, currently expiring on September 30, 2013. According to the agreement, the monthly fee (including management fees) is approximately $15,000.

Vuance, Inc. leases a facility in Peachtree City, GA of approximately 465 square meters for an average monthly fee of $3,100. The lease commenced on March 1, 2008 and expires on February 28, 2013.

In 2009, Vuance, Inc. signed a lease agreement in Oak Creek, Wisconsin, which was amended on February 23, 2011, of approximately 557 square meters for an average monthly fee of $5,200. The lease commenced on April 1, 2010 and expires on March 31, 2015.

All such leased properties in the U.S. consist of office space for management, administrative, operation, sales and marketing activities.

The total annual rental fees, net of rent income from subleases, for 2011, 2010 and 2009 were $176,000, $121,000 and $331,000, respectively. The total annual lease commitments for 2012 are $280,000.

All assets are held in the name of Vuance Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010	2009
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$254	$262	$320
Office furniture and equipment	194	197	198
Leasehold improvements	24	45	46

	472	504	564
Accumulated depreciation:
Computers and peripheral equipment	246	244	270
Office furniture and equipment	128	120	110
Leasehold improvements	2	30	27

	376	394	407

Depreciated cost:	$96	$110	$157

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 were $28,000 $47,000 and $77,000, respectively.

ITEM 4A.    Unsolved Staff Comments.

Not applicable.

ITEM 5.    Operating and Financial Review and Prospects.

A.	Operating results

The following section should be read in conjunction with our consolidated financial statements and the related notes thereto, which have been prepared in accordance with U.S. GAAP and which are included in Item 18. Some of the statements contained in this section constitute “forward-looking statements.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. (See “Note Regarding Forward Looking Statements” at the beginning of this report, and “Risk Factors” In Item 3.D)

Revenues

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation). The sale of products involves the sale of active RFID products and existing e-ID project. Following delivery of such products, usually revenues from the sale of such products are recognized.

Some of our products are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement.

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

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade shows, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, human resources, information technology, depreciation, and professional service fees, including legal counsel, insurance and audit fees.

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

Product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

We recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable in each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2011, no such estimated losses were identified. As of December 31, 2011, all the long-term contracts were completed and their related revenues were recognized in full. We believe that the use of the percentage of completion method is appropriate, since we have the ability, using also independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and the terms of settlement. In all cases, we expect to perform our contractual obligations and the parties are expected to satisfy their obligations under the contract. In contracts that do not meet all the conditions mentioned above, we utilize zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy. Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by us in advance and is according to specific terms and conditions. As of December 31, 2011 we had an allowance for customer's returns in an insignificant amount.

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

We perform ongoing credit evaluations of our customers' financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $134,000 and $1,553,000 at December 31, 2011 and 2010, respectively.

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

Due to the sale of activities in January 2010, we recorded in 2009 an impairment loss of the entire remaining balance of the goodwill which was attributed to the components sold in an amount of $685,000 and in addition we recorded an impairment loss of certain other intangible assets in an amount of $434,000. As of December 31, 2011 and 2010, the balance of goodwill and intangible assets is nil.

Going concern

We incurred substantial losses and negative cash flows from operations since our inception. We had an operating cash flow deficit in each of 2011, 2010, and 2009. As of December 31, 2011, we had an accumulated deficit of approximately $48,325,000 and a working capital deficit of $2,723,000 (excluding the Convertible Bonds which total debt is approximately $2,975,000 as of December 31, 2011). We incurred net losses of approximately $1,965,000 and $5,085,000 in the years ended December 31, 2010 and 2009, respectively. In the year ended December 31, 2011, we incurred net income of approximately $1,019,000 (which includes a capital gain of $2,149,000 as a result of extinguishment of debt in 2011). We may continue to have an annual losses and negative cash flows for the near future, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations and fund expansion. As a result, we will need to generate significant revenues to achieve annual profitability. Even if we do achieve annual profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of our current operations after utilizing our current cash reserves and other current assets is dependent upon the generation of additional financial resources. As described in Item 4.A under the caption “Recent Developments”, we wish to complete the Creditor Arrangement, and also are seeking to raise funds either via issuance of additional equity or through receipt of additional bank credit lines. These matters raise substantial doubt about our ability to continue as a going concern. The financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2011, 2010 and 2009 expressed as a percentage of total revenues.

39

	2011	2010	2009

Revenues	100%	100%	100%
Cost of revenues	41.7	27.8	36.2
Gross profit	58.3	72.2	63.8
Operating expenses
Research and development	5.8	5.2	9.7
Selling and marketing	44.2	59.6	55.1
General and administrative	9.2	26.9	17.7
Other (income) expenses	(1.7)	(5.4)	1.3
Total operating expenses	57.6	86.3	83.8
Operating (loss) income	0.7	(14.2)	(20)
Financial (expenses) income, net	12.5	(9.2)	(6.7)
Income (loss) before income tax	13.2	(23.4)	(26.7)
Income tax	(0.3)	(0.7)	(0.8)
Loss from discontinued operations	-	(2.6)	(27.1)
Net (loss) income	12.9	(26.6)	(54.6)

Operating Results

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our revenues from continuing operations in 2011 were $7,922,000, compared to $7,389,000 in 2010, an increase of 7%. The increase in our revenues from continuing operations is primarily due to an increase in revenues from our E-id project.

Gross Profit

Our gross profits from continuing operations in 2011 were $4,616,000 compared to $5,332,000 in 2010, a decrease of 13%. The gross profit margin for the year 2011 was 58% compared to 72% in 2010. The decrease in gross profit margin attributed to changes in our mix of revenues from products and services. Revenues from the selling of services have higher gross profit than revenues from selling of products.

Expenses

Our operating expenses from continuing operations in 2011 were $4,562,000, compared to $6,380,000 in 2010, a decrease of 28%. The decrease in operating expenses from continuing operations was primarily due to a decrease in selling and marketing expenses and a decrease in general and administrative expenses, as discussed below.

Research and development from continuing operations expenses consist primarily of salaries and related costs, raw material, subcontractors, depreciation and amortization costs and overheads allocated to research and development activities. Our research and development expenses from continuing operations in 2011 were $462,000, compared to $386,000 in 2010, an increase of 20%. The increase in our research and development expenses from continuing operations was primarily due to an increase in salaries and related costs due to headcount increase.

Sales and marketing expenses from continuing operations consist primarily of salaries and related costs, commissions earned by sales and marketing personnel and partners, trade shows and overheads allocated to selling and marketing activities, as well as depreciation and amortization expenses and travel costs. Our sales and marketing expenses from continuing operations in 2011 were $3,505,000, compared to $4,405,000 in 2010, a decrease of 20%. The decrease in the sales and marketing expenses from continuing operations was primarily due to a decrease in promotional expenses, arising from the increase in revenues from the selling of products, which resulted in fewer promotional expenses.

General and administrative expenses from continuing operations consist primarily of salaries and related costs, allocated overheads, office supplies and administrative, fees and expenses of our directors, bad debts expenses, human resource, information technology, depreciation and amortization, and professional service fees, including legal counsel, insurance and audit fees. Our general and administrative expenses from continuing operations in 2011 were $732,000, compared to $1,985,000 in 2010, a decrease of 63%. The decrease in general and administrative expenses from continuing operations was primarily due to a decrease in salaries and related costs, a decrease in legal expenses and due to a change in management's estimation with respect to the collectability of certain debt which was considered doubtful in 2010 and as of December 31, 2011, on the basis of communications held with the customer, is not considered as doubtful of collection.

Other income from continuing operations in 2011 was $137,000 and consisted primarily of gain from the extinguishment of working capital related liabilities as part of the Creditor Arrangement, compared to $396,000 in 2010, which consisted of capital gain from the sale of our Hong Kong subsidiary and gain from the Creditor Arrangement.

Financial (Expenses) Income, net

Financial (expenses) income from continuing operations consist primarily of interest related to our Convertible Bonds, bank fees, gain on extinguishment of convertible bonds as part of the Creditor Arrangement and exchange rate expenses. Financial income from continuing operations for the year ended December 31, 2011 was $990,000 compared to financial expenses from continuing operations in 2010 of $678,000. The transfer from financial expenses to financial income is mainly due to a $2,006,000 capital gain on extinguishment of debt related to convertible bonds, recognized in 2011, as part of the Creditor Arrangement, which was maintained by an increase in financial expenses with respect to our Convertible Bonds caused by an increase in the interest rate of the bonds and due to our breach of the covenants under the Convertible Bonds, as amended, which required us to incur additional interest of 3% per month on unpaid amounts. The additional interest expenses amounted to $271,000 during the year ended December 31, 2011.

Income Tax

Income taxes from continuing operations are mainly expenses related to withholding tax at source related to our project with a European country. Income taxes on income from continuing operations for the year ended December 31, 2011 and 2010 were $25,000 and $50,000, respectively. The decrease is mainly due to a decrease related to withholding tax at its source expenses.

Loss from discontinued operations

Loss from discontinued operations for the year ended December 31, 2010 was $189,000. The loss from discontinued operations is attributed to the sale of our EAC and CSMS businesses, which were sold in January 2010.

Net (Loss)Income

As a result of the factors described above, our net income in 2011 was $1,019,000, compared to a net loss of $1,965,000 in 2010.

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

Expenses

Our operating expenses from continuing operations in 2010 were $6,380,000, compared to $7,807,000 in 2009, a decrease of 18%. The decrease in operating expenses from continuing operations was primarily due a decrease in research and development expenses, in selling and marketing expenses and in other expenses (income), which are discussed below.

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

Additionally, other (income) expenses from continuing operations consisted in 2010 of other income associated with the selling of our Hong Kong subsidiary and with the Creditor Arrangement. Other expenses from continuing operations in 2009 consisted of expenses that relate to litigations that were settled during the reported period, as described in "Legal Proceedings" in Item 8, and accruals related to legal proceeding exposures. Our other income from continuing operations in 2010 were $396,000, compared to other expenses of $130,000 in 2009.

Financial Expenses, net

Financial expenses from continuing operations consist primarily of interest related to our Convertible Bonds, banks fees and exchange rate expenses. Financial expenses from continuing operations for the year ended December 31, 2010 and 2009 were $678,000 and $620,000, respectively. The increase in financial expenses from continuing operations is mainly due to an increase in financial expenses with respect to our Convertible Bonds and due to an increase in exchange rate expenses arise from the decline in the NIS/dollar rate.

Income Tax

Income taxes from continuing operations are mainly expenses related to withholding tax at source related to our project with a European country. Income taxes on income from continuing operations for the year ended December 31, 2010 and 2009 were $50,000 and $71,000, respectively. The decrease is mainly due to a one-time allowance for income taxes recorded in 2009 in relation to our Israeli subsidiary.

Loss from discontinued operations

Loss from discontinued operations for the year ended December 31, 2010 and 2009 were $189,000 and $2,526,000, respectively. The loss from discontinued operations is attributed to the sale of our EAC and CSMS businesses, which were sold in January 2010.

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

In 2011, the rate of appreciation of the NIS against the U.S. dollar was 8% and the rate of inflation, in Israel, was 2.2%. It is unclear what the devaluation/evaluation and inflation rates will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or the evaluation of the NIS against the U.S. Dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2011, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary or advisable to offset these risks.

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

New Accounting Pronouncements

Accounting pronouncements adopted in 2011

ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force. The amended guidance modified the criteria for recognizing revenue in multiple element arrangements and requires companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. In addition, the amendments eliminated the residual method for allocating arrangement considerations.

The amended guidance became effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for us). The adoption of the new guidance did not have a material impact on our financial position, results of operations or cash flows.

ASC Topic 985 - 605, "Software - Revenue Recognition"

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-14, “Certain Revenue Arrangements That Include Software Elements – a consensus of the FASB Emerging Issues Task Force”, to amend the scope of arrangements under ASC 985, Software, 605, “Revenue Recognition” to exclude tangible products containing software components and non-software components that function together to deliver a product’s essential functionality. Such components will be subject to ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”.

The amended guidance became effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for us). The adoption of the new guidance did not have a material impact on our financial position, results of operations or cash flows.

Accounting pronouncements not yet effective:

ASC Topic 220, “Comprehensive Income”

In June 2011, the FASB issued Accounting Standard Update (ASU) 2011-05, “Comprehensive Income (Topic 220) - Presentation of Comprehensive Income” (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity and requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

ASU 2011-05 will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (fiscal year 2012 for us) and should be applied retrospectively.

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-12, which defers certain provisions contained in ASU 2011-05 requiring the requirement to present components of reclassifications of other comprehensive income on the face of the income statement or in the notes to the financial statements. However, this deferral does not impact the other requirements contained in the new standard on comprehensive income as described above. ASU 2011-12 is effective during interim and annual periods beginning after December 15, 2011 (fiscal year 2012 for us).

The adoption of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on our financial condition, results of operations or cash flows.

ASC Topic 210, “Balance Sheet”

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-11, “Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). ASU 2011-11, enhance disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement.

The amended guidance will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods (fiscal year 2013 for us) and should be applied retrospectively to all comparative periods presented.

We are currently evaluating the impact that the adoption of ASU 2011-11 would have on our consolidated financial statements, if any.

B.	Liquidity and Capital Resources

Net cash used in operating activities for the year ended December 31, 2011 was $189,000 compared to $1,212,000 during the period ended December 31, 2010, a decrease of $1,023,000, or 84%. This decrease was primarily due to net income of $1,019,000 in 2011 compared to a net loss of $1,965,000 during 2010, which was maintained by an increase in capital gain from the extinguishment of liabilities in 2011 of $2,149,000 compared to $124,000 in 2010.

Net cash provided by investing activities during the year ended December 31, 2011 was $116,000, compared to $639,000 during the period ended December 31, 2010, a decrease of $523,000. This decrease was primarily due to the proceeds from the sale of operations net of cash disposed of in 2010.

Net cash provided by financing activities during the year ended December 31, 2011 was $91,000, compared to $114,000 during the year ended December 31, 2010, a decrease of $23,000.

As of December 31, 2011, our cash and cash equivalents totaled $215,000, compared to $197,000 as of December 31, 2010. Restricted cash totaled $0 as of December 31, 2011, compared to $130,000 as of December 31, 2010. The restricted cash deposit was related to a bank deposit to secure a documentary credit to a supplier, related to our certain project with a European country.

We have accumulated net losses of approximately $48,325,000 from our inception through December 31, 2011.

As of December 31, 2011, we had a negative working capital in the amount of $2,723,000 (excluding the Convertible Bonds which total debt is approximately $2,975,000 as of December 31, 2011). We believe that we do not have sufficient working capital to meet our anticipated operating expenditure requirements for 2012. Since September 2011, we have been financing part of our day-to-day operations with interest-free, short-term loans from Mrs. Tsviya Trabelsi, our former chairman of the Board and the wife of our current chairman of the Board, which amounted to approximately $69,000 as of March 31, 2012. In the past, we have partially funded our operations through the issuance of equity securities and convertible bonds to investors and may not be able to generate a positive cash flow from operations in the future. Continuation of our current operations after utilizing our current cash reserves is dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing, generating cash flow from operations or the sale of certain assets of the Company. Any additional financings will likely cause substantial dilution to existing shareholders. If we are unable to obtain necessary additional financing or generate cash from operations, we may be required to reduce the scope of, or cease, our operations. Even if we raise such additional capital, we may be required to reduce the scope of our operations and may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect. These matters raise substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Since May 1999, we have funded operations primarily through cash generated from our initial public offering on NASDAQ Europe in April 1999, which resulted in total net proceeds of approximately $23,600,000 (before offering expenses), and, to a lesser extent, from our sale of the shares of our former subsidiary, InkSure Technologies, Inc., from borrowings from financial institutions, from private placements of our ordinary shares and warrants to purchase our ordinary shares, in 2004, 2005 and 2010, from issuance of convertible bonds and warrants, from the sale of certain activities of Vuance Inc. in January 2010, and in 2006, 2007 and 2008 from the sale of OTI shares that were received from the sale of the E-ID Division to OTI. As of December 31, 2011, our principal source of liquidity was $215,000 of cash and cash equivalents. As of December 31, 2011, we had $2,975,000 of debt outstanding relating to obligations under our Convertible Bonds and accrued expenses of $2,164,000.

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

Pursuant to their terms, if we fail to fulfill certain conditions of the Convertible Bonds, the holders may accelerate repayment of the principal amount of $3,156,500 of the Convertible Bonds, in which case all interest payable up to the maturity date will immediately become due and payable.

We have determined that the embedded conversion feature should not be separated from the host instrument because it is qualified for equity classification. Therefore the transaction was accounted for in accordance with ASC Topic 470 – 20, “Debt – Debt with Conversion and Other Options”.

In November 2007, due to a breach of certain conditions of the Convertible Bonds, the holders had the right to accelerate the repayment of the principal with all the interest payable until the maturity date of the bonds. However, we signed an amendment to the agreement with the holders under which we were required to pay to one of the holders interest in the amount of $276,000 (together with any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the Convertible Bonds)) and with respect to the other holder we changed the conversion ratio of the Convertible Bonds to $4.25. In a consideration the holders waived their right to accelerate the repayment of the Convertible Bonds. We accounted for the amendment as a modification of the Convertible Bonds.

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

On August 24, 2010, BH entered into an Absolute Assignment and Transfer of Bond and Warrant (“Assignment”) with Sigma, an Israeli company and our controlling shareholder. Pursuant to the Assignment, BH transferred to Sigma all of its rights in the BH Convertible Bonds and warrants. The Assignment had no impact on our assets or liabilities or our financial results.

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

On November 3, 2010, we petitioned the court, for the court approval of a Creditor Arrangement in accordance with Section 350 of the Israeli Companies Law. We requested that the court apply the Creditor Arrangement approved by our shareholders to all of our creditors as of August 10, 2010, or the Determining Date, and who were still creditors as of December 17, 2010 and who had submitted a claim of debt no later than January 6, 2011. We requested that pursuant to the proposed arrangement all such creditors (whether secured, preferential (by statute) and unsecured) shall be considered to have released us from our debt obligations towards them as of such date in exchange for the allotment to all such creditors of our ordinary shares or warrants to purchase our ordinary shares (that are immediately exercisable in a cashless transaction and with an expiration date of December 31, 2012) at a price of $0.09 per ordinary share, valued at 40% of our total outstanding debt to our creditors and in consideration for which the creditors would forgive the remaining 60% of the outstanding debt. In May 2011, our shareholders subsequently approved the inclusion of additional creditors to be included under the Creditor Arrangement.

Although the Creditor Arrangement is supported by a resolution of our shareholders and was presented at the meeting of our creditors, on July 18, 2011 the court decided not to approve our application, mainly due to an objection to the proposed arrangement which was filed by one of our secured creditors, Special Situations Funds ("SSF"). On November 8, 2011, SSF sold, assigned and transferred to Mr. Eliyahu Trabelsi all of its rights under the Convertible Bonds and warrants. In February 2012, our Board of Directors determined to proceed with the Creditor Arrangement without the involvement of the court. On December 5, 2011 we received from the Execution Office in Israel a foreclosure order in accordance with Section 44 to the Execution Law Records, vol. 1967, in respect of convertible bonds held by Sigma, up to an amount of NIS 3,903,866 (approximately $1,022,000, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on December 31, 2011) in favor of a third party. We followed the order’s instructions and recorded the said foreclosure. As of April 15, 2012, following the forgiveness or conversion of debt pursuant to the Creditor Arrangement in the aggregate amount of $3,640,000 since December 31, 2010, additional debt of approximately $3,286,000 (computed as of December 31, 2011) remains to be forgiven or converted pursuant thereto. However, the completion of the Creditor Arrangement has been delayed, which we believe is, as a result of a dispute over the ownership of approximately $1,022,000 (computed as of December 31, 2011) of our convertible bonds held by Sigma. If the Creditor Arrangement is not consummated, our ability to satisfy our debt service obligations will depend, among other things, upon our future operating performance and our ability to refinance indebtedness when necessary.

On March 30, 2011, we entered into a financing agreement with Sigma that entitles us to refinance the short-term obligations under the Convertible Bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all mature amounts, relating to principal and interest, as of December 31, 2010, to January 1, 2012. In addition, the agreement required that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. As a consequence of the financing agreement, as of December 31, 2010, our total outstanding debt to Sigma under the Convertible Bonds was $4,262,000, of which $2,453,000 was presented on our balance sheet among convertible bonds (long-term balance) and $1,810,000 was presented among long-term loan and others.

As of December 31, 2010, we were in compliance with the covenants under the amended Convertible Bonds agreements with respect to bonds held by SSF.

As a part of the Creditor Arrangement process, on August 4, 2011, Sigma agreed to convert $400,000 of the amounts owed to it into 4,444,444 of our ordinary shares (which number was determined on June 30, 2011) and to forgive $600,000 of our outstanding debt to Sigma. The ordinary shares were issued on August 11, 2011.

On November 8, 2011, SSF sold, assigned and transferred to Mr. Eliyahu Trabelsi all of their rights under the Convertible Bonds and warrants.

On December 31, 2011, as a part of the Creditor Arrangement process, Sigma agreed to convert $722,250 of the amounts owed to them into 8,025,000 of our ordinary shares (which were granted to a trustee, according to Sigma’s request) and to forgive $1,083,375 of our outstanding debt to Sigma. The ordinary shares were issued to Sigma on April 2, 2012. On December 31, 2011, as a part of the Creditor Arrangement process, Mr. Eliyahu Trabelsi agreed to convert $96,246 of the amounts owed to him into our 1,069,400 ordinary shares and to forgive $144,369 of our outstanding debt to him. The ordinary shares were issued on April 2, 2012.

During 2011, as a part of the Creditor Arrangement, certain creditors agreed to convert $322,000 (the total aggregate amounts owed to them) into warrants to purchase 1,081,871 of our ordinary shares and options to purchase 300,000 of our ordinary shares.

As of December 31, 2011 and the filing date of this Annual Report, we were not in compliance with the covenants under the amended Convertible Bonds. In 2011, we experienced an increase in financial expenses with respect to our Convertible Bonds caused by an increase in the interest rate of the bonds and due to our breach of the covenants under the Convertible Bonds, as amended, which required us to incur additional interest of 3% per month on unpaid amounts. The additional interest expenses amounted to $271,000 during the year ended December 31, 2011.

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

During the period from January 1, 2011 to December 31, 2011, our capital expenditures totaled approximately $23,000 (compared to $4,000 during 2010 and $100,000 during 2009), of which approximately $23,000 (compared to $4,000 during 2010 and $7,000 during 2009) was expended at or upon our facilities in Israel, and approximately $0 (compared to $0 during 2010 and $93,000 during 2009) was expended upon the various facilities of our subsidiaries outside of Israel. During the first financial quarter of 2012, our capital expenditures totaled approximately $6,000.

C.	Research and Development, Patents and Licenses, etc.

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As of December 31, 2011 the number of employees in our research and development activities was 4. We focus on the new technology of our wireless ID, and expect to maintain our current research and development efforts. We spent $0.5 million, $0.4 million and $0.9 million on research and development in 2011, 2010 and 2009, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the area of wireless ID. We will continue to research and develop our wireless ID technology and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See – “Results of operations” in Item 5.A for additional information.

Industry Trends

The increased demand for better security systems and services has positively affected trends within the industry. Personnel and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our wireless ID-enabled security solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time enabling our customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises.

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

A significant portion of our 2011 revenues was derived from our governmental projects and the remainder was derived from commercial customers. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers. We expect this trend to change and we expect that future revenues will come from larger number of orders and customers.

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

As of the date of this Annual Report, we expect that our 2012 revenues will be primarily derived from:

•	e-ID and e-Gov projects; and
•	Wireless ID products and solutions.

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2011:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	$565,000	$280,000	$269,000	$16,000	—
Purchase obligations	—	—	—	—	—
Convertible bonds*	$2,975,000	$2,975,000	--	—	—
Total contractual cash obligations	$3,540,000	$3,255,000	$269,000	$16,000	—

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

(*) As of December 31, 2011 and the filing date of this Annual Report, we were not in compliance with the terms and conditions of our Convertible Bonds, as amended. See Item 5.B, “Liquidity and Capital Resources,” regarding amendments to our agreements with the holders of the Convertible Bonds. Despite of the contractual cash obligations related to our Convertible Bonds, if the Creditor Arrangement is consummated (see Item 4.A), 60% of these obligations shall be forgiven and 40% of these obligations shall be converted into equity and thus, in such event no cash outlay will be required with respect to this obligation.

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

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Arie Trabelsi	54	Director, Chairman of the Board
Menachem Mirski	56	Director
Avi Ayash	41	External Director (1)
David Mimon	51	Director
Shlomo Benjamin	61	External Director (1)

(1) “External Director” as defined in the Israeli Companies Law.

Arie Trabelsi has served as a director since November 1, 2011 and as the Chairman of our Board of Directors since December 12, 2011. From September 15, 2010 until October 28, 2010 Mr. Arie Trabelsi was an appointee, on behalf of Sigma Wave Ltd. ("Sigma"), to our board of directors. Mr. Trabelsi served as our Chief Executive Officer, from October 28, 2010 to November 1, 2011. Mr. Trabelsi has over 28 years of experience in the global wireless, internet and communication industries. Prior to joining us, Mr. Trabelsi led Sigma and Sigma Wave Inc., providers of innovative internet and wireless technologies & solutions. Mr. Trabelsi is the sole director of Sigma. Mr. Trabelsi holds Bsc in Electrical and Computer engineering from the Ben Gurion University, Israel and Msc in Electrical and Computer engineering from Drexel University, USA. Mr. Trabelsi's wife, Mrs. Tsviya Trabelsi, is the sister of Mr. David Mimon.

Menachem Mirski has served as a director and as a member of our audit committee since July 25, 2010. Mr. Mirski is the founder and a partner of Raz - El Ltd., a software and system development company in Israel. He has more than 25 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computing and Electrical Engineering from Ben-Gurion University.

David Mimon has served as a director since July 25, 2010. Mr. Mimon is an Israeli advocate and notary with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law. He is the owner of a legal practice with offices in Netanya and Haifa, Israel. Mr. Mimon holds a LLM from the University of Tel-Aviv. Mr. Mimon is the brother of Mrs. Tsviya Trabelsi, the wife of Mr. Arie Trabelsi.

Shlomo Benjamin has served as an external director and as a member of our audit committee since September 17, 2009. Mr. Benjamin is a shareholder and managing director of 4BEST Consulting and Management Ltd., a company engaged in financial consulting to companies and businesses. From 2004 to 2006, Mr. Benjamin was CFO of Globus Group Ltd. From 2002 to 2003, Mr. Benjamin was CEO of H. Aloni Enterprises Ltd. From 1992 to 2002, Mr. Benjamin was CFO and Deputy CEO of Ytong Industries Ltd. From 1987 to 1992, Mr. Benjamin was Finance and Administration Manager in the Azorim group. From 1981 to 1987, Mr. Benjamin served in several executive positions at the Tadiran Group, including as Deputy CEO of T.F.L Ltd. and Chief Accountant of Tadiran Communications Ltd. From 1977 to 1981, Mr. Benjamin was a “Senior” at Braude & Co. accounting firm. Mr. Benjamin is an authorized accountant in Israel and holds a first degree in economics and accounting from the Tel Aviv University.

Avi Ayash has served as an external director and as a member of our audit committee since December 8, 2011. Mr. Ayash is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance, and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and a member of its investment committee. Mr Ayash has more than 15 years of extensive experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

Executive Officers and Key Employees

As of the date of this Annual Report, our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Doron Levy	54	Chief Executive Officer
Mickey Ben Harush	35	Chief Financial Officer
Brenda Gebhardt	48	President and Chief Operations Officer of PureRFid Inc.

Doron Levy, Chief Executive Officer. Mr. Levy joined us in November 2011. Until February 2011, Mr. Levy served for over twenty years managing various international commercial operations for the State of Israel. Mr. Levy has extensive knowledge of global business operations and management and has significant expertise in our core technologies.

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

The aggregate amount of compensation paid by us to our board members and executive officers (collectively, the “Named Executive Officers”) as a group for the year ended December 31, 2011 was approximately $380,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to our certain executive officers at our expense. During 2011, we issued an aggregate amount of options to purchase up to 550,000 of our ordinary shares to current and former officers.

At the Special General Meeting of our shareholders, held on May 12, 2011, our shareholders adopted the recommendations of our Audit Committee and Board of Directors to offer to our then officers (with the exception of Mr. Arie Trabelsi) and non-external directors (with the exception of Mrs. Tsviya Trabelsi) (the "Participants"), subject to certain terms and conditions, to join a temporary arrangement commencing April 1, 2011 and ending on September 30, 2012, pursuant to which all or part of the remuneration payable to them for such applicable period, may be paid in fully vested options to purchase our ordinary shares in lieu of fees and/or salary amounts (as applicable). As of the date of this Annual Report none of the participants has chosen to accept said offer.

As of the date of this Annual Report the monthly fee of a director (other than our Chairman of the Board) is $1,500 and the monthly fee of an external director is approximately $617 plus approximately $471 for every board or audit committee meeting. In December 2011, our audit committee and board of directors approved an agreement with Mr. Arie Trabelsi for his services as our active Chairman of the Board. The agreement provides for a monthly payment equal to 60% of our compensation costs, excluding any bonuses, for our Chief Executive Officer, a company car and reimbursement of business expenses. The agreement is subject to the approval of our shareholders, including a majority of the shares voted by shareholders other than Sigma or other shareholders that have a personal interest in the matter. These compensation terms are substantially similar to those of our previous Chairman of the Board.

As of December 31, 2011, we had set aside approximately $10,000 to provide pension, retirement or similar benefits for our certain executive officers.

Option/SAR Grants during the Year Ended December 31, 2011

On August 9, 2011, we issued fully vested options to purchase up to 150,000 of our ordinary shares to Ron Peer, a former Chief Executive Officer as part of his employment agreement. The options (the fair value of which was estimated to be $6,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.11 per share, and will expire five years from the date of grant. Also, 300,000 ordinary shares were issued as consideration to settle liability to the said former Chief Executive Officer.

On August 11, 2011, we issued fully vested options to purchase up to 300,000 of our ordinary shares to a former officer as part of the Creditor Arrangement (see also Item 4.A). The options (the fair value of which was estimated to be $36,000, based upon the market price of our shares on the date when the extinguishment was determined) have an exercise price of $0.00 and will expire on December 31, 2012.

On August 24, 2011, we issued options to purchase up to 100,000 of our ordinary shares to an officer. The options (the fair value of which was estimated to be $5,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.20, 40,000 of them vested on January 1, 2012, and the remaining 60,000 will vest on January 1, 2013. The options have a term of ten years from the date of grant.

As part of the Creditor Arrangement (see also Item 4.A), certain former officers agreed to a partial forgiveness of the debts due to them, in the aggregate amount of $245,000, and agreed to repayment of the remainder of the debt by the issuance by the Company to them of warrants to purchase 1,083,071 of our ordinary shares, with an exercise price of $0.00, expiring on December 31, 2012.

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

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office	Date of Expiration of Current Term (if applicable)
Arie Trabelsi	Director Chairman of the Board	November 1, 2011 – present(*)	Next annual general meeting
Avi Ayash	External Director	December 8, 2011 - present	December 8, 2014
Shlomo Benjamin	External Director	September 17, 2009 – present	September 17, 2012
David Mimon	Director	July 25, 2010 – present	Next annual general meeting
Menachem Mirski	Director	July 25, 2010 – present	Next annual general meeting

(*) On December 12, 2011, Mrs. Tsviya Trablesi resigned from the Board of Directors.

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. The Board of Directors is presently comprised of five members, two of whom were elected as external directors under the provisions of the Israeli Companies Law (discussed below). Our Articles of Association provide further that the majority of the directors appointed to the Board of Directors will be independent directors. Mr. Benjamin, Mr. Ayash and Mr. Mirski satisfy the applicable requirements for independence under our Articles of Association.

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors Shlomo Benjamin, who shall hold office until September 2012, and Mr. Ayash, who shall hold office until December 2014.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals as external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Israeli Companies Law. Any individual who is eligible to be appointed as a director may be appointed as an external director, provided that such person, such person’s relative, partner, employer or any entity under the person’s control does not have at the date of appointment, or has not had during the two years preceding the date of appointment, any affiliation with:

•	the company;
•	a controlling shareholder of the company or a relative thereof; or
•	any entity controlled by the company or by its controlling shareholder on the date of the appointment or during the two years preceding such date.

The term affiliation means any of:

•	an employment relationship;
•	a business or professional relationship that is not negligible;
•	control; and
•	service as an office holder.

No person may serve as an external director if the person’s position or other business creates or may create a conflict of interest with the person’s responsibilities as an external director, or if it may adversely affect his ability to serve as a director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not employ or give any direct or indirect benefit to the former external director. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

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

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-half of the shareholders who are not controlling shareholders or interested parties, who are present and voting, or that the non-controlling shareholders and interested parties who vote against the election hold two percent or less of the voting power of the company.

Under the Israeli Companies Law, the initial term of an external director is three years, and such term may be extended for up to two additional three-year terms. In addition, the service of an external director may be extended for additional terms of up to three years each, if both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director's term would be in the interest of the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us. Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying flaws in the management of the company’s business and approving related party transactions as required by law, approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material actions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower policy with respect to employee complaints of business irregularities. An audit committee must be comprised of at least three directors, including all of the external directors, and a majority of the members of the audit committee must be independent or external directors.

The Israeli Companies Law further stipulates that the chairman of the Board of Directors of a public company, any director employed by or providing other services on a regular basis to the company, the controlling shareholder or any relative of the controlling shareholder of such company and any director who derives his salary primarily from a controlling shareholder may not be members of the audit committee of the company.

Mr. Benjamin, Mr. Ayash and Mr. Mirski are the members of the Audit Committee.

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

 Internal Auditor

Under the Israeli Companies Law, the Board of Directors must appoint an internal auditor, proposed by the Audit Committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm, or its representative. On January 5, 2012 our Board of Directors appointed Shmuel Naiberg, who is a partner at Shiff Hazenfratz & Co., as our internal auditor.

D.	Employees

As of December 31, 2011, 2010 and 2009, we had 14, 17 and 37 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Research, Development & Manufacturing	7	9	20
Marketing and Sales	2	3	11
Administration	5	5	6

Total	14	17	37

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Israel	10	11	14
United states	4	6	23
Total	14	17	37

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

Vuance’s Israeli employees are not part of a collective bargaining agreement and none of them are represented by labor unions. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of collective bargaining agreements between the Histadrut, which is the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association. These provisions of collective bargaining agreements are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement.

The labor statutes and labor court rulings that apply to our employees principally concern the minimum wage laws , procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for mandatory pension schemes, transportation allowance, annual recreation allowance, the lengths of the workday and workweek, and periodic automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. We provide our employees with benefits and working conditions that comply with the required minimums. Israeli employees and employers are also required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

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

Most of our employees have entered into confidentiality agreements. We have also granted certain employees options to purchase shares of our ordinary shares under our option plan. We consider our relationship with our employees to be good and we have never experienced a general strike or work stoppage.

E.	Share Ownership

The following table sets forth the ordinary shares beneficially owned by each of our directors who beneficially owned more than 1% of our issued ordinary shares as of April 15, 2012. None of our officers beneficially owned more than 1% of our issued ordinary shares as of that date. As of April 15, 2012, we had 21,129,672 ordinary shares outstanding.

Name	Ordinary Shares beneficially held		% of Outstanding Ordinary Shares as of April 15, 2012	Number of outstanding convertible securities		Exercise price	Expiration date
Arie Trabelsi (1)	9,128,995	(2)	41.81%	705,114		3.00	Convertible Bond: No later than repayment of the debt under the Sigma Convertible Bond
Menachem Mirski	692,660	(3)	3.28%	-		-	-
Directors and Named Executive Officers as a Group (8 persons)(4)	9,865,155		45.09%	748,614	(3)	0.20 – 4.64	Options: December 2017 – August 2021. Convertible Bond: no later than repayment of the debt under the Sigma Convertible Bond

(1) Consists of securities held by Sigma Wave Ltd., or Sigma. Sigma is controlled by family members of Mr. Arie Trabelsi, our Chairman of the Board. Mr. Trabelsi is the sole director of Sigma. As such, Mr. Trabelsi may be deemed to beneficially own the shares held by Sigma.

(2) Includes (i) a convertible bond held by Sigma in the principal amount of approximately $2,115,000, which may be converted into 705,114 ordinary shares as of April 15, 2012, (ii) 398,881 ordinary shares held by Sigma, and (iii) 8,025,000 ordinary shares held by Mr. David Mimon as trustee for Sigma. Mr. Mimon is one of our directors and the brother-in-law of Mr. Arie Trabelsi. Mr. Arie Trabelsi is the brother of Mr. Eliyahu Trabelsi and disclaims beneficial ownership of Mr. Eliyahu Trabelsi’s shares. If Sigma participates in the Creditor Arrangement, its convertible bond would be converted into a significant number of our ordinary shares.

(3) Consist of 692,660 ordinary shares held by Homeland Security Capital Corporation (“HSCC”), which granted an irrevocable power of attorney to our Chairman of the Board to exercise all voting rights relating to our ordinary shares until the sale or transfer of such shares by HSCC to an unaffiliated third party in an arm’s-length transaction, which, according to our Board resolution from March 29, 2011, were transferred to Mr. Menachem Mirski.

(4) Includes options to purchase 43,500 ordinary shares which are currently exercisable and convertible bonds which may be converted into 705,114 ordinary shares.

(5) See notes 1 and 2 for the beneficial ownership of Mr. Arie Trabelsi, our Chairman of the Board and Note 3 for the beneficial ownership of Mr. Menachem Mirski, our director. Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable) and has therefore not been separately disclosed.

All of our ordinary shares have identical voting rights.

Share Option Plans

In 2003, we adopted the Vuance Ltd. 2003 Israeli Share Option Plan, a new stock option plan under which we now issue stock options (the “Option Plan”). The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Israeli Companies Law, administered by the Audit Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2011, options exercisable for 2,163,857 ordinary shares were outstanding.

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

On June 27, 2007, our Compensation Committee and the board of directors approved a new option plan under which we may grant stock options to our U.S. employees and our subsidiaries. Under this new option plan, we may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007, the new option plan was approved by our shareholders at the general shareholders meeting.

On August 9, 2011, we issued fully vested options to purchase up to 150,000 of our ordinary shares to Ron Peer, a former Chief Executive Officer as part of his employment agreement. The options (the fair value of which was estimated to be $6,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.11 per share, and will expire five years from the date of grant. Also, 300,000 ordinary shares were issued to Mr. Peer as consideration to settle liability to the said former Chief Executive Officer.

On August 11, 2011, we issued fully vested options to purchase up to 300,000 of our ordinary shares to a former officer as part of the Creditor Arrangement (see also Item 4.A). The options (the fair market value of which was estimated to be $36,000, based upon the market price of our shares on the date when the extinguishment was determined) have an exercise price of $0.00 and will expire on December 31, 2012.

On August 24, 2011, we issued options to purchase up to 385,000 of our ordinary shares to our certain employees. The options (the fair value of which was estimated to be $18,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.20, 155,000 of them vested on January 1, 2012, and the remaining 230,000 will vest on January 1, 2013. The options have a term of ten years from the date of grant.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2011		2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	1,404,219	$1.23	1,489,176	$1.34	981,462	$2.55
Granted	835,000	$0.11	-	-	767,205	$0.015
Exercised	(10,007)	$0.02	(11,007)	$0.016	(93,056)	$0.015
Canceled and forfeited	(65,355)	$1.74	(73,950)	$3.52	(166,435)	$3.30
Outstanding at end of year	2,163,857	$0.79	1,404,219	$1.23	1,489,176	$1.34
Exercisable at end of year	1,778,857	$0.92	1,404,219	$1.23	1,413,027	$1.26

The weighted average fair value of options granted during the reported periods (excluding options exercisable for 300,000 of our ordinary shares granted in 2011 as part of the extinguishment of liabilities) was $0.05 and $0.43, per option, for the years ended December 31, 2011, 2009, respectively. No options were granted in 2010.

In 2011, the fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. In 2009, the fair value of 125,142 options was calculated using the Black-Scholes option pricing model. For all other options granted in 2009, the fair value of the options issued (as a partial payment of payroll liability) was based on the fair value of the shares on the date of the related payroll, which equals the related payroll liability, since the exercise price was close to nil. The following weighted average assumptions were used for the 2011 and 2009 grants: risk-free rate of 0.76% and 0.75%, respectively, dividend yield of 0%, expected volatility factor of 176.54% and 193.27%, respectively and expected term of 4.64 and 2.08 years, respectively.

The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized compensation expenses related to share-based employee compensation awards of $10,000, $14,000 and $483,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table summarizes the allocation of the stock-based compensation charge in thousands of US dollars:

	Year ended December 31,
	2011	2010	2009

Cost of revenues	$2	$3	$7
Research and development expenses	5	2	226
Selling and marketing expenses	-	3	43
General and administrative expenses	3	6	207

	$10	$14	$483

The options outstanding and exercisable as of December 31, 2011, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2011	Weighted average exercise price	Aggregate intrinsic value

$0.00 - $ 0.20	1,520,464	6.46	0.07	$30,000	1,135,464	0.02	$79,000
$1.10 - $ 1.88	449,817	2.89	1.29	-	449,817	1.29	-
$2.47 - $ 3.38	31,076	1.99	2.99	-	31,076	2.99	-
$4.12 - $ 4.64	79,900	5.07	4.31	-	79,900	4.31	-
$5.00 - $ 5.24	65,600	2.99	5.07	-	65,600	5.07	-
$14.82	17,000	2.85	14.82	-	17,000	14.82	-

	2,163,857		$0.79		1,778,857	$0.92

The aggregate intrinsic value of the above table represents the total intrinsic value, based on our stock price of $0.09 as of December 31, 2011, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $1,000, $1,000 and $36,000, respectively, based on our average stock price of $0.10, $0.14 and $0.4, during the years ended on those dates respectively.

A summary of the status of our non-vested options granted to employees as of December 31, 2011 and changes during the year ended December 31, 2011 is presented below:

	Options	Weighted– average grant- date fair value

Non-vested at January 1, 2011	-	-
Granted	385,000	$0.05
Vested (including cancelled and exercised)	-	-
Forfeited	-	-
Non-vested at December 31, 2011	385,000	$0.05

As of December 31, 2011, there was $8,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.    Major Shareholders and Related Party Transactions.

A.	Major shareholders

The following table lists the beneficial ownership of our securities as of April 15, 2012 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of April 15, 2012, 21,129,672 of our ordinary shares were outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of April 15, 2012, and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Wave Ltd. (1)	9,128,995	41.81%
Yitzchak Babayov (2)	1,773,426	8.15%
Eliyahu Trabelsi(3)	1,726,967	8.12%
Eli Rozen (4)	1,458,919	6.58%
Ori Mimon	1,111,111	5.26%
Aviad Kamara	1,111,111	5.26%

(1)	Sigma is controlled by family members of Mr. Arie Trabelsi, our Chairman of the Board. Mr. Trabelsi is the sole director of Sigma. As such, Mr. Trabelsi may be deemed to beneficially own the shares held by Sigma. Includes (i) a convertible bond held by Sigma in the principal amount of approximately $2,115,000, which may be converted into 705,114 ordinary shares as of April 15, 2012, (ii) 398,881 ordinary shares held by Sigma, and (iii) 8,025,000 ordinary shares held by Mr. David Mimon as trustee for Sigma. Mr. Mimon is one of our directors and the brother-in-law of Mr. Arie Trabelsi. Mr. Arie Trabelsi is the brother of Mr. Eliyahu Trabelsi and disclaims beneficial ownership of Mr. Eliyahu Trabelsi’s shares. If Sigma participates in the Creditor Arrangement, its convertible bond would be converted into a significant number of our ordinary shares.
(2)	Includes (a) 1,139,580 ordinary shares held by Yitzchak Babayov, and (b) warrants to purchase 633,846 ordinary shares, which are currently exercisable or exercisable within 60 days of April 15, 2012.
(3)	Includes (a) 1,591,622 ordinary shares, and (b) a convertible bond which may be converted into 135,345 ordinary shares, which is immediately exercisable/convertible or exercisable within 60 days of April 15, 2012. Mr. Eliyahu Trabelsi is the brother of Mr. Arie Trabelsi and is disclaiming beneficial ownership of Mr. Arie Trabelsi’s shares. If Mr. Eliyahu Trabelsi participates in the Creditor Arrangement, his convertible bond would be converted into a significant number of our ordinary shares.
(4)	Includes (a) 412,312 shares held directly by Eli Rozen, (b) options to purchase 553,273 ordinary shares which are currently exercisable or exercisable within 60 days of April 15, 2012, of which 376,462 options to purchase ordinary shares are held by Finel Architecture & Engineering Ltd., a wholly owned company of Mr. Rozen, and (c) warrants to purchase 493,334 ordinary shares which are currently exercisable or exercisable within 60 days of April 15, 2012.

On April 2, 2012, we issued 8,025,000 ordinary shares to Sigma’s trustee, Mr. David Mimon, and 1,069,400 ordinary shares issued to Mr. Eliyahu Trabelsi as part of the Creditor Arrangement (see Items 4A and 5B). On August 11, 2011 we issued 4,444,444 ordinary shares to Sigma as part of the Creditor Arrangement (see Items 4A and 5B).

The conversion of our debt into ordinary shares pursuant to the Creditor Arrangement resulted in the dilution of the ownership percentage of most of our holders of ordinary shares. To our knowledge, this dilution resulted in Messrs. Avi Landman, Jack Hassan and HSCC no longer beneficially holding 5% or more of our outstanding ordinary shares.

As of April 15, 2012, based on the information available to us, we had in the United States approximately 23 registered holders of our ordinary shares, representing approximately 64% of our total ordinary shares registered at that date.

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

On October 1, 2001, we entered into a consulting agreement with a company owned by a former Chairman of our Board of Directors who was one of our co-founders. In consideration of these consulting services, we have undertaken to pay $10,500 per month plus motor vehicle expenses. In addition, we were required to pay $1,500 per month as a director’s fee. (Regarding the partial payment in options during 2009 and regarding debt extinguishment during 2010, see below)

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the Chairman of the Board of Directors, effective July 25, 2010. We recorded during 2010 an expense of $75,000 related to the former consulting agreement. In addition, on July 8, 2010, we entered into a Services Agreement with the former Chairman of the Board of Directors and as of that date one of our major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide us with ongoing consulting services as may be reasonably required by us, for a consideration of 2% of our gross receipts from a major customer and reimbursement of reasonable costs and expenses incurred by the Service Provider.

During 2011 and 2010, we recorded an expense of $130,000 and $83,000, respectively, in accordance with the above noted Services Agreement.

On October 1, 2001, we entered into a consulting agreement with a company owned by a former member of our Board of Directors, who was also one of our co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, the consideration shall be to an amount of $7,000 per month.
•	Upon the termination of the car lease agreement, to increase the car lease, to a price of up to NIS 4,200 (approximately $ 1,100 as of December 31, 2011), (excluding tax) per month.

In addition, we were required to pay $1,500 per month as a director’s fee. (Regarding the partial payment in options during 2009 and regarding debt extinguishment during 2010 see below)

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the member of our Board of Directors, effective immediately. We recorded during 2010 an expense of $53,000 related to the former consulting agreement. In addition, on July 8, 2010, we entered into a Services Agreement with the former member of the Board of Directors and as of that date one of our major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide us with management services with respect to our certain project for a consideration of (i) a monthly fee of $3,000, (ii) reimbursement of reasonable costs and expenses incurred by the Service Provider, and (iii) we will provide the Service Provider with a cellular phone and an automobile. We shall also grant the Service Provider options to purchase up to 50,000 of our ordinary shares according to terms to be determined by the Board of Directors, which terms have not been yet determined by the date of filing of this Annual Report.

During 2011 and 2010, we recorded an expense of $63,000 and $38,000, respectively, in accordance with the above noted Services Agreement.

On October 1, 2001, we entered into a consulting agreement with a company owned by one of our co-founders. In consideration for these services, we were required to pay $4,600 per month plus motor vehicle expenses. (Regarding the partial payment in options during 2009 and regarding debt extinguishment during 2010 see below). We recorded during 2010 an expense of $37,000 related to the former consulting agreement. On July 8, 2010, we entered into a Services Agreement with our co-founder and as of that date one of our major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide us with ongoing consulting services as may be reasonably required by us for a consideration of a monthly fee of $3,000 and reimbursement of reasonable costs and expenses incurred by the Service Provider in connection with the services. We shall also grant the Service Provider options to purchase up to 100,000 of our ordinary shares according to terms that will be determined by the Board of Directors, which terms have not been yet determined by the date of filing of this Annual Report.

During 2011 and 2010, we recorded an expense of $39,000 and $21,000, respectively, in accordance with the above noted Services Agreement.

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

On July 25, 2010, our Board of directors elected Mrs. Tsviya Trabelsi to serve as the Chairman of the Board of Directors. Mrs. Trabelsi is a controlling shareholder of Sigma, which is our controlling shareholder and the major holder of a principal amount of convertible bonds; and is also the wife of our current Chairman of the Board and the sister of Mr. David Mimon, one of our directors. On May 12, 2011, the special general meeting approved the Service Agreement of Mrs. Trabelsi whereby, her monthly fee would be calculated at 60% of our chief executive officer’s monthly cost (approximately $8,000). In addition to the above consideration, we agreed to bear all reasonable costs and expenses incurred by Mrs. Trabelsi in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Trabelsi resigned from the board of directors and our board of directors approved the appointment of her husband, Mr. Arie Trabelsi, as its new Chairman, effective December 12, 2011. Mr. Trabelsi served as our chief executive officer until November 1, 2011, and has served as a member of our board of directors since November 1, 2011. Mr. Arie Trabelsi is a director at Sigma, which is our controlling shareholder and the major holder of a principal amount of Convertible Bonds (see Note 12 to the financial reports), and is the brother of Mr. Eliyahu Trabelsi, who holds the other Convertible Bonds and is our shareholder. Following the recommendation of our Audit Committee, our Board of Directors approved the compensation terms of Mr. Arie Trabelsi, which will be substantially the same as those of Mrs. Trabelsi. These compensation terms are subject to the approval of our shareholders, which we expect to request that they approve at our next general meeting of shareholders.

As of December 31, 2011, we accrued $279,000 as expenses arising from related party transactions providing consulting services.

As of December 31, 2011, we accrued $135,000 as other liability arising from a short term loan that we received from Mrs. Trabelsi. $90,000 of this loan was repaid during January 2012.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. Tsviya Trabelsi and Mr. Arie Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of us, such as to a bank (see Item 4.A. under the caption “Recent Developments”) and in order to secure short-term loans that are given by them from time to time to us.

Regarding transactions with a convertible bond holder, Sigma, see Items 4A and 5B

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

Sales in Israel during each of the years 2011, 2010 and 2009 was $80,000, $83,000 and $72,000, respectively. Export sales during each of the years 2011, 2010 and 2009 was $7,842,000 (99% of the total sales volume), $7,306,000 (99% of the total sales volume) and $9,232,000 (99% of the total sales volume), respectively.

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

(A) At the annual general meeting of our shareholders held on September 12, 2010, our shareholders resolved to afford certain of our major creditors with the opportunity to convert the amounts owed to them into our ordinary shares, by means of a set off against the then total outstanding debt to such creditor, at a price of $0.09 per ordinary share, subject to forgiveness of 60% of our total outstanding debt to such creditor. Our board of directors was authorized to set all other terms of the Creditor Arrangement, including, inter alia, its timetable.

On November 3, 2010, we petitioned the court, for the court approval of a Creditor Arrangement in accordance with Section 350 of the Israeli Companies Law. We requested that the court apply the Creditor Arrangement approved by our shareholders to all of our creditors as of August 10, 2010, or the Determining Date, and who were still creditors as of December 17, 2010 and who had submitted a claim of debt no later than January 6, 2011. We requested that pursuant to the proposed arrangement all such creditors (whether secured, preferential (by statute) and unsecured) shall be considered to have released us from our debt obligations towards them as of such date in exchange for the allotment to all such creditors of our ordinary shares or warrants to purchase our ordinary shares (that are immediately exercisable in a cashless transaction and with an expiration date of December 31, 2012) at a price of $0.09 per ordinary share, valued at 40% of our total outstanding debt to our creditors and in consideration for which the creditors would forgive the remaining 60% of the outstanding debt. In May 2011, our shareholders subsequently approved the inclusion of additional creditors to be included under the Creditor Arrangement.

Although the Creditor Arrangement is supported by a resolution of our shareholders and was presented at the meeting of our creditors, on July 18, 2011 the court decided not to approve our application, mainly due to an objection to the proposed arrangement which was filed by one of our secured creditors, Special Situations Funds ("SSF"). On November 8, 2011, SSF sold, assigned and transferred to Mr. Eliyahu Trabelsi all of its rights under the Convertible Bonds and warrants. For more information on the Convertible Bonds see Item 5 – Liquidity and Capital Resources. In February 2012, our Board of Directors determined to proceed with the Creditor Arrangement without the involvement of the court. On December 5, 2011 we received from the Execution Office in Israel a foreclosure order in accordance with Section 44 to the Execution Law Records, vol. 1967, in respect of convertible bonds held by Sigma, up to an amount of NIS 3,903,866 (approximately $1,022,000, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on December 31, 2011) in favor of a third party. We followed the order’s instructions and recorded the said foreclosure. As of April 15, 2012, following the forgiveness or conversion of debt pursuant to the Creditor Arrangement in the aggregate amount of $3,640,000 since December 31, 2010, additional debt of approximately $3,286,000 (computed as of December 31, 2011) remains to be forgiven or converted pursuant thereto. However, the completion of the Creditor Arrangement has been delayed, which we believe is, as a result of a dispute over the ownership of approximately $1,022,000 (computed as of December 31, 2011) of our convertible bonds held by Sigma. There is no certainty that the Creditor Arrangement will be completed in a timely manner or at all.

For more information on the Creditor Arrangement please see Item 4.A "History of the Company" under "Recent Developments".

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

Following the testimony of the Arbitrator, the Department asked the Court to summon the other two Ukrainian arbitrators as witnesses. The Court accepted the request and scheduled hearings for their testimonies in 2011. However, the Department’s witnesses (including the other two Ukrainian arbitrators) did not appear in court at the times scheduled for their testimonies. In light thereof, the Court ordered that summations be submitted in writing without having the witnesses of the Department testify.

On December 5, 2011 we submitted a summation in writing. However, the Department has not submitted its summation and its counsel even notified the Court that his appointment as the Department’s counsel had been cancelled. In these circumstances we filed a petition for judgment due to the absence of summations by the Department. On February 26, 2012, the Court ruled that it accepts our petition to give judgment due to the lack of summations on behalf of the Department and that the file will be assigned for writing a judgment on the basis of the evidence that had been presented to the Court in the course of the proceeding.

On April 15, 2012, the Court dismissed the Department’s Petition and also declared the Award null and void.

(C) On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber (“IAC”), in a case against the Ministry of Interior of the Slovak Republic relating to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,438,000 as of December 31, 2011) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $55,000 as of December 31, 2011) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $82,000 as of December 31, 2011). We have begun an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September, 2005, the commercial court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the Commercial Court’s decision have been unsuccessful.

(D) On December 16, 1999, Secu-Systems Ltd. (“Secu-systems”) filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. (“InkSure”) (our former subsidiary, which became a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, Secu-systems asserted claims of breach of a confidentiality agreement between Secu-systems and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to Secu-systems by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to Secu-systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-systems. In addition, the Court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to Secu-systems compensation in the sum of NIS 100,000 ($26,000 as of December 31, 2011) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($8,000 as of December 31, 2011). Secu-systems has filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above.

During the years thereafter several Court sessions were held, judgments were made and appeals were filed by each of the parties.

On December 15, 2009, the Court suggested that the parties attempt to resolve this dispute through mediation. All of the parties agreed to mediate the matter.

In the course of the mediation process, during 2010, an agreement in principle was reached, according to which the mediator will be authorized to determine the sum, within the range between NIS 750,000 (approximately $196,000 as of December 31, 2011) and NIS 1,000,000 (approximately $262,000 as of December 31, 2011), which we shall pay to Secu-Systems. Pursuant to such agreement in principle, the amount determined by the mediator will be paid by us during 2011 in 10 equal, consecutive monthly installments.

Following the said agreement in principle, a binding mediation agreement was signed by the parties, and on September 1, 2010, a mediation session was held. On November 30, 2010, the mediator determined that the sum we will have to pay to Secu-System is NIS 893,000 (approximately $234,000 as of December 31, 2011). On January 30, 2012, the parties submitted to the Court a request to approve the mediation agreement. The mediation agreement was approved by the Court on February 5, 2012. During 2011 we paid NIS 535,800 (approximately $140,000 as of December 31, 2011). As of December 31, 2011 there is an allowance in the amount of $94,000 related to this litigation.

(E) On May 7, 2012, a supplier of us filed a lawsuit with the Magistrate Court in Tel Aviv in the amount of NIS 360,199 (approximately $94,000 as of December 31, 2011) claiming mainly for payments of products which were supplied during 2011 and for payments for products which were purchased by the supplier but were refused to be received by us due to our dissatisfaction in respect of the supplied products. We are denying the supplier’s claims and have our own claims against the supplier in respect of the quality of the products supplied by him. We are right now in the process of evaluating the lawsuit with our legal advisor. The balance of accounts payable with respect to the supplier as of December 31, 2011 is approximately $46,000, which represents the value of the supplied products during 2011. No additional provision has been recognized with respect to the supplier's claim.

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

B.    Significant Changes

There are no significant changes that occurred since December 31, 2011, except as otherwise disclosed in this Annual Report and in the annual consolidated financial statements included in this Annual Report.

ITEM 9.    The Offer And Listing.

A.     Offer and Listing Details

The tables included below set forth information regarding the price history of the ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board/NASDAQ/Pink OTC Market for the periods indicated.

We commenced trading on the NASDAQ Europe stock market on April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our shares to Euronext Brussels stock market where we traded under the symbol “VUNC.” We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

Our ordinary shares were quoted on the OTC Bulletin Board Market under the symbol “VUNC.OB,” from November 5, 2004 until August 22, 2007.

Our ordinary shares were approved for listing on the NASDAQ Capital Market and began trading effective August 23, 2007. The shares were traded on NASDQ Capital Market under the symbol “VUNC.”

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

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in U.S. dollars as reported on the NASDAQ Europe stock market or the Euronext Brussels stock market, as applicable until August 4, 2008 (conversion to U.S. dollars is based on the exchange rate published by the Bank of Israel). The following table also shows, for the periods indicated, the high and low closing prices of our ordinary shares on the Pink OTC Market or OTC Bulletin Board Market or NASDAQ, as applicable.

The Company has not issued any securities in connection with a pre-emptive issue.

Period	European Market				US Market
	Per share ($)				Per share ($)
	High		Low		High	Low
Annual
2007	5.28		3.58		6.18	3.82
2008	3.90	(1)	2.40	(1)	4.69	0.29
2009	N/A		N/A		0.68	0.20
2010	N/A		N/A		0.29	0.05
2011	N/A		N/A		0.14	0.04
Financial quarters
2010
First quarter	N/A		N/A		0.29	0.08
Second quarter	N/A		N/A		0.24	0.10
Third quarter	N/A		N/A		0.16	0.10
Fourth quarter	N/A		N/A		0.14	0.05
2011
First quarter	N/A		N/A		0.13	0.06
Second quarter	N/A		N/A		0.14	0.04
Third quarter	N/A		N/A		0.12	0.04
Fourth quarter	N/A		N/A		0.12	0.05
2012
First quarter	N/A		N/A		0.17	0.05
Most recent six months
April 2012	N/A		N/A		0.16	0.04
March 2012	N/A		N/A		0.16	0.08
February 2012	N/A		N/A		0.15	0.15
January 2012	N/A		N/A		0.17	0.05
December 2011	N/A		N/A		0.09	0.09
November 2011	N/A		N/A		0.09	0.09

On May 8, 2012, the last reported sale price of our ordinary shares on Pink Sheets was $0.11 per share.

Lack of Liquidity

The delisting of our ordinary shares from the NASDAQ market, significantly affects the ability of investors to trade our securities and negatively affects the liquidity of our ordinary shares. In addition, trading in our ordinary shares may become subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, such as if the issuer of the security has net tangible assets in excess of $2,000,000. The market price of our ordinary shares is currently less than $5.00 per share and our net tangible assets as of December 31, 2011 were approximately $2,455,000 . While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

Disclosure also has to be made by the broker or dealer about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in our market value if we were to become subject to the said "penny stock" rules.

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

We are a public company organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel as a publicly traded corporation and we have been assigned public company number 52-00-4407-4. Set forth below is a summary of certain provisions of our Memorandum of Association (the "Memorandum"), the Articles of Association (the "Articles") and the Israeli Companies Law as it applies to the Company. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum and the Articles are filed as exhibits to this Annual Report.

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

We are authorized to issue 52,000,000 ordinary shares par value NIS 0.00588235 per share, of which 21,129,672 ordinary shares were outstanding as of April 15, 2012.

DIRECTORS

Our Articles provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. With the exception of our external directors, who are elected for three year terms in accordance with the Israeli Companies Law, our directors are elected for a one year term ending at the following annual general meeting of shareholders. However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed reelected at the same meeting. The general meeting may resolve that a director be elected for a period not longer than the third next annual meeting. Directors may resign or in certain circumstances be removed by our general meeting prior to the expiration of his term.

The board may appoint additional directors (whether to fill a vacancy or create a new directorship) to serve until the next annual shareholders meeting. In case an office of a director has been vacated, the remaining directors may continue to act in every matter so long as the number of its members is not less than the quorum required at the time for meetings of the board. If the number of members of the board decreases below said quorum, the board will not be entitled to act except in case of emergency or for appointing additional directors in order to fill vacant positions on the board or to call a general meeting of the shareholders. The Board of Directors elects one of its members to serve as the Chairman.

The Board of Directors may meet and adjourn its meetings as it deems fit, provided, however, that the board must meet at least once in every three months period. A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board is not less than 30% of the number of directors and in any event not less than two directors. Issues arising at any Board of Directors’ meeting are decided by a majority of votes cast at the meeting. In lieu of a board meeting a resolution may be adopted in writing if signed by all directors or to which all of the directors have agreed in writing or by telephone or facsimile, and a meeting may also be held through telephone conference or other communications means, provided however that all participants may hear each other simultaneously. A resolution in writing signed by all of the Directors, shall be as valid and effective for all purposes as if passed at a meeting of the Board of Directors duly convened and held, and for the purpose of this Article "Director" shall include, if duly appointed therefore, a Substitute Director.

FIDUCIARY DUTIES OF OFFICERS

The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

APPROVAL OF CERTAIN TRANSACTIONS

Transactions with Office Holders; Extraordinary Transactions

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors or controlling parties require approval of the audit committee or a compensation committee to the extent that it complies with the statutory requirements which apply to the audit committee, and the Board of Directors. Arrangements regarding the terms of employment and compensation of directors require approval by the audit committee, the Board of Directors and the shareholders.

The Israeli Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, siblings and parents of the office holder's spouse, and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

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

An individual who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee may not be present at the deliberations or vote on this matter. However, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter. If a majority of the directors has a personal interest in a transaction with us, such directors may be present at the deliberations and vote in this matter, and shareholder approval of the transaction is required.

Under the Israeli Companies Law and as long as our Articles are not amended to determine otherwise, certain resolutions, such as resolutions regarding liquidation, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder (including the provision of services to the company), require the approval of the audit committee, the Board of Directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least one-half of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than two percent of the voting rights in the company.

Agreements and extraordinary transactions with a term exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Certain types of extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would the control 25% or greater of the company's voting rights. This rule does not apply if there is already another such shareholder which controls 25% or greater of the company's voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold greater than a 45% voting rights in the company, unless there is another shareholder holding more than a 45% voting rights in the company. These requirements do not apply to: (i) the acquisition of shares in a private placement, provided that such private placement was approved by the general meeting of the company’s shareholders as a private placement purporting to confer to the offeree the control of 25% or greater of the company's voting rights if the there is no other holder of such a block of shares, or purporting to confer to the offeree 45% of the voting rights in the company if there is no other person holding forty-five percent of the voting rights in the company; (ii) was from a shareholder which controls 25% or greater of the company's voting rights which resulted in the acquirer becoming a a shareholder of the company shareholder which controls 25% or greater of the company's voting rights, or (iii) was from a shareholder holding a 45% of the voting in the company which resulted in the acquirer becoming a holder of a 45% of the voting rights in the company. A special tender offer will only be considered accepted if: (i) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the shares of controlling shareholders of the offeror and excluding the holders of a 25% or more block of the voting rights in the company); and (ii) at least 5% of the voting rights in the company are purchased in the tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, and more than half of the shareholders without a personal interest in accepting the offer tendered their shares, then all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares; provided, however, that if the dissenting shareholders constitute less than 2% of the issued and outstanding share capital of the company then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.

DUTIES OF SHAREHOLDERS

Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary way towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company's authorized share capital;
•	a merger; or
•	approval of interested party transactions which require shareholder approval.

Furthermore, the Israeli Companies Law requires that a shareholder refrain from acting in a discriminatory manner towards other shareholders.

The Israeli Companies Law does not describe the substance of the aforementioned duties of shareholders, but provides that laws applicable to a breach of contract, adjusted according to the circumstances shall apply to a breach of such duties. With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

In addition, the Israeli Companies Law dictates that any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company.

The Israeli Companies Law does not describe the substance of the aforementioned duty to act with fairness but provides that laws applicable to a breach of contract, adjusted according to the circumstances and taking into account the status within the company of such shareholder, shall apply to a breach of such duty.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Exemption of Office Holders

Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our Articles allow us to exempt our office holders from liability towards us for breach of duty of care to the maximum extent permitted by law.

Office Holder Insurance

Our Articles provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for any act done by him or her by virtue of being an office holder, in respect of any of the following:

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

We have obtained directors and officers liability insurance for the benefit of our office holders. In addition, we have sometimes granted indemnification letters to our office holders.

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

Required Approvals

In addition, under the Israeli Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our Board of Directors and, if the beneficiary is a director, an additional approval by our shareholders is required.

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

Our Board of Directors may, whenever it deems fit, convene a special general meeting. Special general meetings may also be convened upon requisition in accordance with the Israeli Companies Law. Our Board is obligated to convene a special general meeting if it receives a written request from any of (a) two Directors or 25% of the total number of Directors; (b) one or more Shareholders, holding at least 5% of our outstanding share capital and at least 1% of the shareholders’ voting power; or (c) one or more shareholders holding no less than 5% of the our outstanding voting shares.

MERGERS

A merger of the Company shall require resolution adopted by a simple majority vote cast at a general meeting, not taking into account abstentions provided, however, that if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the approvals required will be the corporate approvals under the Israeli Companies Law for such extraordinary transaction.

C.    Material Contracts

Except for the material contracts described in Item 4 – Recent Developments, in Item 5 – Liquidity and Capital Resources and in Item 6 - Compensation, we are not a party to any other material contracts outside of the ordinary course of business.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the "Tax Ordinance"), which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at the rate of 25% for future tax years.

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

Israeli residents:

Individuals:

Commencing in January 1, 2012, a real capital gain deriving to an individual will be taxed at a rate of 25%, on condition that the income is not classified as business income from the vantage point of the individual. This will apply to the entire real capital gain accrued since the date of purchase, or since January 1, 2003 if the purchase preceded that date.

Notwithstanding the above, the real capital gain will be taxed at a rate of 30% in the following instances:

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

Companies:

The real capital gain on the sale of securities by a company will be taxed at the corporate tax rate applicable during the year of sale (25% for the 2012 tax year onwards).

Non-Israeli residents:

In general, Non-residents of Israel will be exempt from capital gain tax in relation to the sale of ordinary shares traded on a recognized stock exchange as long as (a) the capital gain is not in his permanent establishment in Israel, (b) the ordinary shares in relation to which the capital gains are derived were acquired by the nonresident after the initial listing of the ordinary shares and (c) neither the shareholder nor the capital gain is subject to certain sections of the Israeli income tax ordinance.

However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a US resident is 25%; however if not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a US corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year (and additional conditions under the Tax Treaty are met).

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

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares and warrants (see “Israeli Taxation” above).

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

Distributions on Ordinary Shares

General. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any Israeli tax withheld. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain U.S. corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

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

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning on or before December 31, 2012, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. For example, it is expected that our ordinary shares will be “readily tradable” if as a result of being listed on The NASDAQ Capital Market.

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

If you have held the ordinary shares or warrants for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before December 31, 2012) will apply to non-corporate U.S. Holders. If you have held the ordinary shares or warrants for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average quarterly percentage, generally determined by fair market value, of our assets either produce passive income or are held for the production of “passive income (the “asset test”). Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill, if it exists. In calculating goodwill, we should value our total assets based on our market capitalization, determined using the market price of our ordinary shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we may make a number of assumptions regarding the amount of value allocable to goodwill. However, it is possible that the IRS will challenge such valuation of goodwill, which may result in our being a PFIC.

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

Medicare Tax

In addition to the taxes on dividends and dispositions of our shares or warrants described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

F.    Dividends and Paying Agent

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, commencing with the fiscal year ending December 31, 2011 within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also expect to furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 90 days after the end of such quarter.

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

Our financial market risk includes risks related to international operations and related foreign currencies. We anticipate that sales outside of North America will continue to account for a significant portion of our consolidated revenue in 2012. To date, most of our sales have been valued in dollars. In future periods, we expect our sales to continue to be principally valued in dollars, narrowing foreign currency exchange risk.

We value part of our expenses in some of our international operations, such as Israel, in each country's local currency, and therefore are subject to foreign currency exchange risk. However, through December 31, 2011, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates; we have incurred an income of $5,000 in the year ended December 31, 2011 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates.

Our exposure to market risks for changes in interest rates relates primarily to our credit facility. At December 31, 2011, our financial market risk related to this debt was immaterial. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

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

Interest Rate Risk

Our cash borrowing from Israeli bank is subject to interest rate changes, and therefore our interest expenses are sensitive to changes in interest rates. The interest rate on our borrowing is linked to LIBOR, which fluctuates. However, the amount of borrowings that we have that is linked to LIBOR is not material to us as a whole, and therefore our exposure to fluctuations in LIBOR rate is not material as well.

ITEM 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

A.	As of the filing date of this Annual Report, we were not in compliance with the covenants under the amended Convertible Bonds (see also Item 4.A under the caption “Recent Developments” and Item 5.B under the caption “Liquidity and Capital Resources”). In 2011, we experienced an increase in financial expenses with respect to our Convertible Bonds caused by an increase in the interest rate of the bonds and due to our breach of the covenants under the Convertible Bonds, as amended, which required us to incur additional interest of 3% per month on unpaid amounts. The additional interest expenses amounted to $271,000 during the year ended December 31, 2011.

B.	None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2011. Our disclosure controls and procedures include components of our internal control over financial reporting. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of December 31, 2011, were not effective due solely to the material weakness in our internal control over financial reporting as described below in “Management’s Report on Internal Control over Financial Reporting”.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes policies and procedures that:

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2011, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control – Integrated Framework.”

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

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in Internal Controls over Financial Reporting

During the period covered by this Annual Report, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     Audit Committee Financial Expert

Our Board of Directors has determined that Messrs. Avi Ayash and Shlomo Benjamin, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act Rules, and are independent in accordance with applicable Exchange Act rules. The relevant experience of each of them is summarized in Item 6A-"Directors and Senior Management".

ITEM 16B.     Code of Ethics

Our Board of Directors adopted a code of ethics that applies to our chief executive officer, chief financial officer (if any), director of finance, controller, and other persons performing similar functions a copy of which is previously filed and incorporated by reference to this Annual Report. A copy of our code of ethics will be provided, without charge, upon written request of any person delivered as follows: Nolton House, 14 Shenkar Street P.O.B 12190, Hertzliya Pituach 46725 Israel.

ITEM 16C.     Principal Accountant Fees and Services

Fahn, Kanne & Co., a member of Grant Thornton, serves as our principal independent registered public accounting firm. The following table presents the fees to our external auditors for professional services rendered in the years ended December 31, 2011 and 2010:

	2011	2010
Audit Fees	61,000	75,000
Audit-Related Fees	-	-
Tax Fees	5,000	3,000
Total	66,000	78,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent registered public accounting firm provides, such as statutory audits including audits required by Israeli government institutes, consents and assistance with and review of documents filed with the SEC.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

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

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements.

Not applicable.

ITEM 18. Financial Statements.

VUANCE LTD.

2011 ANNUAL REPORT

INDEX TO THE FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F- 2
CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated balance sheets	F-3 - F-4
Consolidated statements of operations	F-5
Consolidated statements of changes in shareholders’ deficit	F-6
Consolidated statements of cash flows	F-7 - F-8
Notes to consolidated financial statements	F-9 - F-46

The amounts in the Financial Statements are stated in U.S. dollars ($) in thousands.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Deficit	F-6

Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-46

REPORT OF INDEPENDENT	Fahn Kanne & Co.
REGISTERED PUBLIC ACCOUNTING FIRM	Head Office
TO THE SHAREHOLDERS OF	Levinstein Tower
VUANCE LTD.	23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
P.O.B. 36172, 61361

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Vuance Ltd. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vuance Ltd. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1f to the financial statements, the Company has incurred substantial recurring losses and negative cash flows from operations and, as of December 31, 2011, the Company had a working capital deficit and total shareholders' deficit. These conditions, along with other matters as set forth in Note 1f, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1f. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Fahn Kanne & Co. Grant Thornton Israel

May 9, 2012

Certified Public Accountants Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$215	$197
Restricted cash deposits	-	130
Trade receivables (net of allowance for doubtful accounts of $ 134 and $ 1,553 as of December 31, 2011 and 2010, respectively)	1,542	752
Other accounts receivable and prepaid expenses	105	388
Inventories, net	269	197

Total current assets	2,131	1,664

SEVERANCE PAY FUND	228	234

PROPERTY AND EQUIPMENT, NET	96	110

Total assets	$2,455	$2,008

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Short-term bank credit	$112	$-
Trade payables	2,439	973
Employees and payroll accruals	139	151
Advances from customer	-	1,010
Accrued expenses and other liabilities	2,164	2,244
Convertible bonds	2,519	122
Short-term loan and others	456	-

Total current liabilities	7,829	4,500

LONG-TERM LIABILITIES:
Convertible bonds	-	2,866
Long-term loan and others	-	2,259
Accrued severance pay	227	254

Total long-term liabilities	227	5,379

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' DEFICIT:
Share capital:
Ordinary shares of NIS 0.0588235 par value -
Authorized 52,000,000 shares as of December 31, 2011 and 2010;
Issued and outstanding: 12,035,272 and 7,280,821 shares as of December 31, 2011 and 2010, respectively	192	113
Additional paid-in capital	41,713	41,360
Amount of liability extinguished on account of shares	819	-
Accumulated deficit	(48,325)	(49,344)

Total shareholders' deficit	(5,601)	(7,871)

Total liabilities and shareholders' deficit	$2,455	$2,008

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

 U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2010	2009

Revenues	$7,922	$7,389	$9,304
Cost of revenues	3,306	2,057	3,365
Gross profit	4,616	5,332	5,939

Operating expenses:
Research and development	462	386	898
Selling and marketing	3,505	4,405	5,131
General and administrative	732	1,985	1,648
Other (income) expenses	(137)	(396)	130
Total operating expenses	4,562	6,380	7,807

Operating (loss) income	54	(1,048)	(1,868)
Financial (expenses) income, net	990	(678)	(620)

Income (loss) before income tax	1,044	(1,726)	(2,488)
Income tax	(25)	(50)	(71)

Net income (loss) from continuing operations	1,019	(1,776)	(2,559)
Loss from discontinued operations	-	(189)	(2,526)

Net income (loss)	$1,019	$(1,965)	$(5,085)

Earnings (loss) per share from continuing operations:
Basic	$0.11	$(0.29)	$(0.46)
Diluted	$0.09	$(0.29)	$(0.46)

Loss per share from discontinued operations basic and diluted:	-	$(0.03)	$(0.46)

Net earnings (loss) per share:
Basic	$0.11	$(0.32)	$(0.92)
Diluted	$0.09	$(0.32)	$(0.92)

Weighted average number of ordinary shares used in computing basic earnings (loss) per share	9,126,327	6,177,862	5,511,948

Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	11,710,254	6,177,862	5,511,948

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares	Share capital		Additional paid-in capital	Amount of liability extinguished on account of shares	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' deficit

Balance as of January 1, 2009	5,259,874	$82		$40,345	$-	$(42,294)		$(1,867)
Issuance of shares in connection with acquisition of Intelli-Site (see Note 1a)	202,626	3		68	-	-	-	71
Issuance of shares (see Note 13c)	168,865	3		60	-	-	-	63

Exercise of options	93,056	1		-	-	-	-	1

Beneficial conversion feature on convertible bond terms	-	-		24	-	-	-	24
Stock- based compensation	-	-		522	-	-	-	522
Net loss	-	-		-	-	(5,085)	$(5,085)	(5,085)
Total comprehensive loss							$(5,085)
Balance as of December 31, 2009	5,724,421	$89		$41,019	$-	$(47,379)		$(6,271)
Issuance of shares in connection with acquisition of Intelli-Site (see Note 1a)	6,932	-	*	-	-	-	-	- *
Issuance of shares (see Note 13f)	1,538,461	24		176	-	-	-	200
Exercise of options	11,007	-	*	-	-	-	-	- *
Warrants issued in connection with extinguishments of liabilities (see Note 1d)	-	-		147	-	-	-	147
Stock- based compensation	-	-		18	-	-	-	18
Net loss	-	-		-	-	(1,965)	$(1,965)	(1,965)
Total comprehensive loss							$(1,965)
Balance as of December 31, 2010	7,280,821	$113		$41,360	$-	$(49,344)		$(7,871)
Exercise of options	10,007	-	*	-	-	-	-	- *
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1d and 13d)	4,744,444	79		343	819	-	-	1,241
Stock- based compensation	-	-		10	-	-	-	10
Net income	-	-		-	-	1,019	$1,019	1,019
Total comprehensive income							$1,019
Balance as of December 31, 2011	12,035,272	$192		$41,713	$819	$(48,325)		$(5,601)

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income (loss)	$1,019	$(1,965)	$(5,085)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	28	53	708
Impairment loss	-	-	1,119
Accrued severance pay	(27)	(47)	(74)
Stock-based compensation	10	18	522
Amortization of discount on convertible bonds	-	20	-
Capital loss on disposal of property and equipment	6	-	-
Capital gain on sale of subsidiary (Appendix C)	-	(272)	-
Capital gain on extinguishments of liabilities	(2,149)	(124)	-
Decrease (increase) in trade receivables	(790)	105	(667)
Decrease (increase) in other accounts receivable and prepaid expenses	283	(105)	644
Decrease (increase) in inventories, net	(72)	(132)	1,008
Increase (decrease) in trade payables	1,466	(2)	163
Increase (decrease) in employees and payroll accruals	3	(311)	215
Increase (decrease) in advances from customer	(1,010)	973	(1,484)
Increase in accrued expenses and other liabilities	1,044	577	1,270

Net cash used in operating activities	(189)	(1,212)	(1,661)

Cash flows from investing activities:
Purchase of property and equipment	(23)	(4)	(100)
Proceeds from sale of property and equipment	3	-	-
Acquisition of operation net of cash acquired (Appendix A)	-	-	-
Proceeds from sale of operations net of cash sold (Appendix B)	-	397	-
Sale of subsidiary net of cash sold (Appendix C)	-	(3)	-
Decrease in severance pay fund	6	49	31
Restricted cash deposits, net	130	200	1,745

Net cash provided by investing activities	116	639	1,676

Cash flows from financing activities:
Short-term bank credit, net	112	-	(9)
Principle repayment of convertible bonds	(21)	(86)	(79)
Issuance of share capital, net of issuance costs	-	200	3
Proceeds from exercise of options and warrants, net	- *	- *	1
Payment of liability to a former owner of an acquiree	-	-	(87)

Net cash (used in) provided by financing activities	91	114	(171)

Increase (decrease) in cash and cash equivalents	18	(459)	(156)
Cash and cash equivalents at the beginning of the year	197	656	812

Cash and cash equivalents at the end of the year	$215	$197	$656

 *Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Supplemental disclosure of cash flows information:

Appendix A:
Acquisition of operation net of cash acquired:

Assets and liabilities of the operation, as of date of purchase:
Working capital (excluding cash and cash equivalents)	-	-	$(62)
Property and equipment	-	-	(4)
Intangible assets	-	-	(313)
Shares issued	-	-	68
Liabilities to former owner of the acquiree (*)	-	-	311

	$-	$-	$-

(*) Including $68 which represents the acquisition date fair value of contingent consideration to the former owners.

Appendix B:
Sale of operations net of cash sold:

Assets and liabilities of the operations, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	$(208)	-
Property and equipment, net	-	88	-
Intangible assets, net	-	517	-

	$-	$397	$-

Appendix C:
Sale of subsidiary net of cash sold:

Assets and liabilities of the subsidiary, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	$(276)	-
Property and equipment, net	-	4	-
Long-term liability	-	(3)	-
Capital gain on sale of subsidiary	-	272	-

	$-	$(3)	$-

Cash paid during the year for:
Interest	$6	$-	$109
Income taxes, net	$25	$50	$31

Supplemental disclosure of non-cash investing and financing activities:

Extinguishments of liabilities credited to shareholder’s deficit (see Note 1d)	$1,220	$147	-
Issuance of shares to service providers and officer	$21	$-	$63

The accompanying notes are an integral part of the consolidated financial statements.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

a.	Vuance Ltd. (the “Company") was incorporated in 1988 in Israel. The Company’s ordinary shares have been listed for trade on the Pink OTC Markets Inc ., which operates an electronic quotation service for securities traded over-the-counter, since October 1, 2009, under the ticker symbol “VUNCF”..

Until January 2010 (the date of the sale of the activities as described below in Note 1b), the Company developed and marketed security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel, which encompassed electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. Following the sale of certain activities in January 2010, the Company is focusing on its wireless ID products and solutions, e-ID projects and solutions.

The Company is headquartered in Israel.

The Company sells its products through centralized marketing office in U.S and Israel.

The Company's subsidiaries includes: Vuance Inc. incorporated in the United States (see b2 below regarding the presentation of certain activity of Vuance Inc as discontinued operations), Vuance RFID Inc., (incorporated in Delaware) (see b1 below regarding the presentation of certain activity of Vuance RFID as discontinued operations), S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007, and focused until 2009 on executing perimeter security and a border control project at a European International Airport, PureRFid, Inc. (incorporated in Delaware) which focuses on the marketing and selling of the Company’s active RFID solutions and until October 21, 2010 SuperCom Asia Pacific Limited incorporated in Hong Kong which focused on marketing (see c below). As of December 31, 2011, all the Company’s activities were concentrated mainly through Vuance Ltd. and PureRFid, Inc.

Regarding the sale of certain assets and liabilities of Vuance Inc in January 2010, see b2 below.

On March 25, 2009, the Company, through its subsidiary, Vuance Inc., completed the acquisition of certain assets and liabilities of Intelli-Site, Inc. (“Intelli-Site”). The purchase price was $262 payable in cash and in shares of the Company (which were subject to a certain lock up mechanism) and included a contingent consideration of up to $600 based upon certain conditions.

The results of operations of Intelli-Site were included in the consolidated financial statements of the Company commencing April, 2009. However, during the first quarter of 2010, this activity (including the contingent consideration related to it) was sold, see b2 below.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Discontinued operations

1.	During the fourth quarter of 2008, the Company ceased the operations of distribution of locks (which commenced during 2008). The assets attributed to this discontinued operations, mainly inventory, were sold during 2009.

The results of the discontinued operation for the year ended December 31, 2009, is presented below:

Year ended December 31, 2009

Revenues	$156
Cost of revenues	$(196)
Selling and marketing	$(25)
Net loss	$(65)

2.	On January 28, 2010 (the “Closing Date”), the Company and its subsidiary Vuance, Inc. completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. (the “Sale”) related to the Company's electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets (the “Purchase Agreement”), dated as of January 9, 2010 between Vuance Inc. and OLTIS Security Systems International, LLC (“OSSI”). On the Closing Date, as consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance Inc. $147 in cash. In addition, OSSI paid off (the “Bridge Bank Payment”) a certain Business Financing Agreement (the “Loan”) between Vuance Inc. and Bridge Bank, National Association in an amount of $290. Further to the Bridge Bank Payment, the Loan was released, and the Company and Vuance Inc. no longer have any liabilities associated with the Loan. The Purchase Agreement includes an indemnification clause pursuant to which, Vuance Inc. agrees to indemnify and hold OSSI harmless from and against any claim or liability of Vuance Inc. or the Company, which may be asserted against OSSI, excepting only to the extent of any business debts and other liabilities which OSSI expressly agrees to pay or assume at the closing date.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Discontinued operations (cont.)

2. (cont.)

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

Each of the activities sold meets the definition of a component under ASC Topic 205-20 - “Discontinued Operation”, and accordingly, the results of operations of these components were presented as discontinued operations.

Following the sale of the activities, the Company does not have any involvement with respect to the activities sold.

The results of the discontinued operations are as follows:

	Year ended December 31,
	2010	2009
Revenues	$541	$4,944
Cost of revenues	(497)	(2,521)
Research and development	(96)	(930)
Selling and marketing	(105)	(1,950)
General and administrative	(28)	(761)
Financial expenses	(4)	(124)
Impairment of goodwill and other intangible assets	-	(1,119)
Net loss	$(189)	$(2,461)

c.	Sale of subsidiary:

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

On November 3, 2010, the Company submitted to the District Court in Petach-Tikva, Israel, a request to summon meetings of creditors of the Company, in order to approve a proposed arrangement between the Company and its creditors (including convertible bond holders) in accordance with Section 350 of the Israeli Companies Law 5759-1999. The proposed arrangement involved an allotment of ordinary shares or warrants to purchase ordinary shares of the Company to certain of its creditors, at a price of $0.09 per ordinary share against 40% of the total outstanding debt to the creditors, to the effect of total satisfaction of the entire debt owed to the Company’s creditors (thus forgiving and waiving 60% of the total outstanding debt of the Company). The proposed arrangement was based on the one which was approved by the general meeting of the shareholders dated September 12, 2010. The Company convened the meetings of its creditors to approve the proposed debt arrangement during February and March 2011. On March 15, 2011, the Company filed an application with the Petach-Tikva District Court, in Israel, for the approval of the creditor arrangement.

On July 18, 2011, the Discrict Court decided not to approve the Company’s application, mainly due to an objection to the proposed arrangement filed by one of the Company’s secured creditors, Special Situations Funds ("SSF"), which later assigned its bond on November 8, 2011 to Mr. Eliyahu Trabelsi (see also Notes 12 and 14f). In February 2012, following the approval of the board of directors, the Company decided to proceed with the arrangement which was approved by its general meeting without further proceeding in the District Court subject to its creditors agreements.

As of December 31, 2010, certain creditors with a total outstanding debt of $271 had accepted the Company's debt arrangement proposal. The Company allotted for those certain creditors a total of 1,206,142 warrants to purchase ordinary shares of the Company (see also Note 13f2). In accordance with ASC Topic 470-50-40, the Company recorded an amount of $124 as a gain from extinguishment of debts based on the difference between the carrying amount of the liabilities extinguished ($271) and the fair value of the warrants allotted ($147), which was credited directly to additional paid-in capital.

In June, 2011 certain creditors with a total outstanding debt of $322 had accepted the Company's debt arrangement proposal. The Company allotted for those certain creditors a total of 1,081,871 warrants and 300,000 options (with exercise price of nil) to purchase ordinary shares of the Company. In accordance with ASC Topic 470-50-40, the Company recorded an amount of $143 as a gain on extinguishment of debtsbased on the difference between the carrying amount of the liabilities extinguished ($322) and the fair value of the warrants and options allotted ($179), which was credited directly to additional paid-in capital (see also Note 13).

In a certain arrangement that was subject to the approval of the board of directors, following such approval, on August 4, 2011, Sigma Wave Ltd (“Sigma”), a convertible bond holder, had accepted the Company's debt arrangement proposal for an amount of $1,000 of its outstanding debt. The Company allotted to Sigma a total of 4,444,444 ordinary shares of the Company (see also Note 12). In accordance with ASC Topic 470-50-40, the Company recorded an amount of $778 as a gain on extinguishment of debts based on the difference between the carrying amount of the liability extinguished ($1,000) and the fair value of the ordinary shares granted ($222), which was credited directly to share capital ($74) and additional paid-in capital ($148).

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

d.	Extinguishment of liabilities (cont.)

 On December 31, 2011 Sigma and Mr. Eliyahu Trabelsi had accepted the Company's debt arrangement proposal for an amount of $2,047 of the outstanding convertible debt amount. The arrangement was not subject to any further approvals or other conditions. The Company committed to issue Sigma and Mr. Eliyahu Trabelsi an aggregated number of 9,094,400 of its ordinary shares as full repayment of such amount. In accordance with ASC Topic 470-50-40, the Company recorded an amount of $1,228 as a gain on extinguishment of debt based on the difference between the carrying amounts of the liabilities extinguished ($2,047) and the fair value of the ordinary shares that the Company was committed to issue ($819). In addition an amount of $819 was credited directly to equity as “amount of liability extinguished on account of shares”. The actual allotment of 8,025,000 ordinary shares to a trustee of Sigma and 1,069,400 ordinary shares to Mr. Eliyahu Trabelsi was completed in April, 2012 (see Note 12).

The fair value of the equity instruments (shares, warrants and options with exercise price of nil) that were issued in connection with the extinguishment of debts and liabilities, were measured based on a quotation of the Company’s ordinary shares, on the date that the agreement with the respective creditor became effective.

The Company proposed the same arrangement to a certain other creditor in an amount of $311 and in respect of the Convertible Bonds which total debt amount is approximately $2,975 as of December 31, 2011.

e.	Concentration of risk that may have a significant impact on the Company:

Throughout the reporting periods the Company derived most of its revenues from one major customer. See also Note 15c.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

f.	The Company has incurred substantial losses and negative cash flows from operations since its inception. The Company had an operating cash flow deficit in each of the years in the three year period ended December 31, 2011. As of December 31, 2011, the Company had an accumulated deficit of approximately $48,325, working capital deficit of $2,723 (excluding the Convertible Bonds which total debt is approximately $2,975 as of December 31, 2011) and the total shareholders' deficit amounted to $5,601. The Company incurred net income of approximately $1,019 in the year ended December 31, 2011 (which includes a capital gain of $2,149 as a result of extinguishment of debt in 2011) and incurred net losses of approximately $1,965 and $5,085 in the years ended December 31, 2010 and 2009, respectively. The Company may continue to have an annual losses and operating negative cash flows for the near future, and expects to spend significant amounts of capital to enhance its products and services, develop further sales and operations and fund expansion. As a result, the Company will need to generate significant revenues to sustain profitability. The Company may not be able to sustain or increase profitability on a quarterly or annual basis. Continuation of the Company's current operations after utilizing its current cash reserves and other current assets is dependent upon the generation of additional financial resources. As described in Note 1d, the Company wishes to complete the creditors’ arrangement and also is seeking to raise funds either by equity issuances or by receiving banking credit lines. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to allowance for doubtful account, contingencies and going concern assumptions.

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

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Inventories (cont.):

Raw materials, parts and supplies - using the “moving average cost" method or the “first in first out” method.

Finished products - on the basis of direct manufacturing costs.

h.	Investment in a majority-owned company:

The investment in a majority-owned company is presented using the equity method of accounting in accordance with ASC Topic 323 - "Investments - Equity Method and Joint Ventures", due to substantive participation rights held by the non-controlling shareholders, which impact the Company’s ability to exert control over the investee. See Note 5.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

j.	Impairment of long-lived assets and intangible assets:

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

k.	Convertible Bonds:

1.	Beneficial conversion feature:

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

k.	Convertible Bonds (cont.):

1.	Beneficial conversion feature (cont.):

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

3.	Modification (or exchange) of a convertible bonds

The Company applied the provisions of ASC Topic 470 - 50, "Debt - Modifications and Extinguishments", with respect to the modification of terms of convertible debt instruments. According to ASC Topic 470-50, the Company concluded that the modification that occurred in June 2008, August 2009 and November 2009 was determined to be a debt extinguishment. See Note 12.

4.	Refinance on a long-term basis

The Company applied the provisions of ASC Topic 470 – 10 – 45 “Debt – Other Presentation Matters” with respect to a financing agreement signed after December 31, 2010 but before the issuance of the 2010 financial statements and accordingly, presented as of December 31, 2010, certain convertible bonds in a total amount of $4,262, as a long term liability.

l.	Accrued severance pay and severance pay fund:

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

Severance expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $15, $57 and $22, respectively.

m.	Goodwill and Intangible assets:

Intangible assets are amortized over their useful lives using the straight line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC Topic 350, "Intangibles - Goodwill and Other".

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

m.	Goodwill and Intangible assets (cont.):

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

Due to the sale of activities in January 2010 (see Note 1b2), the Company recorded in 2009 an impairment loss of the entire remaining balance of the goodwill which was attributed to the components sold in an amount of $685 and certain other intangible assets in an amount of $434.

n.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation).

Product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2011, the Company had an allowance for customer returns in an amount of $13.

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2011, no such estimated losses were identified.

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.	Revenue recognition (cont.):

In contracts that do not meet all the conditions mentioned above, the Company utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.

As of December 31, 2010 and 2011, all the long-term contracts were completed and their related revenues were recognized in full.

Revenues for maintenance services are recognized over the term of the contracts.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2011, 2010 and 2009 financial statements.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company's trade receivables are derived from sales to limited number of customers located primarily in Eastern Europe, the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. See Note 2f.

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

s.	Basic and diluted earnings (loss) per share:

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

The net earnings (loss) and the weighted average number of shares used in computing basic and diluted earnings (loss) per share for the reported periods are as follows:

	Year ended December 31,
	2011	2010	2009
Net income (loss) used for the computation of basic and diluted earnings (loss) per share	1,019	(1,965)	(5,085)

	Year ended December 31,
	2011	2010	2009
Weighted average number of shares used in the computation of basic earnings (loss) per share	9,126,327	6,177,862	5,511,948
Weighted average number of shares used in the computation of diluted earnings (loss) per share	11,710,254	6,177,862	5,511,948

All outstanding stock options, warrants and convertible bonds have been excluded from the calculation of the diluted net loss per share for the years ended December 2010 and 2009, since the effect of the shares issuable with respect of these instruments was anti-dilutive. The calculation of the diluted net earnings per share for the year ended December 31, 2011 included 3,273,477 options and warrants, the effect of which was dilutive.

The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 2,733,688, 4,557,840 and 3,189,071 for the years ended December 31, 2011, 2010 and 2009, respectively.

The potential shares that would have been issued by the Company as a result of the acceptance of the proposal of the Company to its creditor (as described in Note 1d.) were excluded from the calculations as their effect was anti-dilutive. The weighted average number of such potential shares for the year ended December 31, 2011 was approximately 23,652,296.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in determining the fair value disclosures for financial instruments:

At December 31, 2011 and 2010, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables and other accounts payable (which are not included in the proposed arrangement described in Note 1d) approximate their fair value due to the short-term maturity of such financial instruments.

As of December 31, 2011 and 2010, the Company is unable to assess the fair value of the remaining balance of convertible bonds and other liabilities subject to the proposed arrangement due to the uncertainties involved with respect to the completion of the arrangement. The terms of the proposed arrangement are described in Note 1d.

u.	Accounting for stock-based compensation:

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

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009, were approximately $10, $15 and $12, respectively.

w.	Comprehensive Income:

The Company has no comprehensive income components other than net income (loss) in the reporting periods.

x.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current period presentation. The changes did not affect net income, cash flow or shareholders' deficit.

y.	Fair value measurements:

The Company applies ASC Topic 820-10, "Fair Value – Measurement and Disclosure" which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and requires disclosures for fair value measures.

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

y.	Fair value measurements (cont.):

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

z.	Discontinued operations:

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

aa.	Recently issued accounting pronouncements:

1.	Accounting pronouncements adopted in 2011

A.	ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force. The amended guidance modified the criteria for recognizing revenue in multiple element arrangements and requires companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. In addition, the amendments eliminated the residual method for allocating arrangement considerations.

The amended guidance became effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for the Company). The adoption of the new guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

aa.	Recently issued accounting pronouncements (cont.):

2.	Accounting pronouncements adopted in 2011 (cont.)

B.	ASC Topic 985 - 605, "Software - Revenue Recognition" (cont.)

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-14, “Certain Revenue Arrangements That Include Software Elements – a consensus of the FASB Emerging Issues Task Force”, to amend the scope of arrangements under ASC 985, Software, 605, “Revenue Recognition” to exclude tangible products containing software components and non-software components that function together to deliver a product’s essential functionality. Such components shall be subject to ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”.

The amended guidance became effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for the Company). The adoption of the new guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Accounting pronouncements not yet effective:

A.	ASC Topic 220, “Comprehensive Income”

In June 2011, the FASB issued Accounting Standard Update (ASU) 2011-05, “Comprehensive Income (Topic 220) - Presentation of Comprehensive Income” (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity and requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

ASU 2011-05 will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (fiscal year 2012 for the Company) and should be applied retrospectively.

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-12, which defers certain provisions contained in ASU 2011-05 requiring the requirement to present components of reclassifications of other comprehensive income on the face of the income statement or in the notes to the financial statements. However, this deferral does not impact the other requirements contained in the new standard on comprehensive income as described above. ASU 2011-12 is effective during interim and annual periods beginning after December 15, 2011 (fiscal year 2012 for the Company).

The adoption of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on the Company’s financial condition, results of operations or cash flows.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

3.	Accounting pronouncements not yet effective (cont.):

B.	ASC Topic 210, “Balance Sheet”

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-11, “Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). ASU 2011-11, enhance disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement.

The amended guidance will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods (fiscal year 2013 for the Company) and should be applied retrospectively to all comparative periods presented.

The Company is currently evaluating the impact that the adoption of ASU 2011-11 would have on its consolidated financial statements, if any.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Prepaid expenses	$21	$8
Government institutions	56	88
Advance payment to suppliers	-	193
Others	28	99

	$105	$388

NOTE 4:-	INVENTORIES, NET

	December 31,
	2011	2010

Raw materials, parts and supplies	$216	$145
Finished products	53	52

	$269	$197

As of December 31, 2011 and 2010, the inventory is presented net of allowance for slow inventory in the amount of approximately $74 and $108 respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:-	INVESTMENT IN A MAJORITY-OWNED COMPANY

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

The Company currently owns 66% of SuperCom Slovakia's outstanding shares and accounts for the investment using the equity method of accounting, due to the substantive participation rights held by the non-controlling interest holder, which impact the Company’s ability to exert control over the investee.

During 2006, the Company wrote down the entire loan balance due to litigation developments regarding this issue and due to low probability of collection of the loan. See Note 10c2. During all the reported periods, the subsidiary had no operating activity.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010
Cost:
Computers and peripheral equipment	$254	$262
Office furniture and equipment	194	197
Leasehold improvements	24	45
	472	504
Accumulated depreciation:
Computers and peripheral equipment	246	244
Office furniture and equipment	128	120
Leasehold improvements	2	30
	376	394
Depreciated cost	$96	$110

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009, were $28, $47 and $77, respectively.

NOTE 7:-	OTHER ASSETS, NET

During 2009, the Company recognized an impairment of the remaining outstanding balance of goodwill and other intangible assets which attributed to the components (as described in ASC 360) that have been classified as of December 31, 2009 as discontinued operations. As a result, the impairment loss was classified in the statements of operations for 2009 within the loss from discontinued operations in an amount of $1,119. See Note 2m.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 8:-	BANK CREDIT

a.	As of December 31, 2010, the Company did not have any credit line from banking institutions.

On February 10, 2011 the Company received from an Israeli bank a credit line in an amount of $100. As of December 31, 2011, the entire amount was utilized. The credit line is secured by the personal guarantee of the Company’s current and former chairmen of the board of directors.

b.	Regarding guarantees and liens - see Note 10b.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2010
Accrued marketing expenses	$541	$402
Subcontractors of long-term contract	252	368
Litigation provision	147	352
Related parties	414	71
Legal service providers	365	364
Withholding tax provision in respect of Convertible Bonds held by controlling shareholder	177	-
Other accrued expenses	268	687

	$2,164	$2,244

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2013 - 2015.

In October, 2011, the Company signed lease agreements for new offices in Hertzliya, (Israel), for a period of two years commencing on October 1, 2011. The monthly lease amount, including management fees of the leased property, is approximately $15.

The Company's subsidiary in the USA leases a facility in Peachtree City, GA. The average monthly fee of the facility is approximately $3. The lease commenced on March 1, 2008 and is scheduled to expire onFebruary 28, 2013.Vuance, Inc. also leases a facility in Oak Creek, Wisconsin. The average monthly lease amount for the facilities is approximately $5. The lease commenced on April 1, 2010 and is scheduled to expire on March 31, 2015.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2012	$280
2013	204
2014	65
2015	16
$565

Rent expenses, net of rent income from subleases, for the years ended December 31, 2011, 2010 and 2009, were approximately $176, $121 and $331, respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Guarantees, indemnity and liens:

1.	The Company issued a Letter of Credit, with a balance of $130 as of December 31, 2010 to a supplier, related to a certain project of the Company with a European country. As a condition of this Letter of Credit, as of December 31, 2010, the Company deposited $130, which is presented as restricted cash deposits. The Letter of Credit expired on December 31, 2010 and the remaining restricted deposit of $130 was released during January 2011.

2.	The Company issued on October 17, 2011 a bank guarantee to the services company of its new offices in Herzliya (see a above), in an amount of up to NIS62,662 ($16 as of December 31, 2011).

3.	Pursuant to the Amendment Agreements with the convertible bonds holders (see also Note 12), in exchange for security in certain assets of the Company, the Company and the investors agreed to waive compliance and amend certain provisions of the Bond.

4.	On April 29, 2012, the Company’s board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Company’s current and former chairmen of the board of directors, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company, such as to a bank (see Note 8a) and in order to secure short-term loans that are given by them from time to time to the Company (see Note 14h).

5.	See also Note 1b2.

c.	Litigation:

1.	In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the "Department") filed a claim with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between the Company and the Ministry of Internal Affairs of the Ukraine (the "Ministry"), as void due to defects in the proceedings by which the Company was awarded the Contract. In July, 2004, the Arbitration Court declared the Contract as void. On April 27, 2005, the Company appealed the decision to the High Commercial Court of the Ukraine. In May 2005, the Department filed a new statement of claim with the Arbitration Court for restitution of $1,048 paid to the Company by the Department under the Contract. On September 27, 2005, the Company received a negative award issued by the Arbitration Court in the second claim (the "Award"). On December 12, 2005, the Company was informed that the Ukrainian Supreme Court had dismissed its appeal regarding the July 2004 decision. On June 29, 2006, the Ukrainian Supreme Court held that the Arbitration Court award was valid and legal under applicable law.

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation (cont.):

1.	(cont.)

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

On June 6, 2009, a preliminary court session was held regarding the Petition. During the session, the Department's counsel claimed that one of the two machines that the Company previously supplied pursuant to the Contract (which machine was priced higher than the amount of the Department's claim) was not supplied to the Department and was transferred by the Company to another Ukrainian governmental authority. It is noted that the Company has documents that evidence that, contrary to the Department's claim, the Company supplied both of the machines directly to the Department.

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

Following the testimony of the Arbitrator, the Department asked the Court to summon the other two Ukrainian arbitrators as witnesses. The Court accepted the request and scheduled hearings for their testimonies in 2011. However, the Department’s witnesses (including the other two Ukrainian arbitrators) did not appear in court at the times scheduled for their testimonies. In light thereof, the court ordered that summations be submitted in writing without having the witnesses of the Department testify.

On December 5, 2011 the Company submitted a summation in writing. However, the Department has not submitted its summation and its counsel even notified the Court that his appointment as the Department’s counsel had been cancelled. In these circumstances the Company filed a petition for judgment due to the absence of summations by the Department. On February 26, 2012, the Court ruled that it accepts the Company’s petition to give judgment due to the lack of summations on behalf of the Department and that the file will be assigned for writing a judgment on the basis of the evidence that had been presented to the Court in the course of the proceeding.

On April 15, 2012, the Court gave its judgment, pursuant to the Court dismissed the Department’s Petition and also declared the Award null and void.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation (cont.):

2.	On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Vuance Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,438 as of December 31, 2011) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $55 as of December 31, 2011) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $82 as of December 31, 2011). The Company has begun an enforcement proceeding to collect the arbitral awards. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005, the Commercial Court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful.

3.	On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the amount of NIS 100,000 ($26 as of December 31, 2011) and legal expenses as well as attorney’s fees in the amount of NIS 30,000 ($8 as of December 31, 2011) (which was paid during 2006). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the above ruling.

During the years thereafter several court sessions were held, judgments were made and appeals were filed by each of the parties.

On December 15, 2009, the court suggested that the parties try a mediation process in order to endeavor to come to an agreement. All the parties agreed to the suggestion.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation (cont.):

3.	(cont.)

In the course of the mediation process, during 2010, an agreement in principle was reached, according to which the mediator will be authorized to determine the sum, within the range between NIS 750,000 (approximately $196 as of December 31, 2011) and NIS 1,000,000 (approximately $262 as of December 31, 2011), which the Company shall pay to Secu-Systems. Pursuant to such agreement in principle, the amount determined by the mediator will be paid by the Company during 2011 in 10 equal, consecutive monthly installments.

Following the said agreement in principle, a binding mediation agreement was signed by the parties, and on September 1, 2010, a mediation session was held. On November 30, 2010, the mediator determined that the sum the Company will have to pay to Secu-System is NIS 893,000 (approximately $234 as of December 31, 2011). On January 30, 2012, the parties submitted to the court a request to approve the mediation agreement. The mediation agreement was approved by the court on February 5, 2012.

During 2011 the Company paid NIS 535,800 (approximately $140 as of December 31, 2011). As of December 31, 2011 there is a liability in the amount of $94 related to this litigation.

4.	On May 7, 2012, a supplier of the Company filed a lawsuit with the Magistrate Court in Tel Aviv in the amount of NIS360,199 (approximately $94 as of December 31, 2011) claiming mainly for payments of products which were supplied during 2011 and for payments for products which were purchased by the supplier but were refused to be received by the Company due to dissatisfaction of the Company in respect of the supplied products. The Company is denying the supplier’s claims and has its own claims against the supplier in respect of the quality of the products supplied by him. The Company is right now in the process of evaluating the lawsuit with its legal advisor. The balance of accounts payable with respect to the supplier as of December 31, 2011 is approximately $46, which represents the value of the supplied products during 2011. No additional provision has been recognized with respect to the supplier's claim.

d.	In a certain transactions, the Company is obligated to pay a certain percentage of the revenues to third parties.

e.	The Company is obligated, under certain contracts with one of its manufacturers, to purchase certain blanket orders from such manufacturer, subject to certain terms and conditions.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:-	INCOME TAX

a.	Measurement of results of operations for tax purposes under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

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

b.	Changes in the Israeli corporate tax rates:

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

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was publicized.  As part of the law, among other things, the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for 2009 and 2010) – 2009 and the Income Tax Ordinance (New Version) – 1961 were amended whereby, commencing in 2012, the blueprint for the reduction in the corporate tax rates will be cancelled and the corporate tax rate will be 25%.

c.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the countries in which they are located.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:-	INCOME TAX (cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2011	2010

Operating loss carryforward	$11,128	$9,814
Reserves and allowances	601	739

Net deferred tax assets before valuation allowance	11,729	10,553
Valuation allowance	(11,729)	(10,553)

Net deferred tax assets	$-	$-

Deferred income taxes consist of the following:
Domestic	$6,892	$5,593
Valuation allowance	(6,892)	(5,593)

Foreign	4,837	4,960
Valuation allowance	(4,837)	(4,960)

	$-	$-

As of December 31, 2011, the Company and its subsidiaries have provided a valuation allowance in a total amount of $11,729 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, the deferred tax assets are not considered more likely than not to be realized in the foreseeable future.

e.	Carryforward tax losses:

Vuance Ltd. has accumulated losses for tax purposes as of December 31, 2011, in an amount of approximately $25,226, which may be carried forward and offset against taxable income in the future for an indefinite period. Vuance Ltd. also has a capital loss in an amount of approximately $13,906 which may be carried forward and offset against capital gains for an indefinite period. Losses carryforwards in Israel are measured in NIS.

As of December 31, 2011, Vuance's subsidiaries in the United States have estimated total available carryforward tax losses of approximately $14,182. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation, due to the Security Holding Corp. acquisition in 2007.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:-	INCOME TAX (cont.)

f.	Vuance Ltd has assessments which are considered as final until the tax year ended December 31, 2007.

Vuance’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

g.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2011	2010	2009

Domestic	$1,359	$(1,275)	$(2,011)
Foreign	(315)	(451)	(477)

	$1,044	$(1,726)	$(2,488)

h.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2011	2010	2009
Income (loss) before income tax, as reported in the consolidated statements of operations	$1,044	$(1,726)	$(2,488)

Statutory tax rate in Israel	24%	25%	26%

Theoretical tax (benefit) expense	$251	$(432)	$(647)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	(253)	486	503
Tax expenses related to withholding tax at source	22	39	31
Differences in taxes resulting from rate applicable to foreign subsidiary and others	5	(43)	184
Actual income tax	$25	$50	$71

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:-	CONVERTIBLE BONDS

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
F-33

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:-	CONVERTIBLE BONDS (Cont.)

d.	Certain anti-dilution rights with respect to the warrants held by the investor.

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

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:-	CONVERTIBLE BONDS (Cont.)

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

On March 30, 2011, the Company entered into a financing agreement with Sigma that entitles the Company to refinance the short-term obligations under the Convertible Bonds held by Sigma on a long-term basis. Pursuant to the agreement, and subject to certain conditions and covenants, Sigma postponed all mature amounts relating to principal and interest as of December 31, 2010, to January 1, 2012. In addition, the agreement required that interest amounts with respect to fiscal 2011 will become due during July 2011 and thereafter. As a consequence of the financing agreement, as of December 31, 2010, the Company’s total outstanding debt to Sigma under the Convertible Bonds was $4,262, of which $2,453 was presented among convertible bonds (long-term balance) and $1,810 was presented among long-term loan and others. As of December 31, 2010, the Company was in compliance with the covenants under the amended Convertible Bonds agreements with respect to bonds held by SSF.

With respect to an arrangement that was subject to the approval of the board of directors, following such an approval, on August 4, 2011,Sigma had accepted the Company's debt arrangement proposal for an amount of $1,000 debt under the Convertible Bonds in accordance with the proposed arrangement of the extinguishment of liabilities (see Note 1d). The Company allotted Sigma a total of 4,444,444 ordinary shares of the Company (which number was determined on June 30, 2011) and recorded an amount of $778 as a gain on extinguishment of debts based on the difference between the carrying amount of the liability extinguished ($1,000) and the fair value of the ordinary shares granted ($222), which was credited directly to share capital ($74) and additional paid-in capital ($148).

On November 8, 2011, SSF sold, assigned and transferred to Mr. Eliyahu Trabelsi (see Note 14f) all of their rights under the Convertible Bonds and warrants.

On December 5, 2011, the Company received from the Head of the Execution Office in Israel a foreclosure order in accordance with section 44 to the Israeli Execution Law Records, vol. 1967, in respect of convertible bonds held by Sigma, up to an amount of NIS3,903,866 (approximately $1,022 as of December 31, 2011). The Company acted in accordance with the order’s instructions and recorded the said foreclosure.

On December 31, 2011, Sigma had accepted the Company's debt arrangement proposal for an amount of $1,806 of the outstanding debt amount in accordance to the proposed arrangement of the extinguishment of liabilities (see Note 1d). The Company committed to issue Sigma 8,025,000 of its ordinary shares as full repayment of such amount. In accordance with ASC Topic 470-50-40, the Company recorded an amount of $1,083 as a gain on extinguishment of debts based on the difference between the carrying amounts of the liabilities extinguished ($1,806) and the fair value of the ordinary shares granted ($723), which was credited directly to “amount of liability extinguished on account of shares”. The actual allotment of 8,025,000 ordinary shares to a trustee of Sigma was completed in April 2012.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:-	CONVERTIBLE BONDS (Cont.)

On December 31, 2011, Mr. Eliyahu Trabelsi had accepted the Company's debt arrangement proposal for an amount of $241 of the outstanding debt amount in accordance with the proposed arrangement of the extinguishment of liabilities (see Note 1d). The Company committed to issue Mr. Eliyahu Trabelsi 1,069,400 of its ordinary shares as full repayment of such amount. In accordance with ASC Topic 470-50-40, the Company recorded an amount of $145 as a gain on extinguishment of debts based on the difference between the carrying amounts of the liabilities extinguished ($241) and the fair value of the ordinary shares granted ($96), which was credited directly to “amount of liability extinguished on account of shares”. The actual allotment of 1,069,400 ordinary shares to Mr. Eliyahu Trabelsi was completed in April 2012.

As of December 31, 2011 and the filing date of these financial statements, the Company was not in compliance with the covenants under the amended Convertible Bonds and as a result the remaining balance of the Convertible Bonds were classified as a current liability. Due to the breach of the covenants under the amended Convertible Bonds, the Company had to recognize additional monthly 3% interest on payments that were not paid according to the amended Convertible Bonds. The additional interest expenses amounted to $271 during the year ended December 31, 2011.

NOTE 13:-	SHARE CAPITAL

a.	The Company's common stock is quoted under the ticker symbol “VUNCF” on the Pink OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective for trading purposes. Pursuant to this reverse share split, each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value.

b.	During 2010, the Company increased its authorized share capital to 52,000,000 ordinary shares.

c.	During 2009 and 2011, 168,865 and 300,000 ordinary shares, respectively, were issued as consideration to settle liabilities to an officer and other payables in an aggregate amount of $63 and $51, respectively. Regarding ordinary shares that were issued during 2010 under a private placement, see Note 13f4. Regarding ordinary shares that were issued during 2011 and after the balance sheet date, as a part of an extinguishment of liabilities, see Notes 12 and 18.

d.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

e.	Stock options:

1.	In 2003, the Company adopted a stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. Subject to the provisions of the Israeli Companies Law, the Option Plan is administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

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

2.	On January 9, 2009, according to the board resolution on October 27, 2008 and the Special General Meeting dated December 21, 2008, the Company issued to: a) the Chairman of the Board of Directors; b) a member of the Company's Board of Directors who is also one of the co-founders; c) one of the co-founders of the Company and d) another member of the Company's Board of Directors options to purchase up to: 256,456, 179,966, 126,944 and 42,121 shares of the Company, respectively. The options have an exercise price of NIS 0.0582235 per share, vested immediately and will expire after ten years. The options (the fair value of which was estimated to $266) were issued as a partial payment for certain liabilities to the terms of their appointment with the Company.

On March 12, 2009, the Company issued options to purchase up to 161,718 shares to several employees and ex-employees as a partial payment of their payroll. The options (the fair value of which was estimated to $67) have an exercise price of NIS 0.0582235, vested immediately and will expire after ten years.

During 2010 no options were granted.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

2.	(cont.)

On August 9, 2011, the Company issued options to purchase up to 150,000 shares to a former officer of the Company as part of his employment agreement. The options (the fair value of which was estimated at $6) have an exercise price of $0.11, vested immediately and will expire after five years.

On August 11, 2011, the Company issued options to purchase up to 300,000 shares to a former officer of the Company as part of the extinguishment of liabilities (see Note 1d). The options (the fair value of which was estimated at $36, based on the Company’s share market price at the date the extinguishment was determined) have an exercise price of $0.00, vested immediately and will expire on December 31, 2012.

On August 24, 2011, the Company issued options to purchase up to 385,000 shares to several employees of the Company. The options (the fair value of which was estimated at $18) have an exercise price of $0.20, 155,000 of them vested on January 1, 2012, and the remaining 230,000 will vest on January 1, 2013. The options will expire after ten years.

3.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2011		2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	1,404,219	$1.23	1,489,176	$1.34	981,462	$2.55
Granted	835,000	$0.11	-	-	767,205	$0.015
Exercised	(10,007)	$0.02	(11,007)	$0.016	(93,056)	$0.015
Canceled and forfeited	(65,355)	$1.74	(73,950)	$3.52	(166,435)	$3.30
Outstanding at end of year	2,163,857	$0.79	1,404,219	$1.23	1,489,176	$1.34
Exercisable at end of year	1,778,857	$0.92	1,404,219	$1.23	1,413,027	$1.26

The weighted average fair value of options granted during the reported periods (excluding 300,000 options granted in 2011 as part of the extinguishment of liabilities) was $0.05 and $0.43, per option, for the years ended December 31, 2011 and 2009, respectively. In 2010 no options were granted.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2011 and 2009 grants: risk-free rate of 0.76% and 0.75%, respectively, dividend yield of 0%, expected volatility factor of 176.54% and 193.27%, respectively and expected term of 4.64 and 2.08 years, respectively. In 2009, the fair value of 125,142 options were calculated using the Black & Scholes option pricing model. For all other options granted in 2009, the fair value of the options issued (as a partial payment of payroll liability) was based on the fair value of the shares on the date of the related payroll, which equals the related payroll liability, since the exercise price was close to nil.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	A summary of the Company's stock option activity and related information is as follows (cont.):

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $10, $14 and $483 for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2011	2010	2009

Cost of revenues	$2	$3	$7
Research and development expenses	5	2	226
Selling and marketing expenses	-	3	43
General and administrative expenses	3	6	207

	$10	$14	$483

The options outstanding and exercisable as of December 31, 2011, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2011	Weighted average exercise price	Aggregate intrinsic value

$0.00 - $ 0.20	1,520,464	6.46	0.07	$30	1,135,464	0.02	$79
$1.10 - $ 1.88	449,817	2.89	1.29	-	449,817	1.29	-
$2.47 - $ 3.38	31,076	1.99	2.99	-	31,076	2.99	-
$4.12 - $ 4.64	79,900	5.07	4.31	-	79,900	4.31	-
$5.00 - $ 5.24	65,600	2.99	5.07	-	65,600	5.07	-
$14.82	17,000	2.85	14.82	-	17,000	14.82	-

	2,163,857		0.79		1,778,857	0.92

The aggregate intrinsic value of the above table represents the total intrinsic value, based on the Company’s stock price of $0.09 as of December 31, 2011, less the weighted average exercise price per range. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

The total intrinsic value of options exercised during the years ended December 31, 2011 2010 and 2009 was $1, $1 and $36, respectively, based on the Company’s average stock price of $0.10, $0.14and $0.4, during the years ended on those dates respectively.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	A summary of the Company's stock option activity and related information is as follows (cont.):

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2011 and changes during the year ended December 31, 2011 is presented below:

	Options	Weighted– average grant- date fair value

Non-vested at January 1, 2011	-	-
Granted	385,000	$0.05
Vested (including cancelled and exercised)	-	-
Forfeited	-	-
Non-vested at December 31, 2011	385,000	$0.05

As of December 31, 2011, there was $8 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

f.	Private placements and warrants:

1.	During 2009, no warrants were granted.

During 2010, warrants to acquire up to 1,759,988 shares were granted, of which 553,846, with an exercise price of $0.15 per share were granted to an investor as a part of private placement (see 4 below) and 1,206,142 of which, with an exercise price of $0.00 per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted under the debt extinguishment is $147, based on the Company’s share market price at the date when the extinguishment was determined.

During 2011, warrants to purchase up to 1,081,871 shares with an exercise price of $0.00 per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted is $143, based on the Company’s share market price at the date when the extinguishment was determined.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

f.	Private placements and warrants (cont.):

2.	A summary of the Company's warrants activity to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities), and related information is as follows:

	Year ended December 31,
	2011		2010		2009
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price(*)	Number of warrants	Weighted average exercise price
Outstanding at beginning of year	2,157,002	$0.36	658,706	$2.70	857,185	$3.92
Granted	1,081,871	$0.00	1,759,988	$0.05	-	-
Exercised	-	-	-	-	-	-
Canceled and forfeited	(236,014)	$1.24	(261,692)	$3.53	(198,479)	$5.91
Outstanding at end of year	3,002,859	$0.16	2,157,002	$0.36	658,706	$2.70
Exercisable at end of year	3,002,859	$0.16	2,157,002	$0.36	652,040	$2.69

(*)	The Weighted average exercise price is after re-pricing of the exercise price related to the convertible bond holders.

The warrants to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities), outstanding and exercisable as of December 31, 2011, have been separated into ranges of exercise prices as follows:

Range of exercise price	Warrants outstanding and exercisable as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value

$0.00	2,288,013	1.00	$0.00	$206
$0.15 - $ 0.65	633,846	3.06	$0.21	-
$2.50 - $ 3.53	20,000	1.39	$3.38	-
$4.42 - $ 4.85	61,000	2.07	$4.72	-

	3,002,859		$0.16

3.	The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued on the date of grant, since, based on the opinion of Company Management, such measurement is more reliable than the fair value of services.

4.	On March 22, 2010, the Company entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing, the Company issued 1,538,461 ordinary shares of the Company at a par value of NIS 0.0588235 (the “Transaction Shares”) in consideration of a onetime cash payment in the amount of $200.
F-41

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:-	SHARE CAPITAL (Cont.)

f.	Private placements and warrants (cont.):

4.	(cont.):

Concurrent with the execution of the Subscription Agreement, the Company and the Investor entered into a Warrant Agreement pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 ordinary shares of the Company for an exercise price of $0.15 per share. The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. The Company’s shareholders approved and ratified at the annual general meeting held on September 12, 2010, that the purpose of the private placement of the Transaction Shares and Warrant was to provide the Investor with more than twenty five percent (25%) of the Company’s issued and outstanding shares as of the date of the agreement in accordance with Israeli law, which exempts such an acquisition from Israeli tender offer requirements

The Transaction Shares and the ordinary shares issuable upon the exercise of the Warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

g.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

h.	Convertible bonds and warrants issued to the convertible bond holders – see Note 12.

NOTE 14:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former Chairman of the Board of Directors, who also was one of the co-founders of the Company.

In consideration of these consulting services, the Company has undertaken to pay $10.5 per month plus motor vehicle expenses. In addition the Company was required to pay $1.5 per month as a director’s fee. During 2009 the Company paid in cash $32, pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 14d below and regarding debt extinguishment during 2010, see Note 14e below.

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the Chairman of the Board of Directors, effective July 25, 2010. The Company recorded during 2010 an expense of $75 related to the former consulting agreement. In addition, on July 8, 2010, the Company entered into a Services Agreement with the former Chairman of the Board of Directors and as of that date one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with ongoing consulting services as may be reasonably required by the Company, for a consideration of 2% of the Company’s gross receipts from a major customer and indemnification of reasonable costs and expenses incurred by the Service Provider.

During 2011 and 2010, the Company recorded an expense of $130 and $83, respectively, in accordance with the Services Agreement.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:-	RELATED PARTY TRANSACTIONS (Cont.)

b.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13 2005, the General Shareholders Meeting approved, inter-alia, the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, the consideration shall be an amount of $7 per month.

•	Upon the termination of the car lease agreement in March 2005, to increase the car lease, to a price of up to NIS 4,200 (approximately $1.1 as of December 31, 2011), (excluding tax) per month.

In addition, the Company was required to pay $1.5 per month as a director’s fee.

During 2009 the Company paid in cash $22 pursuant to this agreement. Regarding the partial payment in options during 2009, see below Note 14d and regarding debt extinguishment during 2010 see Note 14e below.

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the member of the Company's Board of Directors, effective immediately. The Company recorded during 2010 an expense of $53 related to the former consulting agreement. In addition, on July 8, 2010, the Company entered into a Services Agreement with the former member of the Board of Directors and as of that date one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with management services with respect to the Company’s certain project for a consideration of (i) a monthly fee of $3, (ii) indemnification of reasonable costs and expenses incurred by the Service Provider, and (iii) the Company will provide the Service Provider with a cellular phone and an automobile. The Company shall also grant the Service Provider options to purchase up to 50,000 ordinary shares of the Company according to terms to be determined by the Board of Directors, which terms have not yet been determined by the date of approval of the financial statements.

During 2011 and 2010, the Company recorded an expense of $63 and $38, respectively, in accordance with the Services Agreement.

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company was required to pay $4.6 per month plus motor vehicle expenses. During 2009 the Company paid in cash $15 pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 14d below and regarding debt extinguishment during 2010 see Note 14e below.

The Company recorded during 2010 an expense of $37 related to the former consulting agreement. On July 8, 2010, the Company entered into a Services Agreement with the co-founder of the Company and as of that date one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with ongoing consulting services as may be reasonably required by the Company for a consideration of a monthly fee of $3 and indemnification of reasonable costs and expenses incurred by the Service Provider in connection with the services. The Company shall also grant the Service Provider options to purchase up to 100,000 ordinary shares of the Company according to terms that will be determined by the Board of Directors, which terms have not yet been determined by the date of approval of the financial statements.

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:-	RELATED PARTY TRANSACTIONS (Cont.)

c.	(cont.)

During 2011 and 2010, the Company recorded an expense of $39 and $21, respectively, in accordance with the Services Agreement.

d.	On December 21, 2008, the Special General Meeting of Shareholders approved that as part of a cost cutting plan, all of the Company's non-external directors, will join a temporary arrangement pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase shares of the Company instead of in cash, effective October 1, 2008, for a minimum period of three months, with an option to the Company to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. During 2009, an aggregated number of options to purchase up to 478,543 of the Company’s ordinary shares were granted to the Company’s non-external directors as part of the cost cutting plan. The options have an exercise price of 0.0582235 NIS per share, vesting immediately, and will expire after ten years.

e.	As part of the debt extinguishment plan of the Company (see also Note 1d) and in accordance with their Services Agreement, the abovementioned Service Providers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010 which total amount was $245 and agreed to repayment in 1,083,071 warrants to purchase ordinary shares of the Company as consideration for the entire debts due. The fair value of the warrants was estimated as $130. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain.

f.	On July 25, 2010, the Board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as the Chairman of the Board of Directors. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company and the major holder of a principal amount of Convertible Bonds (see Note 12); and is also the wife of the Company’s former chief executive officer and the sister of one of the members of the Company’s board of directors. On May 12, 2011, the special general meeting approved the Service Agreement of the Company’s chairman of the board of directors whereby, her monthly fee will be calculated every month at 60% of the Company’s chief executive officer’s monthly cost (approximately $8). In addition to the above consideration, the Company shall bear all reasonable costs and expenses incurred by the chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned from the board effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. Mr. Trabelsi served as the chief executive officer of the Company until November 1, 2011, and has served as a member of the Company’s board since November 1, 2011. Mr. Arie Trabelsi is the sole director of Sigma Wave Ltd., which is the controlling shareholder of the Company and the major holder of a principal amount of Convertible Bonds (see Note 12); and is the brother of Mr. Eliyahu Trabelsi who holds the other principal amount of Convertible Bonds and is a shareholder of the Company. His management services fees are subjected to the approval of the next general meeting and are expected to be the same as those paid to Mrs. Tsviya Trabelsi, the former chairman.

g.	As of December 31, 2011, the Company accrued $279 as expenses arising from related parties providing consulting services.

h.	As of December 31, 2011, the Company accrued $135 as another liability arising from a short term loan that the Company received from its former Chairman of the Board of Directors. $90 of this loan was repaid by the Company during January, 2012.

i.	Regarding a convertible bond held by a controlling shareholder see Note 12 and Note 9.
F-44

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

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2011		2010		2009
		Property and		Property and		Property and
	Total Revenues	Equipment, net	Total revenues	Equipment, net	Total revenues	Equipment, net

East European country (*)	$7,498	$-	$6,770	$-	$8,180	$-
Hong Kong	-	-	-	-	76	4
United States	344	24	536	37	976	52
Israel	80	72	83	73	72	101

	$7,922	$96	$7,389	$110	$9,304	$157

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

(*) Due to a demand of the customer, the name of the specific country cannot be disclosed.

b.	Summary of revenues from external customers of the continued operations based on products and services:

	Year ended December 31,
	2011	2010	2009

Raw materials and equipment	$5,822	$3,822	$6,884
Maintenance, royalties and project management	2,100	3,567	2,420

	$7,922	$7,389	$9,304

c.	Major customer data as a percentage of total sales from external costumers of the continued operations:

	Year ended December 31,
	2011	2010	2009

Customer A	95%	92%	67%

Customer B	-	-	21%

VUANCE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 16:-	OTHER (INCOME) EXPENSES

	Year ended December 31,
	2011	2010	2009

Litigation expenses	-	-	130
Capital loss on disposal of property and equipment	6	-	-
Gain on extinguishment of debts (*)	(143)	(124)	-
Capital gain on sale of subsidiary	-	(272)	-
Net total	$(137)	$(396)	$130

(*) Comprised of the capital gain on extinguishment of working capital related liabilities (employees, service providers etc.). See also Note 1.

NOTE 17:-	FINANCIAL (EXPENSES) INCOME, NET

	Year ended December 31,
	2011	2010	2009
Financial expenses:

Interest, amortization of discount, bank charges and fees (*)	$(1,021)	$(621)	$(592)
Exchange differences	-	(57)	(32)

Total financial expenses	(1,021)	(678)	(624)
Financial income:

Gain on extinguishment of convertible bonds (**)	2,006	-	-
Exchange differences	5	-	-
Interest	-	-	4

Total financial income	2,011	-	4

Net total	$990	$(678)	$(620)

(*)	In 2011, 2010 and 2009, includes expenses of $968, $586 and $565_related to convertible bonds, respectively. (See Note 12 above).

(**)    See Note 1

NOTE 18:-	SUBSEQUENT EVENTS

a)	On March 27, 2012, as required under an agreement between the Company, Sigma and Mr. Eliyahu Trabelsi, entered into in December 2011, the board of directors of the Company approved the issuance of 9,094,400 ordinary shares in respect of extinguishment of liabilities which took place on December 31, 2011 (see Note 12). The actual issuance took place on April 2, 2012 and as of that date the issued and outstanding ordinary shares amounted to 21,129,672 shares.

b)	See Note 10b.4.

ITEM 19.    Exhibits.

Exhibit Number	Description

1.1[1]	Memorandum of Association of the Company.

1.2	Articles of Association of the Company.

2.1[1]	Forms of Stock Certificates Representing ordinary shares.

4.1[1]	The Vuance Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.2(a)	The Vuance Ltd. 2003 Israeli Share Option Plan.

4.2(b)	The Vuance Ltd. 2007 U.S. Stock Option Plan

4.3[3]	Asset Purchase Agreement by and among Intelli-Site, Inc., Integrated Security Systems, Inc., Vuance, Inc. and Vuance Ltd. dated as of March 6, 2009.

4.4[5]	Agreement for Purchase and Sale of Business Assets between Vuance, Inc. and OLTIS Security Systems International, LLC, dated as of January 9, 2010.

4.5[5]	Asset Purchase Agreement between Vuance Ltd., Vuance, Inc., WidePoint Corporation and Advance Response Concepts Corporation, dated as of January 29, 2010.

4.6[4]	Subscription Agreement and Warrant Agreement between Vuance Ltd. and Mr. Yitzchak Babayov, dated as of March 22, 2010.

4.7[6]	Share Purchase Agreement for the sale of SuperCom Asia Pacific Ltd. between Vuance Ltd. and Mr. Steven Slom, Adv. as trustee for an undisclosed purchaser, dated October 21, 2010.

4.8[6]	Financing Agreement between Vuance Ltd. and Sigma Wave Ltd., dated March 30, 2011.

8	List of Subsidiaries of Vuance Ltd.

11.1[2]	Code of Ethics.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated May 9, 2012.

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, and (iii) the Statements of Changes in Shareholders' Deficit, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

1     Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on September 14, 2004.

86

2     Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2008.

3 Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2009.

4 Previously filed as exhibits to, and incorporated herein by reference from, Exhibit 10.1 and 10.2 to the Company’s report on Form 6-K submitted on April 7, 2010.

5 Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on July 23, 2010.

6 Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 13, 2011.

87

SIGNATURE

Vuance Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VUANCE LTD.

By:	/s/ Doron Levy
Name:	Doron Levy
Title:	Chief Executive Officer

Date: May 9, 2012

88