Form 20-F
period 2012-12-31
SuperCom Ltd
filed 2013-04-24
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50790

SUPERCOM LTD
(Formerly VUANCE LTD.)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

Nolton House, 14 Shenkar Street, P.O.B 12190, Hertzliya Pituach 46725, Israel
(Address of principal executive offices)

Taly Gudovich, CRO
Supercom Ltd.
Nolton House, 14 Shenkar Street,
P.O.B 12190, Hertzliya Pituach 46725, Israel
, +972-9-8890850 (phone); TALY@SUPERCOM.COM
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,769,757 Ordinary Shares, nominal value NIS 0.0588235 per share.

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

Yes ☐   No ☒

TABLE OF CONTENTS

PART I
NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLES.	6
ITEM 3. KEY INFORMATION.	6
Selected Financial Data	6
Capitalization and Indebtedness	8
Reasons for the Offer and Use of Proceeds	8
Risk Factors	8
ITEM 4. INFORMATION ON THE COMPANY.	21
History and Development of the Company	21
Business Overview	24
Organizational Structure	32
Property, Plants and Equipment	33
ITEM 4A. UNRESOLVED STAFF COMMENTS.	33
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.	33
Operating results	33
Liquidity and Capital Resources	41
Research and Development, patents and licenses, etc.	42
Trend Information	43
Off Balance Sheet Arrangements	44
Tabular Disclosure of Contractual Obligations	44
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	45
Directors and Senior Management	45
Compensation	46
Board Practices	47
Employees	49
Share Ownership	50
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	53
Major shareholders	53
Related Party Transactions	54
Interests of Experts and Counsel	55
ITEM 8. FINANCIAL INFORMATION.	55
Consolidated Statements and Other Financial Information (Audited)	55
Significant Changes	58
ITEM 9. THE OFFER AND LISTING.	58
Offer and Listing Details	58
Plan of Distribution	60
Markets	60
Selling Shareholders	60
Dilution	60
Expenses of the Issue	60
ITEM 10. ADDITIONAL INFORMATION.	60
Share Capital	60
Memorandum and Articles of Association	60
Material Contracts	65

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect our present expectations concerning future results and events. Words such as “anticipate,” “estimate,” “expects,” “may,” “projects,” “intends,” “plans,” “believes,” “would,” “could” and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. These forward looking statements include, but are not limited to, statements regarding: (i) our belief about our competitive position in the tracking, asset management and monitoring, active radio frequency identification (“RFID"), e-ID, and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to be able to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to be able to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance; (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (ix) our expectations about our future revenues (or absence of revenues); (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi-ID issuing and control system with the government of a European country and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our active RFID and electronics monitoring technology; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for a significant portion of our net sales; and (xvi) the anticipated timing of our product introductions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below under the captions “Risk Factors” in Item 3.D and “Operating and Financial Review and Prospects” in Item 5 and elsewhere in this Annual Report, as well as in our reports on Form 6-K submitted to the Securities and Exchange Commission, or the SEC. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report.

In this Annual Report, all references to "SuperCom," the “Company,” "we," "us" or "our" are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States ("US GAAP").  The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2012 was NIS 3.7330 per $1.00.

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

ITEM 2.    Offer Statistics and Expected Timetables.

Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

The following selected consolidated financial data as of December 31, 2012, 2011, 2010, 2009 and 2008 and for the years then ended have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Deloitte Brightman Almagor Zohar(a member of Deloitte international),  for the year 2012  and Fahn Kanne & Co (member of Grant Thornton International) for the years 2008-2011. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, "Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this Annual Report. Historical results are not necessarily indicative of future results.

	(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
	2012	2011	2010	2009(*)	2008(*)
SUMMARY OF STATEMENT OF OPERATIONS:
Revenues	8,940	7,922	7,389	9,304	18,112
Cost of Revenues	1,619	3,306	2,057	3,365	6,945

Gross Profit	7,321	4,616	5,332	5,939	11,167

Operating Expenses:
Research and Development	313	462	386	898	1,738
Selling and Marketing	3,060	3,505	4,405	5,131	9,905
General and Administrative	857	732	1,985	1,648	2,611
Other (income) expenses	1,085	(137)	(396)	130	8

Total Operating Expenses	5,315	4,562	6,380	7,807	14,262

Operating (Loss) Income	2,006	54	(1,048)	(1,868)	(3,095)
Financial (Expenses) Income, Net	1,805	990	(678)	(620)	(3,087)

Income (Loss) before Income Tax	3,811	1,044	(1,726)	(2,488)	(6,182)

Income Tax	1,006	(25)	(50)	(71)	(137)
Net Income (Loss) from continuing
operations	4,817	1,019	(1,776)	(2,559)	(6,319)

Loss from discontinued operations	-	-	(189)	(2,526)	(6,039)

Net income (loss)	$4,817	$1,019	$(1,965)	$(5,085)	$(12,358)

PER SHARE DATA:
Basic earnings (loss) from continuing operations	$0.18	$(0.29)	$0.11	$(0.46)	$(1.22)
Diluted earnings (loss) from continuing operations	$0.13	$0.09	$(0.29)	$(0.46)	$(1.22)
Basic and Diluted loss from discontinued operations	-	-	$(0.03)	$(0.46)	$(1.17)
Basic earnings (loss) per share	$0.18	$0.11	$(0.32)	$(0.92)	$(2.39)
Diluted earnings (loss) per share	$0.13	$0.09	$(0.32)	$(0.92)	$(2.39)

SUMMARY OF BALANCE SHEET DATA:
Cash and Cash Equivalents	225	215	197	656	812
Marketable debt securities	--	--	--	--	--
Trade receivables (net of allowance for doubtful
accounts of $ 1,726 and $ 134 as of
December 31, 2012 and 2011, respectively)	1,598	1,542	752	857	840
Inventories, net	280	269	197	82	1,307
Total Current Assets	2,930	2,131	1,664	4,236	6,443
TOTAL ASSETS	3,743	2,455	2,008	4,682	8,935
Total Current Liabilities	2,796	7,829	4,500	6,332	10,424
Accrued Severance Pay	236	227	254	304	378
SHAREHOLDERS' EQUITY (DEFICIT)	711	(5,601)	(7,871)	(6,271)	(1,867)
__________________________
 (*) Due to the sale of certain business activities in January 2010, as described in Item 4 below, those business activities are presented as discontinued operations in accordance with U.S. GAAP.

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

Risks Related to Our Business

We require capital to fund our growth and may need to reduce the scope of our operations if it is not available

In the past, we have partially funded our operations through the issuance of equity securities and convertible bonds to investors and may not be able to generate a positive cash flow from operations in the future. Continuation of our current operations after utilizing our current cash reserves may be dependent upon the generation of additional financial resources either through the issuance of additional equity or debt securities or other sources of financing, generating cash flow from operations. Any additional financings will likely cause substantial dilution to existing shareholders. If we are unable to obtain necessary additional financing or generate cash from operations, we may be required to reduce the scope of our operations. Even if we raise such additional capital, we may be required to reduce the scope of our operations and may need to implement certain operational changes in order to decrease our expenditure level. Our need for additional capital to finance our operations and growth will be greater should, among other things, our revenue or expense estimates prove to be incorrect.

The current economic and financial crisis may have a material adverse effect on our results.

The crisis of the financial and credit markets worldwide in the second half of 2008 has led to an economic slowdown worldwide, and the outlook for 2013 is uncertain. A continuation or worsening of unfavorable economic conditions, including the on-going credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways. We may experience declines in revenues, profitability and cash flows as a result of reduced orders, delays in receiving orders or in the completion of projects, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. In addition, changes and volatility in the equity, credit and foreign exchange markets and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital.

The capital and credit markets have been experiencing extreme volatility and disruption in recent years. We need liquidity in our day-to-day business activities to pay our operating expenses.

We may be required to raise financing to fund our operations. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. If our internal sources of liquidity prove to be insufficient, there is a risk that external funding sources might not be available or available at unfavorable terms.

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

Depending on the effect on our business of the current economic and financial crisis, we may face problems in managing any decline in our business.

If the current economic and financial crisis continues to have an adverse impact on the demand for our products or their profitability, we may face difficulties in managing a decline in our business. Our success in handling a contraction of our business will depend on our ability, among other things, to:

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

We depend on one customer for a substantial portion of our revenue. In 2012 and 2011, we derived 64% and 95%, respectively, of our consolidated net revenue from one customer. A substantial reduction in sales to, or loss of, our significant customer would adversely affect our business unless we were able to replace the revenue we received from the customer, which replacement we may not be able to find. Specifically, changes that may negatively impact the political or economic stability and environment of the European country from which we derive most of our consolidated net revenues, could adversely affect our business and future operations in such country.

As a result of this concentration of revenue from a limited number of customers and our increased reliance on our e-ID, electronic monitoring PURERF tm Suite and products, resulting from our sale of certain assets and liabilities related to the electronic access control market and our Government Services Division including our CSMS and RAPTOR suites, our revenue has experienced wide fluctuations, and we expect our revenue to continue to experience wide fluctuations in the future. Part of our sales is not recurring sales; therefore, quarterly and annual sales levels could fluctuate. Sales in any period may not be indicative of sales in future periods.

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

We usually do not have minimum supply commitments from our vendors for our raw materials or components and generally purchase raw materials and components on a purchase order basis. Although we generally use standard raw materials and components for our systems, some of the key raw materials or components are available only from from limited sources. Many of our products are only available from limited sources. Even where multiple sources are available, we typically obtain components and raw materials from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation.

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

Other than Intelli-Site and SHC, we have not made, in the last five (5) years any other acquisitions. Integrating newly acquired business or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. Consequently, we might not be successful in integrating the acquired businesses, technologies or products into our existing business and products, and might not achieve anticipated revenue or cost benefits. In the future, we may pursue acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or to make these acquisitions on a commercially reasonable basis, or at all. Such acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. In addition, future acquisitions could result in customer dissatisfaction and performance problems with an acquired company, which could adversely affect our business.

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

We do not maintain insurance coverage for professional liability, for theft by employees, nor do we maintain specific insurance coverage for any interruptions in our business operations. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our business by significantly increasing our costs.

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

Most contracts with governments or with state or local agencies or municipalities (“Governmental Contracts”) are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

Furthermore, governmental programs can experience delays or cancellation of funding, which can be unpredictable; this may make it difficult to forecast our revenues on a quarter-by-quarter basis.

Some of the markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop, our business may not grow as much or as profitably as we hope.

Some of the markets that we target for our future growth are small and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or as profitably as we hope. In February 2006, we announced the introduction of a new technology and solution for actively tracking people, objects and assets, Active RFID Tracking technologies and products (“PureRF”). This technology was developed in response to growing market demand for asset/ people tracking and monitoring solutions in the homeland security and commercial markets.

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

The success of our active RFID & mobile based business lines is dependent on several factors.

The success of our active RFID & mobile based business lines is dependent on several factors, including proper new product definitions, product costs, timely completion and introduction of the new product, differentiation of the new product from those of our competitors, and market acceptance of the product, as well as our existing and potential customers’ varying budgets for capital expenditures and new product introduction. We have addressed the need to develop new products through our internal development efforts. In light of the OTI transaction and the sale of certain assets and liabilities related to our electronic access control market and our Government Services Division including our CSMS and RAPTOR suites, the active RFID & mobile based business lines is anticipated to be our main revenue growth generator in the future. There can be no assurance that we will successfully identify new product opportunities and/or develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

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

In order for us to achieve our growth objectives, our RFID & mobile based technology must be adapted to and adopted in a variety of areas, including, but not limited to:

•	Public safety and Emergency;
•	Community Monitoring and Law Enforcement
•	Animal monitoring and management;
•	Health Care and Home Care; and
•	access control

Any or all of these areas may not adopt our RFID & mobile based technology.

We cannot accurately predict the future growth rate, if any, or the ultimate size of the RFID & mobile based markets. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;
•	customer perception of the benefits of our RFID & mobile based solutions;
•	public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected;
•	public perception of the confidentiality of private information;
•	customer satisfaction with our products and services; and
•	marketing efforts and publicity for our products and services.

Even if our RFID & mobile based solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

We need to develop our position as a provider of RFID & Mobile based solutions and services to earn high margins from our technology, and if we are unable to develop such position, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our RFID & Mobile based technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying RFID technology. While we have had some early success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated solutions and services that we believe are likely to produce attractive margins in the future. A significant portion of the value of our RFID & Mobile based technology lies in the development of software and applications that will permit the use of RFID & Mobile based technology in the new selected new markets. In contrast, the margins involved in manufacturing and selling RFID & Mobile based technology can be relatively small, and may not be sufficient to permit us to earn an attractive return on our development investments.

The time from our initial contact with a customer to a sale may be long and subject to delays, which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations and causing significant fluctuations in our revenue from quarter to quarter.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has, to date, ranged from nine to 24 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

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

The market for RFID & Mobile based enabled products is intensely competitive. We expect competition to increase as the industry grows and as RFID & Mobile technology begins to converge with the access control and information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the active RFID& Mobile enabled solutions market expands, we expect additional competitors to enter the market.

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

Most of our officers and directors and our Israeli auditors are residents of Israel or otherwise reside outside of the United States. SuperCom Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. Therefore, service of process upon SuperCom Ltd., such directors and officers and our Israeli auditors may be difficult to effect in the United States.  It also may be difficult to enforce a U.S. judgment against SuperCom Ltd., such officers and directors and our Israeli auditors as any judgment obtained in the United States against such parties may not be collectible in the United States.

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

We incur expenses for our operations in Israel in New Israeli Shekels ("NIS") and translate these amounts into U.S. dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations, as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, which will create foreign exchange gains or losses, depending upon the relative values of the foreign currency, at the beginning and end of the reporting period, affecting our net income and earnings per share.   We may use hedging techniques in the future (which we currently do not use), but there is no assurance that we will be able to eliminate the effects of currency fluctuations.  Although the dollar depreciation in relation to the NIS during 2012 had not adversely affected our financial results, exchange rate fluctuations could have a material adverse impact on our operating results and stock price. (See also Item 5, "Impact of Inflation and Currency Fluctuations".)

We may not pay dividends in the near future and any return on investment may be limited to the value of our ordinary shares.

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

Our ordinary shares currently are traded on the OTC Electronic Quotation Service. Currently, we do not meet the initial listing conditions of the Nasdaq Stock Market. The market for shares quoted on the OTC is typically less liquid than that for shares listed on the Nasdaq Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

Our ordinary shares may become subject to the “penny stock” rules of the SEC which will make transactions in our ordinary shares cumbersome and may reduce the value of our shares.

Trading in our ordinary shares may become subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, such as if the issuer of the security has net tangible assets in excess of $2,000,000. The market price of our ordinary shares is currently less than $5.00 per share and our net tangible assets as of December 31, 2012 were approximately $3,743,000. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires:

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

Sigma Wave Ltd., or Sigma, is the beneficial owner of approximately 46% of our outstanding shares. See Item 6E for more information. Such ownership interest gives Sigma the ability to influence and direct our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma will have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act.  On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB," which following our names change on May 14, 2007 became “VUNCF.OB.”  On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC” and the trading of our shares on the OTC Bulletin Board ceased. On October 1, 2009 our shares were delisted from The NASDAQ Capital Market and beginning on the same date, our shares were quoted under the ticker symbol “VUNCF” on the OTC. On March 18 2013, following the change of our name to our original name SuperCom Ltd., our shares are quoted under the ticker symbol "SPCBF" on the OTC.  For more information and details on the history of the listing of our ordinary shares see under Item 9A "Offer and Listing Details".

During the fourth quarter of 2006, we established a new wholly-owned subsidiary, S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007 and focused on executing information technology and security projects.

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

In November 2006, we raised $3,156,500 through the issuance of units consisting of convertible bonds, or the Convertible Bonds and warrants. Units valued at $2,500,000 were issued to Brevan Howard Master Fund Limited or “BH”  and units valued at $656,500 were issued to Special Situation Funds (SSF).  . For more details on the terms of the Convertible Bonds and warrants see Item 5B "Liquidity and capital resources"

On July 3, 2007, we entered, through our wholly-owned subsidiary, Vuance, Inc., into an agreement (the “SHC Purchase Agreement”) to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HOMS.OB (“HMSC”)) and other minority shareholders (collectively, “Sellers”) for approximately $4,335,000 in our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. The closing date of this transaction was August 28, 2007 (“SHC Closing Date”). SHC was a Delaware corporation engaged in the business of manufacturing and distributing RFID-enabled solutions, access control and security management systems. As consideration for the acquisition of the stock capital of SHC, 1,097,426 of our ordinary shares, which were subject to certain lock up mechanism, were issued to the Sellers. HMSC further agreed that at the SHC Closing Date it will grant an irrevocable power of attorney to our Chairman of the Board of Directors to exercise all voting rights related to its SuperCom shares until the sale or transfer of such SuperCom shares by HMSC to an unaffiliated third party in an arm’s-length transaction. We guaranteed all of the obligations of Vuance Inc. under the SHC Purchase Agreement. During the fourth quarter of 2007, SHC and its subsidiaries were merged into Vuance Inc.

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

On March 25, 2009 we and our subsidiary, Vuance Inc., completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, pursuant to an asset purchase agreement dated March 6, 2009 with Intelli-Site and Integrated Security Systems, Inc (“ISSI”).  On the date of closing, Vuance Inc. agreed to pay Intelli-Site $262,000 payable in cash and in our shares (which were subject to a certain lock up mechanism) and included a contingent consideration of up to $600,000 based upon certain conditions.

In January 2010, Vuance Inc., our wholly-owned subsidiary, completed the sale to OLTIS Security Systems International, LLC (“OSSI”) of certain of its assets (including certain accounts receivable and inventory) and certain of its liabilities (including certain accounts payable) related to our electronic access control market. OSSI paid Vuance Inc. $146,822 in cash.  In addition, OSSI paid off a loan that Vuance Inc. took from Bridge Bank, National Association.  We and Vuance Inc. no longer have any liabilities associated with such loan.

In January 2010, we and our subsidiary, Vuance Inc., completed the sale of certain of the assets and certain of the liabilities of Vuance Inc. related to our Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement between us, Vuance Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation. WidePoint paid Vuance Inc. $250,000.  In addition, WidePoint agreed to pay Vuance, Inc. a maximum earn-out of $1,500,000 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years.

On January 21, 2010, we incorporated a new wholly-owned subsidiary in the state of Delaware, PureRFid, Inc., to focus on marketing and sales for our active RFID products and solutions.

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

On August 24, 2010, BH entered into an Absolute Assignment and Transfer of Bond and Warrant (“Assignment”) with Sigma, our controlling shareholder. Pursuant to the Assignment, BH transferred to Sigma all of its rights in the BH Convertible Bonds and warrants.  The Assignment had no impact on our assets or liabilities or our financial results.

In October 2010, we entered into an agreement for the sale of our entire equity interest in SuperCom Asia Pacific Ltd., for no consideration. As part of this sale, we assigned to the purchaser certain outstanding loans due to us by SuperCom Asia Pacific in the amount of $1.4 million.

At the annual general meeting of our shareholders held on September 12, 2010, our shareholders resolved to afford certain of our creditors and bond holders with the opportunity to convert the amounts owed to them into our ordinary shares, by means of a set off against the total outstanding debt to such creditor, at a price of $0.09 per ordinary share, subject to forgiveness of 60% of our total outstanding debt to such creditor ("Debt to Equity Conversion proposal"). Our board of directors was authorized to set all other terms of the Creditor Arrangement, including, inter alia, its timetable.  In May 2011, our shareholders subsequently approved the inclusion of additional creditors to be included under the Creditor Arrangement.  As of April 15, 2013, all creditors and bond holders, which were afforded with the opportunity to convert the amounts owed to them into our ordinary shares, had accepted our offer, and following the conversion of debt pursuant to the aforesaid offer, we allotted to those creditors a total of 29,552,011 of our ordinary shares, and 2,544,457 warrants (For more information on the Debt to Equity Conversion see ITEM 18, NOTE 1.d-Extinguishment of Liabilities.).

Recent Developments

At the beginning of 2012, we have decided to leverage on our experience in the e-ID market and to increase our position in the market; (i) by proposing other new technologies and solutions to our existing e-ID customer, (ii) by securing other e-ID projects and solutions by virtue of setting joint ventures with partners presenting worldwide presentence, and with companies holding complementary theologies and products.

During 2012 we have elected to broaden our activities into the following growing vertical markets: Electronic Monitoring for community and law enforcement, Real Time Healthcare and Homecare, and Livestock and Animal Management, using its RFID& Mobile PureRF suite of products.

Principal capital expenditures and divestitures

 From January 1, 2012 to December 31, 2012, our capital expenditures totaled approximately $28,000, compared to $23,000 during 2011 and $4,000 during 2010.

See Item 4 - History of the Company for information on our sale of SuperCom Asia; the sale of certain assets and liabilities of Vuance Inc., related to our Government Services Division; and the sale by Vuance Inc., of certain of its assets and liabilities related to our electronic access control market.

Corporate information

Our headquarters are located in Israel at Nolton House 14 Shenkar Street, Hertzliya Pituach 4672514, Israel and our telephone number is +972-9-889-0800.  Our Internet website address is http://www.SuperCom.com. The information contained on our corporate websites is not a part of this Annual Report.

Our agent for SEC matters in the U.S. only, is Ms. Brenda Gebhardt; the President of our subsidiary, PureRFid Inc., whose address is 10533 W. Manor Park Drive West Allis, WI 53227-1221; telephone number (414)301-9435.

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

Prior to January 2010, we offered three principal product suites to our customers: an Active RFID solution under the AAID brand (currently the PureRF Suite), Electronic Access Control Suite and Credentialing & Incident Management Suite. On January 28, 2010, our wholly-owned subsidiary, Vuance, Inc., completed the sale of certain of its assets and certain of its liabilities related to our electronic access control market, and on January 29, 2010, we and Vuance, Inc. completed the sale of certain of the assets and certain of the liabilities of Vuance, Inc. related to our Government Services Division including our Critical Situation Management System and Credentialing suites (see a description of this transaction under the caption “History of the Company” in Item 4.A).

Following the divestitures indicated above, from 2010 until 2012, we had been focusing our sales and marketing efforts on our core competencies, active RFID technology, our PureRF Suite and existing e-ID projects for an Eastern European Country.

 During 2012, we had elected to expand our activities in the ID and e-ID market, and to design, develop and market, identification technologies and solutions to governments in Europe, Asia and Africa.  Furthermore we have decided to broaden our activities into new markets, and to design, develop and market, Tracking and Monitoring Solutions to selected growing vertical markets; (i) Electronic Monitoring for community and law enforcement,(ii) Real Time Healthcare and Homecare, and (iii) Animal Management.  Our solutions are empowered by our propriety RFID & Mobile PureRF suite of hybrid Hardware and software field proven components.

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

Our sales strategy is to:

•	Develop strong strategic relationships with our business partners, including our systems integrators and distributors who introduce our solutions into their respective markets.

•	Employ dedicated sales personnel to work closely with such business partners. Our sales personnel customize and adapt solutions that can then be installed and supported by these business partners.

•	Expand our active RFID & Mobile activities into other geographical areas such as Europe, Israel and Far East.

•	Leverage on our reputation, talented personnel, and project management capabilities in the e-ID market, to secure additional project and solutions In the growing e-ID and e-Government markets

•
Leverage on our customer base, superior PureRF Hybrid suite of products, and IT management capabilities, to secure additional long terms contracts with governments and communities in the community and law enforcement  markets

•	Develop strong strategic relationships with business partners in the Healthcare and Home care markets, in order to introduce our superior solutions into their designated markets.

We have a multi-pronged approach to growth:

•	Grow organically:
1.	Increase existing products’ value (e.g., offer products which are smaller, better and cost effective);
2.	Develop and offer turnkey solutions for the selected vertical markets.
3.	Design and build superior applications using our existing products and technologies;
4.	Develop new products/solutions that meet our designated vertical markets’ needs; and
5.	We are dedicating sales teams, coordinated through our U.S. and Israel corporate offices to sell more products/solutions directly or through our growing number of business partners.

•	Increase our activities and sales in the e-ID and e-Gov growing markets, by establishing joint ventures with partners worldwide.

•	Providing our customer in the e-ID markets, advanced technologies and solutions for additional e-ID and e-GOV needs.

•
Make synergistic acquisitions. Continue to “leapfrog” growth through strategic acquisitions of companies with complementary products/solutions or market activities and experience in our designated vertical markets.

Enhancing Our Presence

We have broadened our marketing efforts for our e-ID and Electronic Tracking and Monitoring products and  solutions and technology to the Global market.

In order to expand our presence, we may pursue acquisitions of or joint venture with one or more companies that have an existing customer base and proved revenues or that can otherwise offer us business synergies in USA, Europe and in the Far East

Identifying New Applications for Our Technologies

Our management and its external advisors had identified and designated three main vertical markets for our technologies in the security, law enforcement, healthcare and homecare, animal and livestock management. At a time when both government and the private sector are faced with unprecedented challenges to protect public safety, assets and personal privacy, we expect to extend our forward-looking technologies and solutions to the U.S. market and to other geographical regions.

Leveraging Knowledge and Experience

We believe that our exposure to the governmental market and experience in customizing solutions in our e-ID group will contribute to our ability to develop and market solutions in our wireless ID and monitoring vertical markets. We intend to leverage such knowledge and experience in order to respond to the needs of existing and potential customers in the security, law enforcement, healthcare, homecare, and other markets.

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

•	We may seek to enter into strategic partnerships with companies that offer technologies that complement ours.
•	We may seek to enter into joint ventures with other companies in order to secure and operate large projects in different countries, where we have no presence or local advantages.

Current Businesses

E-ID and e-Gov. (∑-ID)

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. Our applications and solutions included e-passports, visas and other border entry documents, national identification and military, police and commercial access identification.

In our e-ID Division, we developed a fully automated production line for picture identification contactless smart cards, and offered our customers raw materials, maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for governmental and commercial customers. As described above, as of the selling date of the certain e-ID division to OTI, OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI. The customers and contracts of our e-ID Division in 2012, 2011 and 2010 included the following:

•
A contract for a national multi-ID with a European country - In 2006, we entered into additional agreement with a European country which we estimate will generate approximately $50 million in revenues during the 10-year term of the project. Under the agreement we will provide the end-to-end system for a national multi-ID issuing and control system. There can be no assurance, however, that we will realize the full estimated value of this agreement.

The project, which commenced during the third quarter of 2006, involves the implementation of an end-to-end national ID issuing and control system based on our system and includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards.

•	Biometric Visa system to a European Government
•	Automated Smart Card Production System to a European Government
•	E-Passport with a European Country

At the beginning of 2012, we have decided to leverage on our experience in the e-ID market and have decided to increase our position in the market; (i) by proposing other new technologies and solutions to our existing e-ID customer, (ii) by securing other e-ID projects and solutions by virtue of setting joint ventures with partners presenting worldwide presentence, and with companies holding complementary theologies and products (iii) by retaining an outstanding group of market executives and experts, that poised us to propose and implement the best ID and e-ID solutions to the global markets.

Currently, our e-ID and e-Gov. division (∑-IDTM) offers complete (or partial) End-to-End, Turnkey and Comprehensive Solutions for various governmental ID programs, such as:

o Population Registries & Censuses
o National eID/IDs
o Biometric Passports & Visas
o Smart Driving/Vehicle Licenses
o Biometric Border Control & Immigration
o Voters & Elections
o Internal Revenue & Social Security
o e-Government services.

Our provided ∑-IDTM systems comply with regional and international standards and enhance the usability by using smartcard applications; our system central servers include redundancy capability that provides disaster recovery or failover between sites,  all solutions issue financial information and accountability, transaction auditing and management information reports, which eliminates the fraud related to people.

Our end-to-end solution covers all that is needed for a government to offer the particular service to the public: business process engineering, solution design and integration, hardware and software implementation, operator and technician training, and even financing. The solution covers all the workflows foreseen in the system, managerial and operational reports, and interfacing to the entire relevant environment for the government's business.

Security (SBC Aviation)

In 2007, we entered into an agreement (the “Airport Agreement”) with an international airport in Europe ("EIA") to provide an integrated perimeter security system and a border control system. The establishment of the security and control system began during the third quarter of 2007. Under the Airport Agreement, once the system has been fully implemented and a transmission and acceptance report is signed by the EIA, we would enter a ten-year maintenance period. During the last few weeks our wholly-owned subsidiary, SBC Aviation Ltd., had negotiated an additional agreement with EIA, pursuant to which EIA confirmed the final acceptance and transmission of the system and committed to make a final payment for the system. Recent change of the management of EIA has led to a delay in the completion and execution of the agreement. We committed to provide final tuning to the system within three months after the said payment. Also, the parties agreed not to enter into the ten-year maintenance period. Further negotiation is undergoing with the new management of EIA, in order to secure the full payments as was agreed between the parties.

RFID

Our RFID Division is a RFID Management Solution Provider. With our PureRF™ Suite; RFID hardware-software hybrid asset-tracking management platform, streamlines critical resources (Asset and personal) Management scenarios through the introduction of the integrated platform of Movement Detection Solution (MDS) and a Real Time Locating System (RTLS): PureRF™ enabling to monitor, track, locate, secure and manage multiple objects/items, and is operated by a secure, proprietary knowledge-based, interactive, user-friendly interface.

Our RFID Division features a unique all-in-one best-practiced active RFID technology accompanied with advanced complementary services for the transportation, healthcare and homecare, Security and safety, Building and access automation SuperCom PureRF™ innovative solution assists companies in efficiently utilize ,otherwise ,wasted time and resources and is the ultimate solution for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable resources ,personal and assets.

We listens carefully to its strategic business partners and works closely to develop integrated solutions that meet their exacting specifications and requirements, and we fully support our partners and customers from pre-sales meetings through installation and operation.

Products

We expect our PureRF Suite; a complete location position (LP) system solution based on active RFID tag technology, to offer commercial customers and governmental agencies enhanced asset management capabilities. The system can be deployed in physical security applications. The basic components of our PureRF Suite include:

•	an active tag, which contains a microchip equipped transmitter, an antenna, a capacitor and battery attached to the item to be identified, located or tracked;
•	a web-based management system, which captures and processes the signal from the active tag, and may be configured to provide an alert upon the occurrence of a trigger event;
•	one or more wireless receivers;
•	one or more activators; and
•	the tag's initializer, which is used to configure the PureRF tags.

The PureRF Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. The ability to reliably identify and track the movement of people and objects in real time will enable PureRF Suite customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises, and protect personnel in hazardous working environments and disaster management situations.

Customers

Most of our customers are also our business partners, i.e., system integrators and distributors who introduce our solutions into their prospective markets. As part of our decision to provide complete solutions to customers, we anticipate that in year 2013 and on, the number of direct commercial and governmental customers will increase.

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

Our PureRF Suite can track items simultaneously, providing an alert when a tagged item is removed from a pre-determined area, passes through a marked checkpoint or otherwise moves. We believe that potential customers for our PureRF Suite and products include the following:

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

Hospitals and Care Homes. The healthcare sector has successfully utilized RFID technologies for the purposes of infant protection in maternity wards and wanders prevention in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRF Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, RFID technology will be utilized in real time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

Livestock Owners. Our PureRF Suite can be used as livestock identification, tracking and safeguarding system

EM Division

The Electronic Monitoring division was established in order to provide a set of comprehensive and superior solutions for the Law enforcement and Resident industries. As a technology innovator in the arena of Radio Frequency Identification and Geographical location, we make use of its proven and solid platforms in order to deliver a state-of-the-art EM solution.

Being an innovative group, our EM division strives to design and provide the best possible products for its customers. We believe in long term relationship with our customers and partners, while keeping a transparent and open communication.

Being who we are, allows us to be fast, flexible and attentive. Equipped with the technological knowledge, and with senior personal from the EM industry on board, we can tailor-made your EM program, from Tag to servers, and from installation to monitoring. We make technology that serves justice.

Research and Development

Our past research and development efforts helped us to achieve the goal of offering our customers a complete line of products and solutions. We spent $0.3 million, $0.5 million and $0.4 million on research and development in 2012, 2011 and 2010, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of wireless ID. We will continue to research and develop new technologies and products for the e-ID and wireless ID and monitoring market. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and traditional distributor or reseller sales. We currently have 5 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of PureRFid, Inc., which sell our products in the U.S. We are also represented by several independent distributors and resellers with which we often have distribution agreements.

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

Sales Analysis

Sales by Geographic Destination:

The following table provides a breakdown of total revenue by geographic market (all amounts in thousands of dollars):

	Year ended December 31,
	2012	2011	2010
	Total	Total	Total
	revenues	revenues	revenues

Europe	$8,637	$7,498	$6,770
Asia Pacific	-	-	-
United States	217	344	536
Israel	86	80	83

	$8,940	$7,922	$7,389

The following table provides a breakdown of total revenue by product category (all amounts in thousands of dollars):

	Year ended December 31,
	2011	2010	2009

Raw materials and equipment	$3,856	$5,822	$3,822
Maintenance, royalties and project management	5,084	2,100	3,567

	$8,940	$7,922	$7,389

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

Our manufacturing consists of a range of RFID products and e-ID and EM products or systems. We outsource the manufacturing for our PCB to a number of different suppliers. We sometimes commit to a long-term relationship with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and then tested, assembled, and retested. Other products are off-the-shelf products, which we purchase from a number of different suppliers.

All of the activities for e-ID and EM Projects, such as purchasing, logistics, integration, training, installation and testing, are done by our employees. In cases that we do not have a local representative, we use local third parties group and service providers, who perform according to our instructions and under our supervision.

Competition

We assess our competitive position from our experience and market intelligence, and from reviewing third party competitive research materials.

We believe that Zebra, RF Code, Axcess, Ekahau, Wave Trend, VT and Aeroscout are potential competitors, in niche areas, to us with respect to our wireless ID tracking products and solutions.

We believe that G4S/Guidance ("GFS: LN), Serco ("SRP: LN"), 3M Monitoring, Buddi, BU (Geo), iSecureTrac, SecureAlert("SCRA:US")  are potential competitors, to us with respect to our EM products and solutions.

We believe that 3M/Cogent, Tata, IRIS, Zetes, OTI, Muehl bauerm, Oberthur, Sagem, Morpho, Gemalto, Bundes Drukerei,  Nadra are potential competitors, to us with respect to our e-ID products and solutions

Our management expects competition to intensify as the markets in which our products and solutions compete continue to develop. Some of our competitors may be more technologically sophisticated or have substantially greater technical, financial, or marketing resources than we do, or may have more extensive pre-existing relationships with potential customers. Although we believe that our products combine technologies and features that provide customers with complete and comprehensive solutions, we cannot assure that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, achieve greater customer acceptance or have significantly improved functionality as compared to our products and services. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market shares.

Due to the developing nature of the markets for our wireless ID, EM, e-ID, products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Employees

As of December 31, 2012 we had 19 full-time employees, compared to 14 full-time employees as of December 31, 2011 and 22 full time employees as of December 31, 2010.  (See the discussion under the caption “Employees” in Item 6D.)

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

The diagram below shows SuperCom Ltd.'s holdings in its subsidiaries and affiliates as of December 31, 2012 and April 15, 2013:

Vuance, Inc. (formerly, SuperCom Inc.)
Vuance, Inc., incorporated in Delaware, is our wholly-owned subsidiary, and was responsible for our US activities and operations  U.S until January 2010, the Company discontinued its operation after the sale of its main operation at January of 2010, and it is presented in the financial reports as discontinued operations.

Vuance - RFID Inc.
Vuance - RFID Inc. (formerly, Pure RF Inc.) incorporated in Delaware in November 2005. Upon its incorporation we owned 80% of its shares. During January 2006, Vuance - RFID Inc. established a wholly owned Israeli subsidiary, Vuance RFID Ltd. (formerly, Pure RF Ltd.), which focuses on new technologies and solutions for the tracking of people and assets. During February 2007, Vuance - RFID Inc. became our wholly-owned subsidiary. In August 2007, all the employees of Vuance RFID Ltd. were transferred to us, and on December 31, 2007 we purchased all of the assets and liabilities of Vuance RFID Ltd. Commencing year 2008, Vuance RFID Inc. engaged in an activity to distribute complementary locks and electronic locks. This activity was terminated in the fourth quarter of 2008.

S.B.C Aviation Ltd.
S.B.C Aviation Ltd., incorporated in Israel in the fourth quarter of 2006, is our wholly-owned subsidiary, which commenced operations in 2007, and focused on executing information technology and security projects.

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

PureRFid, Inc.
PureRFid, Inc., incorporated in Delaware, is our wholly-owned subsidiary, and as of January 2010 is responsible for our sales and marketing, and support in the U.S.

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

The total annual rental fees, net of rent income from subleases, for 2012, 2011 and 2010 were $194,000, $176,000 and $121,000, respectively. The total annual lease commitments for 2013 are $141,000.

All assets are held in the name of SuperCom Ltd. and its subsidiaries.

The following table details our fixed assets as of December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
	(In thousands of US Dollars)
Cost:
Computers and peripheral equipment	$274	$254	$262
Office furniture and equipment	198	194	197
Leasehold improvements	29	24	45

	501	472	504
Accumulated depreciation:
Computers and peripheral equipment	253	246	244
Office furniture and equipment	143	128	120
Leasehold improvements	12	2	30

	408	376	394

Depreciated cost:	$93	$96	$110

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010 were $32,000 $28,000 and $47,000, respectively.

The property & equipment also include intangible assets in amount of $72,000, which been fully depreciation.

ITEM 4A.    Unsolved Staff Comments.

Not applicable.

ITEM 5.    Operating and Financial Review and Prospects.

A.	Operating results

The following section should be read in conjunction with our consolidated financial statements and the related notes thereto, which have been prepared in accordance with U.S. GAAP and which are included in Item 18. Some of the statements contained in this section constitute “forward-looking statements.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. (See “Note Regarding Forward Looking Statements” at the beginning of this report, and “Risk Factors” In Item 3D)

Revenues

The Company and its subsidiaries had generated the majority of their revenues from existing e-ID and security long term services contracts, providing their customers with, support, maintenance, royalties, training and installation.  Following delivery of such services, usually revenues from the sale of such services are recognized.

The Company and its subsidiaries had generated some of their revenues(less than 10%) from the sale of active RFID & Mobile Based products.  Following delivery of such products, usually revenues from the sale of such products are recognized.

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement.

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

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. ("US GAAP"). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates. Our management believes that the accounting policies which affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to fully understanding and evaluating our reported results include the following:

•	Revenue recognition;
•	Allowance for doubtful accounts
•	Deferred Taxes
•	Debt to Equity Conversion; and
•	Contingencies;

Revenue Recognition

We generate the majority of our revenues from existing e-ID and security long term services contracts, providing our customers with, support, maintenance, royalties, training and installation. In addition we generate some of our revenues(less than 10%) from the sale of active RFID & Mobile Based products. We render services and sell our products in the U.S. through distributors and our local subsidiary, PureRFid, Inc., and directly throughout the rest of the world.

Services and Products sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, services have been rendered or delivery of the product has occurred, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.  We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2012, we had an allowance for customer returns in an amount of $6.

We recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  We measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

We believes that the use of the percentage of completion method is appropriate, since the Company has the ability, using also an independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs.  In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, we expect to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, we utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2011 and 2012, all the long-term contracts were completed and their related revenues were recognized in full.

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

We perform ongoing credit evaluations of our customers' financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $1,726,000 and $134,000 at December 31, 2012 and 2011, respectively.  The increase in the allowance for doubtful accounts in the amount of $1,592, is based on our assessment of collectability and  the substantial effort and expenses, required to collect payment from one of our large European customer, the payment has been payable upon the completion of contracts with this customer.

Deferred Taxes

The Company accounts for income taxes, in accordance with the provisions of ASC 740 ("Income Taxes,") under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. Expectation about realization of deferred tax assets related to losses carried forward are subjective and require estimates of future income in the territories in which such losses has been generated. Changes in those estimations could lead to changes in the expected realization of the deferred tax assets and to the increase or decrease in valuation allowance.

Debt to Equity Conversion

The Company accounts for its debt restructuring, determined to be troubled debt restructuring, in accordance with ASC 470-60 ("Troubled Debt Restructurings by Debtors"). The provisions of ASC 470-60 require that assets transferred or shares issued to fully or partially settle the debt should be measured at fair value. If shares are issued to fully settle the debt, the difference between the fair value of the shares issued and the carrying value of the debt would be recognized as a gain on restructuring. Determining the fair value of the shares issued, if not traded in active markets, can be highly subjective and any change in those values affecting the gain on restructuring to be recorded in the financial statements.

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

Results of Operations

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2012, 2011 and 2010 expressed as a percentage of total revenues.

	2012	2011	2010

Revenues	100%	100%	100%
Cost of revenues	18.1	41.7	27.8
Gross profit	81.9	58.3	72.2
Operating expenses
Research and development	3.5	5.8	5.2
Selling and marketing	34.2	44.2	59.6
General and administrative	9.6	9.2	26.9
Other (income) expenses	12.1	(1.7)	(5.4)
Total operating expenses	59.5	57.6	86.3
Operating (loss) income	22.4	0.7	(14.2)
Financial (expenses) income, net	20.2	12.5	(9.2)
Income (loss) before income tax	42.6	13.2	(23.4)
Income tax	11.3	(0.3)	(0.7)
Loss from discontinued operations	-	-	(2.6)
Net (loss) income	53.9	12.9	(26.6)

Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our revenues from continuing operations in 2012 were $8,940,000, compared to $7,922,000 in 2011, an increase of 13%. The increase in our revenues from continuing operations is primarily due to an increase in revenues from our e-ID and Security projects.

Gross Profit

Our gross profits from continuing operations in 2012 were $7,321,000 compared to $4,616,000 in 2011, an increase of 58%. The gross profit margin for the year 2012 was 82% compared to 58% in 2011. The increase in gross profit margin attributed to changes in our mix of revenues from products, services and royalties, and due to reduction of subcontractor provisional cost in the amount of $756,000 upon project completion

Expenses

Our operating expenses from continuing operations in 2012 were $5,315,000, compared to $4,562,000 in 2011, an increase of 16%. The increase in operating expenses from continuing operations was primarily due to large increase in other expenses and decrease in selling and marketing expenses, as discussed below.

Research and development from continuing operations expenses consist primarily of salaries and related costs, raw material, subcontractors, depreciation and amortization costs and overheads allocated to research and development activities. Our research and development expenses from continuing operations in 2012 were $313,000, compared to $462,000 in 2011, a decrease of 32%. The decrease in our research and development expenses from continuing operations was primarily due to an allocation of R&D engineers to project related development which is presented in COGS.

Sales and marketing expenses from continuing operations consist primarily of salaries and related costs, commissions earned by sales and marketing personnel and partners, trade shows and overheads allocated to selling and marketing activities, as well as depreciation and amortization expenses and travel costs. Our sales and marketing expenses from continuing operations in 2012 were $3,060, 000, compared to $3,505,000 in 2011, a decrease of 13%. The decrease in the sales and marketing expenses from continuing operations was primarily due to a decrease in commission expenses, arising from an optimization and cost reduction of our distribution, representatives and dealers networks worldwide.

General and administrative expenses from continuing operations consist primarily of salaries and related costs, allocated overheads, office supplies and administrative, fees and expenses  of our directors, human resource, information technology, depreciation and amortization, and professional service fees, including legal counsel, insurance and audit fees. Our general and administrative expenses from continuing operations in 2012 were $857,000, compared to $732,000 in 2011, an increase of 17%. The increase in general and administrative expenses from continuing operations was primarily due to an increase in salaries and related costs.

Other expenses from continuing operations in 2012 was $1,085,000, compared to an other income of $137,000 in 2011, The transfer from other income to other expenses is primarily, due to bad debts expenses based on management's estimation with respect to the collectability of certain debt, offset by a capital gain attributed to debt to equity conversion related to certain service providers of the Company.

Financial (Expenses) Income, net

Financial (expenses) income from continuing operations consist primarily of interest related to bank credit line and  Bonds, bank fees, gain on bond to equity conversion,  and exchange rate expenses. Financial income from continuing operations for the year ended December 31, 2012 was $1,805,000 compared to financial income from continuing operations in 2011 of $990,000. The increase in financial income is mainly due to an increase in the capital gain on bond to equity conversion as part of the Debt Restructuring, recognized in 2012 and in 2011.

Income Tax

Income tax benefit from continuing operations for the year ended December 31, 2012 was $ 1,006,000 compared to Income tax of $ 25,000 for 2011. The transfer to tax benefit is due to a decrease in the valuation allowance in a total amount of $ 1,006,000 in respect of deferred tax assets resulting from tax loss carry forwards, compared to withholding tax at its source expenses related to our project with a European country in the year 2011.

Loss from discontinued operations

Loss from discontinued operations for the years ended December 31, 2012 and 2011 were nil.

Net Income

As a result of the factors described above, our net income in 2012 was $4,817,000, compared to a net income of $1,019,000 in 2011.

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

Sales and marketing expenses from continuing operations consist primarily of salaries and related costs, commissions earned by sales and marketing personnel and partners, trade shows and overheads allocated to selling and marketing activities, as well as depreciation and amortization expenses and travel costs. Our sales and marketing expenses from continuing operations in 2011 were $3,505,000, compared to $4,405,000 in 2010, a decrease of 20%. The decrease in the sales and marketing expenses from continuing operations was primarily due to a decrease in promotional expenses, arising from the increase in revenue from raw material  and decrease in revenue from royalties and other services.

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

In 2012, the rate of appreciation of the NIS against the U.S. dollar was 2.3% and the rate of inflation, in Israel, was 1.6%. It is unclear what the devaluation/evaluation and inflation rates will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or the evaluation of the NIS against the U.S. Dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2012, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary or advisable to offset these risks.

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

New Accounting Pronouncements

Accounting pronouncements adopted in 2012

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

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-12, which defers certain provisions contained in ASU 2011-05 requiring the requirement to present components of reclassifications of other comprehensive income on the face of the income statement or in the notes to the financial statements. However, this deferral does not impact the other requirements contained in the new standard on comprehensive income as described above. ASU 2011-12 is effective during interim and annual periods beginning after December 15, 2011 (fiscal year 2012 for us).  The impact of the adaption was not significant

Accounting pronouncements not yet effective:

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

Net cash provided by operating activities for the year ended December 31, 2012 was $24,000, compared  to net cash used by operating activities of $189,000 during the period ended December 31, 2011, a transfer from negative to positive cash flow from operation activities of $213,000. This transfer was primarily due to net income of $4,817,000 in 2012 compared to $1,019,000 during 2011, which was maintained by a decrease in trade payables of $659,000, and a decrease in accrued expenses and other liabilities of $638,000  during 2012.

Net cash used by investing activities during the year ended December 31, 2012 was $3,000, compared to net cash provided by investing activities of $116,000 during the period ended December 31, 2011, a transfer from positive to negative  cash flow from investing activities of $119,000. This transfer was primarily due to no investment activities in 2011.

Net cash used by financing activities during the year ended December 31, 2012 was $11,000, compared to Net cash provided by financing activities of $91,000 during the year ended December 31, 2011, a decrease of $102,000.

As of December 31, 2012, our cash and cash equivalents totaled $225,000, compared to $215,000 as of December 31, 2011.

We have accumulated net losses of approximately $43,508,000 from our inception through December 31, 2012.

In November 2006, we raised $3,156,500 through the issuance of units consisting of convertible bonds, or the Convertible Bonds and warrants. Units valued at $2,500,000 were issued to Brevan Howard Master Fund Limited or “BH”  and units valued at $656,500 were issued to Special Situation Funds (SSF). According to their original terms the Convertible Bonds matured three years from the date of issuance and bore interest at an annual rate of 8%. The Convertible Bonds provided that any withholding and other taxes payable with respect to the interest will be grossed up and paid by us (approximately 3% of the principal of the bonds); and payment of interest will be net of any tax. Subject to certain redemption provisions, the Convertible Bonds may be converted at any time, at the option of the holders, into our ordinary shares at an original conversion price of $5 per share. The holders were also granted warrants entitling them to acquire a total of 134,154 ordinary shares at an original exercise price of $5 per share during the next five years.

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

At the annual general meeting of our shareholders held on September 12, 2010, our shareholders resolved to afford certain of our major creditors with the opportunity to convert the amounts owed to them into our ordinary shares, by means of a set off against the then total outstanding debt to such creditor, at a price of $0.09 per ordinary share, subject to forgiveness of 60% of our total outstanding debt to such creditor. Our board of directors was authorized to set all other terms of the Creditor Arrangement, including, inter alia, its timetable ("Debt to Equity Proposal").

On November 3, 2010, the Company filed an application with the District Court in Israel, in order to approve our Debt to Equity Proposal with all our creditors (including convertible bond holders) in accordance with Section 350 of the Israeli Companies Law.  On July 18, 2011, the District Court decided not to approve the Company’s application, mainly due to an objection to the proposed arrangement filed by SSF.  Following the assignment of the Convertible Bond held by SSF to Mr. Eliyahu Trabelsi, we have reached the agreement of all of our bond holders to the original Debt to Equity arrangement. In February 2012, following the approval of the board of directors, the Company decided to continue with the original Debt to Equity proposal without further proceeding in the District Court.

During 2010-2013, certain of our major creditors which were afforded with the opportunity to convert the amounts owed to them into our ordinary shares, had accepted our offer, and following the forgiveness and conversion of debt pursuant to the aforesaid offer, we allotted for those certain creditors a total of 2,544,457 warrants, and 29,552,011 of our ordinary shares. (For more information on the Debt to Equity Conversion see ITEM 18, NOTE 1.d-Extinguishment of Liabilities.).

During the period from January 1, 2012 to December 31, 2012, our capital expenditures totaled approximately $28, 000, (compared to $23,000 during 2011 and $4,000 during 2010, of which approximately $28,000 (compared to $23,000 during 2011 and $4,000 during 2010) was expended at or upon our facilities in Israel, and approximately $0 (compared to $0 during 2011 and $0 during 2011) was expended upon the various facilities of our subsidiaries outside of Israel.

C.	Research and Development, Patents and Licenses, etc.

Our past research and development efforts have helped us to achieve our goal of offering our customers a complete line of products and solutions. As of December 31, 2012 the number of employees in our research and development activities was 6. We focus on our new technology and products of our wireless ID, e-ID and our electronic monitoring solutions, and expect to maintain our current research and development efforts. We spent $0.31 million, $0.46 million and $0.39 million on research and development in 2012, 2011 and 2010, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the area of wireless ID and electronic monitoring. We will continue to research and develop our wireless ID, e-ID and electronic monitoring solutions and products. There can be no assurance that we can achieve any or all of our research and development goals.

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

A significant portion of our 2012 revenues was derived from our governmental projects and the remainder was derived from commercial customers. Historically, our revenues have been concentrated in a few large orders and in a relatively small number of customers. We expect this trend to change and we expect that future revenues will come from larger number of orders and customers.

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

In December 2006, we concluded the sale of our E-ID Division to OTI. The sale allowed management to focus primarily on the market opportunities we identified for our former CSMS and active RFID solutions. Following the events of September 11, 2001 and other major disasters it has become increasingly important for agencies to track personnel, assets, and other objects on a local positioning basis. Prior to January 2010, we offered our CSMS and RAPTOR solutions to fulfill critical homeland security requirements for public safety and emergency services agencies and local counter-terrorism task forces. In January 2010, we completed the sale of our Electronic Access Control business and our CSMS business to focus our sales and marketing efforts on our core competencies, our wireless ID, e-ID and our electronic monitoring solutions.

As of the date of this Annual Report, we expect that our 2013 revenues will be primarily derived from:

•	e-ID and e-Gov projects; and
•	Wireless ID products and solutions.
•	Electronic Monitoring

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

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2012:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	--	--	--	--	--
Capital (finance) lease obligations	--	--	--	--	--
Bank loan and credit line	$101,000	$101,000	--	--	--
Operating lease obligations	$141,000	$141,000	--	--	--
Total contractual cash obligations	$242,000	$242,000	--	--	--

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable. Total contractual cash obligations represent significant outstanding commitments for loans from banks, convertible bonds, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

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

The Board of Directors is composed as follows (as of the date of this Annual Report):

Name	Age	Position
Tsviya Trabelsi	55	Director, Chairman of the Board
Menachem Mirski	57	Director (2)(3)
Avi Ayash	42	External Director (1) (2) (3)
David Mimon	52	Director
Shlomit Sarusi	55	External Director (1) (2) (3)

(1)	“External Director” as defined in the Israeli Companies Law.
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Mrs. Tsviya Trabelsi has served as a director since November 15, 2012 and, pursuant to the approval of our shareholders, as the Chairperson of our Board since December 27, 2012. Prior to that Mrs. Trabelsi has acted as our Chairperson from July 2010 until December 2011.  Mrs. Trabelsi is a Certified Public Accountant with extensive financial management experience in Israel and the United States.  Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd, ("Sigma"), a wireless and internet based company and our controlling shareholder, and also President and Director of Klikot Inc., an internet based company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv.  Mrs. Trabelsi is the wife of Mr. Arie Trabelsi our CEO.

Mr. Menachem Mirski has served as a director of the Company since 25th July, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 26 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Mr. David Mimon has served as a director of the Company since 25th July, 2010 and is an Advocate and Notary with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law.  He is the owner of a legal practice with offices in Netanya and Haifa, Israel.  Mr. Mimon holds a LLM from the University of Tel-Aviv. Mr. Mimon is the brother of Mrs. Tsviya Trabelsi, the Chairperson of our Board.

Shlomit Sarusi has served as an external director and as a member of our audit committee since December 27, 2012, She is the founder and the CEO of HCC Ltd, an e-Commerce and Smart e-Payment solutions provider, Mrs. Sarusi has more than 13 years of extensive experience in development and deployments of advanced e-Commerce, e-Payments & CRM - Mobile and internet based solutions. Mrs. Sarusi has led research, development and implementation of solutions, for various IDF' departments of for over 14 years. Mrs. Sarusi holds a BA degree in Statistics and an MBA degree from Ben Gurion University

Avi Ayash has served as an external director and as a member of our audit committee since December 8, 2011. Mr. Ayash is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance, and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and a member of its investment committee. Mr. Ayash has more than 16 years of extensive experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

Executive Officers and Key Employees

As of the date of this Annual Report, our executive officers and certain key employees who are not also directors are:

Name	Age	Position
Arie Trabelsi	55	President and Chief Executive Officer
Meira Zada	36	Chief Financial Officer
Igor Merling	55	Chief Technology Officer
Mark Riaboy	74	Vice President, National Project
Amir Shemesh	40	Vice President, Electronic Monitoring
Brenda Gebhardt	49	President and Chief Operations Officer of PureRFid Inc.

Arie Trabelsi, President and Chief Executive Officer, Mr. Trabelsi joined us in November 2010. Mr. Arie Trabelsi is also the CEO of PureRFId Inc. Has more than 28 years of extensive experience in the Global wireless, Internet and Communication Industries. Prior to Joining SuperCom, led Sigma Wave group, providers of innovative Internet and Wireless Technologies & Solutions. Mr. Trabelsi holds BSc degree in Electrical & Computer Engineering from Ben Gurion University and MSc. degree in Computer Engineering from Drexel University in PA USA

Brenda Gebhardt, PureRFid, Inc. - President and Chief Operations Officer. With over 15 years of experience in the fire and security industry, Ms. Gehhardt has managed projects at Vuance Inc., ADT and Cintas. She has experience in operations including the integration of RFID technologies and facility management applications to control space and assets. Ms. Gehhardt holds a diploma in nursing.

Meira Zada, Chief Financial Officers, Ms. Zada joined us in June 2012, Prior to SuperCom, Ms. Zada served for seven years, as the Finance Controller of Elspec Ltd. Ms. Zada holds a B.A. in Economics and Accounting, from the Ruppin University, Israel and is a Certified Public Accountant in Israel

Igor Merling, Chief Technology Officer, Prior to Re-joining us in 2012, Igor served for 6 years, in On Track Innovation-Smart ID Division, as the Chief Technology Officer. Igor served SuperCom from 1991 until 2006, as Software developer and Architect for national ID systems. Igor holds B.SC Electrical Engineering at Technion from Israel Institute of Technology

Mark Riaboy, Vice President, National Project,  Mr. Riaboy joined us in November 1995, Prior to SuperCom , mark was Chief of Laboratory of new semiconductor’s devices at USSR, Special Constructor Bureau, Moscow during 20 years and in Israel worked as Artificer of factory, chief of sector
Mark holds a degree of Physics, Engineer of electronic techniques, Moscow, USSR and a degree from University of Steels and Alloys, Faculty of semiconductors materials and devices.

Amir Shemesh, Vice President, Electronic Monitoring, Joined us in January 2013, with over 13 years of experience in customer facing managerial positions.  Mr. Shemesh brings vast experience in Law Enforcement and Electronic Monitoring markets, as well as extensive understanding of customers’ needs. Prior to SuperCom, Mr. Shemesh was the Director of Customer Support and Value Added Services at 3M EM for nearly 5 years. Prior to 3M EM, he served in various Global Telecommunication companies (Veraz Networks, ECI Telecom, VocalTec). Mr. Shemesh holds Master’s Degree (M.A) in Law, B.A in Management and P.E in Electronics.

B.	Compensation

The aggregate amount of compensation paid by us to our board members and executive officers (collectively, the “Named Executive Officers”) as a group for the year ended December 31, 2012 was approximately $465,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to our certain executive officers at our expense.

 As of the date of this Annual Report the monthly fee of a director (other than our Chairman of the Board) is $1,500 and the monthly fee of an external director is approximately $642 plus approximately $490 for every board or audit committee meeting.

As of December 31, 2012, we had set aside approximately $44 to provide pension, retirement or similar benefits for our certain executive officers.

Option/SAR Grants during the Year Ended December 31, 2012

No options were granted during the year 2012.  Please refer to the Section captioned “Share Option Plan” under Item 6.E below for a description of our Share Options Plan.

C.	Board Practices

Our Board of Directors and senior management consider good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates the directors were first elected or appointed:

Name	Position	Period Served in Office	Date of Expiration of Current Term (if applicable)
Tsviya Trabelsi	Director Chairman of the Board	November 15, 2012 – present	Next annual general meeting
Avi Ayash	External Director	December 8, 2011 - present	December 8, 2014
Shlomit Sarusi	External Director	December 27, 2012 – present	December 27, 2015
David Mimon	Director	July 25, 2010 – present	Next annual general meeting
Menachem Mirski	Director	July 25, 2010 – present	Next annual general meeting

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. The Board of Directors is presently comprised of five members, two of whom were elected as external directors under the provisions of the Israeli Companies Law (discussed below). Our Articles of Association provide further that the majority of the directors appointed to the Board of Directors will be independent directors. Mrs. Sarusi, Mr. Ayash and Mr. Mirski satisfy the applicable requirements for independence under our Articles of Association.

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors Mrs. Shlomit Sarusi, who shall hold office until December 2015, and Mr. Ayash, who shall hold office until December 2014.

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be reelected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law the term of office of an external director may be extended by the shareholders following the initial three year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the Financial Statements Review Committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  The audit committee is also required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Mrs. Sarusi, Mr. Ayash and Mr. Mirski are the members of the Audit Committee.

Compensation Committee

Pursuant to a new amendment to the Israeli Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee which should make recommendations to the board of directors and the shareholders with respect to compensation policy of directors and officers of the company.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.  We have established a compensation committee that is currently composed of Mrs. Sarusi, Mr. Ayash and Mr. Mirski.

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

As of December 31, 2012, 2011 and 2010, we had 19, 14 and 17 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010

Research, Development & Manufacturing	12	7	9
Marketing and Sales	2	2	3
Administration	5	5	5
Total	19	14	17

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010

Israel & Europe	17	10	11
United states	2	4	6
Total	19	14	17

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

SuperCom’s Israeli employees are not part of a collective bargaining agreement and none of them are represented by labor unions. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of collective bargaining agreements between the Histadrut, which is the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association. These provisions of collective bargaining agreements are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement.

The labor statutes and labor court rulings that apply to our employees principally concern the minimum wage laws , procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for mandatory pension schemes, transportation allowance, and annual recreation allowance, the lengths of the workday and workweek, and periodic automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. We provide our employees with benefits and working conditions that comply with the required minimums. Israeli employees and employers are also required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

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

The following table sets forth the ordinary shares beneficially owned by each of our directors who beneficially owned more than 1% of our issued ordinary shares as of April 1, 2013.  As of April 1, 2013, we had 37,184,961 ordinary shares outstanding.

Name	Ordinary Shares beneficially held		% of Outstanding Ordinary Shares as of April 1, 2013	Number of outstanding convertible securities		Exercise price	Expiration date
Tsviya Trabelsi (1)	16,982,654	(2)	45.67%
Menachem Mirski	673,317	(3)	1.81%	-		-	-
Directors and Named Executive Officers as a Group	17,665,971		47.51%	10,000	(4)	0.20	Options: December 2017

(1) Consists of securities beneficially held by Sigma Wave Ltd., or Sigma.  Sigma is controlled by her and her family members of Mrs. Tsviya Trabelsi, our Chairman of the Board.  As such, Mrs. Trabelsi may be deemed to beneficially own the shares held by Sigma.

(2) Includes (i) 8,957,654 ordinary shares held by Sigma, and (ii) 8,025,000 ordinary shares held by Mr. David Mimon as trustee for Sigma. Mr. Mimon is one of our directors and the brother of Mrs. Tsviya Trabelsi.

(3) Consist of 692,660 ordinary shares held by Homeland Security Capital Corporation (“HSCC”), which granted an irrevocable power of attorney to our Chairman of the Board to exercise 673,317 shares voting rights relating to our ordinary shares until the sale or transfer of such shares by HSCC to an unaffiliated third party in an arm’s-length transaction, which, according to our Board resolution from March 29, 2011, were transferred to Mr. Menachem Mirski.

(4) Includes options to purchase 10, 000 ordinary shares which are currently exercisable

(5) See notes 1 and 2 for the beneficial ownership of Mrs. Tsviya Trabelsi, our Chairman of the Board and Note 3 for the beneficial ownership of Mr. Menachem Mirski, our director. Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, and which are exercisable) and has therefore not been separately disclosed.
All of our ordinary shares have identical voting rights.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a new stock option plan under which we now issue stock options (the “Option Plan”). The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Israeli Companies Law, administered by the Audit Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any option, which are forfeited or canceled before expiration, become available for future grants. As of December 31, 2012; 393,047 options were exercisable and 548,047 options were outstanding.

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

On August 11, 2011, we issued fully vested options to purchase up to 300,000 of our ordinary shares to a former officer as part of the Creditor Arrangement (see also Item 4.A). The options (the fair market value of which was estimated to be $36,000, based upon the market price of our shares on the date when the extinguishment was determined) have an exercise price of $0.00. All the 300,000 options were exercised in December 2012, by the former officer.

On August 24, 2011, we issued options to purchase up to 385,000 of our ordinary shares to our certain employees. The options (the fair value of which was estimated to be $18,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.20, 230,000 of them vested during 2012, and the remaining 155,000 will vest on January 1, 2013. The options have a term of ten years from the date of grant.

No options were issued during the year 2012.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	2,163,857	0.79	1,404,219	1.23	1,489,176	1.34
Granted	-	-	835,000	0.11	-	-
Exercised	(342,121)	0.00	(10,007)	0.02	(11,007)	0.016
Canceled and forfeited	(1,273,689)	1.61	(65,355)	1.74	(73,950)	3.52
Outstanding at end of year	548,047	0.97	2,163,857	0.79	1,404,219	1.23
Exercisable at end of year	393,047	1.27	1,778,857	0.92	1,404,219	1.23

The weighted average fair value of options granted during the reported periods (excluding options exercisable for 300,000 of our ordinary shares granted in 2011 as part of the extinguishment of liabilities) was $0.05, per option, for the years ended December 31, 2011. No options were granted in 2010 and 2012

In 2011, the fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the 2011 grants: risk-free rate of 0.76%, dividend yield of 0%, expected volatility factor of 176.54%, and expected term of 4.64 years.

The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized Compensation expenses recognized by the Company related to its share-based employee compensation awards were $7, $10, and $14 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2012	2011	2010
	$	$	$

Cost of revenues	1.5	2	3
Research and development expenses	4	5	2
Selling and marketing expenses	-	-	3
General and administrative expenses	1.5	3	6

	7	10	14

The options outstanding and exercisable as of December 31, 2012, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2012	Weighted average exercise price	Aggregate intrinsic value
$

$0.00 - 0.20	445,997	6.74	0.15	-	290,997	0.13	-

$2.47 - 3.38	14,450	1.24	3.06	-	14,450	3.06	-
$4.12 - 4.64	42,400	3.94	4.44	-	42,400	4.44	-
$5.00 - 5.24	45,200	2.08	5.10	-	45,200	5.10	-

	548,047		0.97		393,047	1.27

The total intrinsic value of options exercised during the years ended December 31, 2012 2011 and 2010 was $0, $1, and $1, respectively, based on the Company’s average stock price of $ 0.14, $0.10, and $0.14, during the years ended on those dates respectively.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2012 and changes during the year ended December 31, 2012 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2012	385,000	$0.05
Granted
Vested (including cancelled and exercised)	(230,000)	0.05
Forfeited	-	-
Non-vested at December 31, 2012	155,000	$0.05

As of December 31, 2012, there was $3 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.    Major Shareholders and Related Party Transactions.

A.	Major shareholders

The following table lists the beneficial ownership of our securities as of April 1, 2013 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of April 1, 2012, - 37,184,961 of our ordinary shares were outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of April 1, 2013, and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. None of the following major shareholders have different voting rights from the other holders of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Wave Ltd. (1)	16,982,654	45.67%
Eliyahu Trabelsi(2)	3,393,052	9.12%

(1)
Sigma is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her. As such, Mrs. Trabelsi may be deemed to beneficially own the shares held by Sigma. Includes (i) 8,957,654 ordinary shares held by Sigma, and (ii) 8,025,000 ordinary shares held by Mr. David Mimon as trustee for Sigma. Mr. Mimon is one of our directors and the brother of Mrs. Tsviya Trabelsi.

(2)	Includes (a) 3, 393, 052 ordinary shares. Mr. Eliyahu Trabelsi is the brother of Mr. Arie Trabelsi and is disclaiming beneficial ownership of Mr. Arie Trabelsi' shares.

As of April 1, 2013, based on the information available to us, we had in the United States approximately 22 registered holders of our ordinary shares, representing approximately 15% of our total ordinary shares registered at that date.

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

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the Chairman of the Board of Directors, effective July 25, 2010. We recorded during 2010 an expense of $75 related to the former consulting agreement. In addition, on July 8, 2010, we entered into a Services Agreement with the former Chairman of the Board of Directors and as of that date one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with ongoing consulting services as may be reasonably required by the Company, for a consideration of 2% of the Company’s gross receipts from a major customer and indemnification of reasonable costs and expenses incurred by the Service Provider.

During 2012, 2011 and 2010, we recorded an expense of $ 24, $130 and $83, respectively, in accordance with the Services Agreement, which was terminated On July 7, 2012

On July 8, 2010, the Board of Directors accepted the resignation from the board of directors of the member of the Company's Board of Directors, effective immediately. The Company recorded during 2010 an expense of $53 related to the former consulting agreement. In addition, on July 8, 2010, we entered into a Services Agreement with the former member of the Board of Directors and as of that date one of the Company’s major shareholders (the “Service Provider”), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the Service Provider will provide the Company with management services with respect to the Company’s certain project for a consideration of (i) a monthly fee of $3, (ii) indemnification of reasonable costs and expenses incurred by the Service Provider, and (iii) the Company will provide the Service Provider with a cellular phone and an automobile. We shall also grant the Service Provider options to purchase up to 50,000 ordinary shares of the Company according to terms to be determined by the Board of Directors, which terms have not yet been determined by the date of approval of the financial statements.

During 2012, 2011 and 2010, the Company recorded an expense of $18, $63 and $38, respectively, in accordance with the Services Agreement, which was terminated On July 7, 2012.

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

During 2012, 2011 and 2010, the Company recorded an expense of $19, $39 and $21, respectively, in accordance with the Services Agreement which was terminated On July 7, 2012

As part of the Debt to Equity Conversion plan of the Company and in accordance with their Services Agreement, the abovementioned Service Providers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010 which total amount was $245 and agreed to repayment in 1,083,071 warrants to purchase ordinary shares of the Company as consideration for the entire debts due. The fair value of the warrants was estimated as $130. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain. During 2012, 712,808 warrants were exercised.

 On July 25, 2010, the Board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as the Chairman of the Board of Directors. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company; and is also the wife of the Company’s chief executive officer and the sister of one of the members of the Company’s board of directors. On May 12, 2011, the special general meeting approved the Service Agreement of the Company’s chairman of the board of directors whereby, her monthly fee will be calculated every month at 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company shall bear all reasonable costs and expenses incurred by the chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned from the board effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. The general Assembly on December 27, 2012, approved the appointment of Mrs. Tsviya Trabelsi as its new Chairman, Her management services fees are subjected to the approval of the next general meeting and are expected to be the same as those approved by the general assembly on May 2011

Mr. Trabelsi has served as the chief executive officer of the Company from November 1, 2010 until November 12, 2011, and from June 1, 2012, and has served as the chairman of the Company’s board from December 12, 2011. Mr. Arie Trabelsi is a director of Sigma Wave Ltd., which is the controlling shareholder of us; His employment agreement is subjected to the approval of the next general meeting.

As of December 31, 2012, we accrued $226 as expenses arising from all related parties providing consulting services.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. Tsviya Trabelsi and Mr. Arie Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of us, such as to a bank (see Item 4.A. under the caption “Recent Developments”) and in order to secure short-term loans that are given by them from time to time to us

Regarding transactions with a convertible bond holder, Sigma, see Items 4A and 5B

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

Sales in Israel during each of the years 2012, 2011 and 2010 was $86,000, $80,000 and $83,000, respectively. Export sales during each of the years 2012, 2011 and 2010 was $8,854,000 (99% of the total sales volume), $7,842,000 (99% of the total sales volume) and $7,306,000 (99% of the total sales volume), respectively.

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

(A) In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the “Department”) filed with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) a claim to declare Contract No. 10/82 (the “Contract”), dated April 9, 2002, between us and the Ministry of Internal Affairs of Ukraine (the “Ministry”) void due to defects in the proceedings by which we were awarded the Contract. In July, 2004, the Arbitration Court declared the Contract void. On April 27, 2005, we appealed the decision in the High Commercial Court of Ukraine. In May, 2005, the Department filed with the Arbitration Court a new statement of claim for restitution of $1,047,740, paid to us by the Department under the Contract. On September 27, 2005, we received a negative award issued by the Arbitration Court in the second claim (the “Award”). On December 12, 2005, we were informed that the Supreme Court of Ukraine had dismissed our appeal regarding the July, 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Arbitration Court award was valid and legal under applicable law.

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

(B) On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of SuperCom Ltd., received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber (“IAC”), in a case against the Ministry of Interior of the Slovak Republic relating to the agreement on delivery of Technology, Cooperation and Services signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,438,000 as of December 31, 2011) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $55,000 as of December 31, 2011) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $82,000 as of December 31, 2011). We have begun an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September, 2005, the commercial court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the Commercial Court’s decision have been unsuccessful.

(C) On December 16, 1999, Secu-Systems Ltd. (“Secu-systems”) filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against us and InkSure Ltd. (“InkSure”) (our former subsidiary, which became a subsidiary of InkSure Technologies, Inc.) seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, Secu-systems asserted claims of breach of a confidentiality agreement between Secu-systems and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to Secu-systems by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to Secu-systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-systems. In addition, the Court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to Secu-systems compensation in the sum of NIS 100,000 ($26,000 as of December 31, 2011) and legal expenses as well as attorney’s fees in the sum of NIS 30,000 ($8,000 as of December 31, 2011). Secu-systems has filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above.

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

Following the said agreement in principle, a binding mediation agreement was signed by the parties, and on September 1, 2010, a mediation session was held. On November 30, 2010, the mediator determined that the sum we will have to pay to Secu-System is NIS 893,000 (approximately $239,000 as of December 31, 2012). On January 30, 2012, the parties submitted to the Court a request to approve the mediation agreement. The mediation agreement was approved by the Court on February 5, 2012. During 2011 and 2012 we have paid in full our obligation in total amount of NIS 893,000 (approximately $239,000 as of December 31, 2012).

As of December 31, 2012 there is no liability related to this litigation, and the litigation is closed.

(D) On May 7, 2012, a supplier of us filed a lawsuit with the Magistrate Court in Tel Aviv in the amount of NIS 360,199 (approximately $96 as of December 31, 2012) claiming mainly for payments of products which were supplied during 2011 and for payments for products which were purchased by the supplier but were refused to be received by us due to our dissatisfaction in respect of the supplied products. We are denying the supplier’s claims and have our own claims against the supplier in respect of the quality of the products supplied by him. We had filed with the Court an objection to the Claim and a petition for a recovery by the supplier of the Company direct loses due to the supplier lack of performance. Our objection and petition rely on what we believes to be well-based evidence which we have against the Supplier lack of performance, major delays in delivery of products, and poor workmanship with some of the products manufactured by the supplier. A preliminary court session was held regarding the Petition, and additional court sessions are scheduled for July 2013. The balance of accounts payable with respect to the supplier as of December 31, 2012 is approximately $46, which represents the value of the supplied products during 2011. No additional provision has been recognized with respect to the supplier's claim.

Dividend Policy

Under the Israeli Companies Law, dividends may only be paid out of profits legally available for and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due.  In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the profits test, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due.  If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

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

There are no significant changes that occurred since December 31, 2012, except as otherwise disclosed in this Annual Report and in the annual consolidated financial statements included in this Annual Report.

ITEM 9.    The Offer and Listing.

A.	Offer and Listing Details

The tables included below set forth information regarding the price history of the ordinary shares on the Euronext Brussels stock market and the OTC Bulletin Board/NASDAQ/ OTC Market for the periods indicated.

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

Following the delisting from the NASDAQ, as of the open of business on October 1, 2009, we had been advised by OTC Markets Inc., which operates an electronic quotation service for securities traded over-the-counter, that our securities were immediately eligible for quotation in the OTC. Our ordinary shares are currently quoted under the ticker symbol “SPCBF”, after a ticker changed approved on March 18,2013.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in U.S. dollars as reported on the NASDAQ Europe stock market or the Euronext Brussels stock market, as applicable until August 4, 2008 (conversion to U.S. dollars is based on the exchange rate published by the Bank of Israel). The following table also shows, for the periods indicated, the high and low closing prices of our ordinary shares on the OTC Market or OTC Bulletin Board Market or NASDAQ, as applicable.

The Company has not issued any securities in connection with a pre-emptive issue.

Period	European Market		US Market
	Per share ($)		Per share ($)
	High	Low	High	Low
Annual
2008	3.90(1)	2.40(1)	4.69	0.29
2009	N/A	N/A	0.68	0.20
2010	N/A	N/A	0.29	0.05
2011	N/A	N/A	0.14	0.04
2012	N/A	N/A	0.20	0.01
Financial quarters
2011
First quarter	N/A	N/A	0.13	0.06
Second quarter	N/A	N/A	0.14	0.04
Third quarter	N/A	N/A	0.12	0.04
Fourth quarter	N/A	N/A	0.12	0.05
2012
First quarter	N/A	N/A	0.17	0.02
Second quarter	N/A	N/A	0.20	0.04
Third quarter	N/A	N/A	0.20	0.01
Fourth quarter	N/A	N/A	0.17	0.01
2013
First quarter	N/A	N/A	0.4	0.05
Most recent six months
March 2013	N/A	N/A	0.44	0.06
February 2013	N/A	N/A	0.11	0.06
January 2013	N/A	N/A	0.14	0.05
December 2012	N/A	N/A	0.15	0.01
November 2012	N/A	N/A	0.15	0.03
October 2012	N/A	N/A	0.17	0.01

On April 5, 2013, the last reported sale price of our ordinary shares on OTC was $0.32 per share.

Lack of Liquidity

The delisting of our ordinary shares from the NASDAQ market significantly affects the ability of investors to trade our securities and negatively affects the liquidity of our ordinary shares. In addition trading in our ordinary shares may become subject to the "penny stock" regulations adopted by the SEC. These regulations generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, such as if the issuer of the security has net tangible assets in excess of $2,000,000. The market price of our ordinary shares is currently less than $5.00 per share and our net tangible assets as of December 31, 2012 were approximately $3,743,000. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires:

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

Since November 5, 2004, our ordinary shares have also traded on the OTC Bulletin Board under the symbol "SPCBF.OB," which, following our then name change became “VUNCF.OB.” Since August 23, 2007, our ordinary shares were approved for trading on NASDAQ under the symbol “VUNC” and the trade on the OTC Bulletin Board ceased. On October 1, 2009 our ordinary shares started being quoted under the ticker symbol “VUNCF” on the OTC Market. which, following our recent name change became “SPCBF"

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

We are authorized to issue 52,000,000 ordinary shares par value NIS 0.0588235 per share, of which 37,184,961 ordinary shares were outstanding as of April 1, 2013.

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

Approval of a Compensation Policy for Office Holders

In accordance with recent amendments to the Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy needs to be approved no later than September 2013 by the board of directors, after consideration of the recommendations of the compensation committee and by the majority of the company's shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy even if not approved by the shareholders as described above, provided that the compensation committee and the board of directors determine, following an additional discussion and based on detailed reasons, that it is for the benefit of the company to adopt such compensation policy.  We intend to comply with these new requirements of the Israeli Companies Law within the required time frame.

Commencing as of December 2012, any changes to compensation terms of Officers are to be approved in accordance with the principles set forth in such amendments to the Israeli Companies Law as if a compensation policy was already in force. In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy. (See also Item 6. Directors, Senior Management and Employees - Board Practices - Compensation Committee.)

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder (including the provision of services to the company), require the approval of the audit committee or the compensation committee, as applicable, the Board of Directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least one-half of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than two percent of the voting rights in the company.

Agreements and extraordinary transactions with a term exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Certain types of extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval.  In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 25% for the 2012 and 2013 tax years. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the "Tax Ordinance"), which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at the rate of 25% for future tax years.

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

We value part of our expenses in some of our international operations, such as Israel, in each country's local currency, and therefore are subject to foreign currency exchange risk. However, through December 31, 2011, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates; we have incurred an income of $56,000 in the year ended December 31, 2012 due to fluctuations in foreign exchange rates. We do not use financial instruments to hedge operating expenses in Israel that are valued in local currency. We intend to continue to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

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

ITEM 12.   Description of Securities Other than Equity Securities.

Not applicable.

PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies.

A.	None

B.	None.

ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

ITEM 15.   Controls and Procedures.

Disclosure Controls and Procedures

Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2012. Our disclosure controls and procedures include components of our internal control over financial reporting. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of December 31, 2012, were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2012, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled “Internal Control – Integrated Framework.”

Based on that assessment, our Chief Executive Officer and Chief Financial Officer have concluded that we had maintain effective internal control over financial reporting.

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

ITEM 16A.                      Audit Committee Financial Expert

Our Board of Directors has determined that Messrs. Avi Ayash and Shlomit Sarusi, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act Rules, and are independent in accordance with applicable Exchange Act rules. The relevant experience of each of them is summarized in Item 6A-"Directors and Senior Management".

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

ITEM 16C.                      Principal Accountant Fees and Services

Deloitte Brightman Almagor Zohar & Co. a member firm of Deloitte Touche Tohmatsu serves as our principal independent registered public accounting firm for the financial year 2012  and Fahn, Kanne & Co., a member of Grant Thornton, has served  as our principal independent registered public accounting firm for the FY 2011,  and.
The following table presents the fees to our external auditors for professional services rendered in the years ended December 31, 2012 and 2011:

	2012	2011
Audit Fees	40,000	61,000
Audit-Related Fees	-	-
Tax Fees	5,000	5,000
Total	45,000	66,000

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

None.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.  Corporate Governance

Not applicable.

ITEM 16H.  Mine Safety Disclosure

Not applicable.

PART III
ITEM 17.   Financial Statements.

Not applicable.

ITEM 18.   Financial Statements.

SUPERCOM LTD.
2012 ANNUAL REPORT

INDEX TO THE FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F- 2
CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated balance sheets	F-3 - F-4
Consolidated statements of operations	F-5
Consolidated statements of changes in shareholders’ equity	F-6
Consolidated statements of cash flows	F-7 - F-8
Notes to consolidated financial statements	F-9 - F-40

The amounts in the Financial Statements are stated in U.S. dollars ($) in thousands.

SUPERCOM LTD (FORMERLY VUANCE) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
SuperCom Ltd. (formerly Vuance ltd.)

We have audited the accompanying consolidated balance sheets of SuperCom Ltd and subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SuperCom Ltd. and subsidiaries as of December 31, 2012, and the results of their operations, and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March  21, 2013

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$225	$215
Trade receivables (net of allowance for doubtful accounts of $ 1,726 and $ 134 as of December 31, 2012 and 2011, respectively)	1,598	1,542
Deferred tax short term	516	-
Other accounts receivable and prepaid expenses (Note 3)	311	105
Inventories, net (Note 4)	280	269

Total current assets	2,930	2,131

Severance pay fund	203	228
Deferred tax long term	517	-

Property and equipment, net (Note 6)	93	96

Total assets	$3,743	$2,455

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$101	$112
Trade payables	1,780	2,439
Employees and payroll accruals	138	139
Accrued expenses and other liabilities (Note 8)	777	2,164
Convertible bonds (Note 11)	-	2,519
Short-term loan and others	-	456

Total current liabilities	2,796	7,829

LONG-TERM LIABILITIES:

Accrued severance pay	236	227

Total long-term liabilities	236	227

SHAREHOLDERS':
Share capital: Ordinary shares of NIS 0.0588235 par value -
Authorized 52,000,000 shares as of December 31, 2012;
Issued and outstanding: 36,769,757 and 12,035,272 shares as of December 31, 2012 and 2011, respectively	574	192
Additional paid-in capital	43,518	41,713
Amount of liability extinguished on account of shares	127	819
Accumulated deficit	(43,508)	(48,325)

Total shareholders' equity (deficiency)	711	(5,601)

Total liabilities and shareholders' equity	$3,743	$2,455

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010

Revenues	$8,940	$7,922	$7,389
Cost of revenues	1,619	3,306	2,057
Gross profit	7,321	4,616	5,332

Operating expenses:
Research and development	313	462	386
Selling and marketing	3,060	3,505	4,405
General and administrative	857	732	1,985
Other expenses (income)	1,085	(137)	(396)
Total operating expenses	5,315	4,562	6,380

Operating income (loss)	2,006	54	(1,048)
Financial income (expenses), net	1,805	990	(678)

Income (loss) before income tax	3,811	1,044	(1,726)
Income tax	1,006	(25)	(50)

Net income (loss) from continuing operations	4,817	1,019	(1,776)
Loss from discontinued operations	-	-	(189)

Net income (loss)	$4,817	$1,019	$(1,965)

Earnings (loss) per share from continuing operations:
Basic	$0.18	$0.11	$(0.29)
Diluted	$0.13	$0.09	$(0.29)

Loss per share from discontinued operations basic and diluted:	-	-	$(0.03)

Net earnings (loss) per share:
Basic	$0.18	$0.11	$(0.32)
Diluted	$0.13	$0.09	$(0.32)

Weighted average number of ordinary shares used in computing basic earnings (loss) per share	27,475,448	9,126,327	6,177,862

Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	34,664,459	11,710,254	6,177,862

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares	Share capital		Additionalpaid-in capital	Amount of liability extinguished on account of shares	Accumulated deficit	Total shareholders' equity
	$	$		$	$	$	$

Balance as of January 1, 2010	5,724,421	89		41,019		(47,379)	$(6,271)
Issuance of shares in connection with acquisition of Intelli-Site (see Note 1a)	6,932	-	*	-	-	-	-*
Issuance of shares (Note 12f)	1,538,461	24		176	-	-	200
Exercise of options	11,007	-	*	-	-	-	- *
Warrants issued in connection with extinguishments of liabilities (see Note 1d)	-	-		147	-	-	147
Stock- based compensation	-	-		18	-	-	18
Net loss	-	-		-	-	(1,965)	(1,965)
Total comprehensive loss
Balance as of December 31, 2010	7,280,821	113		41,360	-	(49,344)	$(7,871)
Exercise of options	10,007	-	*	-	-	-	- *
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1d and 12d)	4,744,444	79		343	819	-	1,241
Stock- based compensation	-	-		10	-	-	10
Net income	-	-		-	-	1,019	1,019

Balance as of December 31, 2011	12,035,272	192		41,713	819	(48,325)	$(5,601)
Exercise of options	342,121	5		(5)	-	-	0
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1d and 12d)	24,392,364	377		1,810	(692)	-	1,495
Stock- based compensation	-	-		-	-	-	0
Net income	-	-		-	-	4,817	4,817

Balance as of December 31, 2012	36,769,757	574		43,518	127	(43,508)	711

*Less than $1.
The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:	$	$	$

Net income (loss)	4,817	1,019	(1,965)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	31	28	53
Accrued severance pay	9	(27)	(47)
Stock-based compensation	-	10	18
Amortization of discount on convertible bonds		-	20
Deferred tax	(1,033)
Capital loss on disposal of property and equipment	-	6	-
Capital gain on sale of subsidiary	-	-	(272)
Capital gain on extinguishments of liabilities	(2,230)	(2,149)	(124)
Decrease (increase) in trade receivables, net	(55)	(790)	105
Decrease (increase) in other accounts receivable and prepaid expenses	(206)	283	(105)
Decrease (increase) in inventories, net	(11)	(72)	(132)
Increase (decrease) in trade payables	(659)	1,466	(2)
Increase (decrease) in employees and payroll accruals	(1)	3	(311)
Increase (decrease) in advances from customer	-	(1,010)	973
Increase (decrease ) in accrued expenses and other liabilities	(638)	1,044	577

Net cash used in operating activities	24	(189)	(1,212)

Cash flows from investing activities:
Purchase of property and equipment	(28)	(23)	(4)
Proceeds from sale of property and equipment	-	3	-
Proceeds from sale of operations net of cash sold (Appendix B)	-	-	397
Sale of subsidiary net of cash sold	-	-	(3)
Decrease in severance pay fund	25	6	49
Restricted cash deposits, net	-	130	200

Net cash provided by investing activities	(3)	116	639

Cash flows from financing activities:
Short-term bank credit, net	(11)	112	-
Principle repayment of convertible bonds	-	(21)	(86)
Issuance of share capital, net of issuance costs	-	-	200
Proceeds from exercise of options and warrants, net	- *	- *	- *
Payment of liability to a former owner of an acquire	-	-	-

Net cash (used in) provided by financing activities	(11)	91	114

Increase (decrease) in cash and cash equivalents	10	18	(459)
Cash and cash equivalents at the beginning of the year	215	197	656

Cash and cash equivalents at the end of the year	225	215	197

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Supplemental disclosure of cash flows information:	$	$	$

Appendix A:
Sale of operations net of cash sold:
Assets and liabilities of the operations, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	-	(208)
Property and equipment, net	-	-	88
Intangible assets, net	-	-	517

	-	-	397
Appendix B:
Sale of subsidiary net of cash sold:
Assets and liabilities of the subsidiary, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	-	(276)
Property and equipment, net	-	-	4
Long-term liability	-	-	(3)
Capital gain on sale of subsidiary	-	-	272

	-	-	(3)

Cash paid during the year for:
Interest	5	6	-
Income taxes, net	27	25	50

Supplemental disclosure of non-cash investing and financing activities:
Extinguishments of liabilities credited to shareholder’s equity ( Note 1d)	1,492	1,220	147
Issuance of shares to service providers and officer	-	21	-

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

a.
Supercom Ltd. (the “Company") was incorporated in 1988 in Israel. The Company’s ordinary shares have been listed for trade on the OTC Market, which operates an electronic quotation service for securities traded over-the-counter, since October 1, 2009, under the ticker symbol “SPCBF”. On January 24th, 2013 the Company has returned to its original name SuperCom Ltd. from the name Vuance Ltd.

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

The Company's subsidiaries includes: Vuance Inc. incorporated in the United States (see b below regarding the presentation of certain activity of Vuance Inc as discontinued operations), Vuance RFID Inc., (incorporated in Delaware) (see b below regarding the presentation of certain activity of Vuance RFID as discontinued operations), S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007, and focused until 2009 on executing perimeter security and a border control project at a European International Airport, PureRFid, Inc. (incorporated in Delaware) which focuses on the marketing and selling of the Company’s active RFID solutions and until October 21, 2010 SuperCom Asia Pacific Limited incorporated in Hong Kong which focused on marketing (see c below). As of December 31, 2012, all the Company’s activities were concentrated mainly through Supercom Ltd. and PureRFid, Inc.

Regarding the sale of certain assets and liabilities of Vuance Inc in January 2010, see b below.

On March 25, 2009, the Company, through its subsidiary, Vuance Inc., completed the acquisition of certain assets and liabilities of Intelli-Site, Inc. (“Intelli-Site”). The purchase price was $262 payable in cash and in shares of the Company (which were subject to a certain lock up mechanism) and included a contingent consideration of up to $600 based upon certain conditions.

The results of operations of Intelli-Site were included in the consolidated financial statements of the Company commencing April, 2009. However, during the first quarter of 2010, this activity (including the contingent consideration related to it) was sold, see b below.

b.	Discontinued operations

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

SUPERCOM LTD. AND SUBSIDIARIES

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

The results of the discontinued operations are as follows:

Year ended
December 31,2010
$

Revenues	541
Cost of revenues	(497)
Research and development	(96)
Selling and marketing	(105)
General and administrative	(28)
Financial expenses	(4)
Impairment of goodwill and other intangible assets	-
Net loss	$(189)

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Sale of subsidiary:

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

On July 18, 2011, the Discrict Court decided not to approve the Company’s application, mainly due to an objection to the proposed arrangement filed by one of the Company’s secured creditors, Special Situations Funds ("SSF"), which later assigned its bond on November 8, 2011 to Mr. Eliyahu Trabelsi (see also Notes 11 and 13f). In February 2012, following the approval of the board of directors, the Company decided to proceed with the arrangement which was approved by its general meeting without further proceeding in the District Court subject to its creditors agreements.

As of December 31, 2010, certain creditors with a total outstanding debt of $271 had accepted the Company's debt arrangement proposal. The Company allotted for those certain creditors a total of 1,206,142 warrants to purchase ordinary shares of the Company (see also Note 12f2). In accordance with ASC Topic 470-50-40, the Company recorded an amount of $124 as a gain from extinguishment of debts based on the difference between the carrying amount of the liabilities extinguished ($271) and the fair value of the warrants allotted ($147), which was credited directly to additional paid-in capital.

During 2011, Certain creditors with a total outstanding debt of $3,369 had accepted the Company's debt arrangement proposal. The Company allotted for those certain creditors a total of 1,081,871 warrants and 300,000 options (with exercise price of nil) to purchase ordinary shares of the Company and 13,538,844 ordinary shares of the Company (see also Note 11). In accordance with ASC Topic 470-50-40, the Company recorded an amount of $2,149 as a gain on extinguishment of debts based on the difference between the carrying amount of the liabilities extinguished ($3,369) and the fair value of the warrants and options allotted ($1,220), which was credited directly to additional paid-in capital (see also Note 12).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

d.	Extinguishment of liabilities (cont.)

In a certain arrangement that was subject to the approval of the board of directors, following such approval, during 2012, certain creditors including Sigma Wave Ltd (“Sigma”) and Mr. Eliyahu trabelsi, a convertible bond holders, had accepted the Company's debt arrangement proposal for a total amount of $3,910 its outstanding debt. The Company allotted to Sigma and Mr. Eliyahu Trabelsi a total of 14,585,155 ordinary shares of the Company (see also Note 11). In accordance with ASC Topic 470-50-40, the Company recorded an amount of $2,417 as a gain on extinguishment of debts based on the difference between the carrying amounts of the liability extinguished $3,910 and the fair value of the ordinary shares granted $1,240, which was credited directly to share capital $221 and additional paid-in capital $1,019  and Amount of liability extinguished on account of shares $127, and waarant in fair value $124.

e.	Concentration of risk that may have a significant impact on the Company:

Throughout the reporting periods the Company derived most of its revenues from two major customers. See also Note 14c.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

f.
During the year 2010, the Board of Directors had elected new board of directors recommended by Sigma Wave. Sigma had decided to acquire BH Bond(see Note 11) in order to initiate a Voluntary Debt to Equity Conversion of the main company liabilities to the bond holders and to certain company creditors. The Conversion which was completed in 2012, reduced the company liabilities by over $6 million.

The company had implemented a restructuring plan starting at the Q4 of 2010, consist of (i) major reduction of the operating expenses, by G&A cost cutting and optimization of the Sales global network (ii) expanding Gross Profit margin by negotiation of a better terms with supplier and subcontractors.(iii) sales of unprofitable subsidiaries and cutting cost in other global subsidiaries (iv)discontinue of un synergic activities and  divisions (v) increase of  sales in the company core competence markets.(vi) increased activities in more lucrative and rapid growing verticals markets(vii) the company have brought on board new and highly experienced executives and market experts to support the company broadening activity.

Starting at Q4 of 2010,  the company had demonstrated improvement in all operational and financial parameters;  Positive operation profit in Q4 of 2010,  completion of  the FY 2011 with $1 million net profit, FI 2012 with $4.8 million net profit, $2 million operating profit, and positive cash flow.

Management believed that for the FY 2013 and 2014, the company will continue with positive financial and operational performance; net profit and positive cash from operation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to allowance for doubtful account and contingencies.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries in Israel and the United States. Material intercompany transactions and balances were eliminated upon consolidation. Material profits from intercompany sales, not yet realized outside the group, were also eliminated.

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

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Inventories (cont.):

Raw  materials, parts and supplies - using the “moving average cost" method or the “first in first out” method.

Finished products - on the basis of direct manufacturing costs.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

i.	Impairment of long-lived assets and intangible assets:

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

j.
Convertible Bonds:

the company applied the provisions of ASC Topic 470 – 10 – 45 “Debt – Other presentation matters” with respect to a financing agreement signed after December 31, 2010 but before the issuance of the 2010 financial statements and accordingly, presented as of December 31, 2010, certain convertible bonds in a total amount of $4,262, as a long term liability.

k.	Accrued severance pay and severance pay fund:

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

Severance expenses for the years ended December 31, 2012, 2011 and 2010 amounted to  $10, $15 and $57, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

l.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation).

Product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred or services have been rendered, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2012, the Company had an allowance for customer returns in an amount of $6.

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

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

m.	Revenue recognition

In contracts that do not meet all the conditions mentioned above, the Company utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates.
As of December 31, 2011 and 2012, all the long-term contracts were completed and their related revenues were recognized in full.

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is entitled to royalties upon the issuance of certificates. Such royalties are recognized when the sales are reported to the Company (usually on a monthly basis).

n.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

o.	Research and development costs:

Research and development costs (other than software) are expensed as incurred.

p.	Income taxes:

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2012, 2011 and 2010 financial statements.

q.	Concentrations of credit risk:

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

The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 512,080,  2,733,688 and 4,557,840 for the years ended December 31, 2012, 2011 and 2010, respectively.

s.	Fair value of financial instruments:

At December 31, 2012 and 2011, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such financial instruments.

t.	Accounting for stock-based compensation:

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

u.	Discontinued operations:

The Company applies ASC Topic 205-20, "Presentation of Financial Statements - Discontinued Operation". According to ASC Topic 205-20, when a component of an entity, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, required to be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations if both of the following conditions are met: a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the company as a result of the disposal transaction, and b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. (See also Note 1b).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 3:-           OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011
	$	$

Prepaid expenses	138	21
Government institutions	106	56

Others	67	28

	311	105

NOTE 4:-          INVENTORIES, NET

	December 31,
	2012	2011
	$	$

Raw materials, parts and supplies	259	216
Finished products	21	53

	280	269

As of December 31, 2012 and 2011, the inventory is presented net of write offs, for slow inventory in the amount of approximately $57 and $74 respectively.

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
	$	$
Cost:
Computers and peripheral equipment	274	254
Office furniture and equipment	198	194
Leasehold improvements	29	24
	501	472
Accumulated depreciation:
Computers and peripheral equipment	253	246
Office furniture and equipment	143	128
Leasehold improvements	12	2
	408	376
Depreciated cost	93	96

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010, were $32, $28 and $47, respectively.

The property & equipment also include intangible assets in amount of $72, which been fully depreciation.

NOTE 7:-	BANK CREDIT

a.
On February 10, 2011 the Company received from an Israeli bank a credit line in an amount of $100. As of December 31, 2012 and December 31, 2011, the entire amount was utilized. The credit line is secured by the personal guarantee of the Company’s current and former chairmen of the board of directors.

b.	Regarding guarantees and liens - see Note 10b.

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2012	2011
	$	$

Accrued marketing expenses	-	541
Subcontractors of long term contract	-	252
Litigation provision	-	147
Related parties	387	414
Legal service providers	69	365
Withholding tax provision in respect of convertible bonds held by controlling shareholder	-	177
Other accrued expenses	321	268

	777	2,164

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2013.

In October, 2011, the Company signed lease agreements for new offices in Hertzliya, (Israel), for a period of two years commencing on October 1, 2011.

The monthly lease amount, including management fees of the leased property, is approximately $15.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2013	141
$141

b.	Guarantees, indemnity and liens:

1.
The Company issued on October 17, 2011 a bank guarantee to the services company of its new offices in Herzliya (see a above), in an amount of up to NIS62,662 ($16 as of December 31, 2011), which was replaced by a security deposit in an amount of NIS74,013($20 as of December 31, 2012)

2.
On April 29, 2012, the Company’s board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Company’s current and former chairmen of the board of directors, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company, such as to a bank (see Note 7a) and in order to secure short-term loans that are given by them from time to time to the Company.

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

1.       (cont.)

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

During the years 2009 until December 2011, several court sessions where held regarding the Petition, including a testimony of the independent arbitrator, while the Department’s witnesses (including the other two Ukrainian arbitrators) did not appear in court at the times scheduled for their testimonies.

On December 5, 2011 the Company submitted a summation in writing. However, the Department has not submitted its summation and its counsel even notified the Court that his appointment as the Department’s counsel had been cancelled.

On April 15, 2012, the Court gave its judgment, pursuant to the Court dismissed the Department’s Petition and also declared the Award null and void.

2.
On October 30, 2003, SuperCom Slovakia, a subsidiary (66%) of Supercom Ltd., received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to the Agreement on Delivery of Technology, Cooperation and Services signed on March 17, 1998.  Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia the amount of SKK 80,000,000 (approximately $3,464 as of December 31, 2012) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $56 as of December 31, 2012) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $84 as of December 31, 2012).  The Company has begun an enforcement proceeding to collect the arbitral awards.  The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award.  During September 2005, the Commercial Court of Vienna dismissed the claim.  On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal.  On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days.  On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal and the award became final. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful, and the company had hired new law firm(on a success based fee)  to support its enforce the award.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

3.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property.  On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the amount of NIS 100,000 ($26 as of December 31, 2012) and legal expenses as well as attorney’s fees in the amount of NIS 30,000 ($8 as of December 31, 2011) (which was paid during 2006). Secu-Systems has filed an appeal, and the Company and InkSure filed a counter-appeal, on the above ruling.

During the years thereafter several court sessions were held, judgments were made and appeals were filed by each of the parties.

On December 15, 2009, the court suggested that the parties try a mediation process in order to endeavor to come to an agreement. All the parties agreed to the suggestion.

In the course of the mediation process, during 2010, a mediation agreement in principle was reached,.

Followed On November 30, 2010, the mediator determined that the sum the Company will have to pay to Secu-System is NIS 893,000 (approximately $239 as of December 31, 2012). The mediation agreement was approved by the court on February 5, 2012.

During 2011 the Company paid NIS 535,800 (approximately $144 as of December 31, 2012), and during 2012 the Company paid NIS 357,200(approximately $94 as of December 31, 2012) As of December 31, 2012 there is no liability related to this litigation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

4.
On May 7, 2012, a supplier of the Company filed a lawsuit with the Magistrate Court in Tel Aviv in the amount of NIS 360,199 (approximately $96 as of December 31, 2012) claiming mainly for payments of products which were supplied during 2011 and for payments for products which were purchased by the supplier but were refused to be received by the Company due to dissatisfaction of the Company in respect of the supplied products. The Company is denying the supplier’s claims and has its own claims against the supplier in respect of the quality of the products supplied by him. The Company had filed with the Court an objection to the Claim and a petition for a recovery by the supplier of the Company direct loses due to the supplier lack of performance. The Company's objection and petition rely on what the Company believes to be well-based evidence which the Company has against the Supplier lack of performance, major delays in delivery of products, and poor workmanship with some of the products manufactured by the supplier. A preliminary court session was held regarding the Petition, and additional court sessions are scheduled for July 2013. The balance of accounts payable with respect to the supplier as of December 31, 2012 is approximately $46, which represents the value of the supplied products during 2011. No additional provision has been recognized with respect to the supplier's claim.

NOTE 10:-	INCOME TAX

a.	Changes in the Israeli corporate tax rates:

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

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the countries in which they are located.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 10:-	INCOME TAX (cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2012	2011
	$	$

Operating loss carry forward	10,631	11,128
Reserves and allowances	689	601

Net deferred tax assets before valuation allowance	11,320	11,729
Valuation allowance	(10,287)	(11,729)

Net deferred tax assets	1,033	-

Deferred income taxes consist of the following:
Domestic	5,632	6,892
Valuation allowance	(4,599)	(6,892)
Net deferred tax assets	1,033	-

Foreign	4,999	4,837
Valuation allowance	(4,999)	(4,837)

	-	-

As of December 31, 2011, the Company and its subsidiaries have provided a valuation allowance in a total amount of $10,287 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have net profit during the 2011 and 2012, the deferred tax assets are considered to be realized in the next 2 years.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 10:-	INCOME TAX (cont.)

d.	Carryforward tax losses:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2012, in an amount of approximately $22,528, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss in an amount of approximately $14,225 which may be carried forward and offset against capital gains for an indefinite period. Losses carryforwards in Israel are measured in NIS.

As of December 31, 2012, SuperCom's subsidiaries in the United States have estimated total available carryforward tax losses of approximately $14,282. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation, due to the Security Holding Corp. acquisition in 2007.

e.
SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2007.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

f.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2012	2011	2010
	$	$	$

Domestic	3,917	1,359	(1,275)
Foreign	(106)	(315)	(451)

	3,811	1,044	(1,726)

g.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2012	2011	2010
	$	$	$
Income (loss) before income tax, as reported in the consolidated statements of operations	3,811	1,044	(1,726)
Statutory tax rate in Israel	25%	24%	25%

Theoretical tax (benefit) expense	953	251	(432)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	(463)	(253)	486
Changes valuation allowance	(1,442)	-	-
Others	(54)	27	(4)

Actual income tax	(1,006)	25	50

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-        CONVERTIBLE BONDS

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

In November 2007, June 2008, August 12, 2009, following a breach of the original and the amended terms of the convertible bonds, the Company and the investor agreed to waive compliance and amend certain provisions of the Bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, , (ii) make monthly payments of $41 against the total amount due under the Bond over an eight (8) year period, and (iii) increase the number of warrants granted to 159,375 and amend their exercise price to $0.40 per share . The modification was determined to be a debt extinguishment.

On November 9, 2009, the Company entered into an Amendment Agreement (the “Amendment Agreement”) with SSF, the other investor (with a principal amount of $624), pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company, the Company and SSF agreed to waive compliance and amend certain provisions of the Bond to, among other things, (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward, (ii) make monthly payments of $10 against the total amount due under the Bond over an eight (8) year period, (iii) reducing the exercise price of the bond and the warrants to $3 and $0.40, respectively and, (iv) increase the number of warrants granted to 31,238.

On August 24, 2010, BH entered into an Absolute Assignment and Transfer of Bond and Warrant (“Assignment”) with Sigma Wave Ltd. (“Sigma”), an Israeli company and a Controlling shareholder of the Company. Pursuant to the Assignment, BH absolutely transfers, assigns and makes over unto Sigma all of its rights, title, obligations and interest in the Convertible Bonds and warrants accruing or growing due and outstanding as at the Closing Date (which later was determined as September 16, 2010) to BH,

On November 8, 2011, SSF sold, assigned and transferred to Mr. Eliyahu Trabelsi all of their rights under the Convertible Bonds and warrants.

The Assignments had no impact on the Company’s assets or liabilities or its financial results.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-        CONVERTIBLE BONDS (Cont.)

 As of December 31, 2010, the Company was in compliance with the covenants under the amended Convertible Bonds agreements with respect to bonds held by SSF.

During the year 2011, Sigma and Mr. Eliyahu Trabelsi had accepted the Company's debt arrangement proposal for an amount of $3,047 debt under the Convertible Bonds in accordance with the proposed arrangement of the extinguishment of liabilities (see Note 1d). The Company allotted to Sigma and Mr Trabelsi a total of 13,538,444 ordinary shares of the Company and recorded an amount of $2006 as a gain on extinguishment of debts based on the difference between the carrying amount of the liability extinguished ($3,047) and the fair value of the ordinary shares granted ($222), which was credited directly to share capital ($74) and additional paid-in capital ($148), and the fair value of the ordinary shares that the Company was committed to issue ($819). In addition an amount of $819 was credited directly to equity as “amount of liability extinguished on account of shares"

The actual allotment of 9,094,400 ordinary shares to a trustee of Sigma and to Mr. Eliyahu Trabelsi was completed in April, 2012 (see Note 11).

During 2012, Sigma Wave Ltd (“Sigma”) and Mr. Eliyahu trabelsi, convertible bond holders, had accepted the Company's debt arrangement proposal for a total amount of $3592 its outstanding debt. The Company allotted to Sigma and Mr. Eliyahu Trabelsi a total of 14,585,155 ordinary shares of the Company). In accordance with ASC Topic 470-50-40, the Company recorded an amount of $2,230 as a gain on extinguishment of debts based on the difference between the carrying amounts of the liability extinguished ($3,592) and the fair value of the ordinary shares granted ($1,367), which was credited directly to share capital ($221) and additional paid-in capital ($1,146).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL

a.	The Company's common stock is quoted under the ticker symbol “SPCBF” on the OTC Market , which operates an electronic quotation service for securities traded over-the-counter.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective for trading purposes. Pursuant to this reverse share split, each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value.

b.	During 2010, the Company increased its authorized share capital to 52,000,000 ordinary shares.

c.
During 2011, 300,000 ordinary shares, were issued as settlement of  liabilities to an officer in an aggregate amount of  $51. Regarding ordinary shares that were issued during 2010 under a private placement. Regarding ordinary shares that were issued during 2011 and after the balance sheet date, as a part of an extinguishment of liabilities, see Notes 11.

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

2.
During 2010 no options were granted.

On August 9, 2011, the Company issued options to purchase up to 150,000 shares to a former officer of the Company as part of his employment agreement. The options (the fair value of which was estimated at $6 have an exercise price of $0.11, vested immediately and will expire after five years.

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

During 2012 no options were granted.

3.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	2,163,857	0.79	1,404,219	1.23	1,489,176	1.34
Granted	-	-	835,000	0.11	-	-
Exercised	(342,121)	0.00	(10,007)	0.02	(11,007)	0.016
Canceled and forfeited	(1,273,689)	1.61	(65,355)	1.74	(73,950)	3.52
Outstanding at end of year	548,047	0.97	2,163,857	0.79	1,404,219	1.23
Exercisable at end of year	393,047	1.27	1,778,857	0.92	1,404,219	1.23

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.
A summary of the Company's stock option activity and related information is as follows (cont.):

The weighted average fair value of options granted during the reported periods (excluding 300,000 options granted in 2011 as part of the extinguishment of liabilities) was $0.05 per option for the year ended December 31, 2011. In 2010 and 2012 no options were granted.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2011 grants: risk-free rate of 0.76%, dividend yield of 0%, expected volatility factor of 176.54%  and expected term of 4.64  year.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $7, $10, and $14 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2012	2011	2010
	$	$	$

Cost of revenues	1.5	2	3
Research and development expenses	4	5	2
Selling and marketing expenses	-	-	3
General and administrative expenses	1.5	3	6

	7	10	14

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	A summary of the Company's stock option activity and related information is as follows (cont.):

The options outstanding and exercisable as of December 31, 2012, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2012	Weighted average exercise price	Aggregate intrinsic value
$

0.00 - $ 0.20	445,997	6.74	0.15	-	290,997	0.13	-

2.47 - $ 3.38	14,450	1.24	3.06	-	14,450	3.06	-
4.12 - $ 4.64	42,400	3.94	4.44	-	42,400	4.44	-
5.00 - $ 5.24	45,200	2.08	5.10	-	45,200	5.10	-

	548,047		0.97		393,047	1.27

The total intrinsic value of options exercised during the years ended December 31, 2012 2011 and 2010 was $0, $1, and $1, respectively, based on the Company’s average stock price of $ 0.14, $0.10, and $0.14, during the years ended on those dates respectively.

A summary of the status of the Entity’s non-vested options granted to employees as of December 31, 2012 and changes during the year ended December 31, 2012 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2012	385,000	$0.05
Granted
Vested (including cancelled and exercised)	(230,000)	0.05
Forfeited	-	-
Non-vested at December 31, 2012	155,000	$0.05

As of December 31, 2012, there was $3 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

f.	Private placements and warrants:

1.
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

During 2012, warrants to purchase up to 1,384,456 shares with an exercise price of $0.00 per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted is $124, based on the Company’s share market price at the date when the extinguishment was determined.

2.
A summary of the Company's warrants activity to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities), and related information is as follows:

	Year ended December 31,
	2012		2011		2010
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price(*)	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	3,002,859	0.36	2,157,002	0.36	658,706	2.70
Granted	1,384,456	0.00	1,081,871	0.00	1,759,988	0.05
Exercised	(712,808)	0.41	-	-	-	-
Canceled and forfeited	-	-	(236,014)	1.24	(261,692)	3.53
Outstanding at end of year	3,674,507	0.13	3,002,859	0.16	2,157,002	0.36
Exercisable at end of year	3.674,507	0.13	3,002,859	0.16	2,157,002	0.36

(*)	The Weighted average exercise price is after re-pricing of the exercise price related to the convertible bond holders.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

f.	Private placements and warrants (cont.):

2.         (cont.)

The warrants to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities), outstanding and exercisable as of December 31, 2012, have been separated into ranges of exercise prices as follows:

Range of exercise price	Warrants outstanding and exercisable as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
	-		$	$

$ 0.00	2,959,661	0.23	0.00	266
$ 0.15 - $ 0.65	633,846	2.05	0.21	-
$ 2.50 - $ 3.53	20,000	0.38	3.38	-
$ 4.42 - $ 4.85	61,000	1.07	4.72	-

	3,674,507		0.13

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

g.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

h.	Convertible bonds and warrants issued to the convertible bond holders – see Note 11.

NOTE 13:-	RELATED PARTY TRANSACTIONS

a.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former Chairman of the Board of Directors, who also was one of the co-founders of the Company.

In consideration of these consulting services, the Company has undertaken to pay $10.5 per month plus motor vehicle expenses. In addition the Company was required to pay $1.5 per month as a director’s fee. During 2009 the Company paid in cash $32, pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 13d below and regarding debt extinguishment during 2010, see Note 13e below.

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

During 2012 , 2011 and 2010, the Company recorded an expense of $ 24, $130 and $83, respectively, in accordance with the Services Agreement, which was terminated On July 7, 2012

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

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

During 2009 the Company paid in cash $22 pursuant to this agreement. Regarding the partial payment in options during 2009, see below Note 13d and regarding debt extinguishment during 2010 see Note 13e below.

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

During 2012, 2011 and 2010, the Company recorded an expense of $18, $63 and $38, respectively, in accordance with the Services Agreement, which was terminated On July 7, 2012.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

c.	On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company.

In consideration for these services, the Company was required to pay $4.6 per month plus motor vehicle expenses. During 2009 the Company paid in cash $15 pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 13d below and regarding debt extinguishment during 2010 see Note 13e below.

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

During 2012, 2011 and 2010, the Company recorded an expense of $19, $39 and $21, respectively, in accordance with the Services Agreement which was terminated On July 7, 2012

d.
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

e.
As part of the debt extinguishment plan of the Company (see also Note 1d) and in accordance with their Services Agreement, the abovementioned Service Providers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010 which total amount was $245 and agreed to repayment in 1,083,071 warrants to purchase ordinary shares of the Company as consideration for the entire debts due. The fair value of the warrants was estimated as $130. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain. During 2012,  589,737 warrants were exercised.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

f.
On July 25, 2010, the Board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as the Chairman of the Board of Directors. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company; and is also the wife of the Company’s chief executive officer and the sister of one of the members of the Company’s board of directors. On May 12, 2011, the special general meeting approved the Service Agreement of the Company’s chairman of the board of directors whereby, her monthly fee will be calculated every month at 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company shall bear all reasonable costs and expenses incurred by the chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned from the board effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011 and served as the chairman of the board effective immediately. The general Assembly on December 27, 2012, approved the appointment of Mrs. Tsviya Trabelsi as its new Chairman, Her management services fees are subjected to the approval of the next general meeting and are expected to be the same as those approved by the general assembly on May 2012

g.
Mr. Trabelsi serves as the chief executive officer of the Company from June 1, 2012, and has served as the chairman of the Company’s board from December 12, 2011. Mr. Arie Trabelsi is the sole director of Sigma Wave Ltd., which is the controlling shareholder of the Company, His management services fees are subjected to the approval of the next general meeting and are expected to be the same as those approved by the general assembly on May, 2012.

h.	As of December 31, 2012, the Company accrued $226 as expenses arising from all related parties providing consulting services.

SUPERCOM LTD. AND SUBSIDIARIES

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

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2012		2011		2010
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
East European country (*)	8,637	-	7,498	-	6,770	-

United States	217	17	344	24	536	37
Israel	86	76	80	72	83	73

	8,940	93	7,922	96	7,389	110

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

(*) Due to a demand of the customer, the name of the specific country cannot be disclosed.

b.	Summary of revenues from external customers of the continued operations based on products and services:

	Year ended December 31,
	2012	2011	2010
	$	$	$

Raw materials and equipment	3,856	5,822	3,822
Maintenance, royalties and project management	5,084	2,100	3,567

	8,940	7,922	7,389

c.	Major customer data as a percentage of total sales from external costumers of the continued operations:

	Year ended December 31,
	2012	2011	2010

Customer A	64%	95%	92%

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	OTHER (INCOME) EXPENSES

	Year ended December 31,
	2012	2011	2010
	$	$	$

Gain on prior years subcontract provision	(323)	-	-
Capital loss on disposal of property and equipment	-	6	-
Doubtful debt provision	1,595
Gain on extinguishment of debts (*)	(187)	(143)	(124)
Capital gain on sale of subsidiary	-	-	(272)
Net total	1,085	(137)	(396)

(*)	Comprised of the capital gain on extinguishment of working capital related liabilities (employees, service providers etc.). See also Note 1.

Bad debt

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning	provision	Balance at end
	of period	of period	of period
	USD
	(in thousands)

2010	3,470	(1,937)	1,553
2011	1,553	(1,419)	134
2012	134	1,592	1,726

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 16:-        FINANCIAL (EXPENSES) INCOME, NET

	Year ended December 31,
	2012	2011	2010
	$	$	$
Financial expenses:
Interest, amortization of discount, bank charges and fees (*)	(425)	(1,021)	(621)
Exchange differences	-	-	(57)

Total financial expenses	(425)	(1,021)	(678)
Financial income:

Gain on extinguishment of convertible bonds (**)	2,230	2,006	-
Exchange differences	-	5	-
Interest	-	-	-

Total financial income	2,230	2,011	-

Net total	1,805	990	(678)

(*)	In 2012, 2011 and 2010, includes expenses of $445, $968, and $586 related to convertible bonds, respectively. (See Note 11 above).

(**)	See Note 1

REPORT OF INDEPENDENT	Fahn Kanne & Co.
REGISTERED PUBLIC ACCOUNTING FIRM	Head Office
TO THE SHAREHOLDERS OF	Levinstein Tower
VUANCE LTD.	23 Menachem Begin Road
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

/s/ Fahn Kanne & Co. Grant Thornton Israel
May 9, 2012

ITEM 19.    Exhibits.

Exhibit Number	Description

1.11	Memorandum of Association of the Company.

1.27	Articles of Association of the Company.

2.11	Forms of Stock Certificates Representing ordinary shares.

4.11	The SuperCom Ltd. 1999 Employee Stock Option Plan (as Amended and Restated in 2002).

4.2(a)7	The SuperCom Ltd. 2003 Israeli Share Option Plan.

4.2(b)7	The SuperCom Ltd. 2007 U.S. Stock Option Plan

4.33	Asset Purchase Agreement by and among Intelli-Site, Inc., Integrated Security Systems, Inc., Vuance, Inc. and SuperCom Ltd. dated as of March 6, 2009.

4.45	Agreement for Purchase and Sale of Business Assets between Vuance, Inc. and OLTIS Security Systems International, LLC, dated as of January 9, 2010.

4.55	Asset Purchase Agreement between SuperCom Ltd., Vuance, Inc., WidePoint Corporation and Advance Response Concepts Corporation, dated as of January 29, 2010.

4.64	Subscription Agreement and Warrant Agreement between SuperCom Ltd. and Mr. Yitzchak Babayov, dated as of March 22, 2010.

4.76	Share Purchase Agreement for the sale of SuperCom Asia Pacific Ltd. between SuperCom Ltd. and Mr. Steven Slom, Adv. as trustee for an undisclosed purchaser, dated October 21, 2010.

4.86	Financing Agreement between SuperCom Ltd. and Sigma Wave Ltd., dated March 30, 2011.

8	List of Subsidiaries of SuperCom Ltd.

11.12	Code of Ethics.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.

15.17	Consent of Fahn, Kanne & Co., a member of Grant Thornton, dated May 9, 2012.

15.2	Consent of Deloitte Brightman Almagor Zohar & Co. a member firm of Deloitte Touche Tohmatsu dated April 24, 2013.

101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, and (iii) the Statements of Changes in Shareholders' Deficit, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

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
7    Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on May 9, 2012.

SIGNATURE

SuperCom Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: April 24, 2013