Form 20-F/A
period 2012-12-31
SuperCom Ltd
filed 2013-07-03
CIK 1291855

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
Amendment No. 1

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________ __________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 000-50790

SUPERCOM LTD.
(Formerly VUANCE LTD.)
 (Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Nolton House, 14 Shenkar Street, P.O.B 12190, Hertzliya Pituach 46725, Israel
(Address of principal executive offices)

Arie Trabelsi, CEO
SuperCom Ltd.
Nolton House, 14 Shenkar Street,
P.O.B 12190, Hertzliya Pituach 46725, Israel
 +972-9-8890850 (phone); +972-9-8890820 (fax)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

        Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, par value NIS 0.0588235 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   36,769,757 Ordinary Shares, nominal value NIS 0.0588235 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of SuperCom Ltd. (the “Company”) amends the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 that was filed with the Securities and Exchange Commission on April 24, 2013 (the “Original 20-F”).

This Amendment does not reflect a change in the results of operations of the Company or in any information in the Original 20-F other than:

•	to add the words "(expense) benefit” in a line item in the Consolidated Statements of Operations;

•	to include Item 16F which was inadvertently omitted in the initial filing;

•
to include the Report and Consent (as Exhibit 15.2) of Fahn, Kanne & Co., the Company’s former  Independent Registered Public Accounting Firm regarding the Company’s consolidated financial statements appearing in the Form 20-F; and

•	to revise the language in certain of the Notes to the consolidated financial statements to clarify the language therein.

No changes have been made to any of the numbers in the consolidated financial statements or the notes.

In order to comply with certain requirements of the SEC’s rules in connection with the filing of this Amendment No. 1, this Amendment No. 1 includes Item “16F. Change in Registrant’s Certifying Accountant” and Item 18 “Financial Statements.” This Amendment does not reflect events occurring after the filing of the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendments discussed above.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Original 20-F is attached to this Amendment.

i

ITEM 16F.	Change in Registrant’s Certifying Accountant

In November 2012, our board of directors and the audit committee approved our engagement of Brightman Almagor Zohar & Co. to audit our consolidated financial statements for the year ended December 31, 2012.  Our shareholders ratified such appointment on December 26, 2012.

In November 2012, we notified our former auditor, Fahn Kanne & Co., that our audit committee and board of directors had decided to engage a different firm to audit our consolidated financial statements for the year ended December 31, 2012. The reports of Fahn Kanne & Co. on the financial statements for 2010 and 2011 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principle, but were qualified regarding the uncertainty as to whether our company would continue as a going concern.

In connection with its audits for 2010 and 2011, there had been no disagreements with Fahn Kanne & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Fahn Kanne & Co., would have caused them to make reference thereto in their report on the financial statements for such years.

During the years ended December 31, 2010 and 2011, respectively, and through the date of appointment, neither we nor any person on our behalf has consulted with Brightman Almagor Zohar & Co. regarding either (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and (2) any matter that was the subject of a disagreement or reportable event pursuant to Item 304(a)(1)(iv) or (v) of Regulation S-K promulgated by the SEC.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit                     Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tomatsu
15.2	Consent of Fahn, Kanne & Co., a member of Grant Thornton
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

_____________
*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

2

SUPERCOM LTD AND SUBSIDIARIES

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
Tel-Aviv 66184, ISRAEL
P.O.B. 36172, 61361

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Vuance Ltd. and subsidiaries (the "Company") as of December 31, 2011 and the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vuance Ltd. and subsidiaries as of December 31, 2011, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1f to the financial statements included in the Company’s Annual Report on Form 20-F, but not presented herein, the Company has incurred substantial recurring losses and negative cash flows from operations and, as of December 31, 2011, the Company had a working capital deficit and total shareholders' deficit. These conditions, along with other matters as set forth in the aforementioned Note, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regards to these matters are also described in the aforementioned Note. The financial statements as of December 31, 2011 and for each of the two years in the period ended December 31, 2011 do not include any adjustments that might result from the outcome of this uncertainty.

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

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010

Revenues	$8,940	$7,922	$7,389
Cost of revenues	1,619	3,306	2,057
Gross profit	7,321	4,616	5,332

Operating expenses:
Research and development	313	462	386
Selling and marketing	3,060	3,505	4,405
General and administrative	857	732	1,985
Other expenses (income)	1,085	(137)	(396)
Total operating expenses	5,315	4,562	6,380

Operating income (loss)	2,006	54	(1,048)
Financial income (expenses), net	1,805	990	(678)

Income (loss) before income tax	3,811	1,044	(1,726)
Income tax (expense) benefit	1,006	(25)	(50)

Net income (loss) from continuing operations	4,817	1,019	(1,776)
Loss from discontinued operations	-	-	(189)

Net income (loss)	$4,817	$1,019	$(1,965)

Earnings (loss) per share from continuing operations:
Basic	$0.18	$0.11	$(0.29)
Diluted	$0.13	$0.09	$(0.29)

Loss per share from discontinued operations basic and diluted:	-	-	$(0.03)

Net earnings (loss) per share:
Basic	$0.18	$0.11	$(0.32)
Diluted	$0.13	$0.09	$(0.32)

Weighted average number of ordinary shares used in computing basic earnings (loss) per share	27,475,448	9,126,327	6,177,862

Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	34,664,459	11,710,254	6,177,862

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
Sale of operations, net of cash sold:
Assets and liabilities of the operations, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	-	(208)
Property and equipment, net	-	-	88
Intangible assets, net	-	-	517

	-	-	397
Appendix B:
Sale of subsidiary, net of cash sold:
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

a.
SuperCom Ltd. (the “Company") was incorporated in 1988 in Israel. The Company’s ordinary shares have been listed for trade on the OTCQB Market, which operates an electronic quotation service for securities traded over-the-counter, since October 1, 2009 under the ticker symbol “VUNCF”. On January 24, 2013 the Company changed back to  its original name, SuperCom Ltd. The company's ticker symbol is "SPCBF".

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

The Company is headquartered in Israel.

The Company sells its products through centralized marketing offices in the U.S. and Israel.

The Company's active subsidiaries are: S.B.C. Aviation Ltd., (incorporated in Israel) which began operations in 2007 and is focused on executing perimeter security and a border control project at a European International Airport, and PureRFid, Inc. (incorporated in Delaware), which focuses on the marketing and selling of the Company’s active RFID solutions. As of December 31, 2012, the Company’s activities were conducted  mainly through Supercom Ltd. and PureRFid, Inc.

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

On January 28, 2010, the Company and its subsidiary Vuance, Inc. completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. (the “Sale”) related to the Company's electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets (the “Purchase Agreement”), dated as of January 9, 2010 between Vuance Inc. and OLTIS Security Systems International, LLC (“OSSI”). As consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance Inc. $147 in cash. In addition, OSSI paid off  a loan of $290 from Bridge Bank, National Association. The Purchase Agreement included an indemnification clause pursuant to which, the Company agreed to indemnify and hold OSSI harmless from and against any claim or liability of the Company which may be asserted against OSSI, except to the extent of any business debts and other liabilities which OSSI expressly agreed to pay or assume at the closing date.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Discontinued operations (cont.)

On January 29, 2010), the Company and Vuance, Inc. completed the sale of certain of the assets and certain of the liabilities of Vuance Inc. related to the Company's Government Services Division (the “Vuance CSMS Business”), pursuant to an  asset purchase agreement dated January 29, 2010 between the Company, Vuance Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation.

As consideration for the sale, WidePoint paid Vuance Inc. $250. In addition, WidePoint agreed to pay Vuance Inc. a maximum earn out of $1,500 over the course of the calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years. The agreement included an indemnification clause pursuant to which, each of the parties agreed to indemnify and hold harmless the other party in certain events.

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

During October 2010, the Company sold its entire equity interest in its wholly owned Hong Kong subsidiary, SuperCom Asia Pacific Limited (“SAP”), for no consideration. As part of this sale, the Company assigned to the purchaser certain outstanding loans due to the Company by SAP in the amount of $1,400. As result of the sale, the Company realized a capital gain of $272 in the fourth quarter of 2010.

d.	Extinguishment of liabilities

On November 3, 2010, the Company submitted to the District Court in Petach-Tikva, Israel a request to summon meetings of creditors of the Company in order to approve a proposed arrangement between the Company and its creditors (including convertible bond holders) in accordance with Section 350 of the Israeli Companies Law 5759-1999. The proposed arrangement involved an allotment of ordinary shares or warrants to purchase ordinary shares of the Company to certain of its creditors at a price of $0.09 per ordinary share against 40% of the total outstanding debt to the creditors, in total satisfaction of the entire debt owed to the Company’s creditors (thus forgiving and waiving 60% of the total outstanding debt of the Company). The proposed arrangement was based on the proposal which was approved by the general meeting of the shareholders of the Company  on September 12, 2010. The Company convened the meetings of its creditors to approve the proposed debt arrangement during February and March 2011. On March 15, 2011, the Company filed an application with the Petach-Tikva District Court for the approval of the creditor arrangement.

On July 18, 2011, the Discrict Court determined not to approve the  application, mainly due to an objection to the proposed arrangement filed by one of the Company’s secured creditors, Special Situations Funds ("SSF"), which later assigned its convertible bonds on November 8, 2011 to Mr. Eliyahu Trabelsi (see also Notes 11 and 13f). In February 2012, following the approval of the board of directors, the Company decided to proceed with the arrangement which was approved by its general meeting without further proceedings in the District Court.

As of December 31, 2010, creditors holding  a total outstanding debt of $271 had accepted the Company's debt arrangement proposal. The Company allotted a total of 1,206,142 warrants to purchase ordinary shares of the Company to  those creditors (see also Note 12f2). In accordance with ASC Topic 470-50-40, the Company recorded  $124 as a gain from extinguishment of debt based on the difference between the carrying amount of the liabilities extinguished ($271) and the fair value of the warrants allotted ($147), which gain was credited directly to additional paid-in capital.

During 2011, creditors holding  outstanding debt of $3,369  accepted the Company's debt arrangement proposal. The Company allotted a total of 1,081,871 warrants and 300,000 options (with an exercise price of nil) to purchase ordinary shares of the Company and 13,538,844 ordinary shares of the Company (see also Note 11) to those creditors. In accordance with ASC Topic 470-50-40, the Company recorded  $2,149 as a gain on extinguishment of debts based on the difference between the carrying amount of the liabilities extinguished ($3,369) and the fair value of the warrants and options allotted ($1,220), which was gain credited directly to additional paid-in capital (see also Note 12).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

d.	Extinguishment of liabilities (cont.)

Following the approval of the board of directors, during 2012, certain creditors and convertible bond holders including Sigma Wave Ltd (“Sigma”) and Mr. Eliyahu Trabelsi, accepted the Company's debt arrangement proposal for $3,910 of outstanding debt. The Company allotted to Sigma and Mr. Eliyahu Trabelsi a total of 14,585,155 ordinary shares of the Company (see also Note 11), and granted a former service provider a warrant to purchase 1,384,000 ordinary shares. In accordance with ASC Topic 470-50-40, the Company recorded $2,417 as a gain on extinguishment of debt based on the difference between the carrying amounts of the liability extinguished ($3,910) and the fair value of (i) the ordinary shares granted ($1,240), (ii) the warrant  granted ($126),  and (iii) the amount of liability extinguished on account of shares ($127).

e.	Concentration of risk that may have a significant impact on the Company:

Throughout the reporting periods the Company derived most of its revenues from two major customers. See also Note 14c.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those  services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

f.
During the year 2010, the Company's board of directors elected new board of directors recommended by Sigma Wave. Sigma acquired convertible bonds held by Brevan Howard Master Fund Limited (“BH”) (see Note 11). The new board proposed a debt to equity conversion to certain creditors and bond holders, which was later approved by the Company's general assembly. The conversion which was completed in 2012, reduced the Company’s debt by over $6 million.

The Company implemented a restructuring plan starting in the fourth quarter of 2010 which included: (i) a major reduction in operating expenses by reducing general and administrative costs and optimizing  the Company’s  global sales network; (ii) increasing the Company’s  gross  profit margin by negotiating better terms with suppliers and subcontractors; (iii) the sale of unprofitable subsidiaries and cost cutting in other subsidiaries; (iv) discontinuance  of activities and  divisions that were not synergistic with the Company’s core operations; (v) increased  sales in the company core competence markets; (vi) increased activities in more lucrative and rapid growing vertical markets; and (vii) recruitment of highly experienced executives and market experts to support the Company’s  broadening activity.

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

j.
Convertible Bonds:

The Company applied the provisions of ASC Topic 470 – 10 – 45 “Debt – Other presentation matters” with respect to a financing agreement signed after December 31, 2010, but before the issuance of the 2010 financial statements and accordingly, presented as of December 31, 2010, $4,262 of  convertible bonds  as a long term liability.

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

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2012, the Company had an allowance for customer returns in the amount of $6.

The Company recognizes certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

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

The Company provides its customers with a license to issue IDs, passports and driver's licenses and it is entitled to royalties upon the issuance of each document by its customers. Such royalties are recognized when the issuances are reported to the Company (usually on a monthly basis).

n.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

o.	Research and development costs:

Research and development costs (other than software) are expensed as incurred.

p.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740, "Income Taxes". This Standard  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of  the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

The Company has no significant off-balance-sheet credit risks, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

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

In December 1997, the Company set up SuperCom Slovakia, owned equally with a third-party investor, in order to execute a transaction with the Ministry of Interior of the Slovak Republic.

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted such third-party investor a $275 loan, bearing interest of 0.7% per month. Interest is compounded on the outstanding principal balance of the loan and is to be repaid under the same conditions as the outstanding principal balance. The third-party investor has an option to buy back 16% of the shares for $1 upon repayment of the loan to the Company. During 2006, the Company wrote down the entire loan balance due to litigation developments regarding this issue and due to low probability of collection of the loan. See Note 10c2. During all the reported periods, the subsidiary had no operating activity.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares and accounts for the investment using the equity method of accounting due to the substantive participation rights held by the non-controlling interest holder which impacts the Company’s ability to exert control over the investee.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
	$	$
Cost:
Computers and peripheral equipment	274	254
Office furniture and equipment	198	194
Leasehold improvements	29	24
	501	472
Accumulated depreciation:
Computers and peripheral equipment	253	246
Office furniture and equipment	143	128
Leasehold improvements	12	2
	408	376
Depreciated cost	93	96

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010, were $32, $28 and $47, respectively.

The property and equipment also include intangible assets in amount of $72, which have been fully depreciated.

NOTE 7:-	BANK CREDIT

a.
On February 10, 2011, the Company received a  $100 credit line from an Israeli bank . As of December 31, 2012 and December 31, 2011, the entire amount was utilized. The credit line is secured by the personal guarantee of the Company’s chairman of the board of directors and chief executive officer.

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

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2013. The monthly lease amount, including management fees of the leased properties, is approximately $15.

Future minimum lease commitments under non-cancelable operating leases for the year ended December 31 2013, are as follows:

2013	141
$141

b.	Guarantees, indemnity and liens:

1.
The Company issued on October 17, 2011 a bank guarantee of up to NIS 62,662 ($16 as of December 31, 2011) to the services company for its new offices in Herzliya (see a above, which was replaced by a security deposit of NIS 74,013($20 as of December 31, 2012).

2.
On April 29, 2012, the Company’s board of directors approved the recording of a floating charge, unlimited in amount, on all of the Company’s assets in favor of the Company’s chairman of the board of directors and chief executive officer in order to secure personal guarantees granted by them in favor of the Company to a bank (see Note 7a) and in order to secure short-term loans that are given by them from time to time to the Company.

c.	Litigation:

1.
In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the "Department") filed a claim with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) to declare a contract dated April 9, 2002, between the Company and the Ministry of Internal Affairs of the Ukraine (the "Ministry"), as void due to defects in the proceedings by which the Company was awarded the contract.  In July, 2004, the Arbitration Court declared the contract as void.  On April 27, 2005, the Company appealed the decision to the High Commercial Court of the Ukraine.  In May 2005, the Department filed a new statement of claim with the Arbitration Court for restitution of $1,048 paid to the Company by the Department under the contract.  On September 27, 2005, the Company received an un favored award issued by the Arbitration Court in the second claim (the "Award").  On December 12, 2005, the Company was informed that the Ukrainian Supreme Court had dismissed its appeal regarding the July 2004 decision. On June 29, 2006, the Ukrainian Supreme Court held that the Arbitration Court award was valid and legal under applicable law.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

1.
(cont.)

On September 28, 2008, the Department filed a petition (the "Petition") in the Central District Court of Israel (the "Court") under which the Department requested the confirmation of the Award as a valid foreign arbitral award under the laws of the State of Israel.

In  November 2008, the Company filed with the Court an objection to the Petition and a petition to declare the Award null and void. The Company's objection and petition rely on what the Company believes to be well-based evidence relating to the manner under which the arbitration proceedings were conducted by the Arbitration Court and against their validity and legality. The Company believes that the arbitration proceedings were conducted unfairly and jeopardized its basic rights. The Company's claims are also corroborated by a contrary legal opinion written by one of the arbitrators ("Arbitrator").

During the years 2009 until December 2011, several court sessions where held regarding the Petition, including the testimony of the independent arbitrator, while the Department’s witnesses (including the other two Ukrainian arbitrators) did not appear in court at the times scheduled for their testimony.

On December 5, 2011 the Company submitted a summation in writing. However, the Department did  not submit  its summation and its counsel notified the Court that his appointment as the Department’s counsel had been cancelled.

On April 15, 2012, the Court dismissed the Department’s Petition and also declared the Award null and void.

2.
On October 30, 2003, SuperCom Slovakia received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to an agreement signed on March 17, 1998.  Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia  SKK 80,000,000 (approximately $3,464 as of December 31, 2012) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $56 as of December 31, 2012) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $84 as of December 31, 2012).  The Company initiated an enforcement proceeding to collect the arbitral awards.  The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award.  During September 2005, the Commercial Court of Vienna dismissed the claim.  On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal.  On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days.  On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal and the award became final. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful, and the Company had hired new counsel (on a success based fee)  to support its efforts to enforce the award.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

3.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property.  On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the amount of NIS 100,000 ($26 as of December 31, 2012) and legal expenses as well as attorney’s fees in the amount of NIS 30,000 ($8 as of December 31, 2011) (which was paid during 2006). Secu-Systems filed an appeal, and the Company and InkSure filed a counter-appeal, on the above ruling.

During the years thereafter several court sessions were held, judgments were made and appeals were filed by each of the parties. On December 15, 2009, the Court suggested that the parties try a mediation process in order to endeavor to come to an agreement. All the parties agreed to the suggestion.

In the course of the mediation process, during 2010, a mediation agreement in principle was reached. On November 30, 2010, the mediator determined that the sum payable by the Company to Secu-System is NIS 893,000 (approximately $239 as of December 31, 2012). The mediation agreement was approved by the Court on February 5, 2012. The Company paid the agreed upon amount in several payments during 2011 and 2012. As of December 31, 2012, there was no liability outstanding  related to this litigation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

4.
On May 7, 2012, a supplier of the Company filed a lawsuit with the Magistrate Court in Tel Aviv seeking  NIS 360,199 (approximately $96 as of December 31, 2012) claiming payments for products which were supplied during 2011 and for payments for products which were purchased by the supplier but were refused by the Company due to the Company’s dissatisfaction in respect of the supplied products. The Company is denying the supplier’s claims and has its own claims against the supplier in respect of the quality of the products supplied. The Company has  an objection to the Claim and a petition for a recovery by  the Company of its  direct loses due to the supplier’s  lack of performance. The Company's objection and petition rely on what the Company believes to be well-based evidence of  the lack of performance, major delays in delivery, and poor workmanship with respect to some of the products manufactured by the supplier. A preliminary court session was held regarding the Petition, and additional court sessions are scheduled for July 2013. The balance of accounts payable with respect to the supplier as of December 31, 2012 is approximately $46, which represents the value of the supplied products during 2011. No additional provision has been recognized with respect to the supplier's claim.

NOTE 10:-	INCOME TAX

a.	Changes in the Israeli corporate tax rates:

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was published  As part of the law, among other things, the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for 2009 and 2010) – 2009 and the Income Tax Ordinance (New Version) – 1961 were amended whereby, commencing in 2012, the blueprint for the reduction in the corporate tax rates will be cancelled and the corporate tax rate will be 25%.

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

As of December 31, 2012, the Company and its subsidiaries have provided a valuation allowance of $10,287 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries had net profits during the 2011 and 2012, the deferred tax assets will be realized in the next two years.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 10:-	INCOME TAX (cont.)

d.	Carryforward tax losses:

SuperCom Ltd. has accumulated losses of approximately $22,528 for tax purposes as of December 31, 2012, which losses may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss in an amount of approximately $14,225 which may be carried forward and offset against capital gains for an indefinite period. Losses carryforwards in Israel are measured in NIS.

As of December 31, 2012, SuperCom's subsidiaries in the United States have estimated total available carryforward tax losses of approximately $14,282. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413 of the carryforward tax losses of the Company's U.S. subsidiary is subject to such limitation, due to the acquisition of Security Holding Corp. in 2007.

e.
SuperCom Ltd has received tax assessments which are considered as final through the tax year ended December 31, 2007.

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-        CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of units consisting of convertible bonds and warrants. Units valued at $2,500 were issued to Brevan Howard Master Fund Limited (“BH”), and units valued at $656.5 were issued to Special Situation Funds (“SSF”), based on the participation rights provided in a private placement during 2005. According to their original terms, the convertible bonds were to mature three years from the date of issuance and bear interest at an annual rate of 8% (which was updated as described below). Any withholding and other taxes payable with respect to the interest was to be grossed up and paid by the Company (approximately 3% of the principal of the bonds), payment of interest was to be net of any tax. The investors were also granted warrants entitling them to acquire a total of 134,154 ordinary shares at an original exercise price of $5 per share during the next five years.

In November 2007, due to a breach of certain conditions of the convertible bonds, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, the Company signed an amendment to the agreement with the investors under which the Company was required to pay to one of the investors interest  of $276 (plus any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the bonds)) and in respect of the other investors, the Company changed the conversion ratio of the convertible bonds to $4.25. In consideration, the investors waived their right to accelerate the repayment of the convertible bonds. The Company accounted for this amendment as a modification of the convertible bonds.

In November 2007, June 2008, August 12, 2009, following a breach of the original and the amended terms of the convertible bonds, the Company and BH agreed to waive compliance and amend certain provisions of the convertible bonds to, among other things: (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days thereafter; (ii) make monthly payments of $41 against the total amount due under the convertible bonds  over an eight (8) year period; and (iii) increase the number of warrants granted to 159,375 and reduce their exercise price to $0.40 per share. The modification was determined to be a debt extinguishment.

On November 9, 2009, the Company entered into an Amendment Agreement (the “Amendment Agreement”) with SSF (which held  $624 of the convertible bonds). Pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company,  SSF agreed to waive compliance and the Company agreed  to amend certain provisions of the convertible bonds to, among other thing: (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward; (ii) make monthly payments of $10 against the total amount due under the convertible bonds over an eight (8) year period; (iii) reduce the conversion price of the convertible bonds  to $3 and reduce the exercise price of the warrants to $0.40; and (iv) increase the number of warrants granted to 31,238.

On August 24, 2010, BH entered into an Absolute Assignment and Transfer of Bond and Warrant (“Assignment”) with Sigma Wave Ltd. (“Sigma”), an Israeli company and a controlling shareholder of the Company. Pursuant to the Assignment, BH  assigned to Sigma all of its rights, title, obligations and interest in the convertible bonds and warrants held by it  as  of September 16, 2010.

On November 8, 2011, SSF assigned to Mr. Eliyahu Trabelsi all of their rights under the convertible bonds and warrants held by them.

The Assignments had no impact on the Company’s assets or liabilities or its financial results.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-        CONVERTIBLE BONDS (Cont.)

As of December 31, 2010, the Company was in compliance with the covenants under the amended convertible bond agreements with respect to bonds held by SSF.

During the year 2011, Sigma and Mr. Eliyahu Trabelsi accepted the Company's debt arrangement proposal with respect to $3,047 of the convertible bonds  in accordance with the proposed arrangement for  the extinguishment of liabilities (see Note 1d). The Company allotted to Sigma and Mr. Trabelsi a total of 13,538,844 ordinary shares of the Company and the Company recorded $2,006 as a gain on extinguishment of debts based on the difference between the carrying amount of the liability extinguished ($3,047) and the fair value of the ordinary shares granted ($222), which gain was credited directly to share capital ($74),  additional paid-in capital ($148) and the fair value of the ordinary shares that the Company was committed to issue ($819). In addition $819 was credited directly to equity as “amount of liability extinguished on account of shares”. An allotment of 4,444,000 ordinary shares was completed on September 2011 and the actual allotments for the remaining 9,094,400 ordinary shares to a trustee of Sigma and to Mr. Eliyahu Trabelsi was completed in April, 2012 (see Note 11).

During 2012, Sigma and Mr. Eliyahu Trabelsi accepted the Company's debt arrangement proposal for $3,592  of convertible bonds held by them. The Company allotted to Sigma and Mr. Trabelsi a total of 14,585,155 ordinary shares of the Company. In accordance with ASC Topic 470-50-40, the Company recorded $2,230 as a gain on extinguishment of debts based on the difference between the carrying amounts of the liability extinguished ($3,592) and the fair value of the ordinary shares granted ($1,367), which was credited directly to share capital ($221) and additional paid-in capital ($1,146).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL

a.
The Company's common stock is quoted under the ticker symbol “SPCBF” on the OTCQB Market , which operates an electronic quotation service for securities traded over-the-counter.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective. Pursuant to this reverse share split, each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value.

b.	During 2010, the Company increased its authorized share capital to 52,000,000 ordinary shares.

c.
During 2011, 300,000 ordinary shares, were issued as settlement of  liabilities to an officer in an aggregate amount of  $51. Regarding ordinary shares that were issued during 2011 and 2012, as a part of  debt to equity conversion , see Note 1.

d.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

e.	Stock options:

1.
In 2003, the Company adopted a stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. Subject to the provisions of the Israeli Companies Law, the Option Plan is administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan are exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

On June 27, 2007, the Compensation Committee and board of directors of the Company approved a new option plan under which the Company may grant stock options to U.S. employees of the Company and its subsidiaries. Under this new option plan, the Company may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007, the new option plan was approved by the shareholders of the Company at the general shareholders meeting.

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

On August 11, 2011, the Company issued options to purchase up to 300,000 shares to a former officer of the Company as part of the extinguishment of liabilities (see Note 1d). The options (the fair value of which was estimated at $36, based on the Company’s share market price at the date the extinguishment was determined) have an exercise price of nil, vested immediately and expired on December 31, 2012.

On August 24, 2011, the Company issued options to purchase up to 385,000 shares to several employees of the Company. The options (the fair value of which was estimated at $18) have an exercise price of $0.20. Of such options, 155,000 options vested on January 1, 2012 and the remaining 230,000 will vest on January 1, 2013. The options will expire after ten years.

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

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2011 grants: risk-free rate of 0.76%, dividend yield of 0%, expected volatility factor of 176.54% and expected term of 4.64 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $7, $10, and $14 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes the allocation of the stock-based compensation charge:

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

The total intrinsic value of options exercised during the years ended December 31, 2012,  2011 and 2010 was $0, $1, and $1, respectively, based on the Company’s average stock price of $ 0.14, $0.10, and $0.14, during the years ended on those dates, respectively.

A summary of the status of the non-vested options granted to employees as of December 31, 2012 and changes during the year ended December 31, 2012 is presented below:

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

1.
During 2010, warrants to acquire up to 1,759,988 shares were granted, of which 553,846 warrants, with an exercise price of $0.15 per share were granted to an investor as a part of private placement (see 4 below) and 1,206,142 warrants, with an exercise price of $nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted under the debt extinguishment is $147, based on the market price of the Company’s shares at the date when the extinguishment was determined.

During 2011, warrants to purchase up to 1,081,871 shares with an exercise price of $ nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted is $143, based on the market price of the Company’s share s at the date when the extinguishment was determined.

During 2012, warrants to purchase up to 1,384,456 shares with an exercise price of $nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted is $124, based on the market price of the Company’s share s at the date when the extinguishment was determined.

2.
A summary of the Company's warrants activity to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities) and related information is as follows:

	Year ended December 31,
	2012		2011		2010
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price(*)	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	3,002,859	0.36	2,157,002	0.36	658,706	2.70
Granted	1,384,456	0.00	1,081,871	0.00	1,759,988	0.05
Exercised	(712,808)	0.41	-	-	-	-
Canceled and forfeited	-	-	(236,014)	1.24	(261,692)	3.53
Outstanding at end of year	3,674,507	0.13	3,002,859	0.16	2,157,002	0.36
Exercisable at end of year	3.674,507	0.13	3,002,859	0.16	2,157,002	0.36

(*)	The weighted average exercise price is after re-pricing the exercise price related to the convertible bond holders.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

f.	Private placements and warrants (cont.):

2.         (cont.)

The warrants to consultants and investors (including warrants issued in connection with the convertible bonds and extinguishment of liabilities), outstanding and exercisable as of December 31, 2012, have been separated into ranges of exercise prices as follows:

Range of exercise price	Warrants outstanding and exercisable as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
	-		$	$

$ 0.00	2,959,661	0.23	0.00	266
$ 0.15 - $ 0.65	633,846	2.05	0.21	-
$ 2.50 - $ 3.53	20,000	0.38	3.38	-
$ 4.42 - $ 4.85	61,000	1.07	4.72	-

	3,674,507		0.13

3.
The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued on the date of grant, since, based on the opinion of the Company’s  management, such measurement is more reliable than the fair value of services.

4.
On March 22, 2010, the Company entered into a subscription agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing, the Company issued 1,538,461 of its ordinary shares (the “Transaction Shares”) in consideration of a cash payment of $200.

Concurrent with the execution of the subscription agreement, the Company and the Investor entered into a warrant agreement pursuant to which the Investor received a warrant  to purchase up to 553,846 ordinary shares of the Company at an exercise price of $0.15 per share. The warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. The Company’s shareholders approved and ratified the terms of the transaction with the Investor at the annual general meeting held on September 12, 2010. The approval of the transaction, which provided the Investor with the ability to acquire more than twenty five percent (25%) of the Company’s issued and outstanding shares as of the date of the agreement, exempted such acquisition from the Israeli tender offer requirements

The Transaction Shares and the ordinary shares issuable upon the exercise of the warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

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

a.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former chairman of the board of directors, Mr. Eli Rozen, who also was one of the co-founders of the Company.

In consideration of these consulting services, the Company  undertook to pay Mr. Rozen $10.5 per month plus motor vehicle expenses. In addition the Company was required to pay $1.5 per month as a director’s fee. During 2009, the Company paid $32 in cash pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 13d below and regarding debt extinguishment during 2010 then, see Note 13e below.

On July 8, 2010, the board of directors accepted the resignation of the then chairman of the board of directors, effective July 25, 2010. The Company recorded during 2010 an expense of $75 related to his former consulting agreement. In addition, on July 8, 2010, the Company entered into a services agreement with him (and as of that date one of the Company’s major shareholders), pursuant to which the parties terminated the former consulting agreement and agreed that he will provide the Company with ongoing consulting services as may be reasonably required by the Company, for the  consideration of 2% of the Company’s gross receipts from a major customer and the reimbursement of reasonable costs and expenses incurred by him.

During 2012, 2011 and 2010, the Company recorded an expense of $ 24, $130 and $83, respectively, in accordance with the services agreement, which was terminated on July 7, 2012.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13, 2005, the General Shareholders Meeting approved, among other things, the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, the consideration payable under the consulting agreement will be $7 per month.

•	Upon the termination of a car lease agreement in March 2005, to increase the car lease to a price of up to NIS 4,200 (approximately $1.1 as of December 31, 2011) per month, excluding tax.

In addition, the Company was required to pay $1.5 per month as a director’s fee.

During 2009 the Company paid $22 in cash pursuant to this agreement. Regarding the partial payment in options during 2009, see below Note 13d and regarding debt extinguishment during 2010 see Note 13e below.

On July 8, 2010, the Company's board of directors accepted the resignation of this director, effective immediately. The Company recorded an expense of $53 during 2010 related to the former director's consulting agreement. In addition, on July 8, 2010, the Company entered into a services agreement with the former  director (and as of that date one of the Company’s major shareholders), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the former director will provide management services with respect to a certain project for a consideration of: (i) a monthly fee of $3, (ii) reimbursement of reasonable costs and expenses incurred by him, and (iii) the provision of  a cellular phone and automobile. The Company also agreed to grant the former director options to purchase up to 50,000 ordinary shares of the Company according to terms to be determined by the Board of Directors, which terms have not yet been determined.

During 2012, 2011 and 2010, the Company recorded an expense of $18, $63 and $38, respectively, in accordance with the services agreement with the former director, which agreement was terminated on July 7, 2012.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

c.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company, Mr. Jack Hassan.

In consideration for these services, the Company was required to pay $4.6 per month, plus motor vehicle expenses. During 2009 the Company paid $15 in cash pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 13d below and regarding debt extinguishment during 2010, see Note 13e below.

The Company recorded an expense of $37 during 2010 related to the former consulting agreement. On July 8, 2010, the Company entered into a services agreement with the co-founder of the Company(and as of that date, one of the Company’s major shareholders), effective immediately, pursuant to which the parties terminated the former co-founder's consulting agreement and agreed that the co-founder will provide the Company with ongoing consulting services as may be reasonably required by the Company for a consideration of a monthly fee of $3 and reimbursement of reasonable costs and disbursements incurred by him in connection with his services. The Company also granted the co-founder options to purchase up to 100,000 ordinary shares of the Company according to terms to be determined by the board of directors, which terms have not yet been determined.

During 2012, 2011 and 2010, the Company recorded expenses of $19, $39 and $21, respectively, in accordance with the services agreement with the co-founder, which agreement was terminated on July 7, 2012.

d.
On December 21, 2008, a special general meeting of shareholders approved that as part of a cost cutting plan, all of the Company's non-external directors will join a temporary arrangement for a minimum of three months pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase shares of the Company instead of in cash, effective October 1, 2008, with an option for the Company to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. During 2009, options to purchase an aggregate of 478,543 of the Company’s ordinary shares were granted to the  non-external directors as part of the cost cutting plan. The options have an exercise price of NIS 0.0582235 per share, vested immediately and will expire after ten years.

e.
As part of the debt extinguishment plan of the Company (see also Note 1d) and in accordance with their services agreements, the abovementioned service providers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010, which total amount was $245, in consideration of the issuance of warrants to purchase  1,083,071 ordinary shares of the Company at an exercise price of nil. The fair value of the warrants was estimated as $130. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain. During 2012,  589,737 warrants were exercised.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

f.
On July 25, 2010, the Company's board of directors elected Mrs. Tsviya Trabelsi to serve as the chairman of the board of directors. Mrs. Trabelsi is an officer at Sigma, which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer and the sister of one of the members of the Company’s board of directors. On May 12, 2011, the special general meeting approved the service agreement of Mrs. Trabelsi whereby her monthly fee will be calculated every month at 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company agreed to bear all reasonable costs and expenses incurred by her in connection with her services and to provide her with an automobile. On December 12, 2011, Mrs. Trabelsi resigned from the board effective immediately and the Board of Directors of the Company approved the appointment of Mr. Arie Trabelsi as its new chairman, effective immediately. On December 27, 2012, the general meeting of shareholders approved the appointment of Mrs. Trabelsi as its new chairman. Her management services fees are subject for approval by the general assembly on May, 9, 2013.

g.
Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012, and served as the chairman of the Company’s board  of directors from December 12, 2011 until  December 27, 2012. Mr. Trabelsi is the sole director of Sigma, which is the controlling shareholder of the Company. His management services fees are subject to approval by the general assembly on May 9, 2013.

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

(*) Due to the demand of the customer, the name of the specific country cannot be disclosed.

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

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F/A on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Dated: July 3, 2013

3