Form 20-F
period 2013-12-31
SuperCom Ltd
filed 2014-04-29
CIK 1291855

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

1Arie Shenkar Street

Hertzliya Pituach 4672514, Israel

(Address of principal executive offices)

Arie Trabelsi, Chief Executive Officer

SuperCom Ltd.

1Arie Shenkar Street

Hertzliya Pituach 4672514, Israel

+972-9-8890850 (phone); +972-9-8890820 (fax)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.25 Par Value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.25 per share 13,284,144 (as of December 31, 2013)

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

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File Nos. 333-175785 and 333-121231.

INTRODUCTION

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. We provide cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by our PureRF™ wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.   Our product depth and global presence was expanded significantly with our acquisition of the SmartID Division of OTI in December 2013.

Our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles. We provide all-in-one field-proven radio-frequency identification, or RFID, and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.  Our industry focus includes public safety, healthcare and animal-related tracking and records management. Our proprietary RFID and Mobile PureRF suite of hybrid hardware and software components are the foundation of these products and services.

On December 26, 2013 we acquired the SmartID Division of On Track Innovations Ltd. (NASDAQ: OTIV), or OTI, including all contracts, software, other related technologies and IP assets. The SmartID Division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with outstanding market and technological experts, together with the leading ID software platforms and technologies.

Since 2012, we have focused on expanding our activities in the ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include (a) utilizing paper secured by different levels of security patterns (UV, holograms, etc.) and (b) electronic identification secured by biometric data, principally in connection with the issuance of national multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications. The acquisition of the SmartID Division significantly expanded the reach and presence of our e-ID capabilities globally.

We are focused on growing three vertical markets by providing all-in-one field-proven radio-frequency identification, or RFID, and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring in the following industries: (i) public safety, (ii) healthcare and homecare, and (iii) animal and livestock management.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filling with the Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

In this Annual Report, all references to "SuperCom," the “Company,” "we," "us" or "our" are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries. On January 24, 2013 we changed our name back to SuperCom Ltd., our original name, from Vuance Ltd.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States ("US GAAP"). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2013 was NIS 3.471 per $1.00.

This Annual Report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D “Key Information - Risk Factors.”

i

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2

ITEM 4.	INFORMATION ON THE COMPANY	15

A.	History and Development of the Company	15
B.	Business Overview	17
C.	Organizational Structure	26
D.	Property, Plants and Equipment	27

ITEM 4 A.	UNRESOLVED STAFF COMMENTS	27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27

A.	Operating Results	27
B.	Liquidity and Capital Resources	35
C.	Research and Development	39
D.	Trend Information	39
E.	Off-Balance Sheet Arrangements	39
F.	Tabular Disclosure of Contractual Obligations	39

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39

A.	Directors and Senior Management	39
B.	Compensation	42
C.	Board Practices	42
D.	Employees	49
E.	Share Ownership	50

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53

A.	Major Shareholders	53
B.	Related Party Transactions	54
C.	Interests of Experts and Counsel	55

ITEM 8.	FINANCIAL INFORMATION	55

A.	Consolidated Statements and Other Financial Information	55
B.	Significant Changes	56

ITEM 9.	THE OFFER AND LISTING	56

A.	Offer and Listing Details	56
B.	Plan of Distribution	57
C.	Markets	57
D.	Selling Shareholders
E.	Dilution	57
F.	Expenses of the Issue	57

ITEM 10.	ADDITIONAL INFORMATION	57

A.	Share Capital	57
B.	Memorandum and Articles of Association	58
C.	Material Contracts	58

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

The following summary consolidated financial data for and as of the five years ended December 31, 2013 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2013 and as of December 31, 2012 and 2013 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 have been derived from audited consolidated financial statements not included in this Annual Report. All share and per share data has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.

Income Statement Data:

	Year Ended December 31,
	2013	2012	2011	2010	2009(*)
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	8,822	8,940	7,922	7,389	9,304
Cost of revenues	1,896	1,619	3,306	2,057	3,365
Gross profit	6,926	7,321	4,616	5,332	5,939
Operating expenses:
Research and development	564	313	462	386	898
Selling and marketing	3,158	3,060	3,505	4,405	5,131
General and administrative	1,183	857	732	1,985	1,648
Other expenses (income)	507	1,085	(137)	(396)	130
Total operating expenses	5,412	5,315	4,562	6,380	7,807
Operating income (loss)	1,514	2,006	54	(1,048)	(1,868)
Financial income (expenses), net	(156)	1,805	990	(678)	(620)
Income (loss) before income tax	1,358	3,811	1,044	(1,726)	(2,488)
Income tax (expense) benefit	5,108	1,006	(25)	(50)	(71)
Net income (loss) from continuing operations	6,466	4,817	1,019	(1,776)	(2,559)
Loss from discontinued operations	-	-	-	(189)	(2,526)
Net income (loss)	6,466	4,817	1,019	(1,965)	(5,085)

Per Share Data:
Basic earnings (loss) from continuing operations	0.71	0.75	0.47	(1.22)	(1.97)
Diluted earnings (loss) from continuing operations	0.70	0.59	0.37	(1.22)	(1.97)
Basic and Diluted loss from discontinued operations	-	-	-	(0.13)	(1.95)
Basic earnings (loss) per share	0.71	0.75	0.47	(1.35)	(3.92)
Diluted earnings (loss) per share	0.70	0.59	0.37	(1.35)	(3.92)

* Due to the sale of certain business activities in January 2010, those business activities are presented as discontinued operations in accordance with U.S. GAAP.

	December 31,
	2013	2012	2011	2010	2009(*)
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents	2,673	225	215	197	656
Total Current Assets	12,109	2,930	2,131	1,664	4,236
TOTAL ASSETS	31,708	3,743	2,455	2,008	4,682
Total Current Liabilities	8,157	2,796	7,829	4,500	6,332
Total Long-term Liabilities	4,159	236	227	254	304
SHAREHOLDERS’ EQUITY (DEFICIT)	19,392	711	(5,601)	(7,871)	(6,271)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition or results of operations would suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business

Although we expect that the acquisition of the SmartID Division will result in benefits to us, we may not realize those benefits due to unforeseen difficulties.

Integrating the operations of the SmartID Division successfully or otherwise realizing any of the anticipated benefits of the acquisition of the Smart ID Division, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations and the market price of our ordinary shares may decline as a result.

Realizing the benefits of the acquisition will depend in part on the integration of intellectual property, products, operations, personnel and sales force and the completion of assignments of current and past contracts and rights. These integration activities are complex and time-consuming and we may encounter unexpected difficulties or incur unexpected costs, including:

•	our inability to achieve the operating synergies anticipated in the acquisition, which would prevent us from achieving the positive earnings gains expected as a result of the acquisition;

•	diversion of management attention from ongoing business concerns to integration matters;
•	difficulties in consolidating and rationalizing information technology and intellectual property platforms and administrative infrastructures;
•	complexities associated with managing the combined businesses;
•	some personnel transferred from OTI, may not integrate well into the new combined business and may leave our company, which may result in the loss of specific business knowledge and our ability to fully capitalize on the acquired assets and perform current contracts;
•	challenges in fulfilling assignments and maintaining the contracts and relationships of the SmartID Division thereby demonstrating to our customers and to customers of the SmartID Division that the acquisition will not result in adverse changes in customer service standards or business focus;
•	some contracts or agreements with customers of the SmartID division may be terminated by the customers as a result of the acquisition, which will result in major reduction in our anticipated combined business revenue; and
•	some contracts or agreements with service providers and suppliers of the SmartID division may be terminated by them as a result of the acquisition which could result in delays and increases in our cost of revenues.

We may not successfully integrate the operations of the SmartID Division, and may not realize the anticipated net reductions in costs and expenses and other benefits and synergies of the acquisition to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine operations.

If we are unable to manage our growth profitably, our business, financial results and stock price could suffer.

Our future financial results will depend in part on our ability to profitably manage our growth. Management will need to maintain existing customers and attract new customers, recruit, retain and effectively manage employees, as well as expand operations and integrate customer support and financial control systems. If integration-related expenses and capital expenditure requirements are greater than anticipated or if we are unable to manage our growth profitably after the acquisition, our financial results and the market price of our common stock may decline.

Purchase price allocation in connection with our acquisition of OTI’s SmartID Division requires estimates which may be subject to change in the future. Future changes to these estimates could impact our historical or future operating results.

The application of purchase price allocation requires that the total purchase price we paid for the SmartID Division be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date. All amounts in excess of the fair value are recorded as goodwill. The allocation process requires an analysis and valuation of acquired assets, including fixed assets, technologies, deferred tax assets, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies. We identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed in connection with our recent acquisition of OTI’s SmartID Division at their estimated fair values as of the date of the acquisition. This process requires estimates by our management based upon the best available information at the time of the preparation of the financial statements. These estimates of fair value may change in the future as we finalize the purchase price allocation. We expect it may take until December 31, 2014 to complete the purchase price allocation. Any future changes to our estimates of the fair value of the assets and liabilities of OTI’s SmartID Division as of the date of the acquisition could impact our historical or future operating results.

In the three years ended December 31, 2013, we depended on large orders from one customer for a substantial portion of our revenues. The loss of this customer or a decrease in its orders could adversely impact our operating results.

In the years ended December 31, 2013, 2012 and 2011, 73%, 64% and 95%, respectively, of our consolidated net revenue are attributable to sales to a European governmental customer. While we expect to be less dependent on this customer in 2014 and in the future because of our acquisition of the SmartID Division, a substantial reduction in sales to, or loss of, this customer would adversely affect our business unless we were able to replace the revenue received from the customer, which replacement we may not be able to find.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global market for RFID and mobile based enabled products and solutions is highly fragmented and intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as RFID and mobile technology begin to converge with the access control and information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the active RFID and mobile enabled solutions market expands, we expect additional competitors to enter the market. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

We have sought in the past and will seek in the future to enter into contracts with governments, as well as state and local governmental agencies and municipalities, which subjects us to certain risks associated with such types of contracts.

Most contracts with governments or with state or local agencies or municipalities, or Governmental Contracts, are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire, if the governments, or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

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

Governments may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Governmental agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits, and may be subject to investigation, by governmental entities. Failure to comply with the terms of any Governmental Contract could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay the fines and penalties and prohibiting us from earning revenues from Governmental Contracts during the suspension period.

Furthermore, governmental programs can experience delays or cancellation of funding, which can be unpredictable; this may make it difficult to forecast our revenues on a quarter-by-quarter basis.

We have incurred operating losses in the past and may not be able to sustain profitable operations in the future. We may not have sufficient resources to fund our operations in the future.

Although we had profitable operations in the three years ended December 31, 2013, after three years of losses, there can be no assurance that we will continue to operate profitably in the future. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to raise additional capital to support business growth. If we are unable to obtain necessary additional financing or generate cash from operations, we may be required to reduce the scope of our operations and may need to implement certain operational changes to decrease our expenses. This would have the potential to decrease both our ability to attain profitability and our financial flexibility. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The market for our products is characterized by evolving technologies, changing industry standards, changing regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. In the future:

•	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

•	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

•	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technologies and market requirements, we will be unable to compete effectively in the future.

There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

Our dependence on third-party distributors, sales agents and value-added resellers could result in marketing and distribution delays, which would prevent us from generating sales revenues.

We market and sell some of our products and solutions using a network of representatives, distributors and resellers covering the United States, Europe, Asia and Africa. We establish relationships with representatives, distributors and resellers through agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the distributor. We do not have agreements with all of our distributors. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

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

If our technology and solutions cease to be adopted and used by government and public and private organizations, we may lose some of our existing customers and our operations will be negatively affected.

Our ability to grow depends significantly on whether governmental and public and private organizations adopt our technology and solutions as part of their new standards and whether we will be able to leverage our expertise with government products into commercial products. If these organizations do not adopt our technology, we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base.

In order for us to achieve our growth objectives, our e-ID, RFID and mobile based technology and solutions must be adapted to and adopted in a variety of areas, any or all of which may not adopt our e-ID, RFID and mobile based technology. These areas include, among others:

•	national ID and e-Gov;

•	public safety;

•	healthcare and homecare; and

•	animal and livestock management.

We cannot accurately predict the future growth rate, if any, or the ultimate size of the e-ID, RFID and mobile based markets. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;

•	customer perception of the benefits of our products and solutions;

•	public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected;

•	public perception of the privacy protection for their personal information;

•	customer satisfaction with our products and services; and

•	marketing efforts and publicity for our products and services.

Even if our products and solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

We need to develop and sustain our position as a provider of e-ID, RFID and mobile based solutions and services to earn high margins from our technology, and if we are unable to develop such position, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our e-ID, RFID and Mobile based technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying RFID and mobile technology. While we have had some early success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated solutions and services that we believe are likely to produce attractive margins in the future. A significant portion of the value of our e-ID, RFID and mobile based technology lies in the development of software and applications that will permit the use of RFID and mobile based technology in selected new markets. In contrast, the margins involved in manufacturing and selling RFID and mobile based technology can be relatively small, and may not be sufficient to permit us to earn an attractive return on our development investments.

Unfavorable global economic conditions may adversely affect our customers, which directly impact our business and results of operations.

Our operations and performance depend on our target customers, including those from the governmental sector, having adequate resources to purchase our products. The turmoil in the credit markets and the global economic downturn that commenced in 2008 and intensified in Europe in recent years generally adversely impacted our target customers. Companies and governmental authorities have reduced or delayed and may continue to reduce or delay their purchasing activities in response to a lack of credit, economic uncertainty, budget deficits and concern about the general stability of markets. Recently, several European countries encountered severe economic difficulties which affected the entire Euro-zone economy. The financial crisis, among other things, resulted in the downgrade of the credit worthiness of several countries in Europe, which affected our customers’ ability and budget to perform projects within these territories. If such economic and market conditions remain uncertain or weaken further, specifically changes that may negatively impact the political or economic stability and environment of the countries from which we derive most of our consolidated net revenues, our business and future operations may be materially adversely affected.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2011, 2012 and 2013, approximately 95.7%, 97.6% and 97.7%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

•	increased collection risks;

•	trade restrictions;

•	export duties and tariffs;

•	uncertain political, regulatory and economic developments;

•	inability to protect our intellectual property rights;

•	highly aggressive competitors;

•	currency issues;

•	difficulties in staffing, managing and supporting foreign operations;

•	longer payment cycles; and

•	difficulties in collecting accounts receivable.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition.

In addition, in many countries the national security organizations require our employees to obtain clearance before such employees can work on a particular transaction. Failure to receive, or delays in the receipt of, relevant foreign qualifications could also have a material adverse effect on our ability to make sales or fulfill our orders on a timely basis. Additionally, as foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. If we fail to adequately address any of these regulations, our business will be harmed.

We are exposed to risks in operating in foreign markets, which may make operating in those markets difficult and thereby force us to curtail our business operations.

In conducting our business in foreign countries, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. Risks inherent to operating in other countries range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

Due to the nature of our business, our financial and operating results could fluctuate.

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter. As a result of our dependence on a limited number of customers and our increased reliance on our e-ID, electronic monitoring PureRF suite and products, our revenue has experienced wide fluctuations, and we expect that our revenue will continue to fluctuate in the future as we integrate the operations of the SmartID Division. A portion of our sales is not recurring sales; therefore, quarterly and annual sales levels will likely fluctuate. Sales in any period may not be indicative of sales in future periods. In addition, our result may fluctuate from year to year for the following reasons:

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

In addition, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has, to date, ranged from nine to 24 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer’s decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

Our reliance on third party technologies, raw materials and components for the development of some of our products may delay product launches, impair our ability to develop and deliver products and hurt our ability to compete in the market.

Most of our products integrate third-party technology that we license and/or raw materials and components that we purchase or otherwise obtain the right to use, including: operating systems, microchips, security and cryptography technology for card operating systems and dual interface technology. Our ability to purchase and license new technologies and components from third parties is and will continue to be critical to our ability to offer a complete line of products that meets customer needs and technological requirements. We may not be able to renew our existing licenses or to purchase components and raw materials on favorable terms, if at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology. We may also lose the potential competitive advantage such technology gave us. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to security issues, either of which could adversely affect our results of operations. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market could also be impaired.

Although we generally use standard raw materials and components for our systems, some of the key raw materials or components are available only from limited sources. Even where multiple sources are available, we typically obtain components and raw materials from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation.

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards. Although we have not experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners, thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market’s perception of our products and services.

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

Our current patents and any patents that we may register in the future may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the United States. Our means of protecting our intellectual property rights in Israel, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights.

Third parties may assert that we are infringing their intellectual property rights; IP litigation could require us to incur substantial costs even when our efforts are successful.

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

Other than the litigation that was initiated over a decade ago and resolved in 2012, we have not been subject to material intellectual property litigation to date. We have received demand letters in the past alleging that products or processes of ours are in breach of patents, which we have denied, but no lawsuits have been filed in respect of such claims.

Litigation may be necessary in the future to enforce any patents we have or may obtain and/or any other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, prevent us from licensing our technology or selling or manufacturing our products, or require us to expend significant resources to modify our products or attempt to develop non-infringing technology, any of which could seriously harm our business.

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain parties with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such parties.

We may have significant differences between forecasted demands to actual orders received, which may adversely affect our business.

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

Our future success depends largely on the efforts and abilities of our executive officers and senior management and other key employees, including technical and sales personnel. The loss of the services of any of these persons could adversely affect our business. We do not maintain any “key-person” life insurance with respect to any of our employees.

Our ability to remain competitive depends in part on attracting, hiring and retaining qualified technical personnel; If we are not successful in such efforts, our business could be disrupted.

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

The rules and regulations of the United States Federal Communications Commission, or the FCC, limit the radio frequency used by and level of power emitting from electronic equipment. Our readers, controllers and other radio frequency technology scanning equipment are required to comply with these FCC rules, which may require certification, verification or registration of the equipment with the FCC. Certification and verification of new equipment requires testing to ensure the equipment’s compliance with the FCC’s rules. The equipment must be labeled according to the FCC’s rules to show compliance with these rules. Testing, processing of the FCC’s equipment certificate or FCC registration and labeling may increase development and production costs and could delay introduction of our verification scanning device and next generation radio frequency technology scanning equipment into the U.S. market. Electronic equipment permitted or authorized to be used by us through FCC certification or verification procedures must not cause harmful interference to licensed FCC users, and may be subject to radio frequency interference from licensed FCC users. Selling, leasing or importing non-compliant equipment is considered a violation of FCC rules and federal law, and violators may be subject to an enforcement action by the FCC. Any failure to comply with the applicable rules and regulations of the FCC could have an adverse effect on our business, operating results and financial condition by increasing our compliance costs and/or limiting our sales in the United States.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year. We may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	additions or departures of key personnel;

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

In addition, the stock market in general, and the market for Israeli companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the company in question. If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

We have a shareholder that is able to exercise substantial influence over us and all matters submitted to our shareholders.

Sigma Wave Ltd., or Sigma, is the beneficial owner of approximately 30% of our outstanding shares. Such ownership interest gives Sigma the ability to influence and direct our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma will have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

We do not expect to pay cash dividends.

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends in the foreseeable future. According to the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. The payment of dividends will depend on earnings, financial condition, debt covenants in place, and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

Risks Related to Our Location and Incorporation in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies. As a result, we are precluded from marketing our products to these countries, companies and organizations. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years, there have been calls, in Europe and elsewhere, to reduce trade with Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our financial results may be adversely affected by inflation and currency fluctuations.

We report our financial results in dollars, while a portion of our expenses, primarily salaries, are paid in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. The appreciation of the NIS against the U.S. dollar will result in an increase in the U.S. dollar cost of our NIS expenses. We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. In the past, the NIS exchange rate with the dollar and other foreign currencies had fluctuated, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected. From time to time, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, any such hedging transaction may not materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Memorandum of Association and Articles of Association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders, and to refrain from misusing his power, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital and mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from exploiting any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our Articles of Association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, but provides that remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Our shareholders may face difficulties in the enforcement of civil liabilities against us and our officers and directors and Israeli auditors or in asserting U.S. securities law claims in Israel.

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

Being a foreign private issuer exempts us from certain SEC requirements.

As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions applicable to U.S. public companies including:

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

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

During the fourth quarter of 2006, we established a new wholly-owned Israeli subsidiary, S.B.C. Aviation Ltd., which began operations in 2007 and focused on executing information technology and security projects.

In 2006 we decided to sell most of our e-ID Division in order to focus on opportunities in the U.S. for our active RFID and mobile businesses as well as our Critical Situation Management System, or CSMS, business, which we sold in 2010.

On December 31, 2006, we sold the majority of the e-ID Division activities and related intellectual property to OTI for 2,827,200 restricted ordinary shares of OTI, net of 49,892 shares that were granted to consultants as non-cash payment for their services to our company and direct expenses related to the transaction. As of December 31, 2008, we sold all of the OTI shares that we received in the transaction.

Simultaneously with the December 31, 2006 sale of the majority of our e-ID Division to OTI, we entered into a service and supply agreement with OTI under which: (i) OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI; and (ii) OTI granted us an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use in connection with those projects, certain intellectual property rights transferred to OTI as part of the OTI transaction, for the duration of such projects. This agreement was terminated upon our acquisition of OTI’s SmartID Division.

On August 28, 2007, we purchased through our wholly-owned subsidiary, Vuance, Inc., all of the issued and outstanding stock capital of Security Holding Corp., or SHC, from Homeland Security Capital Corporation and other minority shareholders for approximately $4,335,000 of our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. A total of 258,218 ordinary shares were issued to the sellers. SHC was a Delaware corporation engaged in the manufacture and distribution of RFID-enabled solutions, access control and security management systems. During the fourth quarter of 2007, SHC and its subsidiaries were merged into our Vuance, Inc. subsidiary.

In September 2007, we entered into a definitive agreement to acquire the credentialing division of Disaster Management Solutions Inc., or DMS, for approximately $100,000 in cash and up to $650,000 in royalties payable upon sales of the advanced first responder credentialing system named “RAPTOR” during the first twelve months following the acquisition in August 2007. This acquisition complemented our former incident management solutions business and added the RAPTOR system to our former CSMS business, both of which were sold in 2010.

On March 25, 2009, we completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, Inc. pursuant to an asset purchase agreement. We agreed to pay Intelli-Site $262,000 payable in cash and in our shares (which were subject to a certain lock up mechanism) and included a contingent consideration of up to $600,000 based upon certain conditions.

In January 2010, we completed the sale to OLTIS Security Systems International, LLC, or OSSI, of certain assets (including certain accounts receivable and inventory of a subsidiary) and certain liabilities (including certain accounts payable) related to our electronic access control market for $146,822 in cash. In addition, OSSI paid off a loan that our subsidiary had taken from Bridge Bank, National Association.

In January 2010, we completed the sale of certain of the assets of Vuance, Inc and certain of its liabilities related to our Government Services Division, pursuant to an asset purchase agreement for $250,000. In addition, the purchasers agreed to pay Vuance, Inc. an earn-out of up to $1,500,000 over the course of calendar years 2010 through 2013.

In October 2010, we entered into an agreement for the sale of our entire equity interest in SuperCom Asia Pacific Ltd., for no consideration. As part of this sale, we assigned to the purchaser certain outstanding loans due to us by SuperCom Asia Pacific in the amount of $1.4 million, which is equal to our cumulative investment in SuperCom Asia Pacific, and the purchaser in return undertook the operation and other liabilities of SuperCom Asia Pacific Ltd.

At the beginning of 2012, we decided to leverage on our experience in the e-ID market and increase our position in the market by: (i) proposing other new technologies and solutions to our existing e-ID customers, (ii) securing other e-ID projects and solutions by virtue of entering into joint ventures with partners with a global presence and complementary goals and products, and (iii) retaining an outstanding group of market executives and experts, which allowed us to propose and implement what we believe to be competitive ID and e-ID solutions to the global markets.

During 2012 we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and animal and livestock management, using our RFID and Mobile PureRF® suite of products.

On December 26, 2013 we acquired the SmartID Division of OTI, including all contracts, software, other related technologies and IP assets. We paid OTI $8.8 million ($10 million less certain closing adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones.

B.	BUSINESS OVERVIEW

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. We provide cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by our PureRF™ wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.   Our product depth and global presence was expanded significantly with our acquisition of the SmartID Division of OTI in December 2013.

Our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles. We provide all-in-one field-proven radio-frequency identification, or RFID, and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.  Our industry focus includes public safety and healthcare- and animal-related tracking and records management. Our proprietary RFID and Mobile PureRF™ suite of hybrid hardware and software components are the foundation of these products and services.

The basic components of our PureRF™ Suite include:

•	an active tag that is attached to the item to be identified, located or tracked, and which contains a microchip transmitter, an antenna, a capacitor and battery;

•	one or more wireless receivers that communicate with the active tags;

•	one or more activators that control the tags in certain applications;

•	the tag’s initializer, which is used to configure the PureRF™ tags; and

•	a web-based hardware and software management system that captures and processes the ID and sensor data from the active tags and which may be configured to provide an alert upon the occurrence of a trigger event.

On December 26, 2013 we acquired the business of OTI’s SmartID Division in consideration of $10 million. We also agreed to make contingent payments of up to an additional $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones that include payments under assumed contracts and other items. Our strategy in acquiring the SmartID Division was to significantly expand our global infrastructure and business and enhance the predictability of our revenues.

The SmartID Division conducts a wide range of projects including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management. The acquisition expanded our customer base throughout the world, add multiple ongoing contracts and enrich our pipeline of proposals and leads.  SmartID technologies, intellectual property and products are based on a common platform and will readily integrate with our platform.  We used SmartID’s platform and products for our major customer until a year ago. We believe that the acquisition will provide us with a broader line of products with a higher gross margin. The SmartID platform is field proven and we plan to develop additional applications in the future. We also believe that as a result of the acquisition we will be able to reduce our delivery times as we will be able to eliminate the need to develop the applications for future customers. The acquisition will add to our team of outstanding market and technological experts and will enhance our marketing presence in South America, Africa and Asia, where our current presence is relatively modest.

The acquisition of the SmartID Division is part of our larger strategy, commenced in 2012, to expand our activities in the ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our government sales activities include utilizing paper secured by different levels of security patterns (such as UV light and holograms), as well as electronic personal identification enabled by biometric data, principally in connection with the issuance of national multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

Market Opportunity

RFID is a widely adopted technology in the auto-identification market, which addresses electronic identification and location of objects. Typically, an RFID tag or transponder is attached to or incorporated into a product or person. A handheld or stationary device that receives the radio frequency waves from these tags is used to determine their locations. Prior to the adoption of RFID, users identified and tracked assets manually as well as through the use of bar code technology. These solutions were limited because of the need for ongoing human intervention and the lack of instantaneous location capabilities. RFID technology possesses greater range, accuracy, speed and lower line−of−sight requirements than bar code technology.

The increased demand for better security systems and services has positively affected trends within the industry. Personnel and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our wireless ID-enabled security solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles.

Our Strategy

We are focused on our core competencies - active RFID technology and solutions and e-ID projects and solutions. Our growth strategy includes the following components:

•	Develop strong strategic relationships with our business partners, including our systems integrators and distributors that introduce our products and solutions into their respective markets.

•	Employ dedicated sales personnel to work closely with our business partners. Our sales personnel customize and adapt solutions that can then be installed and supported by these business partners.

•	Expand our active RFID and mobile activities globally, particularly in Europe, Israel and the Far East.

•	Leverage our reputation, talented personnel, and project management capabilities in the e-ID market to secure additional projects and solutions in the growing e-ID and e-Government markets.

•	Leverage our customer base, superior PureRF® hybrid suite of products, and IT management capabilities to secure additional long term contracts with governments and communities in the public safety markets.

•	Develop strong strategic relationships with business partners that will introduce our products into the healthcare and homecare markets.

•	Develop strong strategic relationships with business partners in the animal and livestock management markets.

•	Identify and acquire synergistic contracts or businesses in order to reduce time to market, obtain complementary technologies and secure required references for international bids.

•	Grow our business in emerging markets with perceived significant growth opportunities.

We are targeting the following markets:

Access Control and Monitor Market. Our solutions can provide secure access control into restricted areas and map and track visitors throughout a facility. Many high security facilities, including governmental and industrial facilities, need access monitoring. For example, nuclear power plants, national research laboratories and correctional facilities need to accurately and securely monitor inbound and outbound activity. Line of sight identifiers, such as identification cards, suffer from problems that our RFID technology readily overcomes, including reliance on human visual identification, forgery and tampering. Our PureRF® Suite also enables identification and location of individuals in restricted areas in real time.

Public Safety Market (law enforcement agencies, community safety agencies and ministries of justice). Our Electronics Monitoring solutions can provide a set of comprehensive solutions for law enforcement agencies, community safety agencies and ministries of justice around the worlds, we make use of our innovative mobile and radio frequency identification and geographical location technologies to deliver electronic identification, monitoring and tracking solutions for house arrest for offenders, GPS tracking, inmate control, detainee monitoring juvenile supervision and tracking of persons returned into communities.

National e-ID and e-Government Market. We provide advanced smart card and identification technologies and products for governmental customers in Europe, Asia and Africa. We offer a complete end-to-end in-house solution for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. Our solutions include MAGNA™, a complete end-to-end solution for such items as electronic passports (e-Passport), national identity cards (national ID), voter identification cards, drivers’ licenses, visas and other border entry documents and military, police and commercial access identification.

Airports and Ports. Our solutions can offer solutions for airports and ports by enabling common carriers to monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing the risk of lost baggage, increasing customer service and improving security. In addition, our e-ID solutions can offer airports and ports turnkey border control systems. Our border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive unequivocal identification using a combination of two machine readable biometric applications – fingerprints and facial recognition. We offers short implementation and quick integration with the existing border control system of the country and provide external interfaces to digital certificate authority for signature verification as well as interfaces to other agencies.

Businesses and Industrial Companies. Our PureRF® Suite can be used by businesses, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, order pick-up, inventory verification and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our PureRF® Suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

Hospitals and Homecare. The healthcare sector has successfully utilized RFID technologies for the purposes of infant protection in maternity wards and resident safety in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRF® Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, RFID technology will be utilized in real time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

Animal and Livestock Owners. Farmers may use our SmartCow system to collect, analyze and detect critical heat and health issues. In addition, the system provides rumination monitoring and consist of health and reproduction intelligence (which optimize milk production per cow). Pet owners may use our PetTrack systems which provide the ability to locate, track and monitor their pets with a very low cost system. Animal and livestock owners may use our HerdTrack and Livestock management systems to identify, locate, monitor and track herds and animals as well as monitor their lifecycle.

Our Solutions and Products

PureRF® Suite

Our RFID division is a RFID management solution provider. Our PureRF® Suite RFID asset-tracking management platform streamlines critical resources (assets and personnel) management scenarios through the introduction of PureRF®. PureRF® is an integrated movement detection solution, or MDS, platform, and a real time locating system, or RTLS, that enables users to monitor, track, locate, secure and manage multiple objects/items and is operated by a secure, proprietary knowledge-based, interactive, user-friendly interface.

Our RFID division features an all-in-one active RFID technology accompanied with services specifically tailored to meet the requirements of the following industries: (i) public safety, (ii) healthcare and homecare, and (iii) animal and livestock management. Our PureRF® Suite assists companies to efficiently utilize time and resources and we believe it is the leading solution for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable resources, personal and assets.

Our PureRF® Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our PureRF® Suite is a complete location position, or LP, system solution based on active RFID tag technology that provides commercial customers and governmental agencies enhanced asset management capabilities. The basic components of our PureRF® Suite include:

•	an active tag, which contains a microchip equipped transmitter, an antenna, a capacitor and battery attached to the item to be identified, located or tracked;
•	a web-based management system, which captures and processes the signal from the active tag, and may be configured to provide an alert upon the occurrence of a trigger event;
•	one or more wireless receivers;
•	one or more activators; and
•	the tag’s initializer, which is used to configure the PureRF® tags.

The ability to reliably identify and track the movement of people and objects in real time enables PureRF® Suite customers to detect unauthorized movement of vehicles, trace packages and containers, control personnel and vehicle access to premises, and protect personnel in hazardous working environments and disaster management situations.

We listen carefully to our strategic business partners and work closely with them to develop integrated solutions that meet their exacting specifications and requirements. We fully support our partners and customers from pre-sales meetings through installation and operation.

Our PureRF® Suite includes the following product components:

PureRF® Readers - Our PureRF® Reader is used to receive status messages from the PureRF® Tags. Range adjustable antennas can be discretely hidden to identify and track Tag activity. Readers can operate individually for small applications or in a network to cover wide areas. Our reader units are small, reliable and effective and can be controlled by multiple communications media.

Our reader is an intelligent, reliable and effective small long range RFID reader with an integrated protocol converter. The protocol converter supports various standard interfaces such as 26 bit Wiegand format, serial RS-232, serial RS-485 or TCP/IP (Ethernet) protocols, which can be utilized in various solutions.

PureRF® Tags - The PureRF® solution relies upon small, low-powered RF tags that are attached to objects or people. These weatherproof and shock resistant tags are inexpensive and attach easily to key chains, uniform equipment, property, or vehicles to allow ID and tracking wherever it’s needed. License-free radio bands are used to track RF signals and can be read on hand-held devices. Transmitters can be programmed for periodic or event-driven transmissions. For high-security sites or situations, encrypted tag-to-reader communication prevents cloning or copying. An integrated anti-collision algorithm allows multiple tags to be simultaneously identified by a single reader, allowing employees to be matched to individual laptops or assets, shipping pallets to merchandise, assets to “authorized” locations and drivers to specific vehicles.

An RFID tag is an electronic printed circuit board, or PCB, combined with an antenna in a compact package. The packaging is structured to enable the RFID tag to be attached to an object or a person to be tracked. It can be attached to or incorporated into a product, animal or person for the purpose of identification and location detection using radio waves. Tags can be detected from varying distances depending on the influence of the surroundings on radio waves propagation.

PureRF tags also contain a short-range low frequency, or LF, receiver that can pick up signals transmitted by PureRF activators and Initializers. PureRF® activators are deployed throughout the monitored space and continually transmit a short- range uniquely identifying signal.

When an activator’s ID is picked up by a PureRF® tag, the activator’s ID is included in the PureRF® tag’s message transmissions. This indicates the tag’s location with more precise accuracy (compared to the RSSI method).

Hands-Free Long-Range RFID Asset Tags- These tags provide real-time asset loss prevention, inventory management, and personnel/asset tracking. They identify and track laptops, office machines, computer systems, tools, and telephones. They also identify employees and visitors in office buildings, hospitals, retail stores, warehouses, industrial facilities, mines and military installations.

Hands-Free Long-Range RFID Vehicle Tags- These tags provide long-range vehicle ID for parking and fleet management, access control, asset loss prevention at airports, gated communities, truck and bus terminals, employee parking lots, hospitals, industrial facilities, railroads, mines and military installations.

PureRF® Activators- PureRF activators are used to improve the accuracy of locating assets compared to what is provided by the receiver ID. They are used primarily at entrances and exits. For this purpose, PureRF® activators are deployed throughout the monitored space where improved tag location measurement is required. The PureRF® activators continually transmit a short-range uniquely identifying LF signal. Tags can read this signal when they are close to the activator (up to about 24 feet). The activator ID that a tag reads is added to the message that the tag transmits to the receiver. An activator’s ID indicates the location of a PureRF® tag.

An RFID activator contains an electronic PCB combined with an antenna and it continuously transmits a unique identifier on a LF channel. The activator signal is received by the LF receiver that is incorporated in the tag. Such channel separation enables the tag to receive (activator ID) and transmit (to the receiver) simultaneously. The activator is an independent device that does not need to communicate with the third-party application. The activator only requires power to operate.

Control Software - The control software communicates with the receivers through the PureRF API (SDK) via the following interfaces/protocols: RS232, RS485, Wiegand, Ethernet and Wi-Fi. The application periodically collects the tags’ status messages from the receivers and records them in its database. Each tag message received contains the unique ID of the receiver that picked up its signal. The application can also analyze the database periodically to generate additional events based on status combinations.

The PureRF® Application Protocol Interface, or API, provides a simple and straightforward object-oriented interface for accessing information collected by the PureRF® receivers from PureRF® tags and controlling their settings. The PureRF® API can be integrated into a variety of applications, such as those intended for access control, security and incident management systems.

PureRF® Initializer - A PureRF® Initializer is a device that integrates a LF transmitter and an RF receiver into one device. This enables the Initializer to perform bi-directional communication with the tags. The Initializer is used to control a tag’s mode of operation (on/off) and for setting or modifying a tag’s operational parameters, such as transmission frequency (timing) and activated sensors.

Electronics Monitoring

Our Electronic Monitoring division was established in order to provide a set of comprehensive and superior solutions for the public safety market. As a technology innovator in the arena of radio frequency identification and geographical location, we make use of its proven and solid platforms in order to deliver a state-of-the-art electronic monitoring, or EM, solution in a fast, flexible and attentive manner.

Our Electronics Monitoring division strives to design and provide the most cost effective reliable, stable and advanced products for its customers. We believe in establishing long term relationships with our customers and partners centered upon transparent and open communication. Our EM customers are law enforcement agencies, community safety agencies and a ministry of justice. Our partners are local IT and security companies who provide us with local support and operations.

Equipped with complex IT knowledge and experience, senior personnel from the EM industry and our suite of products and software, can customize EM programs and solutions at all levels, from tags to readers to servers, and at all stages, from installation to monitoring.

E-ID and e-Gov. (∑ID)

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. Our applications and solutions included e-passports, visas and other border entry documents, national identification and military, police and commercial access identification.

In our e-ID Division, we developed a fully automated production line for picture identification contactless smart cards and offered our customers raw materials, maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for governmental and commercial customers. After the sale of the e-ID division to OTI, OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI. The customers and contracts of our e-ID Division in the years ended December 31, 2012, 2011 and 2010 included the following:

•	A contract for a national multi-ID with a European country - In 2006, we entered into additional agreement with a European country which we estimate will generate approximately $50 million in revenues during the 10-year term of the project. Under the agreement we will provide the end-to-end system for a national multi-ID issuing and control system that includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards. Although the project commenced during the third quarter of 2006, there can be no assurance that we will realize the full estimated value of this agreement.
•	Biometric visa system for a European country.
•	Automated smart card production system for a European country.
•	E-Passport for a European country.

At the beginning of 2012, we decided to leverage on our experience in the e-ID market and increase our position in the market by: (i) proposing other new technologies and solutions to our existing e-ID customers, (ii) securing other e-ID projects and solutions by virtue of entering into joint ventures with partners with a global presence and complementary goals and products, and (iii) retaining an outstanding group of market executives and experts that allowed us to propose and implement what we believe to be a competitive ID and e-ID solutions to the global market.

Currently, our e-ID and e-Gov. division (∑ID) offers complete (or partial) end-to-end, turnkey and comprehensive solutions for various governmental ID programs, such as:

• Population Registries and Census	• National eID/IDs
• Biometric Passports and Visas	• Smart Driving/Vehicle Licenses
• Biometric Border Control and Immigration	• Voters and Elections
• Internal Revenue and Social Security	• e-Government services

Our ∑ID systems comply with regional and international standards and enhance the usability by using smartcard applications. Our systems’ central servers include redundancy capabilities that provide disaster recovery or failover between sites. All solutions issue financial, accountability, transaction auditing and management information reports, which decrease the likelihood of tampering and fraud by individuals.

We offer a complete, end-to-end, in-house solution for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. Our solutions include MAGNA™, a complete end-to-end solution for such items as electronic passports (e-Passport), national identity cards, voter identification cards and drivers’ licenses. Our solution covers all that is needed for a government to offer a particular service to the public: business process engineering, solution design and integration, hardware and software implementation, operator and technician training. The solution covers all the foreseen workflows in the system, managerial and operational reports, and interfaces directly with the government’s business activity.

(∑ID products and applications

Most of our products are based on a common platform, which we refer to as MAGNA™. Our products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information. Our MAGNA™ modular platform offers short implementation and quick integration with the existing border control system of a country and provides external interfaces to digital certificate authority for signature verification as well as interfaces to other agencies. It offers a migration path to additional e-Gov applications and to additional electronic ID documents, such as national IDs, voter IDs and drivers’ licenses. Our platform can be customized to support a large number of applications, and has been deployed in different e-passport/national ID contracts worldwide, and is being developed for other application, such as medical services.

Our border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive unequivocal identification using a combination of two machine readable biometric applications – fingerprints and facial recognition.

Research and Development

Our research and development efforts have enabled us to offer our customers a broad line of products and solutions. We spent $564,000, $313,000 and $462,000 on research and development in the years ended December 31, 2013, 2012 and 2011, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of wireless ID, and e-ID. We intend to continue to research and develop new technologies and products for the e-ID and wireless ID and monitoring market. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries, resellers and distribution channels that include direct sales and sales through traditional distributor or resellers. We currently have ten employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of our subsidiaries in the United States, Ecuador, Panama and Tanzania, who sell and support our products in their regions. We are also represented by several independent distributors and resellers.

Our distributors and resellers sell our systems and products to business enterprises and governmental agencies and also act as the initial customer service contact for the systems and products they sell. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and may be terminated by the distributor. We do not have agreements with all of our distributors.

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2013 (all amounts in thousands of dollars):

	Year ended December 31,
	2013	2012	2011
Europe	7,455	8,637	7,498
Africa	903	-	-
South America	33	-	-
United States	199	217	344
Israel	232	86	80
	8,822	8,940	7,922

The following table provides a breakdown of total revenue by product category for the three years ended December 31, 2012 (all amounts in thousands of dollars):

	Year ended December 31,
	2013	2012	2011
Products	5,392	3,856	5,822
Maintenance, royalties and project management	3,430	5,084	2,100
Total	8,822	8,940	7,922

In 2006, we entered into a follow-on agreement with a European country This European country has been our customer since 1995. This follow-on agreement will expire on August 1, 2016. In the years ended December 31, 2013, 2012 and 2011, 73%, 64% and 95%, respectively, of our consolidated net revenue were attributable to sales to this European governmental customer.  We expect this agreement to generate approximately $12 million in additional revenue through 2016. We provided the customer with an end-to-end system for a national multi-ID issuing and control system that includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards. The customer pays us on a monthly basis, based on the type and number of documents issued each month, raw material delivered and equipment upgrades. The customer also pays us on a monthly basis for service, maintenance and project management. According to the multiple contracts with the customer we provide:

•	complete service and maintenance for the control system, digital enrollment and production equipment, IT subsystem, production lines, and quality control subsystems;

•	a software platform for all production of various national ID cards: passport, ID, Driver’s license and vehicle license, including software upgrades to meet regulatory changes and other customer operational requirements;

•	the raw materials required for the production and issuance of multinational documents such as, secure paper, laminates, chips and special paper;

•	spare parts, equipment and upgrades to all the production units; and

•	project management to the customer, including on site engineers and technicians, control over inventory and technological upgrades.

Customer Service

Customer service plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets as well as penetrating new markets. In addition, customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under separate customized agreements. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in the Panama, Ecuador, Tanzania, Europe, the U.S. or Israel. We generally provide our customers with a warranty for our products for 12 months and we offer additional extended warranty programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase starting in 2014, as the SmartID Division solutions are more complex and additional new products may be deployed

Manufacturing and Availability of Raw Materials

Our manufacturing operations consist primarily of materials planning and procurement, quality control of components, kit assembly and integration, final assembly, and testing of fully-configured systems. A significant portion of our manufacturing operations consists of the integration and testing of off-the-shelf components. Most of our products and systems, whether or not manufactured by us are configured to customer orders and undergo several levels of testing prior to delivery, including testing with the most current version of software.

We manufacture a range of RFID products and e-ID and EM products or systems. We outsource the manufacture of: (i) printed circuit boards, or PCBs, to a number of different suppliers both in Israel and the Far East,; (ii) enclosures to suppliers in Israel and the Far East; and (iii) Teslin paper (a synthetic material used in making ID cards), laminates, inlays, modules, cards, from suppliers from the Far East, Europe, the U.S. and Israel. The electronic assembly of our products is made in Israel, Europe, and the U.S. We sometimes commit to a long-term relationship with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and then tested, assembled by outsource manufacturers in Israel, calibrated, put in appropriate enclosures, and go through a validation and quality assurance, or QA, process. Other components are off-the-shelf products, which we purchase from a number of different suppliers.

All of the activities for e-ID and EM Projects, such as purchasing, logistics, integration, training, installation and testing, are done by our employees. In locations where we do not have a local representative, we assign certain tasks to local third parties and service providers that we supervise. In general we have subcontracting agreements with local IT companies who have dedicated and experienced personnel. Such subcontractors provide all local support, maintenance services and spare parts to customers in a specified area.

Competition

We assess our competitive position from our experience and market intelligence and from reviewing third party competitive research materials. We believe that Zebra, RF Code, Axcess, Ekahau, Wave Trend, Elpas and AeroScout, SCR are our potential competitors in the wireless ID tracking products and solutions market. We believe that G4S/Guidance, Serco, 3M Monitoring, Buddi, BU (Geo), iSecureTrac, and SecureAlert are our potential competitors in the EM products and solutions market. We believe that Face Technologies, 3M/Cogent, Tata group, Zetes Industries, On Track Innovations, Mühlbauer Group, Oberthur Technologies, Sagem, Morpho, Gemalto, Bundesdruckerei GmbH, and Nadra are our potential competitors in the e-ID products and solutions market. Due to the developing nature of the markets for our wireless ID, EM, e-ID, products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

Our management expects competition to intensify as the markets in which our products and solutions compete continue to develop. Some of our competitors may be more technologically sophisticated or have substantially greater technical, financial, or marketing resources than we do, or may have more extensive pre-existing relationships with potential customers. Although our products and services combine technologies and features that provide customers with complete and comprehensive solutions, we cannot assure that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, achieve greater customer acceptance or have significantly improved functionality as compared to our products and services. Increased competition may result in our experiencing reduced margins, loss of sales or a decrease in market share.

Intellectual Property

Our ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of patents, trademark, copyright trade secret and other intellectual property laws, employee and third-party nondisclosure agreements, licensing and other contractual arrangements. However, these legal protections afford only limited protection for our proprietary technology and intellectual property.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the U.S. Our method of protecting our intellectual property rights in Israel, the U.S. or any other country in which we operate may not be adequate to fully protect such rights.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom. We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for PureRFid®, SuperCom®, Vuance®, EduGate®, and "Vuance Validate your World"® and have applied for trademarks for PureMonitorTM, PureComTM, PureTagTM, PureTrackTM AAIDTM, SmartIDTM, MAGNATM and PureArrestTM.

Licenses

We license technology and software, such as operating systems and database software, from third parties for incorporation into our systems and products and we expect to continue to enter into these types of agreements for future products. Our licenses are either perpetual or for specific terms.

As part of the sale our e-ID activities to OTI in 2006, we received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use the intellectual property that we transferred to OTI in connection with certain ongoing e-ID projects, this license was replaced by a full assignment of the IP, following our acquisition of the SmartID division from OTI in December 2013.

As part of the acquisition of the SmartID division, we received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use certain intellectual property from OTI in connection with our past, ongoing and future e-ID projects.

Government Regulation

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws, regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations, and the requirements may differ.

C.	Organizational Structure

The diagram below shows our active subsidiaries and affiliates as of April 20, 2014:

S.B.C Aviation Ltd.

S.B.C Aviation Ltd., incorporated in Israel in the fourth quarter of 2006, is focused on executing information technology and security projects.

SuperCom Slovakia A.S. (“SuperCom Slovakia”)

SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. While we have a 66% ownership interest inSuperCom Slovakia, our voting power in SuperCom Slovakia is 50%.

Supercom Inc.

Supercom Inc. (formerly, PureRFid, Inc.), incorporated in Delaware, is responsible for our sales, marketing and support in the U.S.

Supercom Tanzania Ltd.

SuperCom Tanzania, incorporated in Tanzania, was acquired by us on December 26, 2013 as part of the acquisition of the SmartID Division and is focused on providing service and support to our customers in Tanzania.

Supercom PTY S.A.

SuperCom PTY, incorporated in Panama, was acquired by us on December 26, 2013 as part of the acquisition of the SmartID Division, and is focused on providing service and support to our customer in Panama.

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 1,900 square meters of facilities in Herzliya Pituach, Israel under a five year lease expiring on April 30, 2019 (with a right to terminate after two years). According to the agreement, the monthly fee (including management fees) is approximately $63,000.

Our total annual rental fees, net of rent income from subleases, for 2013, 2012 and 2011 were $178,000, $194,000 and $176,000, respectively.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Background

We were organized in Israel in 1988. We operate internationally and have subsidiaries in the U.S., Slovakia, Tanzania, Panama, Israel and an office in Ecuador Our ordinary shares have been listed on the NASDAQ Capital Market since September 17, 2013 (symbol: SPCB). Our shares previously traded on the OTCQB® electronic quotation service.

Overview

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. We provide cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by our PureRF® wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.   Our product depth and global presence was expanded significantly with our acquisition of the SmartID Division of OTI in December 2013.

Our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles. We provide all-in-one field-proven radio-frequency identification, or RFID, and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.  Our industry focus includes public safety and healthcare- and animal-related tracking and records management. Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services.

Acquisition of SmartID Division of OTI

On December 26, 2013, we completed the acquisition OTI’s SmartID Division, including all contracts, software, other related technologies and IP assets. We paid OTI $10 million (less adjustment of $1.2 million) and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingent payments include the revenues generated by us from new e-ID projects that will be received by us either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following December 26, 2013. Earn-out payments are capped at $7.5 million and are due and payable for a period of seven (7) years the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if we receive certain new project or if we sell all or substantially all of the assets or contractual rights of our e-ID activities to a third party, other than an affiliate. Furthermore, if at any time during the period commencing as of the date of the agreement and ending on the December 26, 2016, we are awarded or otherwise receive orders under certain potential projects that were disclosed to us as part of the acquisition, the gross amount of all potential revenues under such orders or awards during each of the three 12-month periods following the closing date will be divided into units of $20 million each, or an award unit, and with respect to each full award unit in each year, we agreed to pay OTI $1,666,667 as additional consideration for the acquisition. Such amount will be payable in accordance with the earn-out mechanism, provided that the aggregate amount of all such additional consideration will not exceed $5 million. In addition for each award unit earned, the period of the OTI’s earn-out eligibility will be extended by an additional 12 month period.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Key Factors Affecting Our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and our results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

The integration of OTI’s SmartID Division

Integrating the operations of the SmartID Division successfully or otherwise realizing any of the anticipated benefits of the acquisition of the Smart ID Division, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations and the market price of our ordinary shares may decline as a result.

Realizing the benefits of the acquisition will depend in part on the integration of intellectual property, products, operations, personnel and sales force. These integration activities are complex and time-consuming and we may encounter unexpected difficulties or incur unexpected costs, including:

•	our inability to achieve the operating synergies anticipated in the acquisition, which would prevent us from achieving the positive earnings gains expected as a result of the acquisition;
•	diversion of management attention from ongoing business concerns to integration matters;
•	difficulties in consolidating and rationalizing information technology and intellectual property platforms and administrative infrastructures;
•	complexities associated with managing the combined businesses;
•	difficulties in integrating personnel;
28

•	challenges in maintaining the contracts and relationships of the SmartID Division thereby demonstrating to our customers and to customers of the SmartID Division that the acquisition will not result in adverse changes in customer service standards or business focus; and
•	possible cash flow interruption or loss of revenue as a result of the change of ownership.

Ability to manage our growth

Our future financial results will depend in part on our ability to profitably manage our growth. Management will need to maintain existing customers and attract new customers, recruit, retain and effectively manage employees, as well as expand operations and integrate customer support and financial control systems. If integration-related expenses and capital expenditure requirements are greater than anticipated or if we are unable to manage our growth profitably after the acquisition, our financial results and the market price of our common stock may decline.

Future changes to our purchase price accounting estimates relating to our acquisition of OTI’s SmartID Division could impact our historical or future operating results

The application of purchase price allocation requires that the total purchase price we paid for OTI’s SmartID Division be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date. All amounts in excess of the fair value are recorded as goodwill. The allocation process requires an analysis and valuation of acquired assets, including fixed assets, technologies, deferred tax assets, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies. We identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed in connection with our recent acquisition of OTI’s SmartID Division at their estimated fair values as of the date of the acquisition. This process requires estimates by our management based upon the best available information at the time of the preparation of the financial statements. These estimates of fair value may change in the future as we finalize the purchase price allocation. We expect it may take until December 31,2014 to complete the purchase price allocation. Any future changes to our estimates of the fair value of the assets and liabilities of OTI’s SmartID Division as of the date of the acquisition could impact our historical or future operating results.

Competition

The global market for RFID and mobile based enabled products and solutions is highly fragmented and intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as RFID and mobile technology begin to converge with the access control and information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the active RFID and mobile enabled solutions market expands, we expect additional competitors to enter the market. We cannot assure you that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

The global market for e-ID and e-Gov solutions is intensely competitive. It is characterized by rapidly changing technology, frequent new technologies and solutions introductions and rapidly changing customer demands. We expect competition to increase as more and more governments are adapting the s-security technology for all national ID documents. We may not be able to compete successfully against current or future competitors. We face competition from very large sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing contracts with potential customers. We cannot assure you that we will be able to maintain the quality of our solutions relative to those of our competitors or continue to develop and market new technologies and solutions effectively. Continued competitive pressures could cause us to lose significant market share.

Some of our competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and solutions that (i) are superior to our products, solutions and services, (ii) achieve greater customer acceptance or (iii) have significantly improved functionality as compared to our existing and future products and services, (iv) are lower in price and in delivery time. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market share.

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

Government contracts

Most contracts with governments or with state or local agencies or municipalities, are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire, if the governments, or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

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

Governments may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Governmental agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits, and may be subject to investigation, by governmental entities. Failure to comply with the terms of any Governmental Contract could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay the fines and penalties and prohibiting us from earning revenues from Governmental Contracts during the suspension period.

Furthermore, governmental programs can experience delays or cancellation of funding, which can be unpredictable; this may make it difficult to forecast our revenues on a quarter-by-quarter basis.

Explanation of Key Income Statement Items Significant Revenues and Expenses

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement. We generate the majority of our revenues from existing e-ID long term services contracts, providing customers with raw materials, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services.

We also generate some of our revenues (less than 10%) from the sale of active RFID and mobile-based products and solutions. Revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the nature of the technology being licensed. As a result, our gross profits from each project may vary significantly.

Our research and development expenses consist of salaries, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss)

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2013 expressed as a percentage of total revenues.

	2013	2012	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	21.5	18.1	41.7
Gross profit	78.5	81.9	58.3
Operating expenses:
Research and development	6.4	3.5	5.8
Selling and marketing	35.8	34.2	44.2
General and administrative	13.4	9.6	9.2
Other expenses (income)	5.7	12.1	(1.7)
Total operating expenses	61.3	59.5	57.6
Operating income	17.2	22.4	0.7
Financial (expenses) income, net	(1.8)	20.2	12.5
Income before income tax	15.4	42.6	13.2
Income tax (expense) benefit	57.9	11.3	(0.3)
Net income	73.3	53.9	12.9

Year Ended December 31, 2013 Compared With Year Ended December 31, 2012

Revenues

Our revenues in 2013 were $8,822,000 compared to $8,940,000 in 2012, a decrease of 1%. While revenues from our e-ID projects increased by 23% compared to 2012, we had a 65% decrease compared to 2012 in revenue from a one-time large security contract that we completed during 2013.

Gross Profit

Our gross profit in 2013 was $6,926,000 compared to $7,321,000 in 2012, a decrease of 5%. The gross profit margin for 2013 was 79% compared to 82% in 2012. The decrease in gross profit margin is attributable to changes in our mix of revenues from products, services and royalties.

Expenses

Our operating expenses increased in 2013 to $5,412,000 from $5,315,000 in 2012, an increase of 2%. The increase in operating expenses was primarily due to an increase in general and administrative expenses and research and development expenses, offset by a decrease in other expenses, as discussed below.

Our research and development expenses increased to $564,000 in 2013 from $313,000 in 2012, an increase of 80%. The increase in our research and development expenses was primarily due to our increased efforts in developing our RFID products and solutions.

Our general and administrative expenses increased to $1,183,000 in 2013 from $857,000 in 2012, an increase of 38%. The increase in general and administrative expenses was primarily due to our increased investors’ relations activity, an increase in public company expenses, as a result of our return to being listed on the NASDAQ capital markets, and an increase in our manpower.

Other expenses were $507,000 in 2013, a 47% decrease compared to other expenses of $1,085,000 in 2012. Other expenses in 2012 were composed mainly of bad debt expenses that we recorded based on management’s estimation with respect to the collectability of certain debt. In 2013, other expenses included the costs associated with our acquisition of the SmartID Division, and significantly lower bad debt expense.

Financial (Expenses) Income, net

We had financial expenses, net of $156,000 in 2013 compared to financial income, net of $1,805,000 in 2012. Financial expenses consist primarily of interest related to our bank credit line, bank fees and exchange rate expenses. The transition from financial income to financial expenses is primarily due to gains recorded on the conversion of outstanding convertible bonds to equity as part of the debt restructuring that was effected in 2012 and in 2011. In 2013 we did not record any such gains..

Income Tax

We recorded an income tax benefit of $5,108,000 for the year ended December 31, 2013 compared to an income tax benefit of $1,006,000 in 2012. These benefits resulted from tax loss carry forwards that we will be able to offset against current and future taxable income.

Net Income

As a result of the factors described above, our net income in 2013 was $6,466,000, compared to net income of $4,817,000 in 2012, an increase of 34%.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our revenues in 2012 were $8,940,000, compared to $7,922,000 in 2011, an increase of 13%. The increase is primarily due to an increase in revenues from our e-ID and Security projects.

Gross Profit

Our gross profits in 2012 increased to $7,321,000 from $4,616,000 in 2011, an increase of 58%. The gross profit margin for the year 2012 was 82% compared to 59% in 2011. The increase in gross profit margin is attributable to changes in our mix of revenues from products, services and royalties, and due to reduction of subcontractor provisional cost in the amount of $756,000 upon project completion and final payment to the subcontractor according the terms of the contract.

Expenses

Our operating expenses increased in 2012 to $5,315,000 from $4,562,000 in 2011, an increase of 17%. The increase in operating expenses was primarily due to a large increase in other expenses and a decrease in selling and marketing expenses, as discussed below.

Our research and development expenses decreased to $313,000 in 2012 from $462,000 in 2011, a decrease of 32%. The decrease in our research and development expenses was primarily due to an allocation of research and development engineers to project-related development, which is presented in costs of goods sold.

Our sales and marketing expenses decreased slightly to $3,060,000 in 2012 from $3,505,000 in 2011, a decrease of 13%. The decrease in sales and marketing expenses was primarily due to a decrease in commission expenses, arising from our efforts to optimize our selling and marketing efforts and cost reductions in our distribution, representatives and dealers’ networks worldwide.

Our general and administrative expenses increased to $857,000 in 2012 from $732,000 in 2011, an increase of 17%. The increase in general and administrative expenses was primarily due to an increase in salaries and related costs.

Other expenses were $1,085,000 in 2012, compared to other income of $137,000 in 2011. The transition from other income to other expenses is primarily due to bad debts expenses recorded in 2012 based on management’s estimation with respect to the collectability of certain debt, offset in part by a capital gain arising from the conversion of debt to equity by certain service providers.

Financial (Expenses) Income, net

Financial (expenses) income consist primarily of interest related to our bank credit line and outstanding convertible bonds, bank fees, gains recorded on the conversion of convertible bonds to equity and exchange rate expenses. Financial income increased to $1,805,000 in 2012, compared to $990,000 in 2011, an increase of 82%. The increase is primarily due to an increase in gains recorded on the conversion of outstanding convertible bonds to equity as part of the debt restructuring that was effected in 2012 and in 2011.

Income Tax

Income tax benefit from continuing operations for the year ended December 31, 2012 was $1,006,000 compared to income tax of $25,000 in 2011. We recorded a tax benefit in 2012 due to a $1,006,000 decrease in the valuation allowance in respect of deferred tax assets resulting from tax loss carry forwards, compared to withholding tax expenses related to our project with a European country in 2011.

Net Income

As a result of the factors described above, our net income in 2012 was $4,817,000, compared to net income of $1,019,000 in 2011.

Seasonality

Our operating results are generally not characterized by a seasonal pattern except for our sales in Europe which are generally lower in the summer months.

Impact of Currency Fluctuation and of Inflation

We report our financial results in dollars and receive payments in dollars for most of our sales, while a portion of our expenses, primarily salaries, are paid in NIS. Therefore, the dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increase. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8

The depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2011 the U.S. dollar appreciated against the NIS, which resulted in a decrease in the U.S. dollar cost of our NIS expenses. During 2012 and 2013, the NIS appreciated against the U.S. dollar.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Conditions in Israel

We are organized under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel is also a member of the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies. The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013. The corporate tax rate increased to 26.5% in 2014. In view of the increase in the corporate tax rate since 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax

B.	Liquidity and Capital Resources

As of December 31, 2013, our cash and cash equivalents totaled $2,673,000 compared to $225,000 as of December 31, 2012. Since our organization in 1988, our principal source of financing has been public and private offerings of our equity and debt and from the sale of businesses and subsidiaries. We have accumulated net losses of approximately $37,042,000 from our inception through December 31, 2013.

During the years 2010 to 2013, certain of our major creditors and convertible bond holders accepted our offer to convert the amounts owed to them into our ordinary shares, and following the conversion of $7,221,734 of debt and convertible bonds, we issued 6,953,412 of our ordinary shares and warrants to purchase 598,696 ordinary shares.

In December 2013, we completed a follow-on public offering of 3,450,000 of our ordinary shares and received net proceeds of $12,043,000. We used $8.8 million of such proceeds to fund our acquisition of the SmartID Division of OTI on December 26, 2013.

During the three years ended December 31, 2013, 2012 and 2011, our capital expenditures totaled approximately $103,000 (not including our acquisition of the SmartID Division), $28,000, and $23,000, respectively.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID Division. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Net cash provided by (used in) operating activities	(567)	24	(189)
Net cash provided by (used in) investing activities	(9,067)	(3)	116
Net cash provided by (used in) financing activities	12,082	(11)	91
Net increase in cash and cash equivalents	2,448	10	18
Cash and cash equivalents at beginning of period	225	215	197
Cash and cash equivalents at end of period	2,673	225	215

Net cash used in operating activities for the year ended December 31, 2013 was $567,000, compared to net cash provided by operating activities of $24,000 during the year ended December 31, 2012, a decrease of $591,000. This decrease was primarily due to an increase of $1,498,000 in trade receivables and an increase of $2,779,000 in other accounts receivable and prepaid expenses during 2013. Net cash used by investing activities during the year ended December 31, 2013 was $9,067,000, compared to only $3,000 during the year ended December 31, 2012. The increase was primarily due to the acquisition of the SmartID division of OTI. Net cash provided by financing activities during the year ended December 31, 2013 was $12,082,000, compared to net cash used by financing activities of $11,000 during the year ended December 31, 2012, as a result of the underwritten follow-on offering of ordinary shares we completed in December 2013 and from the exercise of options and warrants.

Net cash provided by operating activities for the year ended December 31, 2012 was $24,000, compared to net cash used by operating activities of $189,000 during the year ended December 31, 2011.. This improvement was primarily due to our net income of $4,817,000 in 2012 compared to $1,019,000 during 2011, which was offset by a decrease in trade payables of $659,000, a capital gain of $2,230,000 on the conversion of debt and Convertible Bonds into equity and a decrease in accrued expenses and other liabilities of $638,000 during 2012. Net cash used by investing activities during the year ended December 31, 2012 was $3,000, compared to net cash provided by investing activities of $116,000 during the year ended December 31, 2011, due to a release of $130,000 in cash that was held in a restricted account upon the completion of a contract in 2011. Net cash used by financing activities during the year ended December 31, 2012 was $11,000, compared to net cash provided by financing activities of $91,000 during the year ended December 31, 2011, a decrease of $102,000, due to the drawdown of a new $100,000 line of credit from a bank.

Discussion of Critical Accounting Policies

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

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates. Our management believes that the accounting policies which affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to fully understanding and evaluating our reported results include the following:

•	Revenue recognition;
•	Allowance for doubtful accounts;
•	Deferred taxes;
•	Debt to equity conversion; and
•	Contingencies.

Revenue Recognition

We generate the majority of our revenues from existing e-ID and security long term services contracts, providing our customers with, support, maintenance, royalties, training and installation. In addition, we generate some of our revenues from the sale of active RFID and mobile based products and solutions. We render services and sell our products in the U.S. through distributors and our local subsidiary, PureRFid, Inc., and directly throughout the rest of the world.

Services and Products sales are recognized when persuasive evidence of an agreement exists, services have been rendered or delivery of the product has occurred, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses. We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2013, we had an allowance for customer returns in an amount of $8,000.

We recognize certain long-term contract revenues in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts.” Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

We believe that the use of the percentage of completion method is appropriate, since we have the ability, using also an independent subcontractor’s evaluation, to make reasonably estimates of the extent of progress made towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, we expect to perform our contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, we utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2012 and 2013, all the long-term contracts were completed and their related revenues were recognized in full.

Our warranty period is typically 12 months. Based primarily on our historical experience, we do not provide for warranty costs when revenue is recognized since such costs are not material.

We provide our customer with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis.

Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $2,084,000 and $1,726,000 at December 31, 2013 and 2012, respectively.

Deferred Taxes

We account for income taxes, in accordance with the provisions of ASC 740 (“Income Taxes”) under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. Expectation about realization of deferred tax assets related to losses carried forward are subjective and require estimates of future income in the territories in which such losses has been generated. Changes in those estimations could lead to changes in the expected realization of the deferred tax assets and to the increase or decrease in valuation allowances.

Business Combinations.

Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date. The acquisition date is the date on which we obtain control over the acquiree.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued, if any, by our company on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, we recognize changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position.

We recognize goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized.

Costs associated with the acquisition that were incurred in the business combination such as, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

C.	Research and Development

Our research and development efforts have enabled us to offer our customers a broad line of products and solutions. As of December 31, 2013 the number of employees in our research and development activities was 18. We spent $564,000, $313,000 and $462,000 on research and development in 2013, 2012 and 2011, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of wireless ID. We intend to continue to research and develop new technologies and products for the e-ID and wireless ID and monitoring market. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

We expect that our results in 2014 will be impacted by the integration of the operations of the SmartID Division.

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Bank loan and credit line	$—	—	—	—	—
Operating lease obligations	$1,119	552	567	—	—
Total contractual cash obligations	$1,119	552	567	—	—

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Tsviya Trabelsi	56	Chairperson of the Board
Menachem Mirski	58	Director (2)(3)
Avi Ayash	42	External Director (1) (2) (3)
David Mimon	53	Director
Shlomit Sarusi	56	External Director (1) (2) (3)

(1)	“External Director” as defined in the Israeli Companies Law
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Mrs. Tsviya Trabelsi, our Chairperson, is married to Arie Trabelsi, our Chief Executive Officer, and Ordan Trabelsi, our VP, Business Development and U.S. Operations, is their son. Mr. David Mimon is the brother of Mrs. Tsviya Trabelsi. There are no other familial relationships among our directors and executive officers.

Mrs. Tsviya Trabelsi has served as a director since November 15, 2012 and pursuant to the approval of our shareholders, as the Chairperson of our Board since December 27, 2012. Prior to that, Mrs. Trabelsi served as our Chairperson from July 2010 until December 2011. Mrs. Trabelsi is a certified public accountant with financial management experience in Israel and the United States. Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd., or Sigma, a wireless, security and internet focused company and our controlling shareholder, and also President and Director of Klikot Inc., a global social networking company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel Aviv.

Mr. Menachem Mirski has served as a director of our company since July 25, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 26 years of experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Mr. David Mimon has served as a director of our company since July 25, 2010 and is an advocate and notary with experience in providing legal representation and consulting services to individuals and companies in various areas of law. He is the owner of a legal practice with offices in Netanya and Haifa, Israel. Mr. Mimon holds a LLM from the University of Tel Aviv.

Shlomit Sarusi has served as an external director and as a member of our audit committee since December 27, 2012, She is the founder and the CEO of HCC Ltd, an e-Commerce and Smart e-Payment solutions provider. Mrs. Sarusi has more than 13 years of experience in the development and deployment of advanced e-Commerce, e-Payments and CRM - Mobile and Internet based solutions. Mrs. Sarusi has led research, development and implementation of solutions for various departments of the Israeli Defense Forces for over 14 years. Mrs. Sarusi holds a BA degree in Statistics and an MBA degree from Ben-Gurion University.

Avi Ayash has served as an external director and as a member of our audit committee since December 8, 2011. Mr. Ayash is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and a member of its investment committee. Mr. Ayash has more than 16 years of experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and an MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

We are managed by our board of directors. Pursuant to our Articles of Association, the number of directors may be determined from time to time by the board of directors, and unless otherwise determined, the number of directors comprising the board of directors will be between four and ten. Directors are elected for a one year term ending at the following annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. However, if no directors are elected at an annual meeting, then the incumbents shall be deemed re-elected at the same meeting. The General Meeting may resolve that a director be elected for a period longer than the time ending at the next annual meeting but not longer than that ending at the third next annual meeting. The board of directors elects one of its members to serve as the Chairman.

Executive Officers and Key Employees

Our executive officers and certain key employees are:

Name	Age	Position
Arie Trabelsi*	56	President and Chief Executive Officer
Doron Ilan*	46	Chief Financial Officer
Igor Merling	56	Chief Technology Officer
Billy Gurevich	59	Chief Legal Officer
Mark Riaboy	76	Vice President, National Project
Amir Shemesh*	41	Vice President, Electronic Monitoring
Eli Basson*	56	Vice President, e-ID
Ordan Trabelsi	29	VP, Business Development and U.S. Operations

* Executive officer

Arie Trabelsi, President and Chief Executive Officer. Mr. Trabelsi joined us in November 2010 as President and Chief Executive Officer. He served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date, and served as Chairman of board of directors from December 12, 2011 to December 27, 2012. He has more than 28 years of experience in the global wireless, Internet and communications industries. Prior to joining SuperCom, he led Sigma Wave Ltd., a wireless, security, and internet focused company and our controlling shareholder, from November 1999. Mr. Trabelsi holds a BSc. degree in Electrical and Computer Engineering from Ben Gurion University and a MSc. degree in Computer Engineering from Drexel University, Philadelphia, Pennsylvania.

Doron Ilan, Chief Financial Officer. Mr. Ilan joined us in May 2013 as our Chief Financial Officer. He brings significant experience in corporate finance, mergers and acquisitions and public offerings. In his former position, Doron served as the Chief Financial Officer of 012 Smile Telecom and its predecessor companies from January 2007 until October 2011, where he helped lead the company through complex merger processes and executed a successful IPO on the NASDAQ Global Market. Doron began his financial career in 1992 at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. He holds an M.B.A.degree and a B.A. degree in Economics and Accounting from Bar-Ilan University, Tel Aviv. Mr. Ilan is a Certified Public Accountant in Israel.

Billy Gurevich, Chief Legal Officer, Ms. Gurevich joined us in December 2013 as our Chief Legal Officer. She has significant experience in handling corporate legal matters and business issues. Prior to joining us, from January 2011, Billy was a legal consultant to major companies such as On Track Innovations Ltd., leading the company through its major international e-ID tenders and contracts. From February 2008 until December 2010, Ms. Gurevich was employed as a senior lawyer with Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices and a legal advisor to Ministry of Finance's Tender Committees. Billy has more than 15 years of experience in the global telecommunication industry, with companies such as Nortel and Alcatel Lucent. She holds B.A. degree and Master’s degrees from Tel-Aviv University in Philosophy and Political Science. She holds a L.L.B. degree from the College of Management Academic Studies, Rishon Lezion, Israel, and is a member of the Israeli bar since 1999.

Elli Basson, Vice President e-ID, Mr. Basson has been associated with SuperCom and OTI’s SmartID division for the last 15 years, and brings over 25 years of experience in customer management, R&D and sales and marketing positions. Mr. Basson brings extensive experience in the Governmental e-ID markets including projects’ implementations, project financing and initiated e-ID technology platform implemented in several projects. Prior to joining SuperCom in January, 2014, Eli served as the VP of the Smart ID Division at On Track Innovations (OTI) since December, 2006. Prior to OTI, Eli served for 10 years in various positions at SuperCom, Eldor Computers and Orbotech. Mr. Basson holds Master's degree in Management and a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology

Igor Merling, Chief Technology Officer. Prior to re-joining us in October 2012, Mr. Merling served from 2006 to September 2012 as the Chief Technology Officer of the Smart ID Division of On Track Innovations Ltd. Mr. Merling was employed by our company as a software developer and architect for national ID systems from 1991 until 2006. He holds a BSc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Mark Riaboy,Vice President, National Project. Mr. Riaboy joined us in November 1995 as a project manager for national multi-Id documents. Prior to joining us, he was Chief of Laboratory of new semiconductor devices at USSR, Special Constructor Bureau, Moscow, for over 20 years. Mr. Riaboy holds a degree in Physics and Electronic Engineering from the University of Steels and Alloys, Moscow, USSR.

Amir Shemesh, Vice President, Electronic Monitoring. Mr. Shemesh joined us in January 2013. Prior to joining us, from 2007 until June 2012, Mr. Shemesh was the Director of Customer Support and Value Added Services at 3M EM, a global electronic monitoring solution provider for law enforcement. Prior to 3M EM, he worked for various global telecommunication companies, including Veraz Networks, ECI Telecom and VocalTec. Mr. Shemesh holds a Master’s Degree (M.A) in Law from Bar Ilan University, a B.A. degree in Management and a Practical Engineer degree in Electronics from the Open University, Israel.

Ordan Trabelsi, VP Business Development and Head of U.S. Operations. Mr. Trabelsi joined us in May 2013 as VP Business Development and U.S. Operations. Previously and since June 2009, he served as CEO of Sigma Wave Ltd., a wireless, security and internet focused company and our controlling shareholder. From 2006 until December 2012, he was co-founder and CEO of Klikot, a global social networking company. Mr. Trabelsi has expertise in security, cyber, mobile and internet networks technologies, and experience in strategic merger and acquisition and product strategies. Mr. Trabelsi holds a BSc. degree in Software and Electrical Engineering from the Technion - Israel Institute of Technology, and an M.B.A. degree from the Columbia University Business School, New York.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group ([10] persons)	$468,000	$53,000

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2013 was approximately $521,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2013, we had set aside approximately $53,000 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee of a director (other than with respect to our Chairman of the Board) is $1,500 and the monthly fee of an external director is approximately $696 plus approximately $533 for every board or audit committee meeting attended.

As of December 31, 2013, our directors and executive officers as a group, then consisting of 10 persons, held options to purchase an aggregate of 5,883 ordinary shares, at exercise price of $0.85 per share. All the options will expire in 2014. All such options were granted under our 2007 Stock Option Plan. See Item 6E.“Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Tsviya Trabelsi	Director and Chairperson of the Board	November 15, 2012	Next annual general meeting
Avi Ayash	External Director	December 8, 2011	December 8, 2014
Shlomit Sarusi	External Director	December 27, 2012	December 27, 2015
David Mimon	Director	July 25, 2010	Next annual general meeting
Menachem Mirski	Director	July 25, 2010	Next annual general meeting

Our Articles of Association provide that the number of directors may be determined from time to time by the board of directors, and unless otherwise determined, the number of directors comprising the board of directors will be between four and ten. Our board of directors is presently comprised of five members, two of whom were elected as external directors under the provisions of the Israeli Companies Law. Our Articles of Association provide that the majority of the directors appointed to the board of directors will be independent directors. Mrs. Sarusi, Mr. Ayash and Mr. Mirski satisfy the applicable requirements for independence under our Articles of Association.

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Mr. Ayash, who will hold office until December 2014 and Mrs. Shlomit Sarusi, who will hold office until December 2015.

Alternate Directors

As permitted under the Companies Law, our Articles of Association provide that any director may, subject to the board of directors’ approval, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director may not be appointed as an alternate director. Nevertheless, a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee. An external director may not appoint an alternate director unless such alternate director is eligible to be an external director and has either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. See “— External Directors.” Similarly, an independent director within the meaning of the Companies Law may not appoint an alternate director unless such alternate director is eligible to be an independent director within the meaning of the Companies Law. An alternate director may be appointed for one meeting or until notice is given of the cancellation of the appointment.

External directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company, if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the external directors of such a company must have “professional qualification.”

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

In general, under the Israeli Companies Law external directors serve for a three-year term and may be reelected to two (2) additional three-year terms. However, Israeli companies listed on certain stock exchanges outside Israel may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company. External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law, the term of office of an external director may be extended by the shareholders following the initial three year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company. If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above. If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The chairman of the audit committee must be an external director. The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period). Under the Companies Law, the audit committee and the compensation committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

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

Under the Exchange Act and NASDAQ Stock Market listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and NASDAQ listing requirements. Our board of directors has determined that each of Mrs. Sarusi and Mr. Ayash qualify as an “audit committee financial expert,” as defined in Item 407(d) (5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ Stock Market. Mrs. Sarusi and Messrs. Ayash and Mirski are the members of our Audit Committee.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, proposed by the Audit Committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm, or its representative. Our board of directors appointed Shmuel Naiberg, a partner at Shiff Hazenfratz & Co., as our internal auditor.

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

Approval of Certain Transactions

Transactions with Office Holders; Extraordinary Transactions

Under the Israeli Companies Law, all arrangements regarding the compensation of office holders who are not directors or controlling parties require the approval of the compensation committee and the board of directors. Arrangements regarding the terms of employment and compensation of directors (who are not a controlling shareholder or his/her relative) require approval by the compensation committee, the board of directors and the shareholders.

The Israeli Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents of the office holder’s spouse, and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved first by the company’s audit committee and then by the board of directors, and finally, under certain circumstances, by a meeting of the shareholders of the company.

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

Approval of a Compensation Policy for Office Holders

In accordance with recent amendments to the Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, directors’ and officers’ insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy approved by the board of directors, after consideration of the recommendations of the compensation committee and is awaiting the approval by the majority of our company’s shareholders at the next Annual Shareholders meeting, provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

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

Commencing as of December 2012, any changes to compensation terms of officers are to be approved in accordance with the principles set forth in such amendments to the Israeli Companies Law as if a compensation policy was already in force. In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy. We comply with these new requirements of the Israeli Companies Law

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

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

Agreements and extraordinary transactions with a term exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Certain types of extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such extended period is reasonable under the circumstances.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the company’s articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty to act with fairness towards the company. These shareholders include any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote, and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder. The Companies Law does not define the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for breach of his duty of loyalty, but may exculpate in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our Articles of Association allow us to exculpate our office holders from liability towards us for breach of duty of care to the maximum extent permitted by law.

Office Holder Insurance

Our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for any act done by him or her by virtue of being an office holder, in respect of any of the following:

•	a breach of duty of care towards us or any other person;

•	a breach of fiduciary obligations towards us, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not be to our detriment;

•	a financial liability imposed on him or her in favor of another person; or

•	any other event for which insurance of an office holder is or may be permitted.

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder for the following cases of liability and expenses incurred by him or her as a result of an act done by him or her by virtue of being an office holder:

•	financial liability imposed upon said office holder in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law;

•	reasonable expenses of the proceedings, including lawyers’ fees, expended by the office holder or imposed on him by the court for:

(1)	proceedings issued against him by or on behalf of our company or by a third party;

(2)	criminal proceedings in which the office holder was acquitted;

(3)	criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or

(4)	any other liability or expense for which the indemnification of an officer holder is not precluded by law.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders. In addition, we have granted indemnification letters to our office holders.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

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

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, an additional approval by our shareholders is required.

Compensation of Officers and Directors

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2013 was approximately $933,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2013, we had set aside approximately $116,000 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee of a director (other than with respect to our Chairman of the Board) is $1,500 and the monthly fee of an external director is approximately $696 plus approximately $533 for every board or audit committee meeting attended.

D.	Employees

As of December 31, 2013, 2012 and 2011, we had 58, 19 and 14 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011

Research, Development & Manufacturing	37	12	7
Marketing and Sales	12	2	2
Administration	9	5	5
Total	58	19	14

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011

Israel & Europe	53	17	10
United states	3	2	4
Other	2
Total	58	19	14

From time to time, we have engaged temporary employees to fill open positions. These temporary employees, however, historically have not comprised a material number of our employees.

Our Israeli employees are not part of a collective bargaining agreement and none of them are represented by labor unions. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of collective bargaining agreements between the Histadrut, which is the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association. These provisions of collective bargaining agreements are applicable to our employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 20, 2014 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Tsviya Trabelsi(3)	3,995,899	30.03%

Menachem Mirski(4)	158,428	1.2%

Avi Ayash	—	—

David Mimon	—	—

Shlomit Sarusi	—	—

All executive officers and directors as a group (10 persons)	4,154,327	31.23%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. The number of ordinary shares beneficially owned set forth in the table and the footnotes to the table have been adjusted to reflect the one-for-two reverse stock split that was effected on March 2, 2010.

(2)	The percentages shown are based on 13,304,166 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of April 20, 2014.

(3)	Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 3,995,899 ordinary shares held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

(4)	Consists of 158,428 ordinary shares held by Homeland Security Capital Corporation (“HSCC”), which granted an irrevocable power of attorney to our Chairman of the Board to exercise voting rights relating to its ordinary shares until the sale or transfer of such shares by HSCC to an unaffiliated third party in an arm’s-length transaction. According to our Board resolution from March 29, 2011, the power of attorney that was given to our Chairman of the Board by HSCC, was transferred to Mr. Menachem Mirski, who is an independent director, because the chairman is representing the controlling shareholder.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a new stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Israeli Companies Law, administered by the Audit Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2013, 78,457options were exercisable and 204,903 options were outstanding.

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

On June 27, 2007, our Compensation Committee and the board of directors approved a new option plan under which we may grant stock options to our U.S. employees and our subsidiaries. Under this option plan, we may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007, this option plan was approved by our shareholders at the general shareholders meeting.

On August 9, 2011, we issued fully vested options to purchase up to 35,295 of our ordinary shares to a former Chief Executive Officer as part of his employment agreement. The options (the fair value of which was estimated to be $6,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.47 per share, and the options were not exercised within the allowed time frame following the termination of services provided by the optionee, hence are expired. We also issued 70,589 ordinary shares to Mr. Peer as consideration our indebtedness to him.

On August 11, 2011, we issued fully vested options to purchase up to 70,589 of our ordinary shares to a former officer as part of the Creditor Arrangement. The options (the fair market value of which was estimated to be $36,000, based upon the market price of our shares on the date when the extinguishment was determined) have an exercise price of $0.00. All the 70,589 options were exercised in December 2012.

On August 24, 2011, we issued options to purchase up to 90,589 of our ordinary shares to our certain employees. The options (the fair value of which was estimated to be $18,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.85. Of such options, 54,118 vested during 2012 and the remaining 36,471 vested on January 1, 2013. The options have a term of ten years from the date of grant.

No options were issued during 2012.

During 2013, we issued options to purchase up to 152,949 of our ordinary shares to our certain employees. The options (the fair value of which was estimated to be $137 based upon the Black-Scholes option pricing model) have an average exercise price of $0.72. None of such options are vested as of today. The options have a term of ten years from the date of grant.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	128,952	4.12	509,143	3.36	330,404	5.23
Granted	152,949	0.72	-	-	196,470	0.47
Exercised	(6,000)	0.85	(80,499)	0.00	(2,354)	0.09
Canceled and forfeited	(70,970)	5.74	(299,692)	6.84	(15,377)	7.40
Outstanding at end of year	204,931	2.06	128,952	4.12	509,143	3.36
Exercisable at end of year	78,457	4.25	92,482	5.40	418,554	3.91

The weighted average fair value of options granted during the reported periods (excluding options exercisable for 70,588 of our ordinary shares granted in 2011 as part of our extinguishment of liabilities) was $1.09, per option, for the year ended December 31, 2013. No options were granted in 2012. The fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the 2013 grants: risk-free rate of 1.20%, dividend yield of 0%, expected volatility factor of 344.19%, and expected term of 6.11 years. The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized compensation expenses related to our share-based employee compensation awards of $32,000 $7,000 and $10,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2013	2012	2011
	$	$	$
Cost of revenues	-	1.5	2
Research and development expenses	20	4	5
Selling and marketing expenses	-	-	-
General and administrative expenses	12	1.5	3
	32	7	10

The options outstanding and exercisable as of December 31, 2013, have the following ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2013	Weighted average exercise price	Aggregate intrinsic value
$ 0.00 - 0.85	189,717	8.72	0.72	$741,000	63,243	0.75	$245,000
$ 10.50 – 14.37	3,400	0.24	13.00	-	3,400	13.00	-
$ 17.51 – 19.72	5,977	3.30	18.94	-	5,977	18.94	-
$ 21.25 – 22.27	5,837	2.18	22.03	-	5,837	22.03	-
	204,931		2.06		78,457	4.25

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was $23, $0 and $1, respectively, based on our company’s average stock price of $ 2.63, $0.62, and $0.42, during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2013 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2013	36,471	$0.21
Granted	152,949	$1.09
Vested (including expired and exercised)	(36,471)	$0.21
Forfeited	(26,475)	$1.43
Non-vested at December 31, 2013	126,474	$1.09

As of December 31, 2013 and December 31, 2012, there was $105,000 and $3,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of April 20, 2014 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of April 20, 2014, 13,310,919 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Wave Ltd.	3,995,899	30.02

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of April 20, 2014, and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 3,995,899 ordinary shares held by Sigma Wave Ltd. The address of Sigma Wave Ltd.is Tsufit 7, Caesarea, 38900, Israel.’

Significant Changes in the Ownership of Major Shareholders

As of April 15, 2012, Sigma Wave Ltd. beneficially owned 2,147,988, or 41.81%, of our then outstanding ordinary shares, which included: (i) a convertible bond held by Sigma in the principal amount of approximately $2,115,000, which was convertible into ordinary shares: (ii) ordinary shares held by Sigma; and (iii) ordinary shares held by Mr. David Mimon as trustee for Sigma.

As of April 1, 2013, Sigma Wave Ltd. beneficially owned 3,995,899, or 45.67%, of our then outstanding ordinary shares, which included (i) ordinary shares held by Sigma, and (ii) ordinary shares held by Mr. David Mimon as trustee for Sigma

As of April 1, 2014, Sigma Wave Ltd. beneficially owned 3,995,899, or 30.02%, of our then outstanding ordinary shares.

Voting Rights of Major Shareholders

Our major shareholder does not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of March 19, 2014, there were approximately 36 record holders, of which 20 record holders holding approximately 58.5% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 55.8% of our outstanding ordinary shares as of such date).

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

On July 25, 2010, our board of directors elected Mrs. Tsviya Trabelsi to serve as Chairperson of our board of directors. Mrs. Trabelsi is an officer at Sigma, our controlling shareholder, and is also the wife of our Chief Executive Officer and the sister of one of our directors. On May 12, 2011, the general meeting of shareholders approved her service agreement whereby, her monthly fee will be calculated every month at 60% of the total monthly compensation of our Chief Executive Officer. In addition to the above consideration, we agreed to bear all reasonable costs and expenses incurred by her in connection with her services and to provide her with the use of an automobile. On December 12, 2011, Mrs. Trabelsi resigned from our board of directors effective immediately and our board of directors appointed Mr. Trabelsi as Chairman. On December 27, 2012, the general meeting of shareholders approved the reappointment of Mrs. Trabelsi as Chairperson. On May 9, 2013, the general meeting of shareholders approved the same management services for Mrs. Trabelsi as those approved at the general meeting of shareholders in May 2011.

Mr. Trabelsi served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date. At the May 9, 2013 general meeting of shareholders, shareholders approved the payment of management fees of $10,600 per month to Mr. Trabelsi plus social benefits and an annual bonus of up to the greater of 2% of annual net profit or 0.5% of annual revenue. The annual bonus may not exceed the total amount of Mr. Trabelsi’s annual salary.

As of December 31, 2013, we had accrued $243 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2010 until 2013 ranged from NIS 10,000 up to NIS 1,965,000. Currently, there are no outstanding loans from Mrs. and Mr. Trabelsi. Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

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

On October 30, 2003, SuperCom Slovakia, a 66% owned subsidiary of our company, received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber in a case against the Ministry of Interior of the Slovak Republic relating to an agreement signed on March 17, 1998. The Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia SKK 80,000,000 (approximately $3,438,000 as of December 31, 2011) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $55,000 as of December 31, 2011) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $82,000 as of December 31, 2011). We began an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged the award and requested to set aside the arbitral award. During September, 2005, the commercial court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse SuperCom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal and the award became final. To date, our efforts to enforce the decision have been unsuccessful, and we hired new counsel on a success fee basis to support our efforts to enforce the award.

According from a success based consulting agreement from November 29, 2009, Periscope Finance Ltd. (“Periscope”), committed to assist us in finding an investor. With the following payments terms: (i) for any investment of up to $2 million, an amount equal to 6% of the investment amount and (ii) options for 3% of our share capital. (iii) for any amount over $2 million, an additional $25,000 for any $1 million and an additional options for 1% of our share capital.  Periscope claims that they are responsible for an investment by Sigma Wave, our current controlling shareholder. We believes that Periscope is not entitled to any payment, since the agreement with Periscope was never approved by our authorized organs and since the acquisition of our convertible bond from a bondholder by Sigma Wave was not "an investment in the company" (we were not part of the transaction). In addition, our position is that even if the agreement was enforceable, it terminated prior to November 28, 2010, and as such the Sigma transaction (not an investment), occurred after the term of the agreement with Periscope terminated.  In April, 2013, Periscope proposed a settlement agreement, which was presented at our general assembly for approval but this agreement was rejected by our general assembly in its annual meeting on May 9, 2013. This dispute is currently in mediation.

As part of the acquisition of the SmartID division of OTI, we assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a driver’s license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities, which we acquired as of December 26, 2013. This matter is now subject to an arbitration proceeding,

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

According to the Israeli Companies Law, a company may distribute dividends out of its profits (as such term is defined in the Israeli Companies Law), provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, at the company’s request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due. In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

All of the share price information provided below has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split effected on August 23, 2013.

Annual Stock Information

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on The NASDAQ Capital Market or the OTCQB Market, as applicable.

Year	High	Low
2009	$2.89	$0.85
2010	$1.23	$0.21
2011	$0.59	$0.17
2012	$0.85	$0.04
2013	$5.65	$0.30

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on The NASDAQ Capital Market or the OTCQB Market.

	High	Low
2012
First Quarter	$0.72	$0.09
Second Quarter	$0.85	$0.17
Third Quarter	$0.85	$0.04
Fourth Quarter	$0.72	$0.04

2013
First Quarter	$1.87	$0.21
Second Quarter	$2.30	$0.94
Third Quarter	$6.12	$2.13
Fourth Quarter	$4.97	$3.65

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on The NASDAQ Capital Market.

Month	High	Low
October 2013	$4.87	$3.65
November 2013	$4.97	$4.03
December 2013	$4.94	$3.81
January 2014	$7.03	$4.63
February 2014	$6.38	$5.41
March 2014	$7.41	$5.6
April 2014 (through April 23)	$8.85	$6.21

B.	Plan of Distribution

Not applicable.

C.	Markets

We became a publicly-traded company on the NASDAQ Europe stock market (formerly EASDAQ) on April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our ordinary shares to the Euronext Brussels stock market. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act. On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB,” which following our name change to Vuance Ltd. on May 14, 2007 became “VUNCF.OB.” On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC.”

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b). As a result, our securities were delisted from The NASDAQ Capital Market and trading in our shares was suspended effective at the open of business on October 1, 2009. Following the delisting and as of the open of business on October 1, 2009, our ordinary shares traded on OTCQB® electronic quotation service for securities traded over-the-counter until the close of business on September 16, 2013.  Our ordinary shares began trading on the NASDAQ Capital Market effective at the opening of trading on Tuesday, September 17, 2013 under the ticker symbol “SPCB".

Not applicable.

D.	Dilution

Not applicable.

E.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

C.	Material Contracts

While we have numerous contracts with customers, resellers, distributors and landlords, we do not deem any such individual contract to be material contracts which are not in the ordinary course of our business.

D.	Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E.	Taxation

Taxation and Government Programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

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

The following discussion describes the material Israeli tax consequences regarding ownership and disposition of our ordinary shares applicable to non-Israeli shareholders, including U.S. shareholders.

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 25% for the 2012 and 2013 tax years. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at the rate of 25% for future tax years.

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

Notwithstanding the above, the real capital gain will be taxed at a rate of 30% in the following instances:

•	The individual deducts interest expenses and linkage differentials. The seller is a “significant shareholder” at the date of the sale of the securities or at any time during the 12-month period preceding the sale.

•	A “significant shareholder” is defined in general as shareholder who holds, either directly or indirectly, alone or together with another, at least 10% of any form of a means of control in a company. The term “together with another” means together with a relative, or together with someone who is not a relative with which the individual, either directly or indirectly, has a regular cooperative agreement regarding the affairs of the company.

Companies

The real capital gain on the sale of securities by a company will be taxed at the corporate tax rate applicable during the year of sale (25% for the 2012 tax year onwards).

Non-Israeli residents

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

U.S. Federal Income Taxation

The following is a summary of material U.S. federal income tax consequences that apply to U.S. Holders and Non-U.S. Holders, each as defined below, who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder or a Non-U.S. Holder in light of such holder’s particular circumstances or U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

For purposes of this summary, the term “U.S. Holder” means any beneficial owner of our ordinary shares who is an individual and either a citizen or, for U.S. federal income tax purposes, a resident of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means any beneficial owner of our ordinary shares that is an individual, corporation, estate or trust and is not a “U.S. Holder.”

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

This summary is not a legal opinion and cannot be used for the purpose of avoiding penalties that may be imposed under the Code or applicable U.S. state or local laws. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in ordinary shares.

Taxation of Dividends

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividend income for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will generally be treated as capital gain from the sale of ordinary shares. See “Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction under Section 243 of the Code with respect to distributions they receive from us.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced rate of tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning after December 31, 2012 will be subject to tax at a preferential maximum tax rate of 20 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the preferential 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States, and therefore any dividend distributions with respect to our ordinary shares should be “qualified dividends” eligible for the preferential tax rate. However, no assurance can be given that the ordinary shares will remain readily tradable. The preferential rate does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The preferential rate also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the preferential tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the preferential tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received on the trade date and on  the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning, directly or indirectly, ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC in this or any future taxable year.

If we are treated as a PFIC for any taxable year, you may be required to file IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate discussed above and, unless you elect (i) either to treat your investment in ordinary shares as an investment in a “qualified electing fund” by making a “QEF election” or (ii) to “mark to market” your ordinary shares, as described below:

•	you would be required to allocate income recognized upon receiving certain “excess distributions” or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•	the amount allocated to each year during which we are considered a PFIC, other than the year of the excess distribution or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

If we were determined to be a PFIC for a particular tax year and you made either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you made a timely QEF election, you would be required to include in your U.S. federal income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. However, you would not be eligible to make a QEF election with respect to our ordinary shares unless we comply with certain applicable information reporting requirements.

Alternatively, if the ordinary shares are considered “marketable stock” and if you elected to “mark-to-market” your ordinary shares, you would generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you would generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares would be treated as capital loss to the extent the loss exceeded the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, would be capital gain or loss.

Additional Tax on Investment Income

In addition to the federal income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject, starting in 2013, to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate of 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are properly credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate tax return or other claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 (Statement of Specified Foreign Financial Assets) with their US Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

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

Dispositions of Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are present.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Ordinary Shares” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares are generally exempt from information reporting and backup withholding. However, Non-U.S. Holders may be required to establish that exemption by providing certification of their non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate tax return or other claim for refund with the IRS and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website www.supercom.com promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 000-50790.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 1 Arie Shenker Street, Hertzliya Pituach, Israel.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2013, our principal market risk was our exposure to currency exchange fluctuations. We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We carry out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge our exposure in NIS against the U.S. dollar. We recognize derivative instruments as either assets or liabilities and measure those instruments at fair value in accordance with FASB ASC 815. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings. Our call and put option contracts do not qualify as hedging instruments under ASC 815 “Derivatives and Hedging,” as amended.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2014 sales revenues of approximately $25,000 .

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Use of Proceeds

We sold 3,450,000 of our ordinary shares in our follow-on offering on December 18, 2013. The aggregate offering price of the shares sold was $13.8 million. The total expenses of the offering were approximately $1.8 million. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $12 million. Such proceeds have been used to pay $8.8 million to OTI in connection with our purchase of their SmartID Division and for working capital needs. As of December 31, 2013, we had invested the remainder of the proceeds in cash, cash equivalents and short-term bank deposits.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting was effective.

As permitted for acquired businesses, the scope of our assessment of the effectiveness of internal control over financial reporting does not include the SmartID Division of OTI, which was acquired on December 26, 2013. The SmartID Division of OTI represented 52 and 11 percent of our consolidated assets and revenues, respectively, as of and for the year ended December 31, 2013. Our assessment of internal control over financial reporting for fiscal year 2014 will include the SmartID Division of OTI.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Avi Ayash and Mrs. Shlomit Sarusi, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act Rules, and are independent in accordance with applicable Exchange Act rules. The relevant experience of each of them is summarized in Item 6A-“Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics has been filed as an exhibit to this annual report. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2012	2013
Audit	$40,000	$66,000
Audit-related	$—	$109,000
Tax	$5,000	$5,000
Total	$45,000	$180,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent registered public accounting firm provides, such as statutory audits including audits required by Israeli government institutes.

“Audit-related Fees” are the aggregate fees billed for services in respect of due diligence related to mergers and acquisitions, consents and assistance with and review of documents filed with the SEC.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Pre-Approval Policies and Procedures

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

•	The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.

•	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information — Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firms	F-2 – F-3

Consolidated Balance Sheets	F-4 – F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders’ Equity	F-7

Consolidated Statements of Cash Flows	F-8 – F-9

Notes to Consolidated Financial Statements	F-10 – F-34

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.3	Agreement to Defer Bond Repayments between SuperCom Ltd. and Sigma Wave Ltd., dated March 30, 2011 (6)
4.4	Asset Purchase Agreement by and among On Track Innovations Ltd. and SuperCom Ltd., dated as of August 14, 2013 (7)
4.5	Indemnification letter (Statement of Exemption and Indemnification) (8)
8.1	List of Subsidiaries
11.1	Code of Ethics (9)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tomatsu
15.2	Consent of Fahn, Kanne & Co., a member of Grant Thornton
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as Exhibit 2 to the Registrant’s Report on Form 6-K filed the Securities and Exchange Commission, on August 22, 2013, and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2(a) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, and incorporated herein by reference.
(5)	Filed as Exhibit 4.2(b) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, and incorporated herein by reference.
(6)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(7)	Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(8)	Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(9)	Filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.
*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SUPERCOM LTD (FORMERLY VUANCE LTD.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 – F-3

Consolidated Balance Sheets	F-4 – F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 – F-9

Notes to Consolidated Financial Statements	F-10 - F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SuperCom Ltd. (formerly Vuance Ltd.)

We have audited the accompanying consolidated balance sheets of SuperCom Ltd and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SuperCom Ltd. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations, and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

April 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF VUANCE LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated statement of operations, changes in shareholders’ deficit and cash flows of SuperCom Ltd. (formerly: Vuance Ltd.) and subsidiaries (the "Company") for the year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, and cash flows of SuperCom Ltd. (formerly: Vuance Ltd.) and subsidiaries, for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Fahn Kanne & Co. Grant Thornton Israel

May 9, 2012 (except Note 12a, as to which the date is November 22, 2013)

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,673	$225
Restricted bank deposit	85	-
Trade receivables (net of allowance for doubtful accounts of $ 2,084 and $ 1,726 as of December 31, 2013 and 2012, respectively)	3,096	1,598
Deferred tax short term	2,183	516
Other accounts receivable and prepaid expenses (Note 3)	3,365	311
Inventories, net (Note 4)	707	280

Total current assets	12,109	2,930

Severance pay fund	294	203
Deferred tax long term	3,930	517
Customer Contracts	8,100	-
Software and other IP	6,210	-
Goodwill	889	-

Property and equipment, net (Note 6)	176	93

Total assets	$31,708	$3,743

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS'

CURRENT LIABILITIES:
Short-term bank credit	$1	$101
Trade payables	1,689	1,780
Employees and payroll accruals	419	138
Related parties	434	387
Accrued expenses and other liabilities (Note 8)	3,636	390
Short-term liability for future earn-out	1,978	-

Total current liabilities	8,157	2,796

LONG-TERM LIABILITIES:

Long-term liability for future earn-out	3,760	-
Accrued severance pay	399	236

Total long-term liabilities	4,159	236

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.25 par value -
Authorized 15,000,000 shares;
Issued and outstanding: 13,284,144 and 8,651,703 shares as of December 31, 2013 and 2012, respectively	904	574
Additional paid-in capital	55,530	43,518
Amount of liability extinguished on account of shares	-	127
Accumulated deficit	(37,042)	(43,508)

Total shareholders' equity	19,392	711

Total liabilities and shareholders' equity	$31,708	$3,743

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2012	2011

Revenues	$8,822	$8,940	$7,922
Cost of revenues	1,896	1,619	3,306
Gross profit	6,926	7,321	4,616

Operating expenses:
Research and development	564	313	462
Selling and marketing	3,158	3,060	3,505
General and administrative	1,183	857	732
Other expenses (income)	507	1,085	(137)
Total operating expenses	5,412	5,315	4,562

Operating income	1,514	2,006	54
Financial income (expenses), net	(156)	1,805	990

Income before income tax	1,358	3,811	1,044
Income tax benefit (expense)	5,108	1,006	(25)

Net income	$6,466	$4,817	$1,019

Net earnings per share:
Basic	$0.71	$0.75	$0.47
Diluted	$0.70	$0.59	$0.37

Weighted average number of ordinary shares used in computing basic earnings per share	9,107,130	6,464,808	2,147,370

Weighted average number of ordinary shares used in computing diluted earnings per share	9,194,865	8,156,339	2,755,353

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares	Share capital		Additional paid-in capital	Amount of liability extinguished on account of shares	Accumulated deficit	Total shareholders' equity (deficit)
		$		$	$	$	$

Balance as of January 1, 2011	1,713,134	113		41,360	-	(49,344)	$(7,871)
Exercise of options	2,355	-	*	-	-	-	- *
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1c and 13d)	1,116,338	79		343	819	-	1,241
Stock- based compensation	-	-		10	-	-	10
Net income	-	-		-	-	1,019	1,019

Balance as of December 31, 2011	2,831,827	192		41,713	819	(48,325)	$(5,601)
Exercise of options	80,499	5		-5	-	-	-
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1c and 13d)	5,739,377	377		1,810	(692)	-	1,495
Stock- based compensation	-	-		-	-	-	-
Net income	-	-		-	-	4,817	4,817
Balance as of December 31, 2012	8,651,703	574		43,518	127	(43,508)	$711
Exercise of options and warrants	155,141	11		129	-	-	140
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1c and 12e)	1,027,300	72		55	(127)	-	-
Issuance of share capital, net of issuance costs	3,450,000	247		11,796	-	-	12,043
Stock- based compensation	-	-		32	-	-	32
Net income	-	-		-	-	6,466	6,466

Balance as of December 31, 2013	13,284,144	904		55,530	-	(37,042)	19,392

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
	$	$	$
Cash flows from operating activities:

Net income	6,466	4,817	1,019

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	48	31	28
Accrued severance pay	163	9	(27)
Stock-based compensation	32	-	10
Deferred tax	(5,080)	(1,033)	-
Capital loss on disposal of property and equipment	-	-	6
Capital gain on extinguishments of liabilities	-	(2,230)	(2,149)
Increase in trade receivables, net	(1,498)	(55)	(790)
Decrease (increase) in other accounts receivable and prepaid expenses	(2,779)	(206)	283
Increase in inventories, net	(84)	(11)	(72)
Increase (decrease) in trade payables	(142)	(659)	1,466
Increase (decrease) in employees and payroll accruals	257	(1)	3
Decrease in advances from customer	-	-	(1,010)
Increase (decrease ) in accrued expenses and other liabilities	2,050	(638)	1,044

Net cash provided by (used in) operating activities	(567)	24	(189)

Cash flows from investing activities:
Purchase of property and equipment	(103)	(28)	(23)
Proceeds from sale of property and equipment	-	-	3
Acquisition of a business entity	(8,788)
Decrease in severance pay fund	(91)	25	6
Restricted bank deposits, net	(85)	-	130

Net cash provided by (used in) investing activities	(9,067)	(3)	116

Cash flows from financing activities:
Short-term bank credit, net	(101)	(11)	112
Principle repayment of convertible bonds	-	-	(21)
Proceeds from issuance of share capital, net of issuance costs	12,043	-	-
Proceeds from exercise of options and warrants, net	140	- *	- *

Net cash (used in) provided by financing activities	12,082	(11)	91

Increase in cash and cash equivalents	2,448	10	18
Cash and cash equivalents at the beginning of the year	225	215	197

Cash and cash equivalents at the end of the year	2,673	225	215

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
	$	$	$
Supplemental disclosure of cash flows information:

Appendix A:
Acquisition of a business entity consolidated for the first time:

Assets and liabilities of the acquired business, as of date of acquisition:
Working capital (excluding cash and cash equivalents)	291	-	-
Property and equipment, net	28	-	-
Intangible assets, net	14,310	-	-
Other assets	275	-	-
Contingent consideration - Short-term	(1,978)	-	-
Other liabilities	(1,267)	-	-
Contingent consideration - Long-term	(3,760)	-	-
Goodwill	889	-	-

	8,788	-	-

Cash paid during the year for:
Interest	2	5	6
Income taxes, net	12	27	25

Supplemental disclosure of non-cash investing and financing activities:

Settlement of liabilities with issuance of shares ( Note 1c)	-	1,492	1,220
Issuance of shares to service providers and officer	-	-	21

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:      GENERAL

a.	SuperCom Ltd. (the “Company") is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its PureRF® wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.    The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform ("MAGNA"). The Company sells its products through marketing offices in the U.S, Tanzania, Panama, Ecuador and Israel.

b.	On December 26, 2013 the Company acquired the SmartID Division of On Track Innovations Ltd. (NASDAQ: OTIV) (“OTI”), consisting of customer contracts, software, other related technologies and IP assets. The Company paid OTI $8.8 million ($10 million less certain price adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. The SmartID Division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of the Company’s e-ID capabilities globally, while providing it with market and technological experts, together with its ID software platforms and technologies.

As of December 31, 2013, the Company’s principal activities were conducted mainly through SuperCom Ltd. and Supercom Inc. Two new active wholly owned subsidiaries, SuperCom Tanzania and SuperCom Panama, were acquired in December 2013 as part of the acquisition of the SmartID division. The subsidiaries in Tanzania and Panama provide support and maintenance services to the Company’s customers in these countries.

c.	Extinguishment of liabilities

On November 3, 2010, the Company submitted to the District Court in Petach-Tikva, Israel, a request to summon meetings of creditors of the Company, in order to approve a proposed arrangement between the Company and its creditors (including convertible bond holders) in accordance with Section 350 of the Israeli Companies Law 5759-1999. The proposed arrangement involved an allotment of ordinary shares or warrants to purchase ordinary shares of the Company to certain of its creditors, at a price of $0.38 per ordinary share against 40% of the total outstanding debt to the creditors, to the effect of total satisfaction of the entire debt owed to the Company’s creditors (thus forgiving and waiving 60% of the total outstanding debt of the Company).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:      GENERAL (Cont.)

c.	Extinguishment of liabilities (cont.)

The proposed arrangement was based on the one which was approved by the general meeting of the shareholders dated September 12, 2010. The Company convened the meetings of its creditors to approve the proposed debt arrangement during February and March 2011. On March 15, 2011, the Company filed an application with the Petach-Tikva District Court for the approval of the creditor arrangement.

On July 18, 2011, the District Court decided not to approve the Company’s application, mainly due to an objection to the proposed arrangement filed by one of the Company’s secured creditors, Special Situations Funds ("SSF"), which later assigned its bonds on November 8, 2011 to Mr. Eliyahu Trabelsi (see also Note 12). In February 2012, following the approval of the board of directors, the Company decided to proceed with the arrangement which was approved by its general meeting without further proceeding in the District Court, subject to its creditors agreements.

As of December 31, 2010, certain creditors with a total outstanding debt of $271 accepted the Company's debt arrangement proposal. The Company allotted a total of 283,798 warrants to purchase ordinary shares of the Company (see also Note 12e) to those creditors. In accordance with ASC Topic 470-50-40, the Company recorded $124 as a gain from extinguishment of debt based on the difference between the carrying amount of the liabilities extinguished ($271) and the fair value of the warrants allotted ($147), which was credited to additional paid-in capital.

During 2011, certain creditors with a total outstanding debt of $3,369 accepted the Company's debt arrangement proposal. The Company allotted a total of 254,558 warrants and 70,588 options (with an exercise price of nil) to purchase ordinary shares of the Company and 3,185,609 ordinary shares of the Company (see also Note 11) to those creditors. In accordance with ASC Topic 470-50-40, the Company recorded $2,149 as a gain on extinguishment of debt based on the difference between the carrying amount of the liabilities extinguished ($3,369) and the fair value of the shares, warrants and options allotted ($1,220), which was credited to additional paid-in capital (see also Note 12).

During 2012, certain creditors and convertible bond holders, including Sigma Wave Ltd (“Sigma Wave”) and Mr. Eliyahu Trabelsi, accepted the Company's debt arrangement proposal for $3,910 of outstanding debt. The Company allotted to Sigma Wave and Mr. Trabelsi a total of 3,431,800 ordinary shares of the Company (see also Note 11), and granted a former service provider a warrant to purchase 325,753 ordinary shares.

In accordance with ASC Topic 470-50-40, the Company recorded $2,417 as a gain on extinguishment of debt based on the difference between the carrying amounts of the liability extinguished ($3,910) and the fair value of (i) the ordinary shares granted ($1,240), (ii) the warrant granted ($126), and (iii) the amount of liability extinguished on account of shares ($127).

d.	Concentration of risk that may have a significant impact on the Company:

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

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to allowance for doubtful accounts and contingencies.

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

Monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars at the exchange rate prevailing at the end of the reporting period in accordance with provisions of ASC 835-10. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Material intercompany transactions and balances were eliminated upon consolidation. Material profits from intercompany sales, not yet realized outside the group, were also eliminated.

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

Raw materials, parts and supplies - using the “first in first out” method.

Finished products - on the basis of direct manufacturing costs.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

h.	Impairment of long-lived assets and intangible assets:

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

i.	Goodwill:

The Company's goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed as follows: An initial qualitative assessment of the likelihood of impairment may be performed. If this step indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

In step one of the impairment test, the Company compares the fair value of the reporting unit to the carrying value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. If the fair value is less than the carrying value of the reporting unit, then the second step of the impairment test is performed to measure the amount of the impairment.

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as impairment.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES (cont.)

j.	Accrued severance pay and severance pay fund:

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

Severance expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $128, $10 and $15, respectively.

k.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation).

Product sales are recognized in accordance with ASC 605-10, when persuasive evidence of an agreement exists, delivery of the product has occurred or services have been rendered, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2013, no such estimated losses were identified.

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

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2013, the Company had an allowance for customer returns at an insignificant amount.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:     SIGNIFICANT ACCOUNTING POLICIES (cont.)

k.	Revenue recognition (cont.):

Revenues from maintenance services are recognized over the term of the contracts.

The warranty period is usually 12 months. Based primarily on historical experience, the Company does not provide for warranty costs when revenue is recognized, since such costs are not material.

The Company is entitled to royalties upon the issuance of certificates. Such royalties are recognized when the sales are reported to the Company (usually on a monthly basis).

l.	Research and development costs:

Research and development costs (other than software) are expensed as incurred.

m.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws, that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2013, 2012 or 2011 financial statements.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company's trade receivables are derived from sales to limited number of customers located primarily in Eastern Europe, Africa, the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method and the dilutive potential, if any, of convertible bonds using the “if-converted method”.

The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 121,196, 120,489 and 643,220 for the years ended December 31, 2013, 2012 and 2011, respectively.

p.	Fair value of financial instruments:

At December 31, 2013 and 2012, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such financial instruments.

q.	Accounting for share-based compensation:

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

r.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, established workforce and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 3:      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012
	$	$

Prepaid expenses	1,433	138
Government institutions	1,887	106
Others	45	67

	3,365	311

NOTE 4:      INVENTORIES, NET

	December 31,
	2013	2012
	$	$

Raw materials, parts and supplies	687	259
Finished products	20	21

	707	280

As of December 31, 2013 and 2012, inventory is presented net of write offs for slow inventory in the amount of approximately $57 and $57, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:      ACQUISITION

On August 13, 2013, the Company entered into an asset purchase agreement with OTI, to acquire OTI’s SmartID Division, including all contracts, software, other related technologies and IP assets. The acquisition closed on December 26, 2013.

The Company agreed to pay OTI $10 million and contingent consideration of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingent payments include the net amounts raised by us in future public offerings (if any) as well as the revenues generated from new e-ID projects that will be received either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following August 13, 2013. Earn-out payments are capped at $7.5 million, and are due and payable annually, for a period of seven (7) years from the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if the Company receive certain new projects or in the event that the Company sell all or substantially all of the assets or contractual rights of the e-ID activities to a third party.

Furthermore, if the Company or any of its affiliates are awarded or otherwise receive orders under certain potential projects that were disclosed to the Company as part of the acquisition, then the gross amount of all potential revenues under all such orders or awards during each of the three 12-month periods following the closing date, will be divided into units of $20 million each, or an award unit, and with respect to each full award unit in each year, the Company agreed to pay OTI $1,667 as additional consideration for the acquisition, payable in accordance with the earn-out mechanism, provided that the aggregate amount of all such additional consideration will not exceed $5 million. In addition, for each award unit received, the period of OTI’s earn-out eligibility will be extended by an additional 12 month period.

The application of purchase accounting under ASC 805 Business Combinations requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill.

In the allocation process, the valuation of the fair value of acquired assets and assumed liabilities were based on, but not limited to: future expected discounted cash flows for customer contracts and liability for future earn-out, current replacement cost for software and other IP and certain property and equipment, and expected settlement amounts for contingencies.

The purchase price allocation for the SmartID division acquisition is provisional. Any change in the fair value of the net assets of the acquired division will be retrospectively applied with changes allocated to goodwill.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:      ACQUISITION (cont.)

The following table summarizes the calculation of the acquisition price, including the estimated fair value of the liability for future earn-out as of the acquisition date:

Cash paid to OTI upon Closing	$8,788
Contingent consideration:
Short-term	1,978
Long-term	3,760

Total fair value of consideration paid	$14,526

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities as of the acquisition date:

Assets acquired	$
Inventories	343
Other current assets	276
Customer contracts	8,100
Software and other IP	6,210
Goodwill	889
Property and equipment, net	28
Total assets acquired	15,846
Liabilities assumed
Other current liabilities	1,320
Total liabilities assumed	1,320
Net assets acquired	14,526

The customer contracts will be amortized over 8 years according to the economic benefit expected from those customers each period, and the software and other IP will be amortized by the straight-line method over 10 years.

The expected intangible assets amortization expenses for the customer contracts and for software and other IP, are as follows:

$
2014	1,580
2015	1,583
2016	1,601
2017	1,620
2018	1,640
2019	1,660
2020	1,681
2021	1,703
2022-2023	621

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:      PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
	$	$
Cost:

Computers and peripheral equipment	375	274
Office furniture and equipment	214	198
Leasehold improvements	43	29
	632	501
Accumulated depreciation:
Computers and peripheral equipment	279	253
Office furniture and equipment	148	143
Leasehold improvements	29	12
	456	408
Depreciated cost	176	93

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011, were $48, $32 and $28, respectively.

NOTE 7:       BANK CREDIT

a.	On February 10, 2011 the Company received a $100 credit line from an Israeli bank.. As of December 31, 2012, the entire amount was utilized. As of December 31, 2013 no funds were drawn from the credit line.

b.	Regarding guarantees and liens - see Note 9b.

NOTE 8:      ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2013	2012
	$	$

Liabilities related with the Smart ID acquisition	2,833	-
Accrued marketing expenses	284	-
Legal service providers	201	69
Other accrued expenses	318	321

	3,636	390

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:      COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending 2015. The monthly lease amount, including management fees of the leased property, is approximately $63.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2014	$552
2015	567
$1,119

b.	Guarantees, indemnity and liens:

1.	The Company issued a bank guarantee of up to NIS 510 ($147 as of December 31, 2013) to the owners of its new offices in Herzliya on February 5, 2014.

2.	On April 29, 2012, the Company’s board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Company’s current and former chairmen of the board of directors, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company, such as to a bank (see Note 7a) and in order to secure short-term loans that are given by them from time to time to the Company.

c.	Litigation:

1.

According to a success based consulting agreement from November 29, 2009, Periscope Finance Ltd. (“Periscope”), committed to assist the Company in finding an investor, With the following payments terms: (i) for any investment of up to $2 million, an amount equal to 6% of the investment amount and (ii) options for 3% of the Company’s share capital. (iii) for any amount over $2 million, an additional $25 for any $1 million and an additional options for 1% of the Company’s share capital. Periscope claims that they are responsible for an investment by Sigma Wave, the Company’s current controlling shareholder. The Company believes that Periscope is not entitled to any payment, since the agreement with Periscope was never approved by the Company’s authorized organs and since the acquisition of the Company’s convertible bond from a bondholder by Sigma Wave was not "an investment in the company" (the Company was not part of the transaction). In addition, the Company position is that even if the agreement was enforceable, it terminated prior to November 28, 2010, and as such the Sigma transaction (not an investment), occurred after the term of the agreement with Periscope terminated.  In April, 2013, Periscope proposed a settlement agreement, which was presented at the Company’s general assembly for approval but this agreement was rejected by the general assembly in its annual meeting on May 9, 2013. This dispute is currently in mediation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:      COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding.

NOTE 10:    INCOME TAX

a.	Changes in Israeli corporate tax rates:

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was publicized.  As part of the law, among other things, the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for 2009 and 2010) – 2009 and the Income Tax Ordinance (New Version) – 1961 were amended whereby, commencing in 2012, the blueprint for the reduction in the corporate tax rates will be cancelled and the corporate tax rate will be 25%. On July 30, 2013, the Israeli Parliament (the Knesset) passed a law which was designated to increase the tax levy in the years 2013 and 2014. Among other things, the law increases the Israeli corporate tax rate from 25% to 26.5% for the year 2014.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the countries in which they are located.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:    INCOME TAX (cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2013	2012
	$	$

Operating loss carry forwards	12,041	10,631
Reserves and allowances	691	689

Net deferred tax assets before valuation allowance	12,732	11,320
Valuation allowance	(6,619)	(10,287)

Net deferred tax assets	6,113	1,033

Deferred income taxes consist of the following:
Domestic	6,272	5,632
Valuation allowance	(159)	(4,599)
Net deferred tax assets	6,113	1,033

Foreign	5,769	4,999
Valuation allowance	(5,769)	(4,999)

	-	-

As of December 31, 2013, the Company and its subsidiaries have provided a valuation allowance of $6,619 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries had net profits in 2012 and 2013, the deferred tax assets are likely to be realized in the next four years.

d.	Carryforward tax losses:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2013 of approximately $23,666, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $15,308, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2013, SuperCom's subsidiaries in the United States have estimated total available carryforward tax losses of approximately $14,422. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. Approximately $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:    INCOME TAX (cont.)

e.	SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2008.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

f.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2013	2012	2011
	$	$	$

Domestic	1,495	3,917	1,359
Foreign	(137)	(106)	(315)

	1,358	3,811	1,044

g.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2013	2012	2011
	$	$	$
Income before income tax, as reported in the consolidated statements of operations	1,358	3,811	1,044
Statutory tax rate in Israel	25%	25%	24%

Theoretical tax expense	340	953	251
Carryforward losses for which a full valuation allowance was recorded and other differences for which deferred taxes were not created	(908)	(463)	(253)
Changes in valuation allowance	(3,668)	(1,442)	-
Changes in foreign currency exchange rate	(425)	-	-
Changes in tax rate	(334)	-	-
Others	(113)	(54)	27

Actual income tax expense (benefit)	(5,108)	(1,006)	25

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:    CONVERTIBLE BONDS

On February 13, 2011, a major bondholder of the Company assigned and transferred to Sigma Wave all of its rights, title, obligations and interest in the convertible bonds and warrants held by it.

On November 8, 2011, a second bondholder assigned and transferred to Mr. Eliyahu Trabelsi all of its rights, title, obligations and interest in the under the convertible bonds and warrants held by it.

The assignments had no impact on the Company’s assets or liabilities or its financial results.

During 2011 and 2012, Sigma Wave and Mr. Eliyahu Trabelsi accepted the Company's debt restructuring proposal with respect to their respective holdings in convertible bonds. As further detailed in Note 1c the bonds were settled by issuing shares and warrants and resulted in gains to the Company of $2,006 and $2,230 for the years 2011 and 2012 respectively.

NOTE 12:   SHARE CAPITAL

a.	The Company's ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

On August 22, 2013, a 1 for 4.250002 reverse split of the Company’s ordinary shares became effective. Pursuant to this reverse share split, each 4.250002 ordinary shares of NIS 0.0588235 par value became 1 ordinary share of NIS 0.25 par value and increased its share capital to 15 million ordinary shares.

All amounts of shares and per shares have been retroactively amended to give effect to the reverse stock splits.

b.	During 2011, 70,588 ordinary shares were issued as settlement of liabilities to an officer in an aggregate amount of $51. Regarding ordinary shares that were issued during 2011 and 2012, as a part of debt to equity conversion, see Notes 12.

During December 2013, 3,450,000 ordinary shares (including the full exercise of an over-allotment option) were issued in an underwritten public offering, for aggregate gross proceeds of $13,800.

c.	Shareholders' rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:   SHARE CAPITAL (Cont.)

d.	Stock options:

1.	In 2003, the Company adopted a stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. Subject to the provisions of the Israeli Companies Law, the Option Plan is administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

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

On August 9, 2011, the Company issued options to purchase up to 35,294 shares to a former officer of the Company as part of his employment agreement. The options (the fair value of which was estimated at $6) which have an exercise price of $0.47, vested immediately. The options were not exercised within the allowed time frame following the termination of services provided by the optionee, hence were expired.

On August 24, 2011, the Company issued options to purchase up to 90,588 shares to several employees of the Company. The options (the fair value of which was estimated at $18) have an exercise price of $0.85. Of such options, 36,471 options vested on January 1, 2012, and the remaining 54,118 vested on January 1, 2013. The options will expire after ten years.

During 2012 no options were granted.

During 2013, the Company issued options to purchase up to 152,949 shares to several employees of the Company. The options (the fair value of which was estimated at $137) have a weighted average exercise price of $0.72. These options will vest over a 4 year period, and will expire after ten years.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:   SHARE CAPITAL (Cont.)

d.	Stock options (cont.):

2.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	128,952	4.12	509,143	3.36	330,404	5.23
Granted	152,949	0.72	-	-	196,470	0.47
Exercised	(6,000)	0.85	(80,499)	0.00	(2,354)	0.09
Canceled and forfeited	(70,970)	5.74	(299,692)	6.84	(15,377)	7.40
Outstanding at end of year	204,931	2.06	128,952	4.12	509,143	3.36
Exercisable at end of year	78,457	4.25	92,482	5.40	418,554	3.91

The weighted average fair value of options granted during the reported periods (excluding 70,588 options granted in 2011 as part of the extinguishment of liabilities) was $1.09 per option for the year ended December 31, 2013, and $0.21 per option for the year ended December 31, 2011. In 2012 no options were granted.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2013 grants: risk-free rate of 1.20%, dividend yield of 0%, expected volatility factor of 344.19% and expected term of 6.11 years. The following weighted average assumptions were used for the 2011 grants: risk-free rate of 0.76%, dividend yield of 0%, expected volatility factor of 176.54% and expected term of 4.64 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $32, $7, and $10 for the years ended December 31, 2013, 2012 and 2011, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:   SHARE CAPITAL (Cont.)

d.	Stock options (cont.):

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2013	2012	2011
	$	$	$

Cost of revenues	-	1.5	2
Research and development expenses	20	4	5
Selling and marketing expenses	-	-	-
General and administrative expenses	12	1.5	3

	32	7	10

The options outstanding and exercisable as of December 31, 2013, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2013	Weighted average exercise price	Aggregate intrinsic value
$			$	$		$	$

0.00 - $ 0.85	189,717	8.72	0.72	741	63,243	0.75	245
10.50 - $ 14.37	3,400	0.24	13.00	-	3,400	13.00	-
17.51 - $ 19.72	5,977	3.30	18.94	-	5,977	18.94	-
21.25 - $ 22.27	5,837	2.18	22.03	-	5,837	22.03	-

	204,931		2.06		78,457	4.25

The total intrinsic value of options exercised during the years ended December 31, 2013 2012 and 2011 was $23, $0, and $1, respectively, based on the Company’s average stock price of $ 2.63, $0.62, and $0.42, during the years ended on those dates, respectively.

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2013 and changes during the year ended December 31, 2013 is presented below:

	Options	Weighted– average grant-date fair value

Non-vested at January 1, 2013	36,471	$0.21
Granted	152,949	$1.09
Vested (including cancelled and exercised)	(36,471)	$0.21
Canceled and forfeited	(26,475)	$1.43
Non-vested at December 31, 2013	126,474	$1.09

As of December 31, 2013, there was $105 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:   SHARE CAPITAL (Cont.)

e.	Private placements and warrants:

During 2011, warrants to purchase up to 254,558 shares with an exercise price of $ nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1c). The fair market value of the warrants granted is $143, based on the Company’s share market price at the date when the extinguishment was determined.

During 2012, warrants to purchase up to 325,754 shares with an exercise price of $ nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1c). The fair market value of the warrants granted is $124, based on the Company’s share market price at the date when the extinguishment was determined.

During 2013, no warrants were issued.

A summary of the Company's warrants activity to investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities) ,to settle obligation to service providers, and related information is as follows:

	Year ended December 31,
	2013		2012		2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price(*)
	-		$-		$-	$
Outstanding at beginning of year	864,590	0.55	706,555	0.68	507,530	1.53
Granted	0	0	325,754	0.00	254,558	0.00
Exercised	(844,353)	0.16	(167,719)	1.74	-	-
Canceled and forfeited	(16,237)	16.96	-	-	(55,533)	5.27
Outstanding at end of year	4,000	20.00	864,590	0.55	706,555	0.68
Exercisable at end of year	4,000	20.00	864,590	0.55	706,555	0.68

(*)	The weighted average exercise price is after re-pricing of the exercise price related to the convertible bond holders.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:   SHARE CAPITAL (Cont.)

e.	Private placements and warrants (Cont.):

The warrants issued to consultants and investors (including warrants issued in connection with the issuance and extinguishment of convertible bonds and extinguishment of liabilities), outstanding and exercisable as of December 31, 2013, have been separated into ranges of exercise prices as follows:

Range of exercise price	Warrants outstanding and exercisable as of December 31, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
			$	$

$ 18.79 - $ 20.61	4,000	2.99	20.00	-

	4,000		20.00

The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued on the date of grant, since, based on the opinion of Company Management, such measurement is more reliable than the fair value of services.

f.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

g.	Convertible bonds and warrants issued to the convertible bond holders – see Note 11.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:   RELATED PARTY TRANSACTIONS

a.	On July 25, 2010, the board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as Chairman. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer and the sister of one of the Company’s directors. On May 12, 2011, the special general meeting approved a service agreement with Mrs. Trabelsi whereby she will receive a monthly fee equal to 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company will bear all reasonable costs and expenses incurred by the Chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. On December 27, 2012, the company’s shareholders at a general meeting of shareholders approved the reappointment of Mrs. Trabelsi as Chairman. On May 9, 2013, the general meeting of shareholders of the Company approved the same management services compensation for Mrs. Trabelsi as those approved in May 2011.

b.	Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

c.	As of December 31, 2013, the Company accrued $243 as expenses arising from related party management services.

d.	On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure short-term loans that are given by them from time to time to the Company. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2010 until 2013 ranged from NIS 10,000 up to NIS 1,965,000. Currently, there are no outstanding loans from Mrs. and Mr. Trabelsi. Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1 million ($288 as of December 31, 2013).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:   SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

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

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2013		2012		2011
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
East European country (*)	7,455	-	8,637	-	7,498	-
United States	199	17	217	17	344	24
Israel	232	159	86	76	80	72
Africa	903	-	-	-	-	-
South America	33	-	-	-	-	-

	8,822	176	8,940	93	7,922	96

-	Revenues were attributed to countries based on the customer’s location.
-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

(*) Due to the demand of the customer, the name of the specific country cannot be disclosed.

b.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2013	2012	2011
	$	$	$

Raw materials and equipment	5,392	3,856	5,822
Maintenance, royalties and project management	3,430	5,084	2,100

	8,822	8,940	7,922

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2013	2012	2011

Customer A	73%	64%	95%

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 15:   OTHER (INCOME) EXPENSES

	Year ended December 31,
	2013	2012	2011
	$	$	$

Gain on prior years subcontract provision	-	(323)	-
Capital loss on disposal of property and equipment	-	-	6
Doubtful debt provision	358	1,595	-
Gain on extinguishment of debts (*)	-	(187)	(143)
Expenses related with SmartID acquisition	149	-	-
Total	507	1,085	(137)

(*)	Comprised of the capital gain on extinguishment of working capital related liabilities (employees, service providers etc.). See also Note 1.

Bad debt

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning	provision during	Balance at end
	of period	period	of period
	$	$	$

2011	1,553	(1,419)	134
2012	134	1,592	1,726
2013	1,726	358	2,084

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 16:   FINANCIAL (EXPENSES) INCOME, NET

	Year ended December 31,
	2013	2012	2011
	$	$	$
Financial expenses:

Interest, amortization of discount, bank charges and fees (*)	(67)	(425)	(1,021)
Exchange differences	(89)	-	-

Total financial expenses	(156)	(425)	(1,021)
Financial income:

Gain on extinguishment of convertible bonds (**)	-	2,230	2,006
Exchange differences	-	-	5

Total financial income	-	2,230	2,011

Net total	(156)	1,805	990

(*)	Includes expenses of $0, $445, and $968 related to convertible bonds, in the years ended December 31, 2013, 2012 and 2011, respectively. (See Note 11 above).

(**)	See Note 1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
	Name:	Arie Trabelsi
	Title:	Chief Executive Officer

Dated: April 28, 2014

71