Form 20-F
period 2014-12-31
SuperCom Ltd
filed 2015-04-13
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________ __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33668

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

Ordinary Shares, par value NIS 0.25 per share: 13,742,585 (as of December 31, 2014)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785 and 333-121231, and Form F-3 File No 333-197434

INTRODUCTION

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations throughout the world. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have inspired governments and national agencies to design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens and visitors. We offer advanced secure mobile payments ranging from mobile wallet to mobile point of sale (POS) using a set of components and platforms to enable secure mobile payments and financial services. We also provide a unique all-in-one field-proven radio-frequency identification, or RFID, and mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.   Our product depth and global presence was expanded significantly with our acquisition of the SmartID division of On Track Innovations Ltd., or OTI, in December 2013 and extensive development of new product lines for the public safety and secure payments markets.

Our Machine to Machine (M2M) solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven RFID and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.   Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services. Our M2M division has primarily focused on growing three markets: (i) public safety; (ii) healthcare and homecare; and (iii) animal and livestock management.

Our ∑ID division has focused on expanding our activities in the traditional identification, or ID, and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

On December 26, 2013 we acquired the SmartID division of OTI, including all contracts, software, other related technologies and intellectual property, or IP, assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

During 2014, we identified the Secure Financial Services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID division. During the year, we have developed and introduced Secure Financial Services, the SuperPayTM suite of products.

Our Secure Financial Services, or SFS, division offers a product called SuperPay, which includes a full suite of solutions ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use any smartphone, tablet or existing POS to receive secure mobile payments. SuperPay features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using OTP (one-time password), biometric authentication, and SuperCom's proprietary SafeMoneyTM platform.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filing with the Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

In this Annual Report, all references to "SuperCom," the “Company,” "we," "us" or "our" are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries. On January 24, 2013 we changed our name back to SuperCom Ltd., our original name, from Vuance Ltd.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States ("US GAAP"). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2014 was NIS 3.889 per $1.00.

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

The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

The following summary consolidated financial data for and as of the five years ended December 31, 2014 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2014 and as of December 31, 2013 and 2014 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2010, 2011 and 2012 and for the years ended December 31, 2011 and 2012 have been derived from audited consolidated financial statements not included in this Annual Report. All share and per share data has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.

Income Statement Data:

	Year Ended December 31,
	2014	2013		2012	2011	2010
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	29,703	8,822		8,940	7,922	7,389
Cost of revenues	7,301	1,896		1,619	3,306	2,057
Gross profit	22,402	6,926		7,321	4,616	5,332
Operating expenses:
Research and development	3,359	564		313	462	386
Selling and marketing	7,036	3,158		3,060	3,505	4,405
General and administrative	2,773	1,183		857	732	1,985
Other expenses (income)	1,225	507		1,085	(137)	(396)
Total operating expenses	14,393	5,412		5,315	4,562	6,380
Operating income (loss)	8,009	1,514		2,006	54	(1,048)
Financial income (expenses), net	(133)	(156)		1,805	990	(678)
Income (loss) before income tax	7,876	1,358		3,811	1,044	(1,726)
Income tax (expense) benefit	(1,675)	5,108		1,006	(25)	(50)
Net income (loss) from continuing operations	6,201	6,466		4,817	1,019	(1,776)
Loss from discontinued operations	-	-		-	-	(189)
Net income (loss)	6,201	6,466		4,817	1,019	(1,965)

Per Share Data:
Basic earnings (loss) from continuing operations	0.46	0.71		0.75	0.47	(1.22)
Diluted earnings (loss) from continuing operations	0.45	0.70		0.59	0.37	(1.22)
Basic and Diluted loss from discontinued operations	-	-		-	-	(0.13)
Basic earnings (loss) per share	0.46	0.71		0.75	0.47	(1.35)
Diluted earnings (loss) per share	0.45	0.70		0.59	0.37	(1.35)

	December 31,
	2014	2013		2012	2011	2010
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents	4,789	2,673		225	215	197
Total Current Assets	28,374	12,109		2,930	2,131	1,664
TOTAL ASSETS	42,874	31,279	(*)	3,743	2,455	2,008
Total Current Liabilities	12,666	8,129	(*)	2,796	7,829	4,500
Total Long-term Liabilities	1,902	3,758	(*)	236	227	254
SHAREHOLDERS’ EQUITY (DEFICIT)	28,306	19,392		711	(5,601)	(7,871)

(*) Retroactive application

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business

Although we expect that the acquisition of the SmartID Division will result in benefits to us, we may not realize those benefits due to unforeseen difficulties.

Although we are a year into the process, integrating the operations of the SmartID division successfully, while realizing any of the anticipated benefits of the acquisition of the Smart ID division, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations, and the market price of our ordinary shares may decline as a result.

Realizing the benefits of the acquisition will depend in part on the integration of our intellectual property, products, operations, personnel and sales force and the completion of assignments of current and past contracts and rights. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

•	our inability to achieve the operating synergies anticipated in the acquisition, which would prevent us from achieving the positive earnings gains expected as a result of the acquisition;

•	diversion of management attention from ongoing business concerns to integration matters;
•	difficulties in consolidating and rationalizing information technology and intellectual property platforms and administrative infrastructures;
•	complexities associated with managing the combined businesses;
•	difficulties in integrating personnel;
•	possible termination of some contracts or agreements with customers of the SmartID division as a result of the acquisition, which would result in major reduction in our anticipated combined business revenue;
•	possible termination of some contracts or agreements with service providers and suppliers of the SmartID division as a result of the acquisition, which could result in delays and increases in our cost of revenues; and.
•	possible cash flow interruption or loss of revenue as a result of the change of ownership.

We may not fully realize the anticipated net reductions in costs and expenses and other benefits and synergies of the acquisition to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine operations.

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

Purchase price allocation in connection with our acquisition of OTI’s SmartID division requires estimates which may be subject to change in the future. Future changes to these estimates could impact our future operating results.

The application of purchase price allocation requires that the total purchase price we paid for the SmartID division be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date. All amounts in excess of the fair value are recorded as goodwill. The allocation process requires an analysis and valuation of acquired assets, including fixed assets, technologies, deferred tax assets, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies. We identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed in connection with the SmartID division acquisition at their estimated fair values as of the date of the acquisition. This process requires estimates by our management and by our expert independent consultant based upon the best available information at the time of the preparation of the financial statements. We have completed the purchase price allocation as reflected in this report. Any future changes to our estimates of the fair value of the assets and liabilities of OTI’s SmartID division as of the date of the acquisition could impact our future operating results.

In the three years ended December 31, 2014, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our operating results.

In the year ended December 31, 2014, 91% of our consolidated net revenue is attributable to sales to four large customers.

In the years ended December 31, 2013 and 2012, 73% and 64%, respectively, of our consolidated net revenue was attributable to sales to one large customer. While we expect to be less dependent on these customers in 2015 and in the future because of our expectation to secure more contracts from new customers, a substantial reduction in sales to, or loss of, any of the four customers would adversely affect our business unless we were able to replace the revenue received from those customers, which replacement we may not be able to find.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global markets for our M2M. ∑ID and Secure Financial Services, or SFS, solutions are highly fragmented and intensely competitive. They are characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as M2M, ∑ID and SFS technology are adapted by governmental and public sectors around the world, we may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the markets in which our M2M, ∑ID and SFS compete expand, we expect additional competitors to enter the market. We cannot ensure that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

The average selling prices for our products and solutions may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products and solutions depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products and solutions may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which could adversely affect our operating results and earnings per share.

Furthermore, most contracts with governments or with state or local agencies or municipalities are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

Although we had profitable operations in the four years ended December 31, 2014, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

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

We have sought in the past and will seek in the future to enter into contracts with governments, as well as state and local governmental agencies and municipalities, which subjects us to certain risks.

Governmental contracts subject us to several other risks, including risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the governmental agency. Governments may also be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. In addition, governmental agencies have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we engage in the government contracting business, we are subject to audits, and may be subject to investigation, by governmental entities.

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

We market and sell some of our products and solutions using a network of representatives, distributors and resellers covering America, Europe, Asia and Africa. We establish relationships with representatives, distributors and resellers through agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the distributor. We do not have agreements with all of our distributors. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

Our ability to terminate a distributor who is not performing satisfactorily may be limited. Inadequate performance by a distributor could adversely affect our ability to develop markets in the regions for which the distributor is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results are highly dependent upon: (i) our ability to maintain our existing distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our distributors, sales agents, and value-added resellers to successfully market our products. A failure to achieve these objectives could result in lower revenues.

If our technology and solutions cease to be adopted and used by government and public and private organizations, we may lose some of our existing customers and our operations will be negatively affected.

Our ability to grow depends significantly on whether governmental and public and private organizations adopt our technology and solutions as part of their new standards and whether we are able to leverage our expertise with government products into commercial products. If these organizations do not adopt our technology, we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base.

In order for us to achieve our growth objectives, our ∑ID, M2M and SFS technology and solutions must be adapted to and adopted in a variety of areas, any or all of which may not adopt our technology. These areas include, among others:

•	national ID and e-Government;

•	public safety;

•	the secure financial sector;

•	healthcare and homecare; and

•	animal and livestock management.

We cannot accurately predict the future growth rate, if any, or the ultimate size of the ∑ID, M2M and SFS markets. The expansion of the market for our products and services depends on a number of factors such as:

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

If we are unable to develop and sustain our position as a provider of ∑ID, M2M and SFS solutions and services and earn high margins from our technology, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our ∑ID, M2M and SFS based technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying products. While we have had some success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated solutions and services that we believe are likely to produce attractive margins in the future. A significant portion of the value of our e-ID, RFID and mobile based technology lies in the development of software and applications that will permit the use of RFID and mobile based technology in selected new markets. In contrast, the margins involved in manufacturing and selling M2M based technology can be relatively small and may not be sufficient to permit us to earn an attractive return on our development investments.

Unfavorable global economic conditions may adversely affect our customers, which may directly impact our business and results of operations.

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

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2012, 2013 and 2014, approximately 97.6%, 97.7% and 99%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter. As a result of our dependence on a limited number of customers and our increased reliance on our e-ID and electronic monitoring solutions and products, our revenue has experienced wide fluctuations. We expect that our revenue will continue to fluctuate in the future as we market and implement solutions through our M2M and SFS divisions. A portion of our sales is not recurring sales; therefore, quarterly and annual sales levels will likely fluctuate. Sales in any period may not be indicative of sales in future periods. In addition, our result may fluctuate from year to year for the following reasons:

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

In addition, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has, to date, ranged from three to 24 months and the typical sales cycle for our commercial customers has ranged from one to 12 months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer’s decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

Our reliance on third party technologies, raw materials and components for the development of some of our products may delay product launches, impair our ability to develop and deliver products and hurt our ability to compete in the market.

Most of our products integrate third-party technology that we license and/or raw materials and components that we purchase or otherwise obtain the right to use, including operating systems, microchips, security and cryptography technology for card operating systems and dual interface technology. Our ability to purchase and license new technologies and components from third parties is and will continue to be critical to our ability to offer a complete line of products that meets customer needs and technological requirements. We may not be able to renew our existing licenses or to purchase components and raw materials on favorable terms, if at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology. We may also lose the potential competitive advantage such technology gave us. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to security issues, either of which could adversely affect our results of operations. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market could also be impaired.

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

We may have significant differences between forecasted demands and actual orders received, which may adversely affect our business.

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

Cyber-attacks or other breaches of network or information technology, or IT, security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards. Although we have not experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners, thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed the adverse effect on the market’s perception of our products and services.

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

Third parties may assert that we are infringing their intellectual property rights, and IP litigation could require us to incur substantial costs even when our efforts are successful.

We may face IP litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses, and divert the attention of management and technical personnel. Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business.

Other than the litigation described in Item 8A "Consolidated Statements and Other Financial Information - Legal Proceedings," we have not been subject to material IP litigation to date. We have received demand letters in the past alleging that products or processes of ours are in breach of patents, which we have denied, and after a respective lawsuit has been filed in respect of such claims, it has been resolved and dismissed with no effect on our business or any material cost to us.

Litigation may be necessary in the future to enforce any patents we have or may obtain and/or any other IP rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, prevent us from licensing our technology or selling or manufacturing our products, or require us to expend significant resources to modify our products or attempt to develop non-infringing technology, any of which could seriously harm our business.

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the IP rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain parties with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such parties.

We rely on the services of certain executive officers and key personnel, the loss of whom could adversely affect our business.

Our future success depends largely on the efforts and abilities of our executive officers and senior management and other key employees, including technical and sales personnel. The loss of the services of any of these persons could adversely affect our business. We do not maintain any “key-person” life insurance with respect to any of our employees.

Our ability to remain competitive depends in part on attracting, hiring and retaining qualified technical personnel, and if we are not successful in such efforts, our business could be disrupted.

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

Sigma Wave Ltd., or Sigma, is the beneficial owner of approximately 29% of our outstanding shares. Such ownership interest gives Sigma the ability to influence and direct our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma will have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

We do not expect to pay cash dividends.

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends in the near future. According to the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. The payment of dividends will depend on earnings, financial condition, debt covenants in place, and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of Sarbanes-Oxley governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of Sarbanes-Oxley requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year. We may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Location and Incorporation in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive office and some of manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

We may not be able to enforce covenants not-to-compete under current Israeli law.

We have non-competition agreements with most of our employees, many of which are governed by Israeli law. These agreements generally prohibit our employees from competing with us or working for our competitors for a specified period following termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. Any such inability to enforce non-compete covenants may cause us to lose any competitive advantage resulting from advantages provided to us by such confidential information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our Israeli employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Israeli Patent Law”), inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “C&R Committee”), a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. The C&R Committee (decisions of which have been upheld by the Israeli Supreme Court) has held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the C&R Committee has not yet set specific guidelines regarding the method for calculating this remuneration or the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into intellectual property assignment agreements with our employees pursuant to which such employees assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

SuperCom Ltd. is a company organized under the laws of the State of Israel. Our registered office is located at 1 Arie Shenkar, Herzlia, Israel, 4672501, telephone number +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 200 Park Avenue South, New York, New York, telephone number +1 (212) 675-4606 .

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

In September 2007, we entered into a definitive agreement to acquire the credentialing division of Disaster Management Solutions Inc., or DMS, for approximately $100,000 in cash and up to $650,000 in royalties' payable upon sales of the advanced first responder credentialing system named “RAPTOR” during the first twelve months following the acquisition in August 2007. This acquisition complemented our former incident management solutions business and added the RAPTOR system to our former CSMS business, both of which were sold in 2010.

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

At the beginning of 2012, we decided to leverage our experience in the e-ID market and increase our position in the market by: (i) proposing other new technologies and solutions to our existing e-ID customers, (ii) securing other e-ID projects and solutions by virtue of entering into joint ventures with partners with a global presence and complementary goals and products and (iii) retaining an outstanding group of market executives and experts, which allowed us to propose and implement what we believe to be competitive ID and e-ID solutions to the global markets.

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and animal and livestock management, using our M2M suite of products.

On December 26, 2013 we acquired the SmartID division of OTI, including all contracts, software, other related technologies and IP assets. We paid OTI $8.8 million ($10 million less certain closing adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. As of December 31, 2014, we have paid $1million under this earn-out mechanism.

During 2014, we have identified the secure financial services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID division. During the year, we have developed and introduced Secure Financial Services, the SuperPayTM suite of products.

During the fourth quarter of 2014 and the first quarter of 2015, we have identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our other divisions. We intend to enter the market with our cyber security services and a suite of cyber protection products for critical infrastructure and mobile application

B.	BUSINESS OVERVIEW

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations throughout the world. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to their citizens and visitors. Our ∑ID division engages in several activities and solutions, including the production of: (i) paper secured by different levels of security patterns (i.e., ultraviolet, holograms, etc.) and (ii) electronic identification secured by biometric data, principally used in connection with the issuance of national Multi-ID documents (including IDs, passports, driver’s licenses, vehicle permits, and visas), border control applications, national ID registries, electronic passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management. Our ∑ID division has focused on expanding our activities in the traditional ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. On December 26, 2013, we acquired the SmartID division of OTI, including all contracts, software, other related technologies and IP assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

We provide a unique all-in-one field-proven M2M PureSecurity advanced solutions suite, accompanied by advanced complementary services. Our M2M solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect the unauthorized movement of people, vehicles and other monitored objects. We provide RFID and mobile technology, accompanied by services specifically tailored to meet the requirements of electronic monitoring. Our propriety M2M suite of hybrid hardware and software components is the foundation of these products and services. This suite can be used in various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring and building and access automation.  Our M2M division has primarily focused on growing three markets: (i) public safety, (ii) healthcare and homecare and (iii) animal and livestock management.

During 2014, we identified the Secure Financial Services market as a very fast growing market where SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID division. Our Secure Financial Services (SFS) division offers a product called SuperPay with a full suite of solutions for advanced secure mobile payments, ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use any smartphone, tablet or any existing POS to receive secure mobile payments. SuperPay features an array of payment technologies including NFC using HCE, BLE and Audio, and secures payment by using one-time password, or OTP, biometric authentication, and our proprietary SafeMoney platform.

Market Opportunity

We believe that our wide range of solutions offers us several opportunities across global markets and industries. First, RFID is now a widely-adopted technology in the auto-identification market, which addresses electronic identification and location of objects. Typically, an RFID tag or transponder is incorporated into or attached to a product or person, and a handheld or stationary device that receives the radio frequency waves from these tags is used to determine their locations. Prior to the adoption of RFID, users identified and tracked assets manually and through the use of bar code technology. These solutions were limited because of the need for ongoing human intervention and the lack of instantaneous location capabilities. RFID technology possesses greater range, accuracy, speed and lower line-of-sight requirements than bar code technology.

In addition, the increased demand for better security systems and services has positively affected trends within the industry. Personnel and asset management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our wireless ID-enabled security solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles.

The overall ∑ID market continues to grow. Our addressable market includes developing countries, which are experiencing very rapid growth that is consistent with or stronger than that in more developed markets. The acquisition of the SmartID division of OTI in late 2013 is bolstering our ability to win business around the world. The acquisition diversified our source of revenues and offered us access to new markets in Africa, Asia, South America, areas with great potential.

In the ∑ID division, we plan to grow organically by adding new ∑ID government customers and by offering more services to each of these existing customers. The uniqueness of our platform is that is agile and highly scalable. So for our customers, it is very easy to add an additional module or program to an existing deployment which can serve as an additional revenue center for our government clients and increase their return on investment. In addition, and as a result of successful integration of SuperCom and the SmartID divisions, we are now well positioned to work on larger international tenders, which as two standalone businesses we were not previously in a position to handle. Leading into 2015, we began actively bidding on larger international tenders in markets where we actively see significant opportunities.

The opportunities we see in our ∑ID segment may have an impact on the number of opportunities in our M2M and SFS segments as well. We leverage our ∑ID existing customer base, and the expertise and robust innovative solution in these two rapidly growing segments represent a significant upside opportunity for SuperCom.

We began marketing our M2M Suite to customers in the U.S. and in Europe, South America and Africa in 2014. We have been in discussions with several potential customers in the U.S., Europe and Asia who have issued tenders that we have actively responded to in the public safety segment. These tenders range in size from a couple of hundred to a couple of thousand units and we believe we are well position to win new contracts in the second half of 2015, if not sooner.

Research indicates that 2.5 billion people globally are un-banked (meaning they have no bank account or credit card), but over 1 billion of those people have access to mobile phone, which represents our SFS applicable market, We presented our Mobile Money and Mobile Payment Suite at several of the largest payment conferences in the world and the global market interest to our solution is very encouraging. We believe that our ability to capture even a small portion of this fast growing market not only represents a huge and long-term growth opportunity, but also exemplifies how we are using technology innovations to provide value to our customer base.

Our Strategy

We are focused on our core competencies, which are comprised of our M2M suite and solutions, our ∑ID platform and solutions and our SFS suite and solutions. Our growth strategy includes the following components:

•	Develop strong strategic relationships with our business partners, including the systems integrators and distributors that introduce our products and solutions into their respective markets.

•	Employ dedicated sales personnel to work closely with our business partners. Our sales personnel will customize and adapt solutions that can then be installed and supported by these business partners.

•	Expand our M2M activities globally, particularly in America, Europe, and the Far East.

•	Leverage our customer base, superior PureSecurity hybrid suite of M2M solutions, and IT management capabilities to secure additional long-term contracts with governments and communities in the public safety markets.

•	Leverage our reputation, talented personnel, and project management capabilities in the e-ID market to secure additional projects and solutions in the growing e-ID and e-Government markets.

•	Leverage our customer base, superior SuperPay hybrid suite of SFS solutions, and IT management capabilities to secure additional long-term contracts with governments and communities in the secure financial services market.

•	Develop strong strategic relationships with business partners that will introduce our solutions into the healthcare, homecare, animal and livestock management markets.

•	Develop strong strategic relationships with business partners in the financial services industry, and un-banked and mobile payments markets.

•	Identify and acquire synergistic contracts or businesses in order to reduce time to market, obtain complementary technologies and secure required references for international bids.

•	Grow our business in emerging markets with perceived significant growth opportunities.

We currently target the following markets:

Public Safety Market. Our electronics monitoring, or EM, solutions can provide a set of comprehensive solutions for law enforcement agencies, community safety agencies and ministries of justice around the world. We make use of our innovative mobile and radio frequency identification and geographical location technologies to deliver electronic identification, monitoring and tracking solutions for house arrests, GPS tracking, inmate control, detainee monitoring, juvenile supervision and tracking of persons returned to communities.

National e-ID and e-Government Market. We provide advanced smart card and identification technologies and products for governmental customers in Europe, Asia and Africa. We offer a complete end-to-end in-house solution for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. Our solutions include MAGNA™, a complete end-to-end solution for such items as electronic passports, or e-passports, national identity cards, or National IDs, voter identification cards, drivers’ licenses, visas and other border entry documents and military, police and commercial access identification.

Financial Services Market. Our SFS division offers a full suite of solutions called SuperPay, ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device (smartphones, tablets or traditional 2G/3G handsets) and allowing merchants to use any smartphone, tablet or any existing POS to receive secure mobile payments. SuperPay features an array of payment technologies including NFC using HCE, BLE and Audio, and secures payment by using OTP (one-time password), biometric authentication, and our proprietary SafeWalletTM platform

Airports and Ports. Our solutions can offer solutions for airports and ports by enabling common carriers to monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing the risk of lost baggage, increasing customer service and improving security. In addition, our e-ID solutions can offer airports and ports turnkey border control systems. Our border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive accurate identification based on a combination of two machine-readable biometric applications: fingerprints and facial recognition. We offers short implementation and quick integration with the existing border control system of the country and provide external interfaces to digital certificate authority for signature verification as well as interfaces to other agencies.

Businesses and Industrial Companies. Our PureSecurity Suite can be used by businesses, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, pick up orders, verify inventory and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our PureSecurity Suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

Hospitals and Homecare. The healthcare sector has successfully utilized M2M technologies for the purposes of infant protection in maternity wards and resident safety in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRF Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, M2M technology will be utilized in real-time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

Animal and Livestock Owners. Farmers may use our M2M system to collect, analyze and detect critical heat and health issues. In addition, the system provides rumination monitoring consisting of health and reproduction intelligence, which optimizes milk production per cow. Pet owners may also use our M2M solutions, which provide the ability to locate, track and monitor their pets at a very low cost. Animal and livestock owners may use our M2M solutions to identify, locate, monitor and track herds and animals, as well as monitor their lifecycle.

Our Solutions and Products

M2M Division Products and Solutions

Our M2M division features an all-in-one active RFID technology accompanied with services specifically tailored to meet the requirements of the following industries: (i) public safety, (ii) healthcare and homecare, and (iii) animal and livestock management. Our PureRF Suite assists companies to efficiently utilize time and resources. We believe it is the leading solution for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable personal resources and assets.

Our M2M division also provides a set of comprehensive and superior solutions for the public safety market. As a technology innovator in the arena of radio frequency identification and geographical location, we make use of its proven and solid platforms in order to deliver a state-of-the-art EM solution in a fast, flexible and attentive manner.

Equipped with complex IT knowledge and experience, our senior personnel from the M2M industry and our suite of products and software can customize M2M programs and solutions at all levels, from tags to readers to servers, and at all stages, from installation to monitoring.

PureRF Suite. Our PureRF Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our PureRF Suite is a complete location position, or LP, system solution based on active RFID tag technology that provides commercial customers and governmental agencies enhanced asset management capabilities. The basic components of our PureRF Suite include:

PureRF Tags. The PureRF solution relies on small, low-powered PureRF tags that are attached to objects or people. These weatherproof and shock-resistant tags are inexpensive and attach easily to key chains, uniform equipment, property, or vehicles to allow identification and tracking wherever it is needed. License-free radio bands are used to track RF signals and can be read on handheld devices. Transmitters can be programmed for periodic or event-driven transmissions. For high-security sites or situations, encrypted tag-to-reader communication prevents cloning or copying. An integrated anti-collision algorithm allows multiple tags to be simultaneously identified by a single reader, allowing employees to be matched to individual laptops or assets, shipping pallets to merchandise, assets to “authorized” locations and drivers to specific vehicles.

Hands-Free Long-Range RFID Asset Tags. These tags provide real-time asset loss prevention, inventory management, and personnel/asset tracking. They identify and track laptops, office machines, computer systems, tools, and telephones. They also identify employees and visitors in office buildings, hospitals, retail stores, warehouses, industrial facilities, mines and military installations.

Hands-Free Long-Range RFID Vehicle Tags. These tags provide long-range vehicle ID for parking and fleet management, access control, asset loss prevention at airports, gated communities, truck and bus terminals, employee parking lots, hospitals, industrial facilities, railroads, mines and military installations.

PureRF Readers. Our PureRF reader is used to receive status messages from PureRF tags. The PureRF reader is an intelligent, reliable and effective small long-range RFID reader with an integrated protocol converter. The protocol converter supports various standard interfaces such as 26 bit Wiegand format, serial RS-232, serial RS-485 or TCP/IP (Ethernet) protocols, which can be utilized in various solutions. Range-adjustable antennas can be discretely hidden to identify and track PureRF tag activity. PureRF readers can operate individually for small applications or in a network to cover wide areas. The units are small, reliable and effective and can be controlled by multiple communications media.

PureRF Activators. PureRF activators are used to improve the accuracy of locating assets compared to what is provided by the receiver ID. They are used primarily at entrances and exits. For this purpose, PureRF activators are deployed throughout the monitored space where improved tag location measurement is required. The PureRF activators continually transmit a short-range uniquely identifying LF signal. Tags can read this signal when they are close to the activator (up to about 24 feet). The activator ID that a tag reads is added to the message that the tag transmits to the receiver. An activator’s ID indicates the location of a PureRF tag.

PureRF Initializer. A PureRF initializer is a device that integrates an LF transmitter and an RF receiver into one device. This enables the PureRF initializer to perform bi-directional communication with the tags. The PureRF initializer is used to control a tag’s mode of operation (on/off) and to set or modify a tag’s operational parameters, such as transmission frequency (timing) and activated sensors. Our EM customers are law enforcement agencies, community safety agencies and ministries of justice. Our partners are local IT and security companies who provide us with local support and operations. Our EM products and solutions include:

House Arrest Monitoring System. Our house arrest monitoring system provides fully customizable surveillance programs to eliminate frustration and operational inefficiencies. Our house arrest system is based on our PureMonitor cloud-based software and includes the PureCom base station and the PureTag RF bracelet.

PureTag RF Bracelet. Our PureTag RF bracelet is a highly secure, hypoallergenic, lightweight and compact RF bracelet that operates across the complete spectrum of the PureSecurity Corrections Tracking Suite. Its features include: (i) an encrypted RF signal, (ii) easy installation, (iii) four years of battery life, (iv) a disposable strap, (v) proximity detection, (vi) motion tamper detection and (vii) a strap and case.

PureCom RF Base Station. The PureCom RF base station brings new features and functionality to new house arrest programs. Each PureCom RF base station supports up to 50 PureTag RF bracelets. Its features include (i) a smart LCD screen, (ii) fingerprint ID verification, (iii) two-way communications via text and voice, cell, landline, Wi-Fi, and Ethernet connections, (iv) streamlined field installation, (v) a 72-hour battery backup, (vi) dual SIM for broader coverage, (vii) onboard GPS tracking, and (viii) a rugged impact resistant shell.

GPS Offender Tracking System. Our GPS offender tracking system provides fully customizable surveillance programs to minimize frustration and operational inefficiencies. The GPS offender tracking system is based on our PureMonitor cloud-based software and includes the PureTrack smartphone device, the PureTag RF bracelet and an optional PureBeacon device.

PureTrack. Smartphone technology has made dramatic improvements in the way people work and talk. SuperCom channels a smartphone’s capabilities into an unparalleled corrections supervision tool with the following features: (i) GPS, cell tower and Wi-Fi location tracking, (ii) RF tethering via Bluetooth, (iii) configurable GPS point frequency, (iv) GSM, CDMA and Wi-Fi communication support, (v) calendar management, (vi) persistent offender term notifications and reminders, (vii) smartphone voice, text, email, video communications, (viii) portable breath-alcohol integration and (ix) bio-identification, including face, fingerprint, and voice recognition.

PureBeacon. Our PureBeacon is a secure RF device designed to provide indoor surveillance of offenders when GPS is not suitable. In addition to preserving the PureTrack battery life, other features include (i) four years of battery life, (ii) encrypted RF protocol, (iii) Bluetooth support, (iv) proximity and case tamper detection, (v) an expansive range via a mesh network and (vi) a waterproof, dustproof and lightweight design.

PureMonitor Offender Electronic Monitoring Software. PureMonitor is our cloud-based software designed to deliver the information needed by officers.  It enables quick navigation through e-interface to set schedules, generate reports, review tracking information and run efficiently and effectively.   PureMonitor supports GPS monitoring, RF house arrest, alcohol monitoring, and biometric verification products. Officers can manage the complete platform of electronic monitoring tools through a single log-in. The PureMonitor platform leverages a consistent look, feel and functionality across the entire product line. It is designed to work with the agency’s software suite, while integrated with existing case management, jail management and crime scene management systems. PureMonitor also contains a powerful suite of reports intended to allow complete and immediate visibility into any program. It supports static and mobile monitoring applications in and out of the office.

Inmate Monitoring System. We offer an inmate monitoring system that manages the authorized movement of inmates throughout a corrections facility. Validating the location of people and assets flowing through a corrections facility requires immense focus and dedicated resources, and inmate and officer safety depends on a system that ensures the right people are in the right place at the right time. We have developed a solution that comprehensively provides one system for all facility-based tracking concerns. Our inmate monitoring management solution is based on our cloud-based software and includes the DoorGuard tracking station, the PureTag RF bracelet and an optional Personnel Tag for staff members.

DoorGuard. DoorGuard is a tracking station that communicate the inmates’ activities to the management system. A DoorGuard unit is installed at the entrance of each cell to monitor all entrances and exits. Units can also be placed in the corridors for additional tracking. The DoorGuard features include (i) accurate location tracking, (ii) Ethernet and Wi-Fi communications, (iii) advanced tamper detection, (iv) an encrypted RF signal, and (v) a waterproof and dustproof design.

Personnel Tag. The Personnel Tag is a highly secure RF tag worn by prison officers to obtain precise indoor location verification. It provides the following features: (i) panic button for immediate monitoring center alerts, (ii) advanced tamper detection, (iii) an encrypted RF signal, (iv) a four-year battery life and (v) a lightweight design.

Domestic Violence Victim Protection System. Our domestic violence victim protection system offers an additional line of defense for domestic violence victims, providing information regarding the location of the offender and the distance between the offender and the victim. Our solution incorporates the latest technology to develop a public safety solution that is easy to implement. Our domestic violence victim protection system is based on our PureMonitor cloud-based software and the PureTrack smartphone device, the PureTag RF bracelet and the PureProtect smartphone app.

PureProtect Smartphone App. Victims can download our PureProtect smartphone app to ensure that an offender is compliant with his or her restraining order. The PureProtect app identifies and alerts the victim of proximity violations without breaching the victim’s privacy. Additionally, the app identifies offender movement and behavior patterns in order to prevent attacks. The PureProtect app supports both Android and iOS phones. It provides GPS, cell tower and RF proximity, indicates the direction of offender travel, includes GPS shielding and jamming detection, and is password protected. Alerts can be set up for a pre-defined distance so that an alert will be sent to local authorities if that distance is violated.

E-ID and e-Government (∑ID) Division Product and Solutions

Our ∑ID™ (Sigma-ID) Division is a solution provider and a System Integrator. We have been active in the National ID and e-Government industry, for more than 25 years. We work exclusively with governments and public sectors, and SuperCom ∑ID™ is an internationally recognized leader in the design, development, integration and delivery of highly secured National ID and e-Government solutions.

We offer a complete end-to-end in-house solution for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. Our solutions include MAGNA, a complete end-to-end solution for such items as e-passports, national identity cards, voter identification cards and drivers’ licenses. Our solution covers everything necessary for a government to offer a particular service to the public: business process engineering, solution design and integration, hardware and software implementation, operator and technician training. The solution covers all workflows, managerial and operational reports, and it interfaces directly with the government’s business activity.

In addition, our ∑ID™ (Sigma-ID) Division offers a variety of related services, including: requirements extraction and system design, project management, project operation, training, operational processes optimization, assimilation, project financing (under BOT/PPP scheme), knowledge transfer, fee collection, maintenance and& support and more.

Our ∑ID systems comply with regional and international standards and enhance usability by using smartcard applications. Our systems’ central servers include redundancy capabilities that provide disaster recovery or failover between sites. All solutions issue financial, accountability, transaction auditing and management information reports, which decrease the likelihood of tampering and fraud by individuals.

∑ID Products and Applications

Most of our products are based on a common platform, which we refer to as MAGNA. Our products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information. Our MAGNA modular platform offers short implementation and quick integration with the existing border control system of a country and provides external interfaces to digital certificate authority for signature verification, as well as interfaces to other agencies. It offers a migration path to additional e-Government applications and to additional electronic ID documents, such as national IDs, voter IDs and drivers’ licenses. Our platform can be customized to support a large number of applications, and it has been deployed in different e-passport/national ID contracts worldwide. It is also being developed for additional applications, such as medical services.

Our border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means of detecting forged passports. The system, operable online or offline, enables border control officers to receive accurate identification based on a combination of two machine-readable biometric applications: fingerprints and facial recognition.

Secure Financial Services (SFS) Division Products and Solutions

Our SFS division offers a full suite of solutions called SuperPay, ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay is device agnostic, allowing customers to securely make payments using any mobile device (including smartphones, tablets or traditional 2G/3G handsets) and allowing merchants to use any smartphone, tablet or any existing POS to receive secure mobile payments.

Our SFS products and solutions include:

SuperPay Suite. SuperPay is a secure mobile payment hybrid suite that allows mobile users to securely make payments while supporting 2G phones, 3G phones and smartphones. SuperPay features a long list of secure payment methods including NFC using HCE, BLE, Ultra-Sonic, and utilizes biometric authentication features already integrated in advanced smartphones such as iPhone 6’s Touch ID, Samsung 5’s fingerprint scanner, or external biometric authentication.

PureMoney Suite. Our PureMoney Suite provides a wide range of mobile money applications and services using a hybrid of components and services to enable secure mobile transactions. PureMoney features a long list of secure money transfer methods including USSD, WAP, Wi-Fi, 3G, and SuperPay. It utilizes biometric authentication features already integrated in advanced smartphones such as iPhone 6, Samsung 5, or external biometric authentication. This means that 2G, 3G and smartphone owners can all use PureMoney. The PureMoney Suite for smartphones is the first to introduce a built-in mobile security threat scanner, allowing usage under uncontrolled network channels by identifying and neutralizing threats and suspicious activities.

SuperPOS. SuperPOS is a new platform which allows any mobile phone to perform mobile payments by turning any iOS- or Android-based tablet or smartphone into a robust secure mobile payment POS. SuperPOS supports a long list of secure ways to pay, including NFC, BLE, Ultra-Sonic and HCE, and utilizes biometric authentication features. Mass transit channels, retail chain stores, and mom-and-pop shops globally may utilize this mobile payment opportunity by simply turning any tablet or smartphone into a secure POS device using the SuperPOS application.

SafeMoney for Smartphones. SafeMoney is a built-in mobile automated security threat scanner providing secure usability under uncontrolled network channels by identifying and neutralizing threats and suspicious activities.

Research and Development

Our research and development efforts have enabled us to offer our customers a broader line of products and solutions, primarily in the areas of our M2M and e-ID divisions. We intend to continue to research and develop new technologies and products for the e-ID, SFS, Cyber Security and M2M divisions. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries, resellers and distribution channels that include direct sales and sales through traditional distributors or resellers. We currently have 18 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of our subsidiaries in the United States, Ecuador, Panama and Tanzania, who sell and support our products in their regions. We are also represented by several independent distributors and resellers.

Our distributors and resellers sell our systems and products to business enterprises and governmental agencies and act as the initial customer service contact for the systems and products they sell. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and may be terminated by the distributor. We do not have agreements with all of our distributors.

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2014 (all amounts in thousands of dollars):

	Year ended December 31,
	2014	2013	2012
Europe	3,956	7,455	8,637
Africa	24,083	903	-
South America	1,479	33	-
United States	126	199	217
Israel	50	232	86
Other	9	-	-
Total	29,703	8,822	8,940

The following table provides a breakdown of total revenue by product category for the three years ended December 31, 2014 (all amounts in thousands of dollars):

	Year ended December 31,
	2014	2013	2012
Products	4,982	5,392	3,856
Maintenance, royalties and project management	24,721	3,430	5,084
Total	29,703	8,822	8,940

Our revenues from projects in Africa increased in 2014 as a result of new awarded contracts in 2014 and an ongoing contract transferred to us as part of the acquisition of the SmartID division from OTI.

Customer Service and Support

Customer service includes mainly maintenance and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in Panama, Ecuador, Tanzania, Europe, the United States or Israel. We usually give each of our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because the SmartID division solutions are more complex than our previously offered solutions and additional new products may be deployed.

Manufacturing and Availability of Raw Materials

Our manufacturing operations consist primarily of materials planning and procurement, quality control of components, kit assembly and integration, final assembly, and testing of fully-configured systems. A significant portion of our manufacturing operations consists of the integration and testing of off-the-shelf components. Most of our products and systems, whether or not they are manufactured by us, are configured to customer orders and undergo several levels of testing prior to delivery, including testing with the most current version of software.

We manufacture a range of RFID products and e-ID and EM products and systems. We outsource the manufacturing of: (i) printed circuit boards, or PCBs, to a number of different suppliers both in Israel and the Far East,; (ii) enclosures to suppliers in Israel and the Far East and (iii) Teslin paper (a synthetic material used in making ID cards), laminates, inlays, modules, cards, from suppliers from the Far East, Europe, the United States and Israel. The electronic assembly of our products is done in Israel, Europe, and the United States. We sometimes commit to long-term relationships with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and are tested, assembled, calibrated and put in appropriate enclosures by outsource manufacturers in Israel. Then they go through a validation and quality assurance process. Other components are off-the-shelf products, which we purchase from a number of different suppliers.

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

Competition

We assess our competitive position from our experience and market intelligence and from reviewing third party competitive research materials. We believe that Zebra, RF Code, Axcess, Ekahau, Wave Trend, Elpas, AeroScout and SCR are our potential competitors in the RFID products and solutions market. We believe that G4S/Guidance, Serco, 3M Monitoring, Buddi, BU (Geo), iSecureTrac and SecureAlert are our potential competitors in the EM products and solutions market. We believe that Face Technologies, 3M/Cogent, Tata group, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Sagem, Morpho, Gemalto, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-ID products and solutions market. Due to the developing nature of the markets for our RFID, EM, and e-ID products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors. We believe that Apple, Google, M-PESA, Giesecke & Devrient, Jumio, Infobip. MagTek, Square, VeriFone are the primary competitors for our SFS division.

Our management expects competition to intensify as the markets in which our products and solutions compete continue to develop. Some of our competitors may be more technologically sophisticated or have substantially greater technical, financial or marketing resources than we do, or may have more extensive pre-existing relationships with potential customers. Although our products and services combine technologies and features that provide customers with complete and comprehensive solutions, we cannot assure that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, achieve greater customer acceptance or have significantly improved functionality as compared to our products and services. Increased competition may result in our experiencing reduced margins, loss of sales or a decrease in market share.

Intellectual Property

Our ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of patents, trademarks, copyrights, trade secrets and other intellectual property laws, as well as employee and third-party nondisclosure agreements, licensing and other contractual arrangements. However, these legal protections afford only limited protection for our proprietary technology and intellectual property.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the U.S. Our method of protecting our intellectual property rights in Israel, the U.S. or any other country in which we operate may not be adequate to fully protect such rights.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom. We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for PureRFid®, SuperCom®, Vuance®, EduGate®, and “Vuance Validate your World”® and have applied for trademarks for PureMonitorTM, PureComTM, PureTagTM, PureTrackTM AAIDTM, SmartIDTM, MAGNATM and PureArrestTM.

Licenses

We license technology and software, such as operating systems and database software, from third parties for incorporation into our systems and products, and we expect to continue to enter into these types of agreements for future products. Our licenses are either perpetual or for specific terms.

As part of the sale of our e-ID activities to OTI in 2006, we received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use the intellectual property that we transferred to OTI in connection with certain ongoing e-ID projects. This license was replaced by a full assignment of the IP following our acquisition of the SmartID division from OTI in December 2013. As part of the acquisition of the SmartID division, we also received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use certain intellectual property from OTI in connection with our past, ongoing and future e-ID projects.

Government Regulation

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws, regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations and the requirements may differ.

C.	Organizational Structure

The diagram below shows our active subsidiaries and affiliates as of March 20, 2015:

S.B.C Aviation Ltd.

S.B.C Aviation Ltd., incorporated in Israel, is focused on executing information technology and security projects.

SuperCom Inc.

SuperCom Inc. (formerly, PureRFid, Inc.), incorporated in Delaware, is responsible for our sales, marketing and support in the U.S.

SuperCom Slovakia A.S. (“SuperCom Slovakia”)

SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. While we have a 66% ownership interest in SuperCom Slovakia, our voting power in SuperCom Slovakia is 50%.

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

We do not own any real estate. We lease approximately 2,100 square meters of office and warehousing premise in Herzliya Pituach, Israel under a five year lease expiring on April 30, 2019. According to the agreement, the monthly fee (including management fees) is approximately $58,000.We lease approximately 200 square meters of office premise in New York for our US Subsidiary - SuperCom Inc.

We do not lease any facilities for any other subsidiary or our branch in Ecuador.

Our total annual rental fees, for 2014, 2013 and 2012 were $746,000, $178,000 and $194,000, respectively.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

Overview

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. We provide cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by our PureRF® wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.   Our product depth and global presence was expanded significantly with our acquisition of the SmartID division of OTI in December 2013. Our operations grew significantly in 2014, especially our head count and research and development and sales and marketing expenses, as we did our best to respond to the new market and customer needs.

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

We operate internationally and have subsidiaries in the U.S., Slovakia, Tanzania, Panama and Israel and a branch in Ecuador.

Acquisition of SmartID Division of OTI

On December 26, 2013, we completed the acquisition OTI’s SmartID division, including all contracts, software, other related technologies and IP assets. We paid OTI $10 million (less adjustment of $1.2 million) and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingent payments include the revenues generated by us from new e-ID projects that will be received by us either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following December 26, 2013. Earn-out payments are capped at $7.5 million and are due and payable for a period of seven (7) years the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if we receive certain new project or if we sell all or substantially all of the assets or contractual rights of our e-ID activities to a third party, other than an affiliate. Furthermore, if at any time during the period commencing as of the date of the agreement and ending on the December 26, 2016, we are awarded or otherwise receive orders under certain potential projects that were disclosed to us as part of the acquisition, the gross amount of all potential revenues under such orders or awards during each of the three 12-month periods following the closing date will be divided into units of $20 million each, or an award unit, and with respect to each full award unit in each year, we agreed to pay OTI $1,666,667 as additional consideration for the acquisition. Such amount will be payable in accordance with the earn-out mechanism, provided that the aggregate amount of all such additional consideration will not exceed $5 million. In addition, for each award unit earned, the period of OTI’s earn-out eligibility will be extended by an additional 12-month period.

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

Key Factors Affecting Our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and our results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn rate, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see Item 3D “Risk Factors.”

Explanation of Key Income Statement Items, Significant Revenues and Expenses

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services, differ from agreement to agreement.

We generate the majority of our revenues from existing e-ID long term services contracts, providing customers with raw materials, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services and upon achievement of milestones as approved by our customers.

We also generate some of our revenues from the sale of M2M, SFS and mobile-based products and solutions. Revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the nature of the technology involved. As a result, our gross profits from each project may vary significantly.

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

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income.

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2014 expressed as a percentage of total revenues.

	2014	2013	2012
Revenues	100.0%	100.0%	100.0%
Cost of revenues	24.6	21.5	18.1
Gross profit	75.4	78.5	81.9
Operating expenses:
Research and development	11.3	6.4	3.5
Selling and marketing	23.7	35.8	34.2
General and administrative	9.3	13.4	9.6
Other expenses (income)	4.1	5.7	12.1
Total operating expenses	48.5	61.3	59.5
Operating income	27.0	17.2	22.4
Financial (expenses) income, net	(0.4)	(1.8)	20.2
Income before income tax	26.5	15.4	42.6
Income tax (expense) benefit	(5.6)	57.9	11.3
Net income	20.9	73.3	53.9

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013

Revenues

Our revenues in 2014 were $29,703,000 compared to $8,822,000 in 2013, an increase of 237%. This increase is mainly related to new ∑ID division multiyear projects, in the amount over $54 million, received and partially deployed and recorded during 2014. Some of the projects received are a direct result of the customer relations acquired in the acquisition of OTI’s SmartID division in December, 2013, and some are related to new customers. In 2014, our revenues were generated mainly from maintenance and project management.

Gross Profit

Our gross profit in 2014 was $22,402,000 compared to $6,926,000 in 2013, an increase of 223%. The gross profit margin for 2014 was 75% compared to 79% in 2013. The decrease in our gross profit margins is partially attributable to changes in our mix of revenues in 2014 due to deployment of new projects with lower gross margin, and partially due to amortization related to SmartID division software and IP assets acquired in 2013.

Expenses

Our operating expenses increased in 2014 to $14,393,000 from $5,412,000 in 2013, an increase of 166%. The increase in operating expenses was primarily due to an increase in selling and marketing expenses and research and development expenses mainly related to the significant increase in our headcount and marketing and sales efforts.

Our research and development expenses increased to $3,359,000 in 2014 from $564,000 in 2013, an increase of 496%. The increase in our research and development expenses was primarily due to our increased efforts in developing our M2M and e-ID products and solutions.

Our general and administrative expenses increased to $2,773,000 in 2014 from $1,183,000 in 2013, an increase of 134%. The increase in general and administrative expenses was primarily due to an increase in our employee headcount, an increase in professional fees mainly related to public company expenses such as legal, audit, investors relations and other services received.

Other expenses were $1,225,000 in 2014, a 142% increase compared to other expenses of $507,000 in 2013. Other expenses in 2014 were composed of bad debt expenses that we recorded based on management’s estimation with respect to the collectability of certain debt related to a 2009 project. This project was not a part of our business during the past three years. In 2014, the company invested in efforts to collect the debt. Those efforts were unsuccessful and the company decided to record a bad debt expense for the outstanding balance. In 2013, other expenses included the costs associated with our acquisition of the SmartID division, and bad debt expense related to the 2009 project.

Financial (Expenses) Income, net

We had financial expenses, net of $133,000 in 2014 compared to financial expenses, net of $156,000 in 2013. Financial expenses consist primarily of bank fees related to guarantees issued to our customers and exchange rate expenses. The decrease in financial expenses was due to income from changes in the exchange rate because of strengthening of this NIS against the U.S. dollar during 2014, mainly in the fourth quarter.

Income Tax

We recorded a tax expense of $1,675,000 for the year ended December 31, 2014 compared to an income tax benefit of $5,108,000 in 2013. In 2013, we decreased our valuation allowance, because we estimated that it was more likely than not to be recovered though income, mainly in Israel. In 2014, we recorded a tax expense due to a usage of the deferred taxes established in 2013.

Net Income

As a result of the factors described above, our net income for the year ended December 31, 2014 was $6,201,000, compared to net income of $6,466,000 in 2013, a decrease of 4%. This decrease is mainly related to the tax expenses recorded as of December 31, 2014 in the amount of $1.7 million compared to a tax benefit recorded as of December 31, 2013 in the amount of $5.1 million.

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

Our general and administrative expenses increased to $1,183,000 in 2013 from $857,000 in 2012, an increase of 38%. The increase in general and administrative expenses was primarily due to our increased investor relations activity, an increase in public company expenses, as a result of our return to being listed on the NASDAQ Capital Markets, and an increase in our employee headcount.

Other expenses were $507,000 in 2013, a 47% decrease compared to other expenses of $1,085,000 in 2012. Other expenses in 2012 were composed mainly of bad debt expenses that we recorded based on management’s estimation with respect to the collectability of certain debt related to a project in Europe. In 2013, other expenses included the costs associated with our acquisition of the SmartID division, and significantly lower bad debt expense related to the European project.

Financial (Expenses) Income, net

We had financial expenses, net of $156,000 in 2013 compared to financial income, net of $1,805,000 in 2012. Financial expenses consist primarily of interest related to our bank credit line, bank fees and exchange rate expenses. The transition from financial income to financial expenses is primarily due to gains recorded on the conversion of outstanding convertible bonds to equity as part of the debt restructuring that was effected in 2012 and in 2011. In 2013 we did not record any such gains.

Income Tax

We recorded an income tax benefit of $5,108,000 for the year ended December 31, 2013 compared to an income tax benefit of $1,006,000 in 2012. These benefits resulted from tax loss carry forwards that we estimated that we would be able to offset against current and future taxable income.

Net Income

As a result of the factors described above, our net income in 2013 was $6,466,000, compared to net income of $4,817,000 in 2012, an increase of 34%.

Seasonality

Our operating results are generally not characterized by a seasonal pattern, except for our consumables sales from our ∑ID division, which are generally lower in the second part of the fourth quarter and for the full first quarter of every calendar year, due to a lower rate of passport and visa issuance in this period.

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

When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increase. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Any increase in the value of the NIS in relation to the dollar also has the effect of increasing the dollar value of any NIS assets, unless such assets are linked to the dollar, and the dollar amounts of any unlinked NIS liabilities and expenses. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

Conversely, depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities that are payable in NIS, unless those expenses or payables are linked to the dollar. Depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities and also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. Historically, we have not used any hedging instruments, but in the future if we expect the fluctuation to have major effect on our operations, we may use such instruments.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2012, 25% in 2013 and 26.5% in 2014 .Our effective tax rate as for the period ended December 31, 2014 was 21%. We did not record any tax expenses for the periods ended December 31, 2013 and 2012. In view of the increase in the corporate tax rate since 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of December 31, 2014, our cash and cash equivalents totaled $4,789,000 compared to $2,673,000 as of December 31, 2013. From our organization in 1988 to December 31, 2013, our principal source of financing was public and private offerings of our equity and debt. During 2014, we generated positive cash flows from our operational activities in the amount of $6.3 million. As of December 31, 2014, our restricted bank deposits totaled $5,195,000, related mainly to one ongoing contract. This amount is supposed to be released within the next six months.

We have accumulated net losses of approximately $30,841,000 from our inception through December 31, 2014.

During the years 2010 to 2013, certain of our major creditors and convertible bond holders accepted our offer to convert the amounts owed to them into our ordinary shares, and following the conversion of $7,221,734 of debt and convertible bonds, we issued 6,953,412 of our ordinary shares and warrants to purchase 598,696 ordinary shares.

In May 15, 2014 we signed with a non-affiliate investor a private security purchase agreement for the total amount of $2.5 million. In return, we issued 358,000 of our ordinary shares. , The shares are restricted and may be sold in the open market according to Rule 144 or if the company decides in the future to register the shares. On May 21, 2014, the agreement was finalized and executed.

We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Net cash provided by (used in) operating activities	6,271	(567)	24
Net cash provided by (used in) investing activities	(6,694)	(9,067)	(3)
Net cash provided by (used in) financing activities	2,539	12,082	(11)
Net increase in cash and cash equivalents	2,116	2,448	10
Cash and cash equivalents at beginning of period	2,673	225	215
Cash and cash equivalents at end of period	4,789	2,673	225

Net cash provided by operating activities for the year ended December 31, 2014 was $6,271,000, compared to net cash used in operating activities of $567,000 during the year ended December 31, 2013, an increase of $6,838,000. This increase was primarily due to the significant increase in our revenues for the period ended December 31, 2014 and our maintenance of tight control on our operational expenses.

Net cash used by investing activities during the year ended December 31, 2014 was $6,694,000, compared to $9,067,000 during the year ended December 31, 2013. The decrease was primarily due to the acquisition of the SmartID division of OTI during 2013.

Net cash provided by financing activities during the year ended December 31, 2014 was $2,539,000, compared to $12,082,000 during the year ended December 31, 2013, as a result of the underwritten follow-on offering of ordinary shares we completed in December 2013.

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

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our significant accounting principles are presented within Note 2 to our consolidated financial statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates. Our management believes that the accounting policies which affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to fully understanding and evaluating our reported results include the following:

•	revenue recognition;
•	allowance for doubtful accounts;
•	deferred taxes;
•	debt to equity conversion; and
•	contingencies.

Revenue Recognition

We generate the majority of our revenues from existing e-ID and security long-term services contracts, providing our customers with support, maintenance, training and installation. In addition, we generate some of our revenues from the sale of active RFID and mobile based products and solutions.

Services and products sales are recognized when persuasive evidence of an agreement exists, services have been rendered or delivery of the product has occurred, the fee is fixed or determinable, collectability is reasonably assured, and only if inconsequential or perfunctory performance obligations, if any, remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses. We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by us in advance and according to specific terms and conditions.

We recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on output criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2014, no such estimated losses were identified.

We believe that the use of the percentage of completion method is appropriate in these cases since most of our contracts specify milestone achievements in details so as to allow determination of progress made towards completion.

In addition, our contracts include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement.

In contracts that do not meet all of the conditions mentioned above, we utilize zero estimates of profits. Equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2014 we have long term contracts that will continuing to be deployed in 2015 and going forward. As of December 31, 2012 and 2013, all the long-term contracts were completed and their related revenues were recognized in full.

Our warranty period is typically 12 months. Based primarily on our historical experience, we do not provide for warranty costs when revenue is recognized since such costs are not material.

With respect to our e-ID and security business, we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $4,390,000 and $2,084,000 at December 31, 2014 and 2013, respectively.

Deferred Taxes

We account for income taxes, in accordance with the provisions of FASB ASC 740, “Income Taxes” under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. Expectation about realization of deferred tax assets related to losses carried forward are subjective and require estimates of future income in the territories in which such losses have been generated. Changes in those estimations could lead to changes in the expected realization of the deferred tax assets and to an increase or decrease in valuation allowances.

Business Combinations

Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date. The acquisition date is the date on which we obtain control over the acquiree.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued, if any, by us on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, we recognize changes in fair value of the contingent consideration in the statement of operations. Contingent consideration is stated as a financial liability in the balance sheet.

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

Costs associated with an acquisition that were incurred in the business combination, such as advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

In December 2013, we completed a follow-on public offering of 3,450,000 of our ordinary shares and received net proceeds of $12,043,000. We used $8.8 million of such proceeds to fund our acquisition of the SmartID division of OTI on December 26, 2013. We use the remaining proceeds for finance our operating activities, especially to accelerate the sales and marketing and research and development efforts.

During the three years ended December 31, 2014, 2013 and 2012, our capital expenditures totaled approximately $544,000 (not including our acquisition of the SmartID division), $103,000, and $28,000, respectively.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID division

C.	Research and Development

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-ID and M2M divisions. As of December 31, 2013, the number of employees in our research and development activities was 18. We spent $3,359,000, $564,000 and $313,000 on research and development in 2014, 2013 and 2012, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of wireless ID. We intend to continue to research and develop new technologies and products for the e-ID and wireless ID and monitoring market. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of Item 5:"Operating results and Financial review and prospects" for a description of the Trend information relevant to us.

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Bank loan and credit line	—	—	—	—	—
Operating lease obligations	2,762	749	1,208	805	—
Total contractual cash obligations	$2,762	749	1,208	805	—

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Tsviya Trabelsi	57	Chairperson of the Board
Menachem Mirski	59	Director (2)(3)
Avi Ayash	43	External Director (1)(2)(3)
Shlomit Sarusi	57	External Director (1)(2)(3)

(1)	“External Director” as defined in the Israeli Companies Law
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Tsviya Trabelsi, our Chairperson, is married to Arie Trabelsi, our Chief Executive Officer, and Ordan Trabelsi, our President, SuperCom Inc. and Barak Trabelsi, our Vice President, M2M, are their sons.

Tsviya Trabelsi has served as a director since November 15, 2012 and pursuant to the approval of our shareholders, as the Chairperson of our Board since December 27, 2012. Prior to that, Mrs. Trabelsi served as our Chairperson from July 2010 until December 2011. Mrs. Trabelsi is a certified public accountant with financial management experience in Israel and the United States. Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd., or Sigma, a wireless, security and internet focused company and our controlling shareholder, and also Director of Klikot Inc., a global social networking company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel Aviv.

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

Shlomit Sarusi has served as an external director and as a member of our audit committee since December 27, 2012. She is the founder and the CEO of HCC Ltd, an e-commerce and smart e-payment solutions provider. Mrs. Sarusi has more than 13 years of experience in the development and deployment of advanced e-Commerce, e-Payments and CRM - Mobile and Internet based solutions. Mrs. Sarusi has led research, development and implementation of solutions for various departments of the Israeli Defense Forces for over 14 years. Mrs. Sarusi holds a BA degree in Statistics and an MBA degree from Ben-Gurion University.

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

Executive Officers and Key Employees

Our executive officers and certain key employees are:

Name	Age	Position
Arie Trabelsi*	57	President and Chief Executive Officer
Simona Green*	47	Chief Financial Officer
Igor Merling	55	Chief Technology Officer
Billy Gurevich	60	Chief Legal Officer
Ziv Koren	47	Vice President, Business Development, Africa
Haim Confino	61	Vice President, Business Development, Asia
Shai Vardi*	50	Vice President, Secure Financial Services
Barak Trabelsi*	29	Vice President, M2M
Guy Karsenti*	48	Vice President, Cyber
Eli Basson*	54	Vice President, ∑ ID
Ordan Trabelsi*	30	President, SuperCom Inc.

* Executive officer

Arie Trabelsi. Mr. Trabelsi joined us in November 2010 as President and Chief Executive Officer. He served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date, and served as Chairman of our board of directors from December 12, 2011 to December 27, 2012. He has more than 28 years of experience in the global wireless, Internet and communications industries. Prior to joining SuperCom, he led Sigma Wave Ltd., a wireless, security, and internet focused company and our controlling shareholder, from November 1999. Mr. Trabelsi holds a BSc. degree in Electrical and Computer Engineering from Ben Gurion University and a MSc. degree in Computer Engineering from Drexel University, Philadelphia, Pennsylvania.

Simona Green. Mrs. Green joined us in May 2014 as our Chief Financial Officer. She has over 20 years’ experience of finance and accounting leadership in a variety of finance positions in Israeli companies and as a senior auditor in Somekh Chaikin - Certified Public Accountants (Israel), a member firm of KPMG International in Israel. Prior to joining SuperCom, she served as VP of Finance & Operation of Mercury Scientific & Industrial Products Ltd for three years. Prior to that, she served for seven years as CFO of RiT Technologies ltd., a unique global provider of network infrastructure solutions for data centers and communication networks with local presence in many countries around the world, traded on the NASDAQ Capital Market. Simona holds a B.A in business administration and accounting from the School of Business Administration of the College of Management and is a Certified Public Accountant in Israel.

Igor Merling. Prior to re-joining us in October 2012, Mr. Merling served from 2006 to September 2012 as the Chief Technology Officer of the Smart ID Division of OTI. Mr. Merling was employed by our company as a software developer and architect for national ID systems from 1991 until 2006. He holds a BSc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Billy Gurevich. Ms. Gurevich joined us in December 2013 as our Chief Legal Officer. She has significant experience in handling corporate legal matters and business issues. Prior to joining us, from January 2011, Ms. Gurevich was a legal consultant to major companies such as On Track Innovations Ltd., leading the company through its major international e-ID tenders and contracts. From February 2008 until December 2010, Ms. Gurevich was employed as a senior lawyer with Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices and a legal advisor to Ministry of Finance's Tender Committees. Ms. Gurevich has more than 15 years of experience in the global telecommunication industry, with companies such as Nortel and Alcatel Lucent. She holds a B.A. degree and Master’s degrees from Tel-Aviv University in Philosophy and Political Science. She holds an L.L.B. degree from the College of Management Academic Studies, Rishon Lezion, Israel, and has been a member of the Israeli bar since 1999.

Haim Confino. Mr. Confino joined SuperCom in December 2013. He has over 17 years' experience in global business development marketing and national ID solutions implementation. Prior to joining SuperCom, he was VP business development at OTI Smart ID for seven years, and for eight years served in a similar position at SuperCom, including founding the SuperCom Smart ID. Mr. Confino also served over 20 years in senior managerial positions in government service. Mr. Confino holds B.Sc. from Hebrew University Jerusalem.

Ziv Koren.  Mr. Koren joined SuperCom in December 2013 as VP Business Development Africa. Has more than 15 years of experience in global business development including in emerging countries. Prior to joining SuperCom, Mr. Koren was the CEO of OTIgnia, a subsidiary of On Track Innovations Ltd. Mr. Koren holds B.Sc. and M.Sc. degree in Industrial and System Engineering.

Shai Vardi. Mr. Vardi joined us in November 2014 as Vice President of SFS. Prior to joining us Mr. Vardi served for 10 years as an Executive Vice President & CIO at Israel Discount Bank (DSCT:IL), where he lead the bank’s technology and planning divisions and global IT operations. Prior to that, he served for seven years as Commander / Colonel in the Israel National Police as the head of information technology. Mr. Vardi brings over 20 years of experience as an executive in the technology industry, including managing large scale divisions with over a thousand employees and hundreds of million dollars projects. He is an expert in financial technology, cyber security and homeland security. Mr. Vardi holds a BSc. degree in Industrial and Information Engineering from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.

Barak Trabelsi. Mr. Trabelsi joined us in January 2013 as director of new products development. Previously and commencing in June 2011, he served as Senior Product Manager in Equinox Ltd. Prior to that, for four years, he served as VP of R&D of Sigma Wave, a wireless, security and internet focused company. Mr. Trabelsi has expertise in big data, cyber, mobile and internet networks technologies, and experience in product development and strategies. Mr. Trabelsi holds a BSc. degree in Computer and Business from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.

Guy Karsenti. Mr. Karsenti joined us in January 2015 as Vice President of Cyber. Until joining us, Mr. Karsenti served as the Founder and CEO of Prevision Data Security Ltd. where he personally served as cyber security home consultant for large organizations in the global arena. Prior to that, he served as the CTO of a large consultancy firm and as VP R&D of several startup companies. Mr. Karsenti brings over more than 20 years of experience in cyber and information security, as high end consultant for governance and large scale organizations, including cyber strategy and technological innovation for defense practice designed for critical infrastructure, finance, telecommunication and large scale IT infrastructure. He is an expert in cyber security solution development and product development for an industry that has evolved from a standard security threats model to larger cyber security risks. Mr. Karsenti holds a BSc. degree in Biotech from the Tel Hai College

Elli Basson. Mr. Basson has been associated with SuperCom and OTI’s SmartID division for the last 15 years, and brings over 25 years of experience in customer management, R&D and sales and marketing positions. Mr. Basson brings extensive experience in the governmental e-ID markets including projects’ implementations, project financing and initiated e-ID technology platform implemented in several projects. Prior to joining SuperCom in January, 2014, Eli served as the VP of the Smart ID Division at OTI since December, 2006. Prior to OTI, Eli served for 10 years in various positions at SuperCom, Eldor Computers and Orbotech. Mr. Basson holds a Master's degree in Management and a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Ordan Trabelsi. Mr. Trabelsi joined us in May 2013 as VP Business Development and U.S. Operations. Previously and commencing in June 2009, he served as CEO of Sigma Wave Ltd., a wireless, security and internet focused company and our controlling shareholder. From 2006 until December 2012, he was co-founder and CEO of Klikot, a global social networking company. Mr. Trabelsi has expertise in security, cyber, mobile and internet networks technologies, and experience in strategic merger and acquisition and product strategies. Mr. Trabelsi holds a BSc. degree in Software and Electrical Engineering from the Technion - Israel Institute of Technology, and an M.B.A. degree from the Columbia University Business School, New York.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2014.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and officers as a group 19 persons	$1,766,000	$298,000

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2014 was approximately $2,064,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2014, we had set aside approximately $298,000 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee of a director (other than with respect to our Chairman of the Board) is $1,500 and the monthly fee of an external director is approximately $793 plus approximately $476 for every board or audit committee meeting attended.

As of December 31, 2014, our directors and officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 17,647 ordinary shares, at an exercise price of $0.6375 per share. All the options will expire in 2023.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Tsviya Trabelsi	Director and Chairperson of the Board	November 15, 2012	Next annual general meeting
Avi Ayash	External Director	December 8, 2011	December 8, 2017
Shlomit Sarusi	External Director	December 27, 2012	December 27, 2015
Menachem Mirski	Director	July 25, 2010	Next annual general meeting

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

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Mr. Ayash, who will hold office until December 2017 and Mrs. Shlomit Sarusi, who will hold office until December 2015.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company, if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such person’s relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

In general, under the Companies Law, external directors serve for a three-year term and may be reelected to two (2) additional three-year terms. However, Israeli companies listed on certain stock exchanges outside Israel may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that, in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company. External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Companies Law, the term of office of an external director may be extended by the shareholders following the initial three year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company. If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above. If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the financial statements review committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The chairman of the audit committee must be an external director. The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than nine consecutive years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period). Under the Companies Law, the audit committee and the compensation committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

Under the Companies Law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting at which an approval was granted.

The role of the audit committee, pursuant to the Companies Law, includes:

•	Monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and advising the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility.

•	Determining, on the basis of detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Companies Law. The audit committee must make such determination according to principles and guidelines predetermined on an annual basis.

•	Determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure.

•	Deciding whether to approve engagements or transactions that require the audit committee approval under the Companies Law.

•	Determining the approval procedure of non-extraordinary transactions, following classification as such by the audit committee, including whether such specific non-extraordinary transactions require the approval of the audit committee.

•	Examining and approving the annual and periodic working plans of the internal auditor.

•	Overseeing the company’s internal auditing and the performance of the internal auditor and confirming that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other factors, the special requirements of the company and its size;

•	Examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the board.

•	Determining the procedure for addressing complaints of employees regarding shortcomings in the management of the company and ensuring the protection of employees who have filed such complaints.

•	Determining, with respect to transactions with the controlling shareholder or in which such controlling shareholder has a personal interest, whether such transactions are extraordinary or not, whether there is an obligation to conduct a competitive process under the supervision of the audit committee and whether, prior to entering into such transaction, the company should conduct any other process that the audit committee may deem fit, all taking into account the type of the company. The audit committee may set such qualifications up to one year in advance.

•	Determining the manner of approval of transactions with the controlling shareholder or in which the controlling shareholder has a personal interest which (i) are not negligible transactions (pursuant to the committee's determination) and (ii) are not qualified by the committee as extraordinary transactions.

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

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee, whose role is to: (i) recommend to the board of directors a compensation policy for office holders, (ii) make recommendations to the shareholders once every three years on the approval of the continued validity of the compensation policy; (iii) recommend updates to the compensation policy from time to time and examine its implementation; (iv) determine whether to approve the terms of the service and employment of office holders that require the committee’s approval; and (v) exempt a related party transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee will consist of no fewer than three members, including all of our external directors (who must constitute a majority of the members of the committee), with the remainder of the members of the compensation committee to be directors whose terms of service and employment were determined pursuant to the applicable regulations. The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee or participate in its meetings. We have established a compensation committee that is currently composed of Mrs. Sarusi, Mr. Ayash and Mr. Mirski.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, proposed by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm, or its representative. Our board of directors appointed Yoav Ben-Dor &Co, as our internal auditor.

Management Employment Agreements

We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance, an Education Fund and severance benefits. All of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein. We maintain a service agreement with our chairperson of the board of directors. We do not have written agreements with any other director providing for benefits upon the termination of his or her service to us.

Approval of Certain Transactions

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a fiduciary duty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The fiduciary duty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Approval of a Compensation Policy for Office Holders

The Companies Law and the regulations adopted thereunder require the compensation committee to adopt a policy for director and office holders. In adopting the compensation policy, the compensation committee must take into account factors such as the office holder’s education, experience, past compensation arrangements with the company, and the proportional difference between the person cost of compensation and the average cost of compensation of the company’s employees.

The compensation policy must be approved at least once every three years at the company’s general meeting of shareholders, and is subject to the approval of a majority vote of the votes of the shareholders present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of the votes of all shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy, present and voting at such meeting (excluding abstentions); or (ii) the total number of ordinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy, voting against the resolution does not exceed 2% of the aggregate voting rights in the company.

The Board may approve the compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors resolve, based on detailed consideration of the compensation policy that approval of the policy, is in the best interest of the company, despite the fact that it was not approved at the shareholders’ meeting.

The compensation policy shall serve as the basis for decisions concerning the financial terms of employment or engagement of officer holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation committee must also consider among others, the ratio between the cost of terms offered to the relevant director or office holder and the average and median cost of compensation of the other employees of the company, including those employed through manpower companies, the effect of disparities in salary upon work relationships in the company, the possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable compensation; and as to severance compensation (in excess of those promulgated by applicable labor law), the period of service of the director or office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the link between variable compensation and long-term performance and measurable criteria, the relationship between variable and fixed compensation, and the upper limit for the value of variable compensation, the conditions under which a director or an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements, the minimum holding or vesting period for variable, equity-based compensation whilst referring to appropriate a long-term perspective based incentives; and maximum limits for severance compensation.

Once a compensation policy is properly adopted, the Companies Law requires the compensation policy to be approved by the company’s compensation committee, with subsequent approval of the board of directors. In addition, compensation of the directors and the chief executive officer is also subject to the approval of the shareholders at a general meeting. The approval of the compensation of the chief executive officer that complies with the compensation policy is subject to the same majority requirements as the approval of a transaction between a company and its controlling shareholder. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply. The terms of employment of the company’s directors and executive officers must satisfy the requirements of the compensation policy in respect of matters relating to compensation. Any deviations from the compensation policy in respect of the compensation of the office holders require the approval of the compensation committee, the board of directors and the shareholders. If the deviation is with respect to the compensation of the chief executive office then such approval must be made by the majority of the shareholders provided that such majority includes the majority of the votes of the non-controlling shareholder and other shareholders who have personal interest in the proposal (unless such personal interest is not related to the controlling shareholder) present and voting (excluding abstention). Such special majority is not required if the number of votes of the non-controlling shareholders and shareholder who do not have personal interest in the proposal as aforesaid is lower than 2% of the aggregate voting rights in the company.

External directors of the company are prohibited from receiving, directly or indirectly, any compensation from the company, other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as External directors (except for certain exceptions set forth in such regulations).

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, but excludes a shareholder whose power derives solely from its position on the board of directors or any other position at the company. A person is presumed to be a “controlling shareholder” if it holds or controls, by itself or together with others, one half or more of any one of the “Means of Control” of the company. “Means of Control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. For the purpose of related party translations, under the Companies Law, a controlling shareholder is also a shareholder who holds 25% or more of the voting rights if no other shareholder who holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, together with any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of a company’s audit committee (or compensation committee with respect to compensation arrangements), board of directors and shareholders, in that order. Such transaction must be elected by a majority vote of the Ordinary Shares present and voting at a shareholders’ meeting, provided that either: (i) such majority includes at least a majority of votes held by all shareholders who do not have a personal interest in such transaction, present and voting at such meeting (excluding abstentions); or (ii) the total number of votes of shareholders who do not have a personal interest in such transaction voting against the approval of the transaction, does not exceed 2% of the aggregate voting rights in the company.

Pursuant to the Companies Law, the audit committee of the company should determine in connection with such transaction if it requires rendering pursuant to a competitive procedure or pursuant to other proceedings. See "Audit Committee" above.

To the extent that any such transaction with a controlling shareholder or his relative is for a period extending beyond three years, shareholder approval is required once every three years, unless, in respect to certain transactions, the audit committee determines that the longer duration of the transaction is reasonable under the circumstances.

Pursuant to regulations promulgated pursuant to the Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholders’ approval if each of the audit committee and the board of directors determine that the transaction meets certain criteria that are set out in specific regulations promulgated under the Companies Law. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, (i) the acquisition was made in a private placement that received shareholder approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares. The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights. Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

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

Exculpation, Insurance and Indemnification of Directors and Officers

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for breach of his duty of loyalty, but may exculpate in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our Articles of Association allow us to exculpate our office holders from liability towards us for breach of duty of care to the maximum extent permitted by law.

Office Holder Insurance

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for any act done by him or her by virtue of being an office holder, in respect of any of the following:

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

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

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

Required Approvals

In addition, under the Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, an additional approval by our shareholders is required.

D.	Employees

As of December 31, 2014, 2013 and 2012, we had 83, 58 and 19 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012

Research, Development & Operations	52	37	12
Marketing and Sales	15	12	2
Administration	16	9	5
Total	83	58	19

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012

Israel & Europe	76	53	17
United States	6	3	2
Other	1	2	-
Total	83	58	19

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

E. SHARE OWNERSHIP

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of March 23, 2015 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Tsviya Trabelsi(3)	4,003,672	29.13%

Menachem Mirski	—	—

Avi Ayash	—	—

Shlomit Sarusi	—	—

All executive officers and directors as a group (08 persons)	4,159,319	30.27%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 13,742,585 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 23, 2015.

(3)	Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 4,003,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2014, 44,618 options were exercisable and 137,855 options were outstanding.

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

In June 2013, the Option plan was extended for another period of 10 years, until December, 31, 2023.

During 2014, we issued options to purchase up to 36,765 of our ordinary shares to our executive officers. The options (the fair value of which was estimated to be $189 based upon the Black-Scholes option pricing model) have an average exercise price of $1.86. Of such options, 31,765 were exercised during 2014.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2014		2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	204,931	2.06	128,952	4.12	509,143	3.36
Granted	36,765	1.86	152,949	0.72	-	-
Exercised	(100,441)	0.82	(6,000)	0.85	(80,499)	0.00
Canceled and forfeited	(3,400)	13.00	(70,970)	5.74	(299,692)	6.84
Outstanding at end of year	137,855	2.64	204,931	2.06	128,952	4.12
Exercisable at end of year	44,618	5.90	78,457	4.25	92,482	5.40

The weighted average fair value of options granted during the reported period was $5.15 per option for the year ended December 31, 2014. The fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the 2014 grants: risk-free rate of 0.34%, dividend yield of 0%, expected volatility factor of 314.47%, and expected term of 1.9 years. The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized compensation expenses related to our share-based employee compensation awards of $173,000, $32,000 and $7,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2014	2013	2012
	$	$	$
Cost of revenues	-	-	1.5
Research and development expenses	35	20	4
Selling and marketing expenses	-	-	-
General and administrative expenses	138	12	1.5
	173	32	7

The options outstanding and exercisable as of December 31, 2014, have the following ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2014	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2014	Weighted average exercise price	Aggregate intrinsic value
$0.00 - 0.85	121,041	7.77	0.68	1,153,536	32,804	0.66	313,387
$8.00-10.00	5,000	4.67	8.00	11,050	-	-	-
$17.51 – 19.72	5,977	2.30	18.94	-	5,977	18.94	-
$21.25 – 22.27	5,837	1.18	22.03	-	5,837	22.03	-
	137,855	7.14	2.64	1,164,586	44,618	5.90	313,387

The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was $943, $23 and $0, respectively, based on our company’s average stock price of $9.17, $2.63, and $0.62, during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2014 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2014	126,474	$1.09
Granted	5,000	$10.22
Vested (including expired and exercised)	(38,237)	$1.09
Forfeited	-	$-
Non-vested at December 31, 2014	93,237	$1.58

As of December 31, 2014 and December 31, 2013, there was $121,000 and $105,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of March 23, 2015 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of March 23, 2015, 13,742,585 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Wave Ltd	4,003,672	29.13%

Lazarus Management	1,158,533	8.42%

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of March 23, 2015, and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 4,003,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd.is Tsufit 7, Caesarea, 38900, Israel.’

Significant Changes in the Ownership of Major Shareholders

As of April 1, 2014, Sigma Wave Ltd. beneficially owned 3,995,899 shares, or 30.02%, of our then outstanding ordinary shares.

As of March 23, 2015, Sigma Wave Ltd. beneficially owned 4,003,672 shares, or 29.13%, of our then outstanding ordinary shares.

Voting Rights of Major Shareholders

Our major shareholder does not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of March 23, 2015, there were approximately 36 record holders, of which 16 record holders holding approximately 68.9% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 65.7% of our outstanding ordinary shares as of such date).

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

As of December 31, 2014, we had accrued $243 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2012 until 2014 ranged from NIS 10,000 up to NIS 1,965,000 and bore no interest. Currently, there are no outstanding loans from Mrs. and Mr. Trabelsi. Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1 million as additional support to an unused credit line offered to us by one our banks.

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

On October 30, 2003, SuperCom Slovakia, a 66% owned subsidiary of our company, received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber in a case against the Ministry of Interior of the Slovak Republic relating to an agreement signed on March 17, 1998. The Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia SKK 80,000,000 (approximately $3,438,000 as of December 31, 2011) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $55,000 as of December 31, 2011) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $82,000 as of December 31, 2011). We began an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award. During September 2005, the Commercial Court of Vienna dismissed the Slovak Republic’s claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse SuperCom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 (approximately $8,091 as of December 31, 2014) within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal and the award became final. To date, our efforts to enforce the decision have been unsuccessful, and we hired new counsel on a success fee basis to support our efforts to enforce the award.

According to a success based consulting agreement from November 29, 2009, Periscope Finance Ltd. (“Periscope”), committed to assist the Company in finding an investor, with the following payment terms: (i) for any investment of up to $2 million, an amount equal to 6% of the investment amount and options for 3% of the Company’s share capital, and. (ii) for any amount over $2 million, an additional $25,000 for any $1 million and an additional options for 1% of the Company’s share capital. Periscope claims that they are responsible for an investment by Sigma Wave, the Company’s current controlling shareholder. This dispute was in a process of mediation from 2013 until September 2014. The company and Periscope have come to an agreement with no additional liability to the company.

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

According to the Companies Law, a company may distribute dividends out of its profits (as such term is defined in the Companies Law), provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, at the company’s request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due. In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

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

Year	High	Low
2010	$1.23	$0.21
2011	$0.59	$0.17
2012	$0.85	$0.04
2013	$5.65	$0.30
2014	$13.78	$4.85

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ and the OTCQB market.

	High	Low
2013
First Quarter	$1.87	$0.30
Second Quarter	$2.25	$1.02
Third Quarter	$5.65	$2.25
Fourth Quarter	$4.78	$3.87

2014
First Quarter	$6.84	$4.85
Second Quarter	$10.27	$6.37
Third Quarter	$13.34	$8.35
Fourth Quarter	$13.78	$9.37

2015
First Quarter	$10.21	$7.54

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
October 2014	$13.78	$9.37
November 2014	$12.39	$11.04
December 2014	$12.55	$9.59
January 2015	$10.21	$7.54
February 2015	$8.82	$7.89
March 2015	$9.42	$7.70
April 2015 (through April 2)	$8.70	$8.55

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act. On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB,” which following our name change to Vuance Ltd. on May 14, 2007, became “VUNCF.OB.” On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC.”

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

Filed as Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission

C.	Material Contracts

While we have numerous contracts with customers, resellers, distributors and landlords, we do not deem any such individual contract to be material contracts which are not in the ordinary course of our business, except for the APA with OTI from August 2013 as was outlined in section 5 above.

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

U.S. Federal Income Taxation

The following is a description of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder as defined below. This description addresses only the U.S. federal income tax consequences to U.S. Holders that hold our ordinary shares as capital assets. This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurances that the U.S. Internal Revenue Service, (“IRS”), will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or that such a position would not be sustained. U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

This description does not address all the tax consequences that may be relevant to a U.S. Holder subject to special tax rules, including without limitation:

•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities, commodities or currencies
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code
•	certain former citizens or long-term residents of the United States
•	persons that received our shares as compensation for the performance of services
•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes
•	partnerships or other pass-through, or holders that will hold our shares through such an entity
•	S corporations;
•	holders whose functional currency is not the U.S. Dollar; or
•	holders that actually or constructively own 10 percent or more of our voting shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

For purposes of this summary, the term “U.S. Holder” means any beneficial owner of our ordinary shares who is:

•	an individual and either a citizen or, for U.S. federal income tax purposes, a resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. Such partner or partnership should consult their tax advisor about the U.S. federal income tax consequences of holding and disposing of ordinary shares in its particular circumstance.

Taxation of Dividends

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distribution made to you with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividend income for U.S. federal income tax purposes, to the extent such dividend is paid out of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will generally be treated as capital gain from the sale of ordinary shares. See “Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction under Section 243 of the Code with respect to distributions they receive from us.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a U.S. Holder who receives dividends subject to a reduced tax rate.

In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including Israeli taxes, in computing their taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the Medicare tax, discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a preferential maximum tax rate of 20 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the preferential 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States, and therefore any dividend distributions with respect to our ordinary shares should be “qualified dividends” eligible for the preferential tax rate. However, no assurance can be given that the ordinary shares will remain readily tradable. The preferential rate does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The preferential rate also does not apply to dividends received from a passive foreign investment company or in respect of certain hedged positions or in certain other situations. The legislation enacting the preferential tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the preferential tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds, will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received on the trade date and on the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

In general, a non U.S. corporation will be considered a passive foreign investment company (“PFIC”), if (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets consists of assets that produce, or are held for the production of passive income. For purposes of the above calculation, a non U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.

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

If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held ordinary shares, such U.S. Holder would be required to file IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). In addition, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply if we were a PFIC for the taxable year of distribution or the preceding taxable year.

If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning, directly or indirectly, ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate of 28%. Backup withholding will not apply, however, if you (i) are a corporation or other exempt recipient, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are properly credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate tax return or other claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 (Statement of Specified Foreign Financial Assets) with their US Federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 001-33668.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2014 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2014), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2014 net income of approximately $1.1million .

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting was effective.

Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-3.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Avi Ayash and Mrs. Shlomit Sarusi, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act rules, and are independent in accordance with applicable Exchange Act rules. The relevant experience of each of them is summarized in Item 6A “Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics has been filed as an exhibit to this annual report. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website: http://www.supercom.com

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm, Brightman Almagor Zohar & Co., Certified Public Accountants, a member firm of Deloitte Touche Tohmatsu. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2013	2014
Audit fees	$66,000	$120,000
Audit-related fees	$109,000	$-
Tax fees	$5,000	$5,000
Total	$180,000	$125,000

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

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

•	The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.

•	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information — Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.3	Agreement to Defer Bond Repayments between SuperCom Ltd. and Sigma Wave Ltd., dated March 30, 2011 (6)
4.4	Asset Purchase Agreement by and among On Track Innovations Ltd. and SuperCom Ltd., dated as of August 14, 2013 (7)
4.5	Indemnification letter (Statement of Exemption and Indemnification) (8)
8.1	List of Subsidiaries
11.1	Code of Ethics (9)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tomatsu
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as Exhibit 2 to the Registrant’s Report on Form 6-K filed the Securities and Exchange Commission, on August 22, 2013, and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2(a) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, and incorporated herein by reference.
(5)	Filed as Exhibit 4.2(b) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, and incorporated herein by reference.

(6)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(7)	Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(8)	Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(9)	Filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

SUPERCOM LTD (FORMERLY VUANCE LTD.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SUPERCOM LTD.

We have audited the accompanying consolidated balance sheets of Supercom LTD and subsidiaries ("the Company") as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles, generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2015, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

April 13 , 2015

To the Board of Directors and Shareholders of

SUPERCOM LTD.

We have audited the internal control over financial reporting of Supercom LTD. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 13, 2015 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

April 13 , 2015

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2014	2013 (*)
CURRENT ASSETS
Cash and cash equivalents	4,789	2,673
Restricted bank deposit	5,195	85
Trade accounts receivable, net of allowance for doubtful accounts of $4,390 and $2,084 as of December 31,2014 and 2013, respectively	11,628	3,096
Deferred tax short term	3,958	2,183
Other accounts receivable and prepaid expenses (Note 3)	1,190	3,365
Inventories, net (Note 4)	1,614	707
TOTAL CURRENT ASSETS	28,374	12,109

LONG-TERM ASSETS
Severance pay funds (Note 2.j)	325	294
Deferred tax long term	301	3,930
Customer Contracts	4,587	5,745	(*)
Software and other IP	4,949	5,303	(*)
Goodwill	3,722	3,722	(*)
	13,884	18,994

Property and equipment, net (Note 6)	616	176

TOTAL ASSETS	42,874	31,279

CURRENT LIABILITIES
Short-term bank credit	-	1
Trade accounts payable	2,892	1,689
Employees and payroll accruals	944	419
Related parties	341	434
Accrued expenses and other liabilities (Note 8)	2,755	3,636
Advances from customers	2,864	-
Short-term liability for future earn-out	2,870	1,950	(*)
TOTAL CURRENT LIABILITIES	12,666	8,129

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,477	3,359	(*)
Accrued severance pay	425	399
TOTAL LONG TERM LIABILITIES	1,902	3,758

TOTAL LIABILITIES	14,568	11,887

SHAREHOLDERS’ EQUITY (Note 11)
Ordinary shares, NIS 0.25 par value - authorized 40,000,000
shares, 13,742,585 shares issued and outstanding at December 31, 2014 and 13,284,144 shares issued and outstanding at December 31, 2013	937	904
Additional paid-in capital	58,210	55,530
Accumulated deficit	(30,841)	(37,042)
Total shareholders’ equity	28,306	19,392

Total liabilities and shareholders’ equity	42,874	31,279

(*) Retroactive Application

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2014	2013	2012

REVENUES	29,703	8,822	8,940
COST OF REVENUES	7,301	1,896	1,619
GROSS PROFIT	22,402	6,926	7,321

OPERATING EXPENSES:

Research and development	3,359	564	313
Sales and marketing	7,036	3,158	3,060
General and administrative	2,773	1,183	857
Other expenses	1,225	507	1,085
Total operating expenses	14,393	5,412	5,315

OPERATING INCOME	8,009	1,514	2,006

Financial income (expenses), net	(133)	(156)	1,805

INCOME BEFORE INCOME TAXES	7,876	1,358	3,811

Income tax benefit (expense)	(1,675)	5,108	1,006

NET INCOME FOR THE YEAR	6,201	6,466	4,817

NET INCOME PER SHARE:

Net income per share:
Basic	0.46	0.71	0.75

Diluted	0.45	0.70	0.59

Shares used in calculation of net income per share:
Basic	13,560,490	9,107,130	6,464,808

Diluted	13,662,151	9,194,865	8,156,339

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Ordinary
	Shares		Additional	Amount of liability		Total
	Number of Shares	Share capital	Paid-in Capital	extinguished on account of shares	Accumulated deficit	Shareholders’ Equity (deficit)

Balance as of January 1, 2012	2,831,827	192	41,713	819	(48,325)	(5,601)
Exercise of options	80,499	5	(5)	-	-	-
Shares, options and warrants issued in connection with extinguishments of liabilities (see Note 11e)	5,739,377	377	1,810	(692)	-	1,495
Shares issued under employee share-based plans	-	-	-	-	-	-
Net income for the year	-	-	-	-	4,817	4,817

Balance as of December 31, 2012	8,651,703	574	43,518	127	(43,508)	711
Exercise of options and warrants	155,141	11	129	-	-	140
Shares, options and warrants issued in connection with extinguishments of liabilities (see Note 11e)	1,027,300	72	55	(127)	-	-
Issuance of share capital, net of issuance costs	3,450,000	247	11,796	-	-	12,043
Stock- based compensation	-	-	32	-	-	32
Net income for the year	-	-	-	-	6,466	6,466

Balance as of December 31, 2013	13,284,144	904	55,530	-	(37,042)	19,392
Exercise of options	100,441	7	75	-	-	82
Issuance Of Share Capital ,Net of issuance cost	358,000	26	2,432	-	-	2,458
Stock based compensation cost	-	-	173	-	-	173
Net income for the year	-	-	-	-	6,201	6,201

Balance as of December 31, 2014	13,742,585	937	58,210	-	(30,841)	28,306

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2014	2013	2012
CASH FLOWS - OPERATING ACTIVITIES
Net income for the year	6,201	6,466	4,817

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	1,615	48	31
Accrued severance pay	26	163	9
Stock-based compensation	173	32	-
Deferred tax	1,854	(5,080)	(1,033)
Capital loss on disposal of property and equipment	1	-	-
Capital gain on extinguishments of liabilities	-	-	(2,230)
Increase in trade receivables, net	(8,532)	(1,498)	(55)
Decrease (increase) in other accounts receivable and prepaid expenses	2,175	(2,779)	(206)
Increase in inventories, net	(907)	(84)	(11)
Increase (decrease) in trade payables	1,203	(142)	(659)
Increase (decrease) in employees and payroll accruals	525	257	(1)
Increase in advances from customer	2,864	-	-
Increase (decrease ) in accrued expenses and other liabilities, related parties and liability for earn-out	(927)	2,050	(638)

Net cash used in operating activities	6,271	(567)	24

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(544)	(103)	(28)
Proceeds from sale of property and equipment		-	-
Acquisition of a business entity	-	(8,788)	-
Decrease (Increase ) in severance pay fund	(31)	(91)	25
Payment of liability for future earn-out in business combination	(1,009)	-	-
Restricted bank deposits, net	(5,110)	(85)	-

Net cash provided by (used in) investing activities	(6,694)	(9,067)	(3)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit, net	(1)	(101)	(11)
Proceeds from issuance of share capital, net of issuance costs	2,458	12,043	-
Proceeds from exercise of options and warrants, net	82	140	*
Net cash used in (provided by) financing activities	2,539	12,082	(11)

Increase in cash and cash equivalents	2,116	2,448	10
Cash and cash equivalents - beginning of year	2,673	225	215

Cash and cash equivalents - end of year	4,789	2,673	225

The accompanying notes are an integral part of the consolidated financial statements.

* Less than $1.

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

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.    The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform ("MAGNA"). The Company sells its products through marketing offices in the U.S, Tanzania, Panama, Ecuador and Israel.

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

As of December 31, 2014, the Company’s principal activities were conducted mainly through SuperCom Ltd. and Supercom Inc. and through SuperCom Tanzania and SuperCom Panama, that were acquired in December 2013 as part of the acquisition of the SmartID division. The subsidiaries in Tanzania and Panama provide support and maintenance services to the Company’s customers in these countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL (Cont.)

c.	Concentration of risk that may have a significant impact on the Company:

In year 2014, the Company derived most of its revenues from four major customers. Throughout the 2012 and 2013 periods the Company derived most of its revenues from one major customer. See also Note 13c.

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

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined for all types of inventory using the moving average cost method .

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

Severance expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $308, $128 and $10, respectively.

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

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2014, no such estimated losses were identified.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

We believe that the use of the percentage of completion method is appropriate in these cases since most of our contracts specify milestones achievements in details, as to allow determination of progress made towards completion. In addition, our contracts include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement.

In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2014, the Company had no allowance for customer returns at an insignificant amount.

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

Research and development costs are expensed as incurred.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2014, 2013 or 2012 financial statements.

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

The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 35,193, 121,196 and 120,489 for the years ended December 31, 2014, 2013 and 2012, respectively.

p.	Fair value of financial instruments:

At December 31, 2014 and 2013, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such financial instruments.

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

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013
	$	$

Prepaid expenses	55	1,433
Government institutions	945	1,887
Others	190	45

	1,190	3,365

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 4:	INVENTORIES, NET

	December 31,
	2014	2013
	$	$

Raw materials, parts and supplies	759	687
Finished products	855	20

	1,614	707

As of December 31, 2014 and 2013, inventory is presented net of write offs for slow inventory in the amount of approximately $121 and $57, respectively.

NOTE 5:	ACQUISITION

On August 13, 2013, the Company entered into an asset purchase agreement with OTI, to acquire OTI’s SmartID Division, including all contracts, software, other related technologies and IP assets. The acquisition closed on December 26, 2013.

The Company agreed to pay OTI $10 million and contingent consideration of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingent payments include the net amounts raised by us in future public offerings (if any) as well as the revenues generated from new e-ID projects that will be received either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following August 13, 2013. Earn-out payments are capped at $7.5 million, and are due and payable annually, for a period of seven (7) years from the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if the Company receive certain new projects or in the event that the Company sell all or substantially all of the assets or contractual rights of the e-ID activities to a third party. In 2014, the Company paid an amount of $1million based on the earn-out mechanism agreed.

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

The purchase price allocation for the SmartID division acquisition was finalized during 2014. The change in the fair value of the net assets of the acquired division was retrospectively applied with changes allocated to goodwill.

The following table summarizes the calculation of the acquisition price, including the estimated fair value of the liability for future earn-out as of the acquisition date:

Cash paid to OTI upon Closing	$8,788
Contingent consideration:
Short-term	1,950
Long-term	3,359

Total fair value of consideration paid	$14,097

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	ACQUISITION (cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities as of the acquisition date:

Assets acquired	$
Inventories	343
Other current assets	276
Customer contracts	5,745
Software and other IP	5,303
Goodwill	3,722
Property and equipment, net	28
Total assets acquired	15,417
Liabilities assumed
Other current liabilities	1,320
Total liabilities assumed	1,320
Net assets acquired	14,097

The customer contracts will be amortized over 13 years according to the economic benefit expected from those customers each period, and the software and other IP will be amortized by the straight-line method over 15 years.

The expected intangible assets amortization expenses for the customer contracts and for software and other IP, are as follows:

$
2014	1,511
2015	1,271
2016	1,101
2017	966
2018	855
2019	764
2020	690
2021	629
2022-2028	3261

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
	$	$
Cost:

Computers and peripheral equipment	726	375
Office furniture and equipment	230	214
Leasehold improvements	192	43
	1,148	632
Accumulated depreciation:
Computers and peripheral equipment	360	279
Office furniture and equipment	160	148
Leasehold improvements	12	29
	532	456
Depreciated cost	616	176

Depreciation expenses for the years ended December 31, 2014, 2013 and 2012, were $103, $48 and $32, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 7:	BANK CREDIT

a.	On February 10, 2011 the Company received a $100 credit line from an Israeli bank. As of December 31, 2013, the entire amount was utilized. During December, 2014 the Company closed the credit line.

b.	Regarding guarantees and liens - see Note 9b.

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2014	2013
	$	$

Liabilities related with the Smart ID acquisition	813	2,833
Accrued marketing expenses	437	284
Employees Benefits	417	-
Authorities	277	-
Overheads	255	-
Legal service providers	93	201
Other accrued expenses	463	318

	2,755	3,636

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending 2015 to 2019. The monthly lease amount, including management fees of the leased property, is approximately $70.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2015	749
2016	604
2017	604
2018	604
2019	201
2,762

b.	Guarantees, indemnity and liens:

1.	The Company issued bank guaranties in the total amount of $5.1 million as a part of the ongoing terms of the contracts with existing customers and for tenders

2.	The Company issued a bank guarantee of up to NIS 510 ($131 as of December 31, 2014) to the owners of its new offices in Herzliya on February 5, 2014.

3.	On April 29, 2012, the Company’s board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Company’s current and former chairmen of the board of directors, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company, such as to a bank (see Note 7a) and in order to secure short-term loans that are given by them from time to time to the Company.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation:

1.	According to a success based consulting agreement from November 29, 2009, Periscope Finance Ltd. (“Periscope”), committed to assist the Company in finding an investor, With the following payments terms: (i) for any investment of up to $2 million, an amount equal to 6% of the investment amount and (ii) options for 3% of the Company’s share capital. (iii) for any amount over $2 million, an additional $25,000 for any $1 million and an additional options for 1% of the Company’s share capital. Periscope claims that they are responsible for an investment by Sigma Wave, the Company’s current controlling shareholder. This dispute was in a process of mediation from 2013 until September 2014. The company and Periscope had come to an agreement with no additional liability to the company.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

	December 31,
	2014	2013
	$	$

Operating loss carry forwards	8,703	12,041
Reserves and allowances	1,525	691

Net deferred tax assets before valuation allowance	10,228	12,732
Valuation allowance	(5,969)	(6,619)

Net deferred tax assets	4,259	6,113

Deferred income taxes consist of the following:
Domestic	2,750	6,272
Valuation allowance	1,509	(159)
Net deferred tax assets	4,259	6,113

Foreign	5,953	5,769
Valuation allowance	5,953	(5,769)

	-	-

As of December 31, 2014, the Company and its subsidiaries have provided a valuation allowance of $5,969 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries had net profits in 2013 and 2014, the deferred tax assets are likely to be realized in the next year.

d.	Carryforward tax losses:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2014 of approximately $10,377, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $13,663, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2014, SuperCom's subsidiaries in the United States have estimated total available carryforward tax losses of approximately $13,176. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. Approximately $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation.

e.	SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2009.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

f.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2014	2013	2012
	$	$	$

Domestic	6,281	1,495	3,917
Foreign	1,595	(137)	(106)
	7,876	1,358	3,811

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

g.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2014	2013	2012
	$	$	$
Income before income tax, as reported in the consolidated statements of operations	7,876	1,358	3,811
Statutory tax rate in Israel	26.5%	25%	25%

Theoretical tax expense	2,087	340	953
Carryforward losses for which a full valuation allowance was recorded and other differences for which deferred taxes were not created	67	(908)	(463)
Changes in valuation allowance	(1,332)	(3,668)	(1,442)
Changes in foreign currency exchange rate	674	(425)	-
Changes in tax rate	-	(334)	-
Others	179	(113)	(54)

Actual income tax expense (benefit)	1,675	(5,108)	(1,006)

NOTE 11:	SHARE CAPITAL

a.	The Company's ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

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

During 2014, 358,000 ordinary shares were issued under a security purchase agreement for an aggregate gross proceeds of $2,458.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

c.	Shareholders' rights:

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

In June 2013, the Option plan was extended for another period of 10 years, until December, 31, 2023.

During the year 2014, the Company issued option to purchase up to 36,765 shares to several employees and to a service provider of the Company. The options ( fair value of which was estimated at $189) have a weighted average exercise price of $1.86 , and of such options, 31,765 were exercised by the end of 2014.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

d.	Stock options (cont.):

2.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2014		2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	204,931	2.06	128,952	4.12	509,143	3.36
Granted	36,765	1.86	152,949	0.72	-	-
Exercised	(100,441)	0.82	(6,000)	0.85	(80,499)	0.00
Canceled and forfeited	(3,400)	13.00	(70,970)	5.74	(299,692)	6.84
Outstanding at end of year	137,855	2.64	204,931	2.06	128,952	4.12
Exercisable at end of year	44,618	5.90	78,457	4.25	92,482	5.40

The weighted average fair value of options granted during the reported periods was $5.15 per option for the year ended December 31, 2014, and $1.09 per option for the year ended December 31, 2013. In 2012 no options were granted.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2014 grants: risk-free rate of 0.34%, dividend yield of 0%, expected volatility factor of 314.47% and expected term of 1.9 years. The following weighted average assumptions were used for the 2013 grants: risk-free rate of 1.2% dividend yield of 0%, expected volatility factor of 344.19% and expected term of 6.11 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $173, $32, and $7 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table summarizes the allocation of the stock-based compensation charge

	Year ended December 31,
	2014	2013	2012
	$	$	$

Cost of revenues	-	-	1.5
Research and development expenses	35	20	4
Selling and marketing expenses	-	-	-
General and administrative expenses	138	12	1.5

	173	32	7

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

The options outstanding and exercisable as of December 31, 2014, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2014	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2014	Weighted average exercise price	Aggregate intrinsic value
$			$	$		$	$
0.00-0.85	121,041	7.77	0.68	1,153,536	32,804	0.66	313,387
8-10	5,000	4.67	8.00	11,050	-	-	-
17.51-19.72	5,977	2.30	18.94	-	5,977	18.94	-
21.25-22.27	5,837	1.18	22.03	-	5,837	22.03	-
	137,855	7.14	2.64	1,164,586	44,618	5.90	313,387

The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was $943, $23, and $0, respectively, based on the Company’s average stock price of $ 9.17, $2.63, and $0.62, during the years ended on those dates, respectively.

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2014 and changes during the year ended December 31, 2014 is presented below:

	Options	Weighted– average grant-date fair value

Non-vested at January 1, 2014	126,474	1.09
Granted	5,000	10.22
Vested (including cancelled and exercised)	(38,237)	1.09
Canceled and forfeited	-
Non-vested at December 31, 2014	98,237	1.58

As of December 31, 2014, there was $121 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

e.	Private placements and warrants:

During 2012, warrants to purchase up to 325,754 shares with an exercise price of $ nil per share were granted to certain creditors as part of the extinguishments of liabilities. The fair market value of the warrants granted is $124, based on the Company’s share market price at the date when the extinguishment was determined.

During 2013 and 2014, no warrants were granted.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

A summary of the Company's warrants activity to investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities) ,to settle obligation to service providers, and related information is as follows:

	Year ended December 31,
	2014		2013		2012
	Number of warrants (*)	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	4,000	20.00	864,590	0.55	706,555	0.68
Granted	-	-	0	0	325,754	0.00
Exercised	-	-	(844,353)	0.16	(167,719)	1.74
Canceled and forfeited	-	-	(16,237)	16.96	-	-
Outstanding at end of year	4,000	20.00	4,000	20.00	864,590	0.55
Exercisable at end of year	4,000	20.00	4,000	20.00	864,590	0.55

(*)	The weighted average remaining contractual life (years) is 1.99.

f.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	RELATED PARTY TRANSACTIONS

a.	On July 25, 2010, the board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as Chairman. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer. On May 12, 2011, the special general meeting approved a service agreement with Mrs. Trabelsi whereby she will receive a monthly fee equal to 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company will bear all reasonable costs and expenses incurred by the Chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. On December 27, 2012, the company’s shareholders at a general meeting of shareholders approved the reappointment of Mrs. Trabelsi as Chairman. On May 9, 2013, the general meeting of shareholders of the Company approved the same management services compensation for Mrs. Trabelsi as those approved in May 2011.

b.	Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

c.	As of December 31, 2014, the Company accrued $128 as expenses arising from related party management services.

d.	On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure short-term loans that are given by them from time to time to the Company. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2010 until 2013 ranged from NIS 10,000 up to NIS 1,965,000. Currently, there are no outstanding loans from Mrs. and Mr. Trabelsi. (Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1 million ($257 as of December 31, 2014)).

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC Topic 280, "Segment Reporting".

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2014		2013		2012
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
East European country (*)	3,901		7,455	-	8,637	-
United States	126	16	199	17	217	17
Israel	50	600	232	159	86	76
Africa	24,083	-	903	-	-	-
South America	1,479	-	33	-	-	-
Other	64	-	-	-	-	-

	29,703	616	8,822	176	8,940	93

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

(*) Due to the demand of the customer, the name of the specific country cannot be disclosed.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2014	2013	2012
	$	$	$

Raw materials and equipment	4,982	5,392	3,856
Maintenance, royalties and project management	24,721	3,430	5,084

	29,703	8,822	8,940

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2014	2013	2012

Customer A	42%	-	-
Customer B	19%	-	-
Customer C	18%	-	-
Customer D	13%	73%	64%

NOTE 14:	OTHER (INCOME) EXPENSES

	Year ended December 31,
	2014	2013	2012
	$	$	$

Gain on prior years subcontract provision	-	-	(323)
Capital loss on disposal of property and equipment	-	-	-
Doubtful debt provision	1,225	358	1,595
Gain on extinguishment of debts (*)	-	-	(187)
Expenses related with SmartID acquisition	-	149	-
Total	1,225	507	1,085

(*)	Comprised of the capital gain on extinguishment of working capital related liabilities (employees, service providers etc.).

Bad debt

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning	provision during	Balance at end
	of period	period	of period
	$	$	$

2012	134	1,592	1,726
2013	1,726	358	2,084
2014	2,084	2,306	4,390

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 15:	FINANCIAL (EXPENSES) INCOME, NET

	2014	2013	2012
	$	$	$
Financial expenses:

Interest, amortization of discount, bank charges and fees (*)	(165)	(67)	(425)
Exchange differences	-	(89)	-

Total financial expenses	(165)	(156)	(425)
Financial income:

Gain on extinguishment of convertible bonds		-	2,230
Exchange differences	32	-	-

Total financial income	32	-	2,230

Net total	(133)	(156)	1,805

(*)	Includes expenses of $0, $0, and $445 related to convertible bonds, in the years ended December 31, 2014, 2013 and 2012, respectively.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
	Name:	Arie Trabelsi
	Title:	Chief Executive Officer

Dated: April 13, 2015

59