Form 20-F
period 2015-12-31
SuperCom Ltd
filed 2016-05-16
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary Shares, par value NIS 0.25 per share: 15,493,615 (as of December 31, 2015)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations throughout the world. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens and visitors. We offer advanced secure mobile payments ranging from mobile wallet to mobile point of sale (POS) using a set of components and platforms to enable secure mobile payments and financial services. We also provide a unique all-in-one field-proven radio-frequency identification, or RFID, and PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement and electronic monitoring.  Our product depth and global presence was expanded significantly with our acquisitions of the SmartID division of On Track Innovations Ltd., or OTI, in 2013, Prevision Ltd., or Prevision, in 2015, and Leaders in Community Alternatives, Inc., or LCA, and Safend Ltd, or Safend, in the first quarter of 2016, together with extensive development of new product lines for the electronic identification, machine to machine, cyber security, and secure payments markets.

Our Machine to Machine (M2M) solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven RFID and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.   Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services. Our M2M division has primarily focused on growing three markets: (i) public safety; (ii) healthcare and homecare; and (iii) transportation.

Our ∑ID division has focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-ID, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

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

During 2014, we identified the Secure Financial Services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID division. Since 2014, we have developed and introduced Secure Financial Services, the SuperPay TM suite of products.

Our Secure Financial Services, or SFS, division offers a product called SuperPay, which includes a full suite of solutions ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use any smartphone, tablet or existing POS to receive secure mobile payments. SuperPay features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using OTP (one-time password), biometric authentication, and SuperCom's proprietary SafeMoney TM platform.

On April 18, 2016 we acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and SuperCom believes this technology will be a highly value-added solution to its secure payment customers around the world.

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed products and solutions including the PureSecurity Hybrid Suite of Wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $3 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

During 2015, we identified the Cyber Security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID, M2M and SFS divisions. At the end of 2015, we acquired Prevision Ltd., a company with a strong presence in the market and a broad range of competitive and well-known Cyber Security services. During the first quarter of 2016, we acquired Safend Ltd, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

Both acquisitions significantly expanded the breadth of our Cyber Security capabilities globally, while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and Cyber Security platforms and technologies. During 2015 we have also developed and introduced our Mobile Security platform, the SafeMobile, which we believe expands our cyber security offering to governments, public sectors, enterprises and mobile users.

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States ("US GAAP"). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2015 was NIS 3.902 per $1.00.

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

The following summary consolidated financial data for and as of the five years ended December 31, 2015 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2015 and as of December 31, 2014 and 2015 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2012and 2013 have been derived from audited consolidated financial statements not included in this Annual Report. All share and per share data has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.

Income Statement Data:

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	28,340	29,703	8,822	8,940	7,922
Cost of revenues	10,446	7,301	1,896	1,619	3,306
Gross profit	17,894	22,402	6,926	7,321	4,616
Operating expenses:
Research and development	3,669	3,359	564	313	462
Selling and marketing	6,611	7,036	3,158	3,060	3,505
General and administrative	3,947	2,773	1,183	857	732
Other expenses (income)	2,174	1,225	507	1,085	(137)
Total operating expenses	16,401	14,393	5,412	5,315	4,562
Operating income	1,493	8,009	1,514	2,006	54
Financial income (expenses), net	(277)	(133)	(156)	1,805	990
Income before income tax	1,216	7,876	1,358	3,811	1,044
Income tax (expense) benefit	(197)	(1,675)	5,108	1,006	(25)
Net income from continuing operations	1,019	6,201	6,466	4,817	1,019
Loss from discontinued operations	-	-	-	-	-
Net income	1,019	6,201	6,466	4,817	1,019

Per Share Data:
Basic earnings from continuing operations	0.07	0.46	0.71	0.75	0.47
Diluted earnings from continuing operations	0.07	0.45	0.70	0.59	0.37
Basic and Diluted loss from discontinued operations	-	-	-	-	-
Basic earnings per share	0.07	0.46	0.71	0.75	0.47
Diluted earnings per share	0.07	0.45	0.70	0.59	0.37

	December 31,
	2015	2014	2013	2012	2011
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents	22,246	4,789	2,673	225	215
Total Current Assets	48,082	28,374	12,109	2,930	2,131
TOTAL ASSETS	65,942	42,874	31,279	3,743	2,455
Total Current Liabilities	10,238	12,666	8,129	2,796	7,829
Total Long-term Liabilities	1,272	1,902	3,758	236	227
SHAREHOLDERS’ EQUITY (DEFICIT)	54,432	28,306	19,392	711	(5,601)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

Although we expect that the acquisitions of the SmartID division of OTI, Prevision, LCA, Safend and PowaPOS will result in benefits to us, we may not realize those benefits due to unforeseen difficulties.

Although we are two years into the process of integrating the operations of the SmartID division of OTI, and a few months into the process of integrating the operations of Prevision, LCA, Safend and PowaPOS, realizing any of the anticipated benefits of these acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations, and the market price of our ordinary shares may decline as a result.

Realizing the benefits of these acquisitions will depend in part on the integration of our intellectual property, products, operations, personnel and sales force and the completion of assignments of current and past contracts and rights. These integration activities are complex and time - consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

•	our inability to achieve the operating synergies anticipated in the acquisition, which would prevent us from achieving the positive earnings gains expected as a result of the acquisition;
•	diversion of management attention from ongoing business concerns to integration matters;
•	difficulties in consolidating and rationalizing information technology and intellectual property platforms and administrative infrastructures;
•	complexities associated with managing the combined businesses;
•	difficulties in integrating personnel;
•	possible termination of some contracts or agreements with customers of the acquired divisions and entities as a result of the acquisitions, which would result in major reduction in our anticipated combined business revenue;
•	possible termination of some contracts or agreements with service providers and suppliers of the acquired divisions and entities as a result of the acquisitions, which could result in delays and increases in our cost of revenues; and.
•	possible cash flow interruption or loss of revenue as a result of the change of ownership.

We may not fully realize the anticipated net reductions in costs and expenses and other benefits and synergies of these acquisitions to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine operations.

If we are unable to manage our growth profitably, our business, financial results and stock price could suffer.

Our future financial results will depend in part on our ability to profitably manage our growth. Management will need to maintain existing customers and attract new customers, recruit, retain and effectively manage employees, as well as expand operations and integrate customer support and financial control systems. If integration - related expenses and capital expenditure requirements are greater than anticipated or if we are unable to manage our growth profitably after the acquisition, our financial results and the market price of our ordinary shares may decline.

Purchase price allocation in connection with our acquisition of OTI’s SmartID division and Prevision requires estimates which may be subject to change in the future. Future changes to these estimates could impact our future operating results.

The application of purchase price allocation requires that the total purchase price we paid for the SmartID division of OTI and Prevision be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date. All amounts in excess of the fair value are recorded as goodwill. The allocation process requires an analysis and valuation of acquired assets, including fixed assets, technologies, deferred tax assets, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies. We identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed in connection with the acquisitions of the SmartID division and Prevision at their respective estimated fair values as of the date of the acquisition. This process requires estimates by our management and by our expert independent consultant based upon the best available information at the time of the preparation of the financial statements. We have completed the purchase price allocation as reflected in this report. Any future changes to our estimates of the fair value of the assets and liabilities of OTI’s SmartID division and Prevision, respectively, as of the date of the acquisition could impact our future operating results.

In the three years ended December 31, 2015, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our operating results.

In the year ended December 31, 2015, 90% of our consolidated net revenue is attributable to sales to five large customers.

In the years ended December 31, 2014 and 2013, 91% and 73%, respectively, of our consolidated net revenue was attributable to sales to four large customers. While we expect to be less dependent on these customers in 2016 and in the future because of our expectation to secure more contracts from new customers, a substantial reduction in sales to, or loss of, any of the four customers would adversely affect our business unless we were able to replace the revenue received from those customers, which replacement we may not be able to find.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global markets for our M2M. ∑ID, Cyber Security and Secure Financial Services, or SFS, solutions are highly fragmented and intensely competitive. They are characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as M2M, ∑ID, Cyber Security and SFS technology are adapted by governmental and public sectors around the world, we may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the markets in which our M2M, ∑ID, Cyber Security and SFS compete expand, we expect additional competitors to enter the market. We cannot ensure that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

Any acquisitions that we have completed, or may complete in the future, may not perform as planned and could disrupt our business and harm our financial condition and operations.

In an effort to effectively compete in the safety, identification, tracking and security products and services business, we have sought to acquire complementary businesses in the past and will continue to do so in the future. In the event of any future acquisitions, we could:

•	issue additional securities that would dilute our current shareholders’ percentage ownership;
•	incur debt and assume liabilities; and
•	incur large and immediate write-offs of intangible assets, accounts receivable or other assets.

These events could result in significant expenses and decreased revenue, which could adversely affect the market price of our ordinary shares. In addition, integrating product and service acquisitions and completing any future acquisitions involve numerous operational and financial risks. These risks include difficulty in assimilating acquired operations, diversion of management’s attention, and the potential loss of key employees or customers of acquired operations. Furthermore, companies acquired by us may not generate financial results consistent with our management’s plans at the time of acquisition.

Although we had profitable operations in the five years ended December 31, 2015, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Disruptions, uncertainty or volatility in the capital and credit markets may limit our access to capital required to operate our business. Such market conditions may also limit our ability to raise additional capital to support business growth. If we are unable to obtain necessary additional financing or generate cash from operations, we may be required to reduce the scope of our operations and may need to implement certain operational changes to decrease our expenses. This would have the potential to decrease both our ability to attain profitability and our financial flexibility. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected.

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

Our dependence on third-party representatives could result in marketing and distribution delays, which would prevent us from generating sales revenues.

We market and sell some of our products and solutions using a network of representatives covering the Americas, Europe, Asia and Africa. We establish relationships with representatives through agreements that provide for the marketing of our systems and products. These agreements generally do not grant exclusivity to the representative and, as a general matter, are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the representative. We do not have agreements with all of our representatives. We are currently engaged in discussions with other potential representatives. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or profitability.

Our ability to terminate a representative who is not performing satisfactorily may be limited. Inadequate performance by a representative could adversely affect our ability to develop markets in the regions for which the representative is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results are highly dependent upon: (i) our ability to maintain our existing representative arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our representatives to successfully market our products. A failure to achieve these objectives could result in lower revenues.

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

In order for us to achieve our growth objectives, our ∑ID, M2M, Cyber Security and SFS technology and solutions must be adapted to and adopted in a variety of areas, any or all of which may not adopt our technology. These areas include, among others:

•	national ID and e-Government;

•	public safety;

•	the secure financial sector;

•	healthcare and homecare; and

•	large enterprises

We cannot accurately predict the future growth rate, if any, or the ultimate size of the ∑ID, M2M, Cyber Security and SFS markets. The expansion of the market for our products and services depends on a number of factors such as:

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

If we are unable to develop and sustain our position as a provider of ∑ID, M2M, Cyber Security and SFS solutions and services and earn high margins from our technology, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our ∑ID, M2M, Cyber Security and SFS based technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying products. While we have had some success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated solutions and services that we believe are likely to produce attractive margins in the future. A significant portion of the value of our e-ID, Cyber Security and SFS technology lies in the development of software and applications that will permit the use of RFID and mobile based technology in selected new markets. In contrast, the margins involved in manufacturing and selling M2M based technology can be relatively small and may not be sufficient to permit us to earn an attractive return on our development investments.

Unfavorable global economic conditions may adversely affect our customers, which may directly impact our business and results of operations.

Our operations and performance depend on our target customers, including those from the governmental sector, having adequate resources to purchase our products. The turmoil in the credit markets and the global economic downturn that commenced in 2008 and intensified in Europe in subsequent years generally adversely impacted our target customers. Companies and governmental authorities have reduced or delayed and may continue to reduce or delay their purchasing activities in response to a lack of credit, economic uncertainty, budget deficits and concern about the general stability of markets. Recently, several European countries encountered severe economic difficulties which affected the entire Euro-zone economy. The financial crisis, among other things, resulted in the downgrade of the credit worthiness of several countries in Europe, which affected our customers’ ability and budget to perform projects within these territories. If such economic and market conditions remain uncertain or weaken further, specifically changes that may negatively impact the political or economic stability and environment of the countries from which we derive most of our consolidated net revenues, our business and future operations may be materially adversely affected.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2015, 2014 and 2013, approximately 99.6%, 99.6% and 97.7%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter. As a result of our dependence on a limited number of customers and our increased reliance on our e-ID and electronic monitoring solutions and products, our revenue has experienced wide fluctuations. We expect that our revenue will continue to fluctuate in the future as we market and implement solutions through our M2M and SFS divisions. A portion of our sales is not recurring sales; therefore, quarterly and annual sales levels will likely fluctuate. Sales in any period may not be indicative of sales in future periods. In addition, our result may fluctuate from year to year for the following reasons:

•	long customer sales cycles;

•	reduced demand for our products and services;

•	price reductions;

•	new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our customers and representatives sell;

•	contract cancellations, delays or amendments by customers;

•	the lack of government demand for our products and services or the lack of government funds appropriated to purchasing our products and services;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	other non-recurring financial charges;

•	the lack of availability, or increased cost, of key components and subassemblies; and

•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products;

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

Our reliance on third party technologies and components for the development of some of our products may delay product launches, impair our ability to develop and deliver products and hurt our ability to compete in the market.

Most of our products integrate third-party technology that we license and components that we purchase or otherwise obtain the right to use, including operating systems, microchips, security and cryptography technology for card operating systems and dual interface technology. Our ability to purchase and license new technologies and components from third parties is and will continue to be critical to our ability to offer a complete line of products that meets customer needs and technological requirements. We may not be able to renew our existing licenses or to purchase components on favorable terms, if at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology. We may also lose the potential competitive advantage such technology gave us. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to security issues, either of which could adversely affect our results of operations. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market could also be impaired.

Although we generally use standard components for our systems, some of the key components are available only from limited sources. Even where multiple sources are available, we typically obtain components from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers was unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation.

Delays in deliveries from our suppliers, defects in goods or components supplied by our vendors, or delays in projects that are performed by our subcontractors could cause our revenues and gross margins to decline.

We rely on a limited number of vendors and subcontractors for certain components of the products we are supplying and projects we perform. In some cases, we rely on a single source vendor or subcontractor. Any undetected flaws in components to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts. If one of our suppliers was unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage our business reputation. We depend on subcontractors to adequately perform a substantial part of our projects. If a subcontractor fails to fulfill its obligations under a certain project, it could delay our receipt of revenues for such project and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

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

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards. Although we have not experienced any act of sabotage or unauthorized access by a third party to our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners, thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market’s perception of our products and services.

Third parties could obtain access to our proprietary information or could independently develop similar technologies.

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, representatives and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to successfully defend our industrial or intellectual property rights, we may lose rights to technologies that we need to develop our business, which may cause us to lose potential revenues, or we may be required to pay significant license fees for the use of such technologies. To date, we have relied primarily on a combination of trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology.

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

Sigma Wave Ltd., or Sigma, which is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board, and by her husband, Mr. Arie Trabelsi, is the beneficial owner of approximately 26.7% of our outstanding shares. Such ownership interest gives Sigma the ability to influence and direct our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma will have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

We are incorporated under the laws of, and our principal executive offices and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2015. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Our shareholders may face difficulties in the enforcement of civil liabilities against us and our officers and directors and auditors or in asserting U.S. securities law claims in Israel.

Most of our officers and directors and our auditors are residents of Israel or otherwise reside outside of the United States. SuperCom Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. Therefore, service of process upon SuperCom Ltd., such directors and officers and our auditors may be difficult to effect in the United States. It also may be difficult to enforce a U.S. judgment against SuperCom Ltd., such officers and directors and our auditors as any judgment obtained in the United States against such parties may not be collectible in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions applicable to U.S. public companies including:

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q and current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies in connection with shareholder meetings;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

SuperCom Ltd. is a company organized under the laws of the State of Israel. Our registered office is located at 1 Arie Shenkar, Herzlia, Israel, 4672501, telephone number +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 200 Park Avenue South, New York, New York, telephone number +1 (212) 675-4606.

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

On December 26, 2013 we acquired the SmartID division of OTI, including all contracts, software, other related technologies and IP assets. We paid OTI $8.8 million ($10 million less certain closing adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. As of December 31, 2015, we have paid $1.8 million under this earn-out mechanism.

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed products and solutions including the PureSecurity Hybrid Suite of Wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components,

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $3 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

During 2014, we identified the secure financial services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID division. Since 2014, we have developed and introduced Secure Financial Services, the SuperPay TM suite of products.

On April 18, 2016 we acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform, PowaPOS has been deployed in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and SuperCom believes this technology will be a highly value-added solution to its secure payment customers around the world.

During 2015, we identified the Cyber Security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID, M2M and SFS divisions.

On November 17, 2015, we acquired Prevision Ltd., an Israeli based company. We paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism for the next four years. The contingent consideration is subject to service provided by the seller to the company during the earn-out period and therefore is not part of the business combination. Prevision has a strong presence in the market and offers a broad range of competitive and well-known Cyber Security services.

On March 13, 2016, we acquired Safend Ltd, an Israeli based company. In consideration for this acquisition, we agreed to provide up to $1.5 million in working capital to Safend to support its activity and growth through a structured debt and equity vehicle. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. Founded in 2003 and headquartered in Tel Aviv, Israel, Safend has over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe.

Through the acquisitions of Prevision and Safend, we significantly expanded the breadth of our Cyber Security capabilities globally, while providing us with outstanding market and technological experts together with a leading data and Cyber Security platforms and technologies. During 2015 we also developed and introduced our Mobile Security platform, the SafeMobile, which we believe expandS our cyber security offering to governments, public sectors, enterprises and mobile users.

B.	BUSINESS OVERVIEW

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations throughout the world. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens and visitors. We offer advanced secure mobile payments ranging from mobile wallet to mobile point of sale (POS) using a set of components and platforms to enable secure mobile payments and financial services. We also provide a unique all-in-one field-proven radio-frequency identification, or RFID, and PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement and electronic monitoring.  Our product depth and global presence was expanded significantly with our acquisitions of the SmartID division of On Track Innovations Ltd., or OTI, in 2013, Prevision Ltd., or Prevision, in 2015, and Leaders in Community Alternatives, Inc., or LCA, and Safend Ltd, or Safend, in the first quarter of 2016, together with extensive development of new product lines for the electronic identification, machine to machine, cyber security, and secure payments markets.

Our Machine to Machine (M2M) solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven RFID and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.   Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services. Our M2M division has primarily focused on growing three markets: (i) public safety; (ii) healthcare and homecare; and (iii) transportation.

Our ∑ID division has focused on expanding our activities in the traditional identification, or ID, and electronic idenficiation, or e-ID, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

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

During 2014, we identified the Secure Financial Services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID division. Since 2014, we have developed and introduced Secure Financial Services, the SuperPay TM suite of products.

Our Secure Financial Services, or SFS, division offers a product called SuperPay, which includes a full suite of solutions ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use any smartphone, tablet or existing POS to receive secure mobile payments. SuperPay features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using OTP (one-time password), biometric authentication, and SuperCom's proprietary SafeMoney TM platform.

On April 18, 2016 we acquired the assets of PowaPOS, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and SuperCom believes this technology will be a highly value-added solution to its secure payment customers around the world.

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed products and solutions including the PureSecurity Hybrid Suite of Wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $3 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

During 2015, we identified the Cyber Security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our ∑ID, M2M and SFS divisions. In 2015, we acquired Prevision Ltd., a company with a strong presence in the market and a broad range of competitive and well-known Cyber Security services. During the first quarter of 2016, we acquired Safend Ltd, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

Both acquisitions significantly expanded the breadth of our Cyber Security capabilities globally, while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and Cyber Security platforms and technologies. During 2015 we have also developed and introduced our Mobile Security platform, the SafeMobile, which we believe expands our cyber security offering to governments, public sectors, enterprises and mobile users.

Market Opportunity

We believe that our wide range of solutions offers us several opportunities across global markets and industries. The overall e-ID market remains strong. Our addressable market includes both developing and developed countries. The acquisition of the SmartID division of OTI in late 2013 is bolstering our ability to win business around the world. The acquisition diversified our source of revenues and offered us access to new markets in Africa, Asia, and South America, all areas with great potential.

We plan to grow the e-ID division organically, by adding new e-ID government customers and by offering more services to existing customers. We believe that our platform is agile and scalable, meaning that once a customer is using one of our applications, it is easy to add additional applications and services, which can increase a client’s return on their investment. In addition, and as a result of successful integration of SuperCom and the SmartID division, we are now well-positioned to work on larger international tenders. Leading into 2015, we began actively bidding on larger international tenders in markets where we see significant opportunities.

The opportunities we see in our e-ID segment may have an impact on the number of opportunities in our M2M and SFS segments as well. We have begun to leverage our e-ID existing customer base, and we believe that the expertise and robust innovative solutions in these two segments represent a significant opportunity for SuperCom.

We began marketing our M2M suite to customers in the United States and in Europe, South America and Africa in 2014. We have been in discussions with several potential customers in the United States, Europe and Asia who have issued tenders to which we have actively responded in the public safety segment These tenders range in size from a couple of hundred to twenty thousand units and we believe we are well positioned to win additional new contracts in 2016, following our success in the second half of 2015, being awarded 4 contracts in Europe and Asia.

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

In addition, there is always demand for better security systems and services. We believe that personnel and asset management are now leading security concerns in commercial and governmental enterprises, and that this should drive an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our wireless ID-enabled security solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles.

With respect to our SFS division, research indicates that 2.5 billion people globally are un-banked (meaning they have no bank account or credit card), but over 1 billion of those people have access to mobile phones, which represents our SFS applicable market. We presented our mobile money and mobile payment suite at several large payment conferences and the global market interest to our solution is very encouraging. We believe that our ability to capture even a small portion of this fast growing market would represent a significant and long-term growth opportunity.

Our Strategy

We are focused on our core competencies, which are comprised of our e-ID platform and solutions, our M2M suite and solutions, our extensive Cyber Security products and solutions and our SFS suite and solutions. Our growth strategy includes the following components:

•	Develop strong strategic relationships with our business partners, including the systems integrators and representatives that introduce our products and solutions into their respective markets.

•	Employ dedicated sales personnel to work closely with our business partners. Our sales personnel will customize and adapt solutions that can then be installed and supported by these business partners.

•	Expand our M2M activities globally, particularly in the Americas, Europe, and the Far East.

•	Leverage our customer base, superior PureSecurity hybrid suite of M2M solutions, and IT management capabilities to secure additional long-term contracts with governments and communities in the public safety markets.

•	Leverage our reputation, talented personnel, and project management capabilities in the e-ID market to secure additional projects and solutions in the growing e-ID and e-Government markets.

•	Leverage our customer base, superior SuperPay hybrid suite of SFS solutions, and IT management capabilities to secure additional long-term contracts with governments and communities in the secure financial services market.

•	Develop strong strategic relationships with business partners that will introduce our solutions into the healthcare and homecare markets.

•	Develop strong strategic relationships with business partners in the financial services industry, and un-banked and mobile payments markets.

•	Identify and acquire synergistic contracts or businesses in order to reduce time to market, obtain complementary technologies and secure required references for international bids.

•	Grow our business in emerging markets with perceived significant growth opportunities.

We currently target the following markets:

National e-ID and e-Government Market. Additional national e-ID and e-Government clients with our e-ID technologies and products.

Public Safety Market . Public safety, including law enforcement agencies, community, safety agencies and ministries of justice around the world, with our electronics monitoring, or EM, solutions, including electronic identification, monitoring and tracking solutions for house arrests, GPS tracking, inmate control, detainee monitoring, juvenile supervision and tracking of persons returned to communities.

Financial Services and Retail Markets. Financial services and retail markets through our SFS suite and solutions.

Airports and Ports. Airports and ports with both our M2M and e-ID products and solutions. Our M2M products can help common carriers monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing the risk of lost baggage, increasing customer service and improving security. Our e-ID solutions can offer airports and ports turnkey border control systems. Our border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive accurate identification based on a combination of two machine-readable biometric applications: fingerprints and facial recognition. We offer short implementation and quick integration with the existing border control system of the country and provide external interfaces to digital certificate authority for signature verification as well as interfaces to other agencies.

Businesses and Industrial Companies. Business and industrial companies with our M2M suite, which can be used by businesses, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, pick up orders, verify inventory and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our M2M suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

Hospitals and Homecare. Hospitals and homecare with our M2M products. The healthcare sector has successfully utilized M2M technologies for the purposes of infant protection in maternity wards and resident safety in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRF Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, M2M technology will be utilized in real-time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

Government and Enterprise Cyber Security Markets. Homeland and enterprise cyber security markets with our Cyber Security products and services to governments and large enterprises.

Our Solutions and Products

e-ID and e-Government (e-ID) Division Products and Solutions

We have been active in the national ID and e-Government industry for more than 25 years. We work with governments and public sectors, and we believe SuperCom e-ID is an internationally recognized competitor in the design, development, integration and delivery of highly secured national ID and e-Government solutions.

We offer a complete end-to-end in-house solution for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. Most of our products are based on a common platform, which we refer to as MAGNA™, a complete end-to-end solution for such items as e-passports, national identity cards, voter identification cards and drivers’ licenses. Our solution covers everything necessary for a government to offer a particular service to the public: business process engineering, solution design and integration, hardware and software implementation, operator and technician training. The solution covers all workflows, managerial and operational reports, and it interfaces directly with the government’s business activity.

In addition, our e-ID division offers a variety of related services, including: requirements extraction and system design, project management, project operation, training, operational processes optimization, assimilation, project financing (under BOT/PPP scheme), knowledge transfer, fee collection, maintenance and support and more.

We believe our e-ID systems comply with regional and international standards and enhance usability by using smart card applications. Our systems’ central servers include redundancy capabilities that provide disaster recovery or failover between sites. All solutions issue financial, accountability, transaction auditing and management information reports, which decrease the likelihood of tampering and fraud by individuals.

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

M2M Division Products and Solutions

Our M2M division features an all-in-one active RFID technology accompanied by services specifically tailored to meet the requirements of the applicable industries, primarily: (i) public safety, (ii) healthcare and homecare, and (iii) transportation. Our PureRF suite assists companies in efficiently utilizing time and resources. We believe it has a number of advanctages for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable personal resources and assets.

Equipped with complex IT knowledge and experience, our senior personnel from the M2M industry and our suite of products and software can customize M2M programs and solutions at all levels, from tags to readers to servers, and at all stages, from installation to monitoring.

PureRF Suite . Our PureRF Suite provides a secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our PureRF Suite is a complete location position, or LP, system solution based on active RFID tag technology that provides commercial customers and governmental agencies enhanced asset management capabilities. The basic components of our PureRF Suite include:

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

PureTag RF Bracelet . Our PureTag RF bracelet is a highly secure, hypoallergenic, lightweight and compact RF bracelet that operates across the complete spectrum of the PureSecurity Corrections Tracking Suite. Its features include: (i) an encrypted RF signal, (ii) easy installation, (iii) four years of battery life, (iv) a disposable strap, (v) proximity detection, (vi) motion tamper detection and (vii) a strap and case.

PureCom RF Base Station . The PureCom RF base station brings new features and functionality to new house arrest programs. Each PureCom RF base station supports up to 50 PureTag RF bracelets. Its features include (i) a smart LCD screen, (ii) fingerprint ID verification, (iii) two-way communications via text and voice, cell, landline, Wi-Fi, and Ethernet connections, (iv) streamlined field installation, (v) a 72-hour battery backup, (vi) dual SIM for broader coverage, (vii) onboard GPS tracking, and (viii) a rugged impact resistant shell.

GPS Offender Tracking System. Our GPS offender tracking system provides fully customizable surveillance programs to minimize frustration and operational inefficiencies. The GPS offender tracking system is based on our PureMonitor cloud-based software and includes the PureTrack smartphone device, the PureTag RF bracelet and an optional PureBeacon device.

PureTrack . Smartphone technology has made dramatic improvements in the way people work and talk. SuperCom channels a smartphone’s capabilities into an unparalleled corrections supervision tool with the following features: (i) GPS, cell tower and Wi-Fi location tracking, (ii) RF tethering via Bluetooth, (iii) configurable GPS point frequency, (iv) GSM, CDMA and Wi-Fi communication support, (v) calendar management, (vi) persistent offender term notifications and reminders, (vii) smartphone voice, text, email, video communications, (viii) portable breath-alcohol integration and (ix) bio-identification, including face, fingerprint, and voice recognition.

PureBeacon . Our PureBeacon is a secure RF device designed to provide indoor surveillance of offenders when GPS is not suitable. In addition to preserving the PureTrack battery life, other features include (i) four years of battery life, (ii) encrypted RF protocol, (iii) Bluetooth support, (iv) proximity and case tamper detection, (v) an expansive range via a mesh network and (vi) a waterproof, dustproof and lightweight design.

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

Inmate Monitoring System. We o ffer an inmate monitoring system that manages the authorized movement of inmates throughout a corrections facility. Validating the location of people and assets flowing through a corrections facility requires immense focus and dedicated resources, and inmate and officer safety depends on a system that ensures the right people are in the right place at the right time. We have developed a solution that comprehensively provides one system for all facility-based tracking concerns. Our inmate monitoring management solution is based on our cloud-based software and includes the DoorGuard tracking station, the PureTag RF bracelet and an optional Personnel Tag for staff members.

DoorGuard . DoorGuard is a tracking station that communicate the inmates’ activities to the management system. A DoorGuard unit is installed at the entrance of each cell to monitor all entrances and exits. Units can also be placed in the corridors for additional tracking. The DoorGuard features include (i) accurate location tracking, (ii) Ethernet and Wi-Fi communications, (iii) advanced tamper detection, (iv) an encrypted RF signal, and (v) a waterproof and dustproof design.

Personnel Tag. The Personnel Tag is a highly secure RF tag worn by prison officers to obtain precise indoor location verification. It provides the following features: (i) panic button for immediate monitoring center alerts, (ii) advanced tamper detection, (iii) an encrypted RF signal, (iv) a four-year battery life and (v) a lightweight design.

Domestic Violence Victim Protection System . Our domestic violence victim protection system offers an additional line of defense for domestic violence victims, providing information regarding the location of the offender and the distance between the offender and the victim. Our solution incorporates the latest technology to develop a public safety solution that is easy to implement. Our domestic violence victim protection system is based on our PureMonitor cloud-based software and the PureTrack smartphone device, the PureTag RF bracelet and the PureProtect smartphone app.

PureProtect Smartphone App . Victims can download our PureProtect smartphone app to ensure that an offender is compliant with his or her restraining order. The PureProtect app identifies and alerts the victim of proximity violations without breaching the victim’s privacy. Additionally, the app identifies offender movement and behavior patterns in order to prevent attacks. The PureProtect app supports both Android and iOS phones. It provides GPS, cell tower and RF proximity, indicates the direction of offender travel, includes GPS shielding and jamming detection, and is password protected. Alerts can be set up for a pre-defined distance so that an alert will be sent to local authorities if that distance is violated.

Secure Financial Services (SFS) Division Products and Solutions

Our SFS division offers a full suite of solutions, ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. Our SFS products are device agnostic, allowing customers to securely make payments using any mobile device (including smartphones, tablets or traditional 2G/3G handsets) and allowing merchants to use any smartphone, tablet or any existing POS to receive secure mobile payments.

Our SFS products and solutions include:

SuperPayTM Suite. SuperPay is a secure mobile payment hybrid suite that allows mobile users to securely make payments while supporting 2G phones, 3G phones and smartphones. SuperPay features a number of secure payment methods including near field communication using host card emulation, blue-tooth low energy, Ultra-Sonic, and utilizes biometric authentication features already integrated in advanced smartphones such as iPhone 6’s Touch ID, Samsung 5’s fingerprint scanner, or external biometric authentication.

PureMoney Suite . Our PureMoney Suite provides a wide range of mobile money applications and services using a hybrid of components and services to enable secure mobile transactions. PureMoney features a number of secure money transfer methods including USSD, WAP, Wi-Fi, 3G, and SuperPay. It utilizes biometric authentication features already integrated in advanced smartphones such as iPhone 6, Samsung 5, or external biometric authentication. This means that 2G, 3G and smartphone owners can all use PureMoney. We believe that the PureMoney Suite for smartphones is the first to introduce a built-in mobile security threat scanner, allowing usage under uncontrolled network channels by identifying and neutralizing threats and suspicious activities.

SuperPOS. SuperPOS is a new platform which allows any mobile phone to perform mobile payments by turning any iOS- or Android-based tablet or smartphone into a robust secure mobile payment POS. SuperPOS supports a number of ways to pay, including near field communication, blue-tooth low energy, Ultra-Sonic and host card emulation, and utilizes biometric authentication features. Mass transit channels, retail chain stores, and mom-and-pop shops globally may utilize this mobile payment opportunity by simply turning any tablet or smartphone into a secure POS device using the SuperPOS application.

SafeMoney for Smartphones. SafeMoney is a built-in mobile automated security threat scanner providing secure usability under uncontrolled network channels by identifying and neutralizing threats and suspicious activities.

PowaPOS. Our PowaPOS T25, using the advanced and simple to use PowaPOS SDK, is a fully integrated design incorporating retail peripherals into a compact and cost-effective footprint. Powered by a single power cord, the PowaPOS platform features a universal tablet mount, built in thermal printer, 2D barcode/QR code scanner, swiveling design with customer/clerk orientation sensor, and the PowaPOS Cash Drawer. The PowaPOS SDK works with iOS, Android and Windows POS software applications, as well as third party payment devices and many other retail peripherals.

Cyber Security Division Products and Solutions

Safend's Encryption Suite is an easy to use security application based on a single, lightweight agent, providing a comprehensive solution that protects the organization’s sensitive data residing on servers, PCs, laptops and detachable devices.

Safend’s Data Protection Suite includes:

Safend Encryptor, which ensures that users’ data is secure against loss or theft, by encrypting any data stored on internal hard disks.

Safend Protector, which applies customized, highly-granular security policies over all physical and wireless ports and devices. The Protector also mandates the encryption of all data transferred to removable storage devices and CD/DVD media.

Safend Inspector, which provides an additional protection layer for data transferred over approved data transfer channels, such as a white-listed storage device, an approved WiFi connection, or a machine’s LAN connection. It enforces an accurate, data-centric security policy on transferred data, without disrupting legitimate business processes or disturbing end user productivity.

Safend Discoverer, which allows security administrators to locate sensitive data stored on organizational endpoints. It helps identify gaps in data protection and compliance initiatives, and provides insight into which security policies should be implemented, using other components of the Safend Data Protection Suite.

SafeMobile, which provides high-end security framework designed to meet cyber threats on both the mobile client and on an organization’s main server. The solution enables rapid deployment of any application on a smart device leaving the security challenges to the framework. SafeMobile is built around four main cyber features:

•	Cyber Secure Gateway: Securing mobile traffic, assuring authentication, identity and encryption

•	Cyber Secure Mobile Client: Enabling the development of mobile applications using a secure framework

•	Secure Certification: Authority and workflow designed to issue certificate for mobile environment

•	Cyber Device Management: Highly secure device management solution used to store and provision mobile devices

Research and Development

Our research and development efforts have enabled us to offer our customers a broader line of products and solutions, primarily in the areas of our e-ID, M2M, SFS and Cyber Security divisions. We intend to continue to research and develop new technologies and products for the e-ID, SFS, Cyber Security and M2M divisions. There can be no assurance that we can achieve any or all of our research and development goals. During the years ended December 31, 2015, 2014 and 2013, we have invested, $5.7 million, $3.4 million and $0.6 million, respectively, in research and development. We anticipate to continue to invest up to 10% of our revenue in broadening our Cyber Security, e-ID, M2M, and Secure Financial Services solutions and platforms. To expedite our development efforts, we may acquire companies or technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 23 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of our subsidiaries in the United States, Ecuador, Israel, Panama and Tanzania, who sell and support our products in their regions. We are also represented by several independent representatives.

We establish relationships with representatives through agreements that provide the marketing of our systems and products. These agreements generally do not grant exclusivity to the representatives and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and may be terminated by the representative. We do not have agreements with all of our representatives.

Key Customer Contracts

On March 25, 2014, we entered into an agreement whereby we provide consulting services for the design, development, implementation, commissioning and maintenance of a government customer’s new e-Government system. The agreement provides for a total contract sum of approximately $24 million, payable upon the completion of certain milestones. Phase I of the agreement consists of the design and implementation of the new system for an aggregate contract price of approximately $18 million. We received over 25% of this amount as advance payment for Phase I, and receive the remainder upon certain milestones during Phase I. Phase I is scheduled to last approximately 18 months. Under Phase II of this agreement, we will provide maintenance services for the five-year period following the system becoming operational in Phase I. The aggregate contract price for Phase II is $6 million, which will be comprised of a 25% advance payment at the onset of Phase II, with the remaining 75% paid in quarterly installments. This contract contains customary termination provisions for both parties. In addition, the customer may terminate the agreement, in whole or in part, at any time for its convenience. During 2015, we completed most of the Phase I milestones, and the system is in the final deployment stage. Phase II is to commence immediately after the system is deployed. The implementation was slower than expected due to some economic distress of our customer, which prevented a full resource allocation and budget needed to complete all milestones in a timely manner.

On September 22, 2014, we entered into an agreement as contractor to a private company that was awarded an e-Government project in another country, for the design and implementation of three e-ID sub-systems along with support and maintenance services for the entire project. The agreement provides for a total contract price of approximately $19 million, payable upon the completion of certain milestones. The initial phase of the contract consists of the design and implementation of the sub-systems for an aggregate contract price of $14.3 million. We received $5.6 million of this amount as advance payment for the initial phase, and receive the remainder upon certain milestones during this phase. The initial phase is scheduled to last approximately 9 months. Following the systems becoming operational in the initial phase, we will provide maintenance services for a three-year period. The aggregate contract price for service and maintenance during this period is $4.5 million, which will be paid in quarterly installments. This contract contains customary termination provisions for both parties. During 2015, we designed, developed and implemented most of the sub-systems, which are awaiting final installation and final testing on customer sites, except for one sub-system which was postponed and removed due to inability of the customer to provide the target platform in the country mainly due to some economic distress affecting the country. We have concluded the negotiation with the customer resulted in changes in the contract milestones and scope of work, which are expected to free some resources for the customer and provide a clear way to compete the deployment in the customer sites, which will be followed by a service and maintenance period of two years.

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2015 (all amounts in thousands of dollars):

	Year ended December 31,
	2015	2014	2013
Africa	25,204	24,083	903
Europe	1,325	3,901	7,455
South America	1,420	1,479	33
United States	121	126	199
Israel	161	50	232
Other	109	64	-
Total	28,340	29,703	8,822

The following table provides a breakdown of total revenue by product category for the three years ended December 31, 2015(all amounts in thousands of dollars):

	Year ended December 31,
	2015	2014	2013
Products	9,427	4,982	5,392
Maintenance, royalties and project management	18,913	24,721	3,430
Total	28,340	29,703	8,822

Customer Service and Support

Customer service includes mainly maintenance and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in Panama, Ecuador, Tanzania, Europe, the United States or Israel. We usually give each of our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because the SmartID division solutions are more complex than our previously offered solutions and additional new products may be deployed.

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

We manufacture a range of RFID products and M2M, SFS, e-ID and EM products and systems. We outsource the manufacturing of: (i) printed circuit boards, or PCBs, to a number of different suppliers both in Israel and the Far East, (ii) enclosures to suppliers in Israel and the Far East and (iii) Teslin paper (a synthetic material used in making ID cards), laminates, inlays, modules, cards, from suppliers from the Far East, Europe, the United States and Israel. The electronic assembly of our products is done in Israel, Europe, and the United States. We sometimes commit to long-term relationships with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and are tested, assembled, calibrated and put in appropriate enclosures by outsource manufacturers in Israel. Then they go through a validation and quality assurance process. Other components are off-the-shelf products, which we purchase from a number of different suppliers.

All of the activities for e-ID,SFS, Cyber Security and M2M Projects, such as purchasing, logistics, integration, training, installation and testing, are done by our employees. In locations where we do not have a local representative, we assign certain tasks to local third parties and service providers that we supervise. We have subcontracting agreements with local IT companies who have dedicated and experienced personnel. Such subcontractors provide all local support, maintenance services and spare parts to customers in a specified area.

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that Zebra, RF Code, Axcess, Ekahau, Wave Trend, Elpas and AeroScout are our potential competitors with respect to RFID products and solutions. We believe that G4S/Guidance, Serco, 3M Monitoring, Buddi, iSecureTrac and SecureAlert are our potential competitors with respect to our EM products and solutions. We believe that Face Technologies, 3M/Cogent, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Safran, Morpho, Gemalto, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-ID products and solutions market. We believe that Apple, Google, M-PESA, Giesecke & Devrient, Jumio, Infobip. MagTek, Square, VeriFone are the primary competitors for our SFS division. Due to the developing nature of the markets for our RFID, EM, and e-ID products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the United States. Our method of protecting our intellectual property rights in Israel, the United States or any other country in which we operate may not be adequate to fully protect such rights.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom. We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for PureRFid ® , SuperCom ® , Vuance ® , EduGate ® , and “Vuance Validate your World” ® and have applied for trademarks for PureMonitor TM , PureCom TM , PureTag TM , PureTrack TM AAID TM , SmartID TM , MAGNA TM and PureArrestTM.

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

The diagram below shows our active subsidiaries and affiliates as of May 16, 2016:

S.B.C Aviation Ltd.

S.B.C Aviation Ltd., incorporated in Israel, is focused on executing information technology and security projects.

SuperCom Inc.

SuperCom Inc. (formerly, PureRFid, Inc.), incorporated in Delaware, is responsible for our sales, marketing and support in the U.S.

Vuance Inc.

Vuance Inc., incorporated in Delaware, is our wholly-owned subsidiary, and was responsible for our U.S. activities and operations in the U.S. until January 2010. Vuance Inc. is currently inactive.

SuperCom Slovakia A.S. (“SuperCom Slovakia”)

SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. While we have a 66% ownership interest in SuperCom Slovakia, our voting power in SuperCom Slovakia is 50%.

SuperCom Tanzania Ltd. (“SuperCom Tanzania”)

SuperCom Tanzania, incorporated in Tanzania, was acquired by us on December 26, 2013 as part of the acquisition of the SmartID division and is focused on providing service and support to our customers in Tanzania.

SuperCom PTY S.A. (“SuperCom PTY”)

SuperCom PTY, incorporated in Panama, was acquired by us on December 26, 2013 as part of the acquisition of the SmartID division, and is focused on providing service and support to our customer in Panama.

Prevision Ltd.

Prevision Ltd., incorporated in Israel, was acquired by us on November 12, 2015, and is an international provider of Cyber Security services and solutions.

Safend Ltd.

Safend Ltd., incorporated in Israel, was acquired by us on March 13, 2016, and is a global data security company with a broad range of competitive and well-known encryption and data protection solutions.

Leaders in Community Alternatives, Inc. (“LCA”)

LCA, incorporated in California, was acquired by us on January 1, 2016, and provides electronic monitoring and community-based services under contracts with various government agencies.

PowaPOS Inc.

PowaPOS Inc., incorporated in April 2016, was incorporated in order to operate the PowaPOS business acquired by us on April 18, 2016. PowaPOS Inc. markets, sells and supports the fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform.

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 2,100 square meters of office and warehousing premise in Herzliya Pituach, Israel under a five-year lease expiring on April 30, 2019. According to the agreement, the monthly fee (including management fees) is approximately $58,000. We lease approximately 200 square meters of office premise in New York for our U.S. subsidiary, SuperCom Inc. We lease approximately 170 square meters of office premise in Herzliya, Israel for our Israeli subsidiary, Prevision Ltd. We lease approximately 550 square meters of office premise in Tel Aviv for our Israeli subsidiary, Safend Ltd. We lease approximately 1,030 square meters of office premise in California for our U.S. subsidiary, Leaders in Community Alternatives, Inc.

We do not lease any facilities for any other subsidiary or our branch in Ecuador.

Our total annual rental fees, for 2015, 2014 and 2013 were $884,000, $746,000 and $178,000, respectively.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

Overview

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and public organizations throughout the world. We offer four lines of products, our e-ID platform and solutions, from which we derive the majority of our revenue, our M2M suite and services, our Cyber Security products and solutions, and our Secure Financial Services suite and solutions.  Our product depth and global presence was expanded significantly with our acquisition of the SmartID division of OTI in December 2013. Our operations grew significantly following the acquisition of the SmartID division, especially our head count and research and development and sales and marketing expenses, as we did our best to respond to the new market and customer needs.

We operate internationally and have subsidiaries in the U.S., Slovakia, Tanzania, Panama and Israel and a branch in Ecuador.

Acquisition of SmartID Division of OTI

On December 26, 2013, we completed the acquisition of OTI’s SmartID division, including all contracts, software, other related technologies and IP assets. We paid OTI $10 million (less adjustment of $1.2 million) and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingent payments include the revenues generated by us from new e-ID projects that will be received by us either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following December 26, 2013. Earn-out payments are capped at $7.5 million and are due and payable for a period of seven (7) years the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if we receive certain new project or if we sell all or substantially all of the assets or contractual rights of our e-ID activities to a third party, other than an affiliate. Furthermore, if at any time during the period commencing as of the date of the agreement and ending on December 26, 2016, we are awarded or otherwise receive orders under certain potential projects that were disclosed to us as part of the acquisition, the gross amount of all potential revenues under such orders or awards during each of the three 12-month periods following the closing date will be divided into units of $20 million each, or an award unit, and with respect to each full award unit in each year, we agreed to pay OTI $1,666,667 as additional consideration for the acquisition. Such amount will be payable in accordance with the earn-out mechanism, provided that the aggregate amount of all such additional consideration will not exceed $5 million. In addition, for each award unit earned, the period of OTI’s earn-out eligibility will be extended by an additional 12-month period.

In April 2016, we concluded further negotiations with OTI with respect to the earn-out liability and other claims, and entered into an agreement with OTI. Under this agreement the remaining maximum contractual earn-out amount was reduced from $10.7 million to a maximum of $3.55 million, out of which an amount of $2.05 million was paid at the beginning of May, 2016, and the remaining amount of $1.5 million will be subject to the original earn-out mechanism.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “ Foreign Currency Translation .” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

During 2015, we increased our sales effort and have generated some of our revenues from the sale of M2M, Cyber Security, SFS and mobile-based products and solutions. Revenues from the sale of such products are generally recognized upon delivery.

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

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2015 expressed as a percentage of total revenues.

	2015	2014	2013
Revenues	100%	100.0%	100.0%
Cost of revenues	36.9	24.6	21.5
Gross profit	63.1	75.4	78.5
Operating expenses:
Research and development	12.9	11.3	6.4
Selling and marketing	23.3	23.7	35.8
General and administrative	13.9	9.3	13.4
Other expenses (income)	7.7	4.1	5.7
Total operating expenses	57.9	48.5	61.3
Operating income	5.3	27.0	17.2
Financial (expenses) income, net	(1.0)	(0.4)	(1.8)
Income before income tax	4.3	26.5	15.4
Income tax (expense) benefit	(0.7)	(5.6)	57.9
Net income	3.6	20.9	73.3

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues

Our total revenues in 2015 were $28,340,000 compared to $29,703,000 in 2014, a decrease of 4.6%. As at the end of 2015 the Company completed the deployment of approximately 83% in average of three of our ∑ID division’s projects for which the Company recorded $13,720,000 in 2015 compared to $17,985,000 in 2014. In 2015 recurring revenue amounted to $14,620,000 out of which $9,870,000 related to projects from customer relations acquired in the acquisition of OTI’s SmartID division in 2015. 2014 recurring revenue amounted to $11,718,000 out of which $7,577,000 was related to the acquired OTI’s SmartID division.

Gross Profit

Our gross profit in 2015 was $17,894,000 compared to $22,402,000 in 2014, a decrease of 20.1%. The gross profit margin for 2015 was 63.1% compared to 75.4% in 2014. The decrease in our gross margin is mainly attributable to a decrease of 11% in our customer deployment’s gross margin which reached 54% in 2015 compared to 65% in 2014 mainly due to low gross margin from a new deployment started in 2015 and higher expenses we encountered with other deployments that are mainly due to customer’s readiness. Recurring revenues gross margin reached to 71% in 2015 compared to 91% in 2014. The decrease in recurring revenues gross margin was mainly due to decrease in revenue from maintenance and support characterized with higher margins compared to 2014.

Expenses

Our operating expenses increased in 2015 to $16,401,000 from $14,393,000 in 2014, an increase of 14.0%. The increase in operating expenses was primarily due to an increase in research and development expenses and an increase in general and administrative expenses mainly related to the significant increase in our headcount and increase in stock based compensation as explained below.

Our research and development expenses increased to $3,669,000 in 2015 from $3,359,000 in 2014, an increase of 9.2%. The increase in our research and development expenses was primarily due to our increased efforts in developing our M2M, SFS, Cyber Security, and e-ID products and solutions.

Our general and administrative expenses increased to $3,947,000 in 2015 from $2,773,000 in 2014, an increase of 42%. The increase in general and administrative expenses was primarily due to an increase in our employee headcount and increase in stock based compensation of $567,000.

Other expenses were $2,174,000 in 2015, an increase of 77% compared to other expenses of $1,225,000 in 2014. Other expenses in 2015 were composed of costs related to due diligence expenses related to our focus on growth through mergers and acquisitions and bad debt expenses of $1,576,000 that we recorded based on management’s estimation with respect to the collectibility of certain debt related to one of our customers.

We decided to provide, in full, for a customer with whom we have a disagreement that render the collectibility of its debt to the Company in doubt. We continue our efforts to conclude and resolve the disagreement with the client but no assurance can be given of the actual results of our efforts.

Financial (Expenses) Income, net

We had financial expenses, net of $277,000 in 2015 compared to financial expenses, net of $133,000 in 2014. Financial expenses consist primarily of bank fees related to guarantees issued to our customers and exchange rate expenses. The increase in financial expenses was due to changes in foreign currency rates, mainly the strengthening of the NIS against the U.S. dollar in 2015.

Income Tax

We recorded a tax expense of $197,000 for the year ended December 31, 2015 compared to tax expense of $1,675,000 in 2014. Tax expenses were mainly due to a utilization of deferred tax assets established in 2013.

Net Income

As a result of the factors described above, our net income for the year ended December 31, 2015 was $1,019,000 compared to net income of $6,201,000 in 2014, a decrease of 84%. This decrease is mainly related to the increase in our cost of revenue and operating expenses offset by a decrease in income tax expense.

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013

Revenues

Our total revenues in 2014 were $29,703,000 compared to $8,822,000 in 2013, an increase of 237%. This increase is mainly related to new ∑ID division multiyear projects, in the amount over $54 million, received and partially deployed and recorded during 2014.

As at the end of 2014 the Company completed new customer’s deployment of approximately 60% in average of two of our new ∑ID division’s projects for which the Company recorded $17,985,000 in 2014. In 2014 recurring revenue amounted to $11,718,000 out of which $7,577,000 relates to projects from customer relations acquired in the acquisition of OTI’s SmartID division in 2014.

Gross Profit

Our gross profit in 2014 was $22,402,000 compared to $6,926,000 in 2013, an increase of 223%. The gross profit margin for 2014 was 75% compared to 79% in 2013. The decrease in our gross profit margins is partially attributable to changes in our mix of revenues in 2014 due to deployment of new projects with lower gross margin, and due to $441,000 of amortization related to SmartID division software and IP assets acquired in 2013.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2013	1.8	(7.0)	8.8
2014	(0.2)	12	(12.2)
2015	(1.0)	0.3	(1.3)

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. Historically, we have not used any hedging instruments,but in the future if we expect the fluctuation to have major effect on our operations, we may use such instruments.

Conditions in Israel

We are organized under the laws of, and our principal executive offices and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2013, 26.5% in 2014 and 26.5% in 2015. Our effective tax rate as for the years ended December 31, 2015 and 2014 was 18% and 21%, respectively. For the year ended December 31, 2013, we had a negative effective tax rate.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of December 31, 2015, our cash and cash equivalents totaled $22,246,,000 compared to $4,789,000 as of December 31, 2014. From our organization in 1988 to December 31, 2015, our principal source of financing was public and private offerings of our equity and debt as well as positive cash flow during 2014. As of December 31, 2015, our restricted bank deposits totaled $3,274,000, related mainly to one ongoing contract. This amount is supposed to be released within the next 3 months.

We have accumulated net losses of approximately $29,822,000 from our inception through December 31, 2012.

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

In June 2015, we completed a follow-on public offering of 2,415,000 of our ordinary shares and received net proceeds of $27.1 million.

We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Net cash provided by (used in) operating activities	(3,674)	6,271	(567)
Net cash used in investing activities	(1,598)	(5,685)	(9,067)
Net cash provided by (used in) financing activities	22,729	1,530	12,082
Net increase in cash and cash equivalents	17,457	2,116	2,448
Cash and cash equivalents at beginning of period	4,789	2,673	225
Cash and cash equivalents at end of period	22,246	4,789	2,673

Net cash used in operating activities for the year ended December 31, 2015 was $3,674,000, compared to net cash provided by operating activities of $6,271,000 during the year ended December 31, 2014, a decrease of $9,945,000. The decrease was primarily due to a decrease in our net income for the year, a decrease in advances from customers and an increase in inventories.

Net cash used in investing activities during the year ended December 31, 2015 was $1,598,000, compared to $5,685,000 during the year ended December 31, 2014. The decrease was primarily due to a decrease in restricted bank deposits, purchase of intangible assets and acquisition of a business.

Net cash provided by financing activities during the year ended December 31, 2015 was $22,729,000, compared to $1,530,000 during the year ended December 31, 2014. The increase was primarily due to proceeds received from our follow-on public offering in June 2015 offset by treasury shares acquired.

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

Net cash used by investing activities during the year ended December 31, 2014 was $5,685,000, compared to $9,067,000 during the year ended December 31, 2013. The decrease was primarily due to the acquisition of the SmartID division of OTI during 2013.

Net cash provided by financing activities during the year ended December 31, 2014 was $1,530,000, compared to $12,082,000 during the year ended December 31, 2013, as a result of the underwritten follow-on offering of ordinary shares we completed in December 2013.

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

We recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on either, contract milestones, costs incurred to total cost (cost-to-cost method) such as percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2015, no such estimated losses were identified.

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

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2015 and 2014 we have long term contracts that will continuing to be deployed in 2016 and going forward. As of December 31, 2013, all the long-term contracts were completed and their related revenues were recognized in full.

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

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The expenses related to doubtful accounts were $1,576,000 and $0.0 for the years ended December 31, 2015 and 2014, respectively.

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

In June 2015, we completed a follow-on public offering of 2,415,000 of our ordinary shares and received net proceeds of $27.1 million. We used the proceeds for general corporate purposes, including working capital.

During the three years ended December 31, 2015, 2014 and 2013, our capital expenditures totaled approximately $2,640,000, $544,000 (not including our acquisition of the SmartID division and Prevision Ltd.), and $103,000, respectively.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID division and our acquisition of LCA.

C.	Research and Development

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-ID, M2M, Cyber Security and SFS divisions. As of December 31, 2015, the number of employees in our research and development activities was 45. We spent $5,657,000 (out of which $2,099,000 were capitalized as cost of software to be sold), $3,359,000 and $564,000 on research and development in 2015, 2014 and 2013, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of electronic monitoring markets, e-ID, wireless ID and mobile payments. We intend to continue to research and develop new technologies and products for the electronic monitoring market, e-ID and wireless ID. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of Item 5:"Operating and Financial Review and Prospects" for a description of the Trend information relevant to us.

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2015:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	4,480	4,480	-	-	-
Operating lease obligations	2,623	908	1,470	245	-
Total contractual cash obligations	$7,103	5,388	1,470	245	-

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable, purchase obligations and lease agreements for facilities. We are not a party to any capital leases. The above table does not include net obligations in respect of long-term employee benefits in the amount of $125,000 as of December 31, 2015.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Tsviya Trabelsi	58	Chairperson of the Board
Menachem Mirski	60	Director (2)(3)
Avi Ayash	44	External Director (1)(2)(3)
Shlomit Sarusi	58	External Director (1)(2)(3)

(1)	“External Director” as defined in the Israeli Companies Law
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Tsviya Trabelsi, our Chairperson, is married to Arie Trabelsi, our Chief Executive Officer, and Ordan Trabelsi, our President, SuperCom Inc. and Barak Trabelsi, our Vice President, M2M, are their sons.

Tsviya Trabelsi has served as a director since November 15, 2012 and pursuant to the approval of our shareholders, as the Chairperson of our Board since December 27, 2012. Prior to that, Mrs. Trabelsi served as our Chairperson from July 2010 until December 2011. Mrs. Trabelsi is a certified public accountant with financial management experience in Israel and the United States. Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd., or Sigma, a wireless, security and internet focused company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel Aviv.

Menachem Mirski has served as a director of our company since July 25, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 27 years of experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Shlomit Sarusi has served as an external director and as a member of our audit committee since December 27, 2012. She is the founder and the CEO of HCC Ltd, an e-commerce and smart e-payment solutions provider. Mrs. Sarusi has more than 14 years of experience in the development and deployment of advanced e-Commerce, e-Payments and CRM - Mobile and Internet based solutions. Mrs. Sarusi has led research, development and implementation of solutions for various departments of the Israeli Defense Forces for over 14 years. Mrs. Sarusi holds a BA degree in Statistics and an MBA degree from Ben-Gurion University.

Avi Ayash has served as an external director and as a member of our audit committee since December 8, 2011. Mr. Ayash is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and a member of its investment committee. Mr. Ayash has more than 17 years of experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and an MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

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

Executive Officers and Key Employees

Our executive officers and certain key employees are:

Name	Age	Position
Arie Trabelsi*	58	President and Chief Executive Officer
Shahar Marom*	37	Acting Chief Financial Officer
Oren Akirav*	40	Vice President Finance and Chief Accounting Officer
Shai Vardi*	51	Vice President, Secure Financial Services
Barak Trabelsi*	30	Vice President, M2M
Guy Karsenti*	45	Vice President, Cyber
Eli Basson*	56	Vice President, ∑ ID
Ziv Koren	48	Vice President, Business Development, Africa
Ordan Trabelsi	31	President, SuperCom Inc.

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

Shahar Marom. Mr Marom joined us in September 2013 as our Controller. He has served as our Acting Chief Financial Officer since January 1, 2016. He has over 9 years’ experience of finance and accounting leadership in a variety of finance positions and as a senior auditor in Somekh Chaikin - Certified Public Accountants (Israel), a member firm of KPMG International in Israel. Prior to joining SuperCom, he served for four years as Vice Controller of 012 Smile Communication, traded on the NASDAQ Global Market, and two years as Vice Controller of Partner Communication Ltd. traded on the NASDAQ Global Market. Mr. Marom holds a B.A in Economics and accounting from the Tel Aviv University and is a Certified Public Accountant in Israel.

Oren Akirav. Mr Akirav joined us in January 2016 as our Vice President of Finance and Chief Accounting Officer. He has over 10 years’ experience of finance and accounting leadership, including serving as the group controller of SodaStream international Ltd, traded on the NASDAQ Global Market, and as a senior manager in KPMG Somekh Chaikin - Certified Public Accountants (Israel), a member firm of KPMG International in Israel.  Mr. Akirav holds a B.A in business administration and accounting from the Management and Administration College in Rishon Lezion and is a Certified Public Accountant in Israel.

Shai Vardi. Mr. Vardi joined us in November 2014 as Vice President of SFS. Prior to joining us Mr. Vardi served for 10 years as an Executive Vice President & CIO at Israel Discount Bank (DSCT:IL), where he lead the bank’s technology and planning divisions and global IT operations. Prior to that, he served for seven years as Commander / Colonel in the Israel National Police as the head of information technology. Mr. Vardi brings over 20 years of experience as an executive in the technology industry, including managing large scale divisions with over a thousand employees and hundreds of million dollars’ projects. He is an expert in financial technology, cyber security and homeland security. Mr. Vardi holds a BSc. degree in Industrial and Information Engineering from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.

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

Guy Karsenti. Mr. Karsenti joined us in January 2015 as Vice President of Cyber. Until joining us, Mr. Karsenti served as the Founder and CEO of Prevision Data Security Ltd. where he personally served as cyber security home consultant for large organizations in the global arena. Prior to that, he served as the CTO of a large consultancy firm and as VP R&D of several startup companies. Mr. Karsenti brings over more than 20 years of experience in cyber and information security, as high end consultant for governance and large scale organizations, including cyber strategy and technological innovation for defense practice designed for critical infrastructure, finance, telecommunication and large scale IT infrastructure. He is an expert in cyber security solution development and product development for an industry that has evolved from a standard security threats model to larger cyber security risks. Mr. Karsenti holds a BSc. degree in Biotech from the Tel Hai College

Elli Basson. Mr. Basson has been associated with SuperCom and OTI’s SmartID division for the last 15 years, and brings over 26years of experience in customer management, R&D and sales and marketing positions. Mr. Basson brings extensive experience in the governmental e-ID markets including projects’ implementations, project financing and initiated e-ID technology platform implemented in several projects. Prior to joining SuperCom in January, 2014, Eli served as the VP of the Smart ID Division at OTI since December, 2006. Prior to OTI, Eli served for 10 years in various positions at SuperCom, Eldor Computers and Orbotech. Mr. Basson holds a Master's degree in Management and a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Ziv Koren.   Mr. Koren joined SuperCom in December 2013 as VP Business Development Africa. Has more than 16 years of experience in global business development including in emerging countries. Prior to joining SuperCom, Mr. Koren was the CEO of OTIgnia, a subsidiary of On Track Innovations Ltd. Mr. Koren holds B.Sc. and M.Sc. degree in Industrial and System Engineering.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2015.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (12 persons)	$1,268,000	$128,000

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2015 was approximately $1,396,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2015, we had set aside approximately $128,000 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,060 plus approximately $657 for every board or audit committee meeting attended.

As of December 31, 2015, our directors and executive officers as a group, then consisting of 9 persons, held options to purchase an aggregate of 71,500 ordinary shares, of which 6,000 were exercisable as of December 31, 2015, at an exercise price of $3.09 per share. All the options will expire during the years 2019 to 2020.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2015 as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Eli Basson Vice President, ∑ ID	198,000	99,000	-	297,000
Simona Green(3) Chief Financial Officer	156,000	28,000	87,000	271,000
Ziv Koren Vice President, Africa	164,000	102,000	-	266,000
Billy Gurevich Chief Legal Officer	153,000	22,000	58,000	233,000
Shai Vardi Vice President, Secure Financial Services	206,000	-	24,000	230,000

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2015 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 11C to our audited consolidated financial statements for the year ended December 31, 2015.

(3)	Reflects compensation until November 23, 2015.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Tsviya Trabelsi	Director and Chairperson of the Board	November 15, 2012	Next annual general meeting
Avi Ayash	External Director	December 8, 2011	December 8, 2017
Shlomit Sarusi	External Director	December 27, 2012	December 27, 2018
Menachem Mirski	Director	July 25, 2010	Next annual general meeting

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

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Mr. Ayash, who will hold office until December 2017 and Mrs. Shlomit Sarusi, who will hold office until December 2018.

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

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, proposed by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm, or its representative. Our board of directors appointed Yoav Ben-Dor & Co, as our internal auditor.

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

As of December 31, 2015, 2014 and 2013, we had 138, 83, and 58 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013

Research, Development & Operations	97	52	37
Marketing and Sales	23	15	12
Administration	18	16	9
Total	138	83	58

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013

Israel & Europe	132	76	53
United States	5	6	3
Other	1	1	2
Total	138	83	58

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of May 12, 2016 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Tsviya Trabelsi(3)	4,009,672	26.7%

Menachem Mirski	—	—

Avi Ayash	—	—

Shlomit Sarusi	—	—

All executive officers and directors as a group (11 persons)	4,118,172	27.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,001,265 ordinary shares issued and outstanding as of May 12, 2016.

(3)	Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board, her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 4,009,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2015, 102,959 options were exercisable and 516,432 options were outstanding.

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

In June 2013, the Option plan was extended for another period of 10 years, until December 31, 2023.

During 2015, we issued options to purchase up to 500,530 of our ordinary shares to our executive officers. The options (the fair value of which was estimated to be $3,974 based upon the Black-Scholes option pricing model) have a weighted average exercise price of $5.80. Of such options, 41,882 were exercised and 81,000 were cancelled during 2015.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	137,855	2.64	204,931	2.06	128,952	4.12
Granted	500,530	5.80	36,765	1.86	152,949	0.72
Exercised	(65,411)	3.10	(100,441)	0.82	(6,000)	0.85
Canceled and forfeited	(85,542)	6.64	(3,400)	13.00	(70,970)	5.74
Outstanding at end of year	487,432	5.12	137,855	2.64	204,931	2.06
Exercisable at end of year	95,709	4.81	44,618	5.90	78,457	4.25

The weighted average fair value of options granted during the reported period was $7.94 per option for the year ended December 31, 2015. The fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the 2015 grants: risk-free rate of 1.28%, dividend yield of 0%, expected volatility factor of 362.86%, and expected term of 3.11 years. The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized compensation expenses related to our share-based employee compensation awards of $1,529,000, $173,000, and $32,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2015	2014	2013
	$	$	$
Cost of revenues	264	-	-
Research and development expenses	311	35	20
Selling and marketing expenses	249	-	-
General and administrative expenses	705	138	12
	1,529	173	32

The options outstanding and exercisable as of December 31, 2015, have the following ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2015	Weighted average exercise price	Aggregate intrinsic value
$0.00-0.85	97,512	6.61	0.68	442,471	38,687	0.67	175,906
$3.00-5.00	237,648	3.04	4.40	195,625	28,000	4.31	25,395
$7.00-10.00	145,000	4.09	8.57	-	21,750	7.92	-
$18.75-22.00	7,272	1.33	19.43	-	7,272	19.43	-
Total	487,432	4.04	5.12	638,096	95,709	4.81	201,301

The total intrinsic value of options exercised for the years ended December 31, 2015, 2015 and 2013 was $138, $943 and $23, respectively, based on our company’s average stock price of $9.39, $9.17, and $2.63, during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2015 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2015	93,237	$1.58
Granted	500,530	$7.94
Vested	(128,294)	$6.35
Forfeited and canceled	(81,000)	$7.62
Non-vested at December 31, 2015	384,473	$6.95

As of December 31, 2015 and December 31, 2014, there was $3,069 and $121, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of May 12, 2016 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of May 12, 2016, 15,001,265 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Wave Ltd	4,009,672	26.6%

Boston Partners	1,358,533	9.05%

Lazarus Management	1,158,533	7.72%

Heartland Advisors Inc.	956,138	6.37%

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of May 12, 2016, and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. and Mr. Trabelsi may be deemed to beneficially own the 4,009,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd.is Tsufit 7, Caesarea, 38900, Israel.

Significant Changes in the Ownership of Major Shareholders

As of May 12, 2016, Lazarus Management beneficially owned 1,158,533 shares, or 7.72%, of our then outstanding ordinary shares.

As of March 23, 2015, Lazarus Management beneficially owned 1,465,419 shares, or 10.6%, of our then outstanding ordinary shares.

As of May 12, 2016, Boston Partners beneficially owned 1,358,533 shares, or 9.06%, of our then outstanding ordinary shares.

As of March 23, 2015, Boston Partners beneficially owned 0 shares, or 0%, of our then outstanding ordinary shares.

As of May 12, 2016, Heartland Advisors Inc. beneficially owned 956,138 shares, or 6.37%, of our then outstanding ordinary shares.

As of March 23, 2015, Heartland Advisors Inc. beneficially owned 0 shares, or 0%, of our then outstanding ordinary shares.

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of May 12, 2016, there were approximately 27 record holders, of which 12 record holders holding approximately 76.1% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 75.7% of our outstanding ordinary shares as of such date).

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

Mr. Trabelsi served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date. At the May 9, 2013 general meeting of shareholders, shareholders approved the payment of management fees of $10,600 per month to Mr. Trabelsi plus social benefits and an annual bonus of up to the greater of 2% of annual net profit or 0.5% of annual revenue. The annual bonus may not exceed the total amount of Mr. Trabelsi’s annual salary

As of December 31, 2015, we had accrued $77 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2013 ranged from NIS 10,000 up to NIS 1,965,000 and bore no interest. Currently, there are no outstanding loans from Mrs. and Mr. Trabelsi. Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1 million as additional support to an unused credit line offered to us by one our banks.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2015.

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

Year	High	Low

2011	$0.59	$0.17
2012	$0.85	$0.04
2013	$5.65	$0.30
2014	$13.78	$4.85

2015	$13.84	$3.44

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ and the OTCQB market.

	High	Low

2014
First Quarter	$6.84	$4.85
Second Quarter	$10.27	$6.37
Third Quarter	$13.34	$8.35
Fourth Quarter	$13.78	$9.37

2015
First Quarter	$10.21	$7.54
Second Quarter	$13.84	$8.44
Third Quarter	$12.68	$7.73
Fourth Quarter	$8.75	$4.46

2016
First Quarter	$5.25	$3.70

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
October 2015	$8.61	$7.52
November 2015	$8.75	$4.60
December 2015	$5.35	$4.46
January 2016	$5.25	$4.64
February 2016	$5.20	$4.39
March 2016	$5.07	$3.70
April 2016	$4.43	$3.59
Through May 12, 2016	$3.87	$3.44

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are authorized to issue 18,000,000 ordinary shares par value NIS 0.25 per share, of which 15,001,265 ordinary shares were outstanding as of May 12, 2016.

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

The Board of Directors may meet and adjourn its meetings as it deems fit, provided, however, that the board must meet at least once in every three months period. A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board is not less than 30% of the number of directors and in any event not less than two directors. Issues arising at any Board of Directors’ meeting are decided by a majority of votes cast at the meeting. In lieu of a board meeting a resolution may be adopted in writing if signed by all directors or to which all of the directors have agreed in writing or by telephone or facsimile, and a meeting may also be held through telephone conference or other communications means, provided however that all participants may hear each other simultaneously. A resolution in writing signed by all of the directors, shall be as valid and effective for all purposes as if passed at a meeting of the Board of Directors duly convened and held, and for the purpose of the foregoing "director" shall include, if duly appointed therefore, a substitute director.

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

Approval of a Compensation Policy for Office Holders

In accordance with the Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy needs to be approved no later than September 2013 by the board of directors, after consideration of the recommendations of the compensation committee and by the majority of the company's shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

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

While we have numerous contracts with customers, representatives, distributors and landlords, except as described in Item 4. Information on the Company – Business Overview – Key Customer Contracts and except for the Asset Purchase Agreement with OTI from August 2013, as outlined in Item 5. Operating and Financial Review and Results – Operating Results – Acquisition of SmartID Division of OTI, we do not deem any such individual contract to be material contracts which are not in the ordinary course of our business.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 26.5% in 2015 (2014: 26.5%; 2013: 25%).

On August 5, 2013 the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2015 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2015), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2015 net income of approximately $1.5 million.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on that assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2014	2015
Audit fees	$120,000	$135,000
Audit-related fees	$-	$22,500
Tax fees	$5,000	$7,000
All other fees(*)	$-	$200.000
Total	$125,000	$364,500

(*)	Includes mailing Due Diligence

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SUPERCOM LTD.

We have audited the accompanying consolidated balance sheets of Supercom LTD and subsidiaries ("the Company") as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles, generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2016, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

May 16 , 2016

To the Board of Directors and Shareholders of

SUPERCOM LTD.

We have audited the internal control over financial reporting of Supercom LTD. and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated May 16, 2016 expressed an unqualified opinion on those financial statements.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

May 16 , 2016

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2015	2014
CURRENT ASSETS
Cash and cash equivalents	22,246	4,789
Restricted bank deposit	3,274	5,195
Trade accounts receivable, net of allowance for doubtful accounts of $1,576 and $4,390 as of December 31,2015 and 2014, respectively (Note 14)	15,122	11,628
Deferred tax short term	2,639	3,958
Other accounts receivable and prepaid expenses (Note 3)	1,199	1,190
Inventories, net (Note 4)	3,602	1,614
TOTAL CURRENT ASSETS	48,082	28,374

LONG-TERM ASSETS
Severance pay funds (Note 2.j)	216	325
Deferred tax long term	1,433	301
Property and equipment, net (Note 6)	888	616
Customer Contracts	4,052	4,587
Software and other IP	4,595	4,949
Other Intangible assets (Note 7)	1,988	-
Goodwill	4,688	3,722

TOTAL ASSETS	65,942	42,874

CURRENT LIABILITIES
Trade accounts payable	3,705	2,892
Employees and payroll accruals	1,488	944
Related parties	77	341
Accrued expenses and other liabilities (Note 8)	2,917	2,755
Advances from customers	-	2,864
Short-term liability for future earn-out	2,051	2,870
TOTAL CURRENT LIABILITIES	10,238	12,666

LONG-TERM LIABILITIES
Long-term liability for future earn-out	931	1,477
Accrued severance pay	341	425
TOTAL LONG TERM LIABILITIES	1,272	1,902

TOTAL LIABILITIES	11,510	14,568

SHAREHOLDERS’ EQUITY (Note 11)
Ordinary shares, NIS 0.25 par value - authorized 18,000,000
shares, 15,493,615 shares issued and outstanding at December 31, 2015 and 13,742,585 shares issued and outstanding at December 31, 2014	1,053	937
Additional paid-in capital	83,201	58,210
Accumulated deficit	(29,822)	(30,841)
Total shareholders’ equity	54,432	28,306

Total liabilities and shareholders’ equity	65,942	42,874

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2015	2014	2013

REVENUES	28,340	29,703	8,822
COST OF REVENUES	10,446	7,301	1,896
GROSS PROFIT	17,894	22,402	6,926

OPERATING EXPENSES:

Research and development	3,669	3,359	564
Sales and marketing	6,611	7,036	3,158
General and administrative	3,947	2,773	1,183
Other expenses	2,174	1,225	507
Total operating expenses	16,401	14,393	5,412

OPERATING INCOME	1,493	8,009	1,514

Financial expenses, net	(277)	(133)	(156)

INCOME BEFORE INCOME TAXES	1,216	7,876	1,358

Income tax benefit (expense)	(197)	(1,675)	5,108

NET INCOME FOR THE YEAR	1,019	6,201	6,466

NET INCOME PER SHARE:

Net income per share:
Basic	0.07	0.46	0.71

Diluted	0.07	0.45	0.70

Shares used in calculation of net income per share:
Basic	15,047,496	13,560,490	9,107,130

Diluted	15,202,303	13,662,151	9,194,865

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Ordinary Shares			Amount of liability
	Number of Shares	Share capital	Additional Paid-in Capital	extinguished on account of shares	Accumulated deficit	Total Shareholders’ Equity

Balance as of January 1, 2013	8,651,703	574	43,518	127	(43,508)	711
Exercise of options and warrants	155,141	11	129	-	-	140
Shares, warrants issued in connection with extinguishments of liabilities (see Note 11d)	1,027,300	72	55	(127)	-	-
Issuance of share capital, net of issuance costs	3,450,000	247	11,796	-	-	12,043
Stock- based compensation	-	-	32	-	-	32
Net income for the year	-	-	-	-	6,466	6,466

Balance as of December 31, 2013	13,284,144	904	55,530	-	(37,042)	19,392
Exercise of options	100,441	7	75	-	-	82
Issuance of share capital, net of issuance costs	358,000	26	2,432	-	-	2,458
Stock- based compensation	-	-	173	-	-	173
Net income for the year	-	-	-	-	6,201	6,201

Balance as of December 31, 2014	13,742,585	937	58,210	-	(30,841)	28,306
Exercise of options and warrants	110,966	7	186	-	-	193
Issuance of share capital ,net of issuance cost	2,415,000	159	26,967	-	-	27,126
Treasury shares acquired	(774,936)	(50)	(3,691)	-	-	(3,741)
Issuance of warrants	-	-	503	-	-	503
Stock based compensation	-	-	1,026	-	-	1,026
Net income for the year	-	-	-	-	1,019	1,019

Balance as of December 31, 2015	15,493,615	1,053	83,201	-	(29,822)	54,432

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2015	2014	2013
CASH FLOWS - OPERATING ACTIVITIES
Net income for the year	1,019	6,201	6,466

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	1,673	1,615	48
Stock-based compensation	1,529	173	32
Deferred tax	187	1,854	(5,080)
Capital loss on disposal of property and equipment	-	1	-
Increase in trade receivables, net	(3,666)	(8,532)	(1,498)
Decrease (increase) in other accounts receivable and prepaid expenses	39	2,175	(2,779)
Increase in inventories, net	(1,988)	(907)	(84)
Increase (decrease) in trade payables	721	1,203	(142)
Increase in employees and payroll accruals	404	525	257
Increase (decrease) in accrued severance pay	(110)	26	163
Increase (decrease) in advances from customer	(2,864)	2,864	-
Increase (decrease) in accrued expenses and other liabilities, related parties and liability for earn-out	(618)	(927)	2,050

Net cash provided by (used in) operating activities	(3,674)	6,271	(567)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(541)	(544)	(103)
Capitalization of software development costs	(2,099)	-
Acquisition of a business entity	(988)	-	(8,788)
Decrease (Increase) in severance pay fund	109	(31)	(91)
Restricted bank deposits, net	1,921	(5,110)	(85)

Net cash used in investing activities	(1,598)	(5,685)	(9,067)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit, net	-	(1)	(101)
Treasury shares acquired	(3,741)	-	-
Proceeds from issuance of share capital, net of issuance costs	27,126	2,458	12,043
Payment of liability for future earn-out in business combination	(849)	(1,009)*	-
Proceeds from exercise of options and warrants, net	193	82	140
Net cash provided by financing activities	22,729	1,530	12,082

Increase in cash and cash equivalents	17,457	2,116	2,448
Cash and cash equivalents - beginning of year	4,789	2,673	225

Cash and cash equivalents - end of year	22,246	4,789	2,673

(*) Reclassified from investing activities

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

In June 2015 the Company has completed an offering which included an issuance of 2,415,000 shares with total net proceeds of $27,126 thousands.

As of December 31, 2015, the Company’s principal activities were conducted mainly through SuperCom Ltd. and Supercom Inc. and through SuperCom Tanzania and SuperCom Ecuador that were acquired in December 2013 as part of the acquisition of the SmartID division.

c.	Concentration of risk that may have a significant impact on the Company:

In year 2015, the Company derived most of its revenues from five major customers (2014 four major customers). Throughout the 2013 period the Company derived most of its revenues from one major customer. See also Note 13c.

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

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined for all types of inventory using the moving average cost method.

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

Severance expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $607, $308 and $128, respectively.

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

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2015, no such estimated losses were identified.

The Company’s management believes that the use of the percentage of completion method is appropriate in these cases since most of our contracts specify milestones achievements in details, as to allow determination of progress made towards completion. In addition, our contracts include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement.

In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

Revenues from maintenance services are recognized over the term of the contracts.

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2015, the Company had no allowance for customer returns at an insignificant amount.

Warranty period is usually 12 months. Based primarily on historical experience, the Company does not provide for warranty costs when revenue is recognized, since such costs are not material.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

l.	Research and development costs and software development costs:

Research and development costs are expensed as incurred. Software development costs eligible for capitalization are accounted for in accordance with 985-20 Software — Costs of Software to be Sold, Leased or Marketed. Capitalization of software development costs for products to be sold to third parties begins upon the establishment of technological feasibility and ceases when the product is available for general release. Amortization is calculated and provided over the estimated economic life of the software, using the straight-line method. Amortization commences when developed software is available for general release to clients.

The estimated useful life of capitalized software development costs is between 3 to 5 years.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2015, 2014 or 2013 financial statements.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company's trade receivables are derived from sales to limited number of customers located primarily in Eastern Europe, Africa, the United States and Ecuador. The Company performs ongoing credit evaluations of its customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

Cash and cash equivalents and restricted cash deposits are deposited with major banks in Israel and the United States. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company has no significant off-balance-sheet concentration of credit risk.

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

The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 392,124, 35,193 and 121,196 for the years ended December 31, 2015, 2014 and 2013, respectively.

p.	Fair value of financial instruments:

At December 31, 2015 and 2014, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such financial instruments.

q.	Accounting for stock-based compensation:

Stock-based compensation, including grants of stock options, is recognized in the consolidated statement of operations as an operating expense, based on the fair value of the award on the date of grant. The fair value of stock-based compensation is estimated using an option-pricing model.

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

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014
	$	$

Prepaid expenses	176	55
Government institutions	780	945
Others	243	190

	1,199	1,190

NOTE 4:	INVENTORIES, NET

	December 31,
	2015	2014
	$	$

Raw materials, parts and supplies	928	759
Finished products	2,674	855

	3,602	1,614

As of December 31, 2015 and 2014, inventory is presented net of write offs for slow inventory in the amount of approximately $151 and $121, respectively.

NOTE 5:	ACQUISITION

Purchase agreement with OTI

On August 13, 2013, the Company entered into an asset purchase agreement with OTI, to acquire OTI’s SmartID Division, including all contracts, software, other related technologies and IP assets. The acquisition closed on December 26, 2013.

The Company agreed to pay OTI $10 million and contingent consideration of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingent payments include the net amounts raised by us in future public offerings (if any) as well as the revenues generated from new e-ID projects that will be received either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following August 13, 2013. Earn-out payments are capped at $7.5 million, and are due and payable annually, for a period of seven (7) years from the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if the Company receive certain new projects or in the event that the Company sell all or substantially all of the assets or contractual rights of the e-ID activities to a third party. In 2015 and in 2014, the Company paid an amount of $0.8 million and $1million respectively, based on the earn-out mechanism agreed.

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

In April, 2016 the Company has concluded further negotiations with OTI with respect to the earn-out liability following by which an agreement with OTI was signed. Under this agreement the remaining earn-out amount was set to a maximum $3,550, out of which an amount of $2,050 was paid at the beginning of May, 2016 and the remaining amount of $1,500 will be subject to the original earn out mechanism.

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

The following table summarizes the calculation of the acquisition price, including the estimated fair value of the liability for future earn-out as of the acquisition date:

Cash paid to OTI upon Closing	$8,788
Contingent consideration:
Short-term	1,950
Long-term	3,359

Total fair value of consideration paid	$14,097

The following table summarizes the estimated fair values of the intangible assets acquired from OTI:

Customer contracts	$5,745
Software and other IP	5,303
Goodwill	3,722
Total intangible assets acquired	14,770

The customer contracts will be amortized over 13 years according to the economic benefit expected from those customers each period, and the software and other IP will be amortized by the straight-line method over 15 years.

Depreciated cost amounts to $11,988 as at December 31, 2015. Depreciation cost amounted to $1,271 and $1,511 in 2015 and 2014, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	ACQUISITION (cont.)

The expected intangible assets amortization expenses for the customer contracts and for software and other IP, are as follows:

$
2016	1,101
2017	966
2018	855
2019	764
2020	690
2021	629
2022-2028	3,261

Purchase of Prevision Ltd.

In November, 2015 the Company acquired 100% of the shares of Prevision Ltd. (“Prevision”), a cyber security company domiciled in Israel. The acquisition was accounted for as a business combination. The total consideration of $1.1 million assumed liabilities, net, of $0.3 million and $1.4 million recognized as customer relations and goodwill. The purchase agreement includes contingent consideration of annual payments of approximately $250,000 for the next four years. The contingent consideration is subject to service provided by the seller to the company during the earn-out period and therefore is not part of the business combination and accounted as compensation expenses as incurred.

Acquisitions completed subsequent to December 31, 2015

Refer to note 16, Subsequent events.

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
	$	$
Cost:

Computers and peripheral equipment	1,131	726
Office furniture and equipment	351	230
Leasehold improvements	295	192
Vehicle	29	-
	1,806	1,148
Accumulated depreciation:
Computers and peripheral equipment	648	360
Office furniture and equipment	202	160
Leasehold improvements	39	12
Vehicle	29	-
	918	532
Depreciated cost	888	616

(1) Depreciation expenses for the years ended December 31, 2015, 2014 and 2013, were $291, $103 and $48, respectively.

(2) Property plant and equipment in connection with business combination includes cost of $117 and depreciated cost of $95.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS

Other Intangible assets include development costs of software to be sold, eased or marketed. Development costs capitalized in during the year ended December 31, 2015 amounted to $2,099. Amortization expenses for the years ended December 31, 2015 amounted to $111.

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2015	2014
	$	$
Liabilities related with the Smart ID acquisition	813	813
Accrued marketing expenses	838	437
Employees Benefits	495	417
Authorities	113	277
Overheads	129	255
Legal service providers	298	93
Other accrued expenses	231	463
	2,917	2,755

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending 2016 to 2019. The monthly lease amount, including management fees of the leased property, is approximately $76.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2016	908
2017	735
2018	735
2019	245
2,623

b.	Guarantees, indemnity and liens:

1.	The Company issued bank guaranties in the total amount of $2.9 million as a part of the ongoing terms of the contracts with existing customers and for tenders.

2.	The Company issued a bank guarantee of up to NIS 510 ($131 as of December 31, 2015) to the owners of its new offices in Herzliya on February 5, 2014.

3.	On April 29, 2012, the Company’s board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Company’s current and former chairmen of the board of directors, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company, such as to a bank in order to secure short-term loans that are given by them from time to time to the Company.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation:

As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements.

NOTE 10:	INCOME TAX

a.	Changes in Israeli corporate tax rates:

The regular corporate tax rate in Israel in 2015 is 26.5% (2014: 26.5%; 2013: 25%).

On August 5, 2013 the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016.

b.	Non-Israeli subsidiaries are taxed according to the tax laws of the countries in which they are located.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

	December 31,
	2015	2014
	$	$

Operating loss carry forwards	7,656	8,081
Reserves and allowances	1,629	1,525

Net deferred tax assets before valuation allowance	9,285	9,606
Valuation allowance	(5,213)	(5,347)

Net deferred tax assets	4,072	4,259

Deferred income taxes consist of the following:
Domestic	4,027	4,259
Valuation allowance	-	-
Net deferred tax assets	4,027	4,259

Foreign	5,258	5,347
Valuation allowance	(5,213)	(5,347)
	45	-

As of December 31, 2015, the Company has provided a valuation allowance of $5,213 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences in its subsidiaries. Other tax loss carryforwards and temporary differences in the amount of $4,072 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.	Carryforward tax losses:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2015 of approximately $9,116 which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $13,617, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2015, SuperCom's subsidiaries in the United States have estimated total available carryforward tax losses of approximately $13,100. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. Approximately $3,413 of the carryforward tax losses of the Company's subsidiary in the U.S, is subject to such limitation.

e.	SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2010.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

f.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2015	2014	2011
	$	$	$

Domestic	915	6,281	1,495
Foreign	301	1,595	(137)
	1,216	7,876	1,358

g.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2015	2014	2013
	$	$	$
Income before income tax, as reported in the consolidated statements of operations	1,216	7,876	1,358
Statutory tax rate in Israel	26.5%	26.5%	25%

Theoretical tax expense	322	2,087	340
Current year carryforward losses and other differences for which a valuation allowance was recorded	2	67	(908)
Changes in valuation allowance	(211)	(1,332)	(3,668)
Changes in foreign currency exchange rate	44	674	(425)
Changes in tax rate	-	-	(334)
Non-deductible expenses and other differences	40	179	(113)

Actual income tax expense (benefit)	197	1,675	(5,108)

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL

a.	The Company's ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

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

In December 2013, 3,450,000 ordinary shares (including the full exercise of an over-allotment option) were issued in an underwritten public offering, for aggregate gross proceeds of $13,800.

During 2014, 358,000 ordinary shares were issued under a security purchase agreement for aggregate gross proceeds of $2,458.

In June 2015, 2,415,000 ordinary shares (including the full exercise of an over-allotment option) were issued in an underwritten public offering, for aggregate gross proceeds of $28,980 (net proceeds of $27,126).

In December 2015, as part of the Company’s stock repurchase plan, the Company repurchased 774,936 shares, at an average cost of $4.80 per share. The repurchased shares were retired in March 2016.

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

During the year 2014, the Company issued option to purchase up to 36,765 shares to several employees and to a service provider of the Company. The options (fair value of which was estimated at $189) have a weighted average exercise price of $1.86 , and of such options, 31,765 were exercised by the end of 2014.

During the year 2015, the Company issued option to purchase up to 500,530 shares to several employees of the Company. The options (fair value of which was estimated at $3,974) have a weighted average exercise price of $5.80, and of such options, 41,882 were exercised and 81,000 were cancelled by the end of 2015.

2.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	137,855	2.64	204,931	2.06	128,952	4.12
Granted	500,530	5.80	36,765	1.86	152,949	0.72
Exercised	(65,411)	3.10	(100,441)	0.82	(6,000)	0.85
Canceled and forfeited	(85,542)	6.64	(3,400)	13.00	(70,970)	5.74
Outstanding at end of year	487,432	5.12	137,855	2.64	204,931	2.06
Exercisable at end of year	95,709	4.81	44,618	5.90	78,457	4.25

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

The weighted average fair value of options granted during the reported periods was $7.94 per option for the year ended December 31, 2015, $5.15 per option for the year ended December 31, 2014 and $1.09 per option for the year ended December 31, 2013.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2015 grants: risk-free rate of 1.28%, dividend yield of 0%, expected volatility factor of 362.86% and expected term of 3.11 years. The following weighted average assumptions were used for the 2014 grants: risk-free rate of 0.34% dividend yield of 0%, expected volatility factor of 314.47% and expected term of 1.9 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its stock-based employee compensation awards and warrants were $1,529, $173, and $32 for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table summarizes the allocation of the stock-based compensation and warrants charge

	Year ended December 31,
	2015	2014	2013
	$	$	$

Cost of revenues	264	-	-
Research and development expenses	311	35	20
Selling and marketing expenses	249	-	-
General and administrative expenses	705	138	12

	1,529	173	32

The options outstanding and exercisable as of December 31, 2015, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2015	Weighted average exercise price	Aggregate intrinsic value
$			$	$		$	$
0.00-0.85	97,512	6.61	0.68	442,471	38,687	0.67	175,906
3.00-5.00	237,648	3.04	4.40	195,626	28,000	4.31	25,395
7.00-10.00	145,000	4.09	8.57	-	21,750	7.92	-
18.75-22.00	7,272	1.33	19.43	-	7,272	19.43	-
	487,432	4.04	5.12	638,097	95,709	4.81	201,301

The total intrinsic value of options exercised for the years ended December 31, 2015, 2014 and 2013 was $138, $943, and $23, respectively, based on the Company’s average stock price of $ 9.39, $9.17, and $2.63, during the years ended on those dates, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2015 and changes during the year ended December 31, 2015 is presented below:

	Options	Weighted– average grant-date fair value

Non-vested at January 1, 2015	93,237	1.58
Granted	500,530	7.94
Vested	(128,294)	6.35
Forfeited	(81,000)	7.62
Non-vested at December 31, 2015	384,473	6.95

As of December 31, 2015, there was $3,069 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans.

d.	Private placements and warrants:

A summary of the Company's warrants activity to investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities) ,to settle obligation to service providers, and related information is as follows:

	Year ended December 31,
	2015		2014		2013
	Number of warrants (*)	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	4,000	20.00	4,000	20.00	864,590	0.55
Granted	48,055	0.38	-	-	0	0
Exercised	(48,055)	0.38	-	-	(844,353)	0.16
Canceled and forfeited	-	-	-	-	(16,237)	16.96
Outstanding at end of year	4,000	20.00	4,000	20.00	4,000	20.00
Exercisable at end of year	4,000	20.00	4,000	20.00	4,000	20.00

(*)	The weighted average remaining contractual life (years) is 0.99. The fair value of the warrants granted amounts to $503.

e.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	RELATED PARTY TRANSACTIONS

a.	On July 25, 2010, the board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as Chairman. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer. On May 12, 2011, the special general meeting approved a service agreement with Mrs. Trabelsi whereby she will receive a monthly fee equal to 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company will bear all reasonable costs and expenses incurred by the Chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. On December 27, 2012, the company’s shareholders at a general meeting of shareholders approved the reappointment of Mrs. Trabelsi as Chairman. On May 9, 2013, the general meeting of shareholders of the Company approved the same management services compensation for Mrs. Trabelsi as those approved in May 2011.

b.	Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

c.	As of December 31, 2015, the Company accrued $77 as expenses arising from related party management services.

d.	On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure short-term loans that are given by them from time to time to the Company. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2010 until 2013 ranged from NIS 10,000 up to NIS 1,965,000. Currently, there are no outstanding loans from Mrs. and Mr. Trabelsi. (Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1 million ($256 as of December 31, 2015)).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC Topic 280, "Segment Reporting".

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2015		2014		2013
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
Africa	25,204	-	24,083	-	903	-
European countries	1,325	-	3,901	-	7,455	-
South America	1,420	-	1,479	-	33	-
United States	121	14	126	16	199	17
Israel	161	874	50	600	232	159
Other	109	-	64	-	-	-

	28,340	888	29,703	616	8,822	176

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

b.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2015	2014	2013
	$	$	$

Raw materials and equipment	9,427	4,982	5,392
Maintenance, royalties and project management	18,913	24,721	3,430

	28,340	29,703	8,822

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2015	2014	2013

Customer A	17%	42%	-
Customer B	30%	19%	-
Customer C	30%	18%	-
Customer D	3%	13%	73%
Customer E	9%	-	-
Customer F	5%	5%	-

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	OTHER EXPENSES

	Year ended December 31,
	2015	2014	2013
	$	$	$

Doubtful debt provision	1,576	1,225	358
Acquisition related expenses	598	-	149
Total	2,174	1,225	507

Bad debt

The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2015	2014	2013
	$	$	$

Balance at beginning of period	4,390	2,084	1,726
Provision during the period	1,576	2,306	358
Doubtful account classified as bad debt	(4,390)	-	-
Reversal of allowance for doubtful account	-	-	-
Balance at end of period	1,576	4,390	2,084

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 15:	FINANCIAL (EXPENSES) INCOME, NET

	2015	2014	2013
	$	$	$
Financial expenses:

Interest, bank charges and fees	(211)	(165)	(67)
Exchange differences, net	(66)	-	(89)

Total financial expenses	(277)	(165)	(156)
Financial income:

Exchange differences, net	-	32	-

Total financial income	-	32	-

Total financial expenses, net	(277)	(133)	(156)

NOTE 16:	SUBSEQUENT EVENTS

a.	In January, 2016 the Company acquired 100% of the shares of Leaders in Community Alternatives (LCA), a company providing electronic monitoring and community-based services. The acquisition amounted to approximately $3,000 not including contingent consideration subject to an earn out provisions, which derive from LCA’s revenues in the years 2016, 2017 and 2018. The acquisition is accounted for as business combination.

b.	Subsequent to the balance sheet date the Company re-purchased 476 thousands of its ordinary shares for a consideration of $2,381. The repurchased shares were retired March, 2016.

c.	In March, 2016 the Company acquired 100% of Safend Ltd, a company providing encryption and data protection solutions. In consideration for the acquisition the Company will provide Safend Ltd. up to $1,500 of working capital to support its business operations through. The acquisition is accounted for as business combination.

d.	On April 18, 2016 we acquired the Assets, IP, Inventory and Receivable of PowaPOS, a division of POWA Technologies Ltd.. PowaPOS provides fully-integrated mobile and tablet-based system innovative POS platform. The assets acquisition’s consideration amounted to approximately $1,135.

e.	In April, 2016 the Company signed an agreement which among others finalizes the earn-out liability in connection with the acquisition of the SmartID Division from OTI. Refer to Note 5a. for additional information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
	Name:	Arie Trabelsi
	Title:	Chief Executive Officer

Dated: May 16, 2016

65