Form 20-F
period 2016-12-31
SuperCom Ltd
filed 2017-05-24
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ordinary Shares, par value NIS 0.25 per share: 14,938,339 (as of December 31, 2016)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced Machine-to-Machine (M2M) solutions, cyber security devices and solutions, secure payment solutions and connectivity products and solutions to governments and private and public organizations throughout the world.

We are comprised of five main divisions: e-ID, M2M, Cyber Security, Secure Financial Solutions (SFS) and Connectivity.

e-ID

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens and visitors.

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-ID, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

On December 26, 2013 we acquired the SmartID division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and intellectual property, or IP, assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-ID solutions and technology. The acquisition significantly expanded the breadth of our e-ID capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

M2M

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

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed products and solutions including the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components,

On January 1, 2015 we acquired Leaders in Community Alternatives, Inc., or LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-ID, M2M and SFS divisions. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

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

Secure Financial Solutions (SFS)

During 2014, we identified the secure financial services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-ID division. Since 2014, we have developed and introduced secure financial services suite of products, the SuperPay TM.

Our SFS division offers a product called SuperPay, which includes a full suite of solutions ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use any smartphone, tablet or existing POS to receive secure mobile payments. SuperPay features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using OTP (one-time password), biometric authentication, and SuperCom’s proprietary SafeMoney TM platform.

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

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and SuperCom believes this technology will be a highly value-added solution to its secure payment customers around the world.

Connectivity

In 2016, as part of our strategy to enhance and broaden our products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd., or Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

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

In this Annual Report, all references to “SuperCom,” the “Company,” “we,” “us” or “our” are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries. On January 24, 2013 we changed our name back to SuperCom Ltd., our original name, from Vuance Ltd.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“US GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2016, was NIS 3.845 per $1.00.

This Annual Report contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D “Key Information - Risk Factors.”

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

The following summary consolidated financial data for and as of the five years ended December 31, 2016 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2016 and as of December 31, 2015 and 2016 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2013 and 2014 have been derived from audited consolidated financial statements not included in this Annual Report. All share and per share data has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.

Income Statement Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	20,025	28,430	29,703	8,822	8,940
Cost of revenues	17,461	10,446	7,301	1,896	1,619
Gross profit	2,564	17,894	22,402	6,926	7,321
Operating expenses:
Research and development	6,718	3,669	3,359	564	313
Selling and marketing	9,970	6,611	7,036	3,158	3,060
General and administrative	7,277	3,947	2,773	1,183	857
Other expenses	713	2,174	1,225	507	1,085
Gain on bargain acquisitions	(10,515)	-	-	-	-
Total operating expenses	14,163	16,401	14,393	5,412	5,315
Operating income (loss)	(11,599)	1,493	8,009	1,514	2,006
Financial income (expenses), net	(303)	(277)	(133)	(156)	1,805
Income (loss) before income tax	(11,902)	1,216	7,876	1,358	3,811
Income tax (expense) benefit	(2,091)	(197)	(1,675)	5,108	1,006

Net income (loss)	(13,993)	1,019	6,201	6,466	4,817

Per Share Data:
Basic earnings per share	(0.93)	0.07	0.46	0.71	0.75
Diluted earnings per share	(0.93)	0.07	0.45	0.70	0.59

	2016	2015	2014	2013	2012
	(U.S. dollars in thousands, except per share data)

Summary of Balance Sheet Data:
Cash and cash equivalents	1,708	22,246	4,789	2,673	225
Total Current Assets	23,038	48,082	28,374	12,109	2,930
TOTAL ASSETS	53,548	65,942	42,874	31,279	3,743
Total Current Liabilities	12,926	10,238	12,666	8,129	2,796
Total Long-term Liabilities	1,898	1,272	1,902	3,758	236
SHAREHOLDERS’ EQUITY (DEFICIT)	38,724	54,432	28,306	19,392	711

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

Although we expect that the acquisitions of the SmartID division of OTI, Prevision, LCA, Safend, Alvarion and PowaPOS will result in benefits to us, we may not realize those benefits due to unforeseen difficulties.

Although we are 3 years into the process of integrating the operations of the SmartID division of OTI, and over 10 months into the process of integrating the operations of Prevision, LCA, Safend, Alvarion and PowaPOS, realizing any of the anticipated benefits of these acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations, and the market price of our ordinary shares may decline as a result.

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

In addition, Safend, Alvarion, and PowaPOS were acquired on an “as is” basis from a bankruptcy administrator or trustee with limited representations, which limits our recourse against the sellers of the acquired businesses after closing, which in turn may expose us to unexpected material losses or expenses after the closing. Our diligence investigations with respect to the acquired businesses were very limited, which may also expose us to unexpected material losses or expenses after the closing. The relationship with most of the customers and suppliers of the acquired businesses have been severed or compromised, and there is no assurance that we will be able to recover such customers and suppliers. As a result, we may decide to discontinue the operation of one or more of the acquired businesses.

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

Purchase price allocation in connection with our acquisition of OTI’s SmartID division, Safend, Alvarion and Prevision requires estimates, which may be subject to change in the future. Future changes to these estimates could impact our future operating results.

The application of purchase price allocation requires that the total purchase price we paid for the SmartID division of OTI, Safend, Alvarion and Prevision be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date. All amounts in excess of or below the fair value are recorded as goodwill or extraordinary profit, as applicable. The allocation process requires an analysis and valuation of acquired assets, including fixed assets, technologies, intellectual properties, deferred tax assets, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies. We identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed in connection with the acquisitions of the SmartID division, Safend, Alvarion and Prevision at their respective estimated fair values as of the date of the acquisition. This process requires estimates by our management and by our expert independent consultant based upon the best available information at the time of the preparation of the financial statements. We have completed the purchase price allocation as reflected in this report. Any future changes to our estimates of the fair value of the assets and liabilities of OTI’s SmartID division, Safend, Alvarion and Prevision, respectively, as of the date of the acquisition could impact our future operating results.

In the three years ended December 31, 2016, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our operating results.

In the year ended December 31, 2016, 32% of our consolidated net revenue is attributable to sales to four large customers.

In the years ended December 31, 2015 and 2014, 94% and 97%, respectively, of our consolidated net revenue was attributable to sales to five large customers. While we expect to be less dependent on these customers in 2017 and in the future because of our expectation to secure more contracts from new customers, a substantial reduction in sales to, or loss of, any of the five customers would adversely affect our business unless we were able to replace the revenue received from those customers, which replacement we may not be able to find.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global markets for our M2M. e-ID, Cyber Security, Connectivity, and Secure Financial Services, or SFS, solutions are highly fragmented and intensely competitive. They are characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as M2M, e-ID, Cyber Security, Connectivity and SFS technology are adopted by public and private sectors around the world, we may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the markets in which our M2M, e-ID, Cyber Security, Connectivity and SFS compete expand, we expect additional competitors to enter the market. We cannot ensure that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

Furthermore, most contracts with governments or with state or public agencies or municipalities or large enterprises are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

In an effort to effectively compete in the electronic monitoring and safety, cyber security, connectivity, e-ID, e-Gov products and services business, we have sought to acquire complementary businesses in the past and we may continue to do so in the future. In the event of any future acquisitions, we could:

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

Although we had profitable operations in five of the last six years ended December 31, 2016, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

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

Our dependence on third-party representatives, resellers and distributors could result in marketing and distribution delays, which would prevent us from generating sales revenues.

We market and sell some of our products and solutions using a network of representatives, resellers and distributers covering the Americas, Europe, Asia and Africa. We establish relationships with such persons through agreements that provide for the marketing and support of our systems and products. These agreements generally do not grant exclusivity to the representative, resellers or distributors, and some of them are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the representative, reseller or distributor. We do not have agreements with all of our representatives, resellers and distributors. We are currently engaged in discussions with additional potential representatives, resellers or distributors. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or profitability.

Our ability to terminate a representative, reseller or distributor who is not performing satisfactorily may be limited. Inadequate performance by a representative, reseller or distributor could adversely affect our ability to develop markets in the regions for which such person is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results are highly dependent upon: (i) our ability to maintain our existing representative, reseller and distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our representatives, resellers and distributors to successfully market our products. A failure to achieve these objectives could result in lower revenues.

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

In order for us to achieve our growth objectives, our e-ID, M2M, cyber security, SFS and connectivity technology and solutions must be adapted to and adopted in a variety of areas, any or all of which may not adopt our technology. These areas include, among others:

•	national ID and e-Government;

•	counties and municipals;
•	public safety;

•	safe and smart cities

•	educational campus;

•	healthcare and homecare; and

•	large enterprises

We cannot accurately predict the future growth rate, if any, or the ultimate size of the e-ID, M2M, Cyber Security, Connectivity and SFS markets. The expansion of the market for our products and services depends on a number of factors such as:

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

If we are unable to develop and sustain our position as a provider of e-ID, M2M, Cyber Security, Connectivity and SFS solutions and services and earn high margins from our technology, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our e-ID, M2M, Cyber Security, Connectivity and SFS based technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying products. While we have had some success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated solutions and services that we believe are likely to produce attractive margins in the future. A significant portion of the value of our e-ID, Cyber Security, Connectivity and SFS technology lies in the development of software, firmware and applications that will permit the use of our products and technology in selected new markets. In contrast, the margins involved in manufacturing and selling M2M and Connectivity based technology can be relatively small and may not be sufficient to permit us to earn an attractive return on our development investments.

Unfavorable global economic conditions may adversely affect our customers, which may directly impact our business and results of operations.

Our operations and performance depend on our target customers, including those from the governmental sector, having adequate resources to purchase our products. The turmoil in the credit markets, the oil price declines and the global economic downturn that commenced in 2008 and intensified in Europe, Africa and Asia in subsequent years generally adversely impacted our target customers. Companies and governmental authorities have reduced or delayed and may continue to reduce or delay their purchasing activities in response to a lack of credit, economic uncertainty, budget deficits and concern about the general stability of markets. Recently, several European, Latin American, and African countries encountered severe economic difficulties which affected the entire Euro-zone, African and Latin American economy. The financial crisis, among other things, resulted in the downgrade of the credit worthiness of several countries in Europe, Latin America and Africa, which affected our customers’ ability and budget to perform projects within these territories. If such economic and market conditions remain uncertain or weaken further, specifically changes that have negatively impacted and may continue to negatively impact the political or economic stability and environment of the countries from which we derive most of our consolidated net revenues, our business and future operations may be materially adversely affected.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2016, 2015 and 2014, approximately 51%, 99.6% and 99.6%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter. As a result of our dependence in the e-ID division on a limited number of customers and our increased reliance on our e-ID and electronic monitoring solutions and products, our revenue has experienced wide fluctuations. We expect that our revenue will continue to fluctuate in the future as we market and implement solutions through our M2M and e-ID divisions. A portion of our sales is not recurring sales; therefore, quarterly and annual sales levels will likely fluctuate. Sales in any period may not be indicative of sales in future periods. In addition, our result may fluctuate from year to year for the following reasons:

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

Other than the litigation described in Item 8A “Consolidated Statements and Other Financial Information - Legal Proceedings,” we have not been subject to material IP litigation to date. We have received demand letters in the past alleging that products or processes of ours are in breach of patents, which we have denied, and after a respective lawsuit has been filed in respect of such claims, it has been resolved and dismissed with no effect on our business or any material cost to us.

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

Sigma Wave Ltd., or Sigma, which is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board, and by her husband, Mr. Arie Trabelsi, is the beneficial owner of approximately 26.9% of our outstanding shares. Such ownership interest gives Sigma the ability to influence and direct our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma will have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2016. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

A significant portion of our intellectual property has been developed by our Israeli employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Israeli Patent Law”), inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “C&R Committee”), a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. The C&R Committee (decisions of which have been upheld by the Israeli Supreme Court) has held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the C&R Committee has not yet set specific guidelines regarding the method for calculating this remuneration or the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into intellectual property assignment agreements with our employees pursuant to which such employees assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

In September 2007, we entered into a definitive agreement to acquire the credentialing division of Disaster Management Solutions Inc., or DMS, for approximately $100,000 in cash and up to $650,000 in royalties’ payable upon sales of the advanced first responder credentialing system named “RAPTOR” during the first twelve months following the acquisition in August 2007. This acquisition complemented our former incident management solutions business and added the RAPTOR system to our former CSMS business, both of which were sold in 2010.

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

During 2012, we altered our strategy with respect to the M2M division to focus on solutions for three growing electronic monitoring vertical markets: (i) public safety, (ii) real time healthcare and homecare and (iii) transportation management. We have enhanced and developed a series of new products and solutions including the Pure Security Suite, Puretag, PureCom, Pure Monitor and PureTrack,

Between 2013 and through 2016, our product depth and global presence was expanded significantly with our acquisitions of the SmartID division of OTI in 2013, Prevision in 2015, and LCA, Safend , the PowaPOS business, and Alvarion in 2016, together with our extensive research and development of new product lines for the electronic identification, machine to machine, cyber security, financial services and connectivity businesses.

On December 26, 2013, we acquired the SmartID division of OTI, including all contracts, software, other related technologies and IP assets. We paid OTI $8.8 million ($10 million less certain closing adjustments) at the closing and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. In April 2016, we had further negotiations with OTI, and entered into an agreement with OTI. Under this agreement, the remaining earn-out amount was reduced to a maximum of $3.55 million, out of which an amount of $2.05 million was paid at the beginning of May 2016. As of December 31, 2016, the remaining contingent earn-out amount is $1.41 million.

On November 12, 2015, we acquired Prevision, an Israeli based cyber security company. We paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism for the next four years. The contingent consideration is subject to service provided by the seller to the company during the earn-out period and therefore is not part of the business combination.

On January 1, 2016 we acquired LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $2.9 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of stand-alone LCA management revenue projections.

On March 13, 2016, we acquired Safend , an Israeli based cyber security company. In consideration for this acquisition, we agreed to provide up to $1.5 million in working capital to Safend to support its activity and growth through a structured debt and equity vehicle and to provide administrative, sales and marketing services and required capital. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. Founded in 2003 and headquartered in Tel Aviv, Israel, Safend sold its products to over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe.

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform, PowaPOS has been deployed in many countries all over the world, and has been integrated by more than 150 cloud-based POS software providers.

On May 18, 2016, we acquired Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency.

B.	BUSINESS OVERVIEW

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced M2M solutions, cyber security devices and solutions, secure payment solutions and connectivity products and solutions to governments and private and public organizations throughout the world.

We are comprised of five main divisions: e-ID, M2M, Cyber Security, SFS and Connectivity.

e-ID

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured Multi-ID, documents and robust digital identity solutions to their citizens and visitors.

We have focused on expanding our activities in the traditional ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

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

M2M

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

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed products and solutions including the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components,

On January 1, 2015 we acquired LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-ID, M2M and SFS divisions. In 2015, we acquired Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

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

Secure Financial Solutions (SFS)

During 2014, we identified the secure financial services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-ID division. Since 2014, we have developed and introduced our secure financial services suite of products, the SuperPay TM.

Our SFS division offers a product called SuperPay, which includes a full suite of solutions ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperPay allows customers to securely make payments using any mobile device (smartphones, tablets or traditional 2G/3G handsets) and allows merchants to use any smartphone, tablet or existing POS to receive secure mobile payments. SuperPay features an array of payment technologies including near field communication (NFC) using host card emulation (HCE), bluetooth low energy (BLE) and audio, and secures payment by using OTP (one-time password), biometric authentication, and SuperCom’s proprietary SafeMoney TM platform.

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

On April 18, 2016 we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in more than 20 countries all over the world, and has been integrated by more than 150 cloud-based POS software providers, and SuperCom believes this technology will be a highly value-added solution to its secure payment customers around the world.

Connectivity

In 2016, as part of our strategy to enhance and broaden our products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

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

The opportunities we see for our e-ID division may have an impact on the number of opportunities for our M2M, SFS, Cyber and Connectivity divisions as well. We have begun to leverage our e-ID existing customer base, and we believe that the expertise and robust innovative solutions in these two segments represent a significant opportunity for SuperCom.

We began introducing our new generation M2M suite, which provides a full solution encompassing proprietary software and active RFID chip technology, to customers in the United States and in Europe, South America and Africa, by exhibiting and demoing to potential customers in those regions. We launched our new generation Pure Security offender monitoring suite in the summer of 2015 and began submitting it to tenders in the public safety market. These tenders range in value from a tens of thousands to tens of millions of dollars.

In January 1, 2016, we acquired LCA, a California based, private criminal justice organization with over 25 years of experience running electronic monitoring programs for government customers in the U.S. It has significantly bolstered our competitive edge in competitive tenders allowing us to offer not only cutting edge technology, but also extensive industry experience. We have since then beat market competitors in competitive processes and have been awarded projects in in various countries around the world including USA, Canada, Latvia, Czech Republic and other countries in Europe and Asia. Following our recent success and status in active tenders, we believe we are well positioned to win additional new projects in 2017 and in years to come.

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

With respect to our Secure Financial Solutions division, research indicates that 2.5 billion people globally are un-banked (meaning they have no bank account or credit card), but over 1 billion of those people have access to mobile phones, which represents our SFS applicable market. We presented our mobile money and mobile payment suite at several large payment conferences and the global market showed interest in our proprietary solution, leading to mobile money and mobile payments pilots with large telecom corporations in Africa and Latin America. In September, 2106, we launched a mobile wallet solution together with Verifone, a leading global technology and service provider in the point-of-sale market, and Nofshonit, one of the largest loyalty club providers and operators in Israel, for digital loyalty and pre-paid shopping programs. We believe that our ability to capture even a small portion of this fast growing market would represent a significant and long-term growth opportunity.

We identified the Cyber Security market as a fast growing market where SuperCom has major advantages due to synergic technologies and shared customer bases with our eID, M2M and SFS divisions. In 2015, we acquired Prevision Ltd., a company with a broad range of competitive and well-known Cyber Security services. During the first quarter of 2016, we acquired Safend Ltd, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft. We now have a platform of thousands of sophisticated enterprise customers which run our proprietary endpoint protection software and utilize our cyber security services. Through this platform we hope to more easily deploy additional innovations in cyber security, such as our proprietary Safe Mobile security software, to high quality enterprise customers.

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

Financial Services and Retail Markets. Financial services and retail markets through our SFS suite and solutions and through VeloPOS, our open platform POS.

Airports and Ports. Airports and ports with our M2M, e-ID, cyber security and connectivity products and solutions. Our M2M products can help common carriers monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing the risk of lost baggage, increasing customer service and improving security. Our e-ID solutions can offer airports and ports turnkey border control systems. Our border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive accurate identification based on a combination of two machine-readable biometric applications: fingerprints and facial recognition. We offer short implementation and quick integration with the existing border control system of the country and provide external interfaces to digital certificate authority for signature verification as well as interfaces to other agencies.

Enterprises and Industrial Companies. Enterprises and industrial companies with our cyber security, SPS, connectivity, and M2M products and solutions, which can be used by enterprises, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, pick up orders, verify inventory and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our M2M suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

Hospitals and Homecare. Hospitals and homecare with our cyber security, SPS, connectivity, and M2M products and solutions. The healthcare sector has successfully utilized M2M technologies for the purposes of infant protection in maternity wards and resident safety in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRF Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, M2M and connectivity technology will be utilized in real-time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

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

M2M Division Products and Solutions

Our M2M division features an all-in-one active RFID technology accompanied by services specifically tailored to meet the requirements of the applicable industries, primarily: (i) public safety, (ii) healthcare and homecare, and (iii) transportation. Our PureRF suite assists companies in efficiently utilizing time and resources. We believe it has a number of advantages for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable personal resources and assets.

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

Cyber Security Division Products and Solutions

Safend’s Encryption Suite is an easy to use security application based on a single, lightweight agent, providing a comprehensive solution that protects the organization’s sensitive data residing on servers, PCs, laptops and detachable devices.

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

Connectivity Division Products and Solutions

AVIDITY WBSac. The Avidity WBSac product series is a high-performance Wi-Fi indoor and outdoor access point series intended to enable mobile operators, business and enterprises to deliver high capacity and high quality Wi-Fi solutions.

•	Multiple radios provide concurrent 802.11a/n/ac and 802.11b/g/n connections

•	Up to 1300 Mbps combined data rate

•	Dual concurrent MIMO, Dual-polarized antennas

•	Self-configuring, plug-and-play deployment

•	Smart MESH supported

BOLSTER WBSn. The Boster WBSn is intended to enable mobile operators, governments and enterprises to deliver high-quality wi-fi solutions in metro and rural areas, with significantly fewer bases stations, and much lower costs. Carrier-grade IP-68 is designed to provide a high standard of reliability, quality of service, security and manageability.

•	Gigabit outdoor Wi-Fi support up to 450 Mbps, (per band) 900 Mbps for both bands, and maximum aggregated capacity of up to one Gigabit per unit

•	Built in Access Controller, for flexible service planning

•	Self-configuring, plug-and-play deployment

BreezeULTRA™ P6000. The BreezeULTRA family intends to provide high capacity product in wireless broadband Point to Point communication license-exempt market. BreezeULTRA offers a bold combination of capacity, performance, organic growth and ease of use capabilities.

•	Optimized for high capacity applications

•	Available in the Licensed Exempt frequencies: 5.1-5.9 GHz

•	High Performance - supporting up to 500 Mbps net throughpu and distances of up to 50km / 32 miles (w/high-gain antenna)

•	Dynamic up-link /down-link bandwidth allocation

•	Optimized performance of voice, video and data using four priorities of service

•	Optimized interference mitigation and NLOS performance

•	Ease of ordering, installation and configuration

Arena controller. Arena controller is an essential element for constructing large scale carrier wi-fi networks for hotspot/hotzones and cellular offloading services

•	Cost effective and scalable network architecture with centralized control plane and distributed

•	data plane

•	Supporting up to 5000 AP’s and 50,000 users per controller

•	Control and manage AP and backhaul radio, including statistic and reporting

•	Automatic AP units detection, configuration and firmware distribution

•	Secured control layer management

•	Hotspots/Hotzones and cellular offloading services

•	Providing a single peer to the A A A

BreezeNET® B. BreezeNet B is a comprehensive and highly-proficient portfolio of wireless point-to-point solutions that offers long range and high-capacity support for high bandwidth applications. It is intended to provide efficient, reliable and secure communications for voice and real-time applications including building-to building connectivity and backhaul services.

•	High capacity, point-to-point, robust outdoor wireless solution

•	Flexible rate capacity options: B10, B14, B28, B100 reaching up to 100 Mbps gross

•	Long reach: over 60 km

•	Optimized uplink/downlink configuration to support different business applications such as public safety and video surveillance

•	Robust performance in Non-Line-of-Sight (NLOS) environments

•	Simple deployment, management and maintenance

Research and Development

Our research and development efforts have enabled us to offer our customers a broader line of products and solutions, primarily in the areas of our e-ID, M2M, SFS, Connectivity and Cyber Security divisions. We intend to continue to research and develop new technologies and products for the e-ID, SFS, Cyber Security, Connectivity and M2M divisions. There can be no assurance that we can achieve any or all of our research and development goals.

During the years ended December 31, 2016, 2015 and 2014, we have invested, $6.8 million, $3.7 million and $3.4 million, respectively, in research and development. We anticipate that we will continue to invest up to 20% of our revenue in broadening our Cyber Security, e-ID, M2M, Connectivity divisions and Secure Financial Services solutions and platforms. To expedite our development efforts, we may continue acquire companies or technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 36 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including our employees and service providers located in the United States, Ecuador, Israel, Zambia, Angola and Tanzania, Mexico, Spain, Philippines, England and France who sell and support our products in their regions. We are also represented by several independent representatives, resellers and distributors.

We establish relationships with representatives, resellers and distributors through agreements that provide the marketing of our solutions and products. These agreements generally do not grant exclusivity to the representative, resellers or distributors, and some of them are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the representative, reseller or distributor. We do not have agreements with all of our representatives, resellers and distributors.

Key Customer Contracts

On March 25, 2014, we entered into an agreement whereby we provide consulting services for the design, development, implementation, commissioning and maintenance of a government customer’s new e-Government system. The agreement provides for a total contract sum of approximately $24 million, payable upon the completion of certain milestones. Phase I of the agreement consists of the design and implementation of the new system for an aggregate contract price of approximately $18 million. We received over 25% of this amount as advance payment for Phase I, and receive the remainder upon certain milestones during Phase I. Phase I is scheduled to last approximately 18 months. Under Phase II of this agreement, we will provide maintenance services for the five-year period following the system becoming operational in Phase I. The aggregate contract price for Phase II is $6 million, which will be comprised of a 25% advance payment at the onset of Phase II, with the remaining 75% paid in quarterly installments. During 2016, we completed the Phase I milestones. Phase II commenced immediately after the Phase I was completed in mid-2016. The implementation was slower than expected due to some economic distress of our customer, which prevented a full resource allocation and budget needed to complete all milestones in a timely manner.

On September 22, 2014, we entered into an agreement as contractor to a private company that was awarded an e-Government project in another country, for the design and implementation of three e-ID sub-systems along with support and maintenance services for the entire project. The agreement provides for a total contract price of approximately $19 million, payable upon the completion of certain milestones. The initial phase of the contract consists of the design and implementation of the sub-systems for an aggregate contract price of $14.3 million. We received $5.6 million of this amount as advance payment for the initial phase, and receive the remainder upon certain milestones during this phase. The initial phase is scheduled to last approximately 9 months. Following the systems becoming operational in the initial phase, we will provide maintenance services for a three-year period. The aggregate contract price for service and maintenance during this period is $4.5 million, which will be paid in quarterly installments. This contract contains customary termination provisions for both parties. During 2016, we completed the design and development of all sub-systems, and the deployment at our sites and the country is in progress. We have negotiated with the customer for certain changes in the contract milestones and scope of work, which had freed some resources for the customer and clarified the way to complete the deployment in the customer sites, which will be followed by a service and maintenance period of two years.

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2016 (all amounts in thousands of dollars):

	2016	2015	2014
Africa	5,681	25,604	24,083
Europe	1,211	1,795	3,901
South America	1,803	1,720	1,479
United States	9,888	121	126
Israel	724	161	50
Other	718	109	64
Total	20,025	29,510	29,703

The following table provides a breakdown of total revenue by product category for the three years ended December 31, 2016(all amounts in thousands of dollars):

	Year ended December 31,
	2016	2015	2014
Raw material and equipment	3,353	9,472	4,982
Electronics monitoring	4,437
Treatment programs	4,530
Maintenance, royalties and project management	7,705	18,913	24,721
Total	20,025	28,340	29,703

Customer Service and Support

Customer service includes mainly maintenance and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in Panama, Ecuador, Angola, Spain, France, England, Mexico, Philippians, Romania, Tanzania, Europe, the United States or Israel. We usually give each of our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because the our Connectivity, M2M, Cyber Security, and SmartID division solutions are more complex than our previously offered solutions and additional new products may be deployed.

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

We manufacture a range of M2M, Connectivity, SFS, and e-ID products and systems. We outsource the manufacturing of: (i) printed circuit boards, or PCBs, to a number of different suppliers both in Israel and the Far East, (ii) enclosures to suppliers in Israel and the Far East and (iii) Teslin paper (a synthetic material used in making ID cards), laminates, inlays, modules, cards, from suppliers from the Far East, Europe, the United States and Israel. The electronic assembly of our products is done in Israel, Europe, and the United States. We sometimes commit to long-term relationships with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and are tested, assembled, calibrated and put in appropriate enclosures by outsource manufacturers in Israel. Then they go through a validation and quality assurance process. Other components are off-the-shelf products, which we purchase from a number of different suppliers.

All of the activities for e-ID, SFS, Connectivity, Cyber Security and M2M Projects, such as purchasing, logistics, integration, training, installation and testing, are done by our employees. In locations where we do not have a local representative, we assign certain tasks to local third parties and service providers that we supervise. We have subcontracting agreements with local IT companies who have dedicated and experienced personnel. Such subcontractors provide all local support, maintenance services and spare parts to customers in a specified area.

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that, Ekahau , Elpas, G4S/Guidance, Serco, 3M Monitoring, Buddi, iSecureTrac and SecureAlert are our potential competitors with respect to our M2M products and solutions. We believe that Face Technologies, 3M/Cogent, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Safran, Morpho, Gemalto, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-ID products and solutions market. We believe that Apple, Google, M-PESA, Giesecke & Devrient, Jumio, Infobip. MagTek, Square, VeriFone are the primary competitors for our SFS division. We believe that Symantec, Esset, Mcfee and Checkpoint are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our M2M, SPS, Connectivity, Cyber Security and e-ID products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Currently we own 51 issued patents in the United States and 68 issued patents in the rest of the world.

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

The diagram below shows our active subsidiaries and affiliates as of May 22, 2017: SuperCom Inc.

SuperCom Inc., incorporated in Delaware, is responsible for our sales, marketing and support in the United States, and wholly owns its subsidiaries, LCA Inc. and PowaPOS Inc.

Leaders in Community Alternatives, Inc. (“LCA”)

LCA Inc., incorporated in California, was acquired by us on January 1, 2015, and provides electronic monitoring and community-based services under contracts with various government agencies.

PowaPOS Inc.

PowaPOS Inc., incorporated in Delaware, was founded to operate the PowaPOS business we acquired on April 18, 2016. PowaPOS Inc. markets, sells and supports the fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform.

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

Alvarion Technologies Ltd.

Alvarion Ltd., incorporated in Israel, was acquired by us on May 18, 2016, and is a global provider of wireless broadband products and wi-fi networks

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 4,000 square meters of office and warehousing premise in Herzliya Pituach, Israel under a four-year lease expiring on April 30, 2019. According to the agreement, the monthly fee (including management fees) is approximately $108,000. We lease approximately 200 square meters of office premise in New York for our U.S. subsidiary, SuperCom Inc. We lease approximately 4,000 square meters of office premise in California for our U.S. subsidiary, LCA Inc.

We do not lease any facilities for any other subsidiary or our branch in Ecuador.

Our total annual rental fees, for 2016, 2015 and 2014 were $2,062,000, $884,000 and $746,000, respectively.

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

Overview

We are a global provider of traditional and digital identity solutions, advanced M2M solutions, cyber security devices and solutions, secure payment solutions and connectivity products and solutions to governments and private and public organizations throughout the world.

Our product depth and global presence was expanded significantly with our acquisition of the SmartID division of OTI in December 2013, with our acquisition of Prevision, Safend, LCA, PowaPOS business, and Alvarion. Our operations grew significantly following the acquisition of the SmartID division and the 2016 acquisitions, especially our head count and research and development and sales and marketing expenses, as we did our best to respond to the new market and customer needs.

We operate internationally and have subsidiaries in the New York, San Francisco, Slovakia, Tanzania, Panama, and Israel and a branch in Ecuador.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, ” Foreign Currency Translation .” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

2016 was a year of many changes for the Company, we acquired certain businesses that required us to invest in R&D efforts to bring such acquisitions to a level where the products can be ready to be marketed as well as other costs to bring such acquisitions into the group. This restructuring of the group created opportunities for the group to access additional markets but required us to use resources that have yet to yield income to the group. We believe that comparing between 2016 and 2015 cannot be done effectively without understanding the changes and the restructuring efforts invested.

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services, differ from agreement to agreement.

We generate a portion of our revenues from existing e-ID and M2M long term services contracts, providing customers with raw materials, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services and upon achievement of milestones as approved by our customers.

During 2016 we acquired LCA, Alvarion and Safend that increased our suit of products from which we generated revenues such as M2M, Cyber Security, and Connectivity. Revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

For the year 2016 our costs were affected by the attention of management to consolidate and rationalize the businesses we acquired during the year as was described in the General section above.

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

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2016, expressed as a percentage of total revenues.

	2016	2015	2014
Revenues	100%	100%	100.0%
Cost of revenues	87.2	35.7	24.6
Gross profit	12.8	64.3	75.4
Operating expenses:
Research and development	33.5	12.4	11.3
Selling and marketing	49.8	22.4	23.7
General and administrative	36.3	13.4	9.3
Other expenses (income)	(48.9)	4.1	4.1
Total operating expenses	70.7	52.3	48.5
Operating income (loss)	(60)	12.0	27.0
Financial (expenses) income, net	(1.5)	(0.9)	(0.4)
Income (loss) before income tax	(59.4)	11.1	26.5
Income tax (expense) benefit	(10.4)	(2.1)	(5.6)
Net income	(69.9)	9.0	20.9

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues

Our total revenues in 2016 were $20,025,000 compared to $28,340,000 in 2015, a decrease of 29.3%. As was explained in the General section above, the composition of the revenues has changed during 2016 such that revenues from our legacy e-ID has decreased due to the fact that we completed customer’s deployment of approximately 96% in average of three of our e-ID division’s projects for which the Company recorded $3,154 in 2016 compared to $14,120,000 in 2015. Other revenues generated in 2016 were from our acquisitions such as revenue from Government sector was 16,738, from Cyber Security was 1,760 and from Connectivity sector was 1,528.

Gross Profit

Our gross profit in 2016 was $2,564,000 compared to $17,894,000 in 2015, a decrease of 86%. The gross profit margin for 2016 was 12.8% compared to 63.1% in 2015. The decrease in our gross margin is mainly attributable to (i) a change in the mix of revenues from subsidiaries acquired in 2016 as explained above, (ii) slow adjustment of labor costs to the new levels of revenue in the e-ID division, (iii) negative gross margin of 12% on revenues from our branch in Ecuador due to a 45% change in import taxes applied to our products, (iv) delay of 6 months in the deployment of one of our significant contracts due to customer restraint, which resulted in a significant labor expenses of over $1.2 million.

Expenses

Our operating expenses (excluding gain from bargain acquisitions in the amount of $10,515,000) increased in 2016 to 24,678,000 from $16,401,000 in 2015, an increase of 50.4%. The increase in operating expenses was primarily due to (i) an increase of 83% in research and development expenses and an increase of 85% in general and administrative expenses mainly related to the significant increase in our headcount and increase in stock based compensation. The above increase was offset by a gain from bargain acquisition of $10,515,000 attributed to the acquisitions of Safend and Alvarion in 2016.

Our research and development expenses increased to $6,718,000 in 2016 from $3,669,000 in 2015, an increase of 83%. The increase in our research and development expenses was primarily due to our increased efforts in developing our connectivity, M2M, SFS, cyber security and e-ID products and solutions. As explained above, we invested in our newly acquired businesses in an effort to be ready to market in a timely manner.

Our general and administrative expenses increased to $7,277,000 in 2016 from $3,947,000 in 2015, an increase of 84.4%. The increase in general and administrative expenses was primarily due to the general and administration combination of the four subsidiaries we acquired in 2016, which was followed by a process of optimization of the expenses of such subsidiaries we undertook starting July 2016.

Other expenses were $713,000 in 2016, compared to other expenses of $2,174,000 in 2015. Other expenses in 2016 and 2015 represent bad debt provision in that amounts, The bad debt provision we recorded is based on management’s estimation with respect to the collectability of certain debt.

During 2016 we had bargain profit from the acquisitions of Safend and Alvarion in 2016 in the amount of $10,515,000.

Financial (Expenses) Income, net

We had financial expenses, net of $303,000 in 2016 compared to financial expenses, net of $277,000 in 2015. Financial expenses consist primarily of bank fees related to guarantees issued to our customers and exchange rate expenses. The decrease in financial expenses was due to changes in foreign currency rates, mainly due the moderate changes in the exchange rate of the NIS against the U.S. dollar in 2016.

Income Tax

We recorded a tax expenses of $2,091,000 for the year ended December 31, 2016 compared to a tax expense of $197,000 in 2015, mainly due to adjustment to deferred tax to its realizable value.

Net Income

As a result of the factors described above, our net loss for the year ended December 31, 2016 was $13,993,000 compared to a net income of $1,019,000 in 2015. This decrease is mainly related to the increase in our cost of revenue and operating expenses and a large increase in income tax expense for the year ended December 31, 2016.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues

Our total revenues in 2015 were $29,510,000 compared to $29,703,000 in 2014, a minor decrease of 0.6%. As at the end of 2015 the Company completed customer’s deployment of approximately 83% in average of three of our e-ID division’s projects for which the Company recorded $14,120,000 in 2015 compared to $17,985,000 in 2014. In 2015 recurring revenue amounted to $15,390,000 out of which $10,170,000 related to projects from customer relations acquired in the acquisition of OTI’s SmartID division in 2015. 2014 recurring revenue amounted to $11,719,000 out of which $7,577,000 was related to the acquired OTI’s SmartID division.

Gross Profit

Our gross profit in 2015 was $18,964,000 compared to $22,402,000 in 2014, a decrease of 15.3%. The gross profit margin for 2015 was 64.3% compared to 75.4% in 2014. The decrease in our gross margin is mainly attributable to a decrease of 5% in our customer deployment’s gross margin which reached 56% in 2015 compared to 65% in 2014 mainly due to low gross margin from a new deployment started in 2015. Recurring revenues gross margin reached to 72% in 2015 compared to 91% in 2014. The decrease in recurring revenues gross margin was mainly due to decrease in revenue from maintenance and support compared to 2014.

Expenses

Our operating expenses increased in 2015 to 15,425,000 from $14,393,000 in 2014, an increase of 7.2%. The increase in operating expenses was primarily due to an increase in research and development expenses and an increase in general and administrative expenses mainly related to the significant increase in our headcount and increase in stock based compensation.

Our research and development expenses increased to $3,669,000 in 2015 from $3,359,000 in 2014, an increase of 9.2%. The increase in our research and development expenses was primarily due to our increased efforts in developing our M2M, SFS, Cyber Security, and e-ID products and solutions.

Our general and administrative expenses increased to $3,947,000 in 2015 from $2,773,000 in 2014, an increase of 42%. The increase in general and administrative expenses was primarily due to an increase in our employee headcount and increase in stock based compensation.

Other expenses were $1,198,000 in 2015, a 0.2% decrease compared to other expenses of $1,225,000 in 2014. Other expenses in 2015 were composed of bad debt expenses that we recorded based on management’s estimation with respect to the collectability of certain debt related to a 2014 project and costs related to due diligence.

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

Income Tax

We recorded a tax expense of $601,000 for the year ended December 31, 2015 compared to tax expense of $1,675,000 in 2014. Tax expenses was mainly due to a usage of deferred taxes established in 2013.

Net Income

As a result of the factors described above, our net income for the year ended December 31, 2015 was $2,661,000 compared to net income of $6,201,000 in 2014, a decrease of 57%. This decrease is mainly related to the increase in our cost of revenue and operating expenses offset by a decrease in income tax expense.

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2014	(0.2)	12	(12.2)
2015	(1.0)	0.3	(1.3)
2016	(0.2)	(1.5)	(1.3)

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2014, 26.5% in 2015, 25% in 2016 and 24% in 2017. Our effective tax rate as for the years ended December 31, 2016, 2015 and 2014 was 17%, 18% and 21%, respectively.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of December 31, 2016, our cash and cash equivalents totaled $1,708,000, compared to $22,246,000 as of December 31, 2015. From our organization in 1988 to December 31, 2015, our principal source of financing was public and private offerings of our equity and debt as well as positive cash flow during 2014. As of December 31, 2016, our restricted bank deposits totaled $1,110,000, related mainly bid guarantees and lease agreements. This amount is supposed to be released within the next 3 months.

We have accumulated net losses of approximately $43,815,000 from our inception through December 31, 2016.

In June 2015, we completed a follow-on public offering of 2,415,000 of our ordinary shares and received net proceeds of $27.1 million.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Net cash provided by (used in) operating activities	(11,045)	(3,674)	6,271
Net cash used in investing activities	(4,663)	(1,598)	(5,685)
Net cash provided by (used in) financing activities	(4,830)	22,729	1,530
Net increase(decrease) in cash and cash equivalents	(20,538)	17,457	2,116
Cash and cash equivalents at beginning of period	22,246	4,789	2,673
Cash and cash equivalents at end of period	1,708	22,246	4,789

Net cash used in operating activities for the year ended December 31, 2016 was $11,045,000, compared to net cash used by operating activities of $3,674,000 during the year ended December 31, 2015, an increase of 7,371,000. The decrease was primarily due to our negative net income for the year.

Net cash used in investing activities during the year ended December 31, 2016, was $4,663,000, compared to $1,598,000 during the year ended December 31, 2015. The increase was primarily due to the acquisition of the PowaPOS assets, Safend, Alvarion, and LCA.

Net cash used in financing activities during the year ended December 31, 2016, was $4,830,000, compared to $22,729,000 provided by, during the year ended December 31, 2015.

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

Software Licensing and Maintenance, the company applies software revenue recognition in accordance to ASC 985-650 to all transactions except those where no software is involved. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Persuasive evidence is generally a binding purchase order or license agreement.  Delivery occurs when product is delivered via a license key for our license upgrade agreements.

For arrangements with multiple elements, including software licenses, maintenance and/or services, revenue is allocated and deferred in amounts equivalent to the vendor specific objective evidence (“VSOE”) of fair value for the undelivered elements. VSOE of fair value is based upon the price for which the undelivered element is sold separately. Safend was unable to establish VSOE of fair value for its PCS and recognize revenues from license sale pro-ratably over the PCS term.

We recognized certain long-term contract revenues in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts”. Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on output criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable, to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2016, no such estimated losses were identified.

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

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2016 and 2015, we have long term contracts that will continue to be deployed in 2017.

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

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $2,014,000 and $1,576,000 at December 31, 2016 and 2015, respectively.

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

We recognize goodwill at acquisition according to the fair value of the consideration transferred, including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized. In case of excess of fair value of the assets acquired over the consideration paid a gain from bargain gain is recognized.

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

During the three years ended December 31, 2016, 2015 and 2014, our capital expenditures totaled approximately $1,887,000, $2,640,000, and $544,000 (not including our acquisition of the LCA, Safend, Alvarion, the PowaPOS assets), respectively.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID division, acquisition of LCA, and Alvarion Ltd.

C.	Research and Development

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-ID, M2M, Cyber Security, Connectivity and SFS divisions. As of December 31, 2016, the number of employees in our research and development activities was 63. We spent $8,205,000 (out of which $1,487,000 were capitalized as cost of software to be sold), $5,657,000 (out of which $2,099,000 were capitalized as cost of software to be sold), and $3,359,000 on research and development in 2016, 2015 and 2014, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of M2M, e-ID, Cyber Security, and Connectivity. We intend to continue to research and develop new technologies and products for the M2M, e-ID, Cyber Security, and Connectivity. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of “Item 5. Operating and Financial Review and Prospects” for a description of the Trend information relevant to us.

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2016:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	62	62	-	-	-
Operating lease obligations	4,231	1,776	2,267	188	-
Total contractual cash obligations	$4,293	1,838	2,267	188	-

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Tsviya Trabelsi	59	Chairperson of the Board
Menachem Mirski	61	Director (2)(3)
Avi Ayash	45	External Director (1)(2)(3)
Shlomit Sarusi	59	External Director (1)(2)(3)

(1)	“External Director” as defined in the Israeli Companies Law
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

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

Executive Officers and Key Employees

Our executive officers and certain key employees are:

Name	Age	Position
Arie Trabelsi*	59	President and Chief Executive Officer
Shahar Marom*	38	Acting Chief Financial Officer
Barak Trabelsi*	31	Vice President, M2M
Guy Karsenti*	49	Vice President, Cyber and Prevision Ltd CEO
Eli Basson*	55	Vice President, e-ID
Galit Gilo*	49	Vice President, Land and GIS
Ziv Koren	49	Vice President, Business Development, Africa.
Ordan Trabelsi	32	President, SuperCom Inc.
Gil Alfi	38	General Manager, Safend Ltd
Linda Connelly	63	President, LCA Inc.

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

Guy Karsenti. Mr. Karsenti joined us in January 2015 as Vice President of Cyber. Until joining us, Mr. Karsenti served as the Founder and CEO of Prevision Data Security Ltd. where he personally served as cyber security home consultant for large organizations in the global arena. Prior to that, he served as the CTO of a large consultancy firm and as VP R&D of several startup companies. Mr. Karsenti brings over more than 20 years of experience in cyber and information security, as high end consultant for governance and large scale organizations, including cyber strategy and technological innovation for defense practice designed for critical infrastructure, finance, telecommunication and large scale IT infrastructure. He is an expert in cyber security solution development and product development for an industry that has evolved from a standard security threats model to larger cyber security risks. Mr. Karsenti holds a BSc. degree in Biotech from the Tel Hai College

Elli Basson. Mr. Basson has been associated with SuperCom and OTI’s SmartID division for the last 15 years, and brings over 26years of experience in customer management, R&D and sales and marketing positions. Mr. Basson brings extensive experience in the governmental e-ID markets including projects’ implementations, project financing and initiated e-ID technology platform implemented in several projects. Prior to joining SuperCom in January, 2014, Eli served as the VP of the Smart ID Division at OTI since December, 2006. Prior to OTI, Eli served for 10 years in various positions at SuperCom, Eldor Computers and Orbotech. Mr. Basson holds a Master’s degree in Management and a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Ziv Koren.   Mr. Koren joined SuperCom in December 2013 as VP Business Development Africa. Has more than 16 years of experience in global business development including in emerging countries. Prior to joining SuperCom, Mr. Koren was the CEO of OTIgnia, a subsidiary of On Track Innovations Ltd. Mr. Koren holds B.Sc. and M.Sc. degree in Industrial and System Engineering.

Galit Gilo. Mrs. Galit Gilo  joined SuperCom Group in 2015 as GIS and Land director. Until joining us, Mrs. Galit Gilo served as the GM of Sivan Design Nigeria where she personally served as the GM. Prior to that, she served as IT director of KIKA israel. Mrs. Galit Gilo brings over more than 25 years of experience in computer engineering in GIS, finance, municipalities areas. She is an expert  in computer science. Mr. Galit Gilo holds Bsc degree in Computer science from the Technion and  Ma degree  from the Tel-Aviv university.

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

Gil Alfi. Mr. Alfi joined SuperCom Group in 2016 as VP Sales and Technology of Safend. Until joining us, Mr. Alfi served as Regional Sales Director at Safend where he personally served as Regional Sales Director in different regions in Europe and regions in Africa Prior to that, he served as Director of product management of different telco and wireless companies. Mr. Alfi brings over more than 18 years of experience in different technology companies as technology lead in different R&D teams.  Mr. Alfi holds B.Sc. degree in Computer Science & Mathematics and MSc degree in Computer Science from Bar-Ilan University

Linda Connelly, Mrs. Connelly joined SuperCom Group in 2016 as President and CEO of LCA Inc. Until joining us, Mrs. Connelly served as the Founder and CEO of Leaders in Community Alternatives (LCA), She has been a leader in community corrections for over 40 years, working with both public and private agencies in the criminal justice field, specializing in electronic monitoring, direct service, as well as program and policy development.   Ms. Connelly is active in many professional organizations focused on the issues and trends in public safety, substance abuse, and behavioral change.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2016.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (10 persons)	$1,038,603	$123,826

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2016 was approximately $1,396,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2016, we had set aside approximately $128,000 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,060 plus approximately $657 for every board or audit committee meeting attended.

As of December 31, 2016, our directors and executive officers as a group, then consisting of 10 persons, held options to purchase an aggregate of 71,500 ordinary shares, of which 12,000 were exercisable as of December 31, 2016, at an exercise price of $3.09 per share. All the options will expire during the years 2018 to 2021.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2016, as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Eli Basson Vice President, e-ID	205,697	113,000	-	318,697
Guy Karsenti Vice President, Cyber	198,146	265.158	-	463,304
Ziv Koren Vice President, Africa	157,951	95,416	-	253,366
Billy Gurevich Commercial Counsel	152,300	-	61,000	213,300
Gil Alfi GM, Safend Ltd	133,131	203,738	-	336,869

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2016 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 11C to our audited consolidated financial statements for the year ended December 31, 2016.

C.	Board Practices

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

The role of the audit committee, pursuant to the Companies Law, includes:

•	Monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and advising the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility.

•	Determining, on the basis of detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Companies Law. The audit committee must make such determination according to principles and guidelines predetermined on an annual basis.

•	Determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure.

•	Deciding whether to approve engagements or transactions that require the audit committee approval under the Companies Law.

•	Determining the approval procedure of non-extraordinary transactions, following classification as such by the audit committee, including whether such specific non-extraordinary transactions require the approval of the audit committee.

•	Examining and approving the annual and periodic working plans of the internal auditor.

•	Overseeing the company’s internal auditing and the performance of the internal auditor and confirming that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other factors, the special requirements of the company and its size;

•	Examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the board.

•	Determining the procedure for addressing complaints of employees regarding shortcomings in the management of the company and ensuring the protection of employees who have filed such complaints.

•	Determining, with respect to transactions with the controlling shareholder or in which such controlling shareholder has a personal interest, whether such transactions are extraordinary or not, whether there is an obligation to conduct a competitive process under the supervision of the audit committee and whether, prior to entering into such transaction, the company should conduct any other process that the audit committee may deem fit, all taking into account the type of the company. The audit committee may set such qualifications up to one year in advance.

•	Determining the manner of approval of transactions with the controlling shareholder or in which the controlling shareholder has a personal interest which (i) are not negligible transactions (pursuant to the committee’s determination) and (ii) are not qualified by the committee as extraordinary transactions.

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

Pursuant to the Companies Law, the audit committee of the company should determine in connection with such transaction if it requires rendering pursuant to a competitive procedure or pursuant to other proceedings. See “Audit Committee” above.

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

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

·	a breach by the office holder of his or her duty of loyalty towards the company unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

·	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

·	any act or omission done with the intent to derive an illegal personal benefit; or

·	any fine levied against the office holder.

Required Approvals

In addition, under the Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, an additional approval by our shareholders is required.

D.	Employees

As of December 31, 2016, 2015 and 2014, we had 253, 138 and 83 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014

Research, Development & Operations	173	97	52
Marketing and Sales	36	23	15
Administration	37	18	16
Total	246	138	83

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014

Israel & Europe	148	132	76
United States	98	5	6
Other	-	1	1
Total	246	138	83

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of May 22, 2017 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Tsviya Trabelsi(3)	4,015,672	26.88%

Menachem Mirski	—	—

Avi Ayash	—	—

Shlomit Sarusi	—	—

All executive officers and directors as a group (10 persons)	4,125,172	27.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,938,339 ordinary shares issued and outstanding as of May 22, 2017.

(3)	Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 4,015,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2016, 186,253 options were exercisable and 416,132 options were outstanding.

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

During 2016, we issued options to purchase up to 67,883 of our ordinary shares to our executive officers. The options (the fair value of which was estimated to be $208 based upon the Black-Scholes option pricing model) have a weighted average exercise price of $2.82 Of such options, 2,500 were exercised and 8,000 were cancelled during 2016.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2016		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	487,432	5.12	137,855	2.64	204,931	2.06
Granted	67,833	2.82	500,530	5.80	36,765	1.86
Exercised	(8,383)	1.53	(65,441)	3.10	(100,441)	0.82
Canceled and forfeited	(130,500)	6.96	(85,542)	6.64	(3,400)	13.00
Outstanding at end of year	416,432	4.24	487,432	5.12	137,855	2.64
Exercisable at end of year	186,253	4.14	95,709	4.81	44,618	5.90

The weighted average fair value of options granted during the reported period was $6.2 per option for the year ended December 31, 2016. The fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the 2016 grants: risk-free rate of 1.28%, dividend yield of 0%, expected volatility factor of 362.86%, and expected term of 3.02 years. The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized compensation expenses related to our share-based employee compensation awards of 924,500, $1,529,000, and $173,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2016	2015	2014
	$	$	$
Cost of revenues	266	263	-
Research and development expenses	207	311	35
Selling and marketing expenses	292	249	-
General and administrative expenses	159	705	138
	924	1,528	173

The options outstanding and exercisable as of December 31, 2016, have the following ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2016	Weighted average exercise price	Aggregate intrinsic value
$ 0.00-0.85	97,512	5.61	0.68	264,017	68,098	0.68	184,555
$ 3.00-5.00	251,148	2.47	4.1	37,160	87,383	4.34	6,720
$ 7.00-10.00	60,500	3.13	8.72	-	23,500	8.67	-
$ 18.75-22.00	7,272	0.33	19.43	-	7,272	19.43	-
Total	416,432	3.23	4.24	296,177	186,253	4.14	191,275

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015 and 2014 was $43, $138, and 943, respectively, based on our company’s average stock price of $3.89, $9.39, and $9.17, during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2016 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2016	384,473	$7.04
Granted	67,883	$27.8
Vested	(38,295)	$21.26
Forfeited and canceled	(8,000)	$7.78
Non-vested at December 31, 2016	406,061	$.66

As of December 31, 2016 and December 31, 2015, there was $2,704 and $3,069, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of May 22, 2017 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of May 22, 2017, 14,938,339 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Wave Ltd	4,015,672	26.88%

Boston Partners	1,071,575	7.17%

Lazarus Management	2,248,470	15.05%

Heartland Advisors Inc.	1,492,900	9.99%

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of convertible bonds, options and warrants exercisable within 60 days of May 22, 2017, and deemed to be outstanding and beneficially owned by the person holding those bonds, options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. and Mr. Trabelsi may be deemed to beneficially own the 4,015,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd.is Tsufit 7, Caesarea, 38900, Israel.

Significant Changes in the Ownership of Major Shareholders

As of May 12, 2017, Lazarus Management beneficially owned 2,248,470 shares, or 15.08%, of our then outstanding ordinary shares

As of May 12, 2016, Lazarus Management beneficially owned 1,158,533 shares, or 7.72%, of our then outstanding ordinary shares.

As of March 23, 2015, Lazarus Management beneficially owned 1,465,419 shares, or 10.6%, of our then outstanding ordinary shares.

As of May 12, 2017, Boston Partners beneficially owned 1,071,575 shares, or 7.17%, of our then outstanding ordinary shares

As of May 12, 2016, Boston Partners beneficially owned 1,358,533 shares, or 9.06%, of our then outstanding ordinary shares.

As of March 23, 2015, Boston Partners beneficially owned 0 shares, or 0%, of our then outstanding ordinary shares.

As of May 12, 2017, Heartland Advisors Inc. beneficially owned 1,492,900 shares, or 9.99%, of our then outstanding ordinary shares.

As of May 12, 2016, Heartland Advisors Inc. beneficially owned 956,138 shares, or 6.37%, of our then outstanding ordinary shares.

As of March 23, 2015, Heartland Advisors Inc. beneficially owned 0 shares, or 0%, of our then outstanding ordinary shares.

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of May 4, 2017, there were approximately 27 record holders, of which 12 record holders holding approximately 77.5% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 77.2% of our outstanding ordinary shares as of such date).

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

Mr. Trabelsi served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date. At the May 9, 2013 general meeting of shareholders, shareholders approved the payment of management fees of $10,600 per month to Mr. Trabelsi plus social benefits and an annual bonus of up to the greater of 2% of annual net profit or 0.5% of annual revenue. The annual bonus may not exceed the total amount of Mr. Trabelsi’s annual salary

As of December 31, 2016, we had accrued $56 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

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

Year	High	Low

2012	$0.85	$0.04
2013	$5.65	$0.30
2014	$13.78	$4.85
2015	$13.84	$4.46
2016	$5.25	$2.62

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ and the OTCQB market.

	High	Low
2015
First Quarter	$10.21	$7.54
Second Quarter	$13.84	$8.44
Third Quarter	$12.68	$7.73
Fourth Quarter	$8.75	$4.46

2016
First Quarter	$5.25	$3.70
Second Quarter	$4.43	$3.07
Third Quarter	$3.77	$3.18
Fourth Quarter	$3.60	$2.62

2017
First Quarter	$3.88	$2.50

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
November 2016	$3.20	$2.62
December 2016	$3.60	$2.89
January 2017	$3.88	$3.45
February 2017	$3.88	$2.95
March 2017	$2.99	$2.50
April 2017	$3.09	$2.67
Through May 12, 2017	$2.79	$2.56

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2.5 million as set forth in Listing Rule 5550(b). As a result, our securities were delisted from The NASDAQ Capital Market and trading in our shares was suspended effective at the open of business on October 1, 2009. Following the delisting and as of the open of business on October 1, 2009, our ordinary shares traded on OTCQB® electronic quotation service for securities traded over-the-counter until the close of business on September 16, 2013.  Our ordinary shares began trading on the NASDAQ Capital Market effective at the opening of trading on Tuesday, September 17, 2013 under the ticker symbol “SPCB”.

Not applicable.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Memorandum of Association and Articles of Association are attached hereto as noted in Item 19.

We are a public company organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel as a publicly traded corporation and we have been assigned public company number 52-00-4407-4.  Set forth below is a summary of certain provisions of our Memorandum of Association (the “Memorandum”), the Articles of Association (the “Articles”) and the Israeli Companies Law as it applies to the Company. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum and the Articles are filed as exhibits to this Annual Report.

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

We are authorized to issue 18,000,000 ordinary shares par value NIS 0.25 per share, of which 14,938,339 ordinary shares were outstanding as of May 4, 2017.

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

The Board of Directors may meet and adjourn its meetings as it deems fit, provided, however, that the board must meet at least once in every three months period. A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board is not less than 30% of the number of directors and in any event not less than two directors. Issues arising at any Board of Directors’ meeting are decided by a majority of votes cast at the meeting. In lieu of a board meeting a resolution may be adopted in writing if signed by all directors or to which all of the directors have agreed in writing or by telephone or facsimile, and a meeting may also be held through telephone conference or other communications means, provided however that all participants may hear each other simultaneously. A resolution in writing signed by all of the directors, shall be as valid and effective for all purposes as if passed at a meeting of the Board of Directors duly convened and held, and for the purpose of the foregoing “director” shall include, if duly appointed therefore, a substitute director.

FIDUCIARY DUTIES OF OFFICERS

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

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

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company’s audit committee and then by the Board of Directors, and, under certain circumstances, by a meeting of the shareholders of the company.

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

Approval of a Compensation Policy for Office Holders

In accordance with the Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy needs to be approved no later than September 2013 by the board of directors, after consideration of the recommendations of the compensation committee and by the majority of the company’s shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

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

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would the control 25% or greater of the company’s voting rights. This rule does not apply if there is already another such shareholder which controls 25% or greater of the company’s voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold greater than a 45% voting rights in the company, unless there is another shareholder holding more than a 45% voting rights in the company. These requirements do not apply to: (i) the acquisition of shares in a private placement, provided that such private placement was approved by the general meeting of the company’s shareholders as a private placement purporting to confer to the offeree the control of 25% or greater of the company’s voting rights if the there is no other holder of such a block of shares, or purporting to confer to the offeree 45% of the voting rights in the company if there is no other person holding forty-five percent of the voting rights in the company; (ii) was from a shareholder which controls 25% or greater of the company’s voting rights which resulted in the acquirer becoming a a shareholder of the company shareholder which controls 25% or greater of the company’s voting rights, or (iii) was from a shareholder holding a 45% of the voting in the company which resulted in the acquirer becoming a holder of a 45% of the voting rights in the company.  A special tender offer will only be considered accepted if: (i) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the shares of controlling shareholders of the offeror and excluding the holders of a 25% or more block of the voting rights in the company); and (ii) at least 5% of the voting rights in the company are purchased in the tender offer.

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

DUTIES OF SHAREHOLDERS

Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary way towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions which require shareholder approval.

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

In addition, the Israeli Companies Law dictates that any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company.

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

RIGHTS OF ORDINARY SHARES

Our ordinary shares confer upon our shareholders the right to receive notices of, and to attend, shareholder meetings, the right to one vote per ordinary share at all shareholders’ meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by our Board of Directors; and upon liquidation or dissolution, the right to participate in the distribution of any surplus assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company. All ordinary shares rank pari passu in all respects with each other.

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

While we have numerous contracts with customers, representatives, distributors and landlords, except as described in Item 4. Information on the Company – Business Overview – Key Customer Contracts and except for the Asset Purchase Agreement with OTI from August 2013, as outlined in “Item 5. Operating and Financial Review and Prospects,” we do not deem any such individual contract to be material contracts which are not in the ordinary course of our business

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 24.0% in 2017 (25.0% in 2016, 26.5% in 2015; 26.5% in 2014).

On August 5, 2013 the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. In 2017 the Knesset approved additional reduction of 1% every year to 24% in 2017, 23% in 2018.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2016 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2016), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

Management’s Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

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

	Year Ended December 31,
Services Rendered	2015	2016
Audit fees	$135,000	$230,000
Audit-related fees	$10,000	$-
Tax fees	$8,000	$5,000
Total	$125,000	$235,000

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

SuperCom Ltd.

We have audited the accompanying consolidated balance sheets of Supercom Ltd. (the "Company") and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

May 23, 2017

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2016	2015
CURRENT ASSETS
Cash and cash equivalents	1,708	22,246
Restricted bank deposit	1,110	3,274
Trade accounts receivable, net of allowance for doubtful accounts of $2,014 and $1,576 as of December 31,2016 and 2015, respectively (Note 14)	10,310	15,122
Deferred tax short term	1,567	2,639
Other accounts receivable and prepaid expenses (Note 3)	2,500	1,199
Inventories, net (Note 4)	5,965	3,602
TOTAL CURRENT ASSETS	23,160	48,082

LONG-TERM ASSETS
Severance pay funds (Note 2.j)	282	216
Deferred tax long term	2,656	1,433
Property and equipment, net (Note 6)	1,165	888
Customer Contracts	4,684	4,052
Software and other IP	5,987	4,595
Patents	5,283	-
Other Intangible assets (Note 7)	3,230	1,988
Goodwill	7,026	4,688

TOTAL ASSETS	53,473	65,942

CURRENT LIABILITIES
Trade accounts payable	3,958	3,705
Employees and payroll accruals	2,948	1,983
Related parties	56	77
Accrued expenses and other liabilities (Note 8)	3,497	2,422
Deferred revenue short term	1,633	-
Deferred tax liability short term	156	-
Short-term liability for future earn-out	679	2,051
TOTAL CURRENT LIABILITIES	12,927	10,238

LONG-TERM LIABILITIES
	-	-
Deferred revenues	423	-
Long-term liability for future earn-out	946	931
Accrued severance pay	453	341
TOTAL LONG TERM LIABILITIES	1,822	1,272

TOTAL LIABILITIES	14,749	11,510

SHAREHOLDERS’ EQUITY (Note 11)
Ordinary shares, NIS 0.25 par value - authorized 18,000,000 shares, 14,938,339 shares issued and outstanding at December 31, 2016 and 15,493,615 shares issued and outstanding at December 31, 2015	1,024	1,053
Additional paid-in capital	81,515	83,201
Accumulated deficit	(43,815)	(29,822)
Total shareholders’ equity	38,724	54,432

Total liabilities and shareholders’ equity	53,473	65,942

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2016	2015	2014

REVENUES	20,025	28,340	29,703
COST OF REVENUES	17,461	10,446	7,301
GROSS PROFIT	2,564	17,894	22,402

OPERATING EXPENSES:

Research and development	6,718	3,669	3,359
Sales and marketing	9,970	6,611	7,036
General and administrative	7,277	3,947	2,773
Other expenses	713	2,174	1,225
Gain on bargain acquisition	(10,515)	-	-
Total operating expenses	14,163	16,401	14,393

OPERATING INCOME (EXPENSE)	(11,599)	1,493	8,009

Financial expenses, net	(303)	(277)	(133)

INCOME (EXPENSE) BEFORE INCOME TAXES	(11,902)	1,216	7,876

Income tax benefit (expense)	(2,091)	(197)	(1,675)

NET INCOME (LOSS) FOR THE YEAR	(13,993)	1,019	6,201

NET INCOME (EXPENSE) PER SHARE:

Net income (EXPENSE) per share:
Basic	(0.93)	0.07	0.46

Diluted	(0.93)	0.07	0.45

Shares used in calculation of net income per share:
Basic	15,048,812	15,047,496	13,560,490

Diluted	15,048,812	15,202,303	13,662,151

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Ordinary Shares
	Number of Shares	Share capital	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity

Balance as of January 1, 2014	13,284,144	904	55,530	(37,042)	19,392

Exercise of options	100,441	7	75	-	82
Issuance of share capital, net of issuance costs	358,000	26	2,432	-	2,458
Stock- based compensation	-	-	173	-	173
Net income for the year	-	-	-	6,201	6,201

Balance as of December 31, 2014	13,742,585	937	58,210	(30,841)	28,306
Exercise of options and warrants	110,966	7	186	-	193
Issuance of share capital ,net of issuance cost	2,415,000	159	26,967	-	27,126
Treasury shares acquired	(774,936)	(50)	(3,691	-	(3,741)
Issuance of warrants	-	-	503	-	503
Stock based compensation	-	-	1,026	-	1,026
Net income for the year	-	-	-	1,019	1,019

Balance as of December 31, 2015	15,493,615	1,053	83,201	(29,822)	54,432
Exercise of options and warrants	10,883	-	22	-	22
Treasury shares acquired	(566,159)	(29)	(2,632)	-	(2,661)
Stock based compensation	-	-	924	-	924
Net loss for the year	-	-	-	(13,993)	(13,993)

Balance as of December 31, 2016	14,938,339	1,024	81,515	(43,815)	38,724

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2016	2015	2014
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss) for the year	(13,993)	1,019	6,201

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	3,005	1,673	1,615
Stock-based compensation	924	1,529	173
Decrease (Increase) in Deferred tax	738	187	1,854
Capital loss on disposal of property and equipment	-	-	1
Gain on bargain purchase	(10,515)	-	-
Decrease (increase) in trade receivables, net	5,797	(3,666)	(8,532)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,000)	39	2,175
Increase (decrease) in inventories, net	372	(1,988)	(907)
Increase (decrease) in trade payables	(79)	721	1,203
Increase in employees and payroll accruals	323	404	525
Increase (decrease) in accrued severance pay	75	(110)	26
Increase (decrease) in advances from customer	-	(2,864)	2,864
Increase (decrease) in accrued expenses and other liabilities, related parties and liability for earn-out	3,308	(618)	(927)

Net cash provided by (used in) operating activities	(11,045)	(3,674)	6,271

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(400)	(541)	(544)
Purchase of Intangible assets	(39)	-	-
Capitalization of software development costs	(1,487)	(2,099)	-
Capitalization of Precontract costs	(203)	-	-
Acquisitions of subsidiaries, net of cash acquired	(3,514)	(988)	-
Acquisition of group of assets (non-business)	(1,174)	-	-
Decrease (Increase) in severance pay fund	(58)	109	(31)
Restricted bank deposits, net	2,212	1,921	(5,110)

Net cash used in investing activities	(4,663)	(1,598)	(5,685)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit, net	-	-	(1)
Treasury shares acquired	(2,661)	(3,741)	-
Proceeds from issuance of share capital, net of issuance costs	-	27,126	2,458
Payment of liability for future earn-out in business combination	(2,191)	(849)	(1,009)
Proceeds from exercise of options and warrants, net	22	193	82
Net cash provided by (used in) financing activities	(4,830)	22,729	1,530

Increase (decrease) in cash and cash equivalents	(20,538)	17,457	2,116
Cash and cash equivalents - beginning of year	22,246	4,789	2,673

Cash and cash equivalents - end of year	1,708	22,246	4,789

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

Year
Ended December 31,
2016

Supplemental disclosure of cash flow information:

Appendix A:
Acquisitions of subsidiaries consolidated for the first time

Assets and liabilities of the acquired business, as of date of acquisition:
Working capital (excluding cash and cash equivalents)	2,105
Property and equipment, net	365
Deferred taxes, net	733
Intangible Assets including goodwill	11,251
Contingent consideration	(425)
14,029

Gain on bargain purchase (*)	(10,515)

Acquisitions of subsidiaries, net of cash acquired	3,514

(*) Gain on bargain purchase is attributed to two of the acquisitions, see Note 5 for more information

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL

a.	SuperCom Ltd. (the “Company”) is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform (“MAGNA”). The Company sells its products through marketing offices in the U.S, Tanzania, Panama, Ecuador and Israel.

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

In June 2015, the Company has completed an offering which included an issuance of 2,415,000 shares with total net proceeds of $27,126 thousands.

On January 1, 2016, the Company acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. The Company paid $2.9 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

In addition to LCA, during the first half of 2016 the Company acquired Safend Ltd., Alvarion Technologies Ltd. and the assets and IP of PowaPOS. For additional information refer to Note 5.

As of December 31, 2016, the Company’s principal activities were conducted mainly through SuperCom Ltd, LCA and safend that were acquired at the beginning of 2016, Supercom Inc. and through SuperCom Tanzania and SuperCom Ecuador that were acquired in December 2013 as part of the acquisition of the SmartID division.

c.	Concentration of risk that may have a significant impact on the Company:

In 2016, the Company derived most of its revenues from large number of customers, in the year 2015 from five major customers and throughout the 2014 period the Company derived most of its revenues from five major customers. See also Note 13c.

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

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

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

The Company’s long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

i.	Goodwill:

The Company’s goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed by evaluating an initial qualitative assessment of the likelihood of impairment. If this step indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

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

The liabilities of the Company for severance pay of its Israeli employees are calculated pursuant to Israel’s Severance Pay Law. Employees are entitled to one month’s salary for each year of employment, or portion thereof. The Company’s liability for all its employees is presented under “accrued severance pay”. The Company deposits on a monthly basis to severance pay funds and insurance policies. The value of these policies is presented as an asset on the Company’s balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company’s obligation pursuant to Israel’s Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $876, $607 and $308, respectively.

k.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, licensing, maintenance, royalties and long term contracts (including training and installation).

Sales of Products

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

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2016, the Company had allowance for customer returns at an insignificant amount.

Warranty period is usually 12 months. Based primarily on historical experience, the Company does not provide for warranty costs when revenue is recognized, since such costs are not material.

Rendering of Service

Revenue from logistics services is recognized when the services are rendered. Revenues from maintenance services are recognized over the term of the contracts. Where services are provided in stages, revenue is recognized using the percentage-of-completion method based on the actual service provided as a proportion of the total services to be performed.

Revenue from long-term contracts

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts”. Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2016, a provision for one contract was made.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s management believes that the use of the percentage of completion method is appropriate in these cases since most of our contracts specify milestones achievements in details, as to allow determination of progress made towards completion. In addition, the Company’s contracts include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement.

In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

Software Licensing and Maintenance, the company applies software revenue recognition in accordance to ASC 985-650 to all transactions except those where no software is involved. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Persuasive evidence is generally a binding purchase order or license agreement.  Delivery occurs when product is delivered via a license key for our license upgrade agreements.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

k.	Revenue recognition (cont.):

For arrangements with multiple elements, including software licenses, maintenance and/or services, revenue is allocated and deferred in amounts equivalent to the vendor specific objective evidence (“VSOE”) of fair value for the undelivered elements. VSOE of fair value is based upon the price for which the undelivered element is sold separately. Safend was unable to determine VSOE for its PCS and as a result revenues from licenses are recognized pro-ratably over the PCS term.

Revenues from maintenance services are recognized over the term of the contracts.

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

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740, “Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws, that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2016, 2015 and 2014 financial statements.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company’s trade receivables are derived from sales to limited number of customers located primarily in Eastern Europe, Africa, the United States and Ecuador. The Company performs ongoing credit evaluations of its customers’ financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

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

The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 333,526, 392,124, and 35,193 for the years ended December 31, 2016, 2015 and 2014, respectively.

p.	Fair value of financial instruments:

At December 31, 2016 and 2015, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such financial instruments.

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

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

s.	Accounting Standards Not Yet Adopted

Revenue Recognition - Contracts with Customers. The standard was issued to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective in the first quarter of 2018.

As a result of adopting the standard, the Company has identified change in software license revenue recognition timing in which the Company expects to recognize revenue at the software license delivery rather than ratably over the service period due to the Company's inability to establish VSOE.

For the Company's long term contract the Company evaluates whether the contracts are satisfied over time or at a point in time. More specifically, the Company considers whether it satisfies the ASC 606-10-25-27(c) as to whether the Company creates an asset with no alternative use. If determined that the performance obligation creates an asset with no alternative use and the Company has the right for payment to the work completed to date than no substantial change to the manner of recognition from current methodology. If determined otherwise the Company may need to recognize revenues from the contract at a point in time which will defer the recognition until delivery occurred.

t.	Certain amount in prior years has been reclassified to correspond to the current year.

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015
	$	$

Prepaid expenses	304	176
Advances to suppliers	245	-
Government institutions	708	780
Others	1,243	243

	2,500	1,199

NOTE 4:	INVENTORIES, NET

	December 31,
	2016	2015
	$	$

Raw materials, parts and supplies	1,758	928
Finished products	4,207	2,674

	5,965	3,602

As of December 31, 2016 and 2015, inventory is presented net of write offs for slow inventory in the amount of approximately $218 and $151, respectively.

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

In April 22, 2016 the Company concluded further negotiations with OTI with respect to the earn-out liability by which an agreement with OTI was signed. Under this agreement the remaining earn-out amount was set to a maximum $3,550, out of which an amount of $2,050 was paid at the beginning of May2016 and the remaining amount of $1,500 will be subject to the original earn out mechanism.

The expected intangible assets amortization expenses for the customer contracts and for software and other IP, are as follows:

$
2017	966
2018	855
2019	764
2020	690
2021	629
2022	579
2023-2028	2,682

Purchase of Prevision Ltd.

In November, 2015 the Company acquired 100% of the shares of Prevision Ltd. (“Prevision”), a cyber security company domiciled in Israel. The acquisition was accounted for as a business combination. The total consideration of $1.1 million was allocated to assumed liabilities, net, of $0.2 million and $1.3 million recognized as customer relations and goodwill. The purchase agreement includes contingent consideration of annual payments of approximately $250,000 for the next four years to the current CEO of the company. The contingent consideration is subject to service provided by the seller to the company during the earn-out period and therefore is not part of the business combination and accounted as compensation expenses as incurred.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	ACQUISITION (cont.)

Purchase of Leaders in Community Alternatives Inc.

In January 2016 the Company acquired 100% of the shares of Leaders in Community Alternatives (LCA), a company providing electronic monitoring and community-based services. The acquisition amounted to approximately $2.9 million not including contingent consideration subject to an earn out mechanism which has a fair value of zero, derived from LCA’s revenues in the years 2016, 2017 and 2018. The acquisition was accounted for as business combination.

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$2,918
Acquired assets and liabilities
Capital acquired	435
Customer relations	424
Deferred tax liability	(170)
Goodwill	2,229

Intangible assets' depreciated cost amounts to $2,592 as of December 31, 2016. Amortization cost amount to $61 in 2016.

Purchase of Safend Ltd.

In March 2016 the Company acquired 100% of Safend Ltd, a company providing encryption and data protection solutions. As a consideration for the acquisition the Company will provide Safend Ltd. up to $1,500 of working capital to support its business operations. The acquisition was accounted for as business combination. As a result of the acquisition the Company recorded a gain from bargain purchase in the amount of $3.7 million. The gain is attributed to the fact that we acquire Safend for no consideration due to Safend former parent was filed for bankruptcy.

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$0
Acquired assets and liabilities
Capital acquired	(145)
Customer relations	1,912
IP	346
Patents	1,583
Deferred tax asset	606
Deferred tax liability	(565)
Gain from bargain purchase	3,737

Intangible assets' depreciated cost amounts to $3,222 as of December 31, 2016. Amortization cost amount to $619 in 2016.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	ACQUISITION (cont.)

Purchase of PowaPOS’ assets and IP

On April 18, 2016, the Company acquired IP, Inventory and Receivable of PowaPOS, a division of POWA Technologies Ltd. PowaPOS provides a fully-integrated mobile and tablet-based system innovative POS platform. The asset’s acquisition’s consideration amounted to approximately $1,174. The assets acquired, at the acquisition date are IP in the amount $493, inventory in the amount of $543 and receivables in the amount of $138

Purchase of Alvarion Technologies Ltd.

On May 18, 2016, the Company acquired Alvarion Technologies Ltd. (“Alvarion”). In consideration for this acquisition, the Company will pay up to $1 million in cash and an additional earn-out of up to $1 million during the next two years following the acquisition, mainly based on sales from the Alvarion division. As a result of the acquisition the Company recorded a gain from bargain purchase in the amount of $6.8 Million. The gain is attributed to the fact that we acquired Alvarion from a trustee after it went bankrupt.

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$1,425

Acquired assets	2,705
Technology	739
Brand	290
Patents	3,700
Deferred tax asset	1,026
Deferred tax liability	(257)
Gain from bargain purchase	6,778

Depreciated cost amounts to $4,589 as at December 31, 2016. Amortization cost amounted to $140 in 2016

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
	$	$
Cost:

Computers and peripheral equipment	2,539	1,131
Office furniture and equipment	801	351
Trade Equipment	35	-
Leasehold improvements	427	295
Vehicle	29	29
	3,831	1,806
Accumulated depreciation:
Computers and peripheral equipment	1,978	648
Office furniture and equipment	580	202
Trade Equipment	2	-
Leasehold improvements	77	39
Vehicle	29	29
	2,666	918
Depreciated cost	1,165	888

(1) Depreciation expenses for the years ended December 31, 2016, 2015 and 2014, were $1,748, $291 and $103, respectively.

(2) Property plant and equipment in connection with business combination includes cost of $1,496 and depreciated cost of $1,131.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS

Other Intangible assets consists mainly of development costs of software to be sold, eased or marketed. Development costs capitalized in during the year ended December 31, 2016 amounted to $1,487. Amortization expenses for the years ended December 31, 2016 amounted to $448.

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2016	2015
	$	$
Liabilities related with the Smart ID acquisition	805	813
Accrued marketing expenses	818	838
Authorities	-	113
Professional services	318	160
Overheads	122	129
Legal contingent liability	236	6
Legal service providers	508	298
Other accrued expenses	690	65
	3,497	2,422

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending 2016 to 2019. The monthly lease amount, including management fees of the leased property, is approximately $172.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2017	1,776
2018	1,608
2019	659
2020	188
4,231

b.	Guarantees, indemnity and liens:

1.	The Company issued bank guaranties in the total amount of $0.7 million as a part of the ongoing terms of the contracts with existing customers and for tenders.

2.	The Company has bank guarantees of up to NIS 1,320 ($343 as of December 31, 2016) to the owners of its offices in Herzliya.

3.	On April 29, 2012, the Company’s board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Company’s current and former chairmen of the board of directors, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company, such as to a bank in order to secure short-term loans that are given by them from time to time to the Company.

4.	Portion of the inventory is subject to a line of GBP 127 (approximately $156 as of December 31, 2016) for inventory held in a third-party warehouse.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation:

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

In February 2017, a legal claim in the amount of $1,760 was filed against the Company by a former business partner. The claim was filed following a dispute that arose in 2016 between the Company and the former business partner relating to an alleged infringement of the 2012 cooperation agreement between the parties. The Company believes that the claim has no merits and that the probability of the legal proceeding resulting in an unfavorable outcome to the Company is remote.

NOTE 10:	INCOME TAX

a.	Changes in Israeli corporate tax rates:

The regular corporate tax rate in Israel in 2016 is 25% (2015: 26.5%; 2014: 26.5%).

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

Under an amendment enacted in December 2016 to the Israel Income Tax Ordinance of 5721-1961, or the Tax Ordinance, the corporate tax rate will decrease to 24% for 2017 and 23% for 2018 and thereafter. Israeli companies are generally subject to capital gains tax at the corporate tax rate

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

	December 31,
	2016	2015
	$	$

Operating loss carry forwards	13,625	7,656
Reserves and allowances	913	1,629

Net deferred tax assets before valuation allowance	14,538	9,285
Valuation allowance	(10,471)	(5,213)

Net deferred tax assets	4,067	4,072

Deferred income taxes consist of the following:
Domestic	8,987	4,027
Valuation allowance	(4,867)	-
Net deferred tax assets	4,120	4,027

Foreign	5,550	5,258
Valuation allowance	(5,604)	(5,213)
	(54)	45

As of December 31, 2016, the Company, its subsidiaries, have provided a valuation allowance of $10,471 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $4,067 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.	Carryforward tax losses:

SuperCom Ltd. has accumulated losses for tax purposes as of December 31, 2016 of approximately $23.1 million, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $13.8 million, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2016, SuperCom’s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $14,411. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. Approximately $3,413 of the carryforward tax losses of the Company’s subsidiary in the U.S, is subject to such limitation.

e.

Israeli entities acquired in 2016 had accumulated net carried forward losses derived from operations prior to the acquisition date. These losses which carry full valuation allowance are not included in note 10 c as the company is in process of validating its statutory position.

SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2011.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

f.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2016	2015	2014
	$	$	$

Domestic	(9,634)	915	6,281
Foreign	(2,268)	301	1,595
	(11,902)	1,216	7,876

(*) Substantially all tax expenses are as a result of changes in deferred taxes

g.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2016	2015	2014
	$	$	$
Income(loss) before income tax, as reported in the consolidated statements of operations	(11,902)	1,216	7,876
Statutory tax rate in Israel	25%	26.5%	26.5%

Theoretical tax expense	(2,976)	322	2,087
Current year carryforward losses and other differences for which a valuation allowance was recorded	-	2	67
Changes in valuation allowance	5,257	(211)	(1,332)
Gain from bargain purchase and non-recoverable withholding taxes	(1,516)
Changes in foreign currency exchange rate and other differences	255	44	674
Changes in tax rate	828	-	-
Non-deductible expenses	243	40	179

Actual income tax expense (benefit)	2,091	197	1,675

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

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

During 2016, as part of the Company’s stock repurchase plan, the Company repurchased additional 566,159 shares, at an average cost of $4.74 per share. 1,250,546 shares were retired in March 2016.

b.	Shareholders’ rights:

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

During the year 2014, the Company issued option to purchase up to 36,765 shares to several employees and to a service provider of the Company. The options (fair value of which was estimated at $189) have a weighted average exercise price of $1.86, and of such options, 31,765 were exercised by the end of 2014.

During the year 2015, the Company issued option to purchase up to 500,530 shares to several employees of the Company. The options (fair value of which was estimated at $3,974) have a weighted average exercise price of $5.80, and of such options, 41,882 were exercised and 81,000 were cancelled by the end of 2015.

During the year 2016, the Company issued option to purchase up to 67,883 shares to several employees of the Company. The options (fair value of which was estimated at $208) have a weighted average exercise price of $2.82, and of such options, 2,500 were exercised and 8,000 were cancelled by the end of 2016.

2.	A summary of the Company’s stock option activity and related information is as follows:

	Year ended December 31
	2016		2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	487,432	5.12	137,855	2.64	204,931	2.06
Granted	67,833	2.82	500,530	5.80	36,765	1.86
Exercised	(8,383)	1.53	(65,411)	3.10	(100,441)	0.82
Canceled and forfeited	(130,500)	6.96	(85,542)	6.64	(3,400)	13.00
Outstanding at end of year	416,432	4.24	487,432	5.12	137,855	2.64
Exercisable at end of year	186,253	4.14	95,709	4.81	44,618	5.90

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

The weighted average fair value of options granted during the reported periods was $6.2 per option for the year ended December 31, 2016, $7.94 per option for the year ended December 31, 2015 and $5.15 per option for the year ended December 31, 2014.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2016 and 2015 grants: risk-free rate of 1.28%, dividend yield of 0%, expected volatility factor of 362.86% and expected term of 3.11 years. The following weighted average assumptions were used for the 2014 grants: risk-free rate of 0.34% dividend yield of 0%, expected volatility factor of 314.47% and expected term of 1.9 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its stock-based employee compensation awards and warrants were $924, $1,529, and $173 for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table summarizes the allocation of the stock-based compensation and warrants charge

	Year ended December 31,
	2016	2015	2014
	$	$	$

Cost of revenues	266	264	-
Research and development expenses	207	311	35
Selling and marketing expenses	292	249	-
General and administrative expenses	159	705	138

	924	1,529	173

The options outstanding and exercisable as of December 31, 2016, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2016	Weighted average exercise price	Aggregate intrinsic value
$			$	$		$	$
0.00-0.85	97,512	5.61	0.68	264,017	68,098	0.68	184,555
3.00-5.00	251,148	2.42	4.10	32,160	87,383	4.34	6,720
7.00-10.00	60,500	3.13	8.72	-	23,500	8.67	-
18.75-22.00	7,272	0.33	19.43	-	7,272	19.43	-
	416,432	3.23	4.24	296,177	186,253	4.14	191,275

The total intrinsic value of options exercised for the years ended December 31, 2016, 2015 and 2014 was $191, $138, and $943, respectively, based on the Company’s average stock price of $3.78, $9.39, and $9.17, during the years ended on those dates, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2015 and changes during the year ended December 31, 2015 is presented below:

	Options	Weighted– average grant-date fair value

Non-vested at January 1, 2016	384,473	7.04
Granted	67,883	27.80
Vested	(38,295)	21.26
Forfeited and canceled	(8,000)	7.78
Non-vested at December 31, 2016	406,061	0.66

As of December 31, 2016, there was $2,704 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans.

d.	Private placements and warrants:

A summary of the Company’s warrants activity to investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities), to settle obligation to service providers, and related information is as follows:

	Year ended December 31,
	2016		2015		2014
	Number of warrants (*)	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	4,000	20.00	4,000	20.00	4,000	20.00
Granted			48,055	0.38	-	-
Exercised			(48,055)	0.38	-	-
Canceled and forfeited	(4,000)	20.00	-	-	-	-
Outstanding at end of year	-	-	4,000	20.00	4,000	20.00
Exercisable at end of year	-	-	4,000	20.00	4,000	20.00

e.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	RELATED PARTY TRANSACTIONS

a.	On July 25, 2010, the board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as Chairman. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer. On May 12, 2011, the special general meeting approved a service agreement with Mrs. Trabelsi whereby she will receive a monthly fee equal to 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company will bear all reasonable costs and expenses incurred by the Chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. On December 27, 2012, the company’s shareholders at a general meeting of shareholders approved the reappointment of Mrs. Trabelsi as Chairman. On May 9, 2013, the general meeting of shareholders of the Company approved the same management services compensation for Mrs. Trabelsi as those approved in May 2011.

b.	Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

c.	As of December 31, 2016, the Company accrued $56 as expenses arising from related party management services.

d.	On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure short-term loans that are given by them from time to time to the Company. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2010 until 2013 ranged from NIS 10,000 up to NIS 1,965,000. Currently, there are no outstanding loans from Mrs. and Mr. Trabelsi. (Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1 million ($260 as of December 31, 2016)).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business) and follows the requirements of ASC Topic 280, “Segment Reporting”.

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2016		2015		2014
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
Africa	5,681	-	20,425	-	24,083	-
European countries	1,211	-	1,325	-	3,901	-
South America	1,803	-	1,420	-	1,479	-
United States	9,888	122	121	14	126	16
Israel	724	1,043	161	874	50	600
APAC	675	-	-		-
Other	43	-	109	-	64	-

	20,025	1,165	28,340	888	29,703	616

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

b.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2016	2015	2014
	$	$	$

Raw materials and equipment	3,353	9,427	4,982
Electronic monitoring	4,437	-	-
Treatment programs	4,530	-	-
Maintenance, royalties and project management	7,705	18,913	24,721

	20,025	28,340	29,703

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2016	2015	2014

Customer A	6%	17%	42%
Customer B	5%	30%	19%
Customer C	13%	30%	18%
Customer D	-	3%	13%
Customer E	-	9%	-
Customer F	8%	5%	5%

d.	Summary information about segments:

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer.

	Year ended December 31, 2016

	Cyber	Connectivity	Government	Total

Revenues	1,760	1,527	16,738	20,025

Operating Loss	(2,072)	(1,557)	(7,970)	(11,599)

Total property and Equipment net	84	175	906	1,165

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	OTHER EXPENSES

	Year ended December 31,
	2016	2015	2014
	$	$	$

Doubtful debt provision	438	1,576	1,225
Acquisition related expenses	165	-	-
Other	110	598	-
Total	713	2,174	1,225

Bad debt

The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2016	2015	2014
	$	$	$

Balance at beginning of period	1,576	4,390	2,084
Provision during the period	1,238	1,576	2,306
Doubtful account classified as bad debt	-	(4,390)	-
Reversal of allowance for doubtful account	(800)	-	-
Balance at end of period	2,014	1,576	4,390

NOTE 15:	FINANCIAL (EXPENSES) INCOME, NET

	2016	2015	2014
	$	$	$
Financial expenses:

Interest, bank charges and fees	(219)	(211)	(165)
Exchange differences, net	-	(66)	-
Unwind of discount earn out liability	(118)	-	-

Total financial expenses	(337)	(277)	(165)
Financial income:

Exchange differences, net	34	-	32

Total financial income	34	-	32

Total financial expenses, net	(303)	(277)	(133)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
	Name:	Arie Trabelsi
	Title:	Chief Executive Officer

Dated: May 22, 2017

70