Form 20-F/A
period 2016-12-31
SuperCom Ltd
filed 2017-05-25
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785 and 333-121231, and Form F-3 File No 333-197434

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on May 24, 2017 (the “Form 20-F”), is being filed solely:

•	to correct the date of the audit report of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tomatsu Limited, with respect to its audit of our consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016;

•	to insert some clarifying language and values in Note 5 and Note 13d to Consolidated Financial Statements under “Item 18 – Financial Statements – Notes to Consolidated Financial Statements”; and

•	to include certain inadvertently omitted language in “Item 6E – Directors, Senior Management, and Employees – Share Ownership”, Notes 13 and Note 9 to Consolidated Financial Statements under “Item 18 – Financial Statements – Notes to Consolidated Financial Statements”, and “Item 3A – Key Information – Selected Financial Data”.

Other than as described above, this Amendment does not amend, update or restate any other information included in the Form 20-F. This Amendment does not reflect any events that have occurred after the date of the initial filing of the Form 20-F, and as a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F, except for the officer certifications which speak as of the filing date of the Amendment.

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

During 2012, we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed products and solutions including the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components,

On January 1, 2016 we acquired Leaders in Community Alternatives, Inc., or LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

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

Income Statement Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	20,025	28,430	29,703	8,822	8,940
Cost of revenues	17,461	10,446	7,301	1,896	1,619
Gross profit	2,564	17,894	22,402	6,926	7,321
Operating expenses:
Research and development	6,718	3,669	3,359	564	313
Selling and marketing	9,970	6,611	7,036	3,158	3,060
General and administrative	7,277	3,947	2,773	1,183	857
Other expenses	713	2,174	1,225	507	1,085
Gain on bargain acquisitions	(10,515)	-	-	-	-
Total operating expenses	14,163	16,401	14,393	5,412	5,315
Operating income (loss)	(11,599)	1,493	8,009	1,514	2,006
Financial income (expenses), net	(303)	(277)	(133)	(156)	1,805
Income (loss) before income tax	(11,902)	1,216	7,876	1,358	3,811
Income tax (expense) benefit	(2,091)	(197)	(1,675)	5,108	1,006

Net income (loss)	(13,993)	1,019	6,201	6,466	4,817

Per Share Data:
Basic earnings per share	(0.93)	0.07	0.46	0.71	0.75
Diluted earnings per share	(0.93)	0.07	0.45	0.70	0.59

	2016	2015	2014	2013	2012
	(U.S. dollars in thousands, except per share data)

Summary of Balance Sheet Data:
Cash and cash equivalents	1,708	22,246	4,789	2,673	225
Total Current Assets	23,160	48,082	28,374	12,109	2,930
TOTAL ASSETS	53,473	65,942	42,874	31,279	3,743
Total Current Liabilities	12,926	10,238	12,666	8,129	2,796
Total Long-term Liabilities	1,822	1,272	1,902	3,758	236
SHAREHOLDERS’ EQUITY	38,724	54,432	28,306	19,392	711

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The weighted average fair value of options granted during the reported period was $6.2 per option for the year ended December 31, 2016. The fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the 2016 grants: risk-free rate of 1.61%, dividend yield of 0%, expected volatility factor of 219.29%, and expected term of 3.25 years. The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

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

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015 and 2014 was $16, $138, and 943, respectively, based on our company’s average stock price of $3.78, $9.39, and $9.17, during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2016 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2016	384,473	$7.04
Granted	67,883	$27.8
Vested	(38,295)	$21.26
Forfeited and canceled	(8,000)	$7.78
Non-vested at December 31, 2016	406,061	$.66

As of December 31, 2016 and December 31, 2015, there was $2,202 and $3,069, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

SuperCom Ltd.

We have audited the accompanying consolidated balance sheets of Supercom Ltd. (the "Company") and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

May 24, 2017

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

In April 22, 2016 the Company concluded further negotiations with OTI with respect to the earn-out liability by which an agreement with OTI was signed. Under this agreement the remaining earn-out amount was set to a maximum $3,550, out of which an amount of $2,050 was paid at the beginning of May 2016 and the remaining amount of $1,500 will be subject to the original earn out mechanism.

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

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$0
Acquired assets and liabilities
Capital acquired	(145)
Customer relations	1,912
IP	346
Patents	1,508
Deferred tax asset	606
Deferred tax liability	(565)
Gain from bargain purchase	3,662

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

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$1,425

Acquired assets	2,705
Technology	739
Brand	290
Patents	3,775
Deferred tax asset	1,026
Deferred tax liability	(257)
Gain from bargain purchase	6,853

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

In August 2016, three claims previously filed against the Company and a number of defendants affiliated with the Company were consolidated into a class action lawsuit. The claims assert causes of action based on alleged false and misleading projections made by the Company in 2015. The complaint seeks unspecified compensatory damages. The Company believes that the claim has no merits and that the probability of the legal proceeding resulting in an unfavorable outcome to the Company is remote.

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

The total intrinsic value of options exercised for the years ended December 31, 2016, 2015 and 2014 was $16, $138, and $943, respectively, based on the Company’s average stock price of $3.78, $9.39, and $9.17, during the years ended on those dates, respectively.

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

As of December 31, 2016, there was $2,202 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans.

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

	Year ended December 31, 2016

	Cyber	Connectivity	Government	Total

Revenues	2,173	1,539	16,313	20,025

Operating Loss	(2,385)	(1,557)	(7,657)	(11,599)

Total property and Equipment net	84	175	906	1,165

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	OTHER EXPENSES

	Year ended December 31,
	2016	2015	2014
	$	$	$

Doubtful debt provision	438	1,576	1,225
Acquisition related expenses	165	-	-
Other	110	598	-
Total	713	2,174	1,225

Bad debt

The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2016	2015	2014
	$	$	$

Balance at beginning of period	1,576	4,390	2,084
Provision during the period	1,238	1,576	2,306
Doubtful account classified as bad debt	-	(4,390)	-
Reversal of allowance for doubtful account	(800)	-	-
Balance at end of period	2,014	1,576	4,390

NOTE 15:	FINANCIAL (EXPENSES) INCOME, NET

	2016	2015	2014
	$	$	$
Financial expenses:

Interest, bank charges and fees	(219)	(211)	(165)
Exchange differences, net	-	(66)	-
Unwind of discount earn out liability	(118)	-	-

Total financial expenses	(337)	(277)	(165)
Financial income:

Exchange differences, net	34	-	32

Total financial income	34	-	32

Total financial expenses, net	(303)	(277)	(133)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
	Name:	Arie Trabelsi
	Title:	Chief Executive Officer

Dated: May 24, 2017

70