Form 20-F
period 2017-12-31
SuperCom Ltd
filed 2018-05-21
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Ordinary Shares, par value NIS 0.25 per share: 14,958,339 (as of December 31, 2017)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785 and 333-121231.

INTRODUCTION

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced IoT and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world.

We are comprised of three main Strategic Business Units(SBU) : e-Gov, IoT and Connectivity, and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens , visitors and Lands.

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System(LIS) .

On December 26, 2013 we acquired the SmartID division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and intellectual property, or IP, assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-Gov solutions and technology. The acquisition significantly expanded the breadth of our e-Gov capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

IoT and Connectivity

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IoT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities (iv) Smart Campus and (iv) transportation.

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suit of wrist devices, connectivity, and controlling software, from 2012 we have developed the next generation IoT suite of devices, connectivity and Monitoring software; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

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

Connectivity, In 2016, as part of our strategy to enhance and broaden our IoT connectivity products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd., or Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

Secure Financial Solutions (SFS), During 2014, we identified the secure financial services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our other divisions. Since 2014, we have developed and introduced secure financial services suite of products, the SuperPayTM. We offer advanced secure mobile payments ranging from mobile wallet to mobile point of sale (POS) using a set of components and platforms to enable secure mobile payments and financial services.

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in countries all over the world, and has been integrated by cloud-based POS software providers, we believes this technology will be a highly value-added solution to our secure payment customers around the world.

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-Gov, IoT and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“US GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2017, was NIS 3.467 per $1.00.

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

The following summary consolidated financial data for and as of the five years ended December 31, 2017 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2017 and as of December 31, 2016 and 2017 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2014 and 2015 have been derived from audited consolidated financial statements not included in this Annual Report other than the change in the manner of how the Company presents deferred income taxes as per ASU 2015-17 for which the Company has adjusted current and long-term deferred income tax classification. All share and per share data has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.

Income Statement Data:

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	33,264	20,025	28,340	29,703	8,822
Cost of revenues	20,351	17,461	10,446	7,301	1,896
Gross profit	12,913	2,564	17,894	22,402	6,926
Operating expenses:
Research and development	7,238	6,718	3,669	3,359	564
Selling and marketing	8,099	9,970	6,611	7,036	3,158
General and administrative	6,113	7,277	3,947	2,773	1,183
Other (income) expenses	(2,021)	713	2,174	1,225	507
Gain on bargain acquisitions	-	(10,515)	-	-	-
Total operating expenses	19,429	14,163	16,401	14,393	5,412
Operating income (loss)	(6,516)	(11,599)	1,493	8,009	1,514
Financial income (expenses), net	(538)	(303)	(277)	(133)	(156)
Income (loss) before income tax	(7,054)	(11,902)	1,216	7,876	1,358
Income tax (expense) benefit	393	(2,091)	(197)	(1,675)	5,108

Net income (loss)	(6,661)	(13,993)	1,019	6,201	6,466

Per Share Data:
Basic earnings per share	(0.45)	(0.93)	0.07	0.46	0.71
Diluted earnings per share	(0.45)	(0.93)	0.07	0.45	0.70

1

	2017	2016	2015	2014	2013
	(U.S. dollars in thousands, except per share data)

Summary of Balance Sheet Data:
Cash and cash equivalents	1,037	1,708	22,246	4,789	2,673
Total Current Assets	27,413	21,120	45,443	24,416	9,926
TOTAL ASSETS	54,198	53,473	65,942	42,874	31,279
Total Current Liabilities	17,960	12,771	10,238	12,666	8,129
Total Long-term Liabilities	3,531	1,978	1,272	1,902	3,758
SHAREHOLDERS’ EQUITY	32,707	38,724	54,432	28,306	19,392

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although we are 4 years into the process of integrating the operations of the SmartID division of OTI, and over 22 months into the process of integrating the operations of Prevision, LCA, Safend, Alvarion and PowaPOS, realizing any of the anticipated benefits of these acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations, and the market price of our ordinary shares may decline as a result.

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

In the three years ended December 31, 2017, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our operating results.

In the year ended December 31, 2017, 50% of our consolidated net revenue is attributable to sales to five large customers.

In the years ended December 31, 2016 and 2015, 32% and 94%, respectively, of our consolidated net revenue was attributable to sales to four and six large customers, respectively. While we expect to be less dependent on these customers in 2018 and in the future because of our expectation to secure more contracts from new customers, a substantial reduction in sales to, or loss of, any of the five customers would adversely affect our business unless we were able to replace the revenue received from those customers, which replacement we may not be able to find.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global markets for our IoT and connectivity. e-Gov, and Cyber Security solutions are highly fragmented and intensely competitive. They are characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as IoT, e-Gov, and Cyber Security, are adopted by public and private sectors around the world, we may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the markets in which our IoT, e-Gov, and Cyber Security, compete expand, we expect additional competitors to enter the market. We cannot ensure that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

In an effort to effectively compete in the IoT and connectivity, cyber security, and e-Gov products and services business, we have sought to acquire complementary businesses in the past and we may continue to do so in the future. In the event of any future acquisitions, we could:

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

Although we had profitable operations in five of the last seven years ended December 31, 2017, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

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

In order for us to achieve our growth objectives, our e-Gov, IoT and connectivity, Cyber Security, technology and solutions must be adapted to and adopted in a variety of areas, any or all of which may not adopt our technology. These areas include, among others:

•	national ID and e-Government;

•	counties and municipals;

•	public safety;

•	safe and smart cities

•	educational campus;

•	healthcare and homecare; and

•	large enterprises

We cannot accurately predict the future growth rate, if any, or the ultimate size of the e-Gov, IoT, Cyber Security, markets. The expansion of the market for our products and services depends on a number of factors such as:

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

If we are unable to develop and sustain our position as a provider of e-Gov, IoT and Connectivity, and Cyber Security, solutions and services and earn high margins from our technology, our business will not be as profitable as we hope, if at all.

The increasing sophistication of our e-Gov, IOT, Cyber Security, and Connectivity based technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying products. While we have had some success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated solutions and services that we believe are likely to produce attractive margins in the future. A significant portion of the value of our e-Gov, Cyber Security, and Connectivity technology lies in the development of software, firmware and applications that will permit the use of our products and technology in selected new markets. In contrast, the margins involved in manufacturing and selling IOT and Connectivity based technology can be relatively small and may not be sufficient to permit us to earn an attractive return on our development investments.

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

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2017, 2016 and 2015, approximately 70%, 51% and 99.6%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter. As a result of our dependence in the e-Gov division on a limited number of customers and our increased reliance on our e-Gov, and IoT solutions and products, our revenue has experienced wide fluctuations. We expect that our revenue will continue to fluctuate in the future as we market and implement solutions through our IoT and e-Gov divisions. A portion of our sales is not recurring sales; therefore, quarterly and annual sales levels will likely fluctuate. Sales in any period may not be indicative of sales in future periods. In addition, our result may fluctuate from year to year for the following reasons:

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

Our current patents portfolio and any patents that we may register in the future may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us.

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

The rules and regulations of the United States Federal Communications Commission(FCC), or the European CE, limit the radio frequency used by and level of power emitting from electronic equipment. Our Connectivity and IoT products and equipment are required to comply with these FCC and/or CE rules, which may require certification, verification or registration of the equipment with the FCC and CE. Certification and verification of new equipment requires testing to ensure the equipment’s compliance with the FCC’s and/or CE’s rules. The equipment must be labeled according to the FCC’s and/or CE’s rules to show compliance with these rules. Testing, processing of the FCC’s and/or CE’s equipment certificate or FCC registration and labeling may increase development and production costs and could delay introduction of our verification scanning device and next generation radio frequency technology scanning equipment into the U.S. European markets. Selling, leasing or importing non-compliant equipment is considered a violation of FCC or CE rules and related law, and violators may be subject to an enforcement action by the related authorities. Any failure to comply with the applicable rules and regulations of the FCC and/or CE could have an adverse effect on our business, operating results and financial condition by increasing our compliance costs and/or limiting our sales in the United States and Europe.

Risks Related to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	failing to meet in the financial projection or guidance

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

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

Sigma Wave Ltd., or Sigma, which is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board, and by her husband, Mr. Arie Trabelsi, is the beneficial owner of approximately 26.9% of our outstanding shares. Such ownership interest gives Sigma the ability to influence our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma may have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2017. Also, since 2011, rs and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

During 2002, we sold, in three separate transactions with third party purchasers, our entire equity interest in a U.S. subsidiary, InkSure Technologies, Inc., for which we received aggregate proceeds of approximately $6.6 million . In December 2002, we discontinued the operations, disposed of all of the assets and terminated the employees of two U.S. subsidiaries, Genodus Inc. and Kromotek, Inc.

In 2006 we decided to sell most of our e-Gov Division in order to focus on opportunities in the U.S. for our IoT businesses as well as our Critical Situation Management System, or CSMS, business, which we sold in 2010.

On December 31, 2006, we sold the majority of the e-Gov Division activities and related intellectual property to OTI for 2,827,200 restricted ordinary shares of OTI, as of December 31, 2008, we sold all of the OTI shares that we received in the transaction.

On August 28, 2007, we purchased through our wholly-owned subsidiary, Vuance, Inc., all of the issued and outstanding stock capital of Security Holding Corp., or SHC, from Homeland Security Capital Corporation and other minority shareholders for approximately $4,34 million of our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. A total of 258,218 ordinary shares were issued to the sellers. SHC was a Delaware corporation engaged in the manufacture and distribution of RFID-enabled solutions, access control and security management systems. During the fourth quarter of 2007, SHC and its subsidiaries were merged into our Vuance, Inc. subsidiary.

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

In January 2010, we completed the sale of certain of the assets of Vuance, Inc and certain of its liabilities related to our Government Services Division, pursuant to an asset purchase agreement for $250,000. In addition, the purchasers agreed to pay Vuance, Inc. an earn-out of up to $1.5 million over the course of calendar years 2010 through 2013.

At the beginning of 2012, we decided to leverage our experience in the e-Gov market and increase our position in the market by: (i) proposing other new technologies and solutions to our existing e-Gov customers, (ii) securing other e-Gov projects and solutions by virtue of entering into joint ventures with partners with a global presence and complementary goals and products and (iii) retaining an outstanding group of market executives and experts, which allowed us to propose and implement what we believe to be competitive ID and e-Gov solutions to the global markets.

During 2012, we altered our strategy with respect to the IoT division to focus on solutions for three growing electronic monitoring vertical markets: (i) public safety, (ii) healthcare and homecare and (iii) transportation management. We have enhanced and developed a series of new products and solutions including the Pure Security Suite, Puretag, PureCom, Pure Monitor and PureTrack,

Between 2013 and through 2016, our product depth and global presence was expanded significantly with our acquisitions of the SmartID division of OTI in 2013, Prevision in 2015, and LCA, Safend , the PowaPOS business, and Alvarion in 2016, together with our extensive research and development of new product lines for the e-Gov, IoT, cyber security, and connectivity businesses.

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

On November 12, 2015, we acquired Prevision, an Israeli based cyber security company. We paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism for the next four years. The contingent consideration is subject to service provided by the seller to the company during the earn-out period and therefore is not part of the business combination, as of January 15, 2018 the seller does not provide services to the Company..

On January 1, 2016 we acquired LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $2.9 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of stand-alone LCA management revenue projections, as of January 2018 the contingent earn-out is no longer exists.

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

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced IoT and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world.

We are comprised of three main Strategic Business Units(SBU) : e-Gov, IoT and Connectivity(or “IoT”), and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens , visitors and Lands

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System(LIS) .

On December 26, 2013 we acquired the SmartID division of On Track Innovations Ltd., or OTI, including all contracts, software, other related technologies and intellectual property, or IP, assets. The SmartID division has a strong international presence, with a broad range of competitive and well-known e-Gov solutions and technology. The acquisition significantly expanded the breadth of our e-Gov capabilities globally, while providing us with outstanding market and technological experts, together with leading ID software platforms and technologies.

IoT and Connectivity

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field-proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IOT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities (iv) Smart Campus and (iv) transportation.

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suit of wrist devices, connectivity, and controlling software, from 2012 we have developed the next generation IoT suite of devices, connectivity and Monitoring software; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

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

Connectivity, In 2016, as part of our strategy to enhance and broaden our IoT connectivity products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd., or Alvarion. Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

Secure Financial Solutions (SFS), During 2014, we identified the secure financial services market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our other divisions. Since 2014, we have developed and introduced secure financial services suite of products, the SuperPayTM. We offer advanced secure mobile payments ranging from mobile wallet to mobile point of sale (POS) using a set of components and platforms to enable secure mobile payments and financial services.

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in countries all over the world, and has been integrated by cloud-based POS software providers, we believes this technology will be a highly value-added solution to our secure payment customers around the world.

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-Gov, IoT and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

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

Market Opportunity

We believe that our wide range of solutions offers us several opportunities across global markets and industries. The overall e-Gov market remains strong. Our addressable market includes both developing and developed countries. The acquisition of the SmartID division of OTI in late 2013 diversified our source of revenues and offered us access to new markets in Africa, Asia, and South America, all areas with great potential.

We plan to grow the e-Gov division organically, by adding new e-Gov government customers and by offering more services to existing customers. We believe that our platform is agile and scalable, meaning that once a customer is using one of our applications, it is easy to add additional applications and services, which can increase a client’s return on their investment. In addition, and as a result of the integration of SuperCom and the SmartID division, we are now well-positioned to work on larger international tenders, we began actively bidding on larger international tenders in markets where we see significant opportunities.

The opportunities we see for our e-Gov division may have an impact on the number of opportunities for our IoT, and Cyber security divisions as well. We have begun to leverage our e-Gov existing customer base, and we believe that the expertise and robust innovative solutions in these two segments represent a significant opportunity for SuperCom.

We offer our new generation IoT and connectivity hybrid suite, which provides a full solution encompassing proprietary software and various secure connectivity technology, to customers in the United States and in Europe, South America and Africa, by exhibiting and demoing to potential customers in those regions. We launched our new generation Pure Security offender monitoring suite and began submitting it to tenders in the public safety market. These tenders range in value from tens of thousands to tens of millions of dollars.

In January 1, 2016, we acquired LCA, a California based, private criminal justice organization with over 25 years of experience running electronic monitoring programs for government customers in the U.S. It has significantly bolstered our competitive edge in competitive tenders allowing us to offer not only cutting edge technology, but also extensive industry experience. We have since then beat market competitors in competitive processes and have been awarded projects in in various countries around the world including USA, Canada, Latvia, Czech Republic, Denmark, Bulgaria and other countries in Europe and Asia. Following our recent success and status in active tenders, we believe we are well positioned to win additional new projects in years to come.

In addition, there is always demand for better security systems and services. We believe that personnel and asset management are now leading security concerns in commercial and governmental enterprises, and that this should drive an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our IoT solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles.

With respect to our Secure Financial Solutions, research indicates that 2.5 billion people globally are un-banked (meaning they have no bank account or credit card), but over 1 billion of those people have access to mobile phones, which represents our SFS applicable market. We presented our mobile money and mobile payment suite at several large payment conferences and the global market showed interest in our proprietary solution.. In September, 2016, we launched a mobile wallet solution together with Verifone, a leading global technology and service provider in the point-of-sale market, and Nofshonit, one of the largest loyalty club providers and operators in Israel, for digital loyalty and pre-paid shopping programs. We believe that our ability to capture even a small portion of this fast growing market would represent a significant and long-term growth opportunity.

We identified the Cyber Security market as a fast growing market where SuperCom has major advantages due to synergic technologies and shared customer bases with our e-Gov, and IoT divisions. In 2015, we acquired Prevision Ltd., a company with a broad range of competitive and well-known Cyber Security services. During the first quarter of 2016, we acquired Safend Ltd, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft. We now have a platform of thousands of sophisticated enterprise customers which run our proprietary endpoint protection software and utilize our cyber security services. Through this platform we hope to more easily deploy additional innovations in cyber security, such as our proprietary Safe Mobile security software, to high quality enterprise customers.

Our Strategy

We are focused on our core competencies, which are comprised of our e-Gov platform and solutions, our IoT suite and connectivity solutions, our extensive Cyber Security products and solutions. Our growth strategy includes the following components:

•	Develop strong strategic relationships with our business partners, including the systems integrators and representatives that introduce our products and solutions into their respective markets.

•	Employ dedicated sales personnel to work closely with our business partners. Our sales personnel will customize and adapt solutions that can then be installed and supported by these business partners.

•	Expand our IoT and Cyber Security activities globally, particularly in the Americas, Europe, and the Far East.

•	Leverage our customer base, superior PureSecurity hybrid suite of IoT solutions, and Cyber Security capabilities to secure additional long-term contracts with governments and communities in the public safety markets.

•	Leverage our reputation, talented personnel, and project management capabilities in the e-Gov market to secure additional projects and solutions in the growing e-Government market.

•	Leverage our customer base, Connectivity solutions, and Cyber Security capabilities to secure additional long-term contracts with governments and communities in the Communication Infrastructure market.

•	Develop strong strategic relationships with business partners that will introduce our solutions into the healthcare, homecare, Safe City and Smart Campus markets.

•	Develop strong strategic relationships with business partners in the financial services industry, and un-banked and mobile payments markets.

•	Identify and acquire synergistic contracts or businesses in order to reduce time to market, obtain complementary technologies and secure required references for international bids.

•	Grow our business in emerging markets with perceived significant growth opportunities.

We currently target the following markets:

National e-Government Market. Additional national e-Government clients with our e-Gov and Cyber Security technologies and products.

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

Financial Services and Retail Markets. Cyber Security, Financial services and retail markets through our SFS suite, VeloPOS, and through our Cyber Security products and solution.

Airports and Ports. Airports and ports with our IoT, e-Gov, cyber security and connectivity products and solutions. Our IoT products can help common carriers monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing the risk of lost baggage, increasing customer service and improving security. Our e-Gov solutions can offer airports and ports turnkey border control systems. Our border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive accurate identification based on a combination of two machine-readable biometric applications: fingerprints and facial recognition. We offer short implementation and quick integration with the existing border control system of the country and provide external interfaces to digital certificate authority for signature verification as well as interfaces to other agencies.

Enterprises and Industrial Companies. Enterprises and industrial companies with our cyber security, SPS, connectivity, and IoT products and solutions, which can be used by enterprises, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, pick up orders, verify inventory and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our IoT suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

Hospitals and Homecare. Hospitals and homecare with our cyber security, Connectivity, and IoT products and solutions. The healthcare sector has successfully utilized IoT technologies for the purposes of infant protection in maternity wards and resident safety in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our IoT Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, IoT and connectivity technology will be utilized in real-time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

Municipals and Educations. Municipals and education institution with our Safe City, Smart City and Smart Campus products and solutions and cyber security, connectivity, and IoT products and solutions.

Government and Enterprise Cyber Security Markets. Homeland and enterprise cyber security markets with our Cyber Security products and services to governments and large enterprises.

Our Solutions and Products

e-Government (e-Gov) SBU Products and Solutions

We have been active in the national ID and e-Government industry for more than 25 years. We work with governments and public sectors, and we believe SuperCom e-Gov is an internationally recognized competitor in the design, development, integration and delivery of highly secured national ID and e-Government solutions.

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

In addition, our e-Gov division offers a variety of related services, including: requirements extraction and system design, project management, project operation, training, operational processes optimization, assimilation, project financing (under BOT/PPP scheme), knowledge transfer, fee collection, maintenance and support and more.

We believe our e-Gov systems comply with regional and international standards and enhance usability by using smart card applications. Our systems’ central servers include redundancy capabilities that provide disaster recovery or failover between sites. All solutions issue financial, accountability, transaction auditing and management information reports, which decrease the likelihood of tampering and fraud by individuals.

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

IoT and Connectivity SBU Products and Solutions

Our IoT division features a multiple connectivity base IoT hybrid suit accompanied by services specifically tailored to meet the requirements of the applicable industries, primarily: (i) public safety, (ii) healthcare and homecare, (iii) SafeCity, (iv) Smart Campus, (v) Connectivity networks and (iii) transportation. Our PureRF and PureSecurity suite assists organizations in efficiently utilizing time and resources. We believe it has a number of advantages for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable personal resources and assets.

Equipped with complex IT and cyber security knowledge and experience, our senior personnel from the IoT industry and our suite of products and software can customize IoT and connectivity programs and solutions at all levels, from tags to readers to servers, and at all stages, from design to implementation and maintenance.

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

Secure Financial Services Products and Solutions

We offer a full suite of solutions, ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. Our products and solutions include:

SuperPayTM Suite. SuperPay is a secure mobile payment hybrid suite that allows mobile users to securely make payments while supporting smartphones. SuperPay features a number of secure payment methods and utilizes biometric authentication features already integrated in advanced smartphones such as iPhone Touch ID, Samsung fingerprint scanner, or external biometric authentication.

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

Connectivity Products and Solutions

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

Cyber Security SBU Products and Solutions

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

SafeMobile, which provides high-end security framework designed to meet cyber threats on both the mobile client and on an organization’s main server. The solution in development enables rapid deployment of any application on a smart device leaving the security challenges to the framework.

Research and Development

Our research and development efforts have enabled us to offer our customers a broader line of products and solutions, primarily in the areas of our e-Gov, IoT and Connectivity, and Cyber Security. We intend to continue to research and develop new technologies and products for the e-Gov, Cyber Security, Connectivity and IoT SBUs. There can be no assurance that we can achieve any or all of our research and development goals.

During the years ended December 31, 2017, 2016 and 2015, we have invested, $7.2 million,$6.7 million, and $3.7 million, respectively, in research and development. We anticipate that we will continue to invest up to 15% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 23 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including our employees and service providers located in the United States, Israel, Zambia, Angola, Mexico, Spain, Philippines, England and China who sell and support our products in their regions. We are also represented by several independent representatives, resellers and distributors.

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

On September 22, 2014, we entered into an agreement as contractor to a private company that was awarded an e-Government project in another country, for the design and implementation of three e-Gov sub-systems along with support and maintenance services for the entire project. The agreement provides for a total contract price of approximately $19 million, payable upon the completion of certain milestones. The initial phase of the contract consists of the design and implementation of the sub-systems for an aggregate contract price of $14.3 million. We received $5.6 million of this amount as advance payment for the initial phase, and receive the remainder upon certain milestones during this phase. The initial phase is scheduled to last approximately 9 months. Following the systems becoming operational in the initial phase, we will provide maintenance services for a three-year period. The aggregate contract price for service and maintenance during this period is $4.5 million, which will be paid in quarterly installments. This contract contains customary termination provisions for both parties. In 2017, we completed the design and deployment stage. which was followed by a service and maintenance stage for a period of two years.

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2017 (all amounts in thousands of dollars):

	2017	2016	2015
Africa	9,713	5,681	25,204
Europe	2,482	1,211	1,325
South and center America	8,778	1,803	1,420
United States	9,921	9,888	121
Israel	1,309	724	161
APAC	1,034	675	-
Other	27	43	109
Total	33,264	20,025	28,340

As part of the Company decision to switch from one technology segment, the e-government, into three separate technologies segments or Strategic business units; e-Gov, IoT, and Cyber Security, the Company acquired during 2016, four different companies with various technologies and customers base which enrich and strengthen the capacities and offering of each of the three segments.

Following the acquisitions, in 2016 the Company went thru a restructuring and merger process, and decided to report a transitional operation segments. Government, Connectivity and Cyber Security.

In 2017, the Company completed the restructuring process, and moved to report the new technologies segments. The following table provides a breakdown of total revenue by Segments for the three years ended December 31, 2017 (all amounts in thousands of dollars):

	Year ended December 31,
	2017	2016	2015
e-Gov	18,232	7,020	27,404
IoT	11,264	10,833	345
Cyber Security	3,768	2,172	591
Total	33,264	20,025	28,340

The following table provides a breakdown of total revenue by products and services for the three years ended December 31, 2017 (all amounts in thousands of dollars):

	Year ended December 31,
	2017	2016	2015
	$	$	$
Revenues
Products	19,396	7,631	23,113
Services	13,868	12,394	5,227

Total revenues	33,264	20,025	28,340

Customer Service and Support

Customer service includes mainly maintenance and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in Ecuador, Angola, Spain, France, England, Mexico, Philippians, Zambia, Tanzania, Columbia, Europe, the United States or Israel. We usually give each of our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because our Connectivity, IoT, Cyber Security, and e-Gov solutions are more complex than our previously offered solutions and additional new products may be deployed.

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

We manufacture a range of IoT, Connectivity, and e-Gov products and systems. We outsource the manufacturing of: (i) printed circuit boards, or PCBs, to a number of different suppliers both in Israel and the Far East, (ii) enclosures to suppliers in Israel and the Far East and (iii) Teslin paper (a synthetic material used in making ID cards), laminates, inlays, modules, cards, from suppliers from the Far East, Europe, the United States and Israel. The electronic assembly of our products is done in Israel, Europe, and the United States. We sometimes commit to long-term relationships with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and are tested, assembled, calibrated and put in appropriate enclosures by outsource manufacturers in Israel. Then they go through a validation and quality assurance process. Other components are off-the-shelf products, which we purchase from a number of different suppliers.

All of the activities for e-Gov, Connectivity, Cyber Security and IoT, such as purchasing, logistics, integration, training, installation and testing, are done by our employees. In locations where we do not have a local representative, we assign certain tasks to local third parties and service providers that we supervise. We have subcontracting agreements with local IT companies who have dedicated and experienced personnel. Such subcontractors provide all local support, maintenance services and spare parts to customers in a specified area.

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that, G4S/Guidance, Serco, Attenti Monitoring, Buddi, iSecureTrac and SecureAlert are our potential competitors with respect to our IoT products and solutions. We believe that Face Technologies, 3M/Cogent, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Safran Morpho, Gemalto, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-Gov products and solutions market. We believe that Apple, Google, M-PESA, Giesecke & Devrient, Jumio, Infobip. VeriFone are the primary competitors for our SFS products. We believe that Symantec, Esset, Mcfee and Checkpoint are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our IoT, SPS, Connectivity, Cyber Security and e-Gov products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Currently we own 52 issued patents in the United States and 74 issued patents in the rest of the world.

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

As part of the acquisition of the SmartID division, we also received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use certain intellectual property from OTI in connection with our past, ongoing and future e-Gov projects.

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

The diagram below shows our active subsidiaries and affiliates as of May 14, 2018:

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

SuperCom Slovakia A.S. (“SuperCom Slovakia”)

SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. While we have a 66% ownership interest in SuperCom Slovakia, our voting power in SuperCom Slovakia is 50%. The company has no activity.

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

We do not own any real estate. We lease approximately 4,300 square meters of office and warehousing premise in Herzliya Pituach, Israel under a four-year lease expiring on June 30, 2018. According to the agreement, the monthly fee (including management fees) is approximately $131,000.

Currently, the Company is in negotiation for lease agreement for its offices in Israel.

We lease approximately 200 square meters of office premise in New York for our U.S. subsidiary, SuperCom Inc. We lease approximately 1,200 square meters of office premise in California for our U.S. subsidiary, LCA Inc.

We do not lease any facilities for any other subsidiary or our branch in Ecuador.

Our total annual rental fees, for 2017, 2016 and 2015 were $2,065,000, $2,062,000, and $884,000, respectively.

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

Overview

We are a global provider of traditional and e-Gov solutions, IoT products and solutions, Cyber Security products and services , secure payment solutions and connectivity products and solutions to governments, private and public organizations throughout the world.

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

We operate internationally and have subsidiaries in the New York, San Francisco, Israel and a branch in Ecuador.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

2017 was a year of many changes for the Company, we continue to merge and optimized the operation of the 2016 acquired businesses which required us among other to invest in R&D efforts to bring such acquisitions to a level where the products can be ready to be marketed. This optimized restructured group created opportunities for the group to access additional markets but required us to use resources that have yet to yield income to the group. We believe that comparing between 2017, 2016 and 2015 cannot be done effectively without understanding the changes and the restructuring efforts invested.

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services, differ from agreement to agreement.

We generate a portion of our revenues from existing e-Gov, Cyber Security and IoT long term services contracts, providing customers with raw materials, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services and upon achievement of milestones as approved by our customers.

During 2016 we acquired LCA, Alvarion and Safend that increased our suit of products from which we generated revenues, revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

For the year 2017 our costs were affected by the attention of management to continue the consolidation of the businesses we acquired during the 2016 as was described in the General section above.

Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

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

	2017	2016	2015
Revenues	100%	100%	100.0%
Cost of revenues	61.2	87.2	36.9
Gross profit	38.8	12.8	63.1
Operating expenses:
Research and development	21.8	33.5	12.9
Selling and marketing	24.3	49.8	23.3
General and administrative	18.4	36.3	13.9
Other expenses (income)	(6.1)	(48.9)	7.7
Total operating expenses	58.4	70.7	57.9
Operating income (loss)	(19.6)	(57.9)	5.3
Financial (expenses) income, net	(1.6)	(1.5)	(1.0)
Income (loss) before income tax	(21.2)	(59.4)	4.3
Income tax (expense) benefit	1.2	(10.4)	(0.7)
Net income (Loss)	(20.0)	(69.9)	3.6

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues

Our total revenues in 2017 were $33,264,000 compared to $20,025,000 in 2016, a increase of 66%. As was explained in the General section above, the composition of the revenues has changed during 2017 as follow; (i) the e-Gov unit revenue was $18,232,000 in comparison to $7,020,000 in 2016, an increase of 160% which is attributed to a large e-Gov contract, and an increase in our recurring revenue from existing customers, (ii) the IoT and Connectivity Unit revenue was $11,264,000 in comparison to $10,833,000 in 2016, an increase of 4% which is attributed to new contracts implementation in Europe and USA, and an moderate increase in our recurring revenue from existing customers; (iii) the Cyber Security Unit revenue was $3,768,000 in comparison to $2,172,000 in 2016, an increase of 73% which is attributed to new licenses orders from new customers in Europe and USA, and an increase in our recurring revenue from existing customers.

Gross Profit

Our gross profit in 2017 was $12,913,000 compared to $2,564,000 in 2016, an increase of 404%. The gross profit margin for 2017 was 38.8% compared to 12.8% in 2016. The increase in our gross margin is mainly attributable to (i) a change in the mix of revenues from subsidiaries acquired in 2016 as explained above, (ii) an increase of revenue from Cyber Security division which attributed with very high gross margin, (iii) an increase of revenue from steady states e-Gov contracts which attributed with very high gross margin, (iv) completion of large e-Gov deployment contract with low gross margin, (iv) and increase of revenue from higher margin IoT long term contracts.

Expenses

Our operating expenses  decreased in 2017 to $19,429,000 from $24,678,000 in 2016 (excluding gain from bargain acquisitions in the amount of $10,515,000), a decrease of 21%. The decrease in operating expenses was primarily due to (i) an increase of 8% in research and development expenses, (ii) a decrease of 16% in general and administrative expenses mainly related to the significant decrease in our administration headcount, (iii) a decrease of 19% in sales and marketing expenses mainly related to the significant decrease in our sales and marketing headcount derived from sales force and network optimization. Operating expenses excluding gain from bargain acquisitions is a non-gaap measure with the most comparable GAAP measure being operating expenses. The reconciling item between this non-gaap measure and operating expenses is the gain from the bargain acquisition. We believe this non-gaap measure helps the reader in understanding the performance of our operations for the current year given the non-recurring nature of the gain from bargain acquisitions.

Our research and development expenses increased to $7,238,000 in 2017 from $6,718,000 in 2016, an increase of 8%. The increase in our research and development expenses was primarily due to increased efforts in developing our connectivity, IoT, cyber security and e-Gov products and solutions.

Our general and administrative expenses decreased to $6,113,000 in 2017 from $7,277,000 in 2016, a decrease of 16%. The decrease in general and administrative expenses was primarily due to the process of optimization of the expenses of the four subsidiaries we acquired in 2016.

Other income were $2,021,000 in 2017, compared to other expenses of $713,000 in 2016. Other income in 2017 represent mainly of recovery from preaquisicion receivable amounted $1,384,000 and change in valuation of contingent consideration amounted $593,000. Other expenses in 2016 represent mainly bad debt provision in that amounts, The bad debt provision we recorded is based on management’s estimation with respect to the collectability of certain debt.

During 2016 we had bargain profit from the acquisitions of Safend and Alvarion in 2016 in the amount of $10,515,000, such bargain profit was not recognized in 2017.

Financial (Expenses) Income, net

We had financial expenses, net of $538,000 in 2017 compared to financial expenses, net of $303,000 in 2016. Financial expenses consist primarily of bank fees related to guarantees issued to our customers and exchange rate expenses. The increase in financial expenses was due to changes in foreign currency rates, mainly due the major changes of 9.8% in the exchange rate of the NIS against the U.S. dollar in 2017.

Income Tax

We recorded a tax benefit of $393,000 for the year ended December 31, 2017 compared to a tax expense of $2,091,000 in 2016, mainly due to changes in valuation allowance.

Net Income

As a result of the factors described above, our net loss for the year ended December 31, 2017 was $6,661,000 compared to a net loss of $13,993,000 in 2016. This decrease is mainly related to the decrease in our cost of revenue and operating expenses and a large increase in revenue for the year ended December 31, 2017.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues

Our total revenues in 2016 were $20,025,000 compared to $28,340,000 in 2015, a decrease of 29.3%. As was explained in the General section above, the composition of the revenues has changed during 2016 such that revenues from our legacy e-Gov has decreased due to the fact that we completed customer’s deployment of approximately 96% in average of three of our e-Gov division’s projects for which the Company recorded $3,154,000 in 2016 compared to $14,120,000 in 2015. Other revenues generated in 2016 were from our acquisitions such as revenue from Government sector was $16,738,000 from Cyber Security was $1,760,000 and from Connectivity sector was $1,528,000.

Gross Profit

Our gross profit in 2016 was $2,564,000 compared to $17,894,000 in 2015, a decrease of 86%. The gross profit margin for 2016 was 12.8% compared to 63.1% in 2015. The decrease in our gross margin is mainly attributable to (i) a change in the mix of revenues from subsidiaries acquired in 2016 as explained above, (ii) slow adjustment of labor costs to the new levels of revenue in the e-Gov division, (iii) negative gross margin of 12% on revenues from our branch in Ecuador due to a 45% change in import taxes applied to our products, (iv) delay of 6 months in the deployment of one of our significant contracts due to customer restraint, which resulted in a significant labor expenses of over $1.2 million.

Expenses

Our operating expenses (excluding gain from bargain acquisitions in the amount of $10,515,000) increased in 2016 to $24,678,000 from $16,401,000 in 2015, an increase of 50.4%. The increase in operating expenses was primarily due to (i) an increase of 83% in research and development expenses and an increase of 85% in general and administrative expenses mainly related to the significant increase in our headcount and increase in stock based compensation. The above increase was offset by a gain from bargain acquisition of $10,515,000 attributed to the acquisitions of Safend and Alvarion in 2016. Operating expenses excluding gain from bargain acquisitions is a non-gaap measure with the most comparable GAAP measure being operating expenses. The reconciling item between this non-gaap measure and operating expenses is the gain from the bargain acquisition. We believe this non-gaap measure helps the reader in understanding the performance of our operations for the current year given the non-recurring nature of the gain from bargain acquisitions.

Our research and development expenses increased to $6,718,000 in 2016 from $3,669,000 in 2015, an increase of 83%. The increase in our research and development expenses was primarily due to our increased efforts in developing our connectivity, IOT, SFS, cyber security and e-Gov products and solutions. As explained above, we invested in our newly acquired businesses in an effort to be ready to market in a timely manner.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2015	(1.0)	0.3	(1.3)
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.8)	10.2

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2014, 26.5% in 2015, 25% in 2016, 24% in 2017, and 23% in 2018 and thereafter. For the years ended December 31, 2017 and 2016 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax. Our effective tax rate as for the year ended December 31, 2015 was 16%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of December 31, 2017, our cash and cash equivalents totaled $1,037,000, compared to $1,708,000 as of December 31, 2016. As of December 31, 2017, our restricted bank deposits totaled $1,063,000, related mainly bid and performance guarantees and lease agreements.

As of December 31, 2017, the Company has accumulated deficit $50,476, and net cash used in operating activities of $1,983. In addition the Company has excess of current assets over current liability of $9,453.

During 2017 and until end of June 2018, the Company undergo a merger optimization process to an efficient structure to operate thru three new business segments, supported by common operation services. Following the optimization process, for the year 2018 the Company is expecting to reduce it expenses thru reduction in its headcount and overhead costs, mainly over the year 2018, to be resulted in reduction of operating expenses, including significant reduction of R&D expenses.

The Company believe that  based on the above mentioned significant cost saving and based on cash stream from the Company’s current contracts with customers around the world, it will generate positive cash flow from operating activities, and will be able to fund its operations for at least next 12 months.

In addition, the Company current related parties had granted the Company an additional line of credit of up to $1.5 million, and committed not to demands repayment of its current loan within the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2017	2016	2015
	(in thousands)
Net cash used in operating activities	(1,983)	(11,045)	(3,674)
Net cash used in investing activities	(1,481)	(4,663)	(1,598)
Net cash provided by (used in) financing activities	2,793	(4,830)	22,729
Net increase(decrease) in cash and cash equivalents	(671)	(20,538)	17,457
Cash and cash equivalents at beginning of period	1,708	22,246	4,789
Cash and cash equivalents at end of period	1,037	1,708	22,246

Net cash used in operating activities for the year ended December 31, 2017 was $1,983,000, compared to net cash used by operating activities of $11,045,000 during the year ended December 31, 2016, an increase of 9,062,000. The decrease was primarily due to lower negative net income for the year.

Net cash used in investing activities during the year ended December 31, 2017, was $1,481,000 compared to $4,663,000 during the year ended December 31, 2016. The decrease was primarily due to the acquisition of the PowaPOS assets, Safend, Alvarion, and LCA in 2016 and the absent of any new acquisition during 2017

Net cash provided by financing activities during the year ended December 31, 2017, was $2,793,000, and consisted mainly of loans from related parties and banks, compared to $4,830,000 used in, during the year ended December 31, 2016, which consisted mainly of payments under contingent considerations and repurchases of the Company's shares.

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

Revenue Recognition

We generate the majority of our revenues from existing e-Gov, Cyber Security and IoT long-term services contracts, providing our customers with support, maintenance, training and installation. In addition, we generate some of our revenues from the sale of IoT, Cyber Security, Connectivity and e-Gov products, and IoT and e-Gov turnkey solutions.

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

We recognized certain long-term contract revenues in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts”. Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on output criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable, to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2017, no such estimated losses were identified.

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

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2017 and 2016, we have long term contracts that will continue to be deployed in 2018.

Our warranty period is typically 12 months. Based primarily on our historical experience, we do not provide for warranty costs when revenue is recognized since such costs are not material.

With respect to our e-Gov business, In some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis, for the year 2017 we had no such contract .

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $2,341,000 and $2,014,000 at December 31, 2017 and 2016, respectively.

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

During the three years ended December 31, 2017, 2016 and 2015, our capital expenditures totaled approximately $1,468,000, $1,887,000, and $2,640,000 (not including our acquisition of the LCA, Safend, Alvarion, the PowaPOS assets), respectively.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID division, and Alvarion Ltd.

C.	Research and Development

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Connectivity, and Cyber Security divisions. As of December 31, 2017, the number of employees in our research and development activities was 47. We spent $8,405,000 (out of which $1,167,000 were capitalized as cost of software to be sold), $8,205,000 (out of which $1,487,000 were capitalized as cost of software to be sold), $5,768,000 (out of which $2,099,000 were capitalized as cost of software to be sold) in 2017, 2016 and 2015, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT, e-Gov, Cyber Security, and Connectivity. We intend to continue to research and develop new technologies and products for the IoT, e-Gov, Cyber Security, and Connectivity. There can be no assurance that we can achieve any or all of our research and development goals.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	247	247	-	-	-
Operating lease obligations	1,607	1,164	379	64	-
Total contractual cash obligations	$1,854	1,411	379	64	-

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors:

Name	Age	Position
Tsviya Trabelsi	60	Chairperson of the Board
Menachem Mirski	62	Director (2)(3)
Avi Ayash	46	External Director (1)(2)(3)
Shlomit Sarusi	60	External Director (1)(2)(3)

(1)	“External Director” as defined in the Israeli Companies Law
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Tsviya Trabelsi, our Chairperson, is married to Arie Trabelsi, our Chief Executive Officer, and Ordan Trabelsi, our President, SuperCom Inc. and Barak Trabelsi, our Vice President, IoT, are their sons.

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

Menachem Mirski has served as a director of our company since July 25, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 28 years of experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Shlomit Sarusi has served as an external director and as a member of our audit committee since December 27, 2012. She is the founder and the CEO of HCC Ltd, an e-commerce and smart e-payment solutions provider. Mrs. Sarusi has more than 15 years of experience in the development and deployment of advanced e-Commerce, e-Payments and CRM - Mobile and Internet based solutions. Mrs. Sarusi has led research, development and implementation of solutions for various departments of the Israeli Defense Forces for over 14 years. Mrs. Sarusi holds a BA degree in Statistics and an MBA degree from Ben-Gurion University.

Avi Ayash has served as an external director and as a member of our audit committee since December 8, 2011. Mr. Ayash is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and a member of its investment committee. Mr. Ayash has more than 18 years of experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and an MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

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

Executive Officers and Key Employees

Our executive officers and certain key employees are:

Name	Age	Position
Arie Trabelsi*	60	President, Chief Executive Officer and acting Chief Financial Officer
Barak Trabelsi*	32	Vice President, IoT
Ad Attias	34	President, Prevision Ltd
Eli Basson*	56	Vice President, e-ID
Galit Gilo*	60	Vice President, Land and GIS
Ordan Trabelsi	33	President, SuperCom Inc.
Gil Alfi	39	Vice President Sales, Safend Ltd
Diane Harrington	58	Executive Director, LCA Inc.

* Executive officer

Arie Trabelsi. Mr. Trabelsi joined us in November 2010 as President and Chief Executive Officer. He served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date, and served as Chairman of our board of directors from December 12, 2011 to December 27, 2012. He has more than 29 years of experience in the global wireless, Internet and communications industries. Prior to joining SuperCom, he led Sigma Wave Ltd., a wireless, security, and internet focused company and our controlling shareholder, from November 1999. Mr. Trabelsi holds a BSc. degree in Electrical and Computer Engineering from Ben Gurion University and a MSc. degree in Computer Engineering from Drexel University, Philadelphia, Pennsylvania.

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

Elli Basson. Mr. Basson has been associated with SuperCom and OTI’s SmartID division for the 16 years, and brings over 27 years of experience in customer management, R&D and sales and marketing positions. Mr. Basson brings extensive experience in the governmental e-Gov markets including projects’ implementations, project financing and initiated e-Gov technology platform implemented in several projects. Prior to joining SuperCom in January, 2014, Eli served as the VP of the Smart ID Division at OTI since December, 2006. Prior to OTI, Eli served for 10 years in various positions at SuperCom, Eldor Computers and Orbotech. Mr. Basson holds a Master’s degree in Management and a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Galit Gilo. Mrs. Galit Gilo  joined SuperCom Group in 2015 as GIS and Land director. Until joining us, Mrs. Galit Gilo served as the GM of Sivan Design Nigeria where she personally served as the GM. Prior to that, she served as IT director of KIKA israel. Mrs. Galit Gilo brings over more than 26 years of experience in computer engineering in GIS, finance, municipalities areas. She is an expert  in computer science. Mr. Galit Gilo holds Bsc degree in Computer science from the Technion and  Ma degree  from the Tel-Aviv university.

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

Gil Alfi. Mr. Alfi joined SuperCom Group in 2016 as VP Sales and Technology of Safend. Until joining us, Mr. Alfi served as Regional Sales Director at Safend where he personally served as Regional Sales Director in different regions in Europe and regions in Africa Prior to that, he served as Director of product management of different telco and wireless companies. Mr. Alfi brings over more than 18 years of experience in different technology companies as technology lead in different R&D teams.  Mr. Alfi holds B.Sc. degree in Computer Science & Mathematics and MSc degree in Computer Science from Bar-Ilan University

Diane Harrington  Ms. Harrington was promoted into the position of Executive Director of LCA, Inc. in 2017, several years after joining SuperCom Group in 2014 as Director of Treatment of LCA, Inc.  Prior to this, Ms. Harrington held a variety of senior management level positions with multiple criminal justice organizations in both the public and private sectors. Her thirty plus years of experience encompasses program management, quality assurance, grant writing and business development, project development, community relations and financial management.  Ms. Harrington holds a B.S. degree in Criminal Justice - Correctional Administration from the University of New Haven

Ad Attias . Mr. Attias joined SuperCom Group in 2015 as COO of Prevision. Until joining us, Mr. Attias served as Senior Security Specialist at Prevision. Prior to that, he served as Security Expert in an Elite unit of IDF. Mr. Attias brings over more than 11 years of experience in different IT and Security technology.  Mr. Attias holds B.Sc. degree in Computer Science from Academic College of Tel-aviv-Yaffo.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2017.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (10 persons)	$1,072,000	$105,000

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2017 was approximately $1,177,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2017, we had set aside approximately $105,000 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,143 plus approximately $708 for every board or audit committee meeting attended.

As of December 31, 2017, our directors and executive officers as a group, then consisting of 9 persons, held options to purchase an aggregate of 24,000 ordinary shares, of which 18,000 were exercisable as of December 31, 2017, at an exercise price of $3.09 per share. All the options will expire during the year 2019.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2017, as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Eli Basson Vice President, e-Gov	217,849	-	-	217,849
Guy Karsenti Vice President, Cyber	206,856	-	-	206,856
Ziv Koren Vice President, Africa	179,399	34,725	-	214,124
Billy Gurevich Commercial Counsel	169,066	-	61,200	230,266
Gil Alfi Vice President Sales, Safend Ltd	151,771	102,746	-	254,517

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2017 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 11C to our audited consolidated financial statements for the year ended December 31, 2017.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Tsviya Trabelsi	Director and Chairperson of the Board	November 15, 2012	Next annual general meeting
Avi Ayash	External Director	December 8, 2011	December 8, 2020
Shlomit Sarusi	External Director	December 27, 2012	December 27, 2018
Menachem Mirski	Director	July 25, 2010	Next annual general meeting

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

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Mr. Ayash, who will hold office until December 2020 and Mrs. Shlomit Sarusi, who will hold office until December 2018.

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

As of December 31, 2017, 2016 and 2015, we had 215, 246 and 138 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015

Research, Development & Operations	161	173	97
Marketing and Sales	29	36	23
Administration	25	37	18
Total	215	246	138

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015

Israel & Europe	128	148	132
United States	87	98	5
Other	-	-	1
Total	215	246	138

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of May 8, 2018 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Tsviya Trabelsi(3)	4,021,672	26.84%

Menachem Mirski	—	—

Avi Ayash	—	—

Shlomit Sarusi	—	—

All executive officers and directors as a group (8 persons)	4,131,172	27.66%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,958,339 ordinary shares issued and outstanding as of May 14, 2018.

(3)	Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 4,021,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2017, 236,277 options were exercisable and 331,660 options were outstanding.

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

During 2017, we have not issued any options to purchase of our ordinary shares to our executive officers.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2017		2016		20145
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	416,432	4.24	487,432	5.12	137,855	2.64
Granted	-	-	67,833	2.82	500,530	5.80
Exercised	(20,000)	0.64	(8,383)	1.53	(65,441)	3.10
Canceled and forfeited	(64,772)	6.42	(130,500)	6.96	(85,542)	6.64
Outstanding at end of year	331,660	4.03	416,432	4.24	487,432	5.12
Exercisable at end of year	236,277	3.67	186,253	4.14	95,709	4.81

We recognized compensation expenses related to our share-based employee compensation awards of $631,000, $924,000, and $1,529,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2017	2016	2015
	$	$	$
Cost of revenues	217	266	264
Research and development expenses	155	207	311
Selling and marketing expenses	183	292	249
General and administrative expenses	76	159	705
	631	924	1,529

The options outstanding and exercisable as of December 31, 2017, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-0.85	77,512	4.28	0.69	249,217	77,512	4.28	0.69	249,217
3.00-5.00	198,148	1.32	4.00	71,941	124,265	1.15	4.12	37,164
7.00-10.00	56,000	1.98	8.75	-	34,500	1.90	8.75	-
18.75-22.00	-	-	-	-	-	-	-	-
	331,660	2.12	4.03	321,158	236,277	2.29	3.67	286,381

The total intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 was $65,000, $16,000, and $138,000, respectively, based on our company’s average stock price of $3.27, $3.77, and $9.39 during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2017 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2017	230,179	$6.17
Granted	-	$-
Vested	(98,796)	$5.44
Forfeited and canceled	(36,000)	$6.38
Non-vested at December 31, 2017	95,383	$6.84

As of December 31, 2017 and December 31, 2016, there was $277,000 and $1,073,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of May 14, 2018 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of May 14, 2018, 14,958,339 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Sigma Wave Ltd	4,021,672	26.89%

Ibex Investors LLC	1,607,024	10.74%

Heartland Advisors Inc.	1,193,152	7.98%

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options and warrants exercisable within 60 days of May 14, 2018, and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. and Mr. Trabelsi may be deemed to beneficially own the 4,021,672 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd.is Tsufit 7, Caesarea, 38900, Israel.

Significant Changes in the Ownership of Major Shareholders

As of May 14, 2018, Ibex Investors beneficially owned 1,607,024 shares, or 10.74%, of our then outstanding ordinary shares

As of May 12, 2017, Ibex Investors beneficially owned 2,248,470 shares, or 15.08%, of our then outstanding ordinary shares

As of May 12, 2016, Ibex Investors beneficially owned 1,158,533 shares, or 7.72%, of our then outstanding ordinary shares.

As of May 14, 2017, Boston Partners beneficially owned 580,800 shares, or 3.88%, of our then outstanding ordinary shares.

As of May 12, 2017, Boston Partners beneficially owned 1,071,575 shares, or 7.17%, of our then outstanding ordinary shares

As of May 12, 2016, Boston Partners beneficially owned 1,358,533 shares, or 9.06%, of our then outstanding ordinary shares.

As of May 14, 2018, Heartland Advisors Inc. beneficially owned 1,193,152 shares, or 7.98%, of our then outstanding ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of May 14, 2018, there were approximately 26 record holders, of which 9 record holders holding approximately 77.2% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 76.9% of our outstanding ordinary shares as of such date).

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

Mr. Trabelsi served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date. At the May 9, 2013 general meeting of shareholders, shareholders approved the payment of management fees of $10,600 per month to Mr. Trabelsi plus social benefits and an annual bonus of up to the greater of 2% of annual net profit or 0.5% of annual revenue. The annual bonus may not exceed the total amount of Mr. Trabelsi’s annual salary

As of December 31, 2017, we had accrued $61,000 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2017 ranged from NIS 10,000 up to NIS 6,924,000 and bore no interest. Currently, there are outstanding loans from Mrs. and Mr. Trabelsi in the amount of NIS 9,345,000 (approximately $2,082,000). Mr. Trabelsi provided a guaranty to the bank in the amount of NIS 3 million as additional support to an unused credit line offered to us by one our banks.

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

As part of the acquisition of the SmartID division of OTI, we assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in our financial statement (See Item 18).

In August 2016, three claims previously filed against the Company and a number of defendants affiliated with the Company were consolidated into a class action lawsuit. The claims assert causes of action based on alleged false and misleading projections made by the Company in 2015. The complaint seeks unspecified compensatory damages. We believe that the claim has no merits and that the probability of the legal proceeding resulting in an unfavorable outcome to the Company is remote.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

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

Year	High	Low

2012	$0.85	$0.04
2013	$5.65	$0.30
2014	$13.78	$4.85
2015	$13.84	$4.46
2016	$5.25	$2.62
2017	$4.36	$2.17

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ and the OTCQB market.

	High	Low
2016
First Quarter	$5.25	$3.70
Second Quarter	$4.43	$3.07
Third Quarter	$3.77	$3.18
Fourth Quarter	$3.60	$2.62

2017

First Quarter	$3.88	$2.50
Second Quarter	$3.19	$2.17
Third Quarter	$3.56	$2.66
Fourth Quarter	$4.36	$2.72

2018
First Quarter	$3.92	$2.73

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
November 2017	$4.36	$3.73
December 2017	$4.10	$3.64
January 2018	$3.92	$3.23
February 2018	$3.49	$2.82
March 2018	$3.01	$2.73
April 2018	$2.82	$2.16
Through May 15, 2018	$2.47	$1.92

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are authorized to issue 18,000,000 ordinary shares par value NIS 0.25 per share, of which 14,958,339 ordinary shares were outstanding as of May 14, 2018.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2018 (24.0% in 2017, 25% in 2016; 26.5% in 2015).

On August 5, 2013 the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. In 2017 the Knesset approved additional reduction of 1% every year to 24% in 2017, 23% in 2018 onwards.

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

The portion of the inflationary surplus accrued from the date of acquisition until January 1, 1994 is taxed at a rate of 10%, and thereafter until the date of sale is exempt from tax.

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 641,880 (in 2017) (hereinafter “Surcharge Tax”).

Companies

The real capital gain on the sale of securities by a company will be taxed at the corporate tax rate applicable during the year of sale (24% in 2017, 23% in 2018 onwards).

Non-Israeli residents

In general, if ordinary shares are traded on a Recognized Exchange gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (24% in 2017) for corporations.

The Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “Treaty”) is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident (as defined below) is generally 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution.

The Treaty further provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. However, these provisions do not apply if the company has certain amounts of passive income.

Pursuant to the Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a “Treaty U.S. Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law. As mentioned above, gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax if the ordinary shares are traded on a Recognized Exchange. This exemption would generally apply notwithstanding the Treaty.

In some instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. However, under the Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Tax Treaty does not relate to U.S. state or local taxes.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2017 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2017), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2017 net income of approximately $2.0 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2017 as a result of the material weakness identified in our internal control over financial reporting. These material weaknesses are discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified in the Company’s internal control over financial reporting is the following:

Inadequate segregation of duties consistent with our control objectives within the period-end financial reporting process.

Based on such assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Management’s Remediation Plan

With the oversight of our CEO and acting CFO, we have begun to plan and take measures to remediate the underlining causes of this material weakness. Such remediation initiatives include:

We will complete the process and hire new CFO . We believe that this first step should assist in segregation of duties.

During 2018, we also plan to implement additional steps as follows:

(i)	Appoint additional qualified personnel to address inadequate segregation of duties within the period-end financial reporting process;

(ii)	Continue implementing modifications to our procedures and financial controls to address such inadequacies; and

Management believes that it will complete its remediation plan in 2018 and will have effective internal control over financial reporting as of December 31, 2018.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firms, Kesselman & Kesselman a member firm of PricewaterhouseCoopers International Limited for 2017 and Brightman Almagor Zohar & Co., Certified Public Accountants, a member firm of Deloitte Touche Tohmatsu for 2016. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2016	2017
Audit fees	$185,000	$180,000
Audit-related fees	$45,000	$10,000
Tax fees	$5,000	$5,000
Total	$235,000	$195,000

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

On December 3, 2017, the General Assembly of SuperCom Ltd. (the “Company”) approved the replacement of Brightman Almagor Zohar & Co., member of Deloitte Touche Tohmatsu Limited (“Deloitte”), as the Company’s independent registered public accounting firm and the engagement of Kesselman & Kesselman, A member firm of PricewaterhouseCoopers International Limited as its new independent registered public accounting firm as of and for the year ended December 31, 2017. The change of auditors was mutually decided upon after Deloitte has declined to stand for re-election. As described below, the change in independent registered public accounting firm is not the result of disagreement with Deloitte regarding the financial statements issued.

Under Israeli law, the Company’s shareholders annually approve the Audit Committee’s recommendation of the independent registered accounting firm. The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, including the financial statements audited by Deloitte, was filed with the Securities and Exchange Commission on May 26, 2017 and, thus, Deloitte had concluded its required services to the Company for fiscal 2016.

Deloitte’s audit reports on the financial statements for the years ended December 31, 2016 and 2015 did not provide an adverse opinion or disclaimer of opinion to the Company’s financial statements, nor modify its opinion as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2016 and 2017, there were: (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Regulation S-K and the related instructions between the Company and Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Regulation S-K except for the Going Concern Explanation described above.

During the fiscal years ended December 31, 2016 and 2017 neither the Company nor anyone on its behalf has consulted with Kesselman & Kesselman regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Kesselman & Kesselman concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(2)(iv)of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 16F(a)(2)(v) of Regulation S-K.

The Company has provided Deloitte with a copy of the disclosures in this Form 20-F and has requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”), stating whether it agrees with the statements made herein and if not, stating in what respects it does not agree. A copy of Deloitte’s letter, dated May 15, 2018, is filed as Exhibit 16.XX to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

•	The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.

•	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information — Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.3	Agreement to Defer Bond Repayments between SuperCom Ltd. and Sigma Wave Ltd., dated March 30, 2011 (6)
4.4	Asset Purchase Agreement by and among On Track Innovations Ltd. and SuperCom Ltd., dated as of August 14, 2013 (7)
4.5	Indemnification letter (Statement of Exemption and Indemnification) (8)
8.1	List of Subsidiaries
11.1	Code of Ethics (9)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tomatsu
15.2	Consent of Kesselman & Kesselman, A member firm of PricewaterhouseCoopers International Limited
16.1	Letter from Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tomatsu related to 16.1
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 2 to the Registrant’s Report on Form 6-K filed the Securities and Exchange Commission, on August 22, 2013, and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(4)	Filed as Exhibit 4.2(a) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, and incorporated herein by reference.

(5)	Filed as Exhibit 4.2(b) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, and incorporated herein by reference.

(6)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(7)	Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(8)	Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(9)	Filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(10)	Filed as Exhibit 16.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the shareholders of

Supercom Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Supercom Ltd. and its subsidiaries as of December 31, 2017, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for deferred income taxes in 2017.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management and board of directors. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
May 21, 2018	Kesselman & Kesselman Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Supercom Ltd.

We have audited the accompanying consolidated balance sheet of Supercom Ltd. (the "Company") and its subsidiaries as of December 31, 2016, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects the consolidated financial position of the Company and its subsidiaries as of December 31, 2016, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

May 24, 2017

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2017	2016
CURRENT ASSETS
Cash and cash equivalents	1,037	1,708
Restricted bank deposit	1,063	1,110
Trade accounts receivable, net of allowance for doubtful accounts of $2,341 and $2,014 as of December 31, 2017 and 2016, respectively (Note 15)	12,456	10,310
Other accounts receivable and prepaid expenses (Note 3)	2,698	2,500
Inventories, net (Note 4)	4,876	5,492
Patents	5,283	-
TOTAL CURRENT ASSETS	27,413	21,120

LONG-TERM ASSETS
Severance pay funds (Note 2.l)	319	282
Deferred tax long term	4,505	(*)4,223
Property and equipment, net (Note 6)	1,218	1,638
Other Intangible assets, net (Note 7)	11,910	13,901
Goodwill	7,026	7,026
Patents	-	5,283
Other non-current assets	1,807	-
TOTAL LONG-TERM ASSETS	26,785	32,353

TOTAL ASSETS	54,198	53,473

CURRENT LIABILITIES
Short-term bank loans	738	-
Trade accounts payable	5,838	3,958
Employees and payroll accruals	4,910	2,948
Related parties (Note 13.c)	61	56
Accrued expenses and other liabilities (Note 8)	3,739	3,497
Deferred revenue	1,511	1,633
Short-term liability for future earn-out	1,163	679
TOTAL CURRENT LIABILITIES	17,960	12,771

LONG-TERM LIABILITIES
Related parties (Note 13.d)	2,082	-
Deferred tax liability	49	(*)156
Deferred revenues	668	423
Long-term liability for future earn-out	147	946
Accrued severance pay	585	453
TOTAL LONG TERM LIABILITIES	3,531	1,978

TOTAL LIABILITIES	21,491	14,749

Commitments and contingent liabilities (Note 9)

SHAREHOLDERS’ EQUITY (Note 12)
Ordinary shares, NIS 0.25 par value - authorized 18,000,000 shares, 14,958,339 shares issued and outstanding at December 31, 2017 and 14,938,339 shares issued and outstanding at December 31, 2016	1,026	1,024
Additional paid-in capital	82,157	81,515
Accumulated deficit	(50,476)	(43,815)
Total shareholders’ equity	32,707	38,724

Total liabilities and shareholders’ equity	54,198	53,473

The accompanying notes are an integral part of the consolidated financial statements.

(*) See note 2 regarding the adoption of ASU No. 2015-17, Income Taxes.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2017	2016	2015

Revenues
Products	19,396	7,631	23,113
Services	13,868	12,394	5,227
Total revenues	33,264	20,025	28,340

Cost of revenues
Cost of products	11,132	7,669	8,543
Cost of services	9,219	9,792	1,903
Total cost of revenues	20,351	17,461	10,446

Gross profit	12,913	2,564	17,894

Operating expenses:
Research and development	7,238	6,718	3,669
Sales and marketing	8,099	9,970	6,611
General and administrative	6,113	7,277	3,947
Other expense (income), net	(2,021)	713	2,174
Gain from bargain acquisition	-	(10,515)	-
Total operating expenses	19,429	14,163	16,401

Operating income (loss)	(6,516)	(11,599)	1,493

Financial expenses, net	(538)	(303)	(277)

Income (loss) before income taxes	(7,054)	(11,902)	1,216

Income tax benefit (expense)	393	(2,091)	(197)

Net income (loss)	(6,661)	(13,993)	1,019

Net income (loss) per share:
Basic	(0.45)	(0.93)	0.07

Diluted	(0.45)	(0.93)	0.07

Shares used in calculation of net income per share:
Basic	14,938,943	15,048,812	15,047,496

Diluted	14,938,943	15,048,812	15,202,303

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share capital	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity

Balance as of January 1, 2015	13,742,585	937	58,210	(30,841)	28,306
Exercise of options and warrants	110,966	7	186	-	193
Issuance of share capital, net of issuance cost	2,415,000	159	26,967	-	27,126
Treasury shares acquired	(774,936)	(50)	(3,691)	-	(3,741)
Issuance of warrants	-	-	503	-	503
Stock based compensation	-	-	1,026	-	1,026
Net income	-	-	-	1,019	1,019

Balance as of December 31, 2015	15,493,615	1,053	83,201	(29,822)	54,432
Exercise of options and warrants	10,883	-	22	-	22
Treasury shares acquired	(566,159)	(29)	(2,632)	-	(2,661)
Stock based compensation	-	-	924	-	924
Net loss	-	-	-	(13,993)	(13,993)

Balance as of December 31, 2016	14,938,339	1,024	81,515	(43,815)	38,724
Exercise of options	20,000	2	11	-	13
Stock based compensation	-	-	631	-	631
Net loss	-	-	-	(6,661)	(6,661)

Balance as of December 31, 2017	14,958,339	1,026	82,157	(50,476)	32,707

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2017	2016	2015
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss)	(6,661)	(13,993)	1,019

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	3,906	3,005	1,673
Stock-based compensation	631	924	1,529
Decrease (increase) in deferred tax	(389)	738	187
Capital gain on sale of property and equipment	(4)	-	-
Gain on bargain purchase	-	(10,515)	-
Decrease (increase) in trade receivables, net	(2,146)	5,797	(3,666)
Decrease (increase) in other accounts receivable and prepaid expenses	(2,005)	(1,000)	39
Decrease (increase) in inventories, net	616	372	(1,988)
Increase (decrease) in trade payables	1,880	(79)	721
Increase in employees and payroll accruals	1,962	323	404
Increase (decrease) in accrued severance pay	132	75	(110)
Decrease in advances from customer	-	-	(2,864)
Increase (decrease) in accrued expenses and other liabilities, related parties and liability for earn-out	95	3,308	(618)

Net cash used in operating activities	(1,983)	(11,045)	(3,674)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(301)	(400)	(541)
Purchase of Intangible assets	(27)	(39)	-
Proceeds from sale of property and equipment	4	-	-
Capitalization of software development costs	(1,167)	(1,487)	(2,099)
Capitalization of Precontract costs	-	(203)	-
Acquisitions of subsidiaries, net of cash acquired	-	(3,514)	(988)
Acquisition of group of assets (non-business)	-	(1,174)	-
Decrease (Increase) in severance pay fund	(37)	(58)	109
Restricted bank deposits, net	47	2,212	1,921

Net cash used in investing activities	(1,481)	(4,663)	(1,598)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank loan, net	738	-	-
Related parties	2,082	-	-
Treasury shares acquired	-	(2,661)	(3,741)
Proceeds from issuance of share capital, net of issuance costs	-	-	27,126
Payment of liability for future earn-out in business combination	(40)	(2,191)	(849)
Proceeds from exercise of options and warrants, net	13	22	193
Net cash provided by (used in) financing activities	2,793	(4,830)	22,729

Increase (decrease) in cash and cash equivalents	(671)	(20,538)	17,457
Cash and cash equivalents - beginning of year	1,708	22,246	4,789

Cash and cash equivalents - end of year	1,037	1,708	22,246

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Year	Year
	Ended December 31,	Ended December 31,
	2017	2016

Supplemental disclosure of cash flow information:

Appendix A:
Acquisitions of subsidiaries consolidated for the first time

Assets and liabilities of the acquired business, as of date of acquisition:
Working capital (excluding cash and cash equivalents)	-	2,105
Property and equipment, net	-	365
Deferred taxes, net	-	733
Intangible Assets including goodwill	-	11,251
Contingent consideration	-	(425)
	-	14,029

Gain on bargain purchase (*)	-	(10,515)

Acquisitions of subsidiaries, net of cash acquired	-	3,514

Cash paid during the year for:
Interest	10	-

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

b.

On December 26, 2013 the Company acquired the SmartID Division of On Track Innovations Ltd. (NASDAQ: OTIV) (“OTI”), consisting of customer contracts, software, other related technologies and IP assets. The Company paid OTI approximately $8,800 ($10,000 less certain price adjustments) at the closing and agreed to make contingent payments of up to $12,500 pursuant to an earn-out mechanism based on certain performance and other milestones. The SmartID Division has a strong international presence, with a broad range of competitive and well-known e-Gov solutions and technology. The acquisition significantly expanded the breadth of the Company’s e-Gov capabilities globally, while providing it with market and technological experts, together with its ID software platforms and technologies.

In June 2015, the Company has completed an offering which included an issuance of 2,415,000 shares with total net proceeds of $27,126.

On January 1, 2016, the Company acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. The Company paid approximately $2,900 at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

In addition to LCA, during the first half of 2016 the Company acquired Safend Ltd., Alvarion Technologies Ltd. and the assets and IP of PowaPOS. For additional information refer to Note 5.

As of December 31, 2017, the Company’s principal activities were conducted mainly through SuperCom Ltd, Alvarion Ltd, Prevision Ltd, Safend Ltd, SuperCom Inc. and LCA Inc.

c.	Concentration of risk that may have a significant impact on the Company:

In the year ended December 31, 2017, the Company derived 50% of its revenues from five major customers.

In the year ended December 31, 2016, the Company derived 32% of its revenues from four major customers.

In the year ended December 31, 2015, the Company derived 94% of its revenues from six major customers.

See also Note 14c.

As of December 31, 2017, the Company has accumulated deficit $50,476, and net cash used in operating activities of $1,983.

As of December 31, 2017, the Company has accumulated deficit $50,476, and net cash used in operating activities of $1,983. In addition the Company has excess of current assets over current liability of $4,500.

During 2017 and until end of June 2018, the Company is undergoing a merger optimization process to be a more efficient structure to operate through three new business segments, supported by common operation services. Following the optimization process, for the year 2018 the Company is expecting to reduce it expenses through the reduction in its headcount and overhead costs ( mainly over the year 2018), that will resultin a reduction of operating expenses, including a significant reduction of R&D expenses.

The Company believes that  based on the above mentioned significant cost savings and based on cash flows from the Company’s current contracts with customers around the world, it will generate positive cash flows from operating activities, and will be able to fund its operations for at least next 12 months from the financial statement issuance date.

In addition, the Company's current related parties have granted the Company an additional line of credit of up to $1.5 million and committed not to demand repayment of its outstanding loan within the next 12 months.

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

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts denominated in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, "Foreign Currency Matters". All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expenses as appropriate.

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

Restricted cash held in interest bearing saving accounts which are used as a security for the Company's Israeli facility leasehold bank guarantee, and as a security for ongoing terms of the contracts with existing customers and commercial tenders guarantees.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined with respect to specific amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available regarding such customers.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined for all types of inventory using the moving average cost method.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

i.	Intangible assets:

Intangible assets that are not considered to have an indefinite useful life are amortized using units of production and the straight-line basis over their estimated useful lives, as noted below. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Intangible assets and their useful lives are as follows:

Useful Life (in Years)

Customers relationships & Other	Between 4.5-13 (mainly 13)
IP & Technology	Between 4-15 (mainly 15)
Capitalized software development costs	Between 4-5

As of December 31, 2017, and 2016 no impairment losses were identified.

Acquisition-related intangible assets:

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, brand and patents, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

j.	Goodwill:

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

For the years ended December 31, 2017 and 2016 the Company performed an annual impairment analysis and no impairment losses have been identified.

k.	Impairment of long-lived assets and intangible assets:

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

l.	Long lived assets held for sale:

The company accounted for its long lived assets held for sale under ASC 360-10 ("Impairment or disposal of Long-lived Assets").

Under management decision, the patents acquired under Alvarion Ltd. and Safend Ltd. acquisitions during 2016, were not intended for internal use by the Company, and thus accounted for as Long lived assets held for sale. During 2016, the Company negotiated with several customers to enter into direct sales agreement for these patents. During 2017, following management decision, the Company elected to enter into engagements with several brokers for the purpose of marketing and sale of those patents. Realization costs of the patents are immaterial.

For the years ended December 31, 2017 and 2016 the Company did not identify any triggers for impairment.

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

Severance expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $860, $876 and $607, respectively.

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

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2017, the Company had allowance for customer returns at an insignificant amount.

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

Revenue from long-term contracts

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts”. Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage-of-completion method. The Company measures the percentage-of-completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract.

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

Software Licensing and Maintenance

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

Revenues from maintenance services are recognized over the term of the contracts.

p.	Research and development costs and software development costs:

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

The estimated useful life of capitalized software development costs is between 4 to 5 years.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2017, 2016 and 2015 financial statements.

ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, requires a reporting entity to classify all deferred tax assets and liabilities as noncurrent in a classified balance sheet. As of December 31, 2017, the Company adopted in a retrospective method the new Income Tax guidelines, stating all deferred tax assets and liabilities need be presented as non-current in the balance sheet.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company’s trade receivables are derived from sales to customers located primarily in Eastern Europe, Africa, the United States and South America. The Company performs ongoing credit evaluations of its customers’ financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

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

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method.

The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 351,056, 333,526, and 392,124 for the years ended December 31, 2017, 2016 and 2015, respectively.

t.	Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, restricted cash, short-term bank deposits, other accounts receivable, trade payable, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

The Company measures its earn-out liability at fair value (see also Note 11).

u.	Accounting for stock-based compensation:

Stock-based compensation, including grants of stock options, is recognized in the consolidated statement of operations over the requisite service period as an operating expense, based on the fair value of the award on the date of grant. The fair value of stock-based compensation is estimated using an option-pricing model.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method and to value the awards based on the single-option award approach.

The Company accounts for forfeitures as they occur.

v.	Treasury Shares:

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

w.	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers ("the Standard"). The Standard provides companies with a single model for recognizing revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The Standard is effective for annual and interim reporting periods beginning after December 15, 2017. Entities have the option of using either a full retrospective or modified retrospective approach for adopting this Standard. Under the modified approach, which the Company has elected, the Company will recognize the cumulative effect of initially applying the guidance with an adjustment to the opening balance of retained earnings in the first quarter of 2018.

The Company is in its final stage of assessment of the Standard's impact on its consolidated financial statements. The Company identified certain areas that may be affected, including identifying new performance obligations, as well as assessing the existence of significant financing components in some of its transactions. In addition, the Company expects to capitalize certain incremental costs of obtaining contracts.

For its software license transactions - the Company would recognize revenue for the software license performance obligation upon delivery of the license to the customer, rather than ratably over the service period.

For the Company's long term contracts, which are currently accounted for under the Percentage of Completion Method, the Company is still evaluating whether the control of the goods or services are transferred to the customer over time or at a point in time.

For those contracts for which it is determined that the performance obligation creates an asset with no alternative use and the Company has the right for payment to the work completed to date, revenue would be recognized over time, in a manner similar to current accounting. However, if determined otherwise for one or more contracts, revenue from those contracts would be recognized at a point in time, and revenue would be deferred compared to current accounting.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash (Topic 230) (ASU 2016-18), which requires the inclusion of restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are both effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, provided that all of the amendments are adopted in the same period. The amendments will be applied using a retrospective transition method to each period presented.

The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes ASC 840, Leases. This ASU requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for most leases, whereas currently only financing-type lease liabilities (capital leases) are recognized on the balance sheet. In addition, the definition of a lease has been revised with respect to when an arrangement conveys the right to control the use of the identified asset under the arrangement, which may result in changes to the classification of an arrangement as a lease. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASU is largely unchanged from the previous accounting standard. The ASU expands the disclosure requirements of lease arrangements. Under current guidance, lessees and lessors will use a modified retrospective transition approach, which requires application of the new guidance at the beginning of the earliest comparative period presented in the year of adoption. The guidance is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted.

The Company is currently evaluating the effect that the standard will have on its consolidated financial statements and related disclosures.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted.

The Company is currently evaluating whether to early adopt this standard and the potential effect on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Under the new standard, goodwill impairment would be measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.

The guidance is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The Company is currently evaluating the effect that the standard will have on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. The ASU amends the scope of modification accounting for share-based payment arrangements, and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The new guidance will allow companies to make certain changes to awards without accounting for them as modifications. It does not change the accounting for modifications. ASU 2017-09 is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted, including adoption in any interim period for which financial statements have not yet been issued.

The Company is currently evaluating the effect that the standard will have on its consolidated financial statements and related disclosures.

x.	Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no net effect on previously reported results of operations.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016
	$	$

Prepaid expenses	141	304
Advances to suppliers	211	245
Government institutions	118	708
Recovery of pre-acquisition receivable	1,384	-
Other	844	1,243

	2,698	2,500

NOTE 4:	INVENTORIES, NET

	December 31,
	2017	2016
	$	$

Raw materials, parts and supplies	1,707	1,758
Finished products	3,169	3,734

	4,876	5,492

As of December 31, 2017 and 2016, inventory is presented net of write offs for slow inventory in the amount of approximately $232 and $218, respectively.

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

The Company agreed to pay OTI $10,000 and contingent consideration of up to $12,500 pursuant to an earn-out mechanism based on certain performance and other milestones.

On April 22, 2016 the Company concluded further negotiations with OTI with respect to the earn-out liability by which an agreement with OTI was signed. Under this agreement the remaining earn-out amount was set to a maximum $3,550, out of which an amount of $2,050 was paid at the beginning of May 2016 and the remaining amount of $1,500 will be subject to the original earn out mechanism.

The expected intangible assets amortization expenses for the customer contracts and for software and other IP, are as follows:

$
2018	855
2019	764
2020	690
2021	629
2022	579
2023-2028	2,682

Purchase of Prevision Ltd.

In November, 2015 the Company acquired 100% of the shares of Prevision Ltd. (“Prevision”), a Cyber Security company domiciled in Israel. The acquisition was accounted for as a business combination. The total consideration of approximately $1,100 was allocated to assumed liabilities, net, of $200 and approximately $1,300 recognized as customer relations and goodwill. The purchase agreement includes contingent consideration of annual payments of approximately $250 for the next four years to the former CEO of the company ("Seller"). The contingent consideration is subject to service provided by the Seller to the company during the earn-out period and therefore is not part of the business combination and accounted as compensation expenses as incurred.

Intangible assets' depreciated cost amounted to $1,185 and $1,229 as of December 31, 2017 and 2016, respectively. Amortization cost amounted to $44 and $51 in 2017 and 2016, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	ACQUISITION (cont.)

Purchase of Leaders in Community Alternatives Inc.

In January 2016 the Company acquired 100% of the shares of Leaders in Community Alternatives (LCA), a company providing electronic monitoring and community-based services. The acquisition amounted to approximately $2,900 not including contingent consideration subject to an earn out mechanism which has a fair value of zero, derived from LCA’s revenues in the years 2016, 2017 and 2018. The acquisition was accounted for as business combination.

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$2,918
Acquired assets and liabilities
Capital acquired	435
Customer relations	424
Deferred tax liability	(170)
Goodwill	2,229

Intangible assets' depreciated cost amounted to $2,537 and $2,592 as of December 31, 2017 and 2016, respectively. Amortization cost amounted to $56 and $61 in 2017 and 2016, respectively.

Purchase of Safend Ltd.

In March 2016 the Company acquired 100% of Safend Ltd, a company providing encryption and data protection solutions. As a consideration for the acquisition the Company will provide Safend Ltd. up to $1,500 of working capital to support its business operations. The acquisition was accounted for as business combination. As a result of the acquisition the Company recorded a gain from bargain purchase in the amount of approximately $3,700. The gain is attributed to the fact that we acquire Safend for no consideration due to Safend former parent was filed for bankruptcy.

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$0
Acquired assets and liabilities
Capital acquired	(145)
Customer relations	1,912
IP	346
Patents	1,508
Deferred tax asset	606
Deferred tax liability	(565)
Gain from bargain purchase	3,662

Intangible assets' depreciated cost amounted to $2,528 and $3,146 as of December 31, 2017and 2016, respectively. Amortization cost amounted to $618 and $619 in 2017 and 2016.

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

On May 18, 2016, the Company acquired Alvarion Technologies Ltd. (“Alvarion”). In consideration for this acquisition, the Company will pay up to $1,000 in cash and an additional earn-out of up to $1,000 during the next two years following the acquisition, mainly based on sales from the Alvarion division (see also Note 11). As a result of the acquisition the Company recorded a gain from bargain purchase in the amount of $6,853. The gain is attributed to the fact that we acquired Alvarion from a trustee after it went bankrupt.

Details of the consideration paid, the assets acquired and liabilities assumed at the acquisition date, are as follows:

Total consideration	$1,425

Acquired assets	2,705
Technology	739
Brand	290
Patents	3,775
Deferred tax asset	1,026
Deferred tax liability	(257)
Gain from bargain purchase	6,853

Depreciated cost amounted to $4,440 and $4,664 as at December 31, 2017 and 2016. Amortization cost amounted to $225 and $140 in 2017 and 2016.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
	$	$
Cost:

Computers and peripheral equipment	2,629	2,539
Office furniture and equipment	774	801
Trade Equipment	35	35
Leasehold improvements	427	427
Equipment in lease	711	473
Vehicle	-	29
	4,576	4,304
Accumulated depreciation:
Computers and peripheral equipment	2,385	1,978
Office furniture and equipment	627	580
Trade Equipment	2	2
Leasehold improvements	139	77
Equipment in lease	205	-
Vehicle	-	29
	3,358	2,666
Depreciated cost	1,218	1,638

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015, were $721, $1,748, and $291, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	December 31, 2017			December 31, 2016
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	8,734	4,987	3,747	8,707	3,513	5,194
IP & Technology	7,019	2,079	4,940	7,019	1,339	5,680
Capitalized software development costs	4,738	1,515	3,223	3,586	559	3,027
	20,491	8,581	11,910	19,312	5,411	13,901

Amortization expenses amounted to $3,184, $2,517 and $1,382 for the years ended December 31, 2017, 2016 and 2015 respectively.

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2017	2016
	$	$
Liabilities related with the Smart ID acquisition (see note 9 c1)	805	805
Accrued marketing expenses	647	818
Professional services	598	318
Facilities	351	122
Legal contingent liability	17	236
Legal service providers	207	508
Other accrued expenses	1,114	690
	3,739	3,497

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending between 2018 and 2020. The monthly lease amount, including management fees of the leased property, is approximately $172.

The Company is in negotiation for lease agreement for its offices in Israel, for which the current lease period is expired on 30 June, 2018.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2018	1,164
2019	191
2020	188
1,543

Rent expenses amounted to $2,065, $2,062 and $884 for the years ended December 31, 2017, 2016 and 2015, respectively.

b.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $950 as a part of the ongoing terms of the contracts with existing customers and for tenders.

2.	The Company has bank guarantees of up to NIS 109 ($32 as of December 31, 2017) to the owners of its offices leases in Herzliya.

3.	On April 29, 2012, the Company’s board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Company’s chairmen of the board of directors and CEO, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company, such as to a bank in order to secure short-term loans that are given by them from time to time to the Company.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation:

(1)	As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements.
(2)	In August 2016, three claims previously filed against the Company and a number of defendants affiliated with the Company were consolidated into a class action lawsuit. The claims assert causes of action based on alleged false and misleading projections made by the Company in 2015. The complaint seeks unspecified compensatory damages. The Company believes that the claim has no merits and that the probability of the legal proceeding resulting in an unfavorable outcome to the Company is remote.

NOTE 10:	INCOME TAX

a.	Changes in Israeli corporate tax rates:

The regular corporate tax rate in Israel in 2017 is 24% (2016: 25%; 2015: 26.5%).

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

Under an amendment enacted in December 2016 to the Israel Income Tax Ordinance of 5721-1961, or the Tax Ordinance, the corporate tax rate will decrease to 23% for 2018 and thereafter. Israeli companies are generally subject to capital gains tax at the corporate tax rate

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

	December 31,
	2017	2016
	$	$

Operating loss carry forwards	16,322	13,625
Reserves and allowances	1,899	913

Net deferred tax assets before valuation allowance	18,221	14,538
Valuation allowance	(13,765)	(10,471)

Net deferred tax assets	4,456	4,067

Deferred income taxes consist of the following:
Domestic	11,931	8,987
Valuation allowance	(7,426)	(4,867)
Net deferred tax assets	4,505	4,120

Foreign	6,290	5,550
Valuation allowance	(6,339)	(5,604)
	(49)	(54)

As of December 31, 2017, the Company and its subsidiaries, have provided a valuation allowance of $13,765 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $4,456 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.	Carryforward tax losses:

As of December 31, 2017, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $28,749, and $1,565 respectively, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $15,326, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2017, SuperCom’s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $15,771 which expires in the years 2028 to 2037. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2012.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

e.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2017	2016	2015
	$	$	$

Domestic	(6,215)	(9,634)	915
Foreign	(839)	(2,268)	301
	(7,054)	(11,902)	1,216

Substantially, all tax (expenses) benefits are as a result of changes in deferred taxes.

f.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2017	2016	2015
	$	$	$
Income (loss) before income tax, as reported in the consolidated statements of operations	(7,054)	(11,902)	1,216
Statutory tax rate in Israel	24%	25%	26.5%

Theoretical tax expense (benefit)	(1,693)	(2,976)	322
Current year carryforward losses and other differences for which a valuation allowance was recorded	-	-	2
Changes in valuation allowance	3,295	5,257	(211)
Gain from bargain purchase and non-recoverable withholding taxes	-	(1,516)
Changes in foreign currency exchange rate and other differences	(1870)	255	44
Changes in tax rate	414	828	-
Non-deductible expenses and other differences	(539)	243	40

Actual income tax expense (benefit)	(393)	2,091	197

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its earn-out liability at fair value. Earn-out liability is classified within Level 3 as the valuation inputs are based on inputs that are unobservable.

The measurement of earn-out liability is based on of the revenues derived from two businesses acquired: Alvarion and OTI, over a period of two and seven years following the acquisition dates, respectively. During the year ended December 31, 2017, the Company had an adjustment through the statement of operations of 635 mainly as a result of the updated revenue forecast for the OTI acquisition.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2017
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability *	698	-	-	698
Total financial liability	$698	-	-	$698

	December 31, 2016
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability *	1,333	-	-	1,333
Total financial liability	$1,333	-	-	$1,333

(*)	Excluding liability in the amount of $612 and $292 for the year ended December 31, 2017 and 2016, respectively, to former CEO of Prevision related to the acquisition agreement , which is not measured at fair value.

NOTE 12:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

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

As a result of an amendment to Section 102 of the Israeli Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by grantees arising from the sale of shares issued pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company had previously been entitled to do under Section 102.

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

In June 2013, the Option plan was extended for another period of ten years, until December, 31, 2023.

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

During the year 2017, the Company did not grant any option to purchase shares.

2.	A summary of the Company’s stock option activity and related information is as follows:

	Year ended December 31
	2017		2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	416,432	4.24	487,432	5.12	137,855	2.64
Granted	-	-	67,833	2.82	500,530	5.80
Exercised	(20,000)	0.64	(8,383)	1.53	(65,411)	3.10
Canceled and forfeited	(64,772)	6.42	(130,500)	6.96	(85,542)	6.64
Outstanding at end of year	331,660	4.03	416,432	4.24	487,432	5.12
Exercisable at end of year	236,277	3.67	186,253	4.14	95,709	4.81

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	SHARE CAPITAL (Cont.)

The weighted average fair value of options granted during the year ended December 31, 2016 and 2015 was $6.2 and $7.94 per option, respectively.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2016 grants: risk-free rate of 1.61%, dividend yield of 0%, expected volatility factor of 219.29% and expected term of 3.25 years. The following weighted average assumptions were used for the 2015 grants: risk-free rate of 1.28%, dividend yield of 0%, expected volatility factor of 362.86% and expected term of 3.11 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its stock-based employee compensation awards and warrants were $631, $924, and $1,529 for the years ended December 31, 2017, 2016 and 2015, respectively.

The following table summarizes the allocation of the stock-based compensation and warrants charge

	Year ended December 31,
	2017	2016	2015
	$	$	$

Cost of revenues	217	266	264
Research and development expenses	155	207	311
Selling and marketing expenses	183	292	249
General and administrative expenses	76	159	705

	631	924	1,529

The options outstanding and exercisable as of December 31, 2017, have been separated into ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2017	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-0.85	77,512	4.28	0.69	249,217	77,512	4.28	0.69	249,217
3.00-5.00	198,148	1.32	4.00	71,941	124,265	1.15	4.12	37,164
7.00-10.00	56,000	1.98	8.75	-	34,500	1.90	8.75	-
	331,660	2.12	4.03	321,158	236,277	2.29	3.67	286,381

The total intrinsic value of options exercised for the years ended December 31, 2017, 2016 and 2015 was $65, $16, and $138, respectively, based on the Company’s average stock price of $3.27, $3.77, and $9.39, during the years ended on those dates, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	SHARE CAPITAL (Cont.)

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2017 and changes during the year ended December 31, 2017 is presented below:

	Options	Weighted– average grant-date fair value

Non-vested as of December 31, 2016	230,179	6.17
Granted	-	-
Vested	(98,796)	5.44
Forfeited and canceled	(36,000)	6.38
Non-vested as of December 31, 2017	95,383	6.84

As of December 31, 2017, there was $277 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 0.66 years.

d.	Private placements and warrants:

A summary of the Company’s warrants activity to investors, to settle obligation to service providers, and related information is as follows:

	Year ended December 31,
	2017		2016		2015
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	-	-	4,000	20.00	4,000	20.00
Granted	-	-	-	-	48,055	0.38
Exercised	-	-	-	-	(48,055)	0.38
Canceled and forfeited	-	-	(4,000)	20.00	-	-
Outstanding at end of year	-	-	-	-	4,000	20.00
Exercisable at end of year	-	-	-	-	4,000	20.00

e.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	RELATED PARTY TRANSACTIONS

a.	On July 25, 2010, the board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as Chairman. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer. On May 12, 2011, the special general meeting approved a service agreement with Mrs. Trabelsi whereby she will receive a monthly fee equal to 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company will bear all reasonable costs and expenses incurred by the Chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. On December 27, 2012, the company’s shareholders at a general meeting of shareholders approved the reappointment of Mrs. Trabelsi as Chairman. On May 9, 2013, the general meeting of shareholders of the Company approved the same management services compensation for Mrs. Trabelsi as those approved in May 2011.

b.	Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

c.	As of December 31, 2017 and 2016, the Company accrued $61 and $56, respectively as expenses arising from related party management services.

d.	On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the chairman of the board and the CEO, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure loans that are given by them from time to time to the Company. As of December 31,2017, total loans were $2,082. These loans bear no interest and are not attached to any price index, and also will not be repaid within 12 months form December 31, 2017. The chairman of the board and the CEO provided a guaranty to the bank in the amount of NIS 1 million ($288 as of December 31, 2017)). In 2018, the Company received an additional line of credit of up to $1.5 million from its related parties. In addition, the related parties committed not to demand repayment of its outstanding loan within the next 12 months in order to assist the Company in managing its cash flows.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about segments:

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

As part of the Company decision to switch from one technology segment, the e-government, into 3 separate technologies segments or Strategic business units; e-Gov, IoT, and Cyber Security, the Company acquired during 2016, 4 different companies with various technologies and customers base which enrich and strengthen the capacities and offering of each of the 3 segments:

e-Gov: Through the Company proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, the Company have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands.

IoT: The Company’s IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling the customers to detect unauthorized movement of people, vehicles and other monitored objects. The Company provides all-in-one field-proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions. The Company’s proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services.

Cyber Security: The Company operates in the fields of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control and cyber security services.

During 2016, the Company went through a restructuring and merger process, and decided to report the following transitional operation segments: Government, Connectivity and Cyber Security.

In 2017, the Company completed its merger optimization process and now reports the following segments:

(a) Cyber security, (b) IoT and (c) e-Gov.

As a result, all prior period information has been recast to reflect the new segment composition.

	Year ended December 31, 2017

	Cyber Security	IoT	e-Gov	Total

Revenues	3,768	11,264	18,232	33,264

Operating Loss	(734)	(2,911)	(2,871)	(6,516)

Goodwill	1,075	2,229	3,722	7,026

Total property and Equipment, net	110	623	485	1,218

	Year ended December 31, 2016

	Cyber Security	IoT	e-Gov	Total

Revenues	2,172	10,833	7,020	20,025

Operating Income (loss)	(590)	597	(11,606)	(11,599)

Goodwill	1,075	2,229	3,722	7,026

Total property and Equipment, net	127	727	784	1,638

	Year ended December 31, 2015

	Cyber Security	IoT	e-Gov	Total

Revenues	591	345	27,404	28,340

Operating Income (loss)	89	(655)	2,059	1,493

Goodwill	966	-	3,722	4,688

Total property and Equipment, net	22	327	539	888

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2017	2016	2015
Operating income (loss)
Total operating income (loss) of reportable segments	(6,516)	(11,599)	1,493
Financial expenses, net	(538)	(303)	(277)
Income (loss) before income taxes	(7,054)	(11,902)	1,216

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2017		2016		2015
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
Africa	9,713	-	5,681	-	25,204	-
European countries	2,482	-	1,211	-	1,325	-
South America	8,778	-	1,803	-	1,420	-
United States	9,921	107	9,888	122	121	14
Israel	1,309	1,111	724	1,516	161	874
APAC	1,034	-	675	-	-
Other	27	-	43	-	109	-

	33,264	1,218	20,025	1,638	28,340	888

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2017	2016	2015
	$	$	$

Raw materials and equipment	6,296	3,353	9,427
Electronic monitoring	5,535	4,437	-
Treatment programs	3,906	4,530	-
Maintenance, royalties and project management	17,527	7,705	18,913

	33,264	20,025	28,340

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2017	2016	2015

Customer A	4%	6%	17%
Customer B	11%	5%	30%
Customer C	10%	13%	30%
Customer D	-	-	3%
Customer E	-	-	9%
Customer F	4%	8%	5%
Customer G	21%	-	-

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 15:	OTHER EXPENSE (INCOME), NET

	Year ended December 31,
	2017	2016	2015
	$	$	$

Doubtful debt provision	327	438	1,576
Change in liability for future earn-out	(593)	-	-
Recovery of pre-acquisition receivable	(1,384)	-	-
Other	(371)	275	598
Total other expense (income), net	(2,021)	713	2,174

Bad debt

The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2017	2016	2015
	$	$	$

Balance at beginning of period	2,014	1,576	4,390
Provision during the period	327	1,238	1,576
Doubtful account classified as bad debt	-	-	(4,390)
Reversal of allowance for doubtful account	-	(800)	-
Balance at end of period	2,341	2,014	1,576

NOTE 16:	FINANCIAL (EXPENSES) INCOME, NET

	2017	2016	2015
	$	$	$
Financial expenses:

Interest, bank charges and fees	(211)	(219)	(211)
Exchange differences, net	(327)	-	(66)
Unwind of discount earn out liability		(118)	-

Total financial expenses	(538)	(337)	(277)
Financial income:
Exchange differences, net	-	34	-

Total financial income	-	34	-

Total financial expenses, net	(538)	(303)	(277)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
	Name:	Arie Trabelsi
	Title:	Chief Executive Officer

Dated: May 21, 2018

74