Form 20-F/A
period 2017-12-31
SuperCom Ltd
filed 2018-06-19
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 of SuperCom Ltd. (the “Company”) originally filed with the Securities and Exchange Commission (“SEC”) on May 21, 2018 (the “Original Form 20-F”).

This Amendment is being filed due to an error by the Company in filing the Original Form 20-F without a signed consent from its previous independent registered public accounting firm, Brightman Almagor Zohar & Co. (“Deloitte”), a member of Deloitte Touche Tohmatsu Limited. This error occurred due to a miscommunication with Deloitte at the time of the filing of the Original Form 20-F regarding the 2017 audited financial statements and the required additional procedures needed to be undertaken prior to inclusion of Deloitte's report on the Company's 2016 and 2015 financial statements and thereby on the availability of the consent of Deloitte for filing. Upon discovery of the error, the Company promptly worked with Deloitte to allow for the completion of their required procedures. This amendment includes the duly signed consent of Deloitte.

In addition, this Amendment includes an amendment to the Company's consolidated statement of operations for 2016 changing the allocation of the total cost of revenues between the cost of products and cost of services, increasing the cost of products in 2016 by $868,000 and decreasing the cost of services by the same amount. The total cost of revenues for 2016 did not change.  The Amendment also includes a footnote to Note 6 of the consolidated financial statements to clarify that the cost of equipment in lease is reclassified from inventory to conform to the current year presentation.

This Amendment also includes a revised Report of Independent Registered Public Accounting Firm of Deloitte with a dual date and an explanatory paragraph with respect to the separation revenues and cost of revenue to products and services in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X, as well as updated dates for the auditor consents and Exhibit 16.1.

Except for typographical corrections to Items 15 and 16F and as provided above, this Amendment does not amend, update or change the consolidated financial statements, or any other items or disclosures contained in the Original Form 20-F and does not otherwise reflect events occurring after the original filing date of the Original Form 20-F.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2017 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

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

The Company has provided Deloitte with a copy of the disclosures in this Form 20-F and has requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”), stating whether it agrees with the statements made herein and if not, stating in what respects it does not agree. A copy of Deloitte’s letter, dated June 19, 2018, is filed as Exhibit 16.1 to this Form 20-F.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2x to the consolidated financial statements revenues and cost of revenue presented in the accompanying consolidated statements of operations, for each of the two years in the period ended December 31, 2016, have been separated to products and services in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

May 24, 2017, (June 7, 2018, as to Notes 2q, 2x, 6, and 14)

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

(*) See note 2 regarding the adoption of ASU No. 2015-17, Income Taxes.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2017	2016	2015

Revenues
Products	19,396	7,631	23,113
Services	13,868	12,394	5,227
Total revenues	33,264	(*)20,025	(*)28,340

Cost of revenues
Cost of products	11,132	8,537	8,543
Cost of services	9,219	8,924	1,903
Total cost of revenues	20,351	(*)17,461	(*)10,446

Gross profit	12,913	2,564	17,894

Operating expenses:
Research and development	7,238	6,718	3,669
Sales and marketing	8,099	9,970	6,611
General and administrative	6,113	7,277	3,947
Other expense (income), net	(2,021)	713	2,174
Gain from bargain acquisition	-	(10,515)	-
Total operating expenses	19,429	14,163	16,401

Operating income (loss)	(6,516)	(11,599)	1,493

Financial expenses, net	(538)	(303)	(277)

Income (loss) before income taxes	(7,054)	(11,902)	1,216

Income tax benefit (expense)	393	(2,091)	(197)

Net income (loss)	(6,661)	(13,993)	1,019

Net income (loss) per share:
Basic	(0.45)	(0.93)	0.07

Diluted	(0.45)	(0.93)	0.07

Shares used in calculation of net income per share:
Basic	14,938,943	15,048,812	15,047,496

Diluted	14,938,943	15,048,812	15,202,303

The accompanying notes are an integral part of the consolidated financial statements.

(*) See note 2(x) Reclassifications

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

Certain reclassifications, including the separation of revenues and cost of revenue to products and services in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X, have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no net effect on previously reported results of operations.

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

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
	$	$
Cost:

Computers and peripheral equipment	2,629	2,539
Office furniture and equipment	774	801
Trade Equipment	35	35
Leasehold improvements	427	427
Equipment in lease	711	(*)473
Vehicle	-	29
	4,576	4,304
Accumulated depreciation:
Computers and peripheral equipment	2,385	1,978
Office furniture and equipment	627	580
Trade Equipment	2	2
Leasehold improvements	139	77
Equipment in lease	205	-
Vehicle	-	29
	3,358	2,666
Depreciated cost	1,218	1,638

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015, were $721, $1,748, and $291, respectively.

* Reclassified from inventory to conform to the current year presentation.

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

Dated: June 19, 2018

74