Form 20-F
period 2018-12-31
SuperCom Ltd
filed 2019-12-04
CIK 1291855

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33668

SUPERCOM LTD.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

20 Lincoln Street

Tel Aviv 6713412, Israel

(Address of principal executive offices)

Arie Trabelsi, Chief Executive Officer

SuperCom Ltd.

20 Lincoln Street

Tel Aviv 6713412, Israel

+972-9-8890850 (phone); +972-9-8890820 (fax)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.25 Par Value	SPCB	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.25 per share: 16,126,237 (as of December 31, 2018)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Cyber Security

During 2015, we identified the cyber security market as a very fast growing market where we believe that SuperCom has major advantages due to synergic technologies and shared customer base to our e-Gov, IoT and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. 1

Both acquisitions significantly expanded the breadth of our cyber security capabilities globally, while providing us with outstanding market and technological experts and over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe, together with leading data and cyber security platforms and technologies.

Statements made in this Annual Report on Form 20-F (this “Annual Report”) concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report or to any previous filing with the U.S. Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

In this Annual Report, all references to “SuperCom,” the “Company,” “we,” “us” or “our” are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries. On January 24, 2013 we changed our name back to SuperCom Ltd., our original name, from Vuance Ltd.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“US GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2018, was NIS 3.748 per $1.00.

This Annual Report contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the section captioned “Risk Factors” that appears in this Annual Report in Item 3D “Key Information - Risk Factors.”

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

The following summary consolidated financial data for and as of the five years ended December 31, 2018 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2018 and as of December 31, 2017 and 2018 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this Annual Report other than the change in the manner of how we present deferred income taxes as per ASU 2015-17 for which we have adjusted current and long-term deferred income tax classification.

Income Statement Data:

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	21,882	33,264	20,025	28,340	29,703
Cost of revenues	13,743	20,351	17,461	10,446	7,301
Gross profit	8,139	12,913	2,564	17,894	22,402
Operating expenses:
Research and development	4,790	7,238	6,718	3,669	3,359
Selling and marketing	5,005	8,099	9,970	6,611	7,036
General and administrative	5,748	6,113	7,277	3,947	2,773
Other (income) expenses	2,271	(2,021)	713	2,174	1,225
Gain on bargain acquisitions	-	-	(10,515)	-	-
Total operating expenses	17,814	19,429	14,163	16,401	14,393
Operating income (loss)	(9,675)	(6,516)	(11,599)	1,493	8,009
Financial income (expenses), net	(335)	(538)	(303)	(277)	(133)
Income (loss) before income tax	(10,010)	(7,054)	(11,902)	1,216	7,876
Income tax (expense) benefit	5,730	393	(2,091)	(197)	(1,675)

Net income (loss)	(15,740)	(6,661)	(13,993)	1,019	6,201

Per Share Data:
Basic earnings per share	(1.03)	(0.45)	(0.93)	0.07	0.46
Diluted earnings per share	(1.03)	(0.45)	(0.93)	0.07	0.45

1

	2018	2017	2016	2015	2014
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents	1,639	1,037	1,708	22,246	4,789
Total Current Assets	25,664	27,413	21,120	45,443	24,416
TOTAL ASSETS	44,349	54,198	53,473	65,942	42,874
Total Current Liabilities	13,543	17,960	12,771	10,238	12,666
Total Long-term Liabilities	11,256	3,531	1,978	1,272	1,902
SHAREHOLDERS’ EQUITY	19,550	32,707	38,724	54,432	28,306

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this Annual Report, before you decide to invest in our ordinary shares. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

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

In the three years ended December 31, 2018, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our operating results.

In the year ended December 31, 2018, 24% of our consolidated net revenue is attributable to sales to four large customers.

In the years ended December 31, 2017 and 2016, 50% and 32%, respectively, of our consolidated net revenue was attributable to sales to four and six large customers, respectively. While we expect to be less dependent on these customers in 2019 and in the future because of our expectation to secure more contracts from new customers, a substantial reduction in sales to, or loss of, any of the four customers would adversely affect our business unless we were able to replace the revenue received from those customers, which replacement we may not be able to find.

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

Although we had profitable operations in four of the last seven years2 ended December 31, 2018, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. If we are unable to obtain adequate financing, when we require it, our business, financial condition and results of operations could be adversely affected. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Historically, we had profitable operations in four of the last seven years ended December 31, 2018 and have funded our business operations and capital expenditures primarily through equity and/or debt issuances (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, this would have the potential to decrease both our ability to attain profitability and our financial flexibility, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition and results of operations could be adversely affected.

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

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2018, 2017 and 2016, approximately 52%, 70% and 51%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Sigma Wave Ltd., or Sigma, which is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board, and by her husband, Mr. Arie Trabelsi, is the beneficial owner of approximately 28.2% of our outstanding ordinary shares as of December 2, 2019. Such ownership interest gives Sigma the ability to influence our corporate affairs and to control our Company, including our management, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma may have influence over the outcome of most matters submitted to our shareholders, including the election of our directors, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

Risks Related to Our Location and Incorporation in Israel

Political, economic and military instability, war and/or acts of terror in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions, war and/or acts of terror affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2017. Also, since 2011, uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to comply with their undertakings under those agreements pursuant to force majeure provisions in such agreements. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Our shareholders may face difficulties in the enforcement of civil liabilities against us and our officers and directors or in asserting U.S. securities law claims in Israel.

Most of our officers and directors are residents of Israel or otherwise reside outside of the United States. SuperCom Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. Therefore, service of process upon SuperCom Ltd., such directors and officers may be difficult to effect in the United States. It also may be difficult to enforce a U.S. judgment against SuperCom Ltd., such officers and directors as any judgment obtained in the United States against such parties may not be collectible in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

SuperCom Ltd. is a company organized under the laws of the State of Israel. Our registered office is located at 20 Lincoln street, Tel-Aviv, Israel, and our telephone number is +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 200 Park Avenue South, New York, New York, telephone number +1 (212) 675-4606.

SuperCom Ltd. was incorporated in the State of Israel on July 4, 1988 pursuant to the provisions of the then-current Israeli Companies Ordinance. The legislative framework within which we now operate is the Israeli Companies Law, which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”).

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

On August 28, 2007, we purchased through our wholly-owned subsidiary, Vuance, Inc., all of the issued and outstanding stock capital of Security Holding Corp., or SHC, from Homeland Security Capital Corporation and other minority shareholders for approximately $4.34 million of our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. A total of 258,218 ordinary shares were issued to the sellers. SHC was a Delaware corporation engaged in the manufacture and distribution of RFID-enabled solutions, access control and security management systems. During the fourth quarter of 2007, SHC and its subsidiaries were merged into our Vuance, Inc. subsidiary.

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

On November 12, 2015, we acquired Prevision, an Israeli based cyber security company. We paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism for the next four years. The contingent consideration is subject to service provided by the seller to the company during the earn-out period and therefore is not part of the business combination, as of January 15, 2018 the seller does not provide services to the Company.

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

On March 13, 2016, we acquired Safend, an Israeli based cyber security company. In consideration for this acquisition, we agreed to provide up to $1.5 million in working capital to Safend to support its activity and growth through a structured debt and equity vehicle and to provide administrative, sales and marketing services and required capital. Safend is an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. Founded in 2003 and headquartered in Tel Aviv, Israel, Safend sold its products to over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe.

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

We are comprised of three main Strategic Business Units(SBU) : e-Gov, IoT and Connectivity (or “IoT”), and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System(LIS) .

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

IoT

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

Secure Financial Solutions (SFS)

During 2014, we identified the SFS market as a very fast-growing market where we believe that SuperCom has significant advantages due to synergic technologies and shared customer base to our other divisions. Since 2014, we have developed and introduced secure financial services suite of products, the SuperPayTM. We offer advanced secure mobile payments ranging from mobile wallet to mobile point of sale (POS) using a set of components and platforms to enable secure mobile payments and financial services.

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in countries all over the world, and has been integrated by cloud-based POS software providers, we believe= this technology will be a highly value-added solution to our secure payment customers around the world.

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

In January 1, 2016, we acquired LCA, a California based, private criminal justice organization with over 25 years of experience running electronic monitoring programs for government customers in the U.S. It has significantly bolstered our competitive edge in competitive tenders allowing us to offer not only cutting edge technology, but also extensive industry experience. We have since then beat market competitors in competitive processes and have been awarded projects in various countries around the world including USA, Canada, Latvia, Czech Republic, Denmark, Bulgaria and other countries in Europe and Asia. Following our recent success and status in active tenders, we believe we are well positioned to win additional new projects in years to come.

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

With respect to our Secure Financial Solutions, research indicates that 2.5 billion people globally are un-banked (meaning they have no bank account or credit card), but over 1 billion of those people have access to mobile phones, which represents our SFS applicable market. We presented our mobile money and mobile payment suite at several large payment conferences and the global market showed interest in our proprietary solution. In September, 2016, we launched a mobile wallet solution together with Verifone, a leading global technology and service provider in the point-of-sale market, and Nofshonit, one of the largest loyalty club providers and operators in Israel, for digital loyalty and pre-paid shopping programs. We believe that our ability to capture even a small portion of this fast growing market would represent a significant and long-term growth opportunity.

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

Public Safety Market .. Public safety, including law enforcement agencies, community, safety agencies and ministries of justice around the world, with our electronics monitoring, or EM, solutions, including electronic identification, monitoring and tracking solutions for house arrests, GPS tracking, inmate control, detainee monitoring, juvenile supervision and tracking of persons returned to communities.

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

BOLSTER WBSn. The Bolster WBSn is intended to enable mobile operators, governments and enterprises to deliver high-quality wi-fi solutions in metro and rural areas, with significantly fewer bases stations, and much lower costs. Carrier-grade IP-68 is designed to provide a high standard of reliability, quality of service, security and manageability.

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

•	Cost effective and scalable network architecture with centralized control plane and distributed

•	data plane

•	Supporting up to 5000 AP’s and 50,000 users per controller

•	Control and manage AP and backhaul radio, including statistic and reporting

•	Automatic AP units detection, configuration and firmware distribution

•	Secured control layer management

•	Hotspots/Hotzones and cellular offloading services

•	Providing a single peer to the A AA

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

During the years ended December 31, 2018, 2017 and 2016, we have invested, $4.8 million, $7.2 million, and $6.7 million, respectively, in research and development. We anticipate that we will continue to invest up to 15% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 14 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including our employees and service providers located in the United States, Israel, Zambia, Philippines, England and China who sell and support our products in their regions. We are also represented by several independent representatives, resellers and distributors.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2018 (all amounts in thousands of dollars):

	2018	2017	2016
Africa	4,816	9,713	5,681
Europe	3,114	2,482	1,211
South and center America	1,279	8,778	1,803
United States	10,452	9,921	9,888
Israel	1,514	1,309	724
APAC	707	1,034	675
Other	-	27	43
Total	21,882	33,264	20,025

As part of the Company’s decision to switch from one technology segment, e-government, into three separate technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

Following the acquisitions, in 2016 the Company went through an integration and restructuring process, and opted to report firstly by interim operation segments: Government, Connectivity and Cyber Security.

In 2017, as the Company progressed further in the restructuring process, it moved to report by the latest and current technology segments or Strategic Business Units. The following table provides a breakdown of total revenue by segment for the three years ended December 31, 2018 (all amounts in thousands of dollars):

	Year ended December 31,
	2018	2017	2016
e-Gov	6,117	18,232	7,020
IoT	12,470	11,264	10,833
Cyber Security	3,295	3,768	2,172
Total	21,882	33,264	20,025

The following table provides a breakdown of total revenue by products and services for the three years ended December 31, 2018 (all amounts in thousands of dollars):

	Year ended December 31,
	2018	2017	2016
	$	$	$
Revenues
Products	8,516	19,396	7,631
Services	13,366	13,868	12,394

Total revenues	21,882	33,264	20,025

Customer Service and Support

Customer service includes mainly maintenance and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in United States, Europe, Israel, Columbia and Zambia. We usually give our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because our current e-Gov, IoT, and Cyber Security solutions are more complex than our previously offered solutions and additional new products may be deployed.

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

We manufacture a range of IoT and e-Gov products and systems. We outsource the manufacturing of: (i) printed circuit boards, or PCBs, to a number of different suppliers both in Israel and the Far East, (ii) enclosures to suppliers in Israel and the Far East and (iii) Teslin paper (a synthetic material used in making ID cards), laminates, inlays, modules, cards, from suppliers from the Far East, Europe, the United States and Israel. The electronic assembly of our products is done in Israel, Europe, and the United States. We sometimes commit to long-term relationships with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and are tested, assembled, calibrated and put in appropriate enclosures by outsource manufacturers in Israel. Then they go through a validation and quality assurance process. Other components are off-the-shelf products, which we purchase from a number of different suppliers.

Many of the activities for our e-Gov, IoT, and Cyber Security segments, such as purchasing, logistics, integration, training, installation and testing, are done by our employees. In locations where we do not have a local representative, we assign certain tasks to local third parties and service providers that we supervise. We have subcontracting agreements with local IT companies who have dedicated and experienced personnel. Such subcontractors provide all local support, maintenance services and spare parts to customers in a specified area.

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that Guidance (G4S), Attenti Monitoring, STOP(Securus), Omnilink (Sierra Wireless), Sentinel, BI (GeoGroup), Buddi, and Track Group are our potential competitors with respect to our IoT products and solutions. We believe that Face Technologies, Cogent (3M), Zetes Industries, Mühlbauer Group, Oberthur Technologies, Gemalto, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-Gov products and solutions market. We believe that McAfee(Intel Security), Symantec, Sophos, and Trend Micro are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our e-Gov, IoT, and Cyber Security products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom. We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for PureRFid® , SuperCom ® , Vuance® , EduGate® , and “Vuance Validate your World” ® and have applied for trademarks for PureMonitorTM , PureComTM , PureTagTM , PureTrackTM AAID TM , SmartIDTM , MAGNA TM and PureArrestTM.

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

Government Regulation

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws, regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations and the requirements may differ. Please see the section titled “Risk Factors” for more information on the effects of governmental regulation on our business.

C.	Organizational Structure

The following reflects our active subsidiaries and affiliates as of December 2, 2019:

SuperCom Inc.

SuperCom Inc., incorporated in Delaware, is responsible for our sales, marketing and support in the United States, and wholly owns its subsidiary, LCA.

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

Safend Ltd.

Safend Ltd., incorporated in Israel, was acquired on March 13, 2016, and is a global data security company with a broad range of competitive and well-known encryption and data protection solutions.

Prevision Ltd.

Prevision Ltd., incorporated in Israel, was acquired on November 12, 2015, and is an international provider of Cyber Security services and solutions.

Alvarion Technologies Ltd.

Alvarion Ltd., incorporated in Israel, was acquired on May 18, 2016, and is a global provider of wireless broadband products and wi-fi networks

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 2,070 square meters of office and warehousing premise in Tel Aviv, Israel under a new three-year lease expiring on June 30, 2022. According to the agreement, the monthly fee (including management fees) is approximately $56,000.

We lease approximately 200 square meters of office premise in New York for our U.S. subsidiary, SuperCom Inc. We lease approximately 1,200 square meters of office premise in California for our U.S. subsidiary, LCA Inc.

We do not lease any facilities for any other subsidiary or our branch.

Our total annual rental fees, for 2018, 2017 and 2016 were $1,593,000, $2,065,000, and $2,062,000, respectively.

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

Overview

We are a global provider of traditional identification and e-Government solutions, IoT products and solutions, as well as Cyber Security products and services to governments and organizations throughout the world.

Our product depth and global presence was expanded significantly with our acquisition of the SmartID division of OTI in December 2013, as well as our acquisitions of Prevision, Safend, LCA, PowaPOS business, and Alvarion between November 2015 and May 2016. Initially, our operations grew significantly following the acquisition of the SmartID division and the 2016 acquisitions, especially our head count and research and development and sales and marketing expenses, as we did our best to respond to the new market and customer needs. Although in recent years, we have worked diligently through integration and restructuring processes to optimize our operational structure and costs.

We are headquartered in Israel and operate internationally with subsidiaries in the New York, California, and other geographies where we win and deploy new projects.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

2018 was a year of important developments for the Company, as we continued to optimize the operational structure of the Company including the 2016 acquired businesses and unlock cost synergies among the operating units. Investment in R&D continued to enhance our product offerings and competitive standing among our target markets. The optimized restructured corporation generated numerous new opportunities and project wins in our target markets, but required us to use resources in many cases that have yet to yield income to the group as part of multi-year government sale and project deployment life cycles. We believe that comparing between 2018, 2017 and 2016 cannot be done effectively without understanding the changes and the restructuring efforts invested.

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services, differ from agreement to agreement.

We generate a portion of our revenues from existing e-Gov, IoT, and Cyber Security long term services contracts, providing customers with raw materials, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services and upon achievement of milestones as approved by our customers.

During 2016 we acquired Alvarion and Safend, which grew our suite of products from which we generate revenues. Revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

For the year 2018 our costs were affected by the attention of management to continue the optimization of the businesses we acquired during the 2016 as was described in the General section above.

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

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2018, expressed as a percentage of total revenues.

	2018	2017	2016
Revenues	100%	100%	100.0%
Cost of revenues	62.8	61.2	87.2
Gross profit	37.2	38.8	12.8
Operating expenses:
Research and development	21.9	21.8	33.5
Selling and marketing	22.9	24.3	49.8
General and administrative	26.3	18.4	36.3
Other expenses (income)	10.4	(6.1)	(48.9)
Total operating expenses	81.4	58.4	70.7
Operating income (loss)	(44.2)	(19.6)	(57.9)
Financial (expenses) income, net	(1.5)	(1.6)	(1.5)
Income (loss) before income tax	(45.7)	(21.2)	(59.4)
Income tax (expense) benefit	(26.2)	1.2	(10.4)
Net income (Loss)	(71.9)	(20.0)	(69.9)

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenues

Our total revenues in 2018 were $21,882,000 compared to $33,264,000 in 2017, a decrease of 34.2%. The composition of revenues has changed during 2018 as follows:)i) the e-Gov segment revenue was $6,117,000 in comparison to $18,232,000 in 2017, a decrease of 66% which is mainly attributed to a large e-Gov contract deployment in 2017 and the lack of new one of comparable size in 2018, representing volatile project-based revenues which have been inherent in this segment, (ii) the IoT segment revenue was $12,470,000 in comparison to $11,264,000 in 2017, an increase of 10.7% which is attributed to new contract wins and implementations in Europe and USA, and an increase in our recurring revenue from existing customers; (iii) the Cyber Security segment revenue was $3,295,000 in comparison to $3,768,000 in 2017, a decrease of 12.6% which is mainly attributed to the accumulated effect on the liability to recognize deferred revenue in the amount of $257,000 due to the adoption of the new GAAP revenue recognition policy ASC-606, and a decrease in our revenue from our consulting-based cyber offering.

Gross Profit

Our gross profit in 2018 was $8,139,000 compared to $12,913,000 in 2017, a decrease of 37%. The gross profit margin for 2018 was 37.2% compared to 38.8% in 2017. The decrease in our gross profit margin is mainly attributable to (i) a decrease in COGS as a result of cost optimization processes(ii) a change in the mix of revenues,(iii) an increase of revenue from steady states e-Gov contracts which contributes higher than average gross margin, (iv) an increase in recurring revenue from multi-year IoT contracts with higher than average margins in the USA and Europe, offset by (v) one time inventory write-off in the amount of $1,527,000. (iv) decline in revenue of $11,382,000.

Expenses

Our operating expenses decreased in 2018 to $17,814,000 from $19,429,000 in 2017, a decrease of 8.3%. If we exclude other income, the decrease is more apparent as our operating expenses excluding other income decreased in 2018 to $15,543,000 from $21,450,000 in 2017, a decrease of 27.5%. The decrease in operating expenses was primarily due to (i) a decrease of 33.8% in research and development expenses, (ii) a decrease of 6.0% in general and administrative expenses mainly related to the significant decrease in our administration headcount, (iii) a decrease of 38% in sales and marketing expenses mainly related to the significant decrease in our sales and marketing headcount derived from sales force and network optimization.

Our research and development expenses decreased to $4,790,000 in 2018 from $7,238,000 in 2017, a decrease of 33.8%. The decrease in our research and development expenses was primarily due to decreased needs in developing our e-Gov, IoT and Cyber Security products, after significant progress and competitive advantages were developed through R&D investment in recent years.

Our general and administrative expenses decreased to $5,748,000 in 2018 from $6,113,000 in 2017, a decrease of 6.0%. The decrease in general and administrative expenses was primarily due to the process of optimization of the operating expenses of the four subsidiaries we acquired in 2016.

Other expenses were $2,271,000 in 2018, compared to other income of $2,021,000 in 2017. Other expenses in 2018 represent mainly a provision of bad debt, related African government, amounted to $2,406,000, other income in 2017 represent mainly of recovery from pre-acquisition receivable amounted $1,384,000 and change in valuation of contingent consideration amounted $593,000.

Financial (Expenses) Income, net

We had financial expenses, net of $335,000 in 2018 compared to $538,000 in 2017. Financial expenses consist primarily of bank fees related to guarantees issued to our customers and exchange rate effect. The decrease in financial expenses was also due to changes in the exchange rate of the NIS against the U.S. dollar in 2018 compare to 2017, offset by an interest fee on the loan from Fortress in the fourth quarter of 2018.

Income Tax

We recorded a tax expense of $5,730,000 for the year ended December 31, 2018 compared to a tax benefit of $393,000 in 2017, mainly due to reduction of tax assets valuation amounted to $5,987,000.

Net Income

As a result of the factors described above, our net loss for the year ended December 31, 2018 was $15,740,000 compared to a net loss of $6,661,000 in 2017. The increase is mainly related to the (i) 33% decrease in our cost of revenue and (ii) a decrease of 8.3% in operating expenses offset by; (i) 34% decrease in revenue. (ii) one time inventory write off of $1,527,000, (iii) bad debt provision of $2,406,000 and (iv) onetime tax assets reduction of 5,987,000 for the year ended December 31, 2018.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues

Our total revenues in 2017 were $33,264,000 compared to $20,025,000 in 2016, an increase of 66%. The composition of the revenues has changed during 2017 as follow; (i) the e-Gov unit revenue was $18,232,000 in comparison to $7,020,000 in 2016, an increase of 160% which is attributed to a large e-Gov contract, and an increase in our recurring revenue from existing customers, (ii) the IoT and Connectivity Unit revenue was $11,264,000 in comparison to $10,833,000 in 2016, an increase of 4% which is attributed to new contracts implementation in Europe and USA, and a moderate increase in our recurring revenue from existing customers; (iii) the Cyber Security Unit revenue was $3,768,000 in comparison to $2,172,000 in 2016, an increase of 73% which is attributed to new licenses orders from new customers in Europe and USA, and an increase in our recurring revenue from existing customers.

Gross Profit

Our gross profit in 2017 was $12,913,000 compared to $2,564,000 in 2016, an increase of 404%. The gross profit margin for 2017 was 38.8% compared to 12.8% in 2016. The increase in our gross margin is mainly attributable to(i) a change in the mix of revenues from subsidiaries acquired in 2016 as explained above, (ii) an increase of revenue from Cyber Security division with high gross margins, (iii) an increase of steady-state revenue from e-Gov contracts which contribute higher than average gross margins, (iv) completion of large e-Gov deployment contract with low gross margin, (iv) and an increase of revenue from IoT long term contracts with higher than average margins.

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

Other income was $2,021,000 in 2017, compared to other expenses of $713,000 in 2016. Other income in 2017 represent mainly of recovery from preaquisition receivable amounted $1,384,000 and change in valuation of contingent consideration amounted $593,000. Other expenses in 2016 represent mainly bad debt provision in that amounts. The bad debt provision we recorded is based on management’s estimation with respect to the collectability of certain debt.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2016	(0.2)	(1.5)	1.3
2017	0.4	(9.8)	10.2
2018	0.8	8.1	(7.3)

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

Conditions in Israel

We are organized under the laws of, and our principal executive offices and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations. Please see the section entitled “Risk Factors” for additional information.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2015, 25% in 2016, 24% in 2017, and 23% in 2018 and thereafter. For the years ended December 31, 2018 and 2017 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax. Our effective tax rate as for the year ended December 31, 2018 was 16%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of December 31, 2018, our cash and cash equivalents totaled $1,639,000, compared to $1,037,000 as of December 31, 2017. As of December 31, 2018, our restricted bank deposits totaled $1,162,000, related mainly to bid and performance guarantees and lease agreements.

As of December 31, 2018, the Company has accumulated deficit $65,959,000, and net cash used in operating activities of $6,416,000. In addition the Company has excess of current assets over current liabilities of $12,121,000.

During 2017 and until end of December 2018, the Company underwent a merger optimization process to a more cost-efficient structure which operates through three new business segments, supported by common operating services. Following the optimization process, for the year 2018 the Company has reduced its operating expenses by $1,615,000 or by $5,907,000 if you exclude other income of $2,021,000 in 2017 and other expenses of $2,271,000 in 2018. The Company expects to reduce its expenses even further through reduction in its headcount and overhead costs, mainly throughout the year of 2019, including significant reduction of R&D expenses, given significant R&D investment in recent years helped launch successful core product suites and similar R&D investment levels are not currently needed.

The Company believes that based on the above mentioned significant cost savings and expected growing cash stream from the Company’s current contracts with customers worldwide, it will generate positive cash flow from operating activities, and will be able to fund its operations for at least the next 12 months.

Furthermore, the available $10 million secured credit facility from Fortress Investment Group provides the Company additional access to capital if needed.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Net cash used in operating activities	(6,416)	(1,983)	(11,045)
Net cash used in investing activities	(1,519)	*(1,528)	*(6,875)
Net cash provided by (used in) financing activities	8,636	2,793	(4,830)
Net increase(decrease) in cash and cash equivalents	701	*(718)	*(22,702)
Cash, cash equivalents and restricted cash at beginning of period	2,100	*2,818	*25,520
Cash, cash equivalents and restricted cash at end of period	2,801	*2,100	*2,818

* Reclassified(see note 2(x).

Net cash used in operating activities for the year ended December 31, 2018 was $6,416,000, compared to net cash used by operating activities of $1,983,000 during the year ended December 31, 2017, an increase of $4,433,000. The increase was primarily due to a major decrease in trade payables as well as employees and related accruals in 2018 in comparison to an increase in similar items in 2017.

Net cash used in investing activities during the year ended December 31, 2018, was $1,519,000 compared to $1,528,000 during the year ended December 31, 2017.

Net cash provided by financing activities during the year ended December 31, 2018, was $8,636,000, and consisted mainly of loans from Fortress and issuance of share equity, compared to $2,793,000 during the year ended December 31, 2017, which consisted mainly of loans from related parties.

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

Revenue Recognition

The Company and its subsidiaries generate their revenues from the sale of products, licensing, maintenance, royalties and long term contracts (including training and installation).

Effective January 1, 2018, the Company adopted Financial Accounting Standards Board (“FASB”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 was applied using the modified retrospective method, therefore the cumulative effect of initially applying the revenue standard is recognized as an adjustment to opening retained earnings at January 1, 2018. Accordingly, comparative periods have not been adjusted and continue to be reported under FASB ASC Topic 605, Revenue Recognition (“ASC 605”).

Upon adoption of ASC 606, the Company identified a change in the Company’s revenue recognition policies related to combined license and maintenance sales, as noted within the Company’s Safend contracts. Under ASC 605, revenue for these contracts was recognized over the life of the contract. In accordance with ASC 606, license revenue is recognized upon delivery while maintenance is recognized over the life of the contract. As a result of applying the new standard, the Company will recognize a cumulative effect adjustment to Retained Earnings as of January 1, 2018 in the amount of $257,000.

Aside from its combined license and maintenance sales, no other changes were identified to the characteristics of the Company’s other revenue recognition policies, other than the enhanced disclosure regarding revenue recognition, including disclosures of revenue streams, performance obligations, variable consideration and the related judgments and estimates necessary to apply the new standard.

We measure revenue based upon the consideration specified in the client arrangement, and revenue is recognized when the performance obligations in the client arrangement are satisfied. A performance obligation is a contractual promise to transfer a distinct service to the customer. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as, the customer receives the benefit of the performance obligation. Under ASC 606, revenue is recognized when a customer obtains control of promised services in an amount that reflects the consideration we expect to receive in exchange for those services. To achieve this core principal, the Company applies the following five steps:

1)           Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

2)            Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3)           Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer.

We evaluate whether a significant financing component exists when we recognize revenue in advance of customer payments that occur over time. For example, some of our contracts include payment terms greater than one year from when we transfer control of goods and services to our customers and the receipt of the final payment for those goods and services. If a significant financing component exists, we classify a portion of the transaction price as interest income, instead of recognizing all of the transaction price as revenue. We do not adjust the transaction price for the effects of financing if, at contract inception, the period between the transfer of control to a customer and final payment is expected to be one year or less.

4)            Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, the Company must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. Contracts that contain multiple performance obligations require an allocation of the transaction price based on management’s judgement.

5)           Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations either over time or at a point in time. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

Nature of goods and services

The following is a description of the Company’s goods and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each, as applicable:

Software Maintenance and Support Services Revenue

Software maintenance and support services contracts are sold in conjunction with the Company’s software products for its e-Govt, IoT and Connectivity, and Cyber Security segments. The contract terms for software maintenance and support span one to five years in length and provide customers with the rights to unspecified software product updates if and when available, online and telephone access to technical support personnel.

The Company recognizes revenue from fixed-price service and maintenance contracts using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts toward satisfying a performance obligation. We recognize revenue from maintenance and support services provided pursuant to the time elapsed under such contracts, as that is when our performance obligation to our customers under such arrangements is fulfilled.

Perpetual Software License Revenue

The Company generates revenue from the sales of perpetual software licenses for its Cyber Security and e-Gov segments, including sales for its Magna_DL, Magna_VL, Magna_Passport, and Magna_ID software products. The intellectual property rights for usage of these products are transferred to the customer at the time of purchase and the software does not require implementation services, ongoing maintenance and support, or other adaptions in order to maintain the license utility.

In arrangements where ongoing services are not essential to the functionality of the delivered software, the Company recognizes perpetual software license revenue when the license agreement has been approved and the software has been delivered. The Company can identify each party’s rights, payment terms, and commercial substance of the content. Where applicable, we identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the adjusted market assessment approach.

Annual Software License Revenue

The Company generates revenue from the sales of time-based software licenses for certain of its software products. The intellectual property rights for access to these products are transferred to the customer for contract terms of one year and the software requires ongoing maintenance, support, or other adaptations in order to maintain utility.

The Company recognizes revenue over time using the input method for its annual software licenses when ongoing services are determined to be essential to the functionality of the delivered software. The license along with the any customization services are transferred to our customers pursuant to the time elapsed under such contracts, as that is when our performance obligation to our customers under such arrangements is fulfilled.

System Design Revenue

System design revenue relate to services provided to governments and national agencies in the early stages of a new project including incumbent system data information extraction, customer interviewing and specification mapping, architecture and software design, secure credential design, project management and planning, data migration design, project operation planning, training, assimilation, and operational processes optimization for the Company’s e-Gov and IoT solutions.

The Company recognizes revenue from its system design services using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. We recognize revenue from system design services provided pursuant to time-and-materials based contracts as the services are performed, as that is when our performance obligation to our customers under such arrangements is fulfilled. Where applicable, we identify multiple performance obligations and record revenue as the performance obligations are fulfilled based on the expected cost plus a margin approach.

Implementation and System Deployment Revenue

Implementation and system deployment revenue relate to services provided to governments and national agencies typically after the design stage is concluded including infrastructure setup and deployment, software and chip design development, software customizations, purchase, and deployment of hardware and necessary system components, system integration and implementation, process engineering, customer training, system quality assurance testing, load balancing and local environment optimizations, and operational system launch for the Company’s e-Gov and IoT solutions.

The Company recognizes revenue from its implementation and system deployment services using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. We recognize revenue from implementation and system deployment services provided pursuant to time-and-materials based contracts as the services are performed, as that is when our performance obligation to our customers under such arrangements is fulfilled. Where applicable, we identify multiple performance obligations and record revenue as the performance obligations are fulfilled based on the residual approach.

Procurement of Secure Document Consumables Revenue

The Company procures secure document consumables for its e-Gov government customers which are needed to issue secure documents after a project deployment is complete and a system is actively running and operational. These consumables are manufactured at secure printing facilities utilizing proprietary and customized designs, which the Company has developed during the project design stage, to provide multiple layers of security preventing falsification of documents. These consumables include base card stock, security laminates, holograms, passive RFID chip inlays, passport booklets, secure chip cards, and various other secure credentialing necessities.

The Company recognizes revenue on procurement of secure document consumables products when the customer has control of the product, which is determined to be at the point in time when the products are delivered. Where applicable, we identify multiple performance obligations and record revenue as the performance obligations are fulfilled based on their stated prices within the contract.

Wireless & RFID Products Revenue

The Company’s wireless products include solutions for carrier Wi-Fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events which enhance productivity and performance. The Company’s RFID products include asset tags which provide real-time asset loss prevention, inventory management, and personnel/asset tracking and vehicle tags which provide long-range vehicle ID for parking and fleet management, access control, asset loss prevention at airports, gated communities, truck and bus terminals, employee parking lots, hospitals, industrial facilities, railroads, mines and military installations.

The Company recognizes revenue on wireless and RFID products when the customer has control of the equipment, which is determined to be at the point in time when the products are shipped. Where applicable, we identify multiple performance obligations and record revenue as the performance obligations are fulfilled based on their stated prices within the contract.

Electronic Monitoring Services Revenue

Electronic monitoring services represent fees the Company collects through the sale or rental of its PureSecurity Suite of products, which include the PureMonitor, PureTrack, PureTag, PureCom, PureBeacon, and SCRAM devices. These devices identify, track, and monitor people or objects in real time through the Company’s GPS monitoring, home monitoring, and alcohol tracking solutions.

The Company recognizes revenue on the sale of electronic monitoring products when the customer has control of the equipment, which is determined to be at the point in time when the products are shipped. For devices which are rented and for electronic monitoring services provided, we recognize revenue pursuant to the time elapsed for such contracts, as that is when our performance obligation to our customers under such arrangements is fulfilled. Our customers typically pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Treatment Services Revenue

Treatment services revenue is an extension of the Company’s electronic monitoring services. We provide individuals who have completed or are near the end of their sentence with the resources necessary to productively transition back into society. Through our daily reporting centers, we provide criminal justice programs and reentry services to help reduce recidivism which include case management, substance abuse education, vocational training, parental support, employment readiness and job placement. These activities are considered to be a bundle of services which are a part of a series of distinct services recognized over time.

The Company recognizes revenue from its treatment services using the input method of accounting. Under the input method, revenue is recognized revenue on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. We recognize revenue from treatment services provided pursuant to time-and-materials based contracts as the services are performed, as that is when our performance obligation to our customers under such arrangements is fulfilled. Where applicable, we identify multiple performance obligations and record revenue as the performance obligations are fulfilled based on the using the expected cost plus a margin approach.

Professional Services Revenue

The Company offers professional services for the Company’s Cyber Security software products, which includes an on-site / remote visit by a specialist technician to assist with installation, deployment and configuration.

The Company recognizes revenue from professional services upon completion of the service performed for the customer. As these services are completed during a single onsite visit, revenue is recognized at the point in time of such onsite visit.

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2018
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$70	$4,746	$4,816
European countries	723	2,125	266	3,114
South America	-	174	1,105	1,279
United States	935	9,517	-	10,452
Israel	1,366	148	-	1,514
APAC	271	436	-	707
Total revenue	$3,295	$12,470	$6,117	$21,882

Timing of revenue recognition
Products and services transferred over time	$1,084	$11,102	$3,999	$16,185
Products transferred at a point in time	2,211	1,368	2,118	5,697
Total revenue	$3,295	$12,470	$6,117	$21,882

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations totals $5.8 million. The Company expects approximately 68% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 32% recognized thereafter.

We apply the practical expedient in paragraph ASC 606-10-50-14 and do not disclose information about remaining performance obligations that have original expected durations of one-year or less. We apply the transition practical expedient in paragraph ASC 606-10-65-1(f)(3) and do not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when we expect to recognize that amount as revenue. Additionally, applying the practical expedient in paragraph ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts (i.e., commissions) as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one-year or less.

With respect to our e-Gov business, In some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis, for the year 2017 and 2018 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $4,747,000 and $2,341,000 at December 31, 2018 and 2017, respectively.

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

In December 2013, we completed a follow-on public offering of 3,450,000 of our ordinary shares and received net proceeds of $12,043,000. We used $8.800.000 of such proceeds to fund our acquisition of the SmartID division of OTI on December 26, 2013. We use the remaining proceeds for finance our operating activities, especially to accelerate the sales and marketing and research and development efforts.

During the three years ended December 31, 2018, 2017 and 2016, our capital expenditures totaled approximately $1,456,000, $1,468,000, and $1,887,000 (not including our acquisition of the LCA, Safend, Alvarion, the PowaPOS assets), respectively.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID division, and Alvarion Ltd.

C.	Research and Development

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2018, the number of employees in our research and development activities was 36. We spent $5,963,000 (out of which $1,173,000 were capitalized as cost of software to be sold), $8,405,000 (out of which $1,167,000 were capitalized as cost of software to be sold), and $8,205,000 (out of which $1,487,000 were capitalized as cost of software to be sold), in 2018, 2017 and 2016, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT, e-Gov, and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	34	34	-	-	-
Operating lease obligations	787	428	359	-	-
Total contractual cash obligations	$821	462	359	-	-

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors as of December 2, 2019:

Name	Age	Position
Arie Trabelsi	61	Director& CEO
Menachem Mirski	63	Independent Director (1) (2)(3)
Avi Ayash	46	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	61	Independent Director (1)(2)(3)

(1)	“Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

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

Shoshana Cohen Shapira, is an Advocate, Notary and Mediator with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law including taxes.  She is the owner of a legal practice with office in Zichron Yaacov, Israel.  Mrs. Cohen Shapira holds a LLM degree from the Hebrew University of Jerusalem.

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

Executive Officers and Key Employees

Our executive officers and certain key employees as of December 10, 2019 are:

Name	Age	Position
Arie Trabelsi*	62	President, Chief Executive Officer
Barak Trabelsi*	33	Vice President, IoT
Galit Gilo*	62	Vice President, Land and GIS
Ordan Trabelsi	34	President, SuperCom Inc. and LCA.
Gil Alfi*	47	Vice President Sales, Safend Ltd

* Executive officer

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

Galit Gilo. Mrs. Galit Gilo  joined SuperCom Group in 2015 as GIS and Land director. Until joining us, Mrs. Galit Gilo served as the GM of Sivan Design Nigeria where she personally served as the GM. Prior to that, she served as IT director of KIKA Israel. Mrs. Galit Gilo brings over more than 26 years of experience in computer engineering in GIS, finance, municipalities areas. She is an expert  in computer science. Mr. Galit Gilo holds Bsc. degree in Computer science from the Technion and  Ma degree  from the Tel-Aviv university.

Ordan Trabelsi. Mr. Trabelsi leads our business and operations in the Americas through his roles as President of SuperCom Inc. and Leaders in Community Alternatives, Inc. He has been with the company since May 2013 as the second US employee and grew the business in the USA to over $10 million in annual revenues and profitability. He has also lead numerous successful financings for the Company, including two public offerings. Trabelsi has experience in strategic merger and acquisition, financing and product strategies as well as technology expertise in security, cyber, mobile and internet networks technologies. Mr. Trabelsi holds a BSc. degree in Software and Electrical Engineering from the Technion - Israel Institute of Technology, and an M.B.A. degree from the Columbia University Business School, New York, both with distinction.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2018.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (10 persons)	$955,300	$79,500

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2018 was approximately $955,300. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2018, we had set aside approximately $79,500 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,143 plus approximately $708 for every board or audit committee meeting attended.

As of December 31, 2018, our directors and executive officers as a group, then consisting of 9 persons, held options to purchase an aggregate of 96,000 ordinary shares, of which 33,000 were exercisable as of December 31, 2018, at an average exercise price of $4.63 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2018, as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Igor Merling CTO, e-Gov	180,012	-	62,185	242,197
Ad Attias Vice President, Cyber	148,629		-	148,629
Barak Trabelsi GM &Vice President, IoT	148,553	14,000	-	162.553
Billy Gurevich Chief Commercial Counsel	153,195	-	-	153,195
Gil Alfi Vice President Sales, Safend Ltd	161,833	71,781	-	233,614

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)	Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2018 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 12c to our audited consolidated financial statements for the year ended December 31, 2018.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Arie Trabelsi	Director	February 24, 2019	Next annual general meeting
Avi Ayash	Independent Director	December 8, 2011	December 8, 2019
Shoshana Cohen Shapira	Independent Director	February 24, 2019	February 23, 2022
Menachem Mirski	Independent Director	July 25, 2010	Next annual general meeting

Our Articles of Association provide that the number of directors may be determined from time to time by the board of directors, and unless otherwise determined, the number of directors comprising the board of directors will be between four and ten. Our board of directors is presently comprised of four members, two of whom were elected as external directors under the provisions of the Israeli Companies Law. Our Articles of Association provide that the majority of the directors appointed to the board of directors will be independent directors. Mrs. Shapira, Mr. Ayash and Mr. Mirski satisfy the applicable requirements for independence under our Articles of Association.

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

Under the Exchange Act and NASDAQ Stock Market listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and NASDAQ listing requirements. Our board of directors has determined that each of Mrs. Shapira and Mr. Ayash qualify as an “audit committee financial expert,” as defined in Item 407(d) (5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ Stock Market. Mrs. Shapira and Messrs. and Mirski are the members of our audit committee.

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee, whose role is to: (i) recommend to the board of directors a compensation policy for office holders, (ii) make recommendations to the shareholders once every three years on the approval of the continued validity of the compensation policy; (iii) recommend updates to the compensation policy from time to time and examine its implementation; (iv) determine whether to approve the terms of the service and employment of office holders that require the committee’s approval; and (v) exempt a related party transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee will consist of no fewer than three members, including all of our independent directors (who must constitute a majority of the members of the committee), with the remainder of the members of the compensation committee to be directors whose terms of service and employment were determined pursuant to the applicable regulations. The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee or participate in its meetings. We have established a compensation committee that is currently composed of Mrs. Shapira, Mr. Ayash and Mr. Mirski.

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

As of December 31, 2018, 2017 and 2016, we had 165, 215 and 246 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Research, Development & Operations	128	161	173
Marketing and Sales	18	29	36
Administration	19	25	37
Total	165	215	246

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Israel & Europe	82	128	148
United States	83	87	98
Total	165	215	246

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of December 1, 2019 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi(3)	4,582,212	28.13%

Menachem Mirski	—	—

Shoshana Cohen Shapira	—	—

All executive officers and directors as a group (8 persons)	4,615,212	28.34%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,285,944 ordinary shares issued and outstanding as of November 08, 2019.

(3)	Sigma Wave Ltd. is controlled by Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,582,212 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2018, 291,156 options were exercisable and 854,656 options were outstanding.

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

During 2017, we have not issued any options to purchase of our ordinary shares to our executive officers.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	331,660	4.03	416,432	4.24	487,432	5.12
Granted	568,500	2.00	-	-	67,833	2.82
Exercised	-	-	(20,000)	0.64	(8,383)	1.53
Canceled and forfeited	(45,504)	6.84	(64,772)	6.42	(130,500)	6.96
Outstanding at end of year	854,656	2.53	331,660	4.03	416,432	4.24
Exercisable at end of year	291,156	3.44	236,277	3.67	186,253	4.14

We recognized compensation expenses related to our share-based employee compensation awards of $256,000, $631,000, and $924,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2018	2017	2016
	$	$	$
Cost of revenues	116	217	266
Research and development expenses	54	155	207
Selling and marketing expenses	52	183	292
General and administrative expenses	34	76	159
	256	631	924

The options outstanding and exercisable as of December 31, 2018, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	661,008	8.34	1.77	84,940	105,508	1.78	0.54	84,940
3.00-5.00	151,648	5.34	4.15	-	148,648	5.42	4.17	-
7.00-10.00	42,000	6.75	8.75	-	37,000	6.75	8.75	-
18.75-22.00	-	-	-	-	-	-	-	-
	854,656	7.73	2.53	84,940	291,156	4.27	3.44	84,940

The total intrinsic value of options exercised during the years ended December 31, 2018, 2017 and 2016 was $0, $65,000, and $16,000, respectively, based on our company’s average stock price of $2.54, $3.27, and $3.77 during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2018 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2018	95,383	$6.84
Granted	568,500	$1.87
Vested	(54,879)	$3.93
Forfeited and canceled	(45,504)	$6.84
Non-vested at December 31, 2018	563,500	$1.90

As of December 31, 2018 and December 31, 2017, there was $994,000 and $277,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of November 8, 2019 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. As of November 8, 2019, 16,285,944 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Sigma Wave Ltd	4,582,812	28.13%

Ibex Investors LLC	1,989,068	12.21%

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options and warrants exercisable within 60 days of December 1, 2019, and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,582,812 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

Significant Changes in the Ownership of Major Shareholders

As of November 8, 2019, Ibex Investors beneficially owned 1,989,068 shares, or 12.21%, of our then outstanding ordinary shares

As of May 14, 2018, Ibex Investors beneficially owned 1,607,024 shares, or 10.74%, of our then outstanding ordinary shares

As of May 12, 2017, Ibex Investors beneficially owned 2,248,470 shares, or 15.08%, of our then outstanding ordinary shares

As of December 8, 2019, Heartland Advisors Inc. beneficially owned less than 5% of our then outstanding ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of November 8, 2019, there were approximately 27 record holders, of which 10 record holders holding approximately 74.5% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 73.1% of our outstanding ordinary shares as of such date).

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

As of December 31, 2018, we had accrued $171,000 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2018 ranged from NIS 10,000 up to NIS 9,336,000 and bore no interest. Currently, there are outstanding loans from Mrs. and Mr. Trabelsi in the amount $165,000.

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

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of November 8, 2019, we had 16,285,944 ordinary shares issued and outstanding.

Annual Stock Information

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on The NASDAQ Capital Market or the OTCQB Market, as applicable. All of the share price information provided below has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split effected on August 23, 2013.

Year	High	Low
2012	$0.85	$0.04
2013	$5.65	$0.30
2014	$13.78	$4.85
2015	$13.84	$4.46
2016	$5.25	$2.62
2017	$4.36	$2.17
2018	$3.92	$1.32

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ and the OTCQB market.

	High	Low
2017
First Quarter	$3.88	$2.50
Second Quarter	$3.19	$2.17
Third Quarter	$3.56	$2.66
Fourth Quarter	$4.36	$2.72

2018
First Quarter	$3.92	$2.73
Second Quarter	$2.88	$1.55
Third Quarter	$2.14	$1.71
Fourth Quarter	$1.81	$1.31

2019
First Quarter	$1.75	$1.38
Second Quarter	$1.49	$0.98
Third Quarter	$1.24	$0.59

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
June 2019	$1.24	$1.05
July 2019	$1.14	$1.02
August 2019	$1.10	$0.95
September 2019	$1.10	$0.70
October 2019	$0.80	$0.59
Through December 2, 2019	$0.72	$0.65

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are authorized to issue 28,000,000 ordinary shares par value NIS 0.25 per share, of which 16,285,944 ordinary shares were outstanding as of November 8, 2019.

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

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely reportable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2019 (23.0% in 2018, 24% in 2017; 25% in 2016).

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

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 641,880 (in 2018) (hereinafter “Surcharge Tax”).

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

This description does not address all the tax consequences that may be relevant to a U.S. Holder subject to special tax rules, including without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships or other pass-through, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders whose functional currency is not the U.S. Dollar; or

•	holders that actually or constructively own 10 percent or more of our voting shares.

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

The documents concerning our company that are referred to in this Annual Report may also be inspected at our offices located at 20Lincoln Street, Tel Aviv, Israel.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2017 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2018), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2018 net income of approximately $2.0 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2018 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified during management’s assessment were (i) a lack of sufficient internal accounting expertise to provide reasonable assurance that our financial statements and notes thereto are prepared in accordance with GAAP and (ii) a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company's ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Mirski and Mrs. Shapira, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act rules, and are independent in accordance with applicable Exchange Act rules. The relevant experience of each of them is summarized in Item 6A “Directors and Senior Management.”

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firms, Rosenberg Rich Baker Berman P.A. for 2018 and Kesselman & Kesselman a member firm of PricewaterhouseCoopers International for 2017. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2017	2018
Audit fees	$180,000	$185,000
Audit-related fees	$10,000	$5,000
Tax fees	$5,000	$0
Total	$195,000	$190,000

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

(a) On September 16th, 2019 the board of directors and the Company approved the replacement of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm and simultaneously the engagement of Rosenberg Rich Baker Berman P.A., as its new independent registered public accounting firm as of and for the year ended December 31, 2018. The change of auditors was mutually decided upon after Kesselman & Kesselman had declined to stand for re-election. As described below, the change in independent registered public accounting firm is not the result of disagreement with Kesselman & Kesselman regarding the financial statements issued.

The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, including the financial statements audited by Kesselman & Kesselman, was filed with the Securities and Exchange Commission on May 21, 2018 and, thus, Kesselman & Kesselman had concluded its required services to the Company for fiscal 2017, which is the only fiscal year that Kesselman & Kesselman provided services for.

Kesselman & Kesselman’s audit report on the financial statements for the year ended December 31, 2017 did not provide an adverse opinion or disclaimer of opinion to the Company’s financial statements, nor modify its opinion as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2017 and the subsequent interim period through September 16th, 2019, there were: (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Regulation S-K and the related instructions between the Company and Kesselman & Kesselman on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Kesselman & Kesselman’s satisfaction, would have caused Kesselman & Kesselman to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Regulation S-K except the internal control weakness of inadequate segregation of duties consistent with the Company's control objectives within its period-end financial reporting process as described in Item 15 above.

During the fiscal years ended December 31, 2016 and 2017 and the subsequent interim period through September 16th, 2019 neither the Company nor anyone on its behalf has consulted with Rosenberg Rich Baker Berman P.A. regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Rosenberg Rich Baker Berman P.A. concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(2)(iv)of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 16F(a)(2)(v) of Regulation S-K.

The Company has provided Kesselman & Kesselman with a copy of the disclosures in this Form 20-F and has requested that Kesselman & Kesselman furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”), stating whether it agrees with the statements made herein and if not, stating in what respects it does not agree. A copy of Kesselman & Kesselman’s letter, dated December 2, 2019, is filed as Exhibit 16.1 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules:

•	The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.

•	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information — Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.3	Agreement to Defer Bond Repayments between SuperCom Ltd. and Sigma Wave Ltd., dated March 30, 2011 (6)
4.4	Asset Purchase Agreement by and among On Track Innovations Ltd. and SuperCom Ltd., dated as of August 14, 2013 (7)
4.5	Form of Indemnification Letter (Statement of Exemption and Indemnification) (8)
4.6*†	Credit Agreement by and among SuperCom Inc., SuperCom Ltd., SuperCom IP LLC and DBFIPSCL LLC, dated as of September 6, 2018
8.1*	List of Subsidiaries
11.1	Code of Ethics (9)
12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte ToucheTomatsu
15.2*	Consent of Kesselman & Kesselman, A member firm of PricewaterhouseCoopers International Limited
16.1*	Letter from Kesselman & Kesselman, A member firm of PricewaterhouseCoopers International Limited related to Item 16F
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

(1)	Filed as Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189910, filed with the Securities and Exchange Commission on July 3, 2013, and incorporated herein by reference.

(2)	Filed as Exhibit 2 to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on August 22, 2013, and incorporated herein by reference.

(3)	Filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189810, filed with the Securities and Exchange Commission on July 3, 2013, and incorporated herein by reference.

(4)	Filed as Exhibit 4.2(a) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on May 9, 2012, and incorporated herein by reference.

(5)	Filed as Exhibit 4.2(b) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on May 9, 2012, and incorporated herein by reference.

(6)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on June 13, 2011, and incorporated herein by reference.

(7)	Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1/A, registration number 333-189810, filed with the Securities and Exchange Commission on August 26, 2013, and incorporated herein by reference.

(8)	Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189810, filed with the Securities and Exchange Commission on July 3, 2013, and incorporated herein by reference.

(9)	Filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008, and incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SuperCom Ltd. (the Company) as of December 31, 2018, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2018 the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2(x) to the financial statements, were audited by other auditors whose reports, dated May 21, 2018 and May 24, 2017, (June 7, 2018, as to Notes 2q, 2x, 6 and 14) expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2017 and 2016 consolidated financial statements to retrospectively apply the change in accounting for ASU 2016-18 Statement of Cash Flows, in 2017 and 2016, as discussed in Note 2(x) to the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2017 and 2016 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2017 and 2016 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Rosenberg Rich Baker Berman, P.A.
Rosenberg Rich Baker Berman, P.A.

We have served as the Company’s auditor since 2019.

Somerset, New Jersey

December 3, 2019

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of

SuperCom Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Supercom Ltd. and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”) before the effects of the adjustments to retrospectively apply the change in accounting for restricted cash as described in Note 2(x). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting for restricted cash as described in Note 2(x), present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America (the 2017 financial statements before the effects of the adjustments discussed in Note 2(x) are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting for restricted cash as described in Note 2(x) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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
A member of PricewaterhouseCoopers International Limited

We served as the company’s auditor from 2017 to 2018.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board and Shareholders of

SuperCom Ltd.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting for restricted cash discussed in Note 2x to the consolidated financial statements, the consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of SuperCom Ltd. and subsidiaries (the "Company") for the year ended December 31, 2016 (the 2016 consolidated financial statements before the effects of the adjustments to retrospectively apply the change in accounting for restricted cash discussed in Note 2x, are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the 2016 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting for restricted cash discussed in Note 2x to the consolidated financial statements, present fairly, in all material respects, the financial position of SuperCom Ltd. and subsidiaries at December 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As also discussed in Note 2x to the consolidated financial statements revenues and cost of revenue presented in the accompanying consolidated statements of operations, for the year ended December 31, 2016, have been separated to products and services in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting regarding the adoption of ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18) discussed in Note 2x to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/S/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

May 24, 2017, (June 7, 2018, as to Notes 2x, and 14)

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2018	2017
CURRENT ASSETS
Cash and cash equivalents	$1,639	$1,037
Restricted bank deposit	1,162	1,063
Trade accounts receivable, net of allowance for doubtful accounts of $4,747 and $2,341 as of December 31, 2018 and 2017, respectively (Note 15)	13,460	12,456
Other accounts receivable and prepaid expenses (Note 3)	951	2,698
Inventories, net (Note 4)	3,169	4,876
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	25,664	27,413

LONG-TERM ASSETS
Severance pay funds (Note 2.m)	361	319
Deferred tax long term	385	4,505
Property and equipment, net (Note 6)	843	1,218
Other Intangible assets, net (Note 7)	10,070	11,910
Goodwill	7,026	7,026
Other non-current assets	-	1,807
TOTAL LONG-TERM ASSETS	18,685	26,785

TOTAL ASSETS	44,349	54,198

CURRENT LIABILITIES
Short-term bank loans	-	738
Trade accounts payable	3,488	5,838
Employees and payroll accruals	2,773	4,910
Related parties (Note 13.c)	171	61
Accrued expenses and other liabilities (Note 8)	4,475	3,739
Deferred revenue	1,665	1,511
Short-term liability for future earn-out	971	1,163
TOTAL CURRENT LIABILITIES	13,543	17,960

LONG-TERM LIABILITIES
Long-term loan	9,624	-
Related parties (Note 13.d)	165	2,082
Deferred tax liability	-	49
Deferred revenues	836	668
Long-term liability for future earn-out	46	147
Accrued severance pay	585	585
TOTAL LONG TERM LIABILITIES	11,256	3,531

TOTAL LIABILITIES	24,799	21,491

Commitments and contingent liabilities (Note 9)

SHAREHOLDERS’ EQUITY (Note 12)
Ordinary shares, NIS 0.25 par value - authorized 28,000,000 shares, 16,126,237 shares issued and outstanding at December 31, 2018 and 14,958,339 shares issued and outstanding at December 31, 2017	1,110	1,026
Additional paid-in capital	84,399	82,157
Accumulated deficit	(65,959)	(50,476)
Total shareholders’ equity	$19,550	$32,707

Total liabilities and shareholders’ equity	44,349	54,198

The accompanying notes are an integral part of the consolidated financial statements.

(*) See note 2 regarding the adoption of ASU No. 2015-17, Income Taxes.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2018	2017	2016
Revenues
Products	8,516	19,396	7,631
Services	13,366	13,868	12,394
Total revenues	21,882	33,264	(*)20,025

Cost of revenues
Cost of products	4,952	11,132	8,537
Cost of services	8,791	9,219	8,924
Total cost of revenues	13,743	20,351	(*)17,461

Gross profit	8,139	12,913	2,564

Operating expenses:
Research and development	4,790	7,238	6,718
Sales and marketing	5,005	8,099	9,970
General and administrative	5,748	6,113	7,277
Other expense (income), net	2,271	(2,021)	713
Gain from bargain acquisition	-	-	(10,515)
Total operating expenses	17,814	19,429	14,163

Operating income (loss)	(9,675)	(6,516)	(11,599)

Financial expenses, net	(335)	(538)	(303)

Income (loss) before income taxes	(10,010)	(7,054)	(11,902)

Income tax benefit (expense)	(5,730)	393	(2,091)

Net income (loss)	$(15,740)	$(6,661)	$(13,993)

Net income (loss) per share:
Basic and Diluted	$(1.03)	$(0.45)	$(0.93)

Shares used in calculation of net income per share:
Basic and Diluted	15,232,155	14,938,943	15,048,812

The accompanying notes are an integral part of the consolidated financial statements.

(*) See note 2(x) Reclassifications

SUPERCOM LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share capital	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity
Balance as of January 1, 2016	15,493,615	1,053	83,201	(29,822)	54,432
Exercise of options and warrants	10,883	-	22	-	22
Treasury shares acquired	(566,159)	(29)	(2,632)	-	(2,661)
Stock based compensation	-	-	924	-	924
Net loss	-	-	-	(13,993)	(13,993)

Balance as of December 31, 2016	14,938,339	1,024	81,515	(43,815)	38,724
Exercise of options	20,000	2	11	-	13
Stock based compensation	-	-	631	-	631
Net loss	-	-	-	(6,661)	(6,661)

Balance as of December 31, 2017	14,958,339	1,026	82,157	(50,476)	32,707
Accumulated adjustment of adoption of ASC-606 (“Revenue From Contracts With Customers”)				257	257
Balance as of January 1, 2018	14,958,339	1,026	82,157	(50,219)	32,964
Issuance of share capital, net of issuance cost	1,167,898	84	1,986	-	2,070
Stock based compensation	-	-	256	-	256
Net loss	-	-	-	(15,740)	(15,740)

Balance as of December 31, 2018	16,126,237	1,110	84,399	(65,959)	19,550

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2018	2017	2016
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(15,740)	(6,661)	(13,993)

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	3,692	3,906	3,005
Stock-based compensation	256	631	924
Decrease (increase) in deferred tax	3,913	(389)	738
Capital gain on sale of property and equipment	-	(4)	-
Gain on bargain purchase	-	-	(10,515)
Decrease (increase) in trade receivables, net	(1,004)	(2,146)	5,797
Decrease (increase) in other accounts receivable and prepaid expenses	1,748	(2,005)	(1,000)
Decrease in inventories, net	1,707	616	372
Decrease in other assets, net	1,807	-	-
Increase (decrease) in trade payables	(2,069)	1,880	(79)
Increase)decrease) in employees and payroll accruals	(2,137)	1,962	323
Increase (decrease) in accrued severance pay	-	132	75
Decrease in advances from customer	-	-	-
Increase in accrued expenses and other liabilities, related parties and liability for earn-out	1,411	95	3,308

Net cash used in operating activities	(6,416)	(1,983)	(11,045)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(283)	(301)	(400)
Purchase of Intangible assets	(21)	(27)	(39)
Proceeds from sale of property and equipment	-	4	-
Capitalization of software development costs	(1,173)	(1,167)	(1,487)
Capitalization of Precontract costs	-	-	(203)
Acquisitions of subsidiaries, net of cash acquired	-	-	(3,514)
Acquisition of group of assets (non-business)	-	-	(1,174)
Decrease (Increase) in severance pay fund	(42)	(37)	(58)
Restricted bank deposits, net	-	*-	*-

Net cash used in investing activities	(1,519)	*(1,528)	*(6,875)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank loan, net	(738)	738	-
Related parties	(1 ,737)	2,082	-
Originator costs for long term Debt	(280)	-	-
Long-term Debt, Net	9,417	-	-
Treasury shares acquired	-	-	(2,661)
Capital Investment	2,070	-	-
Payment of liability for future earn-out in business combination	(96)	(40)	(2,191)
Proceeds from exercise of options and warrants, net	-	13	22
Net cash provided by (used in) financing activities	8,636	2,793	(4,830)

Increase (decrease) in cash, cash equivalents, and restricted cash	701	*(718)	*(22,702)
Cash, cash equivalents, and restricted cash - beginning of year	2,100	*2,818	*25,520

Cash, cash equivalents, and restricted cash - end of year	2,801	*2,100	*2,818

(*) See note 2(x) Reclassifications

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

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform (“MAGNA”). The Company sells its products through marketing offices in the U.S, Tanzania, Panama, Ecuador and Israel.

b.	Business Combination

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

As of December 31, 2018, the Company’s principal activities were conducted mainly through SuperCom Ltd, Alvarion Ltd, Prevision Ltd, Safend Ltd, SuperCom Inc. and LCA Inc.

c.	Concentration of risk that may have a significant impact on the Company:

In the year ended December 31, 2018, the Company derived 24% of its revenues from three major customers.

In the year ended December 31, 2017, the Company derived 50% of its revenues from five major customers.

In the year ended December 31, 2016, the Company derived 32% of its revenues from four major customers.

See also Note 14d.

d.	Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 2 years. As of and for the year ended December 31, 2018, the Company had an accumulated deficit of $65,959, and net cash used in operating activities of $6,416, compared to $1,983 for the year ended December 31, 2017.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2018, the Company had cash, cash equivalent and restricted cash and positive working capital of $2,801 and $12,121, respectively. Further, during 2018 and 2019, the Company was undergoing a merger optimization process to be a more efficient structure to operate through three new business segments, supported by common operation services. During the optimization process, the Company has reduced its expenses through the reduction in its headcount and overhead costs, that resulted in a reduction of operating expenses by 30%, between the years 2017 and 2018. Additionally, the Company secured financing of $20,000 during 2018, of which, $10,000 remains available to the Company to draw during the 12 months following the balance sheet date as needed. To date, the Company has used the proceeds borrowed from the secured financing (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

As a result of above mentioned credit facility, management’s plans, current cash flow position contracts with customers around the world, and current favorable trends in improving cash flow, the Company concluded that the initial conditions which raised concerns regarding the ability to fund its operation for the next 12 months have been alleviated

e.	Senior Secured Credit Facility

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility is set to mature on September 6, 2021 and bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments. At some point between May 1st, 2020 and November 1st, 2020 the Company is planned to start making monthly amortization payments towards the principal balance, with an estimated up to 60% of the principal to be paid via a bullet payment at the maturity date.

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.

In connection with the Credit Facility, the Investor received 25,000 warrants initially and an additional 75,000 warrants for amendments (the “Credit Facility Warrants”) and purchased 106,705 unregistered common shares at a share price of $1.87 from Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, are were set to be issued at a strike price at a premium to the then current market price.

As of December 31, 2018, the outstanding principal, including accrued interest, of the Credit Facility was $10,158. For the twelve months ended December 31, 2018, the Company had $9 of interest expense pertaining to the un-borrowed principal balance, the Unused Fee, $4 of which is accrued as of December 31, 2018.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances were eliminated upon consolidation. Profits from intercompany sales, not yet realized outside the group, were also eliminated.

d.	Cash and cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2018 and 2017.

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

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

years
Computers and peripheral equipment	3
Office furniture and equipment	5 - 17
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

i.	Intangible assets:

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

As of December 31, 2018, and 2017 no impairment losses were identified.

Acquisition-related intangible assets:

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, brand and patents, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related definite lived intangible assets are reported at cost, net of accumulated amortization.

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

For the years ended December 31, 2018 and 2017 the Company performed an annual impairment analysis and no impairment losses have been identified.

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

Under management decision, the patents acquired under Alvarion Ltd. and Safend Ltd. acquisitions during 2016, were not intended for internal use by the Company, and thus accounted for as Long lived assets held for sale. During 2017 and 2018, following management decision, the Company elected to enter into engagements with several brokers for the purpose of marketing and sale of those patents. Realization costs of the patents are immaterial.

For the years ended December 31, 2018 and 2017 the Company did not identify any triggers for impairment.

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

Severance expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $754, $860 and $876, respectively.

n.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, licensing, maintenance, royalties and long term contracts (including training and installation).

Effective January 1, 2018, the Company adopted Financial Accounting Standards Board (“FASB”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 was applied using the modified retrospective method, therefore the cumulative effect of initially applying the revenue standard is recognized as an adjustment to opening retained earnings at January 1, 2018. Accordingly, comparative periods have not been adjusted and continue to be reported under FASB ASC Topic 605, Revenue Recognition (“ASC 605”).

Upon adoption of ASC 606, the Company identified a change in the Company’s revenue recognition policies related to combined license and maintenance sales, as noted within the Company’s Safend contracts. Under ASC 605, revenue for these contracts was recognized over the life of the contract. In accordance with ASC 606, license revenue is recognized upon delivery while maintenance is recognized over the life of the contract. As a result of applying the new standard, the Company will recognize a cumulative effect adjustment to Retained Earnings as of January 1, 2018 in the amount of $257.

Aside from its combined license and maintenance sales, no other changes were identified to the characteristics of the Company’s other revenue recognition policies, other than the enhanced disclosure regarding revenue recognition, including disclosures of revenue streams, performance obligations, variable consideration and the related judgments and estimates necessary to apply the new standard.

We measure revenue based upon the consideration specified in the client arrangement, and revenue is recognized when the performance obligations in the client arrangement are satisfied. A performance obligation is a promise in a contract to transfer a distinct service to the customer. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as, the customer receives the benefit of the performance obligation. Under ASC 606, revenue is recognized when a customer obtains control of promised services in an amount that reflects the consideration we expect to receive in exchange for those services. To achieve this core principal, the Company applies the following five steps:

1)           Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

2)           Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3)           Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer.

We evaluate whether a significant financing component exists when we recognize revenue in advance of customer payments that occur over time. For example, some of our contracts include payment terms greater than one year from when we transfer control of goods and services to our customers and the receipt of the final payment for those goods and services. If a significant financing component exists, we classify a portion of the transaction price as interest income, instead of recognizing all of the transaction price as revenue. We do not adjust the transaction price for the effects of financing if, at contract inception, the period between the transfer of control to a customer and final payment is expected to be one year or less.

4)           Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, the Company must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. Contracts that contain multiple performance obligations require an allocation of the transaction price based on management’s judgement.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

5)           Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations either over time or at a point in time. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

Nature of goods and services

The following is a description of the Company’s goods and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each, as applicable:

Software Maintenance and Support Services Revenue

Software maintenance and support services contracts are sold in conjunction with the Company’s software products for its e-Govt, IoT and Connectivity, and Cyber Security revenue streams. The contract terms for software maintenance and support span one to five years in length and provide customers with the rights to unspecified software product updates if and when available, online and telephone access to technical support personnel.

The Company recognizes revenue from fixed-price service and maintenance contracts using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts toward satisfying a performance obligation. We recognize revenue from maintenance and support services provided pursuant to the time elapsed under such contracts, as that is when our performance obligation to our customers under such arrangements is fulfilled.

Perpetual Software License Revenue

The Company generates revenue from the sales of perpetual software licenses for its Cyber Security and e-Gov segments, including sales for its Magna_DL, Magna_VL, Magna_Passport, and Magna_ID software products. The intellectual property rights for usage of these products are transferred to the customer at the time of purchase and the software does not require implementation services, ongoing maintenance and support, or other adaptions in order to maintain utility.

In arrangements where ongoing services are not essential to the functionality of the delivered software, the Company recognizes perpetual software license revenue when the license agreement has been approved and the software has been delivered. The Company can identify each party’s rights, payment terms, and commercial substance of the content. Where applicable, we identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the adjusted market assessment approach.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Annual Software License Revenue

The Company generates revenue from the sales of time-based software licenses for certain of its software products. The intellectual property rights for access to these products are transferred to the customer for contract terms of one year and the software requires ongoing maintenance, support, or other adaptions in order to maintain utility.

The Company recognizes revenue over time using the input method for its annual software licenses when ongoing services are determined to be essential to the functionality of the delivered software. The license along with the any customization services are transferred to our customers pursuant to the time elapsed under such contracts, as that is when our performance obligation to our customers under such arrangements is fulfilled.

System Design Revenue

System design revenue relate to services provided to governments and national agencies in the early stages of a new project including incumbent system data information extraction, customer interviewing and specification mapping, architecture and software design, secure credential design, project management and planning, data migration design, project operation planning, training, assimilation, and operational processes optimization for the Company’s e-Gov and IoT solutions.

The Company recognizes revenue from its system design services using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. We recognize revenue from system design services provided pursuant to time-and-materials based contracts as the services are performed, as that is when our performance obligation to our customers under such arrangements is fulfilled. Where applicable, we identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the using the expected cost plus a margin approach.

Implementation and System Deployment Revenue

Implementation and system deployment revenue relate to services provided to governments and national agencies typically after the design stage is concluded including infrastructure setup and deployment, software and chip design development, software customizations, purchase, and deployment of hardware and necessary system components, system integration and implementation, process engineering, customer training, system quality assurance testing, load balancing and local environment optimizations, and operational system launch for the Company’s e-Gov and IoT solutions.

The Company recognizes revenue from its implementation and system deployment revenue using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. We recognize revenue from implementation and system deployment services provided pursuant to time-and-materials based contracts as the services are performed, as that is when our performance obligation to our customers under such arrangements is fulfilled. Where applicable, we identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the using the residual approach.

Procurement of Secure Document Consumables Revenue

The Company procures secure document consumables for its e-Gov government customers which are needed to issue secure documents after a project deployment is complete and a system in actively running and operational. These consumables are manufactured generally at secure printing facilities utilizing proprietary and customized designs, which the Company has developed during the project design stage, to provide multiple layers of security preventing falsification of documents. These consumables include base card stock, security laminates, holograms, passive RFID chip inlays, passport booklets, secure chip cards, and various other secure credentialing necessities.

The Company recognizes revenue on procurement of secure document consumables products when the customer has control of the product, which is determined to be at the point in time when the products are delivered. Where applicable, we identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on their stated prices within the contract.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Wireless & RFID Products Revenue

The Company’s wireless products include solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events which enhance productivity and performance. The Company’s RFID products include asset tags which provide real-time asset loss prevention, inventory management, and personnel/asset tracking and vehicle tags which provide long-range vehicle ID for parking and fleet management, access control, asset loss prevention at airports, gated communities, truck and bus terminals, employee parking lots, hospitals, industrial facilities, railroads, mines and military installations.

The Company recognizes revenue on wireless and RFID products when the customer has control of the equipment, which is determined to be at the point in time when the products are shipped. Where applicable, we identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on their stated prices within the contract.

Electronic Monitoring Services Revenue

Electronic monitoring services represent fees the Company collects through the sale or rental of its PureSecurity Suite of products, which include the PureMonitor, PureTrack, PureTag, PureCom, PureBeacon, and SCRAM devices. These devices identify, track, and monitor people or objects in real time through the Company’s GPS monitoring, home monitoring, and alcohol tracking solutions.

The Company recognizes revenue on the sale of electronic monitoring products when the customer has control of the equipment, which is determined to be at the point in time when the products are shipped. For devices which are rented and for electronic monitoring services provided, we recognize revenue pursuant to the time elapsed for such contracts, as that is when our performance obligation to our customers under such arrangements is fulfilled. Our customers typically pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Treatment Services Revenue

Treatment services revenue is an extension of the Company’s electronic monitoring services. We provide individuals who have completed or are near the end of their sentence with the resources necessary to productively transition back into society. Through our daily reporting centers, we provide criminal justice programs and reentry services to help reduce recidivism which include case management, substance abuse education, vocational training, parental support, employment readiness and job placement. These activities are considered to be a bundle of services which are a part of a series of distinct services recognized over time.

The Company recognizes revenue from its treatment services using the input method of accounting. Under the input method, revenue is recognized revenue on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. We recognize revenue from implementation and system deployment services provided pursuant to time-and-materials based contracts as the services are performed, as that is when our performance obligation to our customers under such arrangements is fulfilled. Where applicable, we identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the using the expected cost plus a margin approach.

Professional Services Revenue

The Company offers professional services for the Company’s Cyber Security software products, which includes an on-site / remote visit by a specialist technician to assist with installation, deployment and configuration.

The Company recognizes revenue from professional services upon completion of the service performed for the customer. As these services are completed during a single onsite visit, revenue is recognized at a point in time of such onsite visit.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2018
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$70	$4,746	$4,816
European countries	723	2,125	266	3,114
South America	-	174	1,105	1,279
United States	935	9,517	-	10,452
Israel	1,366	148	-	1,514
APAC	271	436	-	707
Total revenue	$3,295	$12,470	$6,117	$21,882

Timing of revenue recognition
Products and services transferred over time	$1,084	$11,102	$3,999	$16,185
Products transferred at a point in time	2,211	1,368	2,118	5,697
Total revenue	$3,295	$12,470	$6,117	$21,882

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance totals $5.8 million. The Company expects approximately 68% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 32% recognized thereafter.

We apply the practical expedient in paragraph ASC 606-10-50-14 and do not disclose information about remaining performance obligations that have original expected durations of one-year or less. We apply the transition practical expedient in paragraph ASC 606-10-65-1(f)(3) and do not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when we expect to recognize that amount as revenue. Additionally, applying the practical expedient in paragraph ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts (i.e., commissions) as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one-year or less.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.	Research and development costs and software development costs:

Research and development costs are expensed as incurred. Software development costs eligible for capitalization are accounted for in accordance with 985-20 Software — Costs of Software to be Sold, Leased or Marketed. Capitalization of software development costs for products to be sold to third parties begins upon the establishment of technological feasibility and ceases when the product is available for general release. Amortization is calculated and provided over the estimated economic life of the software, using the greater of (i) straight-line method or if applicable (ii) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product. Amortization commences when developed software is available for general release to clients.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2018, 2017, and 2016 financial statements.

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

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method.

The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 854,656, 351,056, and 333,526 for the years ended December 31, 2018, 2017 and 2016, respectively.

s.	Fair value of financial instruments:

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

The Company measures its earn-out liability at fair value (see also Note 11).

t.	Accounting for stock-based compensation:

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

The Company accounts for forfeitures as they occur.

u.	Treasury Shares:

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

v.	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers ("the Standard"). The Standard provides companies with a single model for recognizing revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The Standard is effective for annual and interim reporting periods beginning after December 15, 2017. Entities have the option of using either a full retrospective or modified retrospective approach for adopting this Standard. Under the modified approach, which the Company has elected, the Company has recognized the cumulative effect of initially applying the guidance with an adjustment to the opening balance of retained earnings in the 2018.

For its software license transactions - the Company had recognized revenue for the software license performance obligation upon delivery of the license to the customer, rather than ratably over the service period.

For the Company's long term contracts, which have been accounted for under the Percentage of Completion Method in 2017, the Company had evaluated the contract criteria pursue to ASC-606 guidelines and determined to continue to account for under Percent of Completion.

For those contracts for which it was determined that the performance obligation creates an asset with no alternative use and the Company has the right for payment to the work completed to date, revenue was recognized over time, in a manner similar to previous accounting. However, contracts which have been determined otherwise, revenue from those contracts would have been recognized at a point in time during the year and for some contracts the revenue had been deferred

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash (Topic 230) (ASU 2016-18), which requires the inclusion of restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18, have been adopted by the Company during the first quarter of 2018, using a retrospective transition method to each period presented. The adoption ASU 2016-18 was retrospectively applied to the Company’s consolidation cash flow statements for all period presented.

Lease

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for us on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required (which means prospectively with a cumulative adjustment to retained earnings for previous years effect), applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We expect to adopt the new standard on January 1, 2019 and use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We expect to elect the ‘package of practical expedients’, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. We expect to elect all of the new standard’s available transition practical expedients.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

We expect that this standard will have a material effect on our financial statements. While we continue to assess all of the effects of adoption, we currently believe the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on our balance sheet for our office operating leases; (2) providing significant new disclosures about our leasing activities.

On adoption, we currently expect to recognize additional operating liabilities, in the range of approximately $300 to $400, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for our existing operating leases.

The new standard also provides practical expedients for a company’s ongoing accounting. We currently expect to elect the short-term lease recognition exemption for some of our office leases and our vehicle leases. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities. This includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition.

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

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. The ASU amends the scope of modification accounting for share-based payment arrangements, and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The new guidance allows companies to make certain changes to awards without accounting for them as modifications. It does not change the accounting for modifications. The Company adopted ASU 2017-09 during the first quarter of 2018. There was no impact of the adoption of this standard on the Company's financial statements. During the years ended December 31, 2018, 2017 and 2016, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $256, $631, and $924, respectively

x.	Reclassifications

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Certain reclassifications, in accordance with the adoption of ASU 2016-15 and ASU 2016-18, have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no net effect on previously reported results of operations.

In addition other certain reclassifications had been made to the 2016 financial statement, including the separation of revenues and cost of revenue to products and services in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X, have been made to the prior year’ financial statements to conform to the current presentation. These reclassifications had no net effect on previously reported results of operations.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017
	$	$
Prepaid expenses	357	141
Advances to suppliers	187	211
Government institutions	97	118
Recovery of pre-acquisition receivable	-	1,384
Other	310	844

	951	2,698

NOTE 4:	INVENTORIES, NET

	December 31,
	2018	2017
	$	$
Raw materials, parts and supplies	1,105	1,707
Finished products	2,064	3,169

	3,169	4,876

As of December 31, 2018 and 2017, inventory is presented net of write offs for slow inventory in the amount of approximately $1,527 and $232, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	ACQUISITIONS

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

Intangible assets' depreciated cost amounted to $2,489 and $2,537 as of December 31, 2018 and 2017, respectively. Amortization cost amounted to $48, 56 and $61 in 2018,2017 and 2016, respectively.

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

Intangible assets' depreciated cost amounted to $2,054 and $2,528 as of December 31, 2018 and 2017, respectively. Amortization cost amounted to $474, and $618 and $619 in 2018, 2017 and 2016, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	ACQUISITIONS (cont.)

Purchase of PowaPOS’ assets and IP

On April 18, 2016, the Company acquired IP, Inventory and Receivable of PowaPOS, a division of POWA Technologies Ltd. PowaPOS provides a fully-integrated mobile and tablet-based system innovative POS platform. The asset’s acquisition’s consideration amounted to approximately $1,174. The assets acquired, at the acquisition date are IP in the amount $493, inventory in the amount of $543 and receivables in the amount of $138 Depreciated cost for the IP amounted to $159 as at December 31, 2018, the inventory was fully reserved as at December 31, 2018.

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

Depreciated cost amounted to $4,215 and $4,440 as at December 31, 2018 and 2017. Amortization cost amounted to $225, $225 and $140 in 2018, 2017 and 2016, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
	$	$
Cost:

Computers and peripheral equipment	2,732	2,629
Office furniture and equipment	819	774
Trade Equipment	42	35
Leasehold improvements	196	427
Equipment in lease	711	711
Vehicle	-	-
	4,500	4,576
Accumulated depreciation:
Computers and peripheral equipment	2,593	2,385
Office furniture and equipment	656	627
Trade Equipment	25	2
Leasehold improvements	20	139
Equipment in lease	363	205
Vehicle	-	-
	3,657	3,358
Depreciated cost	843	1,218

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016, were $651, $721, and $1,748, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 7:	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	December 31, 2018			December 31, 2017
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	8,734	6,117	2,617	8,734	4,987	3,747
IP & Technology	7,019	2,754	4,265	7,019	2,079	4,940
Capitalized software development costs	5,939	2,751	3,188	4,738	1,515	3,223
	21,692	11,622	10,070	20,491	8,581	11,910

Amortization expenses amounted to $3,041, $3,184 and $2,517 for the years ended December 31, 2018, 2017 and 2016 respectively.

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2018	2017
	$	$
Liabilities related with the Smart ID acquisition (see note 9 c1)	805	805
Accrued marketing expenses	223	647
Professional services	553	598
Facilities	305	351
Legal contingent liability	60	17
Legal service providers	709	207
Other accrued expenses	1,820	1,114
	4,475	3,739

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending between 2019 and 2022.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2019	$428
2020	180
2021	179
$787

Rent expenses amounted to $1,593, $2,065and $2,062 for the years ended December 31, 2018, 2017 and 2016, respectively.

b.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $819 as a part of the ongoing terms of the contracts with existing customers and for tenders.

2.	The Company has bank guarantees of up to NIS 1,024 ($273 as of December 31, 2018) to the owners of its offices leases in Herzliya.

3.	Under the Fortress Agreement, the Company recorded a fix floating charge on all of the Company’s assets in favor of the Fortress, limited in amount, in order to secure long-term loan granted by them in favor of the Company.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation:

(1)	As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements.

NOTE 10:	INCOME TAX

a.	Changes in Israeli corporate tax rates:

The regular corporate tax rate in Israel in 2018 is 23% (2017: 24% 2016: 25%

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

	December 31,
	2018	2017
	$	$
Operating loss carry forwards	15,426	16,322
Reserves and allowances	1,467	1,899

Net deferred tax assets before valuation allowance	16,893	18,221
Valuation allowance	(16,508)	(13,765)

Net deferred tax assets	385	4,456

Deferred income taxes consist of the following:
Domestic	12,662	11,931
Valuation allowance	(12,251)	(7,426)
Net deferred tax assets	411	4,505

Foreign	4,231	6,290
Valuation allowance	(4,257)	(6,339)
	(26)	(49)

As of December 31, 2018, the Company and its subsidiaries, have provided a valuation allowance of $16,508 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $385 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.	Carryforward tax losses:

As of December 31, 2018, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $33,177, and $15,603 respectively, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $15,326, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2018, SuperCom’s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $15,791 which expires in the years 2028 to 2037. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2012.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	INCOME TAX (cont.)

e.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2018	2017	2016
	$	$	$
Domestic	(9,556)	(6,215)	(9,634)
Foreign	(454)	(839)	(2,268)
	(10,010)	(7,054)	(11,902)

Substantially, all tax (expenses) benefits are as a result of changes in deferred taxes.

f.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2018	2017	2016
	$	$	$
Income (loss) before income tax, as reported in the consolidated statements of operations	(10,010)	(7,054)	(11,902)
Statutory tax rate in Israel	23%	24%	25%

Theoretical tax expense (benefit)	(2,302)	(1,693)	(2,976)
Current year carryforward losses and other differences for which a valuation allowance was recorded	1,195	-	-
Changes in valuation allowance	2,717	3,295	5,257
Gain from bargain purchase and non-recoverable withholding taxes	-	-	(1,516)
Changes in foreign currency exchange rate and other differences	139	(1870)	255
Changes in tax rate	2,091	414	828
Non-deductible expenses and other differences	1,890	(539)	243

Actual income tax expense (benefit)	5,730	(393)	2,091

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its earn-out liability at fair value. Earn-out liability is classified within Level 3 as the valuation inputs are based on inputs that are unobservable.

The measurement of earn-out liability is based on of the revenues derived from two businesses acquired: Alvarion and OTI, over a period of two and seven years following the acquisition dates, respectively. During the year ended December 31, 2018, the Company had an adjustment through the statement of operations of $247 mainly as a result of the updated revenue forecast for the OTI acquisition.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2018
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability *	451	-	-	451
Total financial liability	$451	-	-	$451

	December 31, 2017
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability *	698	-	-	698
Total financial liability	$698	-	-	$698

(*)	Excluding liability in the amount of $566 and $612 for the year ended December 31, 2018 and 2017, respectively, to former CEO of Prevision related to the acquisition agreement , which is not measured at fair value.

NOTE 12:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

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

During the year 2018, the Company issued options to purchase up to 568,500 shares to several employees of the Company. The options (fair value of which was estimated at $1061) have a weighted average exercise price of $2.00, and of such options, 0 were exercised and 13,000 were cancelled by the end of 2018.

2.	A summary of the Company’s stock option activity and related information is as follows:

	Year ended December 31
	2018		2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	331,660	4.03	416,432	4.24	487,432	5.12
Granted	568,500	2.00	-	-	67,833	2.82
Exercised	-	-	(20,000)	0.64	(8,383)	1.53
Canceled and forfeited	(45,504)	6.84	(64,772)	6.42	(130,500)	6.96
Outstanding at end of year	854.656	2.53	331,660	4.03	416,432	4.24
Exercisable at end of year	291,156	3.44	236,277	3.67	186,253	4.14

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	SHARE CAPITAL (Cont.)

The weighted average fair value of options granted during the year ended December 31, 2018 and 2016 was $1.87 and $6.2 per option, respectively.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2016 grants: risk-free rate of 1.61%, dividend yield of 0%, expected volatility factor of 219.29% and expected term of 3.25 years. The following weighted average assumptions were used for the 2018 grants: risk-free rate of 2.89% and 3.04%, dividend yield of 0%, expected volatility factor of 238% and 240% and expected term of 6.25 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its stock-based employee compensation awards were $256, $631, and $924 for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table summarizes the allocation of the stock-based compensation and warrants charge

	Year ended December 31,
	2018	2017	2016
	$	$	$
Cost of revenues	116	217	266
Research and development expenses	54	155	207
Selling and marketing expenses	52	183	292
General and administrative expenses	34	76	159

	256	631	924

The options outstanding and exercisable as of December 31, 2018, have been separated into ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	661,008	8.34	1.77	84,940	105,508	1.78	0.54	84,940
3.00-5.00	151,648	5.34	4.15	-	148,648	5.42	4.17	-
7.00-10.00	42,000	6.75	8.75	-	37,000	6.75	8.75	-
	854,656	7.73	2.53	84,940	291,156	4.27	3.44	84,940

The total intrinsic value of options exercised for the years ended December 31, 2018, 2017 and 2016 was $0, $65, and $16, respectively, based on the Company’s average stock price of $2.54, $3.27, and $3.77, during the years ended on those dates, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	SHARE CAPITAL (Cont.)

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2018 and changes during the year ended December 31, 2018 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested as of December 31, 2017	95,383	6.84
Granted	568,500	1.87
Vested	(54,879)	3.93
Forfeited and canceled	(45,504)	6.84
Non-vested as of December 31, 2018	563,500	1.90

As of December 31, 2018, there was $994 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 3.88 years.

d.	Private placements and warrants:

A summary of the Company’s warrants activity to investors, to settle obligation to service providers, and related information is as follows:

	Year ended December 31,
	2018		2017		2016
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	-	-	-	-	4,000	20.00
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Canceled and forfeited	-	-	-	-	(4,000)	20.00
Outstanding at end of year	-	-	-	-	-	-
Exercisable at end of year	-	-	-	-	-	-

e.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	RELATED PARTY TRANSACTIONS

a.	On July 25, 2010, the board of directors of the Company elected Mrs. Tsviya Trabelsi to serve as Chairman. Mrs. Trabelsi is an officer at Sigma Wave Ltd., which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer. On May 12, 2011, the special general meeting approved a service agreement with Mrs. Trabelsi whereby she will receive a monthly fee equal to 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company will bear all reasonable costs and expenses incurred by the Chairman in connection with her services and provide her with an automobile. On December 12, 2011, Mrs. Tsviya Trabelsi resigned effective immediately and the board of directors of the Company approved the appointment of Mr. Arie Trabelsi as its new Chairman, effective December 12, 2011. On December 27, 2012, the company’s shareholders at a general meeting of shareholders approved the reappointment of Mrs. Trabelsi as Chairman. On May 9, 2013, the general meeting of shareholders of the Company approved the same management services compensation for Mrs. Trabelsi as those approved in May 2011.

b.	Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

c.	As of December 31, 2018 and 2017, the Company accrued $110 and $61, respectively as expenses arising from related party management services.

d.	On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the chairman of the board and the CEO, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure loans that are given by them from time to time to the Company. As of December 31,2018, total loans were $165. These loans bear no interest and are not attached to any price index.

NOTE 14:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about segments:

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

e-Gov: Through the Company proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, the Company has helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands.

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

In 2017, the Company completed its merger optimization process and now reports the following segments:

(a) Cyber security, (b) IoT and (c) e-Gov.

As a result, all prior period information has been recast to reflect the new segment composition.

	Year ended December 31, 2018
	Cyber Security	IoT	e-Gov	Total
Revenues	3,295	12,470	6,117	21,882

Operating Income (loss)	(1,064)	(4,560)	(4,051)	(9,675)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	38	481	324	843

	Year ended December 31, 2017
	Cyber Security	IoT	e-Gov	Total
Revenues	3,768	11,264	18,232	33,264

Operating Loss	(734)	(2,911)	(2,871)	(6,516)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	110	623	485	1,218

	Year ended December 31, 2016
	Cyber Security	IoT	e-Gov	Total
Revenues	2,172	10,833	7,020	20,025

Operating Income (loss)	(590)	597	(11,606)	(11,599)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	127	727	784	1,638

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2018	2017	2016
Operating income (loss)
Total operating income (loss) of reportable segments	(9,675)	(6,516)	(11,599)
Financial expenses, net	(335)	(538)	(303)
Income (loss) before income taxes	(10,010)	(7,054)	(11,902)

b.	Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2018		2017		2016
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
Africa	4,816	-	9,713	-	5,681	-
European countries	3,114	-	2,482	-	1,211	-
South America	1,279	-	8,778	-	1,803	-
United States	10,452	169	9,921	107	9,888	122
Israel	1,514	674	1,309	1,111	724	1,516
APAC	707	-	1,034	-	675	-
Other	-	-	27	-	43	-

	21,882	843	33,264	1,218	20,025	1,638

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2018	2017	2016
	$	$	$
Raw materials and equipment	5,260	6,296	3,353
Electronic monitoring	5,930	5,535	4,437
Treatment programs	3,040	3,906	4,530
Maintenance, royalties and project management	7,652	17,527	7,705

	21,882	33,264	20,025

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2018	2017	2016
Customer A	6%	4%	6%
Customer B	12%	11%	5%
Customer C	-	10%	13%
Customer D	6%	4%	8%
Customer E	-	21%	-

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 15:	OTHER EXPENSE (INCOME), NET

	Year ended December 31,
	2018	2017	2016
	$	$	$
Doubtful debt provision	2,406	327	438
Change in liability for future earn-out	(247)	(593)	-
Recovery of pre-acquisition receivable	-	(1,384)	-
Other	112	(371)	275
Total other expense (income), net	2,271	(2,021)	713

Bad debt

The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2018	2017	2016
	$	$	$
Balance at beginning of period	2,341	2,014	1,576
Provision during the period	2,406	327	1,238
Doubtful account classified as bad debt	-	-	-
Reversal of allowance for doubtful account	-	-	(800)
Balance at end of period	4,747	2,341	2,014

NOTE 16:	FINANCIAL (EXPENSES) INCOME, NET

	2018	2017	2016
	$	$	$
Financial expenses:

Interest, bank charges and fees	(844)	(211)	(219)
Exchange differences, net	-	(327)	-
Unwind of discount earn out liability			(118)

Total financial expenses	(844)	(538)	(337)
Financial income:
Exchange differences, net	509	-	34

Total financial income	509	-	34

Total financial expenses, net	(335)	(538)	(303)

NOTE 17:	Subsequent Events

During 2019, a total of $4,000 gross was drawn on the Fortress Credit Facility.  Furthermore, subsequent to year end the company was not in compliance with certain covenants within the agreement.  The company has subsequently received a waiver of these breaches and in addition entered into an third amendment to the agreement to support the changing needs of the Company as described in Note 1e.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name:	Arie Trabelsi
Title:	Chief Executive Officer and acting Chief Financial Officer

Dated: December 3, 2019

87