Form 20-F
period 2019-12-31
SuperCom Ltd
filed 2020-11-27
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Ordinary Shares, par value NIS 0.25 per share: 16,214,218 (as of December 31, 2019)

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

We are comprised of three main Strategic Business Units (SBU) : e-Gov, IoT and Connectivity, and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands.

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System (LIS) .

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

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully-integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform. PowaPOS has been deployed in countries all over the world, and has been integrated by cloud-based POS software providers. We believe this technology will be a highly value-added solution to our secure payment customers around the world.

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“U.S. GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2019, was NIS 3.56 per $1.00.

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

D.	Exchange Controls	68
E.	Taxation	69
F.	Dividends and Paying Agents	73
G.	Statement by Experts	73
H.	Documents on Display	73
I.	Subsidiary Information	74

v

 PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

The following summary consolidated financial data for and as of the five years ended December 31, 2019 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the two years ended December 31, 2019 and  2018 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this Annual Report other than the change in the manner of how we present deferred income taxes as per ASU 2015-17 for which we have adjusted current and long-term deferred income tax classification.

Income Statement Data:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	16,475	21,882	33,264	20,025	28,340
Cost of revenues	10,127	13,743	20,351	17,461	10,446
Gross profit	6,348	8,139	12,913	2,564	17,894
Operating expenses:
Research and development	3,971	4,790	7,238	6,718	3,669
Selling and marketing	3,526	5,005	8,099	9,970	6,611
General and administrative	5,389	5,748	6,113	7,277	3,947
Other (income) expenses	1,635	2,271	(2,021)	713	2,174
Gain on bargain acquisitions	-	-	-	(10,515)	-
Total operating expenses	14,521	17,814	19,429	14,163	16,401
Operating income (loss)	(8,173)	(9,675)	(6,516)	(11,599)	1,493
Financial expenses, net	(3,289)	(335)	(538)	(303)	(277)
Income (loss) before income tax	(11,462)	(10,010)	(7,054)	(11,902)	1,216
Income tax (expense) benefit	(43)	5,730	393	(2,091)	(197)

Net income (loss)	(11,505)	(15,740)	(6,661)	(13,993)	1,019

Per Share Data:
Basic earnings(loss) per share	(0.71)	(1.03)	(0.45)	(0.93)	0.07
Diluted earnings(loss) per share	(0.71)	(1.03)	(0.45)	(0.93)	0.07

	2019	2018	2017	2016	2015
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents	1,210	1,639	1,037	1,708	22,246
Total Current Assets	23,147	25,664	27,413	21,120	45,443
TOTAL ASSETS	40,004	44,349	54,198	53,473	65,942
Total Current Liabilities	14,313	13,543	17,960	12,771	10,238
Total Long-term Liabilities	17,359	11,256	3,531	1,978	1,272
SHAREHOLDERS’ EQUITY	8,332	19,550	32,707	38,724	54,432

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although we are 6 years into the process of integrating the operations of the SmartID division of OTI, and over 4 years into the process of integrating the operations of Prevision, LCA, Safend, Alvarion and PowaPOS, realizing any of the anticipated benefits of these acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations, and the market price of our ordinary shares may decline as a result.

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

In the four year ended December 31, 2019, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our operating results.

In the year ended December 31, 2019, 7% of our consolidated net revenue is attributable to sales to one large customers.

In the year ended December 31, 2018 , 24%  of our consolidated net revenue was attributable to sales to four  large customers. While we expect to be less dependent on these customers in 2020 and in the future because of our expectation to secure more contracts from new customers, a substantial reduction in sales to, or loss of, any of the four customers would adversely affect our business unless we were able to replace the revenue received from those customers, which replacement we may not be able to find.

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

Although we had profitable operations in 3 of the last seven years  ended December 31, 2019, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. If we are unable to obtain adequate financing, when we require it, our business, financial condition and results of operations could be adversely affected. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Historically, we had profitable operations in three of the last seven years ended December 31, 2019 and have funded our business operations and capital expenditures primarily through equity and/or debt issuances (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

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

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2019 and 2018, approximately 45% and  52% , respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

War, terrorism, other acts of violence or natural or man-made disasters, including a global pandemic, may affect the markets in which the Company operates, the Company’s customers, the Company’s delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial conditions.

The Company’s business may be adversely affected by instability, disruption or destruction in a geographic region in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, food, fire, earthquake, storm or pandemic events and spread of disease (including the recent outbreak of the coronavirus commonly referred to as “COVID-19”). Such events may cause customers to suspend their decisions on using the Company’s products and services, make it impossible to attend or sponsor trade shows or other conferences in which our products and services are presented to customers and potential customers, cause restrictions, postponements and cancellations of events that attract large crowds and public gatherings such as trade shows at which we have historically presented our products, and give rise to sudden significant changes in regional and global economic conditions and cycles that could interfere with purchases of goods or services, commitments to develop new products. These events also pose significant risks to the Company’s personnel and to physical facilities, transportation and operations, which could materially adversely affect the Company’s financial results.

Risks Related to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	failing to meet in the financial projection or guidance

•	Actual and anticipated market volatility due to the Covid-19.

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

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

Sigma Wave Ltd., or Sigma, which is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband Mr. Arie Trabelsi, our President and CEO, is the beneficial owner of approximately 28.6% of our outstanding ordinary shares as of December 31, 2019. Such ownership interest gives Sigma the ability to influence our corporate affairs and to control our Company, including our management, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma may have influence over the outcome of most matters submitted to our shareholders, including the election of our directors, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

We have failed to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of Sarbanes-Oxley governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of Sarbanes-Oxley requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year. We have identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2019. Also, since 2011, uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to comply with their undertakings under those agreements pursuant to force majeure provisions in such agreements. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

The Company web address is SuperCom.com.

SEC maintain an internet site https://www.sec.gov/edgar.com, that contain reports and other statements, and other information regarding issuers that file electronically with the SEC

SuperCom Ltd. was incorporated in the State of Israel on July 4, 1988 pursuant to the provisions of the then-current Israeli Companies Ordinance. The legislative framework within which we now operate is the Israeli Companies Law, which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”).

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

On November 12, 2015, we acquired Prevision, an Israeli based cyber security company. We paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism for the next four years. The contingent consideration is subject to service provided by the seller to the company during the earn-out period and therefore is not part of the business combination, as of January 15, 2020 the seller does not provide services to the Company and no contingent liability is outstanding.

On January 1, 2016 we acquired LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $2.9 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of stand-alone LCA management revenue projections, as of January  2020 the contingent earn-out is no longer exists.

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

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suit of wrist devices, connectivity, and controlling software, and  from 2012 we have been developing and enhancing our  next generation IoT suite; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

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

During the years ended December 31, 2019 and 2018 , we have invested, $4.0, and $4.8 million , respectively, in research and development. We anticipate that we will continue to invest up to 20% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 11 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including our employees and service providers located in the United States, Israel, and Philippines who sell and support our products in their regions. We are also represented by several independent representatives, resellers and distributors.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the two years ended December 31, 2019 (all amounts in thousands of dollars):

	Year ended December 31,
	2019	2018
Africa	$1,468	4,816
Europe	3,948	3,114
South and center America	30	1,279
United States	9,059	10,452
Israel	1,401	1,514
Asia Pacific	569	707
Total	$16,475	21,882

As part of the Company’s decision to switch from one technology segment, e-government, into three separate technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the two years ended December 31, 2019 (all amounts in thousands of dollars):

	Year ended December 31,
	2019	2018
e-Gov	$1,925	6,117
IoT	11,664	12,470
Cyber Security	2,886	3,295
Total	$16,475	21,882

The following table provides a breakdown of total revenue by products and services for the two years ended December 31, 2019 (all amounts in thousands of dollars):

	Year ended December 31,
	2019	2018
Revenues
Products	$4,455	8,516
Services	12,020	13,366

Total revenues	$16,475	21,882

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

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that Guidance (G4S), Attenti Monitoring, STOP (Securus), Omnilink (Sierra Wireless), Sentinel, BI (GeoGroup), Buddi, and Track Group are our potential competitors with respect to our IoT products and solutions. We believe that Face Technologies, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Gemalto, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-Gov products and solutions market. We believe that McAfee (Intel Security), Symantec, Sophos, and Trend Micro are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our e-Gov, IoT, and Cyber Security products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom. We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for PureRFid® , SuperCom ® , Vuance® , EduGate® , and “Vuance Validate your World” ® and have applied for trademarks for PureMonitorTM , PureComTM , PureTagTM , PureTrackTM, SmartIDTM , MAGNA TM and PureArrestTM.

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

The following reflects our active subsidiaries and affiliates as of November 27, 2020:

SuperCom Inc.- wholly owned

SuperCom Inc., incorporated in Delaware, is responsible for our sales, marketing and support in the United States, and wholly owns its subsidiary, LCA.

Leaders in Community Alternatives, Inc. (“LCA”) - wholly owned

LCA, incorporated in California, was acquired by us on January 1, 2016, and provides electronic monitoring and community-based services under contracts with various government agencies.

SuperCom Slovakia A.S. (“SuperCom Slovakia”) – 60% owned

SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. While we have a 66% ownership interest in SuperCom Slovakia, our voting power in SuperCom Slovakia is 50%. The company has no activity.

Safend Ltd. - wholly owned

Safend Ltd., incorporated in Israel, was acquired on March 13, 2016, and is a global data security company with a broad range of competitive and well-known encryption and data protection solutions.

Prevision Ltd. - wholly owned

Prevision Ltd., incorporated in Israel, was acquired on November 12, 2015, and is an international provider of Cyber Security services and solutions.

Alvarion Technologies Ltd. - wholly owned

Alvarion Ltd., incorporated in Israel, was acquired on May 18, 2016, and is a global provider of wireless broadband products and wi-fi networks

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 1,035 square meters of office and warehousing premise in Tel Aviv, Israel under a new lease started pm June 1st expiring on August 30, 2020 with an option for 10 month extension. According to the agreement, the monthly fee (including management fees) is approximately $28,000.

We lease approximately 1,200 square meters of office premise in California for our U.S. subsidiary, LCA Inc.

We do not lease any facilities for any other subsidiary or our branch.

Our total annual rental fees, for 2019  and 2018 were $1,133,000 and $1,593,000 ,  respectively.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

2019 was a year of important developments for the Company, as we continued to optimize the operational structure of the Company including the 2016 acquired businesses and unlock cost synergies among the operating units. Investment in R&D continued to enhance our product offerings and competitive standing among our target markets. The optimized restructured corporation generated numerous new opportunities and project wins in our target markets, but required us to use resources in many cases that have yet to yield income to the group as part of multi-year government sale and project deployment life cycles. We believe that comparing between 2019 and 2018  cannot be done effectively without understanding the changes and the restructuring efforts invested.

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services, differ from agreement to agreement.

We generate a portion of our revenues from existing e-Gov, IoT, and Cyber Security long term services contracts, providing customers with cards’ raw materials, spare parts, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services and upon achievement of milestones as approved by our customers.

During 2016 we acquired Alvarion and Safend, which grew our suite of products from which we generate revenues. Revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

For the year 2019 our costs were affected by the attention of management to continue the optimization of the businesses we acquired during the 2016 as was described in the General section above.

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

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from year to year, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income.

Operating Results

The following table sets forth selected our consolidated income statement data for each of the two years ended December 31, 2019, expressed as a percentage of total revenues.

	2019	2018
Revenues	100%	100%
Cost of revenues	61.5	62.8
Gross profit	38.5	37.2
Operating expenses:
Research and development	24.1	21.9
Selling and marketing	21.4	22.9
General and administrative	32.7	26.3
Other expenses (income)	9.9	10.4
Total operating expenses	88.1	81.4
Operating income (loss)	(49.6)	(44.2)
Financial (expenses) income, net	(20.0)	(1.5)
Income (loss) before income tax	(69.6)	(45.7)
Income tax (expense) benefit	(0.3)	(26.2)
Net income (Loss)	(69.8)	(71.9)

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues

Our total revenues in 2019 were $16,475,000 compared to $21,882,000 in 2018, a decrease of 24.7%. The composition of revenues has changed during 2019 as follows:(i) the e-Gov segment revenue was $1,925,000 in comparison to $6,117,000 in 2018, a decrease of 68.5% which is mainly attributed to lack of new e-Gov contract deployment in 2019 , representing volatile project-based revenues which have been inherent in this segment, (ii) the IoT segment revenue was $11,664,000 in comparison to $12,470,000 in 2018, an decrease of 6.5% which is attributed to new contract wins and implementations in Europe and USA, and an increase in our recurring revenue from existing customers; (iii) the Cyber Security segment revenue was $2,886,000 in comparison to $3,295,000 in 2018, a decrease of 12.4% which is mainly attributed a decrease in our revenue from our consulting-based cyber offering.

Gross Profit

Our gross profit in 2019 was $6,348,000 compared to $8,139,000 in 2018, a decrease of 22%. The gross profit margin for 2019 was 38.5% compared to 37.2% in 2018. The decrease in our gross profit margin is mainly attributable to (i) a decrease in COGS as a result of cost optimization processes (ii) a change in the mix of revenues, (iii) a decrease of revenue from steady states e-Gov contracts which contributes higher than average gross margin, (iv) an increase in recurring revenue from multi-year IoT contracts with higher than average margins in the USA and Europe, offset by (v) decline in revenue of 24.7%.

Expenses

Our operating expenses decreased in 2019 to $14,521,000 from $17,814,000 in 2018, a decrease of 18.5%. The decrease in operating expenses was primarily due to (i) a decrease of 17.1% in research and development expenses, (ii) a decrease of 6.2% in general and administrative expenses mainly related to the significant decrease in our administration headcount, (iii) a decrease of 29.6% in sales and marketing expenses mainly related to the significant decrease in our sales and marketing headcount derived from sales force and network optimization.

Our research and development expenses decreased to $3,971,000 in 2019 from $4,790,000 in 2018, a decrease of 17.1%. The decrease in our research and development expenses was primarily due to decreased needs in developing our e-Gov, IoT and Cyber Security products, after significant progress and competitive advantages were developed through R&D investment in recent years.

Our general and administrative expenses decreased to $5,389,000 in 2017 from $5,748,000 in 2018, a decrease of 6.2%. The decrease in general and administrative expenses was primarily due to the process of optimization of the operating expenses of the four subsidiaries we acquired in 2016.

Other expense were $1,635,000 in 2019, compared to other expense of $2,271,000 in 2018. Other expenses in 2018 and 2019 represent mainly a provision of bad debt, related African government, amounted to 1,920,000 and  $2,406,000 respectively .

Financial (Expenses) Income, net

We had financial expenses, net of $3,289,000 in 2019 compared to $335,000 in 2018. Financial expenses consist primarily of bank fees related to bid and performance guarantees issued to our customers, exchange rate effect and loan interest expense on the outstanding loans. The increase in financial expenses was also due to (i) changes in the exchange rate of the NIS against the U.S. dollar in 2019 compare to 2018 and (ii) an interest fee of 1,281,000 on the loans mainly from Fortress in the full year of 2019 in comparison to only one  quarter of 2018.

Income Tax

We recorded a tax expense of $43,000 for the year ended December 31, 2019 compared to a tax expense of $5,730,000 in 2018, mainly due to reduction of tax assets valuation amounted to $5,987,000 in 2018.

Net Income

As a result of the factors described above, our net loss for the year ended December 31, 2019 was $11,505,000 compared to a net loss of $15,740,000 in 2018. The decrease is mainly related to the (i) 26.3% decrease in our cost of revenue and (ii) a decrease of 18.5% in operating expenses offset by; (i) 24.7% decrease in revenue. (ii) one time inventory write off of $1,527,000 in 2018, (iii) bad debt provision of $2,406,000 in 2018 vs. $1,920,000 and (iv) onetime tax assets reduction of 5,987,000 for the year ended December 31, 2018.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2018	0.8	8.1	(7.3)
2019	0.6	(5.0)	5.6

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2016, 24% in 2017, and 23% in 2018 and in 2019. For the years ended December 31, 2019 and 2018 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax. Our effective tax rate as for the year ended December 31, 2019 was 15.2%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of December 31, 2019, our cash and cash equivalents totaled $110,000, compared to $1,639,000 as of December 31, 2018. As of December 31, 2019, our restricted bank deposits totaled $1,100,000, related mainly to bid and performance guarantees and lease agreements.

As of December 31, 2019, the Company has accumulated deficit $77,464,000, and net cash used in operating activities of $7,237,000. In addition the Company has excess of current assets over current liabilities of $8,834,000.

During 2017 and until end of December 2019, the Company underwent a merger optimization process to a more cost-efficient structure which operates through three new business segments, supported by common operating services. Following the optimization process, for the year 2019 the Company has reduced its operating expenses by $3,293,000. The Company expects to reduce its expenses even further through reduction in its headcount and overhead costs, mainly throughout the year of 2020, including significant reduction of R&D expenses, given significant R&D investment in recent years helped launch successful core product suites and similar R&D investment levels are not currently needed. Additionally, the Company secured financing of $20,000 during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date as needed. The Company raised $3,000 in Private Offering in July 2020.  To date, the Company has used the proceeds from the secured financing and Private Placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

The Company believes that based on the above mentioned significant cost savings and expected growing cash stream from the Company’s current contracts with customers worldwide, it will generate positive cash flow from operating activities, and will be able to fund its operations for at least the next 12 months.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group provides the Company additional access to capital if needed.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2019	2018
	(in thousands)
Net cash used in operating activities	(7,660)	(6,416)
Net cash used in investing activities	(1,175)	(1,519)
Net cash provided by (used in) financing activities	7,244	8,636
Net increase(decrease) in cash and cash equivalents	(1,591)	701
Cash, cash equivalents and restricted cash at beginning of period	2,801	2,100
Cash, cash equivalents and restricted cash at end of period	1,210	2,801

Net cash used in operating activities for the year ended December 31, 2019 was $7,660,000, compared to net cash used by operating activities of $6,416,000 during the year ended December 31, 2018, an increase of $1,244,000. The increase was primarily due to a major increase in trade receivables in 2019 in comparison to an increase in similar items in 2018.

Net cash used in investing activities during the year ended December 31, 2019, was $1,175,000 compared to $1,519,000 during the year ended December 31, 2018.

Net cash provided by financing activities during the year ended December 31, 2019, was $7,244,000, and consisted mainly of loans from Fortress and  loans from related parties, compared to $8,636,000 during the year ended December 31, 2018, which consisted mainly of loans from Fortress.

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

Upon adoption of ASC 606, the Company identified a change in the Company’s revenue recognition policies related to combined license and maintenance sales, as noted within the Company’s Safend contracts. Under ASC 605, revenue for these contracts was recognized over the life of the contract. In accordance with ASC 606, license revenue is recognized upon delivery while maintenance is recognized over the life of the contract. As a result of applying the new standard, the Company had recognized a cumulative effect adjustment to Retained Earnings as of January 1, 2018 in the amount of $257,000.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2019
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,468	$1,468
European countries	690	2,801	457	3,948
South America	-	30	-	30
United States	753	8,306	-	9,059
Israel	1,271	130	-	1,401
APAC	172	397	-	569
Total revenue	$2,886	$11,664	$1,925	$16,475

Timing of revenue recognition
Products and services transferred over time	$1,124	$9,982	$1,089	$12,195
Products transferred at a point in time	1,762	1,682	836	4,280
Total revenue	$2,886	$11,664	$1,925	$16,475

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations totals $13.4 million. The Company expects approximately 22% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 78% recognized thereafter.

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

With respect to our e-Gov business, In some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis, for the year 2018 and 2019 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $6,667,000 and $4,747,000 at December 31, 2019 and 2018, respectively.

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

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2019, the number of employees in our research and development activities was 23. We spent $4,731,000 (out of which $760,000 were capitalized as cost of software to be sold) and  $5,963,000 (out of which $1,173,000 were capitalized as cost of software to be sold),  in 2019 and 2018, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT, e-Gov, and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	41	41	-	-	-
Operating lease obligations	386	386	-	-	-
Total contractual cash obligations	$427	427	-	-	-

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors as of June 30, 2020:

Name	Age	Position
Arie Trabelsi	61	Director& CEO
Menachem Mirski	63	Independent Director (1) (2)(3)
Oren Raoul De Lange	42	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	61	Independent Director (1)(2)(3)

(1)	“Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

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

Oren Raoul De Lange, is an Attorney, and a Certified Public Accountant , CPA in Israel with experience in US GAAP and IFRS,  as well as with various areas of law including commercial and taxes. Mr. De Lange had served in Ernst & Young, High Tech Sector & Israeli tax Department from 2015 until 2017, as well as a Director of Finance of Orbs Ltd since 2017 until January, 2020.  Mr. De Lange holds a LL.B and B.A degrees from the I.D.C Herzlia, Israel.

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

Executive Officers and Key Employees

Our executive officers and certain key employees as of November 27, 2020 are:

Name	Age	Position
Arie Trabelsi*	63	President, Chief Executive Officer
Barak Trabelsi*	35	Vice President, IoT
Galit Gilo*	63	Vice President, Land and GIS
Ordan Trabelsi	36	President, SuperCom Inc. and LCA.
Gil Alfi	50	Vice President Sales, Safend Ltd
Ethan Nash*	54	Vice President Finance
Jason Gilbert	54	Vice President Sales, Public Sector,

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

Ethan Nash. Mr. Nash joined SuperCom Group in 2020 as VP of finance . Until joining us, Mr. Nash served for 12 years as Chief Financial Officer at Alpha Bio Tec, a member of Danaher Group, a publicly traded Corporation, NYSE:DHR, where he personally oversee accounting, reporting(IFRS and US GAAP), FP&A, Taxes, and payroll.  Mr. Nash brings over more than 24 years of experience in accounting and financial management in global/international in private and publicly traded group. Mr. Nash is a Certified Public Accountant and holds B.A degree in Accounting and Economics from Tel Aviv University.

Gil Alfi. Mr. Alfi joined SuperCom Group in 2016 as VP Sales and Technology of Safend. Until joining us, Mr. Alfi served as Regional Sales Director at Safend where he personally served as Regional Sales Director in different regions in Europe and regions in Africa Prior to that, he served as Director of product management of different telco and wireless companies. Mr. Alfi brings over more than 18 years of experience in different technology companies as technology lead in different R&D teams.  Mr. Alfi holds B.Sc. degree in Computer Science & Mathematics and MSc degree in Computer Science from Bar-Ilan University.

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

Jason Gilbert. Mr. Gilbert  has extensive experience providing cutting edge technology solutions to the Government Sector.  Mr. Gilbert’s multi-faceted background includes the development and deployment of multiple Location and Biometric Verification technologies and financial service products.  Mr. Gilbert is an expert in the Government procurement process having led many successful efforts at the Federal, State and Local level.  Prior to SuperCom, Mr. Gilbert was the Vice President of Sales for Corrisoft, leading the sales, account management and training departments.  Mr. Gilbert has a MS in Information and Communication Science and BA in Telecommunications from Ball State University.  Mr. Gilbert proudly served his country as an Airborne Infantryman in the U.S Army.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2019.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (8 persons)	$672,412	$60,891

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2019 was approximately $672,412. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2019, we had set aside approximately $60,891 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,143 plus approximately $708 for every board or audit committee meeting attended.

As of December 31, 2019, our directors and executive officers as a group, then consisting of 8 persons, held options to purchase an aggregate of 54,000 ordinary shares, of which 34,000 were exercisable as of December 31, 2019, at an average exercise price of $1.34 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders and key employees during or with respect to the year ended December 31, 2019, as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Igor Merling CTO, e-Gov	180,075	-	-	180,075
Arkady Tachman R&D director, e-Gov	188,749	-	-	188,749
Barak Trabelsi GM &Vice President, IoT	178,188	-	-	178.188
Vadim Zelser CTO, Cyber	196,501	-	-	196,501
Gil Alfi Vice President Sales, Cyber	186,181	99,510	-	285,691

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)
Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2019 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 12c to our audited consolidated financial statements for the year ended December 31, 2019.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term

Arie Trabelsi	Director	February 24, 2019	2020 annual general meeting
Oren Raoul De Lange	Independent Director	March 28, 2020	March 28, 2023
Shoshana Cohen Shapira	Independent Director	February 24, 2019	February 23, 2022
Menachem Mirski	Independent Director	July 25, 2010	2020 annual general meeting

Our Articles of Association provide that the number of directors may be determined from time to time by the board of directors, and unless otherwise determined, the number of directors comprising the board of directors will be between four and ten. Our board of directors is presently comprised of four members, two of whom were elected as external directors under the provisions of the Israeli Companies Law. Our Articles of Association provide that the majority of the directors appointed to the board of directors will be independent directors. Mrs. Shapira, Mr.  De Lange and Mr. Mirski satisfy the applicable requirements for independence under our Articles of Association.

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

Under the Exchange Act and NASDAQ Stock Market listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and NASDAQ listing requirements. Our board of directors has determined that each of Mrs. Shapira and Mr. Ayash qualify as an “audit committee financial expert,” as defined in Item 407(d) (5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ Stock Market. Mrs. Shapira and Messrs. De Lange and Mirski are the members of our audit committee.

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee, whose role is to: (i) recommend to the board of directors a compensation policy for office holders, (ii) make recommendations to the shareholders once every three years on the approval of the continued validity of the compensation policy; (iii) recommend updates to the compensation policy from time to time and examine its implementation; (iv) determine whether to approve the terms of the service and employment of office holders that require the committee’s approval; and (v) exempt a related party transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee will consist of no fewer than three members, including all of our independent directors (who must constitute a majority of the members of the committee), with the remainder of the members of the compensation committee to be directors whose terms of service and employment were determined pursuant to the applicable regulations. The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee or participate in its meetings. We have established a compensation committee that is currently composed of Mrs. Shapira, Mr.  Oren Raoul De Lange and Mr. Mirski.

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

As of December 31, 2019  and  2018 , we had 109, and 165 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2019	Dec. 31, 2018
Research, Development & Operations	87	128
Marketing and Sales	12	18
Administration	10	19
Total	109	165

Over the past two years, the number of our employees by geographic area was as follows:

	Dec. 31, 2019	Dec. 31, 2018
Israel & Europe	48	82
United States	61	83
Total	109	165

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

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi(3)	4,588,212	28.13%

Menachem Mirski	—	—

Shoshana Cohen Shapira	—	—

Oren Raoul De Lange	—	—

All executive officers and directors as a group (8 persons)	4,604,462	28.14%

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

(2)	The percentages shown are based on 16,214,218 ordinary shares issued and outstanding.

(3)
Sigma Wave Ltd. is controlled by Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,588,212 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2019, 315,822 options were exercisable and 564,197 options were outstanding.

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

During 2017, we have not issued any options to purchase of our ordinary shares to our executive officers.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	854,656	2.53	331,660	4.03
Granted	-	-	568,500	2.00
Exercised	(47,644)	0.1	-	-
Canceled and forfeited	(242,815)	1.93	(45,504)	6.84
Outstanding at end of year	564,197	2.64	854,656	2.53
Exercisable at end of year	315,822	3.32	291,156	3.44

We recognized compensation expenses related to our share-based employee compensation awards of $144,000 and  $256,000 for the years ended December 31, 2019 and  2018 , respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2019	2018
	$	$
Cost of revenues	66	116
Research and development expenses	31	54
Selling and marketing expenses	29	52
General and administrative expenses	18	34
	144	256

The options outstanding and exercisable as of December 31, 2019, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2019	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2019	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	408,549	7.34	1.46	84,940	160,174	7.34	0.54	84,940
3.00-5.00	121,648	4.34	4.15	-	121,648	4.34	4.15	-
7.00-10.00	34,000	3.75	8.75	-	34,000	3.75	8.75	-
18.75-22.00	-	-	-	-	-	-	-	-
	564,197	6.41	2.16	84,940	315,822	5.71	2.82	84,940

The total intrinsic value of options exercised during the years ended December 31, 2019 and 2018  was $0 and $0, respectively, based on our company’s average stock price of $1.01 and $2.54 during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2019 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2019	563,500	$1.90
Granted	-	$-
Vested	(72,310)	$1.83
Forfeited and canceled	(242,815)	$1.99
Non-vested at December 31, 2019	248,375	$1.84

As of December 31, 2019 and December 31, 2018, there was $457,000 and $994,000 , respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of  December 31, 2019 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. 16,214,218 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Sigma Wave Ltd	4,588,212	28.13
Ibex Investors	1,989,068	12.21

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options and warrants exercisable within 60 days of June 30, 2020, and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,588,212 ordinary shares beneficially held by Sigma Wave Ltd. The address of Sigma Wave Ltd. is Tsufit 7, Caesarea, 38900, Israel.

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

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of December 31, 2019, there were approximately 25 record holders, of which 10 record holders holding approximately 78.4% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 76.9% of our outstanding ordinary shares as of such date).

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

As of December 31, 2019, we had accrued $305,000 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2019 ranged from $2,809 up to $2,662,470 and bore no interest.

During the year 2019, Mr. Ordan Trabelsi had provided, from time to time, loans to the Company. As of December 31,2019, the total were $116,000 .These loans bear no interest and are not attached to any price index

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of November 22, 2020, we had 18,778,812 ordinary shares issued and outstanding.

Annual Stock Information

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on The NASDAQ Capital Market or the OTCQB Market, as applicable. All of the share price information provided below has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split effected on August 23, 2013.

Year	High	Low
2012	$0.85	$0.04
2013	$5.65	$0.30
2014	$13.78	$4.85
2015	$13.84	$4.46
2016	$5.25	$2.62
2017	$4.36	$2.17
2018	$3.92	$1.32
2019	$1.75	$0.59

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ.

	High	Low
2017
First Quarter	$3.88	$2.50
Second Quarter	$3.19	$2.17
Third Quarter	$3.56	$2.66
Fourth Quarter	$4.36	$2.72

2018
First Quarter	$3.92	$2.73
Second Quarter	$2.88	$1.55
Third Quarter	$2.14	$1.71
Fourth Quarter	$1.81	$1.31

2019
First Quarter	$1.75	$1.38
Second Quarter	$1.49	$0.98
Third Quarter	$1.24	$0.59
Fourth Quarter	$0.80	$0.59

2020
First Quarter	$0.92	$0.37
Second Quarter	$3.09	$0.66

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
July 2020	$1.83	$1.23
August 2020	$1.64	$0.83
September 2020	$0.92	$0.71
October 2020	$1.15	$0.80
Through November 27, 2020	$0.94	$0.79

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are authorized to issue 28,000,000 ordinary shares par value NIS 0.25 per share, of which 18,788,812 ordinary shares were outstanding as of November 27, 2020.

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

While we have numerous contracts with customers, representatives, distributors and landlords, except as described in Item 4. Information on the Company – Business Overview – Key Customer Contracts we do not deem any such individual contract to be material contracts which are not in the ordinary course of our business

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2019 and 2018.

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

Companies

The real capital gain on the sale of securities by a company will be taxed at the corporate tax rate applicable during the year of sale.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2018 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2019), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2019 net income of approximately $1.7 million.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2019 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesse identified during management’s assessment was a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company's ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2019, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. De Lange and Mrs. Shapira, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act rules, and are independent in accordance with applicable Exchange Act rules. The relevant experience of each of them is summarized in Item 6A “Directors and Senior Management.”

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firms. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2019	2018
Audit fees	$155,000	$185,000
Audit-related fees	$65,000	$5,000
Tax fees	$-	$-
Total	$215,000	$190,000

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

(a) The Company approved the replacement of RRBB, , as the Company’s independent registered public accounting firm and the engagement of Halperin Ilanit, CPA (“HALPERIN”) , as its new independent registered public accounting firm as of and for the year ended December 31, 2019. The change of auditors was mutually decided upon. As described below,

The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018, including the financial statements audited by RRBB, was filed with the Securities and Exchange Commission on December 3 2019 and, thus, RRBB had concluded its required services to the Company for fiscal 2018.

RRBB’s audit report on the financial statements for the years ended December 31, 2018 did not provide an adverse opinion or disclaimer of opinion to the Company’s financial statements, nor modify its opinion as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2018, and the subsequent interim period through (dismissal date) there were: (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Regulation S-K and the related instructions between the Company and RRBB on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to RRBB’s satisfaction, would have caused RRBB to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2018 and the subsequent interim period through (dismissal date)   neither the Company nor anyone on its behalf has consulted with Halperin regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Halperin concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(2)(iv)of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 16F(a)(2)(v) of Regulation S-K.

The Company has provided RRBB with a copy of the disclosures in this Form 20-F and has requested that RRBB furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”), stating whether it agrees with the statements made herein and if not, stating in what respects it does not agree.

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

•
The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Certain Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information — Memorandum and Articles of Association”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.5	Form of Indemnification Letter (Statement of Exemption and Indemnification) (6)
8.1*	List of Subsidiaries
11.1	Code of Ethics (7)
12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Rosenberg Rich Baker Berman, P.A.
16.1*	Letter from Rosenberg Rich Baker Berman P.A. related to Item 16F
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

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

(7)
Filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008, and incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SuperCom Ltd. (the Company) as of December 31, 2019, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2019 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Halperin Ilanit
HALPERIN Ilanit, Certified Public Accountant

We have served as the Company’s auditor since 2020.
Tel Aviv, Israel

November 27, 2020

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

Somerset, New Jersey

December 3, 2019

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2019	2018
CURRENT ASSETS
Cash and cash equivalents	$110	$1,639
Restricted bank deposit	1,100	1,162
Accounts receivable, net of allowance for doubtful accounts of $6,667 and $4,747 as of December 31, 2019 and 2018, respectively (Note 14)	13,047	13,460
Other current assets (Note 3)	961	951
Inventories, net (Note 4)	2,646	3,169
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	23,147	25,664

LONG-TERM ASSETS
Severance pay funds	362	361
Deferred tax long term	510	385
Property and equipment, net (Note 5)	894	843
Other Intangible assets, net (Note 6)	8,065	10,070
Goodwill	7,026	7,026

TOTAL LONG-TERM ASSETS	16,857	18,685

TOTAL ASSETS	40,004	44,349

CURRENT LIABILITIES
Short-term loans and other	445	-
Accounts payable	3,541	3,488
Employees and payroll accruals	3,229	2,773
Related parties (Note 12.c)	305	171
Accrued expenses and other liabilities (Note 7)	4,667	4,475
Deferred revenue	1,332	1,665
Short-term liability for future earn-out	794	971
TOTAL CURRENT LIABILITIES	14,313	13,543

LONG-TERM LIABILITIES
Long-term loan (Note 1c)	14,187	9,624
Related parties (Note 12.c)	2,383	165
Deferred revenues	210	836
Long-term liability for future earn-out	-	46
Accrued severance pay	579	585
TOTAL LONG TERM LIABILITIES	17,359	11,256

TOTAL LIABILITIES	31,672	24,799

Commitments and contingent liabilities (Note 8)

SHAREHOLDERS’ EQUITY (Note 11)
Ordinary shares, NIS 0.25 par value - authorized 28,000,000 shares, 16,214,228 shares issued and outstanding at December 31, 2019 and 16,126,237 shares issued and outstanding at December 31, 2018	1,116	1,110
Additional paid-in capital	84,680	84,399
Accumulated deficit	(77,464)	(65,959)
Total shareholders’ equity	$8,332	$19,550

Total liabilities and shareholders’ equity	40,004	44,349

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31
	2019	2018
Revenues
Products	4,455	8,516
Services	12,020	13,366
Total revenues	16,475	21,882

Cost of revenues
Cost of products	2,425	4,952
Cost of services	7,702	8,791
Total cost of revenues	10,127	13,743

Gross profit	6,348	8,139

Operating expenses:
Research and development	3,971	4,790
Sales and marketing	3,526	5,005
General and administrative	5,389	5,748
Other expense, net	1,635	2,271
Total operating expenses	14,521	17,814

Operating loss	(8,173)	(9,675)

Financial expenses, net	(3,289)	(335)

Loss before income taxes	(11,462)	(10,010)

Income tax expense	(43)	(5,730)

Net loss	$(11,505)	$(15,740)

Net loss per share:
Basic and Diluted	$(0.71)	$(1.03)

Shares used in calculation of net income per share:
Basic and Diluted	16,149,597	15,232,155

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share capital	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity

Balance as of January 1, 2018	14,958,339	1,026	82,157	(50,476)	32,707
Accumulated adjustment of adoption of ASC-606 (“Revenue From Contracts With Customers”)				257	257
Balance as of January 1, 2018	14,958,339	1,026	82,157	(50,219)	32,964
Issuance of share capital, net of issuance cost	1,167,898	84	1,986	-	2,070
Stock based compensation	-	-	256	-	256
Net loss	-	-	-	(15,740)	(15,740)

Balance as of December 31, 2018	16,126,237	1,110	84,399	(65,959)	19,550
Exercise of options and warrants	87,991	6	14	-	20
Stock based compensation	-	-	144	-	144
Receivable on account of share purchase	-	-	58	-	58
Detachable warrants	-	-	65	-	65
Net loss	-	-	-	(11,505)	(11,505)

Balance as of December 31, 2019	16,214,228	1,116	84,680	(77,464)	8,332

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended	December 31
	2019	2018
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(11,505)	(15,740)

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	3,128	3,692
Stock-based compensation	144	256
Decrease (increase) in deferred tax	(125)	3,913
Decrease (increase) in accounts receivables, net	413	(1,004)
Decrease (increase) in other current assets	(10)	1,748
Decrease in inventories, net	523	1,707
Decrease (increase) in other assets, net	-	1,807
Increase (decrease) in accounts payables	53	(2,069)
Increase(decrease) in employees and payroll accruals	456	(2,137)
Decrease in accrued severance pay	(6)	-
Increase (decrease) in accrued expenses and other liabilities, related parties and liability for earnout	(731)	1,411

Net cash used in operating activities	(7,660)	(6,416)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(414)	(283)
Purchase of Intangible assets	(0)	(21)
Capitalization of software development costs	(760)	(1,173)
Decrease (Increase) in severance pay fund	(1)	(42)
Restricted bank deposits, net	-	-

Net cash used in investing activities	(1,175)	(1,519)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank loan, net	-	(738)
Related parties	2,218	(1 ,737)
Originator costs for long term Debt	-	(280)
Long-term Debt, Net	5,008	9,417

Receivable on account of share purchase	58
Capital Investment	-	2,070
Payment of liability for future earn-out in business combination	(60)	(96)
Proceeds from exercise of options and warrants, net	20	-
Net cash provided by (used in) financing activities	7,244	8,636

Increase (decrease) in cash, cash equivalents, and restricted cash	(1,591)	701
Cash, cash equivalents, and restricted cash - beginning of year	2,801	2,100

Cash, cash equivalents, and restricted cash - end of year	1,210	2,801

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

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of and for the year ended December 31, 2019, the Company had an accumulated deficit of $77,464, and net cash used in operating activities of $7,237, compared to $6,416 for the year ended December 31, 2018.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2019, the Company had cash, cash equivalent and restricted cash and positive working capital of $1,210 and $8,834, respectively. Further, during 2019 and 2020, the Company was undergoing a merger optimization process to be a more efficient structure to operate through three new business segments, supported by common operation services. During the optimization process, the Company has reduced its expenses through the reduction in its headcount and overhead costs, that resulted in a reduction of operating expenses by 19%, between the years 2018 and 2019. Additionally, the Company secured financing of $20,000 during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date as needed. The Company raised a gross amount of approximately $3,200 in a private equity placement in July 2020.  The Company has used the proceeds from the secured financing and Private Placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

As a result of above mentioned credit facility, management’s plans, current cash flow position contracts with customers around the world, and current favorable trends in improving cash flow, the Company concluded that the initial conditions which raised concerns regarding the ability to fund its operation for the next 12 months have been alleviated

c.	Senior Secured Credit Facility

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility is set to mature on September 6, 2021 and bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments.  On June 1st, 2021 the Company expects to start making partial monthly amortization payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at the maturity date, which the company expects to be amended to a date in 2022.

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

As of December 31, 2019, the outstanding principal, including accrued interest, of the Credit Facility was $14,687. For the twelve months ended December 31, 2019, the Company had $3 of interest expense pertaining to the un-borrowed principal balance, the Unused Fee.

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

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2019 and 2018.

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

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

years
Computers and peripheral equipment	3
Leased Products to Customers	5
Office furniture and equipment	5 - 17
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

i.	Intangible assets:

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

As of December 31, 2019, and 2018 no impairment losses were identified.

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

For the years ended December 31, 2019 and 2018 the Company performed an annual impairment analysis and no impairment losses have been identified.

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

Under management decision, the patents acquired under Alvarion Ltd. and Safend Ltd. acquisitions during 2016, were not intended for internal use by the Company, and thus accounted for as Long lived assets held for sale. During 2018 and 2019, following management decision, the Company elected to enter into engagements with several brokers for the purpose of marketing and sale of those patents. Realization costs of the patents are immaterial.

For the years ended December 31, 2019 and 2018 the Company did not identify any triggers for impairment.

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

Severance expenses for the years ended December 31, 2019 and 2018 amounted to $756 and $754, respectively.

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

Upon adoption of ASC 606, the Company identified a change in the Company’s revenue recognition policies related to combined license and maintenance sales, as noted within the Company’s Safend contracts. Under ASC 605, revenue for these contracts was recognized over the life of the contract. In accordance with ASC 606, license revenue is recognized upon delivery while maintenance is recognized over the life of the contract. As a result of applying the new standard, the Company had recognized a cumulative effect adjustment to Retained Earnings as of January 1, 2018 in the amount of $257.

Aside from its combined license and maintenance sales, no other changes were identified to the characteristics of the Company’s other revenue recognition policies, other than the enhanced disclosure regarding revenue recognition, including disclosures of revenue streams, performance obligations, variable consideration and the related judgments and estimates necessary to apply the new standard.

The Company measures revenue based upon the consideration specified in the client arrangement, and revenue is recognized when the performance obligations in the client arrangement are satisfied. A performance obligation is a promise in a contract to transfer a distinct service to the customer. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as, the customer receives the benefit of the performance obligation. Under ASC 606, revenue is recognized when a customer obtains control of promised services in an amount that reflects the consideration the Company expect to receive in exchange for those services. To achieve this core principal, the Company applies the following five steps:

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

The Company evaluates whether a significant financing component exists when the Company recognizes revenue in advance of customer payments that occur over time. For example, some of the Company contracts include payment terms greater than one year from when we transfer control of goods and services to the Company customers and the receipt of the final payment for those goods and services. If a significant financing component exists, the Company classifies a portion of the transaction price as interest income, instead of recognizing all of the transaction price as revenue. The Company does not adjust the transaction price for the effects of financing if, at contract inception, the period between the transfer of control to a customer and final payment is expected to be one year or less.

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

The Company recognizes revenue from fixed-price service and maintenance contracts using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts toward satisfying a performance obligation. The Company recognizes revenue from maintenance and support services provided pursuant to the time elapsed under such contracts, as that is when the performance obligation to the Company customers under such arrangements is fulfilled.

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

In arrangements where ongoing services are not essential to the functionality of the delivered software, the Company recognizes perpetual software license revenue when the license agreement has been approved and the software has been delivered. The Company can identify each party’s rights, payment terms, and commercial substance of the content. Where applicable, the Company identifies multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the adjusted market assessment approach.

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

The Company recognizes revenue over time using the input method for its annual software licenses when ongoing services are determined to be essential to the functionality of the delivered software. The license along with the any customization services are transferred to the Company customers pursuant to the time elapsed under such contracts, as that is when the Company performance obligation to its customers under such arrangements is fulfilled.

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

The Company recognizes revenue from its system design services using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. The Company recognizes revenue from system design services provided pursuant to time-and-materials based contracts as the services are performed, as that is when the Company performance obligation to its customers under such arrangements is fulfilled. Where applicable, the Company identifies multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the using the expected cost plus a margin approach.

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

The Company recognizes revenue from its implementation and system deployment revenue using the input method of accounting. Under the input method, revenue is recognized on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. The Company recognizes revenue from implementation and system deployment services provided pursuant to time-and-materials based contracts as the services are performed, as that is when the Company performance obligation to its customers under such arrangements is fulfilled. Where applicable, the Company identifies multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the using the residual approach.

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

The Company recognizes revenue on procurement of secure document consumables products when the customer has control of the product, which is determined to be at the point in time when the products are delivered. Where applicable, the Company identifies multiple performance obligations and record as revenue as the performance obligations are fulfilled based on their stated prices within the contract.

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

The Company recognizes revenue on wireless and RFID products when the customer has control of the equipment, which is determined to be at the point in time when the products are shipped. Where applicable, the Company identifies multiple performance obligations and record as revenue as the performance obligations are fulfilled based on their stated prices within the contract.

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

The Company recognizes revenue on the sale of electronic monitoring products when the customer has control of the equipment, which is determined to be at the point in time when the products are shipped. For devices which are rented and for electronic monitoring services provided, the Company recognizes revenue pursuant to the time elapsed for such contracts, as that is when the Company performance obligation to its customers under such arrangements is fulfilled. The Company customers typically pay for these services based on a net rate per day per individual or on a fixed monthly rate.

Treatment Services Revenue

Treatment services revenue is an extension of the Company’s electronic monitoring services. The Company provides individuals who have completed or are near the end of their sentence with the resources necessary to productively transition back into society. Through the Company daily reporting centers, we provide criminal justice programs and reentry services to help reduce recidivism which include case management, substance abuse education, vocational training, parental support, employment readiness and job placement. These activities are considered to be a bundle of services which are a part of a series of distinct services recognized over time.

The Company recognizes revenue from its treatment services using the input method of accounting. Under the input method, revenue is recognized revenue on the basis of an entity’s efforts or inputs toward satisfying a performance obligation. The Company recognizes revenue from implementation and system deployment services provided pursuant to time-and-materials based contracts as the services are performed, as that is when the Company performance obligation to its customers under such arrangements is fulfilled. Where applicable, the Company identify multiple performance obligations and record as revenue as the performance obligations are fulfilled based on the using the expected cost plus a margin approach.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2019
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,468	$1,468
European countries	690	2,801	457	3,948
South America	-	30	-	30
United States	753	8,306	-	9,059
Israel	1,271	130	-	1,401
APAC	172	397	-	569
Total revenue	$2,886	$11,664	$1,925	$16,475

Timing of revenue recognition
Products and services transferred over time	$1,124	$9,982	$1,089	$12,195
Products transferred at a point in time	1,762	1,682	836	4,280
Total revenue	$2,886	$11,664	$1,925	$16,475

	Year ended December 31, 2018
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$70	$4,746	$4,816
European countries	723	2,125	266	3,114
South America	-	174	1,105	1,279
United States	935	9,517	-	10,452
Israel	1,366	148	-	1,514
APAC	271	436	-	707
Total revenue	$3,295	$12,470	$6,117	$21,882

Timing of revenue recognition
Products and services transferred over time	$1,084	$11,102	$3,999	$16,185
Products transferred at a point in time	2,211	1,368	2,118	5,697
Total revenue	$3,295	$12,470	$6,117	$21,882

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance totals $13.4 million. The Company expects approximately 22% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 78% recognized thereafter.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and do not disclose information about remaining performance obligations that have original expected durations of one-year or less. We apply the transition practical expedient in paragraph ASC 606-10-65-1(f)(3) and do not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue. Additionally, applying the practical expedient in paragraph ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts (i.e., commissions) as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one-year or less.

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

The estimated useful life of capitalized software development costs is 5 years.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2019 and 2018 financial statements.

ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, requires a reporting entity to classify all deferred tax assets and liabilities as noncurrent in a classified balance sheet. As of December 31, 2018, the Company adopted in a retrospective method the new Income Tax guidelines, stating all deferred tax assets and liabilities need be presented as non-current in the balance sheet.

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

The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 564,597 and 854,656 for the years ended December 31, 2019 and 2018, respectively.

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

The Company measures its earn-out liability at fair value (see also Note 10).

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

The Company accounts for forfeitures as they occur.

u.	Treasury Shares:

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

v.	Recent accounting pronouncements

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”,
In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption was permitted.

The Company had elected to not to early adopt this standard and the potential effect on its consolidated financial statements.

ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”
In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Under the new standard, goodwill impairment would be measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.

The guidance is effective for interim and annual periods beginning after January 1, 2020, and early adoption was permitted.

The Company had elected to not to early adopt this standard and the potential effect on its consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2019	2018
	$	$
Prepaid expenses	310	357
Advances to suppliers	343	187
Government institutions	20	97
Other	288	310
	961	951

NOTE 4:	INVENTORIES, NET

	December 31,
	2019	2018
	$	$
Raw materials, parts and supplies	1,414	1,105
Finished products	1,232	2,064

	2,646	3,169

As of December 31, 2019 and 2018, inventory is presented net of write offs for slow inventory in the amount of approximately $1,979 and $1,527 , respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
	$	$
Cost:

Computers and peripheral equipment	2,732	2,732
Office furniture and equipment	819	819
Trade Equipment	42	42
Leasehold improvements	196	196
Equipment in lease	1,125	711

	4,914	4,500
Accumulated depreciation:
Computers and peripheral equipment	2,631	2,593
Office furniture and equipment	728	656
Trade Equipment	25	25
Leasehold improvements	179	20
Equipment in lease	457	363

	4,020	3,657
Depreciated cost	894	843

Purchasing of Equipment for the years ended December 31, 2019 and 2018, were $414 and $76, respectively.

Depreciation expenses for the years ended December 31, 2019 and 2018, were $363 and $651, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	December 31, 2019			December 31, 2018
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	8,734	6,910	1,824	8,734	6,117	2,617
IP & Technology	7,019	3,389	3,630	7,019	2,754	4,265
Capitalized software development costs	6,675	4,064	2,611	5,939	2,751	3,188
	22,428	14,363	8,065	21,692	11,622	10,070

Amortization expenses amounted to $2,161 and $3,041  for the years ended December 31, 9 and 2018, respectively.

NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2019	2018
	$	$
Liabilities related with the Smart ID acquisition (see note 8 c1)	805	805
Accrued marketing expenses	240	223
Professional services	283	553
Facilities	466	305
Legal contingent liability	60	60
Legal service providers	76	709
Other accrued expenses	2,739	1,820
	4,667	4,475

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending  2020.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, 2019,  are as follows:

2020	$386
2021	-
2022	-
$386

Rent expenses amounted to $948  and $1,593 for the years ended December 31, 2019 and 2018, respectively.

b.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $792 as a part of the ongoing terms of the contracts with existing customers and for tenders.

2.
Under the Fortress Agreement, the Company recorded a fix floating charge on all of the Company’s assets in favor of the Fortress, limited in amount, in order to secure long-term loan granted by them in favor of the Company.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation:

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

NOTE 9:	INCOME TAX

a.	Changes in Israeli corporate tax rates:

The regular corporate tax rate in Israel in 2019 and 2018 is 23%.

b.	Non-Israeli subsidiaries are taxed according to the tax laws of the countries in which they are located.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	INCOME TAX (cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2019	2018
	$	$
Operating loss carry forwards	17,391	15,426
Reserves and allowances	1,599	1,467

Net deferred tax assets before valuation allowance	18,990	16,893
Valuation allowance	(18,480)	(16,508)

Net deferred tax assets	510	385

Deferred income taxes consist of the following:
Domestic	14,339	12,662
Valuation allowance	(13,829)	(12,251)
Net deferred tax assets	510	411

Foreign	4,651	4,231
Valuation allowance	(4,651)	(4,257)
	-	(26)

As of December 31, 2019, the Company and its subsidiaries, have provided a valuation allowance of $18,480 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $510 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.	Carryforward tax losses:

As of December 31, 2019, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $38,435, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $15,375, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2019, SuperCom’s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $17,736 which expires in the years 2028 to 2037. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2012.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	INCOME TAX (cont.)

e.	loss before income tax consists of the following:

	Year ended December 31,
	2019	2018
	$	$
Domestic	(9,349)	(9,556)
Foreign	(2,113)	(454)
	(11,462)	(10,010)

 Substantially, all tax expenses are as a result of changes in deferred taxes.

f.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2019	2018
	$	$
Loss before income tax, as reported in the consolidated statements of operations	(11,462)	(10,010)
Statutory tax rate in Israel	23%	23%

Theoretical tax benefit	(2,636)	(2,302)
Current year carryforward losses and other differences for which a valuation allowance was recorded	2,101	1,195
Changes in valuation allowance	104	2,717
Offset of Other non-current assets (accounted for as DTA element)	(56)	-
Changes in foreign currency exchange rate and other differences	(12)	139
Changes in tax rate	-	2,091
Non-deductible expenses and other differences	542	1,890

Actual income tax expense (benefit)	43	5,730

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its earn-out liability at fair value. Earn-out liability is classified within Level 3 as the valuation inputs are based on inputs that are unobservable.

The measurement of earn-out liability is based on of the revenues derived from two businesses acquired: Alvarion and OTI, over a period of two and seven years following the acquisition dates, respectively. During the year ended December 31, 2019, the Company had an adjustment through the statement of operations of $247.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2019
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability *	349	-	-	349
Total financial liability	$349	-	-	$349

	December 31, 2018
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability *	451	-	-	451
Total financial liability	$451	-	-	$451

(*)       Excluding liability in the amount of $611 and $566 for the year ended December 31, 2019 and 2018, respectively, to former CEO of Prevision related to the  acquisition agreement , which is not measured at fair value.

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

During the year 2018, the Company issued options to purchase up to 568,500 shares to several employees of the Company. The options (fair value of which was estimated at $1061) have a weighted average exercise price of $2.00, and of such options, 0 were exercised and 13,000 were cancelled by the end of 2019.

During the year 2019, the Company did not grant any option to purchase shares.

2.	A summary of the Company’s stock option activity and related information is as follows:

	Year ended December 31
	2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	854,656	2.53	331,660	4.03
Granted	-	-	568,500	2.00
Exercised	(47,644)	0.1	-	-
Canceled and forfeited	(242,815)	1.93	(45,504)	6.84
Outstanding at end of year	564,197	2.64	854.656	2.53
Exercisable at end of year	315,822	3.32	291,156	3.44

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

The weighted average fair value of options granted during the year ended December 31, 2018  was $1.87  per option.

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

Compensation expenses recognized by the Company related to its stock-based employee compensation awards were $144 and $257 for the years ended December 31, 2019 and 2018, respectively.

The following table summarizes the allocation of the stock-based compensation and warrants charge

	Year ended December 31,
	2019	2018
	$	$
Cost of revenues	66	116
Research and development expenses	31	54
Selling and marketing expenses	29	52
General and administrative expenses	18	35

	144	257

The options outstanding and exercisable as of December 31, 2019, have been separated into ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2019	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2019	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	408,549	7.34	1.46	84,940	160,174	7.34	0.54	84,940
3.00-5.00	121,648	4.34	4.15	-	121,648	4.34	4.15	-
7.00-10.00	34,000	3.75	8.75	-	34,000	3.75	8.75	-
	564,197	6.41	2.16	84,940	315,822	5.71	2.82	84,940

The total intrinsic value of options exercised for the years ended December 31, 2019 and 2018 was $0 and $0, respectively, based on the Company’s average stock price of $1.01 and $2.54, during the years ended on those dates, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2019 and changes during the year ended December 31, 2019 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested as of December 31, 2018	563,500	1.90
Granted	-	-
Vested	(72,310)	2.00
Forfeited and canceled	(242,815)	1.86
Non-vested as of December 31, 2019	248,375	1.92

As of December 31, 2019, there was $562 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 2.9 years.

d.	Private placements and warrants:

During 2019, the Company issued 348,132 warrants to purchase the Company ordinary shares at an exercise price of $0.76 per share, no warrants were issued  during the year 2018.

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

c.	As of December 31, 2019 and 2018, the Company accrued $305 and $110, respectively as expenses arising from related party management services.

d.
On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the chairman of the board and the CEO, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure loans that are given by them from time to time to the Company. As of December 31,2019, total loans were $2,267. These loans bear no interest and are not attached to any price index.

During the year 2019, Mr. Ordan Trabelsi had provided, from time to time, loans to the Company. As of December 31,2019, the total were $116 .These loans bear no interest and are not attached to any price index

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about segments:

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

As a result, all prior period information has been recast to reflect the new segment composition.

	Year ended December 31, 2019
	Cyber Security	IoT	e-Gov	Total
Revenues	2,886	11,664	1,925	16.475

Operating loss	(443)	(3743)	(3,987)	(8,173)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	109	539	246	894

	Year ended December 31, 2018
	Cyber Security	IoT	e-Gov	Total
Revenues	3,295	12,470	6,117	21,882

Operating loss	(1,064)	(4,560)	(4,051)	(9,675)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	38	481	324	843

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2019	2018
Operating loss
Total operating loss of reportable segments	(8,173)	(9,675)
Financial expenses, net	(3,289)	(335)
Loss before income taxes	(11,462)	(10,010)

b.	Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2019		2018
	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$
Africa	1,468	-	4,816	-
European countries	3,948	-	3,114	-
South America	30	-	1,279	-
United States	9,059	147	10,452	169
Israel	1,401	747	1,514	674
APAC	569	-	707	-

	16,475	894	21,882	843

- Revenues were attributed to countries based on the customer’s location.

- Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2019	2018
	$	$
Raw materials and equipment	4,225	5,260
Electronic monitoring	7,110	5,930
Treatment programs	2,731	3,040
Maintenance, royalties and project management	2,409	7,652

	16,475	21,882

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2019	2018
Customer A	-	6%
Customer B	-	12%
Customer C	7%	6%

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	OTHER EXPENSE, NET

	Year ended December 31,
	2019	2018
	$	$
Doubtful debt provision	1,920	2,406
Change in liability for future earn-out	(202)	(247)
Other	(83)	112
Total other expense, net	1,635	2,271

Bad debt

The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2019	2018
	$	$
Balance at beginning of period	4,747	2,341
Provision during the period	1,920	2,406
Balance at end of period	6,667	4,747

NOTE 15:	FINANCIAL EXPENSES, NET

	2019	2018
	$	$
Financial expenses:

Interest, bank charges and fees	(1,946)	(844)
Exchange differences, net	(1,531)	-

Total financial expenses	(3,477)	(844)
Financial income:
Interest income	188	-
Exchange differences, net	-	509

Total financial income	188	509

Total financial expenses, net	(3,289)	(335)

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 16:	Subsequent Events

a.
In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During February until November of 2020, COVID-19 has spread globally, including in Israel, Asia, Europe, and America. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to lockdown that had been mandated by governmental authorities or otherwise elected by companies as a preventive measure.

The company’s business, trading and operations were impacted materially by the COVID-19 global. COVID-19 related imposed government restrictions in California and other geographies limited our ability to interact with our clients to provide full services as well as adding new clients to our monitoring programs given court systems shutdown. The government imposed lockdowns and travel restrictions also hindered proper project deployment, productions, support, sales and R&D processes: (i) had prevented our sales teams to meet customers and demonstrate our products, (ii) had prevented our support teams to travel and visit  customers in order to provide the adequate support and upgrades to our products (iii) had prevented our customers to complete tenders, purchases, (iv) had prevented proper collection of our client debt due to travel limitation or liquidity problems with our customers, (v) had prevented our customers and partners to complete the integrations and deployments of the Company current contacts. (vi) As the Company relies, on manufacturers our products in China, Israel, and USA, such products had not produced and/or shipped to the Company or to its customers.

COVID-19 continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

b.
On July 9, 2020 the Company  secured a private equity placement raising a gross proceeds of approximately $3.2 million, the Company issued 2,370,000 of SuperCom’s unregistered ordinary shares at $1.35 per ordinary share. Each share was sold together with a warrant with an exercise price of $1.7 per share.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name:	Arie Trabelsi
Title:	Chief Executive Officer and acting Chief Financial Officer

Dated: November 27, 2020