Form 20-F
period 2020-12-31
SuperCom Ltd
filed 2021-04-30
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-33668

SUPERCOM LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

3 Rothschild Street
Tel Aviv 6688106, Israel
(Address of principal executive offices)

Ordan Trabelsi, Chief Executive Officer
SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106, Israel
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

Ordinary Shares, par value NIS 0.25 per share: 19,998.745 (as of December 31, 2020)

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

We are comprised of three main Strategic Business Units (SBU): e-Gov, IoT and Connectivity, and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, we have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors and Lands.

We have focused on expanding our activities in the traditional identification, or ID, and electronic identification, or e-Gov, market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia, America and Africa using our e-Government platforms. Our activities include: (i) utilizing paper secured by different levels of security patterns (UV, holograms, etc.); and (ii) electronic identification secured by biometric data, principally in connection with the issuance of national Multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas, Secure Land Certificated) border control applications and Land Information System (LIS).

IoT and Connectivity

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IoT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities (iv) Smart Campus and (iv) transportation.

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

i

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

Statements made in this Annual Report on Form 20-F (this “Annual Report”) concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all their terms. If we filed any of these documents as an exhibit to this Annual Report or to any previous filing with the U.S. Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

In this Annual Report, all references to “SuperCom,” the “Company,” “we,” “us” or “our” are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries. On January 24, 2013 we changed our name back to SuperCom Ltd., our original name, from Vuance Ltd.

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“U.S. GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2020, was NIS 3.215 per $1.00.

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

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	3

ITEM 4.	INFORMATION ON THE COMPANY	20

A.	History and Development of the Company	20
B.	Business Overview	22
C.	Organizational Structure	35
D.	Property, Plants and Equipment	35

ITEM 4A.	UNRESOLVED STAFF COMMENTS	36

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36

A.	Operating Results	36
B.	Liquidity and Capital Resources	42
C.	Research and Development, Patents and Licenses, etc.	48
D.	Trend Information	49
E.	Off-Balance Sheet Arrangements	49
F.	Tabular Disclosure of Contractual Obligations	49

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49

A.	Directors and Senior Management	49
B.	Compensation	51
C.	Board Practices	52
D.	Employees	60
E.	Share Ownership	61

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64

A.	Major Shareholders	64
B.	Related Party Transactions	65
C.	Interests of Experts and Counsel	65

ITEM 8.	FINANCIAL INFORMATION	65

A.	Consolidated Statements and Other Financial Information	65
B.	Significant Changes	66

ITEM 9.	THE OFFER AND LISTING	66

A.	Offer and Listing Details	66
B.	Plan of Distribution	67
C.	Markets	67
D.	Selling Shareholders	67
E.	Dilution	67
F.	Expenses of the Issue	67

ITEM 10.	ADDITIONAL INFORMATION	68

A.	Share Capital	68
B.	Memorandum and Articles of Association	68
C.	Material Contracts	73

v

 PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

The following summary consolidated financial data for and as of the five years ended December 31, 2020 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the two years ended December 31, 2020 and 2019 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this Annual Report other than the change in the manner of how we present deferred income taxes as per ASU 2015-17 for which we have adjusted current and long-term deferred income tax classification.

Income Statement Data:

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	11,770	16,475	21,882	33,264	20,025
Cost of revenues	6,189	10,127	13,743	20,351	17,461
Gross profit	5,581	6,348	8,139	12,913	2,564
Operating expenses:
Research and development	2,386	3,971	4,790	7,238	6,718
Selling and marketing	1,721	3,526	5,005	8,099	9,970
General and administrative	4,073	5,389	5,748	6,113	7,277
Other (income) expenses	1,150	1,635	2,271	(2,021)	713
Gain on bargain acquisitions	-	-	-	-	(10,515)
Total operating expenses	9,330	14,521	17,814	19,429	14,163
Operating loss	(3,749)	(8,173)	(9,675)	(6,516)	(11,599)
Financial expenses, net	(4,113)	(3,289)	(335)	(538)	(303)
(loss before income tax)	(7,862)	(11,462)	(10,010)	(7,054)	(11,902)
Income tax (expense) benefit	(5)	(43)	5,730	393	(2,091)

Net (loss)	(7,867)	(11,505)	(15,740)	(6,661)	(13,993)

Per Share Data:
Basic loss per share	(0.45)	(0.71)	(1.03)	(0.45)	(0.93)
Diluted loss per share	(0.45)	(0.71)	(1.03)	(0.45)	(0.93)

	2020	2019	2018	2017	2016
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents and restricted cash	3,952	1,210	1,639	1,037	1,708
Total Current Assets	24,942	23,147	25,664	27,413	21,120
TOTAL ASSETS	40,344	40,004	44,349	54,198	53,473
Total Current Liabilities	19,599	14,313	13,543	17,960	12,771
Total Long-term Liabilities	15,827	17,359	11,256	3,531	1,978
SHAREHOLDERS’ EQUITY	4,919	8,332	19,550	32,707	38,724

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the four year ended December 31, 2020, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our operating results.

In the year ended December 31, 2020, 23% of our consolidated net revenue is attributable to sales to two large customers.

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

Our business plan is subject to the risks of technological uncertainty, which may result in our products failing to be competitive or readily accepted by our target markets.

There can be no assurance that our research and development efforts will be successful. In addition, the technology that we integrate or that we may expect to integrate with our product and service offerings is rapidly changing and developing. We face risks associated with the possibility that our technology may not function as intended and the possible obsolescence of our technology and the risks of delay in the further development of our own technologies. In addition, any service interruption that results in the unavailability of our system or reduces its capacity could result in real or perceived public safety issues that may affect customer confidence in our services.  Such instances may result in loss of customer accounts or similar problems if they occur again in the future. Given rapidly changing technologies, we are not certain that we will be able to adapt the use of our services to permit, upgrade, and expand our systems or to integrate smoothly with new technologies. Network and information systems and other technologies are critical to our business activities. Network and information systems-related events, including those caused by us, our service providers or by third parties, such as computer hacking, cyber-attacks, computer viruses, or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing could result in a degradation or disruption of our services. These types of events could result in a loss of customers and large expenditures to repair or replace the damaged properties, networks or information systems or to protect them from similar events.

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

Although we had profitable operations in 2 of the last seven years ended December 31, 2020, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. If we are unable to obtain adequate financing, when we require it, our business, financial condition and results of operations could be adversely affected. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Historically, we had profitable operations in two of the last seven years ended December 31, 2020 and have funded our business operations and capital expenditures primarily through equity and/or debt issuances (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

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

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.

Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the communications and networking industries at large, as well as in specific segments and markets in which we operate, resulting in:

•	Increased price competition for our products, not only from our competitors but also as a consequence of customers disposing of unutilized products
•	Risk of excess and obsolete inventories
•	Risk of supply constraints
•	Risk of excess facilities and manufacturing capacity
•	Higher overhead costs as a percentage of revenue and higher interest expense

The global macroeconomic environment continues to be challenging and inconsistent and is being significantly impacted by the COVID-19 pandemic. During fiscal 2020, we continued to see a more broad-based weakening in the global macroeconomic environment which impacted our commercial and enterprise markets. We also experienced continuing weakness in the service provider market and emerging countries, and we expect ongoing uncertainty in these markets. Additionally, instability in the global credit markets, the impact of uncertainty regarding global central bank monetary policy, the instability in the geopolitical environment in many parts of the world including as a result of the United Kingdom “Brexit” withdrawal from the European Union, the current economic challenges in China, including global economic ramifications of Chinese economic difficulties, and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2020 and 2019, approximately 50% and 45%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

We may face IP litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses, and divert the attention of management and technical personnel. Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business. Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks.

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

The Company’s business may be adversely affected by instability, disruption or destruction in a geographic region in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, food, fire, earthquake, storm or pandemic events and spread of disease. Such events may cause customers to suspend their decisions on using the Company’s products and services, make it impossible to attend or sponsor trade shows or other conferences in which our products and services are presented to customers and potential customers, cause restrictions, postponements and cancellations of events that attract large crowds and public gatherings such as trade shows at which we have historically presented our products, and give rise to sudden significant changes in regional and global economic conditions and cycles that could interfere with purchases of goods or services, commitments to develop new products. These events also pose significant risks to the Company’s personnel and to physical facilities, transportation and operations, which could materially adversely affect the Company’s financial results.

The COVID-19 pandemic is adversely impacting our global economy, which could adversely impact other parts of our business, including our ability to access capital markets, if and when required. Additional factors could exacerbate such negative consequences and/or cause other and potentially materially adverse effects.

An outbreak of a novel strain of coronavirus, COVID-19 in December 2019 subsequently became a pandemic after spreading globally, including the United States. The COVID-19 pandemic materially adversely affected our financial results and business operations during the fiscal year ended December 31, 2020. The extent to which the coronavirus impacts our results will depend on future developments, including new information which may emerge concerning the severity of the coronavirus and the actions taken by us and our partners to contain the coronavirus or treat its impact, among others. Our estimate of the ultimate impact of the coronavirus pandemic, including the extent of any adverse impacts on our business, revenues, results of operations, cash flows and financial condition, which will depend on, among other things, the duration and spread of coronavirus, the impact of federal and local government actions that have been and continue to be taken in response, and the effectiveness of actions taken to contain or mitigate the pandemic and economic conditions is subject to significant uncertainty.

Depending on the duration and severity of the current COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in this Annual Report and our other filings with the SEC, such as risks relating to our ability to further develop and execute on our business plan; our ability to access capital markets to obtain additional sources of suitable and adequate financing; restricted access to capital and increased borrowing costs; our ability to fund our current debt obligations and complying with the covenants contained in the agreements that govern our existing indebtedness; our ability to fund potential acquisitions and capital expenditures; and our ability to maintain adequate internal controls in the event that our employees are restricted from accessing our regular offices for a significant period of time.

We cannot reasonably estimate the ultimate impact and duration of the coronavirus pandemic, including the extent of any adverse impacts on our business, revenues, results of operations, cash flows and financial condition, which cannot currently be predicted and will depend on, among other things, the duration and spread of coronavirus, the impact of federal and local government actions that have been and continue to be taken in response, and the effectiveness of actions taken to contain or mitigate the pandemic and economic conditions.

Risks Related to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	failing to meet in the financial projection or guidance;

•	Actual and anticipated market volatility due to the Covid-19.

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

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

Sigma Wave Ltd., or Sigma, which is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband Mr. Arie Trabelsi, a member of our board of directors, is the beneficial owner of approximately 22.1% of our outstanding ordinary shares as of December 31, 2020. Such ownership interest gives Sigma the ability to influence our corporate affairs and to control our Company, including our management, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma may have influence over the outcome of most matters submitted to our shareholders, including the election of our directors, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2020. Also, since 2011, uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to comply with their undertakings under those agreements pursuant to force majeure provisions in such agreements. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

SuperCom Ltd. is a company organized under the laws of the State of Israel. Our registered office is located at 3 Rothschild street, Tel-Aviv, Israel, and our telephone number is +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 200 Park Avenue South, New York, New York, telephone number +1 (212) 675-4606.
The Company web address is SuperCom.com.
SEC maintain an internet site https://www.sec.gov/edgar.com, that contain reports and other statements, and other information regarding issuers that file electronically with the SEC.

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

During 2002, we sold, in three separate transactions with third party purchasers, our entire equity interest in a U.S. subsidiary, InkSure Technologies, Inc., for which we received aggregate proceeds of approximately $6.6 million. In December 2002, we discontinued the operations, disposed of all of the assets and terminated the employees of two U.S. subsidiaries, Genodus Inc. and Kromotek, Inc.

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

On August 28, 2007, we purchased through our wholly owned subsidiary, Vuance, Inc., all of the issued and outstanding stock capital of Security Holding Corp., or SHC, from Homeland Security Capital Corporation and other minority shareholders for approximately $4.34 million of our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. A total of 258,218 ordinary shares were issued to the sellers. SHC was a Delaware corporation engaged in the manufacture and distribution of RFID-enabled solutions, access control and security management systems. During the fourth quarter of 2007, SHC and its subsidiaries were merged into our Vuance, Inc. subsidiary.

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

During 2012, we altered our strategy with respect to the IoT division to focus on solutions for three growing electronic monitoring vertical markets: (i) public safety, (ii) healthcare and homecare and (iii) transportation management. We have enhanced and developed a series of new products and solutions including the Pure Security Suite, Puretag, PureCom, Pure Monitor and PureTrack,

Between 2013 and through 2016, our product depth and global presence was expanded significantly with our acquisitions of the SmartID division of OTI in 2013, Prevision in 2015, and LCA, Safend, the PowaPOS business, and Alvarion in 2016, together with our extensive research and development of new product lines for the e-Gov, IoT, cyber security, and connectivity businesses.

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

On April 18, 2016, we acquired the PowaPOS business, a division of POWA Technologies Ltd., the developer of a fully integrated mobile and tablet-based system integrating industry-leading retail and secure payment solutions into one simplified, attractive and innovative POS platform.

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

IoT and Connectivity

IoT

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IOT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities (iv) Smart Campus and (iv) transportation.

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

On January 1, 2016, we acquired LCA, a California based, private criminal justice organization with over 25 years of experience running electronic monitoring programs for government customers in the U.S. It has significantly bolstered our competitive edge in competitive tenders allowing us to offer not only cutting edge technology, but also extensive industry experience. We have since then beat market competitors in competitive processes and have been awarded projects in various countries around the world including USA, Canada, Latvia, Czech Republic, Denmark, Bulgaria and other countries in Europe and Asia. Following our recent success and status in active tenders, we believe we are well positioned to win additional new projects in years to come.

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

Public Safety Market. Public safety, including law enforcement agencies, community, safety agencies and ministries of justice around the world, with our electronics monitoring, or EM, solutions, including electronic identification, monitoring and tracking solutions for house arrests, GPS tracking, inmate control, detainee monitoring, juvenile supervision and tracking of persons returned to communities.

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

Enterprises and Industrial Companies. Enterprises and industrial companies with our cyber security, connectivity, and IoT products and solutions, which can be used by enterprises, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, pick up orders, verify inventory and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our IoT suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

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

IoT and Connectivity SBU Products and Solutions

Our IoT division features a multiple connectivity base IoT hybrid suit accompanied by services specifically tailored to meet the requirements of the applicable industries, primarily: (i) public safety, (ii) healthcare and homecare, (iii) SafeCity, (iv) Smart Campus, (v) Connectivity networks and (iii) transportation. Our PureRF and PureSecurity PureCare suite assists organizations in efficiently utilizing time and resources. We believe it has a number of advantages for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable personal resources and assets.

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

PureRF Readers. Our PureRF reader is used to receive status messages from PureRF tags. The PureRF reader is an intelligent, reliable and effective small long-range RFID reader with an integrated protocol converter. The protocol converter supports various standard interfaces such as 26 bit Wiegand format, serial RS-232, serial RS-485 or TCP/IP (Ethernet) protocols, which can be utilized in various solutions. Range-adjustable antennas can be discretely hidden to identify and track PureRF tag activity. PureRF readers can operate individually for small applications or in a network to cover wide areas. The units are small, reliable and effective and can be controlled by multiple communications methods.

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

BOLSTER WBSn. The Bolster WBSn is intended to enable mobile operators, governments and enterprises to deliver high-quality wi-fi solutions in metro and rural areas, with significantly fewer base stations, and much lower costs. Carrier-grade IP-68 is designed to provide a high standard of reliability, quality of service, security and manageability.

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

•	Optimized for high capacity applications
•	Available in the Licensed Exempt frequencies: 5.1-5.9 GHz
•	High Performance - supporting up to 500 Mbps net throughput and distances of up to 50km/32 miles (w/high-gain antenna)
•	Dynamic up-link /down-link bandwidth allocation
•	Optimized performance of voice, video and data using four priorities of service
•	Optimized interference mitigation and NLOS performance
•	Ease of ordering, installation and configuration

Arena controller. Arena controller is an essential element for constructing large scale carrier wi-fi networks for hotspot/hotzones and cellular offloading services.

•	Cost effective and scalable network architecture with centralized control plane and distributed
•	data plane
•	Supporting up to 5000 AP’s and 50,000 users per controller
•	Control and manage AP and backhaul radio, including statistic and reporting
•	Automatic AP units detection, configuration and firmware distribution
•	Secured control layer management

•	Hotspots/Hotzones and cellular offloading services
•	Providing a single peer to the AAA

BreezeNET® B. BreezeNet B is a comprehensive and highly proficient portfolio of wireless point-to-point solutions that offers long range and high-capacity support for high bandwidth applications. It is intended to provide efficient, reliable and secure communications for voice and real-time applications including building-to building connectivity and backhaul services.

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

Safend Inspector, which provides an additional protection layer for data transferred over approved data transfer channels, such as a white-listed storage device, an approved Wi-Fi connection, or a machine’s LAN connection. It enforces an accurate, data-centric security policy on transferred data, without disrupting legitimate business processes or disturbing end user productivity.

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

During the years ended December 31, 2020 and 2019, we have invested, $2.4 million  and $4.0 million, respectively, in research and development. We anticipate that we will continue to invest up to 20% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 7 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including our employees and service providers located in the United States, Israel, and Philippines who sell and support our products in their regions. We are also represented by several independent representatives, resellers and distributors.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the two years ended December 31, 2020 (all amounts in thousands of dollars):

	2020	2019
Africa	$1,791	1,468
Europe	3,037	3,948
South and center America	21	30
United States	5,856	9,059
Israel	746	1,401
Asia Pacific	319	569

Total	$11,770	16,475

As part of the Company’s decision to switch from one technology segment, e-government, into three technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the two years ended December 31, 2020 (all amounts in thousands of dollars):

	Year ended December 31,
	2020	2019
e-Gov	$1,911	1,925
IoT	7,656	11,664
Cyber Security	2,203	2,886
Total	$11,770	16,475

The following table provides a breakdown of total revenue by products and services for the two years ended December 31, 2020 (all amounts in thousands of dollars):

	Year ended December 31,
	2020	2019
Revenues
Products	$4,528	4,455
Services	7,242	12,020

Total revenues	$11,770	16,475

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

Manufacturing and Availability of Raw Materials

Our manufacturing operations consist primarily of materials planning and procurement, quality control of components, kit assembly and integration, final assembly, and testing of fully configured systems. A significant portion of our manufacturing operations consists of the integration and testing of off-the-shelf components. Most of our products and systems, whether or not they are manufactured by us, are configured to customer orders and undergo several levels of testing prior to delivery, including testing with the most current version of software.

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

The following reflects our active subsidiaries and affiliates as of April 30, 2021:

SuperCom Inc.- wholly owned.

SuperCom Inc., incorporated in Delaware, is responsible for our sales, marketing and support in the United States, and wholly owns its subsidiary, LCA.

Leaders in Community Alternatives, Inc. (“LCA”) - wholly owned.

LCA, incorporated in California, was acquired by us on January 1, 2016, and provides electronic monitoring and community-based services under contracts with various government agencies.

SuperCom Slovakia A.S. (“SuperCom Slovakia”) – 60% owned.

SuperCom Slovakia, incorporated in Slovakia, was established to implement a national documentation project in the Republic of Slovakia. SuperCom Slovakia is 66% owned by us and 34% owned by EIB Group a.s., a privately held Czech company. While we have a 66% ownership interest in SuperCom Slovakia, our voting power in SuperCom Slovakia is 50%. The company has no activity.

Safend Ltd. - wholly owned.

Safend Ltd., incorporated in Israel, was acquired on March 13, 2016, and is a global data security company with a broad range of competitive and well-known encryption and data protection solutions.

Prevision Ltd. - wholly owned.

Prevision Ltd., incorporated in Israel, was acquired on November 12, 2015, and is an international provider of Cyber Security services and solutions.

Alvarion Technologies Ltd. - wholly owned.

Alvarion Ltd., incorporated in Israel, was acquired on May 18, 2016, and is a global provider of wireless broadband products and Wi-Fi networks.

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premise in Tel Aviv and Herzliya, Israel, under a new lease which started on April 1st, 2021 and expires on March 30, 2023 with an option for 24-month extension. According to the agreements, the monthly fee (including management fees) is approximately $35,430.

We lease approximately 1,278 square meters of office premises in California for our U.S. subsidiary, LCA Inc., which under the current lease contracts expire between 2021 and 2023, with a monthly fee of approximately $24,068.

We do not lease any facilities for any other subsidiary or branch.

Our total annual rental fees, for 2020 and 2019 were $753,000 and $1,133,000, respectively.

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

General

Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830,” Foreign Currency Translation” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

 2020 was a year of major operational challenges due to the Covid-19 global pandemic and its impact on our operations in Israel, USA and worldwide. Our sales, project operations and R&D processes have been materially affected by the Covid-19 related lockdowns, travels limitation, shipment limitations, productions stoppage, and inability to service or implement some of our contracts.  In order to minimize the impact of the Covid-19 on our business, we optimized the operations of the company, and decreased our operating costs. Investment in R&D continued to enhance our product offerings and competitive standing among our target markets. We also adapted our product offerings to the current Covid-19 environment and offered solutions to customers to help deal with some of the issues surrounding the global pandemic. The optimized corporation generated numerous new opportunities and project wins in our target markets, but required us to use resources in many cases that have yet to yield income to the group as part of multi-year government sale and project deployment life cycles. We believe that comparing between 2020 and 2019 cannot be done effectively without taking into account the material impact of Covid-19 on our business.

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services, differ from agreement to agreement.

We generate a portion of our revenues from existing e-Gov, IoT, and Cyber Security long term services contracts, providing customers with cards’ raw materials, spare parts, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services and upon achievement of milestones as approved by our customers. A portion of these revenues are recurring in nature and billed monthly.

During 2016 we acquired Alvarion and Safend, which grew our suite of products from which we generate revenues. Revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

For the year 2020 our costs were materially impacted by the Covid-19 pandemic and attention of management was required to quickly adapt and optimize operational structures of the businesses as was described in the General section above

Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities. In 2020 our research and development were limited by the Covid-19 imposed lockdowns

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs. In 2020 our sales and marketing was limited by the Covid-19 imposed travel limitation and lockdowns

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from year to year, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income. In 2020 Covid-19 related limitations and forces had a material effect on our operations revenue and income.

Operating Results

The following table sets forth selected our consolidated income statement data for each of the two years ended December 31, 2020, expressed as a percentage of total revenues.

	2020	2019
Revenues	100%	100%
Cost of revenues	52.6	61.5
Gross profit	47.4	38.5
Operating expenses:
Research and development	20.3	24.1
Selling and marketing	14.6	21.4
General and administrative	34.6	32.7
Other expenses (income)	9.8	9.9
Total operating expenses	79.3	88.1
Operating income (loss)	(31.8)	(49.6)
Financial (expenses) income, net	(34.9)	(20.0)
Income (loss) before income tax	(66.8)	(69.6)
Income tax (expense) benefit	(0.0)	(0.3)
Net income (Loss)	(66.8)	(69.8)

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues

Our total revenues in 2020 were $11,770,000 compared to $16,475,000 in 2019, a decrease of 28.6%. The composition of revenues has changed during the fiscal year ended December 31, 2020 as follows:(i) the e-Gov segment revenue was $1,911,000 in comparison to $1,925,000 in 2019, a decrease of 1% which reflects recurring revenue from some of our multiyear governments contracts (ii) the IoT segment revenue was $7,656,000 in comparison to $11,664,000 in 2019, a decrease of 34.4% which is attributed also to operation limitations imposed by Covid-19 lockdowns and limitations on services based contracts mainly  in Europe and USA; (iii) the Cyber Security segment revenue was $2,203,000 in comparison to $2,886,000 in 2019, a decrease of 23.7% which is mainly attributed a decrease in our revenue from our products license renewals, and our consulting-based cyber offering also due to Covid-19 imposed lockdowns and travel limitations on us and on our worldwide distributions channels and customers.

Gross Profit

Our gross profit during the fiscal year ended December 31, 2020 was $5,581,000 compared to $6,348,000 in 2019, a decrease of 12.1%. The gross profit margin for 2020 was 47.4% compared to 38.5% in 2019. The increase in our gross profit margin is mainly attributable to (i) a decrease in COGS as a result of cost optimization processes (ii) a change in the mix of revenues, (iii) a decrease of revenue from Cyber services contracts which contributes higher than average gross margin, offset by (v) decline in revenue of 28.6%.

Expenses

Our operating expenses decreased in 2020 to $9,330,000 from $14,521,000 in 2019, a decrease of 35.7%. The decrease in operating expenses was primarily due to (i) a decrease of 39.9% in research and development expenses, (ii) a decrease of 24.4% in general and administrative expenses mainly related to the significant decrease in our administration headcount, (iii) a decrease of 51.2% in sales and marketing expenses mainly related to the significant decrease in our sales and marketing headcount derived from the significant Covid-19 lockdowns and travel limitations.

Our research and development expenses decreased to $2,386,000 in 2020 from $3,971,000 in 2019, a decrease of 39.9%. The decrease in our research and development expenses was primarily due to decreased needs in developing our e-Gov, IoT and Cyber Security products, after significant progress and competitive advantages were developed through R&D investment in recent years and due to the Covid-19 imposed limitations on our operation.

Our general and administrative expenses decreased to $4,073,000 in 2020 from $5,389,000 in 2019, a decrease of 24.4%. The decrease in general and administrative expenses was primarily due to the process of optimization of the operating expenses in order to minimize the Covid-19 imposed limitation on our operation.

Other expense was $1,149,000 in 2020, compared to other expense of $1,635,000 in 2019. Other expenses in 2020 and 2019 represent mainly a provision of bad debt, related mainly to African and Latin American government customers, amounting to 2,000,000 and $1,920,000 respectively.

Financial (Expenses) Income, net

We had financial expenses, net of $4,113,000 in 2020 compared to $3,289,000 in 2019. Financial expenses consist primarily of bank fees related to bid and performance guarantees issued to our customers, exchange rate effect, and interest expense and other related fee on the outstanding loans and credits lines we maintain. The increase in financial expenses was also due to (i) an expense related to the changes in the exchange rate of the NIS against the U.S. dollar in 2020 compared to 2019 and (ii) an increase in total interest fees and other related fees on the outstanding loans and credit lines in the full year of 2020 in comparison to the full year of 2019.

Income Tax

We recorded a tax expense of $5,000 for the year ended December 31, 2020 compared to a tax expense of $43,000 in 2019.

Net Income

As a result of the factors described above, our net loss for the year ended December 31, 2020 was $7,867,000 compared to a net loss of $11,505,000 in 2019. The decrease in net loss is mainly related to (i) 38.9% decrease in our cost of revenue and (ii) a decrease of 35.7% in operating expenses offset by; (i) 28.6% decrease in revenue. (ii) bad debt provision of $2,000,000 in 2020 compared to $1,920,000 in 2019.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2019	0.6	(5.0)	5.6
2020	(0.7)	(7.0)	6.3

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 23% in 2018, in 2019 and in 2020. For the years ended December 31, 2020 and 2019 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax. Our effective tax rate as for the year ended December 31, 2020 was 15.2%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of December 31, 2020, our cash and cash equivalents totaled $3,137,000, compared to $110,000 as of December 31, 2019. As of December 31, 2020 and 2019, our restricted bank deposits totaled $815,000 and $1,100,000, respectively, related mainly to bid and performance guarantees.

As of December 31, 2020, the Company has an accumulated deficit of $85,331,000, and net cash used in operating activities of $6,513,000. In addition, the Company has excess of current assets over current liabilities of $5,344,000.

During 2017 and until end of December 2020, the Company underwent a merger optimization process to a more cost-efficient structure which operates through three new business segments, supported by common operating services. Following the optimization process, for the year 2020 the Company has reduced its operating expenses by $5,191,000 compared to 2019. The Company expects to reduce its expenses even further through reduction in its headcount and overhead costs, mainly throughout the year of 2020, including significant reduction of R&D expenses, given significant R&D investment in recent years helped launch successful core product suites and similar R&D investment levels are not currently needed. Additionally, the Company secured financing of $20,000,000 during 2018, of which, $6,000,000 remains available to the Company to draw during the 12 months following the balance sheet date under certain conditions. Throughout 2020, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $7,000,000 of subordinated debt. The Company raised a gross amount of approximately $3,200.000 in a private offering in 2020.  To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

In February 2021, the Company secured additional subordinated debt with gross proceeds of $7,000,000.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company additional access to capital if needed.

The Company believes that based on the above mentioned secured financings, management’s plans, significant cost savings and expected cash streams from the Company’s current contracts with customers worldwide, it will  be able to fund its operations for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2020	2019
	(in thousands)
Net cash used in operating activities	(6,514)	(7,660)
Net cash used in investing activities	(1,571)	(1,175)
Net cash provided by (used in) financing activities	10,827	7,244
Net increase(decrease) in cash and cash equivalents	2,742	(1,591)
Cash, cash equivalents and restricted cash at beginning of period	1,210	2,801
Cash, cash equivalents and restricted cash at end of period	3,952	1,210

Net cash used in operating activities for the year ended December 31, 2020 was $6,514,000, compared to net cash used by operating activities of was $7,660,000 during the year ended December 31, 2019, a decrease of $1,146,000. The decrease was primarily due to a significant decrease in our operation expenses in 2020 in comparison to 2019.

Net cash used in investing activities during the year ended December 31, 2020, was $1,571 ,000 compared to $1,175,000 during the year ended December 31, 2019.

Net cash provided by financing activities during the year ended December 31, 2020, was $10,827,000, and consisted mainly of short term loans and private capital raise, compared to $7,244,000 during the year ended December 31, 2019, which consisted mainly of loans from Fortress.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2020
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,791	$1,791
European countries	762	2,155	120	3,037
South America	-	21	-	21
United States	544	5,312	-	5,856
Israel	677	69	-	746
APAC	220	99	-	319
Total revenue	$2,203	$7,656	$1,911	$11,770

Timing of revenue recognition
Products and services transferred over time	$92	$6,020	$1,466	$7,578
Products transferred at a point in time	2,111	1,636	445	4,192
Total revenue	$2,203	$7,656	$1,911	$11,770

Transaction price allocated to the remaining performance obligations.

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations totals $9.75 million. The Company expects approximately 35% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 65% recognized thereafter.

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

With respect to our e-Gov business, in some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis, for the year 2019 and 2020 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $8,667,000 and $6,667,000 as of December 31, 2020 and 2019, respectively.

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

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2020, the number of employees in our research and development activities was 16. We spent $2,976,000 (out of which $590,000 were capitalized as cost of software to be sold) and $4,731,000 (out of which $760,000 were capitalized as cost of software to be sold), in 2020 and 2019, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT, e-Gov, and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2020:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	32	32	-	-	-
Operating lease obligations	600	285	315	-	-
Total contractual cash obligations	$632	317	315	-	-

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors as of December 31, 2020:

Name	Age	Position
Arie Trabelsi	63	Director& CEO
Menachem Mirski	64	Independent Director (1) (2)(3)
Oren Raoul De Lange	43	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	63	Independent Director (1)(2)(3)

(1)	“Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Arie Trabelsi. Mr. Trabelsi joined us in November 2010 as President and Chief Executive Officer. He served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to February 21,2021, and served as Chairman of our board of directors from December 12, 2011 to December 27, 2012, and from February 24, 2019 to date. He has more than 30 years of experience in the global wireless, Internet and communications industries. Mr. Trabelsi holds a BSc. degree in Electrical and Computer Engineering from Ben Gurion University and a MSc. degree in Computer Engineering from Drexel University, Philadelphia, Pennsylvania.

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

Oren Raoul De Lange, is an Attorney, and a Certified Public Accountant, CPA in Israel with experience in US GAAP and IFRS,  as well as with various areas of law including commercial and taxes. Mr. De Lange had served in Ernst & Young, High Tech Sector & Israeli tax Department from 2015 until 2017, as well as a Director of Finance of Orbs Ltd since 2017 until January,2020.  Mr. De Lange holds a LL.B and B.A degrees from the I.D.C Herzliya, Israel.

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

Executive Officers and Key Employees

Our executive officers and certain key employees as of April 30, 2021 are:

Name	Age	Position
Ordan Trabelsi*	36	President, Chief Executive Officer
Barak Trabelsi*	35	Chief Operating Officer
Gil Alfi	50	Vice President Sales, Safend Ltd
Jason Gilbert	54	Vice President Sales, Public Sector,

* Executive officer

Barak Trabelsi. Mr. Trabelsi joined us in January 2013 as director of new products development, He served as our VP of IoT from 2016 until Feb 21, 2021, and serves as VP and Chief Operating Officer since Feb 21, 2021. Previously and commencing in June 2011, he served as Senior Product Manager in Equinox Ltd. Prior to that, for four years, he served as VP of R&D of Sigma Wave, a wireless, security and internet focused company. Mr. Trabelsi has expertise in big data, cyber, mobile and internet networks technologies, and experience in product development and strategies. Mr. Trabelsi holds a BSc. degree in Computer and Business from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.

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

Ordan Trabelsi. Mr. Trabelsi serves as our President and Chief Operating Officer since Feb 21, 2021. Previously he led our business and operations in the Americas through his roles as President of SuperCom Inc. and Leaders in Community Alternatives, Inc. He has been with the company since May 2013 as the second US employee and grew the business in the USA. He has also led numerous successful financings for the Company, including two public offerings. Trabelsi has experience in strategic merger and acquisition, financing and product strategies as well as technology expertise in security, cyber, mobile and internet networks technologies. Mr. Trabelsi holds a BSc. degree in Software and Electrical Engineering from the Technion - Israel Institute of Technology, and an M.B.A. degree from the Columbia University Business School, New York, both with distinction.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2020.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (8 persons)	$806,039	$52,107

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2020 was approximately $806,039. This sum includes amounts paid for salary and commission and bonuses. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2020, we had set aside approximately $52,107 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,143 plus approximately $708 for every board or audit committee meeting attended.

As of December 31, 2020, our directors and executive officers as a group, then consisting of 8 persons, held options to purchase an aggregate of 54,000 ordinary shares, of which 40,000 were exercisable as of December 31, 2020, at an average exercise price of $1.34 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders and key employees during or with respect to the year ended December 31, 2020, as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Igor Merling CTO, e-Gov	184,752	-	-	184,752
Arkady Tachman R&D director, e-Gov	165,893	-	-	165,893
Barak Trabelsi GM &Vice President, IoT	207,711	28,571	-	236.283
Billy Gurevich Commercial Director	196,501	-	-	196,501
Gil Alfi Vice President Sales, Cyber	210,010	57,194	-	267,205

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)
Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2020 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 12c to our audited consolidated financial statements for the year ended December 31, 2020.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Arie Trabelsi	Director	February 24, 2019	Annual general meeting
Oren Raoul De Lange	Independent Director	March 28, 2020	March 28, 2023
Shoshana Cohen Shapira	Independent Director	February 24, 2019	February 23, 2022
Menachem Mirski	Independent Director	July 25, 2010	Annual general meeting

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

Under the Exchange Act and NASDAQ Stock Market listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and NASDAQ listing requirements. Our board of directors has determined that each of Mrs. Shapira and Mr. Oren Raoul De Lange qualify as an “audit committee financial expert,” as defined in Item 407(d) (5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ Stock Market. Mrs. Shapira and Messrs. De Lange and Mirski are the members of our audit committee.

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

As of December 31, 2020 and 2019, we had 94, and 109 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2020	Dec. 31, 2019
Research, Development & Operations	76	87
Marketing and Sales	7	12
Administration	11	10
Total	94	109

Over the past two years, the number of our employees by geographic area was as follows:

	Dec. 31, 2020	Dec. 31, 2019
Israel & Europe	44	48
United States	50	61
Total	94	109

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

The labor statutes and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for mandatory pension schemes, transportation allowance, and annual recreation allowance, the lengths of the workday and workweek, and periodic automatic adjustment of wages relative to increases in the Consumer Price Index in Israel. We provide our employees with benefits and working conditions that comply with the required minimums. Israeli employees and employers are also required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of December 1, 2020 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi(3)	4,596,212	22.98%

Menachem Mirski	—	—

Shoshana Cohen Shapira	—	—

Oren Raoul De Lange	—	—

All executive officers and directors as a group (8 persons)	4,604,462	23.14%

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

(2)	The percentages shown are based on 19,998.745 ordinary shares issued and outstanding.

(3)
Sigma Wave Ltd. is controlled by Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,596,212 ordinary shares beneficially held by Sigma Wave Ltd.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2020, 193,089 options were exercisable and 334,839 options were outstanding.

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

During 2020, we have not issued any options to purchase of our ordinary shares to our executive officers.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	564,197	2.64	854,656	2.53
Granted	-	-	-	-
Exercised	(123,545)	0.1	(47,644)	0.1
Canceled and forfeited	(105,813)	2.94	(242,815)	1.93
Outstanding at end of year	334,839	2.31	564,197	2.64
Exercisable at end of year	193,089	1.73	315,822	3.32

We recognized compensation expenses related to our share-based employee compensation awards of $211,000 and $144,000 for the years ended December 31, 2020 and 2019, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2020	2019
	$	$
Cost of revenues	84	66
Research and development expenses	48	31
Selling and marketing expenses	77	29
General and administrative expenses	2	18
	211	144

The options outstanding and exercisable as of December 31, 2020, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	316,839	7.71	1.10	-	175,089	7.69	1.02	-
3.00-5.00	18,000	8.05	4.88	-	18,000	8.05	4.88	-
	334,839	7.73	2.16	-	193,089	7.73	1.41	-

The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $0 and $0, respectively, based on our company’s average stock price of $1.04 and $ of $1.01 during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2020 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2020	248,375	$1.90
Granted	-	$-
Vested	(48,426)	$2.00
Forfeited and canceled	(58,199)	$2.45
Non-vested at December 31, 2020	141,750	$1.64

As of December 31, 2020 and December 31, 2019, there was $174,000 and $457,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of December 31, 2020 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. 19,998.745 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Sigma Wave Ltd	4,588,212	22.83
Ibex Investors	1,989,068	9.90

Sabby Volatility Warrant Master Fund	1,480,000	7.36

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options and warrants exercisable within 60 days of December 31, 2020 and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,564,212 ordinary shares beneficially held by Sigma Wave Ltd.

Significant Changes in the Ownership of Major Shareholders

As of December 31, 2020, Sabby Volatility Warrant Master Fund beneficially owned 1,450,000 restricted shares, or 7.3%, of our then outstanding ordinary shares.

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of December 31, 2020, there were approximately 27 record holders, of which 11 record holders holding approximately 83.1% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 70.1% of our outstanding ordinary shares as of such date).

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

Mr. Trabelsi served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 February 21, 2021. At the May 9, 2013 general meeting of shareholders, shareholders approved the payment of management fees of $10,600 per month to Mr. Trabelsi plus social benefits and an annual bonus of up to the greater of 2% of annual net profit or 0.5% of annual revenue. The annual bonus may not exceed the total amount of Mr. Trabelsi’s annual salary.

As of December 31, 2020, we had accrued $391,000 of expenses arising from consulting services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2020 ranged from $2,809 up to $2,662,470 and bore no interest.

During the year 2020, Mr. Ordan Trabelsi had provided, from time to time, loans to the Company. As of December 31,2020, the total was outstanding balance was $0. These loans bear no interest and are not attached to any price index

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2020.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of December 31, 2020, we had 19,998.745 ordinary shares issued and outstanding.

Annual Stock Information

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on The NASDAQ Capital Market or the OTCQB Market, as applicable. All of the share price information provided below has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split effected on August 23, 2013.

Year	High	Low
2012	$0.85	$0.04
2013	$5.65	$0.30
2014	$13.78	$4.85
2015	$13.84	$4.46
2016	$5.25	$2.62
2017	$4.36	$2.17
2018	$3.92	$1.32
2019	$1.75	$0.59
2020	$3.09	$0.37

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ.

	High	Low

2018
First Quarter	$3.92	$2.73
Second Quarter	$2.88	$1.55
Third Quarter	$2.14	$1.71
Fourth Quarter	$1.81	$1.31

2019
First Quarter	$1.75	$1.38
Second Quarter	$1.49	$0.98
Third Quarter	$1.24	$0.59
Fourth Quarter	$0.80	$0.59

2020
First Quarter	$0.92	$0.37
Second Quarter	$3.09	$0.66
Third Quarter	$1.72	$0.72
Fourth Quarter	$1.10	$0.78

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
December 2020	$1.31	$1.05
January 2021	$1.38	$1.08
February 2021	$2.21	$1.18
March 2021	$2.24	$1.14
Through April 30, 2021	$1.68	$1.34

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are a public company organized in the State of Israel under the Israeli Companies Law. We are registered with the Registrar of Companies of the State of Israel as a publicly traded corporation, and we have been assigned public company number 52-00-4407-4.  Set forth below is a summary of certain provisions of our Memorandum of Association (the “Memorandum”), the Articles of Association (the “Articles”) and the Israeli Companies Law as it applies to the Company. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles and by Israeli law. The Memorandum and the Articles are filed as exhibits to this Annual Report.

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

We are authorized to issue 28,000,000 ordinary shares par value NIS 0.25 per share, of which 19,998,745 ordinary shares were outstanding as of December 31, 2020.

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

Our Board of Directors may, whenever it deems fit, convene a special general meeting. Special general meetings may also be convened upon requisition in accordance with the Israeli Companies Law. Our Board is obligated to convene a special general meeting if it receives a written request from any of (a) two Directors or 25% of the total number of Directors; (b) one or more Shareholders, holding at least 5% of our outstanding share capital and at least 1% of the shareholders’ voting power; or (c) one or more shareholders holding no less than 5% of our outstanding voting shares.

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

On August 5, 2013, the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. In 2017 the Knesset approved additional reduction of 1% every year to 24% in 2017, 23% in 2018 onwards.

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

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 651,600 (in 2020) (hereinafter “Surcharge Tax”).

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2020) for corporations.

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

The documents concerning our company that are referred to in this Annual Report may also be inspected at our offices located at 3 Rothschild Street, Tel Aviv, Israel.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2020 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2020), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2020 net income of approximately $0.9 million.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2020 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified during management’s assessment was a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company's ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2020, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2020	2019
Audit fees	$155,000	$155,000
Audit-related fees	$-	$65,000	*
Tax fees	$-	$-
Total	$155,000	$215,000

●     Paid to the predecessor Auditor for the 2019 Audit support

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

Pre-Approval Policies and Procedures

The audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent auditors. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee, or the engagement is entered into pursuant to the pre-approval procedure described below.

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

 Not applicable

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.5	Form of Indemnification Letter (Statement of Exemption and Indemnification) (6)
8.1*	List of Subsidiaries
11.1	Code of Ethics (7)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HALPERIN CPA Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SuperCom Ltd. (the Company) as of December 31, 2020 and 2019, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the two years ended December 31, 2020 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

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
Tel Aviv, Israel

April 30, 2021

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2020	2019
CURRENT ASSETS
Cash and cash equivalents	$3,137	$110
Restricted bank deposit	815	1,100
Accounts receivable, net of allowance for doubtful accounts of $8,667 and $6,667 as of December 31, 2020 and 2019, respectively (Note 14)	12,427	13,047
Other current assets (Note 3)	876	961
Inventories, net (Note 4)	2,404	2,646
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	24,942	23,147

LONG-TERM ASSETS
Severance pay funds	531	362
Deferred tax long term	204	510
Property and equipment, net (Note 5)	1,371	894
Other Intangible assets, net (Note 6)	6,270	8,065
Goodwill	7,026	7,026

TOTAL LONG-TERM ASSETS	15,402	16,857

TOTAL ASSETS	40,344	40,004

CURRENT LIABILITIES
Short-term loans and other	7,204	445
Accounts payable	2,860	3,541
Employees and payroll accruals	2,627	3,229
Related parties (Note 12.c)	1,749	305
Accrued expenses and other liabilities (Note 7)	4,393	4,667
Deferred revenue	766	1,332
Short-term liability for future earn-out	-	794
TOTAL CURRENT LIABILITIES	19,598	14,313

LONG-TERM LIABILITIES
Long-term loan (Note 1c)	14,952	14,187
Related parties (Note 12.c)	-	2,383
Deferred revenues	49	210
Deferred tax liability LT	170	-
Accrued severance pay	656	579
TOTAL LONG TERM LIABILITIES	15,827	17,359

TOTAL LIABILITIES	35,425	31,672

Commitments and contingent liabilities (Note 8)

SHAREHOLDERS’ EQUITY (Note 11)
Ordinary shares, NIS 0.25 par value - authorized 28,000,000 shares, 19,998.745 shares issued and outstanding at December 31, 2020 and 16,214,228 shares issued and outstanding at December 31, 2019	1,397	1,116
Additional paid-in capital	88,853	84,680
Accumulated deficit	(85,331)	(77,464)
Total shareholders’ equity	$4,919	$8,332

Total liabilities and shareholders’ equity	40,344	40,004

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31
	2020	2019
Revenues
Products	4,528	4,455
Services	7,242	12,020
Total revenues	11,770	16,475

Cost of revenues
Cost of products	2,178	2,425
Cost of services	4,011	7,702
Total cost of revenues	6,189	10,127

Gross profit	5,581	6,348

Operating expenses:
Research and development	2,386	3,971
Sales and marketing	1,721	3,526
General and administrative	4,074	5,389
Other expense, net	1,149	1,635
Total operating expenses	9,330	14,521

Operating loss	(3,749)	(8,173)

Financial expenses, net	(4,113)	(3,289)

Loss before income taxes	(7,862)	(11,462)

Income tax expense	(5)	(43)

Net loss	$(7,867)	$(11,505)

Net loss per share:
Basic and Diluted	$(0.45)	$(0.71)

Shares used in calculation of net income per share:
Basic and Diluted	17,386,369	16,149,597

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share capital	Additional Paid-in Capital	Accumulated deficit	Total Shareholders’ Equity

Balance as of December 31, 2018	16,126,237	1,110	84,399	(65,959)	19,550
Exercise of options and warrants	87,991	6	14	-	20
Stock based compensation	-	-	144	-	144
Receivable on account of share purchase	-	-	58	-	58
Detachable warrants	-	-	65	-	65
Net loss	-	-	-	(11,505)	(11,505)

Balance as of December 31, 2019	16,214,228	1,116	84,680	(77,464)	8,332
Exercise of options and Convertible loans	1,414,517	109	1,248	-	1,357
Stock based compensation	-	-	211	-	211
Share Issuance	2,370,000	172	2,772	-	2,944
Cancellation of Receivable on share purchase	-	-	(58)	-	(58)
Net loss	-	-	-	(7,867)	(7,867)

Balance as of December 31, 2020	19,998,745	1,397	88,853	(85,331)	4,919

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended	December 31
	2020	2019
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(7,867)	(11,505)

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	2,720	3,128
Stock-based compensation	211	144
Decrease (increase) in deferred tax	384	(125)
Decrease (increase) in accounts receivables, net	620	413
Decrease (increase) in other current assets	177	(10)
Decrease in inventories, net	242	523
Increase (decrease) in accounts payables	(681)	53
Increase(decrease) in employees and payroll accruals	(602)	456
Decrease in accrued severance pay	77	(6)
Increase (decrease) in accrued expenses and other liabilities, related parties & liability for earn out	(1,794)	(731)

Net cash used in operating activities	(6,514)	(7,660)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(812)	(414)
Capitalization of software development costs	(590)	(760)
Increase in severance pay fund	(169)	(1)

Net cash used in investing activities	(1,571)	(1,175)

CASH FLOWS - FINANCING ACTIVITIES
Related parties	(939)	2,218
Long-term Debt, Net	7,523	5,008

Receivable on account of share purchase	(58)	58
Capital Investment	2,945	-
Payment of liability for future earn-out in business combination	-	(60)
Proceeds from exercise of options and warrants, net	1,356	20
Net cash provided by (used in) financing activities	10,827	7,244

Increase (decrease) in cash, cash equivalents, and restricted cash	2,742	(1,591)
Cash, cash equivalents, and restricted cash - beginning of year	1,210	2,801

Cash, cash equivalents, and restricted cash - end of year	3,952	1,210

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

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform (“MAGNA”). The Company sells its products through marketing offices in the U.S, and Israel.

b.
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

c.	Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of and for the year ended December 31, 2020, the Company had an accumulated deficit of $85,331, and net cash used in operating activities of $6,514, compared to $7,660 for the year ended December 31, 2019.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2020, the Company had cash, cash equivalent and restricted cash of $3,952 and positive working capital of $5,343. Further, during 2020, the Company was underwent a cost optimization process to have a more efficient structure to operate through the Covid-19 imposed lockdowns, travel limitations and other related effects. During the optimization process, the Company has reduced its expenses through the reduction in its headcount and overhead costs that resulted in a reduction of operating expenses by 36%, between the years 2019 and 2020. Additionally, the Company secured financing of $20,000 during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2020, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $7,000 of subordinated debt (“Subordinated Debt”). The Company raised a gross amount of approximately $3,200 in a private placement in July 2020.  To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

In February 2021, the Company secured additional subordinated debt with gross proceeds of $7,000.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company additional access to capital if needed.

The Company believes that based on the above mentioned secured financings, management’s plans, significant cost savings and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

d.	Senior Secured Credit Facility and Subordinated Debt

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments.  In 2021 the Company expects to start making partial monthly amortization payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at the maturity date, which the company expects to be amended from September 2021 to September 2022.

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

In connection with the Credit Facility, the Investor received 25,000 warrants initially and an additional 75,000 warrants for amendments (the “Credit Facility Warrants”) and purchased 106,705 unregistered common shares at a share price of $1.87 from Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, were set to be issued at a strike price at a premium to the then current market price.

As of December 31, 2020, the outstanding principal, including accrued interest, of the Credit Facility was $15,625 and the aggregate balance for these Subordinated Debt was $7,407.

In February 2021, the Company secured through the issuance of an additional subordinated note, gross proceeds of $7,000. For the consideration of $7,000 in gross proceeds, SuperCom issued a 2-year unsecured, subordinated promissory note to a certain institutional investor. The note has a 5% annual coupon and a built-in increase to the balance of the note by 5% every 6 months, for any portion of the note which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of the note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of the note using its ordinary shares, subject to certain conditions being met.

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

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2020 and 2019.

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

As of December 31, 2020, and 2019 no impairment losses were identified.

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

For the years ended December 31, 2020 and 2019 the Company performed an annual impairment analysis and no impairment losses have been identified.

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

Under management decision, the patents acquired under Alvarion Ltd. and Safend Ltd. acquisitions during 2016, were not intended for internal use by the Company, and thus accounted for as Long lived assets held for sale. During 2019 and 2020, following management decision, the Company elected to enter into engagements with several brokers for the purpose of marketing and sale of those patents. Realization costs of the patents are immaterial.

For the years ended December 31, 2020 and 2019 the Company did not identify any triggers for impairment.

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

Severance expenses for the years ended December 31, 2020 and 2019 amounted to $304 and $756, respectively.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2020
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,791	$1,791
European countries	762	2,155	120	3,037
South America	-	21	-	21
United States	544	5,312	-	5,856
Israel	677	69	-	746
APAC	220	99	-	319
Total revenue	$2,203	$7,656	$1,911	$11,770

Timing of revenue recognition
Products and services transferred over time	$92	$6,020	$1,466	$7,578
Products transferred at a point in time	2,111	1,636	445	4,192
Total revenue	$2,203	$7,656	$1,911	$11,770

	Year ended December 31, 2019
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,468	$1,468
European countries	690	2,801	457	3,948
South America	-	30	-	30
United States	753	8,306	-	9,059
Israel	1,271	130	-	1,401
APAC	172	397	-	569
Total revenue	$2,886	$11,664	$1,925	$16,475

Timing of revenue recognition
Products and services transferred over time	$1,124	$9,982	$1,089	$12,195
Products transferred at a point in time	1,762	1,682	836	4,280
Total revenue	$2,886	$11,664	$1,925	$16,475

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance totals $9.75 million. The Company expects approximately 35% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 65% recognized thereafter.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2020 and 2019 financial statements.

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

The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 334,839 and 564,597 for the years ended December 31, 2020 and 2019, respectively.

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

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2020	2019
	$	$
Prepaid expenses	157	310
Advances to suppliers	308	343
Government institutions	124	20
Other	287	288
	876	961

NOTE 4:	INVENTORIES, NET

	December 31,
	2020	2019
	$	$
Raw materials, parts and supplies	1,256	1,414
Finished products	1,148	1,232

	2,404	2,646

As of December 31, 2020 and 2019, inventory is presented net of write offs for slow inventory in the amount of approximately $2,129 and $1,979, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
	$	$
Cost:

Computers and peripheral equipment	2,770	2,732
Office furniture and equipment	824	819
Trade Equipment	42	42
Leasehold improvements	196	196
Equipment in lease	1,899	1,125

	5,730	4,914
Accumulated depreciation:
Computers and peripheral equipment	2,650	2,631
Office furniture and equipment	735	728
Trade Equipment	33	25
Leasehold improvements	196	179
Equipment in lease	745	457

	4,359	4,020
Depreciated cost	1,371	894

Purchasing of Equipment for the years ended December 31, 2020 and 2019, were $812 and $414, respectively.

Depreciation expenses for the years ended December 31, 2020 and 2019, were $335 and $363, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	December 31, 2020			December 31, 2019
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	8,734	7,484	1,250	8,734	6,910	1,824
IP & Technology	7,019	3,959	3,060	7,019	3,389	3,630
Capitalized software development costs	7,265	5,305	1,960	6,675	4,064	2,611
	23,018	16,748	6,270	22,428	14,363	8,065

Amortization expenses amounted to $2,385 and $2,161 for the years ended December 31, 2020 and 2019, respectively.

NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2020	2019
	$	$
Liabilities related with the Smart ID acquisition (see note 8 c1)	805	805
Accrued marketing expenses	125	240
Professional services	155	283
Facilities	39	466
Legal contingent liability	60	60
Legal service providers	39	76
Authorities	382	-
Other accrued expenses	2,788	2,737
	4,393	4,667

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending 2020.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, 2020, are as follows:

2021	$285
2022	237
2023	78
$600

Rent expenses amounted to $753 and $1,133 for the years ended December 31, 2020 and 2019, respectively.

b.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $800 as a part of the ongoing terms of the contracts with existing customers and for tenders.

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

The regular corporate tax rate in Israel in 2020 and 2019 is 23%.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2020	2019
	$	$
Operating loss carry forwards	18,658	17,391
Reserves and allowances	2,589	1,599

Net deferred tax assets before valuation allowance	21,247	18,990
Valuation allowance	(21,121)	(18,480)

Net deferred tax assets	126	510

Deferred income taxes consist of the following:
Domestic	16,285	14,339
Valuation allowance	(16,159)	(13,829)
Net deferred tax assets	126	510

Foreign	4,962	4,651
Valuation allowance	(4,962)	(4,651)
	-	-

As of December 31, 2020, the Company and its subsidiaries, have provided a valuation allowance of $20,689 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $565 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.	Carryforward tax losses:

As of December 31, 2020, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $43,104, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $15,436, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2020, SuperCom’ s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $19,165 which expires in the years 2028 to 2037. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2014.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	INCOME TAX (cont.)

e.	loss before income tax consists of the following:

	Year ended December 31,
	2020	2019
	$	$
Domestic	(6,301)	(9,349)
Foreign	(1,561)	(2,113)
	(7,862)	(11,462)

Substantially, all tax expenses are as a result of changes in deferred taxes.

f.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2020	2019
	$	$
Loss before income tax, as reported in the consolidated statements of operations	(7,862)	(11,462)
Statutory tax rate in Israel	23%	23%

Theoretical tax benefit	(1,808)	(2,636)
Current year carryforward losses and other differences for which a valuation allowance was recorded	1,278	2,101
Changes in valuation allowance	48	104
Offset of Other non-current assets (accounted for as DTA element)	(56)	(56)
Changes in foreign currency exchange rate and other differences	5	(12)
Non-deductible expenses and other differences	538	542

Actual income tax expense (benefit)	5	43

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 "Fair Value Measurements and Disclosures", the Company measures its earn-out liability at fair value. Earn-out liability is classified within Level 3 as the valuation inputs are based on inputs that are unobservable.

The measurement of earn-out liability is based on of the revenues derived from two businesses acquired: Alvarion and OTI, over a period of two and seven years following the acquisition dates, respectively. During the year ended December 31, 2019, the Company had an adjustment through the statement of operations of $349. As of December 31, 2020, both earn-out programs are expired.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

December 31, 2020
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability	-	-	-	-
Total financial liability	$-	-	-	$-

	December 31, 2019
Description	Fair Value	Level 1	Level 2	Level 3
Earn-out liability	349	-	-	349
Total financial liability	$349	-	-	$349

NOTE 11:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

b.	Shareholders’ rights:

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

During the year 2018, the Company issued options to purchase up to 568,500 shares to several employees of the Company. The options (fair value of which was estimated at $1061) have a weighted average exercise price of $2.00.

During the year 2020, the Company did not grant any option to purchase shares.

2.	A summary of the Company’s stock option activity and related information is as follows:

	Year ended December 31
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	564,197	2.64	854,656	2.53
Granted	-	-	-	-
Exercised	(123,545)	0.1	(47,644)	0.1
Canceled and forfeited	(105,813)	2.94	(242,815)	1.93
Outstanding at end of year	334,839	2.31	564,197	2.64
Exercisable at end of year	193,089	1.73	315,822	3.32

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

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

Compensation expenses recognized by the Company related to its stock-based employee compensation awards were $211 and $144 for the years ended December 31, 2020 and 2019, respectively.

The following table summarizes the allocation of the stock-based compensation and warrants charge

	Year Ended December 31,
	2020	2019
	$	$
Cost of revenues	84	66
Research and development expenses	48	31
Selling and marketing expenses	77	29
General and administrative expenses	2	18

	211	144

The options outstanding and exercisable as of December 31, 2020, have been separated into ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	316,839	7.71	1.10	-	175,089	7.69	1.02	-
3.00-5.00	18,000	8.05	4.88	-	18,000	8.05	4.88	-
7.00-10.00	-	-	-	-	-	-	-	-
	334,839	7.73	1.34	-	193,089	7.73	1.41	-

The total intrinsic value of options exercised for the years ended December 31, 2020 and 2019 was $0    and $0, respectively, based on the Company’s average stock price of $1.04 and $1.01, during the years ended on those dates, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 11:	SHARE CAPITAL (Cont.)

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2020 and changes during the year ended December 31, 2020 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested as of December 31, 2019	248,375	1.92
Granted	-	-
Vested	(48,426)	2.00
Forfeited and canceled	(58,199)	2.45
Non-vested as of December 31, 2020	141,750	1.64

As of December 31, 2020, there was $174 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 1.64 years.

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

c.	As of December 31, 2020 and 2019, the Company accrued $391 and $305, respectively as expenses arising from related party management services.

d.
On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the chairman of the board and the CEO, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure loans that are given by them from time to time to the Company. As of December 31,2020, total loans were $1,358. These loans bear no interest and are not attached to any price index.
.
During the year 2020, Mr. Ordan Trabelsi had provided, from time to time, loans to the Company. As of December 31,2020, the total was $0. These loans bear no interest and are not attached to any price index

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

IoT: The Company’s IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling the customers to detect unauthorized movement of people, vehicles and other monitored objects. The Company provides all-in-one field proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions. The Company’s proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services.

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

As a result, all prior period information has been recast to reflect the new segment composition.

	Year ended December 31, 2020
	Cyber Security	IoT	e-Gov	Total
Revenues	2,203	7,656	1,911	11.770

Operating loss	581	(1,373)	(2,957)	(3,749)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	109	1,016	246	1,371

	Year ended December 31, 2019
	Cyber Security	IoT	e-Gov	Total
Revenues	2,886	11,664	1,925	16,475

Operating loss	(443)	(3,743)	(3,987)	(8,173)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	109	539	246	894

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2020	2019
Operating loss
Total operating loss of reportable segments	(3,749)	(8,173)
Financial expenses, net	(4,113)	(3,289)
Loss before income taxes	(7,862)	(11,462)

b.	Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2020		2019
	Total Revenues	Property and Equipment, net	Total revenues	Property and Equipment, net

	$	$	$	$
Africa	1,791	-	1,468	-
European countries	3,037	-	3,948	-
South America	21	-	30	-
United States	5,856	89	9,059	147
Israel	746	1,282	1,401	747
APAC	319	-	569	-

	11,770	1,371	16,475	894

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2020	2019
	$	$
Raw materials and equipment	2,926	4,225
Electronic monitoring	6,019	7,110
Treatment programs	1,640	2,731
Maintenance, royalties and project management	1,185	2,409

	11,770	16,475

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2020	2019
Customer A	11%	7%
Customer B	13%	-

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 14:	OTHER EXPENSE, NET

	Year ended December 31,
	2020	2019
	$	$
Doubtful debt provision	2,000	1,920
Change in liability for future earn-out	(59)	(202)
Other	(792)	(83)
Total other expense, net	1,149	1,635

Bad debt

The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2020	2019
	$	$
Balance at beginning of period	6,667	4,747
Provision during the period	2,000	1,920
Balance at end of period	8,667	6,667

NOTE 15:	FINANCIAL EXPENSES, NET

	2020	2019
	$	$
Financial expenses:

Interest, bank charges and fees	(3,812)	(1,946)
Exchange differences, net	(316)	(1,531)

Total financial expenses	(4,128)	(3,477)
Financial income:
Interest income	15	188

Total financial income	15	188

Total financial expenses, net	(4,113)	(3,289)

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 16:	Subsequent Events

b.
In February 2021, the Company secured through the issuance of a new subordinated note, additional gross proceeds of $7,000. For the consideration of $7,000in gross proceeds, SuperCom issued a 2-year unsecured, subordinated promissory note to a certain institutional investor. The note has a 5% annual coupon and a built-in increase to the balance of the note by 5% every 6 months, for any portion of the note which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of the note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of the note using its ordinary shares, subject to certain conditions being met.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	Chief Executive Officer

Dated: April 30, 2021