Form 20-F
period 2021-12-31
SuperCom Ltd
filed 2022-04-04
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

N/A

(Translation of Registrant’s name into English)

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

Ordinary Shares, par value NIS 0.25 per share: 28,239,372 (as of December 31, 2021)

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

Yes ☐     No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785, 333-121231, and on Form F-3 File No. 333-261442

INTRODUCTION

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

IoT and Connectivity

Our IoT products and solutions reliably identify, track and monitor people or objects in real time, enabling our customers to detect unauthorized movement of people, vehicles and other monitored objects. We provide all-in-one field proven IoT suite, accompanied with services specifically tailored to meet the requirements of an IoT solutions.  Our proprietary IoT suite of hybrid hardware, connectivity and software components are the foundation of these solutions and services. Our IoT division has primarily focused on growing the following markets: (i) public safety; (ii) healthcare and homecare; (iii) Smart Cities; (iv) Smart Campus; and (iv) transportation.

During 2006, we identified the growing electronic tracking and monitoring vertical markets for public safety, real time healthcare and homecare, and transportation management. We have developed the PureRF Hybrid suite of wrist devices, connectivity, and controlling software, from 2012 we have developed the next generation IoT suite of devices, connectivity and Monitoring software; the PureSecurity Hybrid Suite of wrist band, tags, beacons, PureCom, Pure Monitors, PureTrack and other components.

On January 1, 2016, we acquired Leaders in Community Alternatives, Inc., or LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

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

Cyber Security

During 2015, we identified the cyber security market as a very fast-growing market where we believe that SuperCom has major advantages due to synergic technologies and a shared customer base to our e-Gov, IoT and connectivity SBUs. In 2015, we acquired Prevision Ltd., or Prevision, a company with a strong presence in the market and a broad range of competitive and well-known cyber security services. During the first quarter of 2016, we acquired Safend Ltd, or Safend, an international provider of cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels.

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

The following summary consolidated financial data for and as of the five years ended December 31, 2021 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the two years ended December 31, 2021 and 2020 appear elsewhere in this Annual Report. Our selected consolidated financial data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this Annual Report.
Income Statement Data:
	Year Ended December 31,
	2021	2020	2019	2018	2017
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	12,267	11,770	16,475	21,882	33,264
Cost of revenues	6,063	6,189	10,127	13,743	20,351
Gross profit	6,204	5,581	6,348	8,139	12,913
Operating expenses:
Research and development	2,763	2,386	3,971	4,790	7,238
Selling and marketing	1,655	1,721	3,526	5,005	8,099
General and administrative	4,149	4,074	5,389	5,748	6,113
Other (income) expenses	4,374	1,149	1,635	2,271	(2,021)
Total operating expenses	12,941	9,330	14,521	17,814	19,429
Operating loss	(6,737)	(3,749)	(8,173)	(9,675)	(6,516)
Financial expenses, net	(3,396)	(4,113)	(3,289)	(335)	(538)
loss before income tax	(10,133)	(7,862)	(11,462)	(10,010)	(7,054)
Income tax (expense) benefit	(5)	(5)	(43)	5,730	393

Net (loss)	(10,138)	(7,867)	(11,505)	(15,740)	(6,661)

Per Share Data:
Basic loss per share	(0.39)	(0.45)	(0.71)	(1.03)	(0.45)
Diluted loss per share	(0.39)	(0.45)	(0.71)	(1.03)	(0.45)

	2021	2020	2019	2018	2017
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents and restricted cash	4,604	3,952	1,210	1,639	1,037
Total Current Assets	26,108	24,942	23,147	25,664	27,413
TOTAL ASSETS	42,119	40,344	40,004	44,349	54,198
Total Current Liabilities	5,603	19,599	14,313	13,543	17,960
Total Long-term Liabilities	32,124	15,827	17,359	11,256	3,531
SHAREHOLDERS’ EQUITY	4,392	4,919	8,332	19,550	32,707

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“U.S. GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2021, was NIS 3.11 per $1.00.

This Annual Report contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the section captioned “Risk Factors” that appears in this Annual Report in Item 3D “Key Information - Risk Factors.”

D.	Exchange Controls	63
E.	Taxation	63
F.	Dividends and Paying Agents	68
G.	Statement by Experts	68
H.	Documents on Display	68
I.	Subsidiary Information	68

v

 PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the 3 years ended December 31, 2021, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our business, operating results and financial condition.
In the year ended December 31, 2021, 10% of our consolidated net revenue is attributable to sales to one large customer.

In the year ended December 31, 2020, 23% of our consolidated net revenue is attributable to sales to two large customers.
In the year ended December 31, 2019, 7% of our consolidated net revenue is attributable to sales to one large customer.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global markets for our IoT and connectivity, e-Gov, and Cyber Security solutions are highly fragmented and intensely competitive. They are characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as IoT, e-Gov, and Cyber Security, are adopted by public and private sectors around the world, we may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the markets in which our IoT, e-Gov, and Cyber Security, compete expand, we expect additional competitors to enter the market. We cannot ensure that we will be able to maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

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

Although we have had profitable operations in one (1) of the last seven (7) years ended December 31, 2021, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. If we are unable to obtain adequate financing, when we require it, our business, financial condition and results of operations could be adversely affected. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Historically, we had profitable operations in one (1) of the last seven (7) years ended December 31, 2021 and have funded our business operations and capital expenditures primarily through equity and/or debt issuances (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

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

The global macroeconomic environment continues to be challenging and inconsistent and is being significantly impacted by the COVID-19 pandemic. During fiscal 2021, we continued to see a more broad-based weakening in the global macroeconomic environment which impacted our commercial and enterprise markets. We also experienced continuing weakness in the service provider market and emerging countries, and we expect ongoing uncertainty in these markets. Additionally, instability in the global credit markets, the impact of uncertainty regarding global central bank monetary policy, the instability in the geopolitical environment in many parts of the world including as a result of Russia’s hostile activities in Ukraine,1 the current economic challenges in China, including global economic ramifications of Chinese economic difficulties, and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2021 and 2020, approximately 44% and 50%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

The rules and regulations of the United States Federal Communications Commission (FCC), or the European CE, limit the radio frequency used by and level of power emitting from electronic equipment. Our Connectivity and IoT products and equipment are required to comply with these FCC and/or CE rules, which may require certification, verification or registration of the equipment with the FCC and CE. Certification and verification of new equipment requires testing to ensure the equipment’s compliance with the FCC’s and/or CE’s rules. The equipment must be labeled according to the FCC’s and/or CE’s rules to show compliance with these rules. Testing, processing of the FCC’s and/or CE’s equipment certificate or FCC registration and labeling may increase development and production costs and could delay introduction of our verification scanning device and next generation radio frequency technology scanning equipment into the U.S. and European markets. Selling, leasing or importing non-compliant equipment is considered a violation of FCC or CE rules and related law, and violators may be subject to an enforcement action by the related authorities. Any failure to comply with the applicable rules and regulations of the FCC and/or CE could have an adverse effect on our business, operating results and financial condition by increasing our compliance costs and/or limiting our sales in the United States and Europe.

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

An outbreak of a novel strain of coronavirus, COVID-19 in December 2019 subsequently became a pandemic after spreading globally, including the United States, and continues as of the date of this Annual Report. The COVID-19 pandemic materially adversely affected our financial results and business operations during the fiscal year ended December 31, 2021 The extent to which the coronavirus impacts our results will depend on future developments, including new information which may emerge concerning the severity of the coronavirus and the actions taken by us and our partners to contain the coronavirus or treat its impact, among others. Our estimate of the ultimate impact of the coronavirus pandemic, including the extent of any adverse impacts on our business, revenues, results of operations, cash flows and financial condition, which will depend on, among other things, the duration and spread of coronavirus, the impact of federal and local government actions that have been and continue to be taken in response, and the effectiveness of actions taken to contain or mitigate the pandemic and economic conditions is subject to significant uncertainty.

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
The ability of our employees to work may be significantly impacted by the coronavirus.

As of the date of this Annual Report, the COVID-19 pandemic continues. Our employees are being affected by the COVID-19 pandemic. Operationally, substantially all of our employees and consultants are working remotely, and we have restricted some of our production activities and business travel. The health of our workforce is of primary concern and we may need to enact further precautionary measures to help minimize the risk of our employees being exposed to the coronavirus. If significant portions of our workforce, including key personnel, are unable to work effectively because of illness, government actions or other restrictions in connection with the COVID-19 pandemic, any adverse impact of the pandemic on our businesses could be exacerbated. Furthermore, our management team is focused on mitigating the adverse effects of the COVID-19 pandemic, which has required and will continue to require a large investment of time and resources across our entire Company, thereby diverting their attention from other priorities that existed prior to the outbreak of the pandemic. If these conditions worsen, or last for an extended period of time, our ability to manage our business may be impaired, and operational risks, cybersecurity risks and other risks facing us even prior to the pandemic may be elevated.

We cannot predict the impact of the COVID-19 pandemic on our customers, suppliers, vendors, and other business partners, and the full effects of the COVID-19 pandemic are highly uncertain and cannot be predicted.

The COVID -19 pandemic is partially affecting our revenue partners, vendors and other business partners, and we are not able to assess the full extent of the current impact nor predict the ultimate consequences that will result therefrom.

We are continuously monitoring our own operations and intend to take appropriate actions to mitigate the risks arising from the COVID-19 pandemic to the best of our abilities, but there can be no assurances that we will be successful in doing so. To the extent we are able to obtain information about and maintain communications with our revenue partners, vendors and other business partners, we will seek to minimize disruptions to our revenue and distribution channels, but many circumstances will be beyond our control. Governmental action and/or regional quarantines may further result in labor shortages and work stoppages. All of these factors may have far-reaching direct and indirect impacts on our business, operations, and financial results and condition. The ultimate extent of the effects of the COVID-19 pandemic on our Company is highly uncertain and will depend on future developments which cannot be predicted. Even after the COVID-19 outbreak has subsided, we may continue to experience material adverse impact on our business as a result of its global economic impact, including any related recession, as well as lingering impact on demand for our services, our customers, suppliers, vendors and other business partners.

Risks Related to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	failing to meet in the financial projection or guidance;

•	Actual and anticipated market volatility due to the COVID-19;

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

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

Sigma Wave Ltd. (“Sigma”), which is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband Mr. Arie Trabelsi, a member of our board of directors, is the beneficial owner of approximately 16.1% of our outstanding ordinary shares as of December 31, 2021. Mrs. Trabelsi and Mr. Trabelsi are also the parents of Ordan Trabelsi, our CEO and President, and Barak Trabelsi, our COO and CTO. Such ownership interest gives Sigma the ability to influence our corporate affairs and to control our Company, including our management, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma may have influence over the outcome of most matters submitted to our shareholders, including the election of our directors, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of Sarbanes-Oxley governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of Sarbanes-Oxley requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year. We have identified material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2022. Also, since 2011, uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to comply with their undertakings under those agreements pursuant to force majeure provisions in such agreements. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

SuperCom Ltd. is a company organized under the laws of the State of Israel. Our registered office is located at 3 Rothschild Street, Tel-Aviv, Israel, and our telephone number is +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 160 Franklin Street, Suite 310, Oakland, CA, 94607, telephone number +1 (510) 505-2600.
The Company web address is SuperCom.com.
The SEC maintains an internet site located at https://www.sec.gov/edgar.com, that contains reports, other statements and other information regarding issuers that file electronically with the SEC.

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

On August 28, 2007, we purchased, through our wholly owned subsidiary, Vuance, Inc., all of the issued and outstanding stock capital of Security Holding Corp., or SHC, from Homeland Security Capital Corporation and other minority shareholders for approximately $4.34 million of our ordinary shares and direct expenses of approximately $600,000 in our ordinary shares. A total of 258,218 ordinary shares were issued to the sellers. SHC was a Delaware corporation engaged in the manufacture and distribution of RFID-enabled solutions, access control and security management systems. During the fourth quarter of 2007, SHC and its subsidiaries were merged into our Vuance, Inc. subsidiary.

In September 2007, we entered into a definitive agreement to acquire the credentialing division of Disaster Management Solutions Inc., or DMS. This acquisition complemented our former incident management solutions business and added the RAPTOR system to our former CSMS business, both of which were sold in 2010.

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

On November 12, 2015, we acquired Prevision, an Israeli based cyber security company. We paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism until the end of 2019. As of December 31,2021, no earn-out liability exists.

On January 1, 2016, we acquired LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. We paid $2.9 million at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of stand-alone LCA management revenue projections, as of January 2020 the contingent earn-out is no longer exists.

On March 13, 2016, we acquired Safend, an Israeli based cyber security company. Safend is an international provider of cutting-edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control. Safend maps sensitive information and controls data flow through email, web, external devices and additional channels. Founded in 2003, Safend sold its products to over 3,000 customers in the United States, Europe, and Asia, and more than three million software license seats deployed by multinational enterprises, government agencies and small to mid-size companies around the globe.

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

We identified the Cyber Security market as a fast-growing market where SuperCom has major advantages due to synergic technologies and shared customer bases with our e-Gov, and IoT divisions. In 2015, we acquired Prevision Ltd., a company with a broad range of competitive and well-known Cyber Security services. During the first quarter of 2016, we acquired Safend Ltd, an international provider of cutting-edge endpoint data protection guarding against corporate data loss and theft. We now have a platform of thousands of sophisticated enterprise customers which run our proprietary endpoint protection software and utilize our cyber security services. Through this platform we hope to more easily deploy additional innovations in cyber security, such as our proprietary Safe Mobile security software, to high quality enterprise customers.

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

Connectivity Products and Solutions

AVIDITY WBSac. The Avidity WBSac product series is a high-performance Wi-Fi indoor and outdoor access point series intended to enable mobile operators, business and enterprises to deliver high capacity and high-quality Wi-Fi solutions.

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

BreezeULTRA™ P6000. The BreezeULTRA family intends to provide high-capacity product in wireless broadband Point to Point communication license-exempt market. BreezeULTRA offers a bold combination of capacity, performance, organic growth and ease of use capabilities.

•	Optimized for high-capacity applications
•	Available in the Licensed Exempt frequencies: 5.1-5.9 GHz
•	High Performance - supporting up to 500 Mbps net throughput and distances of up to 50km/32 miles (w/high-gain antenna)
•	Dynamic up-link /down-link bandwidth allocation
•	Optimized performance of voice, video and data using four priorities of service
•	Optimized interference mitigation and NLOS performance
•	Ease of ordering, installation and configuration

Arena controller. Arena controller is an essential element for constructing large scale carrier wi-fi networks for hotspot/hotzones and cellular offloading services.

•	Cost effective and scalable network architecture with centralized control plane and distributed data plane
•	Supporting up to 5,000 AP’s and 50,000 users per controller
•	Control and manage AP and backhaul radio, including statistic and reporting
•	Automatic AP units detection, configuration and firmware distribution
•	Secured control layer management

•	Hotspots/Hotzones and cellular offloading services
•	Providing a single peer to the AAA

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

During the years ended December 31, 2021 and 2020, we have invested, $2.8 million and $2.4 million, respectively, in research and development. We anticipate that we will continue to invest up to 20% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 8 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including our employees and service providers located in the United States, Israel, and Philippines who sell and support our products in their regions. We are also represented by several independent representatives, resellers and distributors.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the two years ended December 31, 2021 and 2020 (all amounts in thousands of dollars):

	2021	2020
Africa	$1,586	1,791
Europe	2,912	3,037
South and center America	37	21
United States	6,820	5,856
Israel	757	746
Asia Pacific	155	319

Total	$12,267	11,770

As part of the Company’s decision to switch from one technology segment, e-government, into three technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the two years ended December 31, 2021 and 2020 (all amounts in thousands of dollars):

	Year ended December 31,
	2021	2020
e-Gov	$1,729	1,911
IoT	8,904	7,656
Cyber Security	1,634	2,203
Total	$12,267	11,770

The following table provides a breakdown of total revenue by products and services for the two years ended December 31, 2021 (all amounts in thousands of dollars):

	Year ended December 31,
	2021	2020
Revenues
Products	$4,475	4,528
Services	7,792	7,242

Total revenues	$12,267	11,770

Customer Service and Support

Customer service includes mainly maintenance and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in United States, Israel. We usually give our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because our current e-Gov, IoT, and Cyber Security solutions are more complex than our previously offered solutions and additional new products may be deployed.

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

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that Guidance (G4S), Attenti Monitoring, STOP (Securus), Omnilink (Sierra Wireless), Sentinel, BI (GeoGroup), and Buddi,   are our potential competitors with respect to our IoT products and solutions. We believe that Face Technologies, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Gemalto(Thales), Bundesdruckerei GmbH and Nadra are our potential competitors in the e-Gov products and solutions market. We believe that McAfee (Intel Security), Symantec, Sophos, and Trend Micro are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our e-Gov, IoT, and Cyber Security products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

The following reflects our active subsidiaries and affiliates as of April 4, 2022:

SuperCom Inc. - wholly owned.

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

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premise in Tel Aviv and Herzliya, Israel, under a new lease which started on April 1, 2021 and expires on March 30, 2023 with an option for 24-month extension. According to the lease agreements, the monthly fee (including management fees) is approximately $35,430.

We lease approximately 1,278 square meters of office premises in California for our U.S. subsidiary, LCA Inc., which under the current lease contracts expire between 2022, with a monthly fee of approximately $24,068.
We do not lease any facilities for any other subsidiary or branch.

Our total annual rental fees, for 2021 and 2020 were $714,000 and $753,000, respectively.

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

We are headquartered in Israel and operate internationally with subsidiaries in the New York, California, and other geographical regions where we attain and deploy new projects.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

2021 was an additional year of major operational challenges due to the Covid-19 global pandemic and its impact on our operations in Israel, USA and worldwide. Our sales, project operations and R&D processes have been materially affected by the Covid-19 related lockdowns, travels limitation, shipment limitations, productions stoppage, and inability to service or implement some of our contracts.  In order to minimize the impact of the Covid-19 on our business, we optimized the operations of the company, and decreased our operating costs. Except for our investment in R&D which continued to enhance our product offerings and competitive standing among our target markets. We also adapted our product offerings to the current Covid-19 environment and offered solutions to customers to help deal with some of the issues surrounding the global pandemic. The optimized corporation generated numerous new opportunities and project wins in our target markets, but required us to use resources in many cases that have yet to yield income to the group as part of multi-year government sale and project deployment life cycles. We believe that comparing between 2021-2020 and 2019-1018 cannot be done effectively without taking into account the material impact of Covid-19 on our business.
Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services, differ from agreement to agreement.

We generate a portion of our revenues from existing IoT, e-Gov, and Cyber Security long term services contracts, providing customers with  turn-key systems, our products, software licenses, integration, installation, training,  software upgrades, support, and multi-year maintenance services. Revenues from the sale of such services are generally recognized following delivery of such services and upon achievement of milestones as approved by our customers. A portion of these revenues are recurring in nature and billed monthly.

During 2016 we acquired Alvarion and Safend, which grew our suite of products from which we generate revenues. Revenues from the sale of such products are generally recognized upon delivery of Alvarion product, and over time for delivery of Safend products.

Costs and Operating Expenses

For the year 2021 and similar to 2020, our costs were materially impacted by the Covid-19 pandemic and attention of management was required to quickly adapt and optimize operational structures of the businesses as was described in the General section above.
Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities. In 2021, our research and development expenses were increased by 15%  compared to 2020.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs. In 2021, our sales and marketing was limited by the Covid-19 imposed travel limitation and lockdowns.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from year to year, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income. In 2021 Covid-19 related limitations and forces had a material effect on our operations revenue and income.

Operating Results

The following table sets forth selected our consolidated income statement data for each of the two years ended December 31, 2021 and 2020, expressed as a percentage of total revenues.
	2021	2020
Revenues	100%	100%
Cost of revenues	49.4	52.6
Gross profit	50.6	47.4
Operating expenses:
Research and development	22.5	20.3
Selling and marketing	13.5	14.6
General and administrative	33.8	34.6
Other expenses	35.7	9.8
Total operating expenses	105.5	79.3
Operating loss	(54.9)	(31.8)
Financial expenses, net	(27.7)	(34.9)
Loss before income tax	(82.6)	(66.8)
Income tax expense	(0.0)	(0.0)
Net Loss	(82.6)	(66.8)

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues

Our total revenues in 2021 were $12,267,000 compared to $11,770,000 in 2020, an increase of 4.2%. The composition of revenues has changed during the fiscal year ended December 31, 2021 as follows: (i) the e-Gov segment revenue was $1,729,000 in comparison to 1,911,000 in 2020, a decrease of 10% which reflects recurring revenue from some of our multiyear governments contracts (ii) the IoT segment revenue was $8,904,000 in comparison to $7,656,000 in 2020, an increase of 16.3% which is attributed to increase of revenue  in USA, offset by decline of revenue in the European market  due to operation limitations imposed by Covid-19 lockdowns and limitations on services based contracts mainly  in Europe; (iii) the Cyber Security segment revenue was $1,634,000 in comparison to $2,203,000 in 2020, a decrease of 25.8% which is mainly attributed a decrease in our revenue from our products license renewals, and our consulting-based cyber offering also due to Covid-19 imposed lockdowns and travel limitations on us and on our worldwide distributions channels and customers.

Gross Profit

Our gross profit during the fiscal year ended December 31, 2021 was $6,204,000 compared to $5,581,000 in 2020, an increase of 11.2%. The gross profit margin for 2021 was 50.6% compared to 47.4% in 2020. The increase in our gross profit margin is mainly attributable to (i) a decrease in COGS as a result of cost optimization processes (ii) a change in the mix of revenues, (iii) an increase of 16.3% in IoT revenue, which contributes higher than average gross margin, offset by (v) decrease of revenue from Cyber services contracts which contributes higher than average gross margin

Expenses

Our operating expenses (without other expenses) increased during the fiscal year ended December 31, 2021 to $8,567,000 from $8,181,000 in 2020, an increase of 4.7%. The increase in operating expenses was primarily due to (i) an increase of 15.8% in research and development expenses, (ii) an increase of 1.9% in general and administrative expenses mainly related to an increase in our administration headcount, (iii) a decrease of 3.8% in sales and marketing expenses mainly related to the significant decrease in our sales and marketing direct expenses and travels expenses derived from the significant Covid-19 lockdowns and travel limitations.

Our sales and marketing expenses decreased to $1,655,000 during the fiscal year ended December 31, 2021 from $1,721,000 in 2020, a decrease of 3.8%. The decrease in our sales and marketing expenses was primarily due to decrease in our sales and marketing direct expenses and travels expenses, derived from the significant Covid-19 lockdowns and travel limitations

Our research and development expenses decreased to $2,763,000 during the fiscal year ended December 31, 2021 from $2,386,000 in 2020, an increase of 15.8%. The increase in our research and development expenses was primarily due to increased needs in developing our IoT and Cyber Security products, to adapt our products line toward the healthcare market as the Covid-19 presented growing need for our technologies.

Our general and administrative expenses slightly increased to $4,149,000 during the fiscal year ended December 31, 2021 from $4,073,000 in 2020, an increase of 1.9%.

Other expense was $4,347,000 during the fiscal year ended December 31, 2021, compared to other expense of $1,149,000 in 2020. Other expenses in 2021 and 2020 represent mainly (i) a provision of bad debt, related mainly to African and Latin American government customers, amounting to $3,000,000 and $2,000,000 respectively and (ii) reorganization one-time expenses amounted to $1,300,000 in 2021 compared to other income amounted to $850,000 in 2020.

Financial (Expenses) Income, net

We had financial expenses, net of $3,396,000 during the fiscal year ended December 31, 2021 compared to $4,113,000 in 2020. A decrease of 17.5%. Financial expenses consist primarily of bank fees related to bid and performance guarantees issued to our customers, exchange rate effect, and interest expense and other related fee on the outstanding loans and credits lines we maintain. The decrease in financial expenses was also due to (i) an expense related to the changes in the exchange rate of the NIS against the U.S. dollar in 2021 compared to 2020 and (ii) an decrease in total interest fees and other related fees on the outstanding loans and credit lines in the full year of 2021 in comparison to the full year of 2020.

Income Tax

We recorded a tax expense of $5,000 for the fiscal year ended December 31, 2021 compared to a tax expense of $5,000 in 2020, which is mainly local and city taxes in USA.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended December 31, 2021, was $10,138,000 compared to a net loss of $7,867,000 in 2020. The increase in net loss is mainly related to (i) an increase of $3.2m in other expenses consist of bad debt provision of $3,000,000 and additional $1.347,000 in onetime expenses in 2021 compared to $1,149,000 in 2020, offset by; (ii) $0.7m decrease in financial expenses, and (iii) $0.8m increase in gross profit.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2020	(0.7)	(7.0)	6.3
2021	2.8	(3.3)	6.1

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

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinition of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 23% in 2020 and in 2021. For the years ended December 31, 2021 and 2020 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax.

In 2021, the USA federal tax rate was 21%, the state tax rate was 8.84% in CA and 6.5% in NY, the City tax rate was 6.5% in NYC. Our effective USA tax rate as for the year ended December 31, 2021 was 27.03%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of and for the year ended December 31, 2021, the Company had an accumulated deficit of $95,469, and net cash used in operating activities of $9,413 compared to $6,514 for the year ended December 31, 2020, also due to an increased investment in inventory and reduction in old account payables.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2021, the Company had cash, cash equivalent and restricted cash of $4,604 and positive working capital of $20,505.
Further, during 2020, the Company underwent a cost optimization process to have a more efficient structure to operate through the Covid-19 imposed lockdowns, travel limitations and other related effects. During the optimization process, the Company has reduced its expenses through the reduction in its headcount and overhead costs that resulted in a reduction of operating expenses by 36%, between the years 2020 and 2019.  During the year 2021 the Company maintained the efficient cost structure achieved during 2020, with similar operation expenses except for an increase of 15% in R&D expense.

Additionally, the Company secured financing of $20,000 during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $12,000 of subordinated debt (“Subordinated Debt”). The Company raised a gross amount of approximately $3,200 in a private placement in July 2020.  To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.
On March 1, 2022, the Company raised $4.65 million in a registered direct offering with a single accredited institutional investor of an aggregate of 3,130,000 of its ordinary shares, and 4,401,585 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.70 per share.
Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company additional access to capital if needed.
The Company believes that based on the above-mentioned secured financings, management’s plans, maintaining the cost savings and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	(9,413)	(6,514)
Net cash used in investing activities	(1,639)	(1,571)
Net cash provided by (used in) financing activities	11,704	10,827
Net increase(decrease) in cash and cash equivalents	652	2,742
Cash, cash equivalents and restricted cash at beginning of period	3,952	1,210
Cash, cash equivalents and restricted cash at end of period	4,604	3,952

Net cash used in operating activities for the year ended December 31, 2021, was $9,413,000, compared to net cash used by operating activities of $6,514,000 during the year ended December 31, 2020, an increase of $2,899,000. The increase was primarily due to a significant decrease in our trade payable by $1.5m and in accrued expenses by $2.9m in 2021 in comparison to 2020.

Net cash used in investing activities during the year ended December 31, 2021 was $1,639 ,000 compared to $1,571 ,000 during the year ended December 31, 2020.

Net cash provided by financing activities during the year ended December 31, 2021, was $11,704,000, and consisted mainly of long-term loans through 2 notes totaling gross proceeds of $12 million, compared to $10,827,000 during the year ended December 31, 2020, which consisted mainly of loans with gross proceeds of $7 million.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2021
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,586	$1,586
European countries	527	2,242	143	2,912
South America	1	36	-	37
United States	410	6,410	-	6,820
Israel	648	109	-	757
APAC	48	107	-	155
Total revenue	$1,634	$8,904	$1,729	$12,267

Timing of revenue recognition
Products and services transferred over time	$44	$7,176	$1,428	$8,648
Products transferred at a point in time	1,590	1,728	301	3,619
Total revenue	$1,634	$8,904	$1,729	$12,267

Transaction price allocated to the remaining performance obligations.

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations totals $8.27 million. The Company expects approximately 39% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 61% recognized thereafter.

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
With respect to our e-Gov business, in some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis, for the year 2020 and 2021 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $11,667,000 and $8,667,000 as of December 31, 2021 and 2020, respectively.

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

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2021, the number of employees in our research and development activities was 25. We spent $3,502,000 (out of which $739,000 were capitalized as cost of software to be sold),  and $2,976,000 (out of which $590,000 were capitalized as cost of software to be sold), in 2021 and 2020, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of “Item 5. Operating and Financial Review and Prospects” for a description of the Trend information relevant to us.
E.	Critical Accounting Estimates Disclosure

See discussion in Part B of “Item 5. Operating and Financial Review and Prospects” for a description of the Critical Accounting Estimates Disclosure relevant to us.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position, and a biographical description of each of our directors:

Name	Age	Position
Arie Trabelsi	64	Director
Menachem Mirski	65	Independent Director (1) (2)(3)
Oren Raoul De Lange	44	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	64	Independent Director (1)(2)(3)

(1)	“Independent Director"
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

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
Menachem Mirski is an Electrical Engineer the founder and a partner of Raz – El Ltd., a software and system development company located in Israel. He has more than 28 years of experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.
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

We are managed by our board of directors. Pursuant to our Articles of Association, the number of directors may be determined from time to time by the board of director. Directors are elected for a one year term ending at the following annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. However, if no directors are elected at an annual meeting, then the incumbents shall be deemed re-elected at the same meeting. The General Meeting may resolve that a director be elected for a period longer than the time ending at the next annual meeting but not longer than that ending at the third next annual meeting. The board of directors elects one of its members to serve as the Chairman.

Executive Officers and Key Employees

Our executive officers and certain key employees as of April 4, 2022 are:

Name	Age	Position
Ordan Trabelsi*	37	President, Chief Executive Officer
Barak Trabelsi*	36	Chief Operating Officer and CTO
Gil Alfi	51	Vice President Sales, Safend Ltd
Lester Villeneuve	54	Managing Director LCA , USA
Meir Vazana	50	Vice President Global Sales
Tzvika Mazor*	39	Vice President R&D

* Executive officer

Barak Trabelsi. Mr. Trabelsi joined us in January 2013 as director of new products development, He served as our VP of IoT from 2016 until February 21, 2021 and serves as VP and Chief Operating Officer since February 21, 2021. Previously and commencing in June 2011, he served as Senior Product Manager in Equinox Ltd. Prior to that, for four years, he served as VP of R&D of Sigma Wave, a wireless, security and internet focused company. Mr. Trabelsi has expertise in big data, cyber, mobile and internet networks technologies, and experience in product development and strategies. Mr. Trabelsi holds a BSc. Degree in Computer and Business from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.
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
Ordan Trabelsi. Mr. Trabelsi serves as our President and Chief Operating Officer since February 21, 2021. Previously he led our business and operations in the Americas through his roles as President of SuperCom Inc. and Leaders in Community Alternatives, Inc. He has been with the company since May 2013 as the second US employee and grew the business in the USA. He has also led numerous successful financings for the Company, including two public offerings. Trabelsi has experience in strategic merger and acquisition, financing and product strategies as well as technology expertise in security, cyber, mobile and internet networks technologies. Mr. Trabelsi holds a BSc. degree in Software and Electrical Engineering from the Technion - Israel Institute of Technology, and an M.B.A. degree from the Columbia University Business School, New York, both with distinction.
Meir Vazana, Mr. Meir Vazana joined SuperCom in January 2022 as VP Global Sales. He has extensive experience leading sales departments towards significant growth and building successful relationships with HLS customers worldwide.

Prior to joining SuperCom, Meir served in key sales, business development, and management positions in the telecom and HLS industries for more than 25 years for companies such as Sky Sapience, MSAB, Cellebrite and VIR. Meir holds an MBA degree from the Open University.
Tzvika Mazor, Mr. Tzvika Mazor joined SuperCom in April 2021 as VP R&D. He has extensive experience in web and software development, along with experience in business processes and digital strategy. Prior to joining SuperCom, he served as Director of Web and Front Office Applications at Stratasys. Tzvika holds a BSc. degree in Computer Sciences from The College of Management Academic Studies.

Lester Villeneuve, Mr. Lester Villeneuve has recently joined the SuperCom Group as the Executive Director for Leaders in Community Alternatives (LCA).  Jake is well versed and experienced working with a variety of offender risk / need populations, stakeholders, and collaborative partners. He has worked extensively with individuals in contact with the criminal justice system including several years as a Social Worker in a large urban jail, as a Senior Director of Community Justice for a large non-profit organization, and as the Director of Jail-Based Mental Health Services in San Diego.  Mr. Lester also spent 2 years with LCA, beginning in 2015 as the Director of the Sacramento ADRC in collaboration with County Probation there.  Jake holds a BA in Psychology from the University of Rhode Island and an MS in Criminal Justice from the University of New Haven.
B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2021.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (6 persons)	$543,535	$55,721

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2021 was approximately $543,535. This sum includes amounts paid for salary and commission and bonuses. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2021, we had set aside approximately $55,721 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,143 plus approximately $708 for every board or audit committee meeting attended.

As of December 31, 2021, our directors and executive officers as a group, then consisting of 6 persons, held options to purchase an aggregate of 54,000 ordinary shares, of which 54,000 were exercisable as of December 31, 2021, at an average exercise price of $0.1 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders and key employees during or with respect to the year ended December 31, 2021, as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Roni Goldzweig CTO, e-Gov	146,597	-	-	146,597
Arkady Tachman R&D director, e-Gov	182,577	-	-	182,577
Barak Trabelsi GM &Vice President, IoT	255,854	-	-	255.854
Billy Gurevich Commercial Director	155,753	-	-	155,753
Gil Alfi Vice President Sales, Cyber	224,527	46,875	-	271,402

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)
Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2021 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 12.c to our audited consolidated financial statements for the year ended December 31, 2021.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Arie Trabelsi	Director	February 24, 2019	Annual general meeting
Menachem Mirski	Independent Director	July 25, 2011	Annual general meeting
Oren Raoul De Lange	Independent Director	March 28, 2020	March 28, 2023
Shoshana Cohen Shapira	Independent Director	February 24, 2019	February 23, 2025

Our board of directors is presently comprised of 4 members, two of whom were elected as external directors under the provisions of the Israeli Companies Law. Our Articles of Association provide that the majority of the directors appointed to the board of directors will be independent directors. Mrs. Shapira, Mr. Mirski and Mr.  De Lange satisfy the applicable requirements for independence under our Articles of Association.

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

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee, whose role is to: (i) recommend to the board of directors a compensation policy for office holders, (ii) make recommendations to the shareholders once every three years on the approval of the continued validity of the compensation policy; (iii) recommend updates to the compensation policy from time to time and examine its implementation; (iv) determine whether to approve the terms of the service and employment of office holders that require the committee’s approval; and (v) exempt a related party transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee will consist of no fewer than three members, including all of our independent directors (who must constitute a majority of the members of the committee), with the remainder of the members of the compensation committee to be directors whose terms of service and employment were determined pursuant to the applicable regulations. The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee or participate in its meetings. We have established a compensation committee that is currently composed of Mrs. Shapira, Mr. Oren Raoul De Lange and Mr. Mirski

Management Employment Agreements

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company but excludes a shareholder whose power derives solely from its position on the board of directors or any other position at the company. A person is presumed to be a “controlling shareholder” if it holds or controls, by itself or together with others, one half or more of any one of the “Means of Control” of the company. “Means of Control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. For the purpose of related party translations, under the Companies Law, a controlling shareholder is also a shareholder who holds 25% or more of the voting rights if no other shareholder who holds more than 50% of the voting rights. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

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

As of December 31, 2021 and 2020, we had 114 and 94 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2021	Dec. 31, 2020
Research, Development & Operations	93	76
Marketing and Sales	8	7
Administration	13	11
Total	114	94

Over the past two years, the number of our employees by geographic area was as follows:

	Dec. 31, 2021	Dec. 31, 2020
Israel & Europe	53	44
United States	61	50
Total	114	94

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of December 31, 2021, regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi(3)	5,100,212	18.09%

Menachem Mirski	—	—

Shoshana Cohen Shapira	—	—

Oren Raoul De Lange	—	—

All executive officers and directors as a group (6 persons)	5,154,212	18.28%

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

(2)	The percentages shown are based on 28,239,372 ordinary shares issued and outstanding.

(3)
Sigma Wave Ltd. is controlled by Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,588,212 ordinary shares beneficially held by Sigma Wave Ltd. Mrs.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2021, 159,500 options were exercisable and 213,875 options were outstanding.

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

In June 2013, the Option plan was extended for another period of 10 years, until December 31, 2023.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	334,839	2.31	564,197	2.64
Granted	-	-	-	-
Exercised	(44,964)	0.41	(123,545)	0.1
Canceled and forfeited	(76,000)	2.22	(105,813)	2.94
Outstanding at end of year	213,875	1.23	334,839	2.31
Exercisable at end of year	159,500	1.28	193,089	1.73

We recognized compensation expenses related to our share-based employee compensation awards of $31,000 and $211,000 for the years ended December

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2021	2020
	$	$
Cost of revenues	7	84
Research and development expenses	12	48
Selling and marketing expenses	7	77
General and administrative expenses	5	2
	31	211

The options outstanding and exercisable as of December 31, 2021, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2021	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2021	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	207,875	7.09	1.11	-	153,500	7.10	1.13	-
3.00-5.00	6,000	7.00	4.96	-	6,000	7.00	4.96	-
	213,875	7.08	1.22	-	159,500	7.10	1.27	-

The total intrinsic value of options exercised during the years ended December 31, 2021, and 2020 was $0 and $0, respectively, based on our company’s average stock price of $1.16 and $1.04 during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2021 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2021	141,750	$1.64
Granted	-	$-
Vested	(54,375)	$1.07
Forfeited and canceled	(33,000)	$3.52
Non-vested at December 31, 2021	54,375	$1.07

As of December 31, 2021, and December 31, 2020, there was $66,000 and $174,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of December 31, 2021 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. 28,239,745 of our ordinary shares were outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Sigma Wave Ltd	4,588,212	16.25

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options and warrants exercisable within 60 days of December 31, 2021 and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 4,588,212 ordinary shares beneficially held by Sigma Wave Ltd. Mrs. Trabelsi and Mr. Trabelsi are also the parents of Ordan Trabelsi, our CEO and President, and Barak Trabelsi, our COO and CTO.
 Significant Changes in the Ownership of Major Shareholders

As of December 31, 2021, Sabby Volatility Warrant Master Fund beneficially owned less than 5% of our then outstanding ordinary shares.

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of December 31, 2021, there were approximately 27 record holders, of which 11 record holders holding approximately 89.45% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 88.49% of our outstanding ordinary shares as of such date).

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

Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012 until February 21, 2021. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi annual salary.
As of December 31, 2021 and 2020, we had accrued $103,000, $391,000, respectively as expenses arising from services provided by Mr. and Mrs. Trabelsi.

On April 29, 2012, the board of directors approved the recording of a floating charge on the Company’s assets in favor of Mr. and Mrs. Trabelsi, unlimited in amount, in order to secure loans that are given by them from time to time to the Company. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2021 ranged from $2,809 up to $2,662,470 and bore no interest.

As of December 31,2021, total loans were $172. These loans bear no interest and are not attached to any price index.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Legal Proceedings

We are party to legal proceedings in the normal course of our business. There are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us cannot be accurately predicted, we do not believe that any of the claims and lawsuits, will have a material adverse effect on our business, financial condition, results of operations or cash flows for any quarterly or annual period.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2021.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of December 31, 2021, we had 28,239,372 ordinary shares issued and outstanding.

Annual Stock Information

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on The NASDAQ Capital Market or the OTCQB Market, as applicable. All of the share price information provided below has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split effected on August 23, 2013.

Year	High	Low
2013	$5.65	$0.30
2014	$13.78	$4.85
2015	$13.84	$4.46
2016	$5.25	$2.62
2017	$4.36	$2.17
2018	$3.92	$1.32
2019	$1.75	$0.59
2020	$3.09	$0.37
2021	$2.24	$0.44

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ.

	High	Low

2019
First Quarter	$1.75	$1.38
Second Quarter	$1.49	$0.98
Third Quarter	$1.24	$0.59
Fourth Quarter	$0.80	$0.59

2020
First Quarter	$0.92	$0.37
Second Quarter	$3.09	$0.66
Third Quarter	$1.72	$0.72
Fourth Quarter	$1.10	$0.78

2021
First Quarter	$2.24	$1.08
Second Quarter	$1.68	$1.19
Third Quarter	$1.39	$0.98
Fourth Quarter	$1.09	$0.44

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
December 2021	$0.66	$0.44
January 2022	$0.56	$0.48
February 2022	$0.64	$0.52
March 2022	$0.71	$0.50
Through April 4, 2022	$0.55	$0.55

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are authorized to issue 48,000,000 ordinary shares par value NIS 0.25 per share, of which 28,239,372 ordinary shares were outstanding as of December 31, 2021.

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

Commencing as of December 2012, any changes to compensation terms of Officers are to be approved in accordance with the principles set forth in such amendments to the Israeli Companies Law as if a compensation policy was already in force. In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy. (See also Item 6. Directors, Senior Management and Employees – Board Practices – Compensation Committee.)

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

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would the control 25% or greater of the company’s voting rights. This rule does not apply if there is already another such shareholder which controls 25% or greater of the company’s voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold greater than a 45% voting rights in the company, unless there is another shareholder holding more than a 45% voting rights in the company. These requirements do not apply to: (i) the acquisition of shares in a private placement, provided that such private placement was approved by the general meeting of the company’s shareholders as a private placement purporting to confer to the offeree the control of 25% or greater of the company’s voting rights if the there is no other holder of such a block of shares, or purporting to confer to the offeree 45% of the voting rights in the company if there is no other person holding forty-five percent of the voting rights in the company; (ii) was from a shareholder which controls 25% or greater of the company’s voting rights which resulted in the acquirer becoming a shareholder of the company shareholder which controls 25% or greater of the company’s voting rights, or (iii) was from a shareholder holding a 45% of the voting in the company which resulted in the acquirer becoming a holder of a 45% of the voting rights in the company.  A special tender offer will only be considered accepted if: (i) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the shares of controlling shareholders of the offeror and excluding the holders of a 25% or more block of the voting rights in the company); and (ii) at least 5% of the voting rights in the company are purchased in the tender offer.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2021 and 2020.

On August 5, 2013, the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. In 2017 the Knesset approved additional reduction of 1% every year to 24% in 2017, 23% in 2018 onwards.

For the year 2021, our USA subsidiaries are subject to USA federal tax rate of 21%, to State tax rate of 8.84% in CA and 6.5% in NY, and to City tax of 6.5% in NYC.

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

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 651,600 (in 2021) (hereinafter “Surcharge Tax”).

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2021) for corporations.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2021 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2021), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2021 net income of approximately $0.7 million.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2021 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified during management’s assessment was a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company’s ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2021, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2021	2020
Audit fees	$155,000	$155,000
Audit-related fees	$-	$-
Tax fees	$-	$-
Total	$155,000	$155,000

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
1.3*	Amended Articles of Association of the Company
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.5	Form of Indemnification Letter (Statement of Exemption and Indemnification) (6)
8.1*	List of Subsidiaries
11.1	Code of Ethics (7)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HALPERIN CPA Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SuperCom Ltd. (the Company) as of December 31, 2021 and 2020, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the two years ended December 31, 2021 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment-

Description of the Matter

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of the reporting unit to it’s carrying value. The Company estimates fair value using the income method, which is based on the present value of estimated future cash flows attributable to the respective assets. This requires management to make significant estimates and assumptions related to forecasts of future net sales and earnings, including growth rates beyond a 10-year time period and discount rates. Changes in the assumptions could have a significant impact on either the fair value, the amount of any impairment charge, or both. Because the carrying values exceeded their estimated fair values, impairment of the Goodwill was recorded. Management determines the fair value of the reporting unit using the income approach. The income approach is based on a discounted cash flow model. The discounted cash flow model requires the exercise of significant judgment, including judgments and assumptions about appropriate discount rates and revenue growth.

Auditing management's goodwill impairment test of the reporting unit was complex and highly judgmental due to the estimation required by management in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions, such as management’s cash flow projections, including revenue growth operation margin, terminal value and the discount rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

To test the Company’s assessment of the goodwill impairment test, our audit procedures included, among others, evaluating the methodology used and testing the significant assumptions used by the Company in its analysis. We also performed sensitivity analyses of the significant assumptions, we evaluated management’s ability to accurately forecast net sales and earnings by comparing actual results to management’s historical forecasts and obtained appropriate explanations for the variances; examined management’s support for the current estimates and projections. We also involved our valuation specialist to assist in the evaluation of the Company’s valuation methods and certain significant assumptions.

Allowance for accounts receivables

Description of the Matter

As described further in Note 2 to the consolidated financial statements, the Company records an allowance for doubtful accounts when it determines that it is probable a receivable has been impaired, and the Company can reasonably estimate the amount of the incurred loss. This estimate is based on specific customer credit risk and credit evaluations. We identified the allowance for doubtful accounts as a critical audit matter.

The principal considerations for our determination that the allowance for doubtful accounts is a critical audit matter include the high degree of estimation uncertainty resulting from significant management judgment. There is also a high degree of subjectivity in management's assessment of the reasonableness of the allowance for doubtful accounts, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgement in auditing the estimate. Variations to this estimate could have a significant impact in the allowance recorded.

How We Addressed the Matter in Our Audit

•We obtained management’s assessment and calculation of the allowance for doubtful accounts, inquired of any known events that could impact the allowance calculation and obtained and inspected a sample of supporting documentation.

•We analyzed the changes in allowance by customer between years to understand the nature of the increase or decrease.

•We tested a sample of aged customer balances that had not been reserved, and inspected payments made and communications between management and the customer, to evaluate the completeness of the allowance for doubtful accounts.

Going concern assessment

Description of the Matter

As discussed in Notes 1c to the consolidated financial statements, the Company’s Management has concluded that there are no material uncertainties that give rise to significant doubt over the Company’s ability to continue as a going concern for at least twelve months from the date of the approval of the financial statements.

We identified management’s assumptions used to assess the Company’s ability to continue as a going concern as a critical audit matter due to inherent complexities and uncertainties related to the Company’s Management’s plans. Auditing these assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following:

◾
Assessing the reasonableness of key assumptions underlying management’s forecast operating cash flows, including revenue growth and gross margin assumptions and evaluating the reasonableness of management’s forecast operating cash flows.

◾	Evaluating the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required.
◾	Assessing management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusions reached by management.
◾	Assessing the effect of events and agreement signed after balance sheet date.

/s/ Halperin Ilanit.
Certified Public Accountants (Isr.)
PCAOB number 650100001

Tel Aviv, Israel
April 4, 2022

We have served as the Company’s auditor since 2020

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands, except share data)

	As of December 31,
	2021	2020
CURRENT ASSETS
Cash and cash equivalents	$3,537	$3,137
Restricted bank deposit	1,067	815
Accounts receivable, net of allowance for doubtful accounts of $11,667 and $8,667 as of December 31, 2021 and 2020, respectively (Note 13)	11,061	12,427
Other current assets (Note 3)	1,599	876
Inventories, net (Note 4)	3,561	2,404
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	26,108	24,942

LONG-TERM ASSETS
Severance pay funds	487	531
Deferred tax long term	202	204
Property and equipment, net (Note 5)	1,804	1,371
Other Intangible assets, net (Note 6)	5,610	6,270
Goodwill	7,026	7,026
Operating lease right-of-use asset	882	-
TOTAL LONG-TERM ASSETS	16,011	15,402

TOTAL ASSETS	42,119	40,344

CURRENT LIABILITIES
Short-term loans and other	207	7,204
Accounts payable	1,395	2,860
Employees and payroll accruals	2,119	2,627
Related parties (Note 11.c)	172	1,749
Accrued expenses and other liabilities (Note 7)	1,559	4,393
Deferred revenues	151	765
TOTAL CURRENT LIABILITIES	5,603	19,598

LONG-TERM LIABILITIES
Long-term loan (Note 1c)	30,451	14,952
Deferred revenues	49	49
Deferred tax liability LT	170	170
Accrued severance pay	529	656
Operating lease liabilities	925	-
TOTAL LONG TERM LIABILITIES	32,124	15,827

TOTAL LIABILITIES	37,727	35,425

Commitments and contingent liabilities (Note 8)

SHAREHOLDERS’ EQUITY (Note 10)
Ordinary shares, NIS 0.25 par value - authorized 48,000,000 shares, 28,239.372 shares issued and outstanding at December 31, 2021 and 19,998.745 shares issued and outstanding at December 31, 2020	2,028	1,397
Additional paid-in capital	97,833	88,853
Accumulated deficit	(95,469)	(85,331)
Total shareholders’ equity	$4,392	$4,919

Total liabilities and shareholders’ equity	42,119	40,344

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020
Revenues
Products	4,475	4,528
Services	7,792	7,242
Total revenues	12,267	11,770

Cost of revenues
Cost of products	1,935	2,178
Cost of services	4,128	4,011
Total cost of revenues	6,063	6,189

Gross profit	6,204	5,581

Operating expenses:
Research and development	2,763	2,386
Sales and marketing	1,655	1,721
General and administrative	4,149	4,074
Other expense, net	4,374	1,149
Total operating expenses	12,941	9,330

Operating loss	(6,737)	(3,749)

Financial expenses, net	(3,396)	(4,113)

Loss before income taxes	(10,133)	(7,862)

Income tax expense	(5)	(5)

Net loss	$(10,138)	$(7,867)

Net loss per share:
Basic and Diluted	$(0.39)	$(0.45)

Shares used in calculation of net income per share:
Basic and Diluted	26,198,102	17,386,369

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity

Balance as of December 31, 2019	16,214,228	1,116	84,680	(77,464)	8,332
Exercise of options and Convertible loans	1,414,517	109	1,248	-	1,357
Stock based compensation	-	-	211	-	211
Share Issuance	2,370,000	172	2,772	-	2,944
Cancellation of Receivable on share purchase	-	-	(58)	-	(58)
Net loss	-	-	-	(7,867)	(7,867)

Balance as of December 31, 2020	19,998,745	1,397	88,853	(85,331)	4,919
Exercise of options and Convertible loans	8,240,627	631	8,949	-	9,580
Stock based compensation	-	-	31	-	31
Net loss	-	-	-	(10,138)	(10,138)

Balance as of December 31, 2021	28,239,372	2,028	97,833	(95,469)	4,392

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2021	2020
CASH FLOWS - OPERATING ACTIVITIES
Net loss	(10,138)	(7,867)

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	2,228	2,720
Stock-based compensation	31	211
Decrease (increase) in deferred tax	2	384
Decrease (increase) in accounts receivables, net	1,366	620
Decrease (increase) in other current assets	(723)	177
Decrease in inventories, net	(1,157)	242
Increase (decrease) in accounts payables	(1,465)	(681)
Increase(decrease) in employees and payroll accruals	(508)	(602)
Decrease in accrued severance pay	(127)	76
Increase (decrease) in accrued expenses and other liabilities, related parties & liability for earn out	1,078	(1,794)

Net cash used in operating activities	(9,413)	(6,514)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(947)	(812)
Capitalization of software development costs	(736)	(590)
Increase in severance pay fund	44	(169)

Net cash used in investing activities	(1,639)	(1,571)

CASH FLOWS - FINANCING ACTIVITIES
Related parties	(1,577)	(939)
Long-term debt, net	5,680	7,523
Receivable on account of share purchase	-	(58)
Capital investment	-	2,945
Proceeds from exercise of options and warrants, net	7,601	1,356
Net cash provided by (used in) financing activities	11,704	10,827

Increase in cash, cash equivalents, and restricted cash	652	2,742
Cash, cash equivalents, and restricted cash - beginning of year	3,952	1,210

Cash, cash equivalents, and restricted cash - end of year	4,604	3,952

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

b.
In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During February until November of 2020, COVID-19 has spread globally, including in Israel, Asia, Europe, and America. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to lockdowns that had been mandated by governmental authorities or otherwise elected by companies as a preventive measure.

During 2021, The company’s business, trading and operations were impacted materially by COVID-19. COVID-19 related imposed government restrictions in California, Israel and other geographies limited our ability to interact with our clients to provide full services as well as adding new clients to our monitoring programs given court systems shutdown. During most of the year 2021, the government imposed lockdowns and travel restrictions also hindered proper project deployment, productions, support, sales and R&D processes: (i) had prevented our sales teams to meet customers and demonstrate our products, (ii) had prevented our support teams to travel and visit customers in order to provide the adequate support and upgrades to our products (iii) had prevented our customers to complete tenders, purchases, (iv) had prevented proper collection of our client debt due to travel limitation or liquidity problems with our customers, (v) had prevented our customers and partners to complete the integrations and deployments of the Company current contacts. As the Company relies on manufacturers of components of our products in Far East, Israel, and USA, some of such components had not produced and/or shipped to the Company or to its customers.

COVID-19 continuous spread and protective measures taken by the authorities may continue to adversely affect our future results of operations, cash flows and financial condition.

c.
Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of and for the year ended December 31, 2021, the Company had an accumulated deficit of $95,469, and net cash used in operating activities of $9,413 compared to $6,514 for the year ended December 31, 2020, also due to an increased investment in inventory and reduction in old account payables.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2021, the Company had cash, cash equivalent and restricted cash of $4,604 and positive working capital of $20,505.

Further, during 2020, the Company underwent a cost optimization process to have a more efficient structure to operate through the Covid-19 imposed lockdowns, travel limitations and other related effects. During the optimization process, the Company has reduced its expenses through the reduction in its headcount and overhead costs that resulted in a reduction of operating expenses by 36%, between the years 2020 and 2019. During the year 2021 the Company maintained the efficient cost structure achieved during 2020, with similar operation expenses except for an increase of 15% in R&D expense.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL (cont.)

Additionally, the Company secured financing of $20,000 during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $12,000 of subordinated debt (“Subordinated Debt”). The Company raised a gross amount of approximately $3,200 in a private placement in July 2020. To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

On March 1, 2022, the Company raised $4.65 million in a registered direct offering with a single accredited institutional investor of an aggregate of 3,130,000 of its ordinary shares, and 4,401,585 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.70 per share.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company additional access to capital if needed.

The Company believes that based on the above-mentioned secured financings, management’s plans, maintaining the cost savings and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

d.
Senior Secured Credit Facility and Subordinated Debt

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments. In 2023 the Company expects to start making partial monthly amortization payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at the maturity date, which the company expects to be amended to December 2023.

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

In 2021, the Company secured through the issuance of an additional subordinated notes, gross proceeds of $12,000. For the consideration of $12,000 in gross proceeds, SuperCom issued a two-year unsecured, subordinated promissory note to a certain institutional investor, one in February 2021 and the other in June 2021, both with similar structures and terms. The notes have a 5% annual coupon and a built-in increase to the balance of the notes by 5% every 6 months, for any portion of the notes which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of either note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of either note using its ordinary shares, subject to certain conditions being met. The Company converted the remaining balance of the subordinated notes issued in 2020 amounted to $8.240 to the Company’s ordinary shares.

As of December 31, 2021, the outstanding principal, including accrued interest, of the Credit Facility was $16,270 and the aggregate balance for these Subordinated Debt was $13,637.

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
a.
Use of estimates:

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions include (i) Revenue Recognition; (ii) Allowance for Doubtful Accounts; (iii) Deferred Income Taxes and (iv) measurement of the fair value of intangible assets and goodwill.

b.
Financial statements in U.S. dollars:

Most of the revenues of the Company are received in U.S. dollars. In addition, a substantial portion of the costs of the Company are incurred in U.S. dollars. Therefore, management believes that the dollar is the currency of the primary economic environment in which the Company operate. Thus, the functional and reporting currency of the Company is the U.S. dollar.

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

d.
Cash and cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2021 and 2020.

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

As of December 31, 2021, and 2020 no impairment losses were identified.

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

For the years ended December 31, 2021 and 2020 the Company performed an annual impairment analysis and no impairment losses have been identified.

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

Under management decision, the patents acquired under Alvarion Ltd. and Safend Ltd. acquisitions during 2016, were not intended for internal use by the Company, and thus accounted for as Long lived assets held for sale. During 2020 and 2021, following management decision, the Company elected to enter into engagements with several brokers for the purpose of marketing and sale of those patents. Realization costs of the patents are immaterial.

For the years ended December 31, 2021 and 2020 the Company did not identify any triggers for impairment.

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

Severance expenses for the years ended December 31, 2021 and 2020 amounted to $385 and $304, respectively.

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

Software Maintenance and Support Services Revenue

Software maintenance and support services contracts are sold in conjunction with the Company’s software products for its e-Gov, IoT and Connectivity, and Cyber Security revenue streams. The contract terms for software maintenance and support span one to five years in length and provide customers with the rights to unspecified software product updates if and wh en available, online and telephone access to technical support personnel.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2021
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,586	$1,586
European countries	527	2,242	143	2,912
South America	1	36	-	37
United States	410	6,410	-	6,820
Israel	648	109	-	757
APAC	48	107	-	155
Total revenue	$1,634	$8,904	$1,729	$12,267

Timing of revenue recognition
Products and services transferred over time	$44	$7,176	$1,428	$8,648
Products transferred at a point in time	1,590	1,728	301	3,619
Total revenue	$1,634	$8,904	$1,729	$12,267

	Year ended December 31, 2020
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,791	$1,791
European countries	762	2,155	120	3,037
South America	-	21	-	21
United States	544	5,312	-	5,856
Israel	677	69	-	746
APAC	220	99	-	319
Total revenue	$2,203	$7,656	$1,911	$11,770

Timing of revenue recognition
Products and services transferred over time	$92	$6,020	$1,466	$7,578
Products transferred at a point in time	2,111	1,636	445	4,192
Total revenue	$2,203	$7,656	$1,911	$11,770

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance totals $8.27 million. The Company expects approximately 39% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 61% recognized thereafter.

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
Research and development costs and software development costs:

Research and development costs are expensed as incurred. Software development costs eligible for capitalization are accounted for in accordance with 985-20 Software - Costs of Software to be Sold, Leased or Marketed. Capitalization of software development costs for products to be sold to third parties begins upon the establishment of technological feasibility and ceases when the product is available for general release. Amortization is calculated and provided over the estimated economic life of the software, using the greater of (i) straight-line method or if applicable (ii) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product. Amortization commences when developed software is available for general release to clients.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2021 and 2020 financial statements.

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

r.
Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method. The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 2.877 million and 334,839 for the years ended December 31, 2021 and 2020, respectively

s.
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

v.
Leases:

The Company adopted ASU 2016-02, Leases (“Topic 842” or “ASC 842”) on January 1, 2021, using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less can be accounted for in a manner similar to the accounting for operating leases under ASC 840. The ASC 842 requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 for sales-type leases, direct financing leases and operating leases.

The Company leases real estate and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance, and other operating expenses.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, the Company classifies the lease as an operating lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as finance income or expense. Several of the Company’s leases include options to extend the lease. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company's ROU assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events in circumstances indicate that the carrying amount of an asset may not be recoverable.

The ASC 842 provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected to not separate lease and non-lease components for all of the Company’s leases.

Upon adoption as of January 1, 2021, the Company recorded right-of-use leased assets and corresponding liabilities of $1200. See Note 8 for further information on leases.

w.
Recent accounting pronouncements

ASU 2019-12, Income Taxes
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes, eliminates certain exceptions to the general principles in Topic 740 and clarifies certain aspects of the current guidance to improve consistent application among reporting entities. ASU 2019-12 is effective is effective for annual periods beginning after January 1, 2022 and interim periods within annual periods beginning after January 1, 2023, and early adoption was permitted. The Company is currently evaluating the effect the adoption of ASU 2019-12 will have on its consolidated financial statements.

ASU 2020-06, Debt - Debt with Conversion and Other Options,
In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and(2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 is effective for interim and annual periods beginning after January 1, 2024, and early adoption was permitted. The Company is currently evaluating the impact that the adoption of ASU 2020-06 will have on the Company’s consolidated financial statement presentation or disclosures.

Other new pronouncements issued but not effective as of December 31, 2021 are not expected to have a material impact on the Company’s consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2021	2020
	$	$
Prepaid expenses	209	157
Advances to suppliers	323	308
Government institutions	208	124
Other	859	287
	1,599	876

NOTE 4:	INVENTORIES, NET

	December 31,
	2021	2020
	$	$
Raw materials, parts and supplies	1,947	1,256
Finished products	1,614	1,148

	3,561	2,404

As of December 31, 2021 and 2020, inventory is presented net of write offs for slow inventory in the amount of approximately $3,148 and $2,129 , respectively.

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
	$	$
Cost:

Computers and peripheral equipment	3,040	2,770
Office furniture and equipment	850	824
Trade Equipment	42	42
Leasehold improvements	210	196
Equipment in lease	2,534	1,898

	6,676	5,730
Accumulated depreciation:
Computers and peripheral equipment	2,729	2,650
Office furniture and equipment	735	735
Trade Equipment	39	33
Leasehold improvements	197	196
Equipment in lease	1,172	745

	4,872	4,359
Depreciated cost	1,804	1,371

Purchasing of Equipment for the years ended December 31, 2021 and 2020, were $946 and $812, respectively.

Depreciation expenses for the years ended December 31, 2021 and 2020, were $513 and $335, respectively.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 6:	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	December 31, 2021			December 31, 2020
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	8,734	7,798	936	8,734	7,484	1,250
IP & Technology	7,019	4,524	2,495	7,019	3,959	3,060
Right of use	1,200	318	882	-	-	-
Capitalized software development costs	8,001	5,822	2,179	7,265	5,305	1,960
	24,954	18,462	6,492	23,018	16,748	6,270

Amortization expenses amounted to $1,396 and $2,385 for the years ended December 31, 2021 and 2020, respectively.
NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2021	2020
	$	$
Liabilities related with the Smart ID acquisition (see note 8 c1)	-	805
Accrued management services	86	125
Professional services	206	155
Facilities	136	39
Legal contingent liability	67	60
Legal service providers	28	39
Authorities	393	382
Other accrued expenses	643	2,788
	1,559	4,393

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premise in Tel Aviv and Herzliya, Israel, under a new lease which started on April l 1, 2021 and expires on March 30, 2023 with an option for 24-month extension. According to the lease agreements, the monthly fee (including management fees) is approximately $35,430.

We lease approximately 1,278 square meters of office premises in California for our U.S. subsidiary, LCA Inc., which under the current lease contracts expire in 2022, with a monthly fee of approximately $24,068.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, 2021, are as follows:

2022	$502
2023	432
2024	103
Total operating lease payments	$1,037
Less: imputed interest	(112)
Present value of lease Liabilities	$925

Rent expenses amounted to $714 and $753 for the years ended December 31, 2021 and 2020, respectively.

b.	Guarantees, indemnity and liens:

1.
The Company and its subsidiaries issued bank guaranties in the total amount of approximately $1,067 as a part of the ongoing terms of lease contracts, contracts with existing customers and for tenders.

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

The Company is party to legal proceedings in the normal course of our business. There are no material pending legal proceedings to which the Company is a party or of which our property is subject. Although the outcome of claims and lawsuits against the Company cannot be accurately predicted, we do not believe that any of the claims and lawsuits, will have a material adverse effect on the Company business, financial condition, results of operations or cash flows for any quarterly or annual period.

NOTE 9:	INCOME TAX

a.	Changes in Israeli corporate tax rates: The regular corporate tax rate in Israel in 2021and 2020 is 23%.

b.	Our USA subsidiaries were subject to federal tax rate of 21% in 2020 and 2021, state tax of 8.84% in CA and 6.5% in NY, and city tax of 6.5% in NYC.

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2021	2020
	$	$
Operating loss carry forwards	20,150	18,658
Reserves and allowances	4,206	2,589

Net deferred tax assets before valuation allowance	24,356	21,247
Valuation allowance	(23,797)	(21,121)

Net deferred tax assets	559	126

Deferred income taxes consist of the following:
Domestic	19,521	16,285
Valuation allowance	(18,963)	(16,159)
Net deferred tax assets	558	126

Foreign	4,835	4,962
Valuation allowance	(4,835)	(4,962)
	-	-

As of December 31, 2021, the Company and its subsidiaries, have provided a valuation allowance of $23,797 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $565 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 9:	INCOME TAX (cont.)

d.
Carryforward tax losses:

As of December 31, 2021, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $49,833, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $16,450, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2021, SuperCom’ s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $18,558 which expires in the years 2028 to 2037. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2015.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

e.	loss before income tax consists of the following:

	Year ended December 31,
	2021	2020
	$	$
Domestic	(10,616)	(6,301)
Foreign	483	(1,561)
	(10,133)	(7,862)

Substantially, all tax expenses are as a result of changes in deferred taxes.

f.
Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2021	2020
	$	$
Loss before income tax, as reported in the consolidated statements of operations	(10,133)	(7,862)
Statutory tax rate in Israel	23%	23%

Theoretical tax benefit	(2,331)	(1,808)
Current year carryforward losses and other differences for which a valuation allowance was recorded	1,438	1,278
Changes in valuation allowance	-	48
Offset of Other non-current assets (accounted for as DTA element)	(56)	(56)
Changes in foreign currency exchange rate and other differences	788	5
Non-deductible expenses and other differences	166	538

Actual income tax expense (benefit)	5	5

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

b.	Shareholders’ rights:

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

In June 2013, the Option plan was extended for another period of ten years, until December 31, 2023.

During the years 2019, 2020 and 2021, the Company did not grant any option to purchase shares.

2.	A summary of the Company’s stock option activity and related information is as follows:

	Year ended December 31
	2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	334,839	2.31	564,197	2.64
Granted	-	-	-	-
Exercised	(44,964)	0.41	(123,545)	0.1
Canceled and forfeited	(76,000)	2.22	(105,813)	2.94
Outstanding at end of year	213,875	1.23	334,839	2.31
Exercisable at end of year	159,500	1.28	193,089	1.73

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	SHARE CAPITAL (Cont.)

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

Compensation expenses recognized by the Company related to its stock-based employee compensation awards were $31 and $211 for the years ended December 31, 2021 and 2020, respectively.

The following table summarizes the allocation of the stock-based compensation and warrants charge

	Year e Ended December 31,
	2021	2020
	$	$
Cost of revenues	7	84
Research and development expenses	12	48
Selling and marketing expenses	7	77
General and administrative expenses	5	2

	31	211

The options outstanding and exercisable as of December 31, 2021, have been separated into ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2021	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2021	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-2.00	207,875	7.09	1.11	-	153,500	7.10	1.13	-
3.00-5.00	6,000	7.00	4.96	-	6,000	7.00	4.96	-
	213,875	7.08	1.22	-	159,500	7.10	1.27	-

The total intrinsic value of options exercised for the years ended December 31, 2021 and 2020 was $0 and $0, respectively, based on the Company’s average stock price of $1.16 and $1.04, during the years ended on those dates, respectively.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 10:	SHARE CAPITAL (Cont.)

A summary of the status of the Company’s non-vested options granted to employees as of December 31, 2021 and changes during the year ended December 31, 2021 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested as of December 31, 2020	141,750	1.64
Granted	-	-
Vested	(54,375)	1.07
Forfeited and canceled	(33,000)	3.52
Non-vested as of December 31, 2021	54,375	1.07

As of December 31, 2021, there was $66 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 0.61 years.

d.
Private placements and warrants:

During 2019, the Company issued 348,132 warrants to purchase the Company ordinary shares at an exercise price of $0.76 per share.

During 2020 and 2021, the Company issued 2.38 million warrants to purchase the Company ordinary shares at an exercise price of $1.7 per share. The warrants are exercisable until July 2025.

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

b.
Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012 until February 21, 2021. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

c.	As of December 31, 2021 and 2020, the Company accrued $103 and $391, respectively as expenses arising from related party management services.

d.
On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Mr. and Mrs. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure loans that are given by them from time to time to the Company. As of December 31,2021, total loans were $172. These loans bear no interest and are not attached to any price index.

NOTE 12:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

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

As a result, all prior period information has been recast to reflect the new segment composition.

	Year ended December 31, 2021
	Cyber Security	IoT	e-Gov	Total
Revenues	1,634	8,904	1,729	12,267

Operating loss	400	(3,004)	(4,133)	(6,737)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	47	1,543	214	1,804

	Year ended December 31, 2020
	Cyber Security	IoT	e-Gov	Total
Revenues	2,203	7,656	1,911	11,770

Operating loss	581	(1,373)	(2,957)	(3,749)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	109	1,016	246	1,371

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2021	2020
Operating loss
Total operating loss of reportable segments	(6,737)	(3,749)
Financial expenses, net	(3,396)	(4,113)
Loss before income taxes	(10,133)	(7,862)

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 12:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.
Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2021		2020
	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$
Africa	1,586	-	1,791	-
European countries	2,912	-	3,037	-
South America	37	-	21	-
United States	6,820	47	5,856	89
Israel	757	1,757	746	1,282
APAC	155	-	319	-

	12,267	1,804	11,770	1,371

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2021	2020
	$	$
Raw materials and equipment	1,119	2,926
Electronic monitoring	6,393	6,019
Treatment programs	3,292	1,640
Maintenance, royalties and project management	1,463	1,185

	12,267	11,770

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2021	2020
Customer A	-	11%
Customer B	10%	13%

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands (except per share data)

NOTE 13:	OTHER EXPENSE, NET

	Year ended December 31,
	2021	2020
	$	$
Doubtful debt provision	3,000	2000
Change in liability for future earn-out	689	(59)
Other	683	(792)
Total other expense, net	4,372	1,149

Bad debt The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:
	Year ended December 31,
	2021	2020
	$	$
Balance at beginning of period	8,667	6,667
Provision during the period	3,000	2,000
Balance at end of period	11,667	8,667

NOTE 14:	FINANCIAL EXPENSES, NET

	2021	2020
	$	$
Financial expenses:

Interest, bank charges and fees	(3,642)	(3,812)
Exchange differences, net	246	(316)

Total financial expenses	(3,396)	(4,128)
Financial income:
Interest income	-	15

Total financial income	-	15

Total financial expenses, net	(3,396)	(4,113)

NOTE 15:	Subsequent Events

a.
On March 1, 2022, (the “Closing Date”) the Company raised $4.65 million in a registered direct offering with a single accredited institutional investor (the “Purchaser”) of an aggregate of 3,130,000 of its ordinary shares, par value NIS 0.25 per share (the “ordinary shares”), and 4,401,585 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.70 per share. The private warrants will be exercisable beginning on the six-month anniversary of the Closing Date and will expire five years and six months following the Closing Date. These offerings were effected pursuant to the Securities Purchase Agreement, dated as of February 25, 2022 (the “Purchase Agreement”), with a single accredited institutional investor.

b.
In February 2022, Russia launched a military invasion into Ukraine. While as of the date of issuance of this annual report there have not been material impacts associated with the military invasion, management is continuously monitoring the developments to assess potential future impacts

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	Chief Executive Officer

Dated: April 4, 2022