Form 20-F
period 2022-12-31
SuperCom Ltd
filed 2023-04-20
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Ordan Trabelsi, Chief Executive Officer
SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106, Israel
+972-9-8890850 (phone); +972-9-8890820 (fax)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 2.5 Par Value	SPCB	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 2.5 per share: 4,206,327 issued and outstanding (as of December 31, 2022)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The following summary consolidated financial data for and as of the five years ended December 31, 2022 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the two years ended December 31, 2022 and 2021 appear elsewhere in this Annual Report. Our selected consolidated financial data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F (this “Annual Report”).

Income Statement Data:

	Year Ended December 31,
	2022	2021	2020	2019	2018
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	17,649	12,267	11,770	16,475	21,882
Cost of revenues	11,261	6,063	6,189	10,127	13,743
Gross profit	6,388	6,204	5,581	6,348	8,139
Operating expenses:
Research and development	3,412	2,763	2,386	3,971	4,790
Selling and marketing	2,657	1,655	1,721	3,526	5,005
General and administrative	5,186	4,149	4,074	5,389	5,748
Other (income) expenses	1,138	4,374	1,149	1,635	2,271
Total operating expenses	12,393	12,941	9,330	14,521	17,814
Operating loss	(6,005)	(6,737)	(3,749)	(8,173)	(9,675)
Financial expenses, net	(1,751)	(3,396)	(4,113)	(3,289)	(335)
loss before income tax	(7,756)	(10,133)	(7,862)	(11,462)	(10,010)
Income tax (expense) benefit	299	(5)	(5)	(43)	5,730

Net (loss)	(7,457)	(10,138)	(7,867)	(11,505)	(15,740)

Per Share Data:
Basic loss per share	(2.0)	(3.9)	(4.5)	(7.1)	(10.3)
Diluted loss per share	(2.0)	(3.9)	(4.5)	(7.1)	(10.3)

	2022	2021	2020	2019	2018
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents and restricted cash	4,505	4,604	3,952	1,210	1,639
Total Current Assets	26,290	26,108	24,942	23,147	25,664
TOTAL ASSETS	42,040	42,119	40,344	40,004	44,349
Total Current Liabilities	5,239	5,603	19,599	14,313	13,543
Total Long-term Liabilities	33,670	32,124	15,827	17,359	11,256
SHAREHOLDERS’ EQUITY	3,131	4,392	4,919	8,332	19,550

- ii -

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“U.S. GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2022, was NIS 3.519 per $1.00.

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
- iii -

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	Reserve	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1

ITEM 4.	INFORMATION ON THE COMPANY	15

A.	History and Development of the Company	15
B.	Business Overview	17
C.	Organizational Structure	27
D.	Property, Plants and Equipment	27

ITEM 4A.	UNRESOLVED STAFF COMMENTS	28

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28

A.	Operating Results	28
B.	Liquidity and Capital Resources	33
C.	Research and Development, Patents and Licenses, etc.	38
D.	Trend Information	38
E.	Off-Balance Sheet Arrangements	38
F.	Tabular Disclosure of Contractual Obligations	38

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38

A.	Directors and Senior Management	38
B.	Compensation	40
C.	Board Practices	41
D.	Employees	48
E.	Share Ownership	49

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51

A.	Major Shareholders	51
B.	Related Party Transactions	52
C.	Interests of Experts and Counsel	52

ITEM 8.	FINANCIAL INFORMATION	52

A.	Consolidated Statements and Other Financial Information	52
B.	Significant Changes	52

ITEM 9.	THE OFFER AND LISTING	53

A.	Offer and Listing Details	53
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expenses of the Issue	54

- iv -

ITEM 10.	ADDITIONAL INFORMATION	54

A.	Share Capital	54
B.	Memorandum and Articles of Association	54
C.	Material Contracts	59

- v -

 PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the last 3 fiscal years ended December 31, 2022, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our business, operating results and financial condition.

In the year ended December 31, 2022, 36% of our consolidated net revenue is attributable to sales to one large customer.

In the year ended December 31, 2021, 10% of our consolidated net revenue is attributable to sales to two large customers.

In the year ended December 31, 2020, 23% of our consolidated net revenue is attributable to sales to one large customer.

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

Although we have had profitable operations in one of the last seven years ended December 31, 2022, if we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. If we are unable to obtain adequate financing, when we require it, our business, financial condition and results of operations could be adversely affected. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Historically, we had profitable operations in one of the last seven years ended December 31, 2022 and have funded our business operations and capital expenditures primarily through equity and/or debt issuances (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

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

Governmental contracts subject us to several other risks, including risks associated with public budgetary restrictions, internal political regimes and related uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the governmental agency. Governments may also be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. In addition, governmental agencies have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we engage in the government contracting business, we are subject to audits, and may be subject to investigation, by governmental entities.

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

During fiscal 2022, we continued to see a more broad-based weakening in the global macroeconomic environment which impacted our commercial and enterprise markets. We also experienced continuing weakness in the service provider market and emerging countries, and we expect ongoing uncertainty in these markets. Additionally, instability in the global credit markets, the impact of uncertainty regarding global central bank monetary policy, the instability in the geopolitical environment in many parts of the world including as a result of Russia’s hostile activities in Ukraine,1 the current economic challenges in China, including global economic ramifications of Chinese economic difficulties, and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2022 and 2021, approximately 61% and 44%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Sigma Wave Ltd. (“Sigma”), which is controlled by family members of Mrs. Tsviya Trabelsi, and by her husband Mr. Arie Trabelsi, a member of our board of directors, is the beneficial owner of approximately 10.9% of our outstanding ordinary shares as of December 31, 2022. Mrs. Trabelsi and Mr. Trabelsi are also the parents of Ordan Trabelsi, our CEO and President, and Barak Trabelsi, our COO and CTO. Such ownership interest gives Sigma the ability to influence our corporate affairs and to control our Company, including our management, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma may have influence over the outcome of most matters submitted to our shareholders, including the election of our directors, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and applicable to Nasdaq listed companies and are permitted to file less information with the SEC than a domestic U.S. reporting company, which will reduce the level and amount of disclosure that you.

As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended, (the “Exchange Act”), we are exempt from certain rules and regulations provisions applicable to U.S. public companies and public companies listed on Nasdaq including:

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

Accordingly, you receive less information about our Company and trading in our shares by our affiliates than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

As a foreign private issuer, we are also permitted and follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Israel with regard to, among other things, director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The NASDAQ Global Select Market may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 20232 (the last business day of our second fiscal quarter of 2023). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2024, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2023 and quarterly reports in respect of each of the quarters of 2024) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

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

On November 12, 2015, we acquired Prevision, an Israeli based cyber security company. We paid $1.1 million at the closing and agreed to make contingent annual payments of approximately $250,000 pursuant to an earn-out mechanism until the end of 2019. As of December 31,2022, no earn-out liability exists.

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

During the years ended December 31, 2022 and 2021, we have invested, $3.4 million and $2.8 million, respectively, in research and development. We anticipate that we will continue to invest up to 20% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

Sales and Marketing

We sell our systems and products worldwide through local representatives, subsidiaries and distribution channels that include direct sales and marketing through representatives. We currently have 9 employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including our employees and service providers located in the United States, and Israel, who sell and support our products in their regions. We are also represented by several independent representatives, resellers and distributors.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the two years ended December 31, 2022 and 2021 (all amounts in thousands of dollars):

	2022	2021
Africa	$374	$1,586
Europe	9,559	2,912
South and center America	-	37
United States	6,877	6,820
Israel	693	757
Asia Pacific	146	155

Total	$17,649	$12,267

As part of the Company’s decision to switch from one technology segment, e-government, into three technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the two years ended December 31, 2022 and 2021 (all amounts in thousands of dollars):

	Year ended December 31,
	2022	2021
e-Gov	$637	$1,729
IoT	15,628	8,904
Cyber Security	1,384	1,634

Total	$17,649	$12,267

The following table provides a breakdown of total revenue by products and services for the two years ended December 31, 2022 (all amounts in thousands of dollars):

	Year ended December 31,
	2022	2021
Revenues
Products	$10,099	$4,475
Services	7,550	7,792

Total revenues	$17,649	$12,267

Customer Service and Support

Customer service includes mainly maintenance and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in the United States, and Israel. We usually give our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because our current e-Gov, IoT, and Cyber Security solutions are more complex than our previously offered solutions and additional new products may be deployed.

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

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that Guidance (G4S), Attenti Monitoring, STOP (Securus), Omnilink (Sierra Wireless), Sentinel, BI (GeoGroup), and Buddi are our potential competitors with respect to our IoT products and solutions. We believe that Face Technologies, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Thales, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-Gov products and solutions market. We believe that McAfee (Intel Security), Symantec, Sophos, and Trend Micro are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our e-Gov, IoT, and Cyber Security products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

The following reflects our active subsidiaries and affiliates as of April 20, 2023:

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

Safend Ltd.(“Safend”) - wholly owned.

Safend Ltd., incorporated in Israel, was acquired on March 13, 2016, and is a global data security company with a broad range of competitive and well-known encryption and data protection solutions.

Prevision Ltd.(“Prevision”) - wholly owned.

Prevision Ltd., incorporated in Israel, was acquired on November 12, 2015, and is an international provider of Cyber Security services and solutions.

Alvarion Technologies Ltd.(“Alvarion”) - wholly owned.

Alvarion Ltd., incorporated in Israel, was acquired on May 18, 2016, and is a global provider of wireless broadband products and Wi-Fi networks.

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premise in Tel Aviv and Herzliya, Israel, under a new lease which started on April 1, 2021 and expires on March 30, 2024. According to the lease agreements, the monthly fee (including management fees) is approximately $35,430.

We lease approximately 1,320 square meters of office premises in California for our U.S. subsidiary, LCA Inc., which under the current lease contracts expire between 2022 and 2023, with a monthly fee of approximately $34,000.

We do not lease any facilities for any other subsidiary or branch.

Our total annual rental fees, for 2022 and 2021 were $817,160 and $714,000, respectively.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

2022 was a year of returning to normal as the Covid-19 global pandemic’s impact had a minor impact on our operations in Israel, USA and worldwide. Our sales, project operations and R&D processes have return to normal and without limitation  based on our current business plan.  While returning fully to our business plan, we have optimized the operations of our Company, and our operating costs except for our investment in R&D which continued to enhance our product offerings and competitive standing among our target markets, our optimized company generated numerous new opportunities and large project wins in our target markets, but required us to use resources in many cases that have yet to yield income to our Company as part of multi-year government sale and project deployment life cycles. We believe that comparing between our 2022 fiscal year, on one hand and 2021and 2020 fiscal years, on the other, hand cannot be done effectively without taking into account the material impact of Covid-19 on our business in the years 2021and 2020.

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
Revenues from the sale of Alvarion products are generally recognized upon delivery, and over time for delivery of Safend products.

Costs and Operating Expenses

For the year 2022, our costs were materially impacted by the fact that the Covid-19 pandemic ended and attention of management was required to quickly adapt and optimize operational structures of the businesses as was described in the General section above.

Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities. In 2022, our research and development expenses were increased by 23.5% compared to 2021.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs. In 2022, our sales and marketing returned to normal as the Covid-19 imposed travel limitations and lockdowns ended, and our selling and marketing expenses increased by 60%  compared to 2021

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from year to year, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income. During the fiscal year 2022, Covid-19 related limitations and forces had a limited effect on our operations, revenue and income.

Operating Results

The following table sets forth selected our consolidated income statement data for each of the two years ended December 31, 2022 and 2021, expressed as a percentage of total revenues.

	2022	2021
Revenues	100%	100%
Cost of revenues	63.8	49.4
Gross profit	36.2	50.6
Operating expenses:
Research and development	19.3	22.5
Selling and marketing	15.1	13.5
General and administrative	29.4	33.8
Other expenses	6.4	35.7
Total operating expenses	70.2	105.5
Operating loss	(34.0)	(54.9)
Financial expenses, net	(9.9)	(27.7)
Loss before income tax	(43.9)	(82.6)
Income tax expense	1.7	(0.0)
Net Loss	(42.3)	(82.6)

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenues

Our total revenues in 2022 were $17,649,000 compared to $12,267,000 in 2021, an increase of 44%. The composition of revenues has changed during the fiscal year ended December 31, 2022 as follows: (i) the e-Gov segment revenue was $637,000 in comparison to $1,729,000 in 2021, a decrease of 63% which reflects recurring revenue from some of our multiyear governments contracts; (ii) the IoT segment revenue was $15,628,000 in comparison to $8,904,000 in 2021, an increase of 76% which is attributed to an increase of revenue in the European market; and (iii) the Cyber Security segment revenue was $1,384,000 in comparison to $1,634,000 in 2021, a decrease of 15.3% which is mainly attributed to the decrease in our revenue from products license renewals, and in our consulting-based cyber offering.

Gross Profit

Our gross profit during the fiscal year ended December 31, 2022 was $6,388,000 compared to $6,204,000 in 2021, an increase of 3%. The gross profit margin for 2022 was 36.2% compared to 50.6% in 2021. The decrease in our gross profit margin is mainly attributated to (i) a large increase in COGS as a result of the new $33 million contract’s implementation stage which contributes to a lower than average gross margin; (ii) a change in the mix of revenues; (iii) an increase of 75% in IoT revenue, which contributes to a lower than average gross margin; and (v) a decrease of revenue from cyber services contracts which contributes to a higher than average gross margin.
Expenses

Our operating expenses (without other expenses) increased during the fiscal year ended December 31, 2022 to $11,255,000 from $8,567,000 in 2021, an increase of 31.3%. The increase in operating expenses was primarily due to (i) an increase of 23.5% in research and development expenses, (ii) an increase of 25% in general and administrative expenses mainly related to an increase in our administration headcount; and (iii) an increase of 60.5% in sales and marketing expenses mainly related to the significant increase in our sales and marketing direct expenses and travel expenses derived from the removal of  Covid-19 lockdowns and travel limitations in 2021.

Our sales and marketing expenses increased to $2,657,000 during the fiscal year ended December 31, 2022 from $1,655,000 in 2021, an increase of 60.5%. The increase in our sales and marketing expenses was primarily due to an increased sales and marketing direct expenses and travels expenses, derived from the removal of the Covid-19 lockdowns and travel limitations in 2022.

Our research and development expenses increased to $3,412,000 during the fiscal year ended December 31, 2022 from $2,763,000 in 2021, an increase of 23.5%. The increase in our research and development expenses was primarily due to the increased needs for developing our IoT and Cyber Security products.

Our general and administrative expenses increased to $5,186,000 during the fiscal year ended December 31, 2022 from $4,149,000 in 2021, an increase of 25%.

Other expenses were $1,138,000 during the fiscal year ended December 31, 2022, compared to other expense of $4,347,000 in 2021. The decrease in other expenses in 2022 from 2021 represents mainly (i) a provision of bad debt, related mainly to African and Latin American government customers, amounting to $1,000,000 and $3,000,000 respectively, and one-time expenses amounted to $1,300,000 in 2021.

Financial (Expenses) Income, net

We had financial expenses, net of $1,751,000 during the fiscal year ended December 31, 2022 compared to $3,396,000 in 2021, a decrease of 48.4%. Financial expenses consist primarily of bank fees related to bid and performance guarantees issued to our customers, exchange rate effect, interest expense and other related fees on the outstanding loans and credit lines we maintain.

Income Tax

We recorded a tax income of $299,000 for the fiscal year ended December 31, 2022 compared to a tax expense of $5,000 in 2021, mainly due to a tax asset recognized for Safend after four years of material profit and toward Safend tax allowance.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended December 31, 2022, was $7,457,000 compared to a net loss of $10,138,000 in 2021. The decrease in net loss is mainly related to (i) a decrease of $3.2m in other expenses consisting of a bad debt provision of $1,000,000 compared to $1,347,000 in one-time expenses and bad debt provision of $3,200,000 in 2021, offset by; (ii) $1,600,000 decrease in financial expenses, and (iii) a $2,700,000 increase in  operating expenses.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2021	2.8	(3.3)	6.1
2022	5.6	6	(0.4)

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 23% in 2021 and in 2022. For the years ended December 31, 2022 and 2021 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax.

In 2022, the USA federal tax rate was 21%, the state tax rate was 8.84% in CA and 6.5% in NY, the City tax rate was 6.5% in NYC.
Our effective USA tax rate as for the year ended December 31, 2022 was 27.03%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of and for the year ended December 31, 2022, the Company had an accumulated deficit of $102,926, and net cash used in operating activities of $4,654 compared to $9,413 for the year ended December 31, 2021, which demonstrates  a 60% reduction in negative operation cash flow.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2022, the Company had cash, cash equivalent and restricted cash of $4,505 and positive working capital of $21,051.

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

On March 1, 2022, the Company raised approximately $4.65 million in gross proceeds in a registered direct offering with a single accredited institutional investor of an aggregate of 3,130,000 of its ordinary shares, and 4,401,585 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such purchaser of the Company’s private warrants to purchase an aggregate of 5,648,689 of ordinary shares at an exercise price of $0.70 per share.

On March 30, 2023, the Company raised approximately $2.4 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 485,000 of its ordinary shares, and 1,032,615 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 1,517,615 of its ordinary shares at an exercise price of $1.66 per share.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company additional access to capital if needed.

The Company believes that based on the above-mentioned secured financings, management’s current plans, maintaining the cost savings and expected cash streams from the Company’s current contracts with customers worldwide, the Company will be able to fund its operations for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(4,654)	$(9,413)
Net cash used in investing activities	(2,189)	(1,639)
Net cash provided by (used in) financing activities	6,744	11,704
Net increase(decrease) in cash and cash equivalents	(99)	652
Cash, cash equivalents and restricted cash at beginning of period	4,604	3,952
Cash, cash equivalents and restricted cash at end of period	$4,505	$4,604

Net cash used in operating activities for the year ended December 31, 2022, was $4,654,000, compared to net cash used by operating activities of $9,413,000 during the year ended December 31, 2021, a decrease of $4,800,000.

Net cash used in investing activities during the year ended December 31, 2022, was $2,189 ,000 compared to $1,639,000 during the year ended December 31, 2021.

Net cash provided by financing activities during the ear ended December 31, 2022, was $6,744,000 compared to $11,704,000 during the year ended December 31, 2021, which consisted mainly of long-term loans through two notes totaling gross proceeds of $12 million

Discussion of Critical Accounting Policies

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$374	$374
European countries	273	9,023	263	9,559
South America	-	-	-	-
United States	351	6,525	-	6,877
Israel	614	79	-	693
APAC	146	-	-	146
Total revenue	$1,384	$15,628	$637	$17,649

Timing of revenue recognition
Products and services transferred over time	$498	$11,697	$335	$12,530
Products transferred at a point in time	886	3,931	302	5,119
Total revenue	$1,384	$15,628	$637	$17,649

Transaction price allocated to the remaining performance obligations.

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations totals $33.13 million. The Company expects approximately 43% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 57% recognized thereafter.

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

With respect to our e-Gov business, in some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis, for the year 2021 and 2022 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $12,667,000 and $11,667,000 as of December 31, 2022 and 2021, respectively.

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

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2022, the number of employees in our research and development activities was 29. We spent $4,617,000 (out of which $1,205,000 was capitalized as cost of software to be sold), and $3,502,000 (out of which $739,000 was capitalized as cost of software to be sold), in 2022 and 2021, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of “Item 5. Operating and Financial Review and Prospects” for a description of the Trend information relevant to us.

E.	Critical Accounting Estimates Disclosure

See discussion in Part B of “Item 5. Operating and Financial Review and Prospects” for a description of the Critical Accounting Estimates Disclosure relevant to us.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position, and a biographical description of each of our directors:

Name	Age	Position
Arie Trabelsi	65	Director
Tal Naftali Shmuel	37	Independent Director (1) (2)(3)
Oren Raoul De Lange	45	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	65	Independent Director (1)(2)(3)

(1)	“Independent Director”
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Arie Trabelsi. Mr. Trabelsi joined us in November 2010 as President and Chief Executive Officer. He served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to February 21,2022, and served as Chairman of our board of directors from December 12, 2011 to December 27, 2012, and from February 24, 2019 to date. He has more than 30 years of experience in the global wireless, Internet and communications industries. Mr. Trabelsi holds a BSc. Degree in Electrical and Computer Engineering from Ben Gurion University and a MSc. Degree in Computer Engineering from Drexel University, Philadelphia, Pennsylvania.

Shoshana Cohen Shapira, is an Advocate, Notary and Mediator with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law including taxes.  She is the owner of a legal practice with office in Zichron Yaacov, Israel.  Mrs. Cohen Shapira holds a LLM degree from the Hebrew University of Jerusalem.

Oren Raoul De Lange, is an Attorney, and a Certified Public Accountant, CPA in Israel with experience in US GAAP and IFRS,  as well as with various areas of law including commercial and taxes. Mr. De Lange had served in Ernst & Young, High Tech Sector & Israeli tax Department from 2015 until 2017, as well as a Director of Finance of Orbs Ltd since 2017 until January, 2021.  Mr. De Lange holds a LL.B and B.A degrees from the I.D.C Herzliya, Israel.

Tal Naftali Shmuel, is a Certified Public Accountant, CPA in Israel with more than 10 years of experience in GAAP, IFRS, Financial Statement auditing and taxes. Mr. Shmuel has extensive experience in providing representation and consulting services to individuals and companies in various areas of taxes and finance. Mr. Shmuel is the Owner and the head of a CPA firm in Israel. Mr. Shmuel holds a   B.A degrees in accounting and economics from Rupin College, Israel.

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

Executive Officers and Key Employees

Our executive officers and certain key employees as of April 4, 2023 are:

Name	Age	Position
Ordan Trabelsi*	38	President, Chief Executive Officer
Barak Trabelsi*	37	Chief Operating Officer and CTO
Gil Alfi	52	Vice President Sales, Safend Ltd
Lester Villeneuve	55	Managing Director LCA , USA

* Executive officer

Ordan Trabelsi. Mr. Trabelsi serves as our President and Chief Operating Officer since February 21, 2022. Previously he led our business and operations in the Americas through his roles as President of SuperCom Inc. and Leaders in Community Alternatives, Inc. He has been with the company since May 2013 as the second US employee and grew the business in the USA. He has also led numerous successful financings for the Company, including two public offerings. Trabelsi has experience in strategic merger and acquisition, financing and product strategies as well as technology expertise in security, cyber, mobile and internet networks technologies. Mr. Trabelsi holds a BSc. degree in Software and Electrical Engineering from the Technion - Israel Institute of Technology, and an M.B.A. degree from the Columbia University Business School, New York, both with distinction.

Barak Trabelsi. Mr. Trabelsi joined us in January 2013 as director of new products development, He served as our VP of IoT from 2016 until February 21, 2022 and serves as VP and Chief Operating Officer since February 21, 2022. Previously and commencing in June 2011, he served as Senior Product Manager in Equinox Ltd. Prior to that, for four years, he served as VP of R&D of Sigma Wave, a wireless, security and internet focused company. Mr. Trabelsi has expertise in big data, cyber, mobile and internet networks technologies, and experience in product development and strategies. Mr. Trabelsi holds a BSc. Degree in Computer and Business from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.

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

Lester Villeneuve, Mr. Lester Villeneuve has recently joined the SuperCom Group as the Executive Director for Leaders in Community Alternatives (LCA).  Mr. Villeneuve is well versed and experienced working with a variety of offender risk / need populations, stakeholders, and collaborative partners. He has worked extensively with individuals in contact with the criminal justice system including several years as a Social Worker in a large urban jail, as a Senior Director of Community Justice for a large non-profit organization, and as the Director of Jail-Based Mental Health Services in San Diego.  Mr. Villeneuve has also spent two years with LCA, beginning in 2015 as the Director of the Sacramento ADRC in collaboration with County Probation there.  Mr. Villeneuve holds a BA in Psychology from the University of Rhode Island and an MS in Criminal Justice from the University of New Haven.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2022.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (7 persons)	$666,357	$56,205

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2022 was approximately $666,357. This sum includes amounts paid for salary and commission and bonuses. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2022, we had set aside approximately $56,205 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $1,143 plus approximately $708 for every board or audit committee meeting attended.

As of December 31, 2022, our directors and executive officers as a group, then consisting of 7 persons, held options to purchase an aggregate of 640,000 ordinary shares, of which 140,000 were exercisable as of December 31, 2022, at an average exercise price of $3.25 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders and key employees during or with respect to the year ended December 31, 2022, as required by regulations promulgated under the Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Vazana Meir Director of sales	165,958	-	-	165,958
Arkady Tachman R&D director, e-Gov	197,901	-	-	197,901
Barak Trabelsi GM &Vice President, IoT	259,195	34,060	-	293,255
Dahan Valeria Sales Director	135,097	48,610	-	183,708
Gil Alfi Vice President Sales, Cyber	165,098	122,416	-	287,514

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)
Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2022 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 12.c to our audited consolidated financial statements for the year ended December 31, 2022.

C.	Board Practices

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Arie Trabelsi	Director	February 24, 2019	Annual general meeting
Tal Naftali Shmuel	Independent Director	March 17, 2022	Annual general meeting
Oren Raoul De Lange	Independent Director	March 28, 2021	March 28, 2026
Shoshana Cohen Shapira	Independent Director	February 24, 2019	February 23, 2025

Our board of directors is presently comprised of four (4) members, two of whom were elected as external directors under the provisions of the Israeli Companies Law. Our Articles of Association provide that the majority of the directors appointed to the board of directors will be independent directors. Mrs. Shapira, Mr. Shmuel and Mr.  De Lange satisfy the applicable requirements for independence under our Articles of Association.

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

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The chairman of the audit committee must be an external director. The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than nine consecutive years (a cessation of service as a director for up to two years during any nine-year period will not be deemed to interrupt the nine year period). Under the Companies Law, the audit committee and the compensation committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

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

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee, whose role is to: (i) recommend to the board of directors a compensation policy for office holders, (ii) make recommendations to the shareholders once every three years on the approval of the continued validity of the compensation policy; (iii) recommend updates to the compensation policy from time to time and examine its implementation; (iv) determine whether to approve the terms of the service and employment of office holders that require the committee’s approval; and (v) exempt a related party transaction from the requirement for shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. Under Israeli law, our compensation committee will consist of no fewer than three members, including all of our independent directors (who must constitute a majority of the members of the committee), with the remainder of the members of the compensation committee to be directors whose terms of service and employment were determined pursuant to the applicable regulations. The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee or participate in its meetings. We have established a compensation committee that is currently composed of Mrs. Shapira, Mr. Oren Raoul De Lange and Mr. Shmuel.

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

As of December 31, 2022 and 2021, we had 122 and 114 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2022	Dec. 31, 2021
Research, Development & Operations	91	93
Marketing and Sales	9	8
Administration	22	13
Total	122	114

Over the past two years, the number of our employees by geographic area was as follows:

	Dec. 31, 2022	Dec. 31, 2021
Israel & Europe	58	53
United States	64	61
Total	122	114

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of December 31, 2022, regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi(3)	660,021	15.69%

Tal Naftali Shmuel	—	—

Shoshana Cohen Shapira	—	—

Oren Raoul De Lange	—	—

All executive officers and directors as a group (6 persons)	660,021	15.69%

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

(2)	The percentages shown are based on 4,206,327 ordinary shares issued and outstanding.

(3)
Sigma Wave Ltd. is controlled by Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 458,821 ordinary shares beneficially held by Sigma Wave Ltd. Mrs.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2022, 213,597 options were exercisable and 811,050 options were outstanding.

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

In June 2013, the Option plan was extended for another period of 10 years, until December 31, 2023.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	21,388	12.3	33,484	23.1
Granted	800,937	3.25	-	-
Exercised	(1,666)	1	(4,496)	4.1
Canceled and forfeited	(9,610)	3.79	(7,600)	22.2
Outstanding at end of year	811,050	3.58	21,388	12.3
Exercisable at end of year	213,597	4.15	15,950	12.8

We recognized compensation expenses related to our share-based employee compensation awards of $138,000 and $31,000 for the years ended December 31, 2022 and December 31, 2021

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2022	2021
	$	$
Cost of revenues	17	7
Research and development expenses	67	12
Selling and marketing expenses	7	7
General and administrative expenses	47	5
	138	31

The options outstanding and exercisable as of December 31, 2022, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2022	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2022	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-20.00	801,800	6.58	3.39	-	204,347	6.61	3.43	-
20.00-50.00	9,250	6.07	20.00	-	9,250	6.07	20.00	-
	811,050	6.65	3.58	-	213,597	6.58	4.15	-

The total intrinsic value of options exercised during the years ended December 31, 2022, and 2021 was $0 and $0, respectively, based on our company’s average stock price of $5.08 and $10.4 during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2022 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2022	5,438	$10.7
Granted	800,937	$3.18
Vested	(199,313)	$3.94
Forfeited and canceled	(9,610)	$17.43
Non-vested at December 31, 2022	597,453	$3.33

As of December 31, 2022, 2021, there was $1,125,448 and $66,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of December 31, 2022 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. 4,206,327 of our ordinary shares were issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Sigma Wave Ltd	458,821	10.9

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include ordinary shares issuable upon the exercise of options and warrants exercisable within 60 days of December 31, 2022 and deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

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

As of May 9, 2022, David Somerstein owned more than 5% of our then outstanding ordinary shares.

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of December 31, 2022, there were approximately 25 record holders, of which 10 record holders holding approximately 92.51% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 92.3% of our outstanding ordinary shares as of such date).

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

Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012 until February 21, 2022. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi annual salary. As of December 31, 2022 and 2021, we had accrued $85,000, $103,000, respectively as expenses arising from services provided by Mr. Trabelsi.

On April 29, 2012, the board of directors approved the recording of a floating charge on the Company’s assets in favor of Mr. and Mrs. Trabelsi, unlimited in amount, in order to secure loans that are given by them from time to time to the Company. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2022 ranged from $2,809 up to $2,662,470 and bore no interest
As of December 31,2022, total loans were $166. These loans bear no interest and are not attached to any price index.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2022.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of December 31, 2022, we had 4,206,327 ordinary shares issued and outstanding.

Annual Stock Information

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on The NASDAQ Capital Market or the OTCQB Market, as applicable. All of the share price information provided below has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split effected on August 23, 2013, and has been adjusted to give effect to a 1 for 10 reverse stock split of our ordinary shares effected on November 23, 2022.

Year	High	Low
2013	$56.5	$3.0
2014	$137.8	$48.5
2015	$138.4	$44.6
2016	$52.5	$26.2
2017	$43.6	$21.7
2018	$39.2	$13.2
2019	$17.5	$5.9
2020	$30.9	$3.7
2021	$29.5	$4.0
2022	$8.4	$1.7

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ.

	High	Low

2020
First Quarter	$9.2	$3.7
Second Quarter	$30.9	$6.6
Third Quarter	$17.2	$7.2
Fourth Quarter	$11.0	$7.8

2021
First Quarter	$22.4	$10.8
Second Quarter	$16.7	$11.9
Third Quarter	$13.9	$9.8
Fourth Quarter	$10.9	$4.4

2022
First Quarter	$7.1	$4.8
Second Quarter	$5.7	$2.8
Third Quarter	$4.6	$2.6
Fourth Quarter	$2.9	$1.7

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
December 2022	$2.26	$1.75
January 2023	$2.4	$1.76
February 2023	$2.7	$1.79
March 2023	$1.94	$1.38
Through April 20, 2023	$1.41	$1.25

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are authorized to issue 10,000,000 ordinary shares par value NIS 2.5 per share, of which 4,206,327 ordinary shares were outstanding as of December 31, 2022.

DIRECTORS

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

Under the Israeli Companies Law and as long as our Articles of Association are not amended to determine otherwise, certain resolutions, such as resolutions regarding liquidation, require approval of the holders of 75% of the shares represented at the meeting and voting thereon.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2022 and 2021.

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

For the year 2022, our USA subsidiaries are subject to USA federal tax rate of 21%, to State tax rate of 8.84% in CA and 6.5% in NY, and to City tax of 6.5% in NYC.

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

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 651,600 (in 2022) (hereinafter “Surcharge Tax”).

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2022) for corporations.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2022 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2022), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2022 net income of approximately $0.4 million.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2022 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified during management’s assessment was a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company’s ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2022, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2022	2021
Audit fees	$160,000	$155,000
Audit-related fees	$-	$-
Tax fees	$12,000	$-
Total	$172,000	$155,000

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

On December 21, 2022, SuperCom Ltd. (the “Company”) approved the replacement of Halperin Ilanit. Certified Public Accountants  (“Halperin”), as the Company’s independent registered public accounting firm and the engagement of Yarel + Partners, CPA's (“Yarel”), as its new independent registered public accounting firm as of and for the year ended December 31, 2022. The change of auditors was mutually decided upon Halperin declared reduced auditing practices. As described below, the change in independent registered public accounting firm is not the result of disagreement with Halperin regarding the financial statements issued.

The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, including the financial statements audited by Halperin, was filed with the Securities and Exchange Commission on April 4, 2022 and, thus, Halperin had concluded its required services to the Company for fiscal 2021.

The audit report of Halperin on the consolidated financial statements of the Company for year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2021, there were: (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Regulation S-K and the related instructions between the Company and Halperin on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Halperin’s satisfaction, would have caused Halperin to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Regulation S-K.

On January 12, 2023, the Audit Committee of the Board of Directors (the “Board”) of the Company approved the appointment of Yarel to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

During the fiscal years ended December 31, 2021 and 2022 and the subsequent interim period through January 12, 2023, neither the Company nor anyone on its behalf has consulted with Yarel regarding (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that might be rendered on the Company’s financial statements and, neither a written report nor oral advice was provided to the Company that Yarel concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, or (iii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions), or (iv) any “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Halperin with a copy of the disclosures in this Form 20-F and has requested that Halperin furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”), stating whether it agrees with the statements made herein and if not, stating in what respects it does not agree. A copy of Halperin’s letter, dated April 20, 2023, is filed as Exhibit 16.1 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules..

•
The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.

•
The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and private placements. Under Israeli regulations, Israeli companies whose shares have been publicly offered only outside of Israel or are listed for trade only on an exchange outside of Israel, such as our company, are exempt from the Israeli law requirement to obtain shareholder approval for private placements of a 20% or more interest in the company. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company and acquisitions of the stock or assets of another company, see Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Certain Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information — Memorandum and Articles of Association”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Articles of Association of the Company (2)
1.3*	Amended Articles of Association of the Company
2.1	Form of Stock Certificate representing ordinary shares (3)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (4)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (5)
4.5	Form of Indemnification Letter (Statement of Exemption and Indemnification) (6)
8.1*	List of Subsidiaries
11.1	Code of Ethics (7)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yarel + Partners CPA Firm
15.2*	Consent of HALPERIN CPA Firm
16.1*	Letter to SEC by Halperin CPA Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SuperCom Ltd. (the Company) as of December 31, 2022 and the related statements of comprehensive loss, stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment-

Description of the Matter

As described in Notes 2 to the consolidated financial statements, the Company’s goodwill balance was $7,026 thousands as of December 31, 2022. Management conducts an impairment test as of December 31 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may be impaired. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit or intangible asset to its respective carrying value. Fair value is estimated by management using the income method, which is based on the present value of estimated future cash flows attributable to the respective unit. Management applies significant judgment which is affected by expectations about future market and economic conditions in estimating and making assumptions related to the appropriate discount rates, revenue growth and operating margins. Changes in the assumptions could have a significant impact on the amount of potential impairment charge.

How We Addressed the Matter in Our Audit

•	We evaluated the methodology used and tested the significant assumptions used by the Company in its analysis.
•	We evaluated management’s ability to estimate financial projections by comparing actual results to management’s historical financial projections.
•	We assessed the sensitivity of goodwill impairment conclusions to changes in assumptions and estimates used in management’s financial projections.
•	We examined management’s support for the current estimates and projections.
•
We involved professionals with specialized skill and knowledge to assist in the evaluation of the Company’s discounted cash flow model, growth rates, discount rates and market participant assumptions including testing the underlying source of information, and the mathematical accuracy of the calculations.

Allowance for accounts receivables-

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company records an allowance for doubtful accounts when it determines that it is probable a receivable has been impaired. This estimate is based on specific customer credit risk and credit evaluations. We identified the allowance for doubtful accounts as a critical audit matter.

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

How We Addressed the Matter in Our Audit

•
We obtained management’s assessment and calculation of the allowance for doubtful accounts, inquired of any known events that could impact the allowance calculation and obtained and inspected a sample of supporting documentation.

•	We analyzed the historical changes to determine past accuracy in estimating the allowance.

•
We tested a sample of aged customer balances that had not been reserved, and inspected payments made and communications between management and the customer, to evaluate the completeness of the allowance for doubtful accounts.

Assessment of the capitalized internal costs to develop software

Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the Company capitalizes costs incurred to develop software during the application development stage. We identified the assessment of the capitalized internal costs to develop software as a critical audit matter. Subjective auditor judgment was required to assess the stage of software development for upgrades and enhancements for existing software, which determines when costs should be capitalized.
How We Addressed the Matter in Our Audit

•
We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's capitalization software process. This included controls related to the evaluation and approval of software projects or upgrades and enhancements to existing software, monitoring of the software development stage, and capitalization of internal costs.

•
We examined a sample of capitalized software costs to evaluate costs that were capitalized for software upgrades and enhancements. For each sample, we evaluated the capitalized costs and assessed the stage of software development by inspecting underlying documentation and inquiring of the Company's technology developers performing the internal-use software development activities regarding the specific nature, stage of completion, and hours incurred on the project.

Going concern assessment-

Description of the Matter

As discussed in Notes 1c to the consolidated financial statements, the company suffered recurring losses from operations, significant cash outflows and its accumulated deficit as of December 31, 2022 amounted to $102.9 million. However, the Company has concluded that its current cash reserves together with its secured credit facilities, management’s plans, and expected cash streams from current contracts with customers, alleviate the substantial doubt related to its ability to continue as a going concern for at least twelve months from the date of the approval of the accompanying consolidated financial statements.

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

How We Addressed the Matter in Our Audit

•
We Assessed the reasonableness of key assumptions underlying management’s forecast operating cash flows, including revenue growth and gross margin assumptions and evaluated the reasonableness of management’s forecast operating cash flows.

•	We evaluated the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required.

•	We assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusions reached by management.

•	We assessed the effect of events and reviewed agreements signed after balance sheet date.

/s/ Yarel + Partners
Yarel + Partners
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 19, 2023

We have served as the Company’s auditor since 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SuperCom Ltd. (the Company) as of December 31, 2021 and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2021 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

•
Assessing the reasonableness of key assumptions underlying management’s forecast operating cash flows, including revenue growth and gross margin assumptions and evaluating the reasonableness of management’s forecast operating cash flows.

•	Evaluating the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required.
•	Assessing management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusions reached by management.
•	Assessing the effect of events and agreement signed after balance sheet date.

/s/ Halperin Ilanit.
Certified Public Accountants (Isr.)
PCAOB number 650100001

Tel Aviv, Israel
April 4, 2022

We have served as the Company’s auditor since 2020 till 2022

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2022	2021
CURRENT ASSETS
Cash and cash equivalents	$4,042	$3,537
Restricted bank deposit	463	1,067
Accounts receivable, net of allowance for doubtful accounts of $12,667 and $11,667 as of December 31, 2022 and 2021, respectively (Note 13)	10,852	11,061
Other current assets (Note 3)	2,239	1,599
Inventories, net (Note 4)	3,411	3,561
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	26,290	26,108

LONG-TERM ASSETS
Severance pay funds	482	487
Deferred tax long term	501	202
Property and equipment, net (Note 5)	1,640	1,804
Other Intangible assets, net (Note 6)	5,617	5,610
Goodwill	7,026	7,026
Operating lease right-of-use asset	484	882

TOTAL LONG-TERM ASSETS	15,750	16,011

TOTAL ASSETS	42,040	42,119

CURRENT LIABILITIES
Accounts payable	1,267	1,395
Employees and payroll accruals	1,339	2,119
Related parties (Note 11.c)	168	172
Short- term loans and other	900	207
Accrued expenses and other liabilities (Note 7)	469	1,559
Short- term operating lease liabilities	381	-
Deferred revenues	715	151
TOTAL CURRENT LIABILITIES	5,239	5,603

LONG-TERM LIABILITIES
Long-term loan (Note 1c)	32,600	30,451
Deferred revenues	269	49
Deferred tax liability LT	170	170
Accrued severance pay	523	529
Long- term operating lease liabilities	108	925
TOTAL LONG TERM LIABILITIES	33,670	32,124

TOTAL LIABILITIES	38,909	37,727

Commitments and contingent liabilities (Note 8)

SHAREHOLDERS’ EQUITY (Note 10)
Ordinary shares, NIS 2.5 par value - authorized 10,000,000 shares, 4,206,327 shares issued and outstanding at December 31, 2022 and 2,823,937 at December 31, 2021	3,057	2,028
Additional paid-in capital	103,000	97,833
Accumulated deficit	(102,926)	(95,469)
Total shareholders’ equity	3,131	4,392

Total liabilities and shareholders’ equity	$42,040	$42,119

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,
	2022	2021
Revenues
Products	$10,100	$4,475
Services	7,549	7,792
Total revenues	17,649	12,267

Cost of revenues
Cost of products	7,261	1,935
Cost of services	4,000	4,128
Total cost of revenues	11,261	6,063

Gross profit	6,388	6,204

Operating expenses:
Research and development	3,412	2,763
Sales and marketing	2,657	1,655
General and administrative	5,186	4,149
Other(income) expense, net	1,138	4,374
Total operating expenses	12,393	12,941

Operating loss	(6,005)	(6,737)

Financial expenses, net	(1,751)	(3,396)

Loss before income taxes	(7,756)	(10,133)

Income tax expense	299	(5)

Net loss	$(7,457)	$(10,138)

Net loss per share:
Basic and Diluted	$(2.0)	$(3.9)

Shares used in calculation of net income per share:
Basic and Diluted	3,691,226	2,619,810

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity

Balance as of December 31, 2020	1,999,875	$1,397	$88,853	$(85,331)	$4,919
Exercise of options & convertible loans	824,063	631	8,949	-	9,580
Stock based compensation	-	-	31	-	31
Net loss	-	-	-	(10,138)	(10,138)

Balance as of December 31, 2021	2,823,938	2,028	97,833	(95,469)	4,392
Conversion of loans	54,396	36	175	-	211
Exercise of options	1,650	1	-	-	1
Stock based compensation	-	-	138	-	138
Share Issuance for a total consideration of $6,389 net of $543 issuance expenses	1,326,343	992	4,854	-	5,846
Net loss	-	-	-	(7,457)	(7,457)

Balance as of December 31, 2022	4,206,327	$3,057	$103,000	$(102,926)	$3,131

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2022	2021
CASH FLOWS - OPERATING ACTIVITIES
Net loss	$(7,457)	$(10,138)

Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	2,691	2,228
Stock-based compensation	138	31
Decrease in deferred tax	(299)	2
Decrease in accounts receivables, net	209	1,366
Decrease (increase) in other current assets	(640)	(723)
Decrease (increase) in inventories, net	150	(1,157)
Increase (decrease) in accounts payables	(128)	(1,465)
Increase (decrease) in employees and payroll accruals	(780)	(508)
Increase (decrease) in accrued severance pay	51	(127)
Accrued interest on loans	2,360	2,733
Lease liability	(436)	(275)
Increase (decrease) in accrued expenses and other liabilities, related parties & deferred revenues	(513)	(1,380)

Net cash used in operating activities	(4,654)	(9,413)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(524)	(947)
Capitalization of software development costs	(1,613)	(736)
Increase in severance pay fund	(52)	44

Net cash used in investing activities	(2,189)	(1,639)

CASH FLOWS - FINANCING ACTIVITIES
Related parties	(4)	(1,577)
Long-term debt, net	-	5,680
Increase in short-term credit	900	-
Share issuance, net	5,848	7,601
Net cash provided by financing activities	6,744	11,704

Increase in cash, cash equivalents, and restricted cash	(99)	652
Cash, cash equivalents, and restricted cash - beginning of year	4,604	3,952

Cash, cash equivalents, and restricted cash - end of year	$4,505	$4,604

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for taxes	$-	$5
Cash paid for interest, net	$-	$-

NON-CASH TRANSACTIONS:
Conversion of loans and other liabilities into ordinary shares	$212	$8,945

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL

a.
SuperCom Ltd. (the “Company”) is an Israeli resident company organized in 1988 in Israel. The Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform (“MAGNA”). The Company sells its products through marketing offices in the U.S, and Israel.

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

During 2022, The Company’s business, trading and operations were not impacted materially by COVID-19. COVID-19 related imposed government restrictions in California, Israel and other geographies were removed during 2022.

COVID-19 is no longer adversely affect our future results of operations, cash flows and financial condition.

c.
Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of and for the year ended December 31, 2022, the Company had an accumulated deficit of $102,926, and net cash used in operating activities of $4,654 compared to $9,413 for the year ended December 31, 2021.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2022, the Company had cash, cash equivalent and restricted cash of $4,505 and positive working capital of $21,051.

Further, during 2021, the Company underwent a cost optimization process to have a more efficient structure to operate.

Additionally, the Company secured financing of $20,000 Fortress Investment Group during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $12,000 of subordinated debt (“Subordinated Debt”). The Company raised a gross amount of approximately $3,200 in a private placement in July 2021. To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL (cont.)

On March 1, 2022, the Company raised approximately $4,650 in gross proceeds in a registered direct offering with a single accredited institutional investor of an aggregate of 313,000 of its ordinary shares, and 440,159 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 564,869 ordinary shares at an exercise price of $7 per share.

On March 30, 2023, the Company raised $2,400 in gross proceeds in a registered direct offering from a sale to a single accredited institutional investor of an aggregate of 485,000 of its ordinary shares, and 1,032,615 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such purchaser of the Company’s private warrants to purchase an aggregate of 1,517,615 ordinary shares at an exercise price of $1.66 per share.

Furthermore, the available $6,000 in the secured credit facility from Fortress Investment Group may provide, under certain conditions, the Company additional access to capital if needed.

The Company believes that based on the above-mentioned secured financings, management’s plans, maintaining the cost savings and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

d.
Senior Secured Credit Facility and Subordinated Debt

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments. In 2024 the Company expects to start making partial monthly payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at the maturity date, which the company expects to be amended to August 2025. As of December 31, 2022, the outstanding balance of the Credit Facility was $16,967

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.

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

In 2021, the Company secured through the issuance of subordinated notes, gross proceeds of $12,000. For the consideration of $12,000 in gross proceeds, SuperCom issued to a certain institutional investor in February 2021 and June 2021, two-year unsecured, subordinated promissory notes in the amounts of $7,000 and $5,000, respectively, both with similar structures and terms. Given the subordination agreement between the senior secured loan investor, the subordinated debt investor and the Company, the subordinated investor may request that the balance of the subordinated debt be paid only after the senior secured debt is paid in full, currently expected on August 2025.. The notes have a 5% annual coupon and a built-in increase to the balance of the notes by 5% every 6 months for the first 24 months, for any portion of the notes which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of either note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of either note using its ordinary shares, subject to certain conditions being met.

During 2022 and 2021 the Company converted $211 and $8,945 of the remaining principal and accrued interest of subordinated notes issued in 2020 into the Company’s ordinary shares.

As of December 31, 2022, the outstanding principal and accrued interest of the Subordinated Debt was $15,633.

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

d.
Cash and cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2022 and 2021.

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

As of December 31, 2022, and 2021 no impairment losses were identified.

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

For the years ended December 31, 2022 and 2021 the Company performed an annual impairment analysis and no impairment losses have been identified.

k.
Impairment of long-lived assets and intangible assets with definite useful life:

The Company’s long-lived assets and intangible assets with definite useful life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

l.
Long lived assets held for sale:

The company accounted for its long lived assets held for sale under ASC 360-10 ("Impairment or disposal of Long-lived Assets").

Under management decision, the patents acquired under Alvarion Ltd. and Safend Ltd. acquisitions during 2016, were not intended for internal use by the Company, and thus accounted for as Long lived assets held for sale. During 2021 and 2022, following management decision, the Company elected to enter into engagements with several brokers for the purpose of marketing and sale of those patents. Realization costs of the patents are immaterial.

For the years ended December 31, 2022 and 2021 the Company did not identify any triggers for impairment.

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

A defined contribution plan is a program that benefits an employee after termination of employment, under which the Company regularly makes fixed payments to a fund administered by a separate and independent entity so that the Company has no legal or constructive obligation to pay additional contributions if such fund does not contain sufficient assets to pay all employees the benefits to which they may be entitled relating to employee service in the current and prior periods. The fund assets are not included in the Company’s consolidated balance sheets.

Severance expenses for the years ended December 31, 2022 and 2021 amounted to $360 and $385, respectively.

n.
Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, licensing, maintenance, royalties and long term contracts (including training and installation).

The Company recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expect to receive in exchange for those goods or services.

The Company measures revenue based upon the consideration specified in the client arrangement, and revenue is recognized when the performance obligations in the client arrangement are satisfied. A performance obligation is a promise in a contract to transfer a distinct service to the customer. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as, the customer receives the benefit of the performance obligation. Under ASC 606, revenue is recognized when a customer obtains control of promised services in an amount that reflects the consideration the Company expect to receive in exchange for those services. To achieve this core principle, the Company applies the following five steps:

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$374	$374
European countries	273	9,023	263	9,559
South America	-	-	-	-
United States	351	6,526	-	6,877
Israel	614	79	-	693
APAC	146	-	-	146
Total revenue	$1,384	$15,628	$637	$17,649

Timing of revenue recognition
Products and services transferred over time	$498	$11,697	$335	$12,530
Products transferred at a point in time	886	3,931	302	5,119
Total revenue	$1,384	$15,628	$637	$17,649

	Year ended December 31, 2021
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,586	$1,586
European countries	527	2,242	143	2,912
South America	1	36	-	37
United States	410	6,410	-	6,820
Israel	648	109	-	757
APAC	48	107	-	155
Total revenue	$1,634	$8,904	$1,729	$12,267

Timing of revenue recognition
Products and services transferred over time	$44	$7,176	$1,428	$8,648
Products transferred at a point in time	1,590	1,728	301	3,619
Total revenue	$1,634	$8,904	$1,729	$12,267

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance totals $33.13 million. The Company expects approximately 43% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 57% recognized thereafter.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one-year or less. We apply the transition practical expedient in paragraph ASC 606-10-65-1(f)(3) and do not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue. Additionally, applying the practical expedient in paragraph ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts (i.e., commissions) as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one-year or less.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2022 and 2021 financial statements.

q.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company’s trade receivables are derived from sales to customers located primarily in Europe, Africa, the United States and South America. The Company performs ongoing credit evaluations of its customers’ financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

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

r.
Concentrations of suppliers:

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results

s.
Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method. The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 1.713 million and 0.288 million for the years ended December 31, 2022 and 2021, respectively

t.
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

w.
Leases:

The Company adopted ASU 2016-02, Leases (“Topic 842” or “ASC 842”) on January 1, 2022, using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less can be accounted for in a manner similar to the accounting for operating leases under ASC 840. The ASC 842 requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 for sales-type leases, direct financing leases and operating leases.

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

x.
Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's equity, net loss or cash flows.

y.
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

ASU No. 2016-13, Financial Instruments – Credit Losses,
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which replaces the current incurred loss methodology with an expected loss methodology which is referred to as the current expected credit loss (“CECL”) methodology. The measurement of credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loans receivables and trade accounts receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments) and net investment in leases recognized by a lessor in accordance with Accounting Standards Codification (“ASC”) Topic 842 – Leases. ASU 2016-13 also made changes to the accounting for available-for-sale debt securities and requires credit losses to be presented as an allowance rather than as a write-down on such securities management does not intend to sell or believes that it is more likely than not they will be required to sell. The Company is required to adopt ASU 2016-13 on January 1, 2023 and has not completed its assessment of ASU 2016-13’s impact on its financial statements.

Other new pronouncements issued but not effective as of December 31, 2022 are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2022	2021
Prepaid expenses	$224	$209
Advances to suppliers	337	323
Government institutions	740	983
Guaranty held by customer	621	-
Other	317	84
	$2,239	$1,599

NOTE 4:	INVENTORIES, NET

	December 31,
	2022	2021
Raw materials, parts and supplies	$1,726	$1,947
Finished products	1,685	1,614

	$3,411	$3,561

As of December 31, 2022 and 2021, inventory is presented net of write offs for slow inventory in the amount of approximately $2,215 and $2,196, respectively.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:

Computers and peripheral equipment	$3,206	$3,040
Office furniture and equipment	852	850
Trade Equipment	42	42
Leasehold improvements	210	210
Equipment in lease	2,890	2,534

	7,200	6,676
Accumulated depreciation:
Computers and peripheral equipment	2,855	2,729
Office furniture and equipment	760	735
Trade Equipment	39	39
Leasehold improvements	198	197
Equipment in lease	1,708	1,172

	5,560	4,872
Depreciated cost	$1,640	$1,804

Purchasing of Equipment for the years ended December 31, 2022 and 2021, were $524 and $946, respectively.

Depreciation expenses for the years ended December 31, 2022 and 2021, were $688 and $513, respectively.

NOTE 6:	OTHER INTANGIBLE ASSETS, NET Other intangible assets consisted of the following:

	December 31, 2022			December 31, 2021
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	$8,734	$8,112	$622	$8,734	$7,798	$936
IP & Technology	7,019	4,898	2,121	7,019	4,524	2,495
Capitalized software development costs	9,614	6,740	2,874	8,001	5,822	2,179
	$25,367	$19,750	$5,617	$23,754	$18,144	$5,610

Amortization expenses amounted to $1,607 and $1,396 for the years ended December 31, 2022 and 2021, respectively.
NOTE 7:	ACCRUED EXPENSES AND OTHER LIABILITIES
	December 31,
	2022	2021
Accrued management services	$86	$86
Professional services	202	206
Facilities	-	136
Legal contingent liability	-	67
Legal service providers	-	28
Authorities	-	393
Other accrued expenses	181	643

	$469	$1,559

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.
LEASES

The Company determines if a contract contains a lease at inception and recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As the Company's leases do not provide an implicit rate, management develops incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. Lease expenses are recognized on a straight-line basis over the lease term.

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premises in Tel Aviv and Herzliya, Israel, under a new lease which started on April l 1, 2021 and expires on March 30, 2024. According to the lease agreements, the monthly fee is approximately $35.

We lease approximately 1,320 square meters of office premises in California for our U.S. subsidiary, LCA Inc., which under the current lease contracts expire in 2023, with a monthly fee of approximately $34.

	Year ended December 31,
	2022	2021
The components of lease expense were as follows:
Operating leases expenses	$475	$356

Cash flow information related to operating leases:
Cash used in operating activities	$502	$303

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$-	$1,200

	December 31,
	2022	2021

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$1,200	$1,200
Accumulated amortization	716	318
Operating lease Right-of-Use assets, net	$484	$882

Lease liabilities – current - accrued expenses and other liabilities	$381	$-
Lease liabilities – noncurrent	108	925
Total operating lease liabilities	$489	$925

Weighted average remaining lease term in years	1.2
Weighted average annual discount rate	9%

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, 2022, are as follows:

2023	$440
2024	103
2025	-
Total operating lease payments	543
Less: imputed interest	(54)
Present value of lease Liabilities	$489

Rent expenses amounted to $817 and $714 for the years ended December 31, 2022 and 2021, respectively.

b.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $375 as a part of the ongoing terms of lease contracts, contracts with existing customers and for tenders.

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

NOTE 9:	INCOME TAX

a.	Corporate tax rate in Israel in 2021 and 2022 was 23%.

b.	Our USA subsidiaries were subject to federal tax rate of 21% in 2021 and 2022, state tax of 8.84% in CA and 6.5% in NY, and city tax of 6.5% in NYC.

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2022	2021
Operating loss carry forwards	$21,362	$20,150
Reserves and allowances	4,475	4,206

Net deferred tax assets before valuation allowance	25,837	24,356
Valuation allowance	(25,414)	(23,797)

Net deferred tax assets	423	559

Deferred income taxes consist of the following:
Domestic	20,867	19,521
Valuation allowance	(20,444)	(18,963)
Net deferred tax assets	423	558

Foreign	4,970	4,835
Valuation allowance	(4,970)	(4,835)
	$-	$-

As of December 31, 2022, the Company and its subsidiaries, have provided a valuation allowance of $25,414 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $423 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 9:	INCOME TAX (cont.)

d.
Carryforward tax losses:

As of December 31, 2022, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $55,165, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $15,810, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2022, SuperCom’ s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $19,203 which expires in the years 2028 to 2037. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2015.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

e.	loss before income tax consists of the following:

	Year ended December 31,
	2022	2021
Domestic	$(7,013)	$(10,616)
Foreign	(743)	483
	$(7,756)	$(10,133)

Substantially, all tax expenses are as a result of changes in deferred taxes.

f.
Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2022	2021
Loss before income tax, as reported in the consolidated statements of operations	$(7,756)	$(10,133)
Statutory tax rate in Israel	23%	23%

Theoretical tax benefit	(1,784)	(2,331)
Current year carryforward losses and other differences for which a valuation allowance was recorded	1,264	1,438
Changes in valuation allowance	-	-
Offset of Other non-current assets (accounted for as DTA element)	(79)	(56)
Changes in foreign currency exchange rate and other differences	481	788
Non-deductible expenses and other differences	(181)	166

Actual income tax expense (benefit)	$(299)	$5

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 10:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

b.	Shareholders’ rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

c.
On March 1, 2022, (the “Closing Date”) the Company raised gross proceeds of $4, in a registered direct offering with a single accredited institutional investor (the “Investor”) of an aggregate of 313,000 of its ordinary shares, par value NIS 2.5 per share (the “ordinary shares”), and 440,159 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0001 per share, and concurrent private placement to the Investor of the Company’s private warrants to purchase an aggregate of 564,869 ordinary shares at an exercise price of $7 per share (the “March Warrants”). The March warrants will be exercisable beginning on the six-month anniversary of the Closing Date and will expire five years and six months following the Closing Date. Offering expenses in connection with the transaction were $369.

d.
On July 27, 2022, the Company entered into an agreement (the “Agreement”) with the Investor, which provides that the exercise price per share for the March Warrants will be equal to $3.08 but only with respect to a cash exercise and that the March Warrants will become immediately exercisable. In addition, the Company issued to the Investor a new warrant (the “New Warrant”) to purchase 564,869 ordinary shares. The New Warrant will be exercisable commencing 60 days after the issuance date and will terminate on the date that is seven years following the issuance date. The New Warrant will have an exercise price per ordinary share of $3.2.

As of December 31, 2022 all 564,869 March Warrants were cash exercised into 564,869 Ordinary shares for a gross proceeds of $1,740. Offering expenses in connection with the transaction were $173.

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

1 million Ordinary Shares are authorized for issuance under the 2003 Option Plan, of which 188,950 shares were available for future grant as of December 31, 2022.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 10:	SHARE CAPITAL (Cont.)

In 2007 a new option plan was approved under which the Company may grant stock options to the U.S. employees of the Company and its subsidiaries(the “2007 Option Plan”). Under the 2007 Option Plan , the Company may grant both qualified (for preferential tax treatment) and non-qualified stock options.

In June 2013, the Option plan was extended for another period of ten years, until December 31, 2023.

During the years 2019, 2020 and 2021, the Company did not grant any option to purchase shares.

During the year 2022, the Company granted 800,937 option to purchase ordinary shares to certain officers and employees of the Company.

2.
A summary of the Company’s stock option activity and related information is as follows:

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2022	2021
Weighted Average Risk-free interest rate	2.84%	-
Dividend yield	0%	-
Weighted Average Volatility factor	74%	-
Weighted Average Expected life of the options	6.64	-

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

The following table contains additional information concerning options granted under the existing stock-option plan:

	Year ended December 31
	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	21,388	$12.3	33,484	$23.1
Granted	800,937	$3.25	-	$-
Exercised	(1,650)	$1.00	(4,496)	$4.1
Canceled and forfeited	(9,625)	$3.79	(7,600)	$22.2
Outstanding at end of year	811,050	$3.58	21,388	$12.3
Exercisable at end of year	213,597	$4.15	15,950	$12.8

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 10:	SHARE CAPITAL (Cont.)
A summary of the Company’s non-vested options granted to employees and changes during the year ended December 31, 2022 is presented below:

	Options	Weighted- average grant-date fair value
Non-vested as of December 31, 2021	5,438	$10.7
Granted	800,937	$3.18
Vested	(199,297)	$3.94
Forfeited and canceled	(9,625)	$17.43
Non-vested as of December 31, 2022	597,453	$3.33

As of December 31, 2022, there was $1,125 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 3.58 years.

The following table summarizes the allocation of the stock-based compensation:

	Year ended December 31,
	2022	2021
Cost of revenues	$17	$7
Research and development expenses	67	12
Selling and marketing expenses	7	7
General and administrative expenses	47	5

	$138	$31

The options outstanding and exercisable as of December 31, 2022, have been separated into ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2022	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2022	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$0.00-$20.00	801,800	6.58	$3.39	$-	204,347	6.61	$3.43	$-
$20.00-$50.00	9,250	6.07	$20.00	-	9,250	6.07	$20.00	-
	811,050	6.65	$3.58	$-	213,597	6.58	$4.15	$-

The total intrinsic value of options exercised for the years ended December 31, 2022 and 2021 was $7 and $0, respectively.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 10:	SHARE CAPITAL (Cont.)

f.
Warrants:

Each of the Company's warrants entitles the holder to exercise such warrant for one ordinary share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

The following table contains additional information concerning warrants activity for the years 2022 and 2021:

	Year ended December 31
	2022		2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at Beginning of year	247,000	$17.07	247,000	$17.07
Issued	1,219,738	$4.96	-	$-
Exercised	564,869	$3.08	-	$-
Expired	-	$-	-	$-
Outstanding at end of year	901,869	$10.06	247,000	$17.07

Set forth below is data regarding the range of exercise prices and expiration date for warrants outstanding at December 31, 2022:
Exercise Price	Number of warrants Outstanding	Exercisable until
$18.70	2,500	2025
$7.50	7,500	2026
$17.07	237,000	2027
$3.20	654,869	2029
	901,869

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

a.
Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012 until February 21, 2022. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

b.	As of December 31, 2022 and 2021, the Company accrued $86 and $103, respectively as expenses arising from related party management services.

c.
On April 29, 2012, the board of directors approved the recording of a floating charge on all of the Company’s assets in favor of the Mr. and Mrs. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure loans that are given by them from time to time to the Company. As of December 31,2022, total loans were $166. These loans bear no interest and are not attached to any price index.

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

The company operates in three technologies segments or Strategic business units; e-Gov, IoT, and Cyber Security:

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

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 12:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,384	$15,628	$637	$17,649

Operating loss	680	(3,993)	(2,692)	(6,005)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$30	$1,590	$50	$1,640

	Year ended December 31, 2021
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,634	$8,904	$1,729	$12,267

Operating loss	400	(3,004)	(4,133)	(6,737)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$47	$1,543	$214	$1,804

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2022	2021
Operating loss
Total operating loss of reportable segments	$(6,005)	$(6,737)
Financial expenses, net	(1,751)	(3,396)
Loss before income taxes	$(7,756)	$(10,133)

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 12:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.
Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2022		2021
		Property and		Property and
	Total Revenues	Equipment, net	Total revenues	Equipment, net
Africa	$374	$-	$1,586	$-
European countries	9,559	-	2,912	-
South America	-	-	37	-
United States	6,877	38	6,820	47
Israel	693	1,602	757	1,757
APAC	146	-	155	-

	$17,649	$1,640	$12,267	$1,804

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2022	2021
Raw materials and equipment	$302	$1,119
Electronic monitoring	11,614	6,393
Treatment programs	3,998	3,292
Maintenance, royalties and project management	1,735	1,463

	$17,649	$12,267

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2022	2021
Customer A	36%	-
Customer B	-	10%

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 13:	OTHER EXPENSE, NET

	Year ended December 31,
	2022	2021
Doubtful debt provision	$1,000	$3,000
Change in liability for future earn-out	-	689
Other	138	685
Total other expense, net	$1,138	$4,374

Doubtful debt provision The following is a summary of the accounts receivables allowance for doubtful accounts for the years ended December 31:

	Year ended December 31,
	2022	2021
Balance at beginning of period	$11,667	$8,667
Provision during the period	1,000	3,000
Balance at end of period	$12,667	$11,667

NOTE 14:	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2022	2021
Financial expenses:
Interest, bank charges and fees	$(1,770)	$(3,642)
Exchange differences, net	19	246
Total financial expenses	(1,751)	(3,396)

Financial income:
Interest income	-	-
Total financial income	-	-

Total financial expenses, net	$(1,751)	$(3,396)

NOTE 15:	SUBSEQUENT EVENTS

a.
On March 31, 2023, (the “Closing Date”), the Company completed a registered direct offering with a single accredited institutional investor of an aggregate of 485,000 of its ordinary shares and 1,032,615 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such investor of the Company’s private warrants to purchase an aggregate of 1,517,615 of ordinary shares at an exercise price of $1.66 per share. The private warrants are immediately exercisable and expire five years from the Closing Date. In connection with the closing of these offerings, the Company agreed that certain existing remaining warrants to purchase up to an aggregate of 564,869 of its ordinary shares that were previously issued to such investor on July 27, 2022, at an exercise price of $3.08 per ordinary share, were amended so that the amended warrants will have an exercise price of $1.66 per share. These offerings were effected pursuant to the Securities Purchase Agreement, dated as of March 30, 2023, with such institutional investor.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	Chief Executive Officer

Dated: April 20, 2023