Form 20-F
period 2023-12-31
SuperCom Ltd
filed 2024-04-22
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ordinary Shares, par value NIS 2.5 per share: 13,291,028 issued and outstanding (as of December 31, 2023)

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

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced Internet of Things") IoT(" and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world.

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

On January 1, 2016, we acquired Leaders in Community Alternatives, Inc.(“ LCA”). LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

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

The following summary consolidated financial data for and as of the five years ended December 31, 2023 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the two years ended December 31, 2023 and 2022 appear elsewhere in this Annual Report. Our selected consolidated financial data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F (this “Annual Report”).

Income Statement Data:

	Year Ended December 31,
	2023	2022	2021	2020	2019
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	26,570	17,649	12,267	11,770	16,475
Cost of revenues	16,347	11,261	6,063	6,189	10,127
Gross profit	10,223	6,388	6,204	5,581	6,348
Operating expenses:
Research and development	3,110	3,412	2,763	2,386	3,971
Selling and marketing	2,200	2,657	1,655	1,721	3,526
General and administrative	5,460	5,186	4,149	4,074	5,389
Other (income) expenses	2,812	1,138	4,374	1,149	1,635
Total operating expenses	13,582	12,393	12,941	9,330	14,521
Operating loss	(3,359)	(6,005)	(6,737)	(3,749)	(8,173)
Financial expenses, net	(663)	(1,751)	(3,396)	(4,113)	(3,289)
loss before income tax	(4,022)	(7,756)	(10,133)	(7,862)	(11,462)
Income tax (expense) benefit	-	299	(5)	(5)	(43

Net (loss)	(4,022)	(7,457)	(10,138)	(7,867)	(11,505)

Per Share Data:
Basic loss per share	(0.6)	(2.8)	(3.9)	(4.5)	(7.1)
Diluted loss per share	(0.6)	(2.8)	(3.9)	(4.5)	(7.1)

	2023	2022	2021	2020	2019
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents and restricted cash	5,577	4,505	4,604	3,952	1,210
Total Current Assets	28,462	26,290	26,108	24,942	23,147
TOTAL ASSETS	44,753	42,040	42,119	40,344	40,004
Total Current Liabilities	5,403	5,239	5,603	19,599	14,313
Total Long-term Liabilities	34,535	33,670	32,124	15,827	17,359
SHAREHOLDERS’ EQUITY	4,816	3,131	4,392	4,919	8,332

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“U.S. GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2023, was NIS 3.627 per $1.00.

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

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	Reserve	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1

ITEM 4.	INFORMATION ON THE COMPANY	16

A.	History and Development of the Company	16
B.	Business Overview	18
C.	Organizational Structure	27
D.	Property, Plants and Equipment	28

ITEM 4A.	UNRESOLVED STAFF COMMENTS	29

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29

A.	Operating Results	29
B.	Liquidity and Capital Resources	33
C.	Research and Development, Patents and Licenses, etc.	39
D.	Trend Information	39
E.	Off-Balance Sheet Arrangements	39
F.	Tabular Disclosure of Contractual Obligations

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	40

A.	Directors and Senior Management	40
B.	Compensation	41
C.	Board Practices	42
D.	Employees	50
E.	Share Ownership	51

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53

A.	Major Shareholders	53
B.	Related Party Transactions	53
C.	Interests of Experts and Counsel	53

ITEM 8.	FINANCIAL INFORMATION	53

A.	Consolidated Statements and Other Financial Information	53
B.	Significant Changes	54

ITEM 9.	THE OFFER AND LISTING	54

A.	Offer and Listing Details	54
B.	Plan of Distribution	55
C.	Markets	55
D.	Selling Shareholders	55
E.	Dilution	55
F.	Expenses of the Issue	55

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the last three fiscal years ended December 31, 2023, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our business, operating results and financial condition.

In the year ended December 31, 2023, 59% of our consolidated net revenue is attributable to sales to two large customer.

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

Historically, we had loss from operations during the last seven years ended December 31, 2023 and have funded our business operations and capital expenditures primarily through equity and/or debt issuances (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

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

Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the communications and networking industries at large, as well as in specific segments and markets in which we operate, resulting in:

•	Increased price competition for our products, not only from our competitors but also as a consequence of customers disposing of unutilized products
•	Risk of excess and obsolete inventories
•	Risk of supply onstraints
•	Risk of excess facilities and manufacturing capacity
•	Higher overhead costs as a percentage of revenue and higher interest expense

During the fiscal year ended December 31, 2023, we continued to see a more broad-based weakening in the global macroeconomic environment which impacted our commercial and enterprise markets. We also experienced continuing weakness in the service provider market and emerging countries, and we expect ongoing uncertainty in these markets. Additionally, instability in the global credit markets, the impact of uncertainty regarding global central bank monetary policy, the instability in the geopolitical environment in many parts of the world including as a result of Russia’s hostile activities in Ukraine, the Israel Hamas war, the current economic challenges in China, including global economic ramifications of Chinese economic difficulties, and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Potential political, economic and military instability in the State of Israel, where some of our offices, members of our management team, and our production and research and development facilities are located, may adversely affect our results of operations.

Our principal executive office and research and development facilities are located in Israel. In addition, majority of our senior management, several of our employees, majority of our officers and directors are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists.

Additionally, having already passed into law a bill that removes the power of the Israeli judiciary to strike down legislation it deems unreasonable, the Israeli government also announced its plans to pass into legislation other judicial reforms that would, for example, increase political influence over the selection of judges. These plans have been met with mass protests in Israel and criticism from leading Israeli business leaders and certain foreign leaders. If such government plans are eventually enacted, they may cause operational challenges for us since we are headquartered in Israel and the majority of our employees are located in Israel. In addition, if foreign policy is negatively impacted with regard to Israel, this could impact our business with suppliers and customers which could in turn adversely impact our reputation, results of operations or financial condition.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted an orchestrated series of attacks on civilian and military targets, resulting in the mass death, maiming and kidnapping of civilians and soldiers. Hamas also launched extensive rocket attacks on Israeli population and industrial centers in Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

Following the attack, the Israeli government declared that the country was at war and the Israeli military began to call up reservists for active duty, including one of our employees, in anticipation of an active military campaign, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel, which could disrupt our operations. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are its economic implications on our Company’s business and operations and on Israel’s economy in general.

We have approximately 53 employees in Israel. While to our knowledge, there have been no reported casualties or injuries to our employees as of the date of this Annual Report, some of our Israeli employees have been mobilized as members of the Israeli military reserves to active duty. The ongoing war could cause harm to our employees and otherwise impair their ability to work for extended periods of time, as well as disrupt supply chains, transport networks, telecommunications and financial systems, and other critical infrastructure necessary to conduct business in Israel. As the intensity of the war has been rapidly evolving, including the potential for heightened geopolitical tensions in the Middle East, we continue to receive and review reports concerning our operations and business partners and remain vigilant.

The risk of cybersecurity incidents may also increase in connection with the ongoing war. These attacks may impact critical infrastructure and financial institutions globally, which in turn could adversely affect our operations. While we have taken actions to mitigate such potential risks, the proliferation of malware from the war into systems unrelated to the war, or cyberattacks targeted against Israeli companies, could adversely affect our operations.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business. The political and security situation in Israel may result in parties, with whom we have contracts, claiming that they have been discharged from performance, based on force majeure provisions. Political and economic implications of these hostilities, therefore, could harm our operations and product development.

Any hostilities involving Israel and the potential interruption and curtailment of trade between Israel and its trading partners could adversely affect our operations and make it more difficult for us to raise capital. We may experience disruptions if acts associated with such hostilities result in serious damage to our business and manufacturing facilities. Our business interruption insurance may not adequately compensate us for potential losses that may occur as a result of events associated with the security situation in the Middle East. Any losses or damages incurred by us could have a material adverse effect on our business.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2023 and 2022, approximately 75% and 61%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

We rely on a limited number of vendors and subcontractors for certain components of the products we are supplying and projects we perform. In some cases, we rely on a single source vendor or subcontractor. Any undetected flaws in components to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts. If one of our suppliers was unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage our business reputation. Shortages caused by disruptions at our suppliers and subcontractors for a variety of reasons, including public health emergencies and associated containment measures, war or geopolitical tensions (such as the Israel-Hamas war, tensions in the Middle East and the Ukraine/Russia conflict), significant natural disasters (including as a result of climate change) or significant price changes (including as a result of inflationary pressures). We depend on subcontractors to adequately perform a substantial part of our projects. If a subcontractor fails to fulfill its obligations under a certain project, it could delay our receipt of revenues for such project and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

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

We have been notified by The Nasdaq Stock Market LLC of our failure to comply with certain continued listing requirements and, if we are unable to regain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.

Our ordinary shares are currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements.

On September 13, 2023, we received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of our ordinary shares for the previous 30 consecutive business days, we no longer met the requirement to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”) and were required to regain compliance with the Minimum Bid Price Requirement by March 11, 2024.

On March 13, 2024, we received a letter from Nasdaq notifying us that, while we have not regained compliance with the with the minimum $1 bid price per share requirement (the “Minimum Bid Price Requirement”), Nasdaq has determined that we are eligible for and granted us an additional 180 calendar day period, or until September 9, 2024 (the “Second Compliance Period”), to regain compliance. Nasdaq's determination was based on (i) our Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and (ii) our written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary. If at any time before September 9, 2024, the closing bid price of our ordinary shares is at least $1 per share for a minimum of 10 consecutive business days, we should be able to regain compliance with the Minimum Bid Price Requirement.

If we do not regain compliance within the allotted compliance period, Nasdaq staff will provide notice that our ordinary shares will be subject to delisting. We would then be entitled to appeal that determination to a Nasdaq hearings panel. There can be no assurances that we will be able to regain compliance with the Minimum Bid Price Requirement or, if we do regain compliance with the Minimum Bid Price Requirement, that we will be able to continue to comply with all applicable Nasdaq listing requirements in the future. If we are unable to maintain compliance with these Nasdaq requirements, our ordinary shares will be delisted from Nasdaq.

In the event that our ordinary shares are delisted from Nasdaq, as a result of our failure to comply with the Minimum Bid Price Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in our ordinary shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our ordinary shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

We have a shareholder that is able to exercise substantial influence over us and all matters submitted to our shareholders.

Sigma Wave Ltd. (“Sigma”), which is controlled by the family members of Mrs. Tsviya Trabelsi, and by her husband Mr. Arie Trabelsi, a member of our board of directors, is the beneficial owner of approximately 4.5% of our outstanding ordinary shares as of December 31, 2023. Mrs. Trabelsi and Mr. Trabelsi are also the parents of Ordan Trabelsi, our CEO and President, and Barak Trabelsi, our COO and CTO. Such ownership interest gives Sigma the ability to influence our corporate affairs and to control our Company, including our management, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma may have influence over the outcome of most matters submitted to our shareholders, including the election of our directors, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 20231 (the last business day of our second fiscal quarter of 2023). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2024, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2023 and quarterly reports in respect of each of the quarters of 2024) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

SuperCom Ltd.(the “Company”) is a company organized under the laws of the State of Israel. Our registered office is located at 3 Rothschild Street, Tel-Aviv, Israel, and our telephone number is +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 160 Franklin Street, Suite 310, Oakland, CA, 94607, telephone number +1 (510) 505-2600.

Our web address is SuperCom.com.

The SEC maintains an internet site located at https://www.sec.gov/edgar.com that contains reports, other statements and other information regarding issuers that file electronically with the SEC.

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

IoT and Connectivity SBU Products and Solutions

Our IoT division features a multiple connectivity base IoT hybrid suit accompanied by services specifically tailored to meet the requirements of the applicable industries, primarily: (i) public safety, (ii) healthcare and homecare, (iii) SafeCity, (iv) Smart Campus, (v) Connectivity networks and (vi) transportation. Our PureRF and PureSecurity PureCare suite assists organizations in efficiently utilizing time and resources. We believe it has a number of advantages for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable personal resources and assets.

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

During the years ended December 31, 2023 and 2022, we have invested, $3.2 million and $3.4 million, respectively, in research and development. We anticipate that we will continue to invest up to 15% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the two years ended December 31, 2023 and 2022 (all amounts in thousands of dollars):

	2023	2022
Africa	$1,455	$374
Europe	17,673	9,559
South and center America	12	-
United States	6,766	6,877
Israel	585	693
Asia Pacific	79	146

Total	$26,570	$17,649

As part of the Company’s decision to switch from one technology segment, e-government, into three technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the two years ended December 31, 2023 and 2022 (all amounts in thousands of dollars):

	Year ended December 31,
	2023	2022
e-Gov	$1,544	$637
IoT	23,766	15,628
Cyber Security	1,260	1,384
Total	$26,570	$17,649

The following table provides a breakdown of total revenue by products and services for the two years ended December 31, 2023 and 2022 (all amounts in thousands of dollars):

	Year ended December 31,
	2023	2022
Revenues
Products	$19,767	$10,099
Services	6,803	7,550

Total revenues	$26,570	$17,649

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

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that Guidance (G4S), G4S, STOP, Omnilink, Sentinel, BI (GeoGroup), and Buddi are our potential competitors with respect to our IoT products and solutions. We believe that Face Technologies, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Thales, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-Gov products and solutions market. We believe that McAfee (Intel Security), Symantec, Sophos, and Trend Micro are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our e-Gov, IoT, and Cyber Security products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

The following reflects our active subsidiaries and affiliates as of April 22, 2024:

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

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premise in Tel Aviv and Herzliya, Israel, under a new lease which started on April 1, 2021 and expires on March 30, 2026. According to the lease agreements, the monthly fee (including management fees) is approximately $35,430.

We lease approximately 1,701 square meters of office premises in Miami, Kentucky and California for our U.S. subsidiaries, which under the current lease contracts expire between 2024 and 2025, with a monthly fee of approximately $26,749.

We do not lease any facilities for any other subsidiary or branch.

Our total annual rental fees, for 2023 and 2022 were $930,000 and $817,160, respectively.

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

Our product depth and global presence was expanded significantly with our acquisition of the SmartID division of OTI in December 2013, as well as our acquisitions of Prevision, Safend, LCA, PowaPOS business, and Alvarion between November 2015 and May 2016. Initially, our operations grew significantly following the acquisition of the SmartID division and the 2016 acquisitions, especially our head count and research and development and sales and marketing expenses, as we did our best to respond to the new market and customer needs. Although in recent years, we have worked diligently through integration and restructuring processes to optimize our operational structure and costs so in the recent eight years our operation grew significantly organically, while we have focused our operations in developed countries.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

2023 was a year of returning to normal as the Covid-19 global pandemic’s impact had no impact on our operations in Israel, USA and worldwide. Our sales, project operations and R&D processes have return to normal per our current business plan.  While returning fully to our business plan, we have optimized the operations of our Company, and our operating costs except for our investment in R&D which continued to enhance our product offerings and competitive standing among our target markets, our optimized company generated numerous new opportunities and large project wins in our target markets, but required us to use resources in many cases that have yet to yield income to our Company as part of multi-year government sale and project deployment life cycles. We believe that comparing between our 2023 fiscal year, on one hand and 2022 and 2021 fiscal years, on the other hand, cannot be done effectively without taking into account the material impact of Covid-19 on our business in the years 2022 and 2021.

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

Costs and Operating Expenses

For the fiscal year ended December 31, 2023, our costs were materially impacted by the fact that the Covid-19 pandemic ended and attention of management was required to quickly adapt and optimize operational structures of the businesses as was described in the General section above.

Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities. In 2023, our research and development expenses were decreased by 12% compared to the same period in 2022.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs. In 2023, our sales and marketing returned to normal and was optimized, our selling and marketing expenses decreased by 17% compared to the same period in 2022

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

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

Operating Results

The following table sets forth selected our consolidated income statement data for each of the two years ended December 31, 2023 and 2022, expressed as a percentage of total revenues.

	2023	2022
Revenues	100%	100%
Cost of revenues	61.5	63.8
Gross profit	38.5	36.2
Operating expenses:
Research and development	11.7	19.3
Selling and marketing	8.3	15.1
General and administrative	20.5	29.4
Other expenses	10.6	6.4
Total operating expenses	51.1	70.2
Operating loss	(12.6)	(34.0)
Financial expenses, net	(2.5)	(9.9)
Loss before income tax	(15.1)	(43.9)
Income tax expense	-	1.7
Net Loss	(15.1)	(42.3)

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenues

Our total revenues in 2023 were $26,570,000 compared to $17,649,000 in 2022, an increase of 51%. The composition of revenues has changed during the fiscal year ended December 31, 2023 as follows: (i) the e-Gov segment revenue was $1,544,000 in comparison to $637,000 in 2022, an increase of 142% which reflects recurring revenue from some of our multiyear governments contracts; (ii) the IoT segment revenue was $23,766,000 in comparison to $15,628,000 in 2022, an increase of 52% which is attributed to an increase of revenue in the European market; and (iii) the Cyber Security segment revenue was $1,260,000 in comparison to $1,384,000 in 2022, a decrease of 9% which is mainly attributed to the decrease in our revenue from products license renewals, and in our consulting-based cyber offering.

Gross Profit

Our gross profit during the fiscal year ended December 31, 2023 was $10,223,000 compared to $6,388,000 in 2022, an increase of 60%. The gross profit margin for 2023 was 38.5% compared to 36.2% in 2022. The increase in our gross profit margin is mainly attributed to (i) the completion of a new $33 million contract’s implementation stage completed and the project’s recurring revenue stage which contributes to a higher than average gross margin; (ii) a change in the mix of revenues; (iii) an increase of 52% in IoT revenue, which contributes to a higher than average gross margin; and (iv) a decrease of revenue from cyber services contracts which contributes to a higher than average gross margin.

Expenses

Our operating expenses, excluding other (income) expenses, net, during the fiscal year ended December 31, 2023 was $10,770,000 compared to $11,255,000 in 2022, a decrease of 4%. The decrease in operating expenses was primarily due to (i) a decrease of 9% in research and development expenses, (ii) an increase of 5% in general and administrative expenses; and (iii) a decrease of 17% in sales and marketing expenses.

Our sales and marketing expenses decreased to $2,200,000 during the fiscal year ended December 31, 2023 from $2,657,000 in 2022, a decrease of 17%. The decrease in our sales and marketing expenses was primarily due to an optimization in our sales and marketing direct expenses and travels expenses during 2023.

Our research and development expenses decreased to $3,110,000 during the fiscal year ended December 31, 2023 from $3,412,000 in 2022, an decrease of 9%. The decrease in our research and development expenses was primarily due to the completion of some of the IoT products development.

Our general and administrative expenses increased to $5,460,000 during the fiscal year ended December 31, 2023 from $5,186,000 in 2022, an increase of 5%.

Other expenses were $2,812,000 during the fiscal year ended December 31, 2023, compared to other expense of $1,138,000 in 2022. The increase in other expenses in 2023 from 2022 represents mainly (i) a provision of bad debt, related mainly to African and Latin American government customers, amounting to $1,457,000 and $1,000,000 respectively, and one-time expense due to settlement with e-GOV account amounted to $1,053,000 in 2023.

Financial Expenses, net

We had financial expenses, net, of $663,000 during the fiscal year ended December 31, 2023 compared to $1,751,000 in 2022, a decrease of 62% due to $2,313,000 financial income from changes in fair value of derivative warrants liabilities offset by an increase of exchange rate expenses of $483,000 and of interest expense and other related fees on the outstanding loans and credit lines we maintain of $742,000.

Income Tax

We recorded a tax income of $0 for the fiscal year ended December 31, 2023 compared to a tax income of $299,000 in 2022, mainly due to a tax asset recognized for Safend after four years of material profit and toward Safend tax allowance for the year 2022.

Net Loss

As a result of the factors described above, our net loss for the fiscal year ended December 31, 2023, was $4,022,000 compared to a net loss of $7,457,000 in 2022 a decrease of 46%. The decrease in our net loss is mainly related to (i) an increase of $1.7M in other expenses ;(ii) a decrease of $1.1M in financial expenses, offset by; (ii) a $3,835,000 increase in gross profit, and (iii) a $485,000 decrease in  operating expenses excluding other expenses, net.

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Impact of Currency Fluctuation and of Inflation

We report our financial results in U.S. dollars and receive payments in dollars for most of our sales, while a portion of our expenses, primarily salaries, are paid in NIS. Therefore, the dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

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

When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increases. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Any increase in the value of the NIS in relation to the dollar also has the effect of increasing the dollar value of any NIS assets, unless such assets are linked to the dollar, and the dollar amounts of any unlinked NIS liabilities and expenses. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2023	3.0	3.1	(0.1)
2022	5.3	13.2	(7.9)

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 23% in 2022 and in 2023. For the years ended December 31, 2023 and 2022 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax.

In 2023, the USA federal tax rate was 21%, the state tax rate was 8.84% in CA and 6.5% in NY, the New York City tax rate was 6.5%.  Our effective USA tax rate as for the year ended December 31, 2023 was 27.03%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of and for the year ended December 31, 2023, the Company had an accumulated deficit of $106,948, and net cash used in operating activities of $2,367 compared to $4,654 for the year ended December 31, 2022, which demonstrates a 49% reduction in negative operation cash flow.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2023, the Company had cash, cash equivalent and restricted cash of $5,577 and positive working capital of $23,059.

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

On August 3, 2023, the Company raised approximately $2.75 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 661,000 of its ordinary shares, and 2,574,295 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 3,235,295 of its ordinary shares at an exercise price of $0.85 per share.

On November 15, 2023, the Company raised approximately $2.0 million in gross proceeds in a warrant exercise and reload  with a single accredited institutional investor through warrant exercise of 1,081,000 warrant to ordinary shares, and warrant exercise of 3,671,910 warrant to pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent warrant reload  to such Purchaser of the Company’s private warrants to purchase an aggregate of 9,505,820 of its ordinary shares at an exercise price of $0.5 per share.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2022
	(in thousands)
Net cash used in operating activities	$(2,367)	$(4,654)
Net cash used in investing activities	(3,366)	(2,189)
Net cash provided by (used in) financing activities	6,805	6,744
Net increase(decrease) in cash and cash equivalents	1,072	(99)
Cash, cash equivalents and restricted cash at beginning of period	4,505	4,604
Cash, cash equivalents and restricted cash at end of period	$5,577	$4,505

Net cash used in operating activities for the year ended December 31, 2023, was $2,367, compared to net cash used by operating activities of $4,654,000 during the year ended December 31, 2022, a decrease of 49%.

Net cash used in investing activities during the year ended December 31, 2023, was $3,366,000 compared to $2,189,000 during the year ended December 31, 2022, a decrease of 53.8%.

Net cash provided by financing activities during the year ended December 31, 2023, was $6,805,000 compared to $6,744,000 during the year ended December 31, 2022, which consisted mainly of two registered direct offering with $5,180,000 in gross proceeds and warrant exercise for cash with $1,819,000 in gross proceeds.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1455	$1455
European countries	328	17,256	89	17673
South America	12	-	-	12
United States	279	6,487	-	6,766
Israel	562	23	-	585
APAC	79	-	-	79
Total revenue	$1,260	$23,766	$1,544	$26,570

Timing of revenue recognition
Products and services transferred over time	$343	$8,262	$1455	$10,060
Products transferred at a point in time	917	15,504	89	16,510
Total revenue	$1,260	$23,766	$1,544	$26,570

 Transaction price allocated to the remaining performance obligations.

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations totals $19.557 million. The Company expects approximately 68% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 32% recognized thereafter.

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

With respect to our e-Gov business, in some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis, for the year 2023 and 2022 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $14,124,000 and $12,667,000 as of December 31, 2023 and 2022, respectively.

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

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2023, the number of employees in our research and development activities was 43. We spent $4,762,000 (out of which $1,652,000 was capitalized as cost of software to be sold), and $5,025,000 (out of which $1,613,000 was capitalized as cost of software to be sold), in 2023 and 2022, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of “Item 5. Operating and Financial Review and Prospects” for a description of the Trend Information relevant to us.

E.	Critical Accounting Estimates Disclosure

See discussion in Part B of “Item 5. Operating and Financial Review and Prospects” for a description of the Critical Accounting Estimates Disclosure relevant to us.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position, and a biographical description of each of our directors:

Name	Age	Position
Arie Trabelsi	66	Director
Tal Naftali Shmuel	38	Independent Director (1) (2)(3)
Oren Raoul De Lange	46	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	66	Independent Director (1)(2)(3)

(1)	“Independent Director”
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

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

We are managed by our board of directors(the “Board of Directors”). Pursuant to our Articles of Association, the number of directors may be determined from time to time by the board of director. Directors are elected for a one year term ending at the following annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. However, if no directors are elected at an annual meeting, then the incumbents shall be deemed re-elected at the same meeting. The General Meeting may resolve that a director be elected for a period longer than the time ending at the next annual meeting but not longer than that ending at the third next annual meeting. The board of directors elects one of its members to serve as the Chairman.

Executive Officers and Key Employees

Our executive officers and certain key employees as of April 22, 2024 are:

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2023.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (6 persons)	$580,878	$53,964

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2023 was approximately $580,878. This sum includes amounts paid for salary and commission and bonuses. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2023, we had set aside approximately $53,964 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $731 plus approximately $281 for every board or audit committee meeting attended.

As of December 31, 2023, our directors and executive officers as a group, then consisting of 6 persons, held options to purchase an aggregate of 640,000 ordinary shares, of which 320,000 were exercisable as of December 31, 2023, at an average exercise price of $3.25 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders and key employees during or with respect to the year ended December 31, 2023, as required by regulations promulgated under the Israeli Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation (2)	Total
Yoad Hayash Director of sales	177,329	-	-	177,329
Arkady Tachman R&D director, e-Gov	180,652	-	-	180,652
Barak Trabelsi GM &Vice President, IoT	213,810	33,085	-	246,896
Ido Rozenfeld R&D	140,527	-	-	140,527
Gil Alfi Vice President Sales, Cyber	160,876	123,684	-	284,560

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

(2)
Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2023 based on the grant date fair value in accordance with accounting guidance for stock-based compensation. See Note 12.c to our audited consolidated financial statements for the year ended December 31, 2023.

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

Our Board of Directors is presently comprised of four (4) members, two of whom were elected as external directors under the provisions of the Israeli Companies Law . Our Articles of Association provide that the majority of the directors appointed to the Board of Directors will be independent directors. Mrs. Shapira, Mr. Shmuel, and Mr. De Lange satisfy the applicable requirements for independence under our Articles of Association.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer, or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all current members of the Board of Directors are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company, if a director of the other company is acting as an external director of the first company at such time.

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

Pursuant to the Companies Law, the term of office of an external director may be extended by the shareholders following the initial three-year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company. If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above. If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

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

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The chairman of the audit committee must be an external director. The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than nine consecutive years (a cessation of service as a director for up to two years during any nine-year period will not be deemed to interrupt the nine-year period). Under the Companies Law, the audit committee and the compensation committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

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

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event that the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

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

The Board of Directors may approve the compensation policy even if such policy was not approved by the shareholders, provided that the compensation committee and the board of directors resolve, based on detailed consideration of the compensation policy that approval of the policy, is in the best interest of the company, despite the fact that it was not approved at the shareholders’ meeting.

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

As of December 31, 2023           and 2022, we had 121 and 122 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2023	Dec. 31, 2022
Research, Development & Operations	98	91
Marketing and Sales	8	9
Administration	15	22
Total	121	122

Over the past two years, the number of our employees by geographic area was as follows:

	Dec. 31, 2023	Dec. 31, 2022
Israel & Europe	53	58
United States	68	64
Total	121	122

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of December 31, 2023, regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi(3)	800,021	6.02%

Tal Naftali Shmuel	—	—

Shoshana Cohen Shapira	—	—

Oren Raoul De Lange	—	—

All executive officers and directors as a group (6 persons)	800,021	6.02%

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

(2)	The percentages shown are based on 13,291,028 ordinary shares issued and outstanding as of December 31, 2023.

(3)
Sigma Wave Ltd. is controlled by Mrs. Tsviya Trabelsi, and by her husband, Mr. Arie Trabelsi. As such, Mr. Trabelsi may be deemed to beneficially own the 800,021 ordinary shares beneficially held by Sigma Wave Ltd.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2023, 416,975 options were exercisable, and 822,175 options were outstanding.

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

In April 2023, the Option plan was extended for another period of 10 years, until December 31, 2033.

A summary of our stock option activity and related information is as follows:

	Year ended December 31,
	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding at Beginning of year	811,050	3.58	21,388	12.3
Granted	22,000	1.23	800,937	3.25
Exercised	(250)	1.84	(1,650)	1.00
Canceled and forfeited	(10,625)	4.17	(9,625)	3.79
Outstanding at end of year	822,175	3.51	811,050	3.58
Exercisable at end of year	416,975	3.80	213,597	4.15

We recognized compensation expenses related to our share-based employee compensation awards of $243,000 and $138,000 for the years ended December 31, 2023 and December 31, 2022

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2023	2022
	$	$
Cost of revenues	13	17
Research and development expenses	95	67
Selling and marketing expenses	7	7
General and administrative expenses	128	47
	243	138

The options outstanding and exercisable as of December 31, 2023, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2023	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2023	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-20.00	822,175	5.54	3.51	-	416,975	5.55	3.80	-
20.00-50.00	-	-	-	-	-	-	-	-
	822,175	5.54	3.51	-	416,975	5.55	3.80	-

The total intrinsic value of options exercised during the years ended December 31, 2023, and 2022 was $0 and $0, respectively, based on our company’s average stock price of $0.58 and $5.08 during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of December 31, 2023 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2023	597,453	$3.51
Granted	22,000	$1.23
Vested	(204,978)	$3.46
Forfeited and canceled	(9,275)	$3.68
Non-vested at December 31, 2023	405,200	$3.20

As of December 31, 2023, and 2022, there was $741,177 and $1,125,448, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of April 5, 2024 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities. 20,231,041 of our ordinary shares were issued and outstanding:

None

Significant Changes in the Ownership of Major Shareholders

Sigma Wave Ltd is no longer a beneficial owner of greater than 5% or more of the outstanding shares of any class of our securities

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of December 31, 2023, there were approximately 23 record holders, of which 14 record holders holding approximately 97.74% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97.66% of our outstanding ordinary shares as of such date).

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

Mr. Trabelsi has served as the Chief Executive Officer of the Company since June 1, 2012 until February 21, 2022. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi annual salary. As of December 31, 2023 and 2022, we had accrued $18,000, and $85,000, respectively as expenses arising from services provided by Mr. Trabelsi.

On April 29, 2012, the Board of Directors approved the recording of a floating charge on the Company’s assets in favor of Mr. and Mrs. Trabelsi, unlimited in amount, in order to secure loans that are given by them from time to time to the Company. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2011 until 2023 ranged from $2,809 up to $2,662,470 and bore no interest
As of December 31,2023, total loans were $100. These loans bear no interest and are not attached to any price index.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2023.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of December 31, 2023, we had 13,291,012 ordinary shares issued and outstanding.

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

Year	High	Low
2013	$56.5	$3.0
2014	$137.8	$48.5
2015	$138.4	$44.6
2016	$52.5	$26.2
2017	$43.6	$21.7
2018	$39.2	$13.2
2019	$17.5	$5.9
2020	$30.9	$3.7
2021	$29.5	$4.0
2022	$8.4	$1.7
2023	$2.7	$0.34

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on The NASDAQ Capital Market.

	High	Low

2021
First Quarter	$22.4	$10.8
Second Quarter	$16.7	$11.9
Third Quarter	$13.9	$9.8
Fourth Quarter	$10.9	$4.4

2022
First Quarter	$7.1	$4.8
Second Quarter	$5.7	$2.8
Third Quarter	$4.6	$2.6
Fourth Quarter	$2.9	$1.7

2023
First Quarter	$2.7	$1.3
Second Quarter	$1.5	$0.94
Third Quarter	$1.2	$0.35
Fourth Quarter	$1.1	$0.34

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
December 2023	$0.43	$0.35
January 2024	$0.39	$0.21
February 2024	$0.21	$0.16
March 2024	$0.21	$0.15
Through April 22, 2024	$0.36	$0.17

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We are authorized to issue 100,000,000 ordinary shares par value NIS 2.5 per share, of which 13,291,028 ordinary shares were outstanding as of December 31, 2023.

DIRECTORS

Our Articles of Association provide that the number of directors may be determined from time to time by our Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten. With the exception of our external directors, who are elected for three-year terms in accordance with the Israeli Companies Law, our directors are elected for a one year term ending at the following annual general meeting of shareholders.  However, if no directors are elected at an annual meeting, then the persons who served as directors immediately prior to the annual meeting shall be deemed reelected at the same meeting. The general meeting may resolve that a director be elected for a period not longer than the third next annual meeting. Directors may resign or in certain circumstances be removed by our general meeting prior to the expiration of his term.

The Board of Directors may appoint additional directors (whether to fill a vacancy or create a new directorship) to serve until the next annual shareholders meeting. In case an office of a director has been vacated, the remaining directors may continue to act in every matter so long as the number of its members is not less than the quorum required at the time for meetings of the board. If the number of members of the board decreases below said quorum, the board will not be entitled to act except in case of emergency or for appointing additional directors in order to fill vacant positions on the board or to call a general meeting of the shareholders. The Board of Directors elects one of its members to serve as the Chairman.

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

Approval of a Compensation Policy for Office Holders

In accordance with the Companies Law, a public Company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy have been approved by September 2013 by our Board of Directors, after consideration of the recommendations of the compensation committee and by the majority of the company’s shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

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

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Exemption of Office Holders

Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our Articles allow us to exempt our office holders from liability towards us for breach of duty of care to the maximum extent permitted by law.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2023 and 2022.

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

For the year 2023, our USA subsidiaries are subject to USA federal tax rate of 21%, to State tax rate of 8.84% in CA and 6.5% in NY, and to City tax of 6.5% in NYC.

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

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 698,280 (in 2023) (hereinafter “Surcharge Tax”).

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2023 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2022), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2023 net income of approximately $0.4 million.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2023 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified during management’s assessment was a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company’s ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2023	2022
Audit fees	$145,000	$160,000
Audit-related fees	$-	$-
Tax fees	$12,000	$12,000
Total	$157,000	$172,000

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

On December 21, 2022, we approved the replacement of Halperin Ilanit. Certified Public Accountants  (“Halperin”), as our independent registered public accounting firm and the engagement of Yarel + Partners, CPA's (“Yarel”), as its new independent registered public accounting firm as of and for the year ended December 31, 2022. The change of auditors was mutually decided upon Halperin declared reduced auditing practices. As described below, the change in independent registered public accounting firm is not the result of disagreement with Halperin regarding the financial statements issued.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, including the financial statements audited by Halperin, was filed with the U.S. Securities and Exchange Commission on April 4, 2022 and, thus, Halperin then concluded its required services to us for the fiscal year ended December 31, 2021.

The audit report of Halperin on our consolidated financial statements for fiscal year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2021, there were: (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Regulation S-K and the related instructions between us and Halperin on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Halperin’s satisfaction, would have caused Halperin to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Regulation S-K.

On January 12, 2023, our Audit Committee approved the appointment of Yarel to serve as our independent registered public accounting firm for the fiscal year ended December 31, 2022.

During the fiscal years ended December 31, 2021 and 2022 and the subsequent interim period through January 12, 2023, neither we nor anyone on our behalf has consulted with Yarel regarding (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that might be rendered on our financial statements and, neither a written report nor oral advice was provided to us that Yarel concluded was an important factor considered by us in reaching a decision as to accounting, auditing or financial reporting issues, or (iii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions), or (iv) any “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

We provided Halperin with a copy of the disclosures in this Form 20-F for the year 201 and has requested that Halperin furnish us with a letter addressed to the SEC stating whether it agrees with the statements made herein and if not, stating in what respects it does not agree. A copy of Halperin’s letter, dated April 20, 2023, is filed as Exhibit 16.1 to this Annual Report.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by this Item 16J will be applicable to the Company for the fiscal year ending December 31, 2024.

ITEM 16K.	CYBERSECURITY

At SuperCom, cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed to align with industry practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of third-party applications and services provide by third-party service providers, and facilitate coordination across different departments of our company.
This framework includes steps for (i) assessing the severity of a cybersecurity threat, (ii) identifying the source of a cybersecurity threat, (iii) implementing cybersecurity countermeasures and mitigation strategies and (iv) informing management of material cybersecurity threats and incidents.

Our cybersecurity team engages as needed our Cyber Security division experts for risk assessment and system enhancements. In addition, our cybersecurity team provides training annually.
Our Board of Directors has overall oversight responsibility for our risk management and delegates the daily supervision of cybersecurity issues to our Chairman of the Baird, who is also the chairman of our Crisis Management Committee. The chairman of our Data Security Management Committee (as defined herein) reports material cybersecurity incidents to the Crisis Management Committee, and if needed, the chairman of our Crisis Management Committee will report the incident to our Board of Directors to take appropriate and timely measures in response to the incident.

Our management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. We established our data security management committee (the “Data Security Management Committee”) in 2023, composed of personnel from our cyber-Security division, IT center, and management team, to improve data security. The Data Security Management Committee is responsible for developing data security protection strategies, plans, and systems and providing required support and coordinating on major data security incidents. Our cybersecurity programs are under the direction of our chairman of Data Security Management Committee who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chairman of Data Security Management Committee and other dedicated personnel are experienced information systems security professionals with many years of experience. In addition, we established our crisis management committee (the “Crisis Management Committee”), chaired by our Chairman of the Board and composed of specialized teams to manage and respond to crisis in our business operations, including cybersecurity crisis.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business — Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Amended Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
2.2	Form of Registered Pre-Funded Warrant, dated March 31, 2023 (4)
2.3	Form of Private Warrant, dated March 31, 2023 (5)
2.4	Form of Warrant, dated August 3, 2023 (6)
2.5	Form of Pre-Funded Warrant, dated August 3, 2023 (7)
2.6	Form of Warrants, dated January 19, 2024 (8)
2.7	Form of Pre-Funded Warrants, dated January 19, 2024 (9)
2.8	Form of Pre-Funded Warrant, dated April 19, 2024 (10)
2.9	Form of Private Warrant, dated April 19, 2024 (11)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (12)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (13)
4.3	Form of Indemnification Letter (14)
4.4	Form of Securities Purchase Agreement, dated as of August 2, 2023, between the Company and the party identified on the signature page thereto (15)
4.5	Warrant Amendment Agreement, dated August 2, 2023, between the Company and the party identified on the signature page thereto (16)
4.6	Form of Securities Purchase Agreement, dated March 30, 2023, between the Company and the party identified on the signature page thereto (17)
4.7	Form of Registration Rights Agreement, dated March 31, 2023, between the Company and the party identified on the signature page thereto (18)
4.8	Letter Agreement, dated November 14, 2023, between the Company and the party identified on the signature page thereto (19)
4.9	Form of Securities Purchase Agreement, dated as of April 18, 2024, between the Company and the purchaser identified on the signature pages thereto (20)
4.10	Form of Registration Rights Agreement, dated as of April 18, 2024, between the Company and the purchaser identified on the signature pages thereto (21)
4.11	Placement Agent Agreement, dated as of April 18, 2024, between the Company and Maxim Group LLC (22)
8.1	List of Subsidiaries (23)
11.1	Code of Ethics (24)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yarel + Partners CPA Firm
16.1	Letter to SEC by Halperin CPA Firm (25)
97*	Compensation Recovery Policy of the Company
101.SCH*	XBRL Taxonomy Extension Schema DocumentS
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

(1)	Filed as Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1, File number 333-189910, filed with the SEC on July 3, 2013, and incorporated herein by reference.
(2)	Filed as Exhibit 3.22 to the Registrant’s Registration Statement on Form F-1, File number 001-33668, filed with the SEC on August 1, 2023, and incorporated herein by reference.
(3)	Filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1, File number 333-189810, filed with the SEC on July 3, 2013, and incorporated herein by reference.
(4)	Filed as Exhibit 4.1 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on March 31, 2023, and incorporated herein by reference.
(5)	Filed as Exhibit 4.2 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on March 31, 2023, and incorporated herein by reference
(6)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1, File number 333-273291, filed with the SEC on August 1, 2023, and incorporated herein by reference.
(7)	Filed as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1, File number 333-273291, filed with the SEC on August 1, 2023, and incorporated herein by reference.
(8)	Filed as Exhibit 4.1 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on January 22, 2024, and incorporated herein by reference
(9)	Filed as Exhibit 4.2 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on January 22, 2024, and incorporated herein by reference
(10)	Filed as Exhibit 4.1 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on April 19, 2024, and incorporated herein by reference.
(11)	Filed as Exhibit 4.2 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on April 19, 2024, and incorporated herein by reference.
(12)
Filed as Exhibit 4.2(a) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on May 9, 2012, and incorporated herein by reference.

(13)
Filed as Exhibit 4.2(b) to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on May 9, 2012, and incorporated herein by reference.

(14)
Filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, registration number 333-189810, filed with the Securities and Exchange Commission on July 3, 2013, and incorporated herein by reference.

(15)	Filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, File number 333-273291, filed with the SEC on August 1, 2023, and incorporated herein by reference.
(16)	Filed as Exhibit 10.2 to the Registrant’s Report on Form 6-K, filed with the SEC on August 3, 2023, and incorporated herein by reference.
(17)	Filed as Exhibit 10.1 to the Registrant’s Report on Form 6-K, filed with the SEC on March 31, 2023, and incorporated herein by reference.
(18)	Filed as Exhibit 10.2 to the Registrant’s Report on Form 6-K, filed with the SEC on March 31, 2023, and incorporated herein by reference.
(19)	Filed as Exhibit 4.1 to the Registrant’s Report on Form 6-K, filed with the SEC on November 15, 2023, and incorporated herein by reference.
(20)	Filed as Exhibit 10.1 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on April 19, 2024, and incorporated herein by reference.
(21)	Filed as Exhibit 10.2 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on April 19, 2024, and incorporated herein by reference.
(22)	Filed as Exhibit 10.3 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on April 19, 2024, and incorporated herein by reference.
(23)	Filed as Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on April 20, 2023, and incorporated herein by reference.
(24)
Filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008, and incorporated herein by reference.

(25)	Filed as Exhibit 16.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 20, 2023, and incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SuperCom Ltd. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operation and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Goodwill Impairment Assessment -

Description of the Matter

As described in Notes 2 to the consolidated financial statements, the Company’s goodwill balance was $7.026 million as of December 31, 2023. Management conducts an impairment test as of December 31 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may be impaired. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit or intangible asset to its respective carrying value. Fair value is estimated by management using the income method, which is based on the present value of estimated future cash flows attributable to the respective unit. Management applies significant judgment which is affected by expectations about future market and economic conditions in estimating and making assumptions related to the appropriate discount rates, revenue growth and operating margins. Changes in the assumptions could have a significant impact on the amount of potential impairment charge.

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

Allowance for accounts receivables-

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company records an allowance for credit losses when it determines that it is probable a receivable has been impaired. This estimate is based on specific customer credit risk and credit evaluations. We identified the allowance for credit losses as a critical audit matter.

The main considerations for our determination that the allowance for doubtful accounts is a critical audit matter include the high degree of estimation uncertainty resulting from significant management judgment. There is also a high degree of subjectivity in management's assessment of the reasonableness of the allowance for doubtful accounts, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgement in auditing the estimate. Variations to this estimate could have a significant impact in the allowance recorded.

How We Addressed the Matter in Our Audit

•
We obtained management’s assessment and calculation of the allowance for doubtful accounts, inquired of any known events that could impact the allowance calculation and obtained and inspected a sample of supporting documentation.

•	We analyzed the historical changes to determine past accuracy in estimating the allowance.

•
We tested a sample of aged customer balances that had not been reserved, and inspected payments made and communications between management and the customer, to evaluate the completeness of the allowance for credit losses.

Assessment of the capitalized internal costs to develop software -

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

Revenue Recognition - Estimates at Completion -

Description of the Matter

As described in Note 2 to the consolidated financial statements, revenues under contracts with governments and national agencies are generally recognized over time using the cost-to-cost method of accounting. Under this method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion, and revenue is recorded proportionally as costs are incurred. Contract costs, which are estimated utilizing current contract specifications and expected engineering requirements, typically are incurred over a longer period than a fiscal year, and the estimation of these costs at completion requires substantial judgment. The Company’s cost estimation process is based on professional knowledge and experience of engineers and project managers along with finance professionals.

Auditing the Company’s estimated costs at completion for select long-term contracts was challenging and complex due to the judgment involved in evaluating management’s assumptions and key estimates over the duration of the contracts. The estimated costs at completion for the select long-term contracts consider risks surrounding the Company’s ability to achieve the technical requirements and specifications of the contract, schedule, and other cost elements of the contract, and depend on whether the Company is able to mitigate risks surrounding such aspects of the contract.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls related to the Company’s revenue recognition process, including controls over management’s review of the estimated costs at completion for the select long-term contracts and related key assumptions and management’s review that the data underlying the estimated costs at completion was complete and accurate. To test the accuracy of the Company’s estimated costs at completion for the selected contracts, our audit procedures included, among others, evaluating the key assumptions used by management to determine such estimate. This included evaluating the historical accuracy of management’s estimates by comparing planned costs to actual costs incurred to date. We also tested the completeness and accuracy of the underlying data back to source documents and contracts.

Going concern assessment -

Description of the Matter

As discussed in Notes 1c to the consolidated financial statements, the company suffered recurring losses from operations, significant cash outflows and its accumulated deficit as of December 31, 2023 amounted to $106.9 million. However, the Company has concluded that its current cash reserves together with its secured credit facilities, management’s plans, and expected cash streams from current contracts with customers, alleviate the substantial doubt related to its ability to continue as a going concern for at least twelve months from the date of the approval of the accompanying consolidated financial statements.

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

Valuation of Inventory -

Description of the Matter

The Company’s inventories balance was $2.5 million as of December 31, 2023. In evaluating whether inventories are stated at lower of cost or net realizable value, management considers such factors as inventories in hand, estimated time to sell such inventories and current market conditions. Write-offs for slow inventory and inventory obsolescence are recorded when, in the opinion of management, the value of specific inventory items has been impaired.

We identified auditing the write-down of slow and obsolete inventories as a critical audit matter because of the significant assumptions and subjective judgments used by management, which involved the use of especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s inventory process and methodology, evaluated the design and tested the Company’s net realizable values across each inventory and the reasonableness of assumptions, completeness, accuracy, and relevance of the underlying data used by management in the evaluation of write off reserve.

Yarel + Partners
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 22, 2024
We have served as the Company’s auditor since 2023

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2023	2022
CURRENT ASSETS
Cash and cash equivalents	$5,206	$4,042
Restricted bank deposit	371	463
Accounts receivable, net of allowance for doubtful accounts of $14,124 and $12,667 as of December 31, 2023 and 2022, respectively (Note 17)	13,357	10,852
Other current assets (Note 3)	1,742	2,239
Inventories, net (Note 4)	2,503	3,411
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	28,462	26,290

LONG-TERM ASSETS
Property and equipment, net (Note 5)	2,701	1,640
Intangible assets, net (Note 6)	5,576	5,617
Goodwill	7,026	7,026
Other long-term assets (Note 7)	988	1,467

TOTAL LONG-TERM ASSETS	16,291	15,750

TOTAL ASSETS	44,753	42,040

CURRENT LIABILITIES
Accounts payable	1,883	1,267
Employees and payroll accruals	1,015	1,339
Related parties (Note 15.c)	100	168
Short- term loans	792	900
Accrued expenses and other liabilities (Note 8)	485	469
Short- term operating lease liabilities (Note 9)	401	381
Deferred revenues	726	715
TOTAL CURRENT LIABILITIES	5,402	5,239

LONG-TERM LIABILITIES
Long-term loans (Note 1d)	33,952	32,600
Other long-term liabilities (Note 11)	583	1,070
TOTAL LONG TERM LIABILITIES	34,535	33,670

TOTAL LIABILITIES	39,937	38,909

Commitments and contingent liabilities (Note 12)

SHAREHOLDERS’ EQUITY (Note 14)
Ordinary shares, NIS 2.5 par value - authorized 100,000,000 shares, 13,291,028 and 4,206,327 shares issued and outstanding at December 31, 2023 and 2022, respectively	9,094	3,057
Additional paid-in capital	102,670	103,000
Accumulated deficit	(106,948)	(102,926)
Total shareholders’ equity	4,816	3,131

Total liabilities and shareholders’ equity	$44,753	$42,040

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,
	2023	2022
Revenues
Products	$19,767	$10,100
Services	6,803	7,549
Total revenues	26,570	17,649

Cost of revenues
Cost of products	11,175	7,261
Cost of services	5,172	4,000
Total cost of revenues	16,347	11,261

Gross profit	10,223	6,388

Operating expenses:
Research and development	3,110	3,412
Sales and marketing	2,200	2,657
General and administrative	5,460	5,186
Other(income) expense, net	2,812	1,138
Total operating expenses	13,582	12,393

Operating loss	(3,359)	(6,005)

Financial expenses, net	(663)	(1,751)

Loss before income taxes	(4,022)	(7,756)

Income tax	-	299

Net loss	$(4,022)	$(7,457)

Net loss per share:
Basic and Diluted	$(0.6)	$(2.8)

Shares used in calculation of net income per share:
Basic and Diluted	6,762,038	2,619,810

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity

Balance as of December 31, 2021	2,823,938	2,028	97,833	(95,469)	4,392
Conversion of loans	54,396	36	175	-	211
Exercise of options	1,650	1	-	-	1
Stock based compensation	-	-	138	-	138
Share Issuance for a total consideration of $6,389 net of $543 issuance expenses	1,326,343	992	4,854	-	5,846
Net loss	-	-	-	(7,457)	(7,457)

Balance as of December 31, 2022	4,206,327	$3,057	$103,000	$(102,926)	$3,131
Conversion of loans	518,644	361	531	-	892
Exercise of options and warrants	1,081,250	718	2,574,451	-	3,292
Stock based compensation	-	-	243	-	243
Share Issuance for a total consideration of $1,393 net of $113 issuance expenses	7,484,820	4,958	(3,678)	-	1,280
Net loss	-	-	-	(4,022)	(4,022)

Balance as of December 31, 2023	13,291,041	$9,094	$102,670	$(106,948)	$4,816

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31,
	2023	2022
CASH FLOWS - OPERATING ACTIVITIES
Net loss	$(4,022)	$(7,457)
Accrued interest on loans	2,148	2,360
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,980	2,691
Stock-based compensation	243	138
Decrease in deferred tax	-	(299)
Change in Fair value of derivative warrants liability	(2,313)	-
Credit Losses	1,457	1,000
Inventory write-downs	180	138
Decrease in accounts receivables, net	(4,135)	(791)
Decrease (increase) in other current assets	670	(640)
Decrease (increase) in inventories, net	728	12
Increase (decrease) in accounts payables	616	(128)
Increase (decrease) in employees and payroll accruals	(325)	(780)
Increase (decrease) in accrued severance pay	(41)	51
Lease liability	(604)	(436)
Increase (decrease) in accrued expenses and other liabilities, related parties & deferred revenues	51	(513)

Net cash used in operating activities	(2,367)	(4,654)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(1,714	(524)
Capitalization of software development costs	(1,652)	(1,613)
Increase in severance pay fund	-	(52)

Net cash used in investing activities	(3,366)	(2,189)

CASH FLOWS - FINANCING ACTIVITIES
Related parties	(68)	(4)
Increase in short-term credit	-	900
Proceeds from exercise of options and warrants, net	1,819	-
Shares and warrants issuance, net	5,054	5,848
Net cash provided by financing activities	6,805	6,744

Increase (decrease) in cash, cash equivalents, and restricted cash	1,072	(99)
Cash, cash equivalents, and restricted cash - beginning of year	4,505	4,604

Cash, cash equivalents, and restricted cash - end of year	$5,577	$4,505

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for taxes	$-	$-
Cash paid for interest, net	$-	$-

NON-CASH TRANSACTIONS:
Conversion of loans and warrant into ordinary shares	$2,251	$212

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL

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

b.
During 2021 and 2022, The Company’s business, trading and operations were impacted materially by COVID-19.

2023 was a year of returning to normal as the Covid-19 global pandemic’s had no impact on our operations in Israel, USA and worldwide. Our sales, project operations and R&D processes have return to normal per our current business plan. While returning fully to our business plan, we have optimized the operations of our Company, and our operating costs except for our investment in R&D which continued to enhance our product offerings and competitive standing among our target markets, our optimized company generated numerous new opportunities and large project wins in our target markets, but required us to use resources in many cases that have yet to yield income to our Company as part of multi-year government sale and project deployment life cycles.

c.
Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years. As of and for the year ended December 31, 2023, the Company had an accumulated deficit of $106,948, and net cash used in operating activities of $2,367 compared to $4,654 for the year ended December 31, 2022.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2023, the Company had cash, cash equivalent and restricted cash of $5,577 and positive working capital of $23,059.

Additionally, the Company secured financing of $20,000 Fortress Investment Group during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $12,000 of subordinated debt (“Subordinated Debt”). In 2022, the Company raised a net amount of approximately $5,848 in proceeds from accredited investors . To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement and public offerings (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

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

On August 3, 2023, the Company raised approximately $2.75 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 661,000 of its ordinary shares, and 2,574,295 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 3,235,295 of its ordinary shares at an exercise price of $0.85 per share.

On November 15, 2023, the Company raised approximately $2.0 million in gross proceeds in a warrant exercise and reload with a single accredited institutional investor through warrant exercise of 1,081,000 warrant to ordinary shares, and warrant exercise of 3,671,910 warrant to pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent warrant reload to such Purchaser of the Company’s private warrants to purchase an aggregate of 9,505,820 of its ordinary shares at an exercise price of $0.5 per share.

On April 19, 2024, the Company raised approximately $2.9 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 2,873,885of its ordinary shares, and 5,242,270 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 8,116,155 of its ordinary shares at an exercise price of $0.38 per share

Furthermore, the available $6,000 in the secured credit facility from Fortress Investment Group may provide, under certain conditions, the Company additional access to capital if needed.

The Company believes that based on the above-mentioned secured financings, management’s plans, maintaining the cost savings and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

d.
Senior Secured Credit Facility and Subordinated Debt

On September 6, 2018 and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan which finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides for up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the needs of the company. The Credit Facility bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts which remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing and until today, the Company only paid monthly interest payments. The majority of the principal to be paid via a bullet payment at the maturity date, which the company expects to be amended to December 2028. As of December 31, 2023, the outstanding balance of the Credit Facility was $17,662

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.

In connection with the Credit Facility, the Investor received 25,000 warrants initially and an additional 75,000 warrants for amendments (the “Credit Facility Warrants”) and purchased 106,705 unregistered common shares at a share price of $1.87 from the Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, were set to be issued at a strike price at a premium to the then current market price.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL (cont.)

In 2021, the Company secured through the issuance of subordinated notes, gross proceeds of $12,000. For the consideration of $12,000 in gross proceeds, SuperCom issued to a certain institutional investor in February 2021 and June 2021, two-year unsecured, subordinated promissory notes in the amounts of $7,000 and $5,000, respectively, both with similar structures and terms. Given the subordination agreement between the senior secured loan investor, the subordinated debt investor and the Company, the subordinated investor may request that the balance of the subordinated debt be paid only after the senior secured Fortress debt is paid in full. The notes have a 5% annual coupon and a built-in increase to the balance of the notes by 5% every 6 months for the first 24 months, for any portion of the notes which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of either note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of either note using its ordinary shares, subject to certain conditions being met.

During 2023 the Company converted $500 of the remaining principal and accrued interest of subordinated notes issued in 2021 into the Company’s ordinary shares.

The outstanding principal and accrued interest of the Subordinated Debt was $16,290.

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

d.
Cash and cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2023 and 2022.

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

f.
Allowance for credit losses:

The allowance for credit losses is determined with respect to specific amounts the Company has determined to be doubtful of collection. In determining the allowance for credit losses, the Company considers, among other things, its past experience with such customers and the information available regarding such customers.

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

Intangible assets and their useful lives are as follows:

Useful Life (in Years)

Customers relationships & Other	Between 4.5-13 (mainly 13)
IP & Technology	Between 4-15 (mainly 15)
Capitalized software development costs	5

As of December 31, 2023, and 2022 no impairment losses were identified.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

For the years ended December 31, 2023 and 2022 the Company performed an annual impairment analysis and no impairment losses have been identified.

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

l.
Long lived assets held for sale:

The company accounted for its long-lived assets held for sale under ASC 360-10 ("Impairment or disposal of Long-lived Assets").

Under management decision, the patents acquired under Alvarion Ltd. and Safend Ltd. acquisitions during 2016, were not intended for internal use by the Company. Management entered into engagements with several brokers for the purpose of marketing and sale of those patents.

The Company classifies an asset group (an “asset”) as held for sale in the period during which (i) the Company has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be abandoned.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in operating loss for the period in which the held for sale criteria are met.

Upon designation as an asset held for sale, the Company stops recording depreciation or amortization expense on the asset. The Company assesses the fair value of assets held for sale less any costs to sell at each reporting period until the asset is no longer classified as held for sale. Realization costs of the patents are immaterial.

For the years ended December 31, 2023 and 2022 the Company did not identify any triggers for impairment

m.
Accrued severance pay and severance pay fund:

The liabilities of the Company for severance pay of its Israeli employees are calculated pursuant to Israel’s Severance Pay Law. Employees are entitled to one month’s salary for each year of employment, or portion thereof. The Company’s liability for all its employees is presented under “accrued severance pay”. The Company deposits on a monthly basis to defined contribution plans.

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

n.
Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, licensing, maintenance, royalties and long-term contracts (including training and installation).

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,455	$1,455
European countries	328	17,256	89	17,673
South America	12	-	-	12
United States	279	6,487	-	6,766
Israel	562	23	-	585
APAC	79	-	-	79
Total revenue	$1,260	$23,766	$1544	$26,570

Timing of revenue recognition
Products and services transferred over time	$343	$8,262	$1455	$10,060
Products transferred at a point in time	917	15,504	89	16,510
Total revenue	$1,260	$23,766	$1544	$26,570

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$374	$374
European countries	273	9,023	263	9,559
South America	-	-	-	-
United States	351	6,526	-	6,877
Israel	614	79	-	693
APAC	146	-	-	146
Total revenue	$1,384	$15,628	$637	$17,649

Timing of revenue recognition
Products and services transferred over time	$498	$11,697	$335	$12,530
Products transferred at a point in time	886	3,931	302	5,119
Total revenue	$1,384	$15,628	$637	$17,649

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance totals $19.56 million. The Company expects approximately 68% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 32% recognized thereafter.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2023 and 2022 financial statements.

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
Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method. The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 10.575 million and 1.713 million for the years ended December 31, 2023 and 2022, respectively

t.
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

u.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation arrangements using a fair value method which requires the recognition of compensation expenses for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free interest rate, expected dividend yield, expected volatility and the expected life of the award.

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

The ASC 842 provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis. See Note 9 for further information on leases.

Upon adoption as of January 1, 2021, the Company recorded right-of-use leased assets and corresponding liabilities of $1200. See Note 8 for further information on leases.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

x.
Allocation of proceeds and related issuance costs:

When multiple instruments are issued in a single transaction (package issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all the freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that are required to be subsequently measured at fair value (i.e. derivative warrants liability and derivative liability related to bifurcated embedded conversion feature) are measured at fair value and the remaining consideration is allocated to other financial instruments that are not required to be subsequently measured at fair value (i.e. certain convertible bridge loans, warrants eligible for equity classification) and common stock, based on the relative fair value basis for such instruments.

The allocation of issuance costs to freestanding instruments was based on an approach that is consistent with the allocation of the proceeds, as described above.

Issuance costs allocated to the derivative warrant liabilities were immediately expensed, as discussed above. Issuance costs allocated to warrants stock classified as equity component were recorded as a reduction of additional paid-in capital.

y.
Stock Warrants

Certain warrants that were granted by the Company to investors are classified as a component of permanent equity since they are freestanding financial instruments that are legally detachable and separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of shares of common stock upon exercise for a fixed exercise price and thus, are considered as indexed to the Company’s own stock. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. Such warrants were initially recognized based on the allocation method described in Note 2x above as an increase to additional paid-in capital. When applicable, direct issuance expenses that were allocated to the above warrants were deducted from additional paid-in capital.

z.
Derivative Warrants Liability:

The Company accounts for certain warrants to purchase Ordinary Shares in connection with certain transactions, held by investors, that include a fundamental transaction feature pursuant to which such warrants could be required to be settled in cash upon certain events, as current liability according to the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”).

The Company accounted for these warrants as a financial liability measured upon initial recognition and on subsequent periods at fair value by using the Black-Scholes Option Pricing Model.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Certain warrants that were granted by the Company in connection with certain transactions (see also Notes 10&14) entitle the investors to exercise the warrants for a variable number of shares and/or for a variable exercise price, accordingly, the warrants were classified as a current liability according to the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”). The Company accounted for these warrants as a financial derivative liability measured upon initial recognition and on subsequent periods at fair value by using the Black-Scholes Option Pricing Model.

The fair value of the aforesaid warrants derivative liability is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a regular basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of in the “Financing (income) expenses, net” line in operations in the accompanying consolidated statement of net loss, until such warrants are exercised or expired. When applicable, direct issuance expenses that were allocated to the above warrants were expensed as incurred.

aa.
Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's equity, net loss or cash flows.

bb.
Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which replaces the current incurred loss methodology with an expected loss methodology which is referred to as the current expected credit loss (“CECL”) methodology. The measurement of credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loans receivables and trade accounts receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments) and net investment in leases recognized by a lessor in accordance with Accounting Standards Codification (“ASC”) Topic 842 – Leases. ASU 2016-13 also made changes to the accounting for available-for-sale debt securities and requires credit losses to be presented as an allowance rather than as a write-down on such securities management does not intend to sell or believes that it is more likely than not they will be required to sell. The adoption of ASU 2016-13 on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements and disclosures

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which addresses issues identified as a result of the complexities associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. This update addresses, among other things, the number of accounting models for convertible debt instruments and convertible preferred stock, targeted improvements to the disclosures for convertible instruments and earnings-per-share (“EPS”) guidance and amendments to the guidance for the derivatives scope exception for contracts in an entity’s own equity, as well as the related EPS guidance. This update applies to all entities that issue convertible instruments and/or contracts in an entity’s own equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2020-06 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40); Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, a consensus of the FASB Emerging Issues Task Force (“ASU 2021-04”), which aims to clarify and reduce diversity in issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. This update applies to all entities that issue freestanding written call options that are classified in equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

cc.
Recently Issued Accounting Standards Not Yet Effective

On December 14, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, “Improvements to Income Tax Disclosures”, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU will be effective for the Company's annual report for fiscal year 2026 and allows adoption on a prospective basis, with a retrospective option. This

ASU will only have an impact on the Company's income tax disclosures. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures,” which enhances the disclosures required for operating segments in the annual and interim consolidated financial statements. This ASU will be effective for the Company's annual report for fiscal year 2025 and for interim period reporting beginning in fiscal year 2026 on a retrospective basis with early adoption permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

Other new pronouncements issued but not effective as of December 31, 2023 are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2023	2022
Prepaid expenses	$133	$224
Advances to suppliers	337	337
Government institutions	479	740
Guaranty held by customer	662	621
Other	131	317
	$1,742	$2,239

NOTE 4:	INVENTORIES, NET

	December 31,
	2023	2022
Raw materials, parts and supplies	$1,380	$1,726
Finished products	1,123	1,685

	$2,503	$3,411
As of December 31, 2023 and 2022, inventory is presented net of write offs for slow inventory in the amount of approximately $2,395 and $2,215, respectively.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:

Computers and peripheral equipment	$3,390	$3,206
Office furniture and equipment	852	852
Trade Equipment	42	42
Leasehold improvements	210	210
Equipment held by customer	4,420	2,890

	8,914	7,200
Accumulated depreciation:
Computers and peripheral equipment	2,990	2,855
Office furniture and equipment	785	760
Trade Equipment	42	39
Leasehold improvements	206	198
Equipment held by customer	2,190	1,708

	6,213	5,560
Depreciated cost	$2,701	$1,640

Purchasing of Equipment for the years ended December 31, 2023 and 2022, were $1,714 and $524, respectively.

Depreciation expenses for the years ended December 31, 2023 and 2022, were $653 and $688, respectively.

NOTE 6:	INTANGIBLE ASSETS, NET Other intangible assets consisted of the following:

	December 31, 2023			December 31, 2022
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	$8,734	$8,427	$307	$8,734	$8,112	$622
IP & Technology	7,019	5,252	1,767	7,019	4,898	2,121
Capitalized software development costs	11,266	7,764	3,502	9,614	6,740	2,874
	$27,019	$21,443	$5,576	$25,367	$19,750	$5,617

Amortization expenses amounted to $1,693 and $1,607 for the years ended December 31, 2023 and 2022, respectively.

NOTE 7:	OTHER LONG-TERM ASSETS, NET

	December 31,
	2023	2022
Severance pay funds	$-	$482
Deferred tax long term	501	501
Operating lease right-of-use asset	487	484

	$988	$1,467

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2023	2022
Accrued management services	$86	$86
Professional services	207	202
Other accrued expenses	192	181

	$485	$469

NOTE 9:	LEASES

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premises in Tel Aviv and Herzliya, Israel, under a new lease which started on April l 1, 2021 and expires on March 30, 2026. According to the lease agreements, the monthly fee is approximately $35.

We lease approximately 1,701 square meters of office premises in California, Kentucky and Miami for our U.S. subsidiaries, which under the current lease contracts expire gradually by 2025, with a monthly fee of approximately $27 for 2023.

	Year ended December 31,
	2023	2022
The components of lease expense were as follows:
Operating leases expenses	$701	$475

Cash flow information related to operating leases:
Cash used in operating activities	$694	$502

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$652	$-

	December 31,
	2023	2022

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$1,824	$1,200
Accumulated amortization	1,337	716
Operating lease Right-of-Use assets, net	$487	$484

Lease liabilities – current - accrued expenses and other liabilities	$401	$381
Lease liabilities – noncurrent	108	108
Total operating lease liabilities	$509	$489

Weighted average remaining lease term in years	2.25
Weighted average annual discount rate	9%

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, 2023, are as follows:

2024	437
2025	110
Total operating lease payments	547
Less: imputed interest	(38)
Present value of lease Liabilities	$509

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 10:	WARRANTS LIABILITY

Issued to investors	December 31,
	2023	2022
Outstanding at January 1	$-	$-
Issued to investors	3,786	-
Exercised	(1,473)	-
Changes in fair value	(2,313)	-

Outstanding at December 31	$-	$-

See note 14 for additional information.

NOTE 11:	OTHER LONG-TERM LIABILITIES

	December 31,
	2023	2022
Deferred revenues	$305	$269
Deferred tax liability	170	170
Accrued severance pay	-	523
Long- term operating lease liabilities	108	108

	$583	$1,070
NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $350 as a part of the ongoing terms of lease contracts, contracts with existing customers and for tenders.

2.

Under the Fortress Agreement, the Company recorded a fix floating charge on all of the Company’s assets in favor of the Fortress, limited in amount, in order to secure long-term loan granted by them in favor of the Company.

b.
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

c.
On January 19, 2024, pursuant to an agreement with Sabby to fully settle the actions between the parties, which were pending in the Supreme Court of New York, New York County, the Company issued to Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”) 1,475,142 of the Company’s ordinary shares (the “Shares”), par value NIS 2.5 per share (the “Ordinary Shares”), 4,250,000 two-year warrants to purchase Ordinary Shares with an exercise price of $0.45 per share (the “Warrants”), and 5,524,858 pre-funded warrants to purchase Ordinary Shares with an exercise price of $0.00001 per share (the “Pre-Funded Warrants” and collectively with the Shares.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 13:	INCOME TAX

a.	The Corporate tax rate in Israel in 2023 and 2022 was 23%.

b.	Our USA subsidiaries were subject to federal tax rate of 21% in 2023 and 2022, state tax of 8.84% in CA and 6.5% in NY, and city tax of 6.5% in New York City

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2023	2022
Operating loss carry forwards	$24,106	$21,362
Reserves and allowances	4,939	4,475

Net deferred tax assets before valuation allowance	29,045	25,837
Valuation allowance	(28,622)	(25,414)

Net deferred tax assets	423	423

Deferred income taxes consist of the following:
Domestic	21,234	20,867
Valuation allowance	(20,811)	(20,444)
Net deferred tax assets	423	423

Foreign	7,811	4,970
Valuation allowance	(7,811)	(4,970)
	$-	$-

As of December 31, 2023, the Company and its subsidiaries, have provided a valuation allowance of $24,106 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $423 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.
Carryforward tax losses:

As of December 31, 2023, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $74,569, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $14,651, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 13:	INCOME TAX (cont.)

As of December 31, 2023, SuperCom’ s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $25,734. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2018. SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

e.	loss before income tax consists of the following:

	Year ended December 31,
	2023	2022
Domestic	$(1,880)	$(7,013)
Foreign	(2,142)	(743
	$(4,022)	$(7,756)

Substantially, all tax expenses are as a result of changes in deferred taxes.

f.
Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2023	2022
Loss before income tax, as reported in the consolidated statements of operations	$(4,022)	$(7,756)
Statutory tax rate in Israel	23%	23%

Theoretical tax benefit	(925)	(1,784)
Changes in valuation allowance	943	1185
Changes in foreign currency exchange rate and other differences	576	481
Non-deductible expenses and other differences	(594)	(181)

Actual income tax expense (benefit)	$-	$(299)

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

b.	Shareholders’ rights:

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

On June 06, 2023, 440,615 prefunded warrants were converted into 440,615 ordinary shares.

On July 28, 2023, 435,000 prefunded warrants were converted into 435,000 ordinary shares.

On August 3, 2023 the exercise price of the Company’s private warrants was reduced to $0.85.

On August 1, 2023, 157,000 prefunded warrants were converted into 157,000 ordinary shares.

The Company’s private warrants issue on March 30,2023, were classified as a financial liability because of the repurchase provisions of such warrants that permitted the holders of such warrants, in the event of a fundamental transaction, to receive a cash consideration that is not the same as the consideration payable to the common stockholders (see also Note 10).

The Company used the Black-Scholes valuation model to estimate fair value of these warrants. In using this model, the Company made certain assumptions about risk-free interest rates, dividend yields, expected stock price volatility, expected term of the warrants and other assumptions. Expected volatility was calculated based upon historical volatility of the Company. Risk-free interest rates are derived from the yield on U.S. Treasury debt securities. Dividend yields are based on historical dividend payments, which have been zero to date. The expected term of the warrants is based on the time to expiration of the warrants from the measurement date.

Issuance expenses totaled $188, of which $126 were allocated to the derivative warrant liabilities and were immediately expensed, and $62 were allocated to the ordinary shares and to the prefunded warrants that were classified as equity and accordingly were reduced from additional paid-in capital.

The following table summarizes the observable inputs used in the valuation of the derivative warrant liabilities issued on March 30,2023 on issuance date and on exercise date:

	March 30,	November 15,
	2023	2023
Risk-free interest rate	3.60%	4.57%
Dividend yield	0%	0%
Volatility factor	100%	116%
Expected life of the options	5.00	4.38

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (cont.)

d.
On August 3, 2023, the Company raised approximately $2.75 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 661,000 of its ordinary shares, and 2,574,295 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 3,235,295 of its ordinary shares at an exercise price of $0.85 per share.

On September 15, 2023, 765,295 prefunded warrants were converted into 765,295 ordinary shares.

On October 10, 2023, 1,809,000 prefunded warrants were converted into 1,809,000 ordinary shares.

The Company’s private warrants issue on August 3, 2023, were classified as a financial liability because of the repurchase provisions of such warrants that permitted the holders of such warrants, in the event of a fundamental transaction, to receive a cash consideration that is not the same as the consideration payable to the common stockholders (see also Note 10).

Issuance expenses totaled $235, of which $185 were allocated to the derivative warrant liabilities and were immediately expensed, and $50 were allocated to the ordinary shares and to the prefunded warrants that were classified as equity and accordingly were reduced from additional paid-in capital.

The Company used the Black-Scholes valuation model to estimate fair value of these warrants.

The following table summarizes the observable inputs used in the valuation of the derivative warrant liabilities issued on August 3, 2023 on issuance date and on exercise date:

	August 3,	November 15,
	2023	2023
Risk-free interest rate	4.30%	4.54%
Dividend yield	0%	0%
Volatility factor	98%	113%
Expected life of the options	5.00	4.72

e.
On November 15, 2023, the exercise price of all private warrants issued on March 30,2023 and August 3, 2023, a total of 4,752,910 private warrants, was reduced to $0.42. Subsequently all 4,752,910 private warrants were exercised into 1,081,000 ordinary shares and 3,671,910 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share.

Upon conversion of all 4,752,910 private warrants at $0.42 by the holders, the holders were entitled to receive private warrants to purchase an aggregate of 9,505,820 of its ordinary shares (200% warrants) for 5.5 years at an exercise price of $0.5.

The total consideration of approximately $2.0 million in gross proceeds was classified to equity, accordingly $177 of issuance expenses were allocated to equity and reduced from additional paid-in capital.

On November 20, 2023, 2,731,910 prefunded warrants, out of the 3,671,910 issued, were converted into 2,731,910 ordinary shares.

The remaining 940,000 prefunded warrants remained outstanding as of December 31, 2023.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

f.	During 2023 the Company converted $500 of the remaining principal and accrued interest of short-term loans issued in 2022 into 518,644 of the Company’s ordinary shares.

g.	Stock options:

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

1 million Ordinary Shares are authorized for issuance under the 2003 Option Plan, of which 171,250 shares were available for future grant as of December 31, 2023.

In 2007 a new option plan was approved under which the Company may grant stock options to the U.S. employees of the Company and its subsidiaries (the “2007 Option Plan”). Under the 2007 Option Plan, the Company may grant both qualified (for preferential tax treatment) and non-qualified stock options. In June 2013, the Option Plan was extended for another period of ten years, until December 31, 2023.

In April 2023, the Option Plan was extended for another period of ten years, until December 31, 2033.

During the years 2019, 2020 and 2021, the Company did not grant any option to purchase shares.

During the year 2022, the Company granted 800,937 option to purchase ordinary shares to certain officers and employees of the Company.

During the year 2023, the Company granted 22,000 option to purchase ordinary shares to certain employees of the Company.

2.
A summary of the Company’s stock option activity and related information is as follows:

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2023	2022
Weighted Average Risk-free interest rate	3.84%	2.84%
Dividend yield	0%	0%
Weighted Average Volatility factor	91%	74%
Weighted Average Expected life of the options	4.53	6.64

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (Cont.)

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

The following table contains additional information concerning options granted under the existing stock--option plan:

	Year ended December 31
	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	811,050	$3.58	21,388	$12.3
Granted	22,000	$1.23	800,937	$3.25
Exercised	(250)	$1.00	(1,650)	$1.00
Canceled and forfeited	(10,625)	$4.17	(9,625)	$3.79
Outstanding at end of year	822,175	$3.51	811,050	$3.58
Exercisable at end of year	416,975	$3.80	213,597	$4.15

A summary of the Company’s non-vested options granted to employees is presented below:

	Year ended December 31
	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	597,453	$3.51	5,438	$10.7
Granted	22,000	$1.23	800,937	$3.25
Vested	(204,978)	$3.46	(199,297)	$3.94
Canceled and forfeited	(9,275)	$3.68	(9,625)	$3.79
Non-vested as of December 31, 2023	405,200	$3.20	597,453	$3.51

As of December 31, 2023, there was $539 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 2.66 years.

The following table summarizes the allocation of the stock-based compensation:

	Year ended December 31,
	2023	2022
Cost of revenues	$13	$17
Research and development expenses	95	67
Selling and marketing expenses	7	7
General and administrative expenses	128	47

	$243	$138

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (Cont.)

The options outstanding and exercisable as of December 31, 2023, have been separated into ranges of exercise prices as follows:

Options outstanding				Options Exercisable
Number outstanding	Weighted average remaining contractual life (years)	Exercise price	Aggregate intrinsic value	Number outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value
8,188	5.26	$1.00	$-	8,188	5.26	$-
16,350	7.32	$1.23	$-	2,700	6.55	$-
763,000	5.68	$3.25	$-	373,500	5.66	$-
25,387	5.22	$7.50	$-	23,337	5.16	$-
9,250	5.07	$20.00	$-	9,250	5.07	$-
822,175			$-	416,975		$-

The total intrinsic value of options exercised for the years ended December 31, 2023 and 2022 was $1 and $7, respectively.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (Cont.)

h.
Warrants:

Each of the Company's warrants entitles the holder to exercise such warrant for one ordinary share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

All Company warrants outstanding as of December 31, 2023 are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

The following table contains additional information concerning warrants activity for the years 2023 and 2022:

	Year ended December 31
	2023		2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at Beginning of year	901,869	$10.06	247,000	$17.07
Issued	9,505,820	$0.5	1,219,738	$4.96
Exercised	654,869	$3.20	564,869	$3.08
Expired	-	$-	-	$-
Outstanding at end of year	9,752,830	$0.91	901,869	$10.06

Set forth below is data regarding the range of exercise prices and expiration date for warrants outstanding at December 31, 2023:
Exercise Price	Number of warrants Outstanding	Exercisable until
$18.70	2,500	2025
$7.50	7,500	2026
$17.07	237,000	2027
$0.50	9,505,820	2029
	9,752,820

i.
Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 15:	RELATED PARTY TRANSACTIONS

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

b.	As of December 31, 2023 and 2022, the Company accrued $86 and $86, respectively as expenses arising from related party management services.

c.
On April 29, 2012, the Board of Directors approved the recording of a floating charge on all of the Company’s assets in favor of the Mr. and Mrs. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of the Company to a bank and in order to secure loans that are given by them from time to time to the Company. As of December 31,2023, total loans were $100. These loans bear no interest and are not attached to any price index.

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

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

Cyber Security: The Company operates in the fields of cutting-edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control and cyber security services.

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,260	$23,766	$1,544	$26,570

Operating Income (Loss)	524	(99)	(3,676)	(3,359)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$8	$2,519	$174	$2,701

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,384	$15,628	$637	$17,649

Operating loss	680	(3,993)	(2,692)	(6,005)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$30	$1,590	$50	$1,640

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2023	2022
Operating loss
Total operating loss of reportable segments	$(3,359)	$(6,005)
Financial expenses, net	(663)	(1,751)
Loss before income taxes	$(4,022)	$(7,756)

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.
Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2023		2022
	Total Revenues	Property and Equipment, net	Total revenues	Property and Equipment, net

Africa	$1,455	$-	$374	$-
European countries	17,673	-	9,559	-
South America	12	-	-	-
United States	6,766	21	6,877	38
Israel	585	2,680	693	1,602
APAC	79	-	146	-

	$26,570	$2,701	$17,649	$1,640

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2023	2022
Raw materials and equipment	$2,841	$302
Electronic monitoring	17,819	11,614
Treatment programs	4,538	3,998
Maintenance, royalties and project management	1,372	1,735

	$26,570	$17,649

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2023	2022
Customer A	50%	36%
Customer B	9%	-
	59%	36%

SUPERCOM LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 17:	OTHER EXPENSE, NET

	Year ended December 31,
	2023	2022
Credit losses	$1,457	$1,000
Other	1,355	138
Total other expense, net	$2,812	$1,138

Credit losses provision The following is a summary of the accounts receivables allowance for credit losses for the years ended December 31:

	Year ended December 31,
	2023	2022
Balance at beginning of period	$12,667	$11,667
Provision during the period	1,457	1,000
Balance at end of period	$14,124	$12,667

NOTE 18:	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2023	2022
Interest, bank charges and fees	$(2,512)	$(1,770)
Change in Fair value of derivative warrants liabilities	2,313	-
Exchange differences, net	(464)	19
Total financial expenses, net	$(663)	$(1,751)

NOTE 19:
SUBSEQUENT EVENTS.

On January 8, 2024, 940,000 prefunded warrants were converted into ordinary shares.

On January 19, 2024, the Company issued to Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”) 1,475,142 of the Company’s ordinary shares (the “Shares”), par value NIS 2.5 per share (the “Ordinary Shares”), 4,250,000 two-year warrants to purchase Ordinary Shares with an exercise price of $0.45 per share (the “Warrants”), and 5,524,858 pre-funded warrants to purchase Ordinary Shares with an exercise price of $0.00001 per share (the “Pre-Funded Warrants” and collectively with the Shares, the Warrants and the Ordinary Shares underlying the Warrants and the Pre-Funded Warrants, the “Securities”) pursuant to an agreement with Sabby to fully settle the actions between the parties, which were pending in the Supreme Court of New York, New York County.

On April 19, 2024, the Company raised approximately $2.9 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 2,873,885of its ordinary shares, and 5,242,270 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 8,116,155 of its ordinary shares at an exercise price of $0.38 per share.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	Chief Executive Officer

Dated: April 22, 2024