Form 20-F/A
period 2023-12-31
SuperCom Ltd
filed 2024-08-14
CIK 1291855

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

Yes ☐        No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785, 333-121231, and on Form F-3 File No. 333-261442

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to the Annual Report on Form 20-F of SuperCom Ltd. (the “Company”) for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities and Exchange Commission on April 22, 2024 (the “Original Filing”), is being filed solely to include (i) the Company’s Consolidated Statement of Operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2021 and the related notes for the year ended December 31, 2021 (collectively, the “2021 Financials”), as required by Form 20-F (ii) the report of the Company’s independent registered public accounting firm dated August 14, 2024 related to the audit of the 2021 Financials, (iii) updated Item 5. Operating and Financial Review and Prospects revised to include an applicable discussion of the Company’s results of operations for the Company’s fiscal year ended December 31, 2021, and (iv) and certain other related and typographical changes.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. A also amends Item 19 of the Original Filing to include new updated certifications, as Exhibits 12.1, 12.2 , 13.1 and 13.2, from the Company's Chief Executive Officer and Acting Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, no other changes have been made to the Original Filing, and this Amendment No. 1 does not modify, amend or update in any way any of the financial or other information contained in the Original Filing. This Amendment No. 1 is not intended to, nor does it, reflect events occurring after the filing of the Original Filing, and does not modify or update the disclosures therein in any way other than as required to reflect the changes described above. Information not affected by this Amendment No. 1 remains unchanged and reflects the disclosures made at the time the Original Filing was filed. Therefore, this Amendment No. 1 should be read in conjunction with any documents incorporated by reference herein and the Company's other filings made with the SEC subsequent to the filing of the Original Filing.

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

The following summary consolidated financial data for and as of the five years ended December 31, 2023 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2023, 2022 and 2021 appear elsewhere in this Annual Report. Certain of our selected consolidated financial data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F (this “Annual Report”).

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2023, 2022 and 2021 (all amounts in thousands of dollars):

	2023	2022	2021
Africa	$1,455	$374	$1,586
Europe	17,673	9,559	2,912
South and center America	12	-	37
United States	6,766	6,877	6,820
Israel	585	693	757
Asia Pacific	79	146	155

Total	$26,570	$17,649	$12,267

As part of the Company’s decision to switch from one technology segment, e-government, into three technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the three years ended December 31, 2023, 2022 and 2021 (all amounts in thousands of dollars):

	Year ended December 31,
	2023	2022	2021
e-Gov	$1,544	$637	$1,729
IoT	23,766	15,628	8,904
Cyber Security	1,260	1,384	1,634
Total	$26,570	$17,649	$12,267

The following table provides a breakdown of total revenue by products and services for the three years ended December 31, 2023, 2022 and 2021 (all amounts in thousands of dollars):

	Year ended December 31,
	2023	2022	2021
Revenues
Products	$19,767	$10,099	$4,475
Services	6,803	7,550	7,792

Total revenues	$26,570	$17,649	$12,267

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

Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities. In 2023, our research and development expenses were decreased by 12% compared to the same period in 2022. In 2022, our research and development expenses were increased by 23% compared to the same period in 2021.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs. In 2023, our sales and marketing returned to normal and was optimized, our selling and marketing expenses decreased by 17% compared to the same period in 2022. In 2022, our selling and marketing expenses increased by 60% compared to the same period in 2021.

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

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2023 and 2021, expressed as a percentage of total revenues.

	2023	2022	2021
Revenues	100%	100%	100%
Cost of revenues	61.5	63.8	49.4
Gross profit	38.5	36.2	50.6
Operating expenses:
Research and development	11.7	19.3	22.5
Selling and marketing	8.3	15.1	13.5
General and administrative	20.5	29.4	33.8
Other expenses	10.6	6.4	35.7
Total operating expenses	51.1	70.2	105.5
Operating loss	(12.6)	(34.0)	(54.9)
Financial expenses, net	(2.5)	(9.9)	(27.7)
Loss before income tax	(15.1)	(43.9)	(82.6)
Income tax expense	-	1.7	-
Net Loss	(15.1)	(42.3)	(82.6)

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

Our research and development expenses decreased to $3,110,000 during the fiscal year ended December 31, 2023 from $3,412,000 in 2022, a decrease of 9%. The decrease in our research and development expenses was primarily due to the completion of some of the IoT products development.

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

Gross Profit

Our gross profit during the fiscal year ended December 31, 2022 was $6,388,000 compared to $6,204,000 in 2021, an increase of 3%. The gross profit margin for 2022 was 36.2% compared to 50.6% in 2021. The decrease in our gross profit margin is mainly attributed to (i) a large increase in COGS as a result of the new $33 million contract’s implementation stage which contributes to a lower than average gross margin; (ii) a change in the mix of revenues; (iii) an increase of 75% in IoT revenue, which contributes to a lower than average gross margin; and (v) a decrease of revenue from cyber services contracts which contributes to a higher than average gross margin.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 23% in 2021, 2022 and in 2023. For the years ended December 31, 2023, 2022 and 2021 we had losses, and therefore the effective tax rate was mostly affected by changes in deferred tax.

In 2023, 2022 and 2021, the USA federal tax rate was 21%, the state tax rate was 8.84% in CA and 6.5% in NY, the New York City tax rate was 6.5%.  Our effective USA tax rate as for the year ended December 31, 2023 was 27.03%.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Net cash used in operating activities	$(2,367)	$(4,654)	$(9,697)
Net cash used in investing activities	(3,366)	(2,189)	(1,692)
Net cash provided by (used in) financing activities	6,805	6,744	12,031
Net increase(decrease) in cash and cash equivalents	1,072	(99)	652
Cash, cash equivalents and restricted cash at beginning of period	4,505	4,604	3,952
Cash, cash equivalents and restricted cash at end of period	$5,577	$4,505	$4,604

Net cash used in operating activities for the year ended December 31, 2023, was $2,367,000, compared to net cash used by operating activities of $4,654,000 during the year ended December 31, 2022, a decrease of 49%.

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

Net cash used in operating activities for the year ended December 31, 2022, was $2,189,000, compared to net cash used by operating activities of $9,697,000 during the year ended December 31, 2021, a decrease of 77%.

Net cash used in investing activities during the year ended December 31, 2022, was $3,366,000 compared to $1,692,000 during the year ended December 31, 2021, a decrease of 50%.

Net cash provided by financing activities during the year ended December 31, 2022, was $6,744,000 compared to $12,041,000 during the year ended December 31, 2021.

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

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2023, the number of employees in our research and development activities was 43. We spent $4,762,000 (out of which $1,652,000 was capitalized as cost of software to be sold), $5,025,000 (out of which $1,613,000 was capitalized as cost of software to be sold) and $3,502,000 (out of which $739,000 was capitalized as cost of software to be sold), in 2023, 2022 and 2021, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

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

As of December 31, 2023, 2022 and 2021, we had 121,122 and 114 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Research, Development & Operations	98	91	93
Marketing and Sales	8	9	8
Administration	15	22	13
Total	121	122	114

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Israel & Europe	53	58	53
United States	68	64	61
Total	121	122	114

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

In April 2023, the Option plan was extended for another period of 10 years, until December 31, 2033.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	811,050	$3.58	21,388	$12.3	33,484	$23.1
Granted	22,000	$1.23	800,937	$3.25	-	$-
Exercised	(250)	$1.00	(1,650)	$1.00	(4,496)	$4.1
Canceled and forfeited	(10,625)	$4.17	(9,625)	$3.79	(7,600)	$22.2
Outstanding at end of year	822,175	$3.51	811,050	$3.58	21,388	$12.3
Exercisable at end of year	416,975	$3.80	213,597	$4.15	15,950	$12.8

We recognized compensation expenses related to our share-based employee compensation awards of $243,000 , $138,000 and $31,000 for the years ended December 31, 2023, 2022  and, 2021

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2023	2022	2021
Cost of revenues	$13	$17	$7
Research and development expenses	95	67	12
Selling and marketing expenses	7	7	7
General and administrative expenses	128	47	5

	$243	$138	$31

The options outstanding and exercisable as of December 31, 2023, have the following ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2023	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2023	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
0.00-20.00	822,175	5.54	3.51	-	416,975	5.55	3.80	-
20.00-50.00	-	-	-	-	-	-	-	-
	822,175	5.54	3.51	-	416,975	5.55	3.80	-

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

As of December 31, 2023, 2022 and 2021, there was $741,177 , $1,125,448 and $66,000, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

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

Year	High	Low
2013	$56.5	$3.0
2014	$137.8	$48.5
2015	$138.4	$44.6
2016	$52.5	$26.2
2017	$43.6	$21.7
2018	$39.2	$13.2
2019	$17.5	$5.9
2020	$30.9	$3.7
2021	$29.5	$4.0
2022	$8.4	$1.7
2023	$2.7	$0.34

Quarterly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on The NASDAQ Capital Market.

	High	Low

2021
First Quarter	$22.4	$10.8
Second Quarter	$16.7	$11.9
Third Quarter	$13.9	$9.8
Fourth Quarter	$10.9	$4.4

2022
First Quarter	$7.1	$4.8
Second Quarter	$5.7	$2.8
Third Quarter	$4.6	$2.6
Fourth Quarter	$2.9	$1.7

2023
First Quarter	$2.7	$1.3
Second Quarter	$1.5	$0.94
Third Quarter	$1.2	$0.35
Fourth Quarter	$1.1	$0.34

2024
First Quarter	$0.55	$0.15
Second Quarter	$0.28	$0.18

Monthly Stock Information

The table below sets forth for the periods indicated the high and low closing prices of our ordinary shares as reported on NASDAQ market.

Month	High	Low
March 2024	$0.55	$0.17
April 2024	$0.28	$0.17
May 2024	$0.22	$0.17
June 2024	$0.22	$0.17
July 2024	$0.28	$0.18
Through August 14, 2024

B.	Plan of Distribution

Not applicable.

C.	Markets

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2023, 2022 and 2021.

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

	Year Ended December 31,
Services Rendered	2023	2022	2021
Audit fees	$145,000	$160,000	$155,000
Audit-related fees	$-	$-	$-
Tax fees	$12,000	$12,000	$-
Total	$157,000	$172,000	$155,000

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2	Amended Articles of Association of the Company (2)
2.1	Form of Stock Certificate representing ordinary shares (3)
2.2	Form of Registered Pre-Funded Warrant, dated March 31, 2023 (4)
2.3	Form of Private Warrant, dated March 31, 2023 (5)
2.4	Form of Warrant, dated August 3, 2023 (6)
2.5	Form of Pre-Funded Warrant, dated August 3, 2023 (7)
2.6	Form of Warrants, dated January 19, 2024 (8)
2.7	Form of Pre-Funded Warrants, dated January 19, 2024 (9)
2.8	Form of Pre-Funded Warrant, dated April 19, 2024 (10)
2.9	Form of Private Warrant, dated April 19, 2024 (11)
4.1	The SuperCom Ltd. 2003 Israeli Share Option Plan (12)
4.2	The SuperCom Ltd. 2007 U.S. Stock Option Plan (13)
4.3	Form of Indemnification Letter (14)
4.4	Form of Securities Purchase Agreement, dated as of August 2, 2023, between the Company and the party identified on the signature page thereto (15)
4.5	Warrant Amendment Agreement, dated August 2, 2023, between the Company and the party identified on the signature page thereto (16)
4.6	Form of Securities Purchase Agreement, dated March 30, 2023, between the Company and the party identified on the signature page thereto (17)
4.7	Form of Registration Rights Agreement, dated March 31, 2023, between the Company and the party identified on the signature page thereto (18)
4.8	Letter Agreement, dated November 14, 2023, between the Company and the party identified on the signature page thereto (19)
4.9	Form of Securities Purchase Agreement, dated as of April 18, 2024, between the Company and the purchaser identified on the signature pages thereto (20)
4.10	Form of Registration Rights Agreement, dated as of April 18, 2024, between the Company and the purchaser identified on the signature pages thereto (21)
4.11	Placement Agent Agreement, dated as of April 18, 2024, between the Company and Maxim Group LLC (22)
8.1	List of Subsidiaries (23)
11.1	Code of Ethics (24)
16.1	Letter to SEC by Halperin CPA Firm (20)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yarel + Partners CPA Firm
16.1	Letter to SEC by Halperin CPA Firm (25)
97	Compensation Recovery Policy of the Company (26)
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

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

(25)	Filed as Exhibit 16.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 20, 2023, and incorporated herein by reference.
(26)	Filed as Exhibit 97 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 22, 2024, and incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SuperCom Ltd. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operation and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for credit losses -

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company records an allowance for credit losses when it determines that it is probable an account  receivable has been impaired. This estimate is based on specific customer credit risk and credit evaluations. We identified the allowance for credit losses as a critical audit matter.

The main considerations for our determination that the allowance for credit losses is a critical audit matter include the high degree of estimation uncertainty resulting from significant management judgment. There is also a high degree of subjectivity in management's assessment of the reasonableness of the allowance for credit losses, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgement in auditing the estimate. Variations to this estimate could have a significant impact in the allowance recorded.

How We Addressed the Matter in Our Audit

•
We obtained management’s assessment and calculation of the allowance for credit losses, inquired of any known events that could impact the allowance calculation and obtained and inspected a sample of supporting documentation.

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

Yarel + Partners
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 22, 2024, except for the accompanying consolidated statements of operation and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes for the year ended December 31, 2021, as to which the date is August 14, 2024.

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

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021
Revenues
Products	$19,767	$10,100	$4,475
Services	6,803	7,549	7,792
Total revenues	26,570	17,649	12,267

Cost of revenues
Cost of products	11,175	7,261	1,935
Cost of services	5,172	4,000	4,128
Total cost of revenues	16,347	11,261	6,063

Gross profit	10,223	6,388	6,204

Operating expenses:
Research and development	3,110	3,412	2,763
Sales and marketing	2,200	2,657	1,655
General and administrative	5,460	5,186	4,149
Other(income) expense, net	2,812	1,138	4,374
Total operating expenses	13,582	12,393	12,941

Operating loss	(3,359)	(6,005)	(6,737)

Financial expenses, net	(663)	(1,751)	(3,396)

Loss before income taxes	(4,022)	(7,756)	(10,133)

Income tax	-	299	(5)

Net loss	$(4,022)	$(7,457)	$(10,138)

Net loss per share:
Basic and Diluted	$(0.6)	$(2.0)	$(3.9)

Shares used in calculation of net income per share:
Basic and Diluted	6,762,038	3,691,226	2,619,810

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance as of December 31, 2020	1,999,875	1,397	88,853	(85,331)	4,919
Exercise of options	4,496	4	15	-	19
Conversion of Loan	819,567	627	8,934	-	9,561
Stock based compensation	-	-	31	-	31
Net loss	-	-	-	(10,138)	(10,138)

Balance as of December 31, 2021	2,823,938	2,028	97,833	(95,469)	4,392
Conversion of loans	54,396	36	175	-	211
Exercise of options	1,650	1	-	-	1
Stock based compensation	-	-	138	-	138
Share Issuance for a total consideration of $6,389 net of $543 issuance expenses	1,326,343	992	4,854	-	5,846
Net loss	-	-	-	(7,457)	(7,457)

Balance as of December 31, 2022	4,206,327	$3,057	$103,000	$(102,926)	$3,131
Conversion of loans	518,644	361	531	-	892
Exercise of options and warrants	1,081,250	718	2,574,451	-	3,292
Stock based compensation	-	-	243	-	243
Share Issuance for a total consideration of $1,393 net of $113 issuance expenses	7,484,820	4,958	(3,678)	-	1,280
Net loss	-	-	-	(4,022)	(4,022)

Balance as of December 31, 2023	13,291,041	$9,094	$102,670	$(106,948)	$4,816

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31,
	2023	2022	2021
CASH FLOWS - OPERATING ACTIVITIES
Net loss	$(4,022)	$(7,457)	$(10,138)
Adjustments to reconcile net loss to net cash used in operating activities:
Accrued interest on loans	2,148	2,360	4,470
Depreciation and amortization	2,980	2,691	2,237
Stock-based compensation	243	138	31
Decrease in deferred tax	-	(299)	2
Change in Fair value of derivative warrants liability	(2,313)	-	-
Credit Losses	1,457	1,000	3,078
Inventory write-downs	180	138	(94)
Decrease in accounts receivables, net	(4,135)	(791)	(1,712)
Decrease (increase) in other current assets	670	(640)	(728)
Decrease (increase) in inventories, net	728	12	(1,063)
Increase (decrease) in accounts payables	616	(128)	(1,465)
Increase (decrease) in employees and payroll accruals	(325)	(780)	(508)
Increase (decrease) in accrued severance pay	(41)	51	(83)
Lease liability	(604)	(436)	(275)
Increase (decrease) in accrued expenses and other liabilities, related parties & deferred revenues	51	(513)	(3,449)

Net cash used in operating activities	(2,367)	(4,654)	(9,697)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(1,714	(524)	(949)
Capitalization of software development costs	(1,652)	(1,613)	(743)
Increase in severance pay fund	-	(52)	-

Net cash used in investing activities	(3,366)	(2,189)	(1,692)

CASH FLOWS - FINANCING ACTIVITIES
Related parties	(68)	(4)	(1,577)
Proceeds from loans and credit	-	900	13,600
Proceeds from exercise of options and warrants, net	1,819	-	19
Shares and warrants issuance, net	5,054	5,848	-
Net cash provided by financing activities	6,805	6,744	12,041

Increase (decrease) in cash, cash equivalents, and restricted cash	1,072	(99)	652
Cash, cash equivalents, and restricted cash - beginning of year	4,505	4,604	3,952

Cash, cash equivalents, and restricted cash - end of year	$5,577	$4,505	$4,604

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for taxes	$-	$-	$-
Cash paid for interest, net	$-	$-	$-

NON-CASH TRANSACTIONS:
Conversion of loans and warrant into ordinary shares	$2,251	$212	$9,561

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

c.
Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years. As of and for the year ended December 31, 2023, the Company had an accumulated deficit of $106,948, and net cash used in operating activities of $2,367 compared to $4,654, and 9,697 for the year ended December 31, 2022 and 2021 respectively.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2023, the Company had cash, cash equivalent and restricted cash of $5,577 and positive working capital of $23,059.

Additionally, the Company secured financing of $20,000 Fortress Investment Group during 2018, of which, $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $12,000 of subordinated debt (“Subordinated Debt”) and $1,600 of promissory notes. In 2022, the Company raised a net amount of approximately $5,848 in proceeds from accredited investors . To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement and public offerings (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

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

During 2023, 2022 and 2021 the Company converted $500, $211 and $7,601, respectively, of the remaining principal and accrued interest of subordinated notes into the Company’s ordinary shares.

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

As of December 31, 2023, 2022 and 2021 no impairment losses were identified.

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

bb.

Forgivable Loans Received Under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) Paycheck Protection Program (the “PPP”)

On February 26, 2021, the Company received a loan pursuant to the PPP, which was established under the “CARES Act”, as administered by the U.S. Small Business Administration (the “SBA”). The loan, in the principal amount of $723 (the “PPP Loan”) was disbursed pursuant to a promissory note issued by the Company (the “Promissory Note”). Pursuant to the CARES Act and the PPP, all or a portion of the principal amount of the PPP Loan is subject to forgiveness under certain conditions. The Company used the proceeds of the PPP Loan in a manner that qualified for forgiveness of the PPP Loan, accordingly the Company accounted for the PPP Loan as a government grant and presented the income as a reduction of the related payroll expenses in the year ended December 31, 2021 as follows: $60 in cost of revenues, $126 in selling and marketing expenses and $537 in general and administrative expenses.

cc.
Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which replaces the current incurred loss methodology with an expected loss methodology which is referred to as the current expected credit loss (“CECL”) methodology. The measurement of credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loans receivables and trade accounts receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments) and net investment in leases recognized by a lessor in accordance with Accounting Standards Codification (“ASC”) Topic 842 – Leases. ASU 2016-13 also made changes to the accounting for available-for-sale debt securities and requires credit losses to be presented as an allowance rather than as a write-down on such securities management does not intend to sell or believes that it is more likely than not they will be required to sell. The adoption of ASU 2016-13 on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements and disclosures

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which addresses issues identified as a result of the complexities associated with applying U.S. GAAP for certain financial instruments with characteristics of liabilities and equity. This update addresses, among other things, the number of accounting models for convertible debt instruments and convertible preferred stock, targeted improvements to the disclosures for convertible instruments and earnings-per-share (“EPS”) guidance and amendments to the guidance for the derivatives scope exception for contracts in an entity’s own equity, as well as the related EPS guidance. This update applies to all entities that issue convertible instruments and/or contracts in an entity’s own equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2020-06 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40); Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, a consensus of the FASB Emerging Issues Task Force (“ASU 2021-04”), which aims to clarify and reduce diversity in issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. This update applies to all entities that issue freestanding written call options that are classified in equity. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements and disclosures.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

dd.
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

Amortization expenses amounted to $1,693, 1,607 and $1396 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

e.	loss before income tax consists of the following:

	Year ended December 31,
	2023	2022	2021
Domestic	$(1,880)	$(7,013)	(10,616)
Foreign	(2,142)	(743)	483
	$(4,022)	$(7,756)	(10,133)

Substantially, all tax expenses are as a result of changes in deferred taxes.

f.
Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2023	2022	2021
Loss before income tax, as reported in the consolidated statements of operations	$(4,022)	$(7,756)	(10,133)
Statutory tax rate in Israel	23%	23%	23%

Theoretical tax benefit	(925)	(1,784)	(2,331)
Changes in valuation allowance	943	1185	1,438
Changes in foreign currency exchange rate and other differences	576	481	788
Non-deductible expenses and other differences	(594)	(181)	(110)

Actual income tax expense (benefit)	$-	$(299)	5

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

b.	Shareholders’ rights:

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

The following table contains additional information concerning options granted under the existing stock--option plan:

	Year ended December 31
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	811,050	$3.58	21,388	$12.3	33,484	$23.1
Granted	22,000	$1.23	800,937	$3.25	-	$-
Exercised	(250)	$1.00	(1,650)	$1.00	(4,496)	$4.1
Canceled and forfeited	(10,625)	$4.17	(9,625)	$3.79	(7,600)	$22.2
Outstanding at end of year	822,175	$3.51	811,050	$3.58	21,388	$12.3
Exercisable at end of year	416,975	$3.80	213,597	$4.15	15,950	$12.8

A summary of the Company’s non-vested options granted to employees is presented below:

	Year ended December 31
	2023		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	597,453	$3.51	5,438	$10.7	14,175	$16.4
Granted	22,000	$1.23	800,937	$3.25	-	$-
Vested	(204,978)	$3.46	(199,297)	$3.94	(5,437)	$10.7
Canceled and forfeited	(9,275)	$3.68	(9,625)	$3.79	(3,300)	$35.2
Non-vested as of December 31, 2023	405,200	$3.20	597,453	$3.51	5,438	$10.7

As of December 31, 2023, there was $539 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 2.66 years.

The following table summarizes the allocation of the stock-based compensation:

	Year ended December 31,
	2023	2022	2021
Cost of revenues	$13	$17	$7
Research and development expenses	95	67	12
Selling and marketing expenses	7	7	7
General and administrative expenses	128	47	5

	$243	$138	$31

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (cont.)

The options outstanding and exercisable as of December 31, 2023, have been separated into ranges of exercise prices as follows:

Options outstanding				Options Exercisable
Number outstanding	Weighted average remaining contractual life (years)	Exercise price	Aggregate intrinsic value	Number outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value
8,188	5.26	$1.00	$-	8,188	5.26	$-
16,350	7.32	$1.23	$-	2,700	6.55	$-
763,000	5.68	$3.25	$-	373,500	5.66	$-
25,387	5.22	$7.50	$-	23,337	5.16	$-
9,250	5.07	$20.00	$-	9,250	5.07	$-
822,175			$-	416,975		$-

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

The following table contains additional information concerning warrants activity for the years 2023 and 2022:

	Year ended December 31
	2023		2022		2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at Beginning of year	901,869	$10.06	247,000	$17.07	247,000	$17.07
Issued	9,505,820	$0.5	1,219,738	$4.96	-	$-
Exercised	654,869	$3.20	564,869	$3.08	-	$-
Expired	-	$-	-	$-	-	$-
Outstanding at end of year	9,752,830	$0.91	901,869	$10.06	247,000	$17.07

Set forth below is data regarding the range of exercise prices and expiration date for warrants outstanding at December 31, 2023:
Exercise Price	Number of warrants Outstanding	Exercisable until
$18.70	2,500	2025
$7.50	7,500	2026
$17.07	237,000	2027
$0.50	9,505,820	2029
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

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,260	$23,766	$1,544	$26,570

Operating Income (Loss)	524	(99)	(3,676)	(3,359)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$8	$2,519	$174	$2,701

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,384	$15,628	$637	$17,649

Operating loss	680	(3,993)	(2,692)	(6,005)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$30	$1,590	$50	$1,640

	Year ended December 31, 2021
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,634	$8,904	$1,729	$12,267

Operating loss	400	(3,004)	(4,133)	(6,737)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$47	$1,543	$214	$1,804

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2023	2022	2021
Operating loss
Total operating loss of reportable segments	$(3,359)	$(6,005)	(6,737)
Financial expenses, net	(663)	(1,751)	(3,396)
Loss before income taxes	$(4,022)	$(7,756)	(10,133)

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.
Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2023		2022		2021
	Total Revenues	Property and Equipment, net	Total revenues	Property and Equipment, net	Revenues	Property and Equipment, net

Africa	$1,455	$-	$374	$-	$1,586	-
European countries	17,673	-	9,559	-	2,912	-
South America	12	-	-	-	37	-
United States	6,766	21	6,877	38	6,820	47
Israel	585	2,680	693	1,602	757	1,757
APAC	79	-	146	-	155	-

	$26,570	$2,701	$17,649	$1,640	$12,267	1,804

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2023	2022	2021
Raw materials and equipment	$2,841	$302	1,119
Electronic monitoring	17,819	11,614	6,393
Treatment programs	4,538	3,998	3,292
Maintenance, royalties and project management	1,372	1,735	1,463

	$26,570	$17,649	12,267

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2023	2022	2021
Customer A	50%	36%	-
Customer B	9%	-	10%
	59%	36%	10%

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 17:	OTHER EXPENSE, NET

	Year ended December 31,
	2023	2022	2021
Credit losses	$1,457	$1,000	$3,000
Other	1,355	138	1,374
Total other expense, net	$2,812	$1,138	$4,374

Credit losses provision. The following is a summary of the accounts receivables allowance for credit losses for the years ended December 31:

	Year ended December 31,
	2023	2022	2021
Balance at beginning of period	$12,667	$11,667	$8,667
Provision during the period	1,457	1,000	3,000
Balance at end of period	$14,124	$12,667	$11,667

NOTE 18:	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2023	2022	2021
Interest, bank charges and fees	$(2,512)	$(1,770)	$(3,642)
Change in Fair value of derivative warrants liabilities	2,313	-	-
Exchange differences, net	(464)	19	246
Total financial expenses, net	$(663)	$(1,751)	$(3,396)

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

Dated: August 14, 2024