Form 20-F
period 2024-12-31
SuperCom Ltd
filed 2025-04-28
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Ordan Trabelsi, Chief Executive Officer
SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106, Israel
+972-9-8890850 (phone); +972-9-8890820 (fax)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 50 Par Value	SPCB	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 50 per share:  2,172,855 issued and outstanding (as of  December 31, 2024)

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

Yes ☐         No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785, 333-121231, and on Form F-3 File No. 333-284419.

INTRODUCTION

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced Internet of Things ( “IoT”) and connectivity solutions, and cyber security products and solutions, to governments and private and public organizations throughout the world. In this Annual Report on Form 20-F (this “Annual Report”) all references to “SuperCom,” the “Company,” “we,” “us” or “our” are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries, unless the context otherwise provides.

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

On January 1, 2016, we acquired Leaders in Community Alternatives, Inc. (“ LCA”). LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

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

The following summary consolidated financial data for and as of the five years ended December 31, 2024 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2024, 2023 and 2022 appear elsewhere in this Annual Report. Certain of our selected consolidated financial data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements not included in this Annual Report.

Income Statement Data:

	Year Ended December 31,
	2024	2023	2022	2021	2020
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	27,635	26,570	17,649	12,267	11,770
Cost of revenues	14,251	16,347	11,261	6,063	6,189
Gross profit	13,384	10,223	6,388	6,204	5,581
Operating expenses:
Research and development	3,417	3,110	3,412	2,763	2,386
Selling and marketing	2,401	2,200	2,657	1,655	1,721
General and administrative	6,344	5,460	5,186	4,149	4,074
Other (income) expenses	1,999	2,812	1,138	4,374	1,149
Total operating expenses	14,161	13,582	12,393	12,941	9,330
Operating loss	(777)	(3,359)	(6,005)	(6,737)	(3,749)
Financial expenses, net	1,020	(663)	(1,751)	(3,396)	(4,113)
loss before income tax	243	(4,022)	(7,756)	(10,133)	(7,862)
Income tax (expense) benefit	418	-	299	(5)	(5)

Net income (loss)	661	(4,022)	(7,457)	(10,138)	(7,867)

Per Share Data:
Basic Earnings Per Share	0.38	(12)	(40)	(90)	(142)
Diluted Earnings Per Share	0.38	(12)	(40)	(90)	(142)

	2024	2023	2022	2021	2020
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents and restricted cash	3,538	5,577	4,505	4,604	3,952
Total Current Assets	26,262	28,462	26,290	26,108	24,942
TOTAL ASSETS	45,924	44,753	42,040	42,119	40,344
Total Current Liabilities	3,747	5,403	5,239	5,603	19,599
Total Long-term Liabilities	30,480	34,535	33,670	32,124	15,827
SHAREHOLDERS’ EQUITY	11,697	4,816	3,131	4,392	4,919

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“U.S. GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2024, was NIS 3.647 per $1.00.

FORWARD-LOOKING STATEMENTS

This Annual Report, including the information incorporated by reference into this Annual Report, contains forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995, as amended. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “intends,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “could,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the section captioned “Risk Factors” that appears in this Annual Report in Item 3D “Key Information - Risk Factors.”

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	if we are unable to manage our revenue growth, our business, financial results and stock price could suffer;

•	our dependence on orders from large customers for a substantial portion of our revenues;

•	the impact of other companies and technologies that compete with us within our industry;

•	any acquisitions that we have completed, or may complete in the future, may not perform as planned and could disrupt our business and harm our financial condition and operations;

•	our ability to generate sufficient cash from operations and potential need to obtain additional financing or reduce our level of expenditure;

•	changing technology, requirements, standards and products in the market of our products;

•	our ability to enter into contracts with governments, as well as state and local governmental agencies and municipalities;

•	our dependence on third-party representatives, resellers and distributors could result in marketing and distribution delays;

•	if our technology and solutions cease to be adopted and used by government and public and private organizations;

•	our ability to develop and sustain our position as a provider of e-Gov, IoT and Connectivity, and Cyber Security, solutions and services and earn high margins from our technology;

•	our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment;

•	our efforts to expand our international operations and maintain or increase our future international sales;

•	our exposure to risks in operating in foreign markets;

•	fluctuation in our financial and operating results;

•	our reliance on third party technologies and components for the development of some of our products;

•	delays in deliveries from our suppliers, defects in goods or components supplied by our vendors, or delays in projects that are performed by our subcontractors;

•	significant differences between forecasted demands and actual orders received;

•	breaches of network or information technology security, natural disasters or terrorist attacks;

•	ability by third parties to obtain access to our proprietary information or could independently develop similar technologies;

•	assertion by third parties that we are infringing their intellectual property rights, and IP litigation;

•	our reliance on the services of certain of our executive officers and key personnel;

•	our ability to attract, hire and retain qualified technical personnel;

•	our products being subject to government regulation of radio frequency technology;

•	war, terrorism, other acts of violence or natural or man-made disasters, including a global pandemic;

•	the impact of the political and security situation in Israel and in the U.S. on our business;

•	impact of inflation and currency fluctuations;

•	impact of the obligation of our management or key personnel to perform military service in Israel;

•	our ability to enforce covenants not-to-compete under current Israeli law; and

•	our company being subject to claims for remuneration or royalties for assigned service invention rights by our employees.

We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not assume an obligation to or intend to update or revise any forward-looking statements. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to give undue weight to such projections, assumptions and estimates.

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

In the last three fiscal years ended December 31, 2024, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our business, operating results and financial condition.

In the year ended December 31, 2024, 59% of our consolidated net revenue is attributable to sales to two large customers.

In the year ended December 31, 2023, 59% of our consolidated net revenue is attributable to sales to two large customers.

In the year ended December 31, 2022, 36% of our consolidated net revenue is attributable to sales to one large customer.
.
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

Historically, we had loss from operations during the last seven years ended December 31, 2024, expect to continue to incur substantial and increased expenses as we continue to execute our business approach and have funded our business operations and capital expenditures primarily through equity and/or debt financings (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a growing company, the difficulties that may be encountered with integrating acquired companies and the highly competitive environment in which we operate. We cannot assure you that our business will be profitable or that we will ever generate sufficient revenue to fully meet our expenses and support our anticipated activities.

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

•	Increased price competition for our products, not only from our competitors but also as a consequence of customers disposing of unutilized products
•	Risk of excess and obsolete inventories
•	Risk of supply constraints
•	Risk of excess facilities and manufacturing capacity, and
•	Higher overhead costs as a percentage of revenue and higher interest expense

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

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. The global and domestic economies continue to face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services.

These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.

Significant portions of our business are conducted outside the markets in which our products and solutions are manufactured or generally sold, and accordingly, we often export a substantial number of products into such markets. We may be denied access to potential customers or suppliers or denied the ability to ship products from any of our subsidiaries into the countries in which we currently operate or wish to operate, as a result of economic, legislative, political and military conditions, including hostilities and acts of terrorism, in such countries.

In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our business financial condition and results of operations.  We cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements, or tariffs, our capital and operating costs may increase.

The Russian invasion of Ukraine, which began in February 2022 resulted in the imposition of certain sanctions by the U.S., EU, UK and other jurisdictions. Any heightened military conflict, economic impact or persistent geopolitical instability, including heightened operating risks in Russia and Europe, additional sanctions or counter-sanctions, heightened and prolonged inflation, cyber disruptions or attacks, and higher supply chain costs, could lead to further disruption, instability and volatility in global markets and industries that could have a material adverse effect on our operation. We have operations or activities in countries and regions outside Israel and the United States, including Europe, and any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations. To date, we have experienced longer shipping times but which did not have any material adverse effect on our business. If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

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

We have approximately 51 employees in Israel as of December 31, 2024. While to our knowledge, there have been no reported casualties or injuries to our employees as of the date of this Annual Report, some of our Israeli employees have been mobilized as members of the Israeli military reserves to active duty. The ongoing war could cause harm to our employees and otherwise impair their ability to work for extended periods of time, as well as disrupt supply chains, transport networks, telecommunications and financial systems, and other critical infrastructure necessary to conduct business in Israel. As the intensity of the war has been rapidly evolving, including the potential for heightened geopolitical tensions in the Middle East, we continue to receive and review reports concerning our operations and business partners and remain vigilant.

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

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2024 and 2023, approximately 75% and 75%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our ordinary shares and penny stock trading.

There can be no assurance that we will be able to continue to meet all of the criteria necessary for Nasdaq to allow us to remain listed. If we fail to satisfy the applicable continued listing requirement and continue to be in non-compliance after notice and the applicable grace period ends, Nasdaq may commence delisting procedures against our Company (during which we may have additional time of up to six months to appeal and correct our non-compliance).

If our ordinary shares are ultimately delisted from Nasdaq, our ordinary shares would likely then trade only in the over-the-counter market and the market liquidity of our ordinary shares could be adversely affected and their market price could decrease. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

In addition to the foregoing, if our ordinary shares are ultimately delisted from Nasdaq and they trade on the over-the-counter market, the application of the “penny stock” rules could adversely affect the market price of our ordinary shares and increase the transaction costs to sell those shares. The SEC has adopted regulations which generally define a “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. If our ordinary shares are ultimately delisted from Nasdaq and then trade on the over-the-counter market at a price of less than $5.00 per share, our ordinary shares would be considered a penny stock. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. If applicable in the future, these rules may restrict the ability of brokers-dealers to sell our ordinary shares and may affect the ability of investors to sell their shares, until our ordinary shares is no longer considered a penny stock.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2024. Also, since 2011, uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Any armed conflicts, terrorist activities or political instability in the region could materially and adversely affect our business, financial condition and results of operations. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to comply with their undertakings under those agreements pursuant to force majeure provisions in such agreements. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Accordingly, you receive less information about our Company and trading in our shares by our affiliates than you would receive about a domestic U.S. company and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2025 (the last business day of our second fiscal quarter of 2025). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2026, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2025 and quarterly reports in respect of each of the quarters of 2026) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

SuperCom is a company organized under the laws of the State of Israel. Our registered office is located at 3 Rothschild Street, Tel-Aviv, Israel, and our telephone number is +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 160 Franklin Street, Suite 310, Oakland, CA, 94607, telephone number +1 (510) 505-2600.

Our web address is SuperCom.com.

The SEC maintains an internet site located at https://www.sec.gov/edgar.com that contains reports, other statements and other information regarding issuers that file electronically with the SEC.

SuperCom was incorporated in the State of Israel on July 4, 1988 pursuant to the provisions of the then-current Israeli Companies Ordinance. The legislative framework within which we now operate is the Israeli Companies Law, which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”).

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

During 2012, we altered our strategy with respect to the IoT division to focus on solutions for three growing electronic monitoring vertical markets: (i) public safety, (ii) healthcare and homecare and (iii) transportation management. We have enhanced and developed a series of new products and solutions including the Pure Security Suite, Puretag, PureCom, Pure Monitor and PureTrack.

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

During the years ended December 31, 2024 and 2023, we have invested, $3.4 million and $3.2 million, respectively, in research and development. We anticipate that we will continue to invest up to 15% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2024, 2023 and 2022 (all amounts in thousands of dollars):

	2024	2023	2022
Africa	$774	$1,455	$374
Europe	18,166	17,673	9,559
South and center America	8	12	-
United States	7,092	6,766	6,877
Israel	1,533	585	693
Asia Pacific	62	79	146

Total	$27,635	$26,570	$17,649

As part of the Company’s decision to switch from one technology segment, e-government, into three technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the three years ended December 31, 2024, 2023 and 2022 (all amounts in thousands of dollars):

	Year ended December 31,
	2024	2023	2022
e-Gov	$1,154	$1,544	$637
IoT	25,283	23,766	15,628
Cyber Security	1,198	1,260	1,384
Total	$27,635	$26,570	$17,649

The following table provides a breakdown of total revenue by products and services for the three years ended December 312024, , 2023 and 2022 (all amounts in thousands of dollars):

	Year ended December 31,
	2024	2023	2022
Revenues
Products	$20,109	$19,767	$10,099
Services	7,526	6,803	7,550

Total revenues	$27,635	$26,570	$17,649

Customer Service and Support

Customer service includes mainly maintenance, and support services and plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets, as well as penetrating new markets. In addition, both customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance and support services under separate customized agreements after the customer project is completed. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in the United States, and Israel. We usually give our customers a twelve-month warranty for our products, and we offer additional extended warranty and maintenance programs. Costs incurred annually by us for product warranties have to date been insignificant; however, we expect that the warranty costs may increase going forward because our current e-Gov, IoT, and Cyber Security solutions are more complex than our previously offered solutions and additional new products may be deployed.

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

Competition

We assess our competitive position from our experience and market intelligence, including third party competitive research materials. We believe that G4S, STOP, Omnilink, Sentinel, BI (GeoGroup), and Buddi are our potential competitors with respect to our IoT products and solutions. We believe that Face Technologies, Zetes Industries, Mühlbauer Group, Oberthur Technologies, Thales, Bundesdruckerei GmbH and Nadra are our potential competitors in the e-Gov products and solutions market. We believe that Intel Security, Symantec, Sophos, and Trend Micro are the primary competitors for our Cyber Security division. Due to the developing nature of the markets for our e-Gov, IoT, and Cyber Security products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

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

Currently we own 50 issued patents in the United States and 72 issued patents in the rest of the world.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom. We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for PureRFid® , SuperCom® , Vuance® , EduGate® , and “Vuance Validate your World”® and have applied for trademarks for PureMonitorTM , PureComTM , PureTagTM , PureTrackTM, SmartIDTM , MAGNATM and PureArrestTM.

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

The following reflects our active subsidiaries and affiliates as of April 22, 2025:

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

Safend Ltd. (“Safend”) - wholly owned.

Safend Ltd., incorporated in Israel, was acquired on March 13, 2016, and is a global data security company with a broad range of competitive and well-known encryption and data protection solutions.

Prevision Ltd. (“Prevision”) - wholly owned.

Prevision Ltd., incorporated in Israel, was acquired on November 12, 2015, and is an international provider of Cyber Security services and solutions.

Alvarion Technologies Ltd. (“Alvarion”) - wholly owned.

Alvarion Ltd., incorporated in Israel, was acquired on May 18, 2016, and is a global provider of wireless broadband products and Wi-Fi networks.

D.	Property, Plants and Equipment

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premise in Tel Aviv and Herzliya, Israel, under a new lease which started on April 1, 2021, and expires on March 30, 2026. According to the lease agreements, the monthly fee (including management fees) is approximately $39,000.

We lease approximately 1,701 square meters of office premises in Miami, Kentucky and California for our U.S. subsidiaries, which under the current lease contracts expire by 2026, with a monthly fee of approximately $27,000 for 2024.

We do not lease any facilities for any other subsidiary or branch.

Our total annual rental fees, for 2024 and 2023 were $759,000 and $701,000, respectively.

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

We are headquartered in Israel and operate internationally with subsidiaries in the New York, Miami, California, and other geographical regions where we attain and deploy new projects.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

During 2024, our Company’s business was affected by the Seven Fronts War of Israel with Hamas in Gaza, Lebanon and Iran. Some of our Company employees have been serving the army, all airlines except for the Israeli ELAL previously stopped flying to and from Israel, and many customers and potential customers have refrained from visiting Israel, increasing shipping costs due to the Hutim blockage on the Suez Canal for cargo ships shipping to Israel.

Furthermore, as a result of the War, public sentiments towards Israel often spill over into antisemitism, affecting Jewish communities and, by extension, Israeli businesses including our Company.

Antisemitism and hatred in Europe and Asia had presented  significant challenges for our Company,  these phenomena had affected our market access, brand reputation, and operational security, hence we needed to remain resilient and adaptable in the face of these challenges to ensure continued operation and success in these regions .

Our sales, project operations and management experienced  difficulties visiting or even communicating with some European and Asian countries customers or potential customers. Our R&D processes have returned to normal per our current business plan, although as described above, we have experienced difficulties implementing fully our business plan mainly in regards for the expansion in Europe and Asia, hence we had temporarily moved our business focus to the U.S. market by expanding our Sales and Marketing team  in the U.S. and had developed products tailored for the US market.

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

Costs and Operating Expenses

For the fiscal year ended December 31, 2024, our costs were per our multi-year business plan, our gross profit is aiming at 50%, and we have optimized our production lines and supply chains processes.

Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities. In 2024, our research and development expenses increased by 10% compared to the same period in 2023. In 2023, our research and development expenses decreased by 9% compared to the same period in 2022.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs. In 2024, our sales and marketing team expanded mainly in the U.S., our selling and marketing expenses increased by 9% compared to the same period in 2023. In 2023, our selling and marketing expenses decreased by 17% compared to the same period in 2022.

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

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2024, 2023 and 2022, expressed as a percentage of total revenues.

	2024	2023	2022
Revenues	100%	100%	100%
Cost of revenues	51.6	61.5	63.8
Gross profit	48.4	38.5	36.2
Operating expenses:
Research and development	12.4	11.7	19.3
Selling and marketing	8.7	8.3	15.1
General and administrative	23.0	20.5	29.4
Other expenses	7.2	10.6	6.4
Total operating expenses	51.2	51.1	70.2
Operating Income(loss)	(2.8)	(12.6)	(34.0)
Financial expenses, net	3.7	(2.5)	(9.9)
Income(loss) before income tax	0.9	(15.1)	(43.9)
Income tax expense	1.5	-	1.7
Net Income(loss)	2.4	(15.1)	(42.3)

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenues

Our total revenues in 2024 were $27,635,000 compared to $26,570,000 in 2023, an increase of 4%. The composition of revenues has changed during the fiscal year ended December 31, 2024 as follows: (i) the e-Gov segment revenue was $1,154,000 in comparison to $1,544,000 in 2023, a decrease of 25% which reflects decreased recurring revenue from some of our multiyear governments contracts due to manufacturing failure; (ii) the IoT segment revenue was $25,283,000 in comparison to $23,766,000 in 2023, an increase of 6% which is attributed to an increase of revenue in the European market; and (iii) the Cyber Security segment revenue was $1,198,000 in comparison to $1,260,000 in 2023, a decrease of 5% which is mainly attributed to the decrease in our revenue from product license renewals.

Gross Profit

Our gross profit during the fiscal year ended December 31, 2024 was $13,384,000 compared to $10,223,000 in 2023, an increase of 31%. The gross profit margin for 2024 was 48.4% compared to 38.5% in 2023. The increase in our gross profit margin is mainly attributed to (i) the completion of the implementation and recurring revenue stages of our new $33 million contract which contributed to a higher than average gross margin; (ii) a change in the mix of revenues; (iii) an increase of 6% in IoT revenue, which contributes to a higher than average gross margin; and (iv) offset by a decrease of revenue from e-Gov contracts which contributed to a lower than average gross margin.

Expenses

Our operating expenses, excluding other (income) expenses, net, during the fiscal year ended December 31, 2024 were $12,162,000 compared to $10,770,000 in 2023, an increase of 13%. The increase in operating expenses was primarily due to (i) an increase of 10% in research and development expenses, (ii) an increase of 16% in general and administrative expenses; and (iii) an increase of 9% in sales and marketing expenses.

Our sales and marketing expenses increased to $2,401,000 during the fiscal year ended December 31, 2024 from $2,200,000 in 2023, an increase of 9%. The increase in our sales and marketing expenses was primarily due to an increase in our sales and marketing direct expenses and the increased costs related to commissions paid or incurred during 2024.

Our research and development expenses increased to $3,417,000 during the fiscal year ended December 31, 2024 from $3,110,000 in 2023, an increase of 10%. The increase in our research and development expenses was primarily due to new IoT product developed for the U.S. market.

Our general and administrative expenses increased to $6,344,000 during the fiscal year ended December 31, 2024 from $5,460,000 in 2023, an increase of 16%.

Other expenses were $1,999,000 during the fiscal year ended December 31, 2024, compared to other expenses of $2,812,000 in 2023. The decrease in other expenses in 2024 from 2023 represents mainly (i) a provision of bad debt, related mainly to African and Latin American government customers, amounting to $1,200,000 and $1,457,000 for 2024 and 2023, respectively, and a one-time expense due to settlement with e-GOV account in the amount of $1,053,000 in 2023.

Financial Expenses, net

We had financial income, net, of $1,020,000 during the fiscal year ended December 31, 2024 compared to financial expenses of $663,000 in 2023, an increase of $1,683,000 mainly due to $2,312,000 financial income from debt conversion to equity at higher than market share price.

Income Tax

We recorded a tax income of $418,000 for the fiscal year ended December 31, 2024 compared to a tax income of $0 in 2023, mainly due to a tax asset recognized for Safend after four years of material profit and toward Safend tax allowance for the year 2024.

Net Income

As a result of the factors described above, our net income for the fiscal year ended December 31, 2024, was $661,000 compared to a net loss of $4,022,000 in 2023 an increase of  $4,683,000. The increase in our net income was mainly due to (i) a decrease of $813,000 in other expenses; (ii) a decrease of $1,683,000 in financial expenses, (iii) offset by a $3,161,000 increase in gross profit and (iv) a $418,000 increase in  tax income.

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

Expenses

Our operating expenses, excluding other (income) expenses, net, during the fiscal year ended December 31, 2024 were $12,162,000 compared to $10,770,000 in 2023, an increase of 13%. The increase in operating expenses was primarily due to (i) an increase of 10% in research and development expenses, (ii) an increase of 16% in general and administrative expenses; and (iii) an increase of 9% in sales and marketing expenses.

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

Net Loss

As a result of the factors described above, our net loss for the fiscal year ended December 31, 2023, was $4,022,000 compared to a net loss of $7,457,000 in 2022 a decrease of 46%. The decrease in our net loss is mainly related to (i) an increase of $1.7M in other expenses; (ii) a decrease of $1.1M in financial expenses, offset by; (ii) a $3,835,000 increase in gross profit, and (iii) a $485,000 decrease in  operating expenses excluding other expenses, net.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2024	3.2	4.9	(1.7)
2023	3.0	3.1	(0.1)
2022	5.3	13.2	(7.9)

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. Historically, we have not used any hedging instruments, but in the future if we expect the fluctuation to have major effect on our operations, we may use such instruments.

Conditions in Israel

We are organized under the laws of, and our principal executive offices and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Related to Our Location and Incorporation in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 23% in each of  2022, 2023 and 2024. For the years ended December 31, 2024, we had income and for 2023 and 2022 we had net losses; therefore the effective tax rate was mostly affected by changes in deferred tax.

In 2024, 2023 and 2022, the U.S. federal tax rate was 21%, the state tax rate was 8.84% in CA and 6.5% in NY, the New York City tax rate was 6.5%. Our effective U.S. tax rate as for the year ended December 31, 2024 was 27.03%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of and for the year ended December 31, 2024, the Company had an accumulated deficit of $106,287,000 and net cash used in operating activities of $1,294,000 compared to $2,367,000 for the year ended December 31, 2023, which demonstrates a 61% reduction in negative operation cash flow.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2024, and the Company had cash, cash equivalent and restricted cash of $3,538,000 and positive working capital of $22,515,000.

Additionally, the Company secured financing of $20,000,000 during 2018. Throughout 2021, the Company also secured through the issuance of multiple notes, aggregate gross proceeds of $12,000,000 of subordinated debt (“Subordinated Debt”). The Company raised a gross amount of approximately $3,200,000 in a private placement in July 2020.  To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

On March 1, 2022, the Company raised approximately $4.65 million in gross proceeds in a registered direct offering with a single accredited institutional investor of an aggregate of  156,500 of its ordinary shares, and 220,079 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such purchaser of the Company’s private warrants to purchase an aggregate of 282,434 of ordinary shares at an exercise price of $14 per share

On March 30, 2023, the Company raised approximately $2.4 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 24,250 of its ordinary shares, and 51,631 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such purchaser of the Company’s private warrants to purchase an aggregate of 75,881 of its ordinary shares at an exercise price of $33.2 per share.

On August 3, 2023, the Company raised approximately $2.75 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 33,050 of its ordinary shares, and 128,715 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such purchaser of the Company’s private warrants to purchase an aggregate of 161,765 of its ordinary shares at an exercise price of $17.00 per share.

On November 15, 2023, the Company raised approximately $2.0 million in gross proceeds in a warrant exercise and reload with a single accredited institutional investor through warrant exercise of 54,050 warrant to ordinary shares, and warrant exercise of 183,596 warrant to pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent warrant reload to such purchaser of the Company’s private warrants to purchase an aggregate of 475,291 of its ordinary shares at an exercise price of $10 per share.

On April 19, 2024, the Company raised approximately $2.9 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 143,695 of its ordinary shares, and 262,114 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such purchaser of the Company’s private warrants to purchase an aggregate of 405,808 of its ordinary shares at an exercise price of $7.60 per share

On January 31, 2025, the Company raised approximately $6.0 million in gross proceeds in a registered direct offering with two accredited institutional investors through the sale of an aggregate of 545,454 of its ordinary shares.

On February 19, 2025, the Company raised approximately $8.2 million in gross proceeds as a result of the exercise of previously issued Company warrants by a single accredited institutional investor warrant holder through the exercise of warrants to purchase an aggregate of 931,099 of the Company’s ordinary shares, and as a result of such exercise, the issuance to such accredited institutional investor of the Company’s new warrants to purchase an aggregate of 698,324 of its ordinary shares at an exercise price of $13.5 per share.

During the month of January 2025, the Company converted $4.4 million of senior debt held by Fortress, the Company’s senior Lender, to ordinary shares and signed an amendment to the credit agreement with Fortress that, among other things, reduced the outstanding debt to $14 million and extended the maturity date of the loans made by Fortress to the Company under such credit agreement to December 31, 2028.

During 2024 and 2023, the Company converted $3,747,000 and $500,000, respectively, out of the remaining principal and accrued interest of subordinated notes into the Company’s ordinary shares.

The Company believes that based on the above-mentioned secured financings, management’s current plans, management’s expectation to maintain the cost savings and expected cash streams from the Company’s current contracts with customers worldwide, the Company will be able to fund its operations for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Net cash used in operating activities	$(1,294)	$(2,367)	(4,654)
Net cash used in investing activities	(3,349)	(3,366)	(2,189)
Net cash provided by (used in) financing activities	2,604	6,805	6,744
Net increase(decrease) in cash and cash equivalents	(2,039)	1,072	(99)
Cash, cash equivalents and restricted cash at beginning of period	5,577	4,505	4,604
Cash, cash equivalents and restricted cash at end of period	$3,538	$5,577	4,505

Net cash used in operating activities for the year ended December 31, 2024, was $1,294,000, compared to net cash used by operating activities of $2,367,000 during the year ended December 31, 2023, a decrease of 45%.

Net cash used in investing activities during the year ended December 31, 2024, was $3,349,000 compared to $3,366,000 during the year ended December 31, 2023, a decrease of 1%.

Net cash provided by financing activities during the year ended December 31, 2024, was $2,604,000 compared to $6,805,000 during the year ended December 31, 2023, which consisted mainly of one registered direct offering.

Net cash used in operating activities for the year ended December 31, 2023, was $2,367, compared to net cash used by operating activities of $4,654,000 during the year ended December 31, 2022, a decrease of 49%.

Net cash used in investing activities during the year ended December 31, 2023, was $3,366,000 compared to $2,189,000 during the year ended December 31, 2022, an increase of 54%.

Net cash provided by financing activities during the year ended December 31, 2023, was $6,805,000 compared to $6,744,000 during the year ended December 31, 2022, an increase of 1% which consisted mainly of two registered direct offerings resulting in $5,180,000 of aggregate  gross proceeds and warrant exercise for cash resulting in $1,819,000 of gross proceeds.

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2024
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$744	$744
European countries	234	17,772	160	18,166
Latin America	8	-	-	8
United States	244	6,848	-	7,092
Israel	658	655	220	1,533
APAC	54	8	-	62
Total revenue	$1,198	$25,283	$1,154	$27,635

Transaction price allocated to the remaining performance obligations.

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations totals $16.523 million. The Company expects approximately 63% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 37% recognized thereafter.

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

With respect to our e-Gov business, in some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis. For the years 2024, 2023 and 2022 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $15,524,000, $14,124,000 and $12,667,000   as of December 31, 2024, 2023 and 2022, respectively.

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

Inventory valuation.

Inventories are valued at the lower of cost or market. The Company assess the valuation of its inventory on a yearly basis and write down the value for different finished goods and raw material items based on their potential utilization. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires management to make subjective judgments and estimates concerning the future utilization of the inventory items.

Goodwill impairment assessment.

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

Assessment of the capitalized internal costs to develop software.

The Company capitalizes costs incurred to develop software during the application development stage. Judgment is required to assess the stage of software development for upgrades and enhancements for existing software, which determines when costs should be capitalized.

C.	Research and Development

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2024, the number of employees in our research and development activities was 43. We spent $5,168,000 (out of which $1,751,000 was capitalized as cost of software to be sold), $4,762,000 (out of which $1,652,000 was capitalized as cost of software to be sold), $5,025,000 (out of which $1,613,000 was capitalized as cost of software to be sold) in 2024, 2023 and 2022, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of “Item 5. Operating and Financial Review and Prospects” for a description of the Trend Information relevant to us.

E.	Critical Accounting Estimates Disclosure

See discussion in Part B of “Item 5. Operating and Financial Review and Prospects” for a description of the Critical Accounting Estimates Disclosure relevant to us.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position, and a biographical description of each of our directors:

Name	Age	Position
Arie Trabelsi	67	Director
Tal Naftali Shmuel	39	Independent Director (1) (2)(3)
Oren Raoul De Lange	47	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	67	Independent Director (1)(2)(3)

(1)	“Independent Director”
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Arie Trabelsi. Mr. Trabelsi joined us in November 2010 as President and Chief Executive Officer. He served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to February 21,2022, and served as Chairman of our board of directors from December 12, 2011 to December 27, 2012, has been serving as Chairman of our board of directors since February 24, 2019, and has been serving as our Acting Chief Financial Officer since and from February 24, 2019. He has more than 30 years of experience in the global wireless, Internet and communications industries. Mr. Trabelsi holds a BSc. Degree in Electrical and Computer Engineering from Ben Gurion University and a MSc. Degree in Computer Engineering from Drexel University, Philadelphia, Pennsylvania.

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

Executive Officers and Key Employees

Our executive officers and certain key employees as of April 22, 2025 are:

Name	Age	Position
Ordan Trabelsi*	40	President, Chief Executive Officer
Barak Trabelsi*	39	Chief Operating Officer and CTO
Gil Alfi	53	Vice President Sales, Safend Ltd
Lester Villeneuve	56	Managing Director LCA , USA
Arie Trabelsi	67	Acting Chief Financial Officer

* Executive officer

Ordan Trabelsi. Mr. Trabelsi has been serving as our President and Chief Operating Officer since February 21, 2022. Previously he led our business and operations in the Americas through his roles as President of SuperCom Inc. and Leaders in Community Alternatives, Inc. He has been with the Company since May 2013 as the second US employee and grew the business in the USA. He has also led numerous successful financings for the Company, including two public offerings. Trabelsi has experience in strategic merger and acquisition, financing and product strategies as well as technology expertise in security, cyber, mobile and internet networks technologies. Mr. Trabelsi holds a BSc. degree in Software and Electrical Engineering from the Technion - Israel Institute of Technology, and an M.B.A. degree from the Columbia University Business School, New York, both with distinction.

Barak Trabelsi. Mr. Trabelsi joined us in January 2013 as director of new products development, He served as our VP of IoT from 2016 until February 21, 2022 and has been serving as VP and Chief Operating Officer since February 21, 2022. Previously and commencing in June 2011, he served as Senior Product Manager in Equinox Ltd. Prior to that, for four years, he served as VP of R&D of Sigma Wave, a wireless, security and internet focused company. Mr. Trabelsi has expertise in big data, cyber, mobile and internet networks technologies, and experience in product development and strategies. Mr. Trabelsi holds a BSc. Degree in Computer and Business from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.

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

Lester Villeneuve, Mr. Lester Villeneuve joined the SuperCom Group as the Executive Director for Leaders in Community Alternatives (LCA) in 2023.  Mr. Villeneuve is well versed and experienced working with a variety of offender risk / need populations, stakeholders, and collaborative partners. He has worked extensively with individuals in contact with the criminal justice system including several years as a Social Worker in a large urban jail, as a Senior Director of Community Justice for a large non-profit organization, and as the Director of Jail-Based Mental Health Services in San Diego.  Mr. Villeneuve has also spent two years with LCA, beginning in 2015 as the Director of the Sacramento ADRC in collaboration with County Probation there.  Mr. Villeneuve holds a BA in Psychology from the University of Rhode Island and an MS in Criminal Justice from the University of New Haven.

Arie Trabelsi. Please see Mr. Arie Trabelsi’s biographical description above.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2024.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (6 persons)	$647,075	$50,981

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2024 was approximately $647,075. This sum includes amounts paid for salary and commission and bonuses. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2024, we had set aside approximately $50,981 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $731 plus approximately $281 for every board or audit committee meeting attended.

As of December 31, 2024, our directors and executive officers as a group, then consisting of 6 persons, held options to purchase an aggregate of 32,000 ordinary shares, of which 24,000 were exercisable as of December 31, 2024, at an average exercise price of $65 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders and key employees during or with respect to the year ended December 31, 2024, as required by regulations promulgated under the Israeli Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation	Total
Yoad Hayash Director of R&D	195,461	-	-	195,461
Arkady Tachman R&D director, e-Gov	195,077	4,113	-	199,190
Barak Trabelsi COO & CTO	230,765	-	-	230,765
Ido Rozenfeld R&D	160,161	-	-	160,161
Gil Alfi Vice President Sales, Cyber	160,623	123,905	-	284,528

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

C.	Board Practices

Corporate Governance Practices

Our Board of Directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Arie Trabelsi	Director	February 24, 2019	Annual general meeting
Tal Naftali Shmuel	Independent Director	March 17, 2022	Annual general meeting
Oren Raoul De Lange	Independent Director	March 28, 2021	March 28, 2026
Shoshana Cohen Shapira	Independent Director	February 24, 2019	February 23, 2028

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

As of December 31, 2024, 2023 and 2022, we had 124, 121 and 122 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Research, Development & Operations	96	98	91
Marketing and Sales	15	8	9
Administration	13	15	22
Total	124	121	122

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Israel & Europe	51	53	58
United States	73	68	64
Total	124	121	122

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of December 31, 2024, regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi	40,001	1.84%

Ordan Trabelsi	91,500	4.21%

Barak Trabelsi	64,500	2.97%

Tal Naftali Shmuel	—	—

Shoshana Cohen Shapira	—	—

Oren Raoul De Lange	—	—

All executive officers and directors as a group (7 persons)	196,001	9.02%

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

(2)	The percentages shown are based on 2,172,855 ordinary shares issued and outstanding as of December 31, 2024.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2024, 30,579 options were exercisable, and 40,838 options were outstanding under this plan.

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

On June 27, 2007, our Compensation Committee and the Board of Directors approved a new option plan under which we may grant stock options to our U.S. employees and our subsidiaries. Under this option plan, we may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007, this option plan was approved by our shareholders at the general shareholders meeting. As of December 31, 2024, no options were exercisable and no options were outstanding under this plan.

In April 2023, the Option Plan was extended for another period of 10 years, until December 31, 2033.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	41,109	$70.20	40,553	$71.6	1,069	$246
Granted	-	$-	1,100	$20.6	40,047	$65
Exercised	-	$-	(13)	$20.0	(83)	$20
Canceled and forfeited	(271)	$62.88	(531)	$83.4	(481)	$75.8
Outstanding at end of year	40,838	$70.21	41,109	$70.2	40,552	$71.6
Exercisable at end of year	30,579	$72.38	20,849	$76.0	10,680	$83

We recognized compensation expenses related to our share-based employee compensation awards of $401,841 , $243,000 and $138,000 for the years ended December 31, 2024, 2023  and, 2022, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2024	2023	2022
Cost of revenues	$4	$13	$17
Research and development expenses	133	95	67
Selling and marketing expenses	9	7	7
General and administrative expenses	175	128	47
Other expenses, net	81	-	-

	$402	$243	$138

The options outstanding and exercisable as of December 31, 2024, have the ranges of exercise prices as follows:

	Options outstanding				Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2023	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Number outstanding as of December 31, 2023	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
$			$	$			$	$
20.00	373	4.20	20.0	-	373	4.20	20.0	-
24.60	662	6.05	24.60	-	340	5.80	24.60	-
65.00	38,150	4.68	65.00	-	28,214	4.67	65.00	-
150.00	1,190	4.18	150.00	-	1,190	4.18	150.00	-
400.00	463	4.07	400.00	-	463	4.07	400.00	-
	40,838	5.54		-	30,579			-

The total intrinsic value of options exercised during the years ended December 31, 2024, and 2023 was $0 and $0, respectively, based on our Company’s average stock price of $3.95 and $11.60 during the years ended on those dates respectively.

A summary of the status of options granted to our employees that had vested as of December 31, 2024 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2024	20,257	$64.07
Granted	-	$-
Vested	(9,819)	$64.91
Forfeited and canceled	(179)	$37.75
Non-vested at December 31, 2025	10,259	$63.73

As of December 31, 2024, there was $214,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of April  22, 2025 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities of which 4,101,907 of our ordinary shares were issued and outstanding:

Mas Alpha Securities Fund LP

Mas Alpha Securities Fund LP (“Mas Alpha”) holds 286,046 shares of our ordinary shares, which reflects approximately 7% of our issued and outstanding ordinary shares, as reported in Mas Alpha’s Schedule 13G filed with the SEC on April 2, 2025.

Significant Changes in the Ownership of Major Shareholders

Mas Alpha became a beneficial owner of more than 5% of our  issued and outstanding ordinary shares on March 27, 2025.

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of December 31, 2024, there were approximately 23 record holders, of which 10 record holders holding approximately 99.72% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.60% of our outstanding ordinary shares as of such date).

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

Mr. Arie Trabelsi has served as the Chief Executive Officer of the Company since June 1, 2012 until February 21, 2022. Mr. Trabelsi is the sole director of Sigma Wave, which is the controlling shareholder of the Company. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi annual salary. As of December 31, 2024 and 2023, we had accrued $18,000, and $18,000, respectively as expenses arising from services provided by Mr. Trabelsi.

On April 29, 2012, our Board of Directors approved the recording of a floating charge on our assets in favor of Mr. Arie Trabelsi and his spouse, unlimited in amount, in order to secure loans that are given by them from time to time to us. The short terms loans provided by Mr. Arie Trabelsi and his spouse during the years from 2011 until 2023 ranged from $2,809 up to $2,662,470 and bore no interest. As of December 31,2024, total loans were $0. These loans bear no interest and are not attached to any price index.

The relationships and related party transactions described herein are in addition to any employment arrangements with our executive officers and directors, which are described in this Annual Report above under “ITEM 6. Directors, Senior Management and Employees”.

Indemnification Agreements

Our Articles of Association provide that we may indemnify our officers and directors for certain cases of liability and expenses incurred by him or her as a result of an act done by him or her by virtue of being such an  office holder. In addition, we have granted indemnification letters to our office holders. For more information, please see section above captioned “ ITEM 6.C. Directors, Senior Management and Employees ⸺. Board Practices ⸺ Exculpation, Insurance and Indemnification of Directors and Officers”.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2024.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of December 31, 2024, we had 2,172,855 ordinary shares issued and outstanding.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares began trading on the NASDAQ Capital Market effective at the opening of trading on Tuesday, September 17, 2013 and currently trade under the ticker symbol “SPCB”. On April 28, 2025, the closing price of our ordinary shares on the NASDAQ Capital Market was USD 6.92 per share.

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

We are authorized to issue 20,000,000 ordinary shares par value NIS 50 per share, of which 2,172,855 ordinary shares were outstanding as of December 31, 2024.

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

Approval of a Compensation Policy for Office Holders

In accordance with the Companies Law, a public Company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy was approved in September 2013 by our Board of Directors, after consideration of the recommendations of the compensation committee and by the majority of the company’s shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2024,2023 and 2022.

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

For the year 2024, our U.S. subsidiaries are subject to U.S. federal tax rate of 21%, to the following state tax rate of ; (i) 8.84% in the state of California, (ii) 6.5% in the State of New York , and (iii) the tax rate of      6.5% in the City of New York.

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

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 714,000 (in 2024) (hereinafter “Surcharge Tax”).

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

In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency and other requirements, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate (23% in 2024) for corporations.

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2024 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2024), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2024 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified during management’s assessment was a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company’s ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2024, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2024	2023	2022
Audit fees	$247,000	$145,000	$160,000
Audit-related fees	$-	$-	-
Tax fees	$12,000	$12,000	12,000
Total	$157,000	$157,000	$172,000

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

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our Company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have provided NASDAQ with notices of non-compliance with respect to the following NASDAQ rules.

•
The requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors”.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our Insider Trading Policy is included as part of our Company’s Code of Ethics – see Item 16B.

ITEM 16K.	CYBERSECURITY

At our Company, cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed to align with industry practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of third-party applications and services provide by third-party service providers, and facilitate coordination across different departments of our company.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business — Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Company (1)
1.2*	Amended Articles of Association of the Company
2.1	Form of Stock Certificate representing ordinary shares (2)
2.2	Form of Warrant, dated March 31, 2023 (3)
2.3	Warrant Amendment Agreement, dated as of August 2, 2023 (4)
2.4	Form of Warrant, dated August 3, 2023 (5)
2.5	Form of Warrant, dated November 15, 2023 (6)
2.6	Form of Warrants, dated January 19, 2024 (7)
2.7	Form of Warrant, dated April 16, 2024 (8)
2.8	Form of Pre-Funded Warrant, dated April 19, 2024 (9)
2.9	Form of Warrant, dated April 19, 2024 (10)
2.10	Letter Agreement, dated as of February 19, 2025, between the Company and the holder of the Original Warrants identified on the signature page thereto (11)
2.11	Form of Warrant, dated March 10, 2025 (12)
4.1£	The SuperCom Ltd. 2003 Israeli Share Option Plan (13)
4.2£	The SuperCom Ltd. 2007 U.S. Stock Option Plan (14)
4.3	Form of Indemnification Letter (15)
4.4	Form of Securities Purchase Agreement, dated as of January 30, 2025, between the Company and the purchasers identified on the signature pages thereto (16)
8.1	List of Subsidiaries (17)
11.1	Code of Ethics (18)
11.2	Insider Trading Policy (included as part of Exhibit 11.1)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yarel + Partners CPA Firm
97	Compensation Recovery Policy of the Company (19)
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

£	Management contract or compensatory plan or arrangement

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

(1)	Filed as Exhibit 1.1 to the Company's Registration Statement on Form F-1, File number 333-189910, filed with the SEC on July 3, 2013, and incorporated herein by reference.
(2)	Filed as Exhibit 2.1 to the Company's Registration Statement on Form F-1, File number 333-189810, filed with the SEC on July 3, 2013, and incorporated herein by reference.
(3)	Filed as Exhibit 10.3 to the Company's Registration Report on Form 6-K, filed with the SEC on March 31, 2023, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2 to the Company's Registration Report on Form 6-K, filed with the SEC on August 3, 2023, and incorporated herein by reference
(5)	Filed as Exhibit 4.4 to the Company's Registration Statement on Form F-1, File number 333-273291, filed with the SEC on August 1, 2023, and incorporated herein by reference.
(6)	Filed as Exhibit 4.2 to the Company’s Report on Form 6-K, filed with the SEC on November 15, 2023, and incorporated herein by reference.
(7)	Filed as Exhibit 4.1 to the Registrant’s Registration Report on Form 6-K, filed with the SEC on January 22, 2024, and incorporated herein by reference
(8)	Filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed with the SEC on April 16, 2024, and incorporated herein by reference.
(9)	Filed as Exhibit 4.1 to the Company's Report on Form 6-K, filed with the SEC on April 19,2024, and incorporated herein by reference.
(10)	Filed as Exhibit 4.2 to the Company's Report on Form 6-K, filed with the SEC on April 19,2024, and incorporated herein by reference.
(11)	Filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed with the SEC on February 19, 2025, and incorporated herein by reference.
(12)	Filed as Exhibit 4.2 to the Company's Report on Form 6-K, filed with the SEC on February 19, 2025, and incorporated herein by reference.
(13)	Filed as Exhibit 4.2(a) to the Company’s Annual Report on Form 20-F, filed with the SEC on May 9, 2012, and incorporated herein by reference.
(14)	Filed as Exhibit 4.2(b) to the Company’s Annual Report on Form 20-F, filed with the SEC on May 9, 2012, and incorporated herein by reference.
(15)	Filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-189810), filed with the SEC on July 3, 2013, and incorporated herein by reference.
(16)	Filed as Exhibit 10.1 to the Company's Report on Form 6-K, filed with the SEC on January 31, 2025, and incorporated herein by reference.
(17)	Filed as Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F, filed with the SEC on April 20, 2023, and incorporated herein by reference.
(18)
Filed as Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008, and incorporated herein by reference.

(19)	Filed as Exhibit 97 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 22, 2024, and incorporated herein by reference.

independent member

BKR

INTERNATIONAL

יראל + שותפים

YAREL + PARTNERS

רואי חשבון (.CPA (ISR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SuperCom Ltd.  (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Goodwill Impairment Assessment -

Description of the Matter

The Company’s goodwill balance was $7.026 million as of December 31, 2024. Management conducts an impairment test as of December 31 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may be impaired. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit or intangible asset to its respective carrying value. Fair value is estimated by management using the income method, which is based on the present value of estimated future cash flows attributable to the respective unit. Management applies significant judgment which is affected by expectations about future market and economic conditions in estimating and making assumptions related to the appropriate discount rates, revenue growth and operating margins. Changes in the assumptions could have a significant impact on the amount of potential impairment charge.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the reporting units where the quantitative impairment tests were performed, we performed audit procedures that included, among others:

•	Assessing methodologies and testing the significant assumptions discussed above and whether the significant assumptions were consistent with evidence obtained in other areas of the audit.
•	Testing the completeness and accuracy of the underlying data used by the Company in its analysis.
•	We assessed the historical accuracy of management’s estimates.
•	We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair values of the reporting units that would result from changes in the assumptions.
•	We recalculated the resulting impairment charge recorded by the Company.

Allowance for Credit Losses -

Description of the Matter

The Company records an allowance for doubtful accounts when it determines that it is probable a receivable has been impaired. This estimate is based on specific customer credit risk and credit evaluations. We identified the allowance for doubtful accounts as a critical audit matter.

The main consideration for our determination that the allowance for doubtful accounts is a critical audit matter includes the high degree of estimation uncertainty resulting from significant management judgment of the reasonableness of the allowance for doubtful accounts, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgement in auditing the estimate. Variations to this estimate could have a significant impact on the allowance recorded.

How We Addressed the Matter in Our Audit

•
We obtained management’s assessment and calculation of the allowance for doubtful accounts, inquired of any known events that could impact the allowance calculation and obtained supporting documentation.

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

How We Addressed the Matter in Our Audit

•
We evaluated the process related to the approval of software projects or upgrades and enhancements to existing software, monitoring of the software development stage, and capitalization of internal costs.

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

Auditing the Company’s estimated costs at completion for long-term contracts was challenging and complex due to the judgment involved in evaluating management’s assumptions and key estimates over the duration of the contracts. The estimated costs at completion for the long-term contracts consider risks surrounding the Company’s ability to achieve the technical requirements and specifications of the contract, schedule, and other cost elements of the contract, and depend on whether the Company is able to mitigate risks surrounding such aspects of the contract.

How We Addressed the Matter in Our Audit

We obtained an understanding of the estimated costs at completion for the long-term contracts and related key assumptions and management’s review that the data underlying the estimated costs at completion was complete and accurate. To test the accuracy of the Company’s estimated costs at completion for the selected contracts, our audit procedures included, among others, evaluating the key assumptions used by management to determine such estimates. This included evaluating the historical accuracy of management’s estimates by comparing planned costs to actual costs incurred to date. We also tested the completeness and accuracy of the underlying data back to source documents and contracts.

In addition, we evaluated management’s application of the Company’s accounting policy, tested the mathematical accuracy of management’s calculation of revenue and associated timing of revenue recognized in the financial statements.

Valuation of Inventory -

 Description of the Matter

The Company establishes inventory reserves which represent an amount for excess, slow-moving and obsolete inventory on hand that is expected to be written off or otherwise disposed of below cost at a future date. The Company’s estimate of the appropriate amount of the excess, slow-moving and obsolete inventory reserve utilizes certain inputs and involves judgment. Such inputs include data associated with historical sales trends, expected product life, forecasted sales demand and product mix and the Company’s core products. The calculation and analysis of historical sales data, expected product life, and forecasted sales demand and the application of this analysis to on-hand inventory involves complex analysis.

We identified the estimated inventory reserve for excess, slow-moving and obsolete inventory as a critical audit matter given the estimation uncertainty is impacted by a number of subjective factors including product lifecycle and forecasted sales demand. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the methodology and the reasonableness of these subjective factors in combination with assumptions and inputs including historical sales trends, forecasted sales demand, and the on-hand inventory product mix used to determine excess, slow-moving and obsolete inventory.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s inventory process and methodology, evaluated the design and tested the Company’s net realizable values across each inventory and the reasonableness of assumptions, completeness, accuracy, and relevance of the underlying data used by management in the evaluation of write-off reserve. We evaluated the appropriateness and consistency of management’s methods and assumptions used in developing their estimate of the excess and slow-moving inventory reserve, which included consideration of product mix and the Company’s core products, product life cycle, forecasted sales demand and inventory turns of on-hand inventory. We reperformed the calculation of the excess and slow-moving inventory reserve utilizing the inputs, assumptions, and methodology consistent with management’s estimate

/s/ Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 28, 2025

We have served as the Company’s auditor since 2023

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2024	2023
CURRENT ASSETS
Cash and cash equivalents	$3,150	$5,206
Restricted bank deposit	388	371
Accounts receivable, net of allowance for doubtful accounts of $8,106 and $14,124 as of December 31, 2024 and 2023, respectively (Note 17)	12,767	13,357
Other current assets (Note 3)	2,153	1,742
Inventories, net (Note 4)	2,521	2,503
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	26,262	28,462

LONG-TERM ASSETS
Property and equipment, net (Note 5)	3,261	2,701
Intangible assets, net (Note 6)	5,638	5,576
Goodwill	7,026	7,026
Other long-term assets (Note 7)	3,737	988

TOTAL LONG-TERM ASSETS	19,662	16,291

TOTAL ASSETS	45,924	44,753

CURRENT LIABILITIES
Accounts payable	878	1,883
Employees and payroll accruals	1,165	1,015
Related parties (Note 15.c)	-	100
Short- term loans	423	792
Accrued expenses and other liabilities (Note 8)	470	485
Short- term operating lease liabilities (Note 9)	445	401
Deferred revenues	366	726
TOTAL CURRENT LIABILITIES	3,747	5,402

LONG-TERM LIABILITIES
Long-term loans (Note 1d)	29,748	33,952
Other long-term liabilities (Note 11)	732	583
TOTAL LONG TERM LIABILITIES	30,480	34,535

TOTAL LIABILITIES	34,227	39,937

Commitments and contingent liabilities (Note 12)

SHAREHOLDERS’ EQUITY (Note 14)
Ordinary shares, NIS 50 par value - authorized 5,000,000 shares, 2,172,855 and 664,553 shares issued and outstanding at December 31, 2024 and 2023, respectively	29,238	9,094
Additional paid-in capital	88,746	102,670
Accumulated deficit	(106,287)	(106,948)
Total shareholders’ equity	11,697	4,816

Total liabilities and shareholders’ equity	$45,924	$44,753

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Revenues
Products	$20,109	$19,767	$10,100
Services	7,526	6,803	7,549
Total revenues	27,635	26,570	17,649

Cost of revenues
Cost of products	8,828	11,175	7,261
Cost of services	5,423	5,172	4,000
Total cost of revenues	14,251	16,347	11,261

Gross profit	13,384	10,223	6,388

Operating expenses:
Research and development	3,417	3,110	3,412
Sales and marketing	2,401	2,200	2,657
General and administrative	6,344	5,460	5,186
Other (income) expenses, net	1,999	2,812	1,138
Total operating expenses	14,161	13,582	12,393

Operating loss	(777)	(3,359)	(6,005)

Financial income (expenses), net	1,020	(663)	(1,751)

Income (loss) before income taxes	243	(4,022)	(7,756)

Income tax	418	-	299

Net income (loss)	$661	$(4,022)	(7,457)

Net income (loss) per share - Basic:	$0.38	$(12)	$(40)

Net income (loss) per share - Diluted:	$0.38	$(12)	$(40)

Basic Shares used in calculation of net income per share:	1,730,461	338,102	184,561
Diluted Shares used in calculation of net income per share:	1,730,461	338,102	184,561

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity

Balance as of December 31, 2021	141,197	2,028	97,833	(95,469)	4,392
Conversion of loans	2,720	36	175	-	211
Exercise of options	83	1	-	-	1
Stock based compensation	-	-	138	-	138
Share Issuance for a total consideration of $6,389 net of $543 issuance expenses	66,317	992	4,854	-	5,846
Net loss	-	-	-	(7,457)	(7,457)

Balance as of December 31, 2022	210,317	$3,057	$103,000	$(102,926)	$3,131
Conversion of loans	25,932	361	531	-	892
Exercise of options and warrants	54,063	718	2,574	-	3,292
Stock based compensation	-	-	243	-	243
Share Issuance for a total consideration of $1,393 net of $113 issuance expenses	374,241	4,958	(3,678)	-	1,280
Net loss	-	-	-	(4,022)	(4,022)

Balance as of December 31, 2023	664,553	$9,094	$102,670	$(106,948)	$4,816

Conversion of loans	704,098	9,397	(5,651)	-	3,747
Exercise of warrants	47,000	632	(632)	-	-
Stock based compensation	-	-	402	-	402
Share Issuance for a total consideration of $2,922 net of $218 issuance expenses	405,810	5,364	(2,660)	-	2,704
Shares and warrants issued pursuant to settlement agreements	350,002	4,733	(5,365)	-	(632)
Reverse split round up	1,392	18	(18)	-	-
Net income	-	-	-	661	661
Balance as of December 31, 2024	2,172,855	$29,238	$88,746	$(106,287)	$11,697

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2024	2023	2022
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss)	$661	$(4,022)	$(7,457)
Adjustments to reconcile net loss to net cash used in operating activities:
Accrued interest on loans	1,485	2,148	2,360
Loan forgiveness gain	(2,312)	-	-
Depreciation and amortization	3,386	2,980	2,691
Stock-based compensation to employees	402	243	138
Stock-based compensation issued pursuant to settlement agreements	403	-	-
Decrease in deferred tax	(418)	-	(299)
Change in Fair value of derivatives& warrants liability	(798)	(2,313)	-
Credit Losses	1,540	1,457	1,000
Inventory write-downs	130	180	138
Decrease in accounts receivables, net	(3,064)	(4,135)	(791)
Decrease (increase) in other current assets	(597)	670	(640)
Decrease (increase) in inventories, net	(148)	728	12
Increase (decrease) in accounts payables	(1,005)	616	(128)
Increase (decrease) in employees and payroll accruals	150	(325)	(780)
Increase (decrease) in accrued severance pay	-	(41)	51
Lease liabilities	(671)	(604)	(436)
Increase (decrease) in accrued expenses and other liabilities, related parties & deferred revenues	(438)	51	(513)

Net cash used in operating activities	(1,294)	(2,367)	(4,654)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(1,598)	(1,714)	(524)
Capitalization of software development costs	(1,751)	(1,652)	(1,613)
Increase in severance pay fund	-	-	(52)

Net cash used in investing activities	(3,349)	(3,366)	(2,189)

CASH FLOWS - FINANCING ACTIVITIES
Related parties	(100	(68)	(4)
Proceeds from loans and credit	-	-	900
Proceeds from exercise of options and warrants, net	-	1,819	-
Proceed from Shares and warrants issuance, net	2,704	5,054	5,848
Net cash provided by financing activities	2,604	6,805	6,744

Increase (decrease) in cash, cash equivalents, and restricted cash	(2,039)	1,072	(99)
Cash, cash equivalents, and restricted cash - beginning of year	5,577	4,505	4,604

Cash, cash equivalents, and restricted cash - end of year	$3,538	$5,577	$4,505

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for taxes	$-	$-	$-
Cash paid for interest, net	$-	$-	$-

NON-CASH TRANSACTIONS:
Conversion of loans and warrant into ordinary shares	$3,747	$2,251	$212

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

b.
During 2024, the Company’s business, trading and operations were impacted materially by 7 fronts war and the resulted bad Public sentiments towards Israel in Europe and Asia.

During 2024, the Company’s business was affected by the 7 fronts war of Israel with Gaza, Lebanon and Iran, some of the Company employees have been serving the Army, the all airlines except for the Israeli ELAL stop flying to and from Israel, and many customers and potential customers refrain from visiting Israel, shipping cost increased due to the Hutim blockage on the Sues Canal for ships selling to Israel.

Furthermore, as a result of the Israel Hamas War, public sentiments towards Israel often spill over into antisemitism, affecting Jewish communities and, by extension, Israeli businesses including our Company.

Antisemitism and hatred in Europe and Asia had presented  significant challenges for the Company,  these phenomena had affected our market access, brand reputation, and operational security, hence we needed to remain resilient and adaptable in the face of these challenges to ensure continued operation and success in these regions .

Our sales, project operations and management experienced  difficulties visiting or even communicating with some European and Asian countries customers or potential customers. Our R&D processes have return to normal per our current business plan, although as described above, we had  experienced difficulties implementing fully our business plan mainly in regards for the expansion in Europe and Asia, hence we had temporarily moved our business focus to the US market by expanding our Sales and Marketing team  in the US and had  developed products tailored for the US market.

c.
Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years. As of and for the year ended December 31, 2024, the Company had an accumulated deficit of $106,287, and net cash used in operating activities of $1,294 compared to $2,367, and 4,654 for the years ended December 31, 2024, 2023 and 2022 respectively.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2024, the Company had cash, cash equivalent and restricted cash of $3,538 and positive working capital of $22,398.

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

On March 30, 2023, the Company raised approximately $2.4 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 24,250 of its ordinary shares, and 51,631 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 75,881 of its ordinary shares at an exercise price of $33.2 per share.

On August 3, 2023, the Company raised approximately $2.75 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 33,050 of its ordinary shares, and 128,715 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 161,765 of its ordinary shares at an exercise price of $17.00 per share.

On November 15, 2023, the Company raised approximately $2.0 million in gross proceeds in a warrant exercise and reload with a single accredited institutional investor through warrant exercise of 54,050 warrant to ordinary shares, and warrant exercise of 183,596 warrant to pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent warrant reload to such Purchaser of the Company’s private warrants to purchase an aggregate of 475,291 of its ordinary shares at an exercise price of $10 per share.

On April 19, 2024, the Company raised approximately $2.9 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 143,695 of its ordinary shares, and 262,114 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 405,808 of its ordinary shares at an exercise price of $7.60 per share.

On January 31, 2025, the Company raised approximately $6.0 million in gross proceeds in a registered direct offering with a two accredited institutional investor through the sale of an aggregate of 545,454 of its ordinary shares.

On February 19, 2025, the Company raised approximately $8.2 million in gross proceeds as a result of the exercise of previously issued Company warrants by a single accredited institutional investor warrant holder through the exercise of warrants to purchase an aggregate of 931,099 of the Company’s ordinary shares, and as a result of such exercise, the issuance to such accredited institutional investor of the Company’s new warrants to purchase an aggregate of 698,324 of its ordinary shares at an exercise price of $13.5 per share

The Company believes that based on the above-mentioned secured financings, management’s plans, maintaining the cost savings and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

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

On January 22, 2025,  the Company entered into a Waiver and Fourth Amendment to Credit Agreement with affiliates of the Company’s senior lender Fortress Investment Group LLC, the Company’s wholly owned subsidiary, and certain other subsidiaries of the Company as guarantors, to amend the Credit Agreement. Pursuant to the Amendment, among other things, the parties agreed:  (i) for $4,374,175 of the Outstanding Amount of the term loans made under the Credit Agreement  to be exchanged into an aggregate of 100,000 of the Company’s ordinary at a price per share of $43.74, such that the Outstanding Amount is $14,000,000 after giving effect to the Amendment, and  (ii)to extend the maturity date of the loans made by the senior lender to the Company to December 31, 2028 and to push back any Loan monthly interest and principal payments, such that they all shall be paid at maturity;

As of December 31, 2024, the outstanding balance of the Credit Facility was $18,375.

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

During 2024, 2023, 2022 and 2021 the Company converted $3,223 ,$500, $211 and $7,601, respectively, of the remaining principal and accrued interest of subordinated notes into the Company’s ordinary shares.

As of December 31, 2024, the outstanding principal and accrued interest of the Subordinated Debt was $11,373.

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

d.
Cash and cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2024, and 2023.

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

As of December 31, 2024, 2023 and 2022 no impairment losses were identified.

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

For the years ended December 31, 2024, 2023 and 2022 the Company performed an annual impairment analysis and no impairment losses have been identified.

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

For the years ended December 31, 2024, 2023 and 2022 the Company did not identify any triggers for impairment

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2024
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$774	$774
European countries	234	17,772	160	18,166
South America	8	-	-	8
United States	244	6,848	-	7,092
Israel	658	655	220	1,533
APAC	54	8	-	62
Total revenue	$1,198	$25,283	$1,154	$27,635

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,455	$1,455
European countries	328	17,256	89	17,673
South America	12	-	-	12
United States	279	6,487	-	6,766
Israel	562	23	-	585
APAC	79	-	-	79
Total revenue	$1,260	$23,766	$1544	$26,570

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$374	$374
European countries	273	9,023	263	9,559
South America	-	-	-	-
United States	351	6,526	-	6,877
Israel	614	79	-	693
APAC	146	-	-	146
Total revenue	$1,384	$15,628	$637	$17,649

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance totals $33 million. The Company expects approximately 53% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 27% recognized thereafter.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2024 and 2023 financial statements.

q.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company is exposed to credit risk in the event of nonpayment by counterparties. The Company’s trade receivables are derived from sales to customers located primarily in Europe, Africa, the United States and South America. The Company performs ongoing credit evaluations of its customers’ financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. Please see Note 16d for information on major customers.

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
Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method. The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 1.038 million, 528,750 and 85,650 for the years ended December 31, 2024, 2023 and 2022, respectively

t.
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

As of December 31, 2024, the Company measured its stock warrants liability at fair value based on significant inputs not observable in the market, which caused them to be classified as a Level 3 measurement within the fair value hierarchy

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

Financial instruments that are required to be subsequently measured at fair value (i.e. derivative warrants liability and derivative liability related to bifurcated embedded conversion feature) are measured at fair value and the remaining consideration is allocated to other financial instruments that are not required to be subsequently measured at fair value (i.e. certain convertible bridge loans, warrants eligible for equity classification) and ordinary shares, based on the relative fair value basis for such instruments.

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

cc.
Recently Issued Accounting Standards Not Yet Effective

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 was issued to improve disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for the fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied on a prospective basis; however, retrospective application is permitted. The Company is within the scope of this ASU and expects to adopt ASU 2024-03 on January 1, 2027, on a prospective basis, and adoption will result in new disclosures as prescribed by the guidance.

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

Other new pronouncements issued but not effective as of December 31, 2024 are not expected to have a material impact on the Company’s consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2024	2023
Prepaid expenses	$160	$133
Advances to suppliers	1,117	337
Government institutions	271	479
Guaranty held by customer	566	662
Other	39	131
	$2,153	$1,742

NOTE 4:	INVENTORIES, NET

	December 31,
	2024	2023
Raw materials, parts and supplies	$1,225	$1,380
Finished products	1,296	1,123

	$2,521	$2,503

As of December 31, 2024 and 2023, inventory is presented net of write offs for slow inventory in the amount of approximately $2,525 and $2,395, respectively.

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:

Computers and peripheral equipment	$1,065	$3,390
Office furniture and equipment	272	852
Trade equipment	-	42
Leasehold improvements	210	210
Equipment held by customer	4,722	4,420

	6,269	8,914
Accumulated depreciation:
Computers and peripheral equipment	786	2,990
Office furniture and equipment	225	785
Trade Equipment	-	42
Leasehold improvements	201	206
Equipment held by customer	1,796	2,190

	3,008	6,213
Depreciated cost	$3,261	$2,701

Purchasing of Equipment for the years ended December 31, 2024, 2023 and 2022, were $1,598 $1,714  and $524, respectively.

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022, were $1,037, $653 and $688, respectively.

During the year 2024, the Company disposed of fully depreciated property, plant, and equipment with cost of $4,155

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 6:	INTANGIBLE ASSETS, NET Other intangible assets consisted of the following:
	December 31, 2024			December 31, 2023
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	$8,734	$8,468	$266	$8,734	$8,427	$307
IP & Technology	7,019	5,605	1,414	7,019	5,252	1,767
Capitalized software development costs	13,017	9,059	3,958	11,266	7,764	3,502
	$28,770	$23,132	$5,638	$27,019	$21,443	$5,576

Amortization expenses amounted to $1,689, 1,693 and $1,607 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 7:	OTHER LONG-TERM ASSETS, NET

	December 31,
	2024	2023
Deferred tax	$919	$501
Long term trade receivables net of credit losses allowance of $7,118	2,213	-
Operating lease right-of-use asset	605	487

	$3,737	$988

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2024	2023
Accrued management services	$54	$86
Professional services	210	207
Derivative Warrants Liability (see note 10)	$202	$-
Other accrued expenses	4	192

	$470	$485

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 9:
LEASES

We do not own any real estate. We lease approximately 1,139 square meters of office and warehousing premises in Tel Aviv and Herzliya, Israel, under a lease which started on April l 1, 2021 and expires on March 31, 2026. According to the lease agreements, the monthly fee is approximately $39.

We lease approximately 1,701 square meters of office premises in California, Kentucky and Miami for our U.S. subsidiaries, which under the current lease contracts expire gradually by 2026, with a monthly fee of approximately $27 for 2024.

	Year ended December 31,
	2024	2023	2022
The components of lease expense were as follows:
Operating leases expenses	$759	$701	$475

Cash flow information related to operating leases:
Cash used in operating activities	$782	$694	$502

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$777	$652	$-

	December 31,
	2024	2023

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$1,428	$1,824
Accumulated amortization	823	1,337
Operating lease Right-of-Use assets, net	$605	$487

Lease liabilities – current - accrued expenses and other liabilities	$445	$401
Lease liabilities – noncurrent	118	108
Total operating lease liabilities	$563	$509

Weighted average remaining lease term in years	1.20	2.25
Weighted average annual discount rate	9%	9%

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, 2024, are as follows:

2025	493
2026	121
Total operating lease payments	614
Less: imputed interest	(51)
Present value of lease Liabilities	$563

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 10:	DERIVATIVE WARRANTS LIABILITY

Issued to investors	December 31,
	2024	2023
Outstanding at January 1	$-	$-
Issued to investors	1,000	3,786
Exercised	-	(1,473)
Changes in fair value	(798)	(2,313)

Outstanding at December 31	$202	$-

See note 14.c. for additional information on the derivative warrants issued.

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

The following table summarizes the observable inputs used in the valuation of the warrants issued on January 19, 2024:

	January 19,	December 31,
	2024	2024
Risk-free interest rate	4.39%	4.16%
Dividend yield	0%	0%
Volatility factor	287%	123%
Expected life of the warrants in years	2.00	1.05

NOTE 11:	OTHER LONG-TERM LIABILITIES

	December 31,
	2024	2023
Deferred revenues	$444	$305
Deferred tax liability	170	170
Long- term operating lease liabilities	118	108

	$732	$583

NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $388 as a part of the ongoing terms of lease contracts, contracts with existing customers and for tenders.

2.
Under the Fortress Agreement, the Company recorded a fixed floating charge on all of the Company’s assets in favor of the Fortress, limited in amount, in order to secure long-term loan granted by them in favor of the Company.

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

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 13:	INCOME TAX

a.	The Corporate tax rate in Israel in 2024, 2023 and 2022 was 23%.

b.	Our USA subsidiaries were subject to federal tax rate of 21% in 2024, 2023 and 2022, state tax of 8.84% in CA , 6.5% in NY, and city tax of 6.5% in New York City

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2024	2023
Operating loss carry forwards	$23,536	$24,106
Reserves and allowances	5,228	4,939

Net deferred tax assets before valuation allowance	28,764	29,045
Valuation allowance	(27,923)	(28,622)

Net deferred tax assets	841	423

Deferred income taxes consist of the following:
Domestic	20,025	21,234
Valuation allowance	(19,184)	(20,811)
Net deferred tax assets	841	423

Foreign	8,739	7,811
Valuation allowance	(8,739)	(7,811)
	$-	$-

As of December 31, 2024, the Company and its subsidiaries, have provided a valuation allowance of $27,923 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $841 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

d.
Carryforward tax losses:

As of December 31, 2024, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $69,482, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $14,570, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 13:	INCOME TAX (cont.)

As of December 31, 2024, SuperCom’ s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $27,955. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2019. SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

e.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2024	2023	2022
Domestic	$2,792	$(1,880)	(7,013)
Foreign	(2,549)	(2,142)	(743)
	$243	$(4,022)	(7,756)

Substantially, all tax expenses (income) are as a result of changes in deferred taxes.

f.
Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2024	2023	2022
Income (loss) before income tax, as reported in the consolidated statements of operations	$243	$(4,022)	(7,756)
Statutory tax rate in Israel	23%	23%	23%

Theoretical tax expenses(income)	56	(925)	(1,784)
Changes in valuation allowance	(601)	943	1185
Changes in foreign currency exchange rate	315	527	507
Different tax rates	(89)	(82)	(26)
Non-deductible expenses	(99)	(463)	(181)

Actual income tax expenses (income)	$(418)	$-	(299)

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

b.	Shareholders’ rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

c.
On January 19, 2024, the Company issued to a single accredited institutional investor an aggregate of 73,758 of its ordinary shares, 276,244 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and private warrants to purchase an aggregate of 212,500 of its ordinary shares at an exercise price of $9 per share and at the same time canceled warrant issued to such Investor on July 2020 to purchase an aggregate of 7,400 of its ordinary shares.

The 212,500 Company’s private warrants issue on January 19, 2024, were classified as a financial liability because of the repurchase provisions of such warrants that permitted the holders of such warrants, in the event of a fundamental transaction, to receive a cash consideration that is not the same as the consideration payable to the common stockholders (see also Note 10).

On February 19,2024, all the 276,244 prefunded warrants were converted into 276,244 ordinary shares of the Company.

d.
On April 16, 2024, as a compensation for late filing of its registration statement, the Company issued to a single accredited institutional investor private warrants to purchase an aggregate of 50,000 of the Company’s ordinary shares at an exercise price of $7.44 per share which were scheduled to expire  on April 15, 2029.

All warrants were classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return (unless, in accordance with ASC 815-40-55-3, there is a fundamental transaction, as defined in the warrant agreements, which allows the holders of the warrants to receive the same form of consideration payable to the holders of Ordinary Shares, in which case equity treatment is not precluded).

The Company used the Black-Scholes valuation model to estimate the fair value of these warrants. In using this model, the Company made certain assumptions about risk-free interest rates, dividend yields, expected stock price volatility, expected term of the warrants and other assumptions. Expected volatility was calculated based upon historical volatility of the Company. Risk-free interest rates are derived from the yield on U.S. Treasury debt securities. Dividend yields are based on historical dividend payments, which have been zero to date. The expected term of the warrants is based on the time to expiration of the warrants from the measurement date.

The following table summarizes the observable inputs used in the valuation of the warrants issued on April 16,2024 on issuance date and on exercise date:

April 16,
2024
Risk-free interest rate	4.69%
Dividend yield	0%
Volatility factor	221%
Expected life of the warrants in years	5.00

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (cont.)

e.
On April 19, 2024, the Company raised approximately $2.9 million in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 143,695 of its ordinary shares, 262,115 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and private warrants to purchase an aggregate of 405,808 of its ordinary shares at an exercise price of $7.6 per share.

On April 22, 2024, all 262,115 prefunded warrants of the Company were converted into 262,115 ordinary shares of the Company.

Issuance expenses totaled $218.

All warrants were classified as a component of shareholders’ equity

f.	During 2024 the Company converted $3,223 of the remaining principal and accrued interest of long-term loans into 587,500 of the Company’s ordinary shares, see Note 1.d. for additional information.

g.	During 2024 the Company converted $494 of the remaining principal and accrued interest of short-term loans issued in 2022 into 116,598 of the Company’s ordinary shares.

h.	Stock options:

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

During the year 2022, the Company granted 40,047 option to purchase ordinary shares to certain officers and employees of the Company.

During the year 2023, the Company granted 1,100 option to purchase ordinary shares to certain employees of the Company.

During the years 2024 the Company did not grant any option to purchase shares.

2.
A summary of the Company’s stock option activity and related information is as follows:

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2024	2023	2022
Weighted Average Risk-free interest rate	-	3.84%	2.84
Dividend yield	-	0%	0
Weighted Average Volatility factor	-	91%	74
Weighted Average Expected life of the options	-	4.53	6.64

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (cont.)

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

The following table contains additional information concerning options granted under the existing stock-option plan:

	Year ended December 31
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	41,109	$70.20	40,552	$71.6	1,069	$246
Granted	-	$-	1,100	$20.6	40,047	$65
Exercised	-	$-	(13)	$20.0	(83)	$20
Canceled and forfeited	(271)	$62.88	(530)	$83.4	(481)	$75.8
Outstanding at end of year	40,838	$70.21	41,109	$70.2	40,552	$71.6
Exercisable at end of year	30,579	$72.38	20,849	$76.0	10,680	$83

A summary of the Company’s non-vested options granted to employees is presented below:

	Year ended December 31
	2024		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	20,260	$64.07	29,873	$70.2	272	$214
Granted	-	$-	1,100	$24.6	40,047	$65
Vested	(9,822)	$64.91	(10,249)	$69.2	(9,965)	$78.8
Canceled and forfeited	(179)	$37.75	(464)	$73.6	(481)	$75.8
Non-vested as of December 31, 2024	10,259	$63.73	20,260	$64.07	29,873	$70.2

As of December 31, 2024, there was $214 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 1.66 years.

The following table summarizes the allocation of the stock-based compensation:

	Year ended December 31,
	2024	2023	2022
Cost of revenues	$4	$13	$17
Research and development expenses	133	95	67
Selling and marketing expenses	9	7	7
General and administrative expenses	175	128	47
Other expenses, net	81	-	-
	$402	$243	$138

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (cont.)

The options outstanding and exercisable as of December 31, 2024, have been separated into ranges of exercise prices as follows:

Exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value	Number of options exercisable
$20.00	373	4.20	$-	373
24.60	662	6.05	$-	340
65.00	38,150	4.68	$-	28,213
150.00	1,190	4.18	$-	1,190
400.00	463	4.07	$-	463
	40,838		$-	30,579

The total intrinsic value of options exercised for the years ended December 31, 2024 and 2023 was $0 and $0, respectively.

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

All Company warrants outstanding as of December 31, 2024 are classified as a component of shareholders’ equity (excluding the warrants issued on January 19, 2024, which are classified as a liability, see Note 10), because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

The following table contains additional information concerning warrants activity for the years 2024, 2023 and 2022:

	Year ended December 31
	2024		2023		2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at Beginning of year	487,642	$18.2	45,393	$201.2	12,350	341.4
Issued	455,808	$7.6	475,291	$10.0	60,987	99.2
Exercised	-	$-	32,743	$64.0	28,243	61.6
Expired /forfeited	-	$-	-	$-	-	-
Outstanding at end of year	943,450	$13.1	487,642	$18.2	45,393	201.2

Set forth below is data regarding the range of exercise prices and expiration date for warrants outstanding at December 31, 2023:

Exercise Price	Number of warrants Outstanding	Exercisable until
$374	125	2025
$150	375	2026
$341.4	11,850	2027
$10	475,292	2029
$8.0	50,000	2029
$7.6	405,808	2029
	943,450

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

a.
Mr. Arie Trabelsi served as the chief executive officer of the Company since June 1, 2012 until February 21, 2022. Mr. Trabelsi is the sole director of Sigma Wave,. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi’s annual salary.

b.	As of December 31, 2024 and 2023, the Company accrued $25 and $86, respectively as expenses arising from related party management services.

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

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

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2024
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,198	$25,283	$1,154	$27,635

Operating Income (loss)	271	39	(1,087)	(777)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$87	$3,016	$158	$3,261

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,260	$23,766	$1,544	$26,570

Operating Income (Loss)	524	(99)	(3,676)	(3,359)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$8	$2,519	$174	$2,701

	Year ended December 31, 2022
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,384	$15,628	$637	$17,649

Operating loss	680	(3,993)	(2,692)	(6,005)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$30	$1,590	$50	$1,640

 Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2024	2023	2022
Operating loss
Total operating loss of reportable segments	$(777)	$(3,359)	(6,005)
Financial expenses, net	1,020	(663)	(1,751)
Loss before income taxes	$243	$(4,022)	(7,756)

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.
Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2024		2023		2022
	Total Revenues	Property and Equipment, net	Total revenues	Property and Equipment, net	Total Revenues	Property and Equipment, net
Africa	$774	$-	$1,455	$-	$374	$-
European countries	18,166	-	17,673	-	9,559	-
South America	8	-	12	-	-	-
United States	7,092	11	6,766	21	6,877	38
Israel	1,533	3,250	585	2,680	693	1,602
APAC	62	-	79	-	146	-

	$27,635	$3,261	$26,570	$2,701	$17,649	$1,640

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2024	2023	2022
Raw materials and equipment	$2,508	$2,841	302
Electronic monitoring	18,386	17,819	11,614
Treatment programs	5,158	4,538	3,998
Maintenance, royalties and project management	1,583	1,372	1,735

	$27,635	$26,570	17,649

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2024	2023	2022
Customer A	53%	50%	36%
Customer B	6%	9%	-
	59%	59%	36%

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 17:	OTHER EXPENSES, NET

	Year ended December 31,
	2024	2023	2022
Credit losses	$1,200	$1,457	$1,000
Other	799	1,355	138
Total other expenses, net	$1,999	$1,812	$1,138

Credit losses provision. The following is a summary of the accounts receivables and other receivables allowance for credit losses for the years ended December 31:

	Year ended December 31,
	2024	2023	2022
Balance at beginning of period	$14,124	$12,667	$11,667
Provision during the period	1,200	1,457	1,000
Balance at end of period	$15,324	$14,124	$12,667

NOTE 18:	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2024	2023	2022
Interest, bank charges and fees	$(1,826)	$(2,512)	$(1,770)
Forgiveness Gain	$2,312	$-	-
Change in Fair value of derivative warrants liabilities	798	2,313	-
Exchange differences, net	(264)	(464)	19
Total financial income(expenses), net	$1,020	$(663)	$(1,751)

NOTE 19:
SUBSEQUENT EVENTS.

On January 22, 2025, the Company entered into a Waiver and Fourth Amendment to Credit Agreement (the “Amendment”) with affiliates of its senior lender Fortress Investment Group LLC (collectively, the “Lenders”), SuperCom Inc., the Company’s wholly owned subsidiary (the “Borrower”), and certain other subsidiaries of the Company as guarantors, to amend the Credit Agreement, dated as of September 6, 2018 (as amended, the “Credit Agreement”), entered into by the parties. Pursuant to the Amendment, among other things, the parties agreed:  (i) for $4,374,175 of the Outstanding Amount of the term loans made under the Credit Agreement  to be exchanged into an aggregate of 100,000 of the Company’s ordinary at a price per share of $43.74, such that the Outstanding Amount is $14,000,000 after giving effect to the Amendment.  (ii)to extend the maturity date of the Loans to December 31, 2028 and to push back any Loan monthly interest and principal payments, such that they all shall be paid at maturity;

On January 31, 2025, the Company completed a registered direct offering with certain accredited institutional investors of an aggregate of 545,454 of its ordinary shares, at a purchase price of $11.00. The gross proceeds to the Company from this offering are approximately $6.0 million before deducting the placement agent's fees and other offering expenses.

On November 15, 2023, April 17, 2024, and April 18, 2024  the Company issued warrants to purchase up to an aggregate of 931,099 of its ordinary shares to a certain accredited institutional investor. On February 19, 2025, the Company entered into a letter agreement with the Investor pursuant to which the parties agreed that the Investor shall exercise for cash all of such warrants, generating gross proceeds of approximately $8.2 million to the Company, the Company issued to the Investor a new warrant to purchase up to 698,324 of its ordinary shares, which will expire on May 1, 2029, The new warrant has an exercise price of $13.50 per share.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	Chief Executive Officer

Dated: April 28, 2025