Form 20-F
period 2025-12-31
SuperCom Ltd
filed 2026-04-28
CIK 1291855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ordan Trabelsi, Chief Executive Officer
SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106, Israel
+972-9-8890880 (phone); general@supercom.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 Par Value	SPCB	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.01 per share: 5,369,367 issued and outstanding (as of  December 31, 2025)

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

Yes ☐         No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-175785, 333-121231, and 333-293484  and on Form F-3 File No. 333-261442 and 333-287163.

INTRODUCTION

Founded in 1988, we are a global provider of secured solutions for the e-Government, Internet of Things (“IoT”), and Cybersecurity sectors, to governments and private and public organizations throughout the world. We have been a global provider of traditional and digital identity solutions, providing advanced safety, identification, and security solutions to governments and organizations, both private and public, worldwide. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance, and border control services, we have inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. We offer a unique all-in-one field-proven RFID and mobile technology and product suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, and domestic violence prevention.  In this Annual Report on Form 20-F (this “Annual Report”) all references to “SuperCom,” the “Company,” “we,” “us” or “our” are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries, unless the context otherwise provides.

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

On January 1, 2016, we acquired Leaders in Community Alternatives, Inc. (“LCA”). LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

Connectivity

In 2016, as part of our strategy to enhance and broaden our IoT connectivity products and solutions offerings for public safety, enterprises, hospitality and smart cities markets, on May 18, 2016, we acquired Alvarion Technologies Ltd. (“Alvarion”). Alvarion designs solutions for carrier wi-fi, enterprise connectivity, smart city, smart hospitality, connected campuses and connected events that are both complete and heterogeneous to ensure ease-of-use and optimize operational efficiency. Carriers, local governments and hospitality sectors worldwide deploy Alvarion’s intelligent wi-fi networks to enhance productivity and performance, as well as its legacy backhaul services and products.

Cyber Security

Our cyber security operations consisted of providing advanced endpoint and data security solutions, including data loss prevention, encryption, content discovery and inspection, and device and port control technologies, enabling governments and enterprises to safeguard sensitive information and manage data flows across email, web, external devices, and other communication channels.

We entered the cyber security market in 2015, identifying it as a high-growth sector with strong synergies to its GovTech platform, particularly across digital identity, IoT, and connectivity solutions. In 2015, we acquired Prevision Ltd. (“Prevision”), an international provider of cutting edge cyber security services and solutions based on leading methodologies and best practices in information security and cyber doctrine, expanding its capabilities in cyber security services and solutions. In the first quarter of 2016, we acquired Safend Ltd. (“Safend”), an international provider of endpoint data protection solutions focused on preventing data loss and unauthorized data access.

These acquisitions significantly enhanced our technological capabilities and global footprint, adding a broad customer base of over 3,000 organizations across the United States, Europe, and Asia, and more than three million deployed software license seats. Our cyber security solutions are utilized by multinational enterprises, government agencies, and small to mid-size organizations, and form an integral component of its end-to-end GovTech platform.

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

The following summary consolidated financial data for and as of the five years ended December 31, 2025, are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2025, 2024 and 2023 appear elsewhere in this Annual Report. Certain of our selected consolidated financial data for the years ended December 31, 2021, and 2022 have been derived from our audited consolidated financial statements not included in this Annual Report.

Income Statement Data:

	Year Ended December 31,
	2025	2024	2023	2022	2021
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	27,896	27,635	26,570	17,649	12,267
Cost of revenues	12,503	14,251	16,347	11,261	6,063
Gross profit	15,393	13,384	10,223	6,388	6,204
Operating expenses:
Research and development	3,934	3,417	3,110	3,412	2,763
Selling and marketing	2,618	2,401	2,200	2,657	1,655
General and administrative	6,493	6,344	5,460	5,186	4,149
Other (income) expenses	2,670	1,999	2,812	1,138	4,374
Total operating expenses	15,715	14,161	13,582	12,393	12,941
Operating loss	(322)	(777)	(3,359)	(6,005)	(6,737)
Financial expenses, net	2,060	1,020	(663)	(1,751)	(3,396)
loss before income tax	1,738	243	(4,022)	(7,756)	(10,133)
Income tax (expense) benefit	2,010	418	-	299)	(5)

Net income (loss)	3,748	661	(4,022)	(7,457)	(10,138)

Per Share Data:
Basic Earnings Per Share	0.82	0.38	(12)	(40)	(90)
Diluted Earnings Per Share	0.75	0.38	(12)	(40)	(90)

	2025	2024	2023	2022	2021
	(U.S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents and restricted cash	9,829	3,538	5,577	4,505	4,604
Total Current Assets	37,355	26,262	28,462	26,290	26,108
TOTAL ASSETS	68,379	45,924	44,753	42,040	42,119
Total Current Liabilities	4,690	3,747	5,403	5,239	5,603
Total Long-term Liabilities	20,177	30,480	34,535	33,670	32,124
SHAREHOLDERS’ EQUITY	43,512	11,697	4,816	3,131	4,392

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

In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to “$” or “dollars” are to U.S. dollars and all references to “NIS” are to New Israeli Shekels. Except as otherwise indicated, the financial statements of and information regarding SuperCom are presented in U.S. dollars in accordance with generally acceptable accounting principles in the United States (“U.S. GAAP”). The representative rate exchange rate between the NIS and the dollar as published by the Bank of Israel and effective on December 31, 2025, was NIS 3.19 per $1.00.

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

v

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1
A.	Reserve	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1

ITEM 4.	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	24
C.	Organizational Structure	37
D.	Property, Plants and Equipment	38

ITEM 4A.	UNRESOLVED STAFF COMMENTS	38

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
A.	Operating Results	38
B.	Liquidity and Capital Resources	45
C.	Research and Development, Patents and Licenses, etc.	53
D.	Trend Information	53
E.	Off-Balance Sheet Arrangements	53
F.	Tabular Disclosure of Contractual Obligations

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	53
A.	Directors and Senior Management	53
B.	Compensation	56
C.	Board Practices	57
D.	Employees	66
E.	Share Ownership	67

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	70
A.	Major Shareholders	70
B.	Related Party Transactions	71
C.	Interests of Experts and Counsel	71

ITEM 8.	FINANCIAL INFORMATION	71
A.	Consolidated Statements and Other Financial Information	71
B.	Significant Changes	72

ITEM 9.	THE OFFER AND LISTING	72
A.	Offer and Listing Details	72
B.	Plan of Distribution	72
C.	Markets	72
D.	Selling Shareholders	72
E.	Dilution	72
F.	Expenses of the Issue	72

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the last three fiscal years ended December 31, 2025, we depended on orders from large customers for a substantial portion of our revenues. The loss of all or any of these customers or a decrease in their orders could adversely impact our business, operating results and financial condition.

In the year ended December 31, 2025, 25% of our net revenue is attributable to sales to one large customer.

In the year ended December 31, 2024, 53% of our net revenue is attributable to sales to one large customer.

In the year ended December 31, 2023, 50% of our net revenue is attributable to sales to one large customer.

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

Historically, we had loss from operations during the last seven years ended December 31, 2025, expect to continue to incur substantial and increased expenses as we continue to execute our business approach and have funded our business operations and capital expenditures primarily through equity and/or debt financings (including convertible securities). To support our growing business, we must have sufficient capital to continue to make significant investments in our platform and product offerings. If we raise additional funds through the issuance of equity, equity-linked, debt and/or convertible securities, those securities may have rights, preferences or privileges senior to those of our ordinary shares, and our existing shareholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Any refinancing of our existing indebtedness could be at significantly higher interest rates, require additional restrictive financial and operational covenants, or require us to incur significant transaction fees, issue warrants or other equity securities, or issue convertible securities. These restrictions and covenants may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default and an acceleration of our obligations under a debt agreement. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or our solutions under development, or grant licenses on terms that are not favorable to us, which could lower the economic value of those programs to us.

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

We experienced continuing weakness in emerging countries, and we expect ongoing uncertainty in these markets. Additionally, the instability in the geopolitical environment in many parts of the world including as a result of Russia’s hostile activities in Ukraine, the Israel and USA Iran war, the cross-Strait tensions between China Taiwan  and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

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

In June 2025, Israel conducted military strikes against Iranian nuclear and military facilities, initiating a short but intense conflict often referred to as the “Twelve-Day War.” These operations targeted key elements of Iran’s nuclear infrastructure and defense systems, and were followed by retaliatory missile and drone attacks by Iran.

Subsequently, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran under Operation Epic Fury, targeting military and government sites, killing Supreme Leader Ali Khamenei and other senior Iranian officials, and inflicting significant damage on Iran's nuclear and military infrastructure. Iran responded with extensive missile and drone strikes against Israel, U.S. bases, and U.S. allies throughout the Middle East, and closed the Strait of Hormuz, disrupting global trade. Hezbollah's intervention on March 2, 2026 dramatically expanded the war, provoking a large-scale Israeli offensive, while Iran has pursued both horizontal escalation, widening the geographic scope of the conflict, and vertical escalation, ratcheting up through its choice of targets, tactics, and weapons. The conflict remains active and its duration and ultimate scope are highly uncertain.

As of March 2026, the conflict has evolved into a sustained regional war, with continued military operations, retaliatory strikes, and significant geopolitical and economic implications, including disruptions to energy markets and increased regional instability.

We have approximately 55 employees in Israel as of December 31, 2025. While to our knowledge, there have been no reported casualties or injuries to our employees as of the date of this Annual Report, some of our Israeli employees have been mobilized as members of the Israeli military reserves to active duty. The ongoing war could cause harm to our employees and otherwise impair their ability to work for extended periods of time, as well as disrupt supply chains, transport networks, telecommunications and financial systems, and other critical infrastructure necessary to conduct business in Israel. As the intensity of the war has been rapidly evolving, including the potential for heightened geopolitical tensions in the Middle East, we continue to receive and review reports concerning our operations and business partners and remain vigilant.

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

As an Israeli company, we face direct exposure to this conflict. Our facilities, personnel, and infrastructure are located in Israel, a primary target of Iranian retaliatory strikes. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations and business and make it more difficult for us to raise capital. Prolonged or intensifying hostilities could disrupt our operations, damage our physical facilities, impair our ability to recruit and retain personnel, or prevent us from fulfilling customer obligations. We cannot predict whether or when a ceasefire or resolution will be reached, or whether the conflict will further escalate. The political and security situation in Israel may result in parties, with whom we have contracts, claiming that they have been discharged from performance, based on force majeure provisions. Political and economic implications of these hostilities, therefore, could harm our operations and product development.

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

We face heightened and potentially severe cybersecurity risks as a direct result of the Israel-Iran conflict, and our operations and products may be targeted by Iranian state-sponsored or affiliated threat actors.

Historically, periods of direct military escalation in the Middle East have correlated with increased concern about cyber activity from state-aligned and ideologically motivated threat actors. During heightened tensions, Iran-linked actors have shown a willingness to conduct disruptive and psychologically oriented operations. Documented activity attributed to Iran-linked actors has included data theft, ransomware deployment, wiper malware, and public release of stolen information, with historically reported targets including government entities, critical infrastructure operators, and financial sector organizations.

As a company providing electronic monitoring and surveillance products and services, we may be a high-priority target for Iranian cyber actors, both as a means of retaliating against Israeli defense-adjacent technology firms and as a potential avenue for compromising the sensitive data processed through our systems. Iran's previous threat activities have cast a wide net, affecting organizations in Europe, Asia, and North America across multiple sectors, and have evolved into long-term efforts focusing on intelligence collection, credential harvesting, and infiltration of supply chains. A successful cyberattack against us could compromise proprietary technology, expose sensitive customer or user data, disrupt our services, and expose us to significant regulatory and legal liability.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2025 and 2024, approximately 75% and 75%, respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

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

Our ordinary shares are currently listed on Nasdaq, which has qualitative and quantitative listing criteria. There can be no assurance that we be able to continue to meet all of the criteria necessary for Nasdaq to allow us to remain listed, including maintaining minimum levels of shareholders’ equity or market values of our common stock. If we fail to satisfy the applicable continued listing requirement and continue to be in non-compliance after notice and the applicable grace period ends, Nasdaq may commence delisting procedures against our Company (during which we may have additional time of up to six months to appeal and correct our non-compliance). At that time, we may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if we do appeal the delisting determination by Nasdaq to the panel, that such appeal would be successful.

On January 15, 2025, the SEC approved an amendment to the Nasdaq Listing Rule 5810(c), which limits the conditions under which a listed company can use a reverse stock split to meet Nasdaq’s minimum price criteria. In particular, the amendment provides that if a company executes a reverse stock split to regain compliance with the Listing Rule but its stock price falls below $1.00 per share within one year after a company has completed a reverse split, the company will not be granted a new compliance period to address the bid price deficiency. Instead, Nasdaq will move forward with delisting proceedings. If in the future we fail to be in compliance with the $1.00 minimum bid price requirement of our ordinary shares for continued listing on Nasdaq (the “Bid Price Rule”) and have to implement a reverse stock split and within 12 months of the effective date of such reverse stock split we again fail to be in compliance with the Bid Price Rule, we would not be eligible for a new compliance period; instead, Nasdaq would proceed with delisting our ordinary shares, and we would not be able to implement a reverse stock split within such 12-month period to regain compliance with the Bid Price Rule. Furthermore, if in the future we need to implement a reverse stock split, the amendment to such Listing Rule may cause our board of directors to choose a higher reverse stock split ratio than it otherwise would have deemed appropriate and would make it more difficult for us to maintain our Nasdaq listing if our stock price dropped below the Bid Price Rule listing requirements in the future. If we need to seek to implement a reverse stock split in the future in order to remain listed on Nasdaq, the announcement or implementation of such a reverse stock split could negatively affect the price of our ordinary shares.

If our ordinary shares are ultimately delisted from Nasdaq, our ordinary shares would likely then trade only in the over-the-counter market and the market liquidity of our ordinary shares could be adversely affected and their market price could decrease. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our ordinary shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

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

The Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”), imposes certain duties on us and our executives and directors. Section 404 of Sarbanes-Oxley requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year. We have identified material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations regarding the effectiveness of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Most of our officers and directors are residents of Israel or otherwise reside outside of the United States. SuperCom Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. Therefore, service of process upon SuperCom Ltd., such directors and officers may be difficult to effect in the United States. It also may be difficult to enforce a U.S. judgment against SuperCom Ltd., or its officers and directors as any judgment obtained in the United States against such parties may not be collectible in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended, (the “Exchange Act”), we are exempt from certain rules and regulations provisions applicable to U.S. public companies and public companies listed on Nasdaq including:

•	the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission of quarterly reports on Form 10-Q and current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies in connection with shareholder meetings;
•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2026 (the last business day of our second fiscal quarter of 2026). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2027, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2026 and quarterly reports in respect of each of the quarters of 2027) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

SuperCom is a company organized under the laws of the State of Israel. Our registered office is located at 3 Rothschild Street, Tel-Aviv, Israel, and our telephone number is +972-9-889-0880. Our agent in the United States is SuperCom, Inc., and is located at 1220 Seventh Street 3rd Floor, Berkeley, CA, 94710, telephone  number +1 (510) 279-1780.   Our web address is https://www.supercom.com/. The contents of our website are not incorporated by reference into this Annual Report and shall not be deemed “filed” under the Exchange Act.

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

In January 2010, we completed the sale of certain of the assets of Vuance, Inc. and certain of its liabilities related to our Government Services Division, pursuant to an asset purchase agreement for $250,000. In addition, the purchasers agreed to pay Vuance, Inc. an earn-out of up to $1.5 million over the course of calendar years 2010 through 2013.

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

Founded in 1988, we are a global provider of secured solutions for the e-Government, IoT, and Cybersecurity sectors, to governments and private and public organizations throughout the world. We have been a global provider of traditional and digital identity solutions, providing advanced safety, identification, and security solutions to governments and organizations, both private and public, worldwide. Through our proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance, and border control services, we have inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. We offer a unique all-in-one field-proven RFID and mobile technology and product suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, and domestic violence prevention.

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

On January 1, 2016 we acquired LCA. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 25 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

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

We identified the Cyber Security market as a fast-growing market where SuperCom has major advantages due to synergic technologies and shared customer bases with our e-Gov, and IoT divisions. In 2015, we acquired Prevision Ltd., a company with a broad range of competitive and well-known Cyber Security services. During the first quarter of 2016, we acquired Safend, an international provider of cutting-edge endpoint data protection guarding against corporate data loss and theft. We now have a platform of thousands of sophisticated enterprise customers which run our proprietary endpoint protection software and utilize our cyber security services. Through this platform we hope to more easily deploy additional innovations in cyber security, such as our proprietary Safe Mobile security software, to high quality enterprise customers.

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

Municipals and Educations. Municipals and education institution with our cyber security, connectivity, and IoT products and solutions.

Government and Enterprise Cyber Security Markets. Homeland and enterprise cyber security markets with our Cyber Security products and services to governments and large enterprises.

Our Solutions and Products

e-Government (e-Gov) Products and Solutions

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

IoT and Connectivity Products and Solutions

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

Equipped with deep expertise in IT, cybersecurity, and leveraging the extensive experience of our senior personnel from the IoT industry, we offer fully customized IoT and connectivity solutions. Our comprehensive suite of products and software supports the entire lifecycle, from design to implementation to ongoing maintenance and support.

PureOne Tracking Bracelet. PureOne is a single-piece electronic monitoring bracelet designed to; (i) support continuous location tracking of monitored individuals in both indoor and outdoor environments;(ii) be lightweight, ergonomic, and suitable for extended wear, and incorporates materials intended to reduce skin irritation; (iii) be resistant to water and dust exposure under normal operating conditions. PureOne utilizes LTE cellular communication and supports multiple location technologies, including GNSS (satellite-based positioning); (iv) cellular tower triangulation, and Wi-Fi–based positioning, to enhance location accuracy across varying environments; (v) operate for more than 48 hours on a single charge under typical usage conditions and supports rapid charging using a portable charging unit. System configurations may allow adjustment of location sampling frequency and data transmission intervals based on operational requirements. The device includes on-board processing capabilities for zone monitoring and schedule validation, enabling predefined geographic and time-based rules to be applied. It also incorporates multiple tamper detection mechanisms and security features at both the hardware and software levels. The bracelet is designed for installation without the use of specialized tools.

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

PureTrack. leverages smartphone technology to provide the ultimate GPS enrollee tracking platform features: GPS, cell tower and Wi-Fi location tracking, RF tethering via Bluetooth, Supports GSM, CDMA and Wi-Fi communications, Calendar management, Persistent offender term notifications and reminders, Smartphone voice, text, email, video communications, Portable breath-alcohol integration, Bio-identification - facial recognition, fingerprint, voice.

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

During the years ended December 31, 2025, 2024  and 2023, we have invested, $3.9 million, $3.4 million and $3.1 million, respectively, in research and development. We anticipate that we will continue to invest up to 15% of our revenue in broadening our Cyber Security, e-Gov, IoT and Connectivity solutions and platforms. To expedite our development efforts, we may continue to acquire technologies from other companies, where we believe that such acquisition may cost effectively expedite our time to market of new products and solution.

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

Principal Markets

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2025 ,2024 and 2023 (all amounts in thousands of dollars):

	2025	2024	2023
Africa	$1,011	$774	$1,455
Europe	11,975	18,166	17,673
South and center America	0	8	12
United States	6,993	7,092	6,766
Israel	7,890	1,533	585
Asia Pacific	27	62	79

Total	$27,896	$27,635	$26,570

As part of the Company’s decision to switch from one technology segment, e-government, into three technology segments or Strategic Business Units; e-Gov, IoT, and Cyber Security, the Company made four acquisitions in 2016 of companies with various technologies and customer bases which enhanced and strengthened the capabilities and value offerings of each of the three segments.

The following table provides a breakdown of total revenue by segment for the three years ended December 31, 2025, 2024 and 2023 (all amounts in thousands of dollars):

	Year ended December 31,
	2025	2024	2023
e-Gov	$1,712	$1,154	$1,544
IoT	25,365	25,283	23,766
Cyber Security	819	1,198	1,260
Total	$27,896	$26,635	$26,570

The following table provides a breakdown of total revenue by products and services for the three years ended December 31, 2025, 2024 and 2023 (all amounts in thousands of dollars):

	2025	2024	2023
Revenues
Products	$21,454	$21,523	$21,587
Services	6,442	6,112	4,983

Total revenues	$27,896	$27,635	$26,570

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

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom. We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for PureRFid® , SuperCom ® , Vuance® , EduGate® , and “Vuance Validate your World” ® and have applied for trademarks for PureMonitorTM , PureComTM , PureTagTM , PureTrackTM, SmartIDTM , PureProtect, PureSecurity, MAGNA TM and PureArrestTM.

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

The following reflects our active subsidiaries and affiliates as of April 28, 2026:

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

We do not own any real estate. We lease approximately (i) 835 square meters of office premises in Tel Aviv, Israel, under a lease which started on April l 1, 2021 and expired on March 31, 2026 for which the monthly fee was approximately $39,000; (ii)  530 square meters of office and warehousing premises in Netania, Israel, under a lease which started on August 28, 2025 and expires on August 27, 2028, for which the monthly fee is approximately $14,000; and (iii) 380 square meters of warehousing premises in Migdal HaEmek, Israel, under a lease which  started on January 1, 2023 and expires on December 31, 2026 for which the monthly fee is approximately $4,000.

We lease approximately 1,701 square meters of office premises in California, Kentucky and Miami for our U.S. subsidiaries, which under the current lease contracts expire gradually by 2026, 2027 and 3031 with a monthly fee of approximately $21,000 for 2025.

We do not lease any facilities for any other subsidiary or branch.

Our total annual rental fees, for 2025 and 2024 were $752,000 and $759,000, respectively.

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

Explanation of Key Income Statement Items, Significant Revenues and Expenses

General

During 2024 and 2025 and as of the date of this Annual Report, our Company’s business was affected by the Seven Fronts War of Israel with Hamas in Gaza, Lebanon and Iran. Some of our Company employees have been serving in the army, all airlines except for the Israeli ELAL previously stopped flying to and from Israel, and many of our customers and potential customers have refrained from visiting Israel, and increasing shipping costs shipping to Israel.

Furthermore, as a result of the Seven Fronts War, public sentiments towards Israel often spill over into antisemitism, affecting Jewish communities and, by extension, Israeli businesses including our Company.

Antisemitism and hatred in Europe and Asia have presented significant challenges for our Company,  these phenomena had affected our market access, brand reputation, and operational security. We needed to remain resilient and adaptable in the face of these challenges to ensure continued operation in these regions.

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

Costs and Operating Expenses

For the fiscal year ended December 31, 2025, our costs were per our multi-year business plan, our gross profit is aiming at 55%, and we have optimized our production lines and supply chains processes.

Our research and development expenses consist of salaries, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities. In 2025, our research and development expenses increased by 15% compared to the same period in 2024. In 2024, our research and development expenses increased by 10% compared to the same period in 2023.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs. In 2025, our sales and marketing team expanded mainly in the U.S., our selling and marketing expenses increased by 9% compared to the same period in 2024. In 2024, our selling and marketing expenses increased by 9% compared to the same period in 2023.

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

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2025, 2024 and 2023, expressed as a percentage of total revenues.

	2025	2024	2023
Revenues	100%	100%	100%
Cost of revenues	44.8	51.6	61.5
Gross profit	55.2	48.4	38.5
Operating expenses:
Research and development	14.1	12.4	11.7
Selling and marketing	9.4	8.7	8.3
General and administrative	23.3	23.0	20.5
Other expenses	9.6	7.2	10.6
Total operating expenses	56.3	51.2	51.1
Operating loss	(1.2)	(2.8)	(12.6)
Financial expenses, net	7.4	3.7	(2.5)
Income (loss) before income tax	6.2	0.9	(15.1)
Income tax	7.2	1.5	-
Net Income (loss)	13.4	2.4	(15.1)

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenues

Our total revenues for 2025 were $27,896,000, compared to $27,635,000 in 2024, an increase of 1%. The composition of revenues changed during the fiscal year ended December 31, 2025, as follows: (i) revenue from the e-Gov segment was $1,712,000, compared to $1,154,000 in 2024, an increase of 48%, reflecting higher revenue from certain of our multi-year government contracts; (ii) revenue from the IoT segment was $25,365,000, compared to $25,283,000 in 2024, reflecting relatively stable revenue levels; and (iii) revenue from the Cyber Security segment was $819,000, compared to $1,198,000 in 2024, a decrease of 32%, primarily attributable to the postponement from 2025 to 2026 of a renewal contract with one of our largest customers.

Gross Profit

Our gross profit during the fiscal year ended December 31, 2025 was $15,393,000 compared to $13,384,000 in 2024, an increase of 15%. The gross profit margin for 2025 was 55.2% compared to 48.4% in 2023. The increase in our gross profit margin is mainly attributed to a change in the mix of revenues.

Operating Expenses

Our operating expenses, excluding other expenses, net, for the fiscal year ended December 31, 2025, were $13,045,000 compared to $12,162,000 in 2024, an increase of 7%. This increase was primarily due to an increase of 15% in research and development expenses, and anan increase of 9% in sales and marketing expenses.

Our sales and marketing expenses increased to $2,618,000 for the fiscal year ended December 31, 2025, from $2,401,000 in 2024, an increase of 9%. This increase was primarily attributable to higher direct sales and marketing expenses and increased personnel-related costs associated with the rapid expansion of our team in the United States during 2025.

Our research and development expenses increased to $3,934,000 for the fiscal year ended December 31, 2025, from $3,417,000 in 2024, an increase of 15%. This increase was primarily attributable to the development of new IoT products for the U.S. market, which has become a key target market for expansion under our business plan, as well as enhancements to the features of our Cyber Security and data protection products.

Our general and administrative expenses remained relatively stable at $6,493,000 for the fiscal year ended December 31, 2025, compared to $6,344,000 in 2024.

Other expenses were $2,670,000 for the fiscal year ended December 31, 2025, compared to $1,999,000 in 2024, representing an increase of 33.6%. This increase was primarily attributable to a provision for doubtful accounts mainly related to long-overdue receivables from African government customers, which amounted to $1,853,000 in 2025, compared to $1,200,000 in 2024. In contrast, doubtful accounts related to our current main markets, the United States and Europe, remained very low.

Financial Expenses, net

We recorded net financial income of $2,060,000 for the year ended December 31, 2025, compared to net financial income of $1,020,000 in 2024, representing an increase of 102%. This increase was primarily attributable to financial income of $4,381,000 in 2025, compared to $2,312,000 in 2024, resulting from the conversion of debt into equity at a share price above market, partially offset by a $699,000 derivative expense related to the exercise of liability-classified warrants by the warrant holder.

Income Tax

We recorded an income tax benefit of $2,010,000 for the fiscal year ended December 31, 2025, compared to an income tax benefit of $418,000 in 2024. This increase was primarily attributable to the recognition of a deferred tax asset at SuperCom Ltd. on a standalone basis, following several years of material profitability and management’s expectation of continued material taxable income in future years, as well as the partial utilization of tax loss carryforwards in 2025.

Net Income

We recorded net income of $3,748,000 for the fiscal year ended December 31, 2025, compared to net income of $661,000 in 2024, an increase of 467%. The increase in net income was primarily attributable to (i) a $1,040,000 increase in financial income, (ii) a $2,009,000 increase in gross profit, and (iii) a $1,592,000 increase in income tax benefit, partially offset by (iv) a $671,000 increase in other expenses.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2025	2.6	12.7	(10.1)
2024	3.2	4.9	(1.7)
2023	3.0	3.1	(0.1)

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. Historically, we have not used any hedging instruments, but in the future if we expect fluctuation to have major effect on our operations, we may use such instruments.

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

Effective Corporate Tax Rate

The Israeli corporate tax rate was 23% in each of  2023, 2024 and 2025. For the years ended December 31, 2025 and 2024 we had income and for 2023 we had net losses; therefore, the effective tax rate was mostly affected by changes in deferred tax.

In 2025, 2024 and 2023, the U.S. federal tax rate was 21%, the state tax rate was 8.84% in CA and 6.5% in NY, the New York City tax rate was 6.5%. Our effective U.S. tax rate as for the year ended December 31, 2025 was 27.03%.

Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Under Israeli tax law, the results of our foreign consolidated subsidiaries cannot be consolidated for tax.

B.	Liquidity and Capital Resources

As of and for the year ended December 31, 2025, the Company had an accumulated deficit of $102,539,000 and net cash used in operating activities of $5,490,000 compared to $1,294,000 for the year ended December 31, 2024, a $4,196,00 increase in negative operation cash flow.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2025, the Company had cash, cash equivalent and restricted cash and short-term bank deposits of $12,252,000 and positive working capital of $32,665,000.

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

On February 19, 2025, the Company raised approximately $8.2 million in gross proceeds as a result of the exercise of previously issued Company warrants by a single accredited institutional investor warrant holder through the exercise of warrants to purchase an aggregate of 931,099 of the Company’s ordinary shares, and in connection with such exercise, the Company issued to such investor new warrants to purchase an aggregate of 698,324 of the Company’s ordinary shares at an exercise price of $13.5 per share.

On February 23, 2025, the Company received approximately $1.9 million in net proceeds from the exercise of previously issued warrants by a single accredited institutional investor. The investor exercised warrants to purchase an aggregate of 212,500 of the Company’s ordinary shares at an exercise price of $9.00 per share.

In January 2025, the Company  exchanged $4.4 million of senior debt held by Fortress Investment Group (“Fortress”), the Company’s senior Lender, into ordinary shares and signed an amendment to the credit agreement with Fortress that, among other things, reduced the outstanding debt to $14 million and extended the maturity date of the loans made by Fortress to the Company under such credit agreement to December 31, 2028. In addition, in August, 2025 the Company exchanged $2.6 million of senior debt held by Fortress, to 225,000 ordinary shares of the Company.

During 2025, 2024 and 2023, the Company converted $6,109,750, $3,223,000 and $500,000, respectively, out of the remaining principal and accrued interest of subordinated notes into the Company’s ordinary shares.

To date, the Company has used the proceeds from the secured financing, subordinated debt and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes and (iii) working capital needs for multiple new government customer contracts with significant positive cash flow.

The Company believes that, based on the financings described above, its current cash position, management’s operating plans, and anticipated cash flows from existing customer contracts worldwide, there is no substantial doubt about the Company’s ability to fund its operations for a period of at least 12 months from the date of issuance of these financial statements.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Net cash used in operating activities	$(5,490)	$(1,294)	(2,367)
Net cash used in investing activities	(5,442)	(3,349)	(3,366)
Net cash provided by (used in) financing activities	17,280	2,604	6,805
Net increase(decrease) in cash and cash equivalents	6,348	(2,039	1,072)
Cash, cash equivalents and restricted cash at beginning of period	3,538	5,577	4,505
Cash, cash equivalents and restricted cash at end of period	$9,886	$3,538	5,577

Net cash used in operating activities for the year ended December 31, 2025, was $5,490,000, compared to net cash used by operating activities of $1,294,000 during the year ended December 31, 2024, an increase of $4,196,000.

Net cash used in investing activities during the year ended December 31, 2025, was $5,442,000 compared to $3,349,000 during the year ended December 31, 2024, an increase of $2,093,000. This increase was primarily attributable to $2,366,000 invested in bank deposits.

Net cash provided by financing activities during the year ended December 31, 2025, was $17,280,000 compared to $2,604,000 during the year ended December 31, 2024, which resulted mainly from one public direct offering, and exercise of outstanding warrants and options.

Net cash used in operating activities for the year ended December 31, 2024, was $1,294,000, compared to net cash used by operating activities of $2,367,000 during the year ended December 31, 2023, a decrease of 45%.

Net cash used in investing activities during the year ended December 31, 2024, was $3,349,000 compared to $3,366,000 during the year ended December 31, 2023, a decrease of 1%.

Net cash provided by financing activities during the year ended December 31, 2024, was $2,604,000 compared to $6,805,000 during the year ended December 31, 2023, which resulted mainly from one public direct offering.

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

Professional Services Revenue

The Company offers professional services for the its Cyber Security software products, which includes an on-site / remote visit by a specialist technician to assist with installation, deployment and configuration.

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

Disaggregation of Revenue

In the following table, revenue is disaggregated by major geographic region. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2025
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,011	$1,011
European countries	169	11,573	233	11,975
Latin America	-	-	-	-
United States	183	6,810	-	6,993
Israel	440	6,982	468	7,890
APAC	27	0	-	27
Total revenue	$819	$25,365	$1,712	$27,896

Transaction price allocated to the remaining performance obligations.

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations totals $55.858 million. The Company expects approximately 39% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 61% recognized thereafter.

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

With respect to our e-Gov business, in some contracts we provide our customers with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis. For the years 2025, 2024 and 2023 we had no such contract.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $17,177,000, $15,324,000 and $14,124,000 as of December 31, 2025, 2024 and 2023, respectively.

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

Our research and development efforts have enabled us to offer our customers with a broader line of products and solutions for the e-Gov, IoT and Cyber Security segments. As of December 31, 2025, the number of employees in our research and development activities was 34. We spent $3,934, $3,417,000, and $3,110,000, in 2025, 2024 and 2023, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of IoT and Cyber Security. We intend to continue to research and develop new technologies and products. There can be no assurance that we can achieve any or all of our research and development goals.

D.	Trend Information

See discussion in Parts A and B of “Item 5. Operating and Financial Review and Prospects” for a description of the Trend Information relevant to us.

E.	Critical Accounting Estimates Disclosure

See discussion in Part B of “Item 5. Operating and Financial Review and Prospects” for a description of the Critical Accounting Estimates Disclosure relevant to us.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position, and a biographical description of each of our directors:

Name	Age	Position
Arie Trabelsi	68	Director
Tal Naftali Shmuel	40	Independent Director (1) (2)(3)
Oren Raoul De Lange	48	Independent Director (1)(2)(3)
Shoshana Cohen Shapira	68	Independent Director (1)(2)(3)

(1)	“Independent Director”
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

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

Executive Officers and Key Employees

Our officers and certain key employees as of April 28, 2026 are:

Name	Age	Position
Ordan Trabelsi	41	President, Chief Executive Officer
Barak Trabelsi	40	Chief Business and Technology Officer
Gil Alfi	54	Vice President Sales, Safend Ltd
Lester Villeneuve	57	Managing Director LCA , USA
Eran Hadad	52	Vice President Internation Sales
Arie Trabelsi	68	Acting Chief Financial Officer

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

Barak Trabelsi. Mr. Trabelsi joined us in January 2013 as director of new products development, He served as our VP of IoT from 2016 until February 21, 2022,  and as COO and CTO of SuperCom Inc. since July, 2023, and has been serving as our Chief Business and Technology Officer since March  2026. Previously and commencing in June 2011, he served as Senior Product Manager in Equinox Ltd. Prior to that, for four years, he served as VP of R&D of Sigma Wave, a wireless, security and internet focused company. Mr. Trabelsi has expertise in big data, cyber, mobile and internet networks technologies, and experience in product development and strategies. Mr. Trabelsi holds a BSc. Degree in Computer Science and Business from the Tel Aviv University, and an M.B.A. degree from Tel Aviv University.

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

Eran Hadad, Mr. Hadad joined the SuperCom group as Vice President of Internation Sales in December 2025, bringing extensive international sales and management experience gained at leading multinational companies including NICE, 3M, and Comverse. Throughout his career, Eran has worked across the software, telecommunications, contact center, financial, cloud, and homeland security sectors, serving both private and government customers worldwide. With more than twenty years of sales and sales management experience, combined with over six years specializing in the electronic monitoring domain, Eran has played a key role in driving revenue growth, market expansion, and the establishment of long‑term strategic sales partnerships. Mr. Hadad holds a BSc degree in Engineering, graduating cum laude from Ben‑Gurion University.

Arie Trabelsi. Please see Mr. Arie Trabelsi’s biographical description above.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2025.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (7 persons)	$725,697	$85,045

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2025, was approximately $725,697. This sum includes amounts paid for salary and commission and bonuses. As of December 31, 2025, we had set aside approximately $85,045 to provide pensions, retirement or similar benefits for certain of our executive officers.

The monthly fee for a director (other than with respect to our Chairman of the Board) is $1,500 and for external director a monthly fee of approximately $773 plus approximately $297 for every board or audit committee meeting attended.

As of December 31, 2025, our directors and officers as a group, then consisting of 7 persons, held options to purchase an aggregate of 6,167 ordinary shares, of which 6,167 were exercisable as of December 31, 2025, at an average exercise price of $2 per share.

Summary compensation table

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders and key employees during or with respect to the year ended December 31, 2025, as required by regulations promulgated under the Israeli Companies Law.

Name and Position	Salary(1)	Bonus and commissions	Equity-Based Compensation	Total
Yoad Hayash Director of R&D	232,309	-	-	203,309
Arkady Tachman R&D director, e-Gov	226,810	-	-	226,810
Barak Trabelsi Chief Business and Technology Officer	240,392	26,248	-	266,640
Ido Rozenfeld R&D	188,987	-	-	188,987
Gil Alfi Vice President Sales, Cyber	195,226	118,447	-	313,673

(1)	Amounts reported in this column include salary, social benefits, including those mandated by applicable law.

C.	Board Practices

Corporate Governance Practices

Our Board of Directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Arie Trabelsi	Director	February 24, 2019	Annual general meeting
Tal Naftali Shmuel	Independent Director	March 17, 2022	Annual general meeting
Oren Raoul De Lange	Independent Director	March 28, 2021	March 28, 2029
Shoshana Cohen Shapira	Independent Director	February 24, 2019	February 23, 2028

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
62
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

As of December 31, 2025, 2024 and 2023, we had 133, 124 and 121 full-time employees, respectively (not including service providers). The following table describes our employees and the employees of our subsidiaries by department.

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Research, Development & Operations	103	96	98
Marketing and Sales	16	15	8
Administration	14	13	15
Total	133	124	121

Over the past three years, the number of our employees by geographic area was as follows:

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Israel & Europe	59	51	53
United States	74	73	68
Total	133	124	121

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

Beneficial Ownership by Executive Officers and Directors

The following table sets forth certain information as of April 28, 2026, regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Arie Trabelsi	17,879		*

Ordan Trabelsi	20,520	(3)	*

Barak Trabelsi	15,926	(4)	*

Tal Naftali Shmuel	—		—

Shoshana Cohen Shapira	—		—

Oren Raoul De Lange	—		—

All executive officers and directors as a group (7 persons)	54,325		*

 * Represents beneficial ownership of less than one percent

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

(2)	The percentages shown are based on 5,528,618 ordinary shares issued and outstanding as of April 28, 2026.

(3)	Consists of (i) 2,603 ordinary shares and (ii) 17,917 vested options to purchase ordinary shares exercisable at $0.0033 per share, which options expire on January 1, 2031.

(4)	Consists of (i) 2,417 ordinary shares and (ii) 13,633 vested options to purchase ordinary shares exercisable at $0.0033 per share, which options expire on January 1, 2031.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2025, 31,659 options were exercisable, and 32,928 options were outstanding under this plan.

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

On January 1, 2026, we adopted the SuperCom Ltd. 2026 Israeli Share Option Plan, a stock option plan under which we now issue stock options, (“the 2026 Option Plan”). The 2026 Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The 2026 Option Plan is subject to the provisions of the Companies Law, administered by the audit committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the 2026 Option Plan will become exercisable ratably over a period of two to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants.

A summary of our stock option activity and related information is as follows:

	Year ended December 31
	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	40,838	$70.21	41,109	$70.20	40,552	$71.6
Granted	535,319	$2.00	-	$-	1,100	$20.6
Exercised	(505,773)	$2.00	-)	$-	(13)	$20.0
Canceled and forfeited	(38,629)	$66.66	(271)	$62.88	(530)	$83.4
Outstanding at end of year	31,755	$11.06	40,838	$70.21	41,109	$70.2
Exercisable at end of year	30,482	$11.28	30,579	$72.38	20,849	$76.0

We recognized compensation expenses related to our share-based employee compensation awards of $854,000, $401,000 , and $243,000 for the years ended December 31, 2025, 2024  and, 2023, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

	Year ended December 31,
	2025	2024	2023
Cost of revenues	$8	$4	$13
Research and development expenses	439	133	95
Selling and marketing expenses	(19)	9	7
General and administrative expenses	426	175	128
Other expenses, net	-	81	-

	$854	$402	$243

The options outstanding and exercisable as of December 31, 2025, have the ranges of exercise prices as follows:

Options outstanding			Options Exercisable
Exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value	Number of options exercisable
$2.00	29,546	3.75	$208,299	28,380
20.0	299	3.06	-	$299
24.6	620	5.08	-	$513
150.0	310	3.01	-	$310
400.00	29,546	3.75	-	$28,380
	31,755		$208,299	30,482

The total intrinsic value of options exercised during the years ended December 31, 2025, and 2024 was $3,566 and $0, respectively, based on our Company’s average stock price of $9.43 and $3.95 during the years ended on those dates respectively.

A summary of the status of options granted to our employees that had vested as of December 31, 2025 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2025	10,259	$63.73
Granted	-	$-
Vested	-	$-
Forfeited and canceled	(8,986)	$65.00
Non-vested at December 31, 2025	1,273	$54.73

As of December 31, 2025, there was $4,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists the beneficial ownership of our securities as of April  22, 2026 by each person known by us to be the beneficial owner of 5% or more of the outstanding shares of any class of our securities of which 5,369,367 of our ordinary shares were issued and outstanding:

Mas Alpha Securities Fund LP

Mas Alpha holds 302,196 shares of our ordinary shares, which reflects approximately 5.6% of our issued and outstanding ordinary shares, as reported in Mas Alpha’s Schedule 13G/A filed with the SEC on August  5, 2025.

Significant Changes in the Ownership of Major Shareholders

None

Voting Rights of Major Shareholders

Our major shareholders do not have different voting rights from the other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of December 31, 2025, there were approximately 24 record holders, of which 7 record holders holding approximately 99.91% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.50% of our outstanding ordinary shares as of such date).

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

Mr. Arie Trabelsi has served as the Chief Executive Officer of the Company since June 1, 2012 until February 21, 2022. On May 9, 2013, the general meeting of shareholders of the Company approved the payment of management fees to Mr. Trabelsi of $10.6 per month plus social benefits and an annual bonus of the greater of 2% of the Company’s annual net profit or 0.5% of annual revenues, but in no event greater than Mr. Trabelsi annual salary. As of December 31, 2025 and 2024, we had accrued $29,000, and $25,000, respectively as expenses arising from services provided by Mr. Trabelsi.

On April 29, 2012, our Board of Directors approved the recording of a floating charge on our assets in favor of Mr. Arie Trabelsi and his spouse, unlimited in amount, in order to secure loans that are given by them from time to time to us. The short terms loans provided by Mr. Arie Trabelsi and his spouse during the years from 2011 until 2025 ranged from $0 up to $2,662,470 and bore no interest. As of December 31,2025, total loans were $0.

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

Legal Proceedings

From time to time we may be a party to legal proceedings in the normal course of our business. There are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us cannot be accurately predicted, we do not believe that any of the claims and lawsuits, will have a material adverse effect on our business, financial condition, results of operations or cash flows for any quarterly or annual period.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2025.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. As of December 31, 2025, we had 5,369,367 ordinary shares issued and outstanding.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares began trading on the NASDAQ Capital Market on September 17, 2013 and currently trade on the NASDAQ Capital Market under the ticker symbol “SPCB”. On April 23, 2026, the closing price of our ordinary shares on the NASDAQ Capital Market was USD 8.94 per share.

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

We are authorized to issue 20,000,000 ordinary shares par value NIS 0.01 per share, of which 5,528,618 ordinary shares were outstanding as of April 26, 2026.

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

General Corporate Tax Structure

Israeli companies are generally subject corporate tax on their taxable income at the rate of 23.0% in 2025,2024 and 2023.

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

For the year 2025, our U.S. subsidiaries are subject to U.S. federal tax rate of 21%, to the following state tax rate of ; (i) 8.84% in the state of California, (ii) 6.5% in the State of New York , and (iii) the tax rate of 6.5% in the City of New York.

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

Israeli residents

Individuals

Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of securities is such individual’s marginal tax rate but not more than 25%, or 30% with respect to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain tax rate may be imposed upon shareholders whose annual taxable income exceeds NIS 714,000 (in 2025) (hereinafter “Surcharge Tax”).

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

Exposure to Market Risks

We may be exposed to a variety of risks, including changes in interest rates affecting primarily interest received on short-term deposits and foreign currency fluctuations. In 2025 our principal market risk was our exposure to currency exchange fluctuations. We may limit our exposure to currency exchange rate risk by using various hedging techniques (which was not used in 2025), including forward and option contracts. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Foreign Currency Exchange Risk

We may in the future carry out transactions involving foreign currency exchange derivative financial instruments. The transactions would be designed to hedge our exposure in NIS against the U.S. dollar.

We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the NIS). A hypothetical 10% movement in foreign currency rates (primarily the NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2025 net income of approximately $1.7 million.

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

Our management, under the supervision and with the participation of our Chief Executive Officer (CEO) and acting Chief Financial Officer (acting CFO), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, pursuant to Rule 13a-15 under the Exchange Act. Based upon this evaluation, our CEO and acting CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2025 as a result of the material weakness identified in our internal control over financial reporting. This material weakness is discussed in our “Report of Management on Internal Control over Financial Reporting” below. Our management considers our internal control over financial reporting to be an integral part of our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified during management’s assessment was a lack of sufficient resources in its accounting function resulting in a lack of segregation of duties and an insufficient level of monitoring and oversight, which restricted the Company’s ability to gather, analyze, and properly review information in a timely manner.”

Based on such assessment, management has concluded that, as of December 31, 2025, our internal control over financial reporting is ineffective.

Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this Annual Report fairly represent with all material respects the financial position, results of operations and cash flows as of and for all periods presented.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics has been filed as an exhibit to this Annual Report. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website: http://www.supercom.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firms. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2025	2024	2023
Audit fees	$178,683	$160,868	$145,000
Audit-related fees	$-	$-	-
Tax fees	$15,670	$10,285	$12,000
Total	$194,353	$172,000	$157,000

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
1.1
Memorandum of Association of the Company (filed as Exhibit 1.1 to the Company’s Registration Statement on Form F-1 (File No. 333-189910), filed with the SEC on July 3, 2013, and incorporated herein by reference).

1.2*	Amended Articles of Association of the Company.
2.1
Form of Stock Certificate representing ordinary shares (filed as Exhibit 2.1 to the Company’s Registration Statement on Form F-1 (File No. 333-189810), filed with the SEC on July 3, 2013, and incorporated herein by reference).

2.2	Form of Warrant, dated March 31, 2023 (filed as Exhibit 4.2 to the Company’s Report on Form 6-K, filed with the SEC on March 31, 2023, and incorporated herein by reference).
2.3
Form of Warrant, dated August 3, 2023 (filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-273291), filed with the SEC on August 1, 2023, and incorporated herein by reference).

2.4	Form of Warrant, dated November 15, 2023 (filed as Exhibit 4.2 to the Company’s Report on Form 6-K, filed with the SEC on November 15, 2023, and incorporated herein by reference).
2.5	Form of Warrant, dated January 19, 2024 (filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed with the SEC on January 22, 2024, and incorporated herein by reference).
2.6	Form of Warrant, dated April 16, 2024 (filed as Exhibit 4.1 to the Company’s Report on Form 6-K, filed with the SEC on April 16, 2024, and incorporated herein by reference).
2.7	Form of Warrant, dated April 19, 2024 (filed as Exhibit 4.2 to the Company’s Report on Form 6-K, filed with the SEC on April 19, 2024, and incorporated herein by reference).
2.8
Letter Agreement, dated February 19, 2025, between the Company and the holder of the Original Warrants identified on the signature page thereto (filed as Exhibit 4.1 to the Company's Report on Form 6-K, filed with the SEC on February 19, 2025, and incorporated herein by reference).

2.9	Form of Warrant, dated March 10, 2025 (filed as Exhibit 4.2 to the Company’s Report on Form 6-K, filed with the SEC on February 19, 2025, and incorporated herein by reference).
4.1£	The SuperCom Ltd. 2003 Israeli Share Option Plan (filed as Exhibit 4.2(a) to the Company’s Annual Report on Form 20-F, filed with the SEC on May 9, 2012, and incorporated herein by reference).
4.2£	The SuperCom Ltd. 2007 U.S. Stock Option Plan (filed as Exhibit 4.2(b) to the Company’s Annual Report on Form 20-F, filed with the SEC on May 9, 2012, and incorporated herein by reference).
4.3£
The SuperCom Ltd. 2026 Israeli Share Option Plan (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed with the SEC on February 13, 2026, and incorporated herein by reference).

4.4
Form of Indemnification Letter (Statement of Exemption and Indemnification) (filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-189810), filed with the SEC on July 3, 2013, and incorporated herein by reference).

4.5†
Credit Agreement, dated September 6, 2018, among SuperCom Inc., SuperCom Ltd., SuperCom IP LLC and DBFIPSCL LLC (filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed with the SEC on December 4, 2019, and incorporated herein by reference).

4.6
Form of Securities Purchase Agreement, dated April 18, 2024, between the Company and the purchaser identified on the signature pages thereto (filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on April 19, 2024, and incorporated herein by reference).

4.7
Form of Securities Purchase Agreement, dated January 30, 2025, between the Company and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to the Company's Report on Form 6-K, filed with the SEC on January 31, 2025, and incorporated herein by reference).

8.1	List of Subsidiaries (filed as Exhibit 8.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 20, 2023, and incorporated herein by reference).
11.1	Code of Ethics (filed as Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 30, 2008, and incorporated herein by reference)
11.2	Insider Trading Policy (included as part of Exhibit 11.1).
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Yarel + Partners CPA Firm.
97.1	Compensation Recovery Policy of the Company (filed as Exhibit 97 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 28, 2025, and incorporated herein by reference).

*	Filed herewith.
**	Furnished herewith.
£	Management contract or compensatory plan or arrangement
†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K, Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SuperCom Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SuperCom Ltd.  (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Goodwill Impairment Assessment -

Description of the Matter

The Company’s goodwill balance was $7.026 million as of December 31, 2025. Management conducts an impairment test as of December 31 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may be impaired. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit or intangible asset to its respective carrying value. Fair value is estimated by management using the income method, which is based on the present value of estimated future cash flows attributable to the respective unit. Management applies significant judgment which is affected by expectations about future market and economic conditions in estimating and making assumptions related to the appropriate discount rates, revenue growth and operating margins. Changes in the assumptions could have a significant impact on the amount of potential impairment charge.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the reporting units where the quantitative impairment tests were performed, we performed audit procedures that included, among others:

•	Assessing methodologies and testing the significant assumptions discussed above and whether the significant assumptions were consistent with evidence obtained in other areas of the audit.

•	Testing the completeness and accuracy of the underlying data used by the Company in its analysis.

•	We assessed the historical accuracy of management’s estimates.

•	We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair values of the reporting units that would result from changes in the assumptions.

•	We recalculated the Company’s impairment analysis.

Allowance for Credit Losses -

Description of the Matter

The Company records an allowance for doubtful accounts when it determines that it is probable a receivable has been impaired. This estimate is based on specific customer credit risk and credit evaluations. We identified the allowance for doubtful accounts as a critical audit matter.

The main consideration for our determination that the allowance for doubtful accounts is a critical audit matter includes a high degree of estimation uncertainty resulting from significant management judgment of the reasonableness of the allowance for doubtful accounts, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgement in auditing the estimate. Variations to this estimate could have a significant impact on the allowance recorded.

How We Addressed the Matter in Our Audit

•	We evaluated collectability of receivables on a customer-specific basis, including aging and consideration of third-party collection assessments when relevant.

•
We considered the Company’s historical experience in estimating the allowance. Although certain collections were observed, overall limited variability reduced the usefulness of such analysis in supporting current estimates.

•	For other receivables, we recalculated the allowance based on aging in accordance with the Company’s policy.

Capitalization of Software Development Costs -

Description of the Matter

The Company capitalizes costs incurred to develop software products and enhancements for software sold to customers. We identified the assessment of the nature and timing of capitalized software development costs as a critical audit matter. Subjective auditor judgment was required to assess the stage of development for projects including upgrades and enhancements to existing products, which determines whether and when costs should be capitalized or expensed.

How We Addressed the Matter in Our Audit

•	We obtained an understanding of the Company’s process for capitalizing software development costs and evaluated the nature of capitalized costs based on data extracted from the Company’s systems.

•
We performed detailed procedures on selected projects, including evaluating the stage of development and the nature of costs capitalized by inspecting supporting documentation and discussing project status with development personnel.

•	We reconciled capitalized costs to underlying financial records, including payroll and other directly attributable costs.

Revenue Recognition - Estimates at Completion -

Description of the Matter

Revenue from certain long-term contracts with governments and national agencies, including certain IoT and electronic monitoring projects, is recognized over time using the cost-to-cost method. Under this method, revenue is recognized based on the ratio of costs incurred to date to total estimated costs at completion. The estimation of total costs at completion requires significant judgment and is based on management’s assessment of project progress, technical requirements, and deployment and installation activities. Changes in estimated costs at completion may have a significant impact on the timing and amount of revenue recognized.  We identified the estimation of costs at completion for long-term contracts as a critical audit matter due to the judgment involved in evaluating management’s assumptions and the potential impact on revenue recognition.

How We Addressed the Matter in Our Audit

•
We evaluated management’s estimates of costs at completion for IoT contracts recognized over time, including assessing key assumptions related to project progress, installation and deployment activities, and expected costs to complete.

•	We compared prior period estimates to actual costs incurred to assess the historical accuracy of management’s estimates.

•	We tested the completeness and accuracy of underlying cost data by agreeing amounts to supporting documentation, including contracts and cost records.

•	We recalculated revenue recognized under the cost-to-cost method and evaluated the timing of revenue recognition.

Valuation of Inventory -

Description of the Matter

The Company records inventory reserves for excess, slow-moving, and obsolete inventory based on estimates of expected future demand and product life cycle. These estimates require significant judgment and are based on factors such as historical sales trends, forecasted demand, product mix, and inventory turnover. Changes in these assumptions may have a significant impact on the inventory reserve. We identified the valuation of inventory as a critical audit matter due to the judgment involved in evaluating management’s assumptions and the estimation uncertainty related to forecasted demand and product life cycle.

How We Addressed the Matter in Our Audit

•	We evaluated the Company’s methodology for determining inventory reserves and assessed the reasonableness of key assumptions, including forecasted demand, product life cycle, and inventory turnover.

•	We tested the completeness and accuracy of data used in the reserve calculation by agreeing inventory balances and sales data to underlying records.

•	We evaluated historical sales trends and compared them to management’s forecasts.

•	We recalculated the inventory reserve based on management’s methodology and evaluated the overall reasonableness of the reserve.

/s/ Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 28, 2026

We have served as the Company’s auditor since 2023

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2025	2024
CURRENT ASSETS
Cash and cash equivalents	$9,829	$3,150
Bank Deposit	2,366	-
Restricted bank deposit	57	388
Accounts receivable, net of allowance for doubtful accounts of $8,697 and $6,543 as of December 31, 2025 and 2024, respectively (Note 17)	15,045	12,767
Other current assets (Note 3)	2,566	2,061
Inventories, net (Note 4)	2,209	2,521
Patents held for sale	5,283	5,283
TOTAL CURRENT ASSETS	37,355	26,170

LONG-TERM ASSETS
Long term trade receivables net of credit losses allowance of $6,816 and 7,188	9,614	2,213
Property and equipment, net (Note 5)	3,023	3,261
Intangible assets, net (Note 6)	5,791	5,638
Goodwill	7,026	7,026
Other long-term assets (Note 7)	5,570	1,616

TOTAL LONG-TERM ASSETS	31,024	19,754

TOTAL ASSETS	68,379	45,924

CURRENT LIABILITIES
Accounts payable	1,151	878
Employees and payroll accruals	1,632	1,165
Related parties (Note 15.c)	-	-
Short- term loans	359	423
Accrued expenses and other liabilities (Note 8)	345	470
Short- term operating lease liabilities (Note 9)	425	445
Deferred revenues	778	366
TOTAL CURRENT LIABILITIES	4,690	3,747

LONG-TERM LIABILITIES
Long-term loans (Note 1d)	18,713	29,748
Long- term operating lease liabilities (Note 9)	1,082	118
Other long-term liabilities (Note 11)	382	614
TOTAL LONG TERM LIABILITIES	20,177	30,480

TOTAL LIABILITIES	24,867	34,227

Commitments and contingent liabilities (Note 12)

SHAREHOLDERS’ EQUITY (Note 14)
Ordinary shares, NIS 50 par value - authorized 5,000,000 shares, 5,369,367 and 2,172,855 shares issued and outstanding on December 31, 2025 and 2024, respectively	74,823	29,238
Additional paid-in capital	71,228	88,746
Accumulated deficit	(102,539)	(106,287)
Total shareholders’ equity	43,512	11,697

Total liabilities and shareholders’ equity	$68,379	$45,924

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Revenues
Products	$21,454	$21,523	$21,587
Services	6,442	6,112	4,983
Total revenues	27,896	27,635	26,570

Cost of revenues
Cost of products	7,271	8,828	11,175
Cost of services	5,232	5,423	5,172
Total cost of revenues	12,503	14,251	16,347

Gross profit	15,393	13,384	10,223

Operating expenses:
Research and development	3,934	3,417	3,110
Sales and marketing	2,618	2,401	2,200
General and administrative	6,493	6,344	5,460
Other (income) expenses, net	2,670	1,999	2,812
Total operating expenses	15,715	14,161	13,582

Operating loss	(322)	(777)	(3,359)

Financial income (expenses), net	2,060	1,020	(663)

Income (loss) before income taxes	1,738	243	(4,022)

Income tax	2,010	418	-

Net income (loss)	3,748	661	(4,022)

Net income (loss) per share - Basic:	$0.82	$0.38	$(12)

Net income (loss) per share - Diluted:	$0.75	$0.38	$(12)

Basic Shares used in calculation of net income per share:	4,552,882	1,730,461	338,102
Diluted Shares used in calculation of net income per share:	4,964,565	1,730,461	338,102

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary Shares
	Number of Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity

Balance as of December 31, 2022	210,317	$3,057	$103,000	$(102,926)	$3,131
Conversion of loans	25,932	361	531	-	892
Exercise of options and warrants	54,063	718	2,574	-	3,292
Stock based compensation	-	-	243	-	243
Share Issuance for a total consideration of $1,393 net of $113 issuance expenses	374,241	4,958	(3,678)	-	1,280
Net loss	-	-	-	(4,022)	(4,022)

Balance as of December 31, 2023	664,553	$9,094	$102,670	$(106,948)	$4,816

Conversion of loans	704,098	9,397	(5,651)	-	3,747
Exercise of warrants	47,000	632	(632)	-	-
Stock based compensation	-	-	402	-	402
Share Issuance for a total consideration of $2,922 net of $218 issuance expenses	405,810	5,364	(2,660)	-	2,704
Shares and warrants issued pursuant to settlement agreements	350,002	4,733	(5,365)	-	(632)
Reverse split round up	1,392	18	(18)	-	-
Net income	-	-	-	661	661
Balance as of December 31, 2024	2,172,855	$29,238	$88,746	$(106,287)	$11,697

Conversion of loans	989,279	14,442	(4,649)	-	9,793
Exercise of warrants & options, net of $100 issuance expenses	1,649,372	23,533	(11,663)	-	11,870
Stock based compensation	-	-	854	-	854
Share Issuance for a total consideration of $6,000 net of $450 issuance expenses	545,454	7,610	(2,060)	-	5,550
Reverse split round up	12,407	-	-	-	-
Net income	-	-	-	3,748	3,748
Balance as of December 31, 2025	5,369,367	$74,823	$71,228	$(102,539)	$43,512

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2025	2024	2023
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss)	$3,748	$661	$(4,022)
Adjustments to reconcile net loss to net cash used in operating activities:
Accrued interest on loans	2,315	1,485	2,148
Loan forgiveness gain	(4,381)	(2,312)	-
Depreciation and amortization	3,826	3,386	2,980
Stock-based compensation to employees	854	402	243
Stock-based compensation issued pursuant to settlement agreements	-	403	-
Decrease in deferred tax	(2,010)	(418)	-
Change in Fair value of derivatives & warrants liability	699	(798)	(2,313)
Credit Losses	1,853	1,540	1,457
Inventory write-downs	334	130	180
Decrease in accounts receivables, net	(11,432)	(3,064)	(4,135)
Decrease (increase) in other current assets	(1,666)	(597)	670
Decrease (increase) in inventories, net	(22)	(148)	728
Increase (decrease) in accounts payables	273	(1,005)	616
Increase (decrease) in employees and payroll accruals	467	150	(325)
Increase (decrease) in accrued severance pay	-	-	(41)
Lease liabilities	(606)	(671)	(604)
Increase (decrease) in accrued expenses and other liabilities, related parties & deferred revenues	258	(438)	51

Net cash used in operating activities	(5,490)	(1,294)	(2,367)

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(880)	(1,598)	(1,714)
Capitalization of software development costs	(2,196)	(1,751)	(1,652)
Investment in bank deposits	2,366	-	-
Net cash used in investing activities	(5,442)	(3,349)	(3,366)

CASH FLOWS - FINANCING ACTIVITIES
Related parties	-	(100)	(68)
Proceeds from loans and credit	671	-	-
Proceeds from exercise of options and warrants, net	11,059	-	1,819
Proceed from Shares and warrants issuance, net	5,550	2,704	5,054
Net cash provided by financing activities	17,280	2,604	6,805

Increase (decrease) in cash, cash equivalents, and restricted cash	6,348	(2,039)	1,072
Cash, cash equivalents, and restricted cash - beginning of year	3,538	5,577	4,505

Cash, cash equivalents, and restricted cash - end of year	$9,886	$3,538	$5,577

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for taxes	$-	$-	$-
Cash paid for interest, net	$-	$-	$-

NON-CASH TRANSACTIONS:
Conversion of loans and warrant into ordinary shares	$14,847	$3,747	$2,251

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

b.
During the years 2024 - 2025, the Company’s business, trading and operations were impacted materially by 7 fronts war and the resulted bad Public sentiments towards Israel in Europe and Asia.

During 2025, the Company’s business was affected by the 7 fronts war of Israel with Gaza, Lebanon and Iran, some of the Company employees have been serving the Army, the all airlines except for the Israeli ELAL stop flying to and from Israel, and many customers and potential customers refrain from visiting Israel, shipping cost increased due to the Hutim blockage on the Sues Canal for ships selling to Israel.

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

c.
Liquidity Analysis

As of and for the year ended December 31, 2025, the Company had an accumulated deficit of $102,539 and net cash used in operating activities of $5,490 compared to $1,294 for the year ended December 31, 2024, a $4,196 increase in negative operation cash flow.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of December 31, 2025, the Company had cash and cash equivalent, restricted cash and short term bank deposits of $12,252 and positive working capital of $32,665.

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

On March 30, 2023, the Company raised approximately $2,400 in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 24,250 of its ordinary shares, and 51,631 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 75,881 of its ordinary shares at an exercise price of $33.2 per share.

On August 3, 2023, the Company raised approximately $2,750  in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 33,050 of its ordinary shares, and 128,715 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 161,765 of its ordinary shares at an exercise price of $17.00 per share.

On November 15, 2023, the Company raised approximately $2,000 in gross proceeds in a warrant exercise and reload with a single accredited institutional investor through warrant exercise of 54,050 warrant to ordinary shares, and warrant exercise of 183,596 warrant to pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent warrant reload to such Purchaser of the Company’s private warrants to purchase an aggregate of 475,291 of its ordinary shares at an exercise price of $10 per share.

On April 19, 2024, the Company raised approximately $2,900 in gross proceeds in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 143,695 of its ordinary shares, and 262,114 pre-funded warrants to purchase ordinary shares with an exercise price of $0.0002 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 405,808 of its ordinary shares at an exercise price of $7.60 per share

On January 31, 2025, the Company raised approximately $6,000 in gross proceeds in a registered direct offering with a two accredited institutional investor through the sale of an aggregate of 545,454 of its ordinary shares.

On February 19, 2025, the Company raised approximately $8,237 in gross proceeds as a result of the exercise of previously issued Company warrants by a single accredited institutional investor warrant holder through the exercise of warrants to purchase an aggregate of 931,099 of the Company’s ordinary shares, and as a result of such exercise, the issuance to such accredited institutional investor of the Company’s new warrants to purchase an aggregate of 698,324 of its ordinary shares at an exercise price of $13.5 per share

On February 23, 2025, the Company received approximately $1,913 in net proceeds from the exercise of previously issued warrants by a single accredited institutional investor. The investor exercised warrants to purchase an aggregate of 212,500 of the Company’s ordinary shares at an exercise price of $9.00 per share.

During the month of January 2025, the Company converted $4,374 of senior debt held by Fortress, the Company’s senior Lender, to ordinary shares, reducing the outstanding debt to $14,000 . In addition, on August 14, 2025 the Company converted additional $2,591 of the principal senior debt held by Fortress to 225,000 ordinary shares.

During 2025, 2024 and 2023, the Company converted $6,110 ,$3,223 and $500, respectively, out of the remaining principal and accrued interest of subordinated notes into the Company’s ordinary shares.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 1:	GENERAL (cont.)

The Company believes that, based on the financings described above, its current cash position, management’s operating plans, and anticipated cash flows from existing customer contracts worldwide, there is no substantial doubt about the Company’s ability to fund its operations for a period of at least 12 months from the date of issuance of these financial statements.

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

On January 22, 2025,  the Company entered into a Waiver and Fourth Amendment to Credit Agreement with affiliates of the Company’s senior lender Fortress Investment Group LLC, the Company’s wholly owned subsidiary, and certain other subsidiaries of the Company as guarantors, to amend the Credit Agreement. Pursuant to the Amendment, among other things, the parties agreed:  (i) for $4,374 out of the Outstanding Amount of the term loans made under the Credit Agreement  to be exchanged into an aggregate of 100,000 of the Company’s ordinary at a price per share of $43.74, such that the Outstanding Principle Amount set to $14,000 after giving effect to the Amendment, and  (ii) to extend the maturity date of the loans made by the senior lender to the Company to December 31, 2028 and to push back any Loan monthly interest and principal payments, such that they all shall be paid at maturity;

In addition, on August 14, 2025 the Company converted additional $2,591 of the principle senior debt held by Fortress, to 225,000 ordinary shares.

As of December 31, 2025, the outstanding balance of the Credit Facility was $12,286.

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

During 2025, 2024, 2023, 2022 and 2021 the Company converted $6,110, $3,223 ,$500, $211 and $7,601, respectively, of the remaining principal and accrued interest of subordinated notes into the Company’s ordinary shares.

As of December 31, 2025, the outstanding principal and accrued interest of the Subordinated Debt was $5,683.

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

d.
Cash and cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash equivalents. The Company has not held any cash equivalents during 2025, and 2024.

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

i.
Financing receivables:

The Company’s financing receivables primarily relate to leases that are classified as sales-type or direct financing leases in accordance with ASC 842.

At lease commencement, the Company derecognizes the underlying asset and recognizes a net investment in the lease, which consists of the sum of (i) the present value of lease payments to be received and (ii) any residual value of the underlying asset, whether guaranteed or unguaranteed.

The net investment in the lease is subsequently measured using the effective interest method, such that interest income is recognized over the lease term to produce a constant periodic rate of return on the net investment.

Financing receivables are classified as current or non-current based on the timing of expected collections and presented on the balance sheet within other current and other non-current assets.

Interest income on financing receivables is included in finance income.

j.
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

As of December 31, 2025, 2024 and 2023 no impairment losses were identified.

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

k.
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

For the years ended December 31, 2025, 2024 and 2023 the Company performed an annual impairment analysis and no impairment losses have been identified.

l.
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

m.	Long lived assets held for sale: The company accounted for its long-lived assets held for sale under ASC 360-10 ("Impairment or disposal of Long-lived Assets").

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

For the years ended December 31, 2025, 2024 and 2023 the Company did not identify any triggers for impairment

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

Disaggregation of revenue

In the following table, revenue is disaggregated by major geographic region and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Year ended December 31, 2025
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,011	$1,011
European countries	169	11,573	233	11,975
South America	-	-	-	-
United States	183	6,810	-	6,993
Israel	440	6,982	468	7,890
APAC	27	-	-	27
Total revenue	$819	$25,365	$1,712	$27,896

	Year ended December 31, 2024
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$774	$774
European countries	234	17,772	160	18,166
South America	8	-	-	8
United States	244	6,848	-	7,092
Israel	658	655	220	1,533
APAC	54	8	-	62
Total revenue	$1,198	$25,283	$1,154	$27,635

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Major geographic areas
Africa	$-	$-	$1,455	$1,455
European countries	328	17,256	89	17,673
South America	12	-	-	12
United States	279	6,487	-	6,766
Israel	562	23	-	585
APAC	79	-	-	79
Total revenue	$1,260	$23,766	$1,544	$26,570

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction price allocated to the remaining performance obligations

Remaining performance obligations represent the transaction price of system deployment, service and maintenance contracts for which work has not been performed as of the period end date. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance totals $55,858. The Company expects approximately 39% of remaining performance obligations to be recognized into revenue within the next 12 months, with the remaining 61% recognized thereafter.

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

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2025 and 2024 financial statements.

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

s.
Concentrations of suppliers:

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results

t.
Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method. The numbers of potential shares from the conversion of options and warrants that have been excluded from the calculation were 712,862, 1,038,056 and 528,750 for the years ended December 31, 2025, 2024 and 2023, respectively

u.
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

w.	Treasury Shares: Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

x.
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

y.
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

z.
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

aa.
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

bb.
Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's equity, net loss or cash flows.

cc.
Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which replaces the current incurred loss methodology with an expected loss methodology which is referred to as the current expected credit loss (“CECL”) methodology. The measurement of credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loans receivables and trade accounts receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments) and net investment in leases recognized by a lessor in accordance with Accounting Standards Codification (“ASC”) Topic 842 – Leases. ASU 2016-13 also made changes to the accounting for available-for-sale debt securities and requires credit losses to be presented as an allowance rather than as a write-down on such securities management does not intend to sell or believes that it is more likely than not they will be required to sell. The adoption of ASU 2016-13 on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements and disclosures

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures,” which enhances the disclosures required for operating segments in the annual and interim consolidated financial statements. This ASU is effective for the Company's annual report for fiscal year 2025 and for interim period reporting beginning in fiscal year 2026 on a retrospective basis.  The adoption of ASU 2023-07 on January 1, 2025 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

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

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805): Identifying the Acquirer in a Business Combination Involving a Variable Interest Entity. This ASU modifies the guidance for identifying the accounting acquirer in transactions involving VIEs. The ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and early adoption is permitted. The amendments are applied prospectively to business combinations occurring after the adoption date. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements; however, the impact will depend on the nature of future transactions.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments introduce a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the timing of adoption and the impact of this guidance on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Company does not currently have contracts that include share-based noncash consideration; however, management is evaluating the potential impact of this ASU on future transactions.

In September 2025, the FASB also issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, which modifies the recognition threshold for capitalization of internal-use software costs. The ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted. The Company is evaluating the impact of this ASU on its internal-use software capitalization policy.

Other new pronouncements issued but not effective as of December 31, 2025 are not expected to have a material impact on the Company’s consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 3:	OTHER CURRENT ASSETS

	December 31,
	2025	2024
Prepaid expenses	$657	$68
financing receivables	275	-
Advances to suppliers	280	1,117
Government institutions	354	271
Guaranty held by customer	458	566
Other	542	39
	$2,566	$2,061

NOTE 4:	INVENTORIES, NET

	December 31,
	2025	2024
Raw materials, parts and supplies	$1,231	$1,225
Finished products	978	1,296

	$2,209	$2,521

As of December 31, 2025 and 2024, inventory is presented net of write offs for slow inventory in the amount of approximately $2,858 and $2,525, respectively.

NOTE 5:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:

Computers and peripheral equipment	$1,132	$1,065
Office furniture and equipment	272	272
Trade equipment	-	-
Leasehold improvements	211	210
Equipment held by customer	5,510	4,722

	7,125	6,269
Accumulated depreciation:
Computers and peripheral equipment	937	786
Office furniture and equipment	238	225
Trade Equipment	-	-
Leasehold improvements	205	201
Equipment held by customer	2,722	1,796

	4,102	3,008
Depreciated cost	$3,023	$3,261

Purchasing of Equipment for the years ended December 31, 2025, 2024 and 2023, were $880 ,$1,598 and $1,714, respectively.

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023, were $1,102, $1,037, and $653, respectively.

During the year 2024, the Company disposed of fully depreciated property, plant, and equipment with cost of $4,155.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 6:	INTANGIBLE ASSETS, NET Other intangible assets consisted of the following:

	December 31, 2025			December 31, 2024
	Carrying Amount	Accumulated Amortization	Net Book Value	Carrying Amount	Accumulated Amortization	Net Book Value
Customers relationships & Other	$8,734	$8,547	$187	$8,734	$8,468	$266
IP & Technology	7,019	5,958	1,061	7,019	5,605	1,414
Capitalized software development costs	15,213	10,670	4,543	13,017	9,059	3,958
	$30,966	$25,175	$5,791	$28,770	$23,132	$5,638

Amortization expenses amounted to $2,043, 1,689 and $1,693 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 7:	OTHER LONG-TERM ASSETS, NET

	December 31,
	2025	2024
Deferred tax	$3,021	$1,011
Financing receivables	1,002	-
Operating lease right-of-use asset	1,489	605
Security deposit	58	-

	$5,570	$1,616

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 8:	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2025	2024
Accrued management services	$41	$54
Professional services	257	210
Derivative Warrants Liability (see note 10)	$-	$202
Other accrued expenses	47	4

	$345	$470

NOTE 9:	LEASES

We do not own any real estate. We lease approximately (i) 835 square meters of office premises in Tel Aviv, under a lease which started on April l 1, 2021 and expires on March 31, 2026 the monthly fee is approximately $39; (ii)  530 square meters of office and warehousing premises in Netania, under a lease which started on August 28, 2025 and expires on August 27, 2028 the monthly fee is approximately $14; (iii) and 380 square meters of warehousing premises in Migdal HaEmek, Israel, under a lease which  started on January 1, 2023 and expires on December 31, 2026 with monthly fee is approximately $4.

We lease approximately 1,701 square meters of office premises in California, Kentucky and Miami for our U.S. subsidiaries, which under the current lease contracts expire gradually by 2026, 2027 and 2031 with a monthly fee of approximately $4, $4 and $13 for 2025, respectively.

	Year ended December 31,
	2025	2024	2023
The components of lease expense were as follows:
Operating leases expenses	$752	$759	701

Cash flow information related to operating leases:
Cash used in operating activities	$773	$782	694

Non-cash activity - Right of use assets obtained in exchange for new operating lease liabilities	$1,584	$777	652

	December 31,
	2025	2024
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$2,321	$1,428
Accumulated amortization	832	823
Operating lease Right-of-Use assets, net	$1,489	$605

Lease liabilities – current - accrued expenses and other liabilities	$425	$445
Lease liabilities – noncurrent	1,082	118
Total operating lease liabilities	$1,507	$563

Weighted average remaining lease term in years	4.57	1.20
Weighted average annual discount rate	8%	9%

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 9:	LEASES (cont.)

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, 2025, are as follows:

2026	485
2027	331
2028	276
2029	257
2030	260
2031	52
Total operating lease payments	1,661
Less: imputed interest	(154)
Present value of lease Liabilities	$1,507

NOTE 10:	DERIVATIVE WARRANTS LIABILITY

Issued to investors	December 31,
	2025	2024
Outstanding at January 1	$202	$-
Issued to investors	-	1,000
Exercised	(901)	-
Changes in fair value	699	(798)

Outstanding at December 31	$-	$202

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

The following table summarizes the observable inputs used in the valuation of the warrants issued on January 19, 2024:

	Year ended December 31,	January 19,
	2024	2024
Risk-free interest rate	4.16%	4.39%
Dividend yield	0%	0%
Volatility factor	123%	287%
Expected life of the warrants in years	1.05	2

NOTE 11:	OTHER LONG-TERM LIABILITIES

	December 31,
	2025	2024
Deferred revenues	$212	$444
Deferred tax liability	170	170

	$382	$614

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees, indemnity and liens:

1.	The Company and its subsidiaries issued bank guaranties in the total amount of approximately $566 as a part of the ongoing terms of lease contracts, contracts with existing customers and for tenders.

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

NOTE 13:	INCOME TAX

a.	The Corporate tax rate in Israel in 2025, 2024 and 2023 was 23%.

b.	Our USA subsidiaries were subject to federal tax rate of 21% in 2025, 2024 and 2021, state tax of 8.84% in CA , 6.5% in NY, and city tax of 6.5% in New York City

c.
Deferred income taxes: Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2025	2024
Operating loss carry forwards	$18,360	$23,536
Reserves and allowances	5,721	5,228

Net deferred tax assets before valuation allowance	24,081	28,764
Valuation allowance	(21,230)	(27,923)

Net deferred tax assets	2,851	841

Deferred income taxes consist of the following:
Domestic	19,077	20,025
Valuation allowance	(16,226)	(19,184)
Net deferred tax assets	2,851	841

Foreign	5,004	8,739
Valuation allowance	(5,004)	(8,739)
	$-	$-

As of December 31, 2025, the Company and its subsidiaries have provided a valuation allowance of $21,230 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Other tax loss carryforwards and temporary differences in the amount of $2,851 were not provided with valuation allowance as the Company’s management currently believes that these tax assets are more likely than not to be recovered.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 13:	INCOME TAX (cont.)

d.
Carryforward tax losses:

As of December 31, 2025, SuperCom Ltd and its subsidiaries in Israel have accumulated losses for tax purposes of approximately $62,403, which may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss of approximately $16,658, which may be carried forward and offset against capital gains for an indefinite period. Loss carryforwards in Israel are measured in NIS.

As of December 31, 2025, SuperCom’ s subsidiaries in the United States have estimated total available carryforward tax losses of approximately $15,034. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. SuperCom Ltd has assessments which are considered as final until the tax year ended December 31, 2018.

e.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2025	2024	2023
Domestic	$5,640	$2,792	(1,880)
Foreign	(3,902)	(2,549)	(2,142)
	$1,738	$243	(4,022)

Substantially, all tax expenses (income) are as a result of changes in deferred taxes.

f.
Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense (benefit), is as follows:

	Year ended December 31,
	2025	2024	2023
Income (loss) before income tax, as reported in the consolidated statements of operations	$1,738	$243	(4,022)
Statutory tax rate in Israel	23%	23%	23%

Theoretical tax expenses (income)	400	56	(925)
Changes in valuation allowance	(6,282)	(601)	943
Changes in foreign currency exchange rate	2,864	315	527
Different tax rates	845	(89)	(82)
Non-deductible expenses and other differences	163	(99)	(463)

Actual tax (income)	$(2,010)	$(418)	-

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL

a.	The Company’s ordinary shares are quoted under the symbol “SPCB” on the NASDAQ Capital Market in the United States.

b.	Shareholders’ rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

c.
On January 31, 2025, the Company raised approximately $6,000 in gross proceeds in a registered direct offering with a two accredited institutional investor through the sale of an aggregate of 545,454 of its ordinary shares.

d.
On February 19, 2025, the Company raised approximately $8,237 in gross proceeds as a result of the exercise of previously issued Company warrants by a single accredited institutional investor through the sale of an aggregate of 931,099 of the Company’s ordinary shares, and private warrants to purchase an aggregate of 698,324 of its ordinary shares at an exercise price of $13.5 per share

On February 23, 2025, the Company received approximately $1,931 in net proceeds from the exercise of previously issued warrants by a single accredited institutional investor. The investor exercised warrants to purchase an aggregate of 212,500 of the Company’s ordinary shares at an exercise price of $9.00 per share.

f.	During 2025 the Company converted $13,075 of the remaining principal and accrued interest of long-term loans into 897,500 of the Company’s ordinary shares, see Note 1.d. for additional information.

g.	During 2025 the Company converted $872 of the remaining principal and accrued interest of short-term loans into 91,779 of the Company’s ordinary shares.

h.	Stock options:

1.
In 2003, the Company adopted a stock option plan under which the Company issues stock options (the “2003 Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

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

In 2026, the Company adopted a stock option plan under which the Company issues stock options (the “2026 Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

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

2.
A summary of the Company’s stock option activity and related information is as follows:

The estimated fair value of stock option awards was determined on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions during the periods indicated:

	Year ended December 31,
	2025	2024	2023
Weighted Average Risk-free interest rate	4.25%	3.84%	2.84%
Dividend yield	-	0%	0%
Weighted Average Volatility factor	104%	91%	74%
Weighted Average Expected life of the options	0.50	4.53	6.64

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

The following table contains additional information concerning options granted under the existing stock-option plan:

	Year ended December 31
	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	40,838	$70.21	41,109	$70.20	40,552	$71.6
Granted	535,319	$2.00	-	$-	1,100	$20.6
Exercised	(505,773)	$2.00	(-)	$-	(13)	$20.0
Canceled and forfeited	(38,629)	$66.66	(271)	$62.88	(530)	$83.4
Outstanding at end of year	31,755	$11.06	40,838	$70.21	41,109	$70.2
Exercisable at end of year	30,482	$11.28	30,579	$72.38	20,849	$76.0

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (Cont.)

A summary of the Company’s non-vested options granted to employees is presented below:

	Year ended December 31
	2025		2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at Beginning of year	10,259	$63.73	20,260	$64.07	29,873	$70.2
Granted	535,319	$2.00	-	$-	1,100	$24.6
Vested	(544,037)	$2.00	(9,822)	$64.91	(10,249)	$69.2
Canceled and forfeited	(268)	$65.00	(179)	$37.75	(464)	$73.6
Non-vested as of December 31, 2025	1,273	$54.73	10,259	$63.73	20,260	$64.07

As of December 31, 2025, there was $4 of unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the stock option plans, to be recognized over a weighted average period of approximately 1 years.

The following table summarizes the allocation of the stock-based compensation:

	Year ended December 31,
	2025	2024	2023
Cost of revenues	$8	$4	$13
Research and development expenses	439	133	95
Selling and marketing expenses	(19)	9	7
General and administrative expenses	426	175	128
Other expenses, net	-	81	-
	$854	$402	$243

The options outstanding and exercisable as of December 31, 2025, have been separated into ranges of exercise prices as follows:

Exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value	Number of options exercisable
$2.0	29,546	3.75	$208,299	28,380
$20.0	299	3.06	$-	299
$24.6	620	5.08	$-	513
$150.0	980	3.14	$-	980
$400.0	310	3.01	$-	310
	31,755		$208,299	30,482

The total intrinsic value of options exercised for the years ended December 31, 2025 and 2024 was $3,566 and $0, respectively.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 14:	SHARE CAPITAL (Cont.)

	Year ended December 31
	2025		2024		2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding at Beginning of year	943,450	$13.1	487,642	$18.2	45,393	201.2
Issued	698,324	$13.5	455,808	$7.6	475,291	10.0
Exercised	931,099	$8.85	-	$-	32,743	64.0
Expired /forfeited	125	$374	-	$-	-	-
Outstanding at end of year	710,549	$19.04	943,450	$13.1	487,642	18.2

h.
Warrants:

Each of the Company's warrants entitles the holder to exercise such warrant for one ordinary share and does not confer upon such holder any rights as an ordinary shareholder until such holder exercises such holder’s warrants and acquires the Ordinary Shares.

All Company warrants outstanding as of December 31, 2025 are classified as a component of shareholders’ equity (excluding the warrants issued on January 19, 2024, which are classified as a liability, see Note 10), because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

The following table contains additional information concerning warrants activity for the years 2025, 2024 and 2023:

Set forth below is data regarding the range of exercise prices and expiration date for warrants outstanding at December 31, 2025:

Exercise Price	Number of warrants Outstanding	Exercisable until
$150	375	2026
341.4	11,850	2027
$13.5	698,324	2029
	710,549

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

b.	As of December 31, 2025 and 2024, the Company accrued $29 and $25, respectively as expenses arising from related party management services.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

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

	Year ended December 31, 2025
	Cyber Security	IoT	e-Gov	Total
Revenues	$819	$25,365	$1,712	$27,896

Operating Income (loss)	(7)	487	(802)	(322)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$-	$2,903	$120	$3,023

	Year ended December 31, 2024
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,198	$25,283	$1,154	$27,635

Operating Income (loss)	271	39	(1,087)	(777)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$87	$3,016	$158	$3,261

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31, 2023
	Cyber Security	IoT	e-Gov	Total
Revenues	$1,260	$23,766	$1,544	$26,570

Operating Income (loss)	524	(99)	(3,676)	(3,359)

Goodwill	1,075	2,229	3,722	7,026

Total Property and Equipment, net	$8	$2,519	$174	$2,701

Following is a reconciliation of the operating income (loss) of the reportable segments to the data included in the statements of operations:

	Year ended December 31,
	2025	2024	2023
Operating income (loss)
Total operating (loss) of reportable segments	$(322)	$(777)	(3,359)
Financial income (expenses), net	2,060	1,020	(663)
Income (loss) before income taxes	$1,738	$243	(4,022)

b.
Summary information about geographic areas:

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2025		2024		2023
	Total Revenues	Property and Equipment, net	Total revenues	Property and Equipment, net	Total Revenues	Property and Equipment, net
Africa	$1,011	$-	$774	$-	$1,455	$-
European countries	11,975	-	18,166	-	17,673	-
South America	-	-	8	-	12	-
United States	6,993	17	7,092	11	6,766	21
Israel	7,890	3,006	1,533	3,250	585	2,680
APAC	27	-	62	-	79	-
	$27,896	$3,023	$27,635	$3,261	$26,570	$2,701

-	Revenues were attributed to countries based on the customer’s location.

-	Property and equipment were classified based on geographic areas in which such property and equipment items are held.

SUPERCOM LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except per share data)

NOTE 16:	SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary of revenues from external customers based on products and services:

	Year ended December 31,
	2025	2024*	2023*
Products sales	$20,358	$20,110	$	$ 19,813
Products operating lease	1,096	1,413		1,774
Products	21,454	21,523		21,587
Services	6,442	6,112		4,983
*Reclass	$27,896	$27,635		$26,570

d.	Major customer data as a percentage of total sales:

	Year ended December 31,
	2025	2024	2023
Customer A	25%	2%	-%
Customer B	15%	6%	5%
Customer C	14%	53%	50%
	54%	61%	55%

NOTE 17:	OTHER EXPENSES, NET

	Year ended December 31,
	2025	2024	2023
Credit losses	$1,853	$1,200	$1,457
Other	817	799	1,355
Total other expenses, net	$2,670	$1,999	$1,812

Credit losses provision. The following is a summary of the accounts receivables and other receivables allowance for credit losses for the years ended December 31:

	Year ended December 31,
	2025	2024	2023
Balance at beginning of period	$15,324	$14,124	$12,667
Provision during the period	1,853	1,200	1,457
Balance at end of period	$17,177	$15,324	$14,124

NOTE 18:	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2025	2024	2023
Interest, bank charges and fees	$(2,420)	$(1,826)	$(2,512)
Interest income on bank deposits	508	-	-
Forgiveness Gain	$4,381	$2,312	-
Change in Fair value of derivative warrants liabilities	(699)	798	2,313
Exchange differences, net	290	(264)	(464)
Total financial income(expenses), net	$2,060	$1,020)	$(663)

NOTE 19:	SUBSEQUENT EVENTS. NONE

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUPERCOM LTD.

Dated: April 28, 2026	By:	/s/ Ordan Trabelsi
	Name:	Ordan Trabelsi
	Title:	Chief Executive Officer